
03028042

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

LONG BEACH SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter)

0001119605
(Registrant CIK Number)

Form 8-K (filed July 18, 2003)
(Electronic Report, Schedule or Registration Statement of Which the Documents are a Part (Give Period of Report))

333-90550
(SEC File Number, if Available)

(Name of Person Filing the Document (if Other Than the Registrant))



SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Seattle, state of Washington, July 16, 2003.

Long Beach Securities Corp.
(Registrant)

By [signature], Vice President
(Name and Title)

Filings Made by Persons Other Than the Registrant. After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, 200_, that the information set forth in this statement is true and complete.

By________________
(Name)

____
(Title)

202938 v02.SE (4CL602!.DOC)



SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 10, 2003

LONG BEACH SECURITIES CORP.

(as depositor under the Pooling and Servicing Agreement, dated as of July 1, 2003, providing for the issuance of Asset-Backed Certificates, Series 2003-4)

(Exact name of registrant as specified in its charter)

Delaware	333-90550	33-0917586
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1100 Town & Country Road Suite 1600 Orange, California	92868
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (714) 541-5378

Item 2. Acquisition or Disposition of Assets

Description of the Certificates and the Mortgage Pool

On July 10, 2003, a single series of certificates, entitled Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4 (the "Certificates"), were issued pursuant to a pooling and servicing agreement, dated as of July 1, 2003 (the "Agreement"), attached hereto as Exhibit 4.1, among Long Beach Securities Corp. as depositor (the "Depositor"), Long Beach Mortgage Company as master servicer ("Long Beach") and Deutsche Bank National Trust Company as trustee (the "Trustee"). The Certificates consist of sixteen classes of certificates (collectively, the "Certificates"), designated as the "Class AV-1 Certificates", "Class AV-2 Certificates", "Class AV-3 Certificates", "Class M-1 Certificates", "Class M-2 Certificates", "Class M-3 Certificates", "Class M-4A Certificates", "Class M-4F Certificates", "Class M-5A Certificates", "Class M-5F Certificates", "Class M-6 Certificates", "Class C Certificates", "Class P Certificates", "Class R Certificates", "Class R-CX Certificates" and "Class R-PX Certificates". The Certificates evidence in the aggregate the entire beneficial ownership interest in a trust fund (the "Trust Fund"), consisting of a pool of first lien and second lien, fully amortizing, adjustable-rate and fixed-rate residential mortgage loans (the "Mortgage Pool") having original terms to maturity up to 30 years (the "Mortgage Loans"). The Mortgage Pool consists of Mortgage Loans having an aggregate scheduled principal balance of $2,200,000,305.17 as of July 1, 2003 (the "Cut-off Date"). The Mortgage Loans were purchased pursuant to the Mortgage Loan Purchase Agreement, dated July 8, 2003, (the "Purchase Agreement") between Long Beach and the Depositor. The Depositor, Long Beach, Greenwich Capital Markets, Inc. and Morgan Stanley & Co. Incorporated (together, Greenwich Capital Markets, Inc. and Morgan Stanley & Co. Incorporated are the "Co-Representatives"), as Co-Representatives of themselves, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., UBS Securities LLC and WaMu Capital Corp. have entered into an Underwriting Agreement dated as of June 27, 2003 for the purchase of the Class AV-1 Certificates, Class AV-2 Certificates, Class AV-3 Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4A Certificates, Class M-4F Certificates, Class M-5A Certificates, Class M-5F Certificates and Class M-6 Certificates.

The Certificates have the following initial Certificate Balances and Pass-Through Rates:

Class	Initial Certificate Principal Balance or Notional Amount	Pass-Through Rate
AV-1	$1,291,390,000.00	Variable
AV-2	$122,610,000.00	Variable
AV-3	$417,500,000.00	Variable
M-1	$126,500,000.00	Variable
M-2	$93,500,000.00	Variable
M-3	$27,500,000.00	Variable
M-4A	$22,500,000.00	Variable
M-4F	$5,000,000.00	5.745%
M-5A	$17,000,000.00	Variable
M-5F	$5,000,000.00	6.500%
M-6	$33,000,000.00	Variable
C	~$38,500,205.17	Variable
P	$100.00	N/A
R	100.00%	N/A
R-CX	100.00%	N/A
R-PX	100.00%	N/A

The Class AV-1 Certificates, Class AV-2 Certificates, Class AV-3 Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4A Certificates, Class M-4F Certificates, Class M-5A Certificates, Class M-5F Certificates, Class M-6 Certificates and the Mortgage Loans are more particularly described in the Prospectus, dated July 30, 2002, and the Prospectus Supplement, dated July 8, 2003, as previously filed with the Securities and Exchange Commission pursuant to Rule 424(b). The Class C Certificates, the Class P Certificates, the Class R Certificates, the Class R-CX Certificates and the Class R-PX Certificates have not been and will not be publicly offered by the Depositor. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Prospectus Supplement.

Item 7. Financial Statements and Exhibits

(a) Not applicable

(b) Not applicable

(c) Exhibits

Exhibit No.	Description
4.1	Pooling and Servicing Agreement, dated as of July 1, 2003, by and among Long Beach Securities Corp. as Depositor, Long Beach Mortgage Company as Master Servicer and Deutsche Bank National Trust Company as Trustee, relating to the Series 2003-4 Certificates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 16, 2003

LONG BEACH SECURITIES CORP.

By: 
Name: Jeffery A Sorensen
Title: Vice President

Index to Exhibits

Exhibit No.	Description	Sequentially Numbered Page
4.1	Pooling and Servicing Agreement, dated as of July 1, 2003, by and among Long Beach Securities Corp. as Depositor, Long Beach Mortgage Company as Master Servicer and Deutsche Bank National Trust Company as Trustee, relating to the Series 2003-4 Certificates.	7

EXHIBIT 4.1

SE 537077 v2

LONG BEACH SECURITIES CORP.,
Depositor

LONG BEACH MORTGAGE COMPANY,
Master Servicer

and

DEUTSCHE BANK NATIONAL TRUST COMPANY,
Trustee

POOLING AND SERVICING AGREEMENT
Dated as of July 1, 2003

Long Beach Mortgage Loan Trust 2003-4

Asset-Backed Certificates, Series 2003-4

SE 536540 v14

TABLE OF CONTENTS

Page

Exhibits

Schedules

This POOLING AND SERVICING AGREEMENT is dated as of July 1, 2003 (the "Agreement"), among LONG BEACH SECURITIES CORP., as depositor (the "Depositor"), LONG BEACH MORTGAGE COMPANY, as master servicer (the "Master Servicer") and DEUTSCHE BANK NATIONAL TRUST COMPANY, as Trustee (the "Trustee").

PRELIMINARY STATEMENT:

The Depositor intends to sell pass-through certificates (collectively, the "Certificates"), to be issued hereunder in multiple classes, which in the aggregate will evidence the entire beneficial ownership interest in the Trust Fund created hereunder. The Certificates will consist of sixteen classes of certificates, designated as (i) the Class AV-1 Certificates, (ii) the Class AV-2 Certificates, (iii) the Class AV-3 Certificates, (iv) the Class M-1 Certificates, (v) the Class M-2 Certificates, (vi) the Class M-3 Certificates, (vii) the Class M-4A Certificates, (viii) the Class M-4F Certificates, (ix) the Class M-5A Certificates; (x) the Class M-5F Certificates; (xi) the Class M-6 Certificates, (xii) the Class C Certificates, (xiii) the Class P Certificates, (xiv) the Class R Certificates, (xv) the Class R-CX Certificates and (xvi) the Class R-PX Certificates.

REMIC 1

As provided herein, the Trustee will make an election to treat the segregated pool of assets consisting of the Mortgage Loans and certain other related assets subject to this Agreement (exclusive of the Reserve Fund and the Master Servicer Prepayment Charge Payment Amounts) as a REMIC for federal income tax purposes, and such segregated pool of assets will be designated as "REMIC 1." The Class R-1 Interest will represent the sole class of "residual interests" in REMIC 1 for purposes of the REMIC Provisions (as defined herein) under federal income tax law. The following table irrevocably sets forth the designation, the Uncertificated REMIC 1 Pass-Through Rate, the initial Uncertificated Principal Balance, and solely for purposes of satisfying Treasury regulation Section1.860G-1(a)(4)(iii), the "latest possible maturity date" for each of the REMIC 1 Regular Interests. None of the REMIC 1 Regular Interests will be certificated.

Designation	Initial Uncertificated Principal Balance	Uncertificated REMIC 1 Pass-Through Rate	Assumed Final Maturity Date[1]
LT1-AA	$2,156,000,201.07	Variable[2]	August, 2033
LT1-A1	$12,913,900.00	Variable[2]	August, 2033
LT1-A2	$1,226,100.00	Variable[2]	August, 2033
LT1-A3	$4,175,000.00	Variable[2]	August, 2033
LT1-M1	$1,265,000.00	Variable[2]	August, 2033
LT1-M2	$935,000.00	Variable[2]	August, 2033
LT1-M3	$275,000.00	Variable[2]	August, 2033
LT1-M4A	$225,000.00	Variable[2]	August, 2033
LT1-M4F	$50,000.00	Variable[2]	August, 2033
LT1-M5A	$170,000.00	Variable[2]	August, 2033
LT1-M5F	$50,000.00	Variable[2]	August, 2033
LT1-M6	$330,000.00	Variable[2]	August, 2033
LT1-ZZ	$22,385,004.10	Variable[2]	August, 2033
LT1-P	$100.00	Variable[2]	August, 2033

[1] Solely for purposes of Section 1.860G-1(a)(4)(iii) of the Treasury regulations, the Distribution Date in the month following the month of the maturity date for the Mortgage Loan with the latest maturity date has been designated as the "latest possible maturity date" for each REMIC 1 Regular Interest.

[2] Calculated in accordance with the definition of "Uncertificated REMIC 1 Pass-Through Rate" herein.

REMIC 2

As provided herein, the Trustee shall make an election to treat the segregated pool of assets consisting of the REMIC 1 Regular Interests as a REMIC for federal income tax purposes, and such segregated pool of assets will be designated as "REMIC 2." The Class R-2 Interest represents the sole class of "residual interests" in REMIC 2 for purposes of the REMIC Provisions.

The following table sets forth (or describes) the Class designation, Pass-Through Rate and Original Class Certificate Principal Balance for each Class of Certificates that represents one or more of the "regular interests" in REMIC 2 and each class of uncertificated "regular interests" in REMIC 2:

Class Designation	Original Class Certificate Principal Balance	Pass-Through Rate	Assumed Final Maturity Date[1]
AV-1	$1,291,390,000.00	Variable[2]	August 2033
AV-2	$122,610,000.00	Variable[2]	August 2033
AV-3	$417,500,000.00	Variable[2]	August 2033
M-1	$126,500,000.00	Variable[2]	August 2033
M-2	$93,500,000.00	Variable[2]	August 2033
M-3	$27,500,000.00	Variable[2]	August 2033
M-4A	$22,500,000.00	Variable[2]	August 2033
M-4F	$5,000,000.00	5.745%[3]	August 2033
M-5A	$17,000,000.00	Variable[2]	August 2033
M-5F	$5,000,000.00	6.000%[3]	August 2033
M-6	$33,000,000.00	Variable[2]	August 2033
Class C Interest	$38,500,205.17	Variable[4]	August 2033
Class P Interest	$100.00	N/A[5]	August 2033

[1] Solely for purposes of Section 1.860G-1(a)(4)(iii) of the Treasury regulations, the Distribution Date in the month following the month of the maturity date for the Mortgage Loan with the latest maturity date has been designated as the "latest possible maturity date" for each Class of Certificates or uncertificated interests that represents one or more of the "regular interests" in REMIC 2.

[2] Calculated in accordance with the definition of "Pass-Through Rate" herein.

[3] Subject to limitations, as described in the definitions of Formula Rate and Pass-Through Rate.

[4] The Class C Interest will accrue interest at its variable Pass-Through Rate on its Notional Amount outstanding from time to time, which shall equal the aggregate of the Uncertificated Principal Balances of the REMIC 1 Regular Interests. The Class C Interest will not accrue interest on its Uncertificated Principal Balance.

[5] The Class P Interest will not accrue interest.

REMIC CX

As provided herein, the Trustee will make an election to treat the segregated pool of assets consisting of the Class C Interest as a REMIC for federal income tax purposes, and such segregated pool of assets will be designated as "REMIC CX." The Class R-CX Interest will represent the sole class of "residual interests" in REMIC CX for purposes of the REMIC Provisions (as defined herein) under federal income tax law. The following table irrevocably sets forth the designation, the Pass-Through Rate, Original Class Certificate Principal Balance, and solely for purposes of satisfying Treasury regulation Section 1.860G-1(a)(4)(iii), the "latest possible maturity date" for each of the REMIC CX Regular Interests.

Designation	Uncertificated REMIC CX Pass-Through Rate	Initial Uncertificated Principal Balance	Assumed Final Maturity Date[1]
Class C	Variable[2]	$38,500,205.17	August 2033

[1] Solely for purposes of Section 1.860G-1(a)(4)(iii) of the Treasury regulations, the Distribution Date in the month following the month of the maturity date for the Mortgage Loan with the latest maturity date has been designated as the "latest possible maturity date" for each REMIC CX Regular Interest.

[2] The Class C Certificates will not accrue interest on their Certificate Principal Balance. Instead, the monthly interest due on the Class C Certificates will be 100% of the interest paid on the Class C Interest.

REMIC PX

As provided herein, the Trustee will make an election to treat the segregated pool of assets consisting of the Class P Interest as a REMIC for federal income tax purposes, and such segregated pool of assets will be designated as "REMIC PX." The Class R-PX Interest will represent the sole class of "residual interests" in REMIC PX for purposes of the REMIC Provisions (as defined herein) under federal income tax law. The following table irrevocably sets forth the designation, the Pass-Through Rate, Original Class Certificate Principal Balance, and solely for purposes of satisfying Treasury regulation Section 1.860G-1(a)(4)(iii), the "latest possible maturity date" for each of the REMIC PX Regular Interests.

Designation	Uncertificated REMIC PX Pass-Through Rate	Initial Uncertificated Principal Balance	Assumed Final Maturity Date[1]
Class P	N/A[2]	$100.00	August 2033

[1] Solely for purposes of Section 1.860G-1(a)(4)(iii) of the Treasury regulations, the Distribution Date in the month following the month of the maturity date for the Mortgage Loan with the latest maturity date has been designated as the "latest possible maturity date" for each REMIC PX Regular Interest.

[2] The Class P Certificates will not accrue interest.

ARTICLE I

DEFINITIONS

Section 1.01 Defined Terms.

Whenever used in this Agreement or in the Preliminary Statement, the following words and phrases, unless the context otherwise requires, shall have the meanings specified in this Article. Unless otherwise specified, all calculations in respect of interest on the LIBOR Certificates shall be made on the basis of the actual number of days elapsed on the basis of a 360-day year and all other calculations of interest described herein shall be made on the basis of a 360-day year consisting of twelve 30-day months. The Class P Certificates and the Residual Certificates are not entitled to distributions in respect of interest and, accordingly, will not accrue interest.

"1933 Act": The Securities Act of 1933, as amended.

"Account": Either of the Collection Account and Distribution Account.

"Accrual Period": With respect to the Fixed-Rate Certificates, the Class C Certificates, the REMIC 1 Regular Interests and the Class C Interest, and each Distribution Date, the calendar month prior to the month of such Distribution Date. With respect to the LIBOR Certificates, and each Distribution Date, the period commencing on the immediately preceding Distribution Date (or in the case of the first such Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

"Adjustable Rate Mortgage Loan": A Mortgage Loan which provides for an adjustable Mortgage Rate payable with respect thereto.

"Adjusted Net Maximum Mortgage Rate": With respect to any Mortgage Loan (or the related REO Property), as of any Distribution Date, a per annum rate of interest equal to the Maximum Mortgage Rate for such Mortgage Loan (if such Mortgage Loan is an Adjustable Rate Mortgage Loan) or the Mortgage Rate for such Mortgage Loan (if such Mortgage Loan is a Fixed Rate Mortgage Loan), in either such case as of the first day of the month preceding the month in which such Distribution Date occurs, minus the sum of (i) the Servicing Fee Rate, (ii) the PMI Insurer Fee Rate, if applicable, and (iii) the Trustee Fee Rate.

"Adjusted Net Mortgage Rate": With respect to any Mortgage Loan (or the related REO Property), as of any Distribution Date, a per annum rate of interest equal to the Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs, minus the sum of (i) the Servicing Fee Rate, (ii) the PMI Insurer Fee Rate, if applicable, and (iii) the Trustee Fee Rate.

"Adjustment Date": With respect to each Adjustable Rate Mortgage Loan, each date, on which the Mortgage Rate of such Mortgage Loan changes pursuant to the related Mortgage Note. The first Adjustment Date following the Cut-off Date as to each Adjustable Rate Mortgage Loan is set forth in the Mortgage Loan Schedule.

"Advance": As to any Mortgage Loan or REO Property, any advance made by the Master Servicer in respect of any Distribution Date pursuant to Section 4.04.

"Advancing Person": As defined in Section 3.27 hereof.

"Adverse REMIC Event": As defined in Section 10.01(f) hereof.

"Affiliate": With respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition, "control" means the power to direct the management and policies of a Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise and "controlling" and "controlled" shall have meanings correlative to the foregoing.

"Agreement": This Pooling and Servicing Agreement and all amendments hereof and supplements hereto.

"Allocated Realized Loss Amount": With respect to any Distribution Date and any Class of the Mezzanine Certificates, the sum of (i) any Realized Losses allocated to such Class of Certificates on any Distribution Date and (ii) the amount of any Allocated Realized Loss Amount for such Class of Certificates remaining unpaid from the previous Distribution Date.

"Assignment": An assignment of Mortgage, notice of transfer or equivalent instrument, in recordable form (excepting therefrom, if applicable, the mortgage recordation information which has not been required pursuant to Section 2.01 hereof or returned by the applicable recorder's office), which is sufficient under the laws of the jurisdiction wherein the related Mortgaged Property is located to reflect or record the sale of the Mortgage.

"Available Funds": With respect to any Distribution Date, an amount equal to the excess of (i) the sum of (a) the aggregate of the Monthly Payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date, (b) Liquidation Proceeds, Insurance Proceeds, Principal Prepayments and other unscheduled recoveries of principal and interest in respect of the Mortgage Loans during the related Prepayment Period (other than any Prepayment Charges collected by the Master Servicer in connection with the full or partial prepayment of any of the Mortgage Loans and any Master Servicer Prepayment Charge Payment Amount in connection with Mortgage Loans), (c) the aggregate of any amounts received in respect of an REO Property acquired in respect of a Mortgage Loan withdrawn from any REO Account and deposited in the Collection Account for such Distribution Date, (d) the aggregate of any amounts deposited in the Collection Account by the Master Servicer in respect of related Prepayment Interest Shortfalls on the Mortgage Loans for such Distribution Date, (e) the aggregate of any Advances made by the Master Servicer or the Trustee for such Distribution Date with respect to the Mortgage Loans, (f) the aggregate of any related advances made by or on behalf of the Trustee for such Distribution Date with respect to the Mortgage Loans pursuant to Section 7.02(b) and (g) the aggregate of any amounts constituting proceeds of repurchases or substitutions of the Mortgage Loans occurring during the related Prepayment Period over (ii) the sum, without duplication, of (a) amounts reimbursable or payable to the Depositor, the Master Servicer, the Trustee, the Seller, the NIMS Insurer or any Sub-Servicer pursuant to Section 3.11 or Section 3.12 in respect of the Mortgage Loans or otherwise payable in respect of Extraordinary Trust Fund Expenses, (b) amounts deposited in the Collection

Account or the Distribution Account pursuant to clauses (i)(a) through (g) above, as the case may be, in error, (c) Stayed Funds, (d) any Trustee Fee pursuant to Section 8.05 and any indemnification payments or expense reimbursements made by the Trust Fund pursuant to Section 8.05 and (e) amounts reimbursable to the Trustee for an advance made pursuant to Section 7.02(b) which advance the Trustee has determined to be nonrecoverable from the Stayed Funds in respect of which it was made.

"Bankruptcy Code": The Bankruptcy Reform Act of 1978 (Title 11 of the United States Code), as amended.

"Bankruptcy Loss": With respect to any Mortgage Loan, a Realized Loss resulting from a Deficient Valuation or Debt Service Reduction.

"Book-Entry Certificates": Any of the Certificates that shall be registered in the name of the Depository or its nominee, the ownership of which is reflected on the books of the Depository or on the books of a Person maintaining an account with the Depository (directly, as a "Depository Participant", or indirectly, as an indirect participant in accordance with the rules of the Depository and as described in Section 5.02 hereof). On the Closing Date, the Class AV Certificates and the Mezzanine Certificates shall be Book-Entry Certificates.

"Book-Entry Custodian": The custodian appointed pursuant to Section 5.01(b).

"Business Day": Any day other than a Saturday, a Sunday or a day on which banking or savings institutions in the State of California, the State of Delaware, the State of New York, the State of Washington, or in the city in which the Corporate Trust Office of the Trustee is located, are authorized or obligated by law or executive order to be closed.

"Cap Agreement": The interest rate cap agreement consisting of the confirmation incorporating by reference the ISDA Master Agreement, dated July 10, 2003 between the Seller and the Cap Provider, as such agreement may be amended and supplemented in accordance with its terms and any replacement interest rate cap agreement acceptable to the Trustee.

"Cap Assignment": The Fixed Income Cap Assignment Agreement dated July 10, 2003 among the Cap Provider, the Seller, the Depositor and the Trustee.

"Cap Provider": West LB AG, New York branch.

"Certificate": Any Regular Certificate or Residual Certificate.

"Certificate Margin": With respect to the Class AV-1 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 0.31% per annum and (B) after the Optional Termination Date, 0.62% per annum. With respect to the Class AV-2 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 0.07% per annum and (B) after the Optional Termination Date, 0.14% per annum. With respect to the Class AV-3 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 0.34% per annum and (B) after the Optional Termination Date, 0.68% per annum. With respect to the Class M-1 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 0.68% per annum and (B) after the Optional Termination Date, 1.02% per annum. With

respect to the Class M-2 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 1.75% per annum and (B) after the Optional Termination Date, 2.625% per annum. With respect to the Class M-3 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 2.15% per annum and (B) after the Optional Termination Date, 3.225% per annum. With respect to the Class M-4A Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 3.25% per annum and (B) after the Optional Termination Date, 4.875% per annum. With respect to the Class M-5A Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 4.00% per annum and (B) after the Optional Termination Date, 6.00% per annum. With respect to the Class M-6 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 4.00% per annum and (B) after the Optional Termination Date, 6.00% per annum.

"Certificate Owner": With respect to each Book-Entry Certificate, any beneficial owner thereof.

"Certificate Principal Balance": With respect to any Class AV Certificates, Mezzanine Certificates or Class P Certificates immediately prior to any Distribution Date, an amount equal to the Initial Certificate Principal Balance thereof reduced by the sum of all amounts actually distributed in respect of principal of such Class and, in the case of a Mezzanine Certificate Realized Losses allocated thereto on all prior Distribution Dates. With respect to any Class C Certificates as of any date of determination, an amount equal to the Uncertificated Principal Balance of the Class C Interest. The Residual Certificates will not have a Certificate Principal Balance.

"Certificate Register": The register established and maintained pursuant to Section 5.02 hereof.

"Certificateholder" or "Holder": The Person in whose name a Certificate is registered in the Certificate Register, except that a Disqualified Organization or a Non-United States Person shall not be a Holder of a Residual Certificate for any purposes hereof and, solely for the purposes of giving any consent, direction or taking any other action pursuant to this Agreement, any Certificate registered in the name of the Depositor or the Master Servicer or any Affiliate thereof shall be deemed not to be outstanding and the Voting Rights to which it is entitled shall not be taken into account in determining whether the requisite percentage of Voting Rights necessary to effect any such consent, direction or other action has been obtained, except as otherwise provided in Section 11.01. The Trustee and the NIMS Insurer may conclusively rely upon a certificate of the Depositor or the Master Servicer in determining whether a Certificate is held by an Affiliate thereof. All references herein to "Holders" or "Certificateholders" shall reflect the rights of Certificate Owners as they may indirectly exercise such rights through the Depository and participating members thereof, except as otherwise specified herein; provided, however, that the Trustee and the NIMS Insurer shall be required to recognize as a "Holder" or "Certificateholder" only the Person in whose name a Certificate is registered in the Certificate Register.

"Class": Collectively, Certificates which have the same priority of payment and bear the same class designation and the form of which is identical except for variation in the Percentage Interest evidenced thereby.

"Class AV Certificates": The Class AV-1 Certificates, the Class AV-2 Certificates and the Class AV-3 Certificates.

"Class AV Principal Distribution Amount": With respect to any Distribution Date, the sum of the Group I Senior Principal Distribution Amount and the Group II Senior Principal Distribution Amount.

"Class AV-1 Certificate": Any one of the Class AV-1 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-1 executed, authenticated and delivered by the Trustee, representing the rights to distributions as set forth herein and therein and evidencing a regular interest in REMIC 2.

"Class AV-2 Certificate": Any one of the Class AV-2 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-2 executed, authenticated and delivered by the Trustee, representing the rights to distributions as set forth herein and therein and evidencing a regular interest in REMIC 2.

"Class AV-3 Certificate": Any one of the Class AV-3 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-3 executed, authenticated and delivered by the Trustee, representing the rights to distributions as set forth herein and therein and evidencing a regular interest in REMIC 2.

"Class C Certificate": Any one of the Class C Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-12, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC CX.

"Class C Interest" An uncertificated interest in the Trust Fund held by the Trustee on behalf of the Holders of the Class C Certificates, evidencing a Regular Interest in REMIC 2 for purposes of the REMIC Provisions.

"Class M-1 Certificate": Any one of the Class M-1 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-4, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 2.

"Class M-1 Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class AV Certificates (after taking into account the payment of the Class AV Principal Distribution Amount on such Distribution Date) and (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 78.00% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day

of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

"Class M-2 Certificate": Any one of the Class M-2 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-5, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 2.

"Class M-2 Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class AV Certificates (after taking into account the payment of the Class AV Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date) and (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 86.50% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

"Class M-3 Certificate": Any one of the Class M-3 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-6, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 2.

"Class M-3 Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class AV Certificates (after taking into account the payment of the Class AV Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date) and (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 89.00% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of

the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

"Class M-4 Certificates": The Class M-4A Certificates and the Class M-4F Certificates.

"Class M-4 Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class AV Certificates (after taking into account the payment of the Class AV Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), and (v) the aggregate Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 91.50% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

"Class M-4A Certificate": Any one of the Class M-4A Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-7, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 2.

"Class M-4F Certificate": Any one of the Class M-4F Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-8, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 2.

"Class M-5 Certificates": The Class M-5A Certificates and the Class M-5F Certificates.

"Class M-5 Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class AV Certificates (after taking into account the payment of the Class AV Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate

Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the aggregate Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date) and (vi) the aggregate Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 93.50% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

"Class M-5A Certificate": Any one of the Class M-5A Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-9, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 2.

"Class M-5F Certificate": Any one of the Class M-5F Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-10, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 2.

"Class M-6 Certificate": Any one of the Class M-6 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-11, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 2.

"Class M-6 Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class AV Certificates (after taking into account the payment of the Class AV Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the aggregate Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date), (vi) the aggregate Certificate Principal Balance of the Class M-5 Certificates (after taking into account the payment of the Class M-5 Principal Distribution Amount on such Distribution Date) and (vii) the aggregate Certificate Principal Balance of the Class M-6 Certificates immediately prior to such

Distribution Date over (y) the lesser of (A) the product of (i) 96.50% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

"Class P Certificate": Any one of the Class P Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-13, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC PX.

"Class P Interest" An uncertificated interest in the Trust Fund held by the Trustee on behalf of the Holders of the Class P Certificates, evidencing a Regular Interest in REMIC 2 for purposes of the REMIC Provisions.

"Class R Certificate": Any one of the Class R Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-14, executed, authenticated and delivered by the Trustee, evidencing the ownership of the Class R-1 Interest and the Class R-2 Interest.

"Class R-1 Interest": The Residual Interest in REMIC 1.

"Class R-2 Interest": The Residual Interest in REMIC 2.

"Class R-CX Certificate": Any one of the Class R-CX Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-15, executed, authenticated and delivered by the Trustee, evidencing the ownership of the Class R-CX Interest.

"Class R-CX Interest": The Residual Interest in REMIC CX.

"Class R-PX Certificate": Any one of the Class R-PX Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-16, executed, authenticated and delivered by the Trustee, evidencing the ownership of the Class R-PX Interest.

"Class R-PX Interest": The Residual Interest in REMIC PX.

"Close of Business": As used herein, with respect to any Business Day, 5:00 p.m. (New York time).

"Closing Date": July 10, 2003.

"Closing Date Mortgage Loans": The Group I Closing Date Mortgage Loans and the Group II Closing Date Mortgage Loans.

"Code": The Internal Revenue Code of 1986, as amended.

"Collection Account": The account or accounts created and maintained by the Master Servicer pursuant to Section 3.10(a), which shall be entitled "Deutsche Bank National Trust Company, as Trustee, in trust for registered Holders of Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4," which must be an Eligible Account.

"Commission": The Securities and Exchange Commission.

"Compensating Interest": As defined in Section 3.24.

"Corporate Trust Office": The principal corporate trust office of the Trustee at which at any particular time its corporate trust business in connection with this Agreement shall be administered, which office at the date of the execution of this instrument is located at 1761 East St. Andrew Place, Santa Ana, California 92705, or at such other address as the Trustee may designate from time to time by notice to the Certificateholders, the Depositor and the Master Servicer.

"Corresponding Certificates": With respect to (i) REMIC 1 Regular Interest LT1-A1, (ii) REMIC 1 Regular Interest LT1-A2, (iii) REMIC 1 Regular Interest LT1-A3, (iv) REMIC 1 Regular Interest LT1-M1, (v) REMIC 1 Regular Interest LT1-M2, (vi) REMIC 1 Regular Interest LT1-M3, (vii) REMIC 1 Regular Interest LT1-M4A, (viii) REMIC 1 Regular Interest LT1-M4F, (ix) REMIC 1 Regular Interest LT1-M5A, (x) REMIC 1 Regular Interest LT1-M5F, (xi) REMIC 1 Regular Interests LT1-M6, (xii) the Class C Interest and (xiii) REMIC 1 Regular Interest LT1-P and the Class P Interest, (i) the Class AV-1 Certificates, (ii) the Class AV-2 Certificates, (iii) the Class AV-3 Certificates, (iv) the Class M-1 Certificates, (v) the Class M-2 Certificates, (vi) the Class M-3 Certificates, (vii) the Class M-4A Certificates, (viii) the Class M-4F Certificates, (ix) the Class M-5A Certificates, (x) the Class M-5F Certificates, (xi) the Class M-6 Certificates, (xii) the Class C Certificates and (xiii) the Class P Certificates, respectively.

"Credit Enhancement Percentage": With respect to any Distribution Date, the percentage equivalent of a fraction, the numerator of which is (x) the sum of the aggregate Certificate Principal Balance of the Mezzanine Certificates and the Uncertificated Principal Balance of the Class C Interest, calculated prior to distribution of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount in respect of the Certificates then entitled to distributions of principal on such Distribution Date, and the denominator of which is (y) the aggregate Stated Principal Balance of the Mortgage Loans, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period.

"Cumulative Loss Percentage": With respect to any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the aggregate amount of Realized Losses incurred from the Cut-off Date to the last day of the calendar month preceding such Distribution Date and the denominator of which is the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date.

"Cumulative Loss Trigger Event": A Cumulative Loss Trigger Event has occurred with respect to any Distribution Date on or after August 2006, if the percentage obtained by dividing (x) the aggregate amount of Realized Losses incurred with respect to the Mortgage Loans from

the Cut-off Date through the last day of the related Due Period by (y) the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, exceeds the applicable percentage set forth below for such Distribution Date:

Distribution Date Occurring in	**Cumulative Loss Percentage**
August 2006 through July 2007	3.25% for the first month, plus an additional 1/12th of 1.25% for each month thereafter.
August 2007 through July 2008	4.50% for the first month, plus an additional 1/12th of 0.75% for each month thereafter.
August 2008 through July 2009	5.25% for the first month, plus an additional 1/12th of 0.35% for each month thereafter.
August 2009 and thereafter	5.60% for each month

"Custodial Agreement": Any agreement that may be entered into by the Trustee and any Custodian or any agreement assigned to the Trustee providing for holding and safekeeping of Mortgage Files on behalf of the Trust.

"Custodian": A custodian appointed as provided in Section 8.11 hereof pursuant to a Custodial Agreement.

"Cut-off Date": With respect to each Closing Date Mortgage Loan, July 1, 2003; and with respect to each Qualified Substitute Mortgage Loan, its date of substitution, as applicable.

"Cut-off Date Aggregate Principal Balance": The aggregate of the Cut-off Date Principal Balances of the Mortgage Loans.

"Cut-off Date Principal Balance": With respect to any Mortgage Loan, the unpaid principal balance thereof as of the Cut-off Date (with respect to a Closing Date Mortgage Loan); or as of the applicable date of substitution (with respect to a Qualified Substitute Mortgage Loan), after giving effect to scheduled payments due on or before the Cut-off Date, whether or not received.

"Debt Service Reduction": With respect to any Mortgage Loan, a reduction in the scheduled Monthly Payment for such Mortgage Loan by a court of competent jurisdiction in a proceeding under the Bankruptcy Code, except such a reduction resulting from a Deficient Valuation.

"Deficient Valuation": With respect to any Mortgage Loan, a valuation of the related Mortgaged Property by a court of competent jurisdiction in an amount less than the then outstanding principal balance of the Mortgage Loan, which valuation results from a proceeding initiated under the Bankruptcy Code.

"Definitive Certificates": As defined in Section 5.01(b) hereof.

"Deleted Mortgage Loan": A Mortgage Loan replaced or to be replaced by one or more Qualified Substitute Mortgage Loans.

"Delinquency Percentage": With respect to any Distribution Date, the percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties related to the Mortgage Loans and (iii) Mortgage Loans in foreclosure and in bankruptcy (excluding any such Mortgage Loans which are less than 60 days Delinquent under the bankruptcy plan) by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period.

"Delinquency Trigger Event": A Delinquency Trigger Event has occurred with respect to a Distribution Date if the Delinquency Percentage exceeds 44.00% of the Credit Enhancement Percentage.

"Delinquent": With respect to any Mortgage Loan and related Monthly Payment, the Monthly Payment due on a Due Date which is not made by the Close of Business on the next scheduled Due Date for such Mortgage Loan For example, a Mortgage Loan is 60 or more days Delinquent if the Monthly Payment due on a Due Date is not made by the Close of Business on the second scheduled Due Date after such Due Date.

"Depositor": Long Beach Securities Corp., a Delaware corporation, or any successor in interest.

"Depository": The initial Depository shall be The Depository Trust Company, whose nominee is Cede & Co., or any other organization registered as a "clearing agency" pursuant to Section 17A of the Securities Exchange Act of 1934, as amended. The Depository shall initially be the registered Holder of the Book-Entry Certificates. The Depository shall at all times be a "clearing corporation" as defined in Section 8-102(3) of the Uniform Commercial Code of the State of New York.

"Depository Participant": A broker, dealer, bank or other financial institution or other Person for whom from time to time a Depository effects book-entry transfers and pledges of securities deposited with the Depository.

"Determination Date": With respect to any Distribution Date, the 15th day of the calendar month in which such Distribution Date occurs or, if such 15th day is not a Business Day, the Business Day immediately preceding such 15th day.

"Directly Operate": With respect to any REO Property, the furnishing or rendering of services to the tenants thereof, the management or operation of such REO Property, the holding of such REO Property primarily for sale to customers, the performance of any construction work thereon or any use of such REO Property in a trade or business conducted by the REMIC other than through an Independent Contractor; provided, however, that the Trustee (or the Master Servicer on behalf of the Trustee) shall not be considered to Directly Operate an REO Property solely because the Trustee (or the Master Servicer on behalf of the Trustee) establishes rental terms, chooses tenants, enters into or renews leases, deals with taxes and insurance, or makes decisions as to repairs or capital expenditures with respect to such REO Property.

"Disqualified Organization": Any: (A) "disqualified organization" under Section 860E of the Code, which as of the Closing Date is any of (i) the United States, any state or political subdivision thereof, any foreign government, any international organization, or any agency or instrumentality of any of the foregoing, (ii) any organization (other than a cooperative described in Section 521 of the Code) which is exempt from the tax imposed by Chapter 1 of the Code unless such organization is subject to the tax imposed by Section 511 of the Code, or (iii) any organization described in Section 1381(a)(2)(C) of the Code; (B) "electing large partnership" within the meaning of Section 775 of the Code; or (C) other Person so designated by the Trustee based upon an Opinion of Counsel provided by nationally recognized counsel to the Trustee that the holding of an ownership interest in a Residual Certificate by such Person may cause the Trust Fund or any Person having an ownership interest in any Class of Certificates (other than such Person) to incur liability for any federal tax imposed under the Code that would not otherwise be imposed but for the transfer of an ownership interest in a Residual Certificate to such Person. A corporation will not be treated as an instrumentality of the United States or of any state or political subdivision thereof if all of its activities are subject to income tax and a majority of its board of directors is not selected by a governmental unit. The terms "United States," "state" and "international organization" shall have the meanings set forth in Section 7701 of the Code.

"Distribution Account": The trust account or accounts created and maintained by the Trustee pursuant to Section 3.10(b) which shall be entitled "Distribution Account, Deutsche Bank National Trust Company, as Trustee, in trust for the registered Certificateholders of Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4" and which must be an Eligible Account.

"Distribution Date": The 25th day of any calendar month, or if such 25th day is not a Business Day, the Business Day immediately following such 25th day, commencing in August 2003.

"Due Date": With respect to each Distribution Date, the first day of the calendar month in which such Distribution Date occurs, which is the day of the month on which the Monthly Payment is due on a Mortgage Loan, exclusive of any days of grace.

"Due Period": With respect to any Distribution Date, the period commencing on the second day of the month preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.

"Effective Date": As defined in Section 3.13 hereof.

"Eligible Account": Any of (i) an account or accounts maintained with a federal or state chartered depository institution or trust company the short-term unsecured debt obligations of which (or, in the case of a depository institution or trust company that is the principal subsidiary of a holding company, the short-term unsecured debt obligations of such holding company) are rated no lower than P-1 by Moody's, F-1 by Fitch and A-1 by S&P (or comparable ratings if Moody's, Fitch and S&P are not the Rating Agencies) at the time any amounts are held on deposit therein; provided that so long as Washington Mutual Bank, FA is the Sub-Servicer, any account maintained with Washington Mutual Bank, FA shall be an Eligible Account if the long-term unsecured debt obligations of Washington Mutual Bank, FA are rated no lower than "A2" by Moody's, or "A" by Fitch and "A-" by S&P and the short-term unsecured debt obligations of

Washington Mutual Bank, FA are rated no lower than A-2 by S&P, provided that if the long-term unsecured debt obligations of Washington Mutual Bank, FA are downgraded by S&P to a rating lower than "A-" or the short-term unsecured debt obligations of Washington Mutual Bank, FA are downgraded by S&P to a rating lower than A-2, Washington Mutual Bank, FA shall transfer the deposits in any account maintained by Washington Mutual Bank, FA (unless any such account is otherwise qualified as an Eligible Account pursuant to (ii), (iii) or (iv) of the definition of Eligible Account) to an Eligible Account within ten (10) Business Days of notification of such downgrade, (ii) an account or accounts the deposits in which are fully insured by the FDIC (to the limits established by such corporation), the uninsured deposits in which account are otherwise secured such that, as evidenced by an Opinion of Counsel delivered to the Trustee and to each Rating Agency, the Certificateholders will have a claim with respect to the funds in such account or a perfected first priority security interest against such collateral (which shall be limited to Permitted Investments) securing such funds that is superior to claims of any other depositors or creditors of the depository institution with which such account is maintained, (iii) a trust account or accounts maintained with the trust department of a federal or state chartered depository institution, national banking association or trust company acting in its fiduciary capacity or (iv) an account otherwise acceptable to the NIMS Insurer and each Rating Agency without reduction or withdrawal of their then current ratings of the Certificates as evidenced by a letter from each Rating Agency to the Trustee. Eligible Accounts may bear interest.

"ERISA": The Employee Retirement Income Security Act of 1974, as amended.

"Escrow Payments": As defined in Section 3.09 hereof.

"Excess Overcollateralized Amount": With respect to any Distribution Date, the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

"Extra Principal Distribution Amount": With respect to any Distribution Date, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.

"Extraordinary Trust Fund Expense": Any amounts reimbursable to the Trustee, or any director, officer, employee or agent of the Trustee, from the Trust Fund pursuant to Section 8.05, any amounts payable from the Distribution Account in respect of taxes pursuant to Section 10.01(g)(iii), any amounts payable from the Distribution Account in respect of any REMIC pursuant to Section 10.01(c), any amounts payable from the Trust Fund as a trustee fee for any successor trustee and any amounts payable by the Trustee for the recording of the assignments of mortgage pursuant to Section 2.01.

"Fannie Mae": Federal National Mortgage Association, or any successor thereto.

"FDIC": Federal Deposit Insurance Corporation, or any successor thereto.

"Final Recovery Determination": With respect to any defaulted Mortgage Loan or any REO Property (other than a Mortgage Loan or REO Property purchased by the Seller or the

Master Servicer pursuant to or as contemplated by Section2.03 or 9.01), a determination made by the Master Servicer that all Insurance Proceeds, Liquidation Proceeds and other payments or recoveries which the Master Servicer, in its reasonable good faith judgment, expects to be finally recoverable in respect thereof have been so recovered. The Master Servicer shall maintain records, prepared by a Servicing Representative, of each Final Recovery Determination made thereby.

"Fitch": Fitch Ratings, Inc., or its successor in interest.

"Fixed-Rate Certificates": The Class M-4F Certificates and the Class M-5F Certificates.

"Fixed Rate Mortgage Loan": A Mortgage Loan which provides for a fixed Mortgage Rate payable with respect thereto.

"Formula Rate": For any Distribution Date and the Class AV Certificates and the Mezzanine Certificates (other than the Class M-4F Certificates and the Class M-5F Certificates), the lesser of (i) LIBOR plus the related Certificate Margin and (ii) the Maximum Cap Rate. For any Distribution Date and the Class M-4F Certificates, on or prior to the Optional Termination will equal the lesser of (i) 5.745% and (ii) the Maximum Cap Rate and on each Distribution Date after the Optional Termination Date will equal the lesser of (i) 6.245% and (ii) the Maximum Cap Rate. For any Distribution Date and the Class M-5F Certificates, on or prior to the Optional Termination Date will equal the lesser of (i) 6.50% and (ii) the Maximum Cap Rate and on each Distribution Date after the Optional Termination Date will equal the lesser of (i) 7.00% and (ii) the Maximum Cap Rate.

"Freddie Mac": The Federal Home Loan Mortgage Corporation, or any successor thereto.

"Gross Margin": With respect to each Adjustable Rate Mortgage Loan, the fixed percentage set forth in the related Mortgage Note that is added to the Index on each Adjustment Date in accordance with the terms of the related Mortgage Note used to determine the Mortgage Rate for such Mortgage Loan.

"Group I Closing Date Mortgage Loans": Any of the Group I Mortgage Loans included in the Trust Fund on the Closing Date. The aggregate Cut-off Date Principal Balance of the Group I Closing Date Mortgage Loans is equal to $1,551,132,618.12.

"Group I Interest Remittance Amount": With respect to any Distribution Date, that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group I Mortgage Loans or to Compensating Interest paid by the Master Servicer with respect to the Group I Mortgage Loans.

"Group I Mortgage Loans": Those Mortgage Loans identified as Group I Mortgage Loans on the Mortgage Loan Schedule.

"Group I Principal Allocation Percentage": For any Distribution Date, the percentage equivalent of a fraction, the numerator of which is (x) the Group I Principal Remittance Amount

for such Distribution Date, and the denominator of which is (y) the Principal Remittance Amount for such Distribution Date.

"Group I Principal Distribution Amount": The sum of (i) (x) the Group I Principal Remittance Amount minus (y) the amount of any Overcollateralization Release Amount multiplied by the Group I Principal Allocation Percentage for such Distribution Date, and (ii) the Extra Principal Distribution Amount multiplied by the Group I Principal Allocation Percentage for such Distribution Date.

"Group I Principal Remittance Amount": With respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group I Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) all partial and full principal prepayments of the Group I Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds and Insurance Proceeds received during the related Prepayment Period with respect to the Group I Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group I Mortgage Loan, deposited to the Collection Account during the related Prepayment Period, (v) the principal portion of any Substitution Shortfall Amounts deposited in the Collection Account during the related Prepayment Period with respect to the Group I Mortgage Loans and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with this Agreement, that portion of the Termination Price representing principal with respect to the Group I Mortgage Loans.

"Group I Senior Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class AV-1 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate Certificate Principal Balance of the Class AV-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 66.50% and (ii) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $7,756,100.00.

"Group II Closing Date Mortgage Loans": Any of the Group II Mortgage Loans included in the Trust Fund on the Closing Date. The aggregate Cut-off Date Principal Balance of the Group II Closing Date Mortgage Loans is equal to $648,867,687.05.

"Group II Interest Remittance Amount": With respect to any Distribution Date, that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group II Mortgage Loans or to Compensating Interest paid by the Master Servicer with respect to the Group II Mortgage Loans.

"Group II Mortgage Loans": Those Mortgage Loans identified as Group II Mortgage Loans on the Mortgage Loan Schedule.

"Group II Principal Allocation Percentage": For any Distribution Date, the percentage equivalent of a fraction, the numerator of which is (x) the Group II Principal Remittance Amount for such Distribution Date, and the denominator of which is (y) the Principal Remittance Amount for such Distribution Date.

"Group II Principal Distribution Amount": With respect to any Distribution Date, the sum of (i) (x) the Group II Principal Remittance Amount minus (y) the amount of any Overcollateralization Release Amount multiplied by the Group II Principal Allocation Percentage for such Distribution Date, and (ii) the Extra Principal Distribution Amount multiplied by the Group II Principal Allocation Percentage for such Distribution Date.

"Group II Principal Remittance Amount": With respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group II Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) all partial and full principal prepayments of the Group II Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds and Insurance Proceeds received during the related Prepayment Period with respect to the Group II Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group II Mortgage Loan, deposited to the Collection Account during the related Prepayment Period, (v) the principal portion of any Substitution Shortfall Amounts deposited in the Collection Account during the related Prepayment Period with respect to the Group II Mortgage Loans and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with this Agreement, that portion of the Termination Price representing principal with respect to the Group II Mortgage Loans.

"Group II Senior Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the sum of the aggregate Certificate Principal Balances of the Class AV-2 Certificates and the Class AV-3 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of the aggregate Certificate Principal Balances of the Class AV-2 Certificates and the Class AV-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 66.50% and (ii) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $3,243,900.00.

"Indenture": The indenture or a document of similar import, if any, entered into following the Closing Date, by one or more Affiliates of the Depositor or one or more entities sponsored by an Affiliate of the Depositor relating to the NIM Notes to be issued thereunder.

"Independent": When used with respect to any specified Person, any such Person who (a) is in fact independent of the Depositor, the Master Servicer and their respective Affiliates, (b) does not have any direct financial interest in or any material indirect financial interest in the Depositor or the Master Servicer or any Affiliate thereof, and (c) is not connected with the

Depositor or the Master Servicer or any Affiliate thereof as an officer, employee, promoter, underwriter, trustee, trust administrator, partner, director or Person performing similar functions; provided, however, that a Person shall not fail to be Independent of the Depositor or the Master Servicer or any Affiliate thereof merely because such Person is the beneficial owner of 1% or less of any class of securities issued by the Depositor or the Master Servicer or any Affiliate thereof, as the case may be.

"Independent Contractor": Either (i) any Person (other than the Master Servicer) that would be an "independent contractor" with respect to any of the REMICs created hereunder within the meaning of Section 856(d)(3) of the Code if such REMIC were a real estate investment trust (except that the ownership tests set forth in that Section shall be considered to be met by any Person that owns, directly or indirectly, 35% or more of any Class of Certificates), so long as each such REMIC does not receive or derive any income from such Person and provided that the relationship between such Person and such REMIC is at arm's length, all within the meaning of Treasury Regulation Section 1.856-4(b)(5), or (ii) any other Person (including the Master Servicer) if the Trustee has received an Opinion of Counsel to the effect that the taking of any action in respect of any REO Property by such Person, subject to any conditions therein specified, that is otherwise herein contemplated to be taken by an Independent Contractor will not cause such REO Property to cease to qualify as "foreclosure property" within the meaning of Section 860G(a)(8) of the Code (determined without regard to the exception applicable for purposes of Section 860D(a) of the Code), or cause any income realized in respect of such REO Property to fail to qualify as Rents from Real Property.

"Index": With respect to each Adjustable Rate Mortgage Loan and with respect to each related Adjustment Date, the index as specified in the related Mortgage Note.

"Initial Certificate Principal Balance": With respect to any Regular Certificate, the amount designated "Initial Certificate Principal Balance" on the face thereof.

"Initial Notional Amount": With respect to any Class C Certificate, the amount designated "Initial Notional Amount" on the face thereof.

"Insurance Proceeds": Proceeds of any title policy, hazard policy or other insurance policy covering a Mortgage Loan or the related Mortgaged Property (including any related PMI Policy), to the extent such proceeds are not to be applied to the restoration of the related Mortgaged Property or released to the Mortgagor in accordance with the procedures that the Master Servicer would follow in servicing mortgage loans held for its own account, subject to the terms and conditions of the related Mortgage Note and Mortgage.

"Insured NIM Notes": Net interest margin securities, if any, issued by one or more Affiliates of the Depositor or by one or more entities sponsored by an Affiliate of the Depositor which are backed, in whole or in part, by the cashflow on certain or all of the Class C Certificates and the Class P Certificates and insured by the NIMS Insurer.

"Interest Determination Date": With respect to the LIBOR Certificates and each Accrual Period, the second LIBOR Business Day preceding the commencement of such Accrual Period.

"Interest Remittance Amount": The Group I Interest Remittance Amount and the Group II Interest Remittance Amount.

"Late Collections": With respect to any Mortgage Loan, all amounts received subsequent to the Determination Date immediately following any related Due Period, whether as late payments of Monthly Payments or as Insurance Proceeds, Liquidation Proceeds or otherwise, which represent late payments or collections of principal and/or interest due (without regard to any acceleration of payments under the related Mortgage and Mortgage Note) but delinquent on a contractual basis for such Due Period and not previously recovered.

"LIBOR": With respect to each Accrual Period, the rate determined by the Trustee on the related Interest Determination Date on the basis of the "Interest Settlement Rate" for United States dollar deposits of one-month maturity set forth by the British Bankers' Association (the "BBA"), as such rate appears on the Telerate Page 3750, as of 11:00 a.m. (London time) on such Interest Determination Date. With respect to any Interest Determination Date, if the BBA's Interest Settlement Rate does not appear on Telerate Page 3750 as of 11:00 a.m. (London time) on such date, or if Telerate Page 3750 is not available on such date the Trustee will obtain such rate from Reuters Monitor Money Rates Service page "LIBOR01" or Bloomberg L.P. page "BBAM." Alternatively, the Trustee may request the principal London office of each of the Reference Banks to provide a quotation of its rate. On such Interest Determination Date, LIBOR for the related Accrual Period will be established by the Trustee as follows:

(i) If on such Interest Determination Date two or more Reference Banks provide such offered quotations, LIBOR for the related Accrual Period shall be the arithmetic mean of such offered quotations (rounded upwards if necessary to the nearest whole multiples of 0.03125%); and

(ii) If on such Interest Determination Date fewer than two Reference Banks provide such offered quotations, LIBOR for the related Accrual Period shall be the higher of (i) LIBOR as determined on the previous Interest Determination Date and (ii) the Reserve Interest Rate.

The Trustee will select a particular index as the alternative index only if it receives an Opinion of Counsel that the selection of such index will not cause any REMIC to lose its classification as a REMIC for federal income tax purposes.

"LIBOR Business Day": Any day on which banks in The City of London, England and New York City are open for conducting transactions in foreign currency and exchange.

"LIBOR Certificates": The Class AV Certificates and the Mezzanine Certificates (other than the Fixed-Rate Certificates).

"Liquidated Mortgage Loan": As to any Distribution Date, any Mortgage Loan in respect of which the Master Servicer has determined, in accordance with the servicing procedures specified herein, as of the end of the related Prepayment Period, that all Liquidation Proceeds which it expects to recover with respect to the liquidation of the Mortgage Loan or disposition of the related REO Property have been recovered.

"Liquidation Event": With respect to any Mortgage Loan, any of the following events: (i) such Mortgage Loan is paid in full; (ii) a Final Recovery Determination is made as to such Mortgage Loan or (iii) such Mortgage Loan is removed from the Trust Fund by reason of its being purchased, sold or replaced pursuant to or as contemplated by Section2.03 or Section9.01. With respect to any REO Property, either of the following events: (i) a Final Recovery Determination is made as to such REO Property or (ii) such REO Property is removed from the Trust Fund by reason of its being sold or purchased pursuant to Section3.23 or Section 9.01.

"Liquidation Proceeds": The amount (other than amounts received in respect of the rental of any REO Property prior to REO Disposition) received by the Master Servicer in connection with (i) the taking of all or a part of a Mortgaged Property by exercise of the power of eminent domain or condemnation, (ii) the liquidation of a defaulted Mortgage Loan by means of a trustee's sale, foreclosure sale or otherwise or (iii) the repurchase, substitution or sale of a Mortgage Loan or an REO Property pursuant to or as contemplated by Section 2.03, Section 3.23 or Section 9.01.

"Loan Group I": All of the Group I Mortgage Loans collectively.

"Loan Group II": All of the Group II Mortgage Loans collectively.

"Loan-to-Value Ratio": As of any date and as to any Mortgage Loan, the fraction, expressed as a percentage, the numerator of which is the (x) Principal Balance of the Mortgage Loan (if such Mortgage Loan is secured by a first lien on the related Mortgaged Property) or the sum of the Principal Balance of the Mortgage Loan and any other mortgage loan secured by a senior lien on the related Mortgaged Property (if such Mortgage Loan is secured by a junior lien on the related Mortgaged Property) and the denominator of which is (y) the Value of the related Mortgaged Property.

"Lost Note Affidavit": With respect to any Mortgage Loan as to which the original Mortgage Note has been permanently lost or destroyed and has not been replaced, an affidavit from the Seller certifying that the original Mortgage Note has been lost or destroyed (together with a copy of the related Mortgage Note and indemnifying the Trust against any loss, cost or liability resulting from the failure to deliver the original Mortgage Note) in the form of Exhibit H hereto.

Marker Rate: With respect to the Class C Interest and any Distribution Date, a per annum rate equal to two (2) multiplied by the weighted average of the Pass-Through Rates for REMIC 1 Regular Interests LT1-A1, LT1-A2, LT1-A3, LT1-M1, LT1-M2, LT1-M3, LT1-M4A, LT1-M4F, LT1-M5A, LT1-M5F, LT1-M6 and LT1-ZZ, with the rates on each such REMIC 1 Regular Interest subject to a cap equal to the Pass-Through Rate for the Corresponding Certificate for such REMIC 1 Regular Interest, and the rate on REMIC 1 Regular Interest LT1-ZZ subject to a cap of zero for purposes of this calculation and with the rates on all of the REMIC 1 Regular Interests (other than REMIC 1 Regular Interest LT1-M4F and REMIC 1 Regular Interest LT1-M5F) multiplied by a fraction the numerator of which is the actual number of days elapsed in the Accrual Period for each such REMIC 1 Regular Interest and the denominator of which is 30.

"Master Servicer": Long Beach Mortgage Company, a Delaware corporation, or any successor servicer appointed as herein provided, in its capacity as Master Servicer hereunder.

"Master Servicer Event of Default": One or more of the events described in Section 7.01.

"Master Servicer Prepayment Charge Payment Amount": The amounts (i) payable by the Master Servicer in respect of any Prepayment Charges waived other than in accordance with the standard set forth in Section 2.04(a)(viii) or (ii) collected from the Master Servicer in its capacity as Seller in respect of a remedy for the breach of the representation and warranty made by the Master Servicer in its capacity as Seller set forth in Section 2.04(a)(vii).

"Master Servicer Remittance Date": With respect to any Distribution Date, 3:00 p.m. New York time on the Business Day preceding the Distribution Date.

"Master Servicer Termination Test": With respect to any Distribution Date, the Master Servicer Termination Test will be failed with respect to the Master Servicer if the Cumulative Loss Percentage exceeds 6.125%.

"Maximum Cap Rate":

For any Distribution Date and the LIBOR Certificates, a per annum rate equal to (a) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

For any Distribution Date and the Fixed-Rate Certificates, a per annum rate equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date.

"Maximum LT1-ZZ Uncertificated Accrued Interest Deferral Amount": With respect to any Distribution Date, the excess of (i) Uncertificated Accrued Interest calculated with the Uncertificated Pass-Through Rate for REMIC 1 Regular Interest LT1-ZZ and an Uncertificated Principal Balance equal to the excess of (x) the Uncertificated Principal Balance of REMIC 1 Regular Interest LT1-ZZ over (y) the REMIC 1 Overcollateralized Amount, in each case for such Distribution Date, over (ii) Uncertificated Accrued Interest on REMIC 1 Regular Interests LT1-A1, LT1-A2, LT1-A3, LT1-M1, LT1-M2, LT1-M3, LT1-M4A, LT1-M4F, LT1-M5A, LT1-M5F and LT1-M6, with the rate on each such REMIC 1 Regular Interest subject to a cap equal to the Pass-Through Rate on the Corresponding Certificate for the purpose of this calculation; provided, however, that for this purpose, calculations of the Uncertificated REMIC 1 Pass-Through Rate and the related caps with respect to all of the REMIC 1 Regular Interests (other than REMIC 1 Regular Interest LT1-M4F and REMIC 1 Regular Interest LT1-M5F) shall be multiplied by a fraction, the numerator of which is the actual number of days in the Accrual Period and the denominator of which is 30.

"Maximum Mortgage Rate": With respect to each Mortgage Loan, the percentage set forth in the related Mortgage Note as the maximum Mortgage Rate thereunder.

"Mezzanine Certificates": The Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4A Certificates, the Class M-4F Certificates, the Class M-5A Certificates, the Class M-5F Certificates and the Class M-6 Certificates.

"Minimum Mortgage Rate": With respect to each Mortgage Loan, the percentage set forth in the related Mortgage Note as the minimum Mortgage Rate thereunder.

"Monthly Interest Distributable Amount": With respect to any Distribution Date and the Class AV Certificates and the Mezzanine Certificates, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance of such Class immediately prior to such Distribution Date. With respect to the Class C Interest and any Distribution Date, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Notional Amount of such Class immediately prior to such Distribution Date. With respect to the Class C Certificates and any Distribution Date, the Monthly Interest Distributable Amount shall equal the Monthly Interest Distributable Amount for the Class C Interest.

In all cases, the Monthly Interest Distributable Amount for any Class of Certificates and the Class C Interest shall be reduced by any Net Prepayment Interest Shortfalls and Relief Act Interest Shortfalls allocated to such Class under Section 1.03.

"Monthly Payment": With respect to any Mortgage Loan, the scheduled monthly payment of principal and interest on such Mortgage Loan which is payable by the related Mortgagor from time to time under the related Mortgage Note, determined: (a) after giving effect to (i) any Deficient Valuation and/or Debt Service Reduction with respect to such Mortgage Loan and (ii) any reduction in the amount of interest collectible from the related Mortgagor pursuant to the Relief Act; (b) without giving effect to any extension granted or agreed to by the Master Servicer pursuant to Sections 3.01 and 3.07; and (c) on the assumption that all other amounts, if any, due under such Mortgage Loan are paid when due.

"Moody's": Moody's Investors Service, Inc. or its successor in interest.

"Mortgage": The mortgage, deed of trust or other instrument creating a first lien or second lien on, or first priority security interest or second priority security interest in, a Mortgaged Property securing a Mortgage Note.

"Mortgage File": The mortgage documents listed in Section 2.01 pertaining to a particular Mortgage Loan and any additional documents required to be added to the Mortgage File pursuant to this Agreement.

"Mortgage Loan": Each mortgage loan transferred and assigned to the Trustee and delivered to the Trustee or another Custodian pursuant to Section 2.01 or Section 2.03(d) as from time to time held as a part of the Trust Fund, the Mortgage Loans so held being identified in the Mortgage Loan Schedule.

"Mortgage Loan Purchase Agreement": The agreement between the Master Servicer, in its capacity as Seller, and the Depositor, regarding the transfer of the Mortgage Loans by the Seller to or at the direction of the Depositor, substantially in the form attached hereto as Exhibit C.

"Mortgage Loan Schedule": As of any date, the list of Mortgage Loans included in REMIC 1 on such date, attached hereto as Exhibit D. The Mortgage Loan Schedule shall be prepared by the Seller and shall set forth the following information as of the Cut-off Date with respect to each Mortgage Loan, as applicable:

(i) the Mortgagor's name and the originator's Mortgage Loan identifying number;

(ii) the street address of the Mortgaged Property including the state and zip code;

(iii) a code indicating whether the Mortgaged Property is owner-occupied;

(iv) the type of Residential Dwelling constituting the Mortgaged Property;

(v) the original months to maturity;

(vi) the Loan-to-Value Ratio and the combined Loan-to-Value Ratio at origination;

(vii) the Mortgage Rate in effect immediately following the Cut-off Date;

(viii) the date on which the first Monthly Payment was due on the Mortgage Loan;

(ix) the stated maturity date;

(x) the amount of the Monthly Payment due on the first Due Date after the Cut-off Date;

(xi) the last Due Date on which a Monthly Payment was actually applied to the unpaid Stated Principal Balance;

(xii) the original principal amount of the Mortgage Loan;

(xiii) the Stated Principal Balance of the Mortgage Loan as of the Close of Business on the Cut-off Date;

(xiv) whether such Mortgage Loan is a Fixed Rate Mortgage Loan or an Adjustable Rate Mortgage Loan, and with respect to each Adjustable Rate

Mortgage Loan: (a) the Gross Margin, (b) the Maximum Mortgage Rate, (c) the Minimum Mortgage Rate, (d) the Periodic Rate Cap for the first Adjustment Date and each subsequent Adjustment Date and (e) the next Adjustment Date immediately following the Cut-off Date;

(xv) a code indicating the purpose of the Mortgage Loan (i.e., purchase financing, rate/term refinancing, cash-out refinancing);

(xvi) the Mortgage Rate at origination;

(xvii) a code indicating the documentation program;

(xviii) the Seller's risk grade and the FICO score;

(xix) the Value of the Mortgaged Property;

(xx) the sale price of the Mortgaged Property, if applicable;

(xxi) whether such Mortgage Loan is secured by a first lien or a second lien on the related Mortgaged Property;

(xxii) the date of origination;

(xxiii) the stated remaining months to maturity as of the Cut-off Date;

(xxiv) the current principal and interest payment of the Mortgage Loan as of the Cut-off Date;

(xxv) the interest "paid to date" of the Mortgage Loan as of the Cut-off Date;

(xxvi) a code indicating whether the Mortgage Loan is a Group I Mortgage Loan or a Group II Mortgage Loan;

(xxvii) a code indicating the Index that is associated with such Mortgage Loan (if such Mortgage Loan is an Adjustable Rate Mortgage Loan);

(xxviii) the rate adjustment frequency (if such Mortgage Loan is an Adjustable Rate Mortgage Loan);

(xxix) the number of years the prepayment penalty is in effect; and

(xxx) a code indicating that such Mortgage Loan is covered under the PMI Policy.

The Mortgage Loan Schedule shall set forth the following information, with respect to the Mortgage Loans in the aggregate as of the Cut-off Date: (1) the number of Mortgage Loans; (2) the Cut-off Date Principal Balance of the Mortgage Loans; (3) the weighted average Mortgage Rate of the Mortgage Loans and (4) the weighted average maturity of the Mortgage

Loans. The Mortgage Loan Schedule shall be amended from time to time by the Master Servicer in accordance with the provisions of this Agreement. With respect to any Qualified Substitute Mortgage Loan, Cut-off Date shall refer to the related Cut-off Date for such Mortgage Loan, determined in accordance with the definition of Cut-off Date herein. The Mortgage Loan Schedule shall clearly identify the Mortgage Loans that are included in Group I Mortgage Loans and those that are included in Group II Mortgage Loans.

"Mortgage Note": The original executed note or other evidence of indebtedness evidencing the indebtedness of a Mortgagor under a Mortgage Loan.

"Mortgage Pool": The pool of Mortgage Loans, identified on Exhibit D from time to time, and any REO Properties acquired in respect thereof.

"Mortgage Rate": With respect to each Fixed Rate Mortgage Loan, the annual rate set forth in the related Mortgage Note, as amended, modified or supplemented from time to time. With respect to each Adjustable Rate Mortgage Loan, the annual rate at which interest accrues on such Mortgage Loan from time to time in accordance with the provisions of the related Mortgage Note, which rate (A) as of any date of determination until the first Adjustment Date following the Cut-off Date shall be the rate set forth in the Mortgage Loan Schedule as the Mortgage Rate in effect immediately following the Cut-off Date and (B) as of any date of determination thereafter shall be the rate as adjusted on the most recent Adjustment Date, to equal the sum, rounded to the next highest or nearest 0.001% (as provided in the Mortgage Note), of the Index, determined as set forth in the related Mortgage Note, plus the related Gross Margin subject to the limitations set forth in the related Mortgage Note. With respect to each Mortgage Loan that becomes an REO Property, as of any date of determination, the annual rate determined in accordance with the immediately preceding sentence as of the date such Mortgage Loan became an REO Property.

"Mortgaged Property": The underlying property securing a Mortgage Loan, including any REO Property, consisting of a fee simple or leasehold estate in a parcel of real property improved by a Residential Dwelling.

"Mortgagor": The obligor on a Mortgage Note.

"Net Liquidation Proceeds": With respect to any Liquidated Mortgage Loan or any other disposition of related Mortgaged Property (including REO Property), the related Liquidation Proceeds net of Advances, Servicing Advances, Servicing Fees and any other servicing fees received and retained in connection with the liquidation of such Mortgage Loan or Mortgaged Property in accordance with the terms of this Agreement.

"Net Monthly Excess Cashflow": With respect to each Distribution Date, the sum of (a) any Overcollateralization Release Amount for such Distribution Date and (b) the positive excess of (x) Available Funds for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amounts for the Class AV Certificates and the Mezzanine Certificates, (B) the Unpaid Interest Shortfall Amounts for the Class AV Certificates and (C) the Principal Remittance Amount.

"Net Mortgage Rate": With respect to any Mortgage Loan (or the related REO Property), as of any date of determination, a per annum rate of interest equal to the then applicable Mortgage Rate for such Mortgage Loan minus the Servicing Fee Rate.

"Net Prepayment Interest Shortfall": With respect to any Distribution Date, the excess, if any, of any Prepayment Interest Shortfalls for such date over the related Compensating Interest.

"Net WAC Rate":

For any Distribution Date and the LIBOR Certificates a per annum rate equal to (a) the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

For any Distribution Date and the Fixed-Rate Certificates a per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date.

"Net WAC Rate Carryover Amount": With respect to the Class AV Certificates, the Mezzanine Certificates and any Distribution Date for which the Pass-Through Rate for such Class of Certificates for such Distribution Date is the Net WAC Rate, the sum of (i) the positive excess of (A) the amount of interest that would have been payable to such Class of Certificates on such Distribution Date if the Pass-Through Rate for such Class of Certificates for such Distribution Date were calculated at the related Formula Rate over (B) the amount of interest payable on such Class of Certificates at the Net WAC Rate for such Distribution Date and (ii) the related Net WAC Rate Carryover Amount for the previous Distribution Date not previously paid together with interest thereon at a rate equal to the related Formula Rate for such Class of Certificates for the most recently ended Accrual Period.

"New Lease": Any lease of REO Property entered into on behalf of the Trust, including any lease renewed or extended on behalf of the Trust if the Trust has the right to renegotiate the terms of such lease.

"NIM Notes": The Insured NIM Notes and the Other NIM Notes.

"NIMS Insurer": A Person, or any of its successors that shall be the insurer under an insurance policy insuring certain payments on Insured NIM Notes, if any, provided, however, upon the occurrence of certain events (as set forth in the Indenture and/or any other agreement among such Person, Long Beach Asset Holdings Corp., the Master Servicer, the Trustee and other Persons), the NIMS Insurer shall be the Person designated in the Indenture or such other agreement. If none of the net interest margin securities have been issued by one or more of the Affiliates of the Depositor or by one or more entities which are sponsored by an Affiliate of the Depositor, that are insured by an insurance policy, there shall be no NIMS Insurer under this Agreement, all references to the NIMS Insurer or Insured NIM Notes in this agreement are for administrative convenience only, shall be completely disregarded and no Person shall have any rights of the NIMS Insurer under this Agreement.

"NIMS Insurer Default": The existence and continuation of any default by the NIMS Insurer (including a failure by the NIMS Insurer to make a payment) under an insurance policy or policies issued in connection with the Indenture.

"Nonrecoverable Advance": Any Advance or Servicing Advance previously made or proposed to be made in respect of a Mortgage Loan or REO Property that, in the good faith business judgment of the Master Servicer, will not or, in the case of a proposed Advance or Servicing Advance, would not be ultimately recoverable from related late payments, Insurance Proceeds or Liquidation Proceeds on such Mortgage Loan or REO Property as provided herein.

"Notional Amount": With respect to the Class C Interest, immediately prior to any Distribution Date, an amount equal to the aggregate of the Uncertificated Principal Balances of the REMIC Regular Interests. With respect to the Class C Certificates, immediately prior to any Distribution Date, an amount equal to the Notional Amount of the Class C Interest.

"Officers' Certificate": A certificate signed by the Chairman of the Board, the Vice Chairman of the Board, the President or a vice president (however denominated), and by the Treasurer, the Secretary, or one of the assistant treasurers or assistant secretaries of the Master Servicer, the Seller or the Depositor, as applicable.

"Opinion of Counsel": A written opinion of counsel, who may, without limitation, be a salaried counsel for the Depositor or the Master Servicer, reasonably acceptable to the Trustee, if such opinion is delivered to the Trustee, except that any opinion of counsel relating to (a) the qualification of any Trust REMIC as a REMIC or (b) compliance with the REMIC Provisions must be an opinion of Independent counsel.

"Optional Termination Date": The first Distribution Date on which the Terminator may elect to terminate the Trust Fund pursuant to Section 9.01.

"Original Class Certificate Principal Balance": With respect to the Class AV Certificates, the Mezzanine Certificates and the Class P Certificate, the corresponding Certificate Principal Balance on the Closing Date.

"Original Class Notional Amount": With respect to the Class C Interest, $2,200,000,305.17.

"Other NIM Notes": Net Interest Margin Securities, if any, issued by one or more Affiliates of the Depositor or by one or more entities sponsored by an Affiliate of the Depositor, which are backed, in whole or in part, by the cashflow on certain Class C Certificates and Class P Certificates and not insured by any NIMS Insurer.

"Overcollateralization Deficiency Amount": With respect to any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (assuming that 100% of the aggregate Principal Remittance Amount is applied as a principal payment on such Distribution Date).

"Overcollateralization Floor": $11,000,000.00.

"Overcollateralization Release Amount": With respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the Excess Overcollateralized Amount.

"Overcollateralization Target Amount": With respect to any Distribution Date (i) prior to the Stepdown Date, 1.75% of the aggregate Cut-off Date Principal Balance of the Closing Date Mortgage Loans, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) the lesser of (I) 1.75% of the aggregate Cut-off Date Principal Balance of the Closing Date Mortgage Loans and (II) 3.50% of the aggregate Stated Principal Balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) the Overcollateralization Floor, and (iii) on or after the Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

"Overcollateralized Amount": With respect to any Distribution Date, the amount, if any, by which (i) the aggregate Stated Principal Balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) exceeds (ii) the sum of the aggregate Certificate Principal Balances of the Class AV Certificates and the Mezzanine Certificates and the Uncertificated Principal Balance of the Class P Interest as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date, other than distributions of the Extra Principal Distribution Amount, if any).

"Ownership Interest": As to any Certificate, any ownership or security interest in such Certificate, including any interest in such Certificate as the Holder thereof and any other interest therein, whether direct or indirect, legal or beneficial, as owner or as pledgee.

"Pass-Through Rate":

With respect to the Class AV Certificates and the Mezzanine Certificates for any Distribution Date (other than the first Distribution Date), the lesser of (x) the related Formula Rate for such Distribution Date and (y) the Net WAC Rate for such Distribution Date.

With respect to the Class AV Certificates and the Mezzanine Certificates and the first Distribution Date, the related Formula Rate for such Distribution Date;

With respect to the Class C Interest and any Distribution Date, a per annum rate equal to the percentage equivalent of a fraction, the numerator of which is the sum of the amounts calculated pursuant to clauses (A) through (N) below, and the denominator of which is the aggregate of the Uncertificated Principal Balances of REMIC 1 Regular Interests LT1-AA, LT1-A1, LT1-A2, LT1-A3, LT1-M1, LT1-M2, LT1-M3, LT1-M4A, LT1-M4F, LT1-M5A, LT1-M5F, LT1-M6, LT1-ZZ and LT1-P. For purposes of calculating the Pass-Through Rate for the Class C Interest, the numerator is equal to the sum of the following components:

(A) the Uncertificated REMIC 1 Pass-Through Rate for REMIC 1 Regular Interest LT1-AA minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 1 Regular Interest LT1-AA;

(B) the Uncertificated REMIC 1 Pass-Through Rate for REMIC 1 Regular Interest LT1-A1 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 1 Regular Interest LT1-A1;

(C) the Uncertificated REMIC 1 Pass-Through Rate for REMIC 1 Regular Interest LT1-A2 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 1 Regular Interest LT1-A2;

(D) the Uncertificated REMIC 1 Pass-Through Rate for REMIC 1 Regular Interest LT1-A3 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 1 Regular Interest LT1-A3;

(E) the Uncertificated REMIC 1 Pass-Through Rate for REMIC 1 Regular Interest LT1-M1 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 1 Regular Interest LT1-M1;

(F) the Uncertificated REMIC 1 Pass-Through Rate for REMIC 1 Regular Interest LT1-M2 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 1 Regular Interest LT1-M2;

(G) the Uncertificated REMIC 1 Pass-Through Rate for REMIC 1 Regular Interest LT1-M3 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 1 Regular Interest LT1-M3;

(H) the Uncertificated REMIC 1 Pass-Through Rate for REMIC 1 Regular Interest LT1-M4A minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 1 Regular Interest LT1-M4A;

(I) the Uncertificated REMIC 1 Pass-Through Rate for REMIC 1 Regular Interest LT1-M4F minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 1 Regular Interest LT1-M4F;

(J) the Uncertificated REMIC 1 Pass-Through Rate for REMIC 1 Regular Interest LT1-M5A minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 1 Regular Interest LT1-M5A;

(K) the Uncertificated REMIC 1 Pass-Through Rate for REMIC 1 Regular Interest LT1-M5F minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 1 Regular Interest LT1-M5F;

(L) the Uncertificated REMIC 1 Pass-Through Rate for REMIC 1 Regular Interest LT1-M6 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 1 Regular Interest LT1-M6;

(M) the Uncertificated REMIC 1 Pass-Through Rate for REMIC 1 Regular Interest LT1-ZZ minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 1 Regular Interest LT1-ZZ; and

(N) 100% of the interest on REMIC 1 Regular Interest LT1-P.

The Class C Certificates will not have a Pass-Through Rate, but will be entitled to 100% of the distributions on the Class C Interest.

"Percentage Interest": With respect to any Certificate (other than a Residual Certificate), a fraction, expressed as a percentage, the numerator of which is the Initial Certificate Principal Balance or Initial Notional Amount represented by such Certificate and the denominator of which is the Original Class Certificate Principal Balance or Original Class Notional Amount of the related Class. With respect to a Residual Certificate, the portion of the Class evidenced thereby, expressed as a percentage, as stated on the face of such Certificate; provided, however, with respect to each Class referred to in this paragraph, that the sum of all such percentages for each such Class totals 100%.

"Periodic Rate Cap": With respect to each Adjustable Rate Mortgage Loan and any Adjustment Date therefor, the fixed percentage set forth in the related Mortgage Note, which is the maximum amount by which the Mortgage Rate for such Mortgage Loan may increase or decrease (without regard to the Maximum Mortgage Rate or the Minimum Mortgage Rate) on such Adjustment Date from the Mortgage Rate in effect immediately prior to such Adjustment Date.

"Permitted Investments": Any one or more of the following obligations or securities acquired at a purchase price of not greater than par, regardless of whether issued or managed by the Depositor, the Master Servicer, the NIMS Insurer, the Trustee or any of their respective Affiliates or for which an Affiliate of the NIMS Insurer or the Trustee serves as an advisor:

(i) direct obligations of, or obligations fully guaranteed as to timely payment of principal and interest by, the United States or any agency or instrumentality thereof, provided such obligations are backed by the full faith and credit of the United States;

(ii) (A) demand and time deposits in, certificates of deposit of, bankers' acceptances issued by or federal funds sold by any depository institution or trust company (including the Trustee or its agents acting in their commercial capacities) incorporated under the laws of the United States of America or any state thereof and subject to supervision and examination by federal and/or state authorities, so long as, at the time of such investment or contractual commitment providing for such investment, such depository institution or trust company (or, if the only Rating Agency is S&P, in the case of the principal depository institution in a depository institution holding company, debt obligations of the depository institution holding company) or its ultimate parent has a short-term uninsured debt rating in one of the two highest available ratings of Fitch and the highest available rating category of Moody's and S&P and provided that each such investment has an original maturity of no more than 365 days; and provided

further that, if the only Rating Agency is S&P and if the depository or trust company is a principal subsidiary of a bank holding company and the debt obligations of such subsidiary are not separately rated, the applicable rating shall be that of the bank holding company; and, provided further that, if the original maturity of such short-term obligations of a domestic branch of a foreign depository institution or trust company shall exceed 30 days, the short-term rating of such institution shall be A-1+ in the case of S&P if S&P is the Rating Agency; and (B) any other demand or time deposit or deposit which is fully insured by the FDIC;

(iii) repurchase obligations with a term not to exceed 30 days with respect to any security described in clause (i) above and entered into with a depository institution or trust company (acting as principal) rated F-1+ or higher by Fitch, rated A-1+ by S&P and rated A2 or higher by Moody's;

(iv) securities bearing interest or sold at a discount that are issued by any corporation incorporated under the laws of the United States of America or any State thereof and that are rated by each Rating Agency in its highest long-term unsecured rating category at the time of such investment or contractual commitment providing for such investment;

(v) commercial paper (including both non-interest-bearing discount obligations and interest-bearing obligations payable on demand or on a specified date not more than 30 days after the date of acquisition thereof) that is rated by each Rating Agency in its highest short-term unsecured debt rating available at the time of such investment;

(vi) units of taxable money market funds (which may be 12b-1 funds, as contemplated under the rules promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940), which funds have the highest rating available for such securities from the Rating Agencies or which have been designated in writing by the Rating Agencies as Permitted Investments; and

(vii) if previously confirmed in writing to the Trustee, any other demand, money market or time deposit, or any other obligation, security or investment, as may be acceptable to the Rating Agencies in writing as a permitted investment of funds backing securities having ratings equivalent to its highest initial rating of the Class AV Certificates;

provided, that no instrument described hereunder shall evidence either the right to receive (a) only interest with respect to the obligations underlying such instrument or (b) both principal and interest payments derived from obligations underlying such instrument and the interest and principal payments with respect to such instrument provide a yield to maturity at par greater than 120% of the yield to maturity at par of the underlying obligations.

The Trustee or its Affiliates are permitted to receive additional compensation (such compensation shall not be an expense of the Trust or constitute an Extraordinary Trust Fund

Expense) that could be deemed to be in the Trustee's economic self-interest for (i) serving as investment adviser, administrator, shareholder servicing agent, custodian or sub-custodian with respect to certain of the Permitted Investments, (ii) using Affiliates to effect transactions in certain Permitted Investments and (iii) effecting transactions in certain Permitted Investments.

"Permitted Transferee": Any transferee of a Residual Certificate other than a Disqualified Organization or a non-U.S. Person.

"Person": Any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Plan": Any employee benefit plan or certain other retirement plans and arrangements, including individual retirement accounts and annuities, Keogh plans and bank collective investment funds and insurance company general or separate accounts in which such plans, accounts or arrangements are invested, that are subject to ERISA or Section 4975 of the Code.

"PMI Insurer": None of the Mortgage Loans are insured by a primary mortgage insurance policy. References to the PMI Insurer, PMI Insurer Fee, PMI Insurer Fee Rate, PMI Mortgage Loans and PMI Policy are left in this Agreement for administrative convenience and shall be completely disregarded. There are no PMI Mortgage Loans nor any PMI Insurer under this Agreement and no Person shall have any rights of the PMI Insurer under this Agreement.

"PMI Insurer Fee": The amount payable to the PMI Insurer on each Distribution Date, which amount shall equal one twelfth of the product of (i) the PMI Insurer Fee Rate, multiplied by (ii) the aggregate Stated Principal Balance of the PMI Mortgage Loans and any related REO Properties as of the first day of the related Due Period.

"PMI Insurer Fee Rate": 0.00% per annum.

"PMI Mortgage Loans": The Mortgage Loans insured by the PMI Insurer set forth on the list of Mortgage Loans attached hereto as Schedule IV. There are no PMI Mortgage Loans under this Agreement.

"PMI Policy": Not applicable.

"Prepayment Assumption": The pricing prepayment assumption as described in the Prospectus Supplement.

"Prepayment Charge": With respect to any Mortgage Loan, the charges or premiums, if any, due in connection with a full or partial prepayment of such Mortgage Loan in accordance with the terms thereof (other than any Master Servicer Prepayment Charge Payment Amount).

"Prepayment Charge Schedule": As of the Cut-off Date, a list attached hereto as Schedule I (including the Prepayment Charge Summary attached thereto), setting forth the following information with respect to each Prepayment Charge:

(i) the Mortgage Loan identifying number;

(ii) a code indicating the type of Prepayment Charge;

(iii) the state of origination of the related Mortgage Loan;

(iv) the date on which the first monthly payment was due on the related Mortgage Loan;

(v) the term of the related Prepayment Charge; and

(vi) the principal balance of the related Mortgage Loan as of the Cut-off Date.

The Prepayment Charge Schedule shall be amended from time to time by the Master Servicer in accordance with the provisions of this Agreement and a copy of each related amendment shall be furnished by the Master Servicer to the NIMS Insurer and the Trustee.

"Prepayment Interest Shortfall": With respect to any Distribution Date, for each Mortgage Loan that was during the related Prepayment Period the subject of a Principal Prepayment in full or in part that was applied by the Master Servicer to reduce the outstanding principal balance of such loan on a date preceding the Due Date in the succeeding Prepayment Period, an amount equal to interest at the applicable Net Mortgage Rate on the amount of such Principal Prepayment for the lesser of (i) the number of days commencing on the date on which the prepayment is applied and ending on the last day of the related Prepayment Period and (ii) 30 days. The obligations of the Master Servicer in respect of any Prepayment Interest Shortfall are set forth in Section 3.24.

"Prepayment Period": With respect to any Distribution Date, the calendar month immediately preceding the calendar month in which such Distribution Date occurs.

"Prime Rate": The prime rate of United States money center commercial banks as published in *The Wall Street Journal.*

"Principal Balance": As to any Mortgage Loan other than a Liquidated Mortgage Loan, and any day, the related Cut-off Date Principal Balance, *minus* all collections credited against the Cut-off Date Principal Balance of any such Mortgage Loan. For purposes of this definition, a Liquidated Mortgage Loan shall be deemed to have a Principal Balance equal to the Principal Balance of the related Mortgage Loan as of the final recovery of related Liquidation Proceeds and a Principal Balance of zero thereafter. As to any REO Property and any day, the Principal Balance of the related Mortgage Loan shall equal the Principal Balance of the related Mortgage Loan immediately prior to such Mortgage Loan becoming REO Property minus any REO Principal Amortization received with respect thereto on or prior to such day.

"Principal Distribution Amount": With respect to any Distribution Date, the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount.

"Principal Prepayment": Any payment of principal made by the Mortgagor on a Mortgage Loan which is received in advance of its scheduled Due Date and which is not

accompanied by an amount of interest representing the full amount of scheduled interest due on any Due Date in any month or months subsequent to the month of prepayment.

"Principal Remittance Amount": With respect to any Distribution Date, the sum of the Group I Principal Remittance Amount and the Group II Principal Remittance Amount.

"Prospectus Supplement": That certain Prospectus Supplement dated July 8, 2003 relating to the public offering of the Class AV Certificates and the Mezzanine Certificates.

"Purchase Price": With respect to any Mortgage Loan or REO Property to be purchased pursuant to or as contemplated by Section 2.03, Section 3.16(c) or Section 9.01, and as confirmed by an Officers' Certificate from the Master Servicer to the Trustee, an amount equal to the sum of (i) 100% of the Stated Principal Balance thereof as of the date of purchase (or such other price as provided in Section 9.01), (ii) in the case of (x) a Mortgage Loan, accrued interest on such Stated Principal Balance at the applicable Net Mortgage Rate in effect from time to time from the Due Date as to which interest was last paid by the Mortgagor or by an advance by the Master Servicer through the end of the calendar month in which the purchase is to be effected and (y) an REO Property, the sum of (1) accrued interest on such Stated Principal Balance at the applicable Net Mortgage Rate in effect from time to time from the Due Date as to which interest was last paid by the Mortgagor or by an advance by the Master Servicer through the end of the calendar month immediately preceding the calendar month in which such REO Property was acquired, plus (2) REO Imputed Interest for such REO Property for each calendar month commencing with the calendar month in which such REO Property was acquired and ending with the calendar month in which such purchase is to be effected, net of the total of all net rental income, Insurance Proceeds, Liquidation Proceeds and Advances that as of the date of purchase had been distributed in respect of REO Imputed Interest pursuant to Section 4.01, (iii) any unreimbursed Servicing Advances, Advances and Nonrecoverable Advances and any unpaid Servicing Fees allocable to such Mortgage Loan or REO Property, (iv) any amounts previously withdrawn from the Collection Account in respect of such Mortgage Loan or REO Property pursuant to Section 3.11 (a)(ix) and Section 3.16(b), (v) in the case of a Mortgage Loan required to be purchased pursuant to Section 2.03, enforcement expenses reasonably incurred or to be incurred by the NIMS Insurer, the Master Servicer or the Trustee in respect of the breach or defect giving rise to the purchase obligation and (vi) in the case of a Mortgage Loan required to be repurchased pursuant to Section 2.03 because such Mortgage Loan is in breach of the representation in Section 6(xlvi) of the Mortgage Loan Purchase Agreement, any additional costs or damages in excess of the amounts to be paid pursuant to clauses (i) through (v) above (including attorney's fees) incurred by the Trust as a result of the Trust's status as an assignee or purchaser of such Mortgage Loans.

Notwithstanding the foregoing, if an amount of Mortgage Loans (measured by the aggregate principal balance) that is in excess of 2.00% of the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-Off Date has previously been repurchased (exclusive of any Mortgage Loans purchased by the Master Servicer pursuant to Section 3.16(c)) or substituted for, then in addition to those requirements set forth above, the Purchase Price shall include the amount of any related Prepayment Charge (other than with respect to a Purchase Price paid in connection with Section 9.01).

"Qualified Insurer": Any insurance company acceptable to Fannie Mae.

"Qualified Substitute Mortgage Loan": A mortgage loan substituted for a Deleted Mortgage Loan pursuant to the terms of this Agreement or the Mortgage Loan Purchase Agreement which must, on the date of such substitution, (i) have an outstanding principal balance (or in the case of a substitution of more than one mortgage loan for a Deleted Mortgage Loan, an aggregate principal balance), after application of all scheduled payments of principal and interest due during or prior to the month of substitution, not in excess of, and not more than 5.00% less than, the outstanding principal balance of the Deleted Mortgage Loan as of the Due Date in the calendar month during which the substitution occurs, (ii) have a Mortgage Rate not less than (and not more than one percentage point in excess of) the Mortgage Rate of the Deleted Mortgage Loan, (iii) if the Qualified Substitute Mortgage Loan is an Adjustable Rate Mortgage Loan, have a Maximum Mortgage Rate not greater than the Maximum Mortgage Rate on the Deleted Mortgage Loan and have a Minimum Mortgage Rate not less than the Minimum Mortgage Rate of the Deleted Mortgage Loan, (iv) if the Qualified Substitute Mortgage Loan is an Adjustable Rate Mortgage Loan, have a Gross Margin equal to or greater than the Gross Margin of the Deleted Mortgage Loan, (v) if the Qualified Substitute Mortgage Loan is an Adjustable Rate Mortgage Loan, have a next Adjustment Date not more than two months later than the next Adjustment Date on the Deleted Mortgage Loan, (vi) have a remaining term to maturity not greater than (and not more than one year less than) that of the Deleted Mortgage Loan, (vii) be current (with no contractual delinquencies outstanding) as of the date of substitution, (viii) have a Loan-to-Value Ratio as of the date of substitution equal to or lower than the Loan-to-Value Ratio of the Deleted Mortgage Loan as of such date, (ix) have a risk grading determined by the Seller at least equal to the risk grading assigned on the Deleted Mortgage Loan, (x) have been underwritten or reunderwritten by the Seller in accordance with the same or, as determined by the Seller, more favorable, underwriting criteria and guidelines as the Deleted Mortgage Loan, (xi) with respect to Qualified Substitute Mortgage Loans substituted for Deleted Mortgage Loans that are Group I Mortgage Loans, have had an original Principal Balance that conformed to Fannie Mae loan limits as of the date of its origination, (xii) be secured by the same property type as the Deleted Mortgage Loan, (xiii) have a lien priority equal to or superior to that of the Deleted Mortgage Loan, (xiv) be covered by the PMI Policy if the Deleted Mortgage Loan was covered by the PMI Policy, and (xv) conform to each representation and warranty set forth in Section 6 of the Mortgage Loan Purchase Agreement applicable to the Deleted Mortgage Loan. In the event that one or more mortgage loans are substituted for one or more Deleted Mortgage Loans, the amounts described in clause (i) hereof shall be determined on the basis of aggregate principal balances (applied separately for the Group I Mortgage Loans and Group II Mortgage Loans), the Mortgage Rates described in clauses (ii) through (v) hereof shall be satisfied for each such mortgage loan, the risk gradings described in clause (ix) hereof shall be satisfied as to each such mortgage loan, the terms described in clause (vi) hereof shall be determined on the basis of weighted average remaining term to maturity (provided that no such mortgage loan may have a remaining term to maturity longer than the Deleted Mortgage Loan), the Loan-to-Value Ratios described in clause (viii) hereof shall be satisfied as to each such mortgage loan and, except to the extent otherwise provided in this sentence, the representations and warranties described in clause (xv) hereof must be satisfied as to each Qualified Substitute Mortgage Loan or in the aggregate, as the case may be.

Notwithstanding the foregoing, if an amount of Mortgage Loans (measured by the aggregate principal balance) that is in excess of 2.00% of the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-Off Date has previously been repurchased (exclusive of any Mortgage Loans purchased by the Master Servicer pursuant to Section 3.16(c)) or

substituted for, then in addition to clauses (i) through (xiv) above, each Qualified Substitute Mortgage Loan shall also have a Prepayment Charge provision at least as favorable to the Holders of the related Class P Certificates as the Prepayment Charge provisions in the Deleted Mortgage Loan.

"Rating Agency or Rating Agencies": Fitch, Moody's and S&P or their successors. If such agencies or their successors are no longer in existence, "Rating Agencies" shall be such nationally recognized statistical rating agencies, or other comparable Persons, designated by the Depositor, notice of which designation shall be given to the Trustee and the Master Servicer.

"Realized Loss": With respect to any Liquidated Mortgage Loan, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all Net Liquidation Proceeds and Insurance Proceeds in respect of such Mortgage Loan.

"Record Date": With respect to (i) the Fixed-Rate Certificates, the Class P Certificates, the Class C Certificates, the Residual Certificates and any Definitive Certificates, the Close of Business on the last Business Day of the calendar month preceding the month in which the related Distribution Date occurs and (ii) with respect to the LIBOR Certificates, the Close of Business on the Business Day immediately preceding the related Distribution Date; provided, however, that following the date on which Definitive Certificates for a Class AV Certificate or a Mezzanine Certificate are available pursuant to Section 5.02, the Record Date for such Certificates shall be the last Business Day of the calendar month preceding the month in which the related Distribution Date occurs.

"Recording Documents": As defined in Section 2.01 hereof.

"Reference Banks": Those banks (i) with an established place of business in London, England, (ii) not controlling, under the control of or under common control with the Depositor, the Seller or the Master Servicer or any affiliate thereof and (iii) which have been designated as such by the Trustee with the consent of the NIMS Insurer; provided, however, that if fewer than two of such banks provide a LIBOR rate, then any leading banks selected by the Trustee with the consent of the NIMS Insurer which are engaged in transactions in United States dollar deposits in the international Eurocurrency market.

"Refinanced Mortgage Loan": A Mortgage Loan the proceeds of which were not used to purchase the related Mortgaged Property.

"Regular Certificates": The Class AV Certificates, the Mezzanine Certificates, the Class C Certificates and the Class P Certificates.

"Relief Act": The Soldiers' and Sailors' Civil Relief Act of 1940, as amended.

"Relief Act Interest Shortfall": With respect to any Distribution Date, for any Mortgage Loan with respect to which there has been a reduction in the amount of interest collectible thereon for the most recently ended Due Period as a result of the application of the Relief Act, the amount by which (i) interest collectible on such Mortgage Loan during such Due Period is less than (ii) one month's interest on the Principal Balance of such Mortgage Loan at the Mortgage Rate for such Mortgage Loan before giving effect to the application of the Relief Act.

"REMIC": A "real estate mortgage investment conduit" within the meaning of Section 860D of the Code.

"REMIC 1": The segregated pool of assets subject hereto, constituting a primary trust created hereby and to be administered hereunder, with respect to which a REMIC election is to be made consisting of: (i) such Mortgage Loans as from time to time are subject to this Agreement, together with the Mortgage Files relating thereto, and together with all collections thereon and proceeds thereof, (ii) any REO Property, together with all collections thereon and proceeds thereof, (iii) the Trustee's rights with respect to the Mortgage Loans under all insurance policies, including the PMI Policy, required to be maintained pursuant to this Agreement and any proceeds thereof, (iv) the Depositor's rights with respect to the Mortgage Loans under the Mortgage Loan Purchase Agreement (including any security interest created thereby) and (v) the Collection Account, the Distribution Account (subject to the last sentence of this definition) and any REO Account and such assets that are deposited therein from time to time and any investments thereof, together with any and all income, proceeds and payments with respect thereto. Notwithstanding the foregoing, however, a REMIC election will not be made with respect to the Reserve Fund and Master Servicer Prepayment Charge Payment Amounts.

"REMIC 1 Interest Loss Allocation Amount": With respect to any Distribution Date, an amount equal to (a) the product of (i) 1.00% of the aggregate Principal Balance of the Mortgage Loans and related REO Properties then outstanding and (ii) the Uncertificated REMIC 1 Pass-Through Rate for REMIC 1 Regular Interest LT1-AA minus the Marker Rate, divided by (b) 12.

"REMIC 1 Overcollateralization Target Amount ": 1.00% of the Overcollateralization Target Amount.

"REMIC 1 Overcollateralized Amount": With respect to any date of determination, (i) 1.00% of the aggregate Uncertificated Principal Balances of the REMIC 1 Regular Interest LT1-AA, REMIC 1 Regular Interest LT1-A1, REMIC 1 Regular Interest LT1-A2, REMIC 1 Regular Interest LT1-A3, REMIC 1 Regular Interest LT1-M1, REMIC 1 Regular Interest LT1-M2, REMIC 1 Regular Interest LT1-M3, REMIC 1 Regular Interest LT1-M4A, REMIC 1 Regular Interest LT1-M4F, REMIC 1 Regular Interest LT1-M5A, REMIC 1 Regular Interest LT1-M5F, REMIC 1 Regular Interest LT1-M6, REMIC 1 Regular Interest LT1-ZZ and REMIC 1 Regular Interest LT1-P minus (ii) the aggregate of the Uncertificated Principal Balances of REMIC 1 Regular Interest LT1-A1, REMIC 1 Regular Interest LT1-A2, REMIC 1 Regular Interest LT1-A3, REMIC 1 Regular Interest LT1-M1, REMIC 1 Regular Interest LT1-M2, REMIC 1 Regular Interest LT1-M3, REMIC 1 Regular Interest LT1-M4A, REMIC 1 Regular Interest LT1-M4F, REMIC 1 Regular Interest LT1-M5A, REMIC 1 Regular Interest LT1-M5F, REMIC 1 Regular Interest LT1-M6 and REMIC 1 Regular Interest LT1-P, in each case as of such date of determination.

"REMIC 1 Principal Loss Allocation Amount": With respect to any Distribution Date, an amount equal to the product of (i) 1.00% of the aggregate Principal Balance of the Mortgage Loans and REO Properties then outstanding and (ii) 1 minus a fraction, the numerator of which is 2 times the aggregate of the Uncertificated Principal Balances of REMIC 1 Regular Interest LT1-A1, LT1-A2, LT1-A3, LT1-M1, LT1-M2, LT1-M3, LT1-M4A, LT1-M4F, LT1-M5A, LT1-M5F and LT1-M6 and the denominator of which is the aggregate of the Uncertificated

Principal Balances of REMIC 1 Regular Interests LT1-A1, LT1-A2, LT1-A3, LT1-M1, LT1-M2, LT1-M3, LT1-M4A, LT1-M4F, LT1-M5A, LT1-M5F, LT1-M6 and LT1-ZZ.

"REMIC 1 Regular Interest LT1-A1": One of the separate non-certificated beneficial ownership interests in REMIC 1 issued hereunder and designated as a Regular Interest in REMIC 1. REMIC 1 Regular Interest LT1-A1 shall accrue interest at the related Uncertificated REMIC 1 Pass-Through Rate in effect from time to time, and shall be entitled to distributions of principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto.

"REMIC 1 Regular Interest LT1-A2": One of the separate non-certificated beneficial ownership interests in REMIC 1 issued hereunder and designated as a Regular Interest in REMIC 1. REMIC 1 Regular Interest LT1-A2 shall accrue interest at the related Uncertificated REMIC 1 Pass-Through Rate in effect from time to time, and shall be entitled to distributions of principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto.

"REMIC 1 Regular Interest LT1-A3": One of the separate non-certificated beneficial ownership interests in REMIC 1 issued hereunder and designated as a Regular Interest in REMIC 1. REMIC 1 Regular Interest LT1-A3 shall accrue interest at the related Uncertificated REMIC 1 Pass-Through Rate in effect from time to time, and shall be entitled to distributions of principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto.

"REMIC 1 Regular Interest LT1-AA": One of the separate non-certificated beneficial ownership interests in REMIC 1 issued hereunder and designated as a Regular Interest in REMIC 1. REMIC 1 Regular Interest LT1-AA shall accrue interest at the related Uncertificated REMIC 1 Pass-Through Rate in effect from time to time, and shall be entitled to distributions of principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto.

"REMIC 1 Regular Interest LT1-M1": One of the separate non-certificated beneficial ownership interests in REMIC 1 issued hereunder and designated as a Regular Interest in REMIC 1. REMIC 1 Regular Interest LT1-M1 shall accrue interest at the related Uncertificated REMIC 1 Pass-Through Rate in effect from time to time, and shall be entitled to distributions of principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto.

"REMIC 1 Regular Interest LT1-M2": One of the separate non-certificated beneficial ownership interests in REMIC 1 issued hereunder and designated as a Regular Interest in REMIC 1. REMIC 1 Regular Interest LT1-M2 shall accrue interest at the related Uncertificated REMIC 1 Pass-Through Rate in effect from time to time, and shall be entitled to distributions of principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto.

"REMIC 1 Regular Interest LT1-M3": One of the separate non-certificated beneficial ownership interests in REMIC 1 issued hereunder and designated as a Regular Interest in REMIC 1. REMIC 1 Regular Interest LT1-M3 shall accrue interest at the related Uncertificated

REMIC 1 Pass-Through Rate in effect from time to time, and shall be entitled to distributions of principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto.

"REMIC 1 Regular Interest LT1-M4A": One of the separate non-certificated beneficial ownership interests in REMIC 1 issued hereunder and designated as a Regular Interest in REMIC 1. REMIC 1 Regular Interest LT1-M4A shall accrue interest at the related Uncertificated REMIC 1 Pass-Through Rate in effect from time to time, and shall be entitled to distributions of principal, subject to the terms and condiions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto.

"REMIC 1 Regular Interest LT1-M4F": One of the separate non-certificated beneficial ownership interests in REMIC 1 issued hereunder and designated as a Regular Interest in REMIC 1. REMIC 1 Regular Interest LT1-M4F shall accrue interest at the related Uncertificated REMIC 1 Pass-Through Rate in effect from time to time, and shall be entitled to distributions of principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto.

"REMIC 1 Regular Interest LT1-M5A": One of the separate non-certificated beneficial ownership interests in REMIC 1 issued hereunder and designated as a Regular Interest in REMIC 1. REMIC 1 Regular Interest LT1-M5A shall accrue interest at the related Uncertificated REMIC 1 Pass-Through Rate in effect from time to time, and shall be entitled to distributions of principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto.

"REMIC 1 Regular Interest LT1-M5F": One of the separate non-certificated beneficial ownership interests in REMIC 1 issued hereunder and designated as a Regular Interest in REMIC 1. REMIC 1 Regular Interest LT1-M5F shall accrue interest at the related Uncertificated REMIC 1 Pass-Through Rate in effect from time to time, and shall be entitled to distributions of principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto.

"REMIC 1 Regular Interest LT1-M6": One of the separate non-certificated beneficial ownership interests in REMIC 1 issued hereunder and designated as a Regular Interest in REMIC 1. REMIC 1 Regular Interest LT1-M6 shall accrue interest at the related Uncertificated REMIC 1 Pass-Through Rate in effect from time to time, and shall be entitled to distributions of principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto.

"REMIC 1 Regular Interest LT1-P": One of the separate non-certificated beneficial ownership interests in REMIC 1 issued hereunder and designated as a Regular Interest in REMIC 1. REMIC 1 Regular Interest LT1-P shall accrue interest at the related Uncertificated REMIC 1 Pass-Through Rate in effect from time to time, and shall be entitled to any Prepayment Charges relating to the Mortgage Loans collected by the Master Servicer and to a distribution of

principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto.

"REMIC 1 Regular Interest LT1-ZZ": One of the separate non-certificated beneficial ownership interests in REMIC 1 issued hereunder and designated as a Regular Interest in REMIC 1. REMIC 1 Regular Interest LT1-ZZ shall accrue interest at the related Uncertificated REMIC 1 Pass-Through Rate in effect from time to time, and shall be entitled to distributions of principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto.

"REMIC 1 Regular Interests": REMIC 1 Regular Interest LT1-AA, REMIC 1 Regular Interest LT1-A1, REMIC 1 Regular Interest LT1-A2, REMIC 1 Regular Interest LT1-A3, REMIC 1 Regular Interest LT1-M1, REMIC 1 Regular Interest LT1-M2, REMIC 1 Regular Interest LT1-M3, REMIC 1 Regular Interest LT1-M4A, REMIC 1 Regular Interest LT1-M4F, REMIC 1 Regular Interest LT1-M5A, REMIC 1 Regular Interest LT1-M5F, REMIC 1 Regular Interest LT1-M6, REMIC 1 Regular Interest LT1-ZZ and REMIC 1 Regular Interest LT1-P.

"REMIC 2": The segregated pool of assets consisting of all of the REMIC 1 Regular Interests conveyed in trust to the Trustee, for the benefit of the Holders of the Regular Certificates (other than the Class C Certificates and the Class P Certificates), REMIC CX, as the holder of the Class C Interest, REMIC PX as holder of the Class P Interest, and the Class R Certificateholders, as holders of the Class R-2 Interest, pursuant to Article II hereunder, and all amounts deposited therein, with respect to which a separate REMIC election is to be made.

"REMIC 2 Regular Interests": The Class C Interest and the Class P Interest.

"REMIC CX": The segregated pool of assets consisting of the Class C Interest, conveyed in trust to the Trustee, for the benefit of the Holders of the Class C Certificates and the Class R-CX Certificates, pursuant to Article II hereunder, and all amounts deposited therein, with respect to which a separate REMIC election is to be made.

"REMIC Provisions": Provisions of the federal income tax law relating to real estate mortgage investment conduits which appear at Section 860A through 860G of Subchapter M of Chapter 1 of the Code, and related provisions, and regulations and rulings promulgated thereunder, as the foregoing may be in effect from time to time.

"REMIC PX": The segregated pool of assets consisting of the Class P Interest, conveyed in trust to the Trustee, for the benefit of the Holders of the Class P Certificates and the Class R-PX Certificates, pursuant to Article II hereunder, and all amounts deposited therein, with respect to which a separate REMIC election is to be made.

"REMIC Regular Interests": The REMIC 1 Regular Interests and the REMIC 2 Regular Interests.

"Remittance Report": A report prepared by the Master Servicer and delivered to the NIMS Insurer and the Trustee pursuant to Section 4.04.

"Rents from Real Property": With respect to any REO Property, gross income of the character described in Section 856(d) of the Code.

"REO Account": The account or accounts maintained by the Master Servicer in respect of an REO Property pursuant to Section 3.23.

"REO Disposition": The sale or other disposition of an REO Property on behalf of the Trust Fund.

"REO Imputed Interest": As to any REO Property, for any calendar month during which such REO Property was at any time part of the Trust Fund, one month's interest at the applicable Net Mortgage Rate on the Principal Balance of such REO Property (or, in the case of the first such calendar month, of the related Mortgage Loan if appropriate) as of the Close of Business on the Distribution Date in such calendar month.

"REO Principal Amortization": With respect to any REO Property, for any calendar month, the excess, if any, of (a) the aggregate of all amounts received in respect of such REO Property during such calendar month, whether in the form of rental income, sale proceeds (including, without limitation, that portion of the Termination Price paid in connection with a purchase of all of the Mortgage Loans and REO Properties pursuant to Section 9.01 that is allocable to such REO Property) or otherwise, net of any portion of such amounts (i) payable pursuant to Section 3.23 in respect of the proper operation, management and maintenance of such REO Property or (ii) payable or reimbursable to the Master Servicer pursuant to Section 3.23 for unpaid Servicing Fees in respect of the related Mortgage Loan and unreimbursed Servicing Advances and Advances in respect of such REO Property or the related Mortgage Loan, over (b) the REO Imputed Interest in respect of such REO Property for such calendar month.

"REO Property": A Mortgaged Property acquired by the Master Servicer on behalf of the Trust Fund through foreclosure or deed-in-lieu of foreclosure, as described in Section 3.23.

"Request for Release": A release signed by a Servicing Representative, in the form of Exhibit E-1 or E-2 attached hereto.

"Reserve Fund": The reserve fund established pursuant to Section 3.26.

"Reserve Interest Rate": With respect to any Interest Determination Date, the rate per annum that the Trustee determines to be either (i) the arithmetic mean (rounded upwards if necessary to the nearest whole multiple of 0.03125%) of the one-month United States dollar lending rates which banks in New York City selected by the Trustee with the consent of the NIMS Insurer are quoting on the relevant Interest Determination Date to the principal London offices of leading banks in the London interbank market or (ii) in the event that the Trustee can determine no such arithmetic mean, in the case of any Interest Determination Date after the initial Interest Determination Date, the lowest one-month United States dollar lending rate which such New York banks selected by the Trustee with the consent of the NIMS Insurer are quoting on such Interest Determination Date to leading European banks.

"Residential Dwelling": Any one of the following: (i) a detached one-family dwelling, (ii) a detached two- to four-family dwelling, (iii) a one-family dwelling unit in a Fannie Mae eligible condominium project, (iv) a manufactured home, or (v) a detached one-family dwelling in a planned unit development, none of which is a co-operative or mobile home.

"Residual Certificates": The Class R Certificates, the Class RCX Certificates and the Class R-PX Certificates.

"Residual Interest": The sole class of "residual interests" in a REMIC within the meaning of Section 860G(a)(2) of the Code.

"Responsible Officer": When used with respect to the Trustee, any managing director, director, associate, principal, vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and, with respect to a particular matter, to whom such matter is referred because of such officer's knowledge of and familiarity with the particular subject.

"S&P": Standard & Poor's, a division of The McGraw-Hill Companies, Inc., or its successor in interest.

"Seller": Long Beach Mortgage Company, a Delaware corporation, or its successor in interest, in its capacity as seller under the Mortgage Loan Purchase Agreement.

"Servicing Account": The account or accounts created and maintained pursuant to Section 3.09.

"Servicing Advances": All customary, reasonable and necessary "out of pocket" costs and expenses (including reasonable attorneys' fees and expenses) incurred by the Master Servicer in the performance of its servicing obligations in connection with a default, delinquencies or other unanticipated event or where reimbursement is otherwise permitted in accordance with any of the terms of this Agreement, including, but not limited to, the cost of (i) the preservation, restoration, inspection and protection of the Mortgaged Property, (ii) any enforcement or judicial proceedings, including foreclosures, (iii) the management and liquidation of the REO Property and (iv) compliance with the obligations under Sections 3.01, 3.09, 3.16, and 3.23.

"Servicing Fee": With respect to each Mortgage Loan and for any calendar month, an amount equal to one month's interest (or in the event of any payment of interest which accompanies a Principal Prepayment in full made by the Mortgagor during such calendar month, interest for the number of days covered by such payment of interest) at the Servicing Fee Rate on the same principal amount on which interest on such Mortgage Loan accrues for such calendar month. A portion of such Servicing Fee may be retained by any Sub-Servicer as its servicing compensation.

"Servicing Fee Rate": 0.50% per annum.

"Servicing Representative": Any officer or employee of the Master Servicer involved in, or responsible for, the administration and servicing of Mortgage Loans, whose name and specimen signature appear on a list of servicing representatives furnished by the Master Servicer to the Trustee and the Depositor on the Closing Date, as such list may from time to time be amended.

"Startup Day": As defined in Section 10.01(b) hereof.

"Stated Principal Balance": With respect to any Mortgage Loan: (a) as of any date of determination up to but not including the Distribution Date on which the proceeds, if any, of a Liquidation Event with respect to such Mortgage Loan would be distributed, the related Cut-off Date Principal Balance, as shown in the Mortgage Loan Schedule, minus the sum of (i) the principal portion of each Monthly Payment due on a Due Date subsequent to the Cut-off Date, to the extent received from the Mortgagor or advanced by the Master Servicer and distributed pursuant to Section 4.01 on or before such date of determination, (ii) all Principal Prepayments received after the Cut-off Date, to the extent distributed pursuant to Section 4.01 on or before such date of determination, (iii) all Liquidation Proceeds and Insurance Proceeds to the extent distributed pursuant to Section 4.01 on or before such date of determination, and (iv) any Realized Loss incurred with respect thereto as a result of a Deficient Valuation made during or prior to the Due Period for the most recent Distribution Date coinciding with or preceding such date of determination; and (b) as of any date of determination coinciding with or subsequent to the Distribution Date on which the proceeds, if any, of a Liquidation Event with respect to such Mortgage Loan would be distributed, zero. With respect to any REO Property: (a) as of any date of determination up to but not including the Distribution Date on which the proceeds, if any, of a Liquidation Event with respect to such REO Property would be distributed, an amount (not less than zero) equal to the Stated Principal Balance of the related Mortgage Loan as of the date on which such REO Property was acquired on behalf of the Trust Fund, minus the aggregate amount of REO Principal Amortization in respect of such REO Property for all previously ended calendar months, to the extent distributed pursuant to Section 4.01 on or before such date of determination; and (b) as of any date of determination coinciding with or subsequent to the Distribution Date on which the proceeds, if any, of a Liquidation Event with respect to such REO Property would be distributed, zero.

"Stayed Funds": If the Master Servicer is the subject of a proceeding under the federal Bankruptcy Code and the making of a Remittance (as defined in Section 7.02(b)) is prohibited by Section 362 of the federal Bankruptcy Code, funds that are in the custody of the Master Servicer, a trustee in bankruptcy or a federal bankruptcy court and should have been the subject of such Remittance absent such prohibition.

"Stepdown Date": The earlier of (a) the later of (i) the Distribution Date in August 2006 and (ii) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period but prior to distribution of the Principal Distribution Amount in respect of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 33.50% and (b) the date on which the aggregate Certificate Principal Balance of the Class AV Certificates has been reduced to zero.

"Sub-Servicer": Any Person with which the Master Servicer has entered into a Sub-Servicing Agreement and which meets the qualifications of a Sub-Servicer pursuant to Section 3.02.

"Sub-Servicing Account": An account or accounts established by a Sub-Servicer which meets the requirements set forth in Section 3.08 and is otherwise acceptable to the applicable Master Servicer.

"Sub-Servicing Agreement": The written contract between the Master Servicer and a Sub-Servicer relating to servicing and administration of certain Mortgage Loans as provided in Section 3.02.

"Substitution Shortfall Amounts": As defined in Section 2.03(d) hereof.

"Tax Returns": The federal income tax return on Internal Revenue Service Form 1066, U.S. Real Estate Mortgage Investment Conduit (REMIC) Income Tax Return, including Schedule Q thereto, Quarterly Notice to Residual Interest Holder of the REMIC Taxable Income or Net Loss Allocation, or any successor forms, to be filed by the Trustee on behalf of each REMIC, together with any and all other information reports or returns that may be required to be furnished to the Certificateholders or filed with the Internal Revenue Service or any other governmental taxing authority under any applicable provisions of federal, state or local tax laws.

"Telerate Page 3750": The display designated as page "3750" on the Dow Jones Telerate Capital Markets Report (or such other page as may replace page 3750 on that report for the purpose of displaying London interbank offered rates of major banks).

"Termination Price": As defined in Section 9.01(a) hereof.

"Terminator": As defined in Section 9.01.

"Transfer": Any direct or indirect transfer, sale, pledge, hypothecation, or other form of assignment of any Ownership Interest in a Certificate.

"Transferee": Any Person who is acquiring by Transfer any Ownership Interest in a Certificate.

"Transferor": Any Person who is disposing by Transfer of any Ownership Interest in a Certificate.

"Trigger Event": A Trigger Event has occurred with respect to a Distribution Date if either a Cumulative Loss Trigger Event or a Delinquency Trigger Event has occurred with respect to such Distribution Date.

"Trust": Long Beach Mortgage Loan Trust 2003-4, the trust created hereunder.

"Trust Fund": All of the assets of the Trust, which is the trust created hereunder consisting of REMIC 1, REMIC 2, REMIC CX, REMIC PX, the Reserve Fund and any Master Servicer Prepayment Charge Payment Amounts and the Trust's rights under the Cap Agreement.

"Trust REMIC": Any of REMIC 1, REMIC 2, REMIC CX and/or REMIC PX.

"Trustee": Deutsche Bank National Trust Company, a national banking association, or its successor in interest, or any successor trustee appointed as herein provided.

"Trustee Fee": With respect to each Distribution Date, one-twelfth of the Trustee Fee Rate multiplied by the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

"Trustee Fee Rate": 0.0091% per annum.

"Uncertificated Accrued Interest": With respect to each REMIC Regular Interest on each Distribution Date, an amount equal to one month's interest at the related Uncertificated Pass-Through Rate on the Uncertificated Principal Balance or Uncertificated Notional Amount of such REMIC Regular Interest. In each case, Uncertificated Accrued Interest will be reduced by any Net Prepayment Interest Shortfalls and Relief Act Interest Shortfalls allocated to such REMIC Regular Interests pursuant to Section 1.03.

"Uncertificated Pass-Through Rate": The Uncertificated REMIC 1 Pass-Through Rate.

"Uncertificated Principal Balance": With respect to each REMIC Regular Interest, the principal amount of such REMIC Regular Interest outstanding as of any date of determination. As of the Closing Date, the Uncertificated Principal Balance of each REMIC Regular Interest shall equal the amount set forth in the Preliminary Statement hereto as its initial Uncertificated Principal Balance. On each Distribution Date, the Uncertificated Principal Balance of each REMIC Regular Interest shall be reduced by all distributions of principal made on such REMIC Regular Interest on such Distribution Date pursuant to Section 4.05 and, if and to the extent necessary and appropriate, shall be further reduced on such Distribution Date by Realized Losses as provided in Section 4.06, and the Uncertificated Principal Balance of REMIC 1 Regular Interest LT1-ZZ shall be increased by interest deferrals as provided in Section 4.05. The Uncertificated Principal Balance of each REMIC Regular Interest that has an Uncertificated Principal Balance shall never be less than zero. Notwithstanding the foregoing, the Uncertificated Principal Balance of (i) the Class C Interest shall always be equal to the excess, if any, of (A) the then aggregate Uncertificated Principal Balances of the REMIC 1 Regular Interests over (B) the sum of the Certificate Principal Balance of the Class AV Certificates, the Mezzanine Certificates and the Class P Interest.

"Uncertificated REMIC 1 Pass-Through Rate": With respect to the REMIC 1 Regular Interests and any Distribution Date, a per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, weighted on the basis of the Stated Principal Balances of such Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date.

"Undercollateralized Amount": With respect to any Distribution Date, the amount, if any, by which (i) the sum of the aggregate Certificate Principal Balances of the Class AV Certificates and the Mezzanine Certificates and the Uncertificated Principal Balance of the Class

P Interest as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date) exceeds (ii) the aggregate Stated Principal Balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

"Uninsured Cause": Any cause of damage to a Mortgaged Property such that the complete restoration of such property is not fully reimbursable by the hazard insurance policies required to be maintained pursuant to Section 3.14.

"United States Person" or "U.S. Person": (i) A citizen or resident of the United States; (ii) a corporation, partnership or other entity classified as a corporation or partnership for United States federal income tax purposes created or organized in, or under the laws of, the United States or any political subdivision thereof (except, in the case of a partnership or entity treated as a partnership, to the extent provided in regulations) provided that, solely for purposes of the restrictions on the transfer of the Residual Certificates, no partnership or other entity treated as a partnership shall be treated as a United States Person unless all persons that own an interest in such partnership or other entity, either directly or through any entity that is not a corporation for United States federal income tax purposes, are required by the applicable operative agreement to be United States Persons; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States Persons have the authority to control all substantial decisions of the trust or if the trust was in existence on August 20, 1996, was treated as a United States Person on August 19, 1996, and made a valid election to continue to be treated as a United States Person. The term "United States" shall have the meaning set forth in Section 7701 of the Code or successor provisions.

"Unpaid Interest Shortfall Amount": With respect to the Class AV Certificates and the Mezzanine Certificates and (i) the first Distribution Date, zero, and (ii) any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such Class of Certificates for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such Class of Certificates for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such Class of Certificates in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on such Class of Certificates on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such Class of Certificates for the related Accrual Period.

"Value": With respect to any Mortgaged Property, the lesser of (i) the value thereof as determined by an appraisal made for the originator of the Mortgage Loan at the time of origination of the Mortgage Loan by an appraiser who met the minimum requirements of Fannie Mae, and (ii) the purchase price paid for the related Mortgaged Property by the Mortgagor with the proceeds of the Mortgage Loan, provided, however, in the case of a Refinanced Mortgage Loan, such value of the Mortgaged Property is based solely upon the value determined by an appraisal made for the originator of such Refinanced Mortgage Loan at the time of origination of such Refinanced Mortgage Loan by an appraiser who met the minimum requirements of Fannie Mae.

"Voting Rights": The portion of the voting rights of all of the Certificates which is allocated to any Certificate. At all times the Class AV Certificates, the Mezzanine Certificates and the Class C Certificates shall have 98% of the Voting Rights (allocated among the Holders of the Class AV Certificates, the Mezzanine Certificates and the Class C Certificates in proportion to the then outstanding Certificate Principal Balances of their respective Certificates), the Class P Certificates shall have 1% of the Voting Rights and the Class R Certificates shall have 1% of the Voting Rights, provided that, if and for so long as the Class C Certificates and the Class P Certificates are held by one or more foreign entities and serve as collateral for the NIM Notes, the total combined voting power of such Classes of Certificates shall not exceed 9.9%. The Voting Rights allocated to any Class of Certificates (other than the Class P Certificates and the Class R Certificates) shall be allocated among all Holders of each such Class in proportion to the outstanding Certificate Principal Balance of such Certificates and the Voting Rights allocated to the Class P Certificates and the Class R Certificates shall be allocated among all Holders of each such Class in proportion to such Holders' respective Percentage Interest; provided, however, that when none of the Regular Certificates are outstanding, 100% of the Voting Rights shall be allocated among Holders of the Class R Certificates in accordance with such Holders' respective Percentage Interests in the Certificates of such Class.

"Washington Mutual Custodian": None of the Mortgage Loans are held by the Washington Mutual Custodian as custodian. References to the Washington Mutual Custodian are left in this Agreement for administrative convenience and shall be completely disregarded. There is no Washington Mutual Custodian under this Agreement and no Person shall have any rights of the Washington Mutual Custodian under this Agreement.

"Washington Mutual Mortgage Loans": The Mortgage Loans acquired by the Seller from Washington Mutual Bank, Washington Mutual Bank, FA, Washington Mutual Bank fsb, or from any of their subsidiaries.

Section 1.02 Accounting.

Unless otherwise specified herein, for the purpose of any definition or calculation, whenever amounts are required to be netted, subtracted or added or any distributions are taken into account, such definition or calculation and any related definitions or calculations shall be determined without duplication of such functions.

Section 1.03 Allocation of Certain Interest Shortfalls.

For purposes of calculating the amount of the Monthly Interest Distributable Amount for the Class AV Certificates, the Mezzanine Certificates and the Class C Interest for any Distribution Date, the aggregate amount of any Net Prepayment Interest Shortfalls and any Relief Act Interest Shortfalls incurred in respect of the Mortgage Loans for any Distribution Date shall be allocated first to the Class C Interest to the extent of one month's interest at the then applicable Pass-Through Rate on the Notional Amount of such Regular Interest and, then, among the Class AV Certificates and the Mezzanine Certificates on a *pro rata* basis based on, and to the extent of, interest for the related Accrual Period at the then applicable respective Pass-Through Rate on the respective Certificate Principal Balance of each such Certificate.

For purposes of calculating the amount of the Monthly Interest Distributable Amount for the Class C Certificates for any Distribution Date, the aggregate amount of any Net Prepayment Interest Shortfalls and any Relief Act Interest Shortfalls allocated to the Class C Interest pursuant to the paragraph above shall be allocated among the Class C Certificates on a *pro rata* basis based on one month's interest.

For purposes of calculating the amount of Uncertificated Accrued Interest for the REMIC 1 Regular Interests for any Distribution Date, the aggregate amount of any Net Prepayment Interest and Relief Act Interest Shortfalls incurred in respect of the Mortgage Loans for any Distribution Date shall be allocated to REMIC 1 Regular Interest LT1-AA and REMIC 1 Regular Interest LT1-ZZ up to an aggregate amount equal to the REMIC 1 Interest Loss Allocation Amount, 98% and 2%, respectively, and thereafter among REMIC 1 Regular Interest LT1-AA, REMIC 1 Regular Interest LT1-A1, REMIC 1 Regular Interest LT1-A2, REMIC 1 Regular Interest LT1-A3, REMIC 1 Regular Interest LT1-M1, REMIC 1 Regular Interest LT1-M2, REMIC 1 Regular Interest LT1-M3, REMIC 1 Regular Interest LT1-M4A, REMIC 1 Regular Interest LT1-M4F, REMIC 1 Regular Interest LT1-M5A, REMIC 1 Regular Interest LT1-M5F, REMIC 1 Regular Interest LT1-M6, REMIC 1 Regular Interest LT1-ZZ and REMIC 1 Regular Interest LT1-P, pro rata based on, and to the extent of, one month's interest at the then applicable respective Pass-Through Rate on the respective Uncertificated Principal Balance of each such REMIC 1 Regular Interest.

Section 1.04 Rights of the NIMS Insurer.

(a) Each of the rights of the NIMS Insurer set forth in this Agreement shall exist so long as the Insured NIM Notes remain outstanding; provided, however, the NIMS Insurer shall not have any rights hereunder (except as provided in Section 9.01) so long as any NIMS Insurer Default is continuing.

(b) Notwithstanding anything to the contrary anywhere in this Agreement, all rights and benefits of the NIMS Insurer hereunder shall permanently terminate upon such time as the Insured NIM Notes shall no longer be outstanding.

ARTICLE II

CONVEYANCE OF MORTGAGE LOANS; ORIGINAL ISSUANCE OF CERTIFICATES

Section 2.01 Conveyance of Mortgage Loans.

The Depositor, concurrently with the execution and delivery hereof, does hereby transfer, assign, set over and otherwise convey to the Trustee without recourse for the benefit of the Certificateholders all the right, title and interest of the Depositor, including any security interest therein for the benefit of the Depositor, in and to the Mortgage Loans identified on the Mortgage Loan Schedule, the rights of the Depositor under the Mortgage Loan Purchase Agreement (other than the Depositor's rights under Section 17 thereof), the rights of the Depositor under the Cap Agreement, and all other assets included or to be included in REMIC 1. Such assignment includes all scheduled payments on the Mortgage Loans due after the Cut-off Date and all unscheduled collections in respect of the Mortgage Loans received after the Cut-off Date (other

than the portion of such collections due on or prior to the Cut-off Date). The Depositor herewith delivers to the Trustee an executed copy of the Mortgage Loan Purchase Agreement, the Cap Agreement, the Cap Assignment and the PMI Policy.

If the assignment and transfer of the Mortgage Loans and the other property specified in Section 2.01 from the Depositor to the Trustee pursuant to this Agreement is held or deemed not to be a sale or is held or deemed to be a pledge of security for a loan, the Depositor intends that the rights and obligations of the parties shall be established pursuant to the terms of this Agreement and that, in such event, (i) the Depositor shall be deemed to have granted and does hereby grant to the Trustee as of the Closing Date a perfected, first priority security interest in the entire right, title and interest of the Depositor in and to the Mortgage Loans and all other property conveyed to the Trust Fund pursuant to this Section 2.01 and all proceeds thereof and (ii) this Agreement shall constitute a security agreement under applicable law.

In connection with such transfer and assignment, the Depositor does hereby deliver to, and deposit with, the Trustee as custodian (in which capacity it will, unless otherwise specified, be acting under this Article II) the following documents or instruments with respect to each Mortgage Loan so transferred and assigned (with respect to each Mortgage Loan, a "Mortgage File"):

(a) the original Mortgage Note, endorsed in blank or in the following form: "Pay to the order of Deutsche Bank National Trust Company, as Trustee under the applicable agreement, without recourse," with all prior and intervening endorsements showing a complete chain of endorsement from the originator to the Person so endorsing to the Trustee or (in the case of not more than 1.00% of the Mortgage Loans, by aggregate principal balance as of the Cut-off Date) a copy of such original Mortgage Note with an accompanying Lost Note Affidavit executed by the Seller;

(b) the original Mortgage with evidence of recording thereon, and a copy, certified by the appropriate recording office, of the recorded power of attorney, if the Mortgage was executed pursuant to a power of attorney, with evidence of recording thereon;

(c) an original Assignment in blank;

(d) the original recorded Assignment or Assignments showing a complete chain of assignment from the originator to the Person assigning the Mortgage to the Trustee or in blank;

(e) the original or copies of each assumption, modification, written assurance or substitution agreement, if any; and

(f) the original lender's title insurance policy, together with all endorsements or riders issued with or subsequent to the issuance of such policy (or a copy of the above, in the case of the Washington Mutual Mortgage Loans), insuring the priority of the Mortgage as a first lien or second lien on the Mortgaged Property represented therein as a fee interest vested in the Mortgagor, or in the event such title policy is unavailable, a written commitment or uniform binder or preliminary report of title issued by the title insurance or escrow company.

The Master Servicer, in its capacity as Seller, shall promptly (and in no event later than thirty (30) Business Days, subject to extension upon a mutual agreement between the Master Servicer and the Trustee), following the later of the Closing Date and the date of receipt by the Master Servicer of the recording information for a Mortgage submit or cause to be submitted for recording, at no expense to the Trust Fund, the Trustee or the Depositor, in the appropriate public office for real property records, each Assignment referred to in Sections 2.01(c) and (d) above and shall execute each original Assignment referred to in clause (c) above in the following form: "Deutsche Bank National Trust Company, as Trustee under applicable agreement, without recourse." In the event that any such Assignment is lost or returned unrecorded because of a defect therein, the Master Servicer, in its capacity as Seller, shall promptly prepare or cause to be prepared a substitute Assignment or cure or cause to be cured such defect, as the case may be, and thereafter cause each such Assignment to be duly recorded. Notwithstanding the foregoing, the Assignments shall not be required to be completed and submitted for recording with respect to any Mortgage Loan if each Rating Agency does not require recordation in order for such Rating Agency to assign the initial ratings to the Class AV Certificates, the Mezzanine Certificates and the Other NIM Notes and the initial shadow rating to the Insured NIM Notes, without giving effect to any insurance policy issued by the NIMS Insurer; provided, however, each Assignment shall be submitted for recording by the Master Servicer, in its capacity as Seller, in the manner described above, at no expense to the Trust Fund or the Trustee, upon the earliest to occur of: (i) reasonable direction by Holders of Certificates entitled to at least 25% of the Voting Rights, (ii) the occurrence of a Master Servicer Event of Default, (iii) the occurrence of a bankruptcy, insolvency or foreclosure relating to the Seller, (iv) the occurrence of a servicing transfer as described in Section 7.02 hereof and (v) if the Seller is not the Master Servicer and with respect to any one Assignment, the occurrence of a bankruptcy, insolvency or foreclosure relating to the Mortgagor under the related Mortgage. Notwithstanding the foregoing, if the Master Servicer is unable to pay the cost of recording the Assignments, such expense shall be paid by the Trustee and shall be reimbursable to the Trustee as an Extraordinary Trust Fund Expense.

If any of the documents referred to in Sections 2.01(b), (c), (d) or (e) above (collectively, the "Recording Documents") has as of the Closing Date been submitted for recording but either (x) has not been returned from the applicable public recording office or (y) has been lost or such public recording office has retained the original of such document, the obligations of the Master Servicer, in its capacity as the Seller, to deliver such Recording Documents shall be deemed to be satisfied upon (1) delivery to the Trustee or the applicable Custodian of a copy of each such Recording Document certified by the Seller in the case of (x) above or the applicable public recording office in the case of (y) above to be a true and complete copy of the original that was submitted for recording and (2) if such copy is certified by the Seller, delivery to the Trustee or the applicable Custodian promptly upon receipt thereof, and in any event no later than one year after the Closing Date, of either the original or a copy of such Recording Document certified by the applicable public recording office to be a true and complete copy of the original. In instances where, due to a delay on the part of the recording office where any such Recording Documents have been delivered for recordation, the Recording Documents cannot be delivered to the Trustee or the applicable Custodian within one year after the Closing Date, the Master Servicer, in its capacity as the Seller, shall deliver to the Trustee or the applicable Custodian within such time period an Officer's Certificate stating the date by which the Master Servicer, in its capacity as the Seller, expects to receive such Recording Documents from the applicable recording office. In the event that Recording Documents have still not been received by the Master Servicer, in its

capacity as the Seller, and delivered to the Trustee or the applicable Custodian by the date specified in its previous Officer's Certificate delivered to the Trustee or the applicable Custodian, as the case may be, the Master Servicer, in its capacity as the Seller, shall deliver to the Trustee or the applicable Custodian by such date an additional Officer's Certificate stating a revised date by which the Master Servicer, in its capacity as the Seller, expects to receive the applicable Recording Documents. This procedure shall be repeated until the Recording Documents have been received by the Master Servicer, in its capacity as the Seller, and delivered to the Trustee or the applicable Custodian. If the original lender's title insurance policy (or a copy thereof, in the case of the Washington Mutual Mortgage Loans) was not delivered pursuant to Section 2.01(f) above, the Master Servicer, in its capacity as the Seller, shall deliver or cause to be delivered to the Trustee or the applicable Custodian promptly after receipt thereof, and in any event within 120 days after the Closing Date, the original lender's title insurance policy (or a copy thereof, in the case of the Washington Mutual Mortgage Loans). The Master Servicer, in its capacity as the Seller, shall deliver or cause to be delivered to the Trustee or the applicable Custodian promptly upon receipt thereof any other original documents constituting a part of a Mortgage File received with respect to any Mortgage Loan, including, but not limited to, any original documents evidencing an assumption or modification of any Mortgage Loan.

All original documents relating to the Mortgage Loans that are not delivered to the Trustee or the applicable Custodian are and shall be held by or on behalf of the Seller, the Depositor or the Master Servicer, as the case may be, in trust for the benefit of the Trustee on behalf of the Certificateholders. In the event that any such original document is required pursuant to the terms of this Section to be a part of a Mortgage File, such document shall be delivered promptly to the Trustee or the applicable Custodian. Any such original document delivered to or held by the Depositor that is not required pursuant to the terms of this Section to be a part of a Mortgage File, shall be delivered promptly to the Master Servicer.

Section 2.02 Acceptance of REMIC 1 by the Trustee.

Subject to the provisions of Section 2.01 and subject to any exceptions noted on the exception report described in the next paragraph below, the Trustee or a Custodian on behalf of the Trustee, as applicable, acknowledges receipt of the documents referred to in Section 2.01 above and all other assets included in the definition of "REMIC 1" under clauses (i), (iii), (iv) and (vi) (to the extent of amounts deposited into the Distribution Account) and declares that it holds and will hold such documents and the other documents delivered to it constituting the Mortgage File, and all such assets and such other assets included in the definition of "REMIC 1" in trust for the exclusive use and benefit of all present and future Certificateholders.

The Trustee or the Custodian, as applicable, agrees, for the benefit of the Certificateholders, to review each Mortgage File on or before the Closing Date, with respect to each Mortgage Loan and to certify to the Trustee, the NIMS Insurer, the Depositor and the Master Servicer in substantially the form attached hereto as Exhibit F-1 that, as to each Closing Date Mortgage Loan listed in the Mortgage Loan Schedule (other than any Mortgage Loan paid in full or any Mortgage Loan specifically identified in the exception report annexed thereto as not being covered by such certification), (i) all documents constituting part of such Mortgage File (other than such documents described in Section 2.01(e)) required to be delivered to it pursuant to this Agreement are in its possession, (ii) such documents have been reviewed by the Trustee or the Washington Mutual Custodian, as applicable and are not mutilated, torn or

defaced unless initialed by the related borrower and relate to such Mortgage Loan and (iii) based on the Trustee's examination and only as to the foregoing, the information set forth in the Mortgage Loan Schedule that corresponds to items (i), (ii), (ix), (xii), (xiv) (to the extent of the Periodic Rate Cap for the first Adjustment Date and subsequent Adjustment Dates) and (xvi) of the definition of "Mortgage Loan Schedule" accurately reflects information set forth in the Mortgage File. It is herein acknowledged that, in conducting such review, neither the Trustee nor any Custodian is under any duty or obligation (i) to inspect, review or examine any such documents, instruments, certificates or other papers to determine whether they are genuine, enforceable, or appropriate for the represented purpose (including with respect to Section 2.01(f), whether such title insurance policy (a) contains all necessary endorsements, (b) insures the priority of the Mortgage as a first lien or (c) whether the interest vested in the Mortgagor is a fee interest) or whether they have actually been recorded or that they are other than what they purport to be on their face or (ii) to determine whether any Mortgage File should include any of the documents specified in clause (e) of Section 2.01.

Prior to the first anniversary date of this Agreement, the Trustee shall deliver (or, with respect to the Mortgage Loans held by another Custodian, such Custodian shall deliver) to the Depositor, the Master Servicer and the NIMS Insurer a final certification in the form annexed hereto as Exhibit F-2 evidencing the completeness of the Mortgage Files, with any applicable exceptions noted thereon.

If in the process of reviewing the Mortgage Files and making or preparing, as the case may be, the certifications referred to above, the Trustee holding such Mortgage Files or any Custodian holding such Mortgage Files finds any document or documents constituting a part of a Mortgage File to be missing or defective in any material respect, at the conclusion of its review the Trustee shall so notify or such other Custodian shall notify the Depositor, the Seller, the NIMS Insurer and the Master Servicer. In addition, upon the discovery by the Depositor, the Master Servicer or the Trustee of a breach of any of the representations and warranties made by the Seller in the Mortgage Loan Purchase Agreement in respect of any Mortgage Loan which materially and adversely affects the value of such Mortgage Loan or the interests of the related Certificateholders in such Mortgage Loan, the party discovering such breach shall give prompt written notice to the other parties.

Section 2.03 Cure, Repurchase or Substitution of Mortgage Loans by the Seller; Remedies for Breaches by Depositor or Master Servicer; Remedies for Breaches Relating to Prepayment Charges.

(a) Upon discovery or receipt of notice of any materially defective document in, or that a document is missing from, the Mortgage File or of the breach by the Seller of any representation, warranty or covenant under the Mortgage Loan Purchase Agreement in respect of any Mortgage Loan which materially and adversely affects the value of such Mortgage Loan or the interest therein of the Certificateholders (in the case of any such representation or warranty made to the knowledge or the best of knowledge of the Seller, as to which the Seller has no knowledge, without regard to the Seller's lack of knowledge with respect to the substance of such representation or warranty being inaccurate at the time it was made), the Trustee shall promptly notify the Depositor, the Seller, the NIMS Insurer and the Master Servicer of such defect, missing document or breach and request that the Seller deliver such missing document or cure such defect or breach within 90 days from the date the Seller was notified of such missing

document, defect or breach (except as described in Section 2.03(e)), and if the Seller does not deliver such missing document or cure such defect or breach in all material respects during such period, the Master Servicer (or, in accordance with Section 3.02(b), the Trustee) shall enforce the obligations of the Seller under the Mortgage Loan Purchase Agreement to repurchase such Mortgage Loan from REMIC 1 at the Purchase Price within 90 days after the date on which the Seller was notified (subject to Section 2.03(e)) of such missing document, defect or breach, if and to the extent that the Seller is obligated to do so under the Mortgage Loan Purchase Agreement. The Purchase Price for the repurchased Mortgage Loan shall be deposited in the Collection Account, and the Trustee or a Custodian, as applicable, upon receipt of written certification from the Master Servicer of such deposit, shall release to the Seller the related Mortgage File, and the Trustee or a Custodian on behalf of the Trustee, as applicable, shall execute and deliver such instruments of transfer or assignment, in each case without recourse, as the Seller shall furnish to it or such Custodian, as applicable, and as shall be necessary to vest in the Seller any Mortgage Loan released pursuant hereto, and neither the Trustee nor any Custodian shall have any further responsibility with regard to such Mortgage File. In lieu of repurchasing any such Mortgage Loan as provided above, if so provided in the Mortgage Loan Purchase Agreement, the Seller may cause such Mortgage Loan to be removed from REMIC 1 (in which case it shall become a Deleted Mortgage Loan) and substitute one or more Qualified Substitute Mortgage Loans in the manner and subject to the limitations set forth in Section 2.03(d). It is understood and agreed that the obligation of the Seller to cure or to repurchase (or to substitute for) any Mortgage Loan as to which a document is missing, a material defect in a constituent document exists or as to which such a breach has occurred and is continuing shall constitute the sole remedy respecting such omission, defect or breach available to the Certificateholders, the Trustee on behalf of the Certificateholders, and the NIMS Insurer.

(b) Within 90 days of the earlier of discovery by the Depositor or receipt of notice by the Depositor of the breach of any representation or warranty of the Depositor set forth in Section 2.05 with respect to any Mortgage Loan, which materially adversely affects the value of such Mortgage Loan or the interest therein of the Certificateholders, the Depositor shall cure such breach in all material respects.

(c) As promptly as practicable (and no later than 90 days) after the earlier of discovery by the Master Servicer or receipt of notice by the Master Servicer of the breach of any representation, warranty or covenant of the Master Servicer set forth in Section 2.04 which materially and adversely affects the value of any Mortgage Loan or the interests of the Certificateholders in any Mortgage Loan, the Master Servicer shall cure such breach in all material respects.

Within 90 days of the earlier of discovery by the Master Servicer or receipt of notice by the Master Servicer of the breach of any representation, warranty or covenant of the Master Servicer set forth in Section 2.04(a)(vii) or (viii) which materially and adversely affects the interests of the Holders of the Class P Certificates to any Prepayment Charge, the Master Servicer shall cure such breach in all material respects. If the representation made by the Master Servicer in its capacity as Seller in Section 2.04(a)(vii) is breached, the Master Servicer in its capacity as Seller shall pay into the Collection Account the amount of the scheduled Prepayment Charge, less any amount previously collected and deposited by, or paid by, the Master Servicer into the Collection Account; and if the covenant made by the Master Servicer in

Section 2.04(a)(viii) is breached, the Master Servicer shall pay into the Collection Account the amount of the waived Prepayment Charge.

(d) Any substitution of Qualified Substitute Mortgage Loans for Deleted Mortgage Loans made pursuant to Section 2.03(a) shall be effected prior to the date which is two years after the Startup Date for REMIC 1.

As to any Deleted Mortgage Loan for which the Seller substitutes a Qualified Substitute Mortgage Loan or Loans, such substitution shall be effected by the Seller delivering to the Trustee (or, with respect to the Mortgage Loans held by another Custodian, to such Custodian) on behalf of the Trustee, for such Qualified Substitute Mortgage Loan or Loans, the Mortgage Note, the Mortgage, the Assignment to the Trustee, and such other documents and agreements, with all necessary endorsements thereon, as are required by Section 2.01, together with an Officers' Certificate providing that each such Qualified Substitute Mortgage Loan satisfies the definition thereof and specifying the Substitution Shortfall Amounts (as described below), if any, in connection with such substitution. The Trustee shall acknowledge or with respect to the Mortgage Loans held by another Custodian such other Custodian shall acknowledge receipt for such Qualified Substitute Mortgage Loan or Loans and, within ten Business Days thereafter, review such documents as specified in Section 2.02 and deliver to the Depositor, the Master Servicer and the NIMS Insurer, with respect to such Qualified Substitute Mortgage Loan or Loans, a certification substantially in the form attached hereto as Exhibit F-1, with any applicable exceptions noted thereon. Within one year of the date of substitution, the Trustee shall deliver or with respect to the Mortgage Loans held by another Custodian, such other Custodian shall deliver to the Depositor, the Seller, the NIMS Insurer and the Master Servicer a certification substantially in the form of Exhibit F-2 hereto with respect to such Qualified Substitute Mortgage Loan or Loans, with any applicable exceptions noted thereon. Monthly Payments due with respect to Qualified Substitute Mortgage Loans in the month of substitution are not part of REMIC 1 and will be retained by the Seller. For the month of substitution, distributions to Certificateholders will reflect the Monthly Payment due on such Deleted Mortgage Loan on or before the Due Date in the month of substitution, and the Seller shall thereafter be entitled to retain all amounts subsequently received in respect of such Deleted Mortgage Loan. The Trustee shall give or cause to be given written notice to the NIMS Insurer and the Certificateholders that such substitution has taken place, and the Master Servicer shall amend or cause to be amended the Mortgage Loan Schedule and, if applicable, the Prepayment Charge Schedule to reflect the removal of such Deleted Mortgage Loan from the terms of this Agreement and the substitution of the Qualified Substitute Mortgage Loan or Loans and shall deliver a copy of such amended Mortgage Loan Schedule and, if applicable, the Prepayment Charge Schedule to the NIMS Insurer and the Trustee. Upon such substitution, such Qualified Substitute Mortgage Loan or Loans shall constitute part of the Mortgage Pool and shall be subject in all respects to the terms of this Agreement and the Mortgage Loan Purchase Agreement, including all applicable representations and warranties thereof included in the Mortgage Loan Purchase Agreement as of the date of substitution.

For any month in which the Seller substitutes one or more Qualified Substitute Mortgage Loans for one or more Deleted Mortgage Loans, the Master Servicer will determine the amounts (the "Substitution Shortfall Amounts"), if any, by which the aggregate Purchase Price of all such Deleted Mortgage Loans in Loan Group I or Loan Group II, respectively, exceeds the aggregate of the Stated Principal Balance of the Qualified Substitute Mortgage Loans that will become part

of Loan Group I or Loan Group II, respectively, as of the date of substitution, together with one month's interest on such Stated Principal Balance at the applicable Net Mortgage Rate, plus all outstanding Advances and Servicing Advances with respect to such Deleted Mortgage Loan. On the date of such substitution, the Seller will deliver or cause to be delivered to the Master Servicer for deposit in the Collection Account an amount equal to the sum of Substitution Shortfall Amounts, if any (which for federal income tax purposes will be treated as payment for the repurchase of that portion of the Deleted Mortgage Loans), and the Trustee, upon receipt of the related Qualified Substitute Mortgage Loan or Loans (or acknowledgement of such receipt by another Custodian) and certification by the Master Servicer of such deposit, shall release or, if such Mortgage File is held by another Custodian, such Custodian shall release to the Seller the related Mortgage File or Files and the Trustee shall execute and deliver or, if such Mortgage File is held by another Custodian, such Custodian shall execute and deliver such instruments of transfer or assignment, without recourse, as the Seller shall deliver to it or such Custodian, as applicable, and as shall be necessary to vest therein any Deleted Mortgage Loan released pursuant hereto.

In addition, the Master Servicer in its capacity as Seller shall obtain at its own expense and deliver to the NIMS Insurer and the Trustee an Opinion of Counsel to the effect that such substitution will not cause (a) any federal tax to be imposed on REMIC 1, created hereunder, including without limitation, any federal tax imposed on "prohibited transactions" under Section 860F(a)(1) of the Code or on contributions after the startup day under Section 860G(d)(1) of the Code, or (b) any Trust REMIC hereunder to fail to qualify as a REMIC at any time that any Certificate is outstanding.

(e) Upon discovery by the Depositor, the Seller, the Master Servicer or the Trustee that any Mortgage Loan does not constitute a "qualified mortgage" within the meaning of Section 860G(a)(3) of the Code, the party discovering such fact shall within two Business Days give written notice thereof to the other parties. In connection therewith, the Master Servicer in its capacity as Seller shall repurchase or, subject to the limitations set forth in Section 2.03(d), substitute one or more Qualified Substitute Mortgage Loans for the affected Mortgage Loan within 90 days of the earlier of discovery or receipt of such notice with respect to such affected Mortgage Loan. Any such repurchase or substitution shall be made in the same manner as set forth in Section 2.03(a). The Trustee shall reconvey to the Seller the Mortgage Loan to be released pursuant hereto in the same manner, and on the same terms and conditions, as it would a Mortgage Loan repurchased for breach of a representation or warranty.

Section 2.04 Representations, Warranties and Covenants of the Master Servicer.

(a) The Master Servicer hereby represents, warrants and covenants to the Trustee, for the benefit of the Trustee and the Certificateholders, and to the Depositor, that as of the Closing Date or as of such date specifically provided herein:

(i) The Master Servicer is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, is duly authorized and qualified to transact any and all business contemplated by this Agreement and has all licenses necessary to carry on its business as now being conducted and is licensed, qualified and in good standing in the states where the Mortgaged Properties are located if the laws of such state require licensing or

qualification in order to conduct business of the type conducted by the Master Servicer or to ensure the enforceability or validity of each Mortgage Loan and, in any event, is in compliance with the doing business laws of any such State, to the extent necessary to ensure its ability to enforce each Mortgage Loan and to service the Mortgage Loans in accordance with the terms of this Agreement;

(ii) The Master Servicer has the full power and authority to service each Mortgage Loan, to execute, deliver and perform, and to enter into and consummate the transactions contemplated by this Agreement and has duly authorized by all necessary action on the part of the Master Servicer the execution, delivery and performance of this Agreement; and this Agreement, assuming the due authorization, execution and delivery thereof by the Depositor and the Trustee, constitutes a legal, valid and binding obligation of the Master Servicer, enforceable against the Master Servicer in accordance with its terms, except to the extent that (a) the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, receivership and other similar laws relating to creditors' rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(iii) The execution and delivery of this Agreement by the Master Servicer, the servicing of the Mortgage Loans by the Master Servicer hereunder, the consummation by the Master Servicer of any other of the transactions herein contemplated, and the fulfillment of or compliance with the terms hereof are in the ordinary course of business of the Master Servicer and will not (A) result in a breach of any term or provision of the charter or by-laws of the Master Servicer or (B) conflict with, result in a breach, violation or acceleration of, or result in a default under, the terms of any other material agreement or instrument to which the Master Servicer is a party or by which it may be bound, or any statute, order or regulation applicable to the Master Servicer of any court, regulatory body, administrative agency or governmental body having jurisdiction over the Master Servicer; and the Master Servicer is not a party to, bound by, or in breach or violation of any indenture or other agreement or instrument, or subject to or in violation of any statute, order or regulation of any court, regulatory body, administrative agency or governmental body having jurisdiction over it, which materially and adversely affects or, to the Master Servicer's knowledge, would in the future materially and adversely affect, (x) the ability of the Master Servicer to perform its obligations under this Agreement or (y) the business, operations, financial condition, properties or assets of the Master Servicer taken as a whole;

(iv) The Master Servicer is an approved seller/servicer for Fannie Mae or Freddie Mac in good standing and is a HUD approved mortgagee pursuant to Section 203 and Section 211 of the National Housing Act;

(v) No litigation is pending against the Master Servicer that would materially and adversely affect the execution, delivery or enforceability of this Agreement or the ability of the Master Servicer to service the Mortgage Loans or

to perform any of its other obligations hereunder in accordance with the terms hereof;

(vi) No consent, approval, authorization or order of any court or governmental agency or body is required for the execution, delivery and performance by the Master Servicer of, or compliance by the Master Servicer with, this Agreement or the consummation by the Master Servicer of the transactions contemplated by this Agreement, except for such consents, approvals, authorizations or orders, if any, that have been obtained prior to the Closing Date;

(vii) The information set forth in the Prepayment Charge Schedule is complete, true and correct in all material respects at the date or dates respecting which such information is furnished and each Prepayment Charge is permissible and enforceable in accordance with its terms under applicable law upon the Mortgagor's voluntary principal prepayment (except to the extent that: (1) the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, receivership and other similar laws relating to creditors' rights generally; or (2) the collectability thereof may be limited due to acceleration in connection with a foreclosure or other involuntary prepayment); provided that the representation, warranty and covenant contained in this clause (vii) is made by the Master Servicer only in its capacity as Seller; and

(viii) The Master Servicer will not waive any Prepayment Charge or part of a Prepayment Charge unless such waiver is related to a default or a reasonably foreseeable default and would maximize recovery of total proceeds taking into account the value of such Prepayment Charge and related Mortgage Loan and doing so is standard and customary in servicing mortgage loans similar to the Mortgage Loans (including any waiver of a Prepayment Charge in connection with a refinancing of a Mortgage Loan that is related to a default or a reasonably foreseeable default).

(ix) For each Mortgage Loan, the Master Servicer will accurately, fully and in a timely manner report its borrower credit files to each of Equifax, Transunion, and Experian (the "Credit Repositories").

(b) It is understood and agreed that the representations, warranties and covenants set forth in this Section 2.04 shall survive delivery of the Mortgage Files to the Trustee or a Custodian, as the case may be, and shall inure to the benefit of the Trustee, the Depositor and the Certificateholders. Upon discovery by any of the Depositor, the Master Servicer or the Trustee of a breach of any of the foregoing representations, warranties and covenants which materially and adversely affects the value of any Mortgage Loan, Prepayment Charge or the interests therein of the Certificateholders, the party discovering such breach shall give prompt written notice (but in no event later than two Business Days following such discovery) to the other of such parties. The obligation of the Master Servicer set forth in Section 2.03(c) to cure breaches (or, in the case of (a)(vii) or (a)(viii) above, to pay a Master Servicer Prepayment Charge Payment Amount) shall constitute the sole remedy against the Master Servicer available to the Certificateholders, the Depositor, the NIMS Insurer or the Trustee on behalf of the Certificateholders respecting a breach of the representations, warranties

and covenants contained in this Section 2.04. The preceding sentence shall not, however, limit any remedies available to the Certificateholders, the Depositor, the NIMS Insurer or the Trustee on behalf of the Certificateholders, (i) pursuant to the Mortgage Loan Purchase Agreement signed by the Master Servicer in its capacity as Seller, respecting a breach of the representations, warranties and covenants of the Master Servicer in its capacity as Seller contained in the Mortgage Loan Purchase Agreement or (ii) pursuant to Section 7.01 hereof.

Section 2.05 Representations and Warranties of the Depositor.

The Depositor hereby represents, warrants and covenants to the Trustee, for the benefit of the Trustee and the Certificateholders, and to the Master Servicer, that as of the Closing Date or as of such date specifically provided herein:

(i) Each of this Agreement and the Mortgage Loan Purchase Agreement constitutes a legal, valid and binding obligation of the Depositor, enforceable against the Depositor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect affecting the enforcement of creditors' rights in general and except as such enforceability may be limited by general principles of equity (whether considered in a proceeding at law or in equity);

(ii) Immediately prior to the sale and assignment by the Depositor to the Trustee on behalf of the Trust of each Mortgage Loan, the Depositor had good and marketable title to each Mortgage Loan subject to no prior lien, claim, participation interest, mortgage, security interest, pledge, charge or other encumbrance or other interest of any nature. Immediately prior to the assignment of the Cap Agreement to the Trustee on behalf of the Trust, the Depositor had good title to, and was the sole legal and beneficial owner of, the Cap Agreement, free and clear of any pledge, lien, security interest, charge, claim, equity or encumbrance of any kind created by the Depositor, and has full right and authority, subject to no interest or participation of, or agreement with, any other party to sell and assign the same. Upon the delivery, transfer or assignment of the Cap Agreement to the Trustee on behalf of the Trust as contemplated herein, the Trustee on behalf of the Trust, will receive the Cap Agreement, free and clear of any pledge, lien, security interest, charge, claim, equity or encumbrance of any kind created by the Depositor;

(iii) As of the Closing Date, the Depositor has transferred all of its right, title interest in the Mortgage Loans and the Cap Agreement to the Trustee on behalf of the Trust;

(iv) The Depositor is solvent and will not be made insolvent by the transfer of the Mortgage Loans. The Depositor has not transferred the Mortgage Loans to the Trustee with any intent to hinder, delay or defraud any of its creditors;

(v) The Depositor has been duly incorporated and is validly existing as a corporation in good standing under the laws of Delaware, with full corporate power and authority to own its assets and conduct its business as presently being conducted;

(vi) The Depositor is not in violation of its articles of incorporation or by-laws or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which the Depositor is a party or by which it or its properties may be bound, which default might result in any material adverse changes in the financial condition, earnings, affairs or business of the Depositor or which might materially and adversely affect the properties or assets, taken as a whole, of the Depositor;

(vii) The execution, delivery and performance of this Agreement and the Mortgage Loan Purchase Agreement by the Depositor, and the consummation of the transactions contemplated hereby and thereby, do not and will not result in a material breach or violation of any of the terms or provisions of, or, to the knowledge of the Depositor, constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Depositor is a party or by which the Depositor is bound or to which any of the property or assets of the Depositor is subject, nor will such actions result in any violation of the provisions of the articles of incorporation or by-laws of the Depositor or, to the best of the Depositor's knowledge without independent investigation, any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Depositor or any of its properties or assets (except for such conflicts, breaches, violations and defaults as would not have a material adverse effect on the ability of the Depositor to perform its obligations under this Agreement or the Mortgage Loan Purchase Agreement);

(viii) To the best of the Depositor's knowledge without any independent investigation, no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body of the United States or any other jurisdiction is required for the issuance of the Certificates, or the consummation by the Depositor of the other transactions contemplated by this Agreement or the Mortgage Loan Purchase Agreement, except such consents, approvals, authorizations, registrations or qualifications as (a) may be required under State securities or blue sky laws, (b) have been previously obtained or (c) the failure of which to obtain would not have a material adverse effect on the performance by the Depositor of its obligations under, or the validity or enforceability of, this Agreement or the Mortgage Loan Purchase Agreement;

(ix) There are no actions, proceedings or investigations pending before or, to the Depositor's knowledge, threatened by any court, administrative agency or other tribunal to which the Depositor is a party or of which any of its properties is the subject: (a) which if determined adversely to the Depositor would have a material adverse effect on the business, results of operations or financial condition of the Depositor; (b) asserting the invalidity of this Agreement, the Mortgage

Loan Purchase Agreement or the Certificates; (c) seeking to prevent the issuance of the Certificates or the consummation by the Depositor of any of the transactions contemplated by this Agreement or the Mortgage Loan Purchase Agreement, as the case may be; or (d) which might materially and adversely affect the performance by the Depositor of its obligations under, or the validity or enforceability of, this Agreement or the Mortgage Loan Purchase Agreement; and

(x) The Depositor has the full power and authority to execute, deliver and perform, and to enter into and consummate the transactions contemplated by this Agreement and has duly authorized by all necessary action on the part of the Depositor the execution, delivery and performance of this Agreement and this Agreement, assuming the due authorization, execution and delivery thereof by the parties thereto other than the Depositor, constitutes a legal, valid and binding obligation of the Depositor, enforceable against the Depositor in accordance with its terms, except to the extent that (a) the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, receivership and other similar laws relating to creditors' rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 2.06 Issuance of Certificates.

The Trustee acknowledges the assignment to it of the Mortgage Loans and the delivery to it or a Custodian of the Mortgage Files, subject to the provisions of Sections 2.01 and 2.02, together with the assignment to it of all other assets included in the Trust Fund, receipt of which is hereby acknowledged. Concurrently with such assignment and delivery and in exchange therefor, the Trustee, pursuant to the written request of the Depositor executed by an officer of the Depositor, has executed, authenticated and delivered to or upon the written order of the Depositor, the Certificates in authorized denominations. The interests evidenced by the Certificates constitute the entire beneficial ownership interest in the Trust Fund.

Section 2.07 Reserved.

Section 2.08 Conveyance of REMIC Regular Interests and Acceptance of REMIC 1 by the Trustee; Issuance of Certificates.

(a) The Depositor, concurrently with the execution and delivery hereof, does hereby transfer, assign, set over and otherwise convey in trust to the Trustee without recourse all the right, title and interest of the Depositor in and to the REMIC 1 Regular Interests for the benefit of the holders of the Certificates (other than the Class C Certificates, the Class P Certificates, the Class R-CX Certificates and the Class R-PX Certificates), REMIC CX, as holder of the Class C Interest, and REMIC PX, as holder of the Class P Interest. The Trustee acknowledges receipt of the REMIC 1 Regular Interests (which are uncertificated) and declares that it holds and will hold the same in trust for the exclusive use and benefit of the holders of the Certificates (other than the Class C Certificates, the Class P Certificates, the Class R-CX Certificates and the Class R-PX Certificates), and REMIC CX, as holder of the Class C Interest, and REMIC PX, as holder of the Class P Interest. The interests evidenced by the Class R2

Interest, the Regular Certificates (other than the Class C Certificates and the Class P Certificates), and the REMIC 2 Regular Interests, constitute the entire beneficial ownership interest in REMIC 2.

(b) In exchange for the REMIC 1 Regular Interests and, concurrently with the assignment to the Trustee thereof, pursuant to the written request of the Depositor executed by an officer of the Depositor, the Trustee has executed, authenticated and delivered to or upon the order of the Depositor, the Regular Certificates (other than the Class C Certificates and the Class P Certificates) in authorized denominations evidencing (together with the Class R-2 Interest and the REMIC 2 Regular Interests) the entire beneficial ownership interest in REMIC 2.

(c) The Depositor, concurrently with the execution and delivery hereof, does hereby transfer, assign, set over and otherwise convey in trust to the Trustee without recourse all the right, title and interest of the Depositor in and to the Class C Interest for the benefit of the holders of the Class C Certificates and the Class R-CX Certificates. The Trustee acknowledges receipt of the Class C Interest and declares that it holds and will hold the same in trust for the exclusive use and benefit of the holders of the Class C Certificates and the Class R-CX Certificates. The interests evidenced by the Class C Certificates and the Class R-CX Certificates constitute the entire beneficial ownership interest in REMIC CX.

(d) In exchange for the Class C Interest and, concurrently with the assignment to the Trustee thereof, pursuant to the written request of the Depositor executed by an officer of the Depositor, the Trustee has executed, authenticated and delivered to or upon the order of the Depositor, the Class C Certificates in authorized denominations evidencing (together with the Class R-CX Interest) the entire beneficial ownership interest in REMIC CX.

(e) The Depositor, concurrently with the execution and delivery hereof, does hereby transfer, assign, set over and otherwise convey in trust to the Trustee without recourse all the right, title and interest of the Depositor in and to the Class P Interest for the benefit of the holders of the Class P Certificates and the Class R-PX Interest. The Trustee acknowledges receipt of the Class P Interest and declares that it holds and will hold the same in trust for the exclusive use and benefit of the holders of the Class P Certificates and the Class R-PX Certificates. The interests evidenced by the Class P Certificates and the Class R-PX Certificates constitute the entire beneficial ownership interest in REMIC PX.

(f) In exchange for the Class P Interest and, concurrently with the assignment to the Trustee thereof, pursuant to the written request of the Depositor executed by an officer of the Depositor, the Trustee has executed, authenticated and delivered to or upon the order of the Depositor, the Class P Certificates in authorized denominations evidencing (together with the Class R-PX Interest) the entire beneficial ownership interest in REMIC PX.

(g) Concurrently with (i) the assignment and delivery to the Trustee of REMIC 1 (including the Residual Interest therein represented by the Class R-1 Interest) and the acceptance by the Trustee thereof, pursuant to Section 2.01, Section 2.02 and Section 2.08(a), and (ii) the assignment and delivery to the Trustee of REMIC 2 (including the Residual Interest therein represented by the Class R-2 Interest) and the acceptance by the Trustee thereof, pursuant to Section 2.08(c) and Section 2.08(e), the Trustee, pursuant to the written request of the Depositor executed by an officer of the Depositor, has executed, authenticated and delivered to

or upon the order of the Depositor, the Class R Certificates in authorized denominations evidencing the Class R-1 Interest and the Class R-2 Interest, the Class R-CX Certificates evidencing the Class R-CX Interest and the Class R-PX Certificates evidencing the Class R-PX Interest.

ARTICLE III

ADMINISTRATION AND SERVICING OF THE MORTGAGE LOANS

Section 3.01 Master Servicer to Act as Master Servicer.

The Master Servicer shall service and administer the Mortgage Loans on behalf of the Trustee and in the best interests of and for the benefit of the Certificateholders (as determined by the Master Servicer in its reasonable judgment) in accordance with the terms of this Agreement and the respective Mortgage Loans and, to the extent consistent with such terms, in the same manner in which it services and administers similar mortgage loans for its own portfolio, giving due consideration to customary and usual standards of practice of mortgage lenders and loan servicers administering similar mortgage loans in the local areas where the related Mortgaged Property is located but without regard to:

(i) any relationship that the Master Servicer, any Sub-Servicer or any Affiliate of the Master Servicer or any Sub-Servicer may have with the related Mortgagor;

(ii) the ownership or non-ownership of any Certificate by the Master Servicer or any Affiliate of the Master Servicer;

(iii) the Master Servicer's obligation to make Advances or Servicing Advances; or

(iv) the Master Servicer's or any Sub-Servicer's right to receive compensation for its services hereunder or with respect to any particular transaction.

To the extent consistent with the foregoing, the Master Servicer shall seek to maximize the timely and complete recovery of principal and interest on the Mortgage Notes. Subject only to the above-described servicing standards and the terms of this Agreement and of the respective Mortgage Loans, the Master Servicer shall have full power and authority, acting alone or through Sub-Servicers as provided in Section3.02, to do or cause to be done any and all things in connection with such servicing and administration in accordance with policies and procedures generally accepted in the mortgage banking industry. Without limiting the generality of the foregoing, the Master Servicer in its own name or in the name of a Sub-Servicer is hereby authorized and empowered by the Trustee when the Master Servicer believes it appropriate in its best judgment in accordance with the servicing standards set forth above, to execute and deliver, on behalf of the Certificateholders and the Trustee, and upon notice to the Trustee, any and all instruments of satisfaction or cancellation, or of partial or full release or discharge, and all other comparable instruments, with respect to the Mortgage Loans and the Mortgaged Properties and

to institute foreclosure proceedings or obtain a deed-in-lieu of foreclosure so as to convert the ownership of such properties, and to hold or cause to be held title to such properties, on behalf of the Trustee and Certificateholders. The Master Servicer shall service and administer the Mortgage Loans in accordance with applicable state and federal law and shall provide to the Mortgagors any reports required to be provided to them thereby. The Master Servicer shall also comply in the performance of this Agreement with all reasonable rules and requirements of each insurer under any standard hazard insurance policy. Subject to Section 3.17, the Trustee, shall execute, at the written direction of the Master Servicer, and furnish to the Master Servicer and any Sub-Servicer such documents as are necessary or appropriate to enable the Master Servicer or any Sub-Servicer to carry out their servicing and administrative duties hereunder, and the Trustee hereby grants to the Master Servicer and each Sub-Servicer a power of attorney to carry out such duties including a power of attorney to take title to Mortgaged Properties after foreclosure on behalf of the Trustee and the Certificateholders. The Trustee, at the direction of the Master Servicer, shall execute a separate power of attorney in favor of (and furnish such power of attorney to) the Master Servicer and/or each Sub-Servicer for the purposes described herein to the extent necessary or desirable to enable the Master Servicer to perform its duties hereunder. The Trustee shall not be liable for the actions of the Master Servicer or any Sub-Servicers under such powers of attorney.

Subject to Section 3.09 hereof, in accordance with the standards of the preceding paragraph, the Master Servicer shall advance or cause to be advanced funds as necessary for the purpose of effecting the timely payment of taxes and assessments on the Mortgaged Properties, which advances shall be Servicing Advances reimbursable in the first instance from collections on the related Mortgage Loans from the Mortgagors pursuant to Section 3.09, and further as provided in Section 3.11. Any cost incurred by the Master Servicer or by Sub-Servicers in effecting the timely payment of taxes and assessments on a Mortgaged Property shall not, for the purpose of calculating distributions to Certificateholders, be added to the unpaid principal balance of the related Mortgage Loan, notwithstanding that the terms of such Mortgage Loan so permit.

Notwithstanding anything in this Agreement to the contrary, the Master Servicer may not make any future advances with respect to a Mortgage Loan (except as provided in Section 4.04) and the Master Servicer shall not (i) permit any modification with respect to any Mortgage Loan that would change the Mortgage Rate, reduce or increase the principal balance (except for reductions resulting from actual payments of principal) or change the final maturity date on such Mortgage Loan (unless, as provided in Section 3.07, the Mortgagor is in default with respect to the Mortgage Loan or such default is, in the judgment of the Master Servicer, reasonably foreseeable) or (ii) permit any modification, waiver or amendment of any term of any Mortgage Loan that would both (A) effect an exchange or reissuance of such Mortgage Loan under Section 1001 of the Code (or final, temporary or proposed Treasury regulations promulgated thereunder) and (B) cause any Trust REMIC to fail to qualify as a REMIC under the Code or the imposition of any tax on "prohibited transactions" or contributions after the startup day under the REMIC Provisions.

The Master Servicer may delegate its responsibilities under this Agreement; provided, however, that no such delegation shall release the Master Servicer from the responsibilities or liabilities arising under this Agreement.

For each Mortgage Loan, the Master Servicer will accurately and fully report its borrower credit files to each of the Credit Repositories in a timely manner.

Section 3.02 Sub-Servicing Agreements Between the Master Servicer and Sub-Servicers.

(a) The Master Servicer may enter into Sub-Servicing Agreements provided (i) that such agreements would not result in a withdrawal or a downgrading by any Rating Agency of the ratings on any Class of Certificates, any of the Other NIM Notes or any of the Insured NIM Notes (without giving effect to any insurance policy issued by the NIMS Insurer), as evidenced by a letter to that effect delivered by each Rating Agency to the Depositor and the NIMS Insurer and (ii) that, except in the case of any Sub-Servicing Agreements the Master Servicer may enter into with Washington Mutual, Inc. or any Affiliate thereof, the NIMS Insurer shall have consented to such Sub-Servicing Agreements (which consent shall not be unreasonably withheld) with Sub-Servicers, for the servicing and administration of the Mortgage Loans. That certain Subservicing Agreement by and between the Master Servicer and Washington Mutual Bank, FA dated April 9, 2001 is hereby acknowledged as being permitted under this Agreement and meeting the requirements applicable to Sub-Servicing Agreements set forth in this Agreement. The Trustee is hereby authorized to acknowledge, at the request of the Master Servicer, any Sub-Servicing Agreement that meets the requirements applicable to Sub-Servicing Agreements set forth in this Agreement and that is otherwise permitted under this Agreement.

Each Sub-Servicer shall be (i) authorized to transact business in the state or states in which the related Mortgaged Properties it is to service are situated, if and to the extent required by applicable law to enable the Sub-Servicer to perform its obligations hereunder and under the Sub-Servicing Agreement, (ii) an institution approved as a mortgage loan originator by the Federal Housing Administration or an institution the deposit accounts in which are insured by the FDIC and (iii) a Fannie Mae approved mortgage servicer. Each Sub-Servicing Agreement must impose on the Sub-Servicer requirements conforming to the provisions set forth in Section 3.08. The Master Servicer will examine each Sub-Servicing Agreement and will be familiar with the terms thereof. The terms of any Sub-Servicing Agreement will not be inconsistent with any of the provisions of this Agreement. The Master Servicer and the Sub-Servicers may enter into and make amendments to the Sub-Servicing Agreements or enter into different forms of Sub-Servicing Agreements; provided, however, that any such amendments or different forms shall be consistent with and not violate the provisions of this Agreement, and that no such amendment or different form shall be made or entered into which could be reasonably expected to be materially adverse to the interests of the Certificateholders, without the consent of the Holders of Certificates entitled to at least 66% of the Voting Rights. Any variation without the consent of the Holders of Certificates entitled to at least 66% of the Voting Rights from the provisions set forth in Section 3.08 relating to insurance or priority requirements of Sub-Servicing Accounts, or credits and charges to the Sub-Servicing Accounts or the timing and amount of remittances by the Sub-Servicers to the Master Servicer, are conclusively deemed to be inconsistent with this Agreement and therefore prohibited. The Master Servicer shall deliver to the NIMS Insurer and the Trustee copies of all Sub-Servicing Agreements, and any amendments or modifications thereof, promptly upon the Master Servicer's execution and delivery of such instruments.

(b) As part of its servicing activities hereunder, the Master Servicer (except as otherwise provided in the last sentence of this paragraph), for the benefit of the Trustee and the Certificateholders, shall enforce the obligations of each Sub-Servicer under the related Sub-Servicing Agreement and, subject to the last sentence of this paragraph, of the Seller under the Mortgage Loan Purchase Agreement including, without limitation, any obligation to make advances in respect of delinquent payments as required by a Sub-Servicing Agreement, or to purchase or otherwise remedy as contemplated herein a Mortgage Loan on account of missing or defective documentation or on account of a breach of a representation, warranty or covenant, as described in Section 2.03(a). Such enforcement, including, without limitation, the legal prosecution of claims, termination of Sub-Servicing Agreements, and the pursuit of other appropriate remedies, shall be in such form and carried out to such an extent and at such time as the Master Servicer, in its good faith business judgment, would require were it the owner of the related Mortgage Loans. The Master Servicer shall pay the costs of such enforcement at its own expense, and shall be reimbursed therefor only (i) from a general recovery resulting from such enforcement, to the extent, if any, that such recovery exceeds all amounts due in respect of the related Mortgage Loans or (ii) from a specific recovery of costs, expenses or attorneys' fees against the party against whom such enforcement is directed. Enforcement of the Mortgage Loan Purchase Agreement against the Seller shall be effected by the Master Servicer to the extent it is not the Seller, and otherwise by the Trustee, in accordance with the foregoing provisions of this paragraph.

Section 3.03 Successor Sub-Servicers.

The Master Servicer, with the written consent of the NIMS Insurer, shall be entitled to terminate any Sub-Servicing Agreement and the rights and obligations of any Sub-Servicer pursuant to any Sub-Servicing Agreement in accordance with the terms and conditions of such Sub-Servicing Agreement. In the event of termination of any Sub-Servicer, all servicing obligations of such Sub-Servicer shall be assumed simultaneously by the Master Servicer without any act or deed on the part of such Sub-Servicer or the Master Servicer, and the Master Servicer either shall service directly the related Mortgage Loans or shall enter into a Sub-Servicing Agreement with a successor Sub-Servicer which qualifies under Section 3.02.

Any Sub-Servicing Agreement shall include the provision that such agreement may be immediately terminated by the Trustee without fee, in accordance with the terms of this Agreement, and the Trustee shall so terminate such Sub-Servicing Agreement at the direction of the NIMS Insurer in the event that the Master Servicer (or the Trustee, if then acting as Master Servicer) shall, for any reason, no longer be the Master Servicer (including termination due to a Master Servicer Event of Default).

Section 3.04 Liability of the Master Servicer.

Notwithstanding any Sub-Servicing Agreement, any of the provisions of this Agreement relating to agreements or arrangements between the Master Servicer and a Sub-Servicer or reference to actions taken through a Sub-Servicer or otherwise, the Master Servicer shall remain obligated and primarily liable to the Trustee and the Certificateholders for the servicing and administering of the Mortgage Loans in accordance with the provisions of Section 3.01 without diminution of such obligation or liability by virtue of such Sub-Servicing Agreements or arrangements or by virtue of indemnification from the Sub-Servicer and to the same extent and

under the same terms and conditions as if the Master Servicer alone were servicing and administering the Mortgage Loans. The Master Servicer shall be entitled to enter into any agreement with a Sub-Servicer for indemnification of the Master Servicer by such Sub-Servicer and nothing contained in this Agreement shall be deemed to limit or modify such indemnification and no such indemnification shall be an expense of the Trust.

Section 3.05 No Contractual Relationship Between Sub-Servicers and the NIMS Insurer, the Trustee or Certificateholders.

Any Sub-Servicing Agreement that may be entered into and any transactions or services relating to the Mortgage Loans involving a Sub-Servicer in its capacity as such shall be deemed to be between the Sub-Servicer and the Master Servicer alone, and the Trustee, the NIMS Insurer and the Certificateholders shall not be deemed parties thereto and shall have no claims, rights, obligations, duties or liabilities with respect to the Sub-Servicer except as set forth in Section 3.06. The Master Servicer shall be solely liable for all fees owed by it to any Sub-Servicer, irrespective of whether the Master Servicer's compensation pursuant to this Agreement is sufficient to pay such fees and such fees shall not be an expense of the Trust.

Section 3.06 Assumption or Termination of Sub-Servicing Agreements by Trustee.

In the event the Master Servicer shall for any reason no longer be the master servicer (including by reason of the occurrence of a Master Servicer Event of Default), the Trustee or its designee shall thereupon assume all of the rights and obligations of the Master Servicer under each Sub-Servicing Agreement that the Master Servicer may have entered into, unless the Trustee elects to terminate any Sub-Servicing Agreement in accordance with its terms as provided in Section 3.03. Upon such assumption, the Trustee, its designee or the successor servicer for the Trustee appointed pursuant to Section 7.02 shall be deemed, subject to Section 3.03, to have assumed all of the Master Servicer's interest therein and to have replaced the Master Servicer as a party to each Sub-Servicing Agreement to the same extent as if each Sub-Servicing Agreement had been assigned to the assuming party, except that (i) the Master Servicer shall not thereby be relieved of any liability or obligations under any Sub-Servicing Agreement that arose before it ceased to be the Master Servicer and (ii) none of the Trustee, its designee or any successor Master Servicer shall be deemed to have assumed any liability or obligation of the Master Servicer that arose before it ceased to be the Master Servicer.

The Master Servicer at its own expense and without reimbursement shall, upon request of the Trustee, deliver to the assuming party all documents and records relating to each Sub-Servicing Agreement and the Mortgage Loans then being serviced and an accounting of amounts collected and held by or on behalf of it, and otherwise use its best efforts to effect the orderly and efficient transfer of the Sub-Servicing Agreements to the assuming party.

Section 3.07 Collection of Certain Mortgage Loan Payments.

The Master Servicer shall make reasonable efforts to collect all payments called for under the terms and provisions of the Mortgage Loans, and shall, to the extent such procedures shall be consistent with this Agreement and the terms and provisions of any applicable insurance policies, follow such collection procedures as it would follow with respect to mortgage loans comparable to the Mortgage Loans and held for its own account. Consistent with the foregoing, the Master

Servicer may in its discretion (i) waive any late payment charge or, if applicable, any penalty interest, or (ii) extend the due dates for the Monthly Payments due on a Mortgage Note for a period of not greater than 180 days; provided that any extension pursuant to this clause (ii) shall not affect the amortization schedule of any Mortgage Loan for purposes of any computation hereunder, except as provided below. In the event of any such arrangement pursuant to clause (ii) above, the Master Servicer shall make timely advances on such Mortgage Loan during such extension pursuant to Section 4.04 and in accordance with the amortization schedule of such Mortgage Loan without modification thereof by reason of such arrangements, subject to Section 4.04(d) pursuant to which the Master Servicer shall not be required to make any such advances that are Nonrecoverable Advances. Notwithstanding the foregoing, in the event that any Mortgage Loan is in default or, in the judgment of the Master Servicer, such default is reasonably foreseeable, the Master Servicer, consistent with the standards set forth in Section 3.01, may also waive, modify or vary any term of such Mortgage Loan (including modifications that would change the Mortgage Rate, forgive the payment of principal or interest or extend the final maturity date of such Mortgage Loan, accept payment from the related Mortgagor of an amount less than the Stated Principal Balance in final satisfaction of such Mortgage Loan (such payment, a "Short Pay-off") or consent to the postponement of strict compliance with any such term or otherwise grant indulgence to any Mortgagor; provided, that in the judgment of the Master Servicer, any such modification, waiver or amendment could reasonably be expected to result in collections and other recoveries in respect of such Mortgage Loans in excess of Net Liquidation Proceeds that would be recovered upon the foreclosure of, or other realization upon, such Mortgage Loan and provided further, that the NIMS Insurer's prior written consent shall be required for any modification, waiver or amendment if the aggregate number of outstanding Mortgage Loans which have been modified, waived or amended exceeds 5% of the number of Closing Date Mortgage Loans as of the Cut-off Date.

Section 3.08 Sub-Servicing Accounts.

In those cases where a Sub-Servicer is servicing a Mortgage Loan pursuant to a Sub-Servicing Agreement, the Sub-Servicer shall be required to establish and maintain one or more accounts (collectively, the "Sub-Servicing Account"). The Sub-Servicing Account shall be an Eligible Account and shall be entitled "Deutsche Bank National Trust Company, as Trustee, in trust for registered Holders of Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4. The Sub-Servicer shall be required to deposit in the clearing account (which account must be an Eligible Account) in which it customarily deposits payments and collections on mortgage loans in connection with its mortgage loan servicing activities on a daily basis, and in no event more than one Business Day after the Sub-Servicer's receipt thereof, all proceeds of Mortgage Loans received by the Sub-Servicer less its servicing compensation to the extent permitted by the Sub-Servicing Agreement, and shall thereafter deposit such amounts in the Sub-Servicing Account, in no event more than two Business Days after the deposit of such funds into the clearing account. The Sub-Servicer shall thereafter be required to deposit such proceeds in the Collection Account or remit such proceeds to the Master Servicer for deposit in the Collection Account not later than two Business Days after the deposit of such amounts in the Sub-Servicing Account. For purposes of this Agreement, the Master Servicer shall be deemed to have received payments on the Mortgage Loans when the Sub-Servicer receives such payments.

Section 3.09 Collection of Taxes, Assessments and Similar Items; Servicing Accounts.

The Master Servicer shall establish and maintain, or cause to be established and maintained, one or more accounts (the "Servicing Accounts"). Servicing Accounts shall be Eligible Accounts. The Master Servicer shall deposit in the clearing account (which account must be an Eligible Account) in which it customarily deposits payments and collections on mortgage loans in connection with its mortgage loan servicing activities on a daily basis, and in no event more than one Business Day after the Master Servicer's receipt thereof, all collections from the Mortgagors (or related advances from Sub-Servicers) for the payment of taxes, assessments, hazard insurance premiums and comparable items for the account of the Mortgagors ("Escrow Payments") collected on account of the Mortgage Loans and shall thereafter deposit such Escrow Payments in the Servicing Accounts, in no event more than two Business Days after the deposit of such funds in the clearing account, for the purpose of effecting the payment of any such items as required under the terms of this Agreement. Withdrawals of amounts from a Servicing Account may be made only to (i) effect payment of taxes, assessments, hazard insurance premiums, and comparable items; (ii) reimburse the Master Servicer (or a Sub-Servicer to the extent provided in the related Sub-Servicing Agreement) out of related collections for any advances made pursuant to Section 3.01 (with respect to taxes and assessments) and Section 3.14 (with respect to hazard insurance); (iii) refund to Mortgagors any sums as may be determined to be overages; (iv) pay interest, if required and as described below, to Mortgagors on balances in the Servicing Account; (v) clear and terminate the Servicing Account upon the termination of the Master Servicer's obligations and responsibilities in respect of the Mortgage Loans under this Agreement in accordance with Article IX or (vi) recover amounts deposited in error. As part of its servicing duties, the Master Servicer or Sub-Servicers shall pay to the Mortgagors interest on funds in Servicing Accounts, to the extent required by law and, to the extent that interest earned on funds in the Servicing Accounts is insufficient, to pay such interest from its or their own funds, without any reimbursement therefor. To the extent that a Mortgage does not provide for Escrow Payments, the Master Servicer shall determine whether any such payments are made by the Mortgagor in a manner and at a time that avoids the loss of the Mortgaged Property due to a tax sale or the foreclosure of a tax lien. The Master Servicer assumes full responsibility for the payment of all such bills within such time and shall effect payments of all such bills irrespective of the Mortgagor's faithful performance in the payment of same or the making of the Escrow Payments and shall make advances fom its own funds to effect such payments; provided, however, that such advances shall constitute Servicing Advances.

Section 3.10 Collection Account and Distribution Account.

(a) On behalf of the Trust Fund, the Master Servicer shall establish and maintain, or cause to be established and maintained, one or more accounts (such account or accounts, the "Collection Account"), held in trust for the benefit of the Trustee and the Certificateholders. On behalf of the Trust Fund, the Master Servicer shall deposit or cause to be deposited in the clearing account (which account must be an Eligible Account) in which it customarily deposits payments and collections on mortgage loans in connection with its mortgage loan servicing activities on a daily basis, and in no event more than one Business Day after the Master Servicer's receipt thereof, and shall thereafter deposit in the Collection Account, in no event more than two Business Days after the deposit of such funds into the clearing account, as and when received or as otherwise required hereunder, the following payments and

collections received or made by it subsequent to the Cut-off Date (other than in respect of principal or interest on the related Mortgage Loans due on or before the Cut-off Date or payments (other than Principal Prepayments) received by it on or prior to the Cut-off Date but allocable to a Due Period subsequent thereto):

(i) all payments on account of principal, including Principal Prepayments, on the Mortgage Loans;

(ii) all payments on account of interest (net of the related Servicing Fee) on each Mortgage Loan;

(iii) all Insurance Proceeds and Liquidation Proceeds (other than proceeds collected in respect of any particular REO Property and amounts paid by the Master Servicer in connection with a purchase of Mortgage Loans and REO Properties pursuant to Section 9.01);

(iv) any amounts required to be deposited pursuant to Section 3.12 in connection with any losses realized on Permitted Investments with respect to funds held in the Collection Account;

(v) any amounts required to be deposited by the Master Servicer pursuant to the second paragraph of Section 3.14(a) in respect of any blanket policy deductibles;

(vi) all proceeds of any Mortgage Loan repurchased or purchased in accordance with Section 2.03, Section 3.16 or Section 9.01 and all Master Servicer Prepayment Charge Payment Amounts required to be deposited in the Collection Account pursuant to Section 2.03;

(vii) all Substitution Shortfall Amounts;

(viii) all Prepayment Charges collected by the Master Servicer; and

(ix) without duplication, all payments of claims received by the Master Servicer under the PMI Policy.

For purposes of the immediately preceding sentence, the Cut-off Date with respect to any Qualified Substitute Mortgage Loan shall be deemed to be the date of substitution.

The foregoing requirements for deposit in the Collection Accounts shall be exclusive, it being understood and agreed that, without limiting the generality of the foregoing, payments in the nature of late payment charges, NSF fees, reconveyance fees, assumption fees and other similar fees and charges (other than Prepayment Charges) need not be deposited by the Master Servicer in the Collection Account and shall, upon collection, belong to the Master Servicer as additional compensation for its servicing activities. In the event the Master Servicer shall deposit in the Collection Account any amount not required to be deposited therein, it may at any time withdraw such amount from the Collection Account, any provision herein to the contrary notwithstanding.

(b) On behalf of the Trust Fund, the Trustee shall establish and maintain one or more accounts (such account or accounts, the "Distribution Account"), held in trust for the benefit of the Trustee and the Certificateholders. On behalf of the Trust Fund, the Master Servicer shall deliver to the Trustee in immediately available funds for deposit in the Distribution Account on or before 3:00 p.m. New York time (i) on the Master Servicer Remittance Date, that portion of the Available Funds (calculated without regard to the references in the definition thereof to amounts that may be withdrawn from the Distribution Account) for the related Distribution Date then on deposit in the Collection Account, the amount of all Prepayment Charges on the Prepayment Charge Schedule collected by the Master Servicer in connection with any of the Mortgage Loans and any Master Servicer Prepayment Charge Payment Amounts then on deposit in the Collection Account and the amount of any funds reimbursable to an Advancing Person pursuant to Section 3.27 and (ii) on each Business Day as of the commencement of which the balance on deposit in the Collection Account exceeds $75,000 following any withdrawals pursuant to the next succeeding sentence, the amount of such excess, but only if the Collection Account constitutes an Eligible Account solely pursuant to clause (ii) of the definition of "Eligible Account." If the balance on deposit in the Collection Account exceeds $75,000 as of the commencement of business on any Business Day and the Collection Account constitutes an Eligible Account solely pursuant to clause (ii) of the definition of "Eligible Account," the Master Servicer shall, on or before 3:00 p.m. New York time on such Business Day, withdraw from the Collection Account any and all amounts payable or reimbursable to the Depositor, the Master Servicer, the Trustee, the Seller or any Sub-Servicer pursuant to Section 3.11 and shall pay such amounts to the Persons entitled thereto.

(c) Funds in the Collection Account and the Distribution Account may be invested in Permitted Investments in accordance with the provisions set forth in Section 3.12. The Master Servicer shall give notice to the Trustee, the NIMS Insurer, the Depositor and the Rating Agencies of the location of the Collection Account maintained by it when established and prior to any change thereof. The Trustee shall give notice to the Master Servicer, the NIMS Insurer, the Depositor and the Rating Agencies of the location of the Distribution Account when established and prior to any change thereof.

(d) Funds held in the Collection Account at any time may be delivered by the Master Servicer to the Trustee for deposit in an account (which may be the Distribution Account and must satisfy the standards for the Distribution Account as set forth in the definition thereof) and for all purposes of this Agreement shall be deemed to be a part of the Collection Account; provided, however, that the Trustee shall have the sole authority to withdraw any funds held pursuant to this subsection (d). In the event the Master Servicer shall deliver to the Trustee for deposit in the Distribution Account any amount not required to be deposited therein, it may at any time request that the Trustee withdraw, and the Trustee shall withdraw, such amount from the Distribution Account and remit to the Master Servicer any such amount, any provision herein to the contrary notwithstanding. In addition, the Master Servicer shall deliver to the Trustee from time to time for deposit, and the Trustee shall so deposit, in the Distribution Account:

(i) any Advances, as required pursuant to Section 4.04, unless delivered directly to the Trustee by an Advancing Person;

(ii) any amounts required to be deposited pursuant to Section 3.23(d) or (f) in connection with any REO Property;

(iii) any amounts to be paid by the Master Servicer in connection with a purchase of Mortgage Loans and REO Properties pursuant to Section 9.01;

(iv) any amounts required to be deposited pursuant to Section 3.24 in connection with any Prepayment Interest Shortfalls; and

(v) any Stayed Funds, as soon as permitted by the federal bankruptcy court having jurisdiction in such matters.

(e) Promptly upon receipt of any Stayed Funds, whether from the Master Servicer, a trustee in bankruptcy, federal bankruptcy court or other source, the Trustee shall deposit such funds in the Distribution Account, subject to withdrawal thereof pursuant to Section 7.02(b) or as otherwise permitted hereunder.

Section 3.11 Withdrawals from the Collection Account and Distribution Account.

(a) The Master Servicer shall, from time to time, make withdrawals from the Collection Account, for any of the following purposes or as described in Section 4.04, without priority:

(i) to remit to the Trustee for deposit in the Distribution Account the amounts required to be so remitted pursuant to Section 3.10(b) or permitted to be so remitted pursuant to the first sentence of Section 3.10(d);

(ii) subject to Section 3.16(d), to reimburse the Master Servicer for Advances, but only to the extent of amounts received which represent Late Collections (net of the related Servicing Fees) of Monthly Payments on the related Mortgage Loans in accordance with the provisions of Section 4.04;

(iii) subject to Section 3.16(d), to pay the Master Servicer or any Sub-Servicer (a) any unpaid Servicing Fees or (b) any unreimbursed Servicing Advances with respect to each Mortgage Loan, but only to the extent of any Late Collections, Liquidation Proceeds, Insurance Proceeds or other amounts as may be collected by the Master Servicer from a Mortgagor, or otherwise received with respect to such Mortgage Loan;

(iv) to pay to the Master Servicer as servicing compensation (in addition to the Servicing Fee) on the Master Servicer Remittance Date any interest or investment income earned on funds deposited in the Collection Account;

(v) to pay to the Master Servicer or the Seller, as the case may be, with respect to each Mortgage Loan that has previously been purchased or replaced pursuant to Section 2.03 or Section 3.16(c) all amounts received thereon subsequent to the date of purchase or substitution, as the case may be;

(vi) to reimburse the Master Servicer for any Advance or Servicing Advance previously made which the Master Servicer has determined to be a Nonrecoverable Advance in accordance with the provisions of Section 4.04;

(vii) to reimburse the Master Servicer or the Depositor for expenses incurred by or reimbursable to the Master Servicer or the Depositor, as the case may be, pursuant to Section 6.03;

(viii) to reimburse the NIMS Insurer, the Master Servicer or the Trustee, as the case may be, for enforcement expenses reasonably incurred in respect of the breach or defect giving rise to the purchase obligation under Section 2.03 of this Agreement that were included in the Purchase Price of the Mortgage Loan, including any expenses arising out of the enforcement of the purchase obligation; provided, however, that the reimbursement to the NIMS Insurer pursuant to this clause shall be limited to an annual amount of $25,000;

(ix) to pay, or to reimburse the Master Servicer for advances in respect of, expenses incurred in connection with any Mortgage Loan pursuant to Section 3.16(b); and

(x) to clear and terminate the Collection Account pursuant to Section 9.01.

The Master Servicer shall keep and maintain separate accounting, on an individual Mortgage Loan basis, for the purpose of justifying any withdrawal from the Collection Account, to the extent held by or on behalf of it, pursuant to subclauses (ii), (iii), (v), (vi), (viii) and (ix) above. The Master Servicer shall provide written notification to the Trustee and the NIMS Insurer, on or prior to the next succeeding Master Servicer Remittance Date, upon making any withdrawals from the Collection Account pursuant to subclause (vii) above.

(b) The Trustee shall, from time to time, make withdrawals from the Distribution Account, for any of the following purposes, without priority:

(i) to make distributions to Certificateholders in accordance with Section 4.01;

(ii) to pay to itself amounts to which it is entitled pursuant to Section 8.05 or to pay any other Extraordinary Trust Fund Expenses;

(iii) to pay to itself any interest income earned on funds deposited in the Distribution Account pursuant to Section 3.12(c);

(iv) to reimburse itself pursuant to Section 7.02 or pursuant to Section 7.01 to the extent such amounts in Section 7.01 were not reimbursed by the Master Servicer;

(v) to pay any amounts in respect of taxes pursuant to Section 10.01(g);

(vi) to remit to the Master Servicer any amount deposited in the Distribution Account by the Master Servicer but not required to be deposited therein in accordance with Section 3.10(d);

(vii) to pay to an Advancing Person reimbursements for Advances and/or Servicing Advances pursuant to Section 3.27;

(viii) to clear and terminate the Distribution Account pursuant to Section 9.01;

(ix) to pay the PMI Insurer the PMI Insurer Fee based on information received from the Master Servicer; and

(x) to pay itself the Trustee Fees.

Section 3.12 Investment of Funds in the Collection Account and the Distribution Account.

(a) The Master Servicer may direct any depository institution maintaining the Collection Account and any REO Account (for purposes of this Section 3.12, an "Investment Account"), and the Trustee, in its individual capacity, may direct any depository institution maintaining the Distribution Account (for purposes of this Section 3.12, the Distribution Account is also an "Investment Account"), to invest the funds in such Investment Account in one or more Permitted Investments bearing interest or sold at a discount, and maturing, unless payable on demand, (i) no later than the Business Day immediately preceding the date on which such funds are required to be withdrawn from such account pursuant to this Agreement, if a Person other than the Trustee is the obligor thereon and (ii) no later than the date on which such funds are required to be withdrawn from such account pursuant to this Agreement, if the Trustee is the obligor thereon. All such Permitted Investments shall be held to maturity, unless payable on demand. Any investment of funds in an Investment Account shall be made in the name of the Trustee (in its capacity as such), or in the name of a nominee of the Trustee. The Trustee shall be entitled to sole possession (except with respect to investment direction of funds held in the Collection Account and any REO Account and any income and gain realized thereon) over each such investment, and any certificate or other instrument evidencing any such investment shall be delivered directly to the Trustee or its agent, together with any document of transfer necessary to transfer title to such investment to the Trustee or its nominee. In the event amounts on deposit in an Investment Account are at any time invested in a Permitted Investment payable on demand, the Trustee shall:

(x) consistent with any notice required to be given thereunder, demand that payment thereon be made on the last day such Permitted Investment may otherwise mature hereunder in an amount equal to the lesser of (1) all amounts then payable thereunder and (2) the amount required to be withdrawn on such date; and

(y) demand payment of all amounts due thereunder promptly upon actual notice by a Responsible Officer of the Trustee that such Permitted Investment would not constitute a Permitted Investment in respect of funds thereafter on deposit in the Investment Account.

(b) All income and gain realized from the investment of funds deposited in the Collection Account and any REO Account held by or on behalf of the Master Servicer shall be for the benefit of the Master Servicer and shall be subject to its withdrawal in accordance with Section 3.11 or Section 3.23, as applicable. The Master Servicer shall deposit in the Collection Account or any REO Account, as applicable, from its own funds, the amount of any loss of principal incurred in respect of any such Permitted Investment made with funds in such accounts immediately upon realization of such loss.

(c) All income and gain realized from the investment of funds deposited in the Distribution Account held by or on behalf of the Trustee shall be for the benefit of the Trustee and shall be subject to its withdrawal at any time. The Trustee shall deposit in the Distribution Account, from its own funds, the amount of any loss of principal incurred in respect of any such Permitted Investment made with funds in such accounts immediately upon realization of such loss.

(d) Except as otherwise expressly provided in this Agreement, if any default occurs in the making of a payment due under any Permitted Investment, or if a default occurs in any other performance required under any Permitted Investment, the Trustee may, and subject to Section 8.01 and Section 8.02(v), upon the request of the Holders of Certificates representing more than 50% of the Voting Rights allocated to any Class of Certificates shall, take such action as may be appropriate to enforce such payment or performance, including the institution and prosecution of appropriate proceedings.

Section 3.13 Reserved.

Section 3.14 Maintenance of Hazard Insurance and Errors and Omissions and Fidelity Coverage.

(a) The Master Servicer shall cause to be maintained for each Mortgage Loan fire insurance with extended coverage on the related Mortgaged Property in an amount which is at least equal to the least of (i) the then current principal balance of such Mortgage Loan, (ii) the amount necessary to fully compensate for any damage or loss to the improvements that are a part of such property on a replacement cost basis and (iii) the maximum insurable value of the improvements which are a part of such Mortgaged Property, in each case in an amount not less than such amount as is necessary to avoid the application of any coinsurance clause contained in the related hazard insurance policy. The Master Servicer shall also cause to be maintained fire insurance with extended coverage on each REO Property in an amount which is at least equal to the lesser of (i) the maximum insurable value of the improvements which are a part of such property and (ii) the outstanding principal balance of the related Mortgage Loan at the time it became an REO Property, plus accrued interest at the Mortgage Rate and related Servicing Advances. The Master Servicer will comply in the performance of this Agreement with all reasonable rules and requirements of each insurer under any such hazard policies. Any amounts to be collected by the Master Servicer under any such policies (other than amounts to be applied to the restoration or repair of the property subject to the related Mortgage or amounts to be released to the Mortgagor in accordance with the procedures that the Master Servicer would follow in servicing loans held for its own account, subject to the terms and conditions of the related Mortgage and Mortgage Note) shall be deposited in the Collection Account, subject to withdrawal pursuant to Section 3.11, if received in respect of a Mortgage Loan, or in the REO

Account, subject to withdrawal pursuant to Section 3.23, if received in respect of an REO Property. Any cost incurred by the Master Servicer in maintaining any such insurance shall not, for the purpose of calculating distributions to Certificateholders, be added to the unpaid principal balance of the related Mortgage Loan, notwithstanding that the terms of such Mortgage Loan so permit. It is understood and agreed that no earthquake or other additional insurance is to be required of any Mortgagor other than pursuant to such applicable laws and regulations as shall at any time be in force and as shall require such additional insurance. If the Mortgaged Property or REO Property is at any time in an area identified in the Federal Register by the Federal Emergency Management Agency as having special flood hazards and flood insurance has been made available, the Master Servicer will cause to be maintained a flood insurance policy in respect thereof. Such flood insurance shall be in an amount equal to the lesser of (i) the unpaid principal balance of the related Mortgage Loan and (ii) the maximum amount of such insurance available for the related Mortgaged Property under the national flood insurance program (assuming that the area in which such Mortgaged Property is located is participating in such program).

In the event that the Master Servicer shall obtain and maintain a blanket policy with an insurer having a General Policy Rating of A:X or better in Best's Key Rating Guide (or such other rating that is comparable to such rating) insuring against hazard losses on all of the Mortgage Loans, it shall conclusively be deemed to have satisfied its obligations as set forth in the first two sentences of this Section 3.14, it being understood and agreed that such policy may contain a deductible clause, in which case the Master Servicer shall, in the event that there shall not have been maintained on the related Mortgaged Property or REO Property a policy complying with the first two sentences of this Section 3.14, and there shall have been one or more losses which would have been covered by such policy, deposit to the Collection Account from its own funds the amount not otherwise payable under the blanket policy because of such deductible clause. In connection with its activities as administrator and servicer of the Mortgage Loans, the Master Servicer agrees to prepare and present, on behalf of itself, the Trustee and Certificateholders, claims under any such blanket policy in a timely fashion in accordance with the terms of such policy.

(b) The Master Servicer shall keep in force during the term of this Agreement a policy or policies of insurance covering errors and omissions for failure in the performance of the Master Servicer's obligations under this Agreement, which policy or policies shall be in such form and amount that would meet the requirements of Fannie Mae or Freddie Mac if it were the purchaser of the Mortgage Loans, unless the Master Servicer or any of its Affiliates has obtained a waiver of such Fannie Mae or Freddie Mac requirements from either Fannie Mae or Freddie Mac. The Master Servicer shall also maintain a fidelity bond in the form and amount that would meet the requirements of Fannie Mae or Freddie Mac, unless the Master Servicer or any of its Affiliates has obtained a waiver of such Fannie Mae or Freddie Mac requirements from either Fannie Mae or Freddie Mac. The Master Servicer shall provide the Trustee and the NIMS Insurer (upon such party's reasonable request) with copies of any such insurance policies and fidelity bond. The Master Servicer shall be deemed to have complied with this provision if an Affiliate of the Master Servicer has such errors and omissions and fidelity bond coverage and, by the terms of such insurance policy or fidelity bond, the coverage afforded thereunder extends to the Master Servicer. Any such errors and omissions policy and fidelity bond shall by its terms not be cancelable without thirty days' prior written notice to the Trustee. The Master Servicer

shall also cause each Sub-Servicer to maintain a comparable policy of insurance covering errors and omissions and a fidelity bond meeting such requirements.

Section 3.15 Enforcement of Due-On-Sale Clauses; Assumption Agreements.

The Master Servicer shall, to the extent it has knowledge of any conveyance or prospective conveyance of any Mortgaged Property by any Mortgagor (whether by absolute conveyance or by contract of sale, and whether or not the Mortgagor remains or is to remain liable under the Mortgage Note and/or the Mortgage), exercise its rights to accelerate the maturity of such Mortgage Loan under the "due-on-sale" clause, if any, applicable thereto; provided, however, that the Master Servicer shall not be required to take such action if in its sole business judgment the Master Servicer believes that the collections and other recoveries in respect of such Mortgage Loans could reasonably be expected to be maximized if the Mortgage Loan were not accelerated, and the Master Servicer shall not exercise any such rights if prohibited by law from doing so. If the Master Servicer reasonably believes it is unable under applicable law to enforce such "due-on-sale" clause, or if any of the other conditions set forth in the proviso to the preceding sentence apply, the Master Servicer will enter into an assumption and modification agreement from or with the person to whom such property has been conveyed or is proposed to be conveyed, pursuant to which such person becomes liable under the Mortgage Note and, to the extent permitted by applicable state law, the Mortgagor remains liable thereon. The Master Servicer may also enter into a substitution of liability agreement with such person, pursuant to which the original Mortgagor is released from liability and such person is substituted as the Mortgagor and becomes liable under the Mortgage Note, provided that no such substitution shall be effective unless such person satisfies the underwriting criteria of the Master Servicer and has a credit risk rating at least equal to that of the original Mortgagor. In connection with any assumption, modification or substitution, the Master Servicer shall apply such underwriting standards and follow such practices and procedures as shall be normal and usual in its general mortgage servicing activities and as it applies to other mortgage loans owned solely by it. The Master Servicer shall not take or enter into any assumption and modification agreement, however, unless (to the extent practicable under the circumstances) it shall have received confirmation, in writing, of the continued effectiveness of any applicable hazard insurance policy, or a new policy meeting the requirements of this Section is obtained. Any fee collected by the Master Servicer in respect of any assumption, modification or substitution of liability agreement will be retained by the Master Servicer as additional servicing compensation. In connection with any such assumption, no material term of the Mortgage Note (including but not limited to the related Mortgage Rate and the amount of the Monthly Payment) may be amended or modified, except as otherwise required pursuant to the terms thereof. The Master Servicer shall notify the Trustee and the NIMS Insurer that any such substitution, modification or assumption agreement has been completed by forwarding to the Trustee (with a copy to the NIMS Insurer) the executed original of such substitution, modification or assumption agreement, which document shall be added to the related Mortgage File and shall, for all purposes, be considered a part of such Mortgage File to the same extent as all other documents and instruments constituting a part thereof.

Notwithstanding the foregoing paragraph or any other provision of this Agreement, the Master Servicer shall not be deemed to be in default, breach or any other violation of its obligations hereunder by reason of any assumption of a Mortgage Loan by operation of law or by the terms of the Mortgage Note or any assumption which the Master Servicer may be restricted

by law from preventing, for any reason whatever. For purposes of this Section 3.15, the term "assumption" is deemed to also include a sale of the Mortgaged Property subject to the Mortgage that is not accompanied by an assumption or substitution of liability agreement.

Section 3.16 Realization Upon Defaulted Mortgage Loans.

(a) The Master Servicer shall use reasonable efforts consistent with the servicing standard set forth in Section 3.01, to foreclose upon or otherwise comparably convert the ownership of properties securing such of the Mortgage Loans as come into and continue in default and as to which no satisfactory arrangements can be made for collection of delinquent payments pursuant to Section 3.07. The Master Servicer shall be responsible for all costs and expenses incurred by it in any such proceedings; provided, however, that such costs and expenses will constitute and be recoverable as Servicing Advances by the Master Servicer as contemplated in Section 3.11 and Section 3.23. The foregoing is subject to the provision that, in any case in which Mortgaged Property shall have suffered damage from an Uninsured Cause, the Master Servicer shall not be required to expend its own funds toward the restoration of such property unless it shall determine in its sole and absolute discretion that such restoration will increase the proceeds of liquidation of the related Mortgage Loan after reimbursement to itself for such expenses.

(b) Notwithstanding the foregoing provisions of this Section 3.16 or any other provision of this Agreement, with respect to any Mortgage Loan as to which the Master Servicer has received actual notice of, or has actual knowledge of, the presence of any toxic or hazardous substance on the related Mortgaged Property, the Master Servicer shall not, on behalf of the Trustee, either (i) obtain title to such Mortgaged Property as a result of or in lieu of foreclosure or otherwise or (ii) otherwise acquire possession of, or take any other action with respect to, such Mortgaged Property, if, as a result of any such action, the Trustee, the Trust Fund or the Certificateholders would be considered to hold title to, to be a "mortgagee-in-possession" of, or to be an "owner" or "operator" of such Mortgaged Property within the meaning of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended from time to time, or any comparable law, unless the Master Servicer has also previously determined, based on its reasonable judgment and a report prepared by an Independent Person who regularly conducts environmental audits using customary industry standards, that:

(1) such Mortgaged Property is in compliance with applicable environmental laws or, if not, that it would be in the best economic interest of the Trust Fund to take such actions as are necessary to bring the Mortgaged Property into compliance therewith; and

(2) there are no circumstances present at such Mortgaged Property relating to the use, management or disposal of any hazardous substances, hazardous materials, hazardous wastes, or petroleum-based materials for which investigation, testing, monitoring, containment, clean-up or remediation could be required under any federal, state or local law or regulation, or that if any such materials are present for which such action could be required, that it would be in the best economic interest of the Trust Fund to take such actions with respect to the affected Mortgaged Property.

The cost of the environmental audit report contemplated by this Section 3.16 shall be advanced by the Master Servicer, subject to the Master Servicer's right to be reimbursed therefor from the Collection Account as provided in Section 3.11(a)(ix), such right of reimbursement being prior to the rights of Certificateholders to receive any amount in the Collection Account received in respect of the affected Mortgage Loan or other Mortgage Loans. It is understood by the parties hereto that any such advance will constitute a Servicing Advance.

If the Master Servicer determines, as described above, that it is in the best economic interest of the Trust Fund to take such actions as are necessary to bring any such Mortgaged Property into compliance with applicable environmental laws, or to take such action with respect to the containment, clean-up or remediation of hazardous substances, hazardous materials, hazardous wastes or petroleum-based materials affecting any such Mortgaged Property, then the Master Servicer shall take such action as it deems to be in the best economic interest of the Trust Fund. The cost of any such compliance, containment, cleanup or remediation shall be advanced by the Master Servicer, subject to the Master Servicer's right to be reimbursed therefor from the Collection Account as provided in Section 3.11(a)(ix), such right of reimbursement being prior to the rights of Certificateholders to receive any amount in the Collection Account received in respect of the affected Mortgage Loan or other Mortgage Loans. It is understood by the parties hereto that any such advance will constitute a Servicing Advance.

(c) The Master Servicer may at its option purchase from REMIC 1, as applicable, any Mortgage Loan or related REO Property that is 90 days or more delinquent or that has been otherwise in default for 90 days or more, which the Master Servicer determines in good faith will otherwise become subject to foreclosure proceedings (evidence of such determination to be delivered in writing to the Trustee prior to purchase), at a price equal to the Purchase Price; provided, however, that the Master Servicer shall purchase any such Mortgage Loans or related REO Properties on the basis of delinquency or default, purchasing first the Mortgage Loans or related REO Properties that became delinquent or otherwise in default on an earlier date; and provided, further, that such option shall expire as of the last day of the calendar quarter during which such Mortgage Loan or related REO Property became 90 days delinquent or otherwise in default for 90 days or more. In the event the Master Servicer does not exercise its option to purchase from REMIC 1 any such Mortgage Loan or related REO Property prior to the expiration of such option, the NIMS Insurer shall be entitled to purchase such Mortgage Loan or related REO Property at any time thereafter. The Purchase Price for any Mortgage Loan or related REO Property purchased hereunder shall be deposited in the Collection Account, and the Trustee, upon receipt of written certification from the Master Servicer of such deposit, shall release or cause to be released to the Master Servicer or the NIMS Insurer, as applicable, the related Mortgage File and the Trustee shall execute and deliver such instruments of transfer or assignment, in each case without recourse, as the Master Servicer or the NIMS Insurer, as applicable, shall furnish and as shall be necessary to vest in the Master Servicer or the NIMS Insurer, as applicable, title to any Mortgage Loan or related REO Property released pursuant hereto.

(d) Proceeds received (other than any Prepayment Charges received) in connection with any Final Recovery Determination, as well as any recovery resulting from a partial collection of Insurance Proceeds or Liquidation Proceeds, in respect of any Mortgage Loan, will be applied in the following order of priority: <u>first</u>, to reimburse the Master Servicer or any Sub-Servicer for any related unreimbursed Servicing Advances and Advances, pursuant to

Section 3.11(a)(ii) or (a)(iii); second, to accrued and unpaid interest on the Mortgage Loan, to the date of the Final Recovery Determination, or to the Due Date prior to the Distribution Date on which such amounts are to be distributed if not in connection with a Final Recovery Determination; and third, as a recovery of principal of the Mortgage Loan. If the amount of the recovery so allocated to interest is less than the full amount of accrued and unpaid interest due on such Mortgage Loan, the amount of such recovery will be allocated by the Master Servicer as follows: first, to unpaid Servicing Fees; and second, to the balance of the interest then due and owing. The portion of the recovery so allocated to unpaid Servicing Fees shall be reimbursed to the Master Servicer or any Sub-Servicer pursuant to Section 3.11(a)(iii).

Section 3.17 Trustee to Cooperate; Release of Mortgage Files.

(a) Upon the payment in full of any Mortgage Loan, or the receipt by the Master Servicer of a notification that payment in full shall be escrowed in a manner customary for such purposes, the Master Servicer will promptly notify the Trustee and the applicable Custodian holding the related Mortgage File by a certification in the form of Exhibit E-2 (which certification shall include a statement to the effect that all amounts received or to be received in connection with such payment which are required to be deposited in the Collection Account pursuant to Section 3.10 have been or will be so deposited) of a Servicing Representative and shall request delivery to it of the related Mortgage File. Upon receipt of such certification and request, the Trustee or such Custodian, as applicable, shall promptly release the related Mortgage File to the Master Servicer. No expenses incurred in connection with any instrument of satisfaction or deed of reconveyance shall be chargeable to the Collection Account or the Distribution Account.

(b) From time to time and as appropriate for the servicing or foreclosure of any Mortgage Loan, including, for this purpose, collection under any insurance policy relating to the Mortgage Loans, the Trustee or the applicable Custodian shall, upon request of the Master Servicer and delivery to the Trustee or the applicable Custodian of a Request for Release in the form of Exhibit E-1, release the related Mortgage File to the Master Servicer, and the Trustee or the applicable Custodian, on behalf of the Trustee, shall, at the direction of the Master Servicer, execute such documents as shall be necessary to the prosecution of any such proceedings and the Master Servicer shall retain such Mortgage File in trust for the benefit of the Certificateholders. Such Request for Release shall obligate the Master Servicer to return each and every document previously requested from the Mortgage File to the Trustee or the applicable Custodian when the need therefor by the Master Servicer no longer exists, unless the Mortgage Loan has been liquidated and the Liquidation Proceeds relating to the Mortgage Loan have been deposited in the Collection Account or the Mortgage File or such document has been delivered to an attorney, or to a public trustee or other public official as required by law, for purposes of initiating or pursuing legal action or other proceedings for the foreclosure of the Mortgaged Property either judicially or non-judicially, and the Master Servicer has delivered to the Trustee or the applicable Custodian a certificate of a Servicing Representative certifying as to the name and address of the Person to which such Mortgage File or such document was delivered and the purpose or purposes of such delivery. Upon receipt of a certificate of a Servicing Representative stating that such Mortgage Loan was liquidated and that all amounts received or to be received in connection with such liquidation that are required to be deposited into the Collection Account have been so deposited, or that such Mortgage Loan has become an REO Property, a copy of the Request for

Release shall be released by the Trustee or the applicable Custodian to the Master Servicer or its designee.

(c) At the direction of the Master Servicer and upon written certification of a Servicing Representative, each of the Trustee or the applicable Custodian shall execute and deliver to the Master Servicer any court pleadings, requests for trustee's sale or other documents reasonably necessary to the foreclosure or trustee's sale in respect of a Mortgaged Property or to any legal action brought to obtain judgment against any Mortgagor on the Mortgage Note or Mortgage or to obtain a deficiency judgment, or to enforce any other remedies or rights provided by the Mortgage Note or Mortgage or otherwise available at law or in equity, or shall execute and deliver to the Master Servicer a power of attorney sufficient to authorize the Master Servicer or the Sub-Servicer to execute such documents on its behalf, provided that each of the Trustee or the applicable Custodian shall be obligated to execute the documents identified above if necessary to enable the Master Servicer or the Sub-Servicer to perform their respective duties hereunder or under the Sub-Servicing Agreement. Each such certification shall include a request that such pleadings or documents be executed by the Trustee or the applicable Custodian and a statement as to the reason such documents or pleadings are required.

Section 3.18 Servicing Compensation.

As compensation for the activities of the Master Servicer hereunder, the Master Servicer shall be entitled to the Servicing Fee with respect to each Mortgage Loan payable solely from payments of interest in respect of such Mortgage Loan, subject to Section 3.24. In addition, the Master Servicer shall be entitled to recover unpaid Servicing Fees out of Late Collections, Insurance Proceeds or Liquidation Proceeds to the extent permitted by Section 3.11(a)(iii) and out of amounts derived from the operation and sale of an REO Property to the extent permitted by Section 3.23. The right to receive the Servicing Fee may not be transferred in whole or in part except in connection with the transfer of all of the Master Servicer's responsibilities and obligations under this Agreement; provided, however, that the Master Servicer may pay from the Servicing Fee any amounts due to a Sub-Servicer pursuant to a Sub-Servicing Agreement entered into under Section 3.02.

Additional servicing compensation in the form of assumption or modification fees, late payment charges, NSF fees, reconveyance fees and other similar fees and charges (other than Prepayment Charges) shall be retained by the Master Servicer (subject to Section 3.24) only to the extent such fees or charges are received by the Master Servicer. The Master Servicer shall also be entitled pursuant to Section 3.11(a)(iv) to withdraw from the Collection Account, and pursuant to Section 3.23(b) to withdraw from any REO Account, as additional servicing compensation, interest or other income earned on deposits therein, subject to Section 3.12. The Master Servicer shall be required to pay all expenses incurred by it in connection with its servicing activities hereunder (including premiums for the insurance required by Section 3.14, to the extent such premiums are not paid by the related Mortgagors or by a Sub-Servicer, it being understood however, that payment of such premiums by the Master Servicer shall constitute Servicing Advances and servicing compensation of each Sub-Servicer, and to the extent provided herein and in Section 8.05, the fees and expenses of the Trustee) and shall not be entitled to reimbursement therefor except as specifically provided herein.

Section 3.19 Reports to the Trustee; Collection Account Statements.

Not later than fifteen days after each Distribution Date, the Master Servicer shall forward to the Trustee, the NIMS Insurer and the Depositor a statement prepared by the Master Servicer setting forth the status of the Collection Account as of the close of business on such Distribution Date and showing, for the period covered by such statement, the aggregate amount of deposits into and withdrawals from the Collection Account of each category of deposit specified in Section 3.10(a) and each category of withdrawal specified in Section 3.11. Such statement may be in the form of the then current Fannie Mae Monthly Accounting Report for its Guaranteed Mortgage Pass-Through Program with appropriate additions and changes, and shall also include information as to the aggregate of the outstanding principal balances of all of the Mortgage Loans as of the last day of the calendar month immediately preceding such Distribution Date. Copies of such statement shall be provided by the Trustee to any Certificateholder and to any Person identified to the Trustee as a prospective transferee of a Certificate, upon request at the expense of the requesting party, provided such statement is delivered by the Master Servicer to the Trustee.

Section 3.20 Statement as to Compliance.

The Master Servicer shall deliver to the Trustee, the Depositor, the NIMS Insurer and each Rating Agency on or before April 15 of each calendar year commencing in the year following execution of this Agreement, an Officers' Certificate stating, as to each signatory thereof, that (i) a review of the activities of the Master Servicer during the preceding year and of performance under this Agreement has been made under such officers' supervision and (ii) to the best of such officers' knowledge, based on such review, the Master Servicer has fulfilled all of its obligations under this Agreement throughout such year, or, if there has been a default in the fulfillment of any such obligation, specifying each such default known to such officer and the nature and status thereof. Copies of any such statement shall be provided by the Trustee to any Certificateholder and to any Person identified to the Trustee as a prospective transferee of a Certificate, upon the request and at the expense of the requesting party, provided that such statement is delivered by the Master Servicer to the Trustee.

Section 3.21 Independent Public Accountants' Servicing Report.

Not later than April 15 of each calendar year commencing in the year following execution of this Agreement, the Master Servicer, at its expense, shall cause a nationally recognized firm of independent certified public accountants to furnish to the Master Servicer a report stating that (i) it has obtained a letter of representation regarding certain matters from the management of the Master Servicer which includes an assertion that the Master Servicer has complied with certain minimum residential mortgage loan servicing standards, identified in the Uniform Single Attestation Program for Mortgage Bankers established by the Mortgage Bankers Association of America, with respect to the servicing of residential mortgage loans during the most recently completed fiscal year and (ii) on the basis of an examination conducted by such firm in accordance with standards established by the American Institute of Certified Public Accountants, such representation is fairly stated in all material respects, subject to such exceptions and other qualifications that may be appropriate. In rendering its report such firm may rely, as to matters relating to the direct servicing of residential mortgage loans by Sub-Servicers, upon comparable reports of firms of independent certified public accountants

rendered on the basis of examinations conducted in accordance with the same standards (rendered within one year of such report) with respect to those Sub-Servicers. Immediately upon receipt of such report, the Master Servicer shall furnish a copy of such report to the Trustee, the NIMS Insurer and each Rating Agency. Copies of such statement shall be provided by the Trustee to any Certificateholder upon request at the Master Servicer's expense, provided that such statement is delivered by the Master Servicer to the Trustee. In the event such firm of independent certified public accountants requires the Trustee to agree to the procedures performed by such firm, the Master Servicer shall direct the Trustee in writing to so agree; it being understood and agreed that the Trustee will deliver such letter of agreement in conclusive reliance upon the direction of the Master Servicer, and the Trustee has not made any independent inquiry or investigation as to, and shall have no obligation or liability in respect of, the sufficiency, validity or correctness of such procedures.

Section 3.22 Access to Certain Documentation.

The Master Servicer shall provide to the Office of Thrift Supervision, the FDIC and any other federal or state banking or insurance regulatory authority that may exercise authority over any Certificateholder access to the documentation regarding the Mortgage Loans serviced by the Master Servicer under this Agreement, as may be required by applicable laws and regulations. Such access shall be afforded without charge, but only upon reasonable request and during normal business hours at the offices of the Master Servicer designated by it. In addition, access to the documentation regarding the Mortgage Loans serviced by the Master Servicer under this Agreement will be provided to any Certificateholder, the NIMS Insurer, the Trustee and to any Person identified to the Master Servicer as a prospective transferee of a Certificate, upon reasonable request during normal business hours at the offices of the Master Servicer designated by it at the expense of the Person requesting such access.

Section 3.23 Title, Management and Disposition of REO Property.

(a) The deed or certificate of sale of any REO Property shall be taken in the name of the Trustee, or its nominee, in trust for the benefit of the Certificateholders. The Master Servicer, on behalf of REMIC 1, as applicable (and on behalf of the Trustee for the benefit of the Certificateholders), shall sell any REO Property as soon as practicable and, in any event, shall either sell any REO Property before the close of the third taxable year after the year REMIC 1 acquires ownership of such REO Property for purposes of Section 860G(a)(8) of the Code or request from the Internal Revenue Service, no later than 60 days before the day on which the three-year grace period would otherwise expire, an extension of the three-year grace period, unless the Master Servicer shall have delivered to Trustee, the NIMS Insurer and the Depositor an Opinion of Counsel, addressed to the Trustee, the NIMS Insurer and the Depositor, to the effect that the holding by REMIC 1 of such REO Property subsequent to three years after its acquisition will not result in the imposition on any Trust REMIC of taxes on "prohibited transactions" thereof, as defined in Section 860F of the Code, or cause any Trust REMIC to fail to qualify as a REMIC under Federal law at any time that any Certificates are outstanding. If an extension of the three-year period is granted, the Master Servicer shall sell the related REO Property no later than 60 days prior to the expiration of such extension period. The Master Servicer shall manage, conserve, protect and operate each REO Property for the Certificateholders solely for the purpose of its prompt disposition and sale in a manner which does not cause such REO Property to fail to qualify as "foreclosure property" within the meaning

of Section 860G(a)(8) of the Code or result in the receipt by any Trust REMIC of any "income from non-permitted assets" within the meaning of Section 860F(a)(2)(B) of the Code, or any "net income from foreclosure property" which is subject to taxation under the REMIC Provisions.

(b) The Master Servicer shall segregate and hold all funds collected and received in connection with the operation of any REO Property separate and apart from its own funds and general assets and shall establish and maintain, or cause to be established and maintained, with respect to REO Properties an account held in trust for the Trustee for the benefit of the Certificateholders (the "REO Account"), which shall be an Eligible Account. The Master Servicer may allow the Collection Account to serve as the REO Account, subject to separate ledgers for each REO Property. The Master Servicer may retain or withdraw any interest income paid on funds deposited in the REO Account.

(c) The Master Servicer shall have full power and authority, subject only to the specific requirements and prohibitions of this Agreement, to do any and all things in connection with any REO Property as are consistent with the manner in which the Master Servicer manages and operates similar property owned by the Master Servicer or any of its Affiliates, all on such terms and for such period as the Master Servicer deems to be in the best interests of Certificateholders. In connection therewith, the Master Servicer shall deposit, or cause to be deposited in the clearing account (which account must be an Eligible Account) in which it customarily deposits payments and collections on mortgage loans in connection with its mortgage loan servicing activities on a daily basis, and in no event more than one Business Day after the Master Servicer's receipt thereof and shall thereafter deposit in the REO Account, in no event more than two Business Days after the deposit of such funds into the clearing account, all revenues received by it with respect to an REO Property and shall withdraw therefrom funds necessary for the proper operation, management and maintenance of such REO Property including, without limitation:

(i) all insurance premiums due and payable in respect of such REO Property;

(ii) all real estate taxes and assessments in respect of such REO Property that may result in the imposition of a lien thereon; and

(iii) all costs and expenses necessary to maintain such REO Property.

To the extent that amounts on deposit in the REO Account with respect to an REO Property are insufficient for the purposes set forth in clauses (i) through (iii) above with respect to such REO Property, the Master Servicer shall advance from its own funds as Servicing Advances such amount as is necessary for such purposes if, but only if, the Master Servicer would make such advances if the Master Servicer owned the REO Property and if such Servicing Advance would not constitute a Nonrecoverable Advance.

Notwithstanding the foregoing, neither the Master Servicer nor the Trustee shall:

(i) authorize the Trust Fund to enter into, renew or extend any New Lease with respect to any REO Property, if the New Lease by its terms will give rise to any income that does not constitute Rents from Real Property;

(ii) authorize any amount to be received or accrued under any New Lease other than amounts that will constitute Rents from Real Property;

(iii) authorize any construction on any REO Property, other than construction permitted under Section 856(e)(4)(B) of the Code; or

(iv) authorize any Person to Directly Operate any REO Property on any date more than 90 days after its date of acquisition by the Trust Fund;

unless, in any such case, the Master Servicer has obtained an Opinion of Counsel (the cost of which shall constitute a Servicing Advance), a copy of which shall be provided to the NIMS Insurer and the Trustee, to the effect that such action will not cause such REO Property to fail to qualify as "foreclosure property" within the meaning of Section 860G(a)(8) of the Code at any time that it is held by REMIC 1, in which case the Master Servicer may take such actions as are specified in such Opinion of Counsel.

The Master Servicer may contract with any Independent Contractor for the operation and management of any REO Property, provided that:

(i) the terms and conditions of any such contract shall not be inconsistent herewith;

(ii) any such contract shall require, or shall be administered to require, that the Independent Contractor pay all costs and expenses incurred in connection with the operation and management of such REO Property, including those listed above, and remit all related revenues (net of such costs and expenses) to the Master Servicer as soon as practicable, but in no event later than thirty days following the receipt thereof by such Independent Contractor;

(iii) none of the provisions of this Section 3.23(c) relating to any such contract or to actions taken through any such Independent Contractor shall be deemed to relieve the Master Servicer of any of its duties and obligations to the Trustee on behalf of the Certificateholders with respect to the operation and management of any such REO Property; and

(iv) the Master Servicer shall be obligated with respect thereto to the same extent as if it alone were performing all duties and obligations in connection with the operation and management of such REO Property.

The Master Servicer shall be entitled to enter into any agreement with any Independent Contractor performing services for it related to its duties and obligations hereunder for indemnification of the Master Servicer by such Independent Contractor, and nothing in this Agreement shall be deemed to limit or modify such indemnification. The Master Servicer shall be solely liable for all fees owed by it to any such Independent Contractor, irrespective of whether the Master Servicer's compensation pursuant to Section 3.18 is sufficient to pay such fees; provided, however, that to the extent that any payments made by such Independent Contractor would constitute Servicing Advances if made by the Master Servicer, such amounts shall be reimbursable as Servicing Advances made by the Master Servicer.

(d) In addition to the withdrawals permitted under Section 3.23(c), the Master Servicer may from time to time make withdrawals from the REO Account for any REO Property: (i) to pay itself or any Sub-Servicer unpaid Servicing Fees in respect of the related Mortgage Loan; and (ii) to reimburse itself or any Sub-Servicer for unreimbursed Servicing Advances and Advances made in respect of such REO Property or the related Mortgage Loan. On the Master Servicer Remittance Date, the Master Servicer shall withdraw from each REO Account maintained by it and deposit into the Distribution Account in accordance with Section 3.10(d)(ii), for distribution on the related Distribution Date in accordance with Section 4.01, the income from the related REO Property received during the prior calendar month, net of any withdrawals made pursuant to Section 3.23(c) or this Section 3.23(d).

(e) Subject to the time constraints set forth in Section 3.23(a), each REO Disposition shall be carried out by the Master Servicer at such price and upon such terms and conditions as the Master Servicer shall deem necessary or advisable, as shall be normal and usual in its general servicing activities for similar properties.

(f) The proceeds from the REO Disposition, net of any amount required by law to be remitted to the Mortgagor under the related Mortgage Loan and net of any payment or reimbursement to the Master Servicer or any Sub-Servicer as provided above, shall be deposited in the Distribution Account in accordance with Section 3.10(d)(ii) on the Master Servicer Remittance Date in the month following the receipt thereof for distribution on the related Distribution Date in accordance with Section 4.01. Any REO Disposition shall be for cash only (unless changes in the REMIC Provisions made subsequent to the Startup Day allow a sale for other consideration).

(g) The Master Servicer shall file information returns with respect to the receipt of mortgage interest received in a trade or business, reports of foreclosures and abandonments of any Mortgaged Property and cancellation of indebtedness income with respect to any Mortgaged Property as required by Sections 6050H, 6050J and 6050P of the Code, respectively. Such reports shall be in form and substance sufficient to meet the reporting requirements imposed by such Sections 6050H, 6050J and 6050P of the Code.

Section 3.24 Obligations of the Master Servicer in Respect of Prepayment Interest Shortfalls.

The Master Servicer shall deliver to the Trustee for deposit into the Distribution Account on or before 3:00 p.m. New York time on the Master Servicer Remittance Date from its own funds an amount ("Compensating Interest") equal to the lesser of (i) the aggregate of the Prepayment Interest Shortfalls for the related Distribution Date resulting solely from Principal Prepayments during the related Prepayment Period and (ii) the amount of its aggregate Servicing Fee for the most recently ended calendar month.

Section 3.25 Obligations of the Master Servicer in Respect of Mortgage Rates and Monthly Payments.

In the event that a shortfall in any collection on or liability with respect to any Mortgage Loan results from or is attributable to adjustments to Mortgage Rates, Monthly Payments or Stated Principal Balances that were made by the Master Servicer in a manner not consistent with the terms of the related Mortgage Note and this Agreement, the Master Servicer, upon discovery

or receipt of notice thereof, immediately shall deliver to the Trustee for deposit in the Distribution Account from its own funds the amount of any such shortfall and shall indemnify and hold harmless the Trust Fund, the Trustee, the Depositor and any successor master servicer in respect of any such liability. Such indemnities shall survive the termination or discharge of this Agreement. Notwithstanding the foregoing, this Section3.25 shall not limit the ability of the Master Servicer to seek recovery of any such amounts from the related Mortgagor under the terms of the related Mortgage Note, as permitted by law and shall not be an expense of the Trust.

Section 3.26 Reserve Fund.

No later than the Closing Date, the Trustee, on behalf of the Certificateholders, shall establish and maintain with itself a separate, segregated trust account titled, "Reserve Fund, Deutsche Bank National Trust Company, as Trustee, in trust for registered Holders of Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4." The Trustee shall account for the right to receive payments from the Reserve Fund as property that the Trustee holds separate and apart from the REMIC Regular Interests.

(a) The following amounts shall be deposited into the Reserve Fund:

(i) On each Distribution Date, the Trustee shall deposit all amounts received with respect to the Cap Agreement;

(ii) On the Closing Date, the Depositor shall deposit, or cause to be deposited, into the Reserve Fund $1,000;

(iii) On each Distribution Date as to which there is a Net WAC Rate Carryover Amount payable to any of the Class AV Certificates or the Mezzanine Certificates, the Trustee has been directed by the Holders of the Class C Certificates to, and therefore shall, deposit into the Reserve Fund the amounts described in Section4.01(d)(i)(o); and

(iv) On each Distribution Date as to which there are no Net WAC Rate Carryover Amounts, the Trustee shall deposit into the Reserve Fund on behalf of the Holders of the Class C Certificates, from amounts otherwise distributable to such Class C Certificates, an amount such that when added to other amounts already on deposit in the Reserve Fund, the aggregate amount on deposit therein is equal to $1,000.

(b) The Reserve Fund shall be segregated into two separate portions, for which the Trustee shall keep separate accounts. "Portion 1" of the Reserve Fund will consist of amounts deposited pursuant to Section 3.26(a)(i), above, plus any amounts earned on any such funds while on deposit in the Reserve Fund. "Portion 2" of the Reserve Fund will consist of amounts deposited pursuant to Sections 3.26(a)(ii), (a)(iii), and (a)(iv), above, plus any amounts earned on any such funds while on deposit in the Reserve Fund. Amounts distributed from the Reserve Fund under Sections 4.01(d)(ii) and 3.26(c) shall be deemed to be distributed first from Portion 1 of the Reserve Fund to the extent thereof and then from Portion 2.

(c) Each Portion of the Reserve Fund shall be treated as an "outside reserve fund" under applicable Treasury regulations and will not be part of any REMIC created hereunder. For federal and state income tax purposes, the Trustee shall be deemed to be the owner of Portion 1 of the Reserve Fund and no amount will be transferred by any REMIC to Portion 1 of the Reserve Fund. For federal and state income tax purposes, the Holders of the Class C Certificates shall be deemed to be the owners of Portion2 of the Reserve Fund and all amounts deposited into such Portion 2 of the Reserve Fund (other than the initial deposit therein of $1,000) shall be treated as amounts distributed by REMIC 2 to REMIC CX in respect of the Class C Interest, and then distributed by REMIC CX to the Holders of the Class C Certificates. For federal and state income tax purposes, payments in respect ofthe Class AV Certificates and the Mezzanine Certificates of Net WAC Rate Carryover Amounts will not be payments with respect to a "regular interest" in a REMIC within the meaning of Code Section860G(a)(1).

(d) By accepting a Class C Certificate, each Holder of a Class C Certificate shall be deemed to have directed the Trustee to, and the Trustee shall pursuant to such direction, deposit into the Reserve Fund the amounts described in Section 3.26(a)(iii) and (a)(iv) above on each Distribution Date. By accepting a Class C Certificate, each Holder of a Class C Certificate further agrees that such direction is given for good and valuable consideration, the receipt and sufficiency of which is acknowledged by such acceptance.

(e) At the direction of the Holders of a majority in Percentage Interest in the Class C Certificates, the Trustee shall direct any depository institution maintaining Portion 2 of the Reserve Fund to invest the funds in such account in one or more Permitted Investments bearing interest or sold at a discount, and maturing, unless payable on demand, (i) no later than the Business Day immediately preceding the date on which such funds are required to be withdrawn from such account pursuant to this Agreement, if a Person other than the Trustee or an Affiliate manages or advises such investment, and (ii) no later than the date on which such funds are required to be withdrawn from such account pursuant to this Agreement, if the Trustee or an Affiliate manages or advises such investment. If no investment direction of the Holders of a majority in Percentage Interest in the Class C Certificates with respect to Portion 2 of the Reserve Fund is received by the Trustee, the Trustee shall invest the funds in such Portion in Permitted Investments managed by the Trustee or an Affiliate of the kind described in clause (vi) of the definition of Permitted Investments. Notwithstanding the foregoing, any funds in Portion2 of the Reserve Fund shall be invested in Deutsche Bank Cash Management Fund 541 for so long as such investment complies with clause (vi) of the definition of Permitted Investments. All income and gain earned upon such investment shall be deposited into Portion 2 of the Reserve Fund.

The Trustee shall hold the funds in Portion 1 of the Reserve Fund uninvested in an Eligible Account.

(f) For federal tax return and information reporting, the right of the Certificateholders to receive payment on account of the Class AV Certificates and the Mezzanine Certificates from the Reserve Fund in respect of any Net WAC Rate Carryover Amount shall be assigned a value of zero.

Section 3.27 Advance Facility.

(a) The Trustee, on behalf of the Trust Fund, at the direction of the Master Servicer and with the consent of the NIMS Insurer, is hereby authorized to enter into a facility with any Person which provides that such Person (an "Advancing Person") may make all or a portion of the Advances and/or Servicing Advances to the Trust Fund under this Agreement, although no such facility shall reduce or otherwise affect the Master Servicer's obligation to fund such Advances and/or Servicing Advances. To the extent that an Advancing Person makes all or a portion of any Advance or any Servicing Advance and provides the Trustee with notice acknowledged by the Master Servicer that such Advancing Person is entitled to reimbursement, such Advancing Person shall be entitled to receive reimbursement pursuant to this Agreement for such amount to the extent provided in Section 3.27(b). Such notice from the Advancing Person shall specify the amount of the reimbursement and shall specify which Section of this Agreement permits the applicable Advance or Servicing Advance to be reimbursed. The Trustee shall be entitled to rely without independent investigation on the Advancing Person's statement with respect to the amount of any reimbursement pursuant to this Section 3.27 and with respect to the Advancing Person's statement with respect to the Section of this Agreement that permits the applicable Advance or Servicing Advance to be reimbursed. An Advancing Person whose obligations are limited to the making of Advances and/or Servicing Advances shall not be required to meet the qualifications of a Master Servicer or a Sub-Servicer pursuant to Article VI hereof and will not be deemed to be a Sub-Servicer under this Agreement. If the terms of a facility proposed to be entered into with an Advancing Person by the Trust Fund would not materially and adversely affect the interests of any Certificateholder, then the NIMS Insurer shall not withhold its consent to the Trust Fund's entering into such facility.

(b) If an advancing facility is entered into, then the Master Servicer shall not be permitted to reimburse itself under any Section specified or for any amount specified by the Advancing Person in the notice described under Section 3.27(a) above and acknowledged by the Master Servicer prior to the remittance to the Trust Fund, but instead the Master Servicer shall include such amounts in the applicable remittance to the Trustee made pursuant to Section 3.10(a). The Trustee is hereby authorized to pay to the Advancing Person reimbursements for Advances and Servicing Advances from the Distribution Account to the same extent the Master Servicer would have been permitted to reimburse itself for such Advances and/or Servicing Advances in accordance with the specified Sections had the Master Servicer itself made such Advance or Servicing Advance. The Trustee is hereby authorized to pay directly to the Advancing Person such portion of the Servicing Fee as the parties to any advancing facility may agree.

(c) All Advances and Servicing Advances made pursuant to the terms of this Agreement shall be deemed made and shall be reimbursed on a "first in-first out" (FIFO) basis.

Section 3.28 Policy; Claims Under the PMI Policy

Notwithstanding anything to the contrary elsewhere in this Article III, the Master Servicer shall not agree to any modification or assumption of a PMI Mortgage Loan or take any other action with respect to a PMI Mortgage Loan that could result in denial of coverage under the PMI Policy. The Master Servicer shall notify the PMI Insurer that the Trustee, as trustee on behalf of the Certificateholders, is the insured, as that term is defined in the PMI Policy, of each

PMI Mortgage Loan. The Master Servicer shall, on behalf of the Trustee, prepare and file on a timely basis with the PMI Insurer, with a copy to the Trustee, all claims which may be made under the PMI Policy with respect to the PMI Mortgage Loans. The Master Servicer shall take all actions required under the PMI Policy as a condition to the payment of any such claim. Any amount received from the PMI Insurer with respect to any such PMI Mortgage Loan shall be deposited by the Master Servicer, no later than two Business Days following receipt thereof, into the Collection Account.

Section 3.29 Reserved.

Section 3.30 Cap Agreement.

(a) The Depositor hereby directs the Trustee to execute and deliver on behalf of the Trust the Cap Assignment and authorizes the Trustee to perform its obligations thereunder and under the Cap Agreement on behalf of the Trust in accordance with the terms of the Cap Assignment and the Cap Agreement.

(b) If the rating of the Cap Provider's obligations is withdrawn or reduced (in the manner set forth in Section 12 of the Cap Agreement) below one of the Approved Rating Thresholds (as defined in Section 12 of the Cap Agreement), the Trustee shall, promptly after a Responsible Officer of the Trustee has received actual knowledge or written notice of the reduction or withdrawal of the rating (it being understood that the Trustee has no duty to monitor the ratings of the Cap Provider), request the Cap Provider to take actions required to be taken by the Cap Provider by Section 12 of the Cap Agreement.

(c) In the event that the Cap Agreement is canceled or otherwise terminated for any reason (other than the exhaustion of the interest rate protection provided thereby or replacement of the Cap Agreement by the Cap Provider in accordance with Section 3.30(b)), the Depositor shall, to the extent a replacement contract is available, direct the Trustee to obtain from a counterparty designated by the Depositor a replacement contract comparable to the Cap Agreement (which both such counterparty and such replacement contract shall be acceptable to the Trustee and the Holders of the Certificates entitled to at least 50% of the Voting Rights) providing interest rate protection which is equal to the then-existing protection provided by the Cap Agreement, provided, however, that if the cost of any such replacement contract providing the same interest rate protection would be greater than the amount of any early termination payment received by the Trustee under such Cap Agreement, the amount of interest rate protection provided by such replacement contract may be reduced to a level such that the cost of such replacement contract shall not exceed the amount of such early termination payment.

ARTICLE IV

FLOW OF FUNDS

Section 4.01 Distributions.

(a) On each Distribution Date, the Trustee shall withdraw from the Distribution Account that portion of the Available Funds for such Distribution Date consisting of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount for such

Distribution Date, and make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Group I Interest Remittance Amount or the Group II Interest Remittance Amount remaining for such Distribution Date:

(i) the Group I Interest Remittance Amount shall be distributed as follows:

(A) *first*, to the Class AV-1 Certificates, the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount; and

(B) *second*, concurrently, to the Class AV-2 Certificates and the Class AV-3 Certificates, the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such Classes, in each case to the extent not paid pursuant to Section 4.01(a)(ii)(A) below, allocated between the Class AV-2 Certificates and the Class AV-3 Certificates, *pro rata*, based on their respective entitlements.

(ii) the Group II Interest Remittance Amount shall be distributed as follows:

(A) *first*, concurrently, to the Class AV-2 Certificates and the Class AV-3 Certificates, the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such Classes, in each case, allocated between the Class AV-2 Certificates and the Class AV-3 Certificates, *pro rata*, based on their respective entitlements; and

(B) *second*, to the Class AV-1 Certificates, the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount to the extent not paid pursuant to Section 4.01(a)(i)(A) above.

(iii) The sum of any Group I Interest Remittance Amount and Group II Interest Remittance Amount remaining undistributed following the distributions pursuant to clauses (i) and (ii) above shall be distributed as follows:

first, to the Class M-1 Certificates, the related Monthly Interest Distributable Amount;

second, to the Class M-2 Certificates, the related Monthly Interest Distributable Amount;

third, to the Class M-3 Certificates, the related Monthly Interest Distributable Amount;

fourth, concurrently, to the Class M-4A Certificates and the Class M-4F Certificates, the Monthly Interest Distributable Amount for such Classes, allocated between such Classes, *pro rata*, based on their respective entitlements;

fifth, concurrently, to the Class M-5A Certificates and the Class M-5F Certificates, the Monthly Interest Distributable Amount for such Classes, allocated between such Classes, *pro rata*, based on their respective entitlements; and

sixth, to the Class M-6 Certificates, the related Monthly Interest Distributable Amount.

(iv) Any Group I Interest Remittance Amount or any Group II Interest Remittance Amount remaining undistributed following distributions pursuant to clause (iii) above shall be used in determining the amount of Net Monthly Excess Cashflow, if any, for such Distribution Date.

(b) On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Class AV Certificates and the Mezzanine Certificates shall be entitled to receive distributions in respect of principal to the extent of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount in the following amounts and order of priority:

(i) *first*,

(A) (x) an amount equal to the Group I Principal Distribution Amount shall be distributed to the Class AV-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and then

(y) any portion of the Group II Principal Distribution Amount distributable pursuant to Section 4.01(b)(i)(B)(x), below, that remains following distribution to the Class AV-2 Certificates and the Class AV-3 Certificates shall be distributed as set forth in Section 4.01(b)(i)(A)(x), above;

(B) (x) an amount equal to the Group II Principal Distribution Amount shall be distributed as follows:

first, to the Class AV-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

second, to the Class AV-3 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and then

(y) any portion of the Group I Principal Distribution Amount distributable pursuant to Section 4.01(b)(i)(A)(x), above, that remains following distribution to the Class AV-1 Certificates, shall be distributed as set forth in Section 4.01(b)(i)(B)(x) above.

(ii) *second*, the sum of any Group I Principal Distribution Amount and Group II Principal Distribution Amount remaining undistributed following the

distributions pursuant to Section 4.01(b)(i) shall be distributed in the following order of priority:

first, to the Class M-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

second, to the Class M-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

third, to the Class M-3 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

fourth, concurrently, to the Class M-4A Certificates and the Class M-4F Certificates, *pro rata*, based on their respective Certificate Principal Balances, until the Certificate Principal Balances thereof have been reduced to zero;

fifth, concurrently, to the Class M-5A Certificates and the Class M-5F Certificates, *pro rata*, based on their respective Certificate Principal Balances, until the Certificate Principal Balances thereof have been reduced to zero; and

sixth, to the Class M-6 Certificates, until the Certificate Principal Balance thereof has been reduced to zero.

(iii) Any principal remaining undistributed pursuant to Sections 4.01(b)(i) and 4.01(b)(ii) above shall be used in determining the amount of Net Monthly Excess Cashflow, if any, for such Distribution Date.

(c) On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Class AV Certificates and the Mezzanine Certificates shall be entitled to receive distributions in respect of principal to the extent of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount in the following amounts and order of priority:

(i) *first,*

(A) the Group I Principal Distribution Amount shall be distributed as follows:

first, to the Class AV-1 Certificates, the Group I Senior Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

second, to the Class AV-2 Certificates, the Group II Senior Principal Distribution Amount, to the extent not paid pursuant to clause (i)(B) below, until the Certificate Principal Balance thereof has been reduced to zero; and

third, to the Class AV-3 Certificates, the Group II Senior Principal Distribution Amount, to the extent not paid pursuant to clause (i)(B) below, until the Certificate Principal Balance thereof has been reduced to zero.

(B) the Group II Principal Distribution Amount shall be distributed as follows:

first, to the Class AV-2 Certificates, the Group II Senior Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

second, to the Class AV-3 Certificates, the Group II Senior Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

third, to the Class AV-1 Certificates, the Group I Senior Principal Distribution Amount, to the extent not paid pursuant to clause (i)(A) above, until the Certificate Principal Balance thereof has been reduced to zero.

(ii) *second,* the sum of any Group I Principal Distribution Amount and Group II Principal Distribution Amount remaining undistributed following the distribution pursuant to Section 4.01(c)(i) shall be distributed in the following order of priority:

first, to the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

second, to the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

third, to the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

fourth, concurrently, to the Class M-4A Certificates and the Class M-4F Certificates, the Class M-4 Principal Distribution Amount, allocated between such Classes, *pro rata*, based on their respective Certificate Principal Balances, until the Certificate Principal Balances thereof have been reduced to zero;

fifth, concurrently, to the Class M-5A Certificates and the Class M-5F Certificates, the Class M-5 Principal Distribution Amount, allocated between such Classes, *pro rata*, based on their respective Certificate

Principal Balances, until the Certificate Principal Balances thereof have been reduced to zero; and

sixth, to the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

(iii) Any principal remaining undistributed following distributions pursuant to Sections 4.01(c)(i) and 4.01(c)(ii) shall be used in determining the amount of Net Monthly Excess Cashflow, if any, for such Distribution Date.

(d) (i) On each Distribution Date, any Net Monthly Excess Cashflow shall be paid in the following order of priority, in each case to the extent of the Net Monthly Excess Cashflow remaining undistributed:

(a) to the Class or Classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such Class or Classes of Certificates as part of the Group I Principal Distribution Amount or the Group II Principal Distribution Amount, as applicable, pursuant to Section 4.01(b) or Section 4.01(c) above, as applicable;

(b) *concurrently*, to the Class AV Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Classes for such Distribution Date to the extent remaining unpaid after distribution of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount on such Distribution Date, allocated among such classes, *pro rata*, based on their respective entitlements;

(c) to the Class M-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(d) to the Class M-1 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(e) to the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(f) to the Class M-2 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(g) to the Class M-3 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(h) to the Class M-3 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(i) concurrently, to the Class M-4A Certificates and the Class M-4F Certificates, in an amount equal to the related Unpaid Interest Shortfall Amount, if any, for such Classes for such Distribution Date, allocated between such Classes, *pro rata*, based on their respective entitlements;

(j) concurrently, to the Class M-4A Certificates and the Class M-4F Certificates, in an amount equal to the related Allocated Realized Loss Amount, if any, for such Classes for such Distribution Date, allocated between such Classes, *pro rata*, based on their respective entitlements;

(k) concurrently, to the Class M-5A Certificates and the Class M-5F Certificates, in an amount equal to the related Unpaid Interest Shortfall Amount, if any, for such Classes for such Distribution Date, allocated between such Classes, *pro rata*, based on their respective entitlements;

(l) concurrently, to the Class M-5A Certificates and the Class M-5F Certificates, in an amount equal to the related Allocated Realized Loss Amount, if any, for such Classes for such Distribution Date, allocated between such Classes, *pro rata*, based on their respective entitlements;

(m) to the Class M-6 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(n) to the Class M-6 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(o) to the Reserve Fund, the amount by which the sum of any Net WAC Rate Carryover Amounts, if any, with respect to the Class AV Certificates and the Mezzanine Certificates for such Distribution Date exceeds the sum of (i) any amounts received by the Trustee with respect to the Cap Agreement for such Distribution Date and (ii) any amounts in the Reserve Fund that were not distributed on prior Distribution Dates (or, if no Net WAC Rate Carryover Amounts are payable to such Classes of Certificates on such Distribution Date, to the Reserve Fund, an amount such that when added to other amounts already on deposit in the Reserve Fund, the aggregate amount on deposit therein is equal to $1,000);

(p) if such Distribution Date follows the Prepayment Period during which occurs the latest date on which a Prepayment Charge may be required to be paid in respect of any Mortgage Loans, to REMIC PX, as holder of the Class P Interest, in reduction of the Uncertificated Principal Balance thereof, until the Uncertificated Principal Balance thereof is reduced to zero;

(q) to REMIC CX, as holder of the Class C Interest, the Monthly Interest Distributable Amount for the Class C Interest plus, until the Uncertificated Principal Balance of the Class C Interest is reduced to zero, any Overcollateralization Release Amount for such Distribution Date (in both cases, net of such portion of amounts payable pursuant to this clause (q) that were paid pursuant to clause (o) above);

(r) any remaining amounts to the Class R Certificates (in respect of the appropriate Class R-2 Interest).

(ii) On each Distribution Date, after making the distributions of the Available Funds as provided in this Section 4.01 and after depositing in the Reserve Fund any payments received under the Cap Agreement, the Trustee shall withdraw from the Reserve Fund the amounts on deposit therein and shall distribute such amounts to the Class AV Certificates and the Mezzanine Certificates, the related Net WAC Rate Carryover Amount, *pro rata*, based on their respective Certificate Principal Balances, to the extent of amounts remaining in the Reserve Fund.

On the Distribution Date on which the Certificate Principal Balance of the Class AV Certificates and the Mezzanine Certificates has been reduced to zero, after making all other distributions on such Distribution Date (including to the Class AV Certificates and the Mezzanine Certificates out of the Reserve Fund), the Trustee shall distribute to itself all remaining amounts on deposit in Portion1 of the Reserve Fund, and shall distribute all remaining amounts in Portion2 of the Reserve Fund to the Class C Certificates.

(iii) On each Distribution Date, all amounts representing Prepayment Charges in respect of the Mortgage Loans received during the related Prepayment Period will be withdrawn from the Distribution Account and distributed by the Trustee to the Class P Interest, and shall not be available for distribution to any other Class of Certificates. On each Distribution Date, all amounts representing any Master Servicer Prepayment Charge Payment Amounts paid by or collected by the Master Servicer during the related Prepayment Period will be withdrawn from the Distribution Account and distributed by the Trustee to the Class P Interest, and shall not be available for distribution to any other Class of Certificates. The payment of the foregoing amounts in respect of such Regular Interests shall not reduce the Uncertificated Principal Balance thereof.

(e) Without limiting the provisions of Section 9.01(b), by acceptance of the Class R Certificates the Holders of the Class R Certificates agree, and it is the understanding of the parties hereto, for so long as any of the NIM Notes are outstanding, to assign and transfer

their rights to receive any amounts otherwise distributable to the Holders of the Class R Certificates (and such rights are hereby assigned and transferred) to the Holders of the Class C Certificates to be paid to the Holders of the Class C Certificates.

(f) All distributions made with respect to each Class of Certificates on each Distribution Date shall be allocated *pro rata* among the outstanding Certificates in such Class based on their respective Percentage Interests. Payments in respect of each Class of Certificates on each Distribution Date will be made to the Holders of the respective Class of record on the related Record Date (except as otherwise provided in this Section 4.01 or Section 9.01 respecting the final distribution on such Class), based on the aggregate Percentage Interest represented by their respective Certificates, and shall be made by wire transfer of immediately available funds to the account of any such Holder at a bank or other entity having appropriate facilities therefor, if such Holder shall have so notified the Trustee in writing at least five Business Days prior to the Record Date immediately prior to such Distribution Date and is the registered owner of Certificates having an initial aggregate Certificate Principal Balance or Notional Amount that is in excess of the lesser of (i) $5,000,000 or (ii) two-thirds of the Original Class Certificate Principal Balance or Original Class Notional Amount of such Class of Certificates, or otherwise by check mailed by first class mail to the address of such Holder appearing in the Certificate Register. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the Corporate Trust Office of the Trustee or such other location specified in the notice to Certificateholders of such final distribution.

Each distribution with respect to a Book-Entry Certificate shall be paid to the Depository, which shall credit the amount of such distribution to the accounts of its Depository Participants in accordance with its normal procedures. Each Depository Participant shall be responsible for disbursing such distribution to the Certificate Owners that it represents and to each indirect participating brokerage firm (a "brokerage firm" or "indirect participating firm") for which it acts as agent. Each brokerage firm shall be responsible for disbursing funds to the Certificate Owners that it represents. All such credits and disbursements with respect to a Book-Entry Certificate are to be made by the Depository and the Depository Participants in accordance with the provisions of the Certificates. None of the Trustee, the Depositor, the Master Servicer or the Seller shall have any responsibility therefor except as otherwise provided by applicable law.

(g) The rights of the Certificateholders to receive distributions in respect of the Certificates, and all interests of the Certificateholders in such distributions, shall be as set forth in this Agreement. None of the Holders of any Class of Certificates, the Trustee or the Master Servicer shall in any way be responsible or liable to the Holders of any other Class of Certificates in respect of amounts properly previously distributed on the Certificates.

(h) Except as otherwise provided in Section 9.01, whenever the Trustee expects that the final distribution with respect to any Class of Certificates will be made on the next Distribution Date, the Trustee shall, no later than three (3) days before the related Distribution Date, mail to the NIMS Insurer and each Holder on such date of such Class of Certificates a notice to the effect that:

(i) the Trustee expects that the final distribution with respect to such Class of Certificates will be made on such Distribution Date but only upon

presentation and surrender of such Certificates at the office of the Trustee therein specified, and

(ii) no interest shall accrue on such Certificates from and after the end of the related Accrual Period.

Any funds not distributed to any Holder or Holders of Certificates of such Class on such Distribution Date because of the failure of such Holder or Holders to tender their Certificates shall, on such date, be set aside and held in trust by the Trustee and credited to the account of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been given pursuant to this Section 4.01(h) shall not have been surrendered for cancellation within six months after the time specified in such notice, the Trustee shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Trustee shall, directly or through an agent, mail a final notice to the remaining non-tendering Certificateholders concerning surrender of their Certificates but shall continue to hold any remaining funds for the benefit of non-tendering Certificateholders. The costs and expenses of maintaining the funds in trust and of contacting such Certificateholders shall be paid out of the assets remaining in such trust fund. If within one year after the final notice any such Certificates shall not have been surrendered for cancellation, the Trustee shall pay to Greenwich Capital Markets, Inc. and Morgan Stanley & Co. Incorporated, *pro rata*, all such amounts, and all rights of non-tendering Certificateholders in or to such amounts shall thereupon cease. No interest shall accrue or be payable to any Certificateholder on any amount held in trust by the Trustee as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with this Section 4.01(h).

(i) Notwithstanding anything to the contrary herein, (i) in no event shall the Certificate Principal Balance of a Mezzanine Certificate be reduced more than once in respect of any particular amount both (a) allocated to such Certificate in respect of Realized Losses pursuant to Section 4.06 and (b) distributed to such Certificate in reduction of the Certificate Principal Balance thereof pursuant to this Section 4.01, and (ii) in no event shall the Uncertificated Principal Balance of a REMIC Regular Interest be reduced more than once in respect of any particular amount both (a) allocated to such REMIC Regular Interest in respect of Realized Losses pursuant to Section 4.06 and (b) distributed on such REMIC Regular Interest in reduction of the Uncertificated Principal Balance thereof pursuant to Section 4.05.

(j) Any amounts distributed to REMIC CX on any Distribution Date in respect of the Class C Interest under Section 4.01(d)(i) shall, on such Distribution Date, be distributed by REMIC CX to the Holders of the Class C Certificates. Any amounts remaining in REMIC CX shall be distributed to the Holders of the Class R-CX Certificates in respect of the Class R-CX Interest. Any amounts distributed to REMIC PX on any Distribution Date in respect of the Class P Interest shall, on such Distribution Date, be distributed by REMIC PX to the Holders of the Class P Certificates. Any amounts remaining in REMIC PX shall be distributed to the Holders of the Class R-PX Certificates in respect of the Class R-PX Interest. For the avoidance of doubt, the provisions of Sections 4.01(f), 4.01(g) and 4.01(h) shall apply to the Class C Certificates and the Class P Certificates.

Section 4.02 Preference Claims.

The Trustee shall promptly notify the NIMS Insurer of any proceeding or the institution of any action, of which a Responsible Officer of the Trustee has actual knowledge, seeking the avoidance as a preferential transfer under applicable bankruptcy, insolvency, receivership or similar law (a "Preference Claim") of any distribution made with respect to the Class C Certificates or the Class P Certificates. Each Holder of the Class C Certificates or the Class P Certificates, by its purchase of such Certificates, the Master Servicer and the Trustee hereby agree that the NIMS Insurer may at any time during the continuation of any proceeding relating to a Preference Claim direct all matters relating to such Preference Claim, including, without limitation, (i) the direction of any appeal of any order relating to such Preference Claim and (ii) the posting of any surety, supersedes or performance bond pending any such appeal. In addition and without limitation of the foregoing, the NIMS Insurer shall be subrogated to the rights of the Master Servicer, the Trustee and each Holder of the Class C Certificates and the Class P Certificates in the conduct of any such Preference Claim, including, without limitation, all rights of any party to an adversary proceeding action with respect to any court order issued in connection with any such Preference Claim; provided, however, that the NIMS Insurer will not have any rights with respect to any Preference Claim set forth in this paragraph unless the Trustee, as indenture trustee with respect to the Insured NIM Notes or the holder of any Insured NIM Notes has been required to relinquish a distribution made on the Class C Certificates, the Class P Certificates or the Insured NIM Notes, as applicable, and the NIMS Insurer made a payment in respect of such relinquished amount.

Section 4.03 Statements.

(a) On each Distribution Date, based, as applicable, on information provided to it by the Master Servicer, the Trustee shall prepare and make available by electronic medium (as set forth in the penultimate paragraph of this Section 4.03(a)) to each Holder of the Regular Certificates, the Trustee, the Master Servicer, the NIMS Insurer and the Rating Agencies, a statement as to the distributions made on such Distribution Date:

(i) the amount of the distribution made on such Distribution Date to the Holders of each Class of Regular Certificates, separately identified, allocable to principal and the amount of the distribution made to the Holders of the Class P Certificates allocable to Prepayment Charges and Master Servicer Prepayment Charge Payment Amounts;

(ii) the amount of the distribution made on such Distribution Date to the Holders of each Class of Regular Certificates (other than the Class P Certificates), allocable to interest, separately identified;

(iii) the Overcollateralized Amount, the Overcollateralization Release Amount, the Overcollateralization Deficiency Amount and the Overcollateralization Target Amount as of such Distribution Date and the Excess Overcollateralized Amount for the Mortgage Pool, for such Distribution Date;

(iv) the aggregate amount of servicing compensation received by the Master Servicer with respect to the related Due Period and such other customary

information as the Trustee deems necessary or desirable, or which a Certificateholder reasonably requests, to enable Certificateholders to prepare their tax returns;

(v) reserved;

(vi) the aggregate amount of Advances for the related Due Period;

(vii) the aggregate Stated Principal Balance of the Mortgage Loans at the Close of Business at the end of the related Due Period;

(viii) the number, aggregate principal balance, weighted average remaining term to maturity and weighted average Mortgage Rate of the Mortgage Loans as of the related Determination Date;

(ix) the number and aggregate unpaid principal balance of Mortgage Loans (a) delinquent 30-59 days, (b) delinquent 60-89 days, (c) delinquent 90 or more days in each case, as of the last day of the preceding calendar month provided, however that any aggregate unpaid principal balance of Mortgage Loans shall be reported as of the last day of the related Due Period, (d) as to which foreclosure proceedings have been commenced and (e) with respect to which the related Mortgagor has filed for protection under applicable bankruptcy laws, with respect to whom bankruptcy proceedings are pending or with respect to whom bankruptcy protection is in force;

(x) with respect to any Mortgage Loan that became an REO Property during the preceding Prepayment Period, the unpaid principal balance and the Principal Balance of such Mortgage Loan as of the date it became an REO Property;

(xi) the total number and cumulative principal balance of all REO Properties as of the Close of Business of the last day of the preceding Prepayment Period;

(xii) the aggregate amount of Principal Prepayments made during the related Prepayment Period;

(xiii) the aggregate amount of Realized Losses incurred during the related Prepayment Period and the cumulative amount of Realized Losses;

(xiv) the aggregate amount of Extraordinary Trust Fund expenses withdrawn from the Collection Account or the Distribution Account for such Distribution Date;

(xv) the Certificate Principal Balance of the Class AV Certificates, the Mezzanine Certificates and the Class C Certificates, after giving effect to the distributions made on such Distribution Date, and the Notional Amount of the

Class C Certificates, after giving effect to the distributions made on such Distribution Date;

(xvi) the Monthly Interest Distributable Amount in respect of the Class AV Certificates, the Mezzanine Certificates and the Class C Certificates for such Distribution Date and the Unpaid Interest Shortfall Amount, if any, with respect to the Class AV Certificates and the Mezzanine Certificates for such Distribution Date;

(xvii) the aggregate amount of any Prepayment Interest Shortfalls for such Distribution Date, to the extent not covered by payments by the Master Servicer pursuant to Section 3.24, and the aggregate amount of any Relief Act Interest Shortfalls for such Distribution Date;

(xviii) the Credit Enhancement Percentage for such Distribution Date;

(xix) the Net WAC Rate Carryover Amount for the Class AV Certificates and the Mezzanine Certificates, if any, for such Distribution Date and the amount remaining unpaid after reimbursements therefor on such Distribution Date;

(xx) the Trustee Fee on such Distribution Date;

(xxi) whether a Stepdown Date or a Trigger Event has occurred;

(xxii) the Available Funds;

(xxiii) the respective Pass-Through Rates applicable to the Class AV Certificates, the Mezzanine Certificates and the Class C Certificates for such Distribution Date and the Pass-Through Rate applicable to the Class AV Certificates and the Mezzanine Certificates for the immediately succeeding Distribution Date;

(xxiv) reserved;

(xxv) any other information that is required by the Code and regulations thereunder to be made available to Certificateholders;

(xxvi) the amount on deposit in the Reserve Fund;

(xxvii) (A) the dollar amount of payments received related to claims under the PMI Policy during the related Prepayment Period (and the number of Mortgage Loans to which such payments related) and (B) the aggregate dollar amount of payments received related to claims under the PMI Policy since the Cut-off Date (and the number of Mortgage Loans to which such payments related);

(xxviii) (A) the dollar amount of claims made under the PMI Policy that were denied during the related Prepayment Period (and the number of Mortgage Loans to which such denials related) and (B) the aggregate dollar amount of claims made under the PMI Policy that were denied since the Cut-off Date (and the number of Mortgage Loans to which such denials related); and

(xxix) for such Distribution Date, the amount of any payment made by the Cap Provider under the Cap Agreement.

The Trustee will make such statement (and, at its option, any additional files containing the same information in an alternative format) available each month to Certificateholders, the Master Servicer, the NIMS Insurer and the Rating Agencies via the Trustee's internet website. The Trustee's internet website shall initially be located at https://www.corporatetrust.db.com/invr. Assistance in using the website can be obtained by calling the Trustee's customer service desk at 1-800-735-7777. Parties that are unable to use the above distribution options are entitled to have a paper copy mailed to them via first class mail by calling the customer service desk and indicating such. The Trustee shall have the right to change the way such statements are distributed in order to make such distribution more convenient and/or more accessible to the above parties and the Trustee shall provide timely and adequate notification to all above parties regarding any such changes.

In the case of information furnished pursuant to subclauses (i) through (iii) above, the amounts shall be expressed in a separate sectionof the report as a dollar amount for each Class for each $1,000 original dollar amount as of the Closing Date.

(b) Within a reasonable period of time after the end of each calendar year, the Trustee shall, upon written request, furnish to each Person who at any time during the calendar year was a Certificateholder of a Regular Certificate, if requested in writing by such Person, such information as is reasonably necessary to provide to such Person a statement containing the information set forth in subclauses (i) through (iii) above, aggregated for such calendar year or applicable portion thereof during which such Person was a Certificateholder. Such obligation of the Trustee shall be deemed to have been satisfied to the extent that substantially comparable information shall be prepared and furnished by the Trustee to Certificateholders pursuant to any requirements of the Code as are in force from time to time.

(c) On each Distribution Date, the Trustee shall forward to the Holders of the Residual Certificates and the NIMS Insurer a copy of the reports forwarded to the Regular Certificateholders in respect of such Distribution Date with such other information as the Trustee deems necessary or appropriate.

(d) Within a reasonable period of time after the end of each calendar year, the Trustee shall deliver to each Person who at any time during the calendar year was a Holder of a Residual Certificate, if requested in writing by such Person, such information as is reasonably necessary to provide to such Person a statement containing the information provided pursuant to the previous paragraph aggregated for such calendar year or applicable portion thereof during which such Person was a Holder of a Residual Certificate. Such obligation of the Trustee shall be deemed to have been satisfied to the extent that substantially comparable information shall be

prepared and furnished to Certificateholders by the Trustee pursuant to any requirements of the Code as from time to time in force.

(e) On each Distribution Date the Trustee shall provide Bloomberg Financial Markets, L.P. ("Bloomberg") CUSIP level factors for each Class of Certificates as of such Distribution Date, using a format and media mutually acceptable to the Trustee and Bloomberg.

Section 4.04 Remittance Reports; Advances.

(a) Within one Business Day after each Determination Date, but in no event later than such date which would allow the Trustee to submit a claim to the NIMS Insurer under the Indenture, the Master Servicer shall deliver to the NIMS Insurer and the Trustee by telecopy or electronic mail (or by such other means as the Master Servicer, the NIMS Insurer and the Trustee, as the case may be, may agree from time to time) a Remittance Report with respect to the related Distribution Date. Not later than each Master Servicer Remittance Date (or, in the case of certain information, as agreed between the Trustee and the Master Servicer, not later than four Business Days after the end of each Due Period), the Master Servicer shall deliver or cause to be delivered to the Trustee in addition to the information provided on the Remittance Report, such other information reasonably available to it with respect to the Mortgage Loans as the Trustee may reasonably require to perform the calculations necessary to make the distributions contemplated by Section 4.01 and to prepare the statements to Certificateholders contemplated by Section 4.03. The Trustee shall not be responsible to recompute, recalculate or verify any information provided to it by the Master Servicer.

(b) The amount of Advances to be made by the Master Servicer for any Distribution Date shall equal, subject to Section 4.04(d), the sum of (i) the aggregate amount of Monthly Payments (with each interest portion thereof net of the related Servicing Fee), due on the related Due Date in respect of the Mortgage Loans, which Monthly Payments were delinquent as of the close of business on the related Determination Date, plus (ii) with respect to each REO Property, which REO Property was acquired during or prior to the related Prepayment Period and as to which such REO Property an REO Disposition did not occur during the related Prepayment Period, an amount equal to the excess, if any, of the Monthly Payments (with each interest portion thereof net of the related Servicing Fee) that would have been due on the related Due Date in respect of the related Mortgage Loans, over the net income from such REO Property transferred to the Distribution Account pursuant to Section 3.23 for distribution on such Distribution Date.

On or before 3:00 p.m. New York time on the Master Servicer Remittance Date, the Master Servicer shall remit in immediately available funds to the Trustee for deposit in the Distribution Account an amount equal to the aggregate amount of Advances, if any, to be made in respect of the Mortgage Loans and REO Properties for the related Distribution Date either (i) from its own funds or (ii) from the Collection Account, to the extent of funds held therein for future distribution (in which case, it will cause to be made an appropriate entry in the records of Collection Account that amounts held for future distribution have been, as permitted by this Section 4.04, used by the Master Servicer in discharge of any such Advance) or (iii) in the form of any combination of (i) and (ii) aggregating the total amount of Advances to be made by the Master Servicer with respect to the Mortgage Loans and REO Properties. Any amounts held for future distribution and so used shall be appropriately reflected in the Master Servicer's records

and replaced by the Master Servicer by deposit in the Collection Account on or before any future Master Servicer Remittance Date to the extent that the Available Funds for the related Distribution Date (determined without regard to Advances to be made on the Master Servicer Remittance Date) shall be less than the total amount that would be distributed to the Classes of Certificateholders pursuant to Section 4.01 on such Distribution Date if such amounts held for future distributions had not been so used to make Advances. The Trustee will provide notice to the NIMS Insurer and the Master Servicer by telecopy by the close of business on any Master Servicer Remittance Date in the event that the amount remitted by the Master Servicer to the Trustee on such date is less than the Advances required to be made by the Master Servicer for the related Distribution Date.

(c) The obligation of the Master Servicer to make such Advances is mandatory, notwithstanding any other provision of this Agreement but subject to (d) below, and, with respect to any Mortgage Loan, shall continue until the Mortgage Loan is paid in full or until the recovery of all Liquidation Proceeds thereon.

(d) Notwithstanding anything herein to the contrary, no Advance or Servicing Advance shall be required to be made hereunder by the Master Servicer if such Advance or Servicing Advance would, if made, constitute a Nonrecoverable Advance. The determination by the Master Servicer that it has made a Nonrecoverable Advance or that any proposed Advance or Servicing Advance, if made, would constitute a Nonrecoverable Advance, shall be evidenced by an Officers' Certificate of the Master Servicer delivered to the NIMS Insurer, the Depositor and the Trustee.

Section 4.05 Distributions on the REMIC Regular Interests.

On each Distribution Date, the Trustee shall cause the sum of the Group I Interest Remittance Amount, Group II Interest Remittance Amount, Group I Principal Remittance Amount, and the Group II Principal Remittance Amount, in the following order of priority, to be distributed by REMIC 1 to REMIC 2 on account of the REMIC 1 Regular Interests or withdrawn from the Distribution Account and distributed to the Holders of the Class R Certificates (in respect of the Class R-1 Interest), as the case may be:

(i) first, to the Holders of REMIC 1 Regular Interests LT1-AA, LT1-A1, LT1-A2, LT1-A3, LT1-M1, LT1-M2, LT1-M3, LT1-M4A, LT1-M4F, LT1-M5A, LT1-M5F, LT1-M6, LT1-ZZ, *pro rata*, an amount equal to (A) the Uncertificated Accrued Interest for each such REMIC 1 Regular Interest for such Distribution Date, plus (B) any amounts in respect thereof remaining unpaid from previous Distribution Dates. Amounts payable as Uncertificated Accrued Interest in respect of REMIC 1 Regular Interest LT1-ZZ shall be reduced and deferred when the REMIC 1 Overcollateralized Amount is less than the REMIC 1 Overcollateralization Target Amount, by the lesser of (x) the amount of such difference and (y) the Maximum LT1-ZZ Uncertificated Accrued Interest Deferral Amount and such amount will be payable to the Holders of REMIC 1 Regular Interests LT1-A1, LT1-A2, LT1-A3, LT1-M1, LT1-M2, LT1-M3, LT1-M4A, LT1-M4F, LT1-M5A, LT1-M5F, LT1-M6 in the same proportion as the Extra Principal Distribution Amount is allocated to the Corresponding Certificates;

(ii) second, to the Holders of the REMIC 1 Regular Interest LT1-P, on the Distribution Date immediately following the expiration of the latest Prepayment Charge term as identified on the Mortgage Loan Schedule or any Distribution Date thereafter until $100 has been distributed pursuant to this clause;

(iii) third, an amount equal to the remainder of the Available Funds for such Distribution Date, allocated as follows:

(a) to the Holders of REMIC 1 Regular Interest LT1-AA and REMIC 1 Regular Interest LT1-P, 98.00% of such remainder (other than amounts payable under clause (d) below), until the Uncertificated Principal Balance of such REMIC 1 Regular Interest is reduced to zero, provided, however, that REMIC 1 Regular Interest LT1-P shall not be reduced until the Distribution Date immediately following the expiration of the latest Prepayment Charge as identified on the Prepayment Charge Schedule or any Distribution Date thereafter, at which point such amount shall be distributed to REMIC 1 Regular Interest LT1-P, until $100 has been distributed pursuant to this clause;

(b) to the Holders of REMIC 1 Regular Interests LT1-A1, LT1-A2, LT1-A3, LT1-M1, LT1-M2, LT1-M3, LT1-M4A, LT1-M4F, LT1-M5A, LT1-M5F, LT1-M6, 1.00% of such remainder (other than amounts payable under clause (d) below), in the same proportion as principal payments are allocated to the Corresponding Certificates, until the Uncertificated Principal Balances of such REMIC 1 Regular Interests are reduced to zero;

(c) to the Holders of REMIC 1 Regular Interest LT1-ZZ, 1.00% of such remainder (other than amounts payable under clause (d) below), until the Uncertificated Principal Balance of such REMIC 2 Regular Interest is reduced to zero; then

(d) any remaining amount to the Holders of the Class R Certificates (in respect of the Class R-1 Interest); and

provided, however, that (i) 98.00% and (ii) 2.00% of any principal payments that are attributable to an Overcollateralization Release Amount shall be allocated to Holders of (i) REMIC 1 Regular Interest LT1-AA and REMIC 2 Regular Interest LT1-P, in that order and (ii) REMIC 1 Regular Interest LT1-P, respectively; provided that REMIC 1 Regular Interest LT1-P shall not be reduced until the Distribution Date immediately following the expiration of the latest Prepayment Charge as identified on the Prepayment Charge Schedule or any Distribution Date thereafter, at which point such amount shall be distributed to REMIC 1 Regular Interest LT1-P, until $100 has been distributed pursuant to this clause.

On each Distribution Date, all amounts representing Prepayment Charges in respect of the Mortgage Loans received during the related Prepayment Period will be distributed by REMIC 1 to the Holders of REMIC 1 Regular Interest LT1-P. The payment of the foregoing

amounts to the Holders of REMIC 1 Regular Interest LT1-P shall not reduce the Uncertificated Principal Balance thereof.

Section 4.06 Allocation of Realized Losses.

(a) Prior to each Determination Date, the Master Servicer shall determine as to each Mortgage Loan and REO Property: (i) the total amount of Realized Losses, if any, incurred in connection with any Final Recovery Determinations made during the related Prepayment Period; (ii) whether and the extent to which such Realized Losses constituted Bankruptcy Losses; and (iii) the respective portions of such Realized Losses allocable to interest and allocable to principal. Prior to each Determination Date, the Master Servicer shall also determine as to each Mortgage Loan: (i) the total amount of Realized Losses, if any, incurred in connection with any Deficient Valuations made during the related Prepayment Period; and (ii) the total amount of Realized Losses, if any, incurred in connection with Debt Service Reductions in respect of Monthly Payments due during the related Due Period. The information described in the two preceding sentences that is to be supplied by the Master Servicer shall be evidenced by an Officers' Certificate delivered to the NIMS Insurer and the Trustee by the Master Servicer prior to the Determination Date immediately following the end of (i) in the case of Bankruptcy Losses allocable to interest, the Due Period during which any such Realized Loss was incurred, and (ii) in the case of all other Realized Losses, the Prepayment Period during which any such Realized Loss was incurred.

(b) If on any Distribution Date after giving effect to all Realized Losses incurred with respect to the Mortgage Loans during or prior to the related Due Period and distributions of principal with respect to the Class AV Certificates and the Mezzanine Certificates on such Distribution Date, the Uncertificated Principal Balance of the Class C Interest is equal to zero, Realized Losses equal to the Undercollateralized Amount shall be allocated by the Trustee on such Distribution Date as follows: first to the Class M-6 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, second, concurrently, to the Class M-5A Certificates and the Class M-5F Certificates, *pro rata*, based on their respective Certificate Principal Balances, until the Certificate Principal Balances thereof have been reduced to zero, third, concurrently, to the Class M-4A Certificates and the Class M-4F Certificates, *pro rata*, based on their respective Certificate Principal Balances, until the Certificate Principal Balances thereof have been reduced to zero, fourth to the Class M-3 Certificates until the Certificate Principal Balance thereof has been reduced to zero, fifth to the Class M-2 Certificates until the Certificate Principal Balance thereof has been reduced to zero and sixth to the Class M-1 Certificates until the Certificate Principal Balance thereof has been reduced to zero. All Realized Losses to be allocated to the Certificate Principal Balances of the Mezzanine Certificates on any Distribution Date shall be so allocated after the actual distributions to be made on such date as provided in Section 4.01. All references above to the Certificate Principal Balance of the Mezzanine Certificates shall be to the Certificate Principal Balance of the Mezzanine Certificates immediately prior to the relevant Distribution Date, before reduction thereof by any Realized Losses, in each case to be allocated to such Mezzanine Certificates on such Distribution Date.

Any allocation of Realized Losses to a Mezzanine Certificate on any Distribution Date shall be made by reducing the Certificate Principal Balance thereof by the amount so allocated. No allocations of any Realized Losses shall be made to the Class AV Certificates or the Class P

Certificates. Any Realized Losses that reduce the distributions in respect of and/or the Uncertificated Principal Balance of the Class C Interest, shall be allocated by the Trustee to reduce the distributions in respect of and/or the Certificate Principal Balance of the Class C Certificates.

(c) All Realized Losses on the Mortgage Loans shall be allocated by the Trustee on each Distribution Date to the following REMIC 1 Regular Interests in the specified percentages, as follows:

first, to Uncertificated Accrued Interest payable to the REMIC 1 Regular Interest LT1-AA and REMIC 1 Regular Interest LT1-ZZ up to an aggregate amount equal to the REMIC 1 Interest Loss Allocation Amount, 98% and 2%, respectively;

second, to the Uncertificated Principal Balances of the REMIC 1 Regular Interest LT1-AA and REMIC 1 Regular Interest LT1-ZZ up to an aggregate amount equal to the REMIC 1 Principal Loss Allocation Amount, 98% and 2%, respectively;

third, to the Uncertificated Principal Balances of REMIC 1 Regular Interest LT1-AA, REMIC 1 Regular Interest LT1-M6 and REMIC 1 Regular Interest LT1-ZZ, 98%, 1% and 1%, until the Uncertificated Principal Balance of REMIC 1 Regular Interest LT1-M6 has been reduced to zero;

fourth, to the Uncertificated Principal Balances of (i) REMIC 1 Regular Interest LT1-AA, (ii) REMIC 1 Regular Interests LT1-M5A and LT1-M5F (*pro rata*) and (iii) REMIC 1 Regular Interest LT1-ZZ, (i) 98%, (ii) 1% and (iii) 1%, respectively, until the Uncertificated Principal Balances of REMIC 1 Regular Interests LT1-M5A and LT1-M5F have been reduced to zero;

fifth, to the Uncertificated Principal Balances of (i) REMIC 1 Regular Interest LT1-AA, (ii) REMIC 1 Regular Interests LT1-M4A and LT1-M4F (*pro rata*)and (iii) REMIC 1 Regular Interest LT1-ZZ, (i) 98%, (ii) 1% and (iii) 1%, respectively, until the Uncertificated Principal Balances of REMIC 1 Regular Interests LT1-M4A and LT1-M4F have been reduced to zero;

sixth, to the Uncertificated Principal Balances of REMIC 1 Regular Interest LT1-AA, REMIC 1 Regular Interest LT1-M3 and REMIC 1 Regular Interest LT1-ZZ, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of REMIC 1 Regular Interest LT1-M3 has been reduced to zero;

seventh, to the Uncertificated Principal Balances of REMIC 1 Regular Interest LT1-AA, REMIC 1 Regular Interest LT1-M2 and REMIC 1 Regular Interest LT1-ZZ, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of REMIC 1 Regular Interest LT1-M2 has been reduced to zero; and

eighth, to the Uncertificated Principal Balances of REMIC 1 Regular Interest LT1-AA, REMIC 1 Regular Interest LT1-M1 and REMIC 1 Regular Interest LT1-ZZ, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of REMIC 1 Regular Interest LT1-M1 has been reduced to zero.

Section 4.07 Compliance with Withholding Requirements.

Notwithstanding any other provision of this Agreement, the Trustee shall comply with all federal withholding requirements respecting payments to Certificateholders of interest or original issue discount that the Trustee reasonably believes are applicable under the Code. The consent of Certificateholders shall not be required for such withholding. In the event the Trustee does withhold any amount from interest or original issue discount payments or advances thereof to any Certificateholder pursuant to federal withholding requirements, the Trustee shall indicate the amount withheld to such Certificateholders.

Section 4.08 Commission Reporting.

(a) Within 15 days after each Distribution Date, the Trustee shall, in accordance with industry standards and applicable regulations, file with the Commission via the Electronic Data Gathering Analysis and Retrieval system, a Form 8-K with a copy of the statement to Certificateholders for such Distribution Date as an Exhibit thereto. Prior to April 30, in the year following the year of execution of this Agreement, the Trustee shall in accordance with industry standards file a Form 15 Suspension Notification with respect to the Trust Fund, if applicable. Prior to March 31, in the year following the year of execution of this Agreement, the Depositor shall execute and the Trustee shall file a Form 10-K, in substance conforming to industry standards and applicable regulations, with respect to the Trust Fund together with the accompanying certification described below. The Trustee shall provide the Form 10-K to the Depositor by March 20 (or the preceding Business Day if such day is not a Business Day) of the year that such Form 10-K is required to be filed. The Depositor shall execute such Form 10-K and return the original to the Trustee by March 25 (or the preceding Business Day if such day is not a Business Day). The Trustee shall prepare, execute, file and deliver on behalf of the Depositor Form 8-Ks required to be filed under the Exchange Act so long as no certification in respect of such Form 8-K is required by the Commission. The Depositor shall prepare and the appropriate person shall execute, in accordance with the Exchange Act or any other applicable law, any certification required under the Exchange Act or any other applicable law to accompany the Form 10-K or any other periodic report. The Depositor hereby grants to the Trustee a limited power of attorney to execute and file each such document on behalf of the Depositor, provided, however, that the Trustee shall not execute the Form 10-K on behalf of the Depositor. Such power of attorney shall continue until the earlier of (i) receipt by the Trustee from the Depositor of written termination of such power of attorney and (ii) the termination of the Trust Fund. The Depositor agrees to promptly furnish to the Trustee, from time to time upon request, such further information, reports and financial statements within its control related to this Agreement and the Mortgage Loans as the Trustee reasonably deems appropriate to prepare and file all necessary reports with the Commission. The Trustee shall have no responsibility to file any items other than those specified in this Section.

ARTICLE V

THE CERTIFICATES

Section 5.01 The Certificates.

(a) The Certificates in the aggregate will represent the entire beneficial ownership interest in the Mortgage Loans and all other assets included in REMIC 1.

The Certificates will be substantially in the forms annexed hereto as Exhibits A-1 through A-16. The Certificates of each Class will be issuable in registered form only, in denominations of authorized Percentage Interests as described in the definition thereof. Each Certificate will share ratably in all rights of the related Class.

Upon original issue, the Certificates shall be executed by the Trustee and authenticated and delivered by the Trustee, to or upon the order of the Depositor. The Certificates shall be executed and attested by manual or facsimile signature on behalf of the Trustee by an authorized signatory. Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Trustee shall bind the Trustee, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Certificates or did not hold such offices at the date of such Certificates. No Certificate shall be entitled to any benefit under this Agreement or be valid for any purpose, unless there appears on such Certificate a certificate of authentication substantially in the form provided herein executed by the Trustee by manual signature, and such certificate of authentication shall be conclusive evidence, and the only evidence, that such Certificate has been duly authenticated and delivered hereunder. All Certificates shall be dated the date of their authentication.

(b) The Book Entry Certificates shall initially be issued as one or more Certificates held by the Book-Entry Custodian or, if appointed to hold such Certificates as provided below, the Depository and registered in the name of the Depository or its nominee and, except as provided below, registration of the Book-Entry Certificates may not be transferred by the Trustee except to another Depository that agrees to hold the Book-Entry Certificates for the respective Certificate Owners with Ownership Interests therein. The Certificate Owners shall hold their respective Ownership Interests in and to the Book-Entry Certificates through the book-entry facilities of the Depository and, except as provided below, shall not be entitled to definitive, fully registered Certificates ("Definitive Certificates") in respect of such Ownership Interests. All transfers by Certificate Owners of their respective Ownership Interests in the Book-Entry Certificates shall be made in accordance with the procedures established by the Depository Participant or brokerage firm representing such Certificate Owner. Each Depository Participant shall only transfer the Ownership Interests in the Book-Entry Certificates of Certificate Owners it represents or of brokerage firms for which it acts as agent in accordance with the Depository's normal procedures. The Trustee is hereby initially appointed as the Book-Entry Custodian and hereby agrees to act as such in accordance herewith and in accordance with the agreement that it has with the Depository authorizing it to act as such. The Book-Entry Custodian may, and if it is no longer qualified to act as such, the Book-Entry Custodian shall, appoint, by a written instrument delivered to the Depositor, the Master Servicer and if the Trustee is not the Book-Entry Custodian, the Trustee and any other transfer agent

(including the Depository or any successor Depository) to act as Book-Entry Custodian under such conditions as the predecessor Book-Entry Custodian and the Depository or any successor Depository may prescribe, provided that the predecessor Book-Entry Custodian shall not be relieved of any of its duties or responsibilities by reason of any such appointment of other than the Depository. If the Trustee resigns or is removed in accordance with the terms hereof, successor Trustee or, if it so elects, the Depository shall immediately succeed to its predecessor's duties as Book-Entry Custodian. The Depositor shall have the right to inspect, and to obtain copies of, any Certificates held as Book-Entry Certificates by the Book-Entry Custodian.

The Trustee, the Master Servicer, the NIMS Insurer and the Depositor may for all purposes (including the making of payments due on the Book-Entry Certificates) deal with the Depository as the authorized representative of the Certificate Owners with respect to the Book-Entry Certificates for the purposes of the exercise by Certificateholders of the rights of Certificateholders hereunder. The rights of Certificate Owners with respect to the Book-Entry Certificates shall be limited to those established by law and agreements between such Certificate Owners and the Depository Participants and brokerage firms representing such Certificate Owners. Multiple requests and directions from, and votes of, the Depository as Holder of the Book-Entry Certificates with respect to any particular matter shall not be deemed inconsistent if they are made with respect to different Certificate Owners. The Trustee may establish a reasonable record date in connection with solicitations of consents from or voting by Certificateholders and shall give notice to the Depository of such record date.

If (i)(A) the Depositor advises the Trustee in writing that the Depository is no longer willing or able to properly discharge its responsibilities as Depository, and (B) the Depositor is unable to locate a qualified successor, (ii) the Depositor at its option advises the Trustee in writing that it elects to terminate the book-entry system through the Depository or (iii) after the occurrence of a Master Servicer Event of Default, Certificate Owners representing in the aggregate not less than 51% of the Ownership Interests of the Book-Entry Certificates advise the Trustee through the Depository, in writing, that the continuation of a book-entry system through the Depository is no longer in the best interests of the Certificate Owners, the Trustee shall notify all Certificate Owners, through the Depository, of the occurrence of any such event and of the availability of Definitive Certificates to Certificate Owners requesting the same. Upon surrender to the Trustee of the Book-Entry Certificates by the Book-Entry Custodian or the Depository, as applicable, accompanied by registration instructions from the Depository for registration of transfer, the Trustee shall issue the Definitive Certificates. Such Definitive Certificates will be issued in minimum denominations of $25,000, except that any beneficial ownership that was represented by a Book-Entry Certificate in an amount less than $25,000 immediately prior to the issuance of a Definitive Certificate shall be issued in a minimum denomination equal to the amount represented by such Book-Entry Certificate. None of the Depositor, the Master Servicer or the Trustee shall be liable for any delay in the delivery of such instructions and may conclusively rely on, and shall be protected in relying on, such instructions. Upon the issuance of Definitive Certificates all references herein to obligations imposed upon or to be performed by the Depository shall be deemed to be imposed upon and performed by the Trustee, to the extent applicable with respect to such Definitive Certificates, and the Trustee shall recognize the Holders of the Definitive Certificates as Certificateholders hereunder.

Section 5.02 Registration of Transfer and Exchange of Certificates.

(a) The Trustee shall cause to be kept at one of the offices or agencies to be appointed by the Trustee in accordance with the provisions of Section 8.12 a Certificate Register for the Certificates in which, subject to such reasonable regulations as it may prescribe, the Trustee shall provide for the registration of Certificates and of transfers and exchanges of Certificates as herein provided.

(b) No transfer, sale, pledge or other disposition of any Class C Certificate, Class P Certificate or Residual Certificate shall be made unless such disposition is exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), and any applicable state securities laws or is made in accordance with the 1933 Act and laws. In the event of any such transfer (other than in connection with (i) the initial transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Depositor to the Seller, (ii) the transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Seller to an Affiliate of the Seller or to a trust, the depositor of which is an Affiliate of the Seller, (iii) the transfer of any Class C Certificate, Class P Certificate or Residual Certificates by an Affiliate of the Seller to one or more entities sponsored by such Affiliate or to a trust, the depositor of which is one or more entities sponsored by such Affiliate or (iv) a subsequent transfer of any Class C Certificates, Class P Certificates or Residual Certificates to the Seller or its designee by such entity or trust described in clauses (ii) or (iii) above to which the Certificates were previously transferred in reliance on clauses (ii) or (iii) above) (i) unless such transfer is made in reliance upon Rule 144A (as evidenced by the investment letter delivered to the Trustee, in substantially the form attached hereto as Exhibit J) under the 1933 Act, the Trustee and the Depositor shall require a written Opinion of Counsel (which may be in-house counsel) acceptable to and in form and substance reasonably satisfactory to the Trustee and the Depositor that such transfer may be made pursuant to an exemption, describing the applicable exemption and the basis therefor, from the 1933 Act or is being made pursuant to the 1933 Act, which Opinion of Counsel shall not be an expense of the Trustee or the Depositor or (ii) the Trustee shall require the transferor to execute a transferor certificate (in substantially the form attached hereto as Exhibit L) and the transferee to execute an investment letter (in substantially the form attached hereto as Exhibit J) acceptable to and in form and substance reasonably satisfactory to the Depositor and the Trustee certifying to the Depositor and the Trustee the facts surrounding such transfer, which investment letter shall not be an expense of the Trustee or the Depositor. The Holder of a Class C Certificate, Class P Certificate or Residual Certificate desiring to effect such transfer shall, and does hereby agree to, indemnify the Trustee, the Depositor and the Trust Fund against any liability that may result if the transfer is not so exempt or is not made in accordance with such federal and state laws.

(c) Each Transferee of a Class AV Certificate or Mezzanine Certificate will be deemed to have represented by virtue of its purchase or holding of such Certificate (or interest therein) that either (a) such Transferee is not a Plan or purchasing such Certificate with Plan Assets as defined below, (b) it has acquired and is holding such Certificate in reliance on Prohibited Transaction Exemption ("PTE") 90-59 at 55 F.R. 36724 (1990) or PTE 90-22 at 55 F.R. 20548 (1990) (as amended), as both such PTEs are further amended by PTE 2000-58, 65 F. R. 67765 (November 13, 2000) (the "Exemption"), and that it understands that there are certain conditions to the availability of the Exemption including that the Cap Agreement is an "eligible yield supplement agreement" within the meaning of PTE 2000-58 and that such

Certificate must be rated, at the time of purchase, not lower than "BBB-" (or its equivalent) by a Rating Agency, or (c) the following conditions are satisfied: (i) such Transferee is an insurance company, (ii) the source of funds used to purchase or hold such Certificate (or interest therein) is an "insurance company general account" (as defined in U.S. Department of Labor Prohibited Transaction Class Exemption ("PTCE") 95-60, and (iii) the conditions set forth in Sections I and III of PTCE 95-60 have been satisfied.

No transfer of a Class C Certificate, Class P Certificate or Residual Certificate or any interest therein shall be made to any Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any Person acquiring such Certificates with "Plan Assets" of a Plan within the meaning of the Department of Labor regulation promulgated at 29 C.F.R. §2510.3-101 ("Plan Assets") unless the Depositor, the Trustee and the Master Servicer are provided with an Opinion of Counsel which establishes to the satisfaction of the Depositor, the Trustee and the Master Servicer that the purchase of such Certificates is permissible under applicable law, will not constitute or result in any prohibited transaction under ERISA or Section 4975 of the Code and will not subject the Depositor, the Master Servicer, the Trustee or the Trust Fund to any obligation or liability (including obligations or liabilities under ERISA or Section 4975 of the Code) in addition to those undertaken in this Agreement, which Opinion of Counsel shall not be an expense of the Depositor, the Master Servicer, the Trustee or the Trust Fund. Neither an Opinion of Counsel nor any certification will be required in connection with the (i) initial transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Depositor to the Seller, (ii) the transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Seller to an Affiliate of the Seller or to a trust, the depositor of which is an Affiliate of the Seller, (iii) the transfer of any Class C Certificates, Class P Certificates or Residual Certificates by an Affiliate of the Seller to one or more entities sponsored by such Affiliate or to a trust the depositor of which is one or more entities sponsored by such Affiliate or (iv) a subsequent transfer of any Class C Certificates, Class P Certificates or Residual Certificates to the Seller or its designee by such entity or trust described in clauses (ii) or (iii) above to which the Certificates were previously transferred in reliance on clauses (ii) or (iii) above (in which case, the Depositor, the Seller, any such Affiliate and such entities sponsored by such Affiliate shall have deemed to have represented that the applicable transferee is not a Plan or a Person investing Plan Assets) and the Trustee shall be entitled to conclusively rely upon a representation (which, upon the request of the Trustee, shall be a written representation) from the Depositor of the status of each transferee the Seller or such an Affiliate. Each transferee of a Class C Certificate, Class P Certificate or Residual Certificate shall sign a letter substantially in the form of Exhibit I to demonstrate its compliance with this Section 5.02(c) (other than in connection with the (i) initial transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Depositor to the Seller, (ii) the transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Seller to an Affiliate of the Seller or to a trust, the depositor of which is an Affiliate of the Seller, (iii) the transfer of any Class C Certificates, Class P Certificates or Residual Certificates by an Affiliate of the Seller to one or more entities sponsored by such Affiliate or to a trust the depositor of which is one or more entities sponsored by such Affiliate or (iv) a subsequent transfer of any Class C Certificates, Class P Certificates or Residual Certificates to the Seller or its designee by such entity or trust described in clauses (ii) or (iii) above to which the Certificates were previously transferred in reliance on clauses (ii) or (iii) above).

If any Certificate or any interest therein is acquired or held in violation of the provisions of the preceding paragraphs, the next preceding permitted beneficial owner will be treated as the beneficial owner of that Certificate retroactive to the date of transfer to the purported beneficial owner. Any purported beneficial owner whose acquisition or holding of any such Certificate or interest therein was effected in violation of the provisions of the preceding paragraph shall indemnify and hold harmless the Depositor, the Master Servicer, the Trustee and the Trust Fund from and against any and all liabilities, claims, costs or expenses incurred by those parties as a result of that acquisition or holding.

(d) Each Person who has or who acquires any Ownership Interest in a Residual Certificate shall be deemed by the acceptance or acquisition of such Ownership Interest to have agreed to be bound by the following provisions and to have irrevocably appointed the Depositor or its designee as its attorney-in-fact to negotiate the terms of any mandatory sale under clause (v) below and to execute all instruments of transfer and to do all other things necessary in connection with any such sale, and the rights of each Person acquiring any Ownership Interest in a Residual Certificate are expressly subject to the following provisions:

(i) Each Person holding or acquiring any Ownership Interest in a Residual Certificate shall be a Permitted Transferee and shall promptly notify the Trustee of any change or impending change in its status as a Permitted Transferee.

(ii) No Person shall acquire an Ownership Interest in a Residual Certificate unless such Ownership Interest is a *pro rata* undivided interest.

(iii) In connection with any proposed transfer of any Ownership Interest in a Residual Certificate, the Trustee shall as a condition to registration of the transfer, require delivery to it, in form and substance satisfactory to it, of each of the following:

A. an affidavit in the form of Exhibit K hereto from the proposed transferee to the effect that such transferee is a Permitted Transferee and that it is not acquiring its Ownership Interest in the Residual Certificate that is the subject of the proposed transfer as a nominee, trustee or agent for any Person who is not a Permitted Transferee; and

B. a covenant of the proposed transferee to the effect that the proposed transferee agrees to be bound by and to abide by the transfer restrictions applicable to the Residual Certificates.

(iv) Any attempted or purported transfer of any Ownership Interest in a Residual Certificate in violation of the provisions of this Section shall be absolutely null and void and shall vest no rights in the purported transferee. If any purported transferee shall, in violation of the provisions of this Section, become a Holder of a Residual Certificate, then the prior Holder of such Residual Certificate that is a Permitted Transferee shall, upon discovery that the registration of transfer of such Residual Certificate was not in fact permitted by this Section, be restored to all rights as Holder thereof retroactive to the date of

registration of transfer of such Residual Certificate. The Trustee shall not be under any liability to any Person for any registration of transfer of a Residual Certificate that is in fact not permitted by this Section or for making any distributions due on such Residual Certificate to the Holder thereof or taking any other action with respect to such Holder under the provisions of this Agreement so long as the Trustee received the documents specified in clause (iii). The Trustee shall be entitled to recover from any Holder of a Residual Certificate that was in fact not a Permitted Transferee at the time such distributions were made all distributions made on such Residual Certificate. Any such distributions so recovered by the Trustee shall be distributed and delivered by the Trustee to the prior Holder of such Residual Certificate that is a Permitted Transferee.

(v) If any Person other than a Permitted Transferee acquires any Ownership Interest in a Residual Certificate in violation of the restrictions in this Section, then the Trustee shall have the right but not the obligation, without notice to the Holder of such Residual Certificate or any other Person having an Ownership Interest therein, to notify the Depositor to arrange for the sale of such Residual Certificate. The proceeds of such sale, net of commissions (which may include commissions payable to the Depositor or its affiliates in connection with such sale), expenses and taxes due, if any, will be remitted by the Trustee to the previous Holder of such Residual Certificate that is a Permitted Transferee, except that in the event that the Trustee determines that the Holder of such Residual Certificate may be liable for any amount due under this Section or any other provisions of this Agreement, the Trustee may withhold a corresponding amount from such remittance as security for such claim. The terms and conditions of any sale under this clause (v) shall be determined in the sole discretion of the Trustee and it shall not be liable to any Person having an Ownership Interest in a Residual Certificate as a result of its exercise of such discretion.

(vi) If any Person other than a Permitted Transferee acquires any Ownership Interest in a Residual Certificate in violation of the restrictions in this Section, then the Trustee will provide to the Internal Revenue Service, and to the persons designated in Section 860E(e)(3) of the Code, information needed to compute the tax imposed under Section 860E(e)(1) of the Code on such transfer.

The foregoing provisions of this Section shall cease to apply to transfers occurring on or after the date on which there shall have been delivered to the Trustee, in form and substance satisfactory to the Trustee, (i) written notification from each Rating Agency that the removal of the restrictions on Transfer set forth in this Section will not cause such Rating Agency to downgrade its rating of any of the Other NIM Notes, the Insured NIM Notes (without giving effect to any insurance policy issued by the NIMS Insurer) or the Certificates and (ii) an Opinion of Counsel to the effect that such removal will not cause any REMIC created hereunder to fail to qualify as a REMIC.

(e) Subject to the preceding subsections, upon surrender for registration of transfer of any Certificate at any office or agency of the Trustee designated from time to time for such purpose pursuant to Section 8.12, the Trustee shall execute and authenticate and deliver, in

the name of the designated Transferee or Transferees, one or more new Certificates of the same Class of a like aggregate Percentage Interest.

(f) At the option of the Holder thereof, any Certificate may be exchanged for other Certificates of the same Class with authorized denominations and a like aggregate Percentage Interest, upon surrender of such Certificate to be exchanged at any office or agency of the Trustee maintained for such purpose pursuant to Section 8.12. Whenever any Certificates are so surrendered for exchange the Trustee shall execute, authenticate and deliver the Certificates which the Certificateholder making the exchange is entitled to receive. Every Certificate presented or surrendered for transfer or exchange shall (if so required by the Trustee) be duly endorsed by, or be accompanied by a written instrument of transfer in the form satisfactory to the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing.

(g) No service charge shall be made for any registration of transfer or exchange of Certificates of any Class, but the Trustee may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer or exchange of Certificates.

All Certificates surrendered for registration of transfer or exchange shall be canceled by the Trustee and disposed of pursuant to its standard procedures.

Section 5.03 Mutilated, Destroyed, Lost or Stolen Certificates.

If (i) any mutilated Certificate is surrendered to the Trustee or the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Certificate and (ii) there is delivered to the Trustee and the Depositor and (in the case of a Class C Certificate or Class P Certificate) the NIMS Insurer such security or indemnity as may be required by them to save each of them, and the Trust Fund, harmless, then, in the absence of notice to the Trustee that such Certificate has been acquired by a bona fide purchaser, the Trustee shall execute, authenticate and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Certificate, a new Certificate of like tenor and Percentage Interest. Upon the issuance of any new Certificate under this Section, the Trustee may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) in connection therewith. Any duplicate Certificate issued pursuant to this Section, shall constitute complete and indefeasible evidence of ownership in the Trust, as if originally issued, whether or not the lost, stolen or destroyed Certificate shall be found at any time.

Section 5.04 Persons Deemed Owners.

The Master Servicer, the Depositor, the Trustee, the NIMS Insurer and any agent of the Master Servicer, the Depositor, the Trustee or the NIMS Insurer may treat the Person, including a Depository, in whose name any Certificate is registered as the owner of such Certificate for the purpose of receiving distributions pursuant to Section 4.01 and for all other purposes whatsoever, and none of the Master Servicer, the Depositor, the Trustee, the NIMS Insurer nor any agent of any of them shall be affected by notice to the contrary.

ARTICLE VI

THE MASTER SERVICER AND THE DEPOSITOR

Section 6.01 Liability of the Master Servicer and the Depositor.

The Depositor and the Master Servicer each shall be liable in accordance herewith only to the extent of the obligations specifically imposed by this Agreement and undertaken hereunder by the Depositor and the Master Servicer herein.

Section 6.02 Merger or Consolidation of the Depositor or the Master Servicer.

Subject to the following paragraph, the Depositor will keep in full effect its existence, rights and franchises as a corporation under the laws of the jurisdiction of its incorporation. Subject to the following paragraph, the Master Servicer will keep in full effect its existence, rights and franchises as a corporation under the laws of the jurisdiction of its incorporation and its qualification as an approved conventional seller/servicer for Fannie Mae or Freddie Mac in good standing. The Depositor and the Master Servicer each will obtain and preserve its qualification to do business as a foreign corporation in each jurisdiction in which such qualification is or shall be necessary to protect the validity and enforceability of this Agreement, the Certificates or any of the Mortgage Loans and to perform its respective duties under this Agreement.

The Depositor or the Master Servicer may be merged or consolidated with or into any Person, or transfer all or substantially all of its assets to any Person, in which case any Person resulting from any merger or consolidation to which the Depositor or the Master Servicer shall be a party, or any Person succeeding to the business of the Depositor or the Master Servicer, shall be the successor of the Depositor or the Master Servicer, as the case may be, hereunder, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding; provided, however, that the successor or surviving Person to the Master Servicer shall be qualified to service mortgage loans on behalf of Fannie Mae or Freddie Mac; and provided further that the Rating Agencies' ratings of the Other NIM Notes, the Class AV Certificates and the Mezzanine Certificates and the shadow rating of the Insured NIM Notes (without giving effect to any insurance policy issued by the NIMS Insurer) in effect immediately prior to such merger or consolidation will not be qualified, reduced or withdrawn as a result thereof (as evidenced by a letter to such effect from the Rating Agencies to the Trustee).

Section 6.03 Limitation on Liability of the Depositor, the Master Servicer and Others.

None of the Depositor, the Master Servicer or any of the directors, officers, employees or agents of the Depositor or the Master Servicer shall be under any liability to the Trust Fund or the Certificateholders for any action taken or for refraining from the taking of any action in good faith pursuant to this Agreement, or for errors in judgment; provided, however, that this provision shall not protect the Depositor, the Master Servicer or any such person against any breach of warranties, representations or covenants made herein, or against any specific liability imposed on the Master Servicer or the Depositor, as applicable, pursuant hereto, or against any liability which would otherwise be imposed by reason of willful misfeasance, bad faith or

negligence in the performance of duties or by reason of reckless disregard of obligations and duties hereunder. The Depositor, the Master Servicer and any director, officer, employee or agent of the Depositor or the Master Servicer may rely in good faith on any document of any kind which, *prima facie*, is properly executed and submitted by any Person respecting any matters arising hereunder. The Depositor, the Master Servicer and any director, officer, employee or agent of the Depositor or the Master Servicer shall be indemnified and held harmless by the Trust Fund against any loss, liability or expense incurred in connection with any legal action relating to this Agreement or the Certificates, other than any loss, liability or expense relating to any specific Mortgage Loan or Mortgage Loans (except as any such loss, liability or expense shall be otherwise reimbursable pursuant to this Agreement) or any loss, liability or expense incurred by reason of willful misfeasance, bad faith or negligence in the performance of duties hereunder or by reason of reckless disregard of obligations and duties hereunder. Neither the Depositor nor the Master Servicer shall be under any obligation to appear in, prosecute or defend any legal action unless such action is related to its respective duties under this Agreement and, in its opinion, does not involve it in any expense or liability; provided, however, that each of the Depositor and the Master Servicer may in its discretion undertake any such action which it may deem necessary or desirable with respect to this Agreement and the rights and duties of the parties hereto and the interests of the Certificateholders hereunder. In such event, unless the Depositor or the Master Servicer acts without the consent of Holders of Certificates entitled to at least 51% of the Voting Rights (which consent shall not be necessary in the case of litigation or other legal action by either to enforce their respective rights or defend themselves hereunder), the legal expenses and costs of such action and any liability resulting therefrom (except any loss, liability or expense incurred by reason of willful misfeasance, bad faith or negligence in the performance of duties hereunder or by reason of reckless disregard of obligations and duties hereunder) shall be expenses, costs and liabilities of the Trust Fund, and the Depositor and the Master Servicer shall be entitled to be reimbursed therefor from the Collection Account as and to the extent provided in Section 3.11, any such right of reimbursement being prior to the rights of the Certificateholders to receive any amount in the Collection Account.

The Master Servicer (except the Trustee to the extent it has succeeded the Master Servicer as required hereunder) indemnifies and holds the Trustee, the Depositor and the Trust Fund harmless against any and all claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, fees and expenses that the Trustee, the Depositor or the Trust Fund may sustain in any way related to the failure of the Master Servicer to perform its duties and service the Mortgage Loans in compliance with the terms of this Agreement. The Master Servicer shall immediately notify the Trustee, the NIMS Insurer and the Depositor if a claim is made that may result in such claims, losses, penalties, fines, forfeitures, legal fees or related costs, judgments, or any other costs, fees and expenses, and the Master Servicer shall assume (with the consent of the Trustee) the defense of any such claim and pay all expenses in connection therewith, including reasonable counsel fees, and promptly pay, discharge and satisfy any judgment or decree which may be entered against the Master Servicer, the Trustee, the Depositor and/or the Trust Fund in respect of such claim. The provisions of this paragraph shall survive the termination of this Agreement and the payment of the outstanding Certificates.

Section 6.04 Limitation on Resignation of Master Servicer.

The Master Servicer shall not resign from the obligations and duties hereby imposed on it except (i) upon determination that its duties hereunder are no longer permissible under applicable law or (ii) with the written consent of the Trustee and the NIMS Insurer and written confirmation from each Rating Agency (which confirmation shall be furnished to the Depositor and the Trustee) that such resignation will not cause such Rating Agency to reduce the then current rating of any of the Other NIM Notes, the Class AV Certificates or the Mezzanine Certificates or the shadow rating of the Insured NIM Notes (without giving effect to any insurance policy issued by the NIMS Insurer). Any such determination pursuant to clause (i) of the preceding sentence permitting the resignation of the Master Servicer shall be evidenced by an Opinion of Counsel to such effect obtained at the expense of the Master Servicer and delivered to the Trustee. No resignation of the Master Servicer shall become effective until the Trustee or a successor servicer reasonably acceptable to the NIMS Insurer shall have assumed the Master Servicer's responsibilities, duties, liabilities (other than those liabilities arising prior to the appointment of such successor) and obligations under this Agreement.

Except as expressly provided herein, the Master Servicer shall not assign or transfer any of its rights, benefits or privileges hereunder to any other Person, nor delegate to or subcontract with, nor authorize or appoint any other Person to perform any of the duties, covenants or obligations to be performed by the Master Servicer hereunder. The foregoing prohibition on assignment shall not prohibit the Master Servicer from designating a Sub-Servicer as payee of any indemnification amount payable to the Master Servicer hereunder; provided, however, that as provided in Section 3.06 hereof, no Sub-Servicer shall be a third-party beneficiary hereunder and the parties hereto shall not be required to recognize any Sub-Servicer as an indemnitee under this Agreement. If, pursuant to any provision hereof, the duties of the Master Servicer are transferred to a successor master servicer, the entire amount of the Servicing Fee and other compensation payable to the Master Servicer pursuant hereto shall thereafter be payable to such successor master servicer.

Section 6.05 Rights of the Depositor, the NIMS Insurer and the Trustee in Respect of the Master Servicer.

The Master Servicer shall afford (and any Sub-Servicing Agreement shall provide that each Sub-Servicer shall afford) the Depositor, the NIMS Insurer and the Trustee, upon reasonable notice, during normal business hours, access to all records maintained by the Master Servicer (and any such Sub-Servicer) in respect of the Master Servicer's rights and obligations hereunder and access to officers of the Master Servicer (and those of any such Sub-Servicer) responsible for such obligations. Upon request, the Master Servicer shall furnish to the Depositor, the NIMS Insurer and the Trustee its (and any such Sub-Servicer's) most recent financial statements and such other information relating to the Master Servicer's capacity to perform its obligations under this Agreement that it possesses. To the extent such information is not otherwise available to the public, the Depositor, the NIMS Insurer and the Trustee shall not disseminate any information obtained pursuant to the preceding two sentences without the Master Servicer's (or any such Sub-Servicer's) written consent, except as required pursuant to this Agreement or to the extent that it is necessary to do so (i) in working with legal counsel, auditors, taxing authorities or other governmental agencies, rating agencies or reinsurers or (ii) pursuant to any law, rule, regulation, order, judgment, writ, injunction or decree of any court

or governmental authority having jurisdiction over the Depositor, the NIMS Insurer, the Trustee or the Trust Fund, and in either case, the Depositor or the Trustee, as the case may be, shall use, and the NIMS Insurer shall be deemed to have agreed with the parties hereto to use, its best efforts to assure the confidentiality of any such disseminated non-public information. The Depositor may, but is not obligated to, enforce the obligations of the Master Servicer under this Agreement and may, but is not obligated to, perform, or cause a designee to perform, any defaulted obligation of the Master Servicer under this Agreement or exercise the rights of the Master Servicer under this Agreement; provided that the Master Servicer shall not be relieved of any of its obligations under this Agreement by virtue of such performance by the Depositor or its designee. The Depositor shall not have any responsibility or liability for any action or failure to act by the Master Servicer and is not obligated to supervise the performance of the Master Servicer under this Agreement or otherwise.

ARTICLE VII

DEFAULT

Section 7.01 Master Servicer Events of Default.

"Master Servicer Event of Default," wherever used herein, means any one of the following events:

(i) any failure by the Master Servicer to remit to the Trustee for distribution to the Certificateholders any payment (other than an Advance required to be made from its own funds on any Master Servicer Remittance Date pursuant to Section 4.04) required to be made under the terms of the Certificates and this Agreement which continues unremedied for a period of one Business Day after the date upon which written notice of such failure, requiring the same to be remedied, shall have been given to the Master Servicer by the Depositor, the Trustee (in which case notice shall be provided by telecopy), or to the Master Servicer, the Depositor and the Trustee by the NIMS Insurer or the Holders of Certificates entitled to at least 25% of the Voting Rights; or

(ii) any failure on the part of the Master Servicer duly to observe or perform in any material respect any of the covenants or agreements on the part of the Master Servicer contained in this Agreement which continues unremedied for a period of 45 days (30 days in the case of any failure to maintain a Sub-Servicing Agreement with an eligible Sub-Servicer to the extent required in accordance with Section 3.02(c)) after the earlier of (i) the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Master Servicer by the Depositor or the Trustee, or to the Master Servicer, the Depositor and the Trustee by the NIMS Insurer or the Holders of Certificates entitled to at least 25% of the Voting Rights and (ii) actual knowledge of such failure by a Servicing Representative of the Master Servicer; or

(iii) a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law or the appointment of

a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceeding, or for the winding-up or liquidation of its affairs, shall have been entered against the Master Servicer and if such proceeding is being contested by the Master Servicer in good faith, such decree or order shall have remained in force undischarged or unstayed for a period of 60 days or results in the entry of an order for relief or any such adjudication or appointment; or

(iv) the Master Servicer shall consent to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings of or relating to it or of or relating to all or substantially all of its property; or

(v) the Master Servicer shall admit in writing its inability to pay is debts generally as they become due, file a petition to take advantage of any applicable insolvency or reorganization statute, make an assignment for the benefit of its creditors; or

(vi) any failure by the Master Servicer of the Master Servicer Termination Test; or

(vii) any failure of the Master Servicer to make, or cause an Advancing Person to make, any Advance on any Master Servicer Remittance Date required to be made from its own funds pursuant to Section 4.04 which continues unremedied until 3:00 p.m. New York time on the Business Day immediately following the Master Servicer Remittance Date; or

(viii) the Master Servicer ceases to be an approved seller or servicer of Fannie Mae.

If a Master Servicer Event of Default described in clauses (i) through (vi) of this Section shall occur, then, and in each and every such case, so long as such Master Servicer Event of Default shall not have been remedied, the Depositor or the Trustee may, and at the written direction of the NIMS Insurer or the Holders of Certificates entitled to at least 51% of Voting Rights, the Trustee shall, by notice in writing to the NIMS Insurer and the Master Servicer (and to the Depositor if given by the Trustee or to the Trustee if given by the Depositor), terminate all of the rights and obligations of the Master Servicer in its capacity as Master Servicer under this Agreement, to the extent permitted by law, and in and to the Mortgage Loans and the proceeds thereof. If a Master Servicer Event of Default described in clauses (vii) or (viii) hereof shall occur, the Trustee shall, by notice in writing to the Master Servicer (delivered immediately by facsimile and effective on the date of acknowledgement of receipt in the case of a Master Servicer Event of Default described in clause (vii)), the NIMS Insurer and the Depositor, terminate all of the rights and obligations of the Master Servicer in its capacity as Master Servicer under this Agreement and in and to the Mortgage Loans and the proceeds thereof. On or after the receipt by the Master Servicer of such written notice, all authority and power of the Master Servicer under this Agreement, whether with respect to the Certificates (other than as a Holder of any Certificate) or the Mortgage Loans or otherwise, shall pass to and be vested in the Trustee pursuant to and under this Section and, without limitation, the Trustee is hereby

authorized and empowered, as attorney-in-fact or otherwise, to execute and deliver on behalf of and at the expense of the Master Servicer, any and all documents and other instruments and to do or accomplish all other acts or things necessary or appropriate to effect the purposes of such notice of termination, whether to complete the transfer and endorsement or assignment of the Mortgage Loans and related documents, or otherwise. The Master Servicer agrees, at its sole cost and expense, promptly (and in any event no later than ten Business Days subsequent to such notice) to provide the Trustee with all documents and records requested by it to enable it to assume the Master Servicer's functions under this Agreement, and to cooperate with the Trustee in effecting the termination of the Master Servicer's responsibilities and rights under this Agreement, including, without limitation, the transfer within one Business Day to the Trustee for administration by it of all cash amounts which at the time shall be or should have been credited by the Master Servicer to the Collection Account held by or on behalf of the Master Servicer, or any REO Account or Servicing Account held by or on behalf of the Master Servicer or thereafter be received with respect to the Mortgage Loans or any REO Property (provided, however, that the Master Servicer shall continue to be entitled to receive all amounts accrued or owing to it under this Agreement on or prior to the date of such termination, whether in respect of Advances or otherwise, and shall continue to be entitled to the benefits of Section 6.03, notwithstanding any such termination, with respect to events occurring prior to such termination). For purposes of this Section 7.01, the Trustee shall not be deemed to have knowledge of a Master Servicer Event of Default unless a Responsible Officer of Trustee assigned to and working in the Trustee's Corporate Trust Office has actual knowledge thereof or unless written notice of any event which is in fact such a Master Servicer Event of Default is received by the Trustee and such notice references the Certificates, any of the Trust REMICs or this Agreement.

The Trustee shall be entitled to be reimbursed by the Master Servicer (or by the Trust Fund if the Master Servicer is unable to fulfill its obligations hereunder) for all costs associated with the transfer of servicing from the predecessor master servicer, including without limitation, any costs or expenses associated with the complete transfer of all servicing data and the completion, correction or manipulation of such servicing data as may be required by the Trustee to correct any errors or insufficiencies in the servicing data or otherwise to enable the Trustee to service the Mortgage Loans properly and effectively.

Section 7.02 Trustee to Act; Appointment of Successor.

(a) On and after the time the Master Servicer receives a notice of termination, the Trustee shall be the successor in all respects to the Master Servicer in its capacity as Master Servicer under this Agreement and the transactions set forth or provided for herein and shall be subject to all the responsibilities, duties and liabilities relating thereto and arising thereafter, which shall be assumed by the Trustee (except for any representations or warranties of the Master Servicer under this Agreement, the responsibilities, duties and liabilities contained in Section 2.03(c) and its obligation to deposit amounts in respect of losses pursuant to Section 3.12) by the terms and provisions hereof including, without limitation, the Master Servicer's obligations to make Advances pursuant to Section 4.04; provided, however, that if the Trustee is prohibited by law or regulation from obligating itself to make advances regarding delinquent Mortgage Loans, then the Trustee shall not be obligated to make Advances pursuant to Section 4.04; and provided further, that any failure to perform such duties or responsibilities caused by the Master Servicer's failure to provide information required by Section 7.01 shall not be considered a default by the Trustee as successor to the Master Servicer hereunder; provided,

however, it is understood and acknowledged by the parties that there will be a period of transition (not to exceed 90 days) before the servicing transfer is fully effected. As compensation therefor, the Trustee shall be entitled to the Servicing Fee and all funds relating to the Mortgage Loans to which the Master Servicer would have been entitled if it had continued to act hereunder (other than amounts which were due or would become due to the Master Servicer prior to its termination or resignation). Notwithstanding anything herein to the contrary, in no event shall the Trustee be liable for any Servicing Fee or for any differential in the amount of the Servicing Fee paid hereunder and the amount necessary to induce any successor Master Servicer to act as successor Master Servicer under this Agreement and the transactions set forth or provided for herein. After the Master Servicer receives a notice of termination, notwithstanding the above and subject to the next paragraph, the Trustee may, if it shall be unwilling to so act, or shall, if it is unable to so act or if it is prohibited by law from making advances regarding delinquent Mortgage Loans, or if the NIMS Insurer or the Holders of Certificates entitled to at least 51% of the Voting Rights so request in writing to the Trustee, promptly appoint, or petition a court of competent jurisdiction to appoint, an established mortgage loan servicing institution acceptable to each Rating Agency, having a net worth of not less than $15,000,000 and reasonably acceptable to the NIMS Insurer, as the successor to the Master Servicer under this Agreement in the assumption of all or any part of the responsibilities, duties or liabilities of the Master Servicer under this Agreement.

No appointment of a successor to the Master Servicer under this Agreement shall be effective until the assumption by the successor of all of the Master Servicer's responsibilities, duties and liabilities hereunder. In connection with such appointment and assumption described herein, the Trustee may make such arrangements for the compensation of such successor out of payments on Mortgage Loans as it and such successor shall agree; provided, however, that no such compensation shall be in excess of that permitted the Master Servicer as such hereunder. The Depositor, the Trustee and such successor shall take such action, consistent with this Agreement, as shall be necessary to effectuate any such succession. Pending appointment of a successor to the Master Servicer under this Agreement, the Trustee shall act in such capacity as hereinabove provided.

Upon removal or resignation of the Master Servicer, the Trustee, with the cooperation of the Depositor, (x) shall solicit bids for a successor Master Servicer as described below and (y) pending the appointment of a successor Master Servicer as a result of soliciting such bids, shall serve as Master Servicer of the Mortgage Loans serviced by such predecessor Master Servicer. The Trustee shall solicit, by public announcement, bids from housing and home finance institutions, banks and mortgage servicing institutions meeting the qualifications set forth in the first paragraph of this Section 7.02 (including the Trustee or any affiliate thereof). Such public announcement shall specify that the successor Master Servicer shall be entitled to the servicing compensation agreed upon between the Trustee, the successor Master Servicer and the Depositor; provided, however, that no such fee shall exceed the Servicing Fee. Within thirty days after any such public announcement, the Trustee with the cooperation of the Depositor, shall negotiate in good faith and effect the sale, transfer and assignment of the servicing rights and responsibilities hereunder to the qualified party submitting the highest satisfactory bid as to the price they will pay to obtain such servicing. The Trustee, upon receipt of the purchase price shall pay such purchase price to the Master Servicer being so removed, after deducting from any sum received by the Trustee from the successor to the Master Servicer in respect of such sale, transfer and assignment all costs and expenses of any public announcement and of any sale,

transfer and assignment of the servicing rights and responsibilities reasonably incurred hereunder. After such deductions, the remainder of such sum shall be paid by the Trustee to the Master Servicer at the time of such sale.

(b) If the Master Servicer fails to remit to the Trustee for distribution to the Certificateholders any payment required to be made under the terms of this Agreement (for purposes of this Section 7.02(b), a "Remittance") because the Master Servicer is the subject of a proceeding under the Bankruptcy Code and the making of such Remittance is prohibited by Section 362 of the Bankruptcy Code, the Trustee shall upon written notice of such prohibition, regardless of whether it has received a notice of termination under Section 7.01, shall be treated as though it had succeeded to the Master Servicer and shall advance the amount of such Remittance by depositing such amount in the Distribution Account on the related Distribution Date. The Trustee shall be obligated to make such advance only if (i) such advance, in the good faith judgment of the Trustee can reasonably be expected to be ultimately recoverable from Stayed Funds and (ii) the Trustee is not prohibited by law from making such advance or obligating itself to do so. Upon remittance of the Stayed Funds to the Trustee or the deposit thereof in the Distribution Account by the Master Servicer, a trustee in bankruptcy or a federal bankruptcy court, the Trustee may recover the amount so advanced, without interest, by withdrawing such amount from the Distribution Account; however, nothing in this Agreement shall be deemed to affect the Trustee's rights to recover from the Master Servicer's own funds interest on the amount of any such advance. If the Trustee at any time makes an advance under this Subsection which it later determines in its good faith judgment will not be ultimately recoverable from the Stayed Funds with respect to which such advance was made, the Trustee shall be entitled to reimburse itself for such advance, without interest, by withdrawing from the Distribution Account, out of amounts on deposit therein, an amount equal to the portion of such advance attributable to the Stayed Funds.

Section 7.03 Notification to Certificateholders.

(a) Upon any termination of the Master Servicer pursuant to Section 7.01 above or any appointment of a successor to the Master Servicer pursuant to Section 7.02 above, the Trustee shall give prompt written notice thereof to Certificateholders at their respective addresses appearing in the Certificate Register and to the NIMS Insurer.

(b) Not later than the later of 60 days after the occurrence of any event, which constitutes or which, with notice or lapse of time or both, would constitute a Master Servicer Event of Default or five days after a Responsible Officer of the Trustee becomes aware of the occurrence of such an event, the Trustee shall transmit by mail to all Holders of Certificates and to the NIMS Insurer notice of each such occurrence, unless such default or Master Servicer Event of Default shall have been cured or waived.

Section 7.04 Waiver of Master Servicer Events of Default.

The Holders representing at least 66% of the Voting Rights evidenced by all Classes of Certificates affected by any default or Master Servicer Event of Default hereunder may, with the consent of the NIMS Insurer, waive such default or Master Servicer Event of Default; provided, however, that a default or Master Servicer Event of Default under clause (i) or (vii) of Section 7.01 may be waived only by all of the Holders of the Regular Certificates and the NIMS

Insurer (as evidenced by the written consent of the NIMS Insurer). Upon any such waiver of a default or Master Servicer Event of Default, such default or Master Servicer Event of Default shall cease to exist and shall be deemed to have been remedied for every purpose hereunder. No such waiver shall extend to any subsequent or other default or Master Servicer Event of Default or impair any right consequent thereon except to the extent expressly so waived.

ARTICLE VIII

THE TRUSTEE

Section 8.01 Duties of Trustee.

The Trustee, prior to the occurrence of a Master Servicer Event of Default and after the curing of all Master Servicer Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Agreement. During a Master Servicer Event of Default, the Trustee shall exercise such of the rights and powers vested in it by this Agreement, and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs. Any permissive right of the Trustee enumerated in this Agreement shall not be construed as a duty.

The Trustee, upon receipt of all resolutions, certificates, statements, opinions, reports, documents, orders or other instruments furnished to the Trustee which are specifically required to be furnished pursuant to any provision of this Agreement, shall examine them to determine whether they conform to the requirements of this Agreement. If any such instrument is found not to conform to the requirements of this Agreement in a material manner, the Trustee shall take such action as it deems appropriate to have the instrument corrected, and if the instrument is not corrected to the Trustee's satisfaction, the Trustee will provide notice thereof to the Certificateholders.

No provision of this Agreement shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own misconduct; provided, however, that:

(i) Prior to the occurrence of a Master Servicer Event of Default, and after the curing of all such Master Servicer Events of Default which may have occurred, the duties and obligations of the Trustee shall be determined solely by the express provisions of this Agreement, the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Agreement, no implied covenants or obligations shall be read into this Agreement against the Trustee and, in the absence of bad faith on the part of the Trustee, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee that conform to the requirements of this Agreement;

(ii) The Trustee shall not be personally liable for an error of judgment made in good faith by a Responsible Officer or Responsible Officers of the Trustee unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts; and

(iii) The Trustee shall not be personally liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the direction of the NIMS Insurer or the Holders of Certificates entitled to at least 25% of the Voting Rights relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Agreement.

Section 8.02 Certain Matters Affecting the Trustee.

(a) Except as otherwise provided in Section 8.01:

(i) The Trustee may request and rely conclusively upon and shall be fully protected in acting or refraining from acting upon any resolution, Officers' Certificate, certificate of auditors or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, appraisal, bond or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties and the manner of obtaining consents and evidencing the authorization of the execution thereof shall be subject to such reasonable regulations as the Trustee may prescribe;

(ii) The Trustee may consult with counsel and any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by it hereunder in good faith and in accordance with such Opinion of Counsel;

(iii) The Trustee shall be under no obligation to exercise any of the trusts or powers vested in it by this Agreement or to institute, conduct or defend any litigation hereunder or in relation hereto at the request, order or direction of any of the NIMS Insurer or the Certificateholders, pursuant to the provisions of this Agreement, unless the NIMS Insurer or such Certificateholders shall have offered to the Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities which may be incurred therein or thereby; nothing contained herein shall, however, relieve the Trustee of the obligation, upon the occurrence of a Master Servicer Event of Default (which has not been cured or waived), to exercise such of the rights and powers vested in it by this Agreement, and to use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs;

(iv) The Trustee shall not be personally liable for any action taken, suffered or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Agreement;

(v) Prior to the occurrence of a Master Servicer Event of Default hereunder and after the curing of all Master Servicer Events of Default which may have occurred, the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond or other paper or

document, unless requested in writing to do so by the NIMS Insurer or the Holders of Certificates entitled to at least 25% of the Voting Rights; provided, however, that if the payment within a reasonable time to the Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee not reasonably assured to the Trustee by the NIMS Insurer or such Certificateholders, the Trustee may require reasonable indemnity against such expense, or liability from the NIMS Insurer or such Certificateholders as a condition to taking any such action;

(vi) The Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents custodians, nominees or attorneys and shall not be responsible for any willful misconduct or negligence of such agents, custodians, nominees or attorneys (as long as such agents, custodians, nominees or attorneys are appointed with due and proper care);

(vii) The Trustee shall not be personally liable for any loss resulting from the investment of funds held in the Collection Account at the direction of the Master Servicer pursuant to Section 3.12; and

(viii) Except as otherwise expressly provided herein, none of the provisions of this Agreement shall require the Trustee to expend or risk its own funds or otherwise to incur any liability, financial or otherwise, in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers (not including expenses, disbursements and advances incurred or made by the Trustee including the compensation and the expenses and disbursements of its agents and counsel, in the ordinary course of the Trustee's performance in accordance with the provisions of this Agreement) if it shall have reasonable grounds for believing that repayment of such funds or indemnity satisfactory to it against such risk or liability is not assured to it.

(b) All rights of action under this Agreement or under any of the Certificates, enforceable by the Trustee may be enforced by it without the possession of any of the Certificates, or the production thereof at the trial or other proceeding relating thereto, and any such suit, action or proceeding instituted by the Trustee shall be brought in its name for the benefit of all the Holders of such Certificates, subject to the provisions of this Agreement.

Section 8.03 Trustee Not Liable for Certificates or Mortgage Loans.

The recitals contained herein and in the Certificates (other than the signature of the Trustee, the execution and authentication of the Trustee on the Certificates, the acknowledgments of the Trustee contained in Article II and the representations and warranties of the Trustee in Section 8.13) shall be taken as the statements of the Depositor, and the Trustee shall not assume any responsibility for their correctness. The Trustee makes no representations or warranties as to the validity or sufficiency of this Agreement (other than as specifically set forth in Section 8.13) or of the Certificates (other than execution and authentication of the Trustee on the Certificates) or of any Mortgage Loan or related document. The Trustee shall not be accountable for the use or application by the Depositor of any of the Certificates or of the

proceeds of the Certificates, or for the use or application of any funds paid to the Depositor or the Master Servicer in respect of the Mortgage Loans or deposited in or withdrawn from the Collection Account by the Master Servicer, other than any funds held by or on behalf of the Trustee in accordance with Section 3.10.

Section 8.04 Trustee May Own Certificates.

The Trustee in its individual capacity or any other capacity may become the owner or pledgee of Certificates with the same rights it would have if it were not Trustee and may transact banking and/or trust business with the Seller, the Depositor, the Master Servicer or their Affiliates.

Section 8.05 Trustee's Fees and Expenses.

(a) On the Closing Date, the Depositor shall pay to the Trustee as specified in a separate agreement between the Depositor and the Trustee. The Trustee shall withdraw from the Distribution Account on each Distribution Date and pay to itself the Trustee Fee for such Distribution Date and one day's interest earnings (net of losses) on amounts on deposit in the Distribution Account. The right to receive the Trustee Fee may not be transferred in whole or in part except in connection with the transfer of all of the Trustee's responsibilities and obligations under this Agreement.

The Trustee, and any director, officer, employee or agent of the Trustee shall be indemnified by the Trust Fund and held harmless against any loss, liability or expense (not including expenses, disbursements and advances incurred or made by the Trustee, including the compensation and the expenses and disbursements of its agents and counsel, in the ordinary course of the Trustee's performance in accordance with the provisions of this Agreement) incurred by the Trustee arising out of or in connection with the acceptance or administration of its obligations (including, without limitation, its obligation to enter into the Cap Assignment) and duties under this Agreement, other than any loss, liability or expense (i) in any way relating to the failure of the Master Servicer to perform its duties and service the Mortgage Loans in compliance with the terms of this Agreement, (ii) that constitutes a specific liability of the Trustee pursuant to Section 10.01(c) or (iii) any loss, liability or expense incurred by reason of willful misfeasance, bad faith or negligence in the performance of duties hereunder or by reason of reckless disregard of obligations and duties hereunder, including as a result of a breach of the Trustee's obligations under Article X hereof. Any amounts payable to the Trustee or any director, officer, employee or agent of the Trustee in respect of the indemnification provided by this paragraph (a), or pursuant to any other right of reimbursement from the Trust Fund that the Trustee or any director, officer, employee or agent of the Trustee may have hereunder in its capacity as such, may be withdrawn by the Trustee from the Distribution Account at any time. Such indemnity shall survive the termination of this Agreement and the resignation of the Trustee.

As a limitation on the foregoing with respect to certain expenses of the Trustee, the Trustee shall receive from the Trust Fund amounts with respect to indemnification for counsel fees and expenses (collectively, "Legal Fees") in connection with any third-party litigation or other claims alleging violations of laws or regulations relating to consumer lending and/or servicing of the Trust Fund (collectively, "Third Party Claims") in an amount not greater than

$25,000 per month, and $600,000 in the aggregate (with amounts in excess of $25,000 for any month carried-forward to subsequent months, until the $600,000 aggregate maximum is reached). The Trustee shall have no obligation to incur additional expenses for which reimbursement is limited pursuant to this paragraph in excess of the aggregate limit set forth above unless it has received reasonable security or indemnity for such additional expenses. The Certificateholders shall hold the Trustee harmless for any consequences to such Certificateholders resulting from any failure of the Trustee to incur any such additional expenses in excess of the aforementioned aggregate limit.

(b) Without limiting the Master Servicer's indemnification obligations under Section 6.03, the Master Servicer agrees to indemnify the Trustee from, and hold it harmless against, any loss, liability or expense resulting from a breach of the Master Servicer's obligations and duties under this Agreement. Such indemnity shall survive the termination or discharge of this Agreement and the resignation or removal of the Trustee. Any payment under this Section 8.05(b) made by the Master Servicer to the Trustee shall be from the Master Servicer's own funds, without reimbursement from the Trust Fund therefor.

Section 8.06 Eligibility Requirements for Trustee.

The Trustee hereunder shall at all times be a corporation or an association (other than the Depositor, the Seller, the Master Servicer or any Affiliate of the foregoing) organized and doing business under the laws of any state or the United States of America, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal or state authority. If such corporation or association publishes reports of conditions at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section the combined capital and surplus of such corporation or association shall be deemed to be its combined capital and surplus as set forth in its most recent report of conditions so published. In case at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, the Trustee shall resign immediately in the manner and with the effect specified in Section 8.07.

Section 8.07 Resignation or Removal of Trustee.

The Trustee may at any time resign and be discharged from the trust hereby created by giving written notice thereof to the NIMS Insurer, the Depositor, the Master Servicer and the Certificateholders. Upon receiving such notice of resignation, the Depositor shall promptly appoint a successor Trustee by written instrument, in duplicate, which instrument shall be delivered to the resigning Trustee and to the successor Trustee acceptable to the NIMS Insurer and to the Holders of Certificates entitled to at least 51% of the Voting Rights. A copy of such instrument shall be delivered to the Certificateholders and the Master Servicer by the Depositor. If no successor Trustee shall have been so appointed and have accepted appointment within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If at any time the Trustee shall cease to be eligible in accordance with the provisions of Section 8.06 and shall fail to resign after written request therefor by the Depositor or the NIMS Insurer, or if at any time the Trustee shall become incapable of acting, or shall be adjudged

bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the Depositor or the NIMS Insurer, may remove the Trustee and the Depositor may appoint a successor Trustee, acceptable to the NIMS Insurer and to the Holders of Certificates entitled to at least 51% of the Voting Rights, by written instrument, in duplicate, which instrument shall be delivered to the Trustee so removed and to the successor Trustee. A copy of such instrument shall be delivered to the Certificateholders and the Master Servicer by the Depositor.

The Holders of Certificates entitled to at least 51% of the Voting Rights, with the consent of the NIMS Insurer, may at any time remove the Trustee and appoint a successor Trustee by written instrument or instruments, in triplicate, signed by the NIMS Insurer or such Holders, as applicable, or their attorneys-in-fact duly authorized, one complete set of which instruments shall be delivered to the Depositor, one complete set to the Trustee so removed and one complete set to the successor so appointed. A copy of such instrument shall be delivered to the NIMS Insurer, the Certificateholders and the Master Servicer by the Depositor.

Any resignation or removal of the Trustee and appointment of a successor Trustee pursuant to any of the provisions of this Section shall not become effective until acceptance of appointment by the successor Trustee as provided in Section 8.08.

Section 8.08 Successor Trustee.

Any successor Trustee appointed as provided in Section 8.07 shall execute, acknowledge and deliver to the Depositor, and to its predecessor Trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become fully vested with all the rights, powers, duties and obligations of its predecessor hereunder, with the like effect as if originally named as Trustee herein. The predecessor Trustee shall deliver to the successor Trustee all Mortgage Files and related documents and statements, as well as all moneys, held by it hereunder (other than any Mortgage Files at the time held by a Custodian, which Custodian shall become the agent of any successor Trustee hereunder), and the Depositor and the predecessor Trustee shall execute and deliver such instruments and do such other things as may reasonably be required for more fully and certainly vesting and confirming in the successor Trustee all such rights, powers, duties and obligations.

No successor Trustee shall accept appointment as provided in this Section unless at the time of such acceptance such successor Trustee shall be eligible under the provisions of Section 8.06 and the appointment of such successor Trustee shall not result in a downgrading of the ratings of any of the Other NIM Notes or of any Class of Certificates or of the shadow ratings of the Insured NIM Notes (without giving effect to any insurance policy issued by the NIMS Insurer) by any Rating Agency, as evidenced by a letter from each Rating Agency.

Upon acceptance of appointment by a successor Trustee as provided in this Section, the Depositor shall mail notice of the succession of such Trustee hereunder to all Holders of Certificates at their addresses as shown in the Certificate Register. If the Depositor fails to mail such notice within 10 days after acceptance of appointment by the successor Trustee, the successor Trustee shall cause such notice to be mailed at the expense of the Depositor.

Section 8.09 Merger or Consolidation of Trustee.

Any corporation or association into which the Trustee may be merged or converted or with which it may be consolidated or any corporation or association resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation or association succeeding to the business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation or association shall be eligible under the provisions of Section 8.06, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

Section 8.10 Appointment of Co-Trustee or Separate Trustee.

Notwithstanding any other provisions hereof, at any time, for the purpose of meeting any legal requirements of any jurisdiction in which any part of REMIC 1, or property securing the same may at the time be located, the Master Servicer and the Trustee, acting jointly shall have the power and shall execute and deliver all instruments to appoint one or more Persons approved by the Trustee and the NIMS Insurer, to act as co-trustee or co-trustees, jointly with the Trustee, or separate trustee or separate trustees, of all or any part of REMIC 1, and to vest in such Person or Persons, in such capacity, such title to REMIC 1, or any part thereof and, subject to the other provisions of this Section 8.10, such powers, duties, obligations, rights and trusts as the Master Servicer and the Trustee may consider necessary or desirable. If the Master Servicer shall not have joined in such appointment or the NIMS Insurer shall not have approved such appointment within 15 days after the receipt by it of a request so to do, or in case a Master Servicer Event of Default shall have occurred and be continuing, the Trustee alone shall have the power to make such appointment. No co-trustee or separate trustee hereunder shall be required to meet the terms of eligibility as a successor trustee under Section 8.06 hereunder and no notice to Holders of Certificates of the appointment of co-trustee(s) or separate trustee(s) shall be required under Section 8.08 hereof. If such appointment is at the request of the Master Servicer then any expense of the Trustee shall be deemed a Servicing Advance for all purpose of this Agreement, otherwise it will be an expense of the Trustee and will be payable out of the Trustee's funds.

In the case of any appointment of a co-trustee or separate trustee pursuant to this Section 8.10 all rights, powers, duties and obligations conferred or imposed upon the Trustee shall be conferred or imposed upon and exercised or performed by the Trustee and such separate trustee or co-trustee jointly, except to the extent that under any law of any jurisdiction in which any particular act or acts are to be performed by the Trustee (whether as Trustee hereunder or as successor to the Master Servicer hereunder), the Trustee shall be incompetent or unqualified to perform such act or acts, in which event such rights, powers, duties and obligations (including the holding of title to REMIC 1, or any portion thereof in any such jurisdiction) shall be exercised and performed by such separate trustee or co-trustee at the direction of the Trustee.

Any notice, request or other writing given to the Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Agreement and the conditions of this Article VIII. Each separate trustee and co-trustee, upon its acceptance of the trust conferred, shall be vested with the estates or property specified in its instrument of appointment, either jointly with the Trustee or separately, as may be provided therein, subject to all the provisions of this Agreement, specifically including every provision of

this Agreement relating to the conduct of, affecting the liability of, or affording protection to, the Trustee. Every such instrument shall be filed with the Trustee.

Any separate trustee or co-trustee may, at any time, constitute the Trustee, its agent or attorney-in-fact, with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Agreement on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Trustee, to the extent permitted by law, without the appointment of a new or successor trustee.

Section 8.11 Appointment of Custodians.

The Trustee may, with the consent of the Depositor and the Master Servicer, appoint one or more Custodians to hold all or a portion of the Mortgage Files as agent for the Trustee, by entering into a Custodial Agreement. The Trustee shall initially serve as the Custodian and this Agreement shall serve as the Custodial Agreement. The appointment of any Custodian may at any time be terminated and a substitute Custodian appointed therefor upon the reasonable request of the Master Servicer to the Trustee and the consent of the NIMS Insurer, the consent to which shall not be unreasonably withheld. The Trustee shall pay any and all fees and expenses of any Custodian (other than the Washington Mutual Custodian) in accordance with each Custodial Agreement. Subject to Article VIII hereof, the Trustee agrees to comply with the terms of each Custodial Agreement and to enforce the terms and provisions thereof against the Custodian for the benefit of the Certificateholders having an interest in any Mortgage File held by such Custodian. Each Custodian shall be a depository institution or trust company subject to supervision by federal or state authority, shall have combined capital and surplus of at least $10,000,000 and shall be qualified to do business in the jurisdiction in which it holds any Mortgage File. Each Custodial Agreement may be amended only as provided in Section 11.01. In no event shall the appointment of any Custodian pursuant to a Custodial Agreement diminish the obligations of the Trustee hereunder. The Trustee shall at all times remain responsible under the terms of this Agreement notwithstanding the fact that certain duties have been assigned to the Custodian (other than the Washington Mutual Custodian), but only to the extent the Trustee is responsible for its own acts hereunder. Any documents delivered by the Depositor or the Master Servicer to a Custodian other than the Trustee, if any, shall be deemed to have been delivered to the Trustee for all purposes hereunder; and any documents held by such a Custodian, if any, shall be deemed to be held by the Trustee for all purposes hereunder.

Section 8.12 Appointment of Office or Agency.

The Trustee will appoint an office or agency in the City of New York where the Certificates may be surrendered for registration of transfer or exchange, and presented for final distribution, and where notices and demands to or upon the Trustee in respect of the Certificates and this Agreement may be served. As of the Closing Date, the Trustee designates its offices located at the office of Trustee's agent, located at DTC Transfer Agent Services, 55 Water Street, Jeanette Park Entrance, New York, NY 10041 for such purpose.

Section 8.13 Representations and Warranties of the Trustee.

The Trustee hereby represents and warrants to the Master Servicer and the Depositor, as of the Closing Date, that:

(i) it is a national banking association duly organized, validly existing and in good standing under the laws of the United States.

(ii) the execution and delivery of this Agreement, and the performance and compliance with the terms of this Agreement, will not violate its charter or bylaws or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the breach of, any material agreement or other instrument to which it is a party or which is applicable to it or any of its assets.

(iii) it has the full power and authority to enter into and consummate all transactions contemplated by this Agreement, has duly authorized the execution, delivery and performance of this Agreement, and has duly executed and delivered this Agreement.

(iv) this Agreement, assuming due authorization, execution and delivery by the Master Servicer and the Depositor, constitutes its valid, legal and binding obligation, enforceable against it in accordance with the terms hereof, subject to (A) applicable bankruptcy, insolvency, receivership, reorganization, moratorium and other laws affecting the enforcement of creditors' rights generally, and (B) general principles of equity, regardless of whether such enforcement is considered in a proceeding in equity or at law.

ARTICLE IX

TERMINATION

Section 9.01 Termination Upon Purchase or Liquidation of All Mortgage Loans.

(a) Subject to Section 9.02, the respective obligations and responsibilities under this Agreement of the Depositor, the Master Servicer and the Trustee (other than the obligations of the Master Servicer to the Trustee pursuant to Section 8.05 and of the Master Servicer to provide for and the Trustee to make payments in respect of the REMIC 1 Regular Interests, REMIC 2 Regular Interests and the Classes of Certificates as hereinafter set forth) shall terminate upon the payment to the Certificateholders and the deposit of all amounts held by or on behalf of the Trustee and required hereunder to be so paid or deposited on the Distribution Date coinciding with or following the earlier to occur of (i) the purchase by the Terminator (as defined below) of all Mortgage Loans and each REO Property remaining in REMIC 1 and (ii) the final payment or other liquidation (or any advance with respect thereto) of the last Mortgage Loan or REO Property remaining in REMIC 1; provided, however, that in no event shall the trust created hereby continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late ambassador of the United States to the Court of St. James, living on the date hereof. The purchase by the Terminator of all Mortgage Loans and

each REO Property remaining in REMIC 1 shall be at a price (the "Termination Price") equal to (a) if the Terminator is the Master Servicer, 100% of the aggregate Stated Principal Balance of all the Mortgage Loans included in REMIC 1 and accrued interest on the Stated Principal Balance of each such Mortgage Loan at the applicable Net Mortgage Rate in effect from time to time from the Due Date as to which interest was last paid by the related Mortgagor or by an advance by the Master Servicer to but not including the first day of the month in which such purchase is to be effected, plus the appraised value of each REO Property, if any, included in REMIC 1, such appraisal to be conducted by an appraiser selected by the Terminator in its reasonable discretion and (b) if the Terminator is the NIMS Insurer, the greater of (A) the aggregate Purchase Price of all the Mortgage Loans included in REMIC 1, plus the appraised value of each REO Property, if any, included in REMIC 1, such appraisal to be conducted by an appraiser selected by the Terminator in its reasonable discretion, and (B) the aggregate fair market value of all of the assets of REMIC 1 (as determined by the Terminator, as of the close of business on the third Business Day next preceding the date upon which notice of any such termination is furnished to Certificateholders pursuant to the third paragraph of this Section 9.01), and any additional amounts necessary to pay all interest accrued on, as well as amounts necessary to pay in full the principal balance of, the NIM Notes and any amounts necessary to reimburse the NIMS Insurer for all amounts paid under the NIMs insurance policy and any other amounts reimbursable or otherwise payable to the NIMS Insurer, in each case, with interest thereon at the applicable rate set forth in the Indenture and to the extent not previously reimbursed or paid.

(b) The Master Servicer shall have the right and, if the Master Servicer does not exercise such right, the NIMS Insurer, shall have the right (the party exercising such right, the "Terminator") to purchase all of the Mortgage Loans and each REO Property remaining in REMIC 1 pursuant to clause (i) of the preceding paragraph no later than the Determination Date in the month immediately preceding the Distribution Date on which the Certificates will be retired; provided, however, that the Terminator may elect to purchase all of the Mortgage Loans and each REO Property remaining in REMIC 1 pursuant to clause (i) of the preceding paragraph only if (A) the aggregate Stated Principal Balance of the Mortgage Loans and each REO Property remaining in the Trust Fund at the time of such election is equal to or less than 10% of the Cut-off Date Principal Balance of the Closing Date Mortgage Loans. Additionally, if the Terminator is the Master Servicer, the Terminator may elect to purchase all of the Mortgage Loans and each REO Property in REMIC 1 pursuant to clause (i) of the preceding paragraph only if the Termination Price (A) is equal to or less than the aggregate fair market value of all of the assets of REMIC 1 (as determined by the Terminator, as of the close of business on the third Business Day next preceding the date upon which notice of any such termination is furnished to Certificateholders pursuant to Section 9.01(c)) and (B) will result in distributions on the Certificates sufficient to pay all interest accrued on, as well as amounts necessary to pay in full the principal balance of, the NIM Notes and any amounts necessary to reimburse the NIMS Insurer for all amounts paid under the NIMs insurance policy and any other amounts reimbursable or otherwise payable to the NIMS Insurer, in each case, with interest thereon at the applicable rate set forth in the Indenture and to the extent not previously reimbursed or paid (unless the NIMS Insurer consents to a lesser Termination Price). By acceptance of the Residual Certificates, the Holders of the Residual Certificates agree for so long as any NIM Notes are outstanding, in connection with any termination hereunder, to assign and transfer any amounts in excess of par, and to the extent received in respect of such termination, to pay any such amounts to the Holders of the Class C Certificates.

(c) Notice of the liquidation of the REMIC 1 Regular Interests shall be given promptly by the Trustee by letter to Certificateholders mailed (a) in the event such notice is given in connection with the purchase of the Mortgage Loans and each REO Property by the Terminator, not earlier than the 15th day and not later than the 25th day of the month next preceding the month of the final distribution on the Certificates or (b) otherwise during the month of such final distribution on or before the Determination Date in such month, in each case specifying (i) the Distribution Date upon which the Trust Fund will terminate and final payment in respect of the REMIC 1 Regular Interests and the related Certificates will be made upon presentation and surrender of the related Certificates at the office of the Trustee therein designated, (ii) the amount of any such final payment, (iii) that no interest shall accrue in respect of the REMIC 1 Regular Interests or the related Certificates from and after the Accrual Period relating to the final Distribution Date therefor and (iv) that the Record Date otherwise applicable to such Distribution Date is not applicable, payments being made only upon presentation and surrender of the Certificates at the office of the Trustee designated in such notice for purposes of such surrender. The Trustee shall remit to the Master Servicer from such funds deposited in the Distribution Account (i) any amounts which the Master Servicer would be permitted to withdraw and retain from the Collection Account pursuant to Section 3.11 and (ii) any other amounts otherwise payable by the Trustee to the Master Servicer from amounts on deposit in the Distribution Account pursuant to the terms of this Agreement, in each case prior to making any final distributions pursuant to Section 9.01(d) below. Upon certification to the Trustee by a Servicing Representative of the making of such final deposit, the Trustee shall promptly release or cause to be released to the Terminator the Mortgage Files for the remaining Mortgage Loans, and the Trustee shall execute all assignments, endorsements and other instruments necessary to effectuate such transfer.

(d) Upon presentation of the Certificates by the Certificateholders on the final Distribution Date, the Trustee shall distribute to each Certificateholder so presenting and surrendering its Certificates the amount otherwise distributable on such Distribution Date in accordance with Section 4.01 in respect of the Certificates so presented and surrendered. Any funds not distributed to any Holder or Holders of Certificates being retired on such Distribution Date because of the failure of such Holder or Holders to tender their Certificates shall, on such date, be set aside and held in trust by the Trustee and credited to the account of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been given pursuant to this Section 9.01 shall not have been surrendered for cancellation within six months after the time specified in such notice, the Trustee shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Trustee shall, directly or through an agent, mail a final notice to remaining related non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of maintaining the funds in trust and of contacting such Certificateholders shall be paid out of the assets remaining in the trust funds. If within one year after the final notice any such Certificates shall not have been surrendered for cancellation, the Trustee shall pay to Greenwich Capital Markets, Inc. and Morgan Stanley & Co. Incorporated all such amounts, and all rights of non-tendering Certificateholders in or to such amounts shall thereupon cease. No interest shall accrue or be payable to any Certificateholder on any amount held in trust by the Trustee as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with this Section 9.01.

Immediately following the deposit of funds in trust hereunder in respect of the Certificates, the Trust Fund shall terminate.

Section 9.02 Additional Termination Requirements.

(a) In the event that the Terminator purchases all the Mortgage Loans and each REO Property or the final payment on or other liquidation of the last Mortgage Loan or REO Property remaining in REMIC 1 pursuant to Section 9.01, the Trust Fund shall be terminated in accordance with the following additional requirements:

(i) The Trustee shall specify the first day in the 90-day liquidation period in a statement attached to each Trust REMIC's final Tax Return pursuant to Treasury regulation Section 1.860F-1 and shall satisfy all requirements of a qualified liquidation under Section 860F of the Code and any regulations thereunder, as evidenced by an Opinion of Counsel delivered to the Trustee and the Depositor obtained at the expense of the Terminator;

(ii) During such 90-day liquidation period, and at or prior to the time of making of the final payment on the Certificates, the Trustee shall sell all of the assets of REMIC 1 to the Terminator for cash; and

(iii) At the time of the making of the final payment on the Certificates, the Trustee shall distribute or credit, or cause to be distributed or credited, to the Holders of the Residual Certificates all cash on hand in the Trust Fund (other than cash retained to meet claims), and the Trust Fund shall terminate at that time.

(b) At the expense of the Terminator, the Trustee shall prepare or cause to be prepared the documentation required in connection with the adoption of a plan of liquidation of each Trust REMIC pursuant to the Section 9.02(a).

(c) By their acceptance of Certificates, the Holders thereof hereby agree to authorize the Trustee to specify the 90-day liquidation period for each Trust REMIC, which authorization shall be binding upon all successor Certificateholders.

ARTICLE X

REMIC PROVISIONS

Section 10.01 REMIC Administration.

(a) The Trustee shall elect to treat each Trust REMIC as a REMIC under the Code and, if necessary, under applicable state law. Each such election will be made on Form 1066 or other appropriate federal tax or information return (including Form 8811) or any appropriate state return for the taxable year ending on the last day of the calendar year in which the Certificates are issued, copies of which forms and returns shall promptly be furnished by the Trustee to the NIMS Insurer. For the purposes of the REMIC election in respect of REMIC 1, the REMIC 1 Regular Interests shall be designated as the Regular Interests in REMIC 1 and the Class R-1 Interest shall be designated as the Residual Interest in REMIC 1. For the purposes of

the REMIC election in respect of REMIC 2, (i) the Regular Certificates (other than the Class C Certificates and the Class P Certificates) and the REMIC 2 Regular Interests shall be designated as the Regular Interests in REMIC 2 and (ii) the Class R-2 Interest shall be designated as the Residual Interest in REMIC 2. For the purposes of the REMIC election in respect of REMIC CX, the Class C Certificates shall be designated as the Regular Interests in REMIC CX and the Class R-CX Interest shall be designated as the Residual Interest in REMIC CX. For purposes of the REMIC election in respect of REMIC PX, the Class P Certificates shall be designated as the Regular Interests in REMIC PX and the Class R-PX Interest shall be designated as the Residual Interest in REMIC PX. The Trustee shall not permit the creation of any "interests" in REMIC 1, REMIC 2, REMIC CX or REMIC PX (within the meaning of Section 860G of the Code) other than the REMIC 1 Regular Interests, the REMIC 2 Regular Interests and the interests represented by the Certificates.

(b) The Closing Date is hereby designated as the "Startup Day" of each Trust REMIC within the meaning of Section 860G(a)(9) of the Code.

(c) The Trustee shall pay, out of funds on deposit in the Distribution Account, any and all expenses relating to any tax audit of the Trust Fund (including, but not limited to, any professional fees or any administrative or judicial proceedings with respect to any Trust REMIC that involve the Internal Revenue Service or state tax authorities) unless such expenses, professional fees or any administrative or judicial proceedings are incurred by reason of the Trustee's willful misfeasance, bad faith or negligence. The Trustee, as agent for each Trust REMIC's tax matters person, shall (i) act on behalf of the Trust Fund in relation to any tax matter or controversy involving any Trust REMIC and (ii) represent the Trust Fund in any administrative or judicial proceeding relating to an examination or audit by any governmental taxing authority with respect thereto and will be entitled to reimbursement from the Trust Fund for any expenses incurred by the Trustee in connection therewith unless such administrative or judicial proceeding relating to an examination or audit by any governmental taxing authority is incurred by reason of the Trustee's willful misfeasance, bad faith or negligence. The holder of the largest Percentage Interest of the Class R Certificates shall be designated, in the manner provided under Treasury regulations Section 1.860F-4(d) and Treasury regulations Section 301.6231(a)(7)-1, as the tax matters person of each Trust REMIC created hereunder other than REMIC CX and REMIC PX. The holder of the largest Percentage Interest of the Class R-CX Certificates shall be designated, in the manner provided under Treasury regulations Section 1.860F-4(d) and Treasury regulations Section 301.6231(a)(7)-1, as the tax matters person of REMIC PX. The holder of the largest Percentage Interest of the Class R-PX Certificates shall be designated, in the manner provided under Treasury regulations Section 1.860F-4(d) and Treasury regulations Section 301.6231(a)(7)-1, as the tax matters person of REMIC PX. By its acceptance thereof, each such holder hereby agrees to irrevocably appoint the Trustee or an Affiliate as its agent to perform all of the duties of the tax matters person of each respective REMIC.

(d) The Trustee shall prepare, sign and file in a timely manner, all of the Tax Returns in respect of each REMIC created hereunder, copies of which Tax Returns shall be promptly furnished to the NIMS Insurer. The expenses of preparing and filing such returns shall be borne by the Trustee without any right of reimbursement therefor. The Master Servicer shall provide on a timely basis to the Trustee or its designee such information with respect to the

assets of the Trust Fund as is in its possession and reasonably required by the Trustee to enable it to perform its respective obligations under this Article.

(e) The Trustee shall perform on behalf of each Trust REMIC all reporting and other tax compliance duties that are the responsibility of such REMIC under the Code, the REMIC Provisions or other compliance guidance issued by the Internal Revenue Service or any state or local taxing authority. Among its other duties, as required by the Code, the REMIC Provisions or such other compliance guidance, the Trustee shall provide (i) to any Transferor of a Residual Certificate (or other person designated in Section 860E(e)(3) of the Code) and to the Internal Revenue Service such information as is necessary for the computation of any tax relating to the transfer of a Residual Certificate to any Person who is not a Permitted Transferee, (ii) to the Certificateholders such information or reports as are required by the Code or the REMIC Provisions including reports relating to interest, original issue discount and market discount or premium (using the Prepayment Assumption as required) and (iii) to the Internal Revenue Service the name, title, address and telephone number of the person who will serve as the representative of each Trust REMIC. The Master Servicer shall provide on a timely basis to the Trustee such information with respect to the assets of the Trust Fund, including, without limitation, the Mortgage Loans, as is in its possession and reasonably required by the Trustee to enable it to perform its obligations under this subsection. In addition, the Depositor shall provide or cause to be provided to the Trustee, within ten (10) days after the Closing Date, all information or data that the Trustee reasonably determines to be relevant for tax purposes as to the valuations and issue prices of the Certificates, including, without limitation, the price, yield, prepayment assumption and projected cash flow of the Certificates. The Depositor shall also provide such information or data to the NIMS Insurer.

(f) The Trustee shall take such action and shall cause each Trust REMIC created hereunder to take such action as shall be necessary to create or maintain the status thereof as a REMIC under the REMIC Provisions (and the Master Servicer shall assist the Trustee, to the extent reasonably requested by the Trustee to do specific actions in order to assist in the maintenance of such status). The Trustee shall not take any action, cause the Trust Fund to take any action or fail to take (or fail to cause to be taken) any action that, under the REMIC Provisions, if taken or not taken, as the case may be, could (i) endanger the status of any Trust REMIC as a REMIC or (ii) result in the imposition of a tax upon the Trust Fund (including but not limited to the tax on prohibited transactions set forth in Section 860F(a) of the Code and the tax on contributions to a REMIC set forth in Section 860G(d) of the Code) (either such event, an "Adverse REMIC Event") unless the Trustee and the NIMS Insurer have received an Opinion of Counsel, addressed to the Trustee and the NIMS Insurer (at the expense of the party seeking to take such action but in no event at the expense of the Trustee) to the effect that the contemplated action will not, with respect to any Trust REMIC, endanger such status or result in the imposition of such a tax, nor shall the Master Servicer take or fail to take any action (whether or not authorized hereunder) as to which the Trustee has advised it in writing that it has received an Opinion of Counsel to the effect that an Adverse REMIC Event could occur with respect to such action; provided that the Master Servicer may conclusively rely on such Opinion of Counsel and shall incur no liability for its action or failure to act in accordance with such Opinion of Counsel. The Trustee shall deliver to the NIMS Insurer a copy of any such advice or opinion. In addition, prior to taking any action with respect to any Trust REMIC or the assets thereof, or causing any Trust REMIC to take any action, which is not contemplated under the terms of this Agreement, the Master Servicer will consult with the Trustee or its designee, in writing, with respect to

whether such action could cause an Adverse REMIC Event to occur with respect to a Trust REMIC, and the Master Servicer shall not take any such action or cause any Trust REMIC to take any such action as to which the Trustee has advised it in writing that an Adverse REMIC Event could occur; provided that the Master Servicer may conclusively rely on such writing and shall incur no liability for its action or failure to act in accordance with such writing. The Trustee may consult with counsel to make such written advice, and the cost of same shall be borne by the party seeking to take the action not permitted by this Agreement, but in no event shall such cost be an expense of the Trustee. At all times as may be required by the Code, the Trustee will ensure that substantially all of the assets of REMIC 1 will consist of "qualified mortgages" as defined in Section 860G(a)(3) of the Code and "permitted investments" as defined in Section 860G(a)(5) of the Code.

(g) If any tax is imposed on prohibited transactions of any Trust REMIC created hereunder pursuant to Section 860F(a) of the Code, on the net income from foreclosure property of any such REMIC pursuant to Section 860G(c) of the Code, or on any contributions to any such REMIC after the Startup Day therefor pursuant to Section 860G(d) of the Code, or if any other tax is imposed by the Code or any applicable provisions of state or local tax laws, such tax shall be charged (i) to the Trustee pursuant to Section 10.03 hereof, if such tax arises out of or results from a breach by the Trustee of any of its obligations under this Article X, (ii) to the Master Servicer pursuant to Section 10.03 hereof, if such tax arises out of or results from a breach by the Master Servicer of any of its obligations under Article III or this Article X, or (iii) otherwise against amounts on deposit in the Distribution Account and shall be paid by withdrawal therefrom.

(h) On or before April 15 of each calendar year commencing after the date of this Agreement, the Trustee shall deliver to the Master Servicer, the NIMS Insurer and each Rating Agency a Certificate from a Responsible Officer of the Trustee stating the Trustee's compliance with this Article X.

(i) The Trustee shall, for federal income tax purposes, maintain books and records with respect to each Trust REMIC on a calendar year and on an accrual basis.

(j) Following the Startup Day, the Trustee shall not accept any contributions of assets to any Trust REMIC other than in connection with any Qualified Substitute Mortgage Loan delivered in accordance with Section 2.03 unless it shall have received an Opinion of Counsel to the effect that the inclusion of such assets in the Trust Fund will not cause any Trust REMIC to fail to qualify as a REMIC at any time that any Certificates are outstanding or subject any Trust REMIC to any tax under the REMIC Provisions or other applicable provisions of federal, state and local law or ordinances.

(k) Neither the Trustee nor the Master Servicer shall enter into any arrangement by which any Trust REMIC will receive a fee or other compensation for services or permit any Trust REMIC to receive any income from assets other than "qualified mortgages" as defined in Section 860G(a)(3) of the Code or "permitted investments" as defined in Section 860G(a)(5) of the Code.

Section 10.02 Prohibited Transactions and Activities.

None of the Depositor, the Master Servicer or the Trustee shall sell, dispose of or substitute for any of the Mortgage Loans (except in connection with (i) the foreclosure of a Mortgage Loan, including but not limited to, the acquisition or sale of a Mortgaged Property acquired by deed in lieu of foreclosure, (ii) the bankruptcy of REMIC 1, (iii) the termination of REMIC 1 pursuant to Article IX of this Agreement, (iv) a substitution pursuant to Article II of this Agreement or (v) a purchase of Mortgage Loans pursuant to Article II or III of this Agreement), nor acquire any assets for any Trust REMIC (other than REO Property acquired in respect of a defaulted Mortgage Loan), nor sell or dispose of any investments in the Collection Account or the Distribution Account for gain, nor accept any contributions to any Trust REMIC after the Closing Date (other than a Qualified Substitute Mortgage Loan delivered in accordance with Section 2.03), unless it and the NIMS Insurer have received an Opinion of Counsel, addressed to the Trustee and the NIMS Insurer (at the expense of the party seeking to cause such sale, disposition, substitution, acquisition or contribution but in no event at the expense of the Trustee) that such sale, disposition, substitution, acquisition or contribution will not (a) affect adversely the status of any Trust REMIC as a REMIC or (b) cause any Trust REMIC to be subject to a tax on "prohibited transactions" or "contributions" pursuant to the REMIC Provisions.

Section 10.03 Trustee, Master Servicer and Depositor Indemnification

(a) The Trustee agrees to indemnify the Trust Fund, the Depositor and the Master Servicer for any taxes and costs including, without limitation, any reasonable attorneys' fees imposed on or incurred by the Trust Fund, the Depositor or the Master Servicer as a result of a breach of the Trustee's covenants set forth in this Article X or any state, local or franchise taxes imposed upon the Trust as a result of the location of the Trustee.

(b) The Master Servicer agrees to indemnify the Trust Fund, the Depositor and the Trustee for any taxes and costs including, without limitation, any reasonable attorneys' fees imposed on or incurred by the Trust Fund, the Depositor or the Trustee as a result of a breach of the Master Servicer's covenants set forth in Article III or this Article X or any state, local or fanchise taxes imposed upon the Trust as a result of the location of the Master Servicer or any subservicer.

(c) The Depositor agrees to indemnify the Trust Fund, the Master Servicer and the Trustee for any taxes and costs including, without limitation, any reasonable attorneys' fees imposed on or incurred by the Trust Fund, the Master Servicer or the Trustee as a result of a breach of the Depositor's covenants set forth in this Article X.

ARTICLE XI

MISCELLANEOUS PROVISIONS

Section 11.01 Amendment.

This Agreement or any Custodial Agreement may be amended from time to time by the Depositor, the Master Servicer, the Trustee and, if applicable, the Custodian, with the consent of

the NIMS Insurer, and without the consent of any of the Certificateholders, (i) to cure any ambiguity or defect, (ii) to correct, modify or supplement any provisions herein (including to give effect to the expectations of Certificateholders), or in any Custodial Agreement, (iii) to modify, eliminate or add to any of its provisions to such extent as shall be necessary or desirable to maintain the qualification of the Trust Fund as a REMIC at all times that any Certificate is outstanding or to avoid or minimize the risk of the imposition of any tax on the Trust Fund pursuant to the Code that would be a claim against the Trust Fund, provided that the Trustee, the NIMS Insurer, the Depositor and the Master Servicer have received an Opinion of Counsel to the effect that (A) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (B) such action will not adversely affect the status of the Trust Fund as a REMIC or adversely affect in any material respect the interest of any Certificateholder or (iv) to make any other provisions with respect to matters or questions arising under this Agreement or in any Custodial Agreement which shall not be inconsistent with the provisions of this Agreement or such Custodial Agreement, provided that, in each case, such action shall not, as evidenced by an Opinion of Counsel delivered to the parties hereto and the NIMS Insurer, adversely affect in any material respect the interests of any Certificateholder and, provided, further, that (A) such action will not affect in any material respect the permitted activities of the Trust and (B) such action will not increase in any material respect the degree of discretion which the Master Servicer is allowed to exercise in servicing the Mortgage Loans. No amendment shall be deemed to adversely affect in any material respect the interests of any Certificateholder who shall have consented thereto, and no Opinion of Counsel shall be required to address the effect of any such amendment on any such consenting Certificateholder.

This Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Trustee and, if applicable, the Custodian, with the consent of the NIMS Insurer, and with the consent of the Holders of Certificates entitled to at least 66% of the Voting Rights, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or any Custodial Agreement or of modifying in any manner the rights of the Holders of Certificates; provided, however, that no such amendment shall (i) reduce in any manner the amount of, or delay the timing of, payments received on Mortgage Loans which are required to be distributed on any Certificate without the consent of the Holder of such Certificate, (ii) adversely affect in any material respect the interests of the Holders of any Class of Certificates in a manner, other than as described in (i), without the consent of the Holders of Certificates of such Class evidencing at least 66% of the Voting Rights allocated to such Class, or (iii) modify the consents required by the immediately preceding clauses (i) and (ii) without the consent of the Holders of all Certificates then outstanding. Notwithstanding any other provision of this Agreement, for purposes of the giving or withholding of consents pursuant to this Section 11.01, Certificates registered in the name of the Depositor or the Master Servicer or any Affiliate thereof shall be entitled to Voting Rights with respect to matters affecting such Certificates.

Notwithstanding any contrary provision of this Agreement, the Trustee and the NIMS Insurer shall be entitled to receive an Opinion of Counsel to the effect that such amendment will not result in the imposition of any tax on any Trust REMIC pursuant to the REMIC Provisions or cause any Trust REMIC to fail to qualify as a REMIC at any time that any Certificates are outstanding.

Promptly after the execution of any such amendment the Trustee shall furnish a copy of such amendment to each Certificateholder and the NIMS Insurer.

It shall not be necessary for the consent of Certificateholders under this Section 11.01 to approve the particular form of any proposed amendment, but it shall be sufficient if such consent shall approve the substance thereof. The manner of obtaining such consents and of evidencing the authorization of the execution thereof by Certificateholders shall be subject to such reasonable regulations as the Trustee may prescribe.

The cost of any Opinion of Counsel to be delivered pursuant to this Section 11.01 shall be borne by the Person seeking the related amendment, but in no event shall such Opinion of Counsel be an expense of the Trustee.

The Trustee may, but shall not be obligated to enter into any amendment pursuant to this Section that affects its rights, duties and immunities under this Agreement or otherwise.

Section 11.02 Recordation of Agreement; Counterparts.

To the extent permitted by applicable law, this Agreement is subject to recordation in all appropriate public offices for real property records in all the counties or other comparable jurisdictions in which any or all of the properties subject to the Mortgages are situated, and in any other appropriate public recording office or elsewhere, such recordation to be effected by the Master Servicer at the expense of the Trust, but only upon direction of Certificateholders accompanied by an Opinion of Counsel to the effect that such recordation materially and beneficially affects the interests of the Certificateholders.

For the purpose of facilitating the recordation of this Agreement as herein provided and for other purposes, this Agreement may be executed simultaneously in any number of counterparts, each of which counterparts shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

Section 11.03 Limitation on Rights of Certificateholders.

The death or incapacity of any Certificateholder shall not (i) operate to terminate this Agreement or the Trust, (ii) entitle such Certificateholder's legal representatives or heirs to claim an accounting or to take any action or proceeding in any court for a partition or winding up of the Trust, or (iii) otherwise affect the rights, obligations and liabilities of the parties hereto or any of them.

Except as expressly provided for herein, no Certificateholder shall have any right to vote or in any manner otherwise control the operation and management of the Trust, or the obligations of the parties hereto, nor shall anything herein set forth or contained in the terms of the Certificates be construed so as to constitute the Certificateholders from time to time as partners or members of an association; nor shall any Certificateholder be under any liability to any third person by reason of any action taken by the parties to this Agreement pursuant to any provision hereof.

No Certificateholder shall have any right by virtue of any provision of this Agreement to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Agreement, unless such Holder previously shall have given to the Trustee a written notice of default and of the continuance thereof, as hereinbefore provided, and unless also the Holders of Certificates entitled to at least 25% of the Voting Rights shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the Trustee for 15 days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding. It is understood and intended, and expressly covenanted by each Certificateholder with every other Certificateholder and the Trustee, that no one or more Holders of Certificates shall have any right in any manner whatever by virtue of any provision of this Agreement to affect, disturb or prejudice the rights of the Holders of any other of such Certificates, or to obtain or seek to obtain priority over or preference to any other such Holder, which priority or preference is not otherwise provided for herein, or to enforce any right under this Agreement, except in the manner herein provided and for the equal, ratable and common benefit of all Certificateholders. For the protection and enforcement of the provisions of this Section 11.03 each and every Certificateholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Section 11.04 Governing Law; Jurisdiction

This Agreement shall be construed in accordance with the laws of the State of New York and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws.

Section 11.05 Notices.

All directions, demands and notices hereunder shall be in writing and shall be deemed to have been duly given if personally delivered at or mailed by first class mail, postage prepaid, by facsimile or by express delivery service, to (a) in the case of the Master Servicer, Long Beach Mortgage Company, 1100 Town & Country Road, Suite 1600, Orange, California 92868, Attention: General Counsel (telecopy number: (714) 543-6847), or such other address or telecopy number as may hereafter be furnished to the other parties hereto in writing by the Master Servicer, (b) in the case of the Trustee, Deutsche Bank National Trust Company, 1761 St. Andrew Place, Santa Ana, California 92705-4934, Attention: Trust Administration Services LB0304 (telecopy number (714) 247-6478) or such other address or telecopy number as may hereafter be furnished to the other parties hereto in writing by the Trustee, (c) in the case of the Depositor, Long Beach Securities Corp., 1100 Town & Country Road, Suite 1600, Orange California 92868, Attention: General Counsel (telecopy number: (714) 543-6847), or such other address or telecopy number as may be furnished to the other parties hereto in writing by the Depositor, and (d) in the case of the NIMS Insurer, the NIMS Insurer's address or telecopy number as set forth in the Indenture, or such other addresses or telecopy number as may be furnished to the other parties thereto in writing by the NIMS Insurer. Any notice required or permitted to be mailed to a Certificateholder shall be given by first class mail, postage prepaid, at the address of such Holder as shown in the Certificate Register. Notice of any Master Servicer default shall be given by telecopy and by certified mail. Any notice so mailed within the time prescribed in this Agreement shall be conclusively presumed to have duly been given when

mailed, whether or not the Certificateholder receives such notice. A copy of any notice required to be telecopied hereunder shall also be mailed to the appropriate party in the manner set forth above.

Section 11.06 Severability of Provisions.

If any one or more of the covenants, agreements, provisions or terms of this Agreement shall for any reason whatsoever be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement or of the Certificates or the rights of the Holders thereof.

Section 11.07 Notice to the Rating Agencies and the NIMS Insurer.

The Trustee shall use its best efforts promptly to provide notice to the Rating Agencies and the NIMS Insurer with respect to each of the following of which it has actual knowledge:

1. Any amendment to this Agreement;

2. The occurrence of any Master Servicer Event of Default that has not been cured or waived;

3. The resignation or termination of the Master Servicer or the Trustee;

4. The repurchase or substitution of Mortgage Loans pursuant to or as contemplated by Section 2.03;

5. The final payment to the Holders of any Class of Certificates;

6. Any change in the location of the Collection Account or the Distribution Account;

7. The Trustee were it to succeed as Master Servicer, is unable to make advances regarding delinquent Mortgage Loans; and

8. The filing of any claim under the Master Servicer's blanket bond and errors and omissions insurance policy required by Section 3.14 or the cancellation or material modification of coverage under any such instrument.

In addition, the Trustee shall promptly make available to each Rating Agency copies of each Statement to Certificateholders described in Section 4.03 hereof and the Master Servicer shall promptly furnish to each Rating Agency copies of the following:

1. each annual statement as to compliance described in Section 3.20 hereof;

2. each annual independent public accountants' servicing report described in Section 3.21 hereof.

Any such notice pursuant to this Section 11.07 shall be in writing and shall be deemed to have been duly given if personally delivered or mailed by first class mail, postage prepaid, or by

express delivery service to Moody's Investors Service, Inc., 99 Church Street, New York, NY 10048, Attention: MBS Monitoring/Long Beach Mortgage Loan Trust 2003-4; Fitch, Inc., One State Street Plaza, New York, New York 10004, Standard & Poor's Rating Services, Inc., 55 Water Street, New York, New York 10041 and the NIMS Insurer at the address provided in Section 11.05.

In addition, each party hereto agrees that it will furnish or make available to the NIMS Insurer a copy of any opinions, notices, reports, schedules, certificates, statements, rating confirmation letters or other information that are furnished hereunder to the Trustee or the Certificateholders.

Section 11.08 Article and Section References.

All Article and Section references used in this Agreement, unless otherwise provided, are to articles and sections in this Agreement.

Section 11.09 Third-Party Beneficiaries.

The NIMS Insurer shall be deemed a third-party beneficiary of this Agreement, and shall be entitled to enforce such rights, in each case, as if it were a party hereto. Notwithstanding anything to the contrary anywhere in this Agreement, all rights of the NIMS Insurer hereunder (i) shall be suspended whenever rights of the NIMS Insurer under the Indenture (other than the right to consent to amendments to the Indenture) are suspended and (ii) except in the case of any right to indemnification hereunder shall permanently terminate upon the later to occur of (A) the payment in full of the Insured NIM Notes as provided in the Indenture and (B) the payment in full to the NIMS Insurer of any amounts owed to the NIMS Insurer as provided in the Indenture.

Section 11.10 Grant of Security Interest.

It is the express intent of the parties hereto that the conveyance of the Mortgage Loans by the Depositor to the Trustee be, and be construed as, a sale of the Mortgage Loans by the Depositor and not a pledge of the Mortgage Loans by the Depositor to secure a debt or other obligation of the Depositor. However, in the event that, notwithstanding the aforementioned intent of the parties, the Mortgage Loans are held to be property of the Depositor, then, (a) it is the express intent of the parties that such conveyance be deemed a pledge of the Mortgage Loans by the Depositor to the Trustee to secure a debt or other obligation of the Depositor and (b)(1) this Agreement shall also be deemed to be a security agreement within the meaning of Articles 8 and 9 of the Uniform Commercial Code as in effect from time to time in the State of New York; (2) the conveyance provided for in Section 2.01 hereof shall be deemed to be a grant by the Depositor to the Trustee of a security interest in all of the Depositor's right, title and interest in and to the Mortgage Loans and all amounts payable to the holders of the Mortgage Loans in accordance with the terms thereof and all proceeds of the conversion, voluntary or involuntary, of the foregoing into cash, instruments, securities or other property, including without limitation all amounts, other than investment earnings, from time to time held or invested in the Collection Account and the Distribution Account, whether in the form of cash, instruments, securities or other property; (3) the obligations secured by such security agreement shall be deemed to be all of the Depositor's obligations under this Agreement, including the obligation to provide to the Certificateholders the benefits of this Agreement relating to the

Mortgage Loans and the Trust Fund; and (4) notifications to persons holding such property, and acknowledgments, receipts or confirmations from persons holding such property, shall be deemed notifications to, or acknowledgments, receipts or confirmations from, financial intermediaries, bailees or agents (as applicable) of the Trustee for the purpose of perfecting such security interest under applicable law. Accordingly, the Depositor hereby grants to the Trustee a security interest in the Mortgage Loans and all other property described in clause (2) of the preceding sentence, for the purpose of securing to the Trustee the performance by the Depositor of the obligations described in clause (3) of the preceding sentence. Notwithstanding the foregoing, the parties hereto intend the conveyance pursuant to Section 2.01 to be a true, absolute and unconditional sale of the Mortgage Loans and assets constituting the Trust Fund by the Depositor to the Trustee.

IN WITNESS WHEREOF, the Depositor, the Master Servicer and the Trustee have caused their names to be signed hereto by their respective officers thereunto duly authorized, all as of the day and year first above written.

LONG BEACH SECURITIES CORP.,
as Depositor

By: ______________________________
Name: Jeffery A Sorensen
Title: Vice President

LONG BEACH MORTGAGE COMPANY,
as Master Servicer

By: ______________________________
Name: Jeffery A Sorensen
Title: First Vice President

DEUTSCHE BANK NATIONAL TRUST COMPANY,
as Trustee

By: ______________________________
Name: Ronaldo Reyes
Title: Assistant Vice President

By: ______________________________
Name: Valerie Delgado
Title: Associate

STATE OF WASHINGTON)
) ss.:
COUNTY OF KING)

On the _____ day of _________, 2003 before me, a notary public in and for said State, personally appeared Jeffery A Sorensen, known to me to be a Vice President of Long Beach Securities Corp., a Delaware corporation that executed the within instrument, and also known to me to be the person who executed it on behalf of said corporation, and acknowledged to me that such corporation executed the within instrument.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.

____
Notary Public

STATE OF WASHINGTON)
) ss.:
COUNTY OF KING)

On the _____ day of _________, 2003 before me, a notary public in and for said State, personally appeared Jeffery A Sorensen, known to me to be a First Vice President of Long Beach Mortgage Company, a corporation that executed the within instrument, and also known to me to be the person who executed it on behalf of said corporation, and acknowledged to me that such corporation executed the within instrument.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.

____
Notary Public

STATE OF CALIFORNIA)
) ss.:
COUNTY OF)

On the _____ day of _________, 2003 before me, a notary public in and for said State, personally appeared Ronaldo Reyes, known to me to be an Assistant Vice President of Deutsche Bank National Trust Company, a national banking association that executed the within instrument, and also known to me to be the person who executed it on behalf of said association, and acknowledged to me that such association executed the within instrument.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.

____

Notary Public

STATE OF)
) ss.:
COUNTY OF)

On the _____ day of _________, 2003 before me, a notary public in and for said State, personally appeared Valerie Delgado, known to me to be an Associate of Deutsche Bank National Trust Company, a national banking association that executed the within instrument, and also known to me to be the person who executed it on behalf of said association, and acknowledged to me that such association executed the within instrument.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.

____
Notary Public

EXHIBIT A-1

CLASS AV-1 CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

Certificate No.	:	1
Cut-off Date	:	With respect to any Mortgage Loan, July 1, 2003
First Distribution Date	:	August 25, 2003
Initial Certificate Principal Balance of this Certificate ("Denomination")	:	$[_______]
Original Class Certificate Principal Balance of this Class	:	$[_______]
Percentage Interest	:	[___]
Pass-Through Rate	:	Variable
CUSIP	:	[___]
Class	:	AV-1
Assumed Maturity Date	:	August, 2033

Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4
Class AV-1

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class AV-1 Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class AV-1 Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class AV-1 Certificate (obtained by dividing the Denomination of this Class AV-1 Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of July 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class AV-1 Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class AV-1 Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class AV-1 Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class AV-1 Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: July __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-4

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By_________________________________

This is one of the Class AV-1 Certificates referenced in the within-mentioned Agreement

By_________________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class AV-1 Certificate]

LONG BEACH MORTGAGE LOAN TRUST 2003-4
Asset-Backed Certificates,
Series 2003-4

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates in August, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

____

____

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:_______________________

____
Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ____

____

for the account of ____,
account number ____,
or, if mailed by check, to ____.

____

Applicable statements should be mailed to ________________________________

____.

This information is provided by ______________________________________,
the assignee named above, or ____,
as its agent.

EXHIBIT A-2

CLASS AV-2 CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

Certificate No.	:	1
Cut-off Date	:	With respect to any Mortgage Loan, July 1, 2003
First Distribution Date	:	August 25, 2003
Initial Certificate Principal Balance of this Certificate ("Denomination")	:	$[_______]
Original Class Certificate Principal Balance of this Class	:	$[_______]
Percentage Interest	:	[____]
Pass-Through Rate	:	Variable
CUSIP	:	[____]
Class	:	AV-2
Assumed Maturity Date	:	August, 2033

Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4
Class AV-2

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class AV-2 Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class AV-2 Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class AV-2 Certificate (obtained by dividing the Denomination of this Class AV-2 Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of July 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class AV-2 Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class AV-2 Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class AV-2 Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class AV-2 Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: July __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-4

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By______________________________________

This is one of the Class AV-2 Certificates referenced in the within-mentioned Agreement

By______________________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class AV-2 Certificate]

LONG BEACH MORTGAGE LOAN TRUST 2003-4
Asset-Backed Certificates,
Series 2003-4

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates in August, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

____

____

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:_______________________

____

Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ____

____

for the account of ____

____,

account number ____,

or, if mailed by check, to ____.

____

Applicable statements should be mailed to ____

____.

This information is provided by ____,
the assignee named above, or ____,
as its agent.

EXHIBIT A-3

CLASS AV-3 CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS CERTIFICATE IS SUBORDINATE TO THE CLASS AV-2 CERTIFICATES TO THE EXTENT DESCRIBED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.
SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

Certificate No.	:	1
Cut-off Date	:	With respect to any Mortgage Loan, July 1, 2003
First Distribution Date	:	August 25, 2003
Initial Certificate Principal Balance of this Certificate ("Denomination")	:	$[_______]
Original Class Certificate Principal Balance of this Class	:	$[_______]
Percentage Interest	:	[___]
Pass-Through Rate	:	Variable
CUSIP	:	[___]
Class	:	AV-3
Assumed Maturity Date	:	August, 2033

Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4
Class AV-3

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class AV-3 Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class AV-3 Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class AV-3 Certificate (obtained by dividing the Denomination of this Class AV-3 Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of July 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class AV-3 Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class AV-3 Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class AV-3 Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class AV-3 Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: July __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-4

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By____________________________________

This is one of the Class AV-3 Certificates referenced in the within-mentioned Agreement

By______________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class AV-3 Certificate]

LONG BEACH MORTGAGE LOAN TRUST 2003-4
Asset-Backed Certificates,
Series 2003-4

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates in August, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

____

____

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:__________________________

____
Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ____

____

for the account of ____,
account number ________________, or, if mailed by check, to __________________________.

____

Applicable statements should be mailed to ___________________________________

______________________________.

This information is provided by ____,
the assignee named above, or ____,
as its agent.

EXHIBIT A-4

CLASS M-1 CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS CERTIFICATE IS SUBORDINATE TO THE CLASS AV-1 CERTIFICATES, THE CLASS AV-2 CERTIFICATES AND THE CLASS AV-3 CERTIFICATES TO THE EXTENT DESCRIBED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

Certificate No.	:	1
Cut-off Date	:	With respect to any Mortgage Loan, July 1, 2003
First Distribution Date	:	August 25, 2003
Initial Certificate Principal Balance of this Certificate ("Denomination")	:	$[_______]
Original Class Certificate Principal Balance of this Class	:	$[_______]
Percentage Interest	:	100.00%
Pass-Through Rate	:	Variable
CUSIP	:	[___]
Class	:	M-1
Assumed Maturity Date	:	August, 2033

Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4
Class M-1

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class M-1 Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class M-1 Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class M-1 Certificate (obtained by dividing the Denomination of this Class M-1 Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of July 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class M-1 Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class M-1 Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class M-1 Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class M-1 Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: July __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-4

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee
By____________________________________

This is one of the Class M-1 Certificates referenced in the within-mentioned Agreement

By________________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class M-1 Certificate]

LONG BEACH MORTGAGE LOAN TRUST 2003-4
Asset-Backed Certificates,
Series 2003-4

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates in August, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

____

____

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:__________________________

____

Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ____

____

for the account of ____,
account number ________________, or, if mailed by check, to ___________________________.

____

Applicable statements should be mailed to _______________________________________

______________________________.

This information is provided by ____,
the assignee named above, or ____,
as its agent.

EXHIBIT A-5

CLASS M-2 CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS CERTIFICATE IS SUBORDINATE TO THE CLASS AV-1 CERTIFICATES, THE CLASS AV-2 CERTIFICATES, THE CLASS AV-3 CERTIFICATES AND THE CLASS M-1 CERTIFICATES TO THE EXTENT DESCRIBED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

Certificate No.	:	1
Cut-off Date	:	With respect to any Mortgage Loan, July 1, 2003
First Distribution Date	:	August 25, 2003
Initial Certificate Principal Balance of this Certificate ("Denomination")	:	$[______]
Original Class Certificate Principal Balance of this Class	:	$[______]
Percentage Interest	:	100.00%
Pass-Through Rate	:	Variable
CUSIP	:	[___]
Class	:	M-2
Assumed Maturity Date	:	August, 2033

Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4
Class M-2

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class M-2 Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class M-2 Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class M-2 Certificate (obtained by dividing the Denomination of this Class M-2 Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of July 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class M-2 Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class M-2 Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class M-2 Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class M-2 Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: July __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-4

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By______________________________________

This is one of the Class M-2 Certificates referenced in the within-mentioned Agreement

By______________________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class M-2 Certificate]

LONG BEACH MORTGAGE LOAN TRUST 2003-4
Asset-Backed Certificates,
Series 2003-4

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates in August, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

____

____

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:____________________

____

Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ____

____

for the account of ____,
account number ________________, or, if mailed by check, to __________________________.

____

Applicable statements should be mailed to ____

______________________________.

This information is provided by ____,
the assignee named above, or ____,
as its agent.

EXHIBIT A-6

CLASS M-3 CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS CERTIFICATE IS SUBORDINATE TO THE CLASS AV-1 CERTIFICATES, THE CLASS AV-2 CERTIFICATES, THE CLASS AV-3 CERTIFICATES, THE CLASS M-1 CERTIFICATES AND THE CLASS M-2 CERTIFICATES TO THE EXTENT DESCRIBED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

Certificate No.	:	1
Cut-off Date	:	With respect to any Mortgage Loan, July 1, 2003
First Distribution Date	:	August 25, 2003
Initial Certificate Principal Balance of this Certificate ("Denomination")	:	$[______]
Original Class Certificate Principal Balance of this Class	:	$[______]
Percentage Interest	:	100.00%
Pass-Through Rate	:	Variable
CUSIP	:	[___]
Class	:	M-3
Assumed Maturity Date	:	August, 2033

Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4
Class M-3

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class M-3 Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class M-3 Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class M-3 Certificate (obtained by dividing the Denomination of this Class M-3 Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of July 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class M-3 Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class M-3 Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class M-3 Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class M-3 Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: July __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-4

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By_______________________________________

This is one of the Class M-3 Certificates referenced in the within-mentioned Agreement

By_______________________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class M-3 Certificate]

LONG BEACH MORTGAGE LOAN TRUST 2003-4
Asset-Backed Certificates,
Series 2003-4

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates in August, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

____

____

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:______________________________

____
Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ____

____

for the account of ____,
account number ____,
or, if mailed by check, to _______________________________________.

____

Applicable statements should be mailed to ____________________________

____.

This information is provided by _________________________________,
the assignee named above, or ____________________________________,
as its agent.

EXHIBIT A-7

CLASS M-4A CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS CERTIFICATE IS SUBORDINATE TO THE CLASS AV-1 CERTIFICATES, THE CLASS AV-2 CERTIFICATES, THE CLASS AV-3 CERTIFICATES, THE CLASS M-1 CERTIFICATES, THE CLASS M-2 CERTIFICATES AND THE CLASS M-3 CERTIFICATES TO THE EXTENT DESCRIBED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

Certificate No.	:	1
Cut-off Date	:	With respect to any Mortgage Loan, July 1, 2003
First Distribution Date	:	August 25, 2003
Initial Certificate Principal Balance of this Certificate ("Denomination")	:	$[_______]
Original Class Certificate Principal Balance of this Class	:	$[_______]
Percentage Interest	:	100.00%
Pass-Through Rate	:	Variable
CUSIP	:	[____]
Class	:	M-4A
Assumed Maturity Date	:	August, 2033

Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4
Class M-4A

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class M-4A Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class M-4A Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class M-4A Certificate (obtained by dividing the Denomination of this Class M-4A Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of July 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class M-4A Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class M-4A Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class M-4A Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class M-4A Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: July __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-4

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By______________________________________

This is one of the Class M-4A Certificates referenced in the within-mentioned Agreement

By______________________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class M-4A Certificate]
LONG BEACH MORTGAGE LOAN TRUST 2003-4
Asset-Backed Certificates,
Series 2003-4

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates in August, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

____

____

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:______________________

____

Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ____

____
for the account of ____,
account number ____,
or, if mailed by check, to ____.

____
Applicable statements should be mailed to ____
____.

This information is provided by ____,
the assignee named above, or ____,
as its agent.

EXHIBIT A-8

CLASS M-4F CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS CERTIFICATE IS SUBORDINATE TO THE CLASS AV-1 CERTIFICATES, THE CLASS AV-2 CERTIFICATES, THE CLASS AV-3 CERTIFICATES, THE CLASS M-1 CERTIFICATES, THE CLASS M-2 CERTIFICATES AND THE CLASS M-3 CERTIFICATES TO THE EXTENT DESCRIBED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

Certificate No.	:	1
Cut-off Date	:	With respect to any Mortgage Loan, July 1, 2003
First Distribution Date	:	August 25, 2003
Initial Certificate Principal Balance of this Certificate ("Denomination")	:	$[______]
Original Class Certificate Principal Balance of this Class	:	$[______]
Percentage Interest	:	100.00%
Pass-Through Rate	:	5.745%
CUSIP	:	[___]
Class	:	M-4F
Assumed Maturity Date	:	August, 2033

Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4
Class M-4F

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class M-4F Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class M-4F Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class M-4F Certificate (obtained by dividing the Denomination of this Class M-4F Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of July 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class M-4F Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class M-4F Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class M-4F Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class M-4F Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: July __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-4

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By______________________________________

This is one of the Class M-4F Certificates
referenced in the within-mentioned Agreement

By__________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class M-4F Certificate]
LONG BEACH MORTGAGE LOAN TRUST 2003-4
Asset-Backed Certificates,
Series 2003-4

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates in August, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

____

____

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:________________________

____
Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ____

____

for the account of ____,
account number ____,
or, if mailed by check, to ____.

____

Applicable statements should be mailed to ____________________________

____.

This information is provided by ____________________________________,
the assignee named above, or ______________________________________,
as its agent.

EXHIBIT A-9

CLASS M-5A CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS CERTIFICATE IS SUBORDINATE TO THE CLASS AV-1 CERTIFICATES, THE CLASS AV-2 CERTIFICATES, THE CLASS AV-3 CERTIFICATES, THE CLASS M-1 CERTIFICATES, THE CLASS M-2 CERTIFICATES, THE CLASS M-3 CERTIFICATES, THE CLASS M-4A CERTIFICATES AND THE CLASS M-4F CERTIFICATES TO THE EXTENT DESCRIBED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

Certificate No.	:	1
Cut-off Date	:	With respect to any Mortgage Loan, July 1, 2003
First Distribution Date	:	August 25, 2003
Initial Certificate Principal Balance of this Certificate ("Denomination")	:	$[______]
Original Class Certificate Principal Balance of this Class	:	$[______]
Percentage Interest	:	100.00%
Pass-Through Rate	:	Variable
CUSIP	:	[___]
Class	:	M-5A
Assumed Maturity Date	:	August, 2033

Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4
Class M-5A

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class M-5A Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class M-5A Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class M-5A Certificate (obtained by dividing the Denomination of this Class M-5A Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of July 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class M-5A Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class M-5A Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class M-5A Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class M-5A Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: July __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-4

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By________________________________

This is one of the Class M-5A Certificates referenced in the within-mentioned Agreement

By________________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class M-5A Certificate]
LONG BEACH MORTGAGE LOAN TRUST 2003-4
Asset-Backed Certificates,
Series 2003-4

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates in August, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

____

____

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:_________________________

____

Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ____

____
for the account of ____,
account number ____,
or, if mailed by check, to ____.

____
Applicable statements should be mailed to ______________________________
____.

This information is provided by ____________________________________,
the assignee named above, or _______________________________________,
as its agent.

EXHIBIT A-10

CLASS M-5F CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS CERTIFICATE IS SUBORDINATE TO THE CLASS AV-1 CERTIFICATES, THE CLASS AV-2 CERTIFICATES, THE CLASS AV-3 CERTIFICATES, THE CLASS M-1 CERTIFICATES, THE CLASS M-2 CERTIFICATES, THE CLASS M-3 CERTIFICATES, THE CLASS M-4A CERTIFICATES AND THE CLASS M-4F CERTIFICATES TO THE EXTENT DESCRIBED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

Certificate No.	:	1
Cut-off Date	:	With respect to any Mortgage Loan, July 1, 2003
First Distribution Date	:	August 25, 2003
Initial Certificate Principal Balance of this Certificate ("Denomination")	:	$[______]
Original Class Certificate Principal Balance of this Class	:	$[______]
Percentage Interest	:	100.00%
Pass-Through Rate	:	6.500%
CUSIP	:	[___]
Class	:	M-5F
Assumed Maturity Date	:	August, 2033

Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4
Class M-5F

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class M-5F Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class M-5F Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class M-5F Certificate (obtained by dividing the Denomination of this Class M-5F Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of July 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class M-5F Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class M-5F Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class M-5F Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class M-5F Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: July __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-4

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By_________________________________

This is one of the Class M-5F Certificates referenced in the within-mentioned Agreement

By_____________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class M-5F Certificate]
LONG BEACH MORTGAGE LOAN TRUST 2003-4
Asset-Backed Certificates,
Series 2003-4

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates in August, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

____

____

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:______________________________

____

Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ____

____

for the account of ____,
account number ____,
or, if mailed by check, to ____.

____

Applicable statements should be mailed to ____

____.

This information is provided by ____,
the assignee named above, or ____,
as its agent.

EXHIBIT A-11

CLASS M-6 CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS CERTIFICATE IS SUBORDINATE TO THE CLASS AV-1 CERTIFICATES, THE CLASS AV-2 CERTIFICATES, THE CLASS AV-3 CERTIFICATES, THE CLASS M-1 CERTIFICATES, THE CLASS M-2 CERTIFICATES, THE CLASS M-3 CERTIFICATES, THE CLASS M-4A CERTIFICATES, THE CLASS M-4F CERTIFICATES, THE CLASS M-5A CERTIFICATES AND THE CLASS M-5F CERTIFICATES TO THE EXTENT DESCRIBED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

Certificate No.	:	1
Cut-off Date	:	With respect to any Mortgage Loan, July 1, 2003
First Distribution Date	:	August 25, 2003
Initial Certificate Principal Balance of this Certificate ("Denomination")	:	$[______]
Original Class Certificate Principal Balance of this Class	:	$[______]
Percentage Interest	:	100.00%
Pass-Through Rate	:	Variable
CUSIP	:	[___]
Class	:	M-6
Assumed Maturity Date	:	August, 2033

Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4
Class M-6

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class M-6 Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class M-6 Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class M-6 Certificate (obtained by dividing the Denomination of this Class M-6 Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of July 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class M-6 Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class M-6 Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class M-6 Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class M-6 Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: July __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-4

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By_________________________________

This is one of the Class M-6 Certificates referenced in the within-mentioned Agreement

By_____________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class M-6 Certificate]
LONG BEACH MORTGAGE LOAN TRUST 2003-4
Asset-Backed Certificates,
Series 2003-4

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates in August, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

____

____

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:_________________________

____
Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ____

____

for the account of ____,
account number ____,
or, if mailed by check, to ____.

____

Applicable statements should be mailed to ____

____.

This information is provided by ____,
the assignee named above, or ____,
as its agent.

EXHIBIT A-12

CLASS C CERTIFICATES

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). ANY RESALE OR TRANSFER OF THIS CERTIFICATE WITHOUT REGISTRATION THEREOF UNDER THE ACT MAY ONLY BE MADE IN A TRANSACTION EXEMPTED FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT REFERRED TO HEREIN.

THIS CERTIFICATE IS SUBORDINATE TO THE CLASS AV-1 CERTIFICATES, CLASS AV-2 CERTIFICATES, THE CLASS AV-3 CERTIFICATES, THE CLASS M-1 CERTIFICATES, THE CLASS M-2 CERTIFICATES, THE CLASS M-3 CERTIFICATES, THE CLASS M-4A CERTIFICATES, THE CLASS M-4F CERTIFICATES, THE CLASS M-5A CERTIFICATES, THE CLASS M-5F CERTIFICATES AND THE CLASS M-6 CERTIFICATES TO THE EXTENT DESCRIBED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

Certificate No.	:	1
Cut-off Date	:	With respect to any Mortgage Loan, July 1, 2003
First Distribution Date	:	August 25, 2003
Original Certificate Principal Balance	:	$[_______]
Initial Notional Amount of this Certificate ("Denomination")	:	$[_______]
Original Notional Amount of this Class	:	$[_______]
Percentage	:	100.00%
Pass-Through Rate	:	Variable
Class	:	C

Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4
Class C

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class C Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class C Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Long Beach Asset Holdings Corp. is the registered owner of the Percentage Interest evidenced by this Class C Certificate (obtained by dividing the Denomination of this Class C Certificate by the Original Class Certificate Principal Balance) in certain distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of July 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class C Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class C Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

No transfer of a Certificate of this Class shall be made unless such transfer is made pursuant to an effective registration statement under the Act and any applicable state securities laws or is exempt from the registration requirements under said Act and such laws. In the event that a transfer is to be made in reliance upon an exemption from the Act and such laws, in order to assure compliance with the Act and such laws, the Certificateholder desiring to effect such transfer and such Certificateholder's prospective transferee shall each certify to the Trustee and the Depositor in writing the facts surrounding the transfer. In the event that such a transfer is not to be made pursuant to Rule 144A of the Act, there shall be delivered to the Trustee and the Depositor an Opinion of Counsel that such transfer may be made pursuant to an exemption from the Act, which Opinion of Counsel shall not be obtained at the expense of the Trustee, the Master Servicer or the Depositor; or there shall be delivered to the Trustee and the Depositor a transferor certificate by the transferor and an investment letter shall be executed by the transferee. The Holder hereof desiring to effect such transfer shall, and does hereby agree to, indemnify the Trustee and the Depositor against any liability that may result if the transfer is not so exempt or is not made in accordance with such federal and state laws.

No transfer of this Certificate to a Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any person using Plan Assets to acquire this Certificate shall be made except in accordance with Section 5.02(c) of the Agreement.

Reference is hereby made to the further provisions of this Class C Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class C Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: July __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-4

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By______________________________________

This is one of the Class C Certificates
referenced in the within-mentioned Agreement

By___________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class C Certificate]
Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender

of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates in August, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

____

____

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:__________________________

____
Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ____

____
for the account of ____,
account number ____,
or, if mailed by check, to ____.

____
Applicable statements should be mailed to ________________________________

____.

This information is provided by ____,
the assignee named above, or ____,
as its agent.

EXHIBIT A-13

CLASS P CERTIFICATE

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). ANY RESALE OR TRANSFER OF THIS CERTIFICATE WITHOUT REGISTRATION THEREOF UNDER THE ACT MAY ONLY BE MADE IN A TRANSACTION EXEMPTED FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT REFERRED TO HEREIN.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

Certificate No.	:	1
Cut-off Date	:	With respect to any Mortgage Loan, July 1, 2003
First Distribution Date	:	August 25, 2003
Initial Certificate Principal Balance of this Certificate ("Denomination")	:	$100.00
Original Class Certificate Principal Balance of this Class	:	$100.00
Percentage Interest	:	100.00%
Class	:	P

Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4
Class P

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class P Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class P Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Long Beach Asset Holdings Corp. is the registered owner of the Percentage Interest evidenced by this Class P Certificate (obtained by dividing the Denomination of this Class P Certificate by the Original Class Certificate Principal Balance) in certain distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of July 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class P Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class P Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

This Certificate does not have a pass-through rate and will be entitled to distributions only to the extent set forth in the Agreement.

No transfer of a Certificate of this Class shall be made unless such transfer is made pursuant to an effective registration statement under the Act and any applicable state securities laws or is exempt from the registration requirements under said Act and such laws. In the event that a transfer is to be made in reliance upon an exemption from the Act and such laws, in order to assure compliance with the Act and such laws, the Certificateholder desiring to effect such transfer and such Certificateholder's prospective transferee shall each certify to the Trustee and the Depositor in writing the facts surrounding the transfer. In the event that such a transfer is not to be made pursuant to Rule 144A of the Act, there shall be delivered to the Trustee and the Depositor an Opinion of Counsel that such transfer may be made pursuant to an exemption from the Act, which Opinion of Counsel shall not be obtained at the expense of the Trustee, the Master Servicer or the Depositor; or there shall be delivered to the Trustee and the Depositor a transferor certificate by the transferor and an investment letter shall be executed by the transferee. The Holder hereof desiring to effect such transfer shall, and does hereby agree to,

indemnify the Trustee and the Depositor against any liability that may result if the transfer is not so exempt or is not made in accordance with such federal and state laws.

No transfer of this Certificate to a Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any person using Plan Assets to acquire this Certificate shall be made except in accordance with Section 5.02(c) of the Agreement.

Reference is hereby made to the further provisions of this Class P Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class P Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: July __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-4

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By______________________________

This is one of the Class P Certificates
referenced in the within-mentioned Agreement

By______________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class P Certificate]
Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates in August, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

____

____

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:_________________________

____
Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ____

____

for the account of ____,
account number ____,
or, if mailed by check, to ____.

____

Applicable statements should be mailed to ______________________________________

____.

This information is provided by ______________________________________,
the assignee named above, or ______________________________________,
as its agent.

EXHIBIT A-14

CLASS R CERTIFICATES

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS "RESIDUAL INTERESTS" IN TWO SEPARATE "REAL ESTATE MORTGAGE INVESTMENT CONDUITS," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). ANY RESALE OR TRANSFER OF THIS CERTIFICATE WITHOUT REGISTRATION THEREOF UNDER THE ACT MAY ONLY BE MADE IN A TRANSACTION EXEMPTED FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT REFERRED TO HEREIN.

THIS CLASS R CERTIFICATE HAS NO PRINCIPAL BALANCE, DOES NOT BEAR INTEREST AND WILL NOT RECEIVE ANY DISTRIBUTIONS EXCEPT AS PROVIDED HEREIN.

NO TRANSFER OF THIS CERTIFICATE TO A "DISQUALIFIED ORGANIZATION," AS SUCH TERM IS DEFINED IN SECTION 860E OF THE CODE, SHALL BE MADE.

NEITHER THIS CERTIFICATE NOR ANY INTEREST HEREIN MAY BE TRANSFERRED UNLESS THE PROPOSED TRANSFEREE DELIVERS TO THE TRUSTEE A TRANSFER AFFIDAVIT IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT REFERRED TO HEREIN.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

Certificate No.	:	1
Cut-off Date	:	With respect to any Mortgage Loan, July 1, 2003
First Distribution Date	:	August 25, 2003
Percentage Interest	:	100.00%
Class	:	R

Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4
Class R

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting primarily of a pool of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

This Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Long Beach Asset Holdings Corp. is the registered owner of the Percentage Interest evidenced by this Certificate specified above in the interest represented by all Certificates of the Class to which this Certificate belongs in a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of July 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

This Certificate does not have a principal balance or pass-through rate and will be entitled to distributions only to the extent set forth in the Agreement. In addition, any distribution of the proceeds of any remaining assets of the Trust will be made only upon presentment and surrender of this Certificate at the office or agency designated by the Trustee.

No transfer of a Certificate of this Class shall be made unless such transfer is made pursuant to an effective registration statement under the Act and any applicable state securities laws or is exempt from the registration requirements under said Act and such laws. In the event that a transfer is to be made in reliance upon an exemption from the Act and such laws, in order to assure compliance with the Act and such laws, the Certificateholder desiring to effect such transfer and such Certificateholder's prospective transferee shall each certify to the Trustee and the Depositor in writing the facts surrounding the transfer. In the event that such a transfer is not to be made pursuant to Rule 144A of the Act, there shall be delivered to the Trustee and the Depositor an Opinion of Counsel that such transfer may be made pursuant to an exemption from the Act, which Opinion of Counsel shall not be obtained at the expense of the Trustee, the Master Servicer or the Depositor; or there shall be delivered to the Trustee and the Depositor a transferor certificate by the transferor and an investment letter shall be executed by the transferee. The Holder hereof desiring to effect such transfer shall, and does hereby agree to,

indemnify the Trustee and the Depositor against any liability that may result if the transfer is not so exempt or is not made in accordance with such federal and state laws.

No transfer of this Certificate to a Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any person using Plan Assets to acquire this Certificate shall be made except in accordance with Section 5.02(c) of the Agreement.

Each Holder of this Certificate will be deemed to have agreed to be bound by the restrictions of the Agreement, including but not limited to the restrictions that (i) each person holding or acquiring any Ownership Interest in this Certificate must be a Permitted Transferee, (ii) no Ownership Interest in this Certificate may be transferred without delivery to the Trustee of (a) a transfer affidavit of the proposed transferee and (b) a transfer certificate of the transferor, each of such documents to be in the form described in the Agreement, (iii) each person holding or acquiring any Ownership Interest in this Certificate must agree to require a transfer affidavit and to deliver a transfer certificate to the Trustee as required pursuant to the Agreement, (iv) each person holding or acquiring an Ownership Interest in this Certificate must agree not to transfer an Ownership Interest in this Certificate if it has actual knowledge that the proposed transferee is not a Permitted Transferee and (v) any attempted or purported transfer of any Ownership Interest in this Certificate in violation of such restrictions will be absolutely null and void and will vest no rights in the purported transferee. Pursuant to the Agreement, the Trustee will provide the Internal Revenue Service and any pertinent persons with the information needed to compute the tax imposed under the applicable tax laws on transfers of residual interests to Disqualified Organizations, if any Disqualified Organization acquires an Ownership Interest on a Class R Certificate in violation of the restrictions mentioned above.

Reference is hereby made to the further provisions of this Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized officer of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: July __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-4

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By______________________________________

This is one of the Class R Certificates
referenced in the within-mentioned Agreement

By________________________________

Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class R Certificate]

Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender

of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates in August, 2033.

By acceptance of the Class R Certificates the Holders of the Class R Certificates agree that for so long as any of the NIM Notes are outstanding or any amounts are reimbursable or payable to the NIMS Insurer, if any, in accordance with the terms of the Indenture, in connection with any amounts distributable to the Holders of the Class R Certificates pursuant to Section 4.01(d)(i)(n) of the Agreement, their rights to receive the amounts so distributable are assigned and transferred and any such amounts shall be paid by the Trustee out of the Trust Fund, and to the extent received by the Holders of the Class R Certificates they shall pay any such amounts, to the Holders of the Class C Certificates.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

____

____

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:_________________________

____
Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ____

____

for the account of ____,
account number ____,
or, if mailed by check, to ____.

____

Applicable statements should be mailed to __________________________________

____.

This information is provided by ____,
the assignee named above, or ____,
as its agent.

EXHIBIT A-15

CLASS R-CX CERTIFICATES

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "RESIDUAL INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). ANY RESALE OR TRANSFER OF THIS CERTIFICATE WITHOUT REGISTRATION THEREOF UNDER THE ACT MAY ONLY BE MADE IN A TRANSACTION EXEMPTED FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT REFERRED TO HEREIN.

THIS CLASS R-CX CERTIFICATE HAS NO PRINCIPAL BALANCE, DOES NOT BEAR INTEREST AND WILL NOT RECEIVE ANY DISTRIBUTIONS EXCEPT AS PROVIDED HEREIN.

NO TRANSFER OF THIS CERTIFICATE TO A "DISQUALIFIED ORGANIZATION," AS SUCH TERM IS DEFINED IN SECTION 860E OF THE CODE, SHALL BE MADE.

NEITHER THIS CERTIFICATE NOR ANY INTEREST HEREIN MAY BE TRANSFERRED UNLESS THE PROPOSED TRANSFEREE DELIVERS TO THE TRUSTEE A TRANSFER AFFIDAVIT IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT REFERRED TO HEREIN.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

Certificate No.	:	1
Cut-off Date	:	With respect to any Mortgage Loan, July 1, 2003
First Distribution Date	:	August 25, 2003
Percentage Interest	:	100.00%
Class	:	R-CX

Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4
Class R-CX

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting primarily of a pool of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

This Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Long Beach Asset Holdings Corp. is the registered owner of the Percentage Interest evidenced by this Certificate specified above in the interest represented by all Certificates of the Class to which this Certificate belongs in a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of July 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

This Certificate does not have a principal balance or pass-through rate and will be entitled to distributions only to the extent set forth in the Agreement. In addition, any distribution of the proceeds of any remaining assets of the Trust will be made only upon presentment and surrender of this Certificate at the office or agency designated by the Trustee.

No transfer of a Certificate of this Class shall be made unless such transfer is made pursuant to an effective registration statement under the Act and any applicable state securities laws or is exempt from the registration requirements under said Act and such laws. In the event that a transfer is to be made in reliance upon an exemption from the Act and such laws, in order to assure compliance with the Act and such laws, the Certificateholder desiring to effect such transfer and such Certificateholder's prospective transferee shall each certify to the Trustee and the Depositor in writing the facts surrounding the transfer. In the event that such a transfer is not to be made pursuant to Rule 144A of the Act, there shall be delivered to the Trustee and the Depositor an Opinion of Counsel that such transfer may be made pursuant to an exemption from the Act, which Opinion of Counsel shall not be obtained at the expense of the Trustee, the Master Servicer or the Depositor; or there shall be delivered to the Trustee and the Depositor a transferor certificate by the transferor and an investment letter shall be executed by the transferee. The Holder hereof desiring to effect such transfer shall, and does hereby agree to,

indemnify the Trustee and the Depositor against any liability that may result if the transfer is not so exempt or is not made in accordance with such federal and state laws.

No transfer of this Certificate to a Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any person using Plan Assets to acquire this Certificate shall be made except in accordance with Section 5.02(c) of the Agreement.

Each Holder of this Certificate will be deemed to have agreed to be bound by the restrictions of the Agreement, including but not limited to the restrictions that (i) each person holding or acquiring any Ownership Interest in this Certificate must be a Permitted Transferee, (ii) no Ownership Interest in this Certificate may be transferred without delivery to the Trustee of (a) a transfer affidavit of the proposed transferee and (b) a transfer certificate of the transferor, each of such documents to be in the form described in the Agreement, (iii) each person holding or acquiring any Ownership Interest in this Certificate must agree to require a transfer affidavit and to deliver a transfer certificate to the Trustee as required pursuant to the Agreement, (iv) each person holding or acquiring an Ownership Interest in this Certificate must agree not to transfer an Ownership Interest in this Certificate if it has actual knowledge that the proposed transferee is not a Permitted Transferee and (v) any attempted or purported transfer of any Ownership Interest in this Certificate in violation of such restrictions will be absolutely null and void and will vest no rights in the purported transferee. Pursuant to the Agreement, the Trustee will provide the Internal Revenue Service and any pertinent persons with the information needed to compute the tax imposed under the applicable tax laws on transfers of residual interests to Disqualified Organizations, if any Disqualified Organization acquires an Ownership Interest on a Class R-CX Certificate in violation of the restrictions mentioned above.

Reference is hereby made to the further provisions of this Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized officer of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: July __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-4

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By______________________________________

This is one of the Class R-CX Certificates referenced in the within-mentioned Agreement

By________________________________

Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class R-CX Certificate]

Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates in August, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

____

____

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:_________________________

____

Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ____

____

for the account of ____,
account number ____,
or, if mailed by check, to ____.

____

Applicable statements should be mailed to ____________________________________

____.

This information is provided by ____,
the assignee named above, or ____,
as its agent.

EXHIBIT A-16

CLASS R-PX CERTIFICATES

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "RESIDUAL INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). ANY RESALE OR TRANSFER OF THIS CERTIFICATE WITHOUT REGISTRATION THEREOF UNDER THE ACT MAY ONLY BE MADE IN A TRANSACTION EXEMPTED FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT REFERRED TO HEREIN.

THIS CLASS R-PX CERTIFICATE HAS NO PRINCIPAL BALANCE, DOES NOT BEAR INTEREST AND WILL NOT RECEIVE ANY DISTRIBUTIONS EXCEPT AS PROVIDED HEREIN.

NO TRANSFER OF THIS CERTIFICATE TO A "DISQUALIFIED ORGANIZATION," AS SUCH TERM IS DEFINED IN SECTION 860E OF THE CODE, SHALL BE MADE.

NEITHER THIS CERTIFICATE NOR ANY INTEREST HEREIN MAY BE TRANSFERRED UNLESS THE PROPOSED TRANSFEREE DELIVERS TO THE TRUSTEE A TRANSFER AFFIDAVIT IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT REFERRED TO HEREIN.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

Certificate No.	:	1
Cut-off Date	:	With respect to any Mortgage Loan, July 1, 2003
First Distribution Date	:	August 25, 2003
Percentage Interest	:	100.00%
Class	:	R-PX

Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4
Class R-PX

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting primarily of a pool of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

This Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Long Beach Asset Holdings Corp. is the registered owner of the Percentage Interest evidenced by this Certificate specified above in the interest represented by all Certificates of the Class to which this Certificate belongs in a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of July 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

This Certificate does not have a principal balance or pass-through rate and will be entitled to distributions only to the extent set forth in the Agreement. In addition, any distribution of the proceeds of any remaining assets of the Trust will be made only upon presentment and surrender of this Certificate at the office or agency designated by the Trustee.

No transfer of a Certificate of this Class shall be made unless such transfer is made pursuant to an effective registration statement under the Act and any applicable state securities laws or is exempt from the registration requirements under said Act and such laws. In the event that a transfer is to be made in reliance upon an exemption from the Act and such laws, in order to assure compliance with the Act and such laws, the Certificateholder desiring to effect such transfer and such Certificateholder's prospective transferee shall each certify to the Trustee and the Depositor in writing the facts surrounding the transfer. In the event that such a transfer is not to be made pursuant to Rule 144A of the Act, there shall be delivered to the Trustee and the Depositor an Opinion of Counsel that such transfer may be made pursuant to an exemption from the Act, which Opinion of Counsel shall not be obtained at the expense of the Trustee, the Master Servicer or the Depositor; or there shall be delivered to the Trustee and the Depositor a transferor certificate by the transferor and an investment letter shall be executed by the transferee. The Holder hereof desiring to effect such transfer shall, and does hereby agree to,

indemnify the Trustee and the Depositor against any liability that may result if the transfer is not so exempt or is not made in accordance with such federal and state laws.

No transfer of this Certificate to a Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any person using Plan Assets to acquire this Certificate shall be made except in accordance with Section 5.02(c) of the Agreement.

Each Holder of this Certificate will be deemed to have agreed to be bound by the restrictions of the Agreement, including but not limited to the restrictions that (i) each person holding or acquiring any Ownership Interest in this Certificate must be a Permitted Transferee, (ii) no Ownership Interest in this Certificate may be transferred without delivery to the Trustee of (a) a transfer affidavit of the proposed transferee and (b) a transfer certificate of the transferor, each of such documents to be in the form described in the Agreement, (iii) each person holding or acquiring any Ownership Interest in this Certificate must agree to require a transfer affidavit and to deliver a transfer certificate to the Trustee as required pursuant to the Agreement, (iv) each person holding or acquiring an Ownership Interest in this Certificate must agree not to transfer an Ownership Interest in this Certificate if it has actual knowledge that the proposed transferee is not a Permitted Transferee and (v) any attempted or purported transfer of any Ownership Interest in this Certificate in violation of such restrictions will be absolutely null and void and will vest no rights in the purported transferee. Pursuant to the Agreement, the Trustee will provide the Internal Revenue Service and any pertinent persons with the information needed to compute the tax imposed under the applicable tax laws on transfers of residual interests to Disqualified Organizations, if any Disqualified Organization acquires an Ownership Interest on a Class R-PX Certificate in violation of the restrictions mentioned above.

Reference is hereby made to the further provisions of this Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized officer of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: July __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-4

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By________________________________

This is one of the Class R-PX Certificates referenced in the within-mentioned Agreement

By________________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class R-PX Certificate]
Long Beach Mortgage Loan Trust 2003-4
Asset-Backed Certificates,
Series 2003-4

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates in August, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

<u>ASSIGNMENT</u>

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

____

____

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:___________________________

____
Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ____

____

for the account of ____,
account number ____,
or, if mailed by check, to ____.

____

Applicable statements should be mailed to ___________________________________

____.

This information is provided by ____,
the assignee named above, or ____,
as its agent.

EXHIBIT B

FORM OF CAP AGREEMENT

WestLB AG, New York
Global Financial Markets

10 July 2003

TRANSACTION

To: Long Beach Mortgage Company

Attn: Valerie Delgado
Tel: 0017142476273
Fax: 0017142476471

CC: Greenwich Capital Markets
Attn.: Adam Smith
Fax: 001-203-618-2271

Our Reference: 265270N

The purpose of this letter agreement is to confirm the terms and conditions of the Transaction entered into between Long Beach Mortgage Company, a corporation organized under the laws of the State of Delaware, and WestLB AG, New York Branch (each a "party" and together "the parties") on the Trade Date specified below (the "Transaction").

The definitions and provisions contained in the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc. ("ISDA")) (the "Definitions") are incorporated into this Confirmation. In the event of any inconsistency between those definitions and provisions and this Confirmation, this Confirmation will govern.

1. This Confirmation evidences a complete and binding agreement between you and us as to the terms and conditions of the Transaction to which this Confirmation relates and will constitute a Confirmation subject to the terms and conditions of the 1992 Master Agreement (Multicurrency - Cross Border) in the form published by ISDA, which is incorporated by reference hereby, except as expressly modified herein (the "ISDA Form") but without any Schedule except for the election of (i) the laws of the State of New York (without reference to choice of law doctrine) as the governing law, (ii) USD as the Termination Currency and (iii) that Party A and Party B will make the representations in Section (a) "Payer Representations" of Part 2 "Tax Representations" of the Schedule to the ISDA Form.

Each party will make each payment specified in this Confirmation as being payable by it, not later than the due date for value on that date in the place of the account specified below, in freely transferable funds and in the manner customary for payments in the required currency. If on any date amounts would otherwise be payable in the same currency by each party to the other, then, on such date, each party's obligation to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by one party exceeds the aggregate amount that would otherwise have been payable by the other party, replaced by an obligation upon the party by whom the larger aggregate amount would have been payable to pay to the other party the excess of the larger aggregate amount over the smaller aggregate amount.

This Confirmation will be governed by and construed in accordance with the laws of the State of New York, without reference to choice of law doctrine. Each party irrevocably agrees that the courts of the State of New York located in the Borough of Manhattan and the United States District Court for the Southern District of New York shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Confirmation and for such purposes hereby irrevocably submits to the jurisdiction of such courts. Each party waives any objection which it may have now or in the future to the laying of venue of any suit, action or proceeding in the above courts and agrees not to claim that either court is an inconvenient forum. Additionally to the fullest extent permitted by applicable law, each party waives its respective right to jury trial with respect to any suit, action or proceeding arising under, or in connection with, this Confirmation.

In this Confirmation "Party A" means WestLB AG, New York Branch and "Party B" means Long Beach Mortgage Company.

2. The particular Transaction to which this Confirmation relates is a **Rate Cap**, the terms of which are as follows:

Notional Amount:	As detailed in Schedule A attached hereto for each Calculation Period.
Cap Rate:	As detailed in Schedule A attached hereto for each Calculation Period.
Trade Date:	01 July 2003
Effective Date:	10 July 2003
Termination Date:	25 January 2007, subject to adjustment in accordance with the Modified Following Business Day Convention.
Fixed Amounts:	
Fixed Rate Payer :	Party B
Fixed Amount (Premium) :	USD 1,020,000.00, paid by Party B to Party A on the Fixed Rate Payer Payment Date, subject to Adjustment in accordance with the Modified Following Business Day Convention.
Fixed Rate Payer Payment Date:	10 July 2003
Floating Amounts:	
Floating Rate Payer:	Party A
Floating Rate Payer Payment Dates:	Two Business Days prior to the 25th day of each month of each year commencing 25 August 2003 through and including the Termination Date, subject to adjustment in accordance with the Modified Following Business Day Convention

Floating Rate for initial Calculation Period:	To be determined
Floating Rate Option:	USD-LIBOR-BBA; provided, however, that if the Floating Rate Option for any Calculation Period is greater than 9.770% then the Floating Rate Option shall be deemed to be 9.770% for such Calculation Period.
Floating Rate Payer Payment Amount	Notional Amount times the Floating Rate Day Count Fraction times (Floating Rate Option minus Cap Rate) provided, however, that no payment shall be made by Party A and the Floating Rate Payer Payment Amount shall be zero if the Floating Rate Option is less than or equal to the Cap Rate.
Designated Maturity:	1 month
Spread:	None
Floating Rate Day Count Fraction:	Acutal/360
Reset Dates:	The first day of each Floating Rate Payer Calculation Period.
Rate Cut-off Dates:	Inapplicable
Method of Averaging:	Inapplicable
Compounding:	Inapplicable
Compounding Dates:	Inapplicable
Business Days for payment:	New York
Calculation Agent:	Party A

3. Credit Support Documents:

Party A Credit Support Documents:	Inapplicable
Party B Credit Support Documents:	Inapplicable

4. Account Details:

Payment to Party A:	JP Morgan Chase Bank, NY ABA#: 021000021 Acct.#: 001-1-621398 Acct. Name: WestLB-NY Derivatives Ref: 265270N Swift Code: WELAUS3XGDG

Payments to Party B: Deutsche Bank National Trust Company
ABA# 021001033
LA Asset Backed Account
Acct.# 01419663
Ref: LB0304
Cap payment ref # 265270N

5. Offices:

The Office of Party A for the Transaction is New York.

The Office of Party B for the Transaction is Santa Ana, California.

6. For the purpose of Sections 4(a)(i) and (ii) of the ISDA Form, each party agrees to deliver the following documents, as applicable:

(a) Tax forms, documents or certificates to be delivered are:

(i) As soon as possible or upon demand, any document required or reasonably requested to allow the other party to make payments under this Transaction without any deduction or withholding for or on account of any Tax, or with such deduction or withholding at a reduced rate.

(b) Other documents to be delivered are:

(i) Upon execution and delivery of this Confirmation, copies of specimen signatures of persons authorized to execute this Confirmation. This document will be covered by the 3(d) representation of the ISDA Form.

(ii) As soon as possible upon request, such other documents as the other party may reasonably request in connection with the Transaction to which this Confirmation relates. These documents will be covered by the 3(d) representation of the ISDA Form.

(iii) With respect to Party A only, annual audited financial statements prepared in accordance with generally accepted accounting principles in Germany. These documents will be covered by the 3(d) representation of the ISDA Form.

7. Addresses for Notices:

For the purpose of Section 12(a) of the ISDA Form:

Address for notices or communications to Party A:

WestLB AG, New York Branch
c/o WestLB AG, London Branch
Woolgate Exchange
25 Basinghall Street
London
EC2V 5HA
Attn.: Documentation Unit
Tel: +44 20 7020 8552
Fax: +44 20 7020 8600

Address for notices or communications to Party B:

Deutsche Bank National Trust Company
1761 East St. Andrew Place
Santa Ana, California 92705-4934
Attention: LB 0304 Trust Administration
Tel: 001-714-247-6000
Fax: 001-714-247-6471

8. Additional Provisions:

Notwithstanding the terms of Sections 5 and 6 of the ISDA Form, if Party B has satisfied its payment obligations under Section 2(a)(i) of the ISDA Form, then unless Party A is required pursuant to appropriate proceedings to return to Party B or otherwise returns to Party B upon demand of Party B any portion of such payment, (a) the occurrence of an event described in Section 5(a) of the ISDA Form with respect to Party B shall not constitute an Event of Default or Potential Event of Default with respect to Party B as the Defaulting Party and (b) Party A shall be entitled to designate an Early Termination Event pursuant to Section 6 of the ISDA Form only as a result of a Termination Event set forth in either Section 5(b)(i) or Section 5(b)(ii) of the ISDA Form with respect to Party A as the Affected Party or Section 5(b)(iii) of the ISDA Form with respect to Party A as the Burdened Party. For purposes of the Transaction to which this Confirmation relates, Party B's only obligation under Section 2(a)(i) of the ISDA Form is to pay the Fixed Amount on the Fixed Rate Payer Payment Date.

9. Transfer, Amendment and Assignment:

No transfer, amendment, waiver, supplement, assignment or other modification of this Transaction (other than the assignment of the Transaction to be entered into on the Effective Date among Party A, Party B, Deutsche Bank National Trust Company, not individually, but solely as Trustee (the "Trustee") under the Pooling and Servicing Agreement dated 01 July 2003, among Long Beach Securities Corp., as Depositor (the "Depositor"), Long Beach Mortgage Company, as Master Servicer, and the Trustee (the "Pooling Agreement") on behalf of Long Beach Mortgage Loan Trust 2003-4 (the "Trust") and the Depositor) shall be permitted by either party unless each of Moody's Investors Service, Inc. ("Moody's"), Fitch Inc. ("Fitch") and Standard & Poors Ratings Group, a division of McGraw Hill Companies, Inc ("S&P") have been provided notice of such transfer, amendment or assignment and confirms in writing (including by facsimile transmission) within five Business Days after such notice is given that it will not downgrade, withdraw or modify its then-current rating of: (i) the Long Beach Mortgage Loan Trust 2003-4 Asset-Backed Certificates, Series 2003-4 (the "Certificates") that were rated when issued, and (ii) certain net interest margin securities (the "NIMS") if issued, that may be issued by a separate trust pursuant to an indenture to be entered into in connection with the NIMS (the "Indenture") and secured by certain of the Certificates without regard to the insurance policies issued by the Note Insurer and the Backup Note Insurer (each, if any, as defined in the Indenture). Furthermore, no such transfer, amendment, waiver, supplement, assignment or other modification shall be permitted by either party unless the Note Insurer and the Backup Note Insurer, if any, shall have been provided notice of the same and the Note Insurer and the Backup Note Insurer shall have consented thereto, which consent shall not be unreasonably withheld. The Note Insurer, if any, shall not have any consent rights hereunder if an Insurer Default (if any, as defined in the Indenture) has occurred and is continuing and the Backup Note Insurer, if any, shall not have any consent rights hereunder if a Backup Note Insurer Default (if any, as defined in the Indenture) has occurred and is continuing.

10.	**Proceedings:**	Party A shall not institute against or cause any other person to institute against, or join any other person in instituting against Party B, Deutsche Bank National Trust Company, not individually, but solely as Trustee under the Pooling Agreement on behalf of the Trust or the Depositor any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any federal or state bankruptcy, dissolution or similar law, for a period of one year and one day following the later of indefeasible payment in full of the Certificates and NIMS (if any).
11.	**Set-off:**	The provisions for Set-off set forth in Section 6(e) of the ISDA Form shall not apply for purposes of this Transaction.

12. Rating Agency Downgrade.

Notwithstanding anything else to the contrary herein, in the event that Party A's short-term unsecured and unsubordinated debt rating is withdrawn or reduced below "A-1" by S&P or its short-term unsecured and unsubordinated debt rating is withdrawn or reduced below "P-1" by Moody's (and together with S&P, the "Swap Rating Agencies", and such rating thresholds, "Approved Rating Thresholds"), within 30 days after such rating withdrawal or downgrade (unless, within 30 days after such withdrawal or downgrade, each such Swap Rating Agency has reconfirmed the rating of the Certificates that were rated when issued and/or the NIMS (if any), without regard to the Insurance Policies, if any, issued by the Note Insurer and/or the Backup Note Insurer which was in effect immediately prior to such withdrawal or downgrade), Party A, at its own expense, shall (i) seek another entity to replace Party A as party to this Agreement that meets or exceeds the Approved Rating Thresholds on terms substantially similar to this Agreement, (ii) obtain a guaranty of, or a contingent agreement of another person with the Approved Rating Thresholds, to honor, Party A's obligations under this Agreement, (iii) post collateral which will be sufficient to restore the immediately prior ratings of the Certificates that were rated when issued and/or the NIMS (if any), without regard to the Insurance Policies, if any, issued by the Note Insurer or the Backup Note Insurer; or (iv) establish any other arrangement satisfactory to the applicable Swap Rating Agency which will be sufficient to restore the immediately prior ratings of the Certificates that were rated when issued and/or the NIMS (if any), without regard to the Insurance Policies, if any, issued by the Note Insurer and/or the Backup Note Insurer.

13. Additional Termination Events.

Additional Termination Events will apply. If a Rating Agency Downgrade has occurred and Party A has not, within 30 days, complied with Section 12 above, then an Additional Termination Event shall have occurred with respect to Party A and Party A shall be the sole Affected Party with respect to such an Additional Termination Event. For the avoidance of doubt, this Additional Termination Event will only occur upon the written notice of Party B.

14. Amendment to the ISDA Form

The "*Failure to Pay or Deliver*" provision in Section 5(a)(i) of the ISDA Form is hereby amended by deleting the word "third" in the third line thereof and inserting the word "first" in place thereof. The "**Breach of Agreement**" and "**Misrepresentation**" provisions in Sections 5(a)(ii) and

5(a)(iv), and clause (2) in the "**Bankruptcy**" provisions in Section 5(a)(vii) of the ISDA Form are hereby deleted.

15. Additional Basic Representations

In Section 3(a) of the ISDA Form the following representations which shall be construed as Section 3(a)(vi) and (vii) shall be added:

(vi) ***Organization.*** It is, in the case of Party A, a bank organized under the laws of Germany, and in the case of Party B, a corporation organized under the laws of the State of Delaware.

(vii) ***Eligible Contract Participant***. It is an "eligible contract participant" as defined in Section 1a (12) of the Commodity Exchange Act (7 U.S.C. 1a), as amended.

16. Relationship Between Parties:

Each party will be deemed to represent to the other party on the date on which it enters into this Transaction or an amendment thereof that:

(i) Each Party is acting for its own account. Each Party has made its own independent decisions to enter into this Transaction and as to whether this Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisors as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into this Transaction; it being understood that information and explanations related to the terms and conditions of this Transaction shall not be considered investment advice or a recommendation to enter into this Transaction. It has not received from the other party any assurance or guarantee as to the expected results of this Transaction.

(ii) It is capable of evaluating and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of this Transaction. It is also capable of assuming, and assumes, the financial and other risks of this Transaction.

(iii) The other party is not acting as a fiduciary or an advisor for it in respect of this Transaction.

17. Definitions

Capitalized terms not otherwise defined herein shall have the meanings set forth in the Pooling Agreement. In the case of any inconsistency between this Confirmation and such terms, this Confirmation will prevail.

18. Third Party Beneficiaries

Each of the Note Insurer and the Backup Note Insurer, if any, is a third party beneficiary of this Agreement and is entitled to the rights and benefits hereunder and may enforce the provisions hereof as if it were a party hereto.

19. Automatic Early Termination

The Automatic Early Termination provisions of Section 6(a) of the ISDA Form will not apply to Party A or Party B; provided, however, that for Party A (i) where the Event of Default specified in Section 5(a)(vii)(1), (3), (4), (5), (6) or, to the extent analogous thereto, (8) of the ISDA Form, is governed by a system of law which does not permit termination to take place after the occurrence of the relevant Event of Default, then the Automatic Early Termination provision of Section 6(a) of the ISDA Form will apply to the Defaulting Party for purpose of such Event of Default, and (ii) to the extent that Section 6(a) of the ISDA Form is applicable, the second sentence of Section 6(a) of the ISDA Form shall only apply with respect to an Event of Default specified in Section 5(a)(vii)(4) of the ISDA Form or, to the extent analogous thereto, Section 5(a)(vii)(8) of the ISDA Form, if the relevant petition is presented to a court or other authority in the jurisdiction where the Defaulting Party is incorporated.

20. Indemnity

Party A agrees to indemnify, defend and hold harmless each of Party B, the Trustee, the Depositor, the Trust, Greenwich Capital Markets Inc., Morgan Stanley & Co. Incorporated, Citicorp Global Markets, Inc., Deutsche Bank Securities Inc., UBS Securities LLC and WaMu Capital Corp., their respective subsidiaries and affiliates and any shareholder, director, officer, employee, agent or "controlling person" (as such term is used in the Securities Act of 1933, as amended (the "Securities Act")) of any of the foregoing (each, an "Indemnified Party") against any and all Losses to which any Indemnified Party may become subject, under the Securities Act or otherwise, insofar as such Losses arise out of or result from an untrue statement of a material fact contained in the prospectus supplement to be dated 08 July, 2003 in respect of the Certificates or the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or omission was made in the text under the heading entitled "Description of Certificates – The Cap Agreement and the subsections " —WestLB AG" and "—The New York Branch" on pages ____ of such prospectus supplement.

"Losses" means (a) any actual out-of-pocket loss incurred by an Indemnified Party and (b) any actual out-of-pocket costs or expenses reasonably incurred by such Indemnified Party, including reasonable fees or expenses of its counsel and other expenses incurred in connection with investigating or defending any claim, action or other proceeding which entitle such party to be indemnified hereunder, plus (c) interest on the amount paid by such Indemnified Party from the date of such payment to the date of payment by Party A, at the statutory rate applicable to judgment for breach of contract.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Confirmation and returning it to us by facsimile transmission at (212) 597-8592. No hard copy of this Confirmation will follow. If you require hard copies, please contact Documentation Unit, WestLB AG, Woolgate Exchange, 25 Basinghall Street, London, EC2V 5HA tel: +44 20 7020 8552. If you have any questions regarding payments or resets, please contact our Business Area Control Group at (212) 597-8580.

We are happy to have completed this transaction with you.

Yours sincerely,

WESTLB AG, NEW YORK BRANCH

By: ______________________
Name:
Title:

By: ______________________
Name:
Title:

Accepted and confirmed as of
the date first above written:

Long Beach Mortgage Company

By: ______________________
Name: Andrew Sciandra
Title: Vice President

Schedule A

For use with Reference Number 265270N

(All dates subject to adjustment in accordance with the modified following business day convention)

Period	From and Including	To but Excluding	Amount	Rate
1	10-Jul-03	25-Aug-03	2,151,500,000.00	4.12313
2	25-Aug-03	25-Sep-03	2,106,057,572.73	6.28107
3	25-Sep-03	25-Oct-03	2,060,797,371.09	6.50010
4	25-Oct-03	25-Nov-03	2,015,694,468.46	6.27795
5	25-Nov-03	25-Dec-03	1,970,728,648.30	6.49713
6	25-Dec-03	25-Jan-04	1,925,884,421.65	6.27553
7	25-Jan-04	25-Feb-04	1,881,151,081.53	6.27608
8	25-Feb-04	25-Mar-04	1,836,523,005.19	6.73145
9	25-Mar-04	25-Apr-04	1,791,998,398.66	6.27443
10	25-Apr-04	25-May-04	1,747,580,521.80	6.49424
11	25-May-04	25-Jun-04	1,703,277,163.23	6.27335
12	25-Jun-04	25-Jul-04	1,659,100,507.13	6.49366
13	25-Jul-04	25-Aug-04	1,615,731,597.13	6.27453
14	25-Aug-04	25-Sep-04	1,573,460,004.76	6.27432
15	25-Sep-04	25-Oct-04	1,532,257,681.68	6.49448
16	25-Oct-04	25-Nov-04	1,492,097,602.93	6.27370
17	25-Nov-04	25-Dec-04	1,452,953,436.93	6.49389
18	25-Dec-04	25-Jan-05	1,414,799,524.92	6.27332
19	25-Jan-05	25-Feb-05	1,377,610,864.73	6.27462
20	25-Feb-05	25-Mar-05	1,341,363,287.89	6.98310
21	25-Mar-05	25-Apr-05	1,306,032,781.47	6.27411
22	25-Apr-05	25-May-05	1,271,596,170.19	6.49426
23	25-May-05	25-Jun-05	1,238,030,872.01	6.27380
24	25-Jun-05	25-Jul-05	1,205,314,914.76	7.06902
25	25-Jul-05	25-Aug-05	1,173,532,135.86	6.91258
26	25-Aug-05	25-Sep-05	1,142,566,690.60	6.91156
27	25-Sep-05	25-Oct-05	1,112,381,980.40	7.15211
28	25-Oct-05	25-Nov-05	1,082,958,345.63	6.90930
29	25-Nov-05	25-Dec-05	1,054,276,627.43	7.15010
30	25-Dec-05	25-Jan-06	1,026,318,178.44	7.45156
31	25-Jan-06	25-Feb-06	999,141,693.67	7.53261
32	25-Feb-06	25-Mar-06	972,660,333.64	8.37413
33	25-Mar-06	25-Apr-06	946,844,773.47	7.52895
34	25-Apr-06	25-May-06	921,678,296.54	7.78930
35	25-May-06	25-Jun-06	897,144,610.26	7.52550
36	25-Jun-06	25-Jul-06	873,227,852.76	8.36217
37	25-Jul-06	25-Aug-06	849,972,068.62	8.18741
38	25-Aug-06	25-Sep-06	836,832,479.82	8.18476
39	25-Sep-06	25-Oct-06	816,077,889.15	8.46618
40	25-Oct-06	25-Nov-06	795,489,263.50	8.17946
41	25-Nov-06	25-Dec-06	775,417,004.16	8.46102
42	25-Dec-06	25-Jan-07	755,848,199.10	8.71623

WestLB AG, New York Branch
Global Financial Markets
10 July 2003

DATE:	10 July, 2003
TO:	Long Beach Mortgage Company
ATTENTION:	Jeffery A Sorenson
TELEPHONE:	001-206-554-8522
FACSIMILE:	001-206-554-2717
TO:	Long Beach Securities Corp.
ATTENTION:	Jeffery A Sorenson
TELEPHONE:	001-206-554-8522
FACSIMILE:	001-206-554-2717
TO:	Deutsche Bank National Trust Company, not individually but solely as Trustee (the "Trustee") under the Pooling and Servicing Agreement dated 01 July 2003 among Long Beach Securities Corp., as Depositor, Long Beach Mortgage Company, as Master Servicer, and the Trustee on behalf of Long Beach Mortgage Loan Trust 2003-4
ATTENTION:	Valerie Delgado
TELEPHONE:	001-714-247-6273
FACSIMILE:	001-714-247-6471
FROM:	Lianne Free
TELEPHONE:	00 44 207 020 8558
FACSIMILE:	00 44 207 020 8600
SUBJECT:	Fixed Income Cap Assignment Agreement
REFERENCE NUMBER(S):	265270N

The purpose of this letter is to set forth the terms and conditions of the assignment and assumption amongst Long Beach Mortgage Company ("LBMC"), Long Beach Securities Corp. ("LBSC"), Deutsche Bank National Trust Company, not individually, but solely as Trustee (the "Trustee") under the Pooling and Servicing Agreement dated as of 01 July, 2003, among LBSC, as Depositor, LBMC, as Master Servicer and the Trustee (the "Pooling Agreement") on behalf of Long Beach Mortgage Loan Trust 2003-4 and WestLB AG, New York Branch ("WestLB") (the "Assignment") agreed to on 10 July, 2003.

LBMC and WestLB are parties to a Transaction (the "Transaction"), as evidenced by a letter agreement and confirmation dated 10 July, 2003 attached hereto as Exhibit A (the "Confirmation").

The terms of the assignment of the Transaction are as follows:

1. The following assignments and assumptions of the Transaction shall occur on the Effective Assignment Date sequentially as follows:

   A. LBMC hereby assigns to LBSC, and LBSC hereby assumes from LBMC, all of the rights, interests and obligations of LBMC in and under the Transaction, and the Transaction shall be governed by this letter agreement and the Confirmation which together shall be deemed a transaction confirmation between LBSC and WestLB; such assignment and assumption to be effective on and as of the Effective Assignment Date.

   B. LBSC hereby assigns to Deutsche Bank National Trust Company, not individually, but solely as Trustee under the Pooling Agreement on behalf of Long Beach Mortgage Loan Trust 2003-4 and Deutsche Bank National Trust Company, not individually, but solely as Trustee under the Pooling Agreement on behalf of the Long Beach Mortgage Loan Trust 2003-4 hereby assumes from LBSC, all of the rights, interests and obligations of LBSC in and under the Transaction, and the Transaction shall be governed by this letter agreement and the Confirmation which together shall be deemed a transaction confirmation between Deutsche Bank National Trust Company, not individually, but solely as Trustee under the Pooling Agreement on behalf of Long Beach Mortgage Loan Trust 2003-4 and WestLB; such Assignment and assumption to be effective on and as of the Effective Assignment Date.

2. The "Effective Assignment Date" shall be 10 July, 2003.

3. On the Effective Assignment Date, each of LBMC and LBSC hereby releases WestLB, and WestLB hereby releases each of LBMC and LBSC and LBMC and LBSC hereby releases each other, from all rights, interests and obligations relating to the Transaction other than the indemnity set forth in Paragraph 20 of the Confirmation, and none of the parties referenced in this paragraph shall have any further obligations to make payments or any other obligations to each other relating to the Transaction.

4. WestLB expressly understands and agrees that (i) all of the rights, interest and obligations under the Transaction have been assigned to Deutsche Bank National Trust Company, not individually, but solely as Trustee under the Pooling Agreement on behalf of Long Beach Mortgage Loan Trust 2003-4 and (ii) insofar as this Assignment Agreement is executed by the Trustee (a) this Assignment Agreement is executed and delivered by Deutsche Bank National Trust Company, not in its individual capacity but solely as Trustee under the Pooling Agreement on behalf of Long Beach Mortgage Loan Trust 2003-4 referred to in this Assignment Agreement in the exercise of the powers and authority conferred and vested in it thereunder and (b) under no circumstances shall Deutsche Bank National Trust Company in its individual capacity be personally liable for the payment of any indebtedness or expenses or be personally liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken under this Assignment Agreement.

5. WestLB makes to Deutsche Bank National Trust Company, not individually, but solely as Trustee under the Pooling Agreement on behalf of Long Beach Mortgage Loan Trust 2003-4 and Deutsche Bank National Trust Company, not individually, but solely as Trustee under the Pooling Agreement on behalf of Long Beach Mortgage Loan Trust 2003-4 makes to WestLB those representations set forth in Section 3(a) of the ISDA Form (as defined in the Confirmation) referenced in the Confirmation with references in such Section to "this Agreement" being deemed references to this letter agreement.

6. Deutsche Bank National Trust Company, not individually, but solely as Trustee under the Pooling Agreement on behalf of Long Beach Mortgage Loan Trust 2003-4 and WestLB hereby acknowledge that no further redocumentation of the Transaction is necessary upon the execution by all parties of this Assignment and, upon the Effective Assignment Date, all references to Party A in the Confirmation shall continue to be references to WestLB and all references to Party B in the Confirmation shall be deemed to be references to Deutsche Bank National Trust Company, not individually, but solely as Trustee under the Pooling Agreement on behalf of Long Beach Mortgage Loan Trust 2003-4.

This Assignment may be executed in several counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. In providing this Assignment, it shall not be necessary to produce or account for more than one such counterpart.

It is expressly understood and agreed by the parties hereto that insofar as this Assignment is executed by the Trustee: (i) this Assignment is executed and delivered by Deutsche Bank National Trust Company, not in its individual capacity but solely as Trustee under the Pooling Agreement referred to in this Assignment in the exercise of the powers and authority conferred and vested in it thereunder; and (ii) under no circumstances shall Deutsche Bank National Trust Company in its individual capacity be personally liable for the payment of any indebtedness or expenses or be personally liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken under this Assignment or in the Confirmation.

LBMC, LBSC, Deutsche Bank National Trust Company, not individually, but solely as Trustee under the Pooling Agreement on behalf of Long Beach Mortgage Loan Trust 2003-4 and WestLB hereby agree to check this Assignment and to confirm that the foregoing correctly sets forth the terms of the agreement among LBMC, LBSC, Deutsche Bank National Trust Company, not individually, but solely as Trustee under the Pooling Agreement on behalf of Long Beach Mortgage Loan Trust 2003-4 and WestLB with respect to the Transaction to which this Assignment relates by signing in the spaces below and returning to WestLB a signed facsimile of this Assignment. For inquiries, please contact [ ] by telephone at [ ].

Very truly yours,

WESTLB AG, NEW YORK BRANCH

By: ______

Name:

Title:

By: ______

Name:

Title:

On behalf of LBMC, I hereby agree to, accept and confirm the terms of the foregoing as of the date first above written.

LONG BEACH MORTGAGE COMPANY

By: ______

As authorized agent or officer for Long Beach Mortgage Company

Name: Andrew Sciandra

Title: Vice President

On behalf of LBSC, I hereby agree to, accept and confirm the terms of the foregoing as of the date first above written.

LONG BEACH SECURITIES CORP.

By: ________

As authorized signatory for Long Beach Securities Corp.

Name: Andrew Sciandra

On behalf of Deutsche Bank National Trust Company, not individually but solely as Trustee (the "Trustee") under the Pooling and Servicing Agreement dated 01 June 2003 among Long Beach Securities Corp., as Depositor, Long Beach Mortgage Company, as Master Servicer, and the Trustee on behalf of Long Beach Mortgage Loan Trust 2003-4, I hereby agree to, accept and confirm the terms of the foregoing as of the date first above written.

DEUTSCHE BANK NATIONAL TRUST COMPANY, NOT INDIVIDUALLY BUT SOLELY AS TRUSTEE (THE "TRUSTEE") UNDER THE POOLING AND SERVICING AGREEMENT DATED 01 JUNE 2003 AMONG LONG BEACH SECURITIES CORP., AS DEPOSITOR, LONG BEACH MORTGAGE COMPANY, AS MASTER SERVICER, AND THE TRUSTEE ON BEHALF OF LONG BEACH MORTGAGE LOAN TRUST 2003-4

By: ____________________

Name:
Title:

By: ____________________

Name:
Title:

EXHIBIT C

FORM OF MORTGAGE LOAN PURCHASE AGREEMENT

MORTGAGE LOAN PURCHASE AGREEMENT

This is a Mortgage Loan Purchase Agreement (the "Agreement"), dated July 8, 2003, between Long Beach Securities Corp., a Delaware corporation (the "Purchaser") and Long Beach Mortgage Company, a Delaware corporation (the "Seller").

Preliminary Statement

The Seller intends to sell certain mortgage loans and the yield maintenance agreement to the Purchaser on the terms and subject to the conditions set forth in this Agreement. The Purchaser intends to deposit the mortgage loans and the yield maintenance agreement into a mortgage pool constituting the trust fund. The trust fund will issue fixed rate and adjustable rate asset backed certificates designated as Long Beach Mortgage Loan Trust 2003-4 Asset-Backed Certificates, Series 2003-4 (the "Certificates"). The Certificates will consist of sixteen classes of certificates. The Certificates will be issued pursuant to a Pooling and Servicing Agreement, dated as of July 1, 2003 (the "Pooling and Servicing Agreement"), among the Purchaser, as depositor, Deutsche Bank National Trust Company, as trustee (the "Trustee") and the Seller, as master servicer (in such capacity, the "Master Servicer"). Capitalized terms used but not defined herein shall have the meanings set forth in the Pooling and Servicing Agreement.

The parties hereto agree as follows:

SECTION 1. Agreement to Purchase.

The Seller agrees to sell, and the Purchaser agrees to purchase, on or before July 10, 2003 (the "Closing Date"), those certain fixed-rate and adjustable-rate conventional residential mortgage loans (the "Mortgage Loans") and the yield maintenance agreement, together with all related guarantees, as set forth on Schedule A attached hereto (the "Yield Maintenance Agreement").

SECTION 2. Mortgage Loan Schedule.

The Purchaser and the Seller have agreed upon which of the mortgage loans owned by the Seller are to be purchased by the Purchaser pursuant to this Agreement on the Closing Date and the Seller shall prepare or cause to be prepared on or prior to the Closing Date a final schedule (the "Closing Schedule") that shall describe such Mortgage Loans and set forth all of the Mortgage Loans to be purchased under this Agreement. The Closing Schedule shall conform to the requirements set forth in this Agreement and to the definition of "Mortgage Loan Schedule" under the Pooling and Servicing Agreement. The Closing Schedule shall be the Mortgage Loan Schedule under the Pooling and Servicing Agreement.

SECTION 3. Consideration.

In consideration for the Mortgage Loans and the Yield Maintenance Agreement to be purchased hereunder, the Purchaser shall on the Closing Date, as described in Section 8 hereof, (i) pay to or upon the order of the Seller in immediately available funds an amount (the

"Purchase Price") equal to the net cash sale proceeds of the Class AV-1 Certificates, the Class AV-2 Certificates, the Class AV-3 Certificates and the Mezzanine Certificates and (ii) deliver to Long Beach Asset Holdings Corp., upon the order of the Seller, the Class C Certificates, the Class P Certificates, the Class R Certificates, the Class R-CX Certificates and the Class R-PX Certificates (the "Long Beach Certificates").

The Purchaser or any assignee, transferee or designee of the Purchaser shall be entitled to (i) all scheduled payments of principal due after July 1, 2003 (the "Cut-off Date"), (ii) all unscheduled collections in respect of the Mortgage Loans received after June 1, 2003 (other than the portion of such collections due on or prior to the Cut-off Date), (iii) all other payments of principal due and collected after the Cut-off Date, and (iv) all payments of interest on the Mortgage Loans due after the Cut-off Date. All scheduled payments of principal and interest due on or before the Cut-off Date and collected after the Cut-off Date shall belong to the Seller.

Pursuant to the Pooling and Servicing Agreement, the Purchaser will transfer, assign, set over and otherwise convey to the Trustee without recourse for the benefit of the Certificateholders, all the right, title and interest of the Purchaser in and to the Mortgage Loans and the Yield Maintenance Agreement, together with its rights under this Agreement (other than Section 17 hereof).

SECTION 4. Transfer of the Mortgage Loans and the Yield Maintenance Agreement.

(a) Possession of Mortgage Files. The Seller does hereby sell, transfer, assign, set over and convey to the Purchaser, without recourse, but subject to the terms of this Agreement, all of its right, title and interest in, to and under the Mortgage Loans and the Yield Maintenance Agreement. The contents of each Mortgage File related to a Mortgage Loan not delivered to the Purchaser or to any assignee, transferee or designee of the Purchaser on or prior to the Closing Date are and shall be held in trust by the Seller for the benefit of the Purchaser or any assignee, transferee or designee of the Purchaser and promptly transferred to the Trustee. Upon the sale of the Mortgage Loans, the ownership of each related Mortgage Note, the related Mortgage and the other contents of the related Mortgage File shall be vested in the Purchaser and the ownership of all records and documents with respect to the related Mortgage Loan prepared by or that come into the possession of the Seller on or after the Closing Date shall immediately vest in the Purchaser and shall be delivered promptly to the Purchaser or as otherwise directed by the Purchaser.

(b) Delivery of Mortgage Loan Documents. The Seller will, on or prior to the Closing Date deliver or cause to be delivered to the Purchaser, the Trustee or their designee each of the following documents for each Mortgage Loan:

(i) the original Mortgage Note, endorsed in blank or in the following form: "Pay to the order of Deutsche Bank National Trust Company, as Trustee, under the applicable agreement, without recourse," with all prior and intervening endorsements, showing a complete chain of endorsement from the originator to the Person so endorsing to the Trustee or (in the case of not more than 1.00% of the Mortgage Loans, by aggregate principal balance as of the Cut-off Date) a copy of such original Mortgage Note with an accompanying Lost Note Affidavit executed by the Seller;

(ii) the original Mortgage with evidence of recording thereon, and a copy, certified by the appropriate recording office, of the recorded power of attorney, if the Mortgage was executed pursuant to a power of attorney, with evidence of recording thereon;

(iii) an original Assignment in blank;

(iv) the original recorded Assignment or Assignments showing a complete chain of assignment from the originator to the Person assigning the Mortgage to the Trustee or in blank;

(v) the original or copies of each assumption, modification, written assurance or substitution agreement, if any; and

(vi) the original lender's title insurance policy, (or, in the case of any Washington Mutual Mortgage Loan, a copy thereof) together with all endorsements or riders issued with or subsequent to the issuance of such policy, insuring the priority of the Mortgage as a first lien on the Mortgaged Property represented therein as a fee interest vested in the Mortgagor, or in the event such title policy is unavailable, a written commitment or uniform binder or preliminary report of the title issued by the title insurance or escrow company.

The Seller shall promptly (and in no event later than thirty (30) Business Days, subject to extension upon a mutual agreement between the Seller and the Purchaser) following the later of the Closing Date and the date of receipt by the Seller of the recording information for a Mortgage, submit or cause to be submitted for recording, at no expense to the Purchaser, in the appropriate public office for real property records, each Assignment referred to in (iii) and (iv) above and shall execute each original Assignment referred to in clause (iii) above in the following form: "Deutsche Bank National Trust Company, as the Trustee under the applicable agreement, without recourse." In the event that any such Assignment is lost or returned unrecorded because of a defect therein, the Seller shall promptly prepare or cause to be prepared a substitute Assignment or cure or cause to be cured such defect, as the case may be, and thereafter cause each such Assignment to be duly recorded. Notwithstanding the foregoing, the Assignments referred to in (iii) and (iv) above shall not be required to be completed and submitted for recording with respect to any Mortgage Loan if each Rating Agency shall have determined that no recordation is required for such Rating Agency to assign the initial ratings to the Class AV-1 Certificates, the Class AV-2 Certificates, the Class AV-3 Certificates, the Mezzanine Certificates and the Other NIM Notes and initial shadow rating to the Insured NIM Notes, without giving effect to any insurance policy issued by the NIMS Insurer; provided, however, that each Assignment referred to in (iii) and (iv) above shall be submitted for recording by the Seller, in the manner described above, at no expense to the Trust Fund or the Trustee, upon the earliest to occur of: (i) reasonable direction by Holders of Certificates entitled to at least 25% of the Voting Rights, (ii) the occurrence of a Master Servicer Event of Default, (iii) the occurrence of a bankruptcy, insolvency or foreclosure relating to the Seller, (iv) the occurrence of a servicing transfer as described in Section 7.02 of the Pooling and Servicing Agreement and (v) if the Seller is not the Master Servicer and with

respect to any one Assignment, the occurrence of a bankruptcy, insolvency or foreclosure relating to the Mortgagor under the related Mortgage.

If any document referred to in Section 4(b)(ii), Section 4(b)(iii), Section 4(b)(iv), or Section 4(b)(v) above (collectively, the "Recording Documents") has as of the Closing Date been submitted for recording but either (x) has not been returned from the applicable public recording office or (y) has been lost or such public recording office has retained the original of such document, the obligations of the Seller to deliver such Recording Documents shall be deemed to be satisfied upon (1) delivery to the Purchaser, the Trustee or their designee of a copy of each such Recording Document certified by the Seller in the case of (x) above or the applicable public recording office in the case of (y) above to be a true and complete copy of the original that was submitted for recording and (2) if such copy is certified by the Seller, delivery to the Purchaser, the Trustee or their designee upon receipt thereof, and in any event no later than one year after the Closing Date (except as provided below), of either the original or a copy of such document certified by the applicable public recording office to be a true and complete copy of the original. In instances where, due to a delay on the part of the applicable recording office where any such Recording Documents have been delivered for recordation, the Recording Documents cannot be delivered to the Purchaser, the Trustee or their designee within one year after the Closing Date, the Seller shall deliver to the Purchaser, the Trustee or their designee within such time period an Officer's Certificate stating the date by which the Seller expects to receive such Recording Documents from the applicable recording office. If the Recording Documents have still not been received by the Seller and delivered to the Purchaser, the Trustee or their designee by such date, the Seller shall deliver to the Purchaser, the Trustee or their designee by such date an additional Officer's Certificate stating a revised date by which Seller expects to receive the applicable Recording Documents. This procedure shall be repeated until the Recording Documents have been received by the Seller and delivered to the Purchaser, the Trustee or their designee. If the original or copy of the lender's title insurance policy was not delivered pursuant to Section 4(b)(vi) above, the Seller shall deliver or cause to be delivered to the Purchaser, the Trustee or their designee promptly after receipt thereof, and in any event within 120 days after the Closing Date such title insurance policy. The Seller shall deliver or cause to be delivered to the Purchaser, the Trustee or their designee promptly upon receipt thereof any other original documents constituting a part of a Mortgage File received with respect to any Mortgage Loan, including, but not limited to, any original documents evidencing an assumption or modification of any Mortgage Loan.

Each original document relating to a Mortgage Loan which is not delivered to the Purchaser, the Trustee or their designee, if held by the Seller, shall be so held for the benefit of the Purchaser or its assignee, transferee or designee. In the event that any such original document is required pursuant to the terms of this Section to be a part of a Mortgage File, such document shall be delivered promptly to the Purchaser, the Trustee or their designee. Any such original document that is not required pursuant to the terms of this Section to be a part of a Mortgage File shall be held by the Seller in its capacity as Master Servicer.

(c) Acceptance of Mortgage Loans. The documents delivered pursuant to Section 4(b) hereof shall be reviewed by the Purchaser or any assignee, transferee or designee of the Purchaser at any time before, on and after the Closing Date (and with respect to each document permitted to be delivered after the Closing Date within seven days of its delivery) to ascertain

that all required documents have been executed and received and that such documents relate to the Mortgage Loans identified on the Mortgage Loan Schedule.

(d) Transfer of Interest in Agreements. The Purchaser has the right to assign its interest under this Agreement (other than Section 17 hereof), in whole or in part, to the Trustee, as may be required to effect the purposes of the Pooling and Servicing Agreement, without the consent of the Seller, and the Trustee shall succeed to the rights and obligations hereunder of the Purchaser. Any expense reasonably incurred by or on behalf of the Purchaser, the Trustee, or the NIMS Insurer, if any, in connection with enforcing any obligations of the Seller under this Agreement will be promptly reimbursed by the Seller.

(e) Examination of Mortgage Files. Prior to the Closing Date the Seller shall either (i) deliver in escrow to the Purchaser or to any assignee, transferee or designee of the Purchaser, for examination, the Mortgage File pertaining to each Mortgage Loan, or (ii) make such Mortgage Files available to the Purchaser or to any assignee, transferee or designee of the Purchaser for examination. Such examination may be made by the Purchaser or the Trustee, and their respective designees, upon reasonable notice to the Seller during normal business hours at any time before or after the Closing Date. If any such person makes such examination prior to the Closing Date and identifies any Mortgage Loans with respect to which the Seller's representations and warranties contained in this Agreement are not correct, such Mortgage Loans shall be deleted from the Mortgage Loan Schedule. The Purchaser may, at its option and without notice to the Seller, purchase all or part of the Mortgage Loans without conducting any partial or complete examination. The fact that the Purchaser or any person has conducted or has failed to conduct any partial or complete examination of the related Mortgage Files shall not affect the rights of the Purchaser or any assignee, transferee or designee of the Purchaser to demand repurchase or other relief as provided herein or under the Pooling and Servicing Agreement.

SECTION 5. Representations, Warranties and Covenants of the Seller.

The Seller hereby represents and warrants and covenants to the Purchaser, as of the date hereof and as of the Closing Date:

(i) The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly authorized and qualified to transact any and all business contemplated by this Agreement to be conducted by the Seller in any state in which a Mortgaged Property is located or is otherwise not required under applicable law to effect such qualification and, in any event, is in compliance with the doing business laws of any such state, to the extent necessary to ensure its ability to enforce each Mortgage Loan and to service the Mortgage Loans in accordance with the terms of the Pooling and Servicing Agreement;

(ii) The Seller had the full corporate power and authority to originate, hold and sell each Mortgage Loan and has the full corporate power and authority to service each Mortgage Loan, and to execute, deliver and perform, and to enter into and consummate the transactions contemplated by this Agreement and has duly authorized by all necessary corporate action on the part of the Seller the execution, delivery and

performance of this Agreement; and this Agreement, assuming the due authorization, execution and delivery thereof by the Purchaser, constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except to the extent that the enforceability thereof may be limited by (a) bankruptcy, insolvency, moratorium, receivership, conservatorship, arrangement, moratorium and other similar laws relating to creditors' rights generally and (b) the general principles of equity, whether such enforcement is sought in equity or at law;

(iii) The execution and delivery of this Agreement by the Seller, the servicing of the Mortgage Loans by the Seller under the Pooling and Servicing Agreement, the consummation of any other of the transactions herein contemplated, and the fulfillment of or compliance with the terms hereof are in the ordinary course of business of the Seller and does not (A) result in a breach of any term or provision of the charter or by-laws of the Seller, (B) conflict with, result in a breach, violation or acceleration of, or result in a default under, the terms of any other material agreement, instrument or indenture to which the Seller is a party or by which it may be bound, or any statute, order or regulation applicable to the Seller of any court, regulatory body, administrative agency or governmental body having jurisdiction over the Seller or any of its property or (C) result in the creation or imposition of any lien, charge or encumbrance which would have a material adverse effect upon the Mortgage Loans or any documents or instruments evidencing or securing the Mortgage Loans; and the Seller is not a party to, bound by, or in breach or violation of any indenture or other agreement or instrument, or subject to or in violation of any statute, order or regulation of any court, regulatory body, administrative agency or governmental body having jurisdiction over it, which materially and adversely affects or, to the Seller's knowledge, would in the future result in the creation or imposition of any lien, charge or encumbrance which would have a material adverse effect upon the Mortgage Loans or any documents or instruments evidencing or securing the Mortgage Loans or materially and adversely affect (x) the ability of the Seller to perform its obligations under this Agreement or the Pooling and Servicing Agreement or (y) the business, operations, financial condition, properties or assets of the Seller taken as a whole;

(iv) No consent, approval, authorization, or order of, any court or governmental agency or body is required for the execution, delivery and performance by the Seller of, or compliance by the Seller with, this Agreement or the consummation of the transactions contemplated hereby, or if any such consent, approval, authorization or order is required, the Seller has obtained the same;

(v) The Seller is an approved seller/servicer for Fannie Mae or Freddie Mac in good standing and is a HUD approved mortgagee pursuant to Section 203 and Section 211 of the National Housing Act;

(vi) No litigation or proceeding is pending or, to the best knowledge of the Seller, threatened, against the Seller that would materially and adversely affect the execution, delivery or enforceability of this Agreement or the Pooling and Servicing Agreement or the issuance of the Certificates or the ability of the Seller to service the Mortgage Loans or to perform any of its other obligations hereunder in accordance with

the terms hereof and the terms of the Pooling and Servicing Agreement or, that would result in a material adverse change in the financial or operating conditions of the Seller;

(vii) No certificate of an officer, statement or other information furnished in writing or report delivered by the Seller to the Purchaser, any Affiliate of the Purchaser or the Trustee for use in connection with the purchase of the Mortgage Loans and the transactions contemplated hereunder and under the Pooling and Servicing Agreement contains any untrue statement of a material fact, or omits a material fact necessary to make the information, certificate, statement or report not misleading in any material respect;

(viii) The Seller has not dealt with any broker, investment banker, agent or other person, except for the Purchaser or any of its affiliates, that may be entitled to any commission or compensation in connection with the sale of the Mortgage Loans;

(ix) Each Mortgage Note, each Mortgage, each Assignment and any other document required to be delivered by or on behalf of the Seller under this Agreement or the Pooling and Servicing Agreement to the Purchaser or any assignee, transferee or designee of the Purchaser for each Mortgage Loan has been or will be, in accordance with Section 4(b) hereof, delivered to the Purchaser or any such assignee, transferee or designee. With respect to each Mortgage Loan, the Seller is in possession of a complete Mortgage File in compliance with the Pooling and Servicing Agreement, except for such documents that have been delivered (1) to the Purchaser or any assignee, transferee or designee of the Purchaser or (2) for recording to the appropriate public recording office and have not yet been returned;

(x) The Seller (A) is a solvent entity and is paying its debts as they become due, (B) immediately after giving effect to the transfer of the Mortgage Loans, will be a solvent entity and will have sufficient resources to pay its debts as they become due and (C) did not sell the Mortgage Loans to the Purchaser with the intent to hinder, delay or defraud any of its creditors; and

(xi) The transfer of the Mortgage Loans to the Purchaser at the Closing Date will be treated by the Seller for financial accounting and reporting purposes as a sale of assets.

SECTION 6. Representations and Warranties of the Seller Relating to the Individual Mortgage Loans.

The Seller hereby represents and warrants to the Purchaser, that as of the Closing Date with respect to each Mortgage Loan:

(i) The information set forth on the Mortgage Loan Schedule with respect to each Mortgage Loan is complete, true and correct in all material respects as of the Cut-off Date, unless another date is set forth on the Mortgage Loan Schedule;

(ii) [reserved];

(iii) Each Mortgage is a valid and enforceable first or second lien on the Mortgaged Property, including all improvements thereon, subject only to (a) the lien of non-delinquent current real property taxes and assessments, (b) covenants, conditions and restrictions, rights of way, easements and other matters of public record as of the date of recording of such Mortgage, such exceptions appearing of record being acceptable to mortgage lending institutions generally or specifically reflected in the appraisal made in connection with the origination of the related Mortgage Loan and which do not materially interfere with the benefits of the security intended to be provided by such Mortgage, (c) other matters to which like properties are commonly subject which do not materially interfere with the benefits of the security intended to be provided by such Mortgage and (d) in the case of a second lien, only to a first lien on such Mortgaged Property;

(iv) Immediately prior to the assignment of the Mortgage Loans to the Purchaser, the Seller had good title to, and was the sole legal and beneficial owner of, each Mortgage Loan, free and clear of any pledge, lien, encumbrance or security interest and has full right and authority, subject to no interest or participation of, or agreement with, any other party to sell and assign the same. The form of endorsement of each Mortgage Note satisfied the requirement, if any, of endorsement in order to transfer all right, title and interest of the party so endorsing, as noteholder or assignee thereof, in and to that Mortgage Note; and each Assignment to be delivered hereunder is in recordable form and is sufficient to effect the assignment of and to transfer to the assignee thereunder the benefits of the assignor, as mortgagee or assignee thereof, under each Mortgage to which that Assignment relates;

(v) To the best of the Seller's knowledge, there is no delinquent tax or assessment lien against any Mortgaged Property;

(vi) There is no valid offset, defense or counterclaim to any Mortgage Note (including any obligation of the Mortgagor to pay the unpaid principal of or interest on such Mortgage Note) or the Mortgage, nor will the operation of any of the terms of the Mortgage Note and the Mortgage, or the exercise of any right thereunder, render the Mortgage Note or the Mortgage unenforceable, in whole or in part, or subject to any right of rescission, set-off, counterclaim or defense, including the defense of usury and no such right of rescission, set-off, counterclaim or defense has been asserted with respect thereto;

(vii) To the best of the Seller's knowledge, there are no mechanics' liens or claims for work, labor or material affecting any Mortgaged Property which are or may be a lien prior to, or equal with, the lien of the related Mortgage, except those which are insured against by the title insurance policy referred to in (xi) below;

(viii) To the best of the Seller's knowledge, each Mortgaged Property is free of material damage and is at least in average repair;

(ix) Each Mortgage Loan at origination complied in all material respects with applicable local, state and federal laws, including, without limitation, predatory

and abusive lending, usury, equal credit opportunity, real estate settlement procedures, truth-in-lending and disclosure laws, and consummation of the transactions contemplated hereby, including without limitation the receipt of interest does not involve the violation of any such laws;

(x) Neither the Seller nor any prior holder of any Mortgage has modified the Mortgage in any material respect, satisfied, canceled or subordinated such Mortgage in whole or in part; released the related Mortgaged Property in whole or in part from the lien of such Mortgage; or executed any instrument of release, cancellation, modification or satisfaction with respect thereto (except that a Mortgage Loan may have been modified by a written instrument signed by the Seller or a prior holder of the Mortgage Loan which has been recorded, if necessary, to protect the interests of the Seller and the Purchaser and which has been delivered to the Purchaser or any assignee, transferee or designee of the Purchaser as part of the Mortgage File, and the terms of which are reflected in the Mortgage Loan Schedule);

(xi) A lender's policy of title insurance together with a condominium endorsement and extended coverage endorsement, if applicable, and, with respect to each Adjustable Rate Mortgage Loan, an adjustable rate mortgage endorsement in an amount at least equal to the balance of the Mortgage Loan as of the Cut-off Date or a commitment (binder) to issue the same was effective on the date of the origination of each Mortgage Loan, each such policy is valid and remains in full force and effect, the transfer of the related Mortgage Loan to the Purchaser and the Trustee does not affect the validity or enforceability of such policy and each such policy was issued by a title insurer qualified to do business in the jurisdiction where the Mortgaged Property is located and acceptable to Fannie Mae or Freddie Mac and in a form acceptable to Fannie Mae or Freddie Mac on the date of origination of such Mortgage Loan, which policy insures the Seller and successor owners of indebtedness secured by the insured Mortgage, as to the first or second, as the case may be, priority lien of the Mortgage; to the best of the Seller's knowledge, no claims have been made under such mortgage title insurance policy and no prior holder of the related Mortgage, including the Seller, has done, by act or omission, anything which would impair the coverage of such mortgage title insurance policy;

(xii) Each Mortgage Loan was originated by, or generated on behalf of, the Seller, or originated by a savings and loan association, savings bank, commercial bank, credit union, insurance company or similar institution which is supervised and examined by a federal or state authority, or by a mortgagee approved by the Secretary of Housing and Urban Development pursuant to Sections 203 and 211 of the National Housing Act;

(xiii) With respect to each Adjustable Rate Mortgage Loan, on each Adjustment Date, the Mortgage Rate will be adjusted to equal the Index plus the Gross Margin, rounded to the nearest 0.125%, subject to the Periodic Rate Cap, the Maximum Mortgage Rate and the Minimum Mortgage Rate. The related Mortgage Note is payable on the first day of each month in self-amortizing monthly installments of principal and interest, with interest payable in arrears, and requires a Monthly Payment

which is sufficient to fully amortize the outstanding principal balance of the Mortgage Loan over its remaining term and to pay interest at the applicable Mortgage Rate. No Mortgage Loan is subject to negative amortization. All rate adjustments have been performed in accordance with the terms of the related Mortgage Note or subsequent modifications, if any;

(xiv) To the best of the Seller's knowledge, all of the improvements which were included for the purpose of determining the Value of the Mortgaged Property lie wholly within the boundaries and building restriction lines of such property, and no improvements on adjoining properties encroach upon the Mortgaged Property;

(xv) All inspections, licenses and certificates required to be made or issued with respect to all occupied portions of the Mortgaged Property and, with respect to the use and occupancy of the same, including but not limited to certificates of occupancy, have been made or obtained from the appropriate authorities and to the best of the Seller's knowledge, the Mortgaged Property is lawfully occupied under applicable law;

(xvi) All parties which have had any interest in the Mortgage, whether as mortgagee, assignee, pledgee or otherwise, are (or, during the period in which they held and disposed of such interest, were) in compliance with any and all applicable licensing requirements of the laws of the state wherein the Mortgaged Property is located;

(xvii) The Mortgage Note and the related Mortgage are genuine, and each is the legal, valid and binding obligation of the Mortgagor enforceable against the Mortgagor by the mortgagee or its representative in accordance with its terms, except only as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by law. To the best of the Seller's knowledge, all parties to the Mortgage Note and the Mortgage had full legal capacity to execute all Mortgage Loan documents and to convey the estate purported to be conveyed by the Mortgage and each Mortgage Note and Mortgage have been duly and validly executed by such parties;

(xviii) The proceeds of each Mortgage Loan have been fully disbursed, there is no requirement for future advances thereunder and any and all requirements as to completion of any on-site or off-site improvements and as to disbursements of any escrow funds therefor have been complied with. All costs, fees and expenses incurred in making, closing or recording the Mortgage Loans were paid;

(xix) The related Mortgage contains customary and enforceable provisions which render the rights and remedies of the holder thereof adequate for the realization against the Mortgaged Property of the benefits of the security, including, (i) in the case of a Mortgage designated as a deed of trust, by trustee's sale, and (ii) otherwise by judicial foreclosure. There is no homestead or other exemption available to the Mortgagor which would interfere with the right to sell the Mortgaged Property at a trustee's sale or the right to foreclose the Mortgage;

(xx) With respect to each Mortgage constituting a deed of trust, a trustee, duly qualified under applicable law to serve as such, has been properly designated and currently so serves and is named in such Mortgage, and no fees or expenses are or will become payable by the Purchaser to the trustee under the deed of trust, except in connection with a trustee's sale after default by the Mortgagor;

(xxi) There exist no deficiencies with respect to escrow deposits and payments, if such are required, for which customary arrangements for repayment thereof have not been made, and no escrow deposits or payments of other charges or payments due the Seller have been capitalized under the Mortgage or the related Mortgage Note;

(xxii) The origination, underwriting and collection practices used by the Seller with respect to each Mortgage Loan have been in all respects legal, proper, prudent and customary in the subprime mortgage servicing business. Each Mortgage Loan is currently being serviced by Washington Mutual Bank, FA;

(xxiii) There is no pledged account or other security other than real estate securing the Mortgagor's obligations;

(xxiv) No Mortgage Loan has a shared appreciation feature, or other contingent interest feature;

(xxv) [reserved];

(xxvi) The improvements upon each Mortgaged Property are covered by a valid and existing hazard insurance policy with a generally acceptable carrier that provides for fire extended coverage and coverage of such other hazards as are customarily covered by hazard insurance policies with extended coverage in the area where the Mortgaged Property is located representing coverage not less than the lesser of the outstanding principal balance of the related Mortgage Loan or the minimum amount required to compensate for damage or loss on a replacement cost basis. All individual insurance policies and flood policies referred to in this clause (xxvi) and in clause (xxvii) below contain a standard mortgagee clause naming the Seller or the original mortgagee, and its successors in interest, as mortgagee, and the Seller has received no notice that any premiums due and payable thereon have not been paid; the Mortgage obligates the Mortgagor thereunder to maintain all such insurance, including flood insurance, at the Mortgagor's cost and expense, and upon the Mortgagor's failure to do so, authorizes the holder of the Mortgage to obtain and maintain such insurance at the Mortgagor's cost and expense and to seek reimbursement therefor from the Mortgagor;

(xxvii) If the Mortgaged Property is in an area identified in the Federal Register by the Federal Emergency Management Agency as subject to special flood hazards, a flood insurance policy in a form meeting the requirements of the current guidelines of the Flood Insurance Administration is in effect with respect to such Mortgaged Property with a generally acceptable carrier in an amount representing

coverage not less than the least of (A) the original outstanding principal balance of the Mortgage Loan, (B) the minimum amount required to compensate for damage or loss on a replacement cost basis or (C) the maximum amount of insurance that is available under the Flood Disaster Protection Act of 1973;

(xxviii) There is no default, breach, violation or event of acceleration existing under the Mortgage or the related Mortgage Note; and neither the Seller nor any other entity involved in originating or servicing the Mortgage Loan has waived any default, breach, violation or event of acceleration;

(xxix) Each Mortgaged Property is improved by a one- to four-family residential dwelling, including condominium units and dwelling units in planned unit developments, which, to the best of the Seller's knowledge, does not include cooperatives and does not constitute property other than real property under state law. Each manufactured housing constituting any portion of any Mortgaged Property is a "single family residence" as defined in Section 25(e)(10) of the Code;

(xxx) There is no obligation on the part of the Seller or any other party under the terms of the Mortgage or related Mortgage Note to make payments in addition to those made by the Mortgagor;

(xxxi) Any future advances made prior to the Cut-off Date have been consolidated with the outstanding principal amount secured by the Mortgage, and the secured principal amount, as consolidated, bears a single interest rate and single repayment term reflected on the related Mortgage Loan Schedule. The consolidated principal amount does not exceed the original principal amount of the Mortgage Loan;

(xxxii) Each Mortgage Loan was underwritten in accordance with the Seller's underwriting guidelines as described in the Prospectus Supplement as applicable to its credit grade;

(xxxiii) Each appraisal of a Mortgage Loan that was used to determine the appraised value of the related Mortgaged Property was conducted generally in accordance with the Seller's underwriting guidelines, and included an assessment of the fair market value of the related Mortgaged Property at the time of the appraisal. The Mortgage File contains an appraisal of the applicable Mortgaged Property;

(xxxiv) None of the Mortgage Loans is a graduated payment Mortgage Loan, nor is any Mortgage Loan subject to a temporary buydown or similar arrangement;

(xxxv) As of the Cut-off Date, there were no Mortgage Loans with respect to which the monthly payment due thereon in May, 2003 had not been made, none of the Mortgage Loans has been contractually delinquent for more than 30 days more than once during the preceding twelve months and, no Mortgage Loan has ever experienced a delinquency of 60 or more days since the origination thereof;

(xxxvi) Each Mortgage contains an enforceable provision for the acceleration of the payment of the unpaid principal balance of the Mortgage Loan in the event that

the Mortgaged Property is sold or transferred without the prior written consent of the mortgagee thereunder;

(xxxvii) To the best of the Seller's knowledge no misrepresentation, negligence, fraud or similar occurrence with respect to a Mortgage Loan has taken place on the part of any person, including, without limitation, the Mortgagor, any appraiser, any builder or developer, or any other party involved in the origination of the Mortgage Loan or in the application of any insurance in relation to such Mortgage Loan;

(xxxviii) Each Mortgage Loan constitutes a "qualified mortgage" within the meaning of Section 860G(a)(3) of the Code;

(xxxix) The information set forth in the Prepayment Charge Schedule is complete, true and correct in all material respects at the date or dates respecting which such information is furnished and each Prepayment Charge is permissible and enforceable in accordance with its terms under applicable law upon the Mortgagor's voluntary Principal Prepayment (except to the extent that: (1) the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, receivership and other similar laws relating to creditors' rights generally; or (2) the collectability thereof may be limited due to acceleration in connection with a foreclosure or other involuntary prepayment. No Mortgage Loan has a Prepayment Charge for a term in excess of five years from the date of its origination;

(xl) The Loan-to-Value Ratio for each Mortgage Loan was no greater than 100% at the time of origination;

(xli) The first date on which each Mortgagor must make a payment on the related Mortgage Note is no later than 60 days from the date of this Agreement;

(xlii) With respect to each Mortgage Loan, the related Mortgagor shall not fail to make the first Monthly Payment due under the terms of the Mortgage Loan by the second succeeding Due Date after the Due Date on which such Monthly Payment was due;

(xliii) The transfer, assignment and conveyance of the Mortgage Notes and the Mortgages by the Seller pursuant to this Agreement are not subject to the bulk transfer or any similar statutory provisions in effect in any relevant jurisdiction, except any as may have been complied with;

(xliv) There are no defaults in complying with the terms of the Mortgage, and either (1) any taxes, governmental assessments, insurance premiums, water, sewer and municipal charges or ground rents which previously became due and owing have been paid, or (2) an escrow of funds has been established in an amount sufficient to pay for every such item which remains unpaid and which has been assessed but is not yet due and payable. Except for payments in the nature of escrow payments, including without limitation, taxes and insurance payments, the Seller has not advanced funds, or induced, solicited or knowingly received any advance of funds by a party other than the Mortgagor, directly or indirectly, for the payment of any amount required by the

Mortgage Note, except for interest accruing from the date of the Mortgage Note or date of disbursement of the Mortgage proceeds, whichever is greater, to the day which precedes by one month the Due Date of the first installment of principal and interest;

(xlv) There is no proceeding pending, or to best of the Seller's knowledge threatened, for the total or partial condemnation of the Mortgaged Property or the taking by eminent domain of any Mortgaged Property;

(xlvi) No Mortgage Loan is subject to the Home Ownership and Equity Protection Act of 1994 or Regulation Z (12 CFR 226.32) or is a "high cost" loan or a "predatory" loan as defined under any state or local law or regulation applicable to the originator of such Mortgage Loan, or without limiting the generality of the foregoing, is a "covered" loan under the laws of the states of California, Colorado or Ohio and any breach of this representation will be deemed to materially and adversely affect the value of the related loan;

(xlvii) No proceeds from any Mortgage Loans were used to finance single-premium credit insurance policies. No borrower was required to purchase any credit life, disability, accident or health insurance product as a condition of obtaining the extension of credit. No borrower obtained a prepaid single-premium credit life, disability, accident or health insurance policy in connection with the origination of the Mortgage Loan;

(xlviii) The Seller did not select the Mortgage Loans with the intent to adversely affect the interests of the Purchaser;

(xlix) The Seller has not received any notice that any Mortgagor has filed for any bankruptcy or similar legal protection;

(l) No Mortgage Loan that was originated on or after October 1, 2002 and on or prior to March 6, 2003, which is secured by a Mortgaged Property located in the State of Georgia is a "home loan" as defined in the Georgia Fair Lending Act (HB 1361); and

(li) [No Mortgage Loan originated on or after June 23, 2003 is secured by a Mortgaged Property located in the State of Kentucky.]

SECTION 7. Repurchase Obligation for Defective Documentation and for Breach of Representation and Warranty.

(a) The representations and warranties contained in Section 5 (ix) and Section 6 shall not be impaired by any review and examination of loan files or other documents evidencing or relating to the Mortgage Loans or any failure on the part of the Seller or the Purchaser to review or examine such documents and shall inure to the benefit of any assignee, transferee or designee of the Purchaser, including the Trustee for the benefit of holders of asset-backed certificates evidencing an interest in all or a portion of the Mortgage Loans. With respect to the representations and warranties contained herein which are made to the knowledge or the best of knowledge of the Seller, or as to which the Seller has no knowledge, if it is discovered that the

substance of any such representation and warranty was inaccurate as of the date such representation and warranty was made or deemed to be made, and such inaccuracy materially and adversely affects the value of the related Mortgage Loan or the interest therein of the Purchaser or the Purchaser's assignee, transferee or designee, then notwithstanding the lack of knowledge by the Seller with respect to the substance of such representation and warranty being inaccurate at the time the representation and warranty was made, the Seller shall take such action described in the following paragraph in respect of such Mortgage Loan.

Upon discovery by the Seller, the Purchaser or any assignee, transferee or designee of the Purchaser of any materially defective document in, or that any material document was not transferred by the Seller (as listed on the Trustee's initial certification), as part of any Mortgage File or of a breach of any of the representations and warranties contained in Section 5 or Section 6 that materially and adversely affects the value of any Mortgage Loan or the interest of the Purchaser or the Purchaser's assignee, transferee or designee in any Mortgage Loan, the party discovering the breach shall give prompt written notice to the others. Within ninety (90) days of the earlier of the discovery or the Seller's receipt of notice of any such missing documentation which was not transferred to the Purchaser as described above or materially defective documentation or any such breach of a representation and warranty, the Seller promptly shall deliver such missing document or cure such defect or breach in all material respects, or in the event the Seller cannot deliver such missing document or such defect or breach cannot be cured, the Seller shall, within 90 days of its discovery or receipt of notice, either (i) repurchase the affected Mortgage Loan at a price equal to the Purchase Price (as defined in the Pooling and Servicing Agreement) or (ii) pursuant to the provisions of the Pooling and Servicing Agreement, cause the removal of such Mortgage Loan from the Trust Fund and substitute one or more Qualified Substitute Mortgage Loans; provided, however, that in the case of a breach of the representation and warranty concerning the Mortgage Loan Schedule contained in Section 6(i), if such breach relates to any field on the Mortgage Loan Schedule which identifies any Prepayment Charge and such Prepayment Charge has been triggered pursuant to the terms of the related Mortgage Note, then in lieu of purchasing such Mortgage Loan from the Trust Fund at the Purchase Price (as defined in the Pooling and Servicing Agreement), the Seller shall pay the amount of the incorrectly identified Prepayment Charge (net of any amount previously collected by or paid to the Trust Fund in respect of such Prepayment Charge), and the Seller shall have no obligation to repurchase or substitute for such Mortgage Loan. In the event of a substitution permitted hereunder, the Seller shall amend the Closing Schedule to reflect the withdrawal of each removed Mortgage Loan from the terms of this Agreement and the Pooling and Servicing Agreement and the addition of the Qualified Substitute Mortgage Loan(s). The Seller shall deliver to the Purchaser such amended Closing Schedule and shall deliver such other documents as are required by this Agreement or the Pooling and Servicing Agreement within five (5) days of any such amendment. Any repurchase pursuant to this Section 7(a) shall be accomplished by deposit in the Collection Account of the amount of the Purchase Price (as defined in the Pooling and Servicing Agreement) in accordance with Section 2.03 of the Pooling and Servicing Agreement. Any repurchase or substitution required by this Section shall be made in a manner consistent with Section 2.03 of the Pooling and Servicing Agreement and any remedy by the Seller for a breach of a representation or warranty that materially and adversely affects the value of any Prepayment Charge shall be made in a manner consistent with Section 2.03(c) of the Pooling and Servicing Agreement.

(b) It is understood and agreed that the obligations of the Seller set forth in this Section 7 to cure, repurchase or substitute for a defective Mortgage Loan constitute the sole remedies of the Purchaser against the Seller respecting a missing or defective document or a breach of the representations and warranties contained in Section 5 or Section 6.

SECTION 8. Closing; Payment for the Mortgage Loans.

The closing of the purchase and sale of the Mortgage Loans and the Yield Maintenance Agreement shall be held at the Seattle office of Heller Ehrman White & McAuliffe LLP at 9:30 am New York time on the Closing Date (or such other location or time as is mutually agreeable to the parties).

The Purchaser's obligation to close the transactions contemplated by this Agreement shall be subject to each of the following conditions:

(a) All of the representations and warranties of the Seller under this Agreement shall be true and correct in all material respects as of the date as of which they are made and no event shall have occurred which, with notice or the passage of time, would constitute a default under this Agreement;

(b) The Purchaser shall have received, or the attorneys of the Purchaser shall have received in escrow (to be released from escrow at the time of closing), all Closing Documents as specified in Section 9 of this Agreement, in such forms as are agreed upon and acceptable to the Purchaser, duly executed by all signatories other than the Purchaser as required pursuant to the respective terms thereof;

(c) The Seller shall have delivered or caused to be delivered and released to the Purchaser or to its designee, all documents (including without limitation, the Mortgage Loans) required to be so delivered by the Purchaser pursuant to Section 2.01 of the Pooling and Servicing Agreement; and

(d) All other terms and conditions of this Agreement to be complied with by Seller, shall have been complied with.

(e) Subject to the foregoing conditions, the Purchaser shall deliver or cause to be delivered to the Seller on the Closing Date, against delivery and release by the Seller to the Trustee of all documents required pursuant to the Pooling and Servicing Agreement, the consideration for the Mortgage Loans and the Yield Maintenance Agreement as specified in Section 3 of this Agreement, by delivery to the Seller of the Purchase Price in immediately available funds and delivery of the Long Beach Certificates to Long Beach Asset Holdings Corp.

SECTION 9. Closing Documents.

Without limiting the generality of Section 8 hereof, the closing shall be subject to delivery of each of the following documents:

(a) An Officers' Certificate of the Seller, dated the Closing Date, upon which the Purchaser, Greenwich Capital Markets, Inc. and Morgan Stanley & Co. Incorporated (together, Greenwich Capital Markets, Inc. and Morgan Stanley & Co. Incorporated are the "Co-Representatives") and the NIMS Insurer, if any, may rely and attached thereto copies of the certificate of incorporation, bylaws and certificate of good standing of the Seller under the laws of the State of Delaware;

(b) An Officers' Certificate of the Seller, dated the Closing Date, upon which the Purchaser, the Co-Representatives and the NIMS Insurer, if any, may rely, with respect to certain facts regarding the sale of the Mortgage Loans, by the Seller to the Purchaser;

(c) An Opinion of Counsel of the Seller (which may be in-house counsel of the Seller), dated the Closing Date and addressed to the Purchaser, the Co-Representatives and the NIMS Insurer, if any;

(d) Such opinions of counsel as the Rating Agencies, the Co-Representatives, the Trustee or the NIMS Insurer, if any, may reasonably request in connection with the sale of the Mortgage Loans and the Yield Maintenance Agreement by the Seller to the Purchaser or the Seller's execution and delivery of, or performance under, this Agreement;

(e) A letter from Deloitte & Touche L.L.P., certified public accountants, dated the date hereof and to the effect that they have performed certain specified procedures as a result of which they determined that certain information of an accounting, financial or statistical nature set forth in the Prospectus Supplement under the captions "Summary of Terms—Mortgage Loans", "Risk Factors", "The Mortgage Pool" and "Long Beach Mortgage Company" agrees with the records of the Seller;

(f) The Seller shall deliver to the Purchaser for inclusion in the Prospectus Supplement under the caption "Long Beach Mortgage Company" or for inclusion in other offering materials, such publicly available information regarding the Seller, its financial condition and its mortgage loan delinquency, foreclosure and loss experience, underwriting standards, lending activities and loan sales, production, and servicing and collection practices, and any similar nonpublic, unaudited financial information and a computer tape with respect to the pool information, as the Co-Representatives may reasonably request;

(g) Letters from at least two nationally recognized statistical rating agencies rating the Offered Certificates (as defined in the Prospectus Supplement); and

(h) Such further information, certificates, opinions and documents as the Purchaser or the Co-Representatives may reasonably request.

SECTION 10. Costs.

The Seller shall pay (or shall reimburse the Purchaser or any other Person to the extent that the Purchaser or such other Person shall pay) all costs and expenses incurred in connection with the transfer and delivery of the Mortgage Loans and the Yield Maintenance Agreement, including without limitation, recording fees, fees for title policy endorsements and continuations and the fees for recording Assignments, the fees and expenses of the Seller's in-

house accountants and in-house attorneys, the costs and expenses incurred in connection with determining the Seller's loan loss, foreclosure and delinquency experience, the costs and expenses incurred in connection with obtaining the documents referred to in Sections 9(d) and 9(e), the cost of an opinion of counsel regarding the true sale of the Mortgage Loans and the Yield Maintenance Agreement and non-consolidation of the Seller, the costs and expenses of printing (or otherwise reproducing) and delivering this Agreement, the Pooling and Servicing Agreement, the Certificates, the prospectus, the Prospectus Supplement, any blue sky filings and private placement memorandum relating to the Certificates and other related documents, costs and expenses of the Trustee, the fees and expenses of the Purchaser's counsel in connection with the preparation of all documents relating to the securitization of the Mortgage Loans, the filing fee charged by the Securities and Exchange Commission for registration of the Certificates, the cost of any opinions of outside special counsel that may be required for the Seller and the fees charged by any Rating Agency to rate the Certificates. All other costs and expenses in connection with the transactions contemplated hereunder shall be borne by the party incurring such expense.

SECTION 11. Servicing.

The Seller has represented to the Purchaser that the Mortgage Loans are being serviced in accordance with the terms of the Pooling and Servicing Agreement, and it is understood and agreed by and between the Seller and the Purchaser that any interim servicing arrangements with the Seller will be superseded by the servicing arrangements set forth in the Pooling and Servicing Agreement.

SECTION 12. Mandatory Delivery; Grant of Security Interest.

The sale and delivery on the Closing Date of the Mortgage Loans and the Yield Maintenance Agreement in accordance with the terms and conditions of this Agreement is mandatory. It is specifically understood and agreed that each Mortgage Loan is unique and identifiable on the Closing Date and that an award of money damages would be insufficient to compensate the Purchaser for the losses and damages incurred by the Purchaser in the event of the Seller's failure to deliver the Mortgage Loans on or before the Closing Date.

The Seller hereby grants to the Purchaser a lien on and a continuing security interest in the Seller's interest in each Mortgage Loan and the Yield Maintenance Agreement, and each document and instrument evidencing each such Mortgage Loan and the Yield Maintenance Agreement to secure the performance by the Seller of its obligation hereunder, and the Seller agrees that it holds such Mortgage Loans and the Yield Maintenance Agreement in custody for the Purchaser, subject to (i) the Purchaser's right, prior to the Closing Date, to reject any Mortgage Loan to the extent permitted by this Agreement and (ii) the Purchaser's obligation to deliver or cause to be delivered the consideration for the Mortgage Loans and the Yield Maintenance Agreement pursuant to Section 8 hereof. Any Mortgage Loan or Yield Maintenance Agreement rejected by the Purchaser shall concurrently therewith be automatically released from the security interest created hereby. The Seller agrees that, upon acceptance of the Mortgage Loans and the Yield Maintenance Agreement by the Purchaser or its designee and delivery of payment to the Seller, that any security interest held by the Seller in such Mortgage Loans and the Yield Maintenance Agreement shall be released.

All rights and remedies of the Purchaser under this Agreement are distinct from, and cumulative with, any other rights or remedies under this Agreement or afforded by law or equity and all such rights and remedies may be exercised concurrently, independently or successively. Notwithstanding the foregoing, if on the Closing Date, each of the conditions set forth in Section 8 hereof shall have been satisfied and the Purchaser shall not have paid or caused to be paid the Purchase Price, or shall not have delivered or caused to be delivered the Long Beach Certificates to Long Beach Asset Holding Corp., or any such condition shall not have been waived or satisfied and the Purchaser determines not to pay or cause to be paid the Purchase Price or not to deliver or cause to be delivered the Long Beach Certificates to Long Beach Asset Holding Corp, the Purchaser shall immediately effect the re-delivery of the Mortgage Loans and the Yield Maintenance Agreement, if delivery to the Purchaser has occurred and any security interest created by this Section 12 shall be deemed to have been released.

SECTION 13. Notices.

All demands, notices and communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered to or mailed by registered mail, postage prepaid, or transmitted by telex or telegraph and confirmed by a similar mailed writing, if to the Purchaser, addressed to the Purchaser at 1201 Third Ave., WMT1706, Seattle, Washington 98101, Attn: LBSC Legal Counsel, or such other address as may hereafter be furnished to the Seller in writing by the Purchaser; if to the Seller, addressed to the Seller at 1201 Third Ave., WMT1706, Seattle, Washington 98101, Attn: LBMC Legal Counsel, or to such other address as the Seller may designate in writing to the Purchaser.

SECTION 14. Severability of Provisions.

Any part, provision, representation or warranty of this Agreement which is prohibited or unenforceable or is held to be void or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. To the extent permitted by applicable law, the parties hereto waive any provision of law which prohibits or renders void or unenforceable any provision hereof.

SECTION 15. Agreement of Parties.

The Seller and the Purchaser each agree to execute and deliver such instruments (including UCC financing statements and continuation statements) and take such actions as either of the others may, from time to time, reasonably request in order to effectuate the purpose and to carry out the terms of this Agreement and the Pooling and Servicing Agreement.

SECTION 16. Survival.

The Seller agrees that the representations, warranties and agreements made by it herein and in any certificate or other instrument delivered pursuant hereto shall be deemed to be relied upon by the Purchaser and its successors and assigns, notwithstanding any investigation heretofore or hereafter made by the Purchaser or on its behalf, and that the representations, warranties and agreements made by the Seller herein or in any such certificate or other

instrument shall survive the delivery of and payment for the Mortgage Loans and the Yield Maintenance Agreement and shall continue in full force and effect, notwithstanding any restrictive or qualified endorsement on the Mortgage Notes and notwithstanding subsequent termination of this Agreement, the Pooling and Servicing Agreement or the Trust Fund.

SECTION 17. Indemnification, Representative.

(a) The Seller indemnifies and holds harmless the Purchaser, the Purchaser's officers and directors and each person, if any, who controls the Purchaser within the meaning of Section 15 of the Securities Act of 1933, as amended (the "1933 Act") or Section 20 of the Exchange Act of 1934, as amended, (the "Exchange Act"), as follows:

(i) against any and all losses, claims, expenses, damages or liabilities, joint or several, to which the Purchaser or such controlling person may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof including, but not limited to, any loss, claim, expense, damage or liability related to purchases and sales of the Class AV-1 Certificates, the Class AV-2 Certificates, the Class AV-3 Certificates and the Mezzanine Certificates arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Prospectus Supplement, or any amendment or supplement thereto, or arise out of, or are based upon, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; and will reimburse, as incurred, the Purchaser and each such controlling person for any legal or other expenses reasonably incurred by the Purchaser or such controlling person in connection with investigating, defending against or appearing as a third party witness in connection with any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the Seller will be liable in any such case only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission, or alleged untrue statement or omission, made therein in reliance upon and in conformity with written information furnished to the Purchaser by the Seller specifically for use in the preparation thereof (the "Seller's Prospectus Supplement Information");

(ii) against any and all loss, liability, claim, damage and expense whatsoever, to the extent of the aggregate amount paid in settlement of any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Seller; and

(iii) against any and all expense whatsoever (including the fees and disbursements of counsel chosen by the Purchaser, subject to Section 17(c) below), reasonably incurred in investigating, preparing or defending against any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or

omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under clause (i) or clause (ii) above.

This indemnity agreement will be in addition to any liability which the Seller may otherwise have.

(b) The Purchaser agrees to indemnify and hold harmless the Seller, each of its directors, each of its officers and each person, if any, who controls the Seller within the meaning of Section 15 of the 1933 Act or Section 20 of the Exchange Act, against any and all losses, claims, expenses, damages or liabilities to which the Seller or any such director, officer or controlling person may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Prospectus Supplement, other than in the Seller's Prospectus Supplement Information, or arise out of, or are based upon, the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading, and will reimburse any legal or other expenses reasonably incurred by the Seller or any such director, officer or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action. This indemnity agreement will be in addition to any liability which the Purchaser may otherwise have.

(c) Promptly after receipt by an indemnified party under this Section 17 of notice of the commencement of any action described therein, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 17, notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve the indemnifying party from any liability that it may have to any indemnified party under this Section 17 unless the indemnifying party is materially prejudiced by such omission to notify and in any event the failure to notify the indemnifying party shall not relieve it from any liability which it may have to the indemnified party otherwise than under this Agreement. In case any such action is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and, to the extent that it may wish to do so, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party (such consent not to be unreasonably withheld, conditioned or delayed), be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party under this Section 17, such indemnifying party shall not be liable for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and preparation for a defense.

Any indemnified party shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless: (i) the employment

thereof has been specifically authorized by the indemnifying party in writing (ii) such indemnified party shall have been advised by such counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying party and in the reasonable judgment of such counsel it is advisable for such indemnified party to employ separate counsel; (iii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (iv) the indemnifying party has failed to assume the defense of such action and employ counsel reasonably satisfactory to the indemnified party, in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party, it being understood, however, the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to local counsel) at any time for all such indemnified parties, which firm shall be designated in writing (i) by the Seller if the indemnified parties under this Section 17 consist of the Seller or any of its officers, directors or controlling persons, or (ii) the Purchaser, if the indemnified party under this Section 17 consist of the Purchaser or any of the Purchaser's directors, officers or controlling persons.

Each indemnified party, as a condition of the indemnity agreements contained in Section 17(a) and Section 17(b), shall use its reasonable efforts to cooperate with the indemnifying party in the defense of any such action or claim. No indemnifying party shall be liable for any settlement of any such action effected without its written consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with its written consent or if there be a final judgment for the plaintiff in any such action, the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss or liability (to the extent set forth in Section 17(a) or Section 17(b) as applicable) by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or failure to act by or on behalf of an indemnified party.

Notwithstanding the foregoing paragraph, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified

party in accordance with such request prior to the date of such settlement.

(d) If the indemnification provided for in Section 17(a) or 17(b) is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a) or (b) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Purchaser on the one hand and the Seller on the other from the offering of the Underwritten Certificates (as defined in the Prospectus Supplement) or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Purchaser on the one hand and the Seller on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. If the indemnification provided for in Section 17(b) is unavailable or insufficient to hold harmless the indemnified party under Section 17(b), then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in Section 17(b) in such proportion as appropriate to reflect the relative fault of the Purchaser on one hand and the Seller on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. The relative benefits received by the Purchaser on the one hand and the Seller on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Purchaser bear to the total underwriting discounts and commissions received by the Underwriters (as defined in the Prospectus Supplement). The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Purchaser or by the Seller and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to above in the first sentence of this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this subsection (d). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

SECTION 18. Representations and Warranties of the Seller Relating to the Yield Maintenance Agreement.

The Seller hereby represents and warrants to the Purchaser, that as of the Closing Date with respect to the Yield Maintenance Agreement:

(a) Immediately prior to the assignment of the Yield Maintenance Agreement to the Purchaser, the Seller had good title to, and was the sole legal and beneficial owner of, the Yield Maintenance Agreement, free and clear of any pledge, lien, security interest, charge, claim, equity or encumbrance of any kind created by the Seller, and has full right and authority, subject to no interest or participation of, or agreement with, any other party to sell and assign the same. Upon the delivery, transfer or assignment of the Yield Maintenance Agreement to the Purchaser as contemplated herein, the Purchaser will receive the Yield Maintenance Agreement, free and clear of any pledge, lien, security interest, charge, claim, equity or encumbrance of any kind created by the Seller;

(b) The Yield Maintenance Agreement constitutes "general intangibles" within the meaning of the applicable UCC;

(c) The Seller has received all consents and approvals required by the terms of the Yield Maintenance Agreement for the sale of the Yield Maintenance Agreement hereunder to the Purchaser;

(d) The Seller has caused or will have caused, within ten days after the Closing Date, the filing of all appropriate financing statements in the proper filing office in the appropriate jurisdictions under applicable law as necessary to perfect the security interest in the Yield Maintenance Agreement granted to the Purchaser hereunder; and

(e) The Seller has not authorized the filing of and is not aware of any financing statements against Seller that include a description of collateral covering the Yield Maintenance Agreement other than any financing statement (a) relating to the security interest granted to the Purchaser hereunder or (b) that has been terminated.

SECTION 19. Governing Law.

THIS AGREEMENT AND THE RIGHTS, DUTIES, OBLIGATIONS AND RESPONSIBILITIES OF THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS AND DECISIONS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES. THE PARTIES HERETO INTEND THAT THE PROVISIONS OF SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW SHALL APPLY TO THIS AGREEMENT.

SECTION 20. Miscellaneous.

This Agreement may be executed in two or more counterparts, each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. This Agreement supersedes all prior agreements and understandings relating to the subject matter hereof. Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge or termination is sought. The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

It is the express intent of the parties hereto that the conveyance of the Mortgage Loans and the Yield Maintenance Agreement by the Seller to the Purchaser as provided in Section 4 hereof be, and be construed as, a sale of the Mortgage Loans and the Yield Maintenance Agreement by the Seller to the Purchaser and not as a pledge of the Mortgage Loans and the Yield Maintenance Agreement by the Seller to the Purchaser to secure a debt or other obligation of the Seller. However, in the event that, notwithstanding the aforementioned intent of the parties, the Mortgage Loans and the Yield Maintenance Agreement are held to be property of the Seller, then, (a) it is the express intent of the parties that such conveyance be deemed a pledge of the Mortgage Loans and the Yield Maintenance Agreement by the Seller to the Purchaser to secure a debt or other obligation of the Seller and (b) (1) this Agreement shall also be deemed to be a security agreement within the meaning of Articles 8 and 9 of the New York Uniform Commercial Code; (2) the conveyance provided for in Section 4 hereof shall be deemed to be a grant by the Seller to the Purchaser of a security interest in all of the Seller's right, title and interest in and to the Mortgage Loans, the Yield Maintenance Agreement and all amounts payable to the holders of the Mortgage Loans and the Yield Maintenance Agreement in accordance with the terms thereof and all proceeds of the conversion, voluntary or involuntary, of the foregoing into cash, instruments, securities or other property, including without limitation all amounts, other than investment earnings, from time to time held or invested in the Collection Account whether in the form of cash, instruments, securities or other property; (3) the possession by the Purchaser or its agent of the Mortgage Notes, the Yield Maintenance Agreement, the related Mortgages and such other items of property that constitute instruments, money, negotiable documents or chattel paper shall be deemed to be "possession by the secured party" for purposes of perfecting the security interest pursuant to Section 9-305 of the New York Uniform Commercial Code; and (4) notifications to persons holding such property, and acknowledgments, receipts or confirmations from persons holding such property, shall be deemed notifications to, or acknowledgments, receipts or confirmations from, financial intermediaries, bailees or agents (as applicable) of the Purchaser for the purpose of perfecting such security interest under applicable law. Any assignment of the interest of the Purchaser pursuant to Section 4(d) hereof shall also be deemed to be an assignment of any security interest created hereby. The Seller and the Purchaser shall, to the extent consistent with this Agreement, take such actions as may be necessary to ensure that, if this Agreement were deemed to create a security interest in the Mortgage Loans and the Yield Maintenance Agreement, such security interest would be deemed to be a perfected security interest of first priority under applicable law and will be maintained as such throughout the term of this Agreement and the Pooling and Servicing Agreement.

SECTION 21. Third Party Beneficiary.

Each of the Trustee and the NIMS Insurer, if any, shall be a third-party beneficiary hereof (except with respect to Section 17) and shall be entitled to enforce the provisions hereof as if a party hereto, except the provisions of Section 17 hereof. The Co-Representatives, on behalf of the Underwriters (as defined in the Prospectus Supplement), shall be a third-party beneficiary hereof solely with respect to Section 17 and shall be entitled to enforce the provisions of Section 17 as if it were a party hereto.

IN WITNESS WHEREOF, the Purchaser and the Seller have caused their names to be signed by their respective officers thereunto duly authorized as of the date first above written.

LONG BEACH SECURITIES CORP.

By: ___________________________
Name: Jeffery A Sorensen
Title: Vice President

LONG BEACH MORTGAGE COMPANY

By: ___________________________
Name: Jeffery A Sorensen
Title: First Vice President

SCHEDULE A

Yield Maintenance Agreement

Provider	Transaction Reference
WestLB AG, New York Branch	265270N

EXHIBIT D

MORTGAGE LOAN SCHEDULE
[FILED BY PAPER]

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.279 WA Rate — 11,780 Loan Count
353.77 WA Rterm — $ 2,280,300,303.17 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV
4472601	44573418	HANCOCK	44190 GALICIA DRIVE	HEMET	CA	92544	OWNER-OCC	SFR	360	75.00
4483751	44505247	REYNA	13001 MONTE LEON	SAN ANTONIO	TX	78223	OWNER-OCC	SFR	360	80.00
4561437	44648736	SWAIN	14 DAVID CIRCLE	LINCOLN	AL	35096	OWNER-OCC	SFR	360	70.00
4595745	44632204	PAGE	647 E OUNTON AVENUE	ORANGE	CA	92865	OWNER-OCC	SFR	360	80.00
4601660	44681575	BUCIO	478 CARPENTIER WAY	SAN JOSE	CA	95111	OWNER-OCC	PUD	360	90.00
4642583	44734317	AGUERO	10822 NASSAU AVENUE	SUNLAND	CA	91040	OWNER-OCC	SFR	360	80.00
4667358	44702752	CARLSON	1083 TATESBROOK DRIVE	LEXINGTON	KY	40517	OWNER-OCC	SFR	360	90.00
4671145	73571178	MILLIM	374 PROSPECTOR ROAD	DAYTON	NV	89403	OWNER-OCC	MANUF/MOBIL	360	72.27
4683089	73541960	POTEAT	5601 FOREST AVENUE	WILMINGTON	NC	28403	OWNER-OCC	MANUF/MOBIL	360	65.00
4730369	44755957	FIFITA	2848 SPENCER AVENUE	MAGNA	UT	84044	OWNER-OCC	MANUF/MOBIL	360	85.00
4756383	44765842	MCGREGOR	1301 N IVY CIRCLE	WASILLA	AK	99654	OWNER-OCC	SFR	360	50.00
4772794	73554750	ZEESHAN	38627 CHERRY LANE UNIT #98	FREMONT	CA	94536	OWNER-OCC	CONDO	360	80.00
4785578	73545558	BALTODANO	1927 MESA BUENA AVENUE	SAN PABLO	CA	94806	OWNER-OCC	SFR	360	80.00
4787180	73544330	DURNEY	5608 160TH PL SW	EDMONDS	WA	98026	OWNER-OCC	SFR	360	80.00
4788403	73555703	CASWELL	254 MADISON 5553	HUNTSVILLE	AR	72740	OWNER-OCC	SFR	360	90.00
4791259	73582757	ALBERS	1708 CORONITA DRIVE	FENTON	MO	63026	OWNER-OCC	SFR	360	90.00
4793279	73544579	REICKS	820 SW 16TH ST	PUYALLUP	WA	98371	OWNER-OCC	SFR	360	80.00
4794832	73564528	HERNANDEZ	3941 & 3943 W 112TH STREET	INGLEWOOD	CA	90303	OWNER-OCC	2-4 UNITS	360	75.00
4802831	73559256	GAGETTA	8 PELICAN PLACE	VALLEY SPRINGS	CA	95252	OWNER-OCC	PUD	360	80.00
4803504	73549453	WRIGHT SR	1517 CROSSETT DRIVE	ST LOUIS	MO	63138	OWNER-OCC	SFR	360	85.00
4808739	73552756	JAHNKE	3017 FAWN LANE	JACKSON	MI	49201	OWNER-OCC	SFR	360	65.00
4811840	44769487	NULHIWA	5538 NANDAY COURT	OCEANSIDE	CA	92057	OWNER-OCC	PUD	360	80.00
4813515	73558144	ARMSTRONG	20003 24TH AVENUE NE	SEATTLE	WA	98155	OWNER-OCC	2-4 UNITS	360	80.00
4813783	73547508	PAYNE	2305 GOLF CLUB RD	LACEY	WA	98503	OWNER-OCC	SFR	360	90.00
4842753	73577074	RODRIGUEZ	10326 BEVERLY BOULEVARD	WHITTIER	CA	90601	OWNER-OCC	SFR	360	80.00
4848324	73525910	DEJESUS	425 WASHINGTON BLVD B1	ALGONA	WA	98001	OWNER-OCC	CONDO	360	80.00
4853750	73581250	XIANGHE	9105 OLD MEMORIAL HIGHWAY	TAMPA	FL	33615	OWNER-OCC	SFR	360	90.00
4855177	73590114	RICHARDS JR	2550 BRIAR GROVE CIRCLE	TAMPA	FL	33615	OWNER-OCC	SFR	360	85.00
4856926	73593709	OAS	18411 115TH LANE SE	YELM	WA	98597	OWNER-OCC	SFR	360	80.00
4864609	73819874	LYNCH	2428 DISCUS LANE	EFFINGHAM	SC	29541	NON OWNER	SFR	180	50.00
4871729	74033979	MCELHANEY	19150 CLIFF STREET	DETROIT	MI	48234	NON OWNER	2-4 UNITS	360	75.00
4875019	73594343	CUSIMANO	5674 SOUTH RIFLE COURT	AURORA	CO	80015	OWNER-OCC	PUD	360	78.84
4875357	73604274	TOULOUSE	11409 LAUREN CHRISTOPHER	HASLET	TX	76052	OWNER-OCC	SFR	360	80.00
4886115	73653468	POTTER	2628 S WHITESTONE DRIVE	FLORENCE	SC	29505	OWNER-OCC	SFR	360	81.80
4887238	73524723	SHAFER	101 LONGS PEAK DR	LYONS	CO	80540	OWNER-OCC	SFR	360	90.00
4887816	73607657	HARRISON	805 COULEE DR	BOZEMAN	MT	59718	OWNER-OCC	SFR	180	85.00
4887881	73589987	LENIHAN	1018 4TH AVENUE	CORNING	CA	96021	OWNER-OCC	SFR	360	80.00
4891339	74041088	CABELLO	798 FRISBEE LANE	FRENCH CAMP	CA	95231	OWNER-OCC	SFR	360	80.00
4893152	73534947	COTTLE	5341 S LIVERPOOL WAY	AURORA	CO	80015	OWNER-OCC	PUD	360	80.00
4893855	73617815	MORTIMER	21451 GARY DRIVE #7	CASTRO VALLEY	CA	94546	OWNER-OCC	CONDO	360	90.00
4894830	73611809	CAMPOS	10214 HERMES ST	NORWALK	CA	90650	OWNER-OCC	SFR	360	80.00
4897179	73624106	MURRAY	4815 S 3RD AVE	EVERETT	WA	98203	OWNER-OCC	SFR	360	75.00
4897633	73607583	VEGAS	2121 BAILEY CT	MODESTO	CA	95355	OWNER-OCC	SFR	360	60.18
4899037	73605149	DUPREY	424 E 1ST AVENUE #1C	DENVER	CO	80203	OWNER-OCC	CONDO	360	80.00
4901104	73628216	GOFF	19443 BROOKSIDE WAY	BEND	OR	97702	OWNER-OCC	SFR	360	80.00
4902219	73636532	JOHNSON	3780 ANNANDALE ROAD	FALLS CHURCH	VA	22042	OWNER-OCC	SFR	360	57.00
4906509	73674470	CURRAN	1635 POPPY CIRCLE	ROCKLIN	CA	95765	OWNER-OCC	SFR	360	80.00
4911079	73660524	HERRERA	17781 LOUISE STREET	NORTH PALM SPRINGS	CA	92258	OWNER-OCC	SFR	360	72.73
4915179	73624983	MEJICA	2130 MADDOX COURT	CARMICHAEL	CA	95608	OWNER-OCC	SFR	360	78.62
4918173	73630842	ROSARIO	4714 S LUCILE STREET	SEATTLE	WA	98118	OWNER-OCC	SFR	360	80.00
4919973	74091319	CORONEL	4217 N BERNARD ST	CHICAGO	IL	60618	OWNER-OCC	2-4 UNITS	360	75.00
4924257	73677775	AGUILAR	1227 E MILES STREET	TUCSON	AZ	85719	OWNER-OCC	SFR	360	80.00
4930674	73629156	EBERHART	905 AUSSIE AVENUE	SANTA ROSA	CA	95407	OWNER-OCC	SFR	360	79.55
4933552	73630189	BRAUN	2285 CANYON BOND AVENUE	LAUGHLIN	NV	89029	NON OWNER	CONDO	360	80.00
4934678	73679078	FALGOUT	14920 132ND AVE E	PUYALLUP	WA	98374	OWNER-OCC	SFR	360	80.00
4937819	73622201	SULLIVAN	3168 OLLERTON AVE	AURORA	IL	60504	OWNER-OCC	SFR	360	80.00
4938593	73622784	ERWIN	7013 EAGLE VALLEY WAY	BIRMINGHAM	AL	35242	OWNER-OCC	PUD	360	90.00
4938627	73627374	OURULE	610 WALNUT ST	BRIGHTON	CO	80601	OWNER-OCC	SFR	360	78.41
4941241	74059874	ALVARADO	3829 W FARGO AVE	SKOKIE	IL	60076	OWNER-OCC	SFR	360	34.95
4941928	73622391	FAUL	1246 E ALEXANDER STREET	LAFAYETTE	LA	70501	OWNER-OCC	SFR	360	90.00
4943668	73640518	SPRINGER	2103 CHICAGO ST SE	ALBANY	OR	97322	OWNER-OCC	SFR	360	79.14
4955868	73683658	NELSON	2694 N SAN CARLO AVE	HIGHLAND	CA	92346	OWNER-OCC	SFR	360	80.00
4960143	73684930	MADAY	W271 N 2838 PEARTREE LANE	PEWAUKEE	WI	53072	OWNER-OCC	SFR	360	78.33
4969192	73687149	THIBODEAUX	9635 MACARTHUR BLVD	OAKLAND	CA	94605	OWNER-OCC	SFR	360	90.00
4975575	73649750	CARVALHO	13100 HARPER PLACE	FONTANA	CA	92336	OWNER-OCC	SFR	360	80.00
4976007	73649808	STAHR	2748 WESTBERRY DRIVE	SANTA ROSA	CA	95403	OWNER-OCC	CONDO	360	82.68
4976783	73669426	MCCLEARY	20519 GATHERING OAK	SAN ANTONIO	TX	78258	OWNER-OCC	PUD	360	80.00
4983530	74351750	GOULDING JR	5637 ASPEN COURT	RIVERBANK	CA	95367	OWNER-OCC	SFR	360	61.50
4986949	74140104	BENHAM	7110 BRENTWOOD LANE	WESTMINSTER	CA	92683	NON OWNER	PUD	360	80.00
4987302	74140492	KARSTON	9508 NE 141ST PLACE	BOTHELL	WA	98011	NON OWNER	SFR	360	74.53
4994273	74147356	LINTON	1130 W 51ST PLACE	LOS ANGELES	CA	90037	OWNER-OCC	SFR	360	80.00
4996278	74290858	ALVAREZ	8055 W SAM PL	TUCSON	AZ	85735	OWNER-OCC	MANUF/MOBIL	360	80.00
4996492	74150038	CROWDER	705 WILLOW CREEK TERRACE	BRENTWOOD	CA	94513	OWNER-OCC	SFR	360	80.00
5000564	74159969	REYES	5829 SAN JUAN AVENUE #5	CITRUS HEIGHTS	CA	95610	OWNER-OCC	CONDO	360	80.00
5008214	74161266	MILLER	116 LORI LANE	MERTZTOWN	PA	19539	OWNER-OCC	SFR	360	69.20
5009753	74162272	JASSO	1364 RABBIT PEAK WAY	HEMET	CA	92545	OWNER-OCC	SFR	360	80.00
5011754	74165164	VILLALON	1601 S HALSTED #202	CHICAGO	IL	60608	OWNER-OCC	CONDO	360	80.00
5013730	74166497	SAVANT	2251 LIVE OAK DRIVE	BRUSLY	LA	70719	OWNER-OCC	SFR	180	76.93
5014063	74167065	SEBASTIAN IV	354 ADDLEMAN AVENUE	WEST COVINA	CA	91792	OWNER-OCC	SFR	360	75.47
5016043	74169624	PEREZ	110 OLIVA COURT UNIT B	NOVATO	CA	94947	OWNER-OCC	CONDO	360	80.00
5017215	74170770	SALAS	2213 VILLA COURT	LOS BANOS	CA	93635	OWNER-OCC	SFR	360	80.00
5020615	74114194	MARSHALL-APODACA	9321 9TH PLACE NORTHEAST	EVERETT	WA	98205	OWNER-OCC	SFR	360	80.00
5023619	74177189	ARELLANO	10005 W 38TH PLACE	WHEATRIDGE	CO	80033	OWNER-OCC	SFR	360	84.27
5024468	74178062	PADRON	9310 FONTAINEBLEAU BLV514	MIAMI	FL	33172	OWNER-OCC	CONDO	360	80.00
5025200	74178773	FRANZ	2010 GINKGO STREET SE	AUBURN	WA	98092	OWNER-OCC	SFR	360	80.00
5034232	74187493	TOROSYAN	500 PIONEER DRIVE 5	GLENDALE	CA	91203	OWNER-OCC	CONDO	360	90.00
5035027	74189475	EDDS	8386 QUAY DRIVE	ARVADA	CO	80003	OWNER-OCC	SFR	360	57.00
5038542	74191982	MOSTROM	5317 NORTH 40TH STREET	TACOMA	WA	98407	OWNER-OCC	SFR	360	57.00
5040126	74193582	MAZARIEGOS	924 8TH ST	CORONA	CA	92882	OWNER-OCC	SFR	360	80.00
5041215	74194663	FRAZIER	379 45TH AVENUE	OAKLAND	CA	94609	OWNER-OCC	SFR	360	70.00
5042835	74196049	COCKCROFT	4500 RIDGEWOOD ROAD	CARNELIAN BAY	CA	96140	OWNER-OCC	SFR	360	44.55
5042981	74196395	KIDD	3514 LONGVIEW DR	CORINTH	TX	76210	OWNER-OCC	SFR	360	80.00
5043633	74197068	LE	17 CANTERA	SANTA ANA	CA	92730	OWNER-OCC	PUD	360	95.00
5047849	74201278	JOHNSON	2802 MANION DRIVE	MISSOURI CITY	TX	77459	OWNER-OCC	PUD	360	80.00
5053327	74206707	OLSEN	3414 W STREET	VANCOUVER	WA	98663	OWNER-OCC	SFR	360	80.00
5055769	74209164	NOBLE	318 N STREET	SANGER	CA	93657	NON OWNER	SFR	360	74.78
5055783	74209196	CUEVAS	838 10TH STREET	MERCED	CA	95348	OWNER-OCC	2-4 UNITS	360	79.95
5063086	74216518	AZUBUKE	663 WHITE OAK LANE	UNIVERSITY PARK	IL	60466	OWNER-OCC	CONDO	360	80.00
5064371	74217903	WASHINGTON	3534 RHODA AVENUE	OAKLAND	CA	94602	OWNER-OCC	SFR	360	80.00
5066360	74319734	HELMS	90 SAMUEL DRIVE	ROCKY MOUNT	VA	24151	OWNER-OCC	SFR	360	67.00
5069075	74222407	BUSTAMANTE	3117 WEST CUBBON STREET	SANTA ANA	CA	92704	NON OWNER	SFR	360	80.00
5070164	74223483	BUSTAMANTE	1640 WEST CAMILLE PLACE	SANTA ANA	CA	92703	NON OWNER	SFR	360	80.00
5071774	74225160	CRANMER	1927 NICHOLAS PLACE	SAINT CLOUD	FL	34771	OWNER-OCC	PUD	360	90.00
5072749	74226127	BALDWIN	40 ARTHUR ST	BATTLE CREEK	MI	49015	NON OWNER	SFR	360	75.00
5073820	74227174	JOHNSON	10468 MONROE AVENUE NE	SOUTH HAVEN	MN	55382	OWNER-OCC	SFR	360	54.41
5077201	74230568	MURRIETA	10412 WELLINGTON MANOR AVE	LAS VEGAS	NV	89129	OWNER-OCC	PUD	360	90.00
5084785	74238058	BRAY WISE	7489 N LEEWYNN DRIVE	SARASOTA	FL	34240	OWNER-OCC	SFR	360	80.00
5094058	74248147	WHITE	2421 HEINEMANN DRIVE	VALLEY SPRINGS	CA	95252	OWNER-OCC	SFR	360	80.00
5097458	74250683	FAROOQ	3620 FREEDOM WAY	ANTIOCH	CA	94509	NON OWNER	SFR	360	55.73
5100387	74253550	SATTERWHITE	58 S ENGELS CIRCLE	DURHAM	NC	27703	OWNER-OCC	SFR	360	81.67
5104468	74257503	HANNA	22069 CARSON ROAD	PRIDE	LA	70770	OWNER-OCC	MANUF/MOBIL	360	82.43
5106257	74259409	LABRADO	8700 FALMOUTH WAY	SACRAMENTO	CA	95823	OWNER-OCC	SFR	360	80.00
5106471	74259623	WOLD	9939 FRANKLIN ST	THORTON	CO	80229	OWNER-OCC	SFR	360	75.00
5107394	74260712	VAZQUEZ	27872 HAVANA AVENUE	HAYWARD	CA	94544	OWNER-OCC	SFR	360	95.00
5108651	74261975	WHEELER	305 14TH AVENUE	SCRANTON	PA	18504	OWNER-OCC	SFR	360	83.19
5110879	74254003	KATZ	2206 RIDGLEY WOODS DRIVE	CHESTERFIELD	MO	63005	OWNER-OCC	SFR	360	80.00
5116827	74269929	BAILEY	17107 RANCH COUNTRY ROAD	HOCKLEY	TX	77447	NON OWNER	PUD	360	90.00
5117023	74270125	MARTINEZ	9413 & 9415 WEST LANE	STOCKTON	CA	95210	OWNER-OCC	2-4 UNITS	360	90.00
5121918	74275017	GUTIERREZ	5052 W HOLLAND AVE	FRESNO	CA	93722	NON OWNER	SFR	150	80.00
5125802	74278972	GRYNOLZ	25 WESTFIELDS RD	MANCHESTER	VT	5254	OWNER-OCC	SFR	360	42.31
5126379	74279472	RODRIGUEZ	1262 [illegible]RILLO COURT	SALINAS	CA	93905	OWNER-OCC	SFR	360	80.00
5127839	74360014	MANUEL	45[illegible] SKYLINE DR	PERRINTON	MI	48871	2ND HOME	MANUF/MOBIL	360	75.00
5129393	74287450	HOLMES	4732 E W S WOODS BLVD	STOCKTON	CA	95206	OWNER-OCC	SFR	360	83.00
5129627	74287641	MUNDO	823 S BEVERLEY STREET	SANTA ANA	CA	92704	OWNER-OCC	SFR	360	80.00
5131586	74284633	SOLIS	12424 CHERRY STREET	THORNTON	CO	80241	OWNER-OCC	PUD	360	80.00
5132873	74285681	JALDIN	13072 THIRD ST	CHINO	CA	91710	OWNER-OCC	SFR	360	90.00
5133873	74286621	LITTLE	3868 HOCKER ROAD	ROSEBURG	OR	97470	OWNER-OCC	MANUF/MOBIL	360	90.00

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.279 WA Rate · 353.77 WA Rterm · 11,789 Loan Count · $ 2,200,000,005.17 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PNI	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5133830	74286949	FERREL	3424 AVENUE B	KITTREDGE	CO	80457	OWNER-OCC	SFR	360	73.07	94.14	6.125	4/1/2003	3/1/2033	826.36	138,000.00	135,801.39	135,467.18	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.125	Full	A	843	172,000.00	0	1	3/10/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5134315	74287582	KINLOW	1119 EAST 56TH STREET	TACOMA	WA	98404	OWNER-OCC	SFR	360	80.00	100.00	7.150	4/1/2003	3/1/2033	745.65	110,400.00	110,084.51	109,984.78	ARM	4.990	13.150	7.150	1.000	1.000	3/1/2005	PURCHASE	7.150	Full	A	605	138,500.00	138,000	1	2/27/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5134364	74287624	JOHANSEN	1425 NE 61ST 209	HILLSBORO	OR	97124	OWNER-OCC	CONDO	360	80.00	100.00	7.400	4/1/2003	3/1/2033	709	102,400.00	102,165.97	102,086.99	ARM	4.990	13.400	7.400	1.000	1.000	3/1/2005	PURCHASE	7.400	Full	A	607	128,000.00	128,000	1	2/20/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5135439	74288429	BALINGIT	2242 ALEXIAN DR	SAN JOSE	CA	95116	OWNER-OCC	CONDO	360	80.00	100.00	7.300	4/1/2003	3/1/2033	1601.49	233,600.00	233,055.41	232,871.67	ARM	4.990	14.300	7.300	3.000	1.000	3/1/2005	PURCHASE	7.300	Stated	A	714	292,000.00	292,000	1	2/24/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5138102	74291162	KAVANAUGH	125 E FLAG ST	ROCKAWAY	NJ	7866	NON OWNER	SFR	360	24.00	0.00	9.450	5/1/2003	4/1/2033	502.33	60,000.00	59,940.11	59,909.81	ARM	6.750	15.450	9.450	1.000	1.000	4/1/2005	REFI-CASH OUT	9.450	Stated	A-	568	250,000.00	0	1	3/10/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5138430	74291550	CADET	838 S 19TH STREET	NEWARK	NJ	7108	OWNER-OCC	SFR	360	90.00	0.00	9.200	6/1/2003	5/1/2033	589.72	72,000.00	71,962.28	71,924.27	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	9.200	Full	A	834	80,000.00	80,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5138565	74291626	LUNDBERG	4117 AZURE AVENUE	SOUTH LAKE TAHOE	CA	96150	2ND HOME	SFR	360	80.00	100.00	7.900	6/1/2003	5/1/2033	1883.88	259,200.00	259,022.52	258,843.67	ARM	4.990	13.900	7.900	1.000	1.000	5/1/2005	PURCHASE	7.900	Stated	A	657	324,000.00	324,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5143730	74296773	DINGMAN	204 DELWOOD STREET	WESTWOOD	CA	96137	NON OWNER	SFR	180	75.00	0.00	6.250	4/1/2003	3/1/2018	548.01	63,750.00	60,991.65	60,783.01	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA	640	85,000.00	0	1	2/28/2003	176	6/1/2003	Group I	6 MO LIBOR	6	N
5145677	74298421	MURDOCK	115 BILL LOCKNER ROAD	ERWIN	TN	37650	OWNER-OCC	MANU/MOBIL	360	80.00	0.00	8.990	6/1/2003	5/1/2033	552.44	68,720.00	68,634.38	68,598.13	ARM	5.750	14.990	8.990	1.000	1.000	5/1/2005	REFI-CASH OUT	8.990	Full	B	575	85,900.00	0	1	4/14/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5146709	74299777	LOPEZ	5013 S MARSHFIELD AVE	CHICAGO	IL	60609	NON OWNER	2-4 UNITS	360	80.00	0.00	6.000	4/1/2003	3/1/2033	719.47	120,000.00	119,518.92	119,518.52	ARM	4.250	12.000	6.000	1.000	1.000	3/1/2005	PURCHASE	6.000	Stated	AA	662	153,000.00	150,000	1	2/26/2003	356	7/1/2003	Group I	6 MO LIBOR	6	N
5148671	74301748	TEAT	1 FRISBIE STREET UNIT 309	VALLEJO	CA	94590	OWNER-OCC	CONDO	360	70.06	100.00	6.650	4/1/2003	3/1/2033	751.1	117,000.00	116,660.12	116,585.68	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.650	Full	A	657	170,000.00	167,000	1	3/10/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5149315	74302381	WARD	5205 EUCLID	KANSAS CITY	MO	64130	OWNER-OCC	SFR	360	80.00	100.00	11.200	5/1/2003	4/1/2033	572.75	59,200.00	59,158.67	59,138.17	ARM	5.600	17.200	11.200	1.000	1.000	4/1/2005	PURCHASE	11.200	Full	B	490	74,000.00	74,000	1	3/20/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5150552	74303611	RODRIGUEZ	4530 SILVERTON WAY	SACRAMENTO	CA	95838	OWNER-OCC	SFR	360	80.00	100.00	6.850	4/1/2003	3/1/2033	1189.96	181,600.00	181,137.39	180,981.42	ARM	4.990	12.850	6.850	1.000	1.000	3/1/2005	PURCHASE	6.850	Full	A	641	227,000.00	227,000	1	2/21/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5151564	74304627	STOKES	1273 SUTTER AVENUE	BROOKLYN	NY	11208	NON OWNER	2-4 UNITS	360	90.00	0.00	8.250	5/1/2003	4/1/2033	1217.08	162,000.00	161,792.87	161,687.83	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.250	Full	AA	695	245,000.00	180,000	1	3/3/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5151628	74304666	HARVEY	3608 YOUNG RD	PLANT CITY	FL	33565	OWNER-OCC	SFR	360	58.82	0.00	6.763	5/1/2003	4/1/2033	324.74	50,000.00	49,870.43	49,870.43	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.763	Stated	A	654	85,000.00	0	1	3/18/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5152509	74305533	GARCIA	2451 W 47TH PLACE	CHICAGO	IL	60632	NON OWNER	2-4 UNITS	360	80.00	0.00	6.000	5/1/2003	4/1/2033	657.11	109,600.00	109,343.82	109,233.73	ARM	4.250	12.000	6.000	1.000	1.000	4/1/2005	PURCHASE	6.000	Stated	AA	670	138,000.00	137,000	1	3/6/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5152916	74305832	HINGLE	1903 W GOLF RD	MT PROSPECT	IL	60056	OWNER-OCC	CONDO	360	80.00	100.00	6.700	5/1/2003	4/1/2033	841.45	130,400.00	130,172.60	130,057.95	ARM	4.990	12.700	6.700	1.000	1.000	4/1/2005	PURCHASE	6.700	Stated	A	675	165,000.00	163,000	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5154067	74307083	MITCHELL	2538 LOWELL AVENUE	MEMPHIS	TN	38114	NON OWNER	SFR	180	75.00	0.00	6.250	5/1/2003	4/1/2018	353.69	41,250.00	40,619.98	40,619.98	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA	695	55,000.00	0	1	3/7/2003	177	7/1/2003	Group I	6 MO LIBOR	6	N
5154315	74307331	GLAUVITZ	12429 MOTLEY RD	PEYTON	CO	80831	OWNER-OCC	SFR	360	77.07	78.89	6.000	5/1/2003	4/1/2033	947.29	158,000.00	157,684.63	157,525.78	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.000	Stated	AA	760	205,000.00	0	1	3/10/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5155924	74308917	DEPINA	68 CALMAR STREET	BROCKTON	MA	2301	OWNER-OCC	2-4 UNITS	360	79.87	0.00	6.125	5/1/2003	4/1/2033	1446.12	238,000.00	237,538.18	237,302.48	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.125	Stated	AA	741	298,000.00	0	1	3/19/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5157278	74310251	AMAKER	273 QUICK STREET	ORANGEBURG	SC	29115	OWNER-OCC	MANU/MOBIL	360	75.00	84.37	10.000	6/1/2003	5/1/2033	421.24	48,000.00	47,978.78	47,957.34	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	10.000	Full	A-	543	64,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5159249	74312240	PFEIFER	8109 NE 125TH AVENUE	VANCOUVER	WA	98687	NON OWNER	2-4 UNITS	180	77.87	0.00	5.875	5/1/2003	4/1/2018	1215.82	145,250.00	144,237.83	143,728.17	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	5.875	Full	AA	784	187,000.00	0	1	3/25/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5159369	74312372	PENDERGRASS-WOOTEN	2620 ROSS LANE	EUGENE	OR	97404	OWNER-OCC	MANU/MOBIL	360	90.00	0.00	8.950	7/1/2003	6/1/2033	634.42	79,200.00	79,158.07	79,158.07	ARM	4.960	14.950	8.950	1.000	1.000	6/1/2005	REFI-CASH OUT	8.950	Full	A	609	88,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5160127	74313180	HART	1321 85TH AVENUE	OAKLAND	CA	94621	NON OWNER	SFR	360	43.33	0.00	6.750	4/1/2003	3/1/2033	674.55	104,000.00	103,729.84	103,638.77	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Full	AA	655	240,000.00	0	1	3/10/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5160288	74313271	VILLANUEVA	970 HILLTOP DR	CHULA VISTA	CA	91911	OWNER-OCC	SFR	360	80.00	0.00	6.750	4/1/2003	3/1/2033	1556.64	240,000.00	239,378.59	239,168.44	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Stated	AA	698	300,000.00	0	1	3/25/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5162102	74315000	ANDREWS	14510 127TH AVE NE #A-66	KIRKLAND	WA	98034	OWNER-OCC	CONDO	360	90.00	0.00	6.500	4/1/2003	3/1/2033	711.08	112,500.00	112,193.23	112,089.88	ARM	4.250	12.500	6.500	1.000	1.000	3/1/2005	REFI-CASH OUT	6.500	Stated	AA	644	125,000.00	0	1	2/28/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5162177	74315136	GALINDO	5069 CHALLEN AVENUE	RIVERSIDE	CA	92503	OWNER-OCC	SFR	360	80.00	100.00	7.550	6/1/2003	5/1/2033	972.48	138,400.00	138,298.31	138,195.98	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005	PURCHASE	7.550	Stated	A	658	173,000.00	173,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5162243	74315201	JORDAN	5600 MILLSTONE LANE	PFAFFTOWN	NC	27040	OWNER-OCC	SFR	360	85.00	0.00	9.900	6/1/2003	5/1/2033	821.07	94,350.00	94,307.36	94,264.37	ARM	6.250	15.900	9.900	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.900	Full	B-	541	111,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5162460	74315408	WALTERS	151 E WINCHESTER DRIVE	RIALTO	CA	92376	OWNER-OCC	SFR	360	87.80	0.00	6.900	4/1/2003	3/1/2033	1139.19	172,970.00	172,533.67	172,388.55	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.900	Full	AA	638	197,000.00	0	1	3/4/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5163415	74316407	LEVY	11150 GLENWOOD FARMS DRIVE	WILMER	AL	36587	OWNER-OCC	MANU/MOBIL	360	74.82	0.00	9.700	6/1/2003	5/1/2033	538.1	62,900.00	62,869.84	62,840.04	ARM	5.950	15.700	9.700	1.000	1.000	5/1/2005	REFI-CASH OUT	9.700	Full	B	505	78,600.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5164317	74316993	PHILLIPS	12101 SE 278TH PLACE	KENT	WA	98032	OWNER-OCC	SFR	360	80.00	100.00	6.850	4/1/2003	3/1/2033	969.26	147,920.00	147,643.31	147,416.18	ARM	4.960	12.850	6.850	1.000	1.000	3/1/2005	PURCHASE	6.850	Full	A	638	190,500.00	184,900	1	3/7/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5164098	74317041	GONZALEZ	724 CLINTON DRIVE	STOCKTON	CA	95210	OWNER-OCC	SFR	360	65.00	0.00	6.300	6/1/2003	5/1/2033	708.1	114,400.00	114,147.50	114,033.65	ARM	4.960	12.300	6.300	1.000	1.000	5/1/2005	REFI-CASH OUT	6.300	Stated	A	647	176,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5166087	74318932	VALENCIA	12331 ALPINE AVE	LYNWOOD	CA	90262	NON OWNER	2-4 UNITS	180	68.62	0.00	6.250	5/1/2003	4/1/2018	1917.08	223,000.00	221,494.69	220,736.45	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA	674	325,000.00	0	1	3/17/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5167747	74320831	MILLER	4549 LEVELSIDE AVENUE	LAKEWOOD	CA	90712	NON OWNER	SFR	360	80.00	0.00	6.500	5/1/2003	4/1/2033	1441.17	228,000.00	227,586.84	227,378.28	ARM	4.250	12.500	6.500	1.000	1.000	4/1/2005	REFI-NO CASHOUT	6.500	Stated	AA	650	285,000.00	0	1	4/7/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5168778	74321654	SIRATON	1644 RUE DE VALLE	SAN MARCOS	CA	92069	OWNER-OCC	CONDO	360	80.00	100.00	6.350	4/1/2003	3/1/2033	990.8	159,200.00	158,753.14	158,602.81	ARM	4.990	12.350	6.350	1.000	1.000	3/1/2005	PURCHASE	6.350	Stated	A	701	200,000.00	199,000	1	2/28/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5169801	74322751	BUSTAMANTE	1519 SOUTH SHELTON AVENUE	SANTA ANA	CA	92707	NON OWNER	SFR	360	80.00	0.00	6.500	5/1/2003	4/1/2033	1618.1	256,000.00	255,301.93	255,301.93	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Stated	AA	675	320,000.00	0	1	4/9/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5170030	74322592	MEZA	2706 S MONTEREY VISTA	TUCSON	AZ	85713	NON OWNER	2-4 UNITS	360	80.00	0.00	6.000	5/1/2003	4/1/2033	407.7	68,000.00	67,864.28	67,795.88	ARM	4.250	12.000	6.000	1.000	1.000	4/1/2005	PURCHASE	6.000	Stated	AA	672	85,000.00	85,000	1	3/14/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5170261	74323122	SHEARER	5 S MCKAIG CIRCLE	GLADEWATER	TX	75647	NON OWNER	2-4 UNITS	360	80.00	90.00	8.650	5/1/2003	4/1/2033	405.38	52,000.00	51,938.68	51,907.69	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.650	Full	A	673	65,000.00	65,000	1	3/4/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5170535	74323395	BROWN	TRACT 28 WILLIS ROAD	CARTERSVILLE	GA	30120	OWNER-OCC	MANU/MOBIL	360	75.00	0.00	11.650	6/1/2003	5/1/2033	640.12	63,000.00	62,880.24	62,863.79	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	11.650	Full	C	552	84,000.00	83,202	1	4/17/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5170733	74323593	TURNER	5625 COUNTY ROAD 43	CLANTON	AL	35045	OWNER-OCC	MANU/MOBIL	360	78.80	87.71	7.150	5/1/2003	4/1/2033	489.67	72,500.00	72,325.18	72,308.18	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.150	Full	A	625	92,000.00	0	1	3/20/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5171293	74324153	ALMANZA	4640 LAFAYETTE ST	FORT WAYNE	IN	46806	NON OWNER	SFR	360	80.00	0.00	8.550	5/1/2003	4/1/2033	315.17	40,800.00	40,750.89	40,728.07	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.550	Full	A	647	51,000.00	0	1	3/12/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5171517	74324377	WEAVER	2078 KEHELEY ROAD	DECATUR	GA	30032	NON OWNER	SFR	360	75.00	0.00	6.375	5/1/2003	4/1/2033	842.23	135,000.00	134,749.25	134,622.88	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.375	Stated	AA	702	180,000.00	0	1	3/25/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5172127	74325044	ARCEO	717 ALAMEDA STREET	VALLEJO	CA	94590	OWNER-OCC	SFR	360	80.00	100.00	6.100	6/1/2003	5/1/2033	1672.55	276,000.00	275,732.45	275,459.53	ARM	4.990	12.100	6.100	1.000	1.000	5/1/2005	PURCHASE	6.100	Full	A	627	345,000.00	345,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5172275	74325164	QUIJADA	751 N LATCHAM AVENUE	COVINA	CA	91724	OWNER-OCC	SFR	360	80.00	0.00	6.250	5/1/2003	4/1/2033	1625.5	264,000.00	263,243.97	263,243.97	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA	668	330,000.00	0	1	3/25/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5172333	74325242	LYTLE	5003 VIA DE PALMA DRIVE	LAS VEGAS	NV	89146	NON OWNER	SFR	360	71.52	0.00	8.150	6/1/2003	5/1/2033	878.22	118,000.00	117,923.10	117,845.68	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.150	Limited	A	700	165,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5173313	74326414	EVANS	515 W 8TH STREET	ANTIOCH	CA	94509	NON OWNER	2-4 UNITS	360	70.00	0.00	6.250	5/1/2003	4/1/2033	1767.11	287,000.00	286,453.94	286,178.78	ARM	4.990	12.250	6.250	1.000	1.000	4/1/2005	REFI-CASH OUT	6.250	Stated	A	704	410,000.00	0	1	3/6/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5173638	74326530	IMRIE	43534 WERNEY ROAD	COARSEGOLD	CA	93614	OWNER-OCC	MANU/MOBIL	360	41.05	0.00	8.950	5/1/2003	4/1/2033	440.57	55,000.00	54,968.23	54,938.23	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.950	Stated	A-	615	134,000.00	0	1	3/21/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5173646	74326547	MURPHY	1782 GOSS STREET	OAKLAND	CA	94607	OWNER-OCC	SFR	360	80.00	100.00	6.350	5/1/2003	4/1/2033	1244.48	200,000.00	199,626.72	199,438.60	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.350	Full	A	727	305,000.00	250,000	1	3/18/2003	357	8/1/2003	Group I	6 MO LIBOR	6	N
5173803	74326703	ENRIQUEZ	15409 STUDEBAKER ROAD	NORWALK	CA	90650	OWNER-OCC	SFR	360	72.92	0.00	6.750	4/1/2003	3/1/2033	1238.83	191,000.00	190,149.17	189,979.93	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Full	AA	628	238,000.00	0	1	3/27/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5174651	74327552	SANDERS	708 ZION DRIVE	COLORADO SPRINGS	CO	80910	OWNER-OCC	SFR	360	90.00	0.00	6.500	5/1/2003	4/1/2033	762.28	120,600.00	120,271.14	120,271.14	ARM	4.250	12.500	6.500	1.000	1.000	4/1/2005	REFI-CASH OUT	6.500	Stated	AA	647	134,000.00	0	1	3/7/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5174941	74327842	DAVIDSON	1925 SE 80TH AVENUE	PORTLAND	OR	97215	OWNER-OCC	SFR	360	80.00	100.00	6.450	4/1/2003	3/1/2033	1056.36	168,000.00	167,537.45	167,381.60	ARM	4.990	12.450	6.450	1.000	1.000	3/1/2005	PURCHASE	6.450	Stated	A	673	210,000.00	210,000	1	3/21/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5174990	74327891	BRICHAUX	8544 INDEPENDENCE AVE 103	LOS ANGELES	CA	91304	OWNER-OCC	CONDO	360	77.40	0.00	6.375	5/1/2003	4/1/2033	704.98	113,000.00	112,790.11	112,684.33	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.375	Stated	AA	687	146,000.00	0	1	3/24/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5175336	74328238	SANCHEZ	5018 N SAWYER AVE	CHICAGO	IL	60625	OWNER-OCC	2-4 UNITS	360	66.70	0.00	5.700	4/1/2003	3/1/2033	1363.94	235,000.00	234,253.38	234,002.13	ARM	4.990	11.700	5.700	1.000	1.000	3/1/2005	REFI-CASH OUT	5.700	Full	A	702	355,000.00	0	1	3/26/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5175737	74328634	LAW	8741 W AVENUE A	ROSAMOND	CA	93560	OWNER-OCC	SFR	360	76.07	0.00	6.000	4/1/2003	3/1/2033	1390.98	232,000.00	231,303.85	231,069.21	ARM	4.250	12.000	6.000	1.000	1.000	3/1/2005	REFI-CASH OUT	6.000	Stated	AA	653	305,000.00	0	1	3/20/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5175799	74328691	ARTEAGA	10332 OMELVENY AVENUE	LOS ANGELES	CA	91331	OWNER-OCC	SFR	360	75.00	0.00	6.750	4/1/2003	3/1/2033	987.5	152,250.00	151,854.51	151,721.19	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Stated	AA	781	203,000.00	0	1	2/26/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5175930	74560020	GREEN	736 N CENTRAL PARK AVENUE	CHICAGO	IL	60624	NON OWNER	2-4 UNITS	360	75.00	0.00	11.000	6/1/2003	5/1/2033	1142.79	120,000.00	119,957.21	119,914.03	ARM	6.250	17.000	11.000	1.000	1.000	5/1/2005	REFI-CASH OUT	11.000	Full	B-	492	160,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5176284	74329200	HARRIMAN	849 DOUGLAS AVENUE	OAKLAND	CA	94603	NON OWNER	2-4 UNITS	360	70.00	0.00	6.800	6/1/2003	5/1/2033	2281.74	350,000.00	349,701.59	349,401.49	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.800	Full	A	820	500,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5176409	74329321	FRANKLIN	4002 STATE ST	EAST ST LOUIS	IL	62205	OWNER-OCC	SFR	360	85.00	0.00	10.250	6/1/2003	5/1/2033	380.85	42,500.00	42,482.17	42,464.14	ARM	6.250	16.250	10.250	1.000	1.000	5/1/2005	REFI-CASH OUT	10.250	Full	B-	469	50,000.00	0	1	4/26/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5176433	74329350	DINGMAN	421 CEDAR STREET	WESTWOOD	CA	96137	NON OWNER	SFR	180	75.00	0.00	6.250	4/1/2003	3/1/2018	612.2	71,400.00	68,282.74	68,008.08	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA	640	95,200.00	0	1	2/28/2003	176	6/1/2003	Group I	6 MO LIBOR	6	N
5177929	74330846	JORGENSEN	2609 S LAKE STREET	SALT LAKE CITY	UT	84106	OWNER-OCC	SFR	360	80.00	100.00	6.050	4/1/2003	3/1/2033	896.92	148,800.00	148,357.82	148,208.67	ARM	4.960	12.050	6.050	1.000	1.000	3/1/2005	PURCHASE	6.050	Full	A	650	187,000.00	186,000	1	2/26/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5178272	74331190	HOLLEY	1343 SOUTH ST	TOLEDO	OH	43609	OWNER-OCC	SFR	360	80.00	100.00	12.450	6/1/2003	5/1/2033	459.38	43,200.00	43,188.82	43,177.52	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	12.450	Full	B-	0	55,000.00	54,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5178300	74331826	MERTZ	824 RANCH ROAD 1659	VALLEY SPRING	TX	78643	OWNER-OCC	SFR	360	85.00	0.00	11.750	6/1/2003	5/1/2033	514.8	51,000.00	50,984.58	50,969.00	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	11.750	Full	A-	489	80,000.00	60,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5178926	74331844	FINCH	19309 AVON AVE	DETROIT	MI	48219	NON OWNER	SFR	360	70.00	0.00	6.000	4/1/2003	3/1/2033	297.98	49,700.00	49,550.78	49,500.58	ARM	4.250	12.000	6.000	1.000	1.000	3/1/2005	REFI-CASH OUT	6.000	Stated	AA	658	71,000.00	0	1	2/27/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5179262	74332180	TRINIDAD	1184-1188 HILLSIDE BOULEVARD	DALY CITY	CA	94014	OWNER-OCC	2-4 UNITS	360	81.05	100.00	8.000	4/1/2003	3/1/2033	3595.45	490,000.00	488,671.68	488,671.68	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.000	Full	A	631	590,000.00	500,000	1	3/28/2003	356	7/1/2003	Group I	6 MO LIBOR	6	N
5179296	74332214	YOUNGKEIT	6115 ROPEWALK LANE	RIVERSIDE	CA	92506	OWNER-OCC	SFR	360	77.89	0.00	6.500	4/1/2003	3/1/2033	884.9	140,000.00	139,489.81	139,489.81	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Full	AA	640	179,500.00	0	1	3/5/2003	356	7/1/2003	Group I	6 MO LIBOR	6	N
5179742	74332551	PULLAMAS	5025 STIRRUP WAY	ANTIOCH	CA	94531	OWNER-OCC	SFR	360	85.00	0.00	6.450	5/1/2003	4/1/2033	1817.18	289,000.00	288,470.98	288,204.33	ARM	4.960	12.450	6.450	1.000	1.000	4/1/2005	REFI-CASH OUT	6.450	Stated	A	676	340,000.00	0	1	3/13/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5180153	74333063	LEON	11700 FERNWOOD AVENUE	FONTANA	CA	92337	OWNER-OCC	SFR	180	69.47	0.00	6.250	5/1/2003	4/1/2018	986.04	115,000.00	114,612.92	113,832.70	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.250	Stated	AA	667	173,000.00	0	1	3/18/2003	177	5/1/2003	Group I	6 MO LIBOR	6	N
5180179	74333089	BLANDING	1283 COLONEL MAHAM DR	PINEVILLE	SC	29468	OWNER-OCC	MANU/MOBIL	360	80.00	0.00	12.400	5/1/2003	4/1/2033	423.8	40,000.00	39,989.52	39,968.28	ARM	6.750	18.400	12.400	1.000	1.000	4/1/2005	REFI-CASH OUT	12.400	Full	C	501	50,000.00	0	1	3/5/2003	357	5/1/2003	Group I	6 MO LIBOR	6	N
5180963	74333607	KORNER	330 DELVA LANE	PLEASANT HILL	CA	94523	OWNER-OCC	SFR	360	60.98	0.00	6.250	5/1/2003	4/1/2033	1578.17	250,000.00	249,640.58	249,518.44	ARM	5.960	15.750	8.250	3.000	1.000	4/1/2005	REFI-CASH OUT	8.750	Full	B-	577	410,000.00	0	1	3/4/2003	357	5/1/2003	Group I	6 MO LIBOR	6	N
5181417	74334350	RAU	16100 SW AUDUBON STREET #102	BEAVERTON	OR	97006	OWNER-OCC	CONDO	360	78.87	0.00	6.750	5/1/2003	4/1/2033	728.43	112,000.00	111,806.80	111,708.08	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.750	Stated	AA	664	142,000.00	0	1	3/11/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5181979	74334897	BRIGHT	371 E 22ND STREET	TRACY	CA	95376	OWNER-OCC	SFR	360	70.98	0.00	6.500	4/1/2003	3/1/2033	1058.71	167,500.00	167,042.84	166,888.05	ARM	4.250	12.500	6.500	1.000	1.000	3/1/2005	REFI-CASH OUT	6.500	Limited	B-	535	236,000.00	0	1	3/27/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5182431	74335357	HEMBRY	8716-8718 111TH ST COURT E	PUYALLUP	WA	98373	OWNER-OCC	2-4 UNITS	360	80.00	0.00	6.500	4/1/2003	3/1/2033	955.67	151,200.00	150,787.71	150,648.79	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Stated	AA	679	189,000.00	0	1	3/7/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5183369	74336280	CAJIGAS	733 N COUNTY LINE ROAD	HINSDALE	IL	60521	NON OWNER	SFR	360	75.00	0.00	5.750	5/1/2003	4/1/2033	1159.86	198,750.00	198,333.97	198,124.48	ARM	4.250	11.750	5.750	1.000	1.000	4/1/2005	REFI-CASH OUT	5.750	Stated	AA	673	265,000.00	0	1	3/27/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5183413	74336314	ARCHAMBEAULT	4112 S OLIVE AVE	FRESNO	CA	93722	OWNER-OCC	SFR	360	75.00	0.00	6.000	6/1/2003	5/1/2033	1124.18	187,500.00	187,313.34	187,125.75	ARM	4.250	12.000	6.000	1.000	1.000	5/1/2005	REFI-CASH OUT	6.000	Stated	AA	666	250,000.00	0	1	4/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5183505	74336406	QUACKENBUSH	5453 TOWNLINE RD	BIRCH RUN	MI	48415	OWNER-OCC	SFR	360	80.00	0.00	10.700	5/1/2003	4/1/2033	780.97	84,000.00	83,603.73	83,503.23	ARM	8.250	16.700	10.700	1.000	1.000	4/1/2005	REFI-CASH OUT	10.700	Full	B-	444	105,000.00	0	1	3/18/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5184072	74336975	FELIX	14136 WHISPERING SANDS DR	VICTORVILLE	CA	92392	OWNER-OCC	SFR	360	75.92	0.00	6.990	4/1/2003	3/1/2033	494.49	74,400.00	74,215.60	74,153.42	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.990	Full	A	640	98,000.00	0	1	2/28/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5184205	74337106	PETTY	2585 LEWIS RIVER RD	WOODLAND	WA	98674	NON OWNER	SFR	360	80.00	0.00	6.500	6/1/2003	5/1/2033	758.49	120,000.00	119,891.51	119,782.43	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Stated	AA	654	150,000.00	0	1	4/11/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5184809	74456021	LAMBERT	2212 ALLIANCE RD	DEERFIELD	OH	44411	NON OWNER	SFR	180	66.15	0.00	6.250	5/1/2003	4/1/2018	737.39	86,000.00	85,419.55	85,127.06	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA	660	130,000.00	0	1	3/26/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5184924	74337718	KNEEMILLER II	407 W ERWIN AVENUE	MCKINNEY	TX	75069	OWNER-OCC	SFR	360	75.00	0.00	9.400	5/1/2003	4/1/2033	468.68	58,250.00	58,164.54	58,164.54	ARM	5.750	15.400	9.400	1.000	1.000	4/1/2005	REFI-CASH OUT	9.400	Full	A-	533	75,000.00	0	1	3/18/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5185178	74337940	RICHTER	280 PACINI AVENUE	PITTSBURG	CA	94565	OWNER-OCC	SFR	360	75.36	0.00	6.125	5/1/2003	4/1/2033	1579.79	260,000.00	259,493.29	259,238.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.125	Stated	AA	695	345,000.00	0	1	3/13/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5185400	74342015	OLAH	311 VESTAL AVE	GERBER	CA	96035	OWNER-OCC	SFR	360	70.00	0.00	10.050	6/1/2003	5/1/2033	536.7	60,900.00	60,870.34	60,843.43	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	10.050	Full	B	511	87,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5185681	74338401	SLATER	113 SUPERIOR STREET	MUIR	MI	48860	NON OWNER	SFR	360	75.00	0.00	6.000	5/1/2003	4/1/2033	283.39	47,250.00	47,001.90	47,001.90	ARM	4.750	12.000	6.000	1.000	1.000	4/1/2005	REFI-CASH OUT	6.000	Stated	AA	710	63,000.00	0	1	3/13/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5185772	74338402	BOONE	225 LEAFWOOD CT	SUISUN CITY	CA	94591	OWNER-OCC	SFR	360	85.00	0.00	7.960	6/1/2003	5/1/2033	1775.86	247,250.00	242,087.12	241,923.18	ARM	5.960	13.990	7.990	1.000	1.000	5/1/2005	REFI-CASH OUT	7.960	Full	A-	580	290,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5186291	74338880	CARTER	801 PROSPECT AVENUE NE	GRAND RAPIDS	MI	49503	NON OWNER	SFR	360	75.00	0.00	6.000	5/1/2003	4/1/2033	224.84	37,500.00	37,425.13	37,387.42	ARM	4.250	12.000	6.000	1.000	1.000	4/1/2005	REFI-CASH OUT	6.000	Stated	AA	673	50,000.00	0	1	3/21/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5186372	74339110	LOHMEN	2301 GAINES ROAD	GAINES	NY	14411	OWNER-OCC	MANU/MOBIL	360	85.00	0.00	10.900	7/1/2003	6/1/2033	682.6	72,250.00	72,223.67	72,223.67	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	10.900	Full	B-	552	85,000.00	0	1	5/5/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5186689	74339219	PENA	5705 DOMINGO PENA STREET	CORPUS CHRISTI	TX	78417	OWNER-OCC	SFR	360	73.42	100.00	9.850	6/1/2003	5/1/2033	478.75	55,250.00	55,224.76	55,190.31	ARM	6.250	15.850	9.850	3.000	1.000	5/1/2006	PURCHASE	9.850	Full	B-	543	76,000.00	75,250	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5187059	74342747	RECKLER	1236 WALKER AVENUE #210	WALNUT CREEK	CA	94596	OWNER-OCC	CONDO	360	79.59	99.95	6.350	6/1/2003	5/1/2033	1362.08	218,900.00	218,491.46	218,491.46	ARM	4.990	12.350	6.350	1.000	1.000	5/1/2005	PURCHASE	6.350	Full	A	728	275,000.00	273,677	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5187092	74340464	GARCIA	121 KANE STREET	SILOAM SPRINGS	AR	72761	OWNER-OCC	SFR	360	80.00	0.00	9.950	6/1/2003	5/1/2033	377.52	43,200.00	43,181.20	43,161.20	ARM	5.750	15.950	9.950	3.000	1.000	5/1/2006	PURCHASE	9.950	Full	A-	550	54,000.00	54,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5188412	74340886	COLLINS	13626 ALLYN DRIVE	HUDSON	FL	34667	OWNER-OCC	SFR	360	50.28	0.00	9.500	6/1/2003	5/1/2033	756.77	90,000.00	89,955.73	89,911.11	ARM	6.250	15.500	9.500	1.000	1.000	5/1/2005	REFI-CASH OUT	9.500	Full	B-	501	179,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5189527	74342298	MEDRANO	154 BLUEBONNET VIEW	SANDIA	TX	78383	OWNER-OCC	SFR	360	80.00	0.00	9.700	6/1/2003	5/1/2033	492.76	57,600.00	57,545.46	57,545.46	ARM	4.750	15.700	9.700	1.000	1.000	5/1/2005	REFI-CASH OUT	9.700	Full	A	628	72,000.00	0	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5189535	74342304	NAVAS	3833 FARGO AVENUE	SKOKIE	IL	60067	OWNER-OCC	SFR	360	85.00	0.00	6.600	5/1/2003	4/1/2033	1601.44	250,750.00	249,804.15	249,578.63	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.600	Full	A	630	300,000.00	295,000	1	3/3/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5189998	74342767	PIPER	2410 E COUGAR STREET	SILVER SPRINGS	NV	89429	OWNER-OCC	SFR	360	80.00	100.00	8.050	6/1/2003	5/1/2033	672.38	91,200.00	91,078.43	91,078.43	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.050	Full	A	721	114,000.00	114,000	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5191315	74344250	LAZO	17717 HURLEY STREET	LA PUENTE	CA	91744	OWNER-OCC	SFR	180	69.51	0.00	5.125	4/1/2003	3/1/2018	1008.62	126,500.00	125,068.91	124,614.52	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.125	Stated	A+	756	182,000.00	0	1	3/28/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5191804	74344450	HOWE II	850 W HONKER DRIVE	MERIDIAN	ID	83642	OWNER-OCC	SFR	360	80.00	100.00	6.975	4/1/2003	3/1/2033	606.87	91,440.00	91,212.72	91,136.07	ARM	4.960	12.975	6.975	1.000	1.000	3/1/2005	PURCHASE	6.975	Full	A	622	117,000.00	114,300	1	3/4/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5191820	74346764	MOODY	2540 SOUTH L STREET	TACOMA	WA	98405	NON OWNER	SFR	360	80.00	0.00	5.750	5/1/2003	4/1/2033	490.21	84,000.00	83,824.18	83,735.61	ARM	4.250	11.750	5.750	1.000	1.000	4/1/2005	REFI-CASH OUT	5.750	Full	AA	640	105,000.00	0	1	3/12/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5191945	74344615	TORRES	90 WEST ACOBE STREET	DEL RIO	TX	78840	OWNER-OCC	SFR	360	80.00	0.00	9.200	6/1/2003	5/1/2033	399.7	48,800.00	48,748.33	48,748.33	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.200	Stated	A	627	61,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5192364	74345059	BRAUD	44084 BILL RICHARDSON ROAD	SAINT AMANT	LA	70774	OWNER-OCC	SFR	360	85.00	0.00	10.450	4/1/2003	3/1/2033	2361.78	259,250.00	258,934.84	258,827.95	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	10.450	Full	B	496	305,000.00	0	1	3/28/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5192513	74345174	ROUGHT	1618 SUMMIT LAKE ROAD	CLARKS SUMMIT	PA	18411	OWNER-OCC	SFR	240	73.75	0.00	7.900	6/1/2003	5/1/2023	705.7	85,000.00	84,853.88	84,708.80	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.900	Full	B	624	115,250.00	0	1	4/28/2003	238	6/1/2003	Group I	6 MO LIBOR	6	N
5192919	74345570	AKROUSH	9419 BURNET AVE	NORTHHILLS	CA	91343	OWNER-OCC	CONDO	360	80.00	85.01	6.625	4/1/2003	3/1/2033	1582.85	247,200.00	246,542.09	246,320.36	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.625	Stated	AA	689	311,000.00	309,000	1	3/27/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5194410	74347102	RIVERA	9314 CROW CT	WILLIAMSBURG	MO	63388	OWNER-OCC	MANU/MOBIL	360	85.00	0.00	10.850	6/1/2003	5/1/2033	879.85	93,500.00	93,457.55	93,422.71	ARM	6.250	16.850	10.850	1.000	1.000	5/1/2005	REFI-CASH OUT	10.850	Full	B-	528	110,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5194438	74347128	SCHIRALDI	441 RAYMONDSKILL ROAD	MILFORD	PA	18337	OWNER-OCC	SFR	360	80.00	0.00	5.125	6/1/2003	5/1/2033	1215.29	223,200.00	222,674.80	222,674.80	ARM	4.250	11.125	5.125	1.000	1.000	5/1/2005	REFI-CASH OUT	5.125	Stated	AA	653	279,000.00	0	1	4/21/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5194477	74347220	MILLER	7101 SOUTH STREET #9	LINCOLN	NE	68506	NON OWNER	PUD	180	80.00	0.00	6.250	4/1/2003	3/1/2018	754.54	88,000.00	87,106.74	86,805.88	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA	683	110,000.00	0	1	3/6/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5194737	74347451	ESTELLE	14621 S BERENDO AVENUE #7	GARDENA	CA	90247	OWNER-OCC	CONDO	360	80.00	100.00	6.350	5/1/2003	4/1/2033	980.65	157,600.00	157,305.88	157,157.62	ARM	4.990	12.350	6.350	1.000	1.000	4/1/2005	PURCHASE	6.350	Stated	A	717	200,000.00	197,000	1	3/14/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5195805	74348533	YOUNG	6927-6933 LACEY AVENUE	OAKLAND	CA	94605	NON OWNER	2-4 UNITS	360	70.00	0.00	5.875	5/1/2003	4/1/2033	2173.91	367,500.00	366,748.78	366,370.41	ARM	4.250	11.875	5.875	1.000	1.000	4/1/2005	REFI-CASH OUT	5.875	Full	AA	763	525,000.00	0	1	3/26/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5195828	74348574	GONZALEZ	6533 PINO BLANCO DR	BROWNSVILLE	TX	78520	OWNER-OCC	SFR	360	95.00	0.00	7.300	5/1/2003	4/1/2033	568.53	82,650.00	82,457.31	82,457.31	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.300	Stated	AA	685	87,000.00	87,000	1	3/17/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5196470	74349408	ESPINO	2370 CAMBRIDGE DRIVE	DISCOVERY BAY	CA	94514	OWNER-OCC	SFR	360	80.00	99.98	6.850	6/1/2003	5/1/2033	2086.02	318,350.00	318,081.73	317,810.93	ARM	4.950	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Stated	A	713	398,000.00	397,940	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5196712	74349440	TAYLOR	195 W 11TH STREET	PITTSBURG	CA	94565	NON OWNER	SFR	360	80.00	0.00	5.875	5/1/2003	4/1/2033	1083.7	183,200.00	182,825.52	182,636.90	ARM	4.250	11.875	5.875	1.000	1.000	4/1/2005	REFI-CASH OUT	5.875	Full	AA	653	229,000.00	0	1	3/6/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5197308	74350026	ROMAN	2250 N AVERS AVE	CHICAGO	IL	60647	OWNER-OCC	2-4 UNITS	360	85.00	100.00	8.150	6/1/2003	5/1/2033	2049.66	275,400.00	275,220.77	275,040.32	ARM	4.990	14.150	8.150	1.000	1.000	5/1/2005	PURCHASE	8.150	Stated	A	606	324,000.00	324,000	1	4/15/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5197322	74350042	VASAY	2043 WEST JEANETTE PLACE	LONG BEACH	CA	90810	OWNER-OCC	SFR	360	76.00	0.00	6.500	5/1/2003	4/1/2033	960.75	152,000.00	151,585.51	151,585.51	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	647	200,000.00	0	1	3/26/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5197334	74350053	CEDILLO	2827 RAVINA STREET	SAN ANTONIO	TX	78222	OWNER-OCC	SFR	360	58.07	0.00	11.950	5/1/2003	4/1/2033	339.2	33,100.00	33,079.10	33,069.31	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	11.950	Full	B-	546	57,000.00	0	1	3/17/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5198478	74351198	SANTIAGO	1521 W GLENMERE STREET	WEST COVINA	CA	91790	OWNER-OCC	SFR	360	79.71	0.00	5.550	5/1/2003	4/1/2033	1256.05	220,000.00	219,521.60	219,281.04	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.550	Full	A+	644	276,000.00	0	1	3/12/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5198585	74351305	CARBAJAL	5723 SOUTHSEAS AVENUE	HOUSTON	TX	77033	OWNER-OCC	SFR	360	80.00	0.00	8.150	5/1/2003	4/1/2033	298.29	40,080.00	39,491.98	39,491.98	ARM	4.990	14.150	8.150	1.000	1.000	4/1/2005	REFI-CASH OUT	8.150	Full	A	649	50,100.00	0	1	4/4/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5199377	74352105	CLAMMER	5030 HIGHWAY 85 #304	RIVERDALE	GA	30274	NON OWNER	SFR	360	80.00	0.00	5.875	5/1/2003	4/1/2033	1561.66	264,000.00	263,460.38	263,188.56	ARM	4.250	11.875	5.875	1.000	1.000	4/1/2005	REFI-CASH OUT	5.875	Stated	AA	774	330,000.00	0	1	3/10/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5199575	74352303	SIMAUCHI	12473 SW 123 TERRACE	MIAMI	FL	33186	NON OWNER	PUD	360	60.00	0.00	6.000	5/1/2003	4/1/2033	804.96	134,250.00	133,991.01	133,858.01	ARM	4.250	12.000	6.000	1.000	1.000	4/1/2005	PURCHASE	6.000	Stated	AA	704	178,000.00	167,824	1	3/21/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5199641	74352360	CLAMMER	5030 HIGHWAY 85 #302	RIVERDALE	GA	30274	NON OWNER	SFR	360	80.00	0.00	5.875	5/1/2003	4/1/2033	1561.66	264,000.00	263,460.36	263,188.56	ARM	4.250	11.875	5.875	1.000	1.000	4/1/2005	REFI-CASH OUT	5.875	Stated	AA	774	330,000.00	0	1	3/10/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5199800	74352600	CLAMMER	5030 HIGHWAY 85 #305	RIVERDALE	GA	30274	NON OWNER	SFR	360	80.00	0.00	5.875	5/1/2003	4/1/2033	1561.66	264,000.00	263,460.36	263,188.56	ARM	4.250	11.875	5.875	1.000	1.000	4/1/2005	REFI-CASH OUT	5.875	Stated	AA	774	330,000.00	0	1	3/10/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5200027	74352741	WARD	2634 FRANKLIN BLVD	SACRAMENTO	CA	95818	NON OWNER	SFR	360	54.00	0.00	6.750	6/1/2003	5/1/2033	1225.86	189,000.00	188,837.27	188,673.62	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Full	AA	625	350,000.00	0	1	5/6/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5200092	74352816	RUIZ	8207 DIANA MARIE DRIVE	STOCKTON	CA	95210	OWNER-OCC	SFR	360	80.00	100.00	7.350	5/1/2003	4/1/2033	970.08	140,800.00	140,583.98	140,474.98	ARM	4.990	14.350	7.350	3.000	1.000	4/1/2005	PURCHASE	7.350	Stated	A	638	176,000.00	176,000	1	3/7/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5200379	74353096	HEBRON	228 S 6TH ST E	MISSOULA	MT	59801	NON OWNER	SFR	360	75.00	0.00	6.750	4/1/2003	3/1/2033	1362.08	210,000.00	209,454.51	209,270.63	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Stated	AA	730	280,000.00	0	1	2/27/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5200449	74353160	ANDERSON	2614 17TH ST SE	AUBURN	WA	98002	OWNER-OCC	SFR	360	90.00	0.00	9.800	6/1/2003	5/1/2033	1607.45	186,300.00	186,214.00	186,127.30	ARM	5.750	15.800	9.800	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.800	Full	A-	495	207,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5200854	74353378	LAURSEN	3730 E L ST	TACOMA	WA	98404	OWNER-OCC	SFR	360	85.00	0.00	11.000	6/1/2003	5/1/2033	1052.33	110,500.00	110,460.60	110,420.84	ARM	6.250	17.000	11.000	1.000	1.000	5/1/2005	REFI-CASH OUT	11.000	Full	B-	561	130,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5200738	74353452	BUNTOUM	1045 E RHEA ST #A-8	LONG BEACH	CA	90806	OWNER-OCC	SFR	360	90.00	0.00	7.000	6/1/2003	5/1/2033	1227.49	184,500.00	184,348.76	184,196.64	ARM	4.990	13.000	7.000	1.000	1.000	5/1/2005	PURCHASE	7.000	Full	A	606	215,000.00	205,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5200753	74353475	BECKETT	3148 PRIDHAM STREET	KEEGO HARBOR	MI	48320	OWNER-OCC	SFR	360	76.89	0.00	5.625	6/1/2003	5/1/2033	584.3	101,500.00	101,391.48	101,282.45	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.625	Stated	AA	657	132,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5201548	74354259	GAY	1414 BOSHER DRIVE	CEDAR HILL	TX	75104	OWNER-OCC	SFR	360	80.00	0.00	10.450	6/1/2003	5/1/2033	1348.29	148,000.00	147,940.54	147,880.57	ARM	5.960	16.450	10.450	1.000	1.000	5/1/2005	REFI-CASH OUT	10.450	Full	B	504	185,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5201819	74354523	BIDDLE	1437 E SUNNYSIDE AVENUE	VISALIA	CA	93292	OWNER-OCC	SFR	360	48.07	0.00	5.875	5/1/2003	4/1/2033	627.04	106,000.00	105,582.82	105,472.70	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.875	Stated	AA	757	220,500.00	0	1	3/13/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5201918	74354672	SOUZA	1806 E LAUREL AVENUE	VISALIA	CA	93292	NON OWNER	SFR	180	80.00	0.00	5.750	6/1/2003	5/1/2018	783.91	94,400.00	93,735.25	93,735.25	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.750	Full	AA	733	118,000.00	0	1	4/18/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5202064	74354770	ONDERSMA	379 W ADAMS	WHITE CLOUD	MI	49349	OWNER-OCC	SFR	360	45.75	0.00	12.000	5/1/2003	4/1/2033	442.31	43,000.00	42,975.26	42,962.70	ARM	6.750	18.000	12.000	1.000	1.000	4/1/2005	REFI-CASH OUT	12.000	Full	D	520	94,000.00	0	1	3/14/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5202155	74354861	LACY	1727 BLAIR AVE	NORFOLK	VA	23509	NON OWNER	SFR
5202320	74355033	WESTFALL	400 E EWELL STREET #11	GRANBURY	TX	76048	NON OWNER	PUD
5202510	74355223	MANUEL	420 FISHER AVE	NEPTUNE	NJ	7753	OWNER OCC	SFR
5203068	74355785	RUSSELL JR	10770 HILLWOOD AVENUE	BATON ROUGE	LA	70810	OWNER OCC	SFR
5203641	74356348	CULLEY	6749 VINANTA COURT	PORT RICHEY	FL	34668	NON OWNER	SFR
5203732	74356437	KELLEY	4603 BINDEWALD ROAD	TORRANCE	CA	90505	OWNER OCC	SFR
5203608	74356850	PENNACOOKE	7054 NW 45TH STREET	LAUDERHILL	FL	33319	OWNER OCC	SFR
5204201	74356940	REYES	1867 GUADALUPE ST	SOUTH LAKE TAHOE	CA	96150	NON OWNER	SFR
5204227	74356965	GARNICA	3321 FELTHAM WAY	SACRAMENTO	CA	95827	2ND HOME	SFR
5204375	74357112	GARCIA	8316 8318 & 8320 PORTERFIELD CT	STOCKTON	CA	95207	NON OWNER	2-4 UNITS
5204474	74357211	LAMMONS	1708 CR 7250	LUBBOCK	TX	79423	OWNER OCC	MANUMOBIL
5204524	74357260	REID JR	6520 GENESEO CIRCLE	PLANO	TX	75093	OWNER OCC	SFR
5204599	74357336	ETHINGTON	20031 NORTHSIDE BLVD	NAMPA	ID	83687	NON OWNER	SFR
5204847	74357575	BRADING	737 W YALE AVENUE	FRESNO	CA	93705	OWNER OCC	SFR
5205000	74357732	NICHOLS	6119 BROOKGATE DRIVE	SPRING	TX	77373	OWNER OCC	PUD
5205158	74357880	LEE	33048 LAKE MICHIGAN ST.	FREMONT	CA	94555	OWNER OCC	SFR
5205281	74358011	TAYLOR	2068 GIMON CIRCLE SOUTH	MOBILE	AL	36605	OWNER OCC	SFR
5205315	74358677	BUTKOVICH	111 HARTLEY ST	LAPEER	MI	48446	OWNER OCC	MANUMOBIL
5205739	74358441	DIR	3370 SW HAZELBRUSH COURT	WILSONVILLE	OR	97070	OWNER OCC	SFR
5205807	74358524	MCGAHEY	689 ROZELLE STREET	MEMPHIS	TN	38104	OWNER OCC	SFR
5206131	74358854	JESTER	1827 NORTHBROOK AVENUE	ROSEVILLE	CA	95661	OWNER OCC	SFR
5206288	74359595	FOMINYAM	15311 LEILA BEND DRIVE	HOUSTON	TX	77082	OWNER OCC	PUD
5206578	74359282	MARTIN	2155 ANN STREET	CONCORD	CA	94520	OWNER OCC	SFR
5206863	74359567	SHIRLEY	419 E CORK STREET	WINCHESTER	VA	22601	2ND HOME	SFR
5207345	74360058	NICHOLS	13527 46 COURT NORTH	ROYAL PALM BEACH	FL	33411	OWNER OCC	SFR
5207683	74360397	MAGAPAN	912 OLIVE AVENUE	NATIONAL CITY	CA	91950	2ND HOME	SFR
5207816	74360520	LEYVA	12575 DEBELL STREET	PACOIMA	CA	91331	NON OWNER	SFR
5208202	74360900	HUERTA	129 129 1/2, 129 3/4 BOYLE AVE	LOS ANGELES	CA	90033	NON OWNER	2-4 UNITS
5208689	74361601	HUGHES III	1007 WESTOVER DRIVE	GREENVILLE	NC	27858	NON OWNER	2-4 UNITS
5209193	74361918	HOSSAIN	38 MALLARD AVE	SELDEN	NY	11784	NON OWNER	SFR
5209424	74362148	RIVAS	3734 SCOTT AVENUE	CORNING	CA	96021	OWNER OCC	SFR
5209705	74362427	RYAN	8400 S CUSTER LANE	EVERGREEN	CO	80439	OWNER OCC	SFR
5209861	74362583	PERKO	1523 S PARK STREET	SALT LAKE CITY	UT	84105	NON OWNER	SFR
5209879	74362591	FRANCO	509 8TH STREET	ANTHONY	TX	79821	OWNER OCC	SFR
5210091	74362815	PERKO	1137 E MILTON AVENUE	SALT LAKE CITY	UT	84105	NON OWNER	SFR
5210216	74362930	PERKO	2937 S 500 EAST	SALT LAKE CITY	UT	84106	NON OWNER	SFR
5210315	74363007	PERKO	4788 S 4180 WEST	SALT LAKE CITY	UT	84118	NON OWNER	SFR
5210596	74363318	RODRIGUEZ	1737 GENE ROAD	CERES	CA	95307	OWNER OCC	SFR
5210687	74363409	PASILLAS	1202 KATHRYN AVENUE	MADERA	CA	93636	OWNER OCC	SFR
5210877	74363599	ALEXANDER JR	7185 ROCK CREEK WAY	SACRAMENTO	CA	95824	OWNER OCC	SFR
5211040	74363783	FERNANDES	701 TYLER STREET	OAKLAND	CA	94603	NON OWNER	SFR
5211230	74363953	WALKER	2839 IRONWOOD DRIVE	GRAND PRAIRIE	TX	75052	OWNER OCC	SFR
5211339	74364052	HURT	10 SANTA PAULA WAY	VALLEJO	CA	94590	NON OWNER	SFR
5211347	74364060	HURT	1121 OHIO STREET	VALLEJO	CA	94590	NON OWNER	SFR
5211388	74364100	STRAND	2931 VALLEYVIEW DRIVE	ARNOLD	CA	95223	NON OWNER	SFR
5211933	74364654	CASTANEIRA	524 N 16TH STREET	HARRISBURG	PA	17103	NON OWNER	2-4 UNITS
5212428	74365188	SINCLAIR	ROUTE 1 BOX 525-A	EUFALA	OK	74432	OWNER OCC	MANUMOBIL
5212592	74365388	ALLEN	4211 ESCONDIDO CANYON RD	ACTON	CA	93510	OWNER OCC	SFR
5212949	74365479	REDMOND	1913 CHESTNUT ST	HARRISBURG	PA	17104	NON OWNER	SFR
5213277	74365800	KOP	3344 ELIZABETH AVENUE	LYNWOOD	CA	90262	NON OWNER	2-4 UNITS
5213384	74365307	GARCIA	6711 - 6711 1/2 BENSON ST	HUNTINGTON PARK	CA	90255	OWNER OCC	2-4 UNITS
5213418	74365933	CASTRO	224 & 224 1/2 W 49TH STREET	LOS ANGELES	CA	90037	OWNER OCC	2-4 UNITS
5213491	74366238	RIVERA	1834 MADERA CIRCLE	CORONA	CA	92879	OWNER OCC	SFR
5213509	74366246	LELAND	3838 DESOTO AVENUE	FORT MEYERS	FL	33916	NON OWNER	SFR
5213582	74366329	KENDRICK	8015 SPRUCE MOUNTAIN ROAD	LARKSPUR	CO	80118	NON OWNER	SFR
5214200	74366949	MALDONADO JR	815 SUNSET ROAD	COLORADO SPRINGS	CO	80909	NON OWNER	SFR
5214614	74367350	ZUMARAN	1340 S QUITMAN STREET	DENVER	CO	80219	OWNER OCC	SFR
5214713	74367434	BECERRA	1086 HOME AVENUE	MERCED	CA	95340	OWNER OCC	SFR
5214911	74367632	RICO	5067 STAGEHORN DRIVE	VALLEJO	CA	94591	OWNER OCC	SFR
5214994	74367715	NORRIS	217 AMADOR DRIVE	SANTA ROSA	CA	95401	OWNER OCC	SFR
5215249	74367962	BROWN	10012 CAPISTRELLO AVENUE	LAS VEGAS	NV	89147	OWNER OCC	PUD
5215686	74368408	CARRENO	4409 SPEEDWAY 101	AUSTIN	TX	78751	OWNER OCC	CONDO
5215801	74368533	ROBERTS	945 EMERSON AVE	MUSKEGON	MI	49442	OWNER OCC	SFR
5215942	74368683	VIEIRA	32 MONTELLO ST EXT	BROCKTON	MA	2301	OWNER OCC	2-4 UNITS
5215967	74368629	CRAWFORD	3050 B BRISTOL STREET #15E	SANTA ANA	CA	92704	OWNER OCC	CONDO
5216437	74369141	LOUD	78 MAY TERRACE	WEYMOUTH	MA	2190	OWNER OCC	SFR
5216569	74369255	NARDUCCI	23440 MIDDLE CAMP RD	TWAIN HARTE	CA	95383	OWNER OCC	SFR
5216734	74369423	CASAD	10003 S TURNER DRIVE	ROSEDALE	IN	47872	OWNER OCC	SFR
5216791	74369485	BROOKINS	2737 W 90TH STREET	EVERGREEN PARK	IL	60805	OWNER OCC	SFR
5217138	74369876	ABBOTT	5234 FRAZIER MT PARK RD	FRAZIER PARK	CA	93225	OWNER OCC	SFR
5217278	74369968	HOLMBERG	458 RIVERSIDE DR	FAIRFIELD	CT	6430	OWNER OCC	SFR
5217674	74370404	SOSA	1449 W 73RD STREET	CHICAGO	IL	60620	NON OWNER	SFR
5217708	74370436	MARCH JR	478 WAWASSAN DR	HONEY BROOK	PA	19344	OWNER OCC	SFR
5218060	74370792	JONES	14535 S 1515 WEST	BLUFFDALE	UT	84065	OWNER OCC	SFR
5218318	74371048	ANDERSON	7310 130TH AVE NE	KIRKLAND	WA	98033	OWNER OCC	SFR
5218672	74371402	CARRASCO	211 SOUTH LOVERS LANE	VISALIA	CA	93292	NON OWNER	SFR
5218714	74371444	CERVANTES	2307 PEACH AVENUE	LIVINGSTON	CA	95334	OWNER OCC	SFR
5218730	74371460	LUNDBERG	41 NE TILLAMOOK STREET	PORTLAND	OR	97212	NON OWNER	2-4 UNITS
5218771	74371501	LUNDBERG	424 NE MORRIS STREET	PORTLAND	OR	97212	NON OWNER	2-4 UNITS
5219118	74371833	NADEAU	2607 BONNIEBROOK DRIVE	STOCKTON	CA	95207	OWNER OCC	SFR
5219167	74371681	SALAZAR	8364 BERMUDA CIRCLE	FONTANA	CA	92335	OWNER OCC	SFR
5219373	74372095	ESPARZA	1492 15TH STREET	OCEANO	CA	93445	2ND HOME	SFR
5219514	74372236	DE GUZMAN	3575 D STREET	HAYWARD	CA	94541	OWNER OCC	2-4 UNITS
5219696	74372418	FLORES	3331 3331 1/2 MACEO STREET	LOS ANGELES	CA	90065	OWNER OCC	2-4 UNITS
5220371	74373083	PEREZ	1334 NORTH EUCLID AVENUE	DINUBA	CA	93618	OWNER OCC	SFR
5220736	74373457	CARPENTER	7140 COLLINGSWORTH PLACE	CUMMING	CA	30041	OWNER OCC	PUD
5221312	74374034	LINDVALL	1865 PARKVIEW CIRCLE	COSTA MESA	CA	92627	OWNER OCC	SFR
5221411	74374133	MANOR	100 ETHRIDGE DRIVE	BRUNSWICK	GA	31525	OWNER OCC	SFR
5221577	74374349	HUNT	609 N WALNUT STREET	COLORADO SPRINGS	CO	80905	OWNER OCC	SFR
5221924	74374695	DENNIS	6802 U.S. HIGHWAY 31	CLANTON	AL	35046	NON OWNER	SFR
5222138	74374901	KEYS	1055 LASSEN AVENUE	SHASTA LAKE	CA	96019	OWNER OCC	SFR
5222203	74374978	DENNIS	4410 COUNTY ROAD 232	CLANTON	AL	35045	NON OWNER	MANUMOBIL
5222260	74375031	JOHNSON	337 MUNICIPAL DRIVE	SACRAMENTO	CA	95838	OWNER OCC	SFR
5222294	74375064	GUTZKE	4931 EARLCROFT CIRCLE	SACRAMENTO	CA	95842	OWNER OCC	SFR
5222450	74375221	CHAVEZ	5833 DOMINGO PENA STREET	CORPUS CHRISTI	TX	78417	OWNER OCC	SFR
5222641	74375411	DENNIS	355 COUNTY ROAD 456	CLANTON	AL	35046	NON OWNER	MANUMOBIL
5222630	74375460	BARAJAS	200 SHADYWOOD AVENUE	LATHROP	CA	95330	OWNER OCC	SFR
5223011	74375713	MATHAS	10615 LOMITA AVENUE	FELTON	CA	95018	OWNER OCC	SFR
5223854	74376875	MENARD	68430 VERANO ROAD	CATHEDRAL CITY	CA	92234	OWNER OCC	SFR
5224582	74377433	SEGOVIA	10627 ILEX AVENUE	LOS ANGELES	CA	91331	OWNER OCC	SFR
5224781	74377532	HOBBS	NUMBER 4 COUNTY ROAD 3140	AZTEC	NM	87410	OWNER OCC	MANUMOBIL
5224936	74377708	KAHUSZCWSKI	4250 W KALAMO HIGHWAY	CHARLOTTE	MI	48813	OWNER OCC	SFR
5225097	74377821	ROCHA	101 PIN OAK FOREST	HILL COUNTRY VILLAGE	TX	78232	OWNER OCC	SFR
5226485	74379280	YOUNG SR	1502 LIVE OAK STREET	PLEASANTON	TX	78064	OWNER OCC	SFR
5226535	74379330	POULLARD	16914 YAUPON TRAIL	HUMBLE	TX	77346	OWNER OCC	PUD
5226642	74379447	BROWN	6047 DOVER PLACE	NEW ORLEANS	LA	70131	OWNER OCC	SFR
5227005	74379832	CERDA JR	14320 BILL OLIVER ROAD	ATASCOSA	TX	78002	OWNER OCC	MANUMOBIL
5227310	74380015	CRISOSTOMO	5728 33RD DR SE	EVERETT	WA	98208	OWNER OCC	SFR
5227400	74380225	TURNER	1914 AUSEON AVENUE	OAKLAND	CA	94621	NON OWNER	SFR
5227483	74380268	SMITH	3847 15TH AVE SOUTHWEST	SEATTLE	WA	98106	OWNER OCC	SFR
5228119	74380608	MEADOWS	1607 W WALTANN LANE	PHOENIX	AZ	85023	OWNER OCC	PUD
5228143	74380932	CRUZ BRADLEY	11043 SWINTON AVENUE	GRANADA HILLS	CA	91344	OWNER OCC	SFR
5228291	74381080	MATTHEWS	1253 ROZELLE AVE	EAST CLEVELAND	OH	44112	NON OWNER	SFR
5228762	74381542	HURSHAUER	4375 OLD SHAKOPEE ROAD	MINNEAPOLIS	MN	55437	NON OWNER	SFR
5228879	74381658	MONTELONGO	9538 GRAPE STREET	LOS ANGELES	CA	90002	OWNER OCC	SFR
5228895	74381674	MYERS	5154 BUSHNELL AVENUE	RIVERSIDE	CA	92505	OWNER OCC	SFR
5228911	74381690	VAN SICKLE	2127 E LAMAR ROAD	PHOENIX	AZ	85016	OWNER OCC	SFR
5228978	74381757	OVERSON	15808 140TH AVENUE KP N	GIG HARBOR	WA	98329	OWNER OCC	MANUMOBIL
5229794	74382573	HENRY	155 B O STREET	SUNSET	LA	70584	OWNER OCC	MANUMOBIL
5230248	74383027	WRIGHT	484 PARKVIEW TERRACE	VALLEJO	CA	94589	OWNER OCC	SFR
5230412	74383191	MAYES JR	1419 N MERIDIAN ST	MERIDIAN	ID	83642	NON OWNER	SFR
5230578	74383357	DAVLIN	248 CR 3540	HAWKINS	TX	75765	OWNER OCC	SFR
5230636	74383415	ARROWOOD	1257 VISTA DR	LINCOLNTON	NC	28092	OWNER OCC	SFR
5230735	74383514	MOFFETT	1298 ALBERT AVE	MUSKEGON	MI	49442	OWNER OCC	SFR
5230776	74383555	BROWN	3805 POINTER	BELTON	TX	76513	OWNER OCC	MANUMOBIL
5230784	74383563	DENAS	1553 ROTHLEY AVE	WILLOW GROVE	PA	19090	NON OWNER	2-4 UNITS
5230834	74383613	RATCLIFF	6003 KOA DRIVE	RIALTO	CA	92377	OWNER OCC	SFR

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5230891	74383670	XU	15827 BEECHNUT ST	HOUSTON	TX	77083	OWNER OCC	PUD
5230909	74383688	DEKEMPER	16160 BAYPOINTE BLVD 202	NORTH FORT MEYERS	FL	33917	OWNER OCC	CONDO
5231006	74383787	KAUFMAN	2347 HIGHWAY E84	TAMA	IA	52339	OWNER OCC	SFR
5231295	74384074	CHAVARRIA	1325 CALLE SAN CARLOS ST	CORPUS CHRISTI	TX	78417	OWNER OCC	SFR
5231923	74384702	WILLIAMSON	1457 N CAMINO ALTO 270	VALLEJO	CA	94589	NON OWNER	CONDO
5232180	74384942	BISHOP	733 DETROIT STREET	JACKSONVILLE	FL	32254	OWNER OCC	SFR
5232178	74384957	CRUZ	831 N CAPITOL AVENUE 4	SAN JOSE	CA	95133	OWNER OCC	CONDO
5232541	74385329	DE LEON	2207 S WHITEHOUSE CIRCLE	HARLINGEN	TX	78550	OWNER OCC	SFR
5232566	74385345	CHAVEZ	7205 S 76TH STREET	LA VISTA	NE	68157	OWNER OCC	SFR
5232715	74385493	TUCKER	6001 SEMINOLE	SPIRO	OK	74959	OWNER OCC	MANU/MOBIL
5232868	74385584	LEHMKUHLE JR	5802 3RD STREET	TAMPA	FL	33611	OWNER OCC	SFR
5232899	74385667	ALLEN	12675 PAYTON ST	DETROIT	MI	48224	OWNER OCC	SFR
5232897	74385675	STOTSENBERG	4331 DENVER AVENUE	YORBA LINDA	CA	92886	NON OWNER	SFR
5232913	74385691	BRISENO	410 N JULIAN STREET	OXNARD	CA	93030	OWNER OCC	SFR
5233531	74386319	OUELLETTE	17 PLEASANT STREET	DERRY	NH	3038	OWNER OCC	SFR
5234034	74386814	HAY	12944 72ND AVE S	SEATTLE	WA	98178	OWNER OCC	SFR
5234513	74387263	MICKLES	21748 KINGS CROSSING TERR	ASHBURN	VA	20147	OWNER OCC	PUD
5234612	74387382	DANIELS	345 N SCOTT DRIVE	CHANDLER	AZ	85255	OWNER OCC	PUD
5234860	74387630	BRIGGS	3630 OSAGE STREET	DENVER	CO	80211	NON OWNER	2-4 UNITS
5234885	74387655	DIAZ	29735 MARIPOSA DRIVE	COLD SPRINGS	CA	95335	NON OWNER	SFR
5234907	74387787	MORGENSTERN	775 VIA COLINAS	THOUSAND OAKS	CA	91362	OWNER OCC	CONDO
5235130	74387903	BRAVO	33858 CANYON RANCH ROAD	WILDOMAR	CA	92595	OWNER OCC	SFR
5235197	74387963	BAKER	1523 N BEVERLY GLEN BLVD	LOS ANGELES	CA	90077	OWNER OCC	SFR
5235205	74387978	COSSIO	431 SOUTH ORANGE GROVE AVENUE	POMONA	CA	91768	OWNER OCC	SFR
5235577	74388331	GOODWIN JR	14 EVERETT LANE	DEEP RIVER	CT	6417	OWNER OCC	SFR
5235678	74388400	REYES	117 FRANK ST	NEW HAVEN	CT	6519	NON OWNER	2-4 UNITS
5235924	74388670	HAYES	8275 84TH STREET	RIVERSIDE	CA	92509	OWNER OCC	SFR
5236021	74388778	HARRISON	13418 E SPINNING WHEEL RD	ST ANNE	IL	60964	OWNER OCC	MANU/MOBIL
5236104	74388851	LOPEZ	311 JEANETTE DRIVE	SAN ANTONIO	TX	78216	OWNER OCC	SFR
5236385	74389131	LEWIS	14756 NORTHWOOD DRIVE	MAGALIA	CA	95954	OWNER OCC	MANU/MOBIL
5236625	74389370	HAWLEY	14788 NATCHEZ COURT	SLOUGHHOUSE	CA	95683	OWNER OCC	PUD
5236650	74389446	BALTAZAR	71 LIVE OAK COURT	KENLY	NC	27542	OWNER OCC	MANU/MOBIL
5236718	74389461	FERRIS	24 MACIE LANE	CANDLER	NC	28715	OWNER OCC	MANU/MOBIL
5236823	74389578	MULCROW	3611 HENRY AVENUE EAST	TAMPA	FL	33610	OWNER OCC	SFR
5236955	74389735	CASON	1802 CAMELLIA DRIVE	WAYCROSS	GA	31501	OWNER OCC	SFR
5237049	74389826	GASKIN	5177 RALEIGH STREET	DENVER	CO	80212	OWNER OCC	SFR
5237607	74390356	WALKER	8408 TAWNY COURT	SACRAMENTO	CA	95828	OWNER OCC	SFR
5237615	74390394	MACDONALD	54 VALLEY AVENUE	HIGHLANDS BORO	NJ	7732	OWNER OCC	SFR
5237823	74390407	BROWN	41216 UPPER CREEK ROAD	GOLD BAR	WA	98251	NON OWNER	MANU/MOBIL
5238209	74390980	MUNDRIEF	1732 DARWIN AVE	MODESTO	CA	95307	NON OWNER	SFR
5238787	74391564	ANDOH	8411 S WHIPPLE	CHICAGO	IL	60629	OWNER OCC	SFR
5238660	74391640	PRINSTER	19409 HATTON STREET	LOS ANGELES	CA	91335	OWNER OCC	SFR
5239033	74391814	LEWIS	70100 MIRAGE COVE DRIVE #1	RANCHO MIRAGE	CA	92270	OWNER OCC	CONDO
5239068	74391848	HOGAN	8092 SCENIC HIGHWAY	SNELLVILLE	GA	30039	OWNER OCC	SFR
5239050	74391871	WATANABE	1250 S LOWELL BLVD	DENVER	CO	80219	OWNER OCC	SFR
5239223	74391970	PORRITT	23230 ORANGE AVENUE 7	LAKE FOREST	CA	92630	OWNER OCC	CONDO
5239249	74391996	GAMBOA	85375 ARABY AVENUE	COACHELLA	CA	92236	OWNER OCC	SFR
5239439	74392164	GUILLEN	15455 BLANCO KEY	SAN ANTONIO	TX	78247	OWNER OCC	PUD
5239454	74392200	GOODRICH	1015 N MAIN	HINCKLEY	UT	84635	OWNER OCC	MANU/MOBIL
5239470	74392228	LOCKWOOD	3980 HAMMOND BLVD	HAMILTON	OH	45014	OWNER OCC	SFR
5239643	74392398	MARTINEZ	418 S ESTRELLA STREET	EL PASO	TX	79905	OWNER OCC	SFR
5239975	74392721	JOHNSON JR	545 HEAVEN HILL ROAD	SOMERVILLE	TN	38068	OWNER OCC	MANU/MOBIL
5240288	74393026	SUTTON	433 CHERAW ROAD	CASSATT	SC	29032	OWNER OCC	SFR
5240312	74393059	RIVERA	15565 GARO STREET	HACIENDA HEIGHTS	CA	91745	OWNER OCC	SFR
5240452	74393190	SMITH	1407 VAN EPPS AVENUE SE	ATLANTA	GA	30316	OWNER OCC	SFR
5240528	74393265	HUDSON	11978 WEST TEMPLE DRIVE	MORRISON	CO	80465	NON OWNER	SFR
5240619	74393354	LEE	1922 S CURSON AVENUE	LOS ANGELES	CA	90016	NON OWNER	2-4 UNITS
5240783	74393521	YORK	2455 GRANDEUR AVENUE	ALTADENA	CA	91001	OWNER OCC	SFR
5241120	74393901	PARRIS	4513 N 73RD STREET	BIRMINGHAM	AL	35206	NON OWNER	SFR
5241187	74393968	BELL	2600 NORTHWEST 49 AVENUE	LAUDERDALE LAKES	FL	33313	OWNER OCC	CONDO
5241203	74393984	PARRIS	8211 S 5TH AVENUE	BIRMINGHAM	AL	35206	NON OWNER	SFR
5241211	74393992	SPARKS	15234 GRANDFLOWER	PLANTERSVILLE	TX	77363	OWNER OCC	PUD
5241252	74394032	HERRERA	61 HIGHWAY 126	CUBA	NM	87013	OWNER OCC	SFR
5241393	74394172	MCINTYRE	22511 ROAD 400	MADERA	CA	93638	OWNER OCC	PUD
5241401	74394180	SHAW JR	7806 NORTHWIND DRIVE	CORPUS CHRISTI	TX	78414	OWNER OCC	SFR
5241427	74394206	SEPRISH	8110 TYRONE ROAD	MONTE RIO	CA	95462	OWNER OCC	SFR
5241518	74394297	PINTO	21 SPOONER ST	NEW BEDFORD	MA	2740	NON OWNER	2-4 UNITS
5241668	74394448	REYES	1107 ROLEEN DRIVE	VALLEJO	CA	94589	OWNER OCC	SFR
5241690	74394479	SANCHEZ	1755 DEL MAR PARKWAY	AURORA	CO	80010	NON OWNER	SFR
5242151	74394930	ODOM	30 S STEARNS ROAD	OAKDALE	CA	95361	NON OWNER	SFR
5242177	74394958	GEORGE	15611 RIVEREDGE RD	KLAMATH FALLS	OR	97601	OWNER OCC	MANU/MOBIL
5242243	74395021	BLUE	449 HERON ROAD	CARTHAGE	NC	28327	OWNER OCC	MANU/MOBIL
5242250	74395039	DAWSON	8056 EL CAMINO CASALE	MURPHYS	CA	95247	OWNER OCC	SFR
5242383	74395161	HARRIS	2031 MARKET AVE #115	SAN PABLO	CA	94806	OWNER OCC	CONDO
5242518	74395294	LOCKE	250 252 254 SEGOVIA LANE	STOCKTON	CA	95210	NON OWNER	2-4 UNITS
5242656	74395435	ASUNCION	862 HACIENDA AVENUE	MANTECA	CA	95336	OWNER OCC	SFR
5242714	74395497	MAGEE	6752 WINCHELL RD	WARNERS	NY	13164	OWNER OCC	SFR
5242771	74395552	MEZA	717 S WALDEMAR AVENUE	PASCO	WA	99301	OWNER OCC	MANU/MOBIL
5243076	74395858	JOHNSON	6710 SAINT AUGUSTINE ST	HOUSTON	TX	77021	OWNER OCC	SFR
5243217	74395967	BRAXTON SR	307 S ASH	LUTHER	OK	73054	NON OWNER	SFR
5243282	74396060	NILES	2151 PEACEFUL GARDEN WAY	RESCUE	CA	95672	OWNER OCC	SFR
5243704	74396487	NELSON	1381 TWIN LAKES ROAD	CLE ELUM	WA	98922	2ND HOME	SFR
5244124	74396504	SOLANO	8673 CRESENT AVENUE	BUENA PARK	CA	90620	OWNER OCC	SFR
5244132	74396912	DOBYNS	6317 N BUCK TRAIL	SAND SPRINGS	OK	74063	OWNER OCC	MANU/MOBIL
5244157	74396938	JENNINGS	9056 WINDSONG DRIVE	CHARLOTTE	NC	28273	OWNER OCC	SFR
5244298	74397078	CLEMENTS	1000 CHURCH STREET	DAYTON	OR	97114	OWNER OCC	SFR
5244793	74397583	ANDRES	526 W 110TH STREET	LOS ANGELES	CA	90044	OWNER OCC	SFR
5244918	74398041	TANG	14720 OUNGBLOOD ROAD	CHARLOTTE	NC	28278	OWNER OCC	SFR
5244959	74397712	KANGER	55768 202ND ST	PACIFIC JUNCTION	IA	51561	OWNER OCC	SFR
5245113	74397878	CHIARI	4700 NW 96TH PLACE	MIAMI	FL	33178	OWNER OCC	PUD
5245261	74398040	RICE	6748 S INDIANA	CHICAGO	IL	60637	OWNER OCC	SFR
5245493	74398272	MERRITT	143 W JASPER DRIVE	CHANDLER	AZ	85225	OWNER OCC	SFR
5245675	74398504	PHILLIPS	708 HICKORY ST	SANDPOINT	ID	83864	NON OWNER	SFR
5245964	74398793	MILLER	8315 SUMMERFIELD	LAMBERTVILLE	MI	48144	NON OWNER	SFR
5245972	74398801	CABAL	17452 1ST ESTRELLA	SAN LORENZO	CA	94580	OWNER OCC	SFR
5246038	74398868	HARNUM	3758 6TH AVENUE	SACRAMENTO	CA	95817	NON OWNER	SFR
5246046	74398876	HARNUM	3340 45TH STREET	SACRAMENTO	CA	95820	NON OWNER	SFR
5246186	74399015	BATTUI	4584 NORTH BARTON AVENUE	FRESNO	CA	93726	OWNER OCC	SFR
5246824	74399452	NEWTON	3045 WESTOVER DRIVE	CONWAY	AR	72032	OWNER OCC	SFR
5246905	74399700	BINGH	16217 MINDANAO STREET	BLOOMINGTON	CA	92316	OWNER OCC	SFR
5247119	74399918	ROSCOE GRANT	240 MT MORIAH ROAD	AHOSKIE	NC	27910	OWNER OCC	MANU/MOBIL
5247143	74399940	CARTER	4701 CARVER ROAD	KNOXVILLE	TN	37918	OWNER OCC	SFR
5247556	74400343	RANSOM	3344 LUEDEN ST	DETROIT	MI	48207	NON OWNER	SFR
5247655	74400441	ENRIQUEZ	244 W ALCROSS STREET	COVINA	CA	91722	OWNER OCC	SFR
5247853	74400649	PUCKETT	1529 S LAKE STEVENS ROAD	EVERETT	WA	98205	OWNER OCC	SFR
5248836	74401621	MILLICAN	RR 4 BOX 113AAA	COLCORD	OK	74338	OWNER OCC	SFR
5249370	74402132	HAWKINS	39055 VENUS AVENUE	DARROW	LA	70725	OWNER OCC	MANU/MOBIL
5249388	74402140	CARILLO	4901 03 05 59TH PLACE	MAYWOOD	CA	90270	OWNER OCC	2-4 UNITS
5249560	74402322	CORREA	25 SOUTH MONTGOMERY STREET	WALDEN	NY	12586	OWNER OCC	SFR
5249594	74402355	VARGAS JR	1467 HAZELTINE STREET	ONTARIO	CA	91761	OWNER OCC	SFR
5249602	74402363	MARTINEZ	505 WEST SPRUCE STREET	ONTARIO	CA	91762	OWNER OCC	SFR
5249610	74402371	VALPARAISO	2435 PASEO CIRCULO	TUSTIN	CA	92680	NON OWNER	CONDO
5249776	74402546	LENGER	1370 PRINCETON ROAD	MUSKEGON	MI	49441	OWNER OCC	SFR
5249784	74402553	SAVIANO	7679 NW 21ST STREET	MARGATE	FL	33063	NON OWNER	SFR
5249818	74402587	YRIBIA	413 W CHIPETA AVENUE	GRAND JUNCTION	CO	81505	NON OWNER	SFR
5249941	74402710	DIMOPOULOS	43307 CALLE NACIDO	TEMECULA	CA	92592	OWNER OCC	PUD
5249982	74402751	STUDEMIRE	108 LONG AVENUE	ARCHER	FL	32618	OWNER OCC	SFR
5250121	74402900	COMBS	482 GALENA STREET	AURORA	CO	80010	OWNER OCC	SFR
5250154	74402934	TREVILLION	155 LONGVIEW ROAD	FAYETTEVILLE	GA	30214	NON OWNER	SFR
5250170	74402959	PETTY	520 ODESSA	BUCHANAN LAKE VILLAG	TX	76672	OWNER OCC	MANU/MOBIL
5250204	74402983	TREVILLION	2152 BROWNS MILL ROAD	ATLANTA	GA	30315	NON OWNER	SFR
5250238	74403015	ULETT	7227 N RIDGE	CHICAGO	IL	60645	OWNER OCC	CONDO
5250279	74403058	TREVILLION	5820 ROCK ROAD	COLLEGE PARK	GA	30349	NON OWNER	SFR
5250337	74403114	TREVILLION	5370 FOREST DOWNS LANE	COLLEGE PARK	GA	30349	NON OWNER	SFR
5250345	74403122	JOHNSON	721 S PINE ST	SAN ANTONIO	TX	78203	OWNER OCC	SFR
5250378	74403155	KENNEBECK	1414 CHANNEL BEACH AVE	MCHENRY	IL	60050	OWNER OCC	SFR
5250758	74403536	ALVAREZ	RT 5 BOX 58 F4	SAN JUAN	TX	78589	OWNER OCC	SFR

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.279 WA Rate | 11,798 Loan Count
353.77 WA Rterm | $ 2,350,000,308.17 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY P&I	ORIG LOAN AMOUNT	PRINCIPAL BALANCE
5250863	74403643	KEARL	10725 N SPYGLASS	CEDAR HILLS	UT	84062	OWNER OCC	SFR	360	84.87	0.00	6.500	5/1/2003	4/1/2033	1804.58	285,500.00	284,982.40
5251046	74403825	RIVERA ORTIZ	11750 SW 18 STREET UNIT 525-1	MIAMI	FL	33175	OWNER OCC	CONDO	360	80.00	99.99	8.250	7/1/2003	6/1/2033	571.1	76,018.00	76,018.00
5251103	74403882	ANDERSEN	1394 E LOS ALTOS AVENUE	FRESNO	CA	93710	NON OWNER	SFR	360	80.00	0.00	6.500	5/1/2003	4/1/2033	960.75	152,000.00	151,724.42
5251129	74403908	LIND	3751 HIGHWAY 140	MARIPOSA	CA	95338	OWNER OCC	SFR	360	70.00	0.00	10.400	6/1/2003	5/1/2033	1709.4	188,300.00	188,146.40
5251137	74403916	VITRANO	1483 DE ROSE WAY #107	SAN JOSE	CA	95126	OWNER OCC	CONDO	360	90.00	0.00	6.000	5/1/2003	4/1/2033	1753.69	292,500.00	291,915.57
5251145	74403924	BRADSHAW	2317 QUAIL RUN CIRCLE	MODESTO	CA	95355	OWNER OCC	SFR	360	80.00	100.00	5.250	5/1/2003	4/1/2033	839.13	151,960.00	151,434.80
5251327	74404104	MURRAY	4724 RACETRACK CIRCLE	ROCKLIN	CA	95677	OWNER OCC	SFR	360	90.00	0.00	10.990	6/1/2003	5/1/2033	1884.11	198,000.00	197,929.24
5251426	74404203	LEON-GUERRERO	730 LA CANYADA DRIVE	VALLEJO	CA	94591	NON OWNER	SFR	360	75.00	0.00	5.625	5/1/2003	4/1/2033	1100.95	191,250.00	190,840.11
5251558	74404338	WOLVERTON	100 POW WOW RD	ARLEE	MT	59821	OWNER OCC	2-4 UNITS	360	76.84	0.00	6.625	5/1/2003	4/1/2033	870.83	136,000.00	135,759.34
5251871	74404658	VAUGHAN	1335 LUTHERAN CHURCH ROAD	COPPERAS COVE	TX	76522	OWNER OCC	MANU MOBIL	360	85.00	98.63	9.450	6/1/2003	5/1/2033	782.8	93,500.00	93,453.51
5251921	74404708	CHISM	11203 LA SALLE AVENUE	LOS ANGELES	CA	90047	OWNER OCC	SFR	360	90.00	0.00	9.350	6/1/2003	5/1/2033	1576.05	189,900.00	189,003.59
5252051	74404831	PHILLIPS	1436 SE 5TH PLACE	DEERFIELD	FL	33441	NON OWNER	SFR	360	66.28	0.00	6.500	5/1/2003	4/1/2033	900.7	142,500.00	142,241.66
5252184	74404963	MCCARVER	1750 TECUMSEH STREET	TOLEDO	OH	43607	NON OWNER	SFR	360	80.00	0.00	5.625	6/1/2003	5/1/2033	218.75	38,000.00	37,959.38
5252457	74405234	HICKMAN	101 CHESTERFIELD DRIVE	NEW CASTLE	DE	19720	OWNER OCC	SFR	360	90.00	0.00	6.900	6/1/2003	5/1/2033	770.51	117,000.00	116,903.80
5252770	74405556	JOHNSON	431 VAN BUREN ST, #D-4	FORT MYERS	FL	33916	OWNER OCC	CONDO	360	80.00	0.00	9.250	7/1/2003	6/1/2033	368.58	44,800.00	44,776.77
5252861	74405648	NEYMAN	2069 CERRO GORDO STREET	LOS ANGELES	CA	90039	OWNER OCC	SFR	360	75.95	0.00	6.550	6/1/2003	5/1/2033	1906.08	300,000.00	299,731.42
5252945	74405721	SJOBLOM	8788 SANTA ROSA ROAD	CAMARILLO	CA	93012	OWNER OCC	SFR	360	21.54	0.00	6.500	6/1/2003	5/1/2033	884.9	140,000.00	139,873.43
5253315	74406091	BUCIO	16941 JEFFERY DRIVE	DELHI	CA	95315	OWNER OCC	SFR	360	74.11	0.00	5.875	5/1/2003	4/1/2033	832.83	140,800.00	140,492.59
5253349	74406125	CAMACHO	14461 OAK CANYON DRIVE	HACIENDA HEIGHTS	CA	91745	OWNER OCC	SFR	360	80.00	0.00	5.450	5/1/2003	4/1/2033	1621.7	287,200.00	285,714.43
5253356	74406133	MONDRAGON	3754 DELGANY STREET	DENVER	CO	80216	OWNER OCC	SFR	360	70.00	0.00	7.600	6/1/2003	5/1/2033	766.1	109,200.00	109,123.70
5253414	74406190	BREWER	203 DEBORAH AVENUE	LEESBURG	FL	34748	OWNER OCC	SFR	360	80.00	100.00	9.550	5/1/2003	4/1/2033	389.15	46,080.00	46,034.96
5253638	74406414	DIAZ	30401 CUPENO LANE	TEMECULA	CA	92592	OWNER OCC	PUD	360	80.00	100.00	6.800	6/1/2003	5/1/2033	1258.69	196,800.00	196,635.51
5253794	74406570	TAYLOR	10801 FOX GLEN DRIVE	BOCA RATON	FL	33428	OWNER OCC	PUD	360	80.00	0.00	8.990	6/1/2003	5/1/2033	1865.08	232,000.00	231,872.92
5254008	74406802	KUHLWEIN	11845 BULEN PIERCE ROAD	LOCKBOURNE	OH	43137	OWNER OCC	SFR	360	90.00	0.00	9.250	6/1/2003	5/1/2033	2443.35	297,000.00	296,846.02
5254081	74406885	JONES	4648 MARTIN LUTHER KING BLVD	DENVER	CO	80205	OWNER OCC	SFR	360	80.00	0.00	8.150	5/1/2003	4/1/2033	1428.98	192,000.00	191,749.23
5254388	74407180	FABER	1123 TERRANOVA LANE	HOUSTON	TX	77090	OWNER OCC	SFR	360	85.00	0.00	11.450	6/1/2003	5/1/2033	1354.19	137,275.00	137,230.84
5254487	74407289	IRIQUEZ	2743 GONZAGA STREET	EAST PALO ALTO	CA	94303	OWNER OCC	SFR	360	80.00	95.00	7.550	6/1/2003	5/1/2033	2192.23	312,000.00	311,770.75
5254511	74407313	HARRIMAN	1426 10TH STREET	OAKLAND	CA	94606	NON OWNER	2-4 UNITS	360	70.00	0.00	6.800	6/1/2003	5/1/2033	2418.65	371,000.00	370,683.68
5254578	74407370	FERNANDEZ	419 SEAGULL COURT	HERCULES	CA	94547	OWNER OCC	CONDO	360	85.00	0.00	5.900	6/1/2003	5/1/2033	1310.84	221,000.00	220,775.74
5254610	74407412	JACKOWSKI	8007 ROTHINGTON ROAD	DALLAS	TX	75227	NON OWNER	2-4 UNITS	360	80.00	0.00	7.000	7/1/2003	6/1/2033	782.4	117,600.00	117,600.00
5254750	74407532	BERHEL JR	711 PRINCETON AVE	VALLEJO	CA	94589	OWNER OCC	SFR	360	57.00	0.00	5.950	6/1/2003	5/1/2033	864.69	145,000.00	144,854.27
5255013	74407818	LOWE	2311 TREMONT AVENUE	EL PASO	TX	79903	OWNER OCC	SFR	360	80.00	100.00	7.100	5/1/2003	4/1/2033	357.53	53,200.00	53,070.95
5255120	74407925	BAZER	2111 GARFIELD STREET	EUGENE	OR	97405	NON OWNER	SFR	360	71.47	0.00	6.500	5/1/2003	4/1/2033	542.07	85,760.00	85,604.50
5255260	74463479	MURILLO	6539 GOLF VIEW DRIVE	SACRAMENTO	CA	95822	OWNER OCC	PUD	180	78.57	0.00	5.500	6/1/2003	5/1/2018	898.8	110,000.00	109,603.36
5255278	74408063	BLANKENSHIP	12471 NORTHWOODS BLVD 2	TRUCKEE	CA	96161	OWNER OCC	PUD	360	80.00	100.00	5.250	6/1/2003	5/1/2033	1192.78	216,000.00	215,752.24
5255310	74408105	BEGAYE	28 CR 6890	WATERFLOW	NM	87421	OWNER OCC	MANU MOBIL	360	76.30	0.00	10.700	6/1/2003	5/1/2033	957.63	103,000.00	102,921.25
5255336	74408121	SOLIMAN	1457 N CAMINO ALTO #211	VALLEJO	CA	94590	OWNER OCC	CONDO	360	80.00	0.00	7.750	6/1/2003	5/1/2033	533.02	74,400.00	74,294.62
5255385	74408170	MCCARVER	3274 GLENWOOD AVE	TOLEDO	OH	43610	NON OWNER	SFR	360	80.00	0.00	5.625	6/1/2003	5/1/2033	218.75	38,000.00	37,959.38
5255518	74408303	MERCADO	1841 WEBSTER STREET	SANGER	CA	93657	OWNER OCC	SFR	360	95.00	0.00	7.450	6/1/2003	5/1/2033	297.46	42,750.00	42,685.70
5255575	74408360	BAHN	7573 FARMINGTON	KALAMAZOO	MI	49009	OWNER OCC	SFR	360	59.82	0.00	11.400	7/1/2003	6/1/2033	1016.21	105,000.00	105,000.00
5255625	74408410	BOYD JR	2815 E PINE ST	SEATTLE	WA	98122	NON OWNER	SFR	360	80.00	0.00	7.400	6/1/2003	5/1/2033	1744.8	252,000.00	251,809.29
5255633	74408428	BOYD JR	3726 31ST AVE S	SEATTLE	WA	98144	NON OWNER	SFR	360	80.00	0.00	7.400	6/1/2003	5/1/2033	2021.75	292,000.00	291,778.92
5255953	74408741	BELCHER-YELDER	20428 CONCORD	DETROIT	MI	48234	NON OWNER	SFR	360	71.56	0.00	10.150	7/1/2003	6/1/2033	346.59	39,000.00	39,000.00
5256284	74409079	MCGINNIS	1337 OLIVE STREET	INDIANAPOLIS	IN	46203	NON OWNER	SFR	360	75.00	0.00	6.500	5/1/2003	4/1/2033	308.14	48,750.00	48,661.60
5256292	74409087	JOHNSTONE	3874 LADOGA AVENUE	LONG BEACH	CA	90808	OWNER OCC	SFR	360	74.00	0.00	7.550	6/1/2003	5/1/2033	1793.85	255,300.00	255,112.41
5256334	74409129	FRIDDLE	3839 4TH STREET NORTH	MINNEAPOLIS	MN	55415	NON OWNER	SFR	360	80.00	0.00	6.500	6/1/2003	5/1/2033	732.7	115,920.00	115,815.20
5256839	74409624	SILVA	190 COUNTY ST	SEEKONK	MA	2771	NON OWNER	2-4 UNITS	360	70.00	0.00	7.625	6/1/2003	5/1/2033	1139.55	161,000.00	160,863.47
5257035	74409723	STEVENS	2871 STEPHEN DRIVE	RICHMOND	CA	94803	OWNER OCC	SFR	360	60.56	0.00	5.625	6/1/2003	5/1/2033	1254.94	218,000.00	217,654.97
5257043	74409830	CRUZ	150 E 44 STREET	HIALEAH	FL	33013	OWNER OCC	SFR	360	80.00	0.00	9.450	7/1/2003	6/1/2033	991.28	118,400.00	118,400.00
5257084	74409871	BYROM	1832 SPRINGFIELD STREET	BIRMINGHAM	AL	35217	OWNER OCC	SFR	360	92.00	0.00	7.400	6/1/2003	5/1/2033	1060.59	153,180.00	153,064.02
5257142	74409939	LERMA	2608 W BIRCH STREET	RIALTO	CA	92376	NON OWNER	SFR	360	90.00	0.00	7.100	6/1/2003	5/1/2033	967.73	144,000.00	143,684.27
5257233	74410028	MITCHELL	2418 BANCROFT STREET	OMAHA	NE	68105	OWNER OCC	SFR	360	93.57	0.00	7.700	5/1/2003	4/1/2033	466.99	65,500.00	65,114.94
5257399	74410184	BAXTER	774 WEST 13TH STREET	SAN BERNARDINO	CA	92405	OWNER OCC	SFR	360	58.82	0.00	7.780	7/1/2003	6/1/2033	358.54	50,000.00	50,000.00
5257535	74410341	SATHRE	778 NW 113TH AVE	COON RAPIDS	MN	55448	OWNER OCC	SFR	360	65.00	0.00	11.750	6/1/2003	5/1/2033	1121.96	111,150.00	111,116.38
5257704	74410499	YOUNG	212 S HARVARD AVENUE	TULSA	OK	74112	OWNER OCC	SFR	360	65.00	0.00	11.500	7/1/2003	6/1/2033	514.96	52,000.00	52,000.00
5257712	74410507	MENDOZA	577 RIDDLE ROAD	CEDAR CREEK	TX	78612	OWNER OCC	SFR	360	80.00	0.00	9.850	6/1/2003	5/1/2033	1056.28	124,000.00	123,940.97
5257761	74410556	FITZGERALD	8035 SQUIRESVILLE RD	OWENTON	KY	40359	OWNER OCC	MANU MOBIL	360	33.74	0.00	10.600	6/1/2003	5/1/2033	421.46	45,700.00	45,664.29
5257903	74410770	LONERGAN II	18221 EAST BENBOW STREET	COVINA	CA	91722	OWNER OCC	SFR	360	80.00	0.00	6.300	6/1/2003	5/1/2033	1188.43	192,000.00	191,819.57
5258058	74410836	REYES	7746 ELM STREET	SAN BERNARDINO	CA	92410	OWNER OCC	2-4 UNITS	360	80.00	100.00	6.800	6/1/2003	5/1/2033	792.22	121,520.00	121,418.39
5258140	74410929	WILSON	152 PHILLIPS 331	WEST HELENA	AR	72390	OWNER OCC	MANU MOBIL	360	80.00	100.00	8.950	6/1/2003	5/1/2033	320.42	40,000.00	39,455.66
5258470	74411273	HEWITT	100 INGRAHAM LANE	NEW HYDE PARK	NY	11040	OWNER OCC	SFR	360	75.00	0.00	10.950	6/1/2003	5/1/2033	1814.1	191,250.00	191,111.49
5258520	74411323	FUTRELL	1835 E 86TH ST	CHICAGO	IL	60617	OWNER OCC	SFR	360	65.00	0.00	10.600	6/1/2003	5/1/2033	899.17	97,500.00	97,462.08
5258702	74411505	RIOS	4002 HARMON ST	HOUSTON	TX	77003	OWNER OCC	SFR	360	80.00	0.00	10.000	6/1/2003	5/1/2033	572.18	65,200.00	65,171.15
5258801	74411604	MCCRARY	3002 4TH AVENUE	COLUMBUS	GA	31904	NON OWNER	SFR	360	74.87	0.00	6.500	5/1/2003	4/1/2033	270.21	42,750.00	42,672.49
5258868	74411661	RODRIGUEZ	13074 PINNEY ST	LOS ANGELES	CA	91331	OWNER OCC	SFR	360	80.00	95.00	6.850	6/1/2003	5/1/2033	786.32	120,000.00	119,796.78
5258991	74411786	IBARROLA	4576 SUNNYSIDE DRIVE	RIVERSIDE	CA	92506	OWNER OCC	SFR	360	80.00	0.00	6.500	5/1/2003	4/1/2033	983.5	155,600.00	155,317.90
5259007	74411794	PEREZ	6317 HEREFORD DRIVE	LOS ANGELES	CA	90022	OWNER OCC	SFR	360	90.00	0.00	6.900	6/1/2003	5/1/2033	1244.78	189,000.00	188,683.07
5259064	74411851	PAK	16503 ORCHARD FLAT LANE	CERRITOS	CA	90703	OWNER OCC	PUD	360	63.00	0.00	7.850	6/1/2003	5/1/2033	1367.11	189,000.00	188,605.23
5259321	74412016	GUTIERREZ	1215 MILES STREET	BAKERSFIELD	CA	93305	NON OWNER	2-4 UNITS	180	80.00	0.00	6.000	5/1/2003	4/1/2018	1113.9	132,000.00	131,069.93
5259298	74412081	MILLS	6000 REIMS ROAD UNIT 3807	HOUSTON	TX	77036	OWNER OCC	CONDO	360	80.00	0.00	9.000	7/1/2003	6/1/2033	643.7	80,000.00	79,956.30
5259353	74412149	CASARES	104 E HANFORD ARMONA ROAD	HANFORD	CA	93230	OWNER OCC	SFR	360	80.00	100.00	6.800	6/1/2003	5/1/2033	391.16	60,000.00	59,948.84
5259443	74412230	HORRIGAN	7335/7341 E 54TH STREET	INDIANAPOLIS	IN	46226	NON OWNER	2-4 UNITS	360	80.00	0.00	6.500	6/1/2003	5/1/2033	480.38	76,000.00	75,862.20
5259484	74412271	MANGIO	2200 NW 78 AVENUE 201	PEMBROKE PINES	FL	33024	OWNER OCC	CONDO	360	90.00	0.00	9.360	6/1/2003	5/1/2033	1039.18	125,100.00	125,038.62
5259494	74412289	JOHNSON	570 C MANOR COURT	WOODLAND PARK	CO	80863	NON OWNER	SFR	360	72.58	0.00	6.500	5/1/2003	4/1/2033	568.87	90,000.00	89,836.82
5259577	74412362	HORRIGAN	7325/7331 E 54TH STREET	INDIANAPOLIS	IN	46226	NON OWNER	2-4 UNITS	360	80.00	0.00	6.500	6/1/2003	5/1/2033	480.38	76,000.00	75,862.20
5259650	74412446	WYAME	1804 ZERMATT DRIVE	PINE MOUNTAIN CLUB	CA	93222	OWNER OCC	PUD	360	66.67	0.00	6.350	6/1/2003	5/1/2033	622.24	100,000.00	99,906.93
5259767	74412552	HORRIGAN	7365/7369 WESTCHESTER DRIVE	INDIANAPOLIS	IN	46226	NON OWNER	2-4 UNITS	360	80.00	0.00	6.500	6/1/2003	5/1/2033	480.38	76,000.00	75,862.20
5259775	74412560	STENHOUSE	3229 PEGASUS WAY	SACRAMENTO	CA	95827	OWNER OCC	SFR	360	56.10	0.00	6.125	6/1/2003	5/1/2033	698.76	115,000.00	114,888.22
5259817	74412602	JUNG	10800 CEBRA AVENUE	GRANADA HILLS	CA	91344	OWNER OCC	SFR	360	80.00	0.00	7.100	6/1/2003	5/1/2033	1747.29	260,000.00	259,791.04
5259969	74412768	HORRIGAN	5350/5356 N KERCHEVAL DRIVE	INDIANAPOLIS	IN	46226	NON OWNER	2-4 UNITS	360	80.00	0.00	6.500	6/1/2003	5/1/2033	480.38	76,000.00	75,862.20
5260112	74412975	CALES CANTRES	48 HEWES STREET	BRENTWOOD	NY	11717	OWNER OCC	SFR	360	74.82	0.00	10.000	6/1/2003	5/1/2033	1544.53	176,000.00	175,922.14
5260369	74413121	DOWNS	256 NEWPORT DRIVE	REDDING	CA	96001	OWNER OCC	SFR	360	65.00	0.00	9.700	6/1/2003	5/1/2033	945.32	110,500.00	110,447.62
5260393	74413154	PAGE	3318 EZERGEMANN ROAD	PUEBLO	CO	81006	OWNER OCC	MANU MOBIL	360	75.00	100.00	10.050	6/1/2003	5/1/2033	978.21	111,000.00	110,810.73
5260534	74413295	LOPEZ	23 DEEORCE AVENUE	LODI	CA	95240	OWNER OCC	SFR	360	80.00	100.00	6.990	6/1/2003	5/1/2033	664.64	100,000.00	99,917.66
5260773	74413535	WILLIAMS	2118 E 27TH STREET	DES MOINES	IA	50317	OWNER OCC	SFR	360	50.00	0.00	11.300	7/1/2003	6/1/2033	380.28	39,000.00	38,986.91
5260906	74413667	ALEXANDER	1190 SUNDOWN LANE	SAN JOSE	CA	95127	OWNER OCC	SFR	360	80.00	100.00	5.850	6/1/2003	5/1/2033	1647.17	279,200.00	278,894.14
5260927	74413683	KELLEY	289 CR 3319	EMORY	TX	75440	OWNER OCC	MANU MOBIL	360	80.00	100.00	10.950	6/1/2003	5/1/2033	619.27	65,280.00	65,280.00
5260997	74413758	BAILEY	3719 DREYFUS STREET	HOUSTON	TX	77021	OWNER OCC	SFR	360	44.44	0.00	8.950	6/1/2003	5/1/2033	224.29	28,000.00	27,968.97
5261011	74413774	HOGGE	8589 SPRINGHURST DRIVE	ELK GROVE	CA	95624	OWNER OCC	SFR	360	43.33	0.00	11.450	6/1/2003	5/1/2033	1282.43	130,000.00	129,955.42
5261318	74414079	TAYLOR	11771 CHERRYLAWN ST	DETROIT	MI	48204	NON OWNER	SFR	360	75.00	0.00	12.500	6/1/2003	5/1/2033	488.28	45,750.00	45,750.00
5261342	74414103	ANDREWS	2191 STATE HIGHWAY 10	CAROGA	NY	12078	OWNER OCC	SFR	360	90.00	0.00	9.800	7/1/2003	6/1/2033	345.57	40,050.00	40,050.00
5261383	74414145	BUNKER	6109 E HERMOSA VISTA DRIVE	MESA	AZ	85215	OWNER OCC	SFR	360	80.00	0.00	10.200	6/1/2003	5/1/2033	1399.27	158,800.00	158,733.53
5261737	74414483	MONTOYA	511 BEATTIE LANE	REDLANDS	CA	92374	OWNER OCC	SFR	360	80.00	0.00	6.125	7/1/2003	6/1/2033	1268.14	212,000.00	212,000.00
5261813	74414574	BOSTON	1604 ALTA VISTA AVE	AUSTIN	TX	78704	OWNER OCC	SFR	360	80.00	0.00	7.850	6/1/2003	5/1/2033	1420.63	196,400.00	196,264.15
5261961	74414639	KAIO	749 OAKHURST DR	PACIFIC	WA	98047	OWNER OCC	SFR	360	80.00	100.00	6.850	6/1/2003	5/1/2033	969.79	148,000.00	147,875.04
5262100	74416207	WILLIAMS	1211 BIBB STREET	TUSKEGEE INSTITUTE	AL	36088	OWNER OCC	SFR	360	85.00	0.00	11.950	5/1/2003	4/1/2033	566.19	55,250.00	55,217.86
5262159	74416331	GALLEGOS	1002 WOODLAND AVENUE	FORT WORTH	TX	76110	OWNER OCC	SFR	360	55.84	0.00	11.650	7/1/2003	6/1/2033	430.76	43,000.00	43,000.00
5262274	74416306	EVANS	809 AMIS ROAD	ROGERS	AR	72756	OWNER OCC	SFR	360	85.00	0.00	9.450	7/1/2003	6/1/2033	468.12	55,675.00	55,647.32
5262308	74414921	HARRIS	303 JANICE STREET	JACKSONVILLE	AR	72076	NON OWNER	SFR	360	90.00	0.00	6.500	6/1/2003	5/1/2033	318.57	50,400.00	50,354.43
5262365	74414988	DUNLAP	210 W COLUMBIA AVENUE	KNOXVILLE	TN	37917	NON OWNER	SFR	360	75.00	0.00	6.500	5/1/2003	4/1/2033	284.44	45,000.00	44,878.58
5262484	74415084	WILBURN	802 S PARK DRIVE	PETERSBURG	VA	23805	NON OWNER	SFR	360	69.57	0.00	6.500	6/1/2003	5/1/2033	505.66	80,000.00	79,927.67
5262746	74415365	LEE	3518 S ANNABELLE ST	DETROIT	MI	48217	OWNER OCC	SFR	360	75.00	0.00	11.450	6/1/2003	5/1/2033	525.3	53,250.00	53,232.79
5262753	74415373	FRIEDA	10322 WHITEGATE AVENUE	SUNLAND	CA	91040	OWNER OCC	SFR	360	53.31	0.00	8.800	6/1/2003	5/1/2033	1145.9	145,000.00	144,917.43
5262795	74415415	DUPREE	3183 STALLINGS ROAD	MACCLESFIELD	NC	27852	NON OWNER	MANU MOBIL	360	63.91	0.00	12.600	7/1/2003	6/1/2033	316.06	29,400.00	29,392.64
5262845	74415464	BYRD	19377 MURRAY HILL	DETROIT	MI	48235	OWNER OCC	SFR	360	64.53	0.00	12.100	6/1/2003	5/1/2033	619.7	59,750.00	59,733.28
5262928	74415330	NEILA	241 WHEELER STREET	AKRON	OH	44304	NON OWNER	SFR	180	75.00	0.00	6.000	5/1/2003	4/1/2018	316.45	37,500.00	37,241.46
5263009	74415613	MILNOR	4445 CRESCENT PARK DRIVE	MEMPHIS	TN	38141	NON OWNER	SFR	360	80.00	0.00	6.500	5/1/2003	4/1/2033	495.55	78,400.00	78,257.65
5263017	74415621	MILNOR	4577 FAWN HOLLOW COVE	MEMPHIS	TN	38141	NON OWNER	SFR	360	80.00	0.00	6.500	5/1/2003	4/1/2033	480.38	76,000.00	75,862.20
5263090	74415704	NEILA	235 WHEELER STREET	AKRON	OH	44304	NON OWNER	2-4 UNITS	180	64.62	0.00	6.000	5/1/2003	4/1/2018	425.31	50,400.00	50,052.51
5263140	74415753	NEILA	30 E WARNER RD	AKRON	OH	44319	NON OWNER	2-4 UNITS	180	70.00	0.00	6.000	5/1/2003	4/1/2018	945.12	112,000.00	111,227.83
5263215	74415829	NEILA	8449 BABST AVE	CANAL FULTON	OH	44614	NON OWNER	2-4 UNITS	180	53.85	0.00	6.000	5/1/2003	4/1/2018	590.7	70,000.00	69,517.40
5263249	74415857	AUBUCHON	1415 SCHUCHARD	UNION	MO	63084	OWNER OCC	MANU MOBIL	360	80.00	0.00	8.000	7/1/2003	6/1/2033	792.47	108,000.00	107,907.53
5263348	74415951	GAINEY	161 CAIN LOOP RD	ELIZABETHTOWN	NC	28337	OWNER OCC	MANU MOBIL	360	85.00	0.00	8.350	7/1/2003	6/1/2033	402.86	53,125.00	53,125.00
5263447	74416041	SALAS	17842 CAMEHILL AVENUE	BELLFLOWER	CA	90706	OWNER OCC	SFR	360	80.00	95.00	5.000	5/1/2003	4/1/2033	1687.77	314,400.00	313,842.82
5263538	74416132	GOPEZ	702 LYONWOOD AVENUE	DIAMOND BAR	CA	91789	NON OWNER	SFR	360	70.00	0.00	8.900	7/1/2003	6/1/2033	1562.58	196,000.00	196,000.00
5263553	74416157	CANTU	1292 HIGHLAND AVENUE	COLTON	CA	92324	2ND HOME	SFR	360	80.00	0.00	8.700	6/1/2003	5/1/2033	726.74	92,800.00	92,719.31
5263561	74416165	GOPEZ	414 ABELIAN AVENUE	WEST COVINA	CA	91792	NON OWNER	SFR	360	70.00	0.00	8.900	7/1/2003	6/1/2033	1507.16	189,000.00	189,000.00
5263728	74416454	OLOYEDE	5541 S HOYNE AVE	CHICAGO	IL	60636	NON OWNER	SFR	360	80.00	0.00	5.625	5/1/2003	4/1/2033	391.45	68,000.00	67,854.28
5263769	74416456	LITTLETON	4337 CATHAY STREET	DENVER	CO	80249	OWNER OCC	PUD	360	90.00	0.00	8.900	6/1/2003	5/1/2033	2511.93	315,000.00	314,824.32
5263843	74416579	ANDERSON	27361 JULLIAN RD	ROCHERT	MN	56578	NON OWNER	SFR	360	70.00	0.00	9.150	6/1/2003	5/1/2033	342.49	42,000.00	41,974.38
5263892	74416629	GREENE	7120 GREENHAVEN DR	ST LOUIS	MO	63118	NON OWNER	SFR	360	90.00	0.00	6.750	6/1/2003	5/1/2033	379.43	58,500.00	58,406.21
5264148	74416876	FLORES	1615 17TH STREET	SAN PABLO	CA	94806	OWNER OCC	2-4 UNITS	360	80.00	100.00	6.950	6/1/2003	5/1/2033	1890.53	285,600.00	285,600.00
5264791	74417510	SODERBORG	3201 E 3825 SOUTH	SALT LAKE CITY	UT	84124	OWNER OCC	SFR	360	80.00	100.00	7.100	5/1/2003	4/1/2033	1478.48	220,000.00	219,645.33
5264924	74417643	MCALTON	18823 ALMOND RD	CASTRO VALLEY	CA	94546	OWNER OCC	SFR	360	57.55	0.00	6.950	6/1/2003	5/1/2033	2563.79	320,000.00	319,923.38
5264932	74417650	VELASCO	5038 TEHACHAPI WAY	ANTIOCH	CA	94531	OWNER OCC	SFR	360	90.00	0.00	6.150	6/1/2003	5/1/2033	1727.17	283,500.00	283,225.77
5265081	74417783	ESQUIVEZ	1308 EDITH DR	GUSTINE	CA	95322	OWNER OCC	SFR	360	85.00	0.00	6.400	5/1/2003	4/1/2033	685.87	109,650.00	109,447.32
5265149	74417868	SORENSEN	49 VALLEY ROAD	CASTROVILLE	CA	95012	2ND HOME	SFR	360	72.31	0.00	5.250	5/1/2003	4/1/2033	1297.68	235,000.00	234,459.72

LOAN NUMBER	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5250863	284,721.49	ARM	4.990	12.500	6.500	1.000	1.000	4/1/2005	REFI-CASH OUT	6.500	Stated	A	651	336,000.00	0	1	4/4/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5251046	75,969.52	ARM	4.990	14.250	8.250	1.000	1.000	6/1/2005	PURCHASE	8.250	Stated	A	644	99,000.00	95,023	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5251103	151,585.51	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	709	190,000.00	0	1	3/28/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5251129	188,146.40	ARM	6.750	16.400	10.400	1.000	1.000	5/1/2005	PURCHASE	10.400	Limited	C	591	270,000.00	269,000	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5251137	291,621.41	ARM	4.250	12.000	6.000	1.000	1.000	4/1/2005	REFI-NO CASHOUT	6.000	Full	AA	704	325,000.00	0	1	4/4/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5251145	151,434.80	ARM	4.990	11.250	5.250	1.000	1.000	4/1/2005	PURCHASE	5.250	Stated	A	671	200,000.00	189,950	1	3/18/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5251327	197,857.83	ARM	5.750	16.990	10.990	1.000	1.000	5/1/2005	REFI-CASH OUT	10.990	Full	A-	495	220,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5251426	190,633.77	ARM	4.250	11.625	5.625	1.000	1.000	4/1/2005	REFI-CASH OUT	5.625	Stated	AA	692	255,000.00	0	1	3/26/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5251558	135,638.01	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.625	Stated	AA	623	177,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5251871	93,406.68	ARM	5.990	15.450	9.450	1.000	1.000	5/1/2005	PURCHASE	9.450	Full	B	515	110,000.00	110,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5251921	188,900.19	ARM	5.750	15.350	9.350	1.000	1.000	5/1/2005	REFI-CASH OUT	9.350	Full	A-	509	211,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5252051	142,111.44	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	600	215,000.00	0	1	3/26/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5252184	37,918.58	ARM	4.250	11.625	5.625	1.000	1.000	5/1/2005	PURCHASE	5.625	Stated	AA	678	53,000.00	47,500	1	4/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5252457	116,803.40	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.900	Full	AA	625	130,000.00	0	1	4/15/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5252770	44,776.77	ARM	5.750	15.250	9.250	1.000	1.000	6/1/2005	REFI-CASH OUT	9.250	Full	A-	524	56,000.00	0	1	5/16/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5252861	299,461.37	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.550	Stated	AA	710	395,000.00	0	1	4/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5252945	139,746.16	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	645	650,000.00	0	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5253315	140,347.93	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.875	Full	AA	650	190,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5253349	285,714.43	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	5.450	Stated	A+	799	359,000.00	359,000	1	3/31/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5253356	109,046.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.600	Stated	A	608	156,000.00	0	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5253414	46,012.17	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	9.550	Full	A	634	58,600.00	57,600	1	3/21/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5253638	196,450.06	ARM	4.990	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE	6.800	Full	A	689	246,000.00	246,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5253794	231,744.97	ARM	5.750	14.990	8.990	1.000	1.000	5/1/2005	PURCHASE	8.990	Stated	A-	521	290,000.00	290,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5254008	296,690.86	ARM	5.750	15.250	9.250	1.000	1.000	5/1/2005	REFI-CASH OUT	9.250	Full	A-	503	330,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5254081	191,622.57	ARM	5.990	14.150	8.150	1.000	1.000	4/1/2005	REFI-CASH OUT	8.150	Full	B	615	240,000.00	0	1	4/2/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5254388	137,185.86	ARM	6.250	17.450	11.450	1.000	1.000	5/1/2005	REFI-NO CASHOUT	11.450	Full	B	493	161,500.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5254487	311,540.06	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005	PURCHASE	7.550	Stated	A	712	390,000.00	390,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5254511	370,365.57	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.800	Full	A	620	530,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5254578	220,550.38	ARM	4.250	11.900	5.900	1.000	1.000	5/1/2005	REFI-CASH OUT	5.900	Stated	AA	664	260,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5254610	117,503.60	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.000	Stated	AA	683	147,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5254750	144,707.62	ARM	4.990	11.950	5.950	1.000	1.000	5/1/2005	REFI-CASH OUT	5.950	Full	A	727	254,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5255013	53,070.95	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.100	Full	A	724	67,000.00	66,500	1	3/27/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5255120	85,526.12	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	678	120,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5255260	109,206.93	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.500	Stated	AA	640	140,000.00	0	1	5/8/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5255278	215,503.43	ARM	4.250	11.250	5.250	1.000	1.000	5/1/2005	PURCHASE	5.250	Full	A	734	270,000.00	270,000	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5255310	102,921.25	ARM	6.250	16.700	10.700	1.000	1.000	5/1/2005	REFI-NO CASHOUT	10.700	Full	B-	568	135,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5255336	74,294.62	ARM	5.750	13.750	7.750	1.000	1.000	5/1/2005	REFI-CASH OUT	7.750	Full	A-	530	93,000.00	0	1	5/2/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5255385	37,918.58	ARM	4.250	11.625	5.625	1.000	1.000	5/1/2005	PURCHASE	5.625	Stated	AA	678	65,000.00	47,500	1	4/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5255518	42,685.70	ARM	4.250	13.450	7.450	1.000	1.000	5/1/2005	PURCHASE	7.450	Full	AA	672	45,000.00	45,000	1	5/12/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5255575	104,936.29	ARM	6.750	17.400	11.400	1.000	1.000	6/1/2005	REFI-NO CASHOUT	11.400	Full	D	543	176,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5255625	251,617.22	ARM	4.990	13.400	7.400	1.000	1.000	5/1/2005	REFI-CASH OUT	7.400	Full	A	602	315,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5255633	291,556.47	ARM	4.990	13.400	7.400	1.000	1.000	5/1/2005	REFI-CASH OUT	7.400	Full	A	602	365,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5255953	38,983.29	ARM	5.750	16.150	10.150	1.000	1.000	6/1/2005	REFI-CASH OUT	10.150	Full	B	519	54,500.00	0	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5256284	48,617.04	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	650	65,000.00	0	1	3/18/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5256292	254,923.64	ARM	5.990	13.550	7.550	1.000	1.000	5/1/2005	REFI-CASH OUT	7.550	Full	B	575	345,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5256334	115,709.83	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.500	Stated	AA	707	145,000.00	144,900	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5256839	160,760.20	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.625	Stated	AA	646	230,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5257035	217,420.22	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.625	Full	AA	694	360,000.00	0	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5257043	118,341.14	ARM	4.990	15.450	9.450	1.000	1.000	6/1/2005	REFI-CASH OUT	9.450	Stated	A-	560	148,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5257084	152,947.32	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.400	Stated	AA	647	166,500.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5257142	143,767.86	ARM	4.990	13.100	7.100	1.000	1.000	5/1/2005	PURCHASE	7.100	Full	AA	657	160,000.00	160,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5257233	65,163.80	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.700	Stated	AA	691	70,000.00	0	1	3/24/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5257399	49,964.77	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.780	Stated	A	657	85,000.00	85,000	1	6/11/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5257535	111,082.43	ARM	6.750	17.750	11.750	1.000	1.000	5/1/2005	REFI-CASH OUT	11.750	Full	D	524	171,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5257704	51,983.37	ARM	6.750	17.500	11.500	1.000	1.000	6/1/2005	REFI-NO CASHOUT	11.500	Full	D	537	80,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5257712	123,881.34	ARM	5.750	15.850	9.850	1.000	1.000	5/1/2005	REFI-CASH OUT	9.850	Full	A-	563	155,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5257761	45,664.29	ARM	6.750	16.600	10.600	1.000	1.000	5/1/2005	REFI-NO CASHOUT	10.600	Full	D	517	115,000.00	0	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5257903	191,638.19	ARM	4.990	12.300	6.300	1.000	1.000	5/1/2005	REFI-CASH OUT	6.300	Full	A	659	240,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5258058	121,312.20	ARM	4.990	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE	6.800	Stated	A	644	155,000.00	151,900	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5258140	39,455.66	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.950	Stated	A	681	53,000.00	50,000	1	4/16/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5258470	191,111.49	ARM	6.250	16.950	10.950	1.000	1.000	5/1/2005	REFI-CASH OUT	10.950	Full	B-	568	255,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5258520	97,423.83	ARM	6.750	16.600	10.600	1.000	1.000	11/1/2003	REFI-NO CASHOUT	10.600	Full	D	505	150,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5258702	65,142.06	ARM	4.990	16.000	10.000	1.000	1.000	5/1/2005	REFI-CASH OUT	10.000	Full	A	601	81,500.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5258801	42,633.42	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	686	57,100.00	0	1	3/25/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5258868	119,796.78	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Stated	A	695	180,000.00	150,000	1	5/9/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5258991	155,175.71	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Full	AA	679	194,500.00	0	1	4/3/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5259007	188,683.07	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.900	Stated	AA	740	210,000.00	210,000	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5259064	188,737.68	ARM	5.750	13.850	7.850	1.000	1.000	5/1/2005	REFI-CASH OUT	7.850	Full	A-	588	300,000.00	0	1	5/3/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5259321	130,631.48	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.000	Stated	AA	698	165,000.00	165,000	1	4/4/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5259298	79,956.30	ARM	4.990	15.000	9.000	1.000	1.000	6/1/2005	REFI-CASH OUT	9.000	Stated	A	604	100,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5259353	59,897.39	ARM	4.990	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE	6.800	Stated	A	657	85,000.00	75,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5259443	75,862.20	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Stated	AA	713	95,000.00	0	1	4/14/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5259484	124,972.75	ARM	5.750	15.360	9.360	1.000	1.000	5/1/2005	REFI-CASH OUT	9.360	Full	A-	516	139,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5259494	89,754.57	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	666	124,000.00	0	1	3/25/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5259577	75,862.20	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Stated	AA	711	95,000.00	0	1	4/14/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5259650	99,813.38	ARM	4.990	12.350	6.350	1.000	1.000	5/1/2005	REFI-CASH OUT	6.350	Limited	B	624	150,000.00	0	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5259767	75,862.20	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Stated	AA	713	95,000.00	0	1	4/14/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5259775	114,775.87	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.125	Full	AA	688	205,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5259817	259,580.85	ARM	4.990	13.100	7.100	1.000	1.000	5/1/2005	REFI-CASH OUT	7.100	Stated	A	622	325,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5259969	75,862.20	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Stated	AA	713	95,000.00	0	1	4/14/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5260112	175,843.63	ARM	5.990	16.000	10.000	1.000	1.000	5/1/2005	REFI-CASH OUT	10.000	Stated	B	509	235,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5260369	110,395.36	ARM	6.250	15.700	9.700	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.700	Full	B-	595	170,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5260393	110,760.34	ARM	5.990	16.050	10.050	1.000	1.000	5/1/2005	REFI-NO CASHOUT	10.050	Stated	B	564	148,000.00	0	1	4/14/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5260534	99,835.24	ARM	4.990	12.990	6.990	1.000	1.000	5/1/2005	PURCHASE	6.990	Stated	A	727	125,000.00	125,000	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5260773	38,986.01	ARM	6.750	17.300	11.300	1.000	1.000	6/1/2005	REFI-CASH OUT	11.300	Full	C	533	78,000.00	0	1	5/21/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5260906	278,606.63	ARM	4.990	11.850	5.850	1.000	1.000	5/1/2005	PURCHASE	5.850	Full	A	705	370,000.00	349,000	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5260927	65,237.71	ARM	6.250	16.950	10.950	1.000	1.000	5/1/2005	PURCHASE	10.950	Full	B-	486	87,000.00	81,600	1	4/23/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5260997	27,968.97	ARM	4.990	14.950	8.950	1.000	1.000	5/1/2005	REFI-CASH OUT	8.950	Stated	A	621	63,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5261011	129,912.96	ARM	6.750	17.450	11.450	1.000	1.000	5/1/2005	REFI-CASH OUT	11.450	Stated	B-	466	300,000.00	0	1	4/11/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5261318	45,726.44	ARM	6.250	18.500	12.500	1.000	1.000	5/1/2005	PURCHASE	12.500	Full	B-	518	61,000.00	61,000	1	4/23/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5261342	40,031.51	ARM	5.750	15.800	9.800	1.000	1.000	6/1/2005	PURCHASE	9.800	Full	A-	560	69,000.00	44,500	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5261383	158,666.50	ARM	6.750	16.200	10.200	1.000	1.000	5/1/2005	REFI-NO CASHOUT	10.200	Full	C	507	198,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5261737	211,793.94	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.125	Full	AA	609	265,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5261813	196,127.41	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.850	Stated	A	633	245,500.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5261961	147,749.37	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Full	A	621	185,000.00	185,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5262100	55,201.55	ARM	6.250	17.950	11.950	1.000	1.000	4/1/2005	REFI-CASH OUT	11.950	Full	B-	458	65,000.00	0	1	3/27/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5262159	42,986.70	ARM	6.750	17.650	11.650	1.000	1.000	6/1/2005	REFI-CASH OUT	11.650	Full	D	537	77,000.00	0	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5262274	55,647.32	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.450	Full	A-	550	65,500.00	0	1	5/20/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5262308	50,308.61	ARM	4.250	12.500	6.500	1.000	1.000	5/1/2005	PURCHASE	6.500	Full	AA	632	56,000.00	56,000	1	4/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5262365	44,876.58	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	689	60,000.00	0	1	3/26/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5262484	79,854.95	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	684	115,000.00	0	1	4/14/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5262746	53,215.42	ARM	6.750	17.450	11.450	1.000	1.000	5/1/2005	REFI-CASH OUT	11.450	Full	C	501	71,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5262753	144,834.26	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.800	Stated	B	581	272,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5262795	29,392.64	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	12.600	Full	B	532	68,000.00	46,000	1	5/23/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5262845	59,716.39	ARM	6.750	18.100	12.100	1.000	1.000	5/1/2005	REFI-NO CASHOUT	12.100	Full	D	540	92,000.00	0	1	4/14/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5262928	37,111.22	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.000	Stated	AA	684	50,000.00	0	1	3/26/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5263009	78,166.70	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Stated	AA	708	98,000.00	0	1	3/27/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5263017	75,792.74	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Stated	AA	708	95,000.00	0	1	3/28/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5263090	49,877.46	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.000	Stated	AA	668	78,000.00	0	1	3/28/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5263140	110,838.85	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.000	Stated	AA	668	160,000.00	0	1	3/28/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5263215	69,274.29	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.000	Stated	AA	668	130,000.00	0	1	3/29/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5263249	107,907.53	ARM	4.990	14.000	8.000	1.000	1.000	6/1/2005	REFI-NO CASHOUT	8.000	Stated	A	648	135,000.00	0	1	5/5/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5263348	53,091.80	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.350	Full	A	685	63,000.00	62,500	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5263447	313,281.97	ARM	4.250	11.000	5.000	1.000	1.000	4/1/2005	PURCHASE	5.000	Stated	AA	732	417,500.00	393,000	1	4/9/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5263538	195,820.69	ARM	5.990	14.900	8.900	1.000	1.000	6/1/2005	REFI-CASH OUT	8.900	Full	B	559	280,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5263553	92,638.47	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.700	Stated	A	676	116,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5263561	188,894.59	ARM	5.950	14.900	8.900	1.000	1.000	6/1/2005	REFI-NO CASHOUT	8.900	Full	B	559	270,000.00	0	1	6/2/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5263728	67,780.88	ARM	4.250	11.625	5.625	1.000	1.000	4/1/2005	PURCHASE	5.625	Stated	AA	668	85,000.00	85,000	1	3/24/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5263769	314,647.34	ARM	5.750	14.900	8.900	1.000	1.000	5/1/2005	REFI-NO CASHOUT	8.900	Full	A-	558	350,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5263843	41,897.40	ARM	4.990	15.150	9.150	1.000	1.000	5/1/2005	PURCHASE	9.150	Stated	A	634	62,000.00	60,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5263892	58,355.31	ARM	4.250	12.750	6.750	1.000	1.000	5/1/2005	PURCHASE	6.750	Full	AA	674	67,000.00	65,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5264148	285,125.77	ARM	4.960	12.950	6.950	1.000	1.000	5/1/2005	PURCHASE	6.950	Stated	A	664	357,000.00	357,000	1	5/9/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5264791	219,466.42	ARM	4.990	13.100	7.100	1.000	1.000	4/1/2005	PURCHASE	7.100	Stated	A	681	275,000.00	275,000	1	3/25/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5264924	319,645.44	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.950	Full	A-	649	556,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5264932	282,950.13	ARM	4.250	12.150	6.150	1.000	1.000	5/1/2005	REFI-CASH OUT	6.150	Full	AA	663	315,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5265081	109,345.17	ARM	4.250	12.400	6.400	1.000	1.000	4/1/2005	REFI-CASH OUT	6.400	Stated	AA	647	129,000.00	0	1	3/26/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5265149	234,187.80	ARM	4.250	11.250	5.250	1.000	1.000	4/1/2005	REFI-CASH OUT	5.250	Stated	AA	675	325,000.00	0	1	4/8/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5265251	74417213	FUSSEL JR	3025 CALIFORNIA AVENUE	BAKERSFIELD	CA	93304	NON OWNER	2-4 UNITS
5265597	74418542	CHARBONNEAU	2800 STEENSEN STREET	LAKE ISABELLA	CA	93240	OWNER OCC	SFR
5265947	74418666	OSTELLA	3568 SANTOS CIRCLE	CAMERON PARK	CA	95682	OWNER OCC	SFR
5266118	74418831	BAHI	1301 GARGOTTO CT	MODESTO	CA	95355	OWNER OCC	SFR
5266242	74418053	MOLINA	2031 WEBB STREET	STOCKTON	CA	95205	OWNER OCC	SFR
5266375	74419237	HERRERA	2318 GRANDEUR AVE	ALTADENA	CA	91001	OWNER OCC	SFR
5266457	74419169	WILMES	8224 N SCOTT AVE	BROOKLYN CENTER	MN	55429	OWNER OCC	SFR
5266499	74419201	SCARDINO	663 TOMLINSON LANE	YARDLEY	PA	19067	OWNER OCC	TOWNHOUSE
5266556	74419268	DOUGLAS	155 CRANES HOLLOW ROAD	AMSTERDAM	NY	12010	OWNER OCC	SFR
5266580	74419381	PINEDO	29 9TH STREET	LOCUST VALLEY	NY	11560	OWNER OCC	SFR
5266697	74419526	RODRIGUEZ JR	1774 VIOLET DRIVE	BROWNSVILLE	TX	78526	OWNER OCC	SFR
5267037	74419583	ESCOBAR	127 PALERMO DRIVE	PALMDALE	CA	93550	OWNER OCC	SFR
5267133	74419647	CHUBB	140 KELLY DRIVE	CAMERON	NC	28326	OWNER OCC	MANUFACTURED
5267214	74419929	LARSON	800 CRESTLINE AVENUE	SYLACAUGA	AL	35150	NON OWNER	SFR
5267331	74420043	HEDORF	13524 COPPER CANYON DRIVE	HASLET	TX	76052	OWNER OCC	SFR
5267349	74420050	GIORGIO	29 9 FIELD AVE	DOBBS FERRY	NY	10522	OWNER OCC	2-4 UNITS
5267513	74420638	GASH	493 CHEMIN AGREABLE RD	YOUNGSVILLE	LA	70592	OWNER OCC	MANUFACTURED
5267753	74420554	MEZLEY	18027 ENCINO BRIAR	SAN ANTONIO	TX	78259	NON OWNER	PUD
5268172	74420660	LINDSAY	230 CRAGGY STREET	BLACK MOUNTAIN	NC	28711	OWNER OCC	MANUFACTURED
5268206	74420694	CASTRO	940 NORTH BREA BOULEVARD 18	BREA	CA	92821	OWNER OCC	CONDO
5268321	74421017	BATTERFIELD	811 JOE CARVER ROAD	WAYNESVILLE	NC	28785	OWNER OCC	SFR
5268438	74421025	CRAYTON	2006 KATIE DRIVE SW	DECATUR	AL	35603	OWNER OCC	SFR
5268546	74421124	LAMAC	1 ABBEY LANE	DELRAY BEACH	FL	33446	OWNER OCC	CONDO
5268551	74421207	GIL	10178 SW 162 PLACE	MIAMI	FL	33196	OWNER OCC	PUD
5268585	74421371	HARRIMAN	1124 1128 34TH STREET	OAKLAND	CA	94608	NON OWNER	2-4 UNITS
5268727	74421413	SCHMITT	53420 AVENIDA JUAREZ	LA QUINTA	CA	92253	OWNER OCC	SFR
5268800	74421466	BROWN	310 MEADOWBROOK LANE	DOUGLAS	GA	31533	OWNER OCC	MANUFACTURED
5268841	74421587	SULLIVAN	1115 N OLD MILL ROAD	AZUSA	CA	91702	OWNER OCC	SFR
5269071	74421763	SOSA	920 RANDY LANE	SAN PABLO	CA	94806	OWNER OCC	SFR
5269105	74421793	KOZLOVA	22712 51ST PL SW	FEDERAL WAY	WA	98023	NON OWNER	SFR
5269130	74421827	FRYMAN	235 NORTHRIDGE CT N	KEIZER	OR	97303	NON OWNER	SFR
5269188	74421876	BLISS	406 ANITA RD	LAKE ARTHUR	NM	88253	OWNER OCC	SFR
5269279	74421967	GARDNER	1625 2ND ST	NEW ORLEANS	LA	70130	NON OWNER	2-4 UNITS
5269386	74422072	KIRKESS	4318 N EUCLID AVE	ST LOUIS	MO	63115	OWNER OCC	2-4 UNITS
5269451	74422130	PORRAS	623 FALL RIVER ROAD	EL PASO	TX	79907	OWNER OCC	SFR
5269626	74422304	BICO	3753 CALAVERAS COURT	CHINO	CA	91710	OWNER OCC	SFR
5269915	74422593	GASPORTAN	10564 VALLEY VIEW DRIVE	RANCHO CORDOVA	CA	95670	OWNER OCC	SFR
5269964	74422643	WALSH	4605 LA VISTA DRIVE	OAKLEY	CA	94561	OWNER OCC	SFR
5269980	74422668	WEST	8190 PRIMOAK WAY	ELK GROVE	CA	95758	OWNER OCC	SFR
5269998	74422678	HURT	526 JERSEY STREET	VALLEJO	CA	94590	NON OWNER	2-4 UNITS
5270137	74422817	AGUILA JR	1387 NORTH CAESAR AVENUE	FRESNO	CA	93727	OWNER OCC	SFR
5270236	74422916	SNARE	837 ROBERTS ROAD	CRAIG	CO	81625	OWNER OCC	MANUFACTURED
5270277	74422957	VALADEZ	5919 LAKE CHAMPLAIN ST	SAN ANTONIO	TX	78233	OWNER OCC	SFR
5270327	74423005	PARISI	21654 CHIMNEY ROCK PARK CR	BOCA RATON	FL	33428	OWNER OCC	PUD
5270590	74423278	WILLIAMS	1102 FOURTH STREET	CLOVIS	CA	93611	OWNER OCC	SFR
5270632	74423310	OLSON	168 2225 LANE	DELTA	CO	81416	OWNER OCC	SFR
5270784	74423443	BROUSSARD	3332 HIGHWAY 1115	MORSE	LA	70559	OWNER OCC	MANUFACTURED
5270883	74423542	MEDINA	1235 GANNET LANE	PATTERSON	CA	95363	OWNER OCC	SFR
5271085	74423765	FERRY	9412 CREEKSIDE DRIVE	IRVINGTON	AL	36544	OWNER OCC	MANUFACTURED
5271135	74423815	RODRIGUES	630 GEDDES AVE	WINTHROP HARBOR	IL	60096	NON OWNER	SFR
5271143	74423823	COOKE	3624 HERMAN SIPE ROAD	CONOVER	NC	28613	OWNER OCC	MANUFACTURED
5271358	74424029	TOPETE	520 E MERLE COURT	SAN LEANDRO	CA	94577	OWNER OCC	SFR
5271437	74424102	VALL SPINOSA	311 MICHELLE LANE	BARTONSVILLE	PA	18321	OWNER OCC	PUD
5271572	74424243	SIMS	3115 CHICAGO PLACE	SOUTH CHICAGO HTS	IL	60411	OWNER OCC	SFR
5271705	74424375	PHILLIPS JR	38 COPPER SPRINGS TIMBER CR	ODENVILLE	AL	35120	OWNER OCC	MANUFACTURED
5271820	74424490	LOPEZ	1308 LARK AVENUE	MCALLEN	TX	78504	OWNER OCC	SFR
5271838	74424508	TINOCO	817 VANDERGRIFT LANE	POMONA	CA	91766	OWNER OCC	SFR
5271853	74424524	RILEY	3402 SHERWOOD PLACE SW	MARIETTA	GA	30008	NON OWNER	SFR
5271911	74424581	WHITAKER	278 FLINT RIVER HEIGHTS	BAINBRIDGE	GA	39817	OWNER OCC	SFR
5271986	74497934	LANE	255 SPRINGTREE COURT	COLLEGE PARK	GA	30349	NON OWNER	SFR
5272125	74424797	NEWELL	241 W HARRISON STREET	BELVIDERE	IL	61008	NON OWNER	SFR
5272190	74424862	WILEY	3195 SUNRISE STREET	MEMPHIS	TN	38127	NON OWNER	SFR
5272463	74425133	BROWN	1445 CAMINO PERAL	MORAGA	CA	94556	OWNER OCC	CONDO
5272562	74425232	BERRY	9620 S RIDGEWAY	EVERGREEN PARK	IL	60805	OWNER OCC	SFR
5272570	74425240	ANDERSON	437 VISTA SUERTE	NEWPORT BEACH	CA	92660	OWNER OCC	PUD
5272711	74425380	CANADY	1045 MCPHERSON ROAD	VASS	NC	28394	OWNER OCC	MANUFACTURED
5272780	74425430	GUTIERREZ	1429 W SAINT ANDREW PLACE	SANTA ANA	CA	92704	OWNER OCC	SFR
5272976	74425948	COLOSIMO	10409 SHORE CREST TERRACE	MORENO VALLEY	CA	92557	OWNER OCC	PUD
5273156	74425828	BROWN	1040 NW 36TH ST	MIAMI	FL	33127	OWNER OCC	SFR
5273198	74425869	PARKISON	1080 KELLY CREEK CIRCLE	OVIEDO	FL	32765	OWNER OCC	PUD
5273206	74425877	DAVIS	1140 47 ROSEMARY STREET	DENVER	CO	80220	NON OWNER	2-4 UNITS
5273222	74425893	REGNER	7920 NALLE GRADE RD NORTH	FT MYERS	FL	33917	OWNER OCC	SFR
5273230	74425901	ROHLMAN	585 STANFORD WAY	GRAND JUNCTION	CO	81504	OWNER OCC	SFR
5273263	74425935	PAPA	22214 S VERMONT AVENUE #102	TORRANCE	CA	90502	OWNER OCC	CONDO
5273305	74425992	ALLEN	4203 THEISS MEADOWS	ST LOUIS	MO	63128	OWNER OCC	SFR
5273362	74426057	LAGUNAS	1641 N KEDZIE AVE	CHICAGO	IL	60647	OWNER OCC	SFR
5273461	74426156	BANDA	1011 KING STREET	HOUSTON	TX	77072	OWNER OCC	SFR
5273487	74426172	GARDEN	332 HEIRLOOM DR	FORT WORTH	TX	76134	OWNER OCC	SFR
5273602	74426297	ROBLES	6320 TOWERS BLUFF ROAD	WADMALAW ISLAND	SC	29487	OWNER OCC	MANUFACTURED
5273651	74426347	HOOTEN	408 HIGHWAY 25 NORTH	GREENBRIER	AR	72058	OWNER OCC	SFR
5273826	74426577	CISNEROS	750 ELLEN AVENUE	HAYWARD	CA	94544	OWNER OCC	SFR
5273925	74426610	GARAY	416 PARK PLACE	PETALUMA	CA	94954	OWNER OCC	PUD
5273933	74426628	CARTER	24613&24657 OAT HILL RD	MIDDLETOWN	CA	95461	OWNER OCC	SFR
5274071	74426768	SINGH	1222 SIMON CT	VISALIA	CA	93292	OWNER OCC	SFR
5274154	74426842	SHAFFER	4834 HIGHWAY 96	YREKA	CA	96097	OWNER OCC	SFR
5274311	74426990	FREED	1318 BUCCANEER COURT	MODESTO	CA	95356	OWNER OCC	SFR
5274352	74427030	MEDA	2304 EICHER AVENUE	MODESTO	CA	95350	OWNER OCC	SFR
5274410	74427097	DE COSTA	2837 VILLARREAL WAY	MODESTO	CA	95354	OWNER OCC	SFR
5274519	74427196	VALENZUELA	138 W BRIGHTON AVE	EL CENTRO	CA	92243	2ND HOME	2-4 UNITS
5274717	74427394	BRUNETTE	2405 15 3/8 AVENUE	RICE LAKE	WI	54868	OWNER OCC	SFR
5274741	74427428	MARTINEZ	790 BRIDGE ST	LAFAYETTE	OR	97127	OWNER OCC	MANUFACTURED
5274816	74427493	RICKERT	1703 S 234TH PLACE	DES MOINES	WA	98198	OWNER OCC	SFR
5274840	74427527	TEACH	31821 127TH AVE E	GRAHAM	WA	98338	OWNER OCC	MANUFACTURED
5274899	74427576	ASSIFI	1714 LONDON AVENUE	MANTECA	CA	95336	OWNER OCC	SFR
5275052	74427733	EDWARDS	7718 23RD ST W	UNIVERSITY PLACE	WA	98466	OWNER OCC	SFR
5275110	74427790	PEKAREK	3611 323RD STREET EAST	EATONVILLE	WA	98328	OWNER OCC	MANUFACTURED
5275185	74427865	MARSHALL-DEWITT	6640 SMITH RD	OAKDALE	CA	95361	OWNER OCC	SFR
5275250	74427931	MCBENGE	708 3RD AVE W	TWIN FALLS	ID	83301	OWNER OCC	SFR
5275468	74428145	WEESE	7900 HARTMAN RD	WADSWORTH	OH	44281	OWNER OCC	SFR
5275722	74428400	IMHOLTE	616 9TH AVENUE	ST CLOUD	MN	56303	NON OWNER	SFR
5275748	74428426	CLAMMER	5030 HIGHWAY 85 UNIT 303	RIVERDALE	GA	30274	NON OWNER	SFR
5275789	74428457	KEEN	40026 EUREKA ROAD	MAGNOLIA	TX	77354	OWNER OCC	PUD
5275862	74428541	SCHLIEGER	W6581 N LAKE SHORE DR	ELKHORN	WI	53121	OWNER OCC	SFR
5275953	74428632	CLAMMER	5030 HIGHWAY 85 UNIT 204	RIVERDALE	GA	30274	NON OWNER	SFR
5276050	74428731	JOSEPH	412 W EIGHTH STREET	CHARLOTTE	NC	28202	OWNER OCC	2-4 UNITS
5276092	74428772	CLAMMER	5030 HIGHWAY 85 400	RIVERDALE	GA	30274	NON OWNER	SFR
5276134	74428814	YORK	6543 W CO ROAD 750 NORTH	GREENCASTLE	IN	46135	OWNER OCC	MANUFACTURED
5276142	74428822	GUZMAN	101 COMFORE CIRCLE	WIMBERLEY	TX	78676	OWNER OCC	MANUFACTURED
5276191	74678253	PHILLIPS	28723 PORTALES DRIVE	CATHEDRAL CITY	CA	92234	OWNER OCC	CONDO
5276209	74428889	LIMPERT	4282 CLAGUE RD	NORTH OLMSTED	OH	44070	OWNER OCC	SFR
5276217	74428897	KUTLIK	170 LANDORS	STONEVILLE	NC	27048	OWNER OCC	SFR
5276472	74429150	CEALBA	5582 GREENFIELD AVENUE	RIVERSIDE	CA	92506	OWNER OCC	SFR
5276589	74429267	ALVAREZ	64 MAPLE AVENUE	DANBURY	CT	6810	OWNER OCC	2-4 UNITS
5277082	74429754	BOURNE	700 IOLA STREET	AURORA	CO	80010	NON OWNER	SFR
5277157	74429820	FITZPATRICK	1704 HACKWORTH HILL	OTWAY	OH	45657	OWNER OCC	MANUFACTURED
5277173	74429848	KIRBY	2720 W BLOUNT ST	PENSACOLA	FL	32501	NON OWNER	SFR
5277249	74429911	NUTTALL	131 HICKORY STREET	ROCKINGHAM	NC	28379	OWNER OCC	MANUFACTURED
5277264	74429937	COCHRAN	17614 HAWTHORNE AVE	ANDERSON	CA	96007	OWNER OCC	MANUFACTURED
5277280	74429957	LEPE	8142 CALAIS COURT	STOCKTON	CA	95210	OWNER OCC	SFR
5277520	74430208	FRISBIE	539 N TRACY ST	WICHITA	KS	67212	OWNER OCC	SFR
5277769	74430448	POWELL	238 AQUAMARINE AVENUE	PENSACOLA	FL	32505	NON OWNER	SFR
5277777	74430455	DUNN	33 S SUGAR LOOP LANE	NAMPA	ID	83686	NON OWNER	PUD
5277793	74430471	DUNN	35 S SUGAR LOOP LANE	NAMPA	ID	83686	NON OWNER	PUD
5278132	74430734	VAN BUREN	832 OAKLAND ROAD	SWORDS CREEK	VA	24649	OWNER OCC	SFR
5278140	74430810	ANDERSON III	781 CAMERON	PONTIAC	MI	48340	OWNER OCC	SFR
5278197	74430862	USHER	2158 WICKLOW PL	POINT ROBERTS	WA	98281	OWNER OCC	SFR
5278213	74430885	WIEGAND	79 THAYER ROAD	LOCKHART	TX	78644	OWNER OCC	MANUFACTURED

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.279 WA Rate
353.77 WA Rterm
11,788 Loan Count
$ 2,388,900,308.17 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5278254	74430827	JANGABA	6209 LEOLA WAY	SACRAMENTO	CA	95824	OWNER OCC	SFR
5278258	74430908	GONI	415 N LINCOLN AVENUE	LODI	CA	95240	OWNER OCC	SFR
5278365	74431085	BELL	812 SW MAPLE WAY	SEATTLE	WA	98136	NON OWNER	SFR
5278452	74431123	GONCHAR	13801 13TH AVENUE SOUTH	TACOMA	WA	98444	OWNER OCC	SFR
5278536	74431158	TERRY	23 MAPLE DRIVE	LINDENHURST	NY	11757	OWNER OCC	SFR
5278585	74431255	SWENSON	18009 78TH AVENUE CT EAST	PUYALLUP	WA	98375	NON OWNER	2-4 UNITS
5278627	74431297	HENDERSON	5101 ACCRINGTON WAY	SACRAMENTO	CA	95823	OWNER OCC	SFR
5278686	74431330	BELL	319-325 KELLEY COURT	SACRAMENTO	CA	95838	NON OWNER	2-4 UNITS
5278700	74431370	KRUCINA	1609 SUMMIT WAY	DUNEDIN	FL	34698	OWNER OCC	SFR
5279120	74431762	SANCHEZ	6605 S BRYAN AVENUE	FRESNO	CA	93706	OWNER OCC	SFR
5279433	74432097	CRUZ	5783 E SIVERLY LANE	FRESNO	CA	93727	OWNER OCC	SFR
5279709	74432451	FRANZO	433 MADRID STREET	HEMET	CA	92543	OWNER OCC	SFR
5279922	74432584	BORRELLI III	13 CORA STREET	NORTH PROVIDENCE	RI	2911	OWNER OCC	SFR
5279948	74432600	JIMENEZ	18208 SIESTA DRIVE	APPLE VALLEY	CA	92307	OWNER OCC	SFR
5280102	74432766	URIANI	16 WOODMERE AVENUE	WEST HARTFORD	CT	6119	OWNER OCC	SFR
5280110	74432774	EDWARDS	16518 S KEDZIE AVE	MARKHAM	IL	60426	NON OWNER	SFR
5280128	74432782	HANKINS	1041 W WINDSOR WAY	MUSTANG	OK	73064	OWNER OCC	SFR
5280136	74432790	JACKSON	172 PRIVATE ROAD 2356	DECATUR	TX	76234	OWNER OCC	MANU/MOBIL
5280169	74432824	DOWDY	120 JOE ABBEY LANE	DARBY	MT	59829	OWNER OCC	SFR
5280177	74432832	MICHAELS IV	139 CHICKEN CREEK RD	LIVINGSTON	MT	59047	2ND HOME	SFR
5280185	74432840	MCQUEEN	12724 KENTUCKY ST	DETROIT	MI	48238	OWNER OCC	SFR
5280231	74432865	POPE	257 RIDGEWAY STREET	KINGSLAND	TX	78639	OWNER OCC	MANU/MOBIL
5280250	74432915	GORMAN	4031 LAWN	KANSAS CITY	MO	64130	NON OWNER	SFR
5280458	74433111	HINOJALES	11258 KNOEFLER DRIVE	RIVERSIDE	CA	92505	OWNER OCC	SFR
5280524	74433186	THEMA	2455 S TERM ST	BURTON	MI	48519	OWNER OCC	MANU/MOBIL
5280815	74433277	LUCAS-WIEAND	1278 JAMESTOWN PLACE	CHULA VISTA	CA	91913	OWNER OCC	SFR
5280831	74433293	CRAWFORD	145 LAKE SHORE DRIVE	PINE BUSH	NY	12566	OWNER OCC	SFR
5280856	74433319	HELFEN	540 KELTON AVENUE #536	LOS ANGELES	CA	90024	OWNER OCC	CONDO
5280872	74433335	WILLIS	8183-8185 PREVOST ST	DETROIT	MI	48228	NON OWNER	2-4 UNITS
5280914	74433376	SETTIMI	904 COTTAGE STREET S	VIENNA	VA	22180	OWNER OCC	SFR
5280954	74433517	IBEY	12165 BUFFALO SPEEDWAY	MISSOULA	MT	59808	OWNER OCC	SFR
5280984	74433568	MANSFIELD	16525 FARLEY ROAD	MIDDLEFIELD	OH	44062	OWNER OCC	SFR
5280979	74433837	CARNEVALE	182 STEPHENS LANE	VERONA	PA	15147	OWNER OCC	SFR
5281076	74433731	GALVAN	815 FRED TERRY ROAD	LOCUST FORK	AL	35097	OWNER OCC	MANU/MOBIL
5281332	74433996	HERNANDEZ	2508 E SWAIN ROAD	STOCKTON	CA	95210	OWNER OCC	SFR
5281423	74434085	MISURADZE	1626-1628 W 54TH ST	LOS ANGELES	CA	90062	NON OWNER	2-4 UNITS
5281431	74434093	BOWERS	36 ATKINS RD UNIT G1	SANDWICH	MA	2537	OWNER OCC	CONDO
5281498	74434153	MEJIA	15070 FIR AVE	HESPERIA	CA	92345	OWNER OCC	SFR
5281639	74434356	SOGOL	100 DEBORAH LANE #36A	WHEELING	IL	60090	OWNER OCC	CONDO
5281662	74434382	BIERBAUM	224 VAN AERNEM RD	BALLSTON SPA	NY	12020	OWNER OCC	SFR
5281670	74434390	MARADIAGOL	3658 W DIVISION AVE	CHICAGO	IL	60651	OWNER OCC	SFR
5281688	74434408	GRANADOS	4532 16TH ST	RACINE	WI	53405	OWNER OCC	SFR
5281712	74434432	VALCARCEL	1 ELIZABETH PLACE	SOUTH NYACK	NY	10560	OWNER OCC	2-4 UNITS
5281787	74434507	NELSON	4631 S INDIANA AVE #1-SOUTH	CHICAGO	IL	60653	OWNER OCC	CONDO
5281829	74434549	CASEY	11354 S PEORIA STREET	CHICAGO	IL	60643	OWNER OCC	SFR
5281845	74434564	LIM	8714 SOUTH ASOTIN	TACOMA	WA	98444	OWNER OCC	SFR
5282165	74434857	BENSON	15834 32ND AVENUE	CLEARLAKE	CA	95422	NON OWNER	SFR
5282215	74434937	PRISCO	17509 93RD STREET COURT	ANDERSON ISLAND	WA	98303	OWNER OCC	PUD
5282258	74434978	McCUTCHAN	1325 WILSON ROAD	CLOVERDALE	CA	95425	NON OWNER	SFR
5282280	74435009	DOUGLAS	317 W FRANKLIN STREET	BINGEN	WA	98605	OWNER OCC	SFR
5282298	74435017	RITCHIE	22872 NOBLES TRAIL ROAD	ANDERSON	CA	96007	OWNER OCC	MANU/MOBIL
5282306	74435025	DIAZ	6827 ARTHUR STREET	OAKLAND	CA	94605	OWNER OCC	SFR
5282498	74435215	VICKERS	710 S CONCHO	SONORA	TX	76950	OWNER OCC	MANU/MOBIL
5282603	74435322	CROSS	17235 SOUTH PASSLEY ROAD	BROOKINGS	OR	97415	OWNER OCC	SFR
5282694	74435413	HOLGUIN	2328 CHRYSLER DR	MODESTO	CA	95350	OWNER OCC	SFR
5282728	74435447	FIELD	8165 PHEASANT DR	MISSOULA	MT	59804	OWNER OCC	SFR
5282736	74435454	MCGEE	3417 STATE STREET	MADERA	CA	93638	OWNER OCC	SFR
5282801	74435520	LOPEZ	1004 S 3RD STREET	FRESNO	CA	93702	OWNER OCC	SFR
5282827	74435546	LANG	11436 GENEVA ST	CINCINNATI	OH	45240	OWNER OCC	SFR
5283163	74435884	SUPLA	1105 PIPIT DRIVE	PATTERSON	CA	95363	OWNER OCC	SFR
5283312	74436031	ADKINS	803 108TH ST S	TACOMA	WA	98444	OWNER OCC	SFR
5283320	74436049	WILLIAMS	1130 90TH AVENUE	OAKLAND	CA	94603	NON OWNER	SFR
5283486	74436205	ESTRELLA	4972 PALOMA AVENUE	SAN JOSE	CA	95111	OWNER OCC	SFR
5283536	74436254	LUTTRELL	1115 N MOLALLA AVENUE	MOLALLA	OR	97038	OWNER OCC	MANU/MOBIL
5283676	74436395	AYALA	13380 WENTWORTH STREET	LOS ANGELES	CA	91331	OWNER OCC	SFR
5283684	74436403	FONSECA	707 ROUNDTREE COURT	SACRAMENTO	CA	95831	NON OWNER	PUD
5283726	74436445	STRACHAN	45511 SUNNY VIEW DR	AHWAHNEE	CA	93601	OWNER OCC	MANU/MOBIL
5283775	74436494	TREVINO JR	RT 1 BOX 82M 1/2 MILE N EXPRWY 77	RAYMONDVILLE	TX	78580	OWNER OCC	SFR
5283965	74436678	KNAPP	7366 CHAPMAN PLACE A & B	GOLETA	CA	93117	NON OWNER	2-4 UNITS
5283981	74436692	LYLES	8606 W 350N	THORNTOWN	IN	46071	OWNER OCC	SFR
5284047	74436759	WEEKS	121 GODFREY ST	BUFFALO	NY	14215	OWNER OCC	SFR
5284104	74436817	PERSCHBACHER	2012 NE 18 MILE ROAD	CEDAR SPRINGS	MI	49319	OWNER OCC	SFR
5284120	74436833	GONZALES	385 AVENIDA DE VERONICA	TAOS	NM	87571	OWNER OCC	MANU/MOBIL
5284161	74436874	HALL	74 LARK ST	BUFFALO	NY	14215	NON OWNER	SFR
5284302	74437013	KIVLER	126 RINCON LOOP	TIJERAS	NM	87059	OWNER OCC	SFR
5284369	74437070	CORONA	3817 E SPRING AVENUE	ORANGE	CA	92869	OWNER OCC	SFR
5284476	74437187	SLAPE	2226 NW 14TH STREET	OKLAHOMA CITY	OK	73107	OWNER OCC	SFR
5284542	74437252	SOLARES	17108 BATICOY STREET	LOS ANGELES	CA	91406	OWNER OCC	SFR
5284583	74437294	ROMERO	3570 GLENALBYN DRIVE	LOS ANGELES	CA	90065	NON OWNER	SFR
5284591	74437302	RANKINS	11 STIRLING COURT	MIDDLETOWN	CT	6457	OWNER OCC	PUD
5284625	74437336	WILKERSON	13188 QUADE LANE	WOODBRIDGE	VA	22193	OWNER OCC	SFR
5284955	74573914	ALCALA	227 WISTERIA AVE	LOS BANOS	CA	93635	OWNER OCC	SFR
5285028	74437732	DAVIS	24421 KINGSTON COURT #123	LAGUNA HILLS	CA	92653	OWNER OCC	CONDO
5285036	74437740	SOWDEN JR	4023 68TH STREET	URBANDALE	IA	50322	OWNER OCC	SFR
5285051	74437765	PORCHER	303 CANARBERRY CIRCLE	SUMMERVILLE	SC	29483	OWNER OCC	SFR
5285143	74437856	CAVAZOS	537-543 E ELIZABETH ST	PASADENA	CA	91104	OWNER OCC	2-4 UNITS
5285200	74437914	ESPINOZA	872 S IDYLLWILD AVENUE	RIALTO	CA	92376	OWNER OCC	SFR
5285325	74438052	TRINIDAD III	1323 HEATHER LANE	DUARTE	CA	91010	OWNER OCC	PUD
5285374	74438102	BLACKMAN	4781 WEST 78TH STREET	CHICAGO	IL	60652	OWNER OCC	CONDO
5285382	74438110	ERICKSON	21 AVERY RD	HOLDEN	MA	1520	OWNER OCC	SFR
5285416	74438144	ORTIZ	34 NOBLE STREET	STAMFORD	CT	6902	OWNER OCC	2-4 UNITS
5285531	74438258	KERANEN	300 N ROPE PLACE	SISTERS	OR	97759	OWNER OCC	SFR
5285614	74438342	HARDY	19129 METZ ROAD	SANGER	TX	76266	OWNER OCC	MANU/MOBIL
5285622	74438359	VARGAS	33 INLET DRIVE	BAY POINT	CA	94565	OWNER OCC	SFR
5285762	74438490	FINNEY	838 PULTENEY PLACE	WINDSOR	CA	95492	OWNER OCC	SFR
5285788	74438516	SHARP	244 MANZANITA LANE	NAPA	CA	94558	OWNER OCC	SFR
5285911	74438649	JOHNSON	603 SW SAINT CHARLES WAY	SHERWOOD	OR	97140	OWNER OCC	SFR
5285960	74438696	FLORES	145 MARLIN COURT #1	SAN FRANCISCO	CA	94124	OWNER OCC	CONDO
5286000	74438730	HAREZ	44649 RAYBACK AVENUE	LANCASTER	CA	93535	OWNER OCC	SFR
5286034	74438763	LEDBETTER	1180 OLD HIGHWAY 99 N RD	BELLINGHAM	WA	98225	OWNER OCC	SFR
5286141	74438870	SOLLIE	4502 70TH AVE W	UNIVERSITY PLACE	WA	98466	OWNER OCC	SFR
5286224	74439053	HUDSON	34 SANTA AGATHA	RANCHO STA MARGARITA	CA	92688	OWNER OCC	CONDO
5286273	74439001	VARGAS	2029 PLYMOUTH DRIVE	PITTSBURG	CA	94565	OWNER OCC	PUD
5286349	74439050	BAPTISTA	829 PROSPECTOR DR	STOCKTON	CA	95210	OWNER OCC	SFR
5286414	74439128	MEYERS	41 STEVENS AVE	OLD BRIDGE	NJ	8857	OWNER OCC	SFR
5286480	74439191	SIMONDS	2071 STATE ROAD	MOSIER	OR	97040	OWNER OCC	SFR
5286532	74439241	KENYON	4742 SE REEDWAY STREET	PORTLAND	OR	97206	OWNER OCC	2-4 UNITS
5286646	74439357	ZAORSKI	4223-4225 SAINT CLAUDE AVENUE	NEW ORLEANS	LA	70117	OWNER OCC	2-4 UNITS
5286661	74439373	RODRIGUEZ	18960 WESTERMAN COURT	HAYWARD	CA	94541	OWNER OCC	SFR
5286810	74439522	ALVARADO	1952 16TH STREET	SAN PABLO	CA	94806	OWNER OCC	SFR
5286950	74439682	ARIEF	3688 5TH AVENUE	LOS ANGELES	CA	90018	NON OWNER	SFR
5287040	74439753	TIRADO	2132 & 2134 N P STREET	STOCKTON	CA	95205	NON OWNER	2-4 UNITS
5287057	74439761	KHAM-AVONE	5611 34TH AVENUE	SACRAMENTO	CA	95824	OWNER OCC	SFR
5287164	74439878	THOMAS	1943 CHESTNUT AVENUE	ANTIOCH	CA	94509	OWNER OCC	SFR
5287198	74439902	SINGH	74 SALISBURY DRIVE	PITTSBURG	CA	94565	OWNER OCC	SFR
5287388	74440090	CLARK	2420 E DARTMOUTH AVE	MUNCIE	IN	47303	OWNER OCC	SFR
5287412	74440124	HERNANDEZ	7306 ROUNDROCK PARK LANE	RICHMOND	TX	77469	OWNER OCC	PUD
5287685	74440397	STUCKART	7336 SURF DR	KEMPTON	PA	19529	OWNER OCC	SFR
5287718	74440421	AMBROSE	20 TAMARACK AVE	DANBURY	CT	6811	OWNER OCC	SFR
5287735	74440447	CORRAL JR	20212 ARCHWOOD STREET	LOS ANGELES	CA	91306	OWNER OCC	SFR
5287818	74440520	DAVIS JR	808 ELM STREET	FLOSSMOOR	IL	60422	OWNER OCC	SFR
5287826	74440538	LEBOVICH	17500 SHERMAN WAY 102	LOS ANGELES	CA	91406	OWNER OCC	CONDO
5287950	74440702	GREER	4318 GRAYTON ST	DETROIT	MI	48224	OWNER OCC	SFR
5288168	74440800	MADER	517 DECATUR ROAD	STAFFORD	VA	22554	OWNER OCC	SFR
5288329	74441031	DOBBIN II	3484 GRAY STREET	DETROIT	MI	48215	NON OWNER	2-4 UNITS
5288337	74441049	DOBBIN II	2573-75 GRAY STREET	DETROIT	MI	48215	NON OWNER	2-4 UNITS
5288352	74441056	DOBBIN II	2604-10 GRAY STREET	DETROIT	MI	48215	NON OWNER	2-4 UNITS

LOAN NUMBER	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PNI	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP
5278254	360	84.75	0.00	8.950	7/1/2003	6/1/2033	1201.55	150,000.00	150,000.00	149,917.20	ARM	5.990	14.950	8.950	1.000
5278258	360	71.43	0.00	6.625	6/1/2003	5/1/2033	960.47	150,000.00	149,734.57	149,734.57	FXD	0.000	0.000	0.000	0.000
5278365	360	52.63	0.00	6.500	5/1/2003	4/1/2033	948.11	150,000.00	149,728.05	149,590.97	FXD	0.000	0.000	0.000	0.000
5278452	360	80.00	0.00	6.000	6/1/2003	5/1/2033	1295.03	216,000.00	215,784.97	215,568.86	ARM	4.250	12.000	6.000	1.000
5278536	360	64.81	0.00	6.625	6/1/2003	5/1/2033	1142.58	178,500.00	178,342.51	178,184.15	FXD	0.000	0.000	0.000	0.000
5278585	360	80.00	0.00	7.000	7/1/2003	6/1/2033	1540.85	231,600.00	231,600.00	231,410.15	FXD	0.000	0.000	0.000	0.000
5278627	360	84.07	0.00	8.550	6/1/2003	5/1/2033	1785.93	231,200.00	231,061.37	230,921.75	ARM	5.990	14.550	8.550	1.000
5278686	360	65.00	0.00	10.050	6/1/2003	5/1/2033	1145.65	130,000.00	129,943.10	129,885.77	FXD	0.000	0.000	0.000	0.000
5278700	360	85.00	0.00	11.200	8/1/2003	7/1/2033	1286.98	133,025.00	133,025.00	133,025.00	ARM	5.990	17.200	11.200	1.000
5279120	360	95.00	0.00	7.700	7/1/2003	6/1/2033	745.05	104,500.00	104,420.54	104,420.54	FXD	0.000	0.000	0.000	0.000
5279433	360	80.00	100.00	6.950	6/1/2003	5/1/2033	849.95	128,400.00	128,293.70	128,186.78	ARM	4.990	12.950	6.950	1.000
5279709	360	80.00	0.00	7.700	6/1/2003	5/1/2033	1283.33	180,000.00	179,878.30	179,878.30	ARM	4.990	13.700	7.700	1.000
5279922	360	80.00	0.00	8.400	6/1/2003	5/1/2033	1320.38	158,400.00	158,240.22	158,340.22	ARM	5.750	14.400	8.400	1.000
5279948	360	89.94	0.00	8.800	6/1/2003	5/1/2033	1130.1	143,000.00	142,918.57	142,836.54	ARM	4.990	14.800	8.800	1.000
5280102	360	85.00	0.00	6.950	7/1/2003	6/1/2033	1540.03	232,650.00	232,457.40	232,457.40	ARM	4.250	12.950	6.950	1.000
5280110	360	85.00	0.00	7.100	6/1/2003	5/1/2033	1136.75	169,150.00	169,014.05	168,877.30	FXD	0.000	0.000	0.000	0.000
5280128	360	85.00	0.00	9.250	6/1/2003	5/1/2033	632.85	76,925.00	76,817.11	76,778.39	ARM	5.990	15.250	9.250	1.000
5280136	360	85.00	0.00	9.650	6/1/2003	5/1/2033	731.39	85,850.00	85,767.85	85,767.85	ARM	5.750	15.650	9.650	1.000
5280169	360	69.64	0.00	10.150	6/1/2003	5/1/2033	693.17	78,000.00	77,966.46	77,932.76	ARM	5.990	16.150	10.150	1.000
5280177	360	54.55	0.00	7.600	6/1/2003	5/1/2033	423.65	60,000.00	59,956.22	59,912.42	FXD	0.000	0.000	0.000	0.000
5280185	360	90.00	0.00	9.350	6/1/2003	5/1/2033	507.92	61,200.00	61,168.93	61,137.63	ARM	5.750	15.350	9.350	1.000
5280231	360	85.00	100.00	9.100	7/1/2003	6/1/2033	662.46	81,600.00	81,518.80	81,518.80	ARM	4.990	15.100	9.100	1.000
5280250	180	69.00	0.00	6.375	5/1/2003	4/1/2018	238.54	27,600.00	27,322.80	27,322.80	FXD	0.000	0.000	0.000	0.000
5280458	360	75.00	0.00	8.900	6/1/2003	5/1/2033	1762.14	202,500.00	202,408.40	202,316.22	ARM	5.990	14.900	8.900	1.000
5280524	360	85.00	0.00	7.650	7/1/2003	6/1/2033	639.28	90,100.00	90,100.00	90,035.11	ARM	5.460	13.650	7.650	1.000
5280815	360	78.99	0.00	5.750	7/1/2003	6/1/2033	1820.75	312,000.00	312,000.00	311,674.25	ARM	4.250	11.750	5.750	1.000
5280831	360	82.50	0.00	8.650	5/1/2003	4/1/2033	1029.04	132,000.00	131,844.36	131,765.70	FXD	0.000	0.000	0.000	0.000
5280856	360	85.00	0.00	6.600	6/1/2003	5/1/2033	1438.58	225,250.00	225,050.30	224,849.50	FXD	0.000	0.000	0.000	0.000
5280872	360	80.00	0.00	8.625	7/1/2003	6/1/2033	450.78	70,400.00	70,337.89	70,337.69	FXD	0.000	0.000	0.000	0.000
5280914	360	80.00	100.00	6.860	7/1/2003	6/1/2033	1557.59	283,200.00	283,200.00	282,961.37	ARM	4.890	12.860	6.860	1.000
5280954	360	79.82	0.00	6.875	6/1/2003	5/1/2033	1740.87	265,000.00	264,777.36	264,553.44	FXD	0.000	0.000	0.000	0.000
5280984	360	65.00	0.00	9.700	6/1/2003	5/1/2033	1236.18	144,500.00	144,431.86	144,363.17	ARM	5.950	15.700	9.700	1.000
5280979	360	65.00	0.00	10.550	6/1/2003	5/1/2033	702.64	76,500.00	76,439.58	76,439.58	ARM	5.990	16.550	10.550	1.000
5281076	360	83.43	95.42	7.800	8/1/2003	7/1/2033	568.7	79,000.00	79,000.00	79,000.00	ARM	4.990	13.800	7.800	3.000
5281332	360	80.00	100.00	7.550	6/1/2003	5/1/2033	1039.91	148,000.00	147,891.26	147,781.83	ARM	4.560	13.550	7.550	1.000
5281423	360	57.00	0.00	7.650	5/1/2003	4/1/2033	1628.34	229,500.00	229,168.39	229,001.00	FXD	0.000	0.000	0.000	0.000
5281431	360	85.00	0.00	8.700	6/1/2003	5/1/2033	1364.61	174,250.00	174,025.60	174,026.60	ARM	5.750	14.700	8.700	1.000
5281498	360	80.00	100.00	6.990	6/1/2003	5/1/2033	712.49	107,200.00	107,111.95	107,023.38	ARM	4.990	12.990	6.990	1.000
5281639	360	70.00	0.00	8.400	7/1/2003	6/1/2033	490.63	64,400.00	64,400.00	64,360.17	ARM	6.250	14.400	8.400	1.000
5281662	360	84.47	0.00	6.450	6/1/2003	5/1/2033	855.15	136,000.00	135,875.85	135,751.03	ARM	5.990	12.450	6.450	1.000
5281670	360	68.67	0.00	7.700	5/1/2003	4/1/2033	499.08	70,000.00	69,899.85	69,849.29	FXD	0.000	0.000	0.000	0.000
5281688	360	85.00	0.00	10.700	6/1/2003	5/1/2033	845.59	90,950.00	90,915.38	90,880.45	ARM	5.990	16.700	10.700	1.000
5281712	300	79.25	0.00	8.625	6/1/2003	5/1/2033	2177.06	340,000.00	339,677.08	339,375.32	FXD	0.000	0.000	0.000	0.000
5281787	360	80.00	100.00	6.990	6/1/2003	5/1/2033	1062.88	159,920.00	159,788.65	159,656.54	ARM	4.990	12.990	6.990	1.000
5281829	360	75.00	0.00	9.400	7/1/2003	6/1/2033	718.98	86,250.00	86,250.00	86,206.67	ARM	5.990	15.400	9.400	1.000
5281845	360	95.00	0.00	6.950	6/1/2003	5/1/2033	1037.81	156,750.00	156,619.92	156,489.40	ARM	4.250	12.950	6.950	1.000
5282165	360	80.00	0.00	6.900	6/1/2003	5/1/2033	658.61	100,000.00	99,916.39	99,832.30	FXD	0.000	0.000	0.000	0.000
5282215	360	80.00	100.00	7.150	6/1/2003	5/1/2033	578.15	85,600.00	85,531.88	85,463.36	ARM	4.990	13.150	7.150	1.000
5282258	360	80.00	0.00	5.875	6/1/2003	5/1/2033	1679.97	284,000.00	283,710.45	283,419.48	ARM	4.250	11.875	5.875	1.000
5282280	360	75.00	0.00	6.250	7/1/2003	6/1/2033	369.44	60,000.00	60,000.00	59,943.06	FXD	0.000	0.000	0.000	0.000
5282298	360	75.00	0.00	8.850	6/1/2003	5/1/2033	833.55	105,000.00	104,881.72	104,881.72	ARM	5.990	14.850	8.850	1.000
5282306	360	90.00	0.00	7.550	6/1/2003	5/1/2033	1530.58	217,800.00	217,478.93	217,478.93	FXD	0.000	0.000	0.000	0.000
5282498	360	71.83	0.00	8.800	6/1/2003	5/1/2033	442.58	56,000.00	55,863.98	55,863.98	FXD	0.000	0.000	0.000	0.000
5282603	360	85.00	0.00	10.950	6/1/2003	5/1/2033	1451.28	153,000.00	152,944.85	152,889.19	ARM	6.250	16.950	10.950	1.000
5282694	360	47.33	0.00	6.250	5/1/2003	4/1/2033	424.85	69,000.00	68,868.70	68,802.54	FXD	0.000	0.000	0.000	0.000
5282728	360	90.00	0.00	7.550	6/1/2003	5/1/2033	784.15	111,600.00	111,518.00	111,435.48	FXD	0.000	0.000	0.000	0.000
5282736	360	80.00	95.00	8.000	6/1/2003	5/1/2033	1077.17	146,800.00	146,701.50	146,602.34	ARM	4.990	14.000	8.000	1.000
5282801	360	80.00	0.00	7.950	6/1/2003	5/1/2033	479.07	65,600.00	65,408.38	65,408.38	ARM	4.990	13.950	7.950	1.000
5282827	360	90.00	0.00	9.300	6/1/2003	5/1/2033	818.04	99,000.00	98,949.21	98,898.03	ARM	5.750	15.300	9.300	1.000
5283163	360	80.00	100.00	6.950	6/1/2003	5/1/2033	1533.58	231,676.00	231,291.31	231,291.31	ARM	4.990	12.950	6.950	1.000
5283312	360	90.00	0.00	7.500	7/1/2003	6/1/2033	358.7	51,300.00	51,300.00	51,261.93	FXD	0.000	0.000	0.000	0.000
5283320	360	84.58	0.00	8.300	6/1/2003	5/1/2033	1169.92	155,000.00	154,902.16	154,803.65	ARM	4.990	14.300	8.300	1.000
5283486	360	87.42	0.00	8.050	6/1/2003	5/1/2033	2211.78	300,000.00	299,800.74	299,600.14	ARM	5.750	14.050	8.050	1.000
5283536	360	93.00	0.00	9.250	6/1/2003	5/1/2033	1415.01	172,000.00	171,910.82	171,820.96	ARM	5.750	15.250	9.250	1.000
5283676	180	55.29	0.00	6.000	7/1/2003	6/1/2018	1367.00	162,000.00	162,000.00	161,442.95	FXD	0.000	0.000	0.000	0.000
5283684	360	90.00	0.00	7.550	6/1/2003	5/1/2033	980.19	139,500.00	139,397.50	139,294.35	ARM	4.990	13.550	7.550	1.000
5283726	360	77.33	0.00	9.050	6/1/2003	5/1/2033	937.54	116,000.00	115,874.11	115,874.11	ARM	5.990	15.050	9.050	1.000
5283775	360	80.00	0.00	9.250	6/1/2003	5/1/2033	921.4	112,000.00	111,941.93	111,883.42	ARM	5.750	15.250	9.250	1.000
5283965	360	52.06	0.00	6.350	6/1/2003	5/1/2033	2364.5	380,000.00	379,646.33	379,290.79	ARM	4.990	12.350	6.350	1.000
5283981	360	65.00	0.00	11.500	6/1/2003	5/1/2033	1029.91	104,000.00	104,000.00	103,933.19	ARM	6.750	17.500	11.500	1.000
5284047	360	75.00	0.00	10.750	6/1/2003	5/1/2033	420.07	45,000.00	44,983.05	44,965.95	FXD	0.000	0.000	0.000	0.000
5284104	360	85.00	0.00	10.600	6/1/2003	5/1/2033	862.28	93,500.00	93,463.64	93,426.96	ARM	6.250	16.600	10.600	1.000
5284120	360	80.00	95.38	9.450	6/1/2003	5/1/2033	870.7	104,000.00	103,948.30	103,856.19	FXD	0.000	0.000	0.000	0.000
5284161	360	70.00	0.00	12.400	6/1/2003	5/1/2033	419.04	39,550.00	39,550.00	39,529.18	ARM	6.750	18.400	12.400	1.000
5284302	360	90.00	0.00	6.990	7/1/2003	6/1/2033	902.43	141,300.00	141,300.00	141,174.72	FXD	0.000	0.000	0.000	0.000
5284369	360	73.08	0.00	6.625	6/1/2003	5/1/2033	1824.89	285,000.00	284,495.71	284,495.71	FXD	0.000	0.000	0.000	0.000
5284476	360	80.00	0.00	10.850	6/1/2003	5/1/2033	647.47	68,800.00	68,774.65	68,749.07	ARM	6.250	16.850	10.850	1.000
5284542	180	32.24	0.00	5.250	7/1/2003	6/1/2018	647.93	80,600.00	80,600.00	80,304.70	FXD	0.000	0.000	0.000	0.000
5284583	360	75.00	0.00	5.750	6/1/2003	5/1/2033	1400.58	240,000.00	239,749.42	239,497.64	ARM	4.250	11.750	5.750	1.000
5284591	360	90.00	0.00	10.510	6/1/2003	5/1/2033	865.14	94,500.00	94,362.52	94,323.84	ARM	5.750	16.510	10.510	1.000
5284625	360	79.54	0.00	10.160	6/1/2003	5/1/2033	2303.59	259,000.00	258,792.87	258,680.39	ARM	6.750	16.160	10.160	1.000
5284955	360	65.00	0.00	7.950	6/1/2003	5/1/2033	1278.73	175,100.00	174,981.31	174,861.83	ARM	5.750	13.950	7.950	1.000
5285028	360	90.00	0.00	7.050	6/1/2003	5/1/2033	1715.13	256,500.00	256,291.81	256,082.39	FXD	0.000	0.000	0.000	0.000
5285036	180	80.00	0.00	5.750	6/1/2003	5/1/2018	810.49	97,600.00	96,912.71	96,912.71	FXD	0.000	0.000	0.000	0.000
5285051	360	81.42	0.00	11.800	5/1/2003	4/1/2033	932.19	92,000.00	91,944.69	91,916.62	ARM	6.250	17.800	11.800	1.000
5285143	360	82.31	0.00	7.100	5/1/2003	4/1/2033	1438.15	214,000.00	213,655.02	213,481.00	FXD	0.000	0.000	0.000	0.000
5285200	180	59.46	0.00	6.125	6/1/2003	5/1/2018	935.69	110,000.00	109,570.57	109,194.15	FXD	0.000	0.000	0.000	0.000
5285325	360	90.00	0.00	8.550	6/1/2003	5/1/2033	1946.8	252,000.00	251,848.90	251,696.72	ARM	5.750	14.550	8.550	1.000
5285374	360	80.00	100.00	7.550	7/1/2003	6/1/2033	460.38	65,520.00	65,520.00	65,471.85	FXD	0.000	0.000	0.000	0.000
5285382	360	64.72	0.00	7.250	7/1/2003	6/1/2033	1964.67	288,000.00	288,000.00	287,775.33	FXD	0.000	0.000	0.000	0.000
5285416	360	75.00	0.00	5.750	6/1/2003	5/1/2033	2363.48	405,000.00	404,340.63	403,914.87	ARM	4.250	11.750	5.750	1.000
5285531	360	80.00	100.00	7.400	8/1/2003	7/1/2033	1041.34	150,400.00	150,286.13	150,171.55	ARM	4.990	13.400	7.400	1.000
5285614	360	80.00	0.00	8.600	6/1/2003	5/1/2033	695.31	89,600.00	89,546.82	89,493.26	ARM	4.990	14.600	8.600	1.000
5285622	360	71.67	0.00	6.375	6/1/2003	5/1/2033	1006	161,250.00	161,100.64	160,950.49	FXD	0.000	0.000	0.000	0.000
5285762	360	50.00	0.00	6.650	6/1/2003	5/1/2033	1993.31	310,500.00	310,227.38	309,953.25	ARM	4.250	12.650	6.650	1.000
5285788	360	50.00	0.00	6.500	6/1/2003	5/1/2033	1706.59	270,000.00	269,755.91	269,510.50	ARM	4.250	12.500	6.500	1.000
5285911	360	82.91	0.00	11.150	7/1/2003	6/1/2033	854.78	88,700.00	88,700.00	88,669.39	ARM	6.750	17.150	11.150	1.000
5285960	360	90.00	0.00	7.500	6/1/2003	5/1/2033	1566.94	224,100.00	223,933.69	223,766.34	ARM	5.750	13.500	7.500	1.000
5286000	360	80.00	100.00	6.950	6/1/2003	5/1/2033	608.99	91,969.00	91,892.84	91,846.24	ARM	4.990	12.950	6.950	1.000
5286034	360	70.00	0.00	7.900	7/1/2003	6/1/2033	569.82	78,400.00	78,400.00	78,346.31	ARM	5.990	13.900	7.900	1.000
5286141	360	90.00	0.00	7.625	6/1/2003	5/1/2033	1358.85	191,700.00	191,561.24	191,421.60	FXD	0.000	0.000	0.000	0.000
5286224	360	80.00	100.00	6.560	6/1/2003	5/1/2033	1297.48	204,000.00	203,834.44	203,668.44	ARM	4.990	12.560	6.560	1.000
5286273	360	80.00	100.00	6.700	6/1/2003	5/1/2033	1393.81	216,000.00	215,812.19	215,673.33	ARM	4.990	12.700	6.700	1.000
5286349	360	85.00	0.00	8.800	6/1/2003	5/1/2033	1309.88	165,750.00	165,655.62	165,560.55	ARM	5.990	14.800	8.800	1.000
5286414	360	87.14	0.00	9.350	6/1/2003	5/1/2033	1742.88	210,000.00	209,893.39	209,785.95	ARM	5.750	15.350	9.350	1.000
5286480	360	85.00	0.00	11.450	6/1/2003	5/1/2033	1316.46	133,450.00	133,406.88	133,363.34	ARM	6.250	17.450	11.450	1.000
5286532	360	50.60	0.00	7.850	6/1/2003	5/1/2033	1594.48	220,500.00	220,181.41	220,181.41	FXD	0.000	0.000	0.000	0.000
5286646	360	69.17	100.00	8.750	7/1/2003	6/1/2033	489.73	62,250.00	62,214.18	62,214.18	ARM	4.990	14.750	8.750	1.000
5286661	360	80.00	100.00	6.350	8/1/2003	7/1/2033	1617.82	260,000.00	259,758.01	259,514.74	ARM	4.950	12.350	6.350	1.000
5286810	360	80.00	100.00	7.050	7/1/2003	6/1/2033	1631.54	244,000.00	244,000.00	243,801.96	ARM	4.990	13.050	7.050	1.000
5286950	360	80.00	0.00	6.625	6/1/2003	5/1/2033	1536.75	240,000.00	239,788.25	239,575.33	FXD	0.000	0.000	0.000	0.000
5287040	360	72.59	0.00	8.750	6/1/2003	5/1/2033	848.81	100,000.00	99,728.64	99,726.64	FXD	0.000	0.000	0.000	0.000
5287057	360	90.00	0.00	6.900	8/1/2003	7/1/2033	978.03	148,500.00	148,375.85	148,250.98	ARM	4.250	12.900	6.900	1.000
5287164	360	80.00	100.00	6.600	5/1/2003	4/1/2033	1244.11	194,800.00	194,279.01	194,279.01	ARM	4.990	12.600	6.600	3.000
5287198	360	89.47	0.00	6.750	6/1/2003	5/1/2033	1653.93	255,000.00	254,780.45	254,558.68	ARM	4.990	12.750	6.750	3.000
5287388	180	50.00	0.00	5.625	6/1/2003	5/1/2018	164.75	20,000.00	19,857.67	19,857.67	FXD	0.000	0.000	0.000	0.000
5287412	360	80.00	100.00	7.100	5/1/2003	4/1/2033	709.87	105,620.00	105,370.69	105,284.46	ARM	4.990	13.100	7.100	1.000
5287685	360	80.00	0.00	7.250	6/1/2003	5/1/2033	1129.89	165,600.00	165,340.84	165,340.84	ARM	4.990	13.250	7.250	1.000
5287718	360	65.00	0.00	12.100	6/1/2003	5/1/2033	1401.11	135,200.00	135,162.16	135,123.84	ARM	6.750	18.100	12.100	1.000
5287735	360	85.00	0.00	6.990	7/1/2003	6/1/2033	1949.04	293,250.00	293,250.00	293,009.14	ARM	4.990	12.990	6.990	1.000
5287818	360	85.00	0.00	6.950	7/1/2003	6/1/2033	1350.38	204,000.00	204,000.00	203,831.12	FXD	0.000	0.000	0.000	0.000
5287826	360	80.00	100.00	5.850	6/1/2003	5/1/2033	991.1	168,000.00	167,834.98	167,654.96	ARM	4.990	11.850	5.850	1.000
5287950	360	80.00	100.00	6.700	8/1/2003	7/1/2033	800.15	124,000.00	123,892.18	123,783.78	ARM	4.990	12.700	6.700	1.000
5288168	360	80.00	0.00	5.875	7/1/2003	6/1/2033	970.13	164,000.00	163,832.79	163,832.79	FXD	0.000	0.000	0.000	0.000
5288329	360	80.00	90.00	8.150	6/1/2003	5/1/2033	297.7	40,000.00	39,973.97	39,947.78	ARM	4.990	14.150	8.150	1.000
5288337	360	80.00	90.00	8.150	6/1/2003	5/1/2033	297.7	40,000.00	39,973.97	39,947.78	ARM	4.990	14.150	8.150	1.000
5288352	360	80.00	90.00	8.150	6/1/2003	5/1/2033	297.7	40,000.00	39,973.83	39,947.72	ARM	4.990	14.150	8.150	1.000

LOAN NUMBER	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5278254	1.000	6/1/2005	REFI-NO CASHOUT	8.950	Full	B	488	177,000.00	0	1	5/20/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5278258	0.000		REFI-CASH OUT	6.625	Stated	AA	653	210,000.00	0	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5278365	0.000		REFI-CASH OUT	6.500	Stated	AA	704	285,000.00	0	1	4/2/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5278452	1.000	5/1/2005	REFI-CASH OUT	6.000	Full	AA	710	270,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5278536	0.000		REFI-CASH OUT	6.625	Stated	AA	754	275,000.00	0	1	4/3/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5278585	0.000		REFI-CASH OUT	7.000	Full	AA	728	289,500.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5278627	1.000	5/1/2005	REFI-NO CASHOUT	8.550	Full	B	570	275,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5278686	0.000		REFI-CASH OUT	10.050	Stated	A-	533	200,000.00	0	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5278700	1.000	7/1/2005	REFI-CASH OUT	11.200	Full	B	470	156,500.00	0	1	6/19/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5279120	0.000		PURCHASE	7.700	Full	AA	625	110,000.00	110,000	1	5/16/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5279433	1.000	5/1/2005	PURCHASE	6.950	Stated	A	682	161,000.00	160,500	1	4/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5279709	1.000	5/1/2005	REFI-CASH OUT	7.700	Full	A-	601	225,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5279922	1.000	5/1/2005	REFI-CASH OUT	8.400	Limited	A-	541	198,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5279948	1.000	5/1/2005	REFI-CASH OUT	8.800	Full	A-	550	159,000.00	0	1	4/23/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5280102	1.000	6/1/2005	PURCHASE	6.950	Stated	AA	671	272,000.00	244,800	1	5/7/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5280110	0.000		PURCHASE	7.100	Full	A	624	199,000.00	198,900	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5280128	1.000	5/1/2005	REFI-CASH OUT	9.250	Full	B	586	90,500.00	0	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5280136	1.000	5/1/2005	REFI-NO CASHOUT	9.650	Full	A-	579	101,000.00	0	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5280169	1.000	5/1/2005	REFI-CASH OUT	10.150	Full	B	524	112,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5280177	0.000		REFI-CASH OUT	7.600	Stated	A	729	110,000.00	0	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5280185	1.000	5/1/2005	REFI-CASH OUT	9.350	Full	A-	519	68,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5280231	1.000	6/1/2005	PURCHASE	9.100	Full	A	605	98,000.00	96,000	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5280250	0.000		PURCHASE	6.375	Stated	AA	686	40,000.00	34,500	1	3/31/2003	177	7/1/2003	Group I	6 MO LIBOR	6	N
5280458	1.000	5/1/2005	REFI-CASH OUT	8.900	Stated	B	539	270,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5280524	1.000	6/1/2005	REFI-CASH OUT	7.650	Full	B-	606	106,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5280815	1.000	6/1/2005	PURCHASE	5.750	Stated	AA	670	395,500.00	395,000	1	5/22/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5280831	0.000		REFI-CASH OUT	8.650	Full	A	606	160,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5280856	0.000		REFI-NO CASHOUT	6.600	Full	A	685	265,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5280872	0.000		REFI-CASH OUT	8.625	Full	AA	748	88,000.00	0	1	5/19/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5280914	1.000	6/1/2005	PURCHASE	6.860	Full	A	637	354,000.00	354,000	1	6/6/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5280954	0.000		REFI-CASH OUT	6.875	Stated	AA	625	332,000.00	0	1	4/15/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5280984	1.000	5/1/2005	REFI-CASH OUT	9.700	Full	B	515	170,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5280979	1.000	5/1/2005	REFI-NO CASHOUT	10.550	Full	B	521	90,000.00	0	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5281076	1.000	7/1/2006	PURCHASE	7.800	Full	A-	595	101,000.00	82,476	1	6/10/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5281332	1.000	5/1/2005	PURCHASE	7.550	Stated	A	647	187,000.00	185,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5281423	0.000		PURCHASE	7.650	Full	AA	672	260,000.00	255,000	1	4/4/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5281431	1.000	5/1/2005	REFI-CASH OUT	8.700	Full	A-	543	205,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5281498	1.000	5/1/2005	PURCHASE	6.990	Stated	A	657	135,000.00	134,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5281639	1.000	12/1/2003	REFI-CASH OUT	8.400	Full	B	480	92,000.00	0	1	5/5/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5281662	1.000	5/1/2005	REFI-CASH OUT	6.450	Full	B	627	161,000.00	0	1	4/18/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5281670	0.000		REFI-CASH OUT	7.700	Stated	A	779	105,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5281688	1.000	5/1/2006	REFI-CASH OUT	10.700	Full	B	489	107,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5281712	0.000		REFI-CASH OUT	8.625	Full	AA	652	429,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5281787	1.000	5/1/2005	PURCHASE	6.990	Full	A	623	208,000.00	199,900	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5281829	1.000	6/1/2005	REFI-CASH OUT	9.400	Stated	B	524	115,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5281845	1.000	5/1/2005	REFI-CASH OUT	6.950	Stated	AA	667	165,000.00	0	1	4/29/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5282165	0.000		REFI-CASH OUT	6.900	Full	A	703	125,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5282215	1.000	5/1/2005	PURCHASE	7.150	Full	A	608	124,000.00	107,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5282258	1.000	5/1/2005	REFI-CASH OUT	5.875	Full	AA	651	355,000.00	0	1	4/16/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5282280	0.000		REFI-CASH OUT	6.250	Stated	AA	665	80,000.00	0	1	5/14/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5282298	1.000	5/1/2005	PURCHASE	8.850	Stated	B	548	140,000.00	135,000	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5282306	0.000		REFI-CASH OUT	7.550	Stated	AA	662	247,000.00	0	1	5/9/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5282498	0.000		REFI-CASH OUT	8.800	Full	A	621	78,000.00	0	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5282603	1.000	5/1/2005	REFI-NO CASHOUT	10.950	Full	B-	498	180,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5282694	0.000		REFI-CASH OUT	6.250	Stated	AA	695	183,000.00	0	1	4/8/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5282728	0.000		REFI-CASH OUT	7.550	Stated	A	665	124,000.00	0	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5282736	1.000	5/1/2005	PURCHASE	8.000	Stated	A	641	183,500.00	183,500	1	4/16/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5282801	1.000	5/1/2005	REFI-CASH OUT	7.950	Stated	A-	594	82,000.00	0	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5282827	1.000	5/1/2005	REFI-CASH OUT	9.300	Full	A-	556	110,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5283163	1.000	5/1/2005	PURCHASE	6.950	Stated	A	680	290,000.00	289,595	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5283312	0.000		PURCHASE	7.500	Full	A	709	66,000.00	57,000	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5283320	1.000	5/1/2005	REFI-CASH OUT	8.300	Stated	A	631	240,000.00	0	1	4/25/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5283486	1.000	5/1/2005	REFI-CASH OUT	8.050	Stated	A-	576	445,000.00	0	1	4/30/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5283536	1.000	5/1/2005	REFI-CASH OUT	9.250	Stated	A-	532	215,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5283676	0.000		REFI-CASH OUT	6.000	Stated	AA	684	293,000.00	0	1	5/26/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5283684	1.000	5/1/2005	PURCHASE	7.550	Full	A	680	155,000.00	155,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5283726	1.000	5/1/2005	REFI-NO CASHOUT	9.050	Full	B	505	150,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5283775	1.000	5/1/2005	REFI-CASH OUT	9.250	Full	A-	548	140,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5283965	1.000	5/1/2005	REFI-CASH OUT	6.350	Stated	A	718	730,000.00	0	1	4/15/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5283981	1.000	5/1/2005	REFI-NO CASHOUT	11.500	Full	D	531	160,000.00	0	1	4/28/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5284047	0.000		REFI-CASH OUT	10.750	Full	A-	483	60,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5284104	1.000	5/1/2005	REFI-CASH OUT	10.600	Full	B	471	110,000.00	0	1	5/1/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5284120	0.000		PURCHASE	9.450	Stated	A-	508	130,000.00	130,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5284161	1.000	5/1/2005	REFI-CASH OUT	12.400	Full	C	530	56,500.00	0	1	5/1/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5284302	0.000		REFI-NO CASHOUT	6.990	Full	A	629	157,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5284369	0.000		REFI-CASH OUT	6.625	Stated	AA	714	390,000.00	0	1	5/3/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5284476	1.000	5/1/2005	REFI-CASH OUT	10.850	Full	B-	524	86,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5284542	0.000		REFI-NO CASHOUT	5.250	Stated	AA	676	250,000.00	0	1	6/5/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5284583	1.000	5/1/2005	REFI-CASH OUT	5.750	Stated	AA	650	320,000.00	0	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5284591	1.000	5/1/2005	REFI-CASH OUT	10.510	Full	A-	510	105,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5284625	1.000	5/1/2005	REFI-CASH OUT	10.160	Full	B	484	324,000.00	0	1	4/16/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5284955	1.000	5/1/2005	REFI-CASH OUT	7.950	Full	A-	478	206,000.00	0	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5285028	0.000		PURCHASE	7.050	Full	A	610	285,000.00	285,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5285036	0.000		REFI-CASH OUT	5.750	Full	AA	633	122,000.00	0	1	4/30/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5285051	1.000	4/1/2005	REFI-CASH OUT	11.800	Full	B-	540	113,000.00	0	1	4/1/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5285143	0.000		REFI-NO CASHOUT	7.100	Stated	AA	718	260,000.00	0	1	4/1/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5285200	0.000		REFI-CASH OUT	6.125	Full	AA	570	185,000.00	0	1	4/23/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5285325	1.000	5/1/2005	REFI-CASH OUT	8.550	Full	A-	579	280,000.00	0	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5285374	0.000		PURCHASE	7.550	Full	A	649	87,000.00	81,900	1	5/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5285382	0.000		REFI-CASH OUT	7.250	Full	B	540	445,000.00	0	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5285416	1.000	5/1/2005	REFI-CASH OUT	5.750	Stated	AA	641	540,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5285531	1.000	5/1/2005	PURCHASE	7.400	Full	B	602	188,000.00	188,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5285614	1.000	5/1/2005	REFI-NO CASHOUT	8.600	Stated	A-	613	112,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5285622	0.000		REFI-CASH OUT	6.375	Full	AA	714	225,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5285762	1.000	5/1/2005	REFI-CASH OUT	6.650	Stated	AA	641	345,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5285788	1.000	5/1/2005	REFI-CASH OUT	6.500	Full	AA	634	300,000.00	0	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5285911	1.000	6/1/2005	REFI-CASH OUT	11.150	Full	D	538	141,000.00	0	1	5/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5285960	1.000	5/1/2005	PURCHASE	7.500	Full	A-	598	249,000.00	249,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5286000	1.000	5/1/2005	PURCHASE	6.950	Full	A	668	115,000.00	114,999	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5286034	1.000	6/1/2005	REFI-NO CASHOUT	7.900	Stated	A-	542	112,000.00	0	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5286141	0.000		REFI-NO CASHOUT	7.625	Full	A	607	213,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5286224	1.000	5/1/2005	PURCHASE	6.560	Stated	A	653	255,000.00	255,000	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5286273	1.000	5/1/2005	PURCHASE	6.700	Stated	A	654	270,000.00	270,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5286349	1.000	5/1/2005	REFI-NO CASHOUT	8.800	Full	B	542	195,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5286414	1.000	5/1/2005	REFI-NO CASHOUT	9.350	Full	A-	517	241,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5286480	1.000	5/1/2005	REFI-CASH OUT	11.450	Full	B-	457	157,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5286532	0.000		REFI-CASH OUT	7.850	Stated	AA	665	245,000.00	0	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5286646	1.000	6/1/2005	PURCHASE	8.750	Stated	A-	601	93,000.00	90,000	1	5/9/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5286661	1.000	5/1/2005	PURCHASE	6.350	Stated	A	768	328,000.00	325,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5286810	1.000	6/1/2005	PURCHASE	7.050	Stated	A	642	305,000.00	305,000	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5286950	0.000		REFI-CASH OUT	6.625	Full	AA	621	300,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5287040	0.000		REFI-CASH OUT	8.750	Full	AA	730	137,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5287057	1.000	5/1/2005	PURCHASE	6.900	Stated	AA	685	165,000.00	165,000	1	5/8/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5287164	1.000	4/1/2005	PURCHASE	6.600	Full	A	681	243,500.00	243,500	1	4/7/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5287198	1.000	5/1/2005	REFI-CASH OUT	6.750	Full	A	627	285,000.00	0	1	4/24/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5287388	0.000		REFI-CASH OUT	5.625	Stated	AA	681	40,000.00	0	1	4/28/2003	179	7/1/2003	Group I	6 MO LIBOR	6	N
5287412	1.000	4/1/2005	PURCHASE	7.100	Stated	A	698	132,000.00	132,000	1	3/26/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5287685	1.000	5/1/2005	REFI-CASH OUT	7.250	Stated	A	658	207,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5287718	1.000	5/1/2005	REFI-NO CASHOUT	12.100	Full	D	518	208,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5287735	1.000	6/1/2005	REFI-CASH OUT	6.990	Full	B	630	345,000.00	0	1	6/3/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5287818	0.000		REFI-NO CASHOUT	6.950	Stated	A-	617	240,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5287826	1.000	5/1/2005	PURCHASE	5.850	Full	A	673	210,000.00	210,000	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5287950	1.000	5/1/2005	PURCHASE	6.700	Stated	A	683	155,000.00	155,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5288168	0.000		REFI-CASH OUT	5.875	Stated	AA	656	205,000.00	0	1	5/20/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5288329	1.000	5/1/2005	PURCHASE	8.150	Full	A	619	54,000.00	50,000	1	4/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5288337	1.000	5/1/2005	PURCHASE	8.150	Full	A	619	50,000.00	50,000	1	4/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5288352	1.000	5/1/2005	PURCHASE	8.150	Full	A	619	53,000.00	50,000	1	4/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.279 WA Rate | 11,785 Loan Count
353.77 WA Rterm | $ 2,200,809,305.17 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PMT	ORIG LOAN AMOUNT	PRINCIPAL BALANCE
5288410	74441114	KNOX	3552 MEYERS	DETROIT	MI	48227	NON OWNER	SFR	360	75.00	0.00	10.750	7/1/2003	6/1/2033	385.07	41,250.00	41,250.00
5288444	74441148	RAIFORD	45 BALDWIN ROAD	HEMPSTEAD	NY	11550	OWNER OCC	SFR	360	80.00	100.00	7.350	6/1/2003	5/1/2033	1248.97	181,280.00	180,911.82
5288837	74441544	LANGHAN	871 WERICREST STREET	BRENTWOOD	CA	94513	OWNER OCC	SFR	360	74.98	0.00	6.750	7/1/2003	6/1/2033	2010.01	309,903.00	309,900.00
5288907	74441593	SALAZAR	33 BIRCH TRAIL	WHEELING	IL	60090	OWNER OCC	SFR	360	95.00	0.00	7.200	6/1/2003	5/1/2033	1670.76	246,050.00	245,856.14
5288964	74441650	LA PLANTE	3050 W SAGINAW WAY #101-104	FRESNO	CA	93722	NON OWNER	2-4 UNITS	360	75.00	0.00	5.750	6/1/2003	5/1/2033	1076.7	184,500.00	184,113.80
5289188	74441890	TRUJILLO	604 W 105TH ST	LOS ANGELES	CA	90044	OWNER OCC	SFR	360	95.00	0.00	7.600	5/1/2003	4/1/2033	1073.24	152,000.00	151,666.19
5289184	74441508	ROBIE	4442 NEW YORK AVENUE	GLENDALE	CA	91214	OWNER OCC	SFR	360	70.00	0.00	5.750	6/1/2003	5/1/2033	1225.51	210,000.00	209,775.21
5289202	74441916	LINDSEY	2336 RED RIVER DRIVE	MESQUITE	TX	75150	OWNER OCC	SFR	360	83.36	0.00	8.900	6/1/2003	5/1/2033	555.82	69,702.00	69,661.12
5289343	74679791	TRUSS	1016 N MAYWOOD DRIVE	MAYWOOD	IL	60153	OWNER OCC	SFR	360	80.00	100.00	6.900	8/1/2003	7/1/2033	895.7	136,000.00	136,000.00
5289428	74442135	MAPLESDEN	20804 WALNUT STREET	RED BLUFF	CA	96080	OWNER OCC	SFR	360	80.00	0.00	8.250	6/1/2003	5/1/2033	840.35	104,000.00	100,879.13
5289574	74442788	KIDDER	714 E 13TH ST	MUNHALL	PA	15120	OWNER OCC	SFR	360	85.00	0.00	10.200	6/1/2003	5/1/2033	470.29	52,700.00	52,677.88
5289640	74442351	LUNDQUIST	21271 AQUEDUCT CIRCLE	PINE GROVE	CA	95665	OWNER OCC	SFR	360	85.00	0.00	11.700	6/1/2003	5/1/2033	1906.08	189,550.00	189,492.03
5289673	74442385	MAHARAJ	229 E CATAMARAN CIRCLE	PITTSBURG	CA	94565	OWNER OCC	SFR	360	90.00	0.00	7.500	6/1/2003	5/1/2033	1762.03	252,000.00	251,624.77
5289758	74442468	EVANS	224 SPRUCE LANE	BURLINGTON	NC	27217	OWNER OCC	MANU/MOBL	360	80.00	0.00	9.100	6/1/2003	5/1/2033	805.34	99,200.00	99,146.93
5289859	74442561	GONZALEZ	368 W WOODBURY ROAD	ALTADENA	CA	91001	OWNER OCC	SFR	360	80.00	0.00	6.000	6/1/2003	5/1/2033	1343	224,000.00	223,777.00
5290093	74442807	ORTIZ	3866 N STANFORD AVENUE	FRESNO	CA	93727	OWNER OCC	SFR	360	80.00	100.00	7.200	6/1/2003	5/1/2033	678.79	100,000.00	99,921.21
5290135	74442849	MENDOZA	1213 WEST 5TH ST	MADERA	CA	93637	OWNER OCC	SFR	360	80.00	100.00	7.600	6/1/2003	5/1/2033	536.62	76,000.00	75,944.71
5290192	74442508	EDWARDS	1025 DOUBLE IMPACT DRIVE	ROCKWELL	NC	28138	OWNER OCC	MANU/MOBL	360	75.74	0.00	10.350	6/1/2003	5/1/2033	592.14	65,535.00	65,508.10
5290318	74442572	FRIESZ	2142 N RANCH STREET	VISALIA	CA	93277	OWNER OCC	SFR	360	80.00	100.00	7.400	5/1/2003	5/1/2033	1002.57	144,800.00	144,690.38
5290387	74443004	LIZARRAGA	1402 E 27TH STREET	LOS ANGELES	CA	90011	NON OWNER	SFR	180	83.03	0.00	7.400	6/1/2003	5/1/2018	1066.78	118,000.00	115,646.57
5290408	74443110	STEVENS	1743 FREEPORT COURT	OAKLEY	CA	94561	OWNER OCC	SFR	360	85.00	0.00	6.500	6/1/2003	5/1/2033	1961	310,250.00	309,969.52
5290440	74443151	PETERS	1820 W 1ST AVENUE	KENNEWICK	WA	99336	OWNER OCC	SFR	360	52.00	0.00	6.550	6/1/2003	5/1/2033	330.39	52,000.00	51,937.72
5290465	74443177	ROBBINS	508 N 19TH AVE	BOZEMAN	MT	59718	OWNER OCC	2-4 UNITS	360	80.00	85.00	6.125	6/1/2003	5/1/2033	777.75	128,000.00	127,875.58
5290531	74443243	SHERMAN	44226 STATE ROUTE 530 NE	DARRINGTON	WA	98241	OWNER OCC	SFR	360	75.00	0.00	9.850	6/1/2003	5/1/2033	974.83	112,500.00	112,448.61
5290549	74502097	MAHLBERG	11605 8TH AVE W	EVERETT	WA	98204	OWNER OCC	SFR	360	63.45	0.00	11.850	6/1/2003	5/1/2033	1281.53	126,000.00	125,925.07
5290598	74443300	BOGLE	114 COLLINGWOOD DR	ZEBULON	NC	27597	OWNER OCC	MANU/MOBL	360	75.09	0.00	9.600	7/1/2003	6/1/2033	641.61	75,647.00	75,610.57
5290705	74443417	SANCHEZ	7737 15TH AVE SW	SEATTLE	WA	98106	OWNER OCC	SFR	360	57.69	74.82	6.125	6/1/2003	5/1/2033	729.14	120,000.00	119,883.36
5290812	74443518	KEENEY	21292 JACKSON STREET	MIDDLETOWN	CA	95461	OWNER OCC	SFR	360	84.98	0.00	7.750	6/1/2003	5/1/2033	1308.89	182,760.00	182,571.05
5290945	74443649	HAYES	18886 NW 85TH TER	FANNING SPRINGS	FL	32693	OWNER OCC	MANU/MOBL	360	85.00	0.00	8.990	6/1/2003	5/1/2033	355.33	44,200.00	44,151.42
5291125	74443821	GABRIEL	890 NIGHTINGALE STREET	LIVERMORE	CA	94550	NON OWNER	SFR	360	62.50	0.00	6.000	6/1/2003	5/1/2033	1259.08	210,000.00	209,790.94
5291224	74443920	SHIBUSAWA	1600 BRYANT STEET#207	SAN FRANCISCO	CA	94110	OWNER OCC	CONDO	360	74.19	85.00	5.750	5/1/2003	4/1/2033	1883.19	322,760.00	322,074.55
5291448	74444147	BROWN	2913 WENONAH DRIVE SW	BIRMINGHAM	AL	35211	OWNER OCC	SFR	360	84.38	100.00	9.950	6/1/2003	5/1/2033	589.87	67,500.00	67,469.82
5291463	74444187	NINO	1111 27TH AVENUE WEST	BRADENTON	FL	34205	OWNER OCC	SFR	360	85.00	0.00	8.300	7/1/2003	6/1/2033	461.93	61,200.00	61,161.37
5291521	74444225	ALMADA	1345 NEWTON STREET	DENVER	CO	80204	NON OWNER	SFR	360	73.53	0.00	8.200	6/1/2003	5/1/2033	841.23	112,500.00	112,427.52
5291539	74444233	BAYLES	55 CRAWFORD WAY	AMERICAN CANYON	CA	94503	OWNER OCC	SFR	360	80.00	0.00	9.610	6/1/2003	5/1/2033	2718.46	320,000.00	319,846.71
5291804	74444308	SCOTT	1210 COMMANCHE	TEMPLE	TX	76502	OWNER OCC	MANU/MOBL	360	80.00	100.00	11.000	7/1/2003	6/1/2033	710.06	74,560.00	74,533.41
5291861	74444365	TAYLOR	12602 JOHNSON RD	MANOR	TX	78653	OWNER OCC	MANU/MOBL	360	65.00	0.00	9.700	6/1/2003	5/1/2033	611.68	71,500.00	71,452.96
5291803	74444506	SHERMAN	29788 WINDWOOD CIRCLE	TEMECULA	CA	92591	OWNER OCC	SFR	360	63.73	0.00	6.300	6/1/2003	5/1/2033	1114.16	180,000.00	179,660.79
5291828	74444522	VAZQUEZ	1750 DODGE AVE	EVANSTON	IL	60201	OWNER OCC	2-4 UNITS	360	63.64	0.00	7.950	6/1/2003	5/1/2033	1022.4	140,000.00	139,905.10
5291901	74444605	HIGHTOWER	906 W 51ST PL	CHICAGO	IL	60609	NON OWNER	2-4 UNITS	360	90.00	0.00	7.800	6/1/2003	5/1/2033	1048.53	148,500.00	148,391.97
5291976	74444670	HIGHTOWER	6747 S NORMAL AVE	CHICAGO	IL	60621	NON OWNER	2-4 UNITS	360	90.00	0.00	7.600	6/1/2003	5/1/2033	1187.81	168,228.00	167,055.42
5291992	74444696	MARCELL SR	15034 DIEKMAN COURT	DOLTON	IL	60419	OWNER OCC	SFR	360	84.96	0.00	9.950	7/1/2003	6/1/2033	987.49	113,000.00	113,000.00
5292008	74444704	KIRK	5831 S KINGS RD	LOS ANGELES	CA	90056	OWNER OCC	SFR	360	63.18	85.00	5.625	6/1/2003	5/1/2033	1600.33	278,000.00	277,502.80
5292040	74444746	MARQUEZ	1185 BLACK OAK RIDGE ROAD	WAYNE	NJ	7470	OWNER OCC	SFR	180	65.00	0.00	6.800	6/1/2003	5/1/2018	2307.98	260,000.00	259,165.35
5292156	74444545	ANDERSON	4533 N 22ND STREET	PHOENIX	AZ	85016	OWNER OCC	CONDO	360	85.00	0.00	6.400	6/1/2003	5/1/2033	877.28	140,250.00	140,120.72
5292164	74444852	RICO	13624 WESTWOOD DRIVE	VICTORVILLE	CA	92392	OWNER OCC	SFR	360	80.00	100.00	7.250	6/1/2003	5/1/2033	659.6	96,720.00	96,644.55
5292206	74444894	TRAPP	5629 SHATTUCK AVENUE	OAKLAND	CA	94609	OWNER OCC	SFR	360	80.00	100.00	6.800	6/1/2003	5/1/2033	1559.41	239,200.00	238,958.06
5292545	74445272	LA PAGLIA	6773 FOXCROFT COURT	CHINO	CA	91710	OWNER OCC	PUD	360	80.00	100.00	5.990	5/1/2003	4/1/2033	994.19	166,000.00	165,668.03
5292580	74445283	PITA	142-144 BOXFORD STREET	LAWRENCE	MA	1843	OWNER OCC	2-4 UNITS	360	67.05	0.00	7.000	6/1/2003	5/1/2033	1370.53	206,000.00	205,831.14
5293003	74445727	CANDANOZA JR	66 GRAPEVIE DRIVE	DOUGLASVILLE	GA	30134	OWNER OCC	SFR	360	80.00	0.00	9.990	6/1/2003	5/1/2033	1034.67	118,000.00	117,947.68
5293097	74446402	TRUJILLO	2126 E 7TH STREET	PUEBLO	CO	81001	OWNER OCC	SFR	360	75.00	0.00	11.100	5/1/2003	4/1/2033	345.56	36,000.00	35,974.74
5293113	74445743	JAHNKE	3303 57TH AVENUE S #C	FARGO	ND	58103	OWNER OCC	CONDO	360	90.00	0.00	9.850	6/1/2003	5/1/2033	949.47	109,620.00	109,519.80
5293287	74445908	BRANCHINI	2160 NEWBURG ROAD	FORTUNA	CA	95540	OWNER OCC	SFR	360	79.67	0.00	8.125	6/1/2003	5/1/2033	881.04	145,000.00	144,717.40
5293295	74445817	REED	4528 E CEDAR RIDGE LANE	MEMPHIS	TN	38128	NON OWNER	SFR	360	78.07	0.00	8.875	6/1/2003	5/1/2033	504.53	90,500.00	90,423.98
5293337	74445858	FRIDO	93 STANFORD COURT	IRVINE	CA	92612	OWNER OCC	CONDO	360	90.00	0.00	6.750	6/1/2003	5/1/2033	2028.5	312,750.00	312,480.72
5293345	74445868	DIAZ	10523 ZELZAH AVENUE	LOS ANGELES	CA	91344	OWNER OCC	SFR	360	75.00	0.00	7.990	6/1/2003	5/1/2033	1649.41	225,000.00	224,848.12
5293360	74445982	REED	4542 E CEDAR RIDGE LANE	MEMPHIS	TN	38128	NON OWNER	SFR	360	77.22	0.00	8.875	6/1/2003	5/1/2033	583.36	88,800.00	88,725.39
5293402	74446022	REED	4537 E CEDAR RIDGE LANE	MEMPHIS	TN	38128	NON OWNER	SFR	360	76.81	0.00	8.875	6/1/2003	5/1/2033	585.33	89,100.00	89,025.14
5293436	74446048	REED	4522 LONGTREE AVENUE	MEMPHIS	TN	38128	NON OWNER	SFR	360	75.39	0.00	8.875	6/1/2003	5/1/2033	569.58	86,700.00	86,627.16
5293444	74446055	ESCOBAR	618 W PHILLIPS STREET	ONTARIO	CA	91762	OWNER OCC	SFR	360	65.00	0.00	11.710	6/1/2003	5/1/2033	1079.31	107,250.00	107,217.27
5293717	74446463	DOTY	4239 JADESTONE AVENUE	LAS VEGAS	NV	89108	OWNER OCC	MANU/MOBL	360	80.00	0.00	6.850	7/1/2003	6/1/2033	578.63	88,000.00	88,000.00
5293741	74446493	MENCARELLI	3338 VELVET ROSE STREET	LAS VEGAS	NV	89135	OWNER OCC	PUD	360	90.00	0.00	6.500	5/1/2003	4/1/2033	938.63	148,500.00	148,230.77
5293758	74446501	ARNOLD	4028 W JACKSON	CHICAGO	IL	60624	OWNER OCC	SFR	360	85.00	0.00	7.300	6/1/2003	5/1/2033	897.42	130,900.00	130,798.89
5293774	74446527	SAUCEDO	1625 CORDOBA LANE	LAS VEGAS	NV	89108	NON OWNER	2-4 UNITS	360	80.00	0.00	7.250	7/1/2003	6/1/2033	1266.12	185,600.00	185,600.00
5293832	74446584	WALKER	7377 HAWK SHADOW AVENUE	LAS VEGAS	NV	89113	OWNER OCC	SFR	360	80.00	100.00	6.250	5/1/2003	4/1/2033	812.75	132,000.00	131,748.85
5293931	74446675	RABIEE	1760 FRASER CIRCLE	CORONA	CA	92882	OWNER OCC	SFR	360	80.00	100.00	6.850	6/1/2003	5/1/2033	1300.04	198,400.00	198,232.49
5293980	74446725	FREESE	681 SHERRY ROAD	JASPER	TN	37347	OWNER OCC	SFR	360	80.00	100.00	8.550	5/1/2003	4/1/2033	351.76	45,537.00	45,454.49
5294087	74446816	STREED	1310 CHESAPEAKE STREET	CHARLOTTESVILLE	VA	22902	NON OWNER	SFR	360	80.00	0.00	8.375	7/1/2003	6/1/2033	823.87	100,000.00	100,000.00
5294095	74446824	WILSON	1523 PINEBROOK PLACE	SANTA ROSA	CA	95403	OWNER OCC	PUD	360	90.00	0.00	6.500	6/1/2003	5/1/2033	1450.6	229,500.00	229,292.53
5294103	74446832	SWANEY	6345 E LAKE DR	SAN DIEGO	CA	92119	NON OWNER	SFR	360	80.00	0.00	5.750	6/1/2003	5/1/2033	1493.95	256,000.00	255,464.16
5294228	74446949	WITTNER	PRIVATE DR 1125 NUMBER 21	APODACA	NM	87527	OWNER OCC	SFR	360	77.14	0.00	6.125	6/1/2003	5/1/2033	1640.55	270,000.00	269,737.58
5294244	74446964	PEREZ	373 N SAN PATRICIO STREET	SAN BENITO	TX	78586	OWNER OCC	SFR	360	80.00	98.29	9.150	6/1/2003	5/1/2033	534.93	65,600.00	65,565.20
5294277	74446998	JAMES	6614 50TH STREET	SACRAMENTO	CA	95823	OWNER OCC	SFR	360	74.47	0.00	10.650	7/1/2003	6/1/2033	1296.37	140,000.00	140,000.00
5294368	74447087	KLINK	472 EAST SANDRA LANE	OROVILLE	CA	95965	OWNER OCC	MANU/MOBL	360	80.00	0.00	6.950	7/1/2003	6/1/2033	540.15	81,600.00	81,600.00
5294467	74447186	MCDANIEL	2669 68TH AVENUE	OAKLAND	CA	94605	OWNER OCC	SFR	360	20.00	0.00	7.550	6/1/2003	5/1/2033	351.33	50,000.00	49,963.25
5294491	74447210	MARTINEZ	385 NORTH MADEIRA AVENUE	SALINAS	CA	93905	OWNER OCC	SFR	360	73.22	0.00	7.150	7/1/2003	6/1/2033	1458.88	216,000.00	215,828.12
5294525	74447244	PEREZ	1114 E 16TH STREET	MARYSVILLE	CA	95901	NON OWNER	SFR	360	80.00	0.00	9.950	6/1/2003	5/1/2033	821.45	94,000.00	93,957.97
5294574	74447293	MCALHANEY	244 MILES ROAD	VARNVILLE	SC	29944	OWNER OCC	MANU/MOBL	360	85.00	0.00	11.650	7/1/2003	6/1/2033	638.62	63,750.00	63,730.29
5294764	74447483	MADSON	4740 N GLEN ARDEN AVENUE	COVINA	CA	91724	NON OWNER	SFR	180	60.61	0.00	5.500	6/1/2003	5/1/2018	1143.92	140,000.00	139,497.75
5294822	74447541	CRITTLE	495 VINEWOOD DRIVE	OAKLEY	CA	94561	OWNER OCC	SFR	360	80.00	100.00	6.600	6/1/2003	5/1/2033	1583.88	248,000.00	247,779.94
5294830	74447558	RUSSELL	1811 CERMACK STREET	COLUMBIA	SC	29223	OWNER OCC	SFR	360	90.00	0.00	8.900	6/1/2003	5/1/2033	451.98	74,700.00	74,574.74
5294897	74447616	BARBER	219 BELT STREET	EUFAULA	OK	74432	OWNER OCC	MANU/MOBL	360	[illegible]	0.00	8.750	7/1/2003	6/1/2033	713.7	[illegible]	[illegible]
5294947	74447665	MURPHY	10762 SHELDON ST	OAKLAND	CA	94605	OWNER OCC	SFR	360	80.00	100.00	5.850	6/1/2003	5/1/2033	1179.88	200,000.00	199,589.24
5295118	74447830	WELCH	541 WESTWOOD CIR	BELGRADE	MT	59714	OWNER OCC	MANU/MOBL	360	89.62	0.00	7.000	6/1/2003	5/1/2033	620.07	93,200.00	93,123.60
5295217	74447930	MOLINA	2133 E ORIS STREET	COMPTON	CA	90222	OWNER OCC	SFR	360	95.00	0.00	8.300	6/1/2003	5/1/2033	1026.6	136,011.00	135,925.14
5295324	74448044	MASON	1249 GREENBRIAR ROAD	HILLSBORO	OH	45133	OWNER OCC	SFR	360	75.00	95.00	6.500	6/1/2003	5/1/2033	663.68	105,000.00	104,686.52
5295365	74448085	LOTT JR	15260 EARLVILLE ROAD	CITRONELLE	AL	36522	OWNER OCC	SFR	360	75.00	0.00	9.300	6/1/2003	5/1/2033	991.57	120,000.00	119,930.00
5295456	74448176	PICKETT	221 NW CR 0142	CORSICANA	TX	75155	OWNER OCC	MANU/MOBL	360	80.00	99.99	11.450	8/1/2003	7/1/2033	625.62	63,419.00	63,419.00
5295508	74448226	CHANDLER	520 SE ELLIOTT ST	GRAND RAPIDS	MI	49507	OWNER OCC	SFR	360	85.00	0.00	10.200	7/1/2003	6/1/2033	796.46	89,250.00	89,212.17
5295606	74448325	HUTCHINSON	1544 YORK SQUIRE ROAD	DARLINGTON	SC	29532	OWNER OCC	MANU/MOBL	360	80.00	0.00	7.800	7/1/2003	6/1/2033	426.17	59,200.00	59,200.00
5295662	74448382	CARCHI	3725 W BELDEN	CHICAGO	IL	60647	OWNER OCC	2-4 UNITS	360	80.00	0.00	6.625	6/1/2003	5/1/2033	2279.51	356,000.00	355,685.91
5295779	74448459	PARRIS-FRAY	223-29 113TH AVENUE	JAMAICA	NY	11425	OWNER OCC	SFR	360	90.00	0.00	8.000	6/1/2003	5/1/2033	1584.94	216,000.00	215,855.06
5295787	74448507	LYNCH	4567 DRY RUN ROAD	HEDGESVILLE	WV	25427	OWNER OCC	SFR	360	85.00	0.00	8.550	7/1/2003	6/1/2033	735.39	95,200.00	95,200.00
5295803	74448515	SPEAR	737 HIGHWAY 58 NORTH	TRENTON	NC	28585	OWNER OCC	SFR	360	80.00	100.00	8.300	6/1/2003	5/1/2033	558.55	74,000.00	73,906.24
5295811	74448523	CESENA	323 ERMA AVENUE	STOCKTON	CA	95207	OWNER OCC	SFR	360	90.00	0.00	6.500	7/1/2003	6/1/2033	1279.94	202,500.00	202,500.00
5295852	74448584	LUBURIC	1335 W EARLY AVE	CHICAGO	IL	60660	NON OWNER	2-4 UNITS	180	47.71	0.00	6.900	6/1/2003	5/1/2018	2057.04	229,000.00	227,549.56
5296157	74448853	ORDUNEZ	1818 W RIDGEWOOD CT	SAN ANTONIO	TX	78201	OWNER OCC	SFR	360	80.00	0.00	9.400	7/1/2003	6/1/2033	433.46	52,000.00	51,973.87
5296223	74448920	NELSON	3551 BOGGS AVENUE	NICE	CA	95464	OWNER OCC	SFR	360	60.98	0.00	9.000	6/1/2003	5/1/2033	804.63	100,000.00	99,945.37
5296405	74449109	BUCHANAN	2113 35TH AVENUE N	BIRMINGHAM	AL	35207	OWNER OCC	SFR	360	90.00	0.00	8.550	6/1/2003	5/1/2033	403.92	52,200.00	52,144.57
5296413	74449117	DUBRE	8458 ASTER AVENUE	OAKLAND	CA	94605	OWNER OCC	SFR	360	80.00	100.00	6.450	6/1/2003	5/1/2033	1986.96	316,000.00	315,711.54
5296504	74449208	KANAKIS	8421 HEYDEN ST	DETROIT	MI	48228	NON OWNER	SFR	360	75.00	0.00	6.125	5/1/2003	4/1/2033	387.36	63,150.00	63,075.74
5296579	74449273	TOMKINS	2420 N MARTIN ROAD	MCHENRY	IL	60050	OWNER OCC	SFR	360	85.00	0.00	10.450	6/1/2003	5/1/2033	2354.04	258,400.00	258,296.19
5296637	74449331	HERNANDEZ	3913 N FLYNN AVE	OKLAHOMA CITY	OK	73112	OWNER OCC	SFR	360	56.60	0.00	10.850	6/1/2003	5/1/2033	282.31	30,000.00	29,921.25
5296718	74449414	OCHOA	1427 FM 1 MILE SOUTH	PENITAS	TX	78576	OWNER OCC	SFR	120	80.00	0.00	11.200	7/1/2003	6/1/2013	988.86	71,200.00	71,200.00
5296749	74449463	CUTLER	4582 S PAGOSA CIRCLE	AURORA	CO	80015	OWNER OCC	SFR	360	80.00	100.00	7.550	6/1/2003	5/1/2033	862.65	122,800.00	122,513.61
5297007	74449703	HAWKINS	54083 FISHER STREET	THREE RIVERS	MI	49093	OWNER OCC	SFR	360	85.00	0.00	10.700	6/1/2003	5/1/2033	276.6	29,750.00	29,462.27
5297023	74449729	WATERS	413 MOCKINGBIRD LANE	CABOT	AR	72023	NON OWNER	SFR	360	80.00	0.00	7.125	6/1/2003	5/1/2033	404.24	60,000.00	59,903.73
5297049	74449745	CONEY	2951 10TH AVENUE	LOS ANGELES	CA	90018	OWNER OCC	2-4 UNITS	360	80.00	100.00	6.300	6/1/2003	5/1/2033	1396.41	225,600.00	225,384.40
5297197	74449893	SANCHEZ	1924 GENEVA ST	AURORA	CO	80010	NON OWNER	SFR	360	75.00	0.00	5.750	6/1/2003	5/1/2033	678.41	116,250.00	116,128.82
5297213	74449919	DAWSON	1054 TO 1056 NW 111 STREET	MIAMI	FL	33168	OWNER OCC	2-4 UNITS	360	90.00	0.00	10.050	6/1/2003	5/1/2033	951.78	108,000.00	107,952.72
5297348	74450032	JOHNSON	69 MORRIS ROAD	COMMERCE	GA	30530	OWNER OCC	SFR	360	88.67	0.00	7.650	6/1/2003	5/1/2033	943.66	133,000.00	132,904.22
5297452	74450149	MORRIS	133 SHERWOOD ST	KINGSTREE	SC	29556	OWNER OCC	MANU/MOBL	360	75.00	0.00	9.900	6/1/2003	5/1/2033	489.49	56,250.00	56,224.06
5297510	74450208	FRESHCORN	6780 MARR HWY	MANITOU BEACH	MI	49253	OWNER OCC	MANU/MOBL	360	64.04	0.00	8.325	7/1/2003	6/1/2033	707.36	93,500.00	93,500.00
5297593	74450289	VALENZUELA	6041 VAN NUYS BLVD 212	LOS ANGELES	CA	91401	OWNER OCC	CONDO	360	85.00	0.00	8.950	6/1/2003	5/1/2033	1668.14	208,250.00	208,135.08
5297650	74450347	MCCANTS	1515 46TH STREET ENSLEY	BIRMINGHAM	AL	35208	OWNER OCC	SFR	360	85.00	0.00	11.000	6/1/2003	5/1/2033	485.69	51,000.00	50,981.81
5297767	74450453	CORNWALL	1810 110TH STREET SOUTH	TACOMA	WA	98444	OWNER OCC	MANU/MOBL	360	90.00	0.00	8.400	6/1/2003	5/1/2033	891.36	117,000.00	116,927.64
5297775	74450461	PARRISH	16834 LAKE CHRISTIANA CT	TALLAHASSEE	FL	32310	OWNER OCC	MANU/MOBL	360	85.00	0.00	10.200	6/1/2003	5/1/2033	796.46	89,250.00	89,212.17
5297924	74450610	FLORES	221-223 W 71ST STREET	LOS ANGELES	CA	90003	OWNER OCC	2-4 UNITS	360	65.00	0.00	8.700	6/1/2003	5/1/2033	1301.96	166,250.00	166,153.35
5298148	74450834	SAMMUT	14641 CHAPEL ST	DETROIT	MI	48223	NON OWNER	SFR	360	70.00	0.00	8.650	7/1/2003	6/1/2033	218.28	28,000.00	28,000.00
5298153	74450842	JOHNSTON	1258 E PALO VERDE STREET	GILBERT	AZ	85296	2ND HOME	PUD	360	80.00	0.00	6.625	6/1/2003	5/1/2033	1408.69	220,000.00	219,805.89
5298245	74450925	EDWARDS	304 CARLA ANN DRIVE	PIKEVILLE	NC	27863	OWNER OCC	MANU/MOBL	360	60.00	0.00	11.050	6/1/2003	5/1/2033	780.19	61,600.00	61,571.21
5298253	74450933	LACAYO	8438 CAPRICORN WAY #13	SAN DIEGO	CA	92126	OWNER OCC	CONDO	360	80.00	100.00	6.800	6/1/2003	5/1/2033	1251.7	192,000.00	191,836.30
5298286	74450968	ARNSWALD	67975 OLEANDER	PALM SPRINGS	CA	92262	OWNER OCC	SFR	360	80.00	0.00	7.850	7/1/2003	6/1/2033	568.2	79,800.00	79,800.00
5298419	74451097	GARCIA	4250 PARK PLACE	SOUTH GATE	CA	90280	OWNER OCC	SFR	180	70.77	0.00	5.875	6/1/2003	5/1/2018	1540.3	184,000.00	182,494.77
5298450	74451131	GAY	1667 BROYHILL LANE	PENSACOLA	FL	32526	OWNER OCC	SFR	360	85.00	0.00	10.200	6/1/2003	5/1/2033	682.68	76,500.00	76,467.57
5298476	74451147	GLOUGIE	2653 RIALTO AVENUE	CLOVIS	CA	93611	NON OWNER	SFR	360	80.00	0.00	6.375	5/1/2003	4/1/2033	912.46	146,257.00	145,985.34
5298484	74451154	GLOUGIE	2644 RIALTO AVENUE	CLOVIS	CA	93611	NON OWNER	SFR	360	80.00	0.00	6.375	5/1/2003	4/1/2033	948.95	152,107.00	151,824.49

LOAN NUMBER	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5288410	41,234.46	ARM	6.250	16.750	10.750	3.000	1.000	6/1/2005	REFI-CASH OUT	10.750	Full	B-	586	55,000.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5288444	180,911.82	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.350	Stated	A	668	227,000.00	226,600	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5288837	309,633.18	ARM	4.990	12.750	6.750	1.000	1.000	6/1/2005	PURCHASE	6.750	Stated	A	663	413,266.00	413,288	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5288907	245,661.12	ARM	4.250	13.200	7.200	1.000	1.000	5/1/2005	REFI-NO CASHOUT	7.200	Full	AA	624	259,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5288964	184,113.80	ARM	4.250	11.750	5.750	1.000	1.000	5/1/2005	REFI-CASH OUT	5.750	Full	AA	693	246,000.00	0	1	4/8/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5289188	151,666.19	ARM	4.250	13.600	7.600	1.000	1.000	4/1/2005	PURCHASE	7.600	Stated	AA	763	160,000.00	160,000	1	3/10/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5289184	209,554.67	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.750	Limited	AA	650	300,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5289202	69,621.95	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.900	Full	A	641	78,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5289343	136,000.00	ARM	4.990	12.900	6.900	1.000	1.000	7/1/2005	PURCHASE	6.900	Full	A	615	200,000.00	170,000	1	6/3/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5289428	101,107.22	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.250	Stated	AA	722	130,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5289574	52,655.13	ARM	6.990	16.200	10.200	1.000	1.000	5/1/2005	REFI-NO CASHOUT	10.200	Full	B	505	62,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5289640	189,433.57	ARM	6.250	17.700	11.700	1.000	1.000	5/1/2005	REFI-NO CASHOUT	11.700	Full	B-	458	223,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5289673	251,624.77	ARM	4.990	13.500	7.500	1.000	1.000	5/1/2005	REFI-CASH OUT	7.500	Full	A	617	280,000.00	0	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5289758	99,083.45	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.100	Stated	A	638	124,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5289859	223,552.89	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.000	Full	AA	622	280,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290093	99,841.95	ARM	4.990	13.200	7.200	1.000	1.000	5/1/2005	PURCHASE	7.200	Full	A	640	125,000.00	125,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290135	75,888.07	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.600	Full	A	637	95,000.00	95,050	1	4/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290192	65,480.97	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	10.350	Full	A-	511	110,000.00	86,525	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290318	144,580.05	ARM	4.990	13.400	7.400	1.000	1.000	5/1/2005	PURCHASE	7.400	Full	A	600	181,000.00	181,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290387	115,290.58	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.400	Full	A	662	145,000.00	145,000	1	4/29/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5290408	308,687.52	ARM	4.250	12.500	6.500	1.000	1.000	5/1/2005	REFI-CASH OUT	6.500	Stated	AA	698	365,000.00	0	1	4/11/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290440	51,850.82	ARM	4.990	12.550	6.550	1.000	1.000	5/1/2005	REFI-NO CASHOUT	6.550	Full	A	654	100,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290465	127,750.53	ARM	4.250	12.125	6.125	1.000	1.000	5/1/2005	PURCHASE	6.125	Stated	AA	680	160,000.00	160,000	1	4/15/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290531	112,396.80	ARM	6.750	15.850	9.850	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.850	Full	C	590	150,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290549	125,325.07	ARM	6.750	17.850	11.850	1.000	1.000	5/1/2005	REFI-CASH OUT	11.850	Full	D	517	198,500.00	0	1	4/10/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5290598	75,610.57	ARM	6.250	15.600	9.600	1.000	1.000	6/1/2005	PURCHASE	9.600	Full	B-	532	111,000.00	100,749	1	5/23/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5290705	119,768.13	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.125	Stated	AA	644	208,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290812	182,441.26	ARM	4.990	13.750	7.750	1.000	1.000	5/1/2005	REFI-CASH OUT	7.750	Full	A	656	215,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290945	44,151.42	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.990	Full	B	668	52,000.00	0	1	4/16/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5291125	209,580.83	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.000	Stated	AA	729	336,000.00	0	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5291224	321,684.39	ARM	4.250	11.750	5.750	1.000	1.000	4/1/2005	PURCHASE	5.750	Full	AA	748	440,000.00	435,000	1	3/28/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5291448	67,432.39	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.950	Full	A-	572	80,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5291463	61,161.37	ARM	5.990	14.300	8.300	1.000	1.000	6/1/2005	REFI-CASH OUT	8.300	Full	B	618	72,000.00	0	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5291521	112,354.54	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.200	Full	A	641	153,000.00	0	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5291539	319,691.19	ARM	5.990	15.610	9.610	1.000	1.000	5/1/2005	REFI-CASH OUT	9.610	Stated	A-	449	400,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5291804	74,533.41	ARM	6.250	17.000	11.000	1.000	1.000	6/1/2005	PURCHASE	11.000	Full	B-	500	96,500.00	93,200	1	5/29/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5291861	71,418.88	ARM	8.250	15.700	9.700	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.700	Full	B-	635	110,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5291803	179,660.79	ARM	4.990	12.300	6.300	1.000	1.000	5/1/2005	REFI-CASH OUT	6.300	Full	A	622	280,000.00	0	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5291828	139,809.57	ARM	5.750	13.950	7.950	1.000	1.000	5/1/2005	REFI-CASH OUT	7.950	Stated	A-	548	220,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5291901	148,283.28	ARM	4.250	13.800	7.800	1.000	1.000	5/1/2005	PURCHASE	7.800	Full	AA	764	170,000.00	165,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5291976	166,925.83	ARM	4.250	13.600	7.600	1.000	1.000	5/1/2005	PURCHASE	7.600	Full	AA	784	188,000.00	186,918	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5291992	112,949.47	ARM	6.250	15.950	9.950	1.000	1.000	6/1/2005	REFI-CASH OUT	9.950	Full	B-	457	133,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5292008	277,203.28	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	5.625	Full	A+	782	440,000.00	0	1	4/15/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5292040	258,325.97	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.800	Stated	A	658	400,000.00	0	1	4/30/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5292156	139,990.75	ARM	4.250	12.400	6.400	1.000	1.000	5/1/2005	REFI-CASH OUT	6.400	Stated	AA	666	165,000.00	0	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5292164	96,568.64	ARM	6.750	13.250	7.250	1.000	1.000	5/1/2005	PURCHASE	7.250	Stated	A	651	122,000.00	120,900	1	4/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5292206	238,760.98	ARM	4.990	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE	6.800	Stated	A	655	299,000.00	299,000	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5292545	165,500.80	ARM	4.990	11.990	5.990	1.000	1.000	4/1/2005	PURCHASE	5.990	Stated	A	657	207,500.00	207,500	1	4/2/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5292580	205,661.29	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.000	Stated	A	745	332,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293003	117,894.92	ARM	6.750	15.990	9.990	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.990	Full	C	525	147,500.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293097	35,961.97	ARM	6.750	17.100	11.100	1.000	1.000	4/1/2005	REFI-CASH OUT	11.100	Full	C	652	48,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5293113	109,468.91	ARM	5.990	15.850	9.850	1.000	1.000	5/1/2005	PURCHASE	9.850	Full	B	540	128,000.00	121,800	1	4/14/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293287	144,717.40	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.125	Full	AA	661	182,000.00	0	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5293295	90,347.48	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.875	Stated	AA	691	116,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293337	312,209.92	ARM	4.250	12.750	6.750	1.000	1.000	5/1/2005	PURCHASE	6.750	Full	AA	658	348,000.00	347,500	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293345	224,695.82	ARM	5.750	13.990	7.990	1.000	1.000	5/1/2005	REFI-CASH OUT	7.990	Stated	A-	500	300,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293360	88,650.35	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.875	Stated	AA	691	115,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293402	88,949.85	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.875	Stated	AA	691	116,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293436	86,553.90	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.875	Stated	AA	691	115,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293444	107,184.22	ARM	6.250	17.710	11.710	1.000	1.000	5/1/2005	PURCHASE	11.710	Stated	B-	496	165,000.00	165,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293717	87,825.70	ARM	4.990	12.850	6.850	1.000	1.000	6/1/2005	REFI-NO CASHOUT	6.850	Full	A	691	110,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5293741	148,095.08	ARM	4.250	12.500	6.500	1.000	1.000	4/1/2005	REFI-CASH OUT	6.500	Stated	AA	678	165,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5293758	130,697.16	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.300	Limited	A	639	154,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293774	185,458.21	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.250	Stated	AA	655	232,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5293832	131,622.29	ARM	4.990	12.250	6.250	3.000	1.000	4/1/2008	PURCHASE	6.250	Stated	A	685	165,000.00	165,000	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5293931	198,064.03	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Stated	A	687	248,000.00	248,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293980	45,454.49	ARM	5.490	14.550	8.550	1.000	1.000	4/1/2005	PURCHASE	8.550	Full	A	628	72,000.00	56,922	1	4/4/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5294087	99,907.38	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.375	Full	AA	641	125,000.00	0	1	6/4/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5294095	229,083.93	ARM	4.250	12.500	6.500	1.000	1.000	5/1/2005	REFI-NO CASHOUT	6.500	Stated	AA	663	255,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5294103	255,464.16	ARM	4.250	11.750	5.750	1.000	1.000	5/1/2005	PURCHASE	5.750	Stated	AA	698	320,000.00	320,000	1	4/18/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5294228	269,473.82	ARM	4.990	12.125	6.125	1.000	1.000	5/1/2005	REFI-CASH OUT	6.125	Stated	AA	643	350,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5294244	65,530.20	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	9.150	Stated	A	604	85,000.00	82,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5294277	139,946.13	ARM	6.750	16.650	10.650	1.000	1.000	6/1/2005	REFI-CASH OUT	10.650	Stated	B-	504	188,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5294368	81,532.45	ARM	4.990	12.950	6.950	1.000	1.000	6/1/2005	PURCHASE	6.950	Stated	A	673	102,000.00	108,891	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5294467	49,926.27	ARM	5.990	13.550	7.550	1.000	1.000	5/1/2005	REFI-CASH OUT	7.550	Full	B	568	250,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5294491	215,828.12	ARM	4.990	13.150	7.150	1.000	1.000	6/1/2005	REFI-CASH OUT	7.150	Stated	A	622	295,000.00	0	1	5/27/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5294525	93,915.59	ARM	5.990	15.950	9.950	1.000	1.000	5/1/2005	REFI-CASH OUT	9.950	Full	B	498	117,500.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5294574	63,730.29	ARM	5.990	17.650	11.650	1.000	1.000	6/1/2005	REFI-CASH OUT	11.650	Full	B	499	75,000.00	0	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5294764	138,993.19	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.500	Full	AA	647	231,000.00	0	1	4/10/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5294822	247,558.85	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600	Stated	A	741	310,000.00	310,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5294830	74,574.74	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.900	Stated	AA	658	83,000.00	0	1	4/14/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5294897	[illegible]	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.750	Full	A	[illegible]	84,000.00	[illegible]	1	5/6/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5294947	199,589.24	ARM	4.990	11.850	5.850	1.000	1.000	5/1/2005	PURCHASE	5.850	Full	A	713	305,000.00	250,000	1	5/9/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5295118	93,046.75	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.000	Full	A	673	104,000.00	0	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5295217	135,836.69	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.300	Full	AA	644	144,000.00	143,170	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5295324	104,686.52	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	683	140,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5295365	119,867.69	ARM	5.750	15.300	9.300	1.000	1.000	5/1/2005	REFI-CASH OUT	9.300	Stated	A-	515	160,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5295456	63,419.00	ARM	6.250	17.450	11.450	1.000	1.000	7/1/2005	PURCHASE	11.450	Full	B-	0	87,000.00	79,274	1	6/9/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5295508	89,212.17	ARM	5.990	16.200	10.200	1.000	1.000	6/1/2005	REFI-CASH OUT	10.200	Full	B	508	105,000.00	0	1	5/9/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5295606	59,158.83	ARM	5.990	13.800	7.800	1.000	1.000	6/1/2005	PURCHASE	7.800	Full	B	614	74,000.00	74,000	1	5/18/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5295662	355,370.08	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.625	Stated	AA	647	445,000.00	447,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5295779	215,708.15	ARM	4.990	14.000	8.000	1.000	1.000	5/1/2005	PURCHASE	8.000	Full	A	616	275,000.00	240,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5295787	95,142.91	ARM	5.990	14.550	8.550	1.000	1.000	6/1/2005	REFI-CASH OUT	8.550	Full	B	606	112,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5295803	73,906.24	ARM	4.990	14.300	8.300	1.000	1.000	5/1/2005	PURCHASE	8.300	Full	A	609	95,000.00	92,500	1	4/18/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5295811	202,316.94	ARM	4.250	12.500	6.500	1.000	1.000	6/1/2005	REFI-CASH OUT	6.500	Stated	AA	643	275,000.00	0	1	5/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5295852	227,549.56	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.900	Full	A	625	480,000.00	0	1	4/24/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5296157	51,973.87	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.400	Full	B	559	65,000.00	0	1	5/19/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5296223	99,860.33	ARM	5.750	15.000	9.000	1.000	1.000	5/1/2005	REFI-CASH OUT	9.000	Stated	A-	520	164,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5296405	52,112.16	ARM	5.750	14.550	8.550	1.000	1.000	5/1/2005	REFI-NO CASHOUT	8.550	Full	A-	576	58,100.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5296413	315,421.53	ARM	4.990	12.450	6.450	1.000	1.000	5/1/2005	PURCHASE	6.450	Full	A	660	395,000.00	395,000	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5296504	63,503.14	ARM	4.250	12.125	6.125	1.000	1.000	4/1/2005	REFI-CASH OUT	6.125	Stated	AA	658	85,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5296579	258,191.48	ARM	6.750	16.450	10.450	1.000	1.000	5/1/2005	REFI-CASH OUT	10.450	Full	B-	487	304,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5296637	29,909.46	ARM	5.750	16.850	10.850	1.000	1.000	5/1/2005	REFI-CASH OUT	10.850	Stated	A-	493	53,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5296718	70,875.67	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	11.200	Stated	A-	507	89,000.00	0	1	5/21/2003	119	6/1/2003	Group I	6 MO LIBOR	6	N
5296749	122,513.61	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005	PURCHASE	7.550	Stated	A	657	159,000.00	153,500	1	4/21/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5297007	29,448.38	ARM	5.750	16.700	10.700	1.000	1.000	5/1/2005	PURCHASE	10.700	Full	A-	544	40,000.00	35,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5297023	59,903.73	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.125	Full	AA	631	75,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5297049	225,171.26	ARM	4.990	12.300	6.300	1.000	1.000	5/1/2005	PURCHASE	6.300	Stated	A	656	282,000.00	280,000	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5297197	116,006.66	ARM	4.250	11.750	5.750	1.000	1.000	5/1/2005	REFI-CASH OUT	5.750	Stated	AA	660	155,000.00	0	1	4/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5297213	107,905.04	ARM	6.750	16.050	10.050	1.000	1.000	5/1/2005	REFI-CASH OUT	10.050	Full	A-	466	120,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5297348	132,807.82	ARM	4.990	13.650	7.650	1.000	1.000	5/1/2005	REFI-CASH OUT	7.650	Full	A	605	150,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5297452	56,198.42	ARM	5.750	15.900	9.900	1.000	1.000	5/1/2005	REFI-CASH OUT	9.900	Stated	A-	540	75,000.00	0	1	4/11/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5297510	93,441.28	ARM	6.250	14.325	8.325	1.000	1.000	6/1/2005	REFI-CASH OUT	8.325	Full	C	564	146,000.00	0	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5297593	208,019.28	ARM	5.750	14.950	8.950	1.000	1.000	5/1/2005	PURCHASE	8.950	Full	A-	537	245,000.00	245,000	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5297650	50,963.45	ARM	6.250	17.000	11.000	1.000	1.000	5/1/2005	REFI-CASH OUT	11.000	Full	B-	513	60,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5297767	116,854.77	ARM	5.750	14.400	8.400	1.000	1.000	5/1/2005	REFI-CASH OUT	8.400	Full	A-	574	130,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5297775	89,174.01	ARM	5.990	16.200	10.200	1.000	1.000	5/1/2005	REFI-CASH OUT	10.200	Full	B	462	105,000.00	0	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5297924	166,056.08	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.700	Stated	AA	667	190,000.00	175,000	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5298148	27,983.55	ARM	5.990	14.650	8.650	1.000	1.000	6/1/2005	REFI-CASH OUT	8.650	Full	B	605	40,000.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5298153	219,610.71	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.625	Stated	AA	800	275,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5298245	61,542.15	ARM	6.250	17.050	11.050	1.000	1.000	5/1/2005	PURCHASE	11.050	Full	B-	458	102,000.00	102,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5298253	191,671.67	ARM	4.990	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE	6.800	Full	A	646	240,000.00	240,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5298286	79,742.53	ARM	4.990	13.850	7.850	1.000	1.000	6/1/2005	PURCHASE	7.850	Full	A	601	100,000.00	99,750	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5298419	182,434.77	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.875	Stated	AA	704	260,000.00	0	1	4/25/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5298450	76,434.88	ARM	6.750	16.200	10.200	1.000	1.000	5/1/2005	REFI-CASH OUT	10.200	Full	A-	495	90,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5298476	145,848.43	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.375	Stated	AA	860	182,822.00	182,822	1	4/4/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5298484	151,682.11	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.375	Stated	AA	860	190,134.00	190,134	1	4/4/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N

Prepared by: [illegible]

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.279 WA Rate
353.77 WA Rterm
11,798 Loan Count
$ 2,200,000,305.17 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PNI	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5298567	74451738	LONG	LOT 111 SHERWOOD FOREST PARK	PARKS	AZ	86018	OWNER-OCC	SFR	360	80.00	100.00	8.400	6/1/2003	5/1/2033	1517.52	199,200.00	199,078.81	198,957.78	ARM	5.750	14.400	8.400	1.000	1.000	5/1/2005	PURCHASE	8.400	Stated	A-	562	249,000.00	249,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5298682	74451378	COATCH	1817 S HARDING AVE	CHICAGO	IL	60623	OWNER-OCC	2-4 UNITS	360	75.00	0.00	9.750	6/1/2003	5/1/2033	979.44	114,000.00	113,893.18	113,893.19	ARM	5.990	15.750	9.750	1.000	1.000	5/1/2005	REFI-CASH OUT	9.750	Full	B	475	152,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5298708	74451384	HOWE	4357 W HARVEST CREEK WAY	RIVERTON	UT	84065	NON OWNER	SFR	360	75.00	0.00	6.880	7/1/2003	6/1/2033	1676.00	255,000.00	255,000.00	254,785.97	ARM	4.990	12.880	6.880	1.000	1.000	6/1/2005	REFI-CASH OUT	6.880	Stated	A	693	340,000.00	0	1	6/3/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5298732	74451426	MCMILLON	8040 CALVINE ROAD	SACRAMENTO	CA	95823	OWNER-OCC	SFR	360	80.00	0.00	8.120	6/1/2003	5/1/2033	1336.87	180,000.00	179,882.13	179,763.48	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.120	Stated	A-	586	225,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5299003	74451683	MANGANO	2821 S DURANGO DR 102	LAS VEGAS	NV	89145	OWNER-OCC	CONDO	360	80.00	0.00	8.650	6/1/2003	5/1/2033	713.57	91,200.00	91,146.87	91,093.36	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.650	Stated	A	601	114,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5299078	74451663	WHYTE	9103 DRAGONWOOD TRAIL	HOUSTON	TX	77083	OWNER-OCC	PUD	360	80.00	100.00	7.850	6/1/2003	5/1/2033	655.64	90,640.00	90,421.50	90,485.27	ARM	4.990	13.850	7.850	1.000	1.000	5/1/2005	PURCHASE	7.850	Full	A	619	124,000.00	113,300	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5299086	74451768	HARRISON	965 MCLEAN ROAD	FALLON	NV	89406	OWNER-OCC	SFR	360	70.00	0.00	10.050	6/1/2003	5/1/2033	863.63	98,000.00	97,957.10	97,913.84	ARM	5.750	16.050	10.050	1.000	1.000	5/1/2005	REFI-CASH OUT	10.050	Full	A-	489	140,000.00	0	1	5/15/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5299094	74451774	CORTEZ	1200 80TH AVENUE	OAKLAND	CA	94621	OWNER-OCC	SFR	360	75.00	0.00	6.875	6/1/2003	5/1/2033	1379.56	210,000.00	209,814.62	209,637.12	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.875	Stated	AA	808	280,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5299136	74451818	BEACHAM	1909 & 1911 HUNTINGDON AVENUE	DALLAS	TX	75203	OWNER-OCC	2-4 UNITS	360	80.00	58.00	9.200	6/1/2003	5/1/2033	393.15	48,000.00	47,974.85	47,943.51	ARM	4.990	15.200	9.200	1.000	1.000	5/1/2005	PURCHASE	9.200	Stated	A-	630	60,000.00	60,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5299151	74451832	CRUZ	1136 HUGHES AVENUE	SANTA ROSA	CA	95407	OWNER-OCC	SFR	360	84.21	0.00	5.750	6/1/2003	5/1/2033	1636.53	280,430.00	279,847.06	279,547.06	ARM	4.250	11.750	5.750	1.000	1.000	5/1/2005	REFI-CASH OUT	5.750	Stated	AA	640	333,000.00	0	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5299169	74451840	HARADA	2369 FERNWOOD LANE	BRENTWOOD	CA	94513	OWNER-OCC	SFR	360	71.81	0.00	6.000	7/1/2003	6/1/2033	1708.73	285,000.00	284,716.28	284,716.28	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.000	Full	AA	630	396,895.00	396,895	1	5/23/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5299201	74451881	DOMINGUEZ	4115 RANGER DRIVE	DALLAS	TX	75212	OWNER-OCC	SFR	180	38.70	0.00	8.350	7/1/2003	6/1/2018	222.05	22,755.00	22,691.25	22,691.25	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.350	Stated	A	736	62,000.00	0	1	6/2/2003	179	7/1/2003	Group I	6 MO LIBOR	6	N
5299482	74452163	MORRIS SR	1340 EAST AVENUE NE	SALEM	OR	97301	OWNER-OCC	SFR	360	78.19	0.00	6.250	6/1/2003	5/1/2033	492.58	80,000.00	79,847.76	79,847.76	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA	657	105,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5299540	74452228	ALDRIDGE	13218 CAULFIELD AVE	NORWALK	CA	90650	OWNER-OCC	SFR	360	68.52	0.00	5.813	6/1/2003	5/1/2033	1087.03	185,000.00	184,809.14	184,617.38	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.813	Full	A-	640	270,000.00	0	1	4/10/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5299680	74452354	LOPEZ	38567 LILACVIEW AVE	PALMDALE	CA	93550	NON OWNER	SFR	180	80.00	0.00	6.250	6/1/2003	5/1/2018	737.39	86,000.00	85,710.53	85,419.55	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.250	Stated	AA	678	108,000.00	107,500	1	4/23/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5299730	74452400	RIOS	3174 SHOFNER PLACE	SAN JOSE	CA	95111	OWNER-OCC	CONDO	360	80.00	100.00	6.800	6/1/2003	5/1/2033	1668.93	256,000.00	255,781.74	255,562.24	ARM	4.990	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE	6.800	Full	A	674	320,000.00	320,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5299847	74452517	LAMB	138 WADDELL DRIVE	HENDERSONVILLE	NC	28792	OWNER-OCC	MANU/MOBIL	360	85.00	0.00	10.300	8/1/2003	7/1/2033	665.47	73,950.00	73,950.00	73,950.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	10.300	Full	B	582	87,000.00	0	1	6/18/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5300108	74452773	HUGHES	920 E PALMER STREET	COMPTON	CA	90221	OWNER-OCC	SFR	360	80.00	0.00	7.000	6/1/2003	5/1/2033	931.43	140,000.00	139,885.24	139,769.81	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.000	Full	A	610	175,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5300181	74452855	LOPEZ	1514 TERRA NOVA BLVD	PACIFICA	CA	94044	OWNER-OCC	SFR	180	60.00	0.00	6.250	6/1/2003	5/1/2018	2572.27	300,000.00	298,990.23	297,975.20	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Full	A	646	500,000.00	0	1	4/29/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5300231	74452905	MCHENRY	547 WEST 33RD STREET	SAN BERNARDINO	CA	92405	OWNER-OCC	SFR	360	80.00	100.00	7.400	6/1/2003	5/1/2033	602.1	86,960.00	86,894.15	86,827.90	ARM	4.990	13.400	7.400	1.000	1.000	5/1/2005	PURCHASE	7.400	Full	A	602	112,000.00	108,700	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5300322	74452996	AVALOS	14585 WILLOWGREEN #8	LOS ANGELES	CA	91342	OWNER-OCC	CONDO	360	90.00	0.00	6.500	7/1/2003	6/1/2033	1904.27	301,275.00	301,275.00	301,002.64	ARM	4.250	12.500	6.500	1.000	1.000	6/1/2005	PURCHASE	6.500	Stated	AA	673	334,750.00	334,750	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5300363	74453036	SANCHEZ	8541 BRIGHT AVENUE	WHITTIER	CA	90605	OWNER-OCC	SFR	360	80.00	95.00	5.875	6/1/2003	5/1/2033	1239.87	209,600.00	209,171.55	209,171.55	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	5.875	Full	AA	736	262,000.00	262,000	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5300371	74453044	NICKEL	15610 NEW BERLIN ROAD	ST HEDWIG	TX	78152	OWNER-OCC	MANU/MOBIL	360	83.87	0.00	8.550	6/1/2003	5/1/2033	557.54	72,174.00	72,132.71	72,083.12	ARM	5.990	14.550	8.550	1.000	1.000	5/1/2005	REFI-NO CASHOUT	8.550	Full	B	566	113,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5300405	74453077	LEBKOWSKY	5313 BARBADOS CIRCLE	STOCKTON	CA	95210	OWNER-OCC	SFR	360	95.00	0.00	6.950	6/1/2003	5/1/2033	1314.3	198,550.00	198,385.64	198,220.32	ARM	4.750	12.950	6.950	1.000	1.000	5/1/2005	REFI-CASH OUT	6.950	Stated	AA	700	209,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5300421	74453092	VANCE	7703 N 24TH AVENUE	LINO LAKES	MN	55038	OWNER-OCC	SFR	360	88.18	0.00	7.250	6/1/2003	5/1/2033	1473.51	216,000.00	215,831.49	215,661.96	ARM	4.250	13.250	7.250	1.000	1.000	5/1/2005	REFI-CASH OUT	7.250	Full	AA	641	245,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5300488	74453150	COOK	8558 KATTERMAN ROAD	SARDINIA	OH	45171	OWNER-OCC	MANU/MOBIL	360	80.00	0.00	10.250	6/1/2003	5/1/2033	645.2	72,000.00	71,531.55	71,531.55	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	10.250	Full	B	557	90,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5300561	74453234	MARTINEZ JR	1341 N SHEPARD AVENUE	EL RENO	OK	73036	OWNER-OCC	SFR	360	80.00	0.00	6.500	8/1/2003	7/1/2033	333.74	52,800.00	52,800.00	52,800.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Full	AA	827	66,000.00	0	1	6/18/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5300603	74453275	VILLALBA	1458 HUDSON STREET #311	REDWOOD CITY	CA	94061	NON OWNER	CONDO	360	70.00	0.00	5.875	6/1/2003	5/1/2033	1064.18	179,900.00	179,532.28	179,532.28	ARM	4.250	11.875	5.875	1.000	1.000	5/1/2005	REFI-CASH OUT	5.875	Stated	AA	777	257,000.00	0	1	4/11/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5300686	74453358	SWAFFORD	815 OSPREY WAY	SUISUN CITY	CA	94585	OWNER-OCC	SFR	360	80.00	100.00	6.850	6/1/2003	5/1/2033	1494	228,000.00	227,613.90	227,613.90	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Full	A	622	295,000.00	285,000	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5300728	74453390	MCVEY	4500 PIKE LAKE ROAD	READING	MI	49274	OWNER-OCC	SFR	360	88.67	0.00	10.100	6/1/2003	5/1/2033	761.08	86,000.00	85,961.83	85,924.28	ARM	6.250	16.100	10.100	1.000	1.000	5/1/2005	REFI-CASH OUT	10.100	Full	B-	508	129,000.00	0	1	4/4/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5300736	74453408	HERNANDEZ	1507 KINGSTON	LEWISVILLE	TX	75067	OWNER-OCC	SFR	360	80.00	100.00	6.600	7/1/2003	6/1/2033	500.71	78,400.00	78,400.00	78,330.49	ARM	5.990	12.600	6.600	1.000	1.000	6/1/2005	PURCHASE	6.600	Full	B	692	98,000.00	98,000	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5300744	74453416	TATMAN	9211 WEST 97TH STREET	OVERLAND PARK	KS	66212	OWNER-OCC	PUD	360	82.50	0.00	6.400	6/1/2003	5/1/2033	722.46	115,500.00	115,393.54	115,286.51	ARM	4.250	12.400	6.400	1.000	1.000	5/1/2005	REFI-CASH OUT	6.400	Stated	AA	685	140,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5300827	74453499	ERDOGAN	2729 CUTTING BOULEVARD	RICHMOND	CA	94804	OWNER-OCC	SFR	360	80.00	0.00	7.800	7/1/2003	6/1/2033	777.47	108,000.00	108,000.00	107,924.53	ARM	4.990	13.800	7.800	1.000	1.000	6/1/2005	REFI-CASH OUT	7.800	Stated	A	659	135,000.00	0	1	6/2/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5300983	74453655	NELSON	8358 MAYNARD AVENUE	LOS ANGELES	CA	91304	OWNER-OCC	SFR	360	80.00	0.00	6.500	7/1/2003	6/1/2033	2032.74	321,600.00	321,600.00	321,309.26	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Full	AA	615	402,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5300991	74453663	QUIROGA	301 N STANDARD AVENUE	SAN JUAN	TX	78589	NON OWNER	SFR	360	80.00	90.00	10.650	6/1/2003	5/1/2033	405.21	43,760.00	43,742.37	43,725.37	ARM	5.750	16.650	10.650	1.000	1.000	5/1/2005	PURCHASE	10.650	Full	A-	545	57,000.00	54,700	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5301098	74453762	CURRY	14512 UNION AVENUE	HARVEY	IL	60426	NON OWNER	SFR	360	80.00	90.00	10.300	8/1/2003	7/1/2033	475.11	52,800.00	52,800.00	52,800.00	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	10.300	Full	B	474	66,000.00	66,000	1	6/6/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5301130	74453804	LA PLANTE	3014 W SAGINAW #101-104	FRESNO	CA	93722	NON OWNER	2-4 UNITS	360	75.00	0.00	5.750	6/1/2003	5/1/2033	1094.2	187,500.00	187,304.24	187,107.54	ARM	4.250	11.750	5.750	1.000	1.000	5/1/2005	REFI-CASH OUT	5.750	Full	AA	777	250,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5301254	74453929	DIAZ	857 NE 164TH STREET	NORTH MIAMI BEACH	FL	33162	OWNER-OCC	SFR	360	55.00	0.00	11.750	6/1/2003	5/1/2033	721.73	71,500.00	71,458.53	71,458.53	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	11.750	Stated	B-	509	130,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5301270	74453945	STROH	250 BLOCKTON ROAD	VISTA	CA	92083	OWNER-OCC	SFR	360	75.00	0.00	5.500	6/1/2003	5/1/2033	1473.42	259,500.00	258,930.60	258,930.60	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.500	Full	A-	644	346,000.00	0	1	4/10/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5301320	74453994	ELSNER	506 S MAIN STREET	JUNEAU	WI	53039	OWNER-OCC	SFR	360	79.74	100.00	8.050	6/1/2003	5/1/2033	793.63	107,646.00	107,502.57	107,502.57	ARM	6.250	14.050	8.050	1.000	1.000	5/1/2005	REFI-NO CASHOUT	8.050	Full	B-	566	135,000.00	0	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5301395	74454067	GAMBRELL	740 S FEDERAL HIGHWAY #505	POMPANO BEACH	FL	33062	OWNER-OCC	CONDO	360	85.00	0.00	5.250	5/1/2003	4/1/2033	563.25	102,000.00	101,847.48	101,647.48	ARM	4.990	11.250	5.250	1.000	1.000	4/1/2005	REFI-CASH OUT	5.250	Limited	A-	594	120,000.00	0	1	4/3/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5301478	74454141	ZANTOW	273 CROSSPOINT DR	EAST BRUNSWICK	NJ	8816	OWNER-OCC	SFR	360	85.00	0.00	6.400	7/1/2003	6/1/2033	744.38	119,000.00	119,000.00	118,890.31	ARM	4.250	12.400	6.400	1.000	1.000	6/1/2005	REFI-CASH OUT	6.400	Stated	AA	685	140,000.00	0	1	5/28/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5301510	74454182	PURCELL IV	838 KITTIWAKE LANE	CHULA VISTA	CA	91911	OWNER-OCC	SFR	360	80.00	95.00	7.650	6/1/2003	5/1/2033	2242.07	316,000.00	315,772.43	315,543.41	ARM	4.990	13.650	7.650	1.000	1.000	5/1/2005	PURCHASE	7.650	Stated	A	604	395,000.00	395,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5301676	74454349	DELEON	4426 SPRING STREET	CORPUS CHRISTI	TX	78415	OWNER-OCC	SFR	360	80.00	100.00	8.150	6/1/2003	5/1/2033	392.67	52,760.00	52,718.33	52,683.71	ARM	4.990	14.150	8.150	1.000	1.000	5/1/2005	PURCHASE	8.150	Stated	A	677	67,500.00	65,950	1	4/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5301684	74454356	BRAVO	1920 OLD SONOMA RD	NAPA	CA	94559	OWNER-OCC	SFR	360	80.00	0.00	7.250	6/1/2003	5/1/2033	1937.39	284,000.00	283,778.44	283,555.54	ARM	4.990	13.250	7.250	1.000	1.000	5/1/2005	PURCHASE	7.250	Stated	A	671	355,000.00	355,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5301742	74454414	MADDOX	812 E 73RD ST	LOS ANGELES	CA	90001	NON OWNER	2-4 UNITS	360	78.05	0.00	8.150	6/1/2003	5/1/2033	1190.8	160,000.00	159,790.56	159,790.56	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.150	Full	A	605	205,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5301874	74454547	MOSBY	72 CORBETT SHIRLEY ROAD	SUMMER SHADE	KY	42166	OWNER-OCC	SFR	360	70.00	0.00	9.400	6/1/2003	5/1/2033	408.45	49,000.00	48,950.57	48,950.57	ARM	6.750	15.400	9.400	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.400	Full	C	637	70,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5301908	74454570	KIGHT	8008 BEETHOVEN COURT	CITRUS HEIGHTS	CA	95621	OWNER-OCC	SFR	360	80.00	100.00	7.200	6/1/2003	5/1/2033	1338.58	197,200.00	197,044.62	196,888.31	ARM	4.990	13.200	7.200	1.000	1.000	5/1/2005	PURCHASE	7.200	Stated	A	673	246,500.00	246,500	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5301932	74454604	FREEMAN	1600 LOCUST STREET	RENO	NV	89502	OWNER-OCC	SFR	360	80.00	100.00	7.550	6/1/2003	5/1/2033	786.98	112,000.00	111,917.71	111,834.90	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005	PURCHASE	7.550	Stated	A	641	141,000.00	140,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5302039	74454703	WILLIAMS	5 MARLA COURT	ELK GROVE	CA	95758	OWNER-OCC	SFR	360	80.00	0.00	9.250	6/1/2003	5/1/2033	1599.39	194,400.00	194,299.21	194,197.64	ARM	5.750	15.250	9.250	1.000	1.000	5/1/2005	REFI-CASH OUT	9.250	Stated	A-	524	243,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5302161	74454838	PIKULA	911 N 25TH AVENUE	MELROSE PARK	IL	60160	OWNER-OCC	2-4 UNITS	360	70.00	0.00	6.800	6/1/2003	5/1/2033	1204.76	184,800.00	184,642.44	184,483.93	ARM	4.990	12.800	6.800	3.000	1.000	5/1/2006	REFI-CASH OUT	6.800	Stated	A	673	264,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5302203	74454877	HAYDEN	161 HICKS DRIVE	MADISONVILLE	TN	37354	NON OWNER	MANU/MOBIL	360	75.00	0.00	8.750	7/1/2003	6/1/2033	442.52	56,250.00	56,250.00	56,217.64	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.750	Full	A-	584	75,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5302260	74454935	LANG	5021 WASHINGTON STREET	HOLLYWOOD	FL	33021	OWNER-OCC	SFR	360	80.00	100.00	7.550	6/1/2003	5/1/2033	1096.13	156,000.00	156,000.00	155,770.02	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005	PURCHASE	7.550	Stated	A	726	223,000.00	195,000	1	4/16/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5302435	74455106	FOSTER	118 SPARROW TRAIL	PALATKA	FL	32177	OWNER-OCC	MANU/MOBIL	360	85.00	0.00	10.500	6/1/2003	5/1/2033	567.6	62,050.00	62,025.34	62,000.46	ARM	5.990	16.500	10.500	1.000	1.000	5/1/2005	REFI-CASH OUT	10.500	Full	B	491	73,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5302807	74455478	CROWL	1745 A STREET	LINCOLN	NE	68502	NON OWNER	2-4 UNITS	360	80.00	0.00	7.400	6/1/2003	5/1/2033	659.15	95,200.00	95,127.92	95,055.39	ARM	5.990	13.400	7.400	1.000	1.000	5/1/2005	REFI-CASH OUT	7.400	Full	B	642	119,000.00	0	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5302914	74455585	ROBINSON	104 KING DRIVE	MOUNT OLIVE	NC	28365	OWNER-OCC	SFR	360	85.00	100.00	8.000	6/1/2003	5/1/2033	467.10	63,665.00	63,622.27	63,579.26	ARM	5.750	14.000	8.000	1.000	1.000	5/1/2005	PURCHASE	8.000	Full	A-	627	75,000.00	74,900	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5303102	74455775	FORTENBERRY III	388 HARTS WAY COVE	COLLIERVILLE	TN	38017	OWNER-OCC	PUD	360	95.00	0.00	6.950	8/1/2003	7/1/2033	767.2	115,900.00	115,900.00	115,900.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.950	Full	AA	646	122,000.00	0	1	6/10/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5303128	74455791	COOK	410 ACACIA AVENUE	MANTECA	CA	95336	OWNER-OCC	SFR	360	94.21	0.00	7.300	6/1/2003	5/1/2033	1227.18	179,000.00	178,861.74	178,722.64	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.300	Full	AA	629	190,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5303177	74455841	HUDDLESTON	33 FAWN COURT	PAGOSA SPRINGS	CO	81147	OWNER-OCC	SFR	360	85.00	0.00	9.050	6/1/2003	5/1/2033	2335.77	289,000.00	288,843.77	288,686.36	ARM	5.750	15.050	9.050	1.000	1.000	5/1/2005	REFI-CASH OUT	9.050	Limited	A-	651	340,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5303185	74455858	DORION	1900 RISDON ROAD	CONCORD	CA	94518	OWNER-OCC	SFR	360	80.00	0.00	7.600	7/1/2003	6/1/2033	1824.5	258,400.00	258,022.81	258,212.03	ARM	4.990	13.600	7.600	3.000	1.000	6/1/2006	REFI-CASH OUT	7.600	Stated	A	637	323,000.00	0	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5303276	74455940	HARVICKS	24807 OUTER DR	MELVINDALE	MI	48122	OWNER-OCC	SFR	360	82.26	0.00	10.810	6/1/2003	5/1/2033	1022.42	109,000.00	108,958.49	108,916.61	ARM	5.750	16.810	10.810	1.000	1.000	5/1/2005	REFI-CASH OUT	10.810	Full	B	471	132,500.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5303384	74456057	LA PLANTE	2340 N FIRST ST #101-104	FRESNO	CA	93703	NON OWNER	2-4 UNITS	360	75.00	0.00	5.750	6/1/2003	5/1/2033	949.77	162,750.00	162,580.07	162,409.33	ARM	4.250	11.750	5.750	1.000	1.000	5/1/2005	REFI-CASH OUT	5.750	Full	AA	777	217,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5303458	74456179	WOOD	237 ROCKLAND STREET	ABINGTON	MA	2351	OWNER-OCC	2-4 UNITS	360	72.09	0.00	6.100	6/1/2003	5/1/2033	1502.87	248,000.00	247,757.80	247,514.37	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.100	Stated	A	656	344,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5303490	74456203	CHILDERS	317 BROAD STREET	CONCORD	NC	28025	NON OWNER	SFR	360	70.00	0.00	7.990	6/1/2003	5/1/2033	354.08	48,300.00	48,234.82	48,234.82	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.990	Stated	A	677	69,000.00	0	1	4/22/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5303524	74456237	CHILDERS	928 N MAIN STREET	SALISBURY	NC	28144	NON OWNER	2-4 UNITS	360	70.00	0.00	6.750	6/1/2003	5/1/2033	862.64	133,000.00	132,770.33	132,770.33	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Stated	A	677	190,000.00	0	1	4/22/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5303557	74456260	WITHROW	228 LORADO LOOP	HOT SPRINGS	AR	71913	OWNER-OCC	MANU/MOBIL	360	80.00	100.00	10.600	7/1/2003	6/1/2033	627.12	68,000.00	68,000.00	67,973.55	ARM	6.250	16.600	10.600	1.000	1.000	6/1/2005	PURCHASE	10.600	Full	B-	523	90,000.00	85,000	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5303565	74456278	CRAGGS	3702 BADGER FOREST DR	HOUSTON	TX	77088	OWNER-OCC	PUD	360	74.00	0.00	11.800	6/1/2003	5/1/2033	1499.41	148,000.00	147,955.72	147,911.01	ARM	6.750	17.800	11.800	1.000	1.000	5/1/2005	REFI-NO CASHOUT	11.800	Full	C	510	200,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5303581	74456294	CHILDERS	78 MCKINNON AVENUE	CONCORD	NC	28025	NON OWNER	SFR	360	70.00	0.00	7.990	6/1/2003	5/1/2033	405.39	55,300.00	55,225.39	55,225.39	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.990	Stated	A	677	79,000.00	0	1	4/22/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5303656	74456401	YIM	1609 S TRENTON STREET #58	DENVER	CO	80231	OWNER-OCC	CONDO	360	80.00	0.00	6.500	6/1/2003	5/1/2033	783.77	124,000.00	123,887.90	123,775.19	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	643	155,000.00	0	1	4/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5303706	74456419	MEDHURST	14011 EPIDOTE COURT	RENO	NV	89521	OWNER-OCC	MANU/MOBIL	360	50.00	0.00	8.950	7/1/2003	6/1/2033	504.65	63,000.00	62,965.22	62,965.22	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.950	Full	A-	564	126,000.00	0	1	5/14/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5303722	74456435	HOPKINS	925 S HWY 1389	COMBINE	TX	75159	OWNER-OCC	SFR	360	39.06	0.00	9.400	6/1/2003	5/1/2033	416.79	50,000.00	49,974.88	49,949.56	ARM	5.990	15.400	9.400	1.000	1.000	5/1/2005	REFI-CASH OUT	9.400	Stated	B	568	128,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5303797	74456492	MACHIN	13619 SW 265TH TERRACE	MIAMI	FL	33033	OWNER-OCC	PUD	360	80.00	100.00	7.600	6/1/2003	5/1/2033	604.7	84,000.00	83,941.30	83,882.22	ARM	5.990	13.600	7.600	1.000	1.000	5/1/2005	PURCHASE	7.600	Full	B	593	105,000.00	105,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5303839	74702044	TEAGUES	124 HART ST	BROOKLYN	NY	11206	OWNER-OCC	2-4 UNITS	360	80.00	100.00	7.375	8/1/2003	7/1/2033	1602.37	232,000.00	232,000.00	232,000.00	ARM	4.990	13.375	7.375	1.000	1.000	7/1/2005	PURCHASE	7.375	Stated	A	662	290,000.00	290,000	1	6/10/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5303912	74456617	DYER	1 BROOK STREET	MIDDLEBORO	MA	2346	OWNER-OCC	SFR	360	83.33	0.00	8.750	6/1/2003	5/1/2033	2045.43	260,000.00	259,850.36	259,699.67	ARM	4.990	14.750	8.750	1.000	1.000	5/1/2005	REFI-CASH OUT	8.750	Full	A-	502	312,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5304035	74456732	MILLER	80 DEERPARK LANE	AMERICAN CANYON	CA	94503	OWNER-OCC	MANU/MOBIL	360	80.00	0.00	11.600	6/1/2003	5/1/2033	2075.7	208,000.00	207,869.31	207,869.31	ARM	5.750	17.600	11.600	1.000	1.000	5/1/2005	REFI-CASH OUT	11.600	Full	C	641	260,000.00	0	1	5/9/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5304217	74456914	FLOREZ	11821 SE 206TH STREET	KENT	WA	98031	OWNER-OCC	SFR	360	80.00	100.00	7.250	6/1/2003	5/1/2033	1375.27	201,600.00	201,600.00	201,284.51	ARM	4.990	13.250	7.250	1.000	1.000	5/1/2005	PURCHASE	7.250	Full	A	645	252,000.00	252,000	1	5/7/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5304233	74456930	AMES	58 ELLISON AVE	WESTBURY	NY	11590	OWNER-OCC	SFR	180	70.73	0.00	5.625	6/1/2003	5/1/2018	2388.83	290,000.00	288,970.55	287,936.27	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	5.625	Stated	AA	715	410,000.00	0	1	4/25/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5304258	74456955	RODRIGUES	8672 SONGBIRD WAY	HILMAR	CA	95324	OWNER-OCC	SFR	360	80.00	0.00	6.375	6/1/2003	5/1/2033	1068.07	171,200.00	171,038.62	170,879.19	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.375	Full	AA	663	214,000.00	0	1	4/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5304266	74456963	PEARSON	11707 LAUER COURT	CLINTON	MD	20735	OWNER-OCC	SFR	360	80.00	100.00	7.100	6/1/2003	5/1/2033	2065.56	307,360.00	307,112.99	306,864.52	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.100	Full	A	633	400,000.00	384,200	1	4/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5304282	74456989	PEREZ	16018 FREEDOM AVENUE	IVANHOE	CA	93235	OWNER-OCC	SFR	360	80.00	0.00	7.900	7/1/2003	6/1/2033	465.18	64,000.00	64,000.00	63,956.17	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.900	Stated	A	616	80,000.00	0	1	6/11/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5304464	74457169	EASLEY	4245 BALINGTON DRIVE	VALRICO	FL	33594	OWNER-OCC	SFR	360	74.41	0.00	10.900	6/1/2003	5/1/2033	1332.14	141,000.00	140,948.61	140,896.75	ARM	6.250	16.900	10.900	1.000	1.000	5/1/2005	PURCHASE	10.900	Full	B-	484	191,000.00	189,485	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5304522	74457227	PORTER	7008 S OAKES STREET	TACOMA	WA	98409	OWNER-OCC	SFR	360	59.78	0.00	7.900	6/1/2003	5/1/2033	399.75	55,000.00	54,924.42	54,924.42	ARM	4.990	13.900	7.900	1.000	1.000	5/1/2005	REFI-CASH OUT	7.900	Stated	A	618	92,000.00	0	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5304613	74457318	GILDRED	815 SOUTH ROCHESTER ST	TACOMA	WA	98465	NON OWNER	SFR	360	80.00	0.00	5.750	6/1/2003	5/1/2033	561.17	96,160.00	96,058.60	95,958.72	ARM	4.250	11.750	5.750	1.000	1.000	5/1/2005	PURCHASE	5.750	Stated	AA	684	123,000.00	120,200	1	4/11/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5304654	74457359	MOORE	10354 HWY 75	RUSSELLVILLE	AL	35654	OWNER-OCC	SFR	360	58.54	0.00	8.350	6/1/2003	5/1/2033	587.69	77,500.00	77,451.58	77,402.82	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.350	Full	B	523	132,400.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5304753	74457458	COULTER	3051 TERRY AVENUE	CLOVIS	CA	93612	OWNER-OCC	SFR	360	70.00	0.00	7.550	7/1/2003	6/1/2033	639.41	91,000.00	90,923.92	90,923.92	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.550	Full	A	679	130,000.00	0	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5304800	74457505	ALVAREZ	21708 WESTERN BOULEVARD	HAYWARD	CA	94541	OWNER-OCC	SFR	360	79.04	98.80	6.950	6/1/2003	5/1/2033	1747.55	264,000.00	263,781.45	263,561.83	ARM	4.990	12.950	6.950	1.000	1.000	5/1/2005	PURCHASE	6.950	Stated	A	609	339,000.00	334,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5305018	74457714	SMITH	7856 PLYMOUTH ST	OAKLAND	CA	94621	OWNER-OCC	SFR	360	80.00	100.00	7.050	6/1/2003	5/1/2033	1364.08	204,000.00	203,834.42	203,667.87	ARM	4.990	13.050	7.050	1.000	1.000	5/1/2005	PURCHASE	7.050	Stated	A	657	255,000.00	255,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5305081	74457782	MYERS	108 PRINCETON DR	ELK MOUND	WI	54739	OWNER-OCC	SFR	360	90.00	0.00	6.500	6/1/2003	5/1/2033	967.07	153,000.00	152,857.93	152,716.84	ARM	4.250	12.500	6.500	1.000	1.000	5/1/2005	REFI-CASH OUT	6.500	Stated	AA	653	170,000.00	0	1	4/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5305131	74457839	NGUYEN	2150 DAVID ERNEST COURT	TRACY	CA	95377	OWNER-OCC	SFR	360	80.00	95.00	5.250	6/1/2003	5/1/2033	1590.35	288,000.00	287,337.85	287,337.85	ARM	4.250	11.250	5.250	1.000	1.000	5/1/2005	PURCHASE	5.250	Stated	AA	710	375,000.00	360,000	1	4/8/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5305180	74457888	SANCHEZ	1140 & 1142 8TH PLACE	WASCO	CA	93280	OWNER-OCC	2-4 UNITS	360	80.00	100.00	8.850	6/1/2003	5/1/2033	590.63	74,400.00	74,343.07	74,300.72	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.850	Stated	A	690	93,000.00	93,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5305230	74457938	AARON JR	1998 TAYLOR STREET	DETROIT	MI	48206	NON OWNER	2-4 UNITS	360	90.00	0.00	7.250	6/1/2003	5/1/2033	306.98	45,000.00	44,964.90	44,929.58	ARM	4.250	13.250	7.250	1.000	1.000	5/1/2005	PURCHASE	7.250	Full	AA	639	62,000.00	50,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5305289	74457987	GILBERT	510 NORWOOD STREET	LENOIR	NC	28645	OWNER-OCC	SFR	360	90.00	0.00	10.700	6/1/2003	5/1/2033	1523.89	163,800.00	163,737.68	163,674.76	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	10.700	Full	A-	499	182,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5305677	74458373	SAULSBERRY	4840 LOUISIANA AVE	ST LOUIS	MO	63111	OWNER-OCC	SFR	360	85.00	0.00	11.950	7/1/2003	6/1/2033	740.4	72,250.00	72,250.00	72,229.09	ARM	6.250	17.950	11.950	1.000	1.000	6/1/2005	REFI-CASH OUT	11.950	Full	B-	501	85,000.00	0	1	5/6/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5305693	74458399	CUMMINGS	227 W PETERS STREET	WENATCHEE	WA	98801	OWNER-OCC	SFR	360	85.00	0.00	9.960	7/1/2003	6/1/2033	929.29	106,250.00	106,250.00	106,202.59	ARM	5.990	15.960	9.960	1.000	1.000	6/1/2005	REFI-NO CASHOUT	9.960	Full	B	574	125,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5305719	74458415	HARDING JR	8195 COMMONWEALTH	DETROIT	MI	48208	OWNER-OCC	SFR	360	80.00	0.00	7.100	7/1/2003	6/1/2033	349.46	52,000.00	52,000.00	51,958.21	ARM	4.990	13.100	7.100	1.000	1.000	6/1/2005	REFI-CASH OUT	7.100	Stated	A	629	65,000.00	0	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5305834	74458527	WILSON	1606 FRANCIS LANE	PLANO	TX	75074	OWNER-OCC	SFR	360	80.00	0.00	10.700	6/1/2003	5/1/2033	669.4	72,000.00	71,972.60	71,944.98	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	10.700	Full	A-	436	90,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5305975	74458613	JOHNSON	1502 CLINTON AVE	KALAMAZOO	MI	49001	NON OWNER	SFR	360	80.00	0.00	5.000	6/1/2003	5/1/2033	292.03	54,400.00	54,334.64	54,269.00	ARM	4.250	11.000	5.000	1.000	1.000	5/1/2005	REFI-NO CASHOUT	5.000	Stated	AA	697	68,000.00	0	1	4/14/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5305982	74458670	ESCOBAR	7304 GAINES MILL ROAD	AUSTIN	TX	78745	OWNER-OCC	SFR	360	75.00	0.00	10.750	6/1/2003	5/1/2033	1134.18	121,500.00	121,454.76	121,408.11	ARM	5.990	16.750	10.750	1.000	1.000	5/1/2005	REFI-CASH OUT	10.750	Stated	B	567	162,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5306014	74458704	BUSTARD	307 MAPLE AVE	DREXEL HILL	PA	19026	OWNER-OCC	SFR	360	75.00	0.00	9.250	7/1/2003	6/1/2033	1264.87	153,750.00	153,750.00	153,670.29	ARM	5.990	15.250	9.250	1.000	1.000	6/1/2005	REFI-CASH OUT	9.250	Full	B	481	205,000.00	0	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5306055	74458746	WHITWORTH	4618 KNIGHT LAKE COURT	RICHMOND	TX	77469	OWNER-OCC	PUD	360	42.92	0.00	8.500	6/1/2003	5/1/2033	768.91	100,000.00	99,939.41	99,878.28	ARM	5.750	14.500	8.500	1.000	1.000	5/1/2005	REFI-CASH OUT	8.500	Stated	A	603	233,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5306063	74458753	BOYD	11804 DEL ROSA WAY	ST LOUIS	MO	63138	OWNER-OCC	SFR	360	85.00	0.00	9.900	7/1/2003	6/1/2033	854.31	98,175.00	98,175.00	98,130.63	ARM	5.990	15.900	9.900	1.000	1.000	6/1/2005	REFI-CASH OUT	9.900	Full	B	509	115,500.00	0	1	5/28/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5306139	74458829	MOSER	404 LAMP POST LANE	CAMP HILL	PA	17011	OWNER-OCC	SFR	360	90.00	0.00	8.900	7/1/2003	6/1/2033	2354.04	295,200.00	295,035.36	295,035.36	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.900	Full	A-	587	328,000.00	0	1	5/28/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5306170	74458862	JOHNSON	611 W VINE	KALAMAZOO	MI	49008	NON OWNER	SFR	360	80.00	0.00	5.000	6/1/2003	5/1/2033	377.92	70,400.00	70,315.41	70,230.47	ARM	4.250	11.000	5.000	1.000	1.000	5/1/2005	REFI-CASH OUT	5.000	Stated	AA	697	88,000.00	0	1	4/14/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5306253	74458944	KENDRIX	13680 LIGHTHOUSE COURT	FONTANA	CA	92336	OWNER-OCC	SFR	360	85.00	0.00	9.700	6/1/2003	5/1/2033	1563.4	182,750.00	182,823.73	182,536.54	ARM	5.990	15.700	9.700	1.000	1.000	5/1/2005	REFI-CASH OUT	9.700	Full	B	497	215,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5306320	74459028	TERRELL JR	1014 E DORSET ST	PHILADELPHIA	PA	19150	OWNER-OCC	SFR	360	85.00	0.00	8.550	6/1/2003	5/1/2033	735.39	95,200.00	95,085.41	95,085.41	ARM	5.990	14.550	8.550	1.000	1.000	5/1/2005	PURCHASE	8.550	Full	B	567	115,000.00	112,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5306394	74459082	STUMP	285 W TUPPER STREET	BUFFALO	NY	14201	OWNER-OCC	2-4 UNITS	360	80.00	0.00	10.700	6/1/2003	5/1/2033	551.89	59,360.00	59,337.40	59,314.60	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	10.700	Full	B	448	80,000.00	74,200	1	4/25/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5306451	74459140	MEADE	3108 BEAMSVILLE UNION CITY	ANSONIA	OH	45303	OWNER-OCC	MANU/MOBIL	360	84.55	90.54	9.950	8/1/2003	7/1/2033	812.71	93,000.00	93,000.00	93,000.00	ARM	6.750	15.950	9.950	1.000	1.000	7/1/2005	REFI-NO CASHOUT	9.950	Full	B-	591	110,000.00	0	1	6/3/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5306485	74459173	LOPEZ	2419 DWIGHT AVE	POINT PLEASANT BORO	NJ	8742	OWNER-OCC	SFR	360	83.18	0.00	8.360	6/1/2003	5/1/2033	1389	183,000.00	182,885.90	182,771.01	ARM	5.750	14.360	8.360	1.000	1.000	5/1/2005	REFI-CASH OUT	8.360	Full	A-	479	220,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5306618	74459306	BASTO JR	8777 ROSELYNDALE AVENUE	PACOIMA	CA	91331	OWNER-OCC	SFR	360	85.00	0.00	6.400	6/1/2003	5/1/2033	1488.71	238,000.00	237,002.94	237,002.94	ARM	4.250	12.400	6.400	1.000	1.000	5/1/2005	REFI-CASH OUT	6.400	Stated	AA	716	280,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5306717	74459405	BETHEA	235 IMAD COURT	FAIRBURN	GA	30213	OWNER-OCC	SFR	360	80.00	0.00	5.875	6/1/2003	5/1/2033	629.4	106,400.00	106,291.52	106,182.51	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.875	Full	AA	657	133,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5306824	74459512	FERGUSON	1253 W 123RD STREET	LOS ANGELES	CA	90044	OWNER-OCC	SFR	360	80.00	0.00	9.600	6/1/2003	5/1/2033	1357.06	160,000.00	159,845.26	159,845.26	ARM	6.250	15.600	9.600	1.000	1.000	5/1/2005	REFI-CASH OUT	9.600	Full	B-	533	200,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5306964	74459652	COHN	8300 FAIRMOUNT DRIVE M101	DENVER	CO	80247	OWNER-OCC	PUD	360	80.00	0.00	6.250	6/1/2003	5/1/2033	1487.58	241,600.00	241,370.75	241,140.31	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	A	637	302,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5306972	74459660	WHEELER	37431 SOUTH VIEW AVE	DADE CITY	FL	33525	2ND HOME	SFR	360	67.07	0.00	9.600	7/1/2003	6/1/2033	474.58	55,000.00	55,000.00	54,974.61	ARM	5.990	15.600	9.600	1.000	1.000	6/1/2005	REFI-CASH OUT	9.600	Full	B	480	82,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5306998	74459686	VALADEZ	8148 LENNOX AVENUE	PANORAMA CITY	CA	91402	OWNER-OCC	SFR	180	49.78	0.00	5.500	6/1/2003	5/1/2018	935.37	114,500.00	114,089.22	113,676.56	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.500	Stated	AA	771	230,000.00	0	1	4/23/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5307020	74459710	RAZO	5407 N VICEROY AVE	AZUSA	CA	91702	OWNER-OCC	SFR	360	80.00	100.00	6.800	6/1/2003	5/1/2033	1225.62	188,000.00	187,678.52	187,678.52	ARM	4.990	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE	6.800	Stated	A	649	235,000.00	235,000	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5307145	74459835	HANSEN	730 WHITFIELD ROAD	PEARCY	AR	71964	OWNER-OCC	MANU/MOBIL	360	80.00	0.00	10.450	6/1/2003	5/1/2033	728.81	80,000.00	79,967.86	79,935.44	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	10.450	Full	B	516	100,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5307194	74459884	MENDOZA	9031 GERALDINE ST	SAN ANTONIO	TX	78224	OWNER-OCC	SFR	360	41.67	0.00	8.550	6/1/2003	5/1/2033	231.74	30,000.00	29,982.01	29,963.15	ARM	4.990	14.550	8.550	1.000	1.000	5/1/2005	REFI-CASH OUT	8.550	Stated	A	678	72,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5307244	74459934	ISAAC	560 JAMESTOWN AVENUE	DARLINGTON	SC	29532	OWNER-OCC	MANU/MOBIL	360	75.00	95.00	9.650	6/1/2003	5/1/2033	638.87	75,000.00	74,964.26	74,928.23	ARM	6.750	15.650	9.650	1.000	1.000	5/1/2005	PURCHASE	9.650	Full	C	537	100,000.00	100,000	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5307269	74459959	BROWN	15 B DUNDEE QUARTER #101	PALATINE	IL	60074	OWNER-OCC	CONDO	360	61.11	0.00	9.700	6/1/2003	5/1/2033	470.52	55,000.00	54,974.06	54,947.91	ARM	5.990	15.700	9.700	1.000	1.000	5/1/2005	REFI-CASH OUT	9.700	Full	B	484	90,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5307277	74459967	DENTON	135 LINDSEY DR	CANTON	NC	28716	OWNER-OCC	MANU/MOBIL	180	85.00	0.00	8.450	7/1/2003	6/1/2018	983.09	100,130.00	99,851.99	99,851.99	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.450	Full	A	663	117,800.00	0	1	5/13/2003	179	7/1/2003	Group I	6 MO LIBOR	6	N
5307301	74459991	BUEHRING	178 ROBIN CT	BLOOMINGDALE	IL	60108	OWNER-OCC	SFR	360	75.00	0.00	10.350	6/1/2003	5/1/2033	2812.28	311,250.00	311,122.25	310,993.40	ARM	6.750	16.350	10.350	1.000	1.000	5/1/2005	REFI-CASH OUT	10.350	Full	C	535	415,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5307319	74460007	ROBB	809 N HIGHWAY 121	ROOSEVELT	UT	84066	OWNER-OCC	SFR	360	69.31	0.00	11.150	6/1/2003	5/1/2033	674.58	70,000.00	69,981.45	69,951.45	ARM	6.250	17.150	11.150	1.000	1.000	5/1/2005	REFI-CASH OUT	11.150	Full	B-	538	101,000.00	0	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5307418	74460083	REMMER	11543 MARION STREET	NORTHGLENN	CO	80233	OWNER-OCC	SFR	360	74.03	0.00	5.875	6/1/2003	5/1/2033	842.95	142,500.00	142,208.70	142,208.70	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	5.875	Stated	AA	640	192,500.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5307426	74460090	DEAL	713 BAUCOM DEESE RD	MONROE	NC	28110	OWNER-OCC	MANU/MOBIL	360	48.19	0.00	12.250	6/1/2003	5/1/2033	641.32	61,200.00	61,183.43	61,166.69	ARM	6.750	18.250	12.250	1.000	1.000	5/1/2005	REFI-NO CASHOUT	12.250	Full	D	536	127,000.00	0	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5307442	74460107	FIGUEROA	5322 S LAFLIN	CHICAGO	IL	60609	NON OWNER	SFR	360	80.00	0.00	6.125	8/1/2003	7/1/2033	325.68	53,600.00	53,600.00	53,600.00	ARM	4.250	12.125	6.125	1.000	1.000	7/1/2005	PURCHASE	6.125	Full	AA	741	67,000.00	67,000	1	6/6/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5307459	74460205	DOUBET	428 B STREET	BUDA	IL	61314	OWNER-OCC	SFR	360	90.00	0.00	8.800	6/1/2003	5/1/2033	512.1	64,800.00	64,763.10	64,725.93	ARM	5.750	14.800	8.800	1.000	1.000	5/1/2005	REFI-CASH OUT	8.800	Full	A-	659	72,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5307491	74460247	FORSEY	1084 E EASTRIDGE ROAD	SANDY	UT	84094	NON OWNER	SFR	360	85.00	0.00	7.500	6/1/2003	5/1/2033	944.98	135,150.00	135,049.70	134,948.77	ARM	4.990	13.500	7.500	1.000	1.000	5/1/2005	PURCHASE	7.500	Full	A	674	161,000.00	159,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N

LBMLT 2003-4 CLOSING $ SPREAD vs. MLB Total
7/10/2003, 4:16 PM

Prepared by: [illegible]
Sr. Bus. Ops. Analyst
LBMC Capital Markets

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5307509	74460254	FUENTES	5730 TYLER STREET	HOLLYWOOD	FL	33021	OWNER OCC	SFR
5307723	74460478	STEFKO	823 S 14TH STREET	CATASAUQUA	PA	18032	OWNER OCC	SFR
5307780	74460538	ASUNCION	484 SUMMER RED WAY	BRENTWOOD	CA	94513	NON OWNER	PUD
5307798	74460544	CORBY	554 LOCKRIDGE LANE	LAWRENCEVILLE	GA	30045	OWNER OCC	SFR
5307855	74460601	O'DOWD	19 GREENVIEW LANE	VAN ALSTYNE	TX	75495	OWNER OCC	SFR
5307889	74460635	PEEPLES	3945 SHARON CHURCH ROAD	LOGANVILLE	GA	30052	OWNER OCC	SFR
5308002	74460758	TALMAGE JR	40 MONTCALM ST	GLENS FALLS	NY	12801	OWNER OCC	2-4 UNITS
5308127	74460874	HOWE	12725 KENNEDY STREET	LA GRAND	CA	95333	NON OWNER	SFR
5308168	74460918	BLANCO	4029 N WEST AVENUE	FRESNO	CA	93705	OWNER OCC	SFR
5308242	74460990	NIELSON	5824 HERITAGE DRIVE	IONE	CA	95640	NON OWNER	SFR
5308341	74461098	RODRIGUEZ	3728 BLUE MOUNTAIN DRIVE	SAN JOSE	CA	95127	OWNER OCC	SFR
5308531	74461286	SUTTON	572 ELBRIDGE DRIVE NW	ATLANTA	GA	30318	NON OWNER	SFR
5308564	74647439	KOHL	5426 PARK LAKE	SAN ANTONIO	TX	78244	OWNER OCC	SFR
5308572	74461328	SPELLEN	1310 PACIFIC STREET	BROOKLYN	NY	11216	OWNER OCC	2-4 UNITS
5308606	74461351	BUSWELL	503 E ERMINA AVENUE	SPOKANE	WA	99207	OWNER OCC	SFR
5308614	74461369	FAVELA	1084 M STREET	SPRINGFIELD	OR	97477	OWNER OCC	SFR
5308630	74461385	EHY	827 PROSPECT ST	FT MORGAN	CO	80701	OWNER OCC	SFR
5308663	74461419	JENKINS	2418 WHEELER	HOUSTON	TX	77004	NON OWNER	SFR
5308671	74461427	MCKENNY	2138 MOHAWK BOULEVARD	TULSA	OK	74110	OWNER OCC	SFR
5308697	74461443	COLBY	114 GREEN STREET	LANSDALE	PA	19446	OWNER OCC	SFR
5308747	74461492	REID	9 PHELPS PLACE	STATEN ISLAND	NY	10301	OWNER OCC	SFR
5308879	74537238	HUNTER	2120 HAMLIN DRIVE	ANTIOCH	CA	94509	OWNER OCC	SFR
5308929	74461674	KIM	3459 CARRILLO DRIVE	SAN LEANDRO	CA	94578	OWNER OCC	SFR
5308937	74461682	O'NEAL	826 BENICIA ROAD	VALLEJO	CA	94591	OWNER OCC	SFR
5308952	74461708	AIKEN	98 COUNTY ROAD 350	TRINITY	AL	35673	OWNER OCC	MANU/MOBIL
5308994	74461740	DE SALES	1271 NW 13TH STREET # 403E	BOCA RATON	FL	33486	OWNER OCC	CONDO
5309026	74461773	ALLEN	4762 LUCIA CT	WEST PALM BEACH	FL	33415	OWNER OCC	PUD
5309042	74461799	McCLOSKEY	3105 BROWNSVILLE ROAD	LIBRARY	PA	15129	OWNER OCC	SFR
5309083	74461831	BANZON	14807 LEMOLI AVENUE	GARDENA	CA	90249	OWNER OCC	SFR
5309141	74461896	MCCARVER	844 PINEWOOD	TOLEDO	OH	43607	NON OWNER	SFR
5309240	74461997	PEREZ	2105 LONGWOOD ROAD	WEST PALM BEACH	FL	33409	OWNER OCC	SFR
5309323	74462078	DOMINGUEZ	2570 OAKMONT STREET	SACRAMENTO	CA	95815	OWNER OCC	SFR
5309364	74462110	RODRIGUEZ	20522 SW 122ND AVENUE	MIAMI	FL	33177	OWNER OCC	SFR
5309372	74462128	SMILEY	907 W MARLETTE STREET	IONE	CA	95640	OWNER OCC	MANU/MOBIL
5309398	74462144	SIMONS	1860 EUSTIS STREET	SAINT PAUL	MN	55113	OWNER OCC	SFR
5309422	74462177	SACKS	790 AVON CREST BLVD	NISKAYUNA	NY	12309	OWNER OCC	SFR
5309430	74462185	BURT	4932 8TH AVENUE	LOS ANGELES	CA	90043	NON OWNER	SFR
5309448	74462193	DEAUTREMELL	4162 SAPPHIRE TERRACE	WESTON	FL	33331	OWNER OCC	PUD
5309455	74462201	NIGRELLI	4208 17TH AVENUE WEST	BRADENTON	FL	34205	OWNER OCC	SFR
5309463	74462235	FERGUSON	4424 TACOMA STREET	DALLAS	TX	75216	OWNER OCC	SFR
5309505	74462250	MARS	7817 SAGEBROOK ROAD	COLUMBIA	SC	29223	OWNER OCC	SFR
5309513	74462268	WITMER	45045 CORTE ROSA	TEMECULA	CA	92592	OWNER OCC	SFR
5309681	74462417	VILLARREAL	1800 N 27TH LANE	MCALLEN	TX	78501	OWNER OCC	SFR
5309752	74462508	MOSES	1397 ASCOT AVENUE	HIGHLANDS RANCH	CO	80126	OWNER OCC	PUD
5309836	74462581	DICKERSON	115 GRAUB RANCH TRAIL	CARTHAGE	NC	28327	OWNER OCC	MANU/MOBIL
5309885	74462631	FIOLA	107 NE 13TH AVENUE	CAPE CORAL	FL	33909	NON OWNER	SFR
5309943	74462698	SHEPARD	29 CASTILLO ROAD	BELEN	NM	87002	OWNER OCC	MANU/MOBIL
5309950	74462706	PEGG JR	401 LAKESHORE DRIVE	BIG LAKE	MN	55309	OWNER OCC	SFR
5309976	74462722	WRIGHT	31 ATHELWOLD STREET	DORCHESTER	MA	2124	OWNER OCC	2-4 UNITS
5310008	74462755	FIOLA	1150 SE 13TH STREET	CAPE CORAL	FL	33990	NON OWNER	SFR
5310016	74462763	LEE	2139 S CORONA STREET	DENVER	CO	80210	NON OWNER	SFR
5310263	74463019	TEIXEIRA	73 FESSENDEN STREET	WARWICK	RI	2888	OWNER OCC	SFR
5310289	74463035	NIX	1600 UTOPIA STREET	BENTON	AR	72015	OWNER OCC	SFR
5310366	74463142	WILLIS	15081 ALMA ST	DETROIT	MI	48205	OWNER OCC	SFR
5310412	74463167	RAMOS	12108 E EXPOSITION DRIVE	AURORA	CO	80012	OWNER OCC	SFR
5310420	74463175	JOHNSON	2492 WHISPERING WOODS	JACKSONVILLE	FL	32246	OWNER OCC	SFR
5310446	74463191	ALVAREZ	14532 WILLOWGREEN LANE #23	LOS ANGELES	CA	91342	OWNER OCC	CONDO
5310461	74522348	WIGGAN	20951 DELPHINE DRIVE	WALNUT	CA	91789	OWNER OCC	SFR
5310487	74463233	BABO	1250 E BETHANY HOME	PHOENIX	AZ	85014	OWNER OCC	CONDO
5310503	74463258	WILLIAMS	2277 FLOWERS ROAD	JACKSON SPRINGS	NC	27281	OWNER OCC	MANU/MOBIL
5310529	74463274	BROWN	12203 E BEEKMAN PLACE	DENVER	CO	80233	OWNER OCC	SFR
5310537	74463282	WITMER	2777 LIVMOR AVENUE	PALM SPRINGS	CA	92264	2ND HOME	SFR
5310578	74463324	TAYLOR	13059 GETTYSBURG STREET	FONTANA	CA	92336	OWNER OCC	SFR
5310602	74463415	BROWN	3101 E 11TH ST	KANSAS CITY	MO	64127	NON OWNER	SFR
5310685	74463431	GILBERT	53400 AVENIDA RAMIREZ	LA QUINTA	CA	92253	NON OWNER	SFR
5310834	74463549	NICHOLSON	479 BRISCO ROAD	MARION	TX	78124	OWNER OCC	MANU/MOBIL
5310859	74463005	GOODSON	21525 NE 200TH ST	ARLINGTON	WA	98223	OWNER OCC	MANU/MOBIL
5310875	74463021	JAMES	1839 N HONORE	CHICAGO	IL	60622	NON OWNER	2-4 UNITS
5310883	74463639	LEASE	5520 KENNEDY ST	RIVERDALE	MD	20737	OWNER OCC	SFR
5310982	74463738	BARNES	166 CLEVELAND AVE	OLD BRIDGE	NJ	8879	OWNER OCC	SFR
5311014	74463781	CARDENAS	4760 CHURCH STREET	GILROY	CA	95020	OWNER OCC	SFR
5311147	74463894	CHACON	4647 NW 183TH TERRACE	MIAMI	FL	33055	OWNER OCC	SFR
5311261	74464009	HYGH	44625 FOXBORO COURT	LANCASTER	CA	93535	OWNER OCC	SFR
5311279	74464017	WASHINGTON	5740 CHESLEY AVENUE	LOS ANGELES	CA	90043	OWNER OCC	SFR
5311543	74464308	CHIAZZESE	3911 HARVARD ST	HAMBURG	NY	14075	OWNER OCC	2-4 UNITS
5311600	74464363	REECE	1278 MILTON WAY	CARBONDALE	CO	81623	OWNER OCC	SFR
5311818	74464579	STEEVES	1445 CITY AVENUE	SANTA ROSA	CA	95401	OWNER OCC	SFR
5311832	74464585	MAYHEW	163 TIMOTHY MOORE LANE	KENANSVILLE	NC	28349	OWNER OCC	MANU/MOBIL
5311915	74464674	CLARK	ROUTE 4 BOX 348-3	LAKE CITY	FL	32024	OWNER OCC	MANU/MOBIL
5311964	74547753	HALOUZKA	17348 CREEKVIEW DRIVE	SAN DIEGO	CA	92128	OWNER OCC	CONDO
5312004	74464769	SOARES	2308 LIDO CIRCLE	STOCKTON	CA	95207	NON OWNER	SFR
5312053	74464819	BAUTISTA	1240 GARDNER BOULEVARD	SAN LEANDRO	CA	94577	OWNER OCC	SFR
5312079	74464833	ROSAS	2050 E SAN ANTONIO ROAD	SAN JOSE	CA	95116	OWNER OCC	PUD
5312087	74464843	TRUAX	2439 BLUE SPRUCE COURT	MERCED	CA	95340	OWNER OCC	SFR
5312095	74464850	VIGIL	627 8TH STREET	VALLEJO	CA	94590	OWNER OCC	SFR
5312145	74464700	MASCARENA	3728 HEMLOCK STREET	SAN DIEGO	CA	92113	OWNER OCC	SFR
5312194	74464952	STEC	4741 WHITE ROCK CIR #8	BOULDER	CO	80301	OWNER OCC	CONDO
5312277	74465030	VARGAS	9504 N CENTRAL AVE	PHOENIX	AZ	85020	OWNER OCC	SFR
5312368	74465121	COOMBS	10005 E 400 NORTH	HOPE	IN	47246	OWNER OCC	SFR
5312384	74465147	CAZARES	991 SHOWALLY AVE	GALT	CA	95632	OWNER OCC	SFR
5312400	74465162	VILLAFAN	1247 CURTNER AVE	SAN JOSE	CA	95125	OWNER OCC	SFR
5312418	74465170	HAAS	510 WATER STREET	WHITESBORO	TX	76273	OWNER OCC	SFR
5312459	74465212	ROGERS	1931 NEWPORT DRIVE	PITTSBURG	CA	94565	OWNER OCC	PUD
5312483	74465246	HOOLF	3200 OHIO AVENUE	RICHMOND	CA	94804	OWNER OCC	SFR
5312517	74472531	AYON	1712 MILTON STREET	STOCKTON	CA	95205	OWNER OCC	SFR
5312533	74465279	HOEPERMANS	7325 CIRCLET WAY	CITRUS HEIGHTS	CA	95621	OWNER OCC	SFR
5312541	74465287	ACUNA	10426 FM 812	AUSTIN	TX	78617	OWNER OCC	SFR
5312566	74465303	DEYARMON	1126 PARADISE PEAK ROAD	VALLEY SPRINGS	CA	95252	OWNER OCC	SFR
5312699	74465436	CANNING	88 MACOMBER AVENUE	SONORA	CA	95370	OWNER OCC	SFR
5312749	74465485	BIRD	1181 WOOD LANE	GRAYLAND	WA	98547	OWNER OCC	SFR
5312764	74465501	RAMIREZ MALDONADO	1516 MILTON WAY	MILTON	WA	98354	OWNER OCC	SFR
5312780	74465527	BINGHAM	10634 19TH AVE SW	SEATTLE	WA	98146	OWNER OCC	SFR
5312806	74465543	WEPFER	6910 STANFIELD RD SE	LACEY	WA	98503	OWNER OCC	SFR
5312848	74465568	MARTINELL	2120 93RD AVENUE SE	OLYMPIA	WA	98501	OWNER OCC	MANU/MOBIL
5312863	74465584	ULLE	11902 SE 282ND AVENUE	BORING	OR	97009	OWNER OCC	SFR
5312897	74465618	ESPINOZA	2111 WHEELER WAY	ANTIOCH	CA	94509	OWNER OCC	SFR
5312905	74465626	ABRAMS	140 OLD BEAR CREEK ROAD	CHESNEE	SC	29323	OWNER OCC	MANU/MOBIL
5312939	74465659	ORILLION	7930 ROANOKE RUN UNIT 605	SAN ANTONIO	TX	78240	OWNER OCC	CONDO
5312947	74508665	CUNLIFFE JR	37465 HIGHWAY 41	COARSEGOLD	CA	93614	OWNER OCC	SFR
5313028	74465741	MANSFIELD	1777 UTE STREET	JUPITER	FL	33458	OWNER OCC	SFR
5313143	74465865	SANCHEZ	1307 SEVIER AVENUE	MENLO PARK	CA	94025	OWNER OCC	SFR
5313283	74466004	WEHINGER	10489 EVANSHAM PLACE	TRUCKEE	CA	96161	OWNER OCC	PUD
5313325	74466038	ESHER	4042 SAINT ANDREWS WAY	ANTIOCH	CA	94509	OWNER OCC	SFR
5313416	74466129	AMEN	94 E 13TH STREET	ANTIOCH	CA	94509	OWNER OCC	SFR
5313481	74466194	ROSAS	3276 DINKEY CREEK AVENUE	MERCED	CA	95340	OWNER OCC	SFR
5313556	74466269	STRAUSE	400 S GARRISON ST	LAKEWOOD	CO	80226	OWNER OCC	SFR
5313614	74466327	LOY	140 TODD ROAD	JAMESTOWN	KY	42629	OWNER OCC	MANU/MOBIL
5313630	74466343	BRUCE	17147 S ELIZABETH	CHICAGO	IL	60643	OWNER OCC	SFR
5313655	74466368	TRIFAN	400 STONETOWN ROAD	RINGWOOD	NJ	7456	OWNER OCC	SFR
5313663	74466376	ALCOCER JR	1033 SAN ANTONIO	SOLEDAD	CA	93960	OWNER OCC	SFR
5313689	74466392	ROSSI	335 HOSEANE STREET	FORT PIERCE	FL	34982	NON OWNER	SFR
5313697	74466400	BURCH	RD#1 MAPLE DR	MONTROSE	PA	18801	OWNER OCC	SFR
5313762	74466475	ABNER	871 E 4TH STREET	DURANGO	CO	81301	OWNER OCC	SFR
5313846	74466558	GONZALEZ	1604 9TH STREET	EUNICE	NM	88231	OWNER OCC	SFR
5313887	74466590	VIEIRA	253 WEBSTER AVENUE	PROVIDENCE	RI	2909	OWNER OCC	SFR
5313895	74466608	PELAYO	1125 W CEDAR STREET	OXNARD	CA	93033	OWNER OCC	SFR
5313930	74466673	POSEY	326 WILDERNESS TRAIL RD	EASLEY	SC	29640	OWNER OCC	MANU/MOBIL

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PMT	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5314083	74464700	REAGAN	7118 WALNUT LANE	MILLSTADT	IL	62260	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5314091	74466806	BROCK	2201 HOUSTON	ELDORADO	AR	71730	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5314125	74466830	RODRIGUEZ	5640 SW 87 AVENUE	COOPER CITY	FL	33328	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5314174	74466889	DECKER	2336 FAIRWAY DRIVE	SPANISH FORK	UT	84660	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5314240	74466954	CORNELL III	4840 EXPRESS DRIVE SOUTH	RONKONKOMA	NY	11779	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5314349	74467251	SCHRAMER	2268 BEACHAM DRIVE	CASTLE ROCK	CO	80104	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5314430	74467135	KLONTZ	4323 WAYNESVILLE	JAMESTOWN	OH	45335	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5314448	74467143	LUTTRELL	2084 PUEBLO NUEVO CIR	EL PASO	TX	79936	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5314497	74467192	SPARKS	704 15TH STREET SW	BIRMINGHAM	AL	35211	NON OWNER	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5314653	74467358	GUZMAN	1621 S HIGHLAND	BERWYN	IL	60402	OWNER-OCC	2-4 UNITS	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5314695	74467390	GOODMAN	871 RICHARD LANE	DANVILLE	CA	94526	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5314753	74467457	CIRKL-BREHM	2639 W STATE RD 29	SPRING VALLEY	WI	54767	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5314844	74467549	MILLER	4751 KNOLLCREST COURT	ANTIOCH	CA	94531	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5314877	74467572	BARTLETT	150 PARTRIDGE ROAD	PITTSFIELD	MA	1201	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5314893	74467564	RICHEY	1504 N 700 W	MAPLETON	UT	84664	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5314935	74467630	COLES	523 E CHISWICK CIRCLE	HIGHLANDS RANCH	CO	80126	OWNER-OCC	PUD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5314950	74467655	ADAMS	2578 W 1700 S	SYRACUSE	UT	84075	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5315106	74467804	WHITE	19337 KILDONAN DRIVE	GAITHERSBURG	MD	20879	OWNER-OCC	PUD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5315197	74467895	MCFALL	3589 W VINCENT DRIVE	SPRINGFIELD	MO	65810	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5315205	74467903	ANDRIULLI	14814 LONE EAGLE DRIVE	ORLANDO	FL	32837	OWNER-OCC	PUD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5315213	74467911	DAVIDO	711 E 4TH ST	BOYERTOWN	PA	19512	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5315262	74467960	GRANT	4724 40TH PLACE NORTH	BIRMINGHAM	AL	35217	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5315270	74467978	MORALES	2400 106TH AVENUE	OAKLAND	CA	94603	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5315296	74467994	SEWELL	4811 E STATE HWY 29	BERTRAM	TX	78605	OWNER-OCC	MANU	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5315379	74468075	RAMIREZ	1327 AMARDOR AVE	ONTARIO	CA	91764	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5315387	74468077	SALCEDO	16731 E BROOKPORT STREET	COVINA	CA	91722	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5315429	74468117	RODRIGUEZ	4215 AUTUMN MIST	SAN ANTONIO	TX	78250	OWNER-OCC	PUD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5315510	74468190	MOORE	9601 S LONGWOOD DRIVE	CHICAGO	IL	60643	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.279 WA Rate | 11,789 Loan Count
353.77 WA Rterm | $ 2,200,006,305.17 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5320453	74473232	KEELING	23939 ROOSTER HILL ROAD	NEVADA CITY	CA	95959	OWNER OCC	SFR
5320502	74473281	CHIESA	43201 BIG SPRINGS COURT	OLD STATION	CA	96071	OWNER OCC	MANU/MOBIL
5320510	74473299	BALTHIS	RR 1 BOX 3342	BEAN STATION	TN	37708	OWNER OCC	SFR
5320569	74473349	ROBINSON	3131 W 153RD STREET	MARKHAM	IL	60426	OWNER OCC	SFR
5320643	74473422	SMITH	818 MILL AVE SE	ORTING	WA	98360	OWNER OCC	SFR
5320718	74473497	BORHAUG	1325 ELM AVENUE	GLENDALE	CA	91201	OWNER OCC	SFR
5320734	74473513	RADACH	809 S GOLD ST	CENTRALIA	WA	98531	NON OWNER	SFR
5320775	74473539	KIM	7409 CORAL LANE SW	LAKEWOOD	WA	98498	OWNER OCC	SFR
5320791	74547781	ZECHMANN	8511 110TH STREET EAST	PUYALLUP	WA	98373	OWNER OCC	SFR
5320866	74473620	STENBOM	8654 NE STATE HIGHWAY 104	KINGSTON	WA	98346	OWNER OCC	MANU/MOBIL
5320908	74473681	GRIMM JR	801 NW COAST ST #1	NEWPORT	OR	97365	2ND HOME	CONDO
5320932	74473606	GOMEZ	337 VIOLET ROAD	HERCULES	CA	94547	OWNER OCC	SFR
5321013	74473778	KIRCHNER	1973 PEBBLE BEACH ROAD	LAKE HILLS	TX	78063	OWNER OCC	SFR
5321070	74473838	CONTRERAS	554 MORNING GLORY DRIVE	PATTERSON	CA	95363	OWNER OCC	SFR
5321088	74473844	TREMINO	12711 VIDORRA VISTA DRIVE	SAN ANTONIO	TX	78216	OWNER OCC	PUD
5321161	74473919	JUAREZ	1430 CRUCERO DRIVE #A	SAN JOSE	CA	95122	OWNER OCC	CONDO
5321245	74473992	SHANNON	7451 LAKEWOOD PARK	SACRAMENTO	CA	95828	OWNER OCC	SFR
5321252	74474006	TORREY	411 E HAROLD STREET	LODI	CA	95242	OWNER OCC	SFR
5321260	74474018	GARCIA	3615 NORTHWOOD DRIVE NO C	CONCORD	CA	94520	OWNER OCC	CONDO
5321286	74474032	ANDRADE	2360 RALMAR AVENUE	EAST PALO ALTO	CA	94303	OWNER OCC	SFR
5321294	74474040	GIST	35185 STEVENS STREET	RAYMOND	CA	93653	OWNER OCC	MANU/MOBIL
5321336	74474081	HELMER	1782 S ROME STREET	GILBERT	AZ	85296	OWNER OCC	PUD
5321377	74474123	WISE	3055 CLEVELAND STREET	BEAUMONT	TX	77703	OWNER OCC	SFR
5321385	74474131	GARDEA	117 AUTUMN ROAD	MADERA	CA	93637	OWNER OCC	SFR
5321427	74474172	HUTCHINSON	3090 KINGS CROSS ROAD	LUMBERTON	NC	28360	OWNER OCC	SFR
5321476	74474222	DAVIS	1635 HENSON ROAD	PARADISE	CA	95969	OWNER OCC	SFR
5321492	74474248	GARZA	1110 W EL MONTE ST	STOCKTON	CA	95207	OWNER OCC	SFR
5321500	74474255	BREDEMEYER	2033 SHADYBROOK DR	FORT WAYNE	IN	46803	NON OWNER	SFR
5321609	74474354	SILVERIO	1174 WEST MILLBRAE AVENUE	FRESNO	CA	93711	OWNER OCC	SFR
5321617	74474362	MATIAS	932 CORTINA WAY	SALINAS	CA	93905	OWNER OCC	SFR
5321690	74474446	TORIBIO	50707 SAMOS AVENUE	LANCASTER	CA	93536	OWNER OCC	SFR
5321716	74474461	SANCHEZ	2023-2025 CITY VIEW AVE	LOS ANGELES	CA	90033	OWNER OCC	2-4 UNITS
5321740	74474495	JOHNSON	929 NW 55 STREET	MIAMI	FL	33127	OWNER OCC	SFR
5321757	74474503	JOHNSON	4716 ELMDALE PLACE	TAMPA	FL	33617	OWNER OCC	SFR
5321773	74474529	TRUJILLO	13342 LEE DRIVE	WESTMINSTER	CA	92683	OWNER OCC	SFR
5321807	74474552	SIMMONS	41 RODGERS STREET	VALLEJO	CA	94590	NON OWNER	CONDO
5321815	74474560	SIMMONS	9853 A STREET	OAKLAND	CA	94603	NON OWNER	SFR
5321955	74474701	HIGUERA SR	291 JOE WRIGHT ROAD	KLAMATH FALLS	OR	97603	OWNER OCC	MANU/MOBIL
5321989	74474735	BREDEMEYER	5002 OLIVER STREET	FORT WAYNE	IN	46806	NON OWNER	SFR
5322078	74474828	HUFF	510 MONTGOMERY ROAD	JAMESTOWN	TN	38556	OWNER OCC	MANU/MOBIL
5322086	74474834	HERNDON	15224 DIEKMAN COURT	DOLTON	IL	60419	OWNER OCC	SFR
5322102	74474859	MROCK	63 VICTOR STREET	MEDFORD	MA	2155	OWNER OCC	SFR
5322110	74474867	CABRERA	970 W NORWOOD STREET	RIALTO	CA	92376	OWNER OCC	SFR
5322128	74474875	JOLLY	18075 CARMONA DR	SOUTHFIELD	MI	48075	OWNER OCC	SFR
5322201	74474958	GREEN	3815 BIRNIE AVENUE	FORT SMITH	AR	72904	NON OWNER	SFR
5322243	74474990	JUNGROTH	5536 N XENIA AVENUE	CRYSTAL	MN	55429	OWNER OCC	SFR
5322326	74475070	GREEN	2817 PHILLIPS DRIVE	VAN BUREN	AR	72956	NON OWNER	SFR
5322334	74475088	BARZAGA	4721 SW 135 COURT	MIAMI	FL	33175	OWNER OCC	PUD
5322367	74475112	BENDER	814 WEST UTOPIA ROAD	PHOENIX	AZ	85027	OWNER OCC	SFR
5322383	74475138	GUPTA	1254 COMMONWEALTH AVE	ALLSTON	MA	2134	NON OWNER	CONDO
5322391	74475146	RODRIGUEZ	75 POPLAR ROAD	NORTH AMITYVILLE	NY	11701	OWNER OCC	SFR
5322425	74475179	ARTALE	2552 CYPRESS AVE	EAST MEADOW	NY	11554	OWNER OCC	SFR
5322441	74475195	GREEN	6708 ALMA HIGHWAY	VAN BUREN	AR	72956	NON OWNER	SFR
5322458	74475203	TIETZ	24025 HICKORY BOULEVARD	BELLE PLAINE	MN	56011	OWNER OCC	SFR
5322466	74475211	HANDSCHUMACHER	20 DEBRAH DRIVE	HENRIETTA	NY	14467	OWNER OCC	SFR
5322516	74475260	ALEXANDER	104 PINEVIEW STREET	SUMITON	AL	35148	OWNER OCC	SFR
5322532	74476849	DUNHAM	304 PINE STREET	GRAND JUNCTION	CO	81503	OWNER OCC	SFR
5322540	74475288	JAVELOS JR	3 ECHO CIRCLE	ANTIOCH	CA	94509	OWNER OCC	SFR
5322581	74475328	LEWIS	2450 LORRAINE DR	EAST SAINT LOUIS	IL	62206	OWNER OCC	SFR
5322607	74475344	RADFORD	13 TALLADEGA TRAIL	PENSACOLA	FL	32506	OWNER OCC	SFR
5322656	74475393	MORENO	4013 BROWNWOOD CIRCLE	CORPUS CHRISTI	TX	78410	OWNER OCC	SFR
5322664	74475401	CASADOS	832 CIMARRON AVENUE	RATON	NM	87740	OWNER OCC	SFR
5322672	74475419	HURST	1561 RICE ROAD	CENTERVILLE	IN	47330	OWNER OCC	SFR
5322706	74475443	FONVILLE	615 N 25TH STREET	VAN BUREN	AR	72956	OWNER OCC	SFR
5322730	74475478	DORSEY	536 S COURT STREET	OPELOUSAS	LA	70570	OWNER OCC	SFR
5322789	74475526	DERRITT	13392 ELMENDORF PLACE	DENVER	CO	80239	OWNER OCC	SFR
5322797	74475534	GASTON	2922 APPLE VALLEY DRIVE	HOWARD	OH	43028	OWNER OCC	SFR
5322805	74475542	FLORES	1009 SW 35TH STREET	SAN ANTONIO	TX	78237	OWNER OCC	SFR
5322813	74475559	JORDAN	62 E NORTH AVE	HAGERSTOWN	MD	21740	OWNER OCC	SFR
5322821	74475567	BALDWIN	2045 HARVARD STREET	HOUSTON	TX	77008	OWNER OCC	PUD
5322862	74475609	HERNANDEZ	37818 SPYGLASS CIRCLE	MURRIETA	CA	92563	OWNER OCC	SFR
5322870	74475617	WILLIAMS WHITE	216 FRUITWOOD STREET	HOT SPRINGS	AR	71913	OWNER OCC	SFR
5322912	74475658	GOODWIN	1438 CAMERON	MEMPHIS	TN	38106	OWNER OCC	SFR
5323019	74475757	FIGEROA	2275 NW 33RD STREET	MIAMI	FL	33142	OWNER OCC	2-4 UNITS
5323050	74475799	ABBASI	12752 HUNTER BROOK DRIVE	WOODBRIDGE	VA	22192	OWNER OCC	SFR
5323084	74475823	ESPINOZA	4931 ELTON STREET	BALDWIN PARK	CA	91706	OWNER OCC	SFR
5323100	74475849	PINA SR	985 ELMHURST LANE	FILLMORE	CA	93015	NON OWNER	PUD
5323134	74475872	OSUNA	3601 FREEDOM WAY	ANTIOCH	CA	94509	OWNER OCC	SFR
5323191	74475930	AMOS	225 LENOIR AVENUE	JACKSON	TN	38301	OWNER OCC	SFR
5323225	74475963	STOUDEMIRE	1008 DUNLEIGH DRIVE	CHARLOTTE	NC	28214	OWNER OCC	SFR
5323233	74475971	HALLETT	830 SPARROW LANE	WEST COVINA	CA	91790	OWNER OCC	CONDO
5323241	74475989	BARDWELL	25440 AVE 88	TERRA BELLA	CA	93257	OWNER OCC	SFR
5323274	74476011	NUNO	1255 W 19TH STREET	MERCED	CA	95340	OWNER OCC	SFR
5323282	74476029	LINDSAY	6870 POPLAR GROVE WAY	STONE MOUNTAIN	GA	30087	OWNER OCC	SFR
5323308	74476045	HERNANDEZ	10040 DANUBE AVENUE	LOS ANGELES	CA	91344	OWNER OCC	SFR
5323365	74476102	PRESCOTT	470 IRONDALE ROAD	PORT HADLOCK	WA	98339	OWNER OCC	SFR
5323373	74476110	BALLENGER	105 GOLF STREET	GREER	SC	29650	OWNER OCC	SFR
5323498	74476235	GOMEZ	2408 VILLAGE GREEN #11	SANTA MARIA	CA	93455	OWNER OCC	CONDO
5323506	74476243	OMKARANADA	23841 ROSEHEDGE	SAN JUAN CAPISTRANO	CA	92692	OWNER OCC	SFR
5323613	74476359	SCHUMACHER	6226 TIMOTHY LANE	SYLVANIA	OH	43560	OWNER OCC	SFR
5323670	74476417	FARDAS	7902 JACKSON WAY	BUENA PARK	CA	90620	OWNER OCC	SFR
5323704	74476441	BROWN	525 VAQUEROS AVENUE	RODEO	CA	94572	OWNER OCC	PUD
5323712	74476458	SIMMINGTON	40 SHELTER STREET	ORANGE	MA	1364	OWNER OCC	SFR
5323787	74476318	RITCHEY	59383 HOP PATCH SPRINGS RD	MOUNTAIN CENTER	CA	92561	OWNER OCC	SFR
5323795	74476524	KASSEM	17 EUGENE DRIVE	KINGS PARK	NY	11754	OWNER OCC	SFR
5323829	74476557	VILLASENOR	11840 LAKESIDE AVENUE	LAKESIDE	CA	92040	OWNER OCC	SFR
5323852	74476581	ISOTALO	47683 PALEN STREET	INDIO	CA	92201	OWNER OCC	SFR
5323910	74476650	SCHEERS	437 STATE STREET	BADEN	PA	15005	OWNER OCC	SFR
5323936	74476706	ANDERSON	483 COLONY DR	ROUND LAKE PARK	IL	60073	OWNER OCC	SFR
5323951	74476722	FARFAN	67 FARMINGTON AVENUE	BAY SHORE	NY	11706	OWNER OCC	SFR
5323985	74476755	HETRICK	219 PORTAGE ST	OAK HARBOR	OH	43449	OWNER OCC	SFR
5323993	74476763	HERNANDEZ	2112 S 1ST AVENUE	MAYWOOD	IL	60153	OWNER OCC	SFR
5324009	74476771	NGUYEN	3690 DARKWOOD PLACE	COLORADO SPRINGS	CO	80910	OWNER OCC	PUD
5324025	74476797	STEPHENSON	123 W 200 SOUTH	PRESTON	ID	83263	OWNER OCC	MANU/MOBIL
5324033	74476805	ARCHER	3101 DEEPSPRING DR	CHESAPEAKE	VA	23321	OWNER OCC	SFR
5324058	74476821	SMITH	1229 COLVIN STREET	FORT WORTH	TX	76104	OWNER OCC	SFR
5324108	74476870	ROBERTS	3118 WADE RD	LANCASTER	TX	75146	OWNER OCC	SFR
5324116	74476883	RICE	2079 PLUM POINT RD	HUNTINGTOWN	MD	20639	OWNER OCC	SFR
5324132	74475004	HAMILTON	18 SPRUCE HOLLOW DR	HOWELL	NJ	7731	OWNER OCC	SFR
5324140	74476917	MC HORNEY	10125 HALBERNS BOULEVARD	SANTEE	CA	92071	OWNER OCC	SFR
5324223	74476996	ZIDWICK	6633 KARA DRIVE	EDEN PRAIRIE	MN	55346	NON OWNER	TOWNHOUSE
5324249	74477019	OKAMURA	10 UPTON ST	CAMBRIDGE	MA	2139	NON OWNER	CONDO
5324280	74477050	FORD BRAGG	7049 CR 3715	ATHENS	TX	75752	OWNER OCC	MANU/MOBIL
5324389	74477152	CURIEL	2748 HARDEN AVE	CORNING	CA	96021	OWNER OCC	SFR
5324439	74477209	ZIDWICK	9580 BRIGHTON LANE	EDEN PRAIRIE	MN	55347	NON OWNER	SFR
5324447	74477217	MOLINA	6629 DAIRY AVENUE	NEWARK	CA	94560	OWNER OCC	SFR
5324454	74477225	MARTINEZ	5416 NICOLE WAY	GILROY	CA	95020	OWNER OCC	SFR
5324470	74477241	JACKSON	1503 CROSS AVENUE NE	CANTON	OH	44705	OWNER OCC	SFR
5324520	74477290	MILLER	468 MAPLE AVENUE	VALLEJO	CA	94591	OWNER OCC	SFR
5324561	74477332	WEEDEN	721 BERNCASTLE ROAD	ACTON	CA	93510	OWNER OCC	MANU/MOBIL
5324652	74477423	MANN	1125 MALLONCA DRIVE	BRADENTON	FL	34209	OWNER OCC	SFR
5324744	74477514	ODOM	12600 MAIN ST 328 E ST	WATERFORD	CA	95386	NON OWNER	2-4 UNITS
5324777	74477548	RUBIO	2408 CLARIDGE LANE	STOCKTON	CA	95210	OWNER OCC	SFR
5324819	74477580	AGUILAR	928 E EMPIRE STREET	SAN JOSE	CA	95112	OWNER OCC	SFR
5324827	74477597	CALDERON	508 MORNING GLORY DRIVE	PATTERSON	CA	95363	OWNER OCC	SFR
5324835	74477608	BOWLER	1407 W 25TH STREET	MERCED	CA	95340	OWNER OCC	SFR
5324868	74477632	BYRD	108 HILLCREST DRIVE	LAVERNIA	TX	78121	OWNER OCC	SFR

LOAN NUMBER	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PNI	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP
5320453	360	80.00	0.00	8.000	7/1/2003	6/1/2033	1291.43	176,000.00	175,881.90	175,881.90	FXD	0.000	0.000	0.000	0.000	0.000
5320502	360	82.96	0.00	11.550	6/1/2003	5/1/2033	1113.41	112,000.00	111,964.59	111,928.84	FXD	0.000	0.000	0.000	0.000	0.000
5320510	360	73.89	0.00	8.600	7/1/2003	6/1/2033	849.43	133,000.00	133,000.00	132,882.66	FXD	0.000	0.000	0.000	0.000	0.000
5320569	360	80.00	100.00	7.150	6/1/2003	5/1/2033	1026.62	152,000.00	151,879.05	151,757.36	FXD	0.000	0.000	0.000	0.000	0.000
5320643	360	90.00	0.00	9.950	6/1/2003	5/1/2033	990.98	113,400.00	113,298.17	113,298.17	ARM	5.750	15.950	9.950	1.000	1.000
5320718	360	57.14	0.00	6.850	6/1/2003	5/1/2033	1834.73	280,000.00	279,525.85	279,525.85	ARM	4.990	12.850	6.850	1.000	1.000
5320734	360	40.00	0.00	9.550	6/1/2003	5/1/2033	337.81	40,000.00	39,980.52	39,920.82	ARM	5.750	15.550	9.550	1.000	1.000
5320775	360	95.00	0.00	6.700	6/1/2003	5/1/2033	1685.76	261,250.00	260,806.25	260,749.70	ARM	4.250	12.700	6.700	1.000	1.000
5320791	360	80.00	100.00	7.150	6/1/2003	5/1/2033	837.51	124,000.00	123,901.37	123,802.08	ARM	4.990	13.150	7.150	1.000	1.000
5320866	360	90.00	0.00	8.050	6/1/2003	5/1/2033	1307.15	177,300.00	177,182.24	177,063.68	ARM	5.750	14.050	8.050	1.000	1.000
5320908	360	85.00	0.00	7.600	6/1/2003	5/1/2033	611.69	85,000.00	84,940.61	84,880.83	ARM	4.990	13.600	7.600	3.000	1.000
5320932	360	80.00	100.00	6.350	6/1/2003	5/1/2033	1991.16	320,000.00	319,702.17	319,402.77	ARM	4.990	12.350	6.350	1.000	1.000
5321013	360	83.44	0.00	9.450	7/1/2003	6/1/2033	1886.24	225,300.00	225,188.00	225,188.00	ARM	5.750	15.450	9.450	1.000	1.000
5321070	360	77.38	0.00	6.000	6/1/2003	5/1/2033	876.85	146,250.00	146,104.40	145,958.07	FXD	0.000	0.000	0.000	0.000	0.000
5321088	360	80.00	100.00	6.850	6/1/2003	5/1/2033	1080.08	164,826.00	164,687.91	164,548.37	ARM	4.990	12.850	6.850	1.000	1.000
5321161	360	80.00	100.00	7.250	6/1/2003	5/1/2033	1277.04	187,200.00	187,053.96	186,907.04	ARM	4.990	13.250	7.250	1.000	1.000
5321245	360	90.00	0.00	7.800	6/1/2003	5/1/2033	874.65	121,500.00	121,329.65	121,329.65	FXD	0.000	0.000	0.000	0.000	0.000
5321252	360	65.93	0.00	6.500	6/1/2003	5/1/2033	567.55	89,000.00	88,836.63	88,836.63	FXD	0.000	0.000	0.000	0.000	0.000
5321260	360	80.00	100.00	7.050	6/1/2003	5/1/2033	1230.35	184,000.00	183,700.42	183,700.42	ARM	4.990	13.050	7.050	1.000	1.000
5321286	360	60.00	0.00	6.250	6/1/2003	5/1/2033	1477.73	240,000.00	239,772.27	239,543.35	FXD	0.000	0.000	0.000	0.000	0.000
5321294	360	73.00	0.00	6.500	6/1/2003	5/1/2033	461.41	73,000.00	72,867.48	72,867.66	ARM	4.990	12.500	6.500	1.000	1.000
5321336	360	80.00	100.00	7.400	6/1/2003	5/1/2033	790.87	114,224.00	114,137.51	114,050.49	ARM	4.990	13.400	7.400	1.000	1.000
5321377	360	80.00	0.00	10.550	7/1/2003	6/1/2033	330.66	36,000.00	36,000.00	35,985.84	ARM	5.750	16.550	10.550	1.000	1.000
5321385	360	60.00	0.00	6.875	7/1/2003	6/1/2033	610.95	93,000.00	93,000.00	92,921.86	FXD	0.000	0.000	0.000	0.000	0.000
5321427	360	90.00	0.00	9.300	7/1/2003	6/1/2033	951.9	115,200.00	115,200.00	115,140.90	ARM	4.990	15.300	9.300	1.000	1.000
5321476	360	90.00	0.00	8.900	6/1/2003	5/1/2033	1774.4	193,500.00	193,291.71	193,126.74	FXD	0.000	0.000	0.000	0.000	0.000
5321492	360	85.00	85.04	6.650	6/1/2003	5/1/2033	1118.63	174,250.00	174,027.70	173,873.47	ARM	4.250	12.650	6.650	1.000	1.000
5321500	360	70.00	0.00	6.500	6/1/2003	5/1/2033	217.38	33,600.00	33,569.62	33,539.06	FXD	0.000	0.000	0.000	0.000	0.000
5321609	360	75.00	0.00	10.725	6/1/2003	5/1/2033	1453.31	156,000.00	155,940.84	155,881.35	ARM	6.750	16.725	10.725	1.000	1.000
5321617	360	80.00	100.00	6.350	6/1/2003	5/1/2033	1677.55	269,600.00	269,349.08	269,096.84	ARM	4.990	12.350	6.350	1.000	1.000
5321690	360	67.10	0.00	8.500	6/1/2003	5/1/2033	799.68	104,000.00	103,936.86	103,873.40	FXD	0.000	0.000	0.000	0.000	0.000
5321716	360	80.00	100.00	7.550	6/1/2003	5/1/2033	899.39	128,000.00	127,905.94	127,811.29	ARM	4.990	13.550	7.550	1.000	1.000
5321740	360	80.00	100.00	8.800	6/1/2003	5/1/2033	727.06	92,000.00	91,894.83	91,854.83	FXD	0.000	0.000	0.000	0.000	0.000
5321757	360	90.00	0.00	10.050	6/1/2003	5/1/2033	1007.3	114,300.00	114,199.45	114,199.45	ARM	5.750	16.050	10.050	1.000	1.000
5321773	360	80.00	100.00	6.500	6/1/2003	5/1/2033	1913.91	302,800.00	302,526.26	302,251.03	ARM	4.990	12.500	6.500	3.000	1.000
5321807	360	53.33	0.00	7.500	6/1/2003	5/1/2033	559.38	80,000.00	79,940.62	79,880.87	FXD	0.000	0.000	0.000	0.000	0.000
5321815	360	60.78	0.00	7.250	6/1/2003	5/1/2033	1057.38	155,000.00	154,879.08	154,757.43	FXD	0.000	0.000	0.000	0.000	0.000
5321955	360	85.00	100.00	8.950	6/1/2003	5/1/2033	1327.03	165,665.00	165,481.42	165,481.42	ARM	5.750	14.950	8.950	1.000	1.000
5321989	360	70.00	0.00	6.500	6/1/2003	5/1/2033	207.96	32,900.00	32,870.35	32,840.54	FXD	0.000	0.000	0.000	0.000	0.000
5322078	360	80.00	0.00	10.100	6/1/2003	5/1/2033	495.59	56,000.00	55,975.74	55,951.28	ARM	5.990	16.100	10.100	1.000	1.000
5322086	360	88.49	0.00	6.650	6/1/2003	5/1/2033	789.62	123,000.00	122,737.61	122,737.61	FXD	0.000	0.000	0.000	0.000	0.000
5322102	360	80.00	0.00	7.950	6/1/2003	5/1/2033	2103.22	288,000.00	287,804.78	287,608.27	ARM	4.990	13.950	7.950	1.000	1.000
5322110	360	85.00	0.00	8.600	6/1/2003	5/1/2033	1451.15	187,000.00	186,878.34	186,766.48	ARM	5.990	14.600	8.600	1.000	1.000
5322128	360	85.00	0.00	9.250	6/1/2003	5/1/2033	1594.35	193,800.00	193,699.67	193,597.62	ARM	5.750	15.250	9.250	1.000	1.000
5322201	180	80.00	0.00	6.000	7/1/2003	6/1/2018	310.54	36,800.00	36,673.46	36,673.46	FXD	0.000	0.000	0.000	0.000	0.000
5322243	360	74.29	0.00	9.600	6/1/2003	5/1/2033	1323.13	156,000.00	155,924.87	155,849.14	ARM	5.990	15.600	9.600	1.000	1.000
5322326	180	78.75	0.00	6.125	7/1/2003	6/1/2018	535.9	83,000.00	83,000.00	82,785.66	FXD	0.000	0.000	0.000	0.000	0.000
5322334	360	78.08	0.00	10.050	6/1/2003	5/1/2033	1004.65	114,000.00	113,950.10	113,899.78	ARM	5.990	16.050	10.050	1.000	1.000
5322367	360	85.00	0.00	10.110	7/1/2003	6/1/2033	858.26	96,900.00	96,900.00	96,858.12	ARM	6.250	16.110	10.110	1.000	1.000
5322383	360	90.00	0.00	8.200	6/1/2003	5/1/2033	615.78	82,350.00	82,296.94	82,243.52	ARM	4.990	14.200	8.200	1.000	1.000
5322391	360	90.00	0.00	6.750	7/1/2003	6/1/2033	1371.79	211,500.00	211,500.00	211,317.90	ARM	4.250	12.750	6.750	1.000	1.000
5322425	360	58.82	0.00	6.550	6/1/2003	5/1/2033	1906.08	300,000.00	299,731.42	299,461.37	FXD	0.000	0.000	0.000	0.000	0.000
5322441	180	80.00	0.00	8.125	7/1/2003	6/1/2018	844.4	64,000.00	64,000.00	63,782.27	FXD	0.000	0.000	0.000	0.000	0.000
5322458	360	85.00	0.00	6.000	6/1/2003	5/1/2033	1732.71	289,000.00	288,198.16	288,198.16	ARM	4.250	12.000	6.000	1.000	1.000
5322466	360	69.44	0.00	8.860	7/1/2003	6/1/2033	595.93	75,000.00	75,000.00	74,957.82	ARM	5.900	14.860	8.860	1.000	1.000
5322516	360	85.00	0.00	9.850	6/1/2003	5/1/2033	1384.68	159,800.00	159,777.01	159,653.42	ARM	5.990	15.850	9.850	1.000	1.000
5322532	360	90.00	0.00	6.750	6/1/2003	5/1/2033	793.89	122,400.00	122,077.70	122,077.70	ARM	4.250	12.750	6.750	1.000	1.000
5322540	360	80.00	100.00	6.350	6/1/2003	5/1/2033	1468.48	236,000.00	235,780.35	235,559.54	ARM	4.990	13.350	6.350	3.000	1.000
5322581	180	80.00	0.00	6.250	7/1/2003	6/1/2018	409.65	47,800.00	47,614.11	47,614.11	FXD	0.000	0.000	0.000	0.000	0.000
5322607	360	75.00	56.86	9.050	6/1/2003	5/1/2033	545.56	67,500.00	67,463.50	67,426.73	ARM	5.990	15.050	9.050	3.000	1.000
5322656	360	80.00	0.00	11.100	6/1/2003	5/1/2033	605.89	63,120.00	63,097.97	63,075.74	ARM	6.250	17.100	11.100	1.000	1.000
5322664	360	85.00	0.00	9.750	6/1/2003	5/1/2033	328.63	38,250.00	38,232.15	38,214.16	ARM	5.990	15.750	9.750	3.000	1.000
5322672	360	85.00	0.00	9.250	6/1/2003	5/1/2033	720.26	87,550.00	87,504.60	87,458.85	ARM	5.990	15.250	9.250	1.000	1.000
5322706	360	70.00	0.00	8.149	6/1/2003	5/1/2033	427.2	57,400.00	56,853.74	56,812.62	FXD	0.000	0.000	0.000	0.000	0.000
5322730	360	65.00	0.00	6.400	6/1/2003	5/1/2033	829.43	132,600.00	132,377.77	132,254.35	ARM	4.250	12.400	6.400	1.000	1.000
5322789	360	72.00	0.00	9.300	6/1/2003	5/1/2033	1053.04	127,440.00	127,374.62	127,308.73	ARM	6.750	15.300	9.300	1.000	1.000
5322797	360	90.00	0.00	6.900	6/1/2003	5/1/2033	711.29	108,000.00	107,909.71	107,818.90	ARM	4.250	12.900	6.900	1.000	1.000
5322805	360	80.00	0.00	9.050	6/1/2003	5/1/2033	1034.53	128,000.00	127,930.80	127,861.08	ARM	5.750	15.050	9.050	1.000	1.000
5322813	360	79.31	0.00	6.625	6/1/2003	5/1/2033	736.36	115,000.00	114,898.54	114,796.52	FXD	0.000	0.000	0.000	0.000	0.000
5322821	360	77.72	0.00	8.500	6/1/2003	5/1/2033	1153.38	150,000.00	149,909.12	149,817.60	FXD	0.000	0.000	0.000	0.000	0.000
5322862	360	79.83	0.00	6.125	7/1/2003	6/1/2033	1130.16	186,000.00	186,000.00	185,819.22	FXD	0.000	0.000	0.000	0.000	0.000
5322870	360	73.42	0.00	6.125	7/1/2003	6/1/2033	352.42	58,000.00	57,943.62	57,943.62	ARM	4.250	12.125	6.125	1.000	1.000
5322912	360	80.00	0.00	8.550	8/1/2003	7/1/2033	315.17	40,800.00	40,800.00	40,800.00	FXD	0.000	0.000	0.000	0.000	0.000
5323019	360	80.00	100.00	8.100	7/1/2003	6/1/2033	965.94	130,400.00	130,400.00	130,314.26	ARM	4.990	14.100	8.100	1.000	1.000
5323050	360	50.13	0.00	7.950	6/1/2003	5/1/2033	730.29	100,000.00	99,863.97	99,863.97	ARM	5.990	13.950	7.950	1.000	1.000
5323084	180	62.73	0.00	5.292	6/1/2003	5/1/2018	1112.41	138,000.00	137,496.17	136,960.12	FXD	0.000	0.000	0.000	0.000	0.000
5323100	360	90.00	0.00	7.000	6/1/2003	5/1/2033	1377.18	207,000.00	206,830.32	206,659.65	ARM	4.250	13.000	7.000	1.000	1.000
5323134	360	88.00	0.00	6.000	6/1/2003	5/1/2033	1846.62	308,000.00	307,693.38	307,385.23	ARM	4.250	12.000	6.000	1.000	1.000
5323191	360	75.00	95.00	12.050	7/1/2003	6/1/2033	503.33	48,750.00	48,750.00	48,736.20	ARM	6.750	18.050	12.050	1.000	1.000
5323225	360	85.00	100.00	9.750	6/1/2003	5/1/2033	595.91	69,360.00	69,323.55	69,290.89	ARM	5.750	15.750	9.750	1.000	1.000
5323233	360	78.44	90.81	7.800	6/1/2003	5/1/2033	903.44	125,500.00	125,412.31	125,324.05	FXD	0.000	0.000	0.000	0.000	0.000
5323241	360	90.00	100.00	8.920	6/1/2003	5/1/2033	1259.87	157,500.00	157,500.00	157,373.66	FXD	0.000	0.000	0.000	0.000	0.000
5323274	360	90.00	0.00	8.400	6/1/2003	5/1/2033	1748.42	229,500.00	229,358.08	229,215.17	ARM	5.750	14.400	8.400	1.000	1.000
5323282	360	95.00	0.00	7.700	6/1/2003	5/1/2033	1693.29	237,500.00	237,307.24	237,136.67	ARM	4.250	13.700	7.700	1.000	1.000
5323308	360	90.00	0.00	6.900	6/1/2003	5/1/2033	1600.4	243,000.00	242,796.85	242,592.53	FXD	0.000	0.000	0.000	0.000	0.000
5323365	360	90.00	0.00	7.150	6/1/2003	5/1/2033	668.66	99,000.00	98,921.21	98,841.98	ARM	4.250	13.150	7.150	1.000	1.000
5323373	360	95.00	0.00	7.550	6/1/2003	5/1/2033	634.14	90,250.00	90,183.68	90,116.95	FXD	0.000	0.000	0.000	0.000	0.000
5323498	360	79.77	0.00	6.570	7/1/2003	6/1/2033	884.9	140,000.00	140,000.00	139,873.43	FXD	0.000	0.000	0.000	0.000	0.000
5323506	360	80.00	100.00	6.990	6/1/2003	5/1/2033	1993.63	299,960.00	299,465.84	299,465.84	ARM	6.750	12.990	6.990	3.000	1.000
5323613	360	85.00	0.00	9.600	7/1/2003	6/1/2033	1723.51	199,750.00	199,750.00	199,657.78	ARM	5.750	15.600	9.600	1.000	1.000
5323670	360	85.00	0.00	9.900	6/1/2003	5/1/2033	2292.98	263,500.00	263,380.92	263,260.85	ARM	6.750	15.900	9.900	1.000	1.000
5323704	360	78.83	0.00	6.125	6/1/2003	5/1/2033	1437	236,500.00	236,039.10	236,039.10	FXD	0.000	0.000	0.000	0.000	0.000
5323712	360	85.00	0.00	10.250	6/1/2003	5/1/2033	1241.55	138,550.00	138,491.90	138,433.30	ARM	5.750	16.250	10.250	1.000	1.000
5323787	360	31.75	0.00	5.781	7/1/2003	6/1/2033	585.55	100,000.00	99,896.20	99,896.20	FXD	0.000	0.000	0.000	0.000	0.000
5323795	360	37.34	0.00	10.100	6/1/2003	5/1/2033	1017.72	115,000.00	114,950.20	114,899.98	ARM	6.250	16.100	10.100	1.000	1.000
5323829	360	34.29	0.00	6.750	6/1/2003	5/1/2033	778.32	120,000.00	119,896.68	119,792.78	FXD	0.000	0.000	0.000	0.000	0.000
5323852	360	95.00	0.00	7.950	6/1/2003	5/1/2033	1248.78	171,000.00	170,884.09	170,747.41	ARM	4.250	13.950	7.950	1.000	1.000
5323910	360	80.00	100.00	7.600	7/1/2003	6/1/2033	440.6	62,400.00	62,354.60	62,354.60	FXD	0.000	0.000	0.000	0.000	0.000
5323936	360	95.00	0.00	8.450	6/1/2003	5/1/2033	1436.04	187,625.00	187,508.68	187,391.00	ARM	4.250	14.450	8.450	1.000	1.000
5323951	360	80.00	100.00	7.800	6/1/2003	5/1/2033	1590.02	220,800.00	220,283.92	220,283.92	FXD	0.000	0.000	0.000	0.000	0.000
5323985	360	80.00	0.00	7.000	6/1/2003	5/1/2033	745.14	112,000.00	111,908.19	111,815.65	FXD	0.000	0.000	0.000	0.000	0.000
5323993	180	66.15	0.00	5.750	6/1/2003	5/1/2018	714.16	86,000.00	85,394.40	85,394.40	FXD	0.000	0.000	0.000	0.000	0.000
5324009	180	73.17	0.00	5.875	6/1/2003	5/1/2018	753.41	90,000.00	89,521.96	89,208.83	FXD	0.000	0.000	0.000	0.000	0.000
5324025	360	84.85	0.00	9.150	6/1/2003	5/1/2033	698.84	85,700.00	85,579.21	85,579.21	FXD	0.000	0.000	0.000	0.000	0.000
5324033	360	80.00	0.00	8.500	6/1/2003	5/1/2033	1753.13	228,000.00	227,861.87	227,722.76	ARM	5.990	14.500	8.500	1.000	1.000
5324058	360	80.00	100.00	7.100	6/1/2003	5/1/2033	306.45	45,600.00	45,526.45	45,526.45	ARM	4.990	13.100	7.100	1.000	1.000
5324108	360	85.64	0.00	7.650	6/1/2003	5/1/2033	1142.32	161,000.00	160,784.06	160,668.74	ARM	4.990	13.650	7.650	1.000	1.000
5324116	360	80.00	0.00	8.800	6/1/2003	5/1/2033	1669.06	211,200.00	210,960.31	210,838.64	FXD	0.000	0.000	0.000	0.000	0.000
5324132	360	80.00	0.00	10.300	6/1/2003	5/1/2033	2537.5	282,000.00	281,883.00	281,765.00	ARM	6.750	16.300	10.300	1.000	1.000
5324140	360	76.62	0.00	5.542	6/1/2003	5/1/2033	1682.78	295,000.00	294,340.34	294,340.34	FXD	0.000	0.000	0.000	0.000	0.000
5324223	360	80.00	0.00	6.125	7/1/2003	6/1/2033	855.52	140,800.00	140,800.00	140,663.15	FXD	0.000	0.000	0.000	0.000	0.000
5324249	360	30.87	0.00	7.925	8/1/2003	7/1/2033	1675.65	230,000.00	230,000.00	230,000.00	ARM	4.990	13.925	7.925	1.000	1.000
5324280	360	73.10	0.00	7.800	6/1/2003	5/1/2033	615.71	85,530.00	85,410.09	85,410.09	FXD	0.000	0.000	0.000	0.000	0.000
5324389	360	90.00	95.00	7.050	6/1/2003	5/1/2033	872.61	130,500.00	130,287.54	130,287.54	FXD	0.000	0.000	0.000	0.000	0.000
5324439	360	80.00	0.00	6.125	7/1/2003	6/1/2033	957.6	157,600.00	157,600.00	157,446.82	FXD	0.000	0.000	0.000	0.000	0.000
5324447	360	60.22	0.00	9.800	6/1/2003	5/1/2033	2415.93	280,000.00	279,870.74	279,740.42	ARM	5.750	15.800	9.800	1.000	1.000
5324454	360	44.68	0.00	7.990	6/1/2003	5/1/2033	1539.44	210,000.00	209,716.68	209,716.68	ARM	6.750	13.990	7.990	1.000	1.000
5324470	360	85.00	0.00	8.850	6/1/2003	5/1/2033	526.33	66,300.00	66,262.63	66,224.99	ARM	5.990	14.850	8.850	1.000	1.000
5324520	360	80.00	100.00	6.800	7/1/2003	6/1/2033	1272.56	195,200.00	195,033.57	195,033.57	ARM	4.990	12.800	6.800	1.000	1.000
5324561	360	80.00	0.00	6.900	6/1/2003	5/1/2033	1264.52	192,000.00	191,810.74	191,649.13	FXD	0.000	0.000	0.000	0.000	0.000
5324652	360	85.00	0.00	10.900	6/1/2003	5/1/2033	2256.6	238,850.00	238,762.95	238,675.11	ARM	5.990	16.900	10.900	1.000	1.000
5324744	360	71.05	0.00	7.000	6/1/2003	5/1/2033	898.16	135,000.00	134,889.34	134,778.03	FXD	0.000	0.000	0.000	0.000	0.000
5324777	180	86.01	0.00	6.800	6/1/2003	5/1/2018	1397.72	157,400.00	156,894.71	156,336.29	FXD	0.000	0.000	0.000	0.000	0.000
5324819	360	90.00	95.00	6.750	7/1/2003	6/1/2033	1955.53	301,500.00	301,240.41	301,240.41	ARM	4.250	12.750	6.750	1.000	1.000
5324827	360	90.00	0.00	7.300	6/1/2003	5/1/2033	1147.65	167,400.00	167,140.61	167,140.61	ARM	4.990	13.300	7.300	1.000	1.000
5324835	360	80.00	0.00	7.450	6/1/2003	5/1/2033	985.25	141,600.00	141,387.04	141,387.04	ARM	4.990	13.450	7.450	1.000	1.000
5324868	360	95.00	0.00	8.450	6/1/2003	5/1/2033	472.82	61,750.00	61,712.20	61,674.14	FXD	0.000	0.000	0.000	0.000	0.000

LOAN NUMBER	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5320453		REFI-CASH OUT	8.000	Full	B	555	220,000.00	0	1	5/23/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5320502		REFI-CASH OUT	11.550	Full	B	457	135,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5320510		REFI-CASH OUT	8.600	Stated	A	667	180,000.00	0	1	6/10/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5320569		PURCHASE	7.150	Full	A	668	193,000.00	190,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5320643	5/1/2005	REFI-CASH OUT	9.950	Full	A-	524	126,000.00	0	1	4/23/2003	354	7/1/2003	Group I	6 MO LIBOR	6	N
5320718	5/1/2005	REFI-CASH OUT	6.850	Stated	A-	605	490,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5320734	5/1/2005	PURCHASE	9.550	Full	A-	538	85,000.00	53,000	1	4/25/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5320775	5/1/2005	PURCHASE	6.700	Stated	AA	634	275,000.00	275,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5320791	5/1/2005	PURCHASE	7.150	Full	A	606	155,000.00	155,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5320866	5/1/2005	REFI-CASH OUT	8.050	Full	A-	579	197,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5320908	5/1/2006	REFI-NO CASHOUT	7.600	Full	A	635	100,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5320932	5/1/2005	PURCHASE	6.350	Stated	A	680	400,000.00	400,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5321013	6/1/2005	REFI-NO CASHOUT	9.450	Stated	A-	536	270,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5321070		REFI-CASH OUT	6.000	Stated	AA	653	189,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5321088	5/1/2005	PURCHASE	6.850	Stated	A	787	208,000.00	206,033	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5321161	5/1/2005	PURCHASE	7.250	Stated	A	693	234,000.00	234,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5321245		REFI-CASH OUT	7.800	Stated	AA	682	135,000.00	0	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5321252		REFI-CASH OUT	6.500	Stated	A	640	135,000.00	0	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5321260	5/1/2005	PURCHASE	7.050	Stated	A	645	232,000.00	230,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5321286		REFI-CASH OUT	6.250	Stated	AA	691	400,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5321294	5/1/2005	REFI-CASH OUT	6.500	Full	A	676	100,000.00	0	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5321336	5/1/2005	PURCHASE	7.400	Full	A	618	143,000.00	142,780	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5321377	6/1/2005	REFI-CASH OUT	10.550	Full	A-	566	45,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5321385		REFI-CASH OUT	6.875	Stated	AA	659	155,000.00	0	1	6/4/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5321427	6/1/2005	REFI-CASH OUT	9.300	Full	A-	581	128,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5321476		REFI-CASH OUT	8.900	Full	AA	623	215,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5321492	5/1/2005	PURCHASE	6.650	Stated	AA	641	205,000.00	205,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5321500		REFI-CASH OUT	6.500	Full	AA	677	48,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5321609	5/1/2005	REFI-NO CASHOUT	10.725	Full	C	521	208,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5321617	5/1/2005	PURCHASE	6.350	Stated	A	695	337,000.00	337,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5321690		REFI-CASH OUT	8.500	Stated	B	548	155,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5321716	5/1/2005	PURCHASE	7.550	Full	A	701	183,000.00	160,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5321740		PURCHASE	8.800	Full	B	601	118,000.00	115,000	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5321757	5/1/2005	REFI-CASH OUT	10.050	Full	A-	481	127,000.00	0	1	5/1/2003	354	7/1/2003	Group I	6 MO LIBOR	6	N
5321773	5/1/2006	PURCHASE	6.500	Stated	A	690	378,500.00	378,500	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5321807		REFI-CASH OUT	7.500	Stated	AA	657	150,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5321815		REFI-CASH OUT	7.250	Stated	AA	668	255,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5321955	5/1/2005	PURCHASE	8.950	Full	A-	587	220,000.00	194,900	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5321989		REFI-CASH OUT	6.500	Full	AA	677	47,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322078	5/1/2005	REFI-CASH OUT	10.100	Full	B	527	70,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322086		REFI-NO CASHOUT	6.650	Full	AA	644	139,000.00	0	1	4/15/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5322102	5/1/2005	REFI-CASH OUT	7.950	Stated	A-	579	360,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322110	5/1/2005	REFI-CASH OUT	8.600	Full	B	528	220,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322128	5/1/2005	REFI-NO CASHOUT	9.250	Full	A-	510	228,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322201		REFI-NO CASHOUT	6.000	Stated	AA	660	46,000.00	0	1	5/16/2003	179	7/1/2003	Group I	6 MO LIBOR	6	N
5322243	5/1/2005	REFI-CASH OUT	9.600	Full	B	508	210,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322326		REFI-NO CASHOUT	8.125	Stated	AA	680	80,000.00	0	1	5/16/2003	179	8/1/2003	Group I	6 MO LIBOR	6	N
5322334	5/1/2005	REFI-CASH OUT	10.050	Full	B	501	146,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322367	6/1/2005	REFI-CASH OUT	10.110	Full	B-	515	114,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5322383	5/1/2005	PURCHASE	8.200	Stated	A	724	95,000.00	91,500	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322391	6/1/2005	PURCHASE	6.750	Stated	AA	659	235,000.00	235,000	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5322425		REFI-CASH OUT	6.550	Stated	A-	585	510,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322441		REFI-NO CASHOUT	8.125	Stated	AA	680	80,000.00	0	1	5/16/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5322458	5/1/2005	REFI-CASH OUT	6.000	Stated	AA	655	340,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5322466	6/1/2005	REFI-CASH OUT	8.860	Full	B	529	108,000.00	0	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5322516	5/1/2005	REFI-CASH OUT	9.850	Full	B-	508	188,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322532	5/1/2005	REFI-CASH OUT	6.750	Stated	AA	688	136,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5322540	5/1/2005	PURCHASE	6.350	Full	A	680	295,000.00	295,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322581		REFI-CASH OUT	6.250	Full	AA	652	59,750.00	0	1	5/7/2003	179	7/1/2003	Group I	6 MO LIBOR	6	N
5322607	5/1/2006	PURCHASE	9.050	Stated	B	607	90,000.00	90,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322656	5/1/2005	PURCHASE	11.100	Full	B-	546	78,900.00	78,900	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322664	5/1/2006	PURCHASE	9.750	Full	B	634	58,000.00	45,000	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322672	5/1/2005	REFI-NO CASHOUT	9.250	Full	B	570	103,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322706		REFI-CASH OUT	8.150	Stated	A-	544	82,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322730	5/1/2005	REFI-NO CASHOUT	6.400	Stated	AA	669	204,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322789	5/1/2005	REFI-CASH OUT	9.300	Full	C	506	177,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322797	5/1/2005	REFI-CASH OUT	6.900	Stated	AA	643	120,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322805	5/1/2005	REFI-CASH OUT	9.050	Stated	A-	562	160,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322813		REFI-NO CASHOUT	6.625	Full	AA	672	145,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322821		REFI-CASH OUT	8.500	Full	A-	560	193,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5322862		REFI-CASH OUT	6.125	Full	A+	645	233,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5322870	6/1/2005	REFI-CASH OUT	6.125	Stated	AA	656	79,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5322912		REFI-CASH OUT	8.550	Full	A-	583	51,000.00	0	1	6/18/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5323019	6/1/2005	PURCHASE	8.100	Full	A	607	163,000.00	163,000	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5323050	5/1/2005	PURCHASE	7.950	Stated	A-	608	200,000.00	199,500	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5323084		REFI-NO CASHOUT	5.292	Full	A+	715	220,000.00	0	1	4/11/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5323100	5/1/2005	PURCHASE	7.000	Full	AA	668	230,000.00	230,000	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5323134	5/1/2005	REFI-CASH OUT	6.000	Full	AA	770	350,000.00	0	1	4/16/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5323191	6/1/2005	PURCHASE	12.050	Limited	C	519	65,000.00	65,000	1	5/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5323225	5/1/2005	PURCHASE	9.750	Full	A-	578	81,600.00	81,600	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5323233		REFI-CASH OUT	7.800	Full	A	647	160,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5323241		PURCHASE	8.920	Full	A-	587	175,000.00	175,000	1	4/25/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5323274	5/1/2005	PURCHASE	8.400	Full	A-	539	255,000.00	255,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5323282	5/1/2005	REFI-NO CASHOUT	7.700	Stated	AA	657	250,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5323308		REFI-CASH OUT	6.900	Stated	AA	718	270,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5323365	5/1/2005	REFI-CASH OUT	7.150	Stated	AA	643	110,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5323373		REFI-NO CASHOUT	7.552	Full	AA	629	95,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5323498		REFI-CASH OUT	6.500	Full	AA	645	175,500.00	0	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5323506	5/1/2005	PURCHASE	6.990	Stated	A	693	375,000.00	374,950	1	4/17/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5323613	6/1/2005	REFI-CASH OUT	9.600	Full	A-	508	235,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5323670	5/1/2005	REFI-CASH OUT	9.900	Full	B-	548	310,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5323704		REFI-CASH OUT	6.125	Stated	AA	648	300,000.00	0	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5323712	5/1/2005	REFI-CASH OUT	10.250	Full	A-	487	163,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5323787		REFI-CASH OUT	5.781	Full	A+	712	315,000.00	0	1	5/9/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5323795	5/1/2005	REFI-CASH OUT	10.100	Full	B-	494	308,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5323829		REFI-CASH OUT	6.750	Stated	AA	709	350,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5323852	5/1/2005	PURCHASE	7.950	Stated	AA	649	180,000.00	180,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5323910		PURCHASE	7.600	Full	A	603	78,000.00	78,000	1	5/23/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5323936	5/1/2005	PURCHASE	8.450	Stated	AA	681	200,000.00	197,500	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5323951		PURCHASE	7.800	Stated	A	688	276,000.00	276,000	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5323985		REFI-CASH OUT	7.000	Full	A	608	140,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5323993		REFI-CASH OUT	5.750	Full	AA	620	130,000.00	0	1	4/28/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5324009		REFI-NO CASHOUT	5.875	Stated	AA	652	123,000.00	0	1	4/28/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5324025		REFI-NO CASHOUT	9.150	Full	A	608	101,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5324033	5/1/2005	REFI-NO CASHOUT	8.500	Full	B	502	285,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5324058	5/1/2005	PURCHASE	7.100	Stated	A	692	57,000.00	57,000	1	4/22/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5324108	5/1/2005	REFI-NO CASHOUT	7.650	Full	A-	599	188,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5324116		REFI-CASH OUT	8.800	Limited	B	654	264,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5324132	5/1/2005	PURCHASE	10.300	Full	C	604	355,000.00	352,500	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5324140		REFI-CASH OUT	5.542	Full	A+	808	385,000.00	0	1	4/21/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5324223		REFI-CASH OUT	6.125	Full	AA	717	176,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5324249	7/1/2005	REFI-CASH OUT	7.925	Stated	A-	585	745,000.00	0	1	6/4/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5324280		REFI-NO CASHOUT	7.800	Stated	A	658	117,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5324389		PURCHASE	7.050	Stated	AA	737	145,000.00	145,000	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5324439		REFI-CASH OUT	6.125	Full	AA	717	197,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5324447	5/1/2005	REFI-CASH OUT	9.800	Stated	B	503	465,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5324454	5/1/2005	REFI-CASH OUT	7.990	Full	C	609	470,000.00	0	1	5/2/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5324470	5/1/2005	REFI-NO CASHOUT	8.850	Full	B	533	78,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5324520	6/1/2005	PURCHASE	6.800	Stated	A	653	244,000.00	244,000	1	5/23/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5324561		REFI-CASH OUT	6.900	Full	A	669	240,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5324652	5/1/2005	REFI-CASH OUT	10.900	Full	B	468	281,000.00	0	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5324744		REFI-NO CASHOUT	7.000	Full	AA	694	190,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5324777		REFI-NO CASHOUT	6.800	Stated	AA	648	183,000.00	0	1	4/23/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5324819	6/1/2005	REFI-NO CASHOUT	6.750	Stated	AA	638	335,000.00	0	1	6/3/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5324827	5/1/2005	REFI-CASH OUT	7.300	Stated	A-	645	186,000.00	0	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5324835	5/1/2005	REFI-CASH OUT	7.450	Stated	A	678	177,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5324868		PURCHASE	8.450	Stated	AA	698	74,000.00	65,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.278 WA Rate | 11,700 Loan Count
353.77 WA Rterm | $ 1,200,000,305.17 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV
5374297	74477712	TROMBETTA	308 ORBANUS LANE	MONROE TOWNSHIP	NJ	8094	OWNER-OCC	SFR	360	80.00	0.00
5374983	74477738	ZIOWICK	8673 KARA DRIVE	EDEN PRAIRIE	MN	55346	NON OWNER	TOWNHOUSE	360	83.00	0.00
5325055	74477803	RINCON	13001 DES MOINES MEMORIAL DR	BURIEN	WA	98168	OWNER-OCC	SFR	360	80.00	0.00
5325089	74477837	TELLEZ	103 223RD STREET SW	BOTHELL	WA	98021	OWNER-OCC	SFR	360	80.00	100.00
5325105	74477852	IBARRA	7114 163RD ST E TA	PUYALLUP	WA	98375	OWNER-OCC	CONDO	360	80.00	100.00
5325147	74477894	ARNOLD	11707 215TH AVENUE E	SUMNER	WA	98390	OWNER-OCC	MANU/MOBIL	360	70.00	0.00
5325162	74477910	LANGHOLM	5830 147TH ST CT NE	TACOMA	WA	98473	OWNER-OCC	SFR	360	85.00	0.00
5325189	74477936	SKELLENGER	60060 SE MARMOT ROAD	SANDY	OR	97055	OWNER-OCC	MANU/MOBIL	300	83.45	0.00
5325196	74477944	WILLIAMS	19254 137TH AVE NORTHEAST	BOTHELL	WA	98011	OWNER-OCC	SFR	360	80.00	0.00
5325204	74477951	GARRICK	15 E CHERRY LN	SHELTON	WA	98584	OWNER-OCC	SFR	360	64.57	0.00
5325279	74478025	MALDONADO	5107 TOYON COURT	ANTIOCH	CA	94531	OWNER-OCC	SFR	360	80.00	100.00
5325329	74478074	COLE	360 RAINBOW DR	SEDRO WOOLLEY	WA	98284	2ND HOME	SFR	360	80.00	0.00
5325352	74478108	BOENING	3824 60TH AVENUE EAST	EDGEWOOD	WA	98371	OWNER-OCC	SFR	360	80.00	0.00
5325378	74478124	PURSER	6808 149TH ST CT NW	GIG HARBOR	WA	98332	OWNER-OCC	SFR	360	80.00	100.00
5325394	74478140	JERES	1702 PERIWINKLE WAY	ANTIOCH	CA	94531	OWNER-OCC	SFR	360	84.97	0.00
5325410	74478165	LANDSTEDT	6541 SIERRA SPRINGS DRIVE	POLLOCK PINES	CA	95726	OWNER-OCC	SFR	360	77.73	0.00
5325493	74478240	HERNANDEZ	17432 CALCUTTA STREET	LA PUENTE	CA	91744	OWNER-OCC	SFR	360	80.00	95.00
5325550	74478308	HERNANDEZ	8291 PAISLEY LANE	FONTANA	CA	92335	OWNER-OCC	SFR	360	80.00	100.00
5325659	74478405	SHAFF	1336-1338 S HUDSON AVENUE	LOS ANGELES	CA	90019	OWNER-OCC	2-4 UNITS	360	33.13	0.00
5325691	74478447	HERRERA	319 C CALLE DE LA PAZ	ESPANOLA	NM	87532	OWNER-OCC	SFR	360	85.00	0.00
5325709	74478454	ALEMAN	2324 BRIDLEWOOD DR	RANCHO CORDOVA	CA	95670	OWNER-OCC	SFR	360	80.00	100.00
5325725	74478470	ZIOWICK	8275 TAMARACK TRAIL	EDEN PRAIRIE	MN	55347	NON OWNER	TOWNHOUSE	360	80.00	0.00
5325774	74478520	GRAJEDA	3938 W 5TH STREET SUITE 202	SANTA ANA	CA	92703	OWNER-OCC	CONDO	360	90.00	0.00
5325808	74478553	JACKSON	5582 SOMERSET	DETROIT	MI	48224	OWNER-OCC	SFR	360	80.00	0.00
5325840	74478595	ZIOWICK	8201 OAKMERE ROAD	BLOOMINGTON	MN	55438	NON OWNER	SFR	360	80.00	0.00
5325865	74478611	JULIAN	1728-1930 DUBLIN STREET	NEW ORLEANS	LA	70118	OWNER-OCC	2-4 UNITS	360	65.00	0.00
5325881	74478637	WRIGHT	1 W WILLOW AVENUE	PHOENIX	AZ	85029	OWNER-OCC	SFR	360	90.00	0.00
5325964	74478710	ZIOWICK	6310-12 KUTCHER LANE	EDEN PRAIRIE	MN	55346	NON OWNER	2-4 UNITS	360	80.00	0.00
5326020	74478777	MENDOZA	1800 E HARDING WAY	STOCKTON	CA	95205	OWNER-OCC	SFR	360	80.00	100.00
5326046	74478793	KELLY	945 CRESTVIEW STREET	SALINAS	CA	93906	OWNER-OCC	SFR	360	80.00	0.00
5326186	74478934	RODRIGUEZ	427 E 82ND ST	LOS ANGELES	CA	90003	OWNER-OCC	SFR	360	83.71	0.00
5326269	74479015	MCKUHN	42587 JOLENE COURT	TEMECULA	CA	92592	OWNER-OCC	SFR	360	80.00	99.99
5326301	74479056	VEGA	2211 BEBEE ROAD	KYLE	TX	78640	OWNER-OCC	SFR	360	85.00	100.00
5326319	74479064	WRIGHT WEBSTER	13037 FRANKFORT ST	DETROIT	MI	48213	OWNER-OCC	SFR	360	80.00	100.00
5326335	74479080	NORRIS	10956 VIA BANCO	SAN DIEGO	CA	92126	OWNER-OCC	CONDO	360	62.67	0.00
5326376	74479122	HENDRICKS II	828 70TH STREET NORTH	ST PETERSBURG	FL	33710	NON OWNER	SFR	360	67.33	0.00
5326418	74479163	HENDERSON	6409 AUTUMN TRL	THE COLONY	TX	75056	OWNER-OCC	PUD	360	80.95	0.00
5326491	74479247	GONZALEZ	3225 ISLA COCOA WAY	EL PASO	TX	79925	NON OWNER	PUD	360	80.00	0.00
5326533	74479258	ZUETLAU	321 FRIENDSHIP DRIVE	SPRINGVILLE	AL	35146	OWNER-OCC	MANU/MOBIL	360	80.00	95.00
5326590	74479338	TEINEY	805 OTIS COURT	RED BLUFF	CA	96080	OWNER-OCC	SFR	360	80.36	0.00
5326616	74480765	FLEISCHMANN	2062 WAVERLY LANE	ALGONQUIN	IL	60102	OWNER-OCC	CONDO	360	80.00	100.00
5326640	74479379	SAENZ	12003 BOGARDUS	LA MIRADA	CA	90638	OWNER-OCC	SFR	360	80.00	95.00
5326665	74479395	LONGWORTH	257 TREASURE BEACH ROAD	ST AUGUSTINE	FL	32080	2ND HOME	MANU/MOBIL	360	80.00	0.00
5326673	74479403	LAYFIELD	3811 N DONALD AVE	BETHANY	OK	73008	OWNER-OCC	SFR	360	80.00	0.00
5326681	74479411	PEREZ	3328 EL VEDADO COURT E	WEST PALM BEACH	FL	33405	OWNER-OCC	SFR	360	90.00	0.00
5326764	74479494	HART	9003 W BRIGHT ANGEL CIRCLE	SUN CITY	AZ	85351	OWNER-OCC	PUD	360	80.00	100.00
5326798	74479528	DEANGELO	18 LAKEVIEW AVE	NORTH BRANFORD	CT	6472	OWNER-OCC	SFR	360	60.41	0.00
5326835	74479585	MARRERO	41 MILLER ROAD UNIT 41	BRISTOL	CT	6010	OWNER-OCC	SFR	360	85.00	0.00
5326883	74475819	WELCH	181 MERCER RD	NORRIDGEWOCK	ME	4957	OWNER-OCC	SFR	360	80.00	100.00
5326897	74475627	DANTOWITZ	119 SW 96 AVENUE	PLANTATION	FL	33324	OWNER-OCC	PUD	360	90.00	0.00
5327028	74479759	CYBOSKI	37 NEWFIELD COURT	STAMFORD	CT	6905	OWNER-OCC	SFR	360	47.58	0.00
5327069	74479791	FITZGERALD	68190 CALLE LAS TIENDAS	DESERT HOT SPRINGS	CA	92240	NON OWNER	2-4 UNITS	360	66.07	88.00
5327119	74479841	JOYNER	1155 MEMORIAL AVE	WILLIAMSPORT	PA	17701	OWNER-OCC	SFR	360	70.00	0.00
5327178	74479908	GARCIA	1415 N AVON ST	BURBANK	CA	91505	OWNER-OCC	SFR	360	68.70	0.00
5327184	74479916	STEEN	492 FRANKLIN AVE	CUYAHOGA FALLS	OH	44221	OWNER-OCC	SFR	360	88.58	0.00
5327325	74480054	FLORES	8144 ROAD 128	PIXLEY	CA	93256	OWNER-OCC	SFR	360	80.00	100.00
5327341	74480070	DELONG	949 S MCCLELLAND ROAD	WHITE CLOUD	MI	49349	OWNER-OCC	SFR	360	80.00	0.00
5327358	74480088	GALLEGOS	9303 CLANCEY AVE	DOWNEY	CA	90240	OWNER-OCC	SFR	360	80.00	0.00
5327390	74480120	BEURET	605 MAYWOOD LANE	HOFFMAN ESTATES	IL	60194	OWNER-OCC	SFR	360	80.00	100.00
5327432	74480161	VARGAS	3241 NORTH PARK LANE	LONG BEACH	CA	90807	OWNER-OCC	2-4 UNITS	360	90.00	0.00
5327481	74480211	CLARK	11809 SIERRA HIGHWAY	SAUGUS	CA	91350	OWNER-OCC	SFR	360	75.00	0.00
5327499	74480229	NEIBERGER	2405 RONZANI STREET	PUEBLO	CO	81006	OWNER-OCC	SFR	360	85.00	100.00
5327507	74480237	THOMAS SR	815 HOLLY RIDGE LANE	COTTAGEVILLE	SC	29435	OWNER-OCC	SFR	360	68.04	0.00
5327564	74480294	WISE	840 STILL ROAD	PIERSON	FL	32180	OWNER-OCC	MANU/MOBIL	180	80.00	0.00
5327632	74480362	ATIENZA	14828 DARTMOOR AVENUE	NORWALK	CA	90650	OWNER-OCC	SFR	360	79.67	0.00
5327697	74480427	ASCHENBRENNER	33870 SKY BLUE WATER TRAIL	CATHEDRAL CITY	CA	92234	NON OWNER	2-4 UNITS	360	80.00	90.56
5327705	74480435	HEATH STREMME	1973 HIDDEN GOLD TRAIL	COOL	CA	95614	OWNER-OCC	PUD	360	39.77	0.00
5327713	74480443	GARCIA	2534 SW 132ND AVENUE	MIAMI	FL	33175	OWNER-OCC	SFR	360	71.00	0.00
5327739	74480468	TENNEY	1527 SW ROGERS AVENUE	ATLANTA	GA	30310	NON OWNER	SFR	360	75.00	0.00
5327788	74480518	WONG	11549 CANTLAY STREET	LOS ANGELES	CA	91605	OWNER-OCC	SFR	360	80.00	100.00
5327804	74480534	REZVANI	8123 NOBLE AVENUE	VAN NUYS	CA	91402	OWNER-OCC	SFR	360	90.00	0.00
5327812	74480542	HERRERA	12303 ROSEWELL AVENUE	CHINO	CA	91710	OWNER-OCC	SFR	360	85.00	0.00
5327846	74480575	SCHIANO	422 SOUTH STREET	JIM THORPE	PA	18229	OWNER-OCC	SFR	360	90.00	0.00
5327853	74480583	LASALLE	8712 S KILDARE AVENUE	CHICAGO	IL	60652	OWNER-OCC	SFR	360	85.00	0.00
5327879	74480609	BATRES	217 SOUTH AVENUE 59	LOS ANGELES	CA	90042	OWNER-OCC	SFR	360	80.00	100.00
5327887	74480617	LITTLE	N2459 GREEN VALLEY ROAD	PULASKI	WI	54162	OWNER-OCC	SFR	360	63.87	0.00
5327945	74480674	CARRANZA	1831 COPPER LANTERN DR	HACIENDA HEIGHTS	CA	91745	OWNER-OCC	SFR	180	68.35	0.00
5327978	74480708	LEMUS	8495 CRYSTAL AVENUE	RIVERSIDE	CA	92504	OWNER-OCC	SFR	360	85.00	0.00
5328042	74480799	ALEJANDER	847 BRYSEN	TOLEDO	OH	43609	OWNER-OCC	SFR	360	80.00	100.00
5328059	74480807	ORTIZ	1827 S KEELER AVENUE	CHICAGO	IL	60623	NON OWNER	TOWNHOUSE	360	75.00	0.00
5328109	74480856	STRICKLAND	13091 NE 101ST COURT	ARCHER	FL	32618	OWNER-OCC	MANU/MOBIL	240	85.00	0.00
5328117	74480864	LITTLE	2415 DAYBREAK CT	ELGIN	IL	60123	OWNER-OCC	CONDO	360	90.00	0.00
5328166	74480914	CASTRO	5442 RIDGE WIND LANE	HOUSTON	TX	77053	NON OWNER	PUD	360	65.00	0.00
5328182	74480930	HUTTON	987 989 S CORAL PLACE	PUEBLO WEST	CO	81007	OWNER-OCC	SFR	360	60.00	0.00
5328190	74480948	GORE	8921 S MANHATTAN PLACE	LOS ANGELES	CA	90047	OWNER-OCC	SFR	360	64.00	0.00
5328216	74480963	CRIMM	65 HIGH MOUND DRIVE	BOAZ	AL	35957	OWNER-OCC	MANU/MOBIL	360	81.61	0.00
5328240	74480987	RABY	1112 WOODRUFF RD	JOLIET	IL	60432	NON OWNER	2-4 UNITS	360	90.00	0.00
5328273	74481029	BRITTON	285 PUTNAM AVE	BROOKLYN	NY	11216	OWNER-OCC	2-4 UNITS	360	19.00	0.00
5328281	74481037	HARRIS COLE	2321 33RD STREET SOUTH	ST PETERSBURG	FL	33712	NON OWNER	SFR	360	75.00	0.00
5328349	74481094	RODRIGUEZ	12918 INDIAN LANE	NORWALK	CA	90650	OWNER-OCC	CONDO	360	70.83	0.00
5328364	74481110	SANCHEZ	1112 & 1114 W STUBBS STREET	EDINBURG	TX	78539	NON OWNER	2-4 UNITS	180	80.00	0.00
5328372	74481128	CERVANTES	4208 MARGARITA ST	EDINBURG	TX	78539	OWNER-OCC	SFR	360	80.00	95.00
5328380	74481136	WALES	41 GLEN ROAD	MANITOU SPRINGS	CO	80829	OWNER-OCC	SFR	360	75.00	0.00
5328398	74481144	BANKS	175 DES PLAINES AVE	FOREST PARK	IL	60130	OWNER-OCC	2-4 UNITS	360	76.83	0.00
5328406	74481151	CHAVEZ	1551 FREMONT AVENUE	PUEBLO	CO	81001	OWNER-OCC	SFR	360	90.00	0.00
5328414	74481169	POHL	2215 E 103RD PLACE	THORNTON	CO	80229	OWNER-OCC	PUD	360	90.00	0.00
5328448	74481193	CARLSON	2259 PEAR LANE	MADRID	IA	50156	OWNER-OCC	SFR	360	75.00	0.00
5328463	74481219	CRUZ	3517 FURSEY STREET	DALLAS	TX	75212	OWNER-OCC	SFR	360	80.00	100.00
5328539	74481284	ACEVEDO	14 MCCARTHY AVENUE	SAN FRANCISCO	CA	94134	OWNER-OCC	SFR	360	80.00	100.00
5328570	74481326	LEE	486 105TH AVENUE	OAKLAND	CA	94603	OWNER-OCC	SFR	360	85.00	0.00
5328620	74481375	BLAIR	129 W ELLSWORTH AVENUE	DENVER	CO	80223	OWNER-OCC	SFR	360	72.89	0.00
5328638	74481383	FERGUSON	325 JB RIGSBY ROAD	JASPER	AL	35503	OWNER-OCC	SFR	360	75.00	0.00
5328653	74481409	BROWN	39 P 65 ROAD	BAILEY	CO	80421	OWNER-OCC	SFR	360	90.00	0.00
5328679	74481425	FRANKOWSKI	6315 W MAINT ST	CASS CITY	MI	48726	OWNER-OCC	SFR	360	90.00	0.00
5328687	74481433	SANTIAGO JR	308 CARDIFF DRIVE	KISSIMMEE	FL	34758	OWNER-OCC	PUD	360	80.00	95.00
5328737	74481487	JOHNSON	151 SANDY SPRINGS LANE	BERRY CREEK	CA	95916	OWNER-OCC	MANU/MOBIL	360	57.17	100.00
5328760	74481516	BROWN	7384 VERDUGO WAY	SACRAMENTO	CA	95842	NON OWNER	SFR	360	88.38	0.00
5328786	74481532	NAFEY	18726 SYDNEY CIRCLE	CASTRO VALLEY	CA	94546	OWNER-OCC	PUD	360	40.82	0.00
5328828	74481573	WEDELSTEDT	1843 S ZINNIA COURT	LAKEWOOD	CO	80228	OWNER-OCC	SFR	360	65.00	0.00
5328836	74481581	THOMAS	14303 E CENTRAL	ST ANNE	IL	60964	OWNER-OCC	SFR	360	80.00	0.00
5328844	74481599	BECERRA	2735 WAYNE DR	SAN ANTONIO	TX	78222	OWNER-OCC	SFR	360	70.00	0.00
5328877	74481623	GRANT	214 N MADISON	BOULDER	MT	59632	OWNER-OCC	MANU/MOBIL	360	89.45	0.00
5328935	74481680	GRAHAM	1207 WEST 8TH STREET	ANTIOCH	CA	94509	OWNER-OCC	SFR	360	74.74	0.00
5328943	74481698	YRIBIA	404 W OURAY AVENUE	GRAND JUNCTION	CO	81505	NON OWNER	SFR	360	78.72	0.00
5328992	74481748	BANKS	827 MARSHALL AVE	BELLWOOD	IL	60104	OWNER-OCC	SFR	360	90.00	0.00
5329016	74481763	SERRANO	1848 VASQUEZ DRIVE	FIREBAUGH	CA	93622	OWNER-OCC	SFR	360	80.00	100.00
5329024	74481771	REBOIN	245 SCHOOL ST SE	LACEY	WA	98503	OWNER-OCC	SFR	360	80.00	100.00
5329040	74481797	GUTIERREZ	17724 3RD AVENUE NW	SHORELINE	WA	98177	OWNER-OCC	SFR	360	80.00	0.00
5329073	74481821	TURNER	40125 CHOP CLEAR LAKE RD E	EATONVILLE	WA	98328	OWNER-OCC	SFR	360	85.60	0.00
5329107	74481854	HERNANDEZ	117 BUCKINGHAM STREET	FORT COLLINS	CO	80524	OWNER-OCC	SFR	360	80.00	100.00
5329123	74481870	GONZALEZ	4401 SW 112 COURT	MIAMI	FL	33165	OWNER-OCC	PUD	360	80.00	100.00
5329149	74481896	BONANNO	78 49 85 STREET	RIDGEWOOD	NY	11385	OWNER-OCC	2-4 UNITS	360	85.00	0.00
5329387	74482118	ESTRADA	1721 WESTMORA AVE	STOCKTON	CA	95210	OWNER-OCC	SFR	360	76.88	0.00
5329308	74482142	DUGOSH	17350 LOOP 1604 SOUTH	SAN ANTONIO	TX	78221	OWNER-OCC	SFR	360	34.29	0.00
5329404	74482159	CONRAD	316 BEAVER ST	LANCASTER	PA	17603	OWNER-OCC	SFR	360	85.00	0.00
5329412	74482167	SHUTTER JR	5507 GARDENER RD	ALTAMONT	NY	12009	OWNER-OCC	SFR	360	90.00	0.00
5329479	74482225	DELGADO	458 WEST MARENGO AVENUE	SHAFTER	CA	93263	NON OWNER	SFR	360	80.00	0.00

LOAN NUMBER	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PMT	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE
5374297	8.800	7/1/2003	6/1/2033	808.25	102,400.00	102,400.00	102,341.58	ARM	5.990	14.800	8.800	1.000	1.000	6/1/2005	REFI-NO CASHOUT	8.800
5374983	8.125	7/1/2003	6/1/2033	[illegible]	143,200.00	143,200.00	143,060.87	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.125
5325055	7.300	6/1/2003	5/1/2033	959.8	140,000.00	139,891.87	139,783.08	ARM	4.990	13.300	7.300	1.000	1.000	5/1/2005	PURCHASE	7.300
5325089	7.300	6/1/2003	5/1/2033	1290.65	188,800.00	188,655.72	188,510.58	ARM	5.990	13.300	7.300	1.000	1.000	5/1/2005	PURCHASE	7.300
5325105	6.350	6/1/2003	5/1/2033	647.13	104,000.00	103,903.20	103,805.82	ARM	4.990	12.350	6.350	1.000	1.000	5/1/2005	PURCHASE	6.350
5325147	8.800	7/1/2003	6/1/2033	1244.83	157,500.00	157,500.00	157,410.31	ARM	5.990	14.800	8.800	1.000	1.000	6/1/2005	REFI-NO CASHOUT	8.800
5325162	7.100	6/1/2003	5/1/2033	1342.39	199,750.00	199,589.46	199,427.97	ARM	4.990	13.100	7.100	1.000	1.000	5/1/2005	REFI-CASH OUT	7.100
5325189	8.650	6/1/2003	5/1/2033	1387.64	178,000.00	177,789.77	177,789.77	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.650
5325196	8.350	6/1/2003	5/1/2033	1031.3	136,000.00	135,915.03	135,829.47	ARM	4.990	14.350	8.350	1.000	1.000	5/1/2005	REFI-CASH OUT	8.350
5325204	9.800	6/1/2003	5/1/2033	757.14	87,750.00	87,668.64	87,668.64	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.800
5325279	6.850	6/1/2003	5/1/2033	1860.94	284,000.00	283,760.23	283,519.00	ARM	4.500	13.850	6.850	3.000	1.000	5/1/2005	PURCHASE	6.850
5325329	5.750	6/1/2003	5/1/2033	688.62	118,000.00	117,876.80	117,753.01	ARM	4.250	11.750	5.750	1.000	1.000	5/1/2005	REFI-CASH OUT	5.750
5325352	7.100	6/1/2003	5/1/2033	1612.86	240,000.00	239,807.12	239,611.97	ARM	4.990	13.100	7.100	1.000	1.000	5/1/2005	PURCHASE	7.100
5325378	6.200	7/1/2003	6/1/2033	1254.34	204,800.00	204,800.00	204,603.79	ARM	4.990	12.200	6.200	1.000	1.000	6/1/2005	PURCHASE	6.200
5325394	6.350	6/1/2003	5/1/2033	1513.04	243,000.00	242,773.84	242,546.48	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.350
5325410	8.300	6/1/2003	5/1/2033	1396.38	185,000.00	184,783.64	184,765.64	ARM	5.990	14.300	8.300	1.000	1.000	5/1/2005	REFI-CASH OUT	8.300
5325493	6.625	6/1/2003	5/1/2033	1224.28	191,200.00	190,852.61	190,850.61	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.625
5325550	6.990	8/1/2003	7/1/2033	1276.1	192,000.00	192,000.00	192,000.00	ARM	4.990	12.990	6.990	1.000	1.000	7/1/2005	PURCHASE	6.990
5325659	6.300	7/1/2003	6/1/2033	1021.31	165,000.00	165,000.00	164,844.94	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.300
5325691	7.400	6/1/2003	5/1/2033	1118.2	161,500.00	161,377.71	161,254.67	ARM	5.750	13.400	7.400	3.000	1.000	5/1/2006	REFI-CASH OUT	7.400
5325709	7.050	6/1/2003	5/1/2033	1063.98	159,120.00	158,990.85	158,860.94	ARM	4.990	13.050	7.050	1.000	1.000	5/1/2005	PURCHASE	7.050
5325725	6.125	7/1/2003	6/1/2033	874.98	144,000.00	144,000.00	143,860.04	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.125
5325774	7.050	6/1/2003	5/1/2033	1053.15	157,500.00	157,243.57	157,243.57	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.050
5325808	9.050	6/1/2003	5/1/2033	711.24	88,000.00	87,241.34	87,184.05	ARM	6.250	15.050	9.050	1.000	1.000	5/1/2005	REFI-CASH OUT	9.050
5325840	6.125	7/1/2003	6/1/2033	1847.14	304,000.00	304,000.00	303,704.53	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.125
5325865	8.500	6/1/2003	5/1/2033	1799.29	234,000.00	233,858.24	233,715.48	ARM	4.990	14.500	8.500	1.000	1.000	5/1/2005	REFI-CASH OUT	8.500
5325881	7.750	6/1/2003	5/1/2033	1334.2	186,232.50	186,101.05	185,968.75	ARM	4.990	13.750	7.750	3.000	1.000	5/1/2006	REFI-NO CASHOUT	7.750
5325964	6.500	7/1/2003	6/1/2033	1618.1	256,000.00	256,000.00	255,768.57	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500
5326020	6.600	7/1/2003	6/1/2033	894.13	140,000.00	139,875.87	139,875.87	ARM	4.990	12.600	6.600	1.000	1.000	6/1/2005	PURCHASE	6.600
5326046	6.625	6/1/2003	5/1/2033	1818.49	284,000.00	283,749.43	283,497.47	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.625
5326186	6.500	7/1/2003	6/1/2033	1542.25	244,000.00	244,000.00	243,779.42	ARM	4.250	12.500	6.500	1.000	1.000	6/1/2005	PURCHASE	6.500
5326269	6.600	6/1/2003	5/1/2033	1932.53	302,591.00	302,052.98	302,052.66	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600
5326301	10.300	6/1/2003	5/1/2033	1032.55	114,750.00	114,750.00	114,654.37	ARM	5.750	16.300	10.300	1.000	1.000	5/1/2005	PURCHASE	10.300
5326319	11.350	6/1/2003	7/1/2033	430.7	44,000.00	44,000.00	44,000.00	ARM	6.250	17.350	11.350	1.000	1.000	7/1/2005	PURCHASE	11.350
5326335	6.125	6/1/2003	5/1/2033	1131.38	186,200.00	186,019.07	185,837.11	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.125
5326376	7.200	6/1/2003	5/1/2033	685.58	101,000.00	100,808.05	100,808.05	ARM	4.990	13.200	7.200	1.000	1.000	5/1/2005	REFI-NO CASHOUT	7.200
5326418	8.050	6/1/2003	5/1/2033	1378.67	187,000.00	186,875.79	186,750.75	ARM	6.250	14.050	8.050	1.000	1.000	5/1/2005	REFI-NO CASHOUT	8.050
5326491	8.750	6/1/2003	5/1/2033	392.16	52,200.00	52,166.71	52,133.70	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.750
5326533	8.750	6/1/2003	5/1/2033	753.24	96,000.00	95,889.12	95,889.12	ARM	5.490	14.750	8.750	1.000	1.000	5/1/2005	PURCHASE	8.750
5326590	7.050	6/1/2003	5/1/2033	601.8	90,000.00	89,926.95	89,853.47	ARM	5.990	13.050	7.050	1.000	1.000	5/1/2005	REFI-CASH OUT	7.050
5326616	6.850	6/1/2003	5/1/2033	752.24	114,800.00	114,605.60	114,605.60	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.850
5326640	6.100	6/1/2003	5/1/2033	1696.79	280,000.00	279,723.33	279,444.47	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.100
5326665	7.800	6/1/2003	5/1/2033	1065.41	148,000.00	147,896.58	147,792.51	ARM	4.990	13.800	7.800	1.000	1.000	5/1/2005	PURCHASE	7.800
5326673	12.300	6/1/2003	5/1/2033	370.23	35,200.00	35,190.57	35,181.04	ARM	6.250	18.300	12.300	1.000	1.000	5/1/2005	PURCHASE	12.300
5326681	7.650	6/1/2003	5/1/2033	770.05	108,800.00	108,720.93	108,641.35	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.650
5326764	7.900	6/1/2003	5/1/2033	813.45	111,920.00	111,766.21	111,766.21	ARM	4.990	13.900	7.900	1.000	1.000	5/1/2005	PURCHASE	7.900
5326798	11.250	6/1/2003	5/1/2033	1319.95	135,900.00	135,854.11	135,807.79	ARM	6.250	17.250	11.250	1.000	1.000	5/1/2005	PURCHASE	11.250
5326835	10.800	7/1/2003	6/1/2033	1290.59	137,700.00	137,700.00	137,648.71	ARM	5.990	16.800	10.800	1.000	1.000	6/1/2005	REFI-CASH OUT	10.800
5326883	9.750	7/1/2003	6/1/2033	685.27	79,760.00	79,760.00	79,722.78	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	9.750
5326897	9.450	6/1/2003	5/1/2033	1167.81	139,500.00	139,430.63	139,360.78	ARM	5.750	15.450	9.450	1.000	1.000	5/1/2005	REFI-CASH OUT	9.450
5327028	8.600	7/1/2003	6/1/2033	1567.53	202,000.00	201,880.12	201,880.12	ARM	5.990	14.600	8.600	1.000	1.000	6/1/2005	REFI-CASH OUT	8.600
5327069	7.550	6/1/2003	5/1/2033	1159.38	165,000.00	164,878.77	164,756.77	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005	PURCHASE	7.550
5327119	10.450	7/1/2003	6/1/2033	414.51	45,500.00	45,500.00	45,481.72	ARM	6.250	16.450	10.450	1.000	1.000	6/1/2005	REFI-NO CASHOUT	10.450
5327178	6.375	6/1/2003	5/1/2033	1297.65	208,000.00	207,413.15	207,413.15	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.375
5327184	7.150	6/1/2003	5/1/2033	759.84	112,500.00	112,410.47	112,320.41	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.150
5327325	9.600	6/1/2003	5/1/2033	800.67	94,400.00	94,354.53	94,308.70	ARM	5.750	15.600	9.600	1.000	1.000	5/1/2005	PURCHASE	9.600
5327341	6.375	6/1/2003	5/1/2033	424.24	68,000.00	67,873.70	67,873.70	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.375
5327358	9.100	6/1/2003	5/1/2033	1818.5	224,000.00	223,880.17	223,759.43	ARM	5.750	15.100	9.100	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.100
5327390	7.850	6/1/2003	5/1/2033	1087.9	150,400.00	150,295.97	150,191.26	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.850
5327432	6.750	7/1/2003	6/1/2033	2130.65	328,500.00	328,500.00	328,217.18	ARM	4.990	12.750	6.750	3.000	1.000	6/1/2006	REFI-NO CASHOUT	6.750
5327481	8.450	7/1/2003	6/1/2033	1750.8	228,750.00	228,750.00	228,609.99	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.450
5327499	8.550	6/1/2003	5/1/2033	472.75	61,200.00	61,128.34	61,128.34	ARM	5.750	14.550	8.550	1.000	1.000	5/1/2006	PURCHASE	8.550
5327507	11.650	6/1/2003	5/1/2033	350.62	35,000.00	34,989.17	34,978.24	ARM	6.250	17.650	11.650	1.000	1.000	5/1/2005	REFI-CASH OUT	11.650
5327564	7.700	6/1/2003	7/1/2018	863.35	92,000.00	92,000.00	92,000.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.700
5327632	9.850	6/1/2003	5/1/2033	1724.35	199,000.00	198,817.47	198,817.47	ARM	6.250	15.850	9.850	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.850
5327697	7.150	7/1/2003	6/1/2033	1150.9	170,400.00	170,400.00	170,264.40	ARM	4.990	13.150	7.150	1.000	1.000	6/1/2005	PURCHASE	7.150
5327705	5.875	6/1/2003	5/1/2033	1011.53	171,000.00	170,581.74	170,581.74	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.875
5327713	7.450	6/1/2003	5/1/2033	938.63	134,900.00	134,798.87	134,697.12	ARM	4.990	13.450	7.450	1.000	1.000	5/1/2005	REFI-CASH OUT	7.450
5327739	6.875	6/1/2003	5/1/2033	1083.94	165,000.00	164,861.37	164,721.95	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.875
5327788	6.350	6/1/2003	5/1/2033	1553.11	249,600.00	249,367.69	249,134.15	ARM	4.990	12.350	6.350	1.000	1.000	5/1/2005	PURCHASE	6.350
5327804	6.500	6/1/2003	5/1/2033	1308.39	207,000.00	206,812.86	206,624.71	ARM	4.250	12.500	6.500	1.000	1.000	5/1/2005	PURCHASE	6.500
5327812	6.675	7/1/2003	6/1/2033	1570.12	243,950.00	243,950.00	243,736.85	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.675
5327846	9.850	7/1/2003	6/1/2033	779.06	89,910.00	89,868.93	89,868.93	ARM	5.990	15.850	9.850	1.000	1.000	6/1/2005	PURCHASE	9.850
5327853	6.660	7/1/2003	6/1/2033	983.22	153,000.00	153,000.00	152,865.93	ARM	4.990	12.660	6.660	1.000	1.000	6/1/2005	REFI-CASH OUT	6.660
5327879	6.950	6/1/2003	5/1/2033	1207.4	182,400.00	182,097.13	182,097.13	ARM	4.990	12.950	6.950	1.000	1.000	5/1/2005	PURCHASE	6.950
5327887	7.210	6/1/2003	5/1/2033	594.54	87,500.00	87,431.19	87,361.97	ARM	5.750	13.210	7.210	1.000	1.000	5/1/2005	REFI-CASH OUT	7.210
5327945	5.000	6/1/2003	5/1/2018	2135.15	270,000.00	268,983.65	267,975.49	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.000
5327978	6.950	6/1/2003	5/1/2033	1069.05	161,500.00	161,366.30	161,231.83	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.950
5328042	10.600	7/1/2003	6/1/2033	656.26	71,160.00	71,160.00	71,132.32	ARM	6.250	16.600	10.600	1.000	1.000	6/1/2005	PURCHASE	10.600
5328059	9.600	6/1/2003	5/1/2033	540.71	63,750.00	63,719.29	63,688.33	ARM	4.990	15.600	9.600	1.000	1.000	5/1/2005	PURCHASE	9.600
5328109	7.750	6/1/2003	5/1/2023	464.05	56,525.00	56,426.01	56,326.38	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.750
5328117	7.250	7/1/2003	6/1/2033	1320.02	193,500.00	193,349.04	193,349.04	ARM	4.250	13.250	7.250	1.000	1.000	6/1/2005	REFI-CASH OUT	7.250
5328166	10.800	6/1/2003	5/1/2033	358.44	38,350.00	38,335.71	38,321.29	ARM	5.990	16.800	10.800	1.000	1.000	5/1/2005	REFI-CASH OUT	10.800
5328182	9.550	7/1/2003	6/1/2033	633.38	75,000.00	75,000.00	74,963.50	ARM	6.750	15.550	9.550	1.000	1.000	6/1/2005	PURCHASE	9.550
5328190	7.300	6/1/2003	5/1/2033	1096.92	160,000.00	159,752.07	159,752.07	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.300
5328216	6.300	8/1/2003	7/1/2033	408.52	66,000.00	66,000.00	66,000.00	ARM	5.750	12.300	6.300	1.000	1.000	7/1/2005	REFI-NO CASHOUT	6.300
5328240	8.250	6/1/2003	5/1/2033	638.94	85,050.00	84,995.76	84,941.15	ARM	4.250	14.250	8.250	1.000	1.000	5/1/2005	PURCHASE	8.250
5328273	8.500	7/1/2003	6/1/2033	420.33	68,500.00	68,439.84	68,439.84	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.500
5328281	11.350	6/1/2003	5/1/2033	550.62	56,250.00	56,231.41	56,212.65	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	11.350
5328349	5.750	7/1/2003	6/1/2033	694.46	119,000.00	119,000.00	118,875.75	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	5.750
5328364	7.700	7/1/2003	6/1/2018	915.69	97,600.00	97,600.00	97,310.38	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.700
5328372	11.250	6/1/2003	5/1/2033	730.39	75,200.00	75,174.61	75,148.98	ARM	6.750	17.250	11.250	1.000	1.000	5/1/2005	PURCHASE	11.250
5328380	5.750	6/1/2003	5/1/2033	634.64	108,750.00	108,636.45	108,522.38	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	5.750
5328398	6.990	8/1/2003	7/1/2033	1608.41	242,000.00	242,000.00	242,000.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.990
5328406	9.350	6/1/2003	5/1/2033	933.68	112,500.00	112,442.88	112,385.32	ARM	4.990	15.350	9.350	1.000	1.000	5/1/2005	REFI-CASH OUT	9.350
5328414	6.990	6/1/2003	5/1/2033	939.13	141,300.00	141,183.94	141,067.21	ARM	4.990	12.990	6.990	1.000	1.000	5/1/2005	REFI-CASH OUT	6.990
5328448	5.875	7/1/2003	6/1/2033	732.03	123,750.00	123,750.00	123,623.83	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	5.875
5328463	8.300	6/1/2003	5/1/2033	603.83	80,000.00	79,897.48	79,897.48	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.300
5328539	7.050	6/1/2003	5/1/2033	1925.78	288,000.00	287,531.11	287,531.11	ARM	4.990	13.050	7.050	1.000	1.000	5/1/2005	PURCHASE	7.050
5328570	7.200	7/1/2003	6/1/2033	1471.28	216,750.00	216,579.22	216,579.22	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.200
5328620	8.375	6/1/2003	5/1/2033	1559.68	250,000.00	249,768.45	249,535.86	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.375
5328638	9.400	6/1/2003	5/1/2033	1344.13	181,250.00	181,168.99	161,087.35	ARM	5.750	15.400	9.400	1.000	1.000	5/1/2005	REFI-CASH OUT	9.400
5328653	6.900	6/1/2003	5/1/2033	1345.53	204,300.00	204,129.20	203,957.41	ARM	4.250	12.900	6.900	1.000	1.000	5/1/2005	REFI-CASH OUT	6.900
5328679	9.960	6/1/2003	5/1/2033	1054.79	120,600.00	120,456.19	120,401.18	ARM	5.750	15.960	9.960	1.000	1.000	5/1/2005	REFI-CASH OUT	9.960
5328687	8.425	7/1/2003	6/1/2033	477.32	108,000.00	108,000.00	107,900.93	ARM	4.990	14.425	8.425	1.000	1.000	6/1/2005	PURCHASE	8.425
5328737	6.650	7/1/2003	6/1/2033	385.18	60,000.00	60,000.00	59,947.32	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.650
5328760	7.100	6/1/2003	5/1/2033	1122.3	167,000.00	166,865.64	166,730.63	ARM	4.250	13.100	7.100	1.000	1.000	5/1/2005	REFI-NO CASHOUT	7.100
5328786	6.000	7/1/2003	6/1/2033	1199.11	200,000.00	199,800.86	199,600.85	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.000
5328828	11.550	6/1/2003	5/1/2033	1537.89	154,700.00	154,651.10	154,601.73	ARM	6.750	17.550	11.550	1.000	1.000	5/1/2005	REFI-CASH OUT	11.550
5328836	8.250	6/1/2003	5/1/2033	488.92	65,600.00	65,537.75	65,475.17	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.250
5328844	11.690	7/1/2003	6/1/2033	400.03	39,900.00	39,900.00	39,887.76	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	11.690
5328877	8.650	7/1/2003	6/1/2033	1083.61	139,000.00	138,838.11	138,918.35	ARM	5.750	14.650	8.650	1.000	1.000	6/1/2005	REFI-NO CASHOUT	8.650
5328935	8.850	6/1/2003	5/1/2033	1690.91	213,000.00	212,758.96	212,758.96	ARM	5.750	14.850	8.850	1.000	1.000	5/1/2005	REFI-CASH OUT	8.850
5328943	8.500	6/1/2003	5/1/2033	467.74	74,000.00	73,730.19	73,865.12	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.500
5328992	7.400	6/1/2003	5/1/2033	872.4	126,000.00	125,904.60	125,808.81	ARM	4.250	13.400	7.400	1.000	1.000	5/1/2005	REFI-CASH OUT	7.400
5329016	6.450	6/1/2003	5/1/2033	420.03	66,800.00	66,677.71	66,677.71	ARM	4.990	12.450	6.450	1.000	1.000	5/1/2006	PURCHASE	6.450
5329024	8.550	6/1/2003	5/1/2033	795.33	102,960.00	102,898.28	102,836.08	ARM	5.750	14.550	8.550	1.000	1.000	5/1/2005	PURCHASE	8.550
5329040	6.625	6/1/2003	5/1/2033	1767.28	276,000.00	275,511.84	275,511.84	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.625
5329073	7.250	7/1/2003	6/1/2033	829.19	121,550.00	121,455.17	121,455.17	ARM	4.990	13.250	7.250	1.000	1.000	6/1/2005	PURCHASE	7.250
5329107	7.900	7/1/2003	6/1/2033	726.81	100,000.00	100,000.00	99,931.52	ARM	4.990	13.900	7.900	1.000	1.000	6/1/2005	PURCHASE	7.900
5329123	6.650	6/1/2003	5/1/2033	1247.96	194,400.00	194,229.32	194,057.69	ARM	4.990	12.650	6.650	1.000	1.000	5/1/2005	PURCHASE	6.650
5329149	8.750	6/1/2003	5/1/2033	2398.3	369,750.00	369,431.64	369,111.48	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.750
5329387	5.500	6/1/2003	5/1/2033	783.55	138,000.00	137,848.95	137,657.21	ARM	4.250	11.500	5.500	1.000	1.000	5/1/2005	REFI-CASH OUT	5.500
5329308	11.450	6/1/2003	5/1/2033	591.89	60,000.00	59,940.95	59,960.71	ARM	6.750	17.450	11.450	1.000	1.000	5/1/2005	REFI-CASH OUT	11.450
5329404	10.850	7/1/2003	6/1/2033	279.95	29,750.00	29,739.04	29,739.04	ARM	6.250	16.850	10.850	1.000	1.000	6/1/2005	REFI-NO CASHOUT	10.850
5329412	10.125	8/1/2003	7/1/2033	1181.25	133,200.00	133,200.00	133,200.00	ARM	5.750	16.125	10.125	1.000	1.000	7/1/2005	REFI-CASH OUT	10.125
5329479	7.850	7/1/2003	6/1/2033	278.44	38,400.00	38,400.00	38,373.16	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.800

LOAN NUMBER	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5374297	Limited	B	574	128,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5374983	Full	AA	717	179,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5325055	Stated	A	652	175,000.00	175,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5325089	Full	B	631	237,000.00	235,500	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5325105	Full	A	630	130,000.00	130,000	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5325147	Full	A-	552	175,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5325162	Stated	A	692	235,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5325189	Full	A-	594	199,000.00	0	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5325196	Full	A	610	170,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5325204	Full	A-	468	135,000.00	0	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5325279	Stated	A	704	355,000.00	355,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5325329	Full	AA	644	147,500.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5325352	Stated	A	637	311,000.00	300,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5325378	Stated	A	679	256,000.00	256,000	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5325394	Full	AA	649	298,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5325410	Full	B	577	238,000.00	0	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5325493	Stated	AA	668	239,000.00	239,000	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5325550	Full	A	631	240,000.00	240,000	1	6/13/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5325659	Full	A	654	498,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5325691	Full	A-	547	190,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5325709	Stated	A	640	198,900.00	198,900	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5325725	Full	AA	717	180,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5325774	Stated	AA	711	175,000.00	175,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5325808	Stated	B-	571	110,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5325840	Full	AA	717	380,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5325865	Full	A-	595	380,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5325881	Full	A	607	208,525.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5325964	Full	AA	717	320,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5326020	Full	A	767	175,000.00	175,000	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5326046	Stated	AA	698	355,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5326186	Stated	AA	647	272,000.00	272,000	1	5/28/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5326269	Full	A	631	378,239.00	378,239	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5326301	Full	A-	485	135,000.00	135,000	1	4/25/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5326319	Full	B-	508	62,000.00	55,000	1	6/4/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5326335	Stated	AA	738	300,000.00	0	1	4/28/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5326376	Stated	A	627	150,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5326418	Full	B-	542	231,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5326491	Full	AA	692	58,000.00	58,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5326533	Full	C	608	120,000.00	120,000	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5326590	Full	B	565	112,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5326616	Stated	A	704	144,000.00	143,500	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5326640	Full	AA	631	355,000.00	350,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5326665	Full	A-	500	190,000.00	185,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5326673	Full	B-	523	45,000.00	44,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5326681	Stated	AA	656	122,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5326764	Stated	A	674	139,900.00	139,900	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5326798	Full	B-	508	170,000.00	169,900	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5326835	Full	B	499	162,000.00	0	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5326883	Full	A	645	103,000.00	99,700	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5326897	Full	A-	613	155,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5327028	Full	B	529	470,000.00	0	1	5/14/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5327069	Stated	A	652	250,000.00	275,000	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5327119	Stated	B-	518	65,000.00	0	1	5/28/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5327178	Stated	AA	602	305,000.00	0	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5327184	Full	AA	635	127,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5327325	Stated	A-	510	118,000.00	118,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5327341	Full	AA	635	85,000.00	0	1	4/21/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5327358	Full	A-	501	280,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5327390	Stated	A	695	200,000.00	188,000	1	4/10/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5327432	Full	A	646	365,000.00	0	1	5/22/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5327481	Stated	A	603	305,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5327499	Full	A-	554	79,000.00	72,000	1	4/15/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5327507	Full	B-	553	53,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5327564	Stated	A	681	115,000.00	0	1	6/13/2003	180	7/1/2003	Group I	6 MO LIBOR	6	N
5327632	Full	B-	533	250,000.00	0	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5327697	Full	A	606	225,000.00	213,000	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5327705	Stated	AA	729	430,000.00	0	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5327713	Stated	A-	585	190,000.00	0	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5327739	Stated	AA	700	220,000.00	0	1	4/14/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5327788	Stated	A	671	315,000.00	312,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5327804	Full	AA	657	230,000.00	299,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5327812	Full	A	604	287,000.00	287,000	1	6/3/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5327846	Full	A-	534	101,000.00	99,900	1	5/30/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5327853	Full	A	607	180,000.00	0	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5327879	Stated	A	681	228,000.00	228,000	1	4/16/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5327887	Full	A-	581	137,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5327945	Full	AA	682	395,000.00	0	1	4/23/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5327978	Full	AA	673	190,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5328042	Full	B-	616	90,000.00	88,950	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5328059	Stated	A	622	85,000.00	85,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5328109	Full	A	706	66,500.00	0	1	5/7/2003	238	6/1/2003	Group I	6 MO LIBOR	6	N
5328117	Stated	AA	715	215,000.00	0	1	5/22/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5328166	Full	B	514	59,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5328182	Full	C	592	138,000.00	125,000	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5328190	Stated	A	647	250,000.00	0	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5328216	Full	B	583	80,870.00	0	1	6/13/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5328240	Full	AA	678	95,000.00	94,500	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5328273	Stated	AA	725	350,000.00	0	1	5/27/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5328281	Full	B	501	75,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5328349	Full	AA	678	168,000.00	0	1	6/6/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5328364	Full	A	610	122,000.00	0	1	5/27/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5328372	Full	C	502	85,500.00	84,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5328380	Stated	AA	705	145,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5328398	Full	A-	576	315,000.00	0	1	6/9/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5328406	Full	A-	541	125,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5328414	Full	A	603	157,000.00	0	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5328448	Stated	AA	684	165,000.00	165,000	1	5/6/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5328463	Stated	A	654	100,000.00	100,000	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5328539	Stated	A	657	360,000.00	360,000	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5328570	Stated	AA	665	255,000.00	0	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5328620	Stated	AA	682	343,000.00	0	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5328638	Stated	B	528	215,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5328653	Stated	AA	667	227,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5328679	Full	A-	510	134,000.00	0	1	5/15/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5328687	Full	A	611	135,000.00	135,000	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5328737	Full	A	750	115,000.00	115,000	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5328760	Full	AA	645	189,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5328786	Stated	AA	729	490,000.00	0	1	6/4/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5328828	Full	C	574	238,000.00	0	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5328836	Full	AA	652	82,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5328844	Stated	B-	617	57,000.00	0	1	5/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5328877	Full	A-	547	155,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5328935	Full	A-	481	285,000.00	0	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5328943	Stated	AA	691	84,000.00	0	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5328992	Stated	AA	643	140,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5329016	Stated	A	668	83,500.00	83,000	1	5/7/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5329024	Full	A-	529	129,000.00	128,700	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5329040	Stated	AA	658	345,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5329073	Full	A	630	143,000.00	142,000	1	5/19/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5329107	Stated	A	665	125,000.00	125,000	1	6/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5329123	Full	A	619	243,000.00	243,000	1	4/15/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5329149	Stated	A	701	435,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5329387	Stated	AA	578	175,000.00	0	1	5/12/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5329308	Stated	C	547	175,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5329404	Full	B-	531	35,000.00	0	1	5/19/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5329412	Full	A-	493	148,000.00	0	1	6/20/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5329479	Full	A	644	48,000.00	48,000	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

7.279 WA Rate | 11,708 Loan Count

353.77 WA Rterm | $ 2,200,006,305.17 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV
5329495	74482233	GONZALEZ	8727 JOHN MARSHALL	SAN ANTONIO	TX	78243	OWNER OCC	SFR	360	80.00	100.00
5329503	74482241	STEVENSON	1871 JULIAN STREET	STOCKTON	CA	95206	OWNER OCC	SFR	360	19.05	0.00
5329511	74482258	MORRISON	403 EMERSON STREET	WRAY	CO	80758	OWNER OCC	SFR	360	80.00	0.00
5329529	74482266	AUFILL	1700 FRUITVALE ROAD	LINCOLN	CA	95648	OWNER OCC	MANUMOBIL	360	75.00	0.00
5329537	74482274	BALEY	2115 RAILROAD AVENUE	MALIN	OR	97632	OWNER OCC	SFR	360	64.67	0.00
5329628	74482365	VLASOV	7641 RESEDA BOULEVARD #8	RESEDA	CA	91335	OWNER OCC	CONDO	360	80.00	100.00
5329644	74482381	GRUTTER	311 ROSS DRIVE	MILL VALLEY	CA	94941	OWNER OCC	SFR	360	45.71	0.00
5329669	74482407	RODRIGUEZ	1714 LAVONNE AVENUE	SAN JOSE	CA	95116	OWNER OCC	SFR	360	80.00	100.00
5329701	74482449	ALCID	842 LONGFELLOW STREET	TRACY	CA	95376	OWNER OCC	SFR	360	80.00	100.00
5329768	74482506	GAO	3040 MILL OAK WAY	SACRAMENTO	CA	95833	OWNER OCC	SFR	360	95.00	0.00
5329776	74482514	PRASAD	170 HEWITT PL	HAYWARD	CA	94544	OWNER OCC	SFR	360	80.00	95.00
5329826	74482563	MUNIZ	18 YUCCA DR	STATEN ISLAND	NY	10312	OWNER OCC	SFR	360	80.00	100.00
5329859	74482597	NEWMAN	36 ESTELLA COURT	WALNUT CREEK	CA	94536	OWNER OCC	SFR	360	51.14	0.00
5329883	74482621	MENDOZA	20002 WILBEAM AVENUE	CASTRO VALLEY	CA	94546	OWNER OCC	SFR	360	61.98	0.00
5329933	74482670	GAINES	4236 DEVON COURT W DRIVE	INDIANAPOLIS	IN	46226	OWNER OCC	SFR	360	65.00	67.94
5329941	74482688	LUCAS-HARRIS	2920 HONEYNUT STREET	ANTIOCH	CA	94509	OWNER OCC	SFR	360	80.00	0.00
5329982	74482720	CULBERG	4668 S 3975 WEST	ROY	UT	84067	OWNER OCC	SFR	360	80.00	100.00
5330055	74482795	PEYTON	9279 E CINDERELLA DR	CROMWELL	IN	46732	OWNER OCC	SFR	180	42.00	0.00
5330063	74482803	DE LA TORRE	1757 1757 1 E 109TH ST	LOS ANGELES	CA	90059	OWNER OCC	2-4 UNITS	360	65.00	0.00
5330089	74482829	PIERCE	304 MYRTLE DRIVE	NOKOMIS	FL	34275	OWNER OCC	SFR	360	95.00	0.00
5330220	74482959	ARTIS	7136 HUNTERS GLEN DRIVE	CHARLOTTE	NC	28214	OWNER OCC	SFR	360	80.00	100.00
5330238	74482977	HEINENBERNS	8730 TAYLOR RD	CINCINNATI	OH	45248	OWNER OCC	SFR	180	57.69	0.00
5330261	74483009	AUDITORE	721 N 90TH STREET	MESA	AZ	85207	OWNER OCC	SFR	360	80.00	100.00
5330295	74483033	GUTIERREZ	906 S HAYWARD STREET	ANAHEIM	CA	92804	OWNER OCC	SFR	360	80.00	100.00
5330360	74483108	MORAVITS JR	10310 ELK GLEN	SAN ANTONIO	TX	78247	OWNER OCC	SFR	360	80.00	100.00
5330394	74483132	GONZALEZ	22527 S GARDEN AVENUE	HAYWARD	CA	94541	OWNER OCC	2-4 UNITS	360	80.00	95.00
5330428	74483165	SANCHEZ	5491 JUDITH STREET #1	SAN JOSE	CA	95123	OWNER OCC	CONDO	360	80.00	90.00
5330452	74483207	PROHN	63 BUFFALO TRAIL	LIVINGSTON	MT	59047	OWNER OCC	SFR	360	75.00	0.00
5330501	74483249	CATTERSON	13258 MORNING SUN DRIVE	JACKSONVILLE	FL	32225	OWNER OCC	PUD	360	80.00	0.00
5330600	74483348	STACY	107 S LOCUST	PETROLIA	TX	76377	OWNER OCC	MANUMOBIL	360	85.00	100.00
5330667	74483405	MORENO	1710 WEST 144TH STREET	GARDENA	CA	90247	OWNER OCC	SFR	360	80.00	100.00
5330675	74483413	FERGUSON	5225 HART ROAD	HASTINGS	MI	49058	OWNER OCC	SFR	360	75.00	0.00
5330683	74483421	WISE	1060 E WOOD AVENUE	SALT LAKE CITY	UT	84105	OWNER OCC	SFR	360	80.00	0.00
5330733	74483470	FLORES-BARAHONA	4217 NULL DRIVE	ANTIOCH	CA	94509	OWNER OCC	SFR	360	80.00	100.00
5330741	74483488	LANDEROS	8139 N 31ST DRIVE	PHOENIX	AZ	85017	OWNER OCC	SFR	360	80.00	100.00
5330774	74483512	DE LA GARZA	5471 CONGO LANE	SAN ANTONIO	TX	78237	OWNER OCC	SFR	360	75.00	0.00
5330782	74483520	SHAMY	650 PROVIDENCE ST	WEST WARWICK	RI	2893	OWNER OCC	2-4 UNITS	360	60.00	0.00
5330816	74483553	TALUKDER	31 39 84TH ST	JACKSON HEIGHTS	NY	11372	OWNER OCC	2-4 UNITS	360	80.00	95.00
5330832	74483579	RICE	7719 CROFTWOOD DRIVE	AUSTIN	TX	78749	OWNER OCC	SFR	360	80.00	0.00
5330857	74483595	GREENE	7043 CLEBURNE COURT	FORT WORTH	TX	76133	OWNER OCC	SFR	360	73.63	0.00
5330865	74483603	CLEFFI	1580 6TH STREET	BETHLEHEM	PA	18020	OWNER OCC	SFR	360	85.00	0.00
5330931	74483678	THOMAS JR	5 SUGARBERRY RUN	HAMPTON	VA	23669	OWNER OCC	SFR	360	90.00	0.00
5330980	74634289	LYMAN	1511 QUAIL MEADOWS DRIVE	KEMPNER	TX	76539	OWNER OCC	MANUMOBIL	360	80.00	95.00
5331012	74483744	MOSTOFA	32 15 80 STREET	JACKSON HEIGHTS	NY	11370	OWNER OCC	2-4 UNITS	360	80.00	90.00
5331038	74483769	GRIGAR	8316 SOUTH HIGHWAY 287	CORSICANA	TX	75109	OWNER OCC	MANUMOBIL	360	64.67	0.00
5331053	74483785	GARCIA	1510 DEL MAR AVENUE	MODESTO	CA	95350	OWNER OCC	SFR	360	80.00	100.00
5331129	74483850	PRISKER	4114 WILLOWGATE COURT	FORT COLLINS	CO	80526	OWNER OCC	PUD	360	77.13	90.00
5331194	74483926	WILSON	13609 ARCTURUS AVENUE	GARDENA	CA	90249	OWNER OCC	SFR	360	85.00	0.00
5331236	74483967	POLADSKY	865 OSWEGO STREET	AURORA	CO	80010	NON OWNER	SFR	360	79.31	0.00
5331335	74484064	PATTERSON	4108 CANAL CT	ARLINGTON	TX	76016	NON OWNER	SFR	360	70.30	0.00
5331376	74484106	CHILDRESS	220 ISRAEL RD SW UNIT E-10	TUMWATER	WA	98501	OWNER OCC	CONDO	360	80.00	100.00
5331392	74484122	JACKSON	601 WASHINGTON PLACE	EAST ST LOUIS	IL	62205	OWNER OCC	SFR	360	80.00	100.00
5331418	74484148	TOXTLE	8345 LINDLEY AVENUE	LOS ANGELES	CA	91325	OWNER OCC	SFR	360	80.00	100.00
5331459	74484189	HARVEY	2957 HOMEWOOD DRIVE	MEMPHIS	TN	38128	OWNER OCC	SFR	360	90.00	0.00
5331509	74484296	BROOKS	3827 WEST 140TH STREET	HAWTHORNE	CA	90250	OWNER OCC	SFR	360	90.00	0.00
5331582	74484312	BOULIANE	35 APULIA STREET	EAST PROVIDENCE	RI	2914	OWNER OCC	SFR	360	69.70	0.00
5331624	74484353	RODRIGUEZ	1828 E 112TH STREET	LOS ANGELES	CA	90059	OWNER OCC	SFR	360	80.00	100.00
5331632	74484361	BAEZA	11413 WAKEHURST COURT	BAKERSFIELD	CA	93311	OWNER OCC	SFR	360	90.00	0.00
5331640	74484379	REYES	14545 NORA PLACE	LOS ANGELES	CA	91342	OWNER OCC	SFR	360	71.78	0.00
5331665	74484325	ANDREWS	8810 TIMBERJACK LANE	JACKSONVILLE	FL	32258	OWNER OCC	PUD	360	80.00	100.00
5331699	74484429	CLARK	2774 WALKING WOODS	HIGHLAND	MI	48356	OWNER OCC	SFR	180	69.09	0.00
5331707	74484437	GIAMENTI	12332 SW 124 COURT	MIAMI	FL	33186	OWNER OCC	PUD	360	80.00	100.00
5331715	74484445	RAMIREZ	1365 CRAFTON AVENUE #1078	MENTONE	CA	92359	OWNER OCC	CONDO	360	64.80	0.00
5331814	74484544	DIZON	2220 RIDGEVIEW AVENUE	LOS ANGELES	CA	90041	OWNER OCC	SFR	360	80.00	100.00
5331855	74484585	CUNNINGHAM	7617 SHASTA AVENUE	ELK GROVE	CA	95758	OWNER OCC	SFR	360	54.67	0.00
5331871	74484601	WATSON	12275 CYPRESS BEND	GROVELAND	FL	34736	OWNER OCC	MANUMOBIL	360	85.00	0.00
5331939	74484668	DELGADO	808 E FLORENCE AVENUE	LA HABRA	CA	90631	NON OWNER	SFR	360	90.00	0.00
5331947	74484676	TAYLOR	66105 SANTA ROSA RD	DESERT HOT SPRINGS	CA	92240	NON OWNER	SFR	360	80.00	0.00
5331954	74484684	BLUM	78 HANCOCK STREET	ISLANDIA	NY	11749	OWNER OCC	SFR	360	76.13	0.00
5331996	74484726	ZUFELT	4225 BLUE JAY LANE	SILVER CITY	NM	88061	OWNER OCC	MANUMOBIL	360	60.00	0.00
5332069	74484791	VALENCIA	158 N DUTTON AVENUE	SANTA ROSA	CA	95401	OWNER OCC	CONDO	360	80.00	100.00
5332093	74484825	VIZCARRA	1843 BISCAYNE WAY	SAN JOSE	CA	95122	OWNER OCC	SFR	360	79.05	0.00
5332119	74484841	TAVERAS	861 DUMONT AVE	BROOKLYN	NY	11207	OWNER OCC	2-4 UNITS	360	80.00	100.00
5332143	74484874	LAWRENCE	1538 COMPTON DRIVE	ATLANTA	GA	30315	OWNER OCC	SFR	360	90.00	95.00
5332176	74484906	COMANDAO	1800 CEDARWOOD TERRACE	BRENTWOOD	CA	94513	OWNER OCC	SFR	360	80.00	100.00
5332226	74484957	JOHNSON	212 214 SEAVIEW AVE	BRIDGEPORT	CT	6607	NON OWNER	2-4 UNITS	180	68.97	0.00
5332259	74484981	KINSEL	25 15TH PLACE #604	LONG BEACH	CA	90802	OWNER OCC	CONDO	360	80.00	100.00
5332291	74485020	MOLINA	13062 PINNEY STREET	PACOIMA	CA	91331	OWNER OCC	SFR	360	80.00	95.00
5332358	74485087	ATANACIO	1818 SAWYER AVENUE	WEST COVINA	CA	91790	OWNER OCC	SFR	360	95.00	0.00
5332408	74485137	CULVER	207 N WALNUT STREET, #102	NICKERSON	NE	68044	OWNER OCC	SFR	360	85.00	0.00
5332416	74485145	WRIGHT	10607 PINEVIEW CT	LOUISVILLE	KY	40299	OWNER OCC	SFR	360	92.56	0.00
5332507	74485236	WONG	121 PUMICE DRIVE	VALLEJO	CA	94589	OWNER OCC	SFR	360	80.00	100.00
5332549	74485277	ISSAC	313 LONG HILL DRIVE	FAYETTEVILLE	NC	28318	OWNER OCC	MANUMOBIL	360	65.00	0.00
5332556	74485285	SARGENT	17122 SANDHURST DR	BROOKPARK	OH	44142	OWNER OCC	SFR	360	81.48	0.00
5332564	74485293	WELSH	3328 DORSET LANE NW	ROCHESTER	MN	55901	OWNER OCC	SFR	360	95.00	0.00
5332622	74485350	MEYER	725 E FLORIDA ST	EVANSVILLE	IN	47711	NON OWNER	SFR	360	75.00	0.00
5332630	74485368	BAILEY	603 HILLSBORO DRIVE	SILVER SPRING	MD	20902	OWNER OCC	SFR	360	61.79	0.00
5332671	74485400	SARMIENTO	115 AMES STREET	BRENTWOOD	NY	11717	OWNER OCC	SFR	360	90.00	0.00
5332689	74485418	MCNAIRT	2730 WHITNEY ROAD	MEMPHIS	TN	38127	OWNER OCC	SFR	360	80.00	0.00
5332762	74485491	GARCIA	4004 WILLOW PASS ROAD #A	CONCORD	CA	94519	OWNER OCC	CONDO	360	84.58	0.00
5332770	74485509	HOLLOWAY	1653 AMWELL ROAD	SOMERSET	NJ	8873	OWNER OCC	SFR	360	85.00	0.00
5332812	74485541	WOOD	204 SHOOTING STAR DRIVE	SYLVA	NC	28779	OWNER OCC	SFR	360	80.00	0.00
5332861	74485590	DEFOSSE	21 WIGHTMAN ST	NEW LONDON	CT	6320	OWNER OCC	2-4 UNITS	360	53.33	0.00
5332895	74485624	HOOPER	2016-2018 CAMBRONNE ST	NEW ORLEANS	LA	70118	NON OWNER	2-4 UNITS	360	80.00	0.00
5332929	74485657	SUTHERLAND	1134 FRANZEL RD	RED BLUFF	CA	96080	OWNER OCC	2-4 UNITS	360	75.00	0.00
5332937	74485665	GAY	1821 SANDHILL ROAD	GUYTON	GA	31312	OWNER OCC	SFR	360	85.00	0.00
5332945	74485673	DOWNING	40 NOYES AVE	BROCKTON	MA	2301	OWNER OCC	SFR	360	83.97	0.00
5332960	74485699	FERL	18 WEBSTER STREET	PETALUMA	CA	94952	OWNER OCC	MANUMOBIL	300	47.12	0.00
5333087	74485795	EDWARDS	2478 TENNESSEE STREET	VALLEJO	CA	94591	OWNER OCC	SFR	360	80.00	0.00
5333158	74485882	LANTI	1166 JANAS WAY	CARSON CITY	NV	89701	OWNER OCC	SFR	360	85.00	0.00
5333190	74485921	DUFFY	2426 VISTA DEL PRADO DR	WELLINGTON	FL	33414	2ND HOME	PUD	360	65.00	0.00
5333240	74485970	VALENCIA	3708 HIGH ST	RIVERBANK	CA	95367	OWNER OCC	SFR	360	78.68	0.00
5333257	74485988	ZACCARI	24252 SE 11TH PLACE	SAMMAMISH	WA	98075	OWNER OCC	SFR	360	80.00	100.00
5333307	74486039	MERRELL	1863 128TH AVENUE CT EAST	EDGEWOOD	WA	98372	OWNER OCC	SFR	360	79.81	0.00
5333315	74486044	CHAN	5294 SAN PABLO DAM RD B15	EL SOBRANTE	CA	94803	OWNER OCC	SFR	360	80.00	100.00
5333331	74486060	VELASQUEZ	1809 N 4TH STREET	HARLINGEN	TX	78550	OWNER OCC	SFR	360	80.00	100.00
5333372	74486101	SMITH	1335 WEST GRANDVIEW AVE	SUNNYSIDE	WA	98944	OWNER OCC	SFR	360	80.00	0.00
5333406	74623216	HOLVEY	245 FOXGLOVE AVENUE	EUGENE	OR	97404	OWNER OCC	SFR	360	90.00	0.00
5333422	74486150	ONEAL	43325 CORTE BARBASTE	TEMECULA	CA	92592	OWNER OCC	PUD	360	65.00	0.00
5333430	74486168	CEDAS II	258 E ESSEX STREET	STOCKTON	CA	95204	OWNER OCC	SFR	360	80.00	100.00
5333448	74486176	BROWN	219 W MARSHALL STREET	HEMPSTEAD	NY	11550	OWNER OCC	SFR	360	80.00	100.00
5333471	74486200	MACDONALD	13706 233RD STREET EAST	GRAHAM	WA	98338	OWNER OCC	MANUMOBIL	360	90.00	0.00
5333497	74486226	DAVIS JR	38115 248TH AVENUE	ENUMCLAW	WA	98022	OWNER OCC	MANUMOBIL	360	91.00	0.00
5333505	74486234	WATTERS	3033 W ALPINE DRIVE	BELLINGHAM	WA	98226	OWNER OCC	SFR	360	90.00	0.00
5333521	74486250	DONAHUE	1402 SANTANDER COURT	DAVIS	CA	95616	OWNER OCC	SFR	360	60.26	0.00
5333539	74486267	TUFTS	930 SOUTH AINSWORTH	TACOMA	WA	98405	NON OWNER	SFR	360	90.00	0.00
5333554	74486283	BENNETT	832 S AINSWORTH AVENUE	TACOMA	WA	98405	OWNER OCC	SFR	360	70.97	0.00
5333588	74486317	RIOS	2531 SHERIDAN WAY	STOCKTON	CA	95207	OWNER OCC	SFR	360	90.00	0.00
5333604	74486333	SEBASTIAN	5849 CONCORD LANE	THE COLONY	TX	75056	OWNER OCC	PUD	360	77.67	0.00
5333620	74486358	MARTINEZ	411 N BURNET STREET	BELTON	TX	76513	OWNER OCC	MANUMOBIL	360	70.00	100.00
5333678	74486408	MADDEN	38128 BETTENCOURT STREET	NEWARK	CA	94560	OWNER OCC	SFR	360	80.00	100.00
5333711	74486440	HODGE JR	809 FLOYD AVE	MODESTO	CA	95350	OWNER OCC	SFR	360	46.94	61.63
5333737	74486465	PATINO	1111 87TH AVENUE	OAKLAND	CA	94621	OWNER OCC	SFR	360	80.00	90.00
5333778	74486507	EPPERSON	402 XAVIER CT	VALLEY PARK	MO	63088	OWNER OCC	PUD	360	84.77	0.00
5333828	74486556	EVANS	19230 90TH PL NE	BOTHELL	WA	98011	OWNER OCC	SFR	360	80.00	100.00
5333836	74486564	BARRAGAN	2327 E FLORA STREET	STOCKTON	CA	95205	OWNER OCC	SFR	180	60.00	0.00
5333877	74486606	PIKE	16310 193RD AVE E	SUMNER	WA	98390	OWNER OCC	MANUMOBIL	360	90.00	0.00

LOAN NUMBER	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY P&I	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP
5329495	6.990	6/1/2003	5/1/2033	505.12	76,000.00	75,937.58	75,874.80	ARM	4.990	12.990	6.990	1.000	1.000
5329503	5.875	6/1/2003	5/1/2033	118.31	20,000.00	19,979.61	19,959.12	FXD	0.000	0.000	0.000	0.000	0.000
5329511	7.500	6/1/2003	5/1/2033	553.78	79,200.00	79,141.22	79,082.07	ARM	4.990	13.500	7.500	1.000	1.000
5329529	9.300	6/1/2003	5/1/2033	2014.11	243,750.00	243,498.93	243,498.93	ARM	5.990	15.300	9.300	1.000	1.000
5329537	11.900	6/1/2003	5/1/2033	495.15	48,500.00	48,485.81	48,471.49	ARM	6.750	17.900	11.900	3.000	1.000
5329628	6.990	6/1/2003	5/1/2033	731.1	110,000.00	109,909.65	109,818.77	ARM	4.990	12.990	6.990	1.000	1.000
5329644	6.600	6/1/2003	5/1/2033	1838.34	288,000.00	287,768.62	287,768.62	FXD	0.000	0.000	0.000	0.000	0.000
5329669	7.000	6/1/2003	5/1/2033	2049.14	308,000.00	307,493.58	307,493.58	ARM	4.990	13.000	7.000	1.000	1.000
5329701	7.400	6/1/2003	5/1/2033	2187.93	316,000.00	315,520.00	315,520.00	ARM	4.500	14.400	7.400	3.000	1.000
5329768	7.600	6/1/2003	5/1/2033	1643.39	232,750.00	232,580.69	232,410.31	ARM	4.250	13.600	7.600	1.000	1.000
5329776	6.000	6/1/2003	5/1/2033	1606.5	268,000.00	267,465.07	267,465.07	ARM	4.250	12.000	6.000	1.000	1.000
5329826	7.250	7/1/2003	6/1/2033	1282.5	188,000.00	187,853.33	187,853.33	FXD	0.000	0.000	0.000	0.000	0.000
5329859	7.550	7/1/2003	6/1/2033	1580.93	225,000.00	225,000.00	224,834.68	ARM	6.250	13.550	7.550	1.000	1.000
5329883	8.000	6/1/2003	5/1/2033	1708.72	285,000.00	284,431.14	284,431.14	FXD	0.000	0.000	0.000	0.000	0.000
5329933	10.500	6/1/2003	5/1/2033	924.49	101,065.00	101,065.00	100,984.31	ARM	5.990	16.500	10.500	1.000	1.000
5329941	8.850	6/1/2003	5/1/2033	2016.39	254,000.00	253,856.86	253,712.66	ARM	6.750	14.850	8.850	1.000	1.000
5329982	7.250	6/1/2003	5/1/2033	764.04	112,000.00	111,912.63	111,824.73	ARM	6.750	13.250	7.250	1.000	1.000
5330055	6.450	7/1/2003	6/1/2018	964.88	114,800.00	114,800.00	114,420.17	FXD	0.000	0.000	0.000	0.000	0.000
5330063	6.900	6/1/2003	5/1/2033	1147.62	174,250.00	173,102.39	172,950.11	ARM	4.250	12.900	6.900	1.000	1.000
5330089	7.850	6/1/2003	5/1/2033	1306.87	180,500.00	180,249.48	180,249.48	ARM	4.250	13.850	7.850	1.000	1.000
5330220	7.050	6/1/2003	5/1/2033	660.64	98,800.00	98,639.15	98,639.15	ARM	4.990	13.050	7.050	1.000	1.000
5330238	6.600	7/1/2003	6/1/2018	525.97	60,000.00	60,000.00	59,974.03	FXD	0.000	0.000	0.000	0.000	0.000
5330261	6.850	6/1/2003	5/1/2033	624.34	95,280.00	95,118.64	95,118.64	ARM	4.990	12.850	6.850	1.000	1.000
5330295	7.250	6/1/2003	5/1/2033	1882.81	276,000.00	275,784.69	275,568.08	ARM	6.750	13.250	7.250	1.000	1.000
5330360	7.900	6/1/2003	5/1/2033	476.79	65,600.00	65,555.08	65,509.68	FXD	0.000	0.000	0.000	0.000	0.000
5330394	6.100	7/1/2003	6/1/2033	2181.56	360,000.00	359,648.42	359,648.42	ARM	4.990	12.100	6.100	1.000	1.000
5330428	6.500	7/1/2003	6/1/2033	1213.58	192,000.00	191,826.42	191,826.42	ARM	4.990	12.500	6.500	1.000	1.000
5330452	10.800	6/1/2003	5/1/2033	1933.07	206,250.00	206,173.18	206,095.67	ARM	5.990	16.800	10.800	1.000	1.000
5330501	6.750	6/1/2003	5/1/2033	674.55	104,000.00	103,910.45	103,820.40	FXD	0.000	0.000	0.000	0.000	0.000
5330600	7.600	8/1/2003	7/1/2033	479.23	68,000.00	68,000.00	68,000.00	ARM	4.990	13.600	7.600	1.000	1.000
5330667	6.700	7/1/2003	6/1/2033	1011.8	156,800.00	156,800.00	156,663.67	ARM	4.990	12.700	6.700	1.000	1.000
5330675	9.550	6/1/2003	5/1/2033	1013.41	120,000.00	119,941.59	119,882.72	ARM	5.990	15.550	9.550	1.000	1.000
5330683	6.625	6/1/2003	5/1/2033	722.38	112,800.00	112,700.47	112,600.39	FXD	0.000	0.000	0.000	0.000	0.000
5330733	7.300	6/1/2003	5/1/2033	1425.99	208,000.00	207,839.34	207,677.71	ARM	4.990	13.300	7.300	1.000	1.000
5330741	6.300	6/1/2003	5/1/2033	514.49	83,120.00	83,041.89	82,963.37	ARM	5.600	12.300	6.300	1.000	1.000
5330774	11.750	6/1/2003	5/1/2033	499.66	49,500.00	49,500.00	49,469.91	ARM	6.750	17.750	11.750	1.000	1.000
5330782	6.400	6/1/2003	5/1/2033	886.66	141,750.00	141,619.34	141,487.98	ARM	4.250	12.400	6.400	1.000	1.000
5330816	6.350	6/1/2003	5/1/2033	2384.41	383,200.00	382,484.63	382,484.63	ARM	4.990	12.350	6.350	1.000	1.000
5330832	7.750	6/1/2003	5/1/2033	733.61	102,400.00	102,225.55	102,152.15	ARM	4.990	13.750	7.750	1.000	1.000
5330857	7.400	6/1/2003	5/1/2033	438.77	63,370.00	63,273.73	63,273.73	FXD	0.000	0.000	0.000	0.000	0.000
5330865	9.350	7/1/2003	6/1/2033	1460.27	175,950.00	175,950.00	175,860.67	ARM	5.750	15.350	9.350	1.000	1.000
5330931	7.900	7/1/2003	6/1/2033	1268.54	175,500.00	175,500.00	175,382.00	ARM	5.750	13.900	7.900	1.000	1.000
5330980	10.300	7/1/2003	6/1/2033	791.85	88,000.00	87,955.33	87,955.33	ARM	6.250	16.300	10.300	1.000	1.000
5331012	6.375	7/1/2003	6/1/2033	2395.67	384,000.00	384,000.00	383,644.33	FXD	0.000	0.000	0.000	0.000	0.000
5331038	9.500	7/1/2003	6/1/2033	420.43	50,000.00	50,000.00	49,975.40	ARM	6.250	15.500	9.500	1.000	1.000
5331053	6.450	7/1/2003	6/1/2033	945.7	150,400.00	150,262.71	150,262.71	ARM	4.990	12.450	6.450	1.000	1.000
5331129	6.925	6/1/2003	5/1/2033	1978.51	299,650.00	299,400.72	299,150.00	ARM	4.990	12.925	6.925	1.000	1.000
5331194	7.450	6/1/2003	5/1/2033	1774.28	255,000.00	254,816.49	254,616.49	FXD	0.000	0.000	0.000	0.000	0.000
5331236	7.000	6/1/2003	5/1/2033	765.1	115,000.00	114,905.73	114,810.91	FXD	0.000	0.000	0.000	0.000	0.000
5331335	8.500	6/1/2003	5/1/2033	650.2	84,560.00	84,508.77	84,457.17	FXD	0.000	0.000	0.000	0.000	0.000
5331376	7.650	6/1/2003	5/1/2033	680.57	95,920.00	95,781.40	95,781.40	ARM	4.990	13.650	7.650	1.000	1.000
5331392	7.150	6/1/2003	5/1/2033	389.04	57,600.00	57,554.16	57,508.05	ARM	4.990	13.150	7.150	1.000	1.000
5331418	6.450	7/1/2003	6/1/2033	1383.33	220,000.00	220,000.00	219,799.17	ARM	4.990	12.450	6.450	1.000	1.000
5331459	7.150	6/1/2003	5/1/2033	1108.32	163,800.00	163,669.65	163,538.53	FXD	0.000	0.000	0.000	0.000	0.000
5331509	7.500	6/1/2003	5/1/2033	1824.95	261,000.00	260,806.30	260,611.30	ARM	4.990	13.500	7.500	1.000	1.000
5331582	6.800	7/1/2003	6/1/2033	964.85	148,000.00	147,873.82	147,873.82	FXD	0.000	0.000	0.000	0.000	0.000
5331624	8.000	6/1/2003	5/1/2033	851.17	116,000.00	115,922.19	115,842.83	ARM	4.990	14.000	8.000	1.000	1.000
5331632	8.400	6/1/2003	5/1/2033	1438.78	188,858.00	188,631.60	188,621.60	ARM	5.750	14.400	8.400	1.000	1.000
5331640	6.000	6/1/2003	5/1/2033	1037.23	173,000.00	172,827.77	172,654.68	FXD	0.000	0.000	0.000	0.000	0.000
5331665	6.250	6/1/2003	5/1/2033	1192.03	193,600.00	193,416.30	193,231.63	ARM	4.990	12.250	6.250	1.000	1.000
5331699	6.125	6/1/2003	5/1/2018	1616.19	190,000.00	189,353.60	188,703.90	FXD	0.000	0.000	0.000	0.000	0.000
5331707	7.750	6/1/2003	5/1/2033	985.04	137,496.00	137,398.95	137,301.28	ARM	4.990	13.750	7.750	1.000	1.000
5331715	11.650	6/1/2003	5/1/2033	390.04	38,935.00	38,910.79	38,910.79	ARM	6.750	17.650	11.650	1.000	1.000
5331814	7.850	6/1/2003	5/1/2033	1880.68	260,000.00	259,839.13	259,839.13	ARM	4.990	13.850	7.850	1.000	1.000
5331855	8.350	7/1/2003	6/1/2033	1289.13	170,000.00	169,893.79	169,893.79	ARM	5.750	14.350	8.350	1.000	1.000
5331871	7.300	7/1/2003	6/1/2033	990.65	144,500.00	144,388.39	144,388.39	ARM	4.990	13.300	7.300	1.000	1.000
5331939	7.900	6/1/2003	5/1/2033	1504.49	207,000.00	206,715.59	206,715.59	FXD	0.000	0.000	0.000	0.000	0.000
5331947	7.100	7/1/2003	6/1/2033	709.67	105,600.00	105,515.13	105,515.13	ARM	4.990	13.100	7.100	1.000	1.000
5331954	6.600	6/1/2003	5/1/2033	1507.24	236,000.00	235,790.76	235,580.37	FXD	0.000	0.000	0.000	0.000	0.000
5331996	9.150	7/1/2003	6/1/2033	697.21	85,500.00	85,500.00	85,454.73	ARM	5.750	15.150	9.150	1.000	1.000
5332069	6.200	6/1/2003	5/1/2033	1308.23	213,600.00	213,325.37	213,189.68	ARM	4.990	12.200	6.200	1.000	1.000
5332093	7.300	6/1/2003	5/1/2033	2059.46	300,400.00	300,167.97	299,934.53	FXD	0.000	0.000	0.000	0.000	0.000
5332119	6.900	6/1/2003	5/1/2033	1580.65	240,000.00	239,597.55	239,597.55	FXD	0.000	0.000	0.000	0.000	0.000
5332143	10.900	6/1/2003	5/1/2033	1190.42	126,000.00	125,907.74	125,907.74	ARM	5.750	16.900	10.900	1.000	1.000
5332176	6.100	6/1/2003	5/1/2033	1478.63	244,000.00	243,761.70	243,522.19	ARM	4.990	12.100	6.100	1.000	1.000
5332226	7.250	6/1/2003	5/1/2018	912.87	100,000.00	99,691.30	99,380.73	FXD	0.000	0.000	0.000	0.000	0.000
5332259	6.500	6/1/2003	5/1/2033	1997.34	316,000.00	315,714.33	315,427.11	ARM	4.990	12.500	6.500	1.000	1.000
5332291	6.750	6/1/2003	5/1/2033	1037.76	160,000.00	159,862.24	159,723.71	FXD	0.000	0.000	0.000	0.000	0.000
5332358	7.450	6/1/2003	5/1/2033	1817.77	261,250.00	261,054.16	260,857.10	ARM	4.250	13.450	7.450	1.000	1.000
5332408	9.850	6/1/2003	5/1/2033	574.5	66,300.00	66,269.71	66,239.17	ARM	5.750	15.850	9.850	1.000	1.000
5332416	6.950	7/1/2003	6/1/2033	814.88	123,100.00	122,265.52	122,265.52	ARM	4.250	12.950	6.950	1.000	1.000
5332507	6.800	6/1/2003	5/1/2033	1580.27	242,400.00	242,193.23	241,985.49	ARM	4.990	12.800	6.800	1.000	1.000
5332549	11.100	7/1/2003	6/1/2033	427.39	44,525.00	44,509.47	44,509.47	ARM	6.250	17.100	11.100	1.000	1.000
5332556	9.300	7/1/2003	6/1/2033	908.94	110,000.00	110,000.00	109,943.58	FXD	0.000	0.000	0.000	0.000	0.000
5332564	7.200	8/1/2003	7/1/2033	1457.36	214,700.00	214,700.00	214,700.00	ARM	4.250	13.200	7.200	1.000	1.000
5332622	9.600	7/1/2003	6/1/2033	407.12	48,000.00	48,000.00	47,976.88	ARM	5.750	15.600	9.600	1.000	1.000
5332630	6.500	7/1/2003	6/1/2033	1093.48	173,000.00	173,000.00	172,843.60	FXD	0.000	0.000	0.000	0.000	0.000
5332671	7.550	6/1/2003	5/1/2033	1561.98	222,300.00	222,136.66	221,972.39	FXD	0.000	0.000	0.000	0.000	0.000
5332689	11.850	7/1/2003	6/1/2033	667.21	65,600.00	65,580.59	65,580.59	FXD	0.000	0.000	0.000	0.000	0.000
5332762	6.950	6/1/2003	5/1/2033	1423.19	215,000.00	214,643.01	214,643.01	ARM	4.990	12.950	6.950	3.000	1.000
5332770	10.400	6/1/2003	5/1/2033	2544.9	280,500.00	280,386.00	280,271.11	ARM	5.990	16.400	10.400	1.000	1.000
5332812	8.800	6/1/2003	5/1/2033	1754.41	222,000.00	221,873.59	221,746.25	ARM	4.250	14.800	8.800	1.000	1.000
5332861	11.600	6/1/2003	5/1/2033	810.6	80,000.00	79,976.07	79,951.90	ARM	6.750	17.600	11.600	1.000	1.000
5332895	8.800	7/1/2003	6/1/2033	840.66	106,400.00	106,400.00	106,339.41	FXD	0.000	0.000	0.000	0.000	0.000
5332929	6.375	6/1/2003	5/1/2033	865.62	138,750.00	138,621.49	138,492.30	FXD	0.000	0.000	0.000	0.000	0.000
5332937	8.700	6/1/2003	5/1/2033	552.5	70,550.00	70,508.99	70,467.66	ARM	4.990	14.700	8.700	1.000	1.000
5332945	10.600	6/1/2003	5/1/2033	1920.54	208,250.00	208,169.00	208,087.29	ARM	5.990	16.600	10.600	1.000	1.000
5332960	6.750	6/1/2003	5/1/2033	1115.59	172,000.00	171,848.91	171,699.97	FXD	0.000	0.000	0.000	0.000	0.000
5333087	6.250	6/1/2003	5/1/2033	1403.84	228,000.00	227,780.86	227,563.16	FXD	0.000	0.000	0.000	0.000	0.000
5333158	8.300	6/1/2003	5/1/2033	1090.67	144,500.00	144,408.79	144,316.85	ARM	5.750	14.300	8.300	1.000	1.000
5333190	8.050	6/1/2003	5/1/2033	1222	165,750.00	165,639.91	165,529.08	ARM	5.750	14.050	8.050	3.000	1.000
5333240	7.550	6/1/2003	5/1/2033	945.06	134,500.00	134,401.17	134,301.77	ARM	4.990	13.550	7.550	1.000	1.000
5333257	7.400	6/1/2003	5/1/2033	1933.13	279,200.00	278,988.60	278,775.50	ARM	4.990	13.400	7.400	1.000	1.000
5333307	6.850	7/1/2003	6/1/2033	1986.75	303,200.00	303,200.00	302,944.02	FXD	0.000	0.000	0.000	0.000	0.000
5333315	6.350	6/1/2003	5/1/2033	945.8	152,000.00	151,718.31	151,718.31	ARM	4.990	12.350	6.350	1.000	1.000
5333331	11.300	6/1/2003	5/1/2033	795.65	81,600.00	81,572.75	81,545.24	ARM	6.250	17.300	11.300	1.000	1.000
5333372	6.500	6/1/2003	5/1/2033	996.14	157,600.00	157,457.53	157,314.28	FXD	0.000	0.000	0.000	0.000	0.000
5333406	6.500	6/1/2003	5/1/2033	1234.43	195,300.00	195,123.45	194,945.84	ARM	4.250	12.500	6.500	1.000	1.000
5333422	11.000	6/1/2003	5/1/2033	1751.8	183,950.00	183,884.41	183,818.22	ARM	6.750	17.000	11.000	1.000	1.000
5333430	7.550	6/1/2003	5/1/2033	893.76	127,200.00	127,106.54	127,012.46	ARM	5.990	13.550	7.550	1.000	1.000
5333448	7.900	6/1/2003	5/1/2033	1918.77	264,000.00	263,819.23	263,637.27	FXD	0.000	0.000	0.000	0.000	0.000
5333471	6.750	7/1/2003	6/1/2033	992.36	153,000.00	153,000.00	152,868.27	ARM	4.990	12.750	6.750	1.000	1.000
5333497	7.550	6/1/2003	5/1/2033	1128.8	160,653.00	160,531.96	160,413.17	ARM	4.990	13.550	7.550	1.000	1.000
5333505	7.050	6/1/2003	5/1/2033	1895.67	283,500.00	283,038.43	283,038.43	FXD	0.000	0.000	0.000	0.000	0.000
5333521	5.750	6/1/2003	5/1/2033	1353.89	232,000.00	231,757.78	231,514.40	ARM	5.750	11.750	5.750	1.000	1.000
5333539	7.000	6/1/2003	5/1/2033	778.41	117,000.00	116,904.09	116,807.62	ARM	4.250	13.000	7.000	1.000	1.000
5333554	6.375	7/1/2003	6/1/2033	789.2	126,500.00	125,989.96	125,862.10	FXD	0.000	0.000	0.000	0.000	0.000
5333588	9.550	7/1/2003	6/1/2033	2318.17	274,500.00	274,500.00	274,368.39	FXD	0.000	0.000	0.000	0.000	0.000
5333604	6.850	6/1/2003	5/1/2033	1323.62	202,000.00	201,829.45	201,657.94	ARM	4.990	12.850	6.850	1.000	1.000
5333620	10.300	7/1/2003	6/1/2033	560.59	62,300.00	62,300.00	62,274.15	ARM	6.250	16.300	10.300	1.000	1.000
5333678	6.800	6/1/2003	5/1/2033	1543.76	238,800.00	238,568.11	238,395.07	ARM	4.990	12.800	6.800	1.000	1.000
5333711	6.375	6/1/2003	5/1/2033	717.46	115,000.00	114,893.48	114,786.32	FXD	0.000	0.000	0.000	0.000	0.000
5333737	6.350	7/1/2003	6/1/2033	1194.7	192,000.00	191,818.00	191,818.00	ARM	4.990	12.350	6.350	1.000	1.000
5333778	10.800	6/1/2003	5/1/2033	1433.69	153,000.00	152,943.01	152,885.51	ARM	5.990	16.800	10.800	1.000	1.000
5333828	7.150	6/1/2003	5/1/2033	1458.68	216,000.00	215,828.12	215,655.23	ARM	4.990	13.150	7.150	1.000	1.000
5333836	5.750	6/1/2003	5/1/2018	722.48	87,000.00	86,694.42	86,387.37	FXD	0.000	0.000	0.000	0.000	0.000
5333877	8.100	8/1/2003	7/1/2033	1140.02	153,900.00	153,900.00	153,900.00	FXD	0.000	0.000	0.000	0.000	0.000

LOAN NUMBER	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5329495	5/1/2005	PURCHASE	6.990	Stated	A	649	95,000.00	95,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5329503		REFI-CASH OUT	5.875	Full	AA	774	105,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5329511	5/1/2005	REFI-CASH OUT	7.500	Stated	A	620	99,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5329529	5/1/2005	REFI-NO CASHOUT	9.300	Stated	B	540	325,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5329537	5/1/2005	REFI-NO CASHOUT	11.900	Full	D	550	75,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5329628	5/1/2005	PURCHASE	6.990	Stated	A	720	137,500.00	137,500	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5329644		REFI-CASH OUT	6.600	Stated	A	704	630,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5329669	5/1/2005	PURCHASE	7.000	Stated	A	641	385,000.00	385,000	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5329701	5/1/2005	PURCHASE	7.400	Stated	A	671	395,000.00	395,000	1	4/14/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5329768	5/1/2005	PURCHASE	7.600	Full	AA	710	245,000.00	245,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5329776	5/1/2005	PURCHASE	6.000	Full	AA	679	335,000.00	335,000	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5329826		PURCHASE	7.250	Stated	A	643	235,000.00	235,000	1	5/29/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5329859	6/1/2005	REFI-NO CASHOUT	7.550	Full	A-	603	440,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5329883		REFI-CASH OUT	8.000	Stated	AA	781	460,000.00	0	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5329933	5/1/2005	PURCHASE	10.500	Full	B	500	130,000.00	118,900	1	4/25/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5329941	5/1/2005	PURCHASE	8.850	Full	B	530	317,500.00	317,500	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5329982	5/1/2005	PURCHASE	7.250	Stated	A	657	148,000.00	140,000	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5330055		REFI-CASH OUT	6.450	Stated	AA	636	140,000.00	0	1	5/14/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5330063	5/1/2005	REFI-CASH OUT	6.900	Stated	AA	668	205,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5330089	5/1/2005	REFI-CASH OUT	7.850	Stated	AA	668	190,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5330220	5/1/2005	PURCHASE	7.050	Full	A	648	125,000.00	123,500	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5330238		REFI-CASH OUT	6.600	Full	A	642	104,000.00	0	1	5/5/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5330261	5/1/2005	PURCHASE	6.850	Full	A	638	130,000.00	119,100	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5330295	5/1/2005	PURCHASE	7.250	Stated	A	641	345,000.00	345,000	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5330360		PURCHASE	7.900	Stated	A	693	82,000.00	82,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5330394	6/1/2005	PURCHASE	6.100	Stated	A	611	450,000.00	450,000	1	5/23/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5330428	6/1/2005	PURCHASE	6.500	Stated	A	700	240,000.00	240,000	1	5/13/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5330452	5/1/2005	REFI-CASH OUT	10.800	Stated	B	509	275,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5330501		REFI-CASH OUT	6.750	Full	AA	632	130,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5330600	7/1/2005	PURCHASE	7.600	Full	A	615	80,000.00	80,000	1	6/18/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5330667	6/1/2005	PURCHASE	6.700	Stated	A	680	200,000.00	196,000	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5330675	5/1/2005	REFI-CASH OUT	9.550	Full	B	559	160,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5330683		REFI-NO CASHOUT	6.625	Full	AA	631	141,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5330733	5/1/2005	PURCHASE	7.300	Stated	A	685	260,000.00	260,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5330741	5/1/2005	PURCHASE	6.300	Full	B	605	104,000.00	103,900	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5330774	5/1/2005	REFI-CASH OUT	11.750	Full	C	525	66,000.00	0	1	4/29/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5330782	5/1/2005	PURCHASE	6.400	Stated	AA	712	157,500.00	157,500	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5330816	5/1/2005	PURCHASE	6.350	Stated	A	708	480,000.00	479,000	1	4/10/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5330832	6/1/2005	REFI-CASH OUT	7.750	Stated	A-	635	128,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5330857		REFI-NO CASHOUT	7.400	Stated	A	613	86,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5330865	6/1/2005	REFI-CASH OUT	9.350	Limited	A-	525	207,000.00	0	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5330931	6/1/2005	REFI-CASH OUT	7.900	Full	A-	558	195,000.00	0	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5330980	6/1/2005	PURCHASE	10.300	Full	C	601	110,000.00	110,000	1	5/20/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5331012		PURCHASE	6.375	Stated	AA	718	480,000.00	480,000	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5331038	6/1/2005	REFI-NO CASHOUT	9.500	Full	B-	511	75,000.00	0	1	6/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5331053	6/1/2005	PURCHASE	6.450	Full	A	635	188,000.00	188,000	1	5/30/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5331129	5/1/2005	REFI-NO CASHOUT	6.925	Stated	A	658	388,500.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5331194		REFI-CASH OUT	7.450	Stated	A	628	300,000.00	0	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5331236		REFI-NO CASHOUT	7.000	Stated	AA	720	145,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5331335		REFI-CASH OUT	8.500	Stated	A	612	120,800.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5331376	5/1/2005	PURCHASE	7.650	Full	A	602	120,000.00	119,900	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5331392	5/1/2005	PURCHASE	7.150	Full	A	604	72,000.00	72,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5331418	6/1/2005	PURCHASE	6.450	Stated	A	664	285,000.00	275,000	1	5/6/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5331459		REFI-CASH OUT	7.150	Stated	AA	654	182,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5331509	5/1/2005	REFI-CASH OUT	7.500	Full	A	608	290,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5331582		REFI-CASH OUT	6.800	Full	AA	636	165,000.00	0	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5331624	5/1/2005	PURCHASE	8.000	Stated	A	655	145,000.00	145,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5331632	5/1/2005	PURCHASE	8.400	Full	A-	544	210,000.00	209,840	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5331640		REFI-CASH OUT	6.000	Stated	AA	709	241,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5331665	5/1/2005	PURCHASE	6.250	Full	A	606	243,000.00	242,000	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5331699		REFI-CASH OUT	6.125	Stated	AA	642	275,000.00	0	1	4/28/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5331707	5/1/2005	PURCHASE	7.750	Full	A	670	177,500.00	171,870	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5331715	5/1/2005	PURCHASE	11.650	Full	D	562	61,000.00	60,000	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5331814	5/1/2005	PURCHASE	7.850	Full	A	615	325,000.00	325,000	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5331855	6/1/2005	REFI-CASH OUT	8.350	Full	A-	518	300,000.00	0	1	5/19/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5331871	6/1/2005	REFI-CASH OUT	7.300	Full	A-	573	170,000.00	0	1	5/28/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5331939		PURCHASE	7.900	Full	AA	648	230,000.00	230,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5331947	6/1/2005	REFI-NO CASHOUT	7.100	Full	A	708	132,000.00	0	1	5/9/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5331954		REFI-CASH OUT	6.600	Stated	A	674	310,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5331996	6/1/2005	REFI-NO CASHOUT	9.150	Full	A-	523	95,000.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5332069	5/1/2005	PURCHASE	6.200	Stated	A	676	267,000.00	267,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5332093		REFI-CASH OUT	7.300	Stated	A	641	380,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5332119		PURCHASE	6.900	Stated	A	702	318,000.00	300,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5332143	5/1/2005	PURCHASE	10.900	Full	A-	470	140,000.00	140,000	1	4/22/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5332176	5/1/2005	PURCHASE	6.100	Full	A	658	305,000.00	305,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5332226		REFI-CASH OUT	7.250	Stated	A	688	145,000.00	0	1	4/30/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5332259	5/1/2005	PURCHASE	6.500	Full	A	698	400,000.00	395,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5332291		PURCHASE	6.750	Stated	AA	730	200,000.00	200,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5332358	5/1/2005	PURCHASE	7.450	Stated	AA	684	275,000.00	275,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5332408	5/1/2005	REFI-NO CASHOUT	9.850	Full	B	518	78,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5332416	6/1/2005	REFI-NO CASHOUT	6.950	Stated	AA	684	133,000.00	0	1	5/8/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5332507	5/1/2005	PURCHASE	6.800	Stated	A	649	310,000.00	303,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5332549	6/1/2005	REFI-CASH OUT	11.100	Full	B-	504	68,500.00	0	1	5/20/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5332556		REFI-CASH OUT	9.300	Full	B	541	135,000.00	0	1	5/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5332564	7/1/2005	REFI-NO CASHOUT	7.200	Stated	AA	609	226,000.00	0	1	6/5/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5332622	6/1/2005	REFI-NO CASHOUT	9.600	Stated	A-	592	64,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5332630		REFI-NO CASHOUT	6.500	Stated	AA	649	280,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5332671		PURCHASE	7.550	Stated	AA	648	247,000.00	247,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5332689		REFI-NO CASHOUT	11.850	Full	B-	507	82,000.00	0	1	5/29/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5332762	5/1/2005	REFI-CASH OUT	6.950	Full	A	655	240,000.00	0	1	4/14/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5332770	5/1/2005	REFI-NO CASHOUT	10.400	Stated	B	515	330,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5332812	5/1/2005	REFI-CASH OUT	8.800	Stated	AA	616	277,500.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5332861	5/1/2005	REFI-CASH OUT	11.600	Full	C	536	150,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5332895		REFI-CASH OUT	8.800	Full	B	540	133,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5332929		REFI-CASH OUT	6.375	Stated	AA	711	185,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5332937	5/1/2005	REFI-NO CASHOUT	8.700	Full	A-	593	83,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5332945	5/1/2005	REFI-CASH OUT	10.600	Full	B	504	245,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5332960		REFI-CASH OUT	6.750	Stated	A	731	365,000.00	0	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333087		REFI-CASH OUT	6.250	Full	A	634	285,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333158	5/1/2005	PURCHASE	8.300	Full	A-	536	172,000.00	170,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333190	5/1/2005	PURCHASE	8.050	Full	A-	577	210,000.00	195,000	1	4/15/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333240	5/1/2005	REFI-CASH OUT	7.550	Full	A-	592	171,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333257	5/1/2005	PURCHASE	7.400	Stated	A	677	349,000.00	349,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333307		PURCHASE	6.850	Full	A	687	385,000.00	379,900	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5333315	5/1/2005	PURCHASE	6.350	Full	A	691	190,000.00	190,000	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5333331	5/1/2005	PURCHASE	11.300	Full	B-	537	102,000.00	102,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333372		PURCHASE	6.500	Stated	AA	689	197,000.00	197,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333406	5/1/2005	REFI-CASH OUT	6.500	Stated	AA	649	217,000.00	0	1	5/15/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333422	5/1/2005	REFI-NO CASHOUT	11.000	Full	D	521	283,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333430	5/1/2005	PURCHASE	7.550	Full	B	609	159,000.00	159,000	1	5/12/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333448		PURCHASE	7.900	Stated	A	694	330,000.00	330,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333471	6/1/2005	REFI-NO CASHOUT	6.750	Full	A	610	170,000.00	0	1	6/10/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5333497	5/1/2005	PURCHASE	7.550	Full	A-	584	180,000.00	178,500	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333505		REFI-CASH OUT	7.050	Stated	AA	684	315,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5333521	5/1/2005	REFI-CASH OUT	5.750	Full	A-	568	385,000.00	0	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333539	5/1/2005	PURCHASE	7.000	Full	AA	671	130,000.00	130,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333554		REFI-NO CASHOUT	6.375	Full	AA	634	178,500.00	0	1	5/28/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5333588		REFI-CASH OUT	9.550	Full	A-	576	305,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5333604	5/1/2005	REFI-CASH OUT	6.850	Stated	A	683	260,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333620	6/1/2005	PURCHASE	10.300	Stated	B-	587	89,000.00	89,000	1	5/22/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5333678	5/1/2005	PURCHASE	6.800	Stated	A	679	385,000.00	298,000	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333711		REFI-CASH OUT	6.375	Stated	AA	706	245,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333737	6/1/2005	PURCHASE	6.350	Full	A	713	235,000.00	240,000	1	5/23/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5333778	5/1/2005	REFI-CASH OUT	10.800	Full	B	508	180,500.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333828	5/1/2005	PURCHASE	7.150	Full	A	609	270,000.00	270,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333836		REFI-NO CASHOUT	5.750	Full	AA	654	145,000.00	0	1	4/30/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5333877		REFI-CASH OUT	8.100	Full	A	619	171,000.00	0	1	6/30/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N

LBMLT 2003-4 CL 6/3 ... Total
7/10/2003 4:16 PM

Prepared by: Ron Ordema
Sr. Bus Ops Analyst
LBMC Capital Markets

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.375 WA Rate
353.77 WA Rterm
11,798 Loan Count
$ 2,200,000,305.17 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5333695	7486614	WEITZEL	804 JEFFERSON STREET	OREGON CITY	OR	97045	OWNER OCC	SFR
5333698	7486637	YBARRA	2300 E VINE STREET	STOCKTON	CA	95205	OWNER OCC	SFR
5333864	7486713	LOPEZ	972 SCOTLAND STREET	LEMOORE	CA	93245	OWNER OCC	SFR
5334026	7486728	SEPULVEDA	780-784 PROVIDENCE STREET	WEST WARWICK	RI	2893	NON OWNER	2-4 UNITS
5334057	7486750	FARADAY	1586 CHANCELLOR COURT	CLERMONT	FL	34711	OWNER OCC	SFR
5334115	7486848	RAMIREZ	615 N 4TH STREET	PATTERSON	CA	95363	OWNER OCC	SFR
5334123	7486853	ALI	3353 E WAWONA AVENUE	FRESNO	CA	93725	OWNER OCC	SFR
5334131	7486861	DE LA CRUZ	1379 80TH AVENUE	OAKLAND	CA	94621	OWNER OCC	SFR
5334164	7486825	ROJAS	200 APPLEWOOD ROAD	ST PAULS	NC	28384	OWNER OCC	MANU/MOBIL
5334180	7486911	CENTENO	1527 DESDEMONA COURT	SAN JOSE	CA	95121	OWNER OCC	PUD
5334263	7486984	CABRERA	130 WICKS RD	BRENTWOOD	NY	11717	OWNER OCC	SFR
5334271	7487000	HACKETT	72510 DAISEY STREET	COVINGTON	LA	70435	OWNER OCC	MANU/MOBIL
5334305	7487034	HOOPER	2508 PEACE COURT	NEW ORLEANS	LA	70117	NON OWNER	SFR
5334347	7487075	ANTOLINI	3865 SPARROWOOD WAY	SACRAMENTO	CA	95823	OWNER OCC	SFR
5334412	7487141	KOTZ	739 ALAMEDA AVENUE	SOUTH LAKE TAHOE	CA	96150	OWNER OCC	2-4 UNITS
5334420	7487158	TEJEDA	9870 OLIVE STREET	OAKLAND	CA	94603	OWNER OCC	SFR
5334446	7487174	LOPEZ	723 ALMADEN AVENUE	SAN JOSE	CA	95110	OWNER OCC	SFR
5334461	7487190	FLAMMANG	1203 GLENBROOK AVENUE	ROSEVILLE	CA	95678	2ND HOME	SFR
5334545	7487265	EDWARDS	21478 CRYSTAL FALLS DRIVE	SONORA	CA	95370	OWNER OCC	MANU/MOBIL
5334578	7487299	JAMNBACK	83 FULTON ROAD	CANONSBURG	PA	15317	OWNER OCC	SFR
5334586	7487307	WALTERS	58 W WASHINGTON BL	PASADENA	CA	91103	NON OWNER	2-4 UNITS
5334636	7487356	KNIGHT	2901 GRAHAM DRIVE	KINSTON	NC	28504	OWNER OCC	SFR
5334677	7487380	REED	18840 RAMPER AVENUE	HAYWARD	CA	94541	OWNER OCC	SFR
5334685	7487398	LEANO	1251 SCHLEIDER DRIVE	TRACY	CA	95376	OWNER OCC	SFR
5334693	7487406	JAMES	498 RED ROCK RANCH ROAD	RED ROCK	TX	78662	OWNER OCC	MANU/MOBIL
5334719	7487422	JAWWAD	127 E JEFFERSON STREET	STOCKTON	CA	95206	NON OWNER	SFR
5334735	7487448	NEUFELDT	4818 WEST MAURIE AVENUE	SANTA ANA	CA	92703	OWNER OCC	SFR
5334743	7487455	STRATTON	1604 PRESIOCA STREET NO16	SAN DIEGO	CA	91977	OWNER OCC	CONDO
5334776	7487480	PREHODA	14 TAMMAN PASS	MALTA	NY	12019	OWNER OCC	SFR
5334784	7487497	ROSIER	ROUTE 1 BOX 23 A	SUMMIT POINT	WV	25446	OWNER OCC	SFR
5334792	7487505	THURMAN	214 W MARION ST	ABERDEEN	WA	98520	OWNER OCC	SFR
5334800	7487513	COBB	513 COLD COURT	AYNOR	SC	29511	OWNER OCC	MANU/MOBIL
5334818	7487521	PACE	304 S 12TH AVE	BOZEMAN	MT	59715	OWNER OCC	SFR
5334842	7487554	RIVERA	2230 E AVENUE Q4 AVENUE 40	PALMDALE	CA	93550	OWNER OCC	CONDO
5334875	7452944	YOUNG	510 E 35TH AV	GARY	IN	46409	OWNER OCC	SFR
5334900	7487612	BAIN	655 WASHINGTON STREET 3A	DENVER	CO	80203	OWNER OCC	CONDO
5334958	7487661	FOSTER	1101 NE 4TH AVE	MINERAL WELLS	TX	76067	OWNER OCC	SFR
5334966	7487679	CLEVELAND	728 VANBUREN AVE	LINDEN	NJ	7036	OWNER OCC	SFR
5335047	7487752	GILLEY	1700 RUSTIC WOOD COURT	MOBILE	AL	36609	OWNER OCC	SFR
5335096	7487802	HEPBURNE	1410 SW 87 TERRACE	PEMBROKE PINES	FL	33025	OWNER OCC	PUD
5335138	7487844	SCOTT	1383 SKYVIEW RD	WEST POINT	KY	40177	OWNER OCC	MANU/MOBIL
5335146	7487851	MANSON	6702 COLONY PARK DRIVE	AUSTIN	TX	78724	OWNER OCC	SFR
5335229	7487927	MUTCHIE	5126 E ROCK LEDGE LN	KANAB	UT	84741	OWNER OCC	MANU/MOBIL
5335245	7487943	LEVIN	40049 WATFORD WAY	PALMDALE	CA	93551	OWNER OCC	SFR
5335260	7487968	CALVILLO	1440 CHALMERS AVE	SAN ANTONIO	TX	78211	OWNER OCC	SFR
5335286	7487984	CARPENTER	141 LOU AVT RD	NATCHITOCHES	LA	71457	OWNER OCC	SFR
5335344	7488040	SORRENSON	11512 TIN CUP DRIVE 112	AUSTIN	TX	78750	NON OWNER	CONDO
5335351	7488057	AKERS	7963 HOUGH RD	ALMONT	MI	48003	OWNER OCC	MANU/MOBIL
5335385	7488081	CARTER	8 HAMILTON AVE UNIT 2	SOUTH NORWALK	CT	6854	OWNER OCC	CONDO
5335427	7488123	ORTIZ	3540 JAMES AVENUE	FORT WORTH	TX	76110	OWNER OCC	SFR
5335443	7488149	MCKEEVER	7511 GRANADA BOULEVARD	MIRAMAR	FL	33023	OWNER OCC	SFR
5335478	7488172	ORTIZ	25635 HORADO LANE	MORENO VALLEY	CA	92551	OWNER OCC	SFR
5335500	7488206	COX	121 LUZERNE STREET	MOUNT IDA	AR	71957	OWNER OCC	SFR
5335583	7488289	CONKLIN	12 FLIRTATION AVE	NEW PRESTON	CT	6777	OWNER OCC	SFR
5335617	7488313	LEGND	227 WOODSIDE PLACE	ROCHESTER	NY	14609	OWNER OCC	SFR
5335633	7488339	LUCERO	153 R.M ROAD	ARROYO SECO	NM	87514	OWNER OCC	SFR
5335641	7488347	MOSSIOUS	18 MORRIS ROAD	SCHENECTADY	NY	12304	OWNER OCC	SFR
5335674	7488370	BENT	787 E 42ND PLACE NORTH	TULSA	OK	74106	NON OWNER	SFR
5335781	7488497	SALAS	3133 3131 3131 1/2 VANE AVENUE	EL MONTE	CA	91733	OWNER OCC	2-4 UNITS
5335807	7488503	MACLIN	1258 E 88TH STREET	CLEVELAND	OH	44103	NON OWNER	SFR
5335872	7488578	HALL	5422 CEDARWOOD DR	LOUISVILLE	KY	40272	OWNER OCC	SFR
5335906	7488602	MORA	11645 CAPITOL DRIVE	RIVERSIDE	CA	92503	OWNER OCC	SFR
5335914	7488610	HAYGOOD	318 REAMER AVENUE	CARNEGIE	PA	15106	OWNER OCC	SFR
5335922	7488628	PHILLIPPE	310 E 10TH ST	JONESBORO	IN	46938	OWNER OCC	SFR
5335948	7488644	WALKER	330 N CHAPEL AVE 110	ALHAMBRA	CA	91801	NON OWNER	CONDO
5335955	7488651	AMIN	2303 E 101ST PLACE	THORNTON	CO	80229	OWNER OCC	SFR
5335971	7488677	LOFLIN	2188 SCHOOL STREET	WINSTON-SALEM	NC	27105	NON OWNER	SFR
5336003	7488701	CAPUTO	183 WESTERLY TERRACE	COLCHESTER	CT	6415	OWNER OCC	SFR
5336078	7488776	BARNHARDT	225 BYERLY ROAD	LEXINGTON	NC	27295	OWNER OCC	SFR
5336151	7488859	CLINCY JR	510 41ST AVENUE SOUTH	ST PETERSBURG	FL	33705	OWNER OCC	SFR
5336177	7488875	WILLIAMS	410 GHEN RD	BRANDENBURG	KY	40108	OWNER OCC	MANU/MOBIL
5336185	7488883	CHAVEZ	555 W NORTHPARK BLVD	SAN BERNARDINO	CA	92407	OWNER OCC	SFR
5336227	7488925	OBIKE	7240 SANTA BARBARA COURT	FONTANA	CA	92336	OWNER OCC	SFR
5336250	7488958	DAVIS	7930 BERMUDA ROAD	LAS VEGAS	NV	89123	NON OWNER	SFR
5336268	7488966	DAVIS	7930 BERMUDA ROAD	LAS VEGAS	NV	89123	OWNER OCC	SFR
5336276	7488974	DEHARO	45638 W FIG AVENUE	LANCASTER	CA	93534	OWNER OCC	SFR
5336284	7488982	ZEPEDA AYALA	3361 N REED ROAD	CHINO VALLEY	AZ	86323	OWNER OCC	MANU/MOBIL
5336300	7489008	BELL	4250 VISTA PANORAMA WAY #202	OCEANSIDE	CA	92057	NON OWNER	CONDO
5336433	7489139	CINERT	1203 LACEY AVE	LISLE	IL	60532	OWNER OCC	SFR
5336490	7489188	MATEO	1204 1206 & 1208 E 45TH STREET	LOS ANGELES	CA	90011	OWNER OCC	2-4 UNITS
5336565	7489261	ACOSTA	824 HARDING AVENUE	MONTEREY PARK	CA	91754	OWNER OCC	SFR
5336573	7489279	BAKER	1410 S 37TH STREET	MESA	AZ	85206	OWNER OCC	SFR

LOAN NUMBER	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PMT	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE
5333695	360	80.00	100.00	7.350	6/1/2003	5/1/2033	1322.83	192,000.00	191,853.17	191,705.44	ARM	4.990	13.350	7.350	1.000	1.000	5/1/2005
5333698	360	77.63	0.00	6.375	6/1/2003	5/1/2033	736.17	118,000.00	117,890.71	117,780.83	FXD	0.000	0.000	0.000	0.000	0.000	
5333864	180	90.00	0.00	8.300	6/1/2003	5/1/2018	1238.23	143,855.00	143,477.53	142,987.53	FXD	0.000	0.000	0.000	0.000	0.000	
5334026	360	80.00	0.00	7.500	6/1/2003	5/1/2033	995.69	142,400.00	142,294.31	142,187.96	FXD	0.000	0.000	0.000	0.000	0.000	
5334057	360	80.00	100.00	7.990	6/1/2003	5/1/2033	1055.04	143,920.00	143,823.23	143,725.81	ARM	4.990	13.990	7.990	1.000	1.000	5/1/2005
5334115	360	80.00	0.00	10.750	6/1/2003	5/1/2033	1823.16	195,200.00	195,126.51	195,052.38	ARM	5.990	16.750	10.750	1.000	1.000	5/1/2005
5334123	180	64.50	0.00	8.550	6/1/2003	5/1/2018	738.42	84,500.00	84,272.81	83,944.11	FXD	0.000	0.000	0.000	0.000	0.000	
5334131	360	80.00	85.00	6.250	6/1/2003	5/1/2033	1329.95	216,000.00	215,765.05	215,589.03	ARM	4.250	12.250	6.250	1.000	1.000	5/1/2005
5334164	360	85.00	0.00	9.000	6/1/2003	5/1/2033	679.12	76,200.00	76,157.28	76,114.24	FXD	0.000	0.000	0.000	0.000	0.000	
5334180	360	80.00	100.00	6.100	6/1/2003	5/1/2033	1578.01	260,400.00	260,145.69	259,890.09	ARM	4.990	12.100	6.100	1.000	1.000	5/1/2005
5334263	360	73.64	0.00	5.750	7/1/2003	6/1/2033	945.39	162,000.00	162,000.00	161,830.86	FXD	0.000	0.000	0.000	0.000	0.000	
5334271	360	71.03	0.00	8.750	7/1/2003	6/1/2033	407.91	51,850.00	51,820.07	51,820.07	ARM	4.990	14.750	8.750	1.000	1.000	6/1/2005
5334305	360	80.00	0.00	8.600	7/1/2003	6/1/2033	537.39	68,000.00	68,000.00	67,961.28	FXD	0.000	0.000	0.000	0.000	0.000	
5334347	360	80.00	100.00	7.050	6/1/2003	5/1/2033	1150.11	172,000.00	171,860.39	171,719.96	ARM	4.990	13.050	7.050	1.000	1.000	5/1/2005
5334412	360	85.00	0.00	6.950	6/1/2003	5/1/2033	2250.63	340,000.00	339,718.54	339,435.45	FXD	0.000	0.000	0.000	0.000	0.000	
5334420	360	80.00	100.00	6.600	6/1/2003	5/1/2033	1660.52	260,000.00	259,537.66	259,537.69	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005
5334446	360	80.00	100.00	6.350	7/1/2003	6/1/2033	1692.49	272,000.00	271,746.84	271,746.84	ARM	4.990	12.350	6.350	1.000	1.000	6/1/2005
5334461	360	80.00	0.00	6.375	6/1/2003	5/1/2033	1023.15	164,000.00	163,848.10	163,695.39	ARM	4.250	12.375	6.375	1.000	1.000	5/1/2005
5334545	360	85.00	0.00	8.300	6/1/2003	5/1/2033	930.28	123,250.00	123,171.90	123,093.56	ARM	4.990	14.300	8.300	1.000	1.000	5/1/2005
5334578	360	65.00	0.00	11.490	7/1/2003	6/1/2033	2830.08	286,000.00	286,000.00	285,938.39	ARM	6.750	17.490	11.490	1.000	1.000	6/1/2005
5334586	360	80.00	0.00	7.450	7/1/2003	6/1/2033	1669.91	240,000.00	240,000.00	239,820.09	FXD	0.000	0.000	0.000	0.000	0.000	
5334636	180	90.00	0.00	10.000	6/1/2003	5/1/2018	1257.29	117,000.00	116,717.71	116,433.07	FXD	0.000	0.000	0.000	0.000	0.000	
5334677	360	80.00	0.00	6.500	6/1/2003	5/1/2033	1542.25	244,000.00	243,778.61	243,556.83	FXD	0.000	0.000	0.000	0.000	0.000	
5334685	360	80.00	100.00	6.650	6/1/2003	5/1/2033	1530.45	238,400.00	238,190.68	237,980.20	ARM	4.990	12.650	6.650	1.000	1.000	5/1/2005
5334693	360	90.00	95.00	9.950	6/1/2003	5/1/2033	1021.68	116,910.00	116,857.72	116,805.01	ARM	5.750	15.950	9.950	1.000	1.000	5/1/2005
5334719	360	90.00	0.00	7.850	6/1/2003	5/1/2033	1087.18	150,300.00	150,196.03	150,091.38	ARM	4.250	13.850	7.850	1.000	1.000	5/1/2005
5334735	360	85.00	0.00	8.850	6/1/2003	5/1/2033	2091.81	263,500.00	263,351.50	263,201.91	ARM	6.250	14.850	8.850	1.000	1.000	5/1/2005
5334743	360	75.00	0.00	10.100	6/1/2003	5/1/2033	1061.97	120,000.00	119,948.03	119,895.62	ARM	5.990	16.100	10.100	1.000	1.000	5/1/2005
5334776	360	90.00	0.00	6.500	7/1/2003	6/1/2033	1095.06	173,250.00	173,093.38	173,093.38	ARM	4.250	12.500	6.500	1.000	1.000	6/1/2005
5334784	360	60.60	0.00	12.000	6/1/2003	5/1/2033	2499.53	243,000.00	242,930.47	242,860.74	ARM	5.990	18.000	12.000	1.000	1.000	5/1/2005
5334792	360	90.00	95.00	9.100	6/1/2003	5/1/2033	613.75	75,600.00	75,515.68	75,515.68	ARM	4.990	15.100	9.100	1.000	1.000	5/1/2005
5334800	360	61.20	0.00	10.900	6/1/2003	5/1/2033	732.78	78,500.00	78,472.11	78,443.97	ARM	6.250	16.900	10.900	1.000	1.000	5/1/2005
5334818	360	90.00	0.00	7.400	6/1/2003	5/1/2033	1433.23	207,000.00	206,843.27	206,685.57	ARM	4.250	13.400	7.400	1.000	1.000	5/1/2005
5334842	360	80.00	100.00	6.800	6/1/2003	5/1/2033	375.51	57,600.00	57,227.55	57,227.55	ARM	4.990	12.800	6.800	1.000	1.000	5/1/2005
5334875	360	95.00	0.00	8.300	6/1/2003	5/1/2033	394.38	52,250.00	52,217.02	52,183.81	FXD	0.000	0.000	0.000	0.000	0.000	
5334900	360	80.00	100.00	7.050	6/1/2003	5/1/2033	775.66	116,000.00	115,905.84	115,811.13	ARM	4.990	13.050	7.050	1.000	1.000	5/1/2005
5334958	360	80.00	100.00	8.750	6/1/2003	5/1/2033	566.43	72,000.00	71,958.57	71,916.84	FXD	0.000	0.000	0.000	0.000	0.000	
5334966	360	74.86	0.00	11.300	7/1/2003	6/1/2033	1277.33	131,000.00	130,956.25	130,956.25	ARM	6.750	17.300	11.300	1.000	1.000	6/1/2005
5335047	360	80.00	95.00	11.550	6/1/2003	5/1/2033	890.73	89,600.00	89,571.67	89,543.07	ARM	6.750	17.550	11.550	1.000	1.000	5/1/2005
5335096	360	81.79	0.00	8.425	6/1/2003	5/1/2033	1255.37	164,400.00	164,198.89	164,198.99	ARM	5.750	14.425	8.425	1.000	1.000	5/1/2005
5335138	360	70.00	0.00	9.500	6/1/2003	5/1/2033	678.68	80,500.00	80,608.43	80,608.43	ARM	5.990	15.500	9.500	1.000	1.000	5/1/2005
5335146	360	80.00	0.00	12.300	7/1/2003	6/1/2033	631.06	60,000.00	60,000.00	59,983.94	FXD	0.000	0.000	0.000	0.000	0.000	
5335229	360	85.00	0.00	9.350	6/1/2003	5/1/2033	952.35	114,750.00	114,633.03	114,633.03	ARM	5.990	15.350	9.350	1.000	1.000	5/1/2005
5335245	360	77.70	0.00	6.000	6/1/2003	5/1/2033	1378.97	230,000.00	229,737.02	229,506.74	FXD	0.000	0.000	0.000	0.000	0.000	
5335260	360	63.64	0.00	11.650	6/1/2003	5/1/2033	279.43	28,000.00	27,970.87	27,961.63	FXD	0.000	0.000	0.000	0.000	0.000	
5335286	360	82.73	0.00	7.800	7/1/2003	6/1/2033	486.57	67,590.00	67,542.77	67,542.77	ARM	5.750	13.800	7.800	1.000	1.000	6/1/2005
5335344	360	80.00	0.00	8.900	7/1/2003	6/1/2033	1001.59	129,600.00	129,529.94	129,459.38	FXD	0.000	0.000	0.000	0.000	0.000	
5335351	360	90.00	0.00	8.775	7/1/2003	6/1/2033	1440.57	182,700.00	182,700.00	182,595.47	ARM	5.750	14.775	8.775	1.000	1.000	6/1/2005
5335385	360	85.00	0.00	10.900	7/1/2003	6/1/2033	1043.98	110,500.00	110,459.71	110,459.71	ARM	6.750	16.900	10.900	1.000	1.000	6/1/2005
5335427	360	80.00	100.00	10.650	7/1/2003	6/1/2033	414.84	44,800.00	44,800.00	44,782.76	ARM	6.250	16.650	10.650	1.000	1.000	6/1/2005
5335443	360	80.00	100.00	7.500	6/1/2003	5/1/2033	782.57	111,920.00	111,836.93	111,753.34	ARM	4.990	13.500	7.500	1.000	1.000	5/1/2005
5335478	360	95.00	0.00	6.950	6/1/2003	5/1/2033	1396.05	210,900.00	210,725.41	210,549.81	ARM	4.750	12.950	6.950	1.000	1.000	5/1/2005
5335500	360	83.50	0.00	7.800	7/1/2003	6/1/2033	432.79	60,120.00	60,120.00	60,077.99	ARM	5.750	13.800	7.800	1.000	1.000	6/1/2005

LOAN NUMBER	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5333695	PURCHASE	7.350	Stated	A	683	240,000.00	240,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333698	REFI-NO CASHOUT	6.375	Full	AA	665	152,000.00	0	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5333864	PURCHASE	8.300	Stated	AA	658	159,850.00	159,850	1	5/12/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5334026	PURCHASE	7.500	Stated	AA	641	180,000.00	178,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334057	PURCHASE	7.990	Stated	A	673	179,900.00	179,900	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334115	REFI-CASH OUT	10.750	Full	B	503	244,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334123	REFI-CASH OUT	8.550	Stated	AA	608	100,000.00	0	1	5/1/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5334131	PURCHASE	6.250	Stated	AA	643	270,000.00	270,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334164	PURCHASE	9.000	Full	A	659	92,000.00	92,000	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334180	PURCHASE	6.100	Full	A	732	325,500.00	325,500	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334263	REFI-CASH OUT	5.750	Stated	AA	606	220,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5334271	REFI-NO CASHOUT	8.750	Full	A-	500	73,000.00	0	1	5/21/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5334305	REFI-CASH OUT	8.600	Full	B	649	85,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5334347	PURCHASE	7.050	Stated	A	652	215,000.00	215,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334412	REFI-CASH OUT	6.950	Stated	A	651	400,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334420	PURCHASE	6.600	Stated	A	730	325,000.00	325,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5334446	PURCHASE	6.350	Stated	A	736	340,000.00	340,000	1	5/28/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5334461	REFI-CASH OUT	6.375	Stated	AA	730	205,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334545	PURCHASE	8.300	Full	A-	566	150,000.00	145,000	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334578	REFI-NO CASHOUT	11.490	Full	C	546	440,000.00	0	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5334586	REFI-CASH OUT	7.450	Limited	B	622	300,000.00	0	1	5/22/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5334636	REFI-CASH OUT	10.000	Full	A-	507	130,000.00	0	1	4/28/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5334677	REFI-CASH OUT	6.500	Full	AA	647	305,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334685	PURCHASE	6.650	Stated	A	803	298,000.00	298,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334693	PURCHASE	9.950	Full	A-	544	130,000.00	129,900	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334719	PURCHASE	7.850	Full	AA	684	167,000.00	167,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334735	REFI-CASH OUT	8.850	Full	B-	511	310,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334743	REFI-CASH OUT	10.100	Stated	B	509	160,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334776	PURCHASE	6.500	Stated	AA	667	194,000.00	192,500	1	5/2/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5334784	REFI-CASH OUT	12.000	Stated	C	519	401,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334792	REFI-CASH OUT	9.100	Full	A-	594	84,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5334800	REFI-CASH OUT	10.900	Full	B-	553	125,000.00	0	1	5/13/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334818	REFI-CASH OUT	7.400	Stated	AA	650	230,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334842	PURCHASE	6.800	Full	A	747	72,000.00	72,000	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5334875	PURCHASE	8.300	Stated	AA	695	60,000.00	55,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334900	PURCHASE	7.050	Stated	A	618	145,000.00	145,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334958	PURCHASE	8.750	Stated	A	600	91,000.00	90,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334966	REFI-CASH OUT	11.300	Full	C	505	175,000.00	0	1	5/27/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5335047	PURCHASE	11.550	Full	C	527	112,000.00	112,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5335096	REFI-CASH OUT	8.425	Full	A-	488	201,000.00	0	1	5/7/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5335138	REFI-CASH OUT	9.500	Full	B	512	[illegible]	0	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5335146	REFI-CASH OUT	12.300	Full	B-	508	75,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5335229	REFI-CASH OUT	9.350	Full	B	522	135,000.00	0	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5335245	REFI-CASH OUT	6.000	Stated	AA	663	296,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5335260	REFI-CASH OUT	11.600	Stated	C	534	44,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5335286	REFI-NO CASHOUT	7.800	Full	A-	579	81,700.00	0	1	5/9/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5335344	PURCHASE	8.900	Full	A	602	157,000.00	157,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5335351	REFI-CASH OUT	8.775	Full	A-	527	203,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5335385	REFI-NO CASHOUT	10.900	Full	D	543	170,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5335427	PURCHASE	10.650	Full	B-	553	56,000.00	56,000	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5335443	PURCHASE	7.500	Full	A	647	139,900.00	139,900	1	4/16/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5335478	PURCHASE	6.950	Stated	AA	738	222,500.00	222,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5335500	REFI-CASH OUT	7.800	Full	B	597	72,000.00	0	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5338058	74420772	LUCERO	3318 FRANKLIN STREET	DENVER	CO	80205	OWNER OCC	SFR
5338074	74420798	SELISHAR	704 1ST AVE E	THREE FORKS	MT	59752	OWNER OCC	SFR
5338082	74420806	WRIGHT	10821 CROMBIE DR SW	LAKEWOOD	WA	98439	NON OWNER	SFR
5338116	74420822	DAWSON	21880 ALLISON ROAD	NOTI	OR	97461	OWNER OCC	SFR
5338132	74420848	BOURSAW	29311 FERNCREST ROAD	RAINIER	OR	97048	OWNER OCC	SFR
5338157	74420863	COHERTY EVANS	4219 CORNELL CROSSING	KENNESAW	GA	30144	NON OWNER	PUD
5338181	74490897	GILBREATH	1012 HWY 227	TRAIL	OR	97541	OWNER OCC	MANUMOBIL
5338207	74490913	BACHELOR	4233 SE CORA STREET	PORTLAND	OR	97206	OWNER OCC	SFR
5338264	74490970	HELLER	1435 EATON STREET	LAKEWOOD	CO	80214	OWNER OCC	SFR
5338280	74490056	MEDINA	18030 EAST AVENUE Q	PALMDALE	CA	93591	OWNER OCC	SFR
5338314	74421028	DICKERSON	1153 69TH AVENUE	OAKLAND	CA	94621	OWNER OCC	SFR
5338322	74491036	BARNETT	6815 THERMAL STREET	OAKLAND	CA	94605	OWNER OCC	SFR
5338348	74502121	AGUILERA	749 E AVENIDA DELAS FLORES	THOUSAND OAKS	CA	91360	OWNER OCC	SFR
5338371	74491069	GONZALEZ	1628-1630 RICK RHODES DRIVE	EL PASO	TX	79936	NON OWNER	2-4 UNITS
5338363	74491077	DANAS	12019 WILKIE LANE	HOUSTON	TX	77078	OWNER OCC	SFR
5338462	74491150	SAAVEDRA	1069 SANTA ANA STREET	SAN LORENZO	CA	94580	OWNER OCC	SFR
5338488	74491176	MARHENEKE	211 SOUTH FREMONT STREET #113	SAN MATEO	CA	94401	OWNER OCC	SFR
5338470	74491184	LATIOLAIS	407 CACTUS ROAD	SCOTT	LA	70583	OWNER OCC	MANUMOBIL
5338504	74491192	BARAJAS	1319 VINE ST	SAN JOSE	CA	95110	NON OWNER	SFR
5338520	74634080	COHEN	99 SE MIZNER BLVD #233	BOCA RATON	FL	33432	2ND HOME	CONDO
5338579	74491257	GARCIA	300 WATERVIEW TERRACE	VALLEJO	CA	94591	OWNER OCC	SFR
5338645	74491333	BOWMAN	4081 FORNI ROAD	PLACERVILLE	CA	95667	OWNER OCC	SFR
5338652	74491341	WALKER	5850 CLEAR CREEK DRIVE	DENVER	CO	80212	OWNER OCC	SFR
5338660	74491358	GONZALEZ	188 PEARL LANE	EL PASO	TX	79915	NON OWNER	SFR
5338710	74421408	SOUZA JR	421 WADDELL WAY	MODESTO	CA	95357	OWNER OCC	SFR
5338728	74491416	BALL	1102 ELM AVENUE	MODESTO	CA	95351	OWNER OCC	SFR
5338744	74491432	CALVERT	4270 LUKEMAN ROAD	PLACERVILLE	CA	95667	OWNER OCC	SFR
5338751	74491440	SAAVEDRA	1142 PALOMINO ST	MANTECA	CA	95336	OWNER OCC	SFR
5338777	74491465	TAYLOR	3024 HOLLYWOOD DR	CERES	CA	95307	OWNER OCC	SFR
5338827	74491515	COOLEY	1478 W WINGARD ROAD	INDEPENDENCE	KS	67301	OWNER OCC	SFR
5338876	74491564	GONZALEZ	7850 PECAN CT	EL PASO	TX	79915	NON OWNER	SFR
5338884	74491572	ADAMS	817 W LOUTHER ST	CARLISLE	PA	17013	OWNER OCC	SFR
5338926	74491614	NICKERSON	6016 ZELZAH AVENUE	LOS ANGELES	CA	91316	OWNER OCC	SFR
5338934	74491622	VENTURA	1036 MARSTON STREET	WEST SACRAMENTO	CA	95605	OWNER OCC	SFR
5338942	74491630	GILL	621 GLEN ARBOR WAY	MODESTO	CA	95358	OWNER OCC	SFR
5338959	74491648	HALEY	6600 4TH AVENUE	RIO LINDA	CA	95673	OWNER OCC	SFR
5338957	74491655	SHEMTOV	141-32 71ST ROAD	FLUSHING	NY	11367	OWNER OCC	SFR
5338975	74491663	CORONA	3261 A&B 35TH AVENUE	SACRAMENTO	CA	95824	OWNER OCC	2-4 UNITS
5338983	74491671	MOHAEDESS	2558 JACQUELYN LANE	WEST SACRAMENTO	CA	95691	OWNER OCC	SFR
5339031	74491721	GUERRERO	8609 GAIL MARIE DRIVE	LAMONT	CA	93241	OWNER OCC	SFR
5339049	74491739	COTTENGIM	600 PALO VERDE STREET	BAKERSFIELD	CA	93309	OWNER OCC	SFR
5339056	74491747	BIEBRECHT	18146 W AUGUST AVE	DELHI	CA	95315	OWNER OCC	SFR
5339072	74491762	JONES	822 EL TERRINO AVE	MODESTO	CA	95350	OWNER OCC	SFR
5339106	74491796	STEINER	19 ALTA DRIVE	LA SELVA BEACH	CA	95076	OWNER OCC	SFR
5339122	74491812	GONZALEZ	4218 LA ADELITA DR	EL PASO	TX	79922	NON OWNER	PUD
5339130	74491820	THOMAS	1311 S RACE STREET	ALLENTOWN	PA	18103	NON OWNER	SFR
5339171	74491861	KEELAN	6 SCOTCHTOWN LANE	MIDDLETOWN	NY	10941	OWNER OCC	SFR
5339189	74491879	HUERTA	2077 S MAPLE AVENUE	FRESNO	CA	93702	OWNER OCC	SFR
5339205	74491895	NAVARRO	3387 ALICIA AVENUE	ALTADENA	CA	91001	OWNER OCC	SFR
5339213	74491903	WROBEL	6948 STERLING LANE	PORT RICHEY	FL	34668	NON OWNER	SFR
5339221	74491911	MARTIN JR	2754 EDNA STREET	NEW ORLEANS	LA	70126	OWNER OCC	SFR
5339239	74491929	BECK	8825 COACHMAN AVENUE	WHITTIER	CA	90605	OWNER OCC	SFR
5339247	74491937	BOWLEN	8004 N SPRINGSHIRE DR	PARK CITY	UT	84098	OWNER OCC	SFR
5339387	74492075	KOESTER	15 FERN LANE	GOULDSBORO	PA	18424	OWNER OCC	PUD
5339415	74492103	HOOVER	RR1 BOX 136A	HARVEY'S LANE	PA	18618	OWNER OCC	SFR
5339502	74492150	MONCIVAIZ	1429 E MINERAL ROAD	GILBERT	AZ	85234	OWNER OCC	PUD
5339569	74492257	LOEDO	1541 N CARROLL ERIE RD	PORT CLINTON	OH	43452	OWNER OCC	SFR
5339585	74492273	BEHM	423 W CAROB DRIVE	CHANDLER	AZ	85248	OWNER OCC	PUD
5339593	74492281	CAMPBELL	5218 1ST AVENUE SOUTH	ST PETERSBURG	FL	33707	OWNER OCC	SFR
5339627	74492315	SHORT	13281 SUNBURRY RD	KALKASKA	MI	49646	OWNER OCC	SFR
5339676	74492364	TEEL	8348 RIDGE PLACE	WHITE MOUNTAIN LAKE	AZ	85912	OWNER OCC	MANUMOBIL
5339726	74492414	UMANA	37929 BERYL COURT	PALMDALE	CA	93552	OWNER OCC	SFR
5339775	74492463	MORALES	2801 TROPICAL LAKE DRIVE	KISSIMMEE	FL	34741	OWNER OCC	SFR
5339783	74492471	MOWRER	415 COUNTY ROAD 233	DURANGO	CO	81301	OWNER OCC	SFR
5339809	74492497	WILLIAMS	2317 WARNER AVE	OAKLAND	CA	94603	OWNER OCC	SFR
5339841	74492539	DEWAN	31-43 78TH ST	JACKSON HTS	NY	11372	OWNER OCC	SFR
5339932	74492617	HERRERA	28 FENNER STREET	CRANSTON	RI	2910	OWNER OCC	2-4 UNITS
5339940	74492670	RODRIGUEZ	9419 JILL LANE	DALLAS	TX	75227	OWNER OCC	SFR
5340070	74492752	BROOKS	355 E 41ST STREET	PATERSON	NJ	7504	OWNER OCC	SFR
5340153	74492835	RIVERA	3515 W BELDEN AVE	CHICAGO	IL	60647	OWNER OCC	2-4 UNITS
5340179	74492851	CARRARA	3585 SW 103RD AVENUE	BEAVERTON	OR	97005	OWNER OCC	SFR
5340187	74492869	AGUILAR	740 6TH STREET	WOODLAND	CA	95695	OWNER OCC	SFR
5340245	74492927	JONES	2174 CLAYTON	MEMPHIS	TN	38106	NON OWNER	SFR
5340252	74492935	GROSS JR	1850 NW 82ND TERRACE	MIAMI	FL	33147	OWNER OCC	SFR
5340294	74492976	MARZETTE	830 WEST 101ST STREET	LOS ANGELES	CA	90044	NON OWNER	SFR
5340328	74493008	CORDELLA	4501 PERIWINKLE COURT	NOBLESVILLE	IN	46060	OWNER OCC	SFR
5340344	74493024	ESTRELLADO	6909 DELOREAN CIRCLE	LAS VEGAS	NV	89108	OWNER OCC	SFR
5340369	74493040	WOO	18452 DANCY STREET	ROWLAND HEIGHTS	CA	91748	OWNER OCC	SFR
5340401	74493081	MARSHALL	1372 RIVER ROAD	CORONA	CA	92880	OWNER OCC	SFR
5340419	74493069	SWAN	7825 ARBOR CIRCLE #998	HUNTINGTON BEACH	CA	92647	OWNER OCC	CONDO
5340435	74493115	GARRISON	3448 MINNESOTA	ST LOUIS	MO	63118	NON OWNER	SFR
5340443	74493123	SWARTZ	111 OAK LANE	BROCKTON	MA	2301	OWNER OCC	CONDO
5340476	74493156	HIGGINS	4791 GUN CLUB ROAD	WEST PALM BEACH	FL	33406	OWNER OCC	SFR
5340492	74493172	BLANCHET	6539 E MONLACO ROAD	LONG BEACH	CA	90808	OWNER OCC	SFR
5340518	74493198	MORGAN	10585 ARLINGTON AVENUE	RIVERSIDE	CA	92505	OWNER OCC	SFR
5340658	74493321	MURPHY	26 DEMAREST RD	TEANECK	NJ	7666	OWNER OCC	SFR
5340666	74493339	MILLER	108 HAYES AVE	JOHNSTOWN	CO	80534	OWNER OCC	SFR
5340620	74493362	PRESCOTT	1517 WEST 89TH STREET	LOS ANGELES	CA	90047	OWNER OCC	SFR
5340740	74493412	AMAYA	23901 CIVIC CENTER WAY	MALIBU	CA	90265	OWNER OCC	SFR
5340757	74493420	BURRELL	294 RIDGELAND DRIVE	NORTH AUGUSTA	SC	29841	OWNER OCC	MANUMOBIL
5340799	74493495	ESCALANTE	10410 RESEDA BOULEVARD	LOS ANGELES	CA	91326	OWNER OCC	SFR
5340856	74493552	NELSON	609 S STATE ST	FREEPORT	IL	61032	NON OWNER	2-4 UNITS
5340864	74493560	BRUNSON	8305 GRAINFIELD ROAD	SEVERN	MD	21144	OWNER OCC	SFR
5340872	74493578	LOPEZ	402 RUTLEDGE ST	PARK FOREST	IL	60466	OWNER OCC	SFR
5340880	74493588	CLAMMER	5930 HIGHWAY 85 #203	RIVERDALE	GA	30274	NON OWNER	PUD
5340898	74493594	CLAMMER	5930 HIGHWAY 85 #308	RIVERDALE	GA	30274	NON OWNER	PUD
5340906	74493602	CLAMMER	5930 HIGHWAY 85 #202	RIVERDALE	GA	30274	NON OWNER	PUD
5340914	74493610	CLAMMER	5930 HIGHWAY 85 #105	RIVERDALE	GA	30274	NON OWNER	PUD
5340922	74493628	CLAMMER	5930 HIGHWAY 85 #103	RIVERDALE	GA	30274	NON OWNER	PUD
5340930	74493636	CLAMMER	5930 HIGHWAY 85 #201	RIVERDALE	GA	30274	NON OWNER	PUD
5340971	74493677	LEVESQUE	38 BEECHNUT DRIVE	JOHNSTON	RI	2919	OWNER OCC	SFR
5340989	74493685	FORBES	3575 LONESTAR	FORT WORTH	TX	76247	OWNER OCC	CONDO
5340997	74493691	SINGH	13 SANCHEZ ROAD	BELEN	NM	87002	OWNER OCC	SFR
5341011	74493719	EPT	185 MCELHANNON ROAD	BETHLEHEM	GA	30620	OWNER OCC	SFR
5341029	74493727	FLANAGAN	89 OLD LONG POND RD	BREWSTER	MA	2631	OWNER OCC	SFR
5341037	74493735	WARREN	2030 CANTURA DRIVE	MESQUITE	TX	75181	OWNER OCC	PUD
5341045	74493743	MANDERSON	1068 E 43RD ST	BROOKLYN	NY	11210	OWNER OCC	SFR
5341060	74493768	HAHN	162 SAM HOUSTON AVENUE	PAGOSA SPRINGS	CO	81147	OWNER OCC	SFR
5341110	74493818	WHITE	923 W 3RD STREET	ANTIOCH	CA	94509	OWNER OCC	2-4 UNITS
5341128	74493826	CANTU	14627 387TH AVENUE SE	GOLD BAR	WA	98251	NON OWNER	2-4 UNITS
5341144	74493842	WILSON	144 WEST YUCCA STREET	OXNARD	CA	93033	OWNER OCC	SFR
5341151	74493859	FIGGINS	13511 91ST PL NE	KIRKLAND	WA	98034	OWNER OCC	SFR
5341169	74493867	COLE	515 LANGBERG ROAD	BELLVILLE	TX	77418	NON OWNER	SFR
5341177	74493875	TAYLOR	1111 UNIVERSITY BLVD 213A	SILVER SPRING	MD	20902	NON OWNER	CONDO
5341193	74493891	NEIL	1540 BLACKSBURG RD	FINCASTLE	VA	24090	OWNER OCC	SFR
5341235	74493933	JAQUEZ	805 FANNIN STREET	VAN HORN	TX	79855	OWNER OCC	SFR
5341292	74493990	WINGO	1975 STATE ROUTE 232	NEW RICHMOND	OH	45157	OWNER OCC	SFR
5341318	74494014	PORTER	5361 S 2050 WEST	ROY	UT	84067	OWNER OCC	SFR
5341326	74494022	WEISMANN	14423 SE KINGSTON AVE	MILWAUKIE	OR	97267	OWNER OCC	SFR
5341342	74494048	DILLMAN	708 WARREN ST	OREGON CITY	OR	97045	OWNER OCC	SFR
5341359	74494055	ADAMS	3441 QUAIL LANE	COTTONWOOD	CA	96022	NON OWNER	SFR
5341383	74494089	MENDEZ	28101 CASA ENCANTADOR RD	MORENO VALLEY	CA	92555	OWNER OCC	SFR
5341391	74494097	WRIGHT	5368 COLD SPRINGS DRIVE	FORESTHILL	CA	95631	OWNER OCC	MANUMOBIL
5341508	74494196	STANFORD	4255 ENID WAY	DENVER	CO	80239	OWNER OCC	PUD
5341516	74494204	PAYAN	2584 HARNESS DRIVE	POPE VALLEY	CA	94567	OWNER OCC	MANUMOBIL
5341532	74494230	JONES	6708 ALBURY STREET	BAKERSFIELD	CA	93313	OWNER OCC	SFR
5341565	74494253	SHEW	3535 MOUNT GILEAD ROAD	JACKSONVILLE	AL	36265	OWNER OCC	SFR

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5341599	74494287	GLASSCOCK	4678 4678 W ALAMEDA ST	SANTA FE	NM	87507	OWNER OCC	SFR
5341607	74494295	LE	3646 PENN MAR AVE	EL MONTE	CA	91732	OWNER OCC	SFR
5341649	74494337	BENNETT JR	410 W JUNIATA PARKWAY	MILLERSTOWN	PA	17062	OWNER OCC	MANU/MOBIL
5341656	74494345	CASTILLO	12626 HOMESTEAD	TUSTIN	CA	92782	OWNER OCC	CONDO
5341672	74494360	MCGINN	47 LAKE OF THE PINES	EAST STROUDSBURG	PA	18301	OWNER OCC	SFR
5341706	74494394	SIMS	7232 ASBURY DRIVE	LITHONIA	GA	30058	OWNER OCC	SFR
5341714	74494402	MARL JR	17693 E TEMPLE DRIVE	AURORA	CO	80015	OWNER OCC	SFR
5341730	74494428	FOWLER	1533 S HARVESTER	MILLIKEN	CO	80543	OWNER OCC	SFR
5341797	74494485	THOMPSON	100 CANOE CAMP CREED RD	MANSFIELD	PA	16933	OWNER OCC	SFR
5341813	74494501	ACKER	1400 SUNCREST ROAD	BESSEMER	AL	35020	OWNER OCC	SFR
5341821	74494519	WILLIAMS	9024 S 216TH ST	KENT	WA	98031	OWNER OCC	SFR
5341839	74494527	HORN	165 HORN LOOP	FOUNTAIN HILL	AR	71642	OWNER OCC	MANU/MOBIL
5341847	74494535	LEUENBERGER	5537 BAY RIDGE DRIVE	BLAINE	WA	98230	OWNER OCC	MANU/MOBIL
5341854	74494543	OSBORNE	3251 BLUFF AVE SE	SALEM	OR	97302	OWNER OCC	SFR
5341888	74494578	SMITH	7825 CANDLEFLOWER CIRCLE	COLORADO SPRINGS	CO	80920	OWNER OCC	SFR
5341904	74494592	SWEATT	1257-1259 BLOOMINGTON AVENUE	BREMERTON	WA	98312	NON OWNER	2-4 UNITS
5341946	74494634	KEIR	2117 RAINIER AVENUE	EVERETT	WA	98201	OWNER OCC	SFR
5341979	74494667	SCHINDELE	119 SUND RD	ELMA	WA	98541	OWNER OCC	SFR
5341987	74494675	ALEXANDER	2818 SHAMAN DRIVE	HELENA	MT	59601	OWNER OCC	SFR
5341995	74494683	WOOD	115 BLADE DR	MARION	MT	59925	OWNER OCC	MANU/MOBIL
5342027	74494717	CASPERSON	820 L STREET SOUTH	TACOMA	WA	98405	NON OWNER	2-4 UNITS
5342068	74494758	COLEMAN	1700 CADDY COURT	MONROE	NC	28104	OWNER OCC	PUD
5342084	74494774	CASPERSON	3506 EAST I STREET	TACOMA	WA	98404	NON OWNER	SFR
5342118	74494808	PETERS	4120 G PARKWAY	SACRAMENTO	CA	95823	OWNER OCC	SFR
5342134	74494824	SCHALOCK	832 NW DOGWOOD AVENUE	REDMOND	OR	97756	OWNER OCC	SFR
5342159	74494840	MCLENNAN	552 BROWN RD	PORT ANGELES	WA	98363	OWNER OCC	MANU/MOBIL
5342191	74494881	ANTONELLI	1055 LOMITA WAY	RIO LINDA	CA	95673	OWNER OCC	SFR
5342217	74494907	COOK	10824 DUNBAR WAY	RANCHO CORDOVA	CA	95670	OWNER OCC	SFR
5342274	74494964	MARTIN	539 W 120TH STREET	LOS ANGELES	CA	90044	OWNER OCC	SFR
5342282	74494972	HUNT	2538 JULIAN STREET	DENVER	CO	80211	OWNER OCC	CONDO
5342332	74495029	TOMITA	1301 LAKE DRIVE EXTENSION	JOHNSON CITY	TN	37601	OWNER OCC	SFR
5342373	74495060	CARLISLE	1805 SOMERSET PLACE	ANTIOCH	CA	94509	OWNER OCC	PUD
5342407	74495094	WALLACE	52 MARGARITA TERRACE	NOVATO	CA	94947	OWNER OCC	CONDO
5342464	74495151	MUNOZ	54 VILLA STREET	SALINAS	CA	93901	OWNER OCC	SFR
5342472	74495169	HARRIS	25 FAIRMONT ST	BROCKTON	MA	2301	NON OWNER	2-4 UNITS
5342480	74495177	HERNANDEZ	65 WHARF DRIVE	BAY POINT	CA	94565	OWNER OCC	SFR
5342506	74495193	LINVILLE	3742 CENTRAL AVENUE	CERES	CA	95307	OWNER OCC	SFR
5342522	74495219	FISHBURNE	1342 LONGLEAF DRIVE	FAYETTEVILLE	NC	28305	OWNER OCC	PUD
5342530	74495227	RODRIGUEZ	3070 SUNSET AVENUE UNIT 2	MARINA	CA	93933	OWNER OCC	PUD
5342605	74495292	BONTEMPI	52 PASEO DEL SOL	RANCHO STA MARGARITA	CA	92688	OWNER OCC	CONDO
5342621	74495318	GOVEA	27508 STROMBERG COURT	HAYWARD	CA	94545	OWNER OCC	PUD
5342647	74495334	GONZALEZ	3832 DOMINIQUE LANE	STOCKTON	CA	95206	OWNER OCC	SFR
5342662	74495359	BERNARDO	4474 AVENUE 308	VISALIA	CA	93291	OWNER OCC	SFR
5342670	74495367	BURTON	1120 I STREET	RIO LINDA	CA	95673	OWNER OCC	SFR
5342720	74495417	LOW	2828 LYNFIELD ST	PEABODY	MA	1960	OWNER OCC	SFR
5342738	74495425	CAMPBELL	823 WOODWARD ROAD	MIDFIELD	AL	35228	OWNER OCC	SFR
5342746	74495433	PURSER	730 ACKLIN LANE	COPPERAS COVE	TX	76522	OWNER OCC	MANU/MOBIL
5342753	74495441	MONTERO	205-207 BRISTOL BOULEVARD	SAN LEANDRO	CA	94577	OWNER OCC	2-4 UNITS
5342837	74495524	BLEDSOCK	1003 FAIRWOOD LANE NW	ACWORTH	GA	30101	OWNER OCC	PUD
5342852	74495540	DELLORUSSO	409 SHIRLEY ST	WINTHROP	MA	2152	OWNER OCC	2-4 UNITS
5342860	74495557	LOCKLEAR	68 BURGRAW ROAD	LUMBERTON	NC	28360	OWNER OCC	MANU/MOBIL
5342886	74495573	MIJANIC	404 KINGSTON DR	ST LOUIS	MO	63125	OWNER OCC	SFR
5342894	74495581	YATES	3200 VALENCIA DRIVE	KILLEEN	TX	76542	OWNER OCC	MANU/MOBIL
5342985	74495672	GONZALEZ	6142 S MENARD	CHICAGO	IL	60638	OWNER OCC	2-4 UNITS
5343017	74495698	BRADBURY	1117 GLENMOHR CT	STOCKTON	CA	95206	OWNER OCC	SFR
5343025	74495706	LUNA	4737 E BRALY AVENUE	FRESNO	CA	93702	OWNER OCC	SFR
5343074	74495755	BARRAZA	9208-9210 BIRCH STREET	OAKLAND	CA	94603	OWNER OCC	2-4 UNITS
5343108	74495789	HALL	2152 BERNE ALTAMONT ROAD	ALTAMONT	NY	12009	OWNER OCC	SFR
5343124	74495805	CAVANNA	33 WASCHUSETT ST	WORCESTER	MA	1609	NON OWNER	2-4 UNITS
5343132	74495813	GRACIE	11555 DAWN LANE	HANFORD	CA	93230	OWNER OCC	SFR
5343165	74495847	COUTTOLENC	8 SANTA CLARA AVENUE	SALINAS	CA	93906	NON OWNER	SFR
5343199	74495870	OLIVEIRA	214 CIRCLE DRIVE	FELTON	CA	95018	OWNER OCC	SFR
5343322	74496001	SANDERS	2315 DOE ROAD	GRESHAM	SC	29546	OWNER OCC	MANU/MOBIL
5343362	74496068	CHAVEZ	1131 EAST 18TH STREET	NATIONAL CITY	CA	91950	OWNER OCC	SFR
5343397	74496076	HOLLAND	178 ACACIA STREET	SAN JOSE	CA	95110	OWNER OCC	SFR
5343421	74496100	DAVIS	2845 BRIDLE LANE	CORPUS CHRISTI	TX	78410	OWNER OCC	SFR
5343462	74496142	KELLEY	4227 MILL TRACE	YOUNGSTOWN	OH	44511	OWNER OCC	SFR
5343496	74496175	DUENEZ	609 EL SUR STREET	DUARTE	CA	91010	OWNER OCC	SFR
5343504	74496183	EATON	5834 E HURON ST	CHICAGO	IL	60644	OWNER OCC	2-4 UNITS
5343512	74496191	HALL	107 8TH ST	BELGRADE	MT	59714	OWNER OCC	SFR
5343520	74496209	PARKER	513 PHILLIPI CHURCH ROAD	RAEFORD	NC	28376	OWNER OCC	MANU/MOBIL
5343538	74496217	PEREIRA	26077 HAYES STREET	MURRIETA	CA	92562	OWNER OCC	MANU/MOBIL
5343579	74496258	PUGH	631 GRADY PLACE	ATLANTA	GA	30310	NON OWNER	SFR
5343587	74496266	WINFIELD	94 SHADY BRANCH	BENTON	MO	63736	OWNER OCC	MANU/MOBIL
5343637	74496316	ROBINSON	75 SAYERS HILL ROAD	HOWARD	PA	16841	OWNER OCC	MANU/MOBIL
5343652	74496332	NELSON	688 IVY AVENUE	SAINT PAUL	MN	55106	OWNER OCC	SFR
5343660	74496340	KRABLEY	365 SAYLORS MILL ROAD	SPRING CITY	PA	19475	OWNER OCC	SFR
5343686	74496365	STRADER	1927 CECIL AVENUE	KNOXVILLE	TN	37917	OWNER OCC	SFR
5343710	74496399	FOX	8445 S PHILLIPS	CHICAGO	IL	60617	OWNER OCC	2-4 UNITS
5343728	74496407	PERRY	2935 COUNTY ROAD 61	EDISON	OH	43320	OWNER OCC	MANU/MOBIL
5343736	74496415	PUGH	258 LAMON AVENUE SE	ATLANTA	GA	30316	NON OWNER	SFR
5343793	74496472	DAVIS	2877 WESTVIEW DRIVE	CANYON LAKE	TX	78133	OWNER OCC	PUD
5343819	74496498	LOEBLEIN	6745 HART ST	SAGINAW	MI	48609	OWNER OCC	SFR
5343843	74496522	STRICKLAND	88 GARLAND WAY	DUNN	NC	28335	OWNER OCC	MANU/MOBIL
5343850	74496530	STATHOULOPOULOS	8 WOODFORD ST	WORCESTER	MA	1604	NON OWNER	2-4 UNITS
5343884	74496563	ADAMS	121 DEMPSTER AVENUE	MEMPHIS	TN	38109	NON OWNER	SFR
5343900	74496589	SMITH	1601 KILMER TERRACE	DURHAM	NC	27701	OWNER OCC	SFR
5343959	74496639	MASSIE	105 WOOD RIVER ROAD	MILLSAP	TX	76066	OWNER OCC	SFR
5343991	74496670	GRIMES	2512 N 38TH AVENUE	BIRMINGHAM	AL	35207	OWNER OCC	SFR
5344023	74496704	AGUILAR	14509 HELWIG AVENUE	NORWALK	CA	90650	OWNER OCC	SFR
5344114	74496795	KINTNER	18765 E CRESTRIDGE DRIVE	AURORA	CO	80015	OWNER OCC	PUD
5344130	74496811	PADILLA	15118 SHARONHILL DRIVE	WHITTIER	CA	90604	OWNER OCC	SFR
5344221	74496902	BECKWITH	417 W BELOIT STREET	ORFORDVILLE	WI	53576	OWNER OCC	SFR
5344304	74496985	MIRANDA SR	12914 CLARET COURT	RANCHO CUCAMONGA	CA	91730	OWNER OCC	SFR
5344353	74497033	HANSEN	189 S 700 EAST	PAYSON	UT	84651	OWNER OCC	SFR
5344379	74497058	SZYGULSKI	843 GEORGIAN CT	ADDISON	IL	60101	OWNER OCC	TOWNHOUSE
5344403	74497082	SEGANI	8040 CANBY AVENUE 3	RESEDA	CA	91335	OWNER OCC	CONDO
5344411	74497090	MINNEHAN	981 E DIMSON DRIVE	COLUMBUS	OH	43213	OWNER OCC	SFR
5344452	74497132	STROH	13067 DEBELL STREET	LOS ANGELES	CA	91331	OWNER OCC	SFR
5344478	74497157	BUZE	30500 SAN ELJAY AVENUE	CATHEDRAL CITY	CA	92234	OWNER OCC	SFR
5344502	74497181	BURNETTE	1287 S HIGHWAY 341	BARNESVILLE	GA	30204	OWNER OCC	SFR
5344510	74497199	HENDRICKSON	8400 CARDEROCK DR	BETHESDA	MD	20817	OWNER OCC	SFR
5344536	74497215	ROSALES	1729 W 71ST STREET	LOS ANGELES	CA	90047	OWNER OCC	SFR
5344585	74497264	MANNERS JR	5207 AVENUE L	BROOKLYN	NY	11234	OWNER OCC	SFR
5344650	74497330	SANCHEZ	1501 S CLOVERDALE AVENUE	LOS ANGELES	CA	90019	OWNER OCC	2-4 UNITS
5344668	74497348	PORRAS	7855 GILPIN STREET	THORNTON	CO	80229	OWNER OCC	SFR
5344726	74497405	McCOY CUNNINGHAM	1121 SMITH STREET	ROCK HILL	SC	29730	OWNER OCC	SFR
5344742	74497421	HUDSON	31221 TUBERVILLE LANE	SPANISH FORT	AL	36527	OWNER OCC	SFR
5344759	74497439	ESCALERA	5905 LOS ALAMOS STREET	BUENA PARK	CA	90620	OWNER OCC	SFR
5344783	74497462	MUNOZ	3029 MENLO AVENUE	SAN DIEGO	CA	92105	OWNER OCC	SFR
5344791	74497470	O'BRIEN	2089 JACQUES DRIVE	PALM SPRINGS	CA	92262	OWNER OCC	SFR
5344817	74497496	GONZALEZ	4151 TOLAND WAY	LOS ANGELES	CA	90065	OWNER OCC	SFR
5344825	74497504	RUIZ	5521 W 24TH STREET	CICERO	IL	60804	OWNER OCC	2-4 UNITS
5344874	74497553	KLEIN	403 W 2ND AVE	BROOKLYN	IA	52211	OWNER OCC	SFR
5344882	74497561	PARKS	27110 ARROW POINT TRAIL	CORONA	CA	92883	OWNER OCC	PUD
5344890	74497579	BRADLEY	655 E LINITA AVENUE	GLENDALE	CA	91206	OWNER OCC	SFR
5344908	74497587	VILLA	16323 FRANCISQUITO AVENUE	LA PUENTE	CA	91744	OWNER OCC	SFR
5344932	74497611	JONES	13534 CORDARY AVENUE 18	HAWTHORNE	CA	90250	OWNER OCC	CONDO
5344981	74497660	MARTINEZ	3581 EUCALYPTUS STREET	WEST COVINA	CA	91792	OWNER OCC	CONDO
5345004	74497688	ROLDAN	224 PINECREEK LANE	AMERICAN CANYON	CA	94503	OWNER OCC	PUD
5345020	74497702	SANCHEZ	469 S HERBERT AVE	LOS ANGELES	CA	90063	OWNER OCC	SFR
5345111	74497793	BURES	3623 WILLIAMS STREET	DOWNERS GROVE	IL	60515	OWNER OCC	SFR
5345145	74497827	HERNANDEZ	32675 KENTUCKY ST	YUCAIPA	CA	92399	OWNER OCC	SFR
5345178	74497850	RIVAS	8242 CHANTEL DRIVE	FONTANA	CA	92336	OWNER OCC	SFR
5345194	74497876	SOBELMAN	31432 TULETTE LANE	WINCHESTER	CA	92596	OWNER OCC	SFR
5345277	74497947	SAMSON	25 DEVON ROAD	NEWTOWN	PA	18940	OWNER OCC	PUD
5345293	74497983	BRITT	118 BOWLES PLACE DRIVE	COMO	NC	27818	OWNER OCC	MANU/MOBIL

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY P&I
5346317	7449897	RAMIREZ	17810 37TH AVENUE EAST	TACOMA	WA	98446	OWNER-OCC	SFR	360	80.00	100.00	7.050	6/1/2003	5/1/2033	882.64
5346358	7449901	OSORIO	102 BAY MEADOWS DRIVE	IRVING	TX	75063	OWNER-OCC	PUD	360	82.50	0.00	9.450	6/1/2003	5/1/2033	1255.82
5346374	7449903	BABCOCK	2102 GRAND AVE	EVERETT	WA	98201	OWNER-OCC	SFR	360	85.00	95.00	7.200	7/1/2003	6/1/2033	2019.4
5346382	7449904	RAMSAY	3110 W LAKE SAMMAMISH PWY 7	BELLEVUE	WA	98008	OWNER-OCC	CONDO	360	55.17	0.00	7.250	7/1/2003	6/1/2033	2182.57
5346424	7449908	BENSON	12932 DUSTY LANE	CASPER	WY	82604	OWNER-OCC	MANU/MOBIL	360	80.00	0.00	11.250	6/1/2003	5/1/2033	1056.74
5346432	7449909	RUEBENSAM	493 B POPLAR	KANKAKEE	IL	60901	OWNER-OCC	SFR	360	80.00	0.00	10.300	6/1/2003	5/1/2033	453.51
5346440	7449910	WALL	1865 LONE FOX COURT	TRACY	CA	95376	OWNER-OCC	SFR	360	65.00	0.00	7.100	6/1/2003	5/1/2033	2106.83
5346465	7449912	GILMAN	9448 DESTINY AVE	DELHI	CA	95315	OWNER-OCC	SFR	360	80.00	100.00	5.350	7/1/2003	6/1/2033	757.21
5346481	7449914	RIDER	11211 GAUTIER DRIVE	HOUSTON	TX	77065	OWNER-OCC	PUD	360	50.91	0.00	7.300	7/1/2003	6/1/2033	383.97
5346499	7449915	VILLA	6721 LAKE MURRAY BLVD #1	SAN DIEGO	CA	92119	2ND HOME	SFR	360	74.68	0.00	6.500	6/1/2003	5/1/2033	1090.32
5346564	7449922	MUSCO	2029 SHERIDAN WAY	STOCKTON	CA	95207	OWNER-OCC	SFR	360	80.00	100.00	6.975	7/1/2003	6/1/2033	1300.71
5346580	7449924	DONATO	8539 MARCIANO WAY	STOCKTON	CA	95212	OWNER-OCC	SFR	360	80.00	100.00	6.600	6/1/2003	5/1/2033	1603.58
5346606	7449926	JONES	450 WILLOW TREE DRIVE	MELBOURNE	FL	32940	OWNER-OCC	PUD	360	76.19	0.00	6.875	6/1/2003	5/1/2033	525.55
5346614	7449927	WAGENER	37341 AVENUE 18	MADERA	CA	93638	OWNER-OCC	SFR	360	95.00	0.00	7.950	6/1/2003	5/1/2033	1574.86
5346663	7449932	BRADLEY	1238 DEER CREEK DRIVE	FERNDALE	WA	98248	OWNER-OCC	SFR	360	79.99	100.00	8.550	6/1/2003	5/1/2033	1173.37
5346697	7449935	SHOCHKOFF	409 W 21ST STREET	VANCOUVER	WA	98660	NON OWNER	SFR	360	75.00	0.00	6.875	6/1/2003	5/1/2033	1108.57
5346713	7449937	CRUZ	18111 LANCE COURT	SONORA	CA	95370	OWNER-OCC	MANU/MOBIL	360	73.28	0.00	6.400	6/1/2003	5/1/2033	1200.96
5346747	7449940	CALAGUIO	33058 CALISTOGA STREET	UNION CITY	CA	94587	OWNER-OCC	SFR	360	80.00	100.00	5.750	6/1/2003	5/1/2033	1820.75
5346788	7449944	SCHUMACHER	421 MEADOWBROOK DRIVE	HOLLYWOOD PARK	TX	78232	OWNER-OCC	SFR	360	94.99	0.00	7.450	6/1/2003	5/1/2033	1208.18
5346796	7449945	LARSEN	3141 N FRANKLIN ROAD	MERCED	CA	95348	OWNER-OCC	SFR	360	68.18	0.00	7.125	6/1/2003	5/1/2033	1010.58
5346812	7449947	COOKE	2648 W 12770 SOUTH	RIVERTON	UT	84065	OWNER-OCC	SFR	360	90.00	0.00	6.900	6/1/2003	5/1/2033	1671.53
5346857	7449954	VALENZUELA	817 S C STREET	MADERA	CA	93638	OWNER-OCC	SFR	360	75.01	0.00	8.650	6/1/2003	5/1/2033	520.37
5346952	7449961	MORALES	50 WEST DRIVE	NORTHLAKE	IL	60164	OWNER-OCC	SFR	360	84.87	0.00	10.350	6/1/2003	5/1/2033	1418.57
5346980	7449967	HURD	304 VAN SICKLEN AVENUE	BROOKLYN	NY	11207	NON OWNER	2-4 UNITS	360	80.00	0.00	7.550	6/1/2003	5/1/2033	1798.78
5347018	7449967	ZAMORA	284 APPIAN WAY	UNION CITY	CA	94587	OWNER-OCC	SFR	360	80.00	100.00	6.550	7/1/2003	6/1/2033	2027.60
5347026	7449968	ODONNELL	3452 WAYNESBORO DRIVE	CERES	CA	95307	OWNER-OCC	SFR	360	90.00	0.00	7.750	6/1/2003	5/1/2033	1257.31
5347042	7449970	SOLORIO	3418 LIDRA LANE	SAN JOSE	CA	95111	OWNER-OCC	SFR	360	80.00	100.00	7.050	6/1/2003	5/1/2033	1524.56
5347133	7449975	CARLINGTON	3452 TELLER COUNTY ROAD 1	CRIPPLE CREEK	CO	80813	OWNER-OCC	MANU/MOBIL	360	80.00	0.00	7.600	6/1/2003	5/1/2033	977.21
5347141	7449980	WRIGHT	514 WESTGATE STREET	PASADENA	CA	91103	OWNER-OCC	SFR	360	42.86	0.00	6.250	6/1/2003	5/1/2033	923.56
5347182	7449984	MOSSOTTI	11842 S 175TH LANE	GOODYEAR	AZ	85338	OWNER-OCC	PUD	360	90.00	0.00	7.750	6/1/2003	5/1/2033	1418.5
5347224	7449988	GINDER	501 HOLDT ST	BATTLE LAKE	MN	56515	OWNER-OCC	SFR	360	90.00	0.00	8.650	6/1/2003	5/1/2033	326.25
5347232	7449989	KILLIAN	509 LEVELAND LANE	MODESTO	CA	95350	OWNER-OCC	SFR	360	72.48	0.00	8.050	6/1/2003	5/1/2033	1592.47
5347240	7449990	MARKS	1428 S SAWYER AVENUE	CHICAGO	IL	60623	OWNER-OCC	2-4 UNITS	360	73.17	0.00	8.950	6/1/2003	5/1/2033	961.74
5347265	7449992	THOMAS	558 LIBERTY STREET	UNIONDALE	NY	11553	OWNER-OCC	SFR	360	80.00	0.00	7.500	6/1/2003	5/1/2033	1482.34
5347315	7449997	LOPEZ	4874 WHISPER PLACE	TURLOCK	CA	95382	OWNER-OCC	SFR	360	80.00	100.00	6.600	6/1/2003	5/1/2033	1452.06
5347331	7449999	JENKINS	12437 CHADWELL DR	HOUSTON	TX	77031	OWNER-OCC	PUD	180	80.00	0.00	6.600	6/1/2003	5/1/2018	981.81
5347349	7450000	BARROZO	659 HAGEMANN DRIVE	LIVERMORE	CA	94550	OWNER-OCC	SFR	360	80.00	100.00	6.600	6/1/2003	5/1/2033	1941.53
5347356	7450001	EVANS	12003 PARADISE VALLEY DR	HOUSTON	TX	77066	OWNER-OCC	PUD	360	80.00	100.00	7.990	7/1/2003	6/1/2033	820.45
5347398	7450005	SIMMONS	136 E 200 N	SPRINGVILLE	UT	84663	OWNER-OCC	SFR	360	80.00	100.00	7.100	6/1/2003	5/1/2033	887.09
5347422	7450008	MAYES	126 BENNIE GILBERT ROAD	RAGLEY	LA	70657	OWNER-OCC	SFR	180	85.00	0.00	9.300	6/1/2003	5/1/2018	665.1
5347430	7450009	DREISBACH	3325 WOODHAVEN LANE	CONCORD	CA	94519	OWNER-OCC	PUD	360	68.85	0.00	6.825	6/1/2003	5/1/2033	1694.02
5347539	7450019	SANTOS	11227 BUSHWACK PASS	SAN ANTONIO	TX	78254	OWNER-OCC	PUD	360	65.00	0.00	7.450	6/1/2003	5/1/2033	725.68
5347547	7450020	MCCRAREN	4611 DANIEL DRIVE	CRYSTAL LAKE	IL	60014	OWNER-OCC	SFR	360	81.78	0.00	8.550	7/1/2003	6/1/2033	1421.33
5347570	7450023	WESSON	3626 GIRARD AVE N	MINNEAPOLIS	MN	55412	OWNER-OCC	SFR	360	75.00	0.00	13.500	7/1/2003	6/1/2033	1184.86
5347638	7450026	GUTIERREZ	5155 VILLAGE ELM DRIVE	SACRAMENTO	CA	95823	OWNER-OCC	SFR	360	90.00	0.00	7.850	6/1/2003	5/1/2033	1296.29
5347653	7450030	PALAZZOLO	5 BEAU JOL COURT	NESCONSET	NY	11767	OWNER-OCC	SFR	360	48.72	0.00	8.250	6/1/2003	5/1/2033	1169.87
5347695	7450034	MAXSON	109 MELROSE DRIVE	NEW STANTON	PA	15672	OWNER-OCC	SFR	360	79.79	0.00	8.250	6/1/2003	5/1/2033	923.58
5347703	7450035	BROOKS	9766 MILLBURN DR	ST LOUIS	MO	63136	OWNER-OCC	SFR	360	85.00	100.00	10.750	6/1/2003	5/1/2033	583.36
5347729	7450037	WALDEN	7473 POCKET ROAD	SACRAMENTO	CA	95831	OWNER-OCC	SFR	360	74.17	0.00	8.875	6/1/2003	5/1/2033	1169.34
5347760	7450041	ELLIS	5448 GRAND BAYOU	NEW ORLEANS	LA	70129	OWNER-OCC	SFR	360	85.00	0.00	10.800	6/1/2003	5/1/2033	837.33
5347778	7450042	PATINO	211 ARROYO DRIVE	DEL RIO	TX	78840	OWNER-OCC	SFR	360	90.00	0.00	7.950	6/1/2003	5/1/2033	361.42
5347794	7450044	HARLEE	2727 GRIMES STREET	CHARLOTTE	NC	28206	OWNER-OCC	SFR	360	85.00	100.00	8.600	6/1/2003	5/1/2033	463.5
5347802	7450045	RENTERIA	9628 PENJAMO DRIVE	EL PASO	TX	79927	OWNER-OCC	SFR	180	55.58	0.00	9.600	6/1/2003	5/1/2018	367.6
5347828	7450047	SMITH	2802 GRAN-TRI COURT	HIGH POINT	NC	27260	OWNER-OCC	SFR	360	80.00	100.00	8.750	6/1/2003	5/1/2033	502.88
5347844	7450049	GERMAN	5463 BALDWIN	DETROIT	MI	48213	OWNER-OCC	SFR	360	85.00	0.00	10.300	7/1/2003	6/1/2033	341.34
5347877	7450052	PURKEY	1459 BOYLE STREET	ALCOA	TN	37701	OWNER-OCC	SFR	180	80.00	100.00	6.500	6/1/2003	5/1/2018	524.33
5347901	7450055	TERRY	LOT 6 WILLOW LANE	MONROE CITY	MO	63456	OWNER-OCC	MANU/MOBIL	360	85.00	0.00	8.800	8/1/2003	7/1/2033	618.93
5347935	7450058	MARTINEZ	1344 TULIP CIRCLE	MCALLEN	TX	78504	OWNER-OCC	SFR	360	85.00	100.00	7.675	8/1/2003	7/1/2033	961.24
5347943	7450059	CASEY	1911 SW 97 AVENUE	MIRAMAR	FL	33025	OWNER-OCC	SFR	360	80.00	0.00	9.050	6/1/2003	5/1/2033	1144.45
5347950	7450060	MANSFIELD	6853 ELMWOOD RD	INDIAN RIVER	MI	49749	OWNER-OCC	SFR	360	62.87	0.00	11.250	7/1/2003	6/1/2033	506.85
5347976	7450062	LOPEZ	207 EILEEN STREET	GRANTS	NM	87020	OWNER-OCC	MANU/MOBIL	360	80.00	100.00	8.500	6/1/2003	5/1/2033	541.37
5348016	7450066	ECHOLS	7941 S CHAMPLAIN AVENUE	CHICAGO	IL	60619	OWNER-OCC	2-4 UNITS	360	78.60	0.00	8.750	6/1/2003	5/1/2033	1277.74
5348032	7450068	PEREZ	5508 N LARK ELLEN AVENUE	AZUSA	CA	91720	OWNER-OCC	SFR	360	73.19	0.00	7.450	6/1/2003	5/1/2033	1201.48
5348115	7450076	GARCIA	1808 SUMMERFIELD DRIVE	EDINBURG	TX	78539	OWNER-OCC	SFR	180	85.00	0.00	7.100	7/1/2003	6/1/2018	622.7
5348149	7450079	JOHNSON	1831 LEMAR	EVANSTON	IL	60201	OWNER-OCC	2-4 UNITS	360	85.00	95.00	9.050	6/1/2003	5/1/2033	2626.29
5348156	7450080	MABON	931 QUARTERHORSE LANE	OAK PARK	CA	91377	NON OWNER	CONDO	360	63.64	0.00	7.450	6/1/2003	5/1/2033	1482.61
5348164	7450081	AVILA	1117 W LOCUST AVE	ANAHEIM	CA	92802	OWNER-OCC	SFR	360	85.00	0.00	7.350	6/1/2003	5/1/2033	1844.73
5348214	7450082	VERA	5007 AKE AVENUE	EDINBURG	TX	78450	OWNER-OCC	SFR	360	78.67	0.00	10.800	6/1/2003	5/1/2033	1077.63
5348230	7450088	CAPERTON	221 PEBBLECREEK DRIVE	GARLAND	TX	75040	OWNER-OCC	SFR	360	80.00	100.00	7.100	6/1/2003	5/1/2033	752.14
5348248	7450092	GROVES	307 E ADAMS STREET	MOUNT AYR	IA	50854	OWNER-OCC	SFR	360	65.00	0.00	7.550	6/1/2003	5/1/2033	238.9
5348305	7450095	GARZA	2609 MI CIELO DRIVE	WESLACO	TX	78596	OWNER-OCC	SFR	360	85.00	100.00	11.500	7/1/2003	6/1/2033	818.5
5348313	7450096	SPALDING	10304 MERTENS AVE SE	OLDTOWN	MD	21555	OWNER-OCC	SFR	360	85.00	0.00	8.550	7/1/2003	6/1/2033	571.24
5348321	7450097	HAYES	1000 BEL AIRE DRIVE	RANTOUL	IL	61866	NON OWNER	SFR	360	80.00	0.00	9.600	7/1/2003	6/1/2033	262.3
5348354	7450100	RIGA	77 BENEDICT AVE	VALLEY STREAM	NY	11580	OWNER-OCC	2-4 UNITS	360	80.00	95.00	7.100	7/1/2003	6/1/2033	2560.18
5348420	7450107	LUNA	15945 GREVILLEA ST	FONTANA	CA	92335	OWNER-OCC	SFR	360	95.00	0.00	7.300	6/1/2003	5/1/2033	1130.77
5348446	7450109	THOMAS	3173 N 42ND ST	MILWAUKEE	WI	53216	OWNER-OCC	SFR	360	60.00	66.32	12.100	6/1/2003	5/1/2033	492.29
5348461	7450111	SULTAN	5601 GLENWOOD MEWS DRIVE	ALEXANDRIA	VA	22315	OWNER-OCC	PUD	180	76.45	0.00	5.875	7/1/2003	6/1/2018	2092.6
5348495	7450114	SHARMA	166 WATCH HILL	BRANFORD	CT	6405	OWNER-OCC	CONDO	360	60.00	64.94	7.000	6/1/2003	5/1/2033	1173.6
5348503	7450115	MIKULENCAK	4617 DODD DRIVE	CORPUS CHRISTI	TX	78415	NON OWNER	SFR	360	60.00	0.00	7.500	7/1/2003	6/1/2033	256.47
5348511	7450118	LAWES	1469 OLD HICKORY DRIVE	COLUMBUS	OH	43223	NON OWNER	SFR	360	65.33	0.00	7.650	7/1/2003	6/1/2033	601.67
5348552	7450120	SANCHEZ	7297 LOCH NESS WAY	SAN JOSE	CA	95121	OWNER-OCC	SFR	360	80.00	100.00	6.800	6/1/2003	5/1/2033	2053.47
5348586	7450123	WILLIS-FRANKLIN	5313 N 85TH ST	MILWAUKEE	WI	53218	OWNER-OCC	SFR	360	65.00	0.00	11.500	6/1/2003	5/1/2033	527.83
5348651	7450130	ARREDONDO	9140 OLYMPIC BLVD	PICO RIVERA	CA	90660	NON OWNER	2-4 UNITS	360	61.00	0.00	6.400	6/1/2003	5/1/2033	1847.84
5348701	7450135	BILES	7329 16TH AVE SW	SEATTLE	WA	98106	OWNER-OCC	SFR	360	70.00	0.00	8.400	6/1/2003	5/1/2033	1190.9
5348727	7450136	TORRISI	544 SHADY PINE WAY UNIT A	WEST PALM BEACH	FL	33415	OWNER-OCC	CONDO	360	60.00	0.00	9.350	6/1/2003	5/1/2033	746.94
5348743	7450138	DEWEY	979 NW 14TH STREET	FLORIDA CITY	FL	33034	NON OWNER	SFR	180	75.00	0.00	8.625	6/1/2003	5/1/2018	454.37
5348750	7450139	HUTSELL	1829 CRESTHILL AVE	CINCINNATI	OH	45237	OWNER-OCC	SFR	360	85.00	0.00	12.450	7/1/2003	6/1/2033	838.35
5348776	7450141	WILLIAMS JR	918 NE 18TH STREET	OKLAHOMA CITY	OK	73105	NON OWNER	SFR	180	50.00	0.00	7.750	6/1/2003	5/1/2018	220.26
5348784	7450142	WELINSKI	3373 MEADOW LARK LANE	SOPHIA	NC	27350	OWNER-OCC	SFR	360	80.00	100.00	9.050	6/1/2003	5/1/2033	620.72

MATURITY DATE	MONTHLY P&I	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE
6/1/2033	1055.21	176 000.00	175 824.79	175 824.79	ARM	4.990	12.000	6.000	1.000	1.000	6/1/2005	REFI-CASH OUT	6.000	Full	A
5/1/2033	658.15	96 000.00	95 925.85	95 851.25	ARM	4.990	13.300	7.300	1.000	1.000	5/1/2005	PURCHASE	7.300	Stated	A
5/1/2033	528.13	57 500.00	57 500.00	57 454.58	ARM	8.750	18.550	10.550	1.000	1.000	5/1/2005	REFI-CASH OUT	10.550	Full	C
6/1/2033	1363.31	207 000.00	207 000.00	206 826.94	ARM	4.250	12.900	6.900	1.000	1.000	6/1/2005	PURCHASE	6.900	Stated	AA
5/1/2033	528.4	71 400.00	71 352.57	71 304.83	ARM	5.600	14.050	8.050	1.000	1.000	5/1/2005	REFI-CASH OUT	8.050	Full	B
5/1/2033	1063.31	142 200.00	142 108.39	142 016.15	FXD	0.000	0.000	0.000	0.000	0.000		REFI NO CASHOUT	8.200	Full	A
7/1/2033	229.07	34 000.00	34 000.00	34 000.00	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.125	Stated	AA
5/1/2033	2218.05	292 500.00	292 133.25	292 133.25	ARM	5.750	14.350	8.350	1.000	1.000	5/1/2005	REFI-CASH OUT	8.350	Full	A-
5/1/2033	657.28	90 000.00	89 877.58	89 877.58	ARM	4.250	13.850	7.850	1.000	1.000	5/1/2005	PURCHASE	7.850	Stated	AA
5/1/2033	997.58	103 000.00	102 964.45	102 928.57	ARM	8.750	17.150	11.150	1.000	1.000	5/1/2005	REFI NO CASHOUT	11.150	Full	D
5/1/2033	1254.63	215 000.00	214 549.98	214 549.98	ARM	4.250	11.750	5.750	1.000	1.000	5/1/2005	REFI-CASH OUT	5.750	Full	AA
5/1/2033	702.51	104 012.00	103 929.23	103 845.96	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.150	Full	A
6/1/2033	1856.77	280 500.00	280 500.00	280 267.79	ARM	4.990	12.950	6.950	1.000	1.000	6/1/2005	PURCHASE	6.950	Full	A-
5/1/2033	931.8	157 520.00	157 158.00	157 158.00	ARM	4.250	11.875	5.875	1.000	1.000	5/1/2005	PURCHASE	5.875	Stated	AA
5/1/2033	685.66	90 000.00	89 944.34	89 888.29	ARM	5.990	14.400	8.400	1.000	1.000	5/1/2005	REFI-CASH OUT	8.400	Full	B
5/1/2033	1232.65	147 900.00	147 825.70	147 750.52	ARM	5.990	15.400	9.400	1.000	1.000	5/1/2005	REFI-CASH OUT	9.400	Full	B
5/1/2033	1270.47	190 000.00	189 845.78	189 690.65	ARM	4.990	13.050	7.050	1.000	1.000	5/1/2005	PURCHASE	7.050	Stated	A
5/1/2033	1100.75	187 600.00	187 405.98	187 211.03	ARM	4.990	11.800	5.800	1.000	1.000	5/1/2005	PURCHASE	5.800	Full	A
5/1/2033	805.61	119 920.00	119 823.62	119 726.67	ARM	4.990	13.100	7.100	1.000	1.000	5/1/2005	PURCHASE	7.100	Stated	A
5/1/2033	1478.85	250 000.00	249 745.11	249 488.97	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.875	Stated	AA
5/1/2033	1089.1	155 000.00	154 886.11	154 771.50	ARM	5.750	13.550	7.550	1.000	1.000	5/1/2005	REFI-CASH OUT	7.550	Full	A-
6/1/2033	1322.32	208 170.00	207 933.67	207 533.67	ARM	4.990	12.550	6.550	1.000	1.000	6/1/2005	PURCHASE	6.550	Stated	A
5/1/2033	1403.71	225 000.00	224 582.10	224 582.10	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.375	Stated	AA
6/1/2033	515.91	52 500.00	52 460.52	52 477.89	ARM	5.990	17.400	11.400	1.000	1.000	6/1/2005	REFI-CASH OUT	11.400	Stated	B
5/1/2033	554.75	91 300.00	91 211.28	91 122.07	FXD	0.000	0.000	0.000	0.000	0.000		REFI NO CASHOUT	6.125	Stated	A
5/1/2033	488.13	57 800.00	57 771.88	57 743.50	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	9.550	Full	A-
6/1/2033	1440.48	244 174.40	244 174.40	243 924.27	ARM	4.990	11.850	5.850	1.000	1.000	6/1/2005	PURCHASE	5.850	Full	A
5/1/2033	1504.22	245 600.00	245 127.43	245 127.43	ARM	4.990	12.200	6.200	1.000	1.000	5/1/2005	PURCHASE	6.200	Stated	A
5/1/2033	878.25	122 000.00	121 828.95	121 828.95	ARM	5.990	13.800	7.800	1.000	1.000	5/1/2005	PURCHASE	7.800	Full	B
6/1/2033	875.78	103 700.00	103 700.00	103 649.52	ARM	5.990	15.550	9.550	1.000	1.000	6/1/2005	REFI-CASH OUT	9.550	Full	B
5/1/2033	492.58	80 000.00	79 924.09	79 847.78	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA
5/1/2033	1058.26	184 000.00	183 714.07	183 714.07	ARM	4.990	12.700	6.700	1.000	1.000	5/1/2005	PURCHASE	6.700	Full	A
5/1/2033	1350.38	204 000.00	203 480.66	203 308.77	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.950	Stated	AA
5/1/2033	731.39	101 600.00	101 529.01	101 457.58	ARM	4.990	13.600	7.600	3.000	1.000	5/1/2006	REFI-CASH OUT	7.600	Full	A-
6/1/2033	1351.89	215 000.00	215 000.00	214 803.74	ARM	4.990	12.450	6.450	1.000	1.000	6/1/2005	REFI-CASH OUT	6.450	Full	A
5/1/2033	1448.13	221 000.00	220 813.41	220 625.74	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005	REFI-CASH OUT	6.850	Stated	A
6/1/2033	1197.87	202 500.00	202 500.00	202 293.54	ARM	4.250	11.875	5.875	1.000	1.000	6/1/2005	PURCHASE	5.875	Stated	AA
6/1/2033	347.75	32 000.00	32 000.00	31 992.25	ARM	6.750	18.750	12.750	1.000	1.000	6/1/2005	PURCHASE	12.750	Full	C
5/1/2033	882.64	132 000.00	131 892.86	131 785.09	ARM	4.990	13.050	7.050	1.000	1.000	5/1/2005	PURCHASE	7.050	Stated	A
5/1/2033	1255.82	150 000.00	149 881.25	149 805.74	ARM	5.750	15.450	9.450	1.000	1.000	5/1/2005	REFI-CASH OUT	9.450	Full	A-
6/1/2033	2019.4	297 500.00	297 500.00	297 265.60	ARM	4.990	13.200	7.200	1.000	1.000	6/1/2005	PURCHASE	7.200	Full	A
6/1/2033	2182.57	320 000.00	320 000.00	319 750.36	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.250	Limited	A
5/1/2033	1056.74	108 800.00	108 763.26	108 726.18	ARM	5.990	17.250	11.250	1.000	1.000	5/1/2005	REFI-CASH OUT	11.250	Full	B
5/1/2033	453.51	50 400.00	50 379.09	50 358.00	ARM	6.750	16.300	10.300	1.000	1.000	5/1/2005	PURCHASE	10.300	Full	C
5/1/2033	2106.83	313 500.00	313 748.05	312 994.60	ARM	4.250	13.100	7.100	1.000	1.000	5/1/2005	REFI-CASH OUT	7.100	Stated	AA
6/1/2033	757.21	135 600.00	135 600.00	135 447.34	ARM	4.990	11.350	5.350	1.000	1.000	6/1/2005	PURCHASE	5.350	Full	A
6/1/2033	383.97	56 000.00	56 000.00	55 958.75	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.300	Full	B
5/1/2033	1090.32	172 500.00	172 264.06	172 137.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI NO CASHOUT	6.500	Full	AA
6/1/2033	1300.71	166 000.00	165 838.54	165 638.54	ARM	4.990	12.975	6.975	1.000	1.000	6/1/2005	PURCHASE	6.975	Stated	A
5/1/2033	1603.58	251 084.00	250 861.38	250 637.54	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600	Stated	A
5/1/2033	525.55	80 000.00	79 932.74	79 865.10	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.875	Stated	AA
5/1/2033	1574.86	215 650.00	215 398.68	215 250.64	ARM	4.250	13.950	7.950	1.000	1.000	5/1/2005	REFI-CASH OUT	7.950	Full	AA
5/1/2033	1173.37	151 900.00	151 808.92	151 717.19	ARM	5.750	14.550	8.550	1.000	1.000	5/1/2005	PURCHASE	8.550	Full	A-
5/1/2033	1108.57	168 750.00	168 608.23	168 465.64	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.875	Stated	AA
5/1/2033	1700.96	192 000.00	191 823.02	191 645.10	ARM	4.990	12.400	6.400	1.000	1.000	5/1/2005	PURCHASE	6.400	Stated	A
5/1/2033	1820.75	312 000.00	311 348.94	311 348.94	ARM	4.990	11.750	5.750	1.000	1.000	5/1/2005	PURCHASE	5.750	Stated	A
5/1/2033	1208.18	173 350.00	173 220.05	173 089.30	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.450	Stated	AA
5/1/2033	1010.58	150 000.00	149 880.05	149 759.38	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.125	Stated	A
5/1/2033	1671.53	253 800.00	253 584.10	253 370.68	ARM	4.250	12.900	6.900	1.000	1.000	5/1/2005	REFI-CASH OUT	6.900	Stated	AA
5/1/2033	520.37	66 750.00	65 583.68	65 583.68	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.650	Stated	A-
5/1/2033	1418.57	157 000.00	156 935.58	156 870.58	ARM	6.250	16.350	10.350	1.000	1.000	5/1/2005	REFI-CASH OUT	10.350	Full	B-
5/1/2033	1798.78	256 000.00	255 811.91	255 622.63	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005	REFI-CASH OUT	7.550	Full	A-
6/1/2033	2027.60	318 400.00	318 400.00	318 114.94	ARM	4.990	12.550	6.550	1.000	1.000	6/1/2005	PURCHASE	6.550	Stated	A
5/1/2033	1257.31	175 500.00	175 376.13	175 251.46	ARM	4.990	13.750	7.750	1.000	1.000	5/1/2005	REFI-CASH OUT	7.750	Full	A
5/1/2033	1524.56	225 000.00	227 614.04	227 828.79	ARM	5.750	13.050	7.050	1.000	1.000	5/1/2005	PURCHASE	7.050	Stated	A-
5/1/2033	977.21	138 400.00	138 299.32	138 198.01	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.600	Full	A
5/1/2033	923.56	150 000.00	149 857.67	149 714.60	ARM	4.250	12.250	6.250	1.000	1.000	5/1/2005	REFI-CASH OUT	6.250	Stated	AA
5/1/2033	1418.5	198 000.00	197 860.25	197 719.60	ARM	4.990	13.750	7.750	1.000	1.000	5/1/2005	REFI-CASH OUT	7.750	Full	A-
5/1/2033	326.25	41 650.00	41 600.66	41 600.66	ARM	4.990	14.650	8.650	1.000	1.000	5/1/2005	REFI-CASH OUT	8.650	Full	A-
5/1/2033	1592.47	216 000.00	215 858.53	215 712.10	ARM	4.990	14.050	8.050	1.000	1.000	5/1/2005	REFI-CASH OUT	8.050	Full	A-
5/1/2033	961.74	120 000.00	119 867.03	119 667.03	ARM	5.750	14.950	8.950	1.000	1.000	5/1/2005	REFI-CASH OUT	8.950	Full	A-
5/1/2033	1482.34	212 000.00	211 842.66	211 684.34	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.500	Full	A
5/1/2033	1452.06	227 360.00	227 157.06	226 914.18	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600	Full	A
5/1/2018	981.81	112 000.00	111 634.19	111 265.37	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.600	Full	A
5/1/2033	1941.53	304 000.00	303 459.46	303 459.46	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600	Stated	A
6/1/2033	820.45	111 920.00	111 920.00	111 844.75	ARM	4.990	13.990	7.990	1.000	1.000	6/1/2005	PURCHASE	7.990	Full	A-

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage

Specialty Home Loans

Washington Mutual

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5348842	74501487	GLADNEY	7235 NO NAME LANE	DURANT	FL	33530	OWNER OCC	[illegible]
5348875	74501511	INGRAM	300 BARTLETT ROAD	PIKEVILLE	NC	27863	OWNER OCC	MANUMOBIL
5348933	74501578	TIFFERY SR	1835 W LEEWYNN DRIVE	SARASOTA	FL	34240	OWNER-OCC	SFR
5348974	74501610	DILLON	11309 COMPANION CIRCLE 8	JACKSONVILLE	FL	32724	OWNER-OCC	PUD
5348990	74501636	RICHARDS	2684 HANSEN PLACE	BALDWIN	NY	11510	OWNER-OCC	SFR
5349006	74501644	GALLEGO	807 SE 20TH CT	CAPE CORAL	FL	33990	OWNER-OCC	SFR
5349030	74501677	LA PLANTE	2330 N FIRST #101-104	FRESNO	CA	93711	NON OWNER	2-4 UNITS
5349048	74501685	ROSHTO Jr	1378 ELK AVENUE	VILLISCA	IA	50864	OWNER-OCC	SFR
5349063	74501701	IM	2929 1ST AVE #414	SEATTLE	WA	98121	OWNER OCC	CONDO
5349089	74501727	FEREBEE	31491 SANDHILL LANE	TEMECULA	CA	92591	OWNER-OCC	SFR
5349105	74501743	ARMANY	40 MONTVALE STREET	ROSLINDALE	MA	2131	OWNER-OCC	2-4 UNITS
5349113	74501750	THOMAS	308 EVELYN AVENUE	CLEARWATER	FL	33765	OWNER-OCC	SFR
5349139	74501776	DOSA	425 CHARMINGDALE ROAD	DIAMOND BAR	CA	91765	OWNER-OCC	SFR
5349196	74501834	MARSZALEK	1509 N SUMTER AVE	GOLDEN VALLEY	MN	55427	OWNER OCC	SFR
5349212	74501859	CACERES	9041 CANTERBURY AVENUE	LOS ANGELES	CA	91331	OWNER OCC	SFR
5349238	74501875	WARNER	2023 MILDRED PLACE	ONTARIO	CA	91761	OWNER OCC	SFR
5349246	74501883	ANZALDO	311 CELIA STREET	POMONA	CA	91768	OWNER-OCC	SFR
5349253	74501891	MURPHY	912 GRAYSON STREET	NORFOLK	VA	23523	OWNER OCC	SFR
5349261	74501909	HANCOCK	7875 PORTOLA ROAD	RANCHO CUCAMONGA	CA	91730	OWNER-OCC	CONDO
5349295	74501933	PEREZ	5120 EAST WALTON STREET	LONG BEACH	CA	90810	OWNER OCC	SFR
5349345	74501982	JACKSON	901 903 E 109TH PLACE	LOS ANGELES	CA	90059	OWNER-OCC	2-4 UNITS
5349386	74502022	DELA CRUZ	24210 SEAGROVE AVENUE	CARSON	CA	90745	OWNER OCC	SFR
5349451	74502196	TAYLOR	422 SHAWNEE AVENUE	MEMPHIS	TN	38106	NON OWNER	SFR
5349469	74502204	CARLSON	138 S ROUTE 53	GLEN ELLYN	IL	60137	OWNER-OCC	SFR
5349485	74502220	ODUNSI	12904 S ABERDEEN ST	CALUMET PARK	IL	60827	OWNER-OCC	SFR
5349550	74502295	ESCOBEDO	659 POLITICAL ROAD	LOCKHART	TX	78644	OWNER OCC	MANUMOBIL
5349626	74502360	ISLEY	101 CORNWALLIS DRIVE	MEBANE	NC	27302	OWNER-OCC	SFR
5349667	74502394	KISH	2753 PALM TERRACE	DELAND	FL	32720	OWNER OCC	SFR
5349683	74502410	AGUILAR	707 PECAN LANE	MARBLE FALLS	TX	78654	OWNER-OCC	SFR
5349709	74502436	NUNEZ	408 CHORMLEY AVENUE	OAKLAND	CA	94603	OWNER OCC	SFR
5349733	74502469	CERVANTES	1711 ROCKBRIDGE TERRACE	AUSTIN	TX	78741	OWNER OCC	SFR
5349766	74502493	MCGRAW	75 CR 4325	PITTSBURG	TX	75686	OWNER-OCC	SFR
5349790	74502527	BROWN	229 CHURCH STREET	RAYVILLE	LA	71269	OWNER OCC	SFR
5349808	74502535	HUGHES	2826 2ND STREET	BELLVUE	CO	80512	OWNER-OCC	SFR
5349832	74502568	GREEN	512 W GUNNISON AVENUE	WOODLAND PARK	CO	80863	OWNER-OCC	SFR
5349857	74502584	WITT	303 WEST 7TH STREET	WAITSBURG	WA	99361	OWNER OCC	SFR
5349956	74502683	MENDOZA	4313 BELLE DRIVE	ANTIOCH	CA	94509	OWNER-OCC	SFR
5349972	74502709	HERNANDEZ-BERNAL	2608 MAINE AVE	RICHMOND	CA	94804	OWNER-OCC	SFR
5350004	74502733	DODON	1303 GOLD WAY	ROHNERT PARK	CA	94928	OWNER-OCC	CONDO
5350012	74502741	CHAVEZ JR	15512 MESA STREET	HESPERIA	CA	92345	OWNER-OCC	SFR
5350053	74502782	GOMEZ	1615 38TH AVENUE	OAKLAND	CA	94601	OWNER-OCC	SFR
5350061	74502790	MCVEY	2911 W PARKWAY DR	ALGONAC	MI	48001	OWNER-OCC	SFR
5350087	74502816	FIELDS	114 UNDERWOOD DRIVE	PALATKA	FL	32177	OWNER OCC	SFR
5350095	74502824	MAXON	961 SIMPSON STREET NW	ATLANTA	GA	30318	OWNER-OCC	2-4 UNITS
5350129	74502857	MORRIS	800 LAURIE LEE	MILAN	NM	87021	OWNER-OCC	MANUMOBIL
5350137	74502865	WILES	303 REDWINGS MILL RD	JOPLIN	MO	64804	NON OWNER	SFR
5350145	74502873	KEITH	804 PARK AVE	GLENDIVE	MT	59330	OWNER-OCC	SFR
5350178	74502907	SANTANGELO	152 SKYVIEW DR	CROMWELL	CT	6416	OWNER-OCC	CONDO
5350186	74502915	BRITT	4195 E 100 S	MARION	IN	46953	OWNER-OCC	SFR
5350194	74502923	SAPLALA II	6140 LAKE WALDON DRIVE	CLARKSTON	MI	48346	OWNER OCC	CONDO
5350210	74502949	SANCHEZ	1441 S AMMONS STREET	LAKEWOOD	CO	80232	OWNER-OCC	SFR
5350228	74502956	MICHAUX	5608 RED CEDAR DRIVE	BELLVUE	CO	80512	OWNER-OCC	SFR
5350236	74502964	BOHANNON	17708 CROSS STREET	JONESTOWN	TX	78645	OWNER-OCC	MANUMOBIL
5350269	74502998	FULLERTON	32903 WEATHERLY WAY	NORTH FORK	CA	93643	OWNER-OCC	SFR
5350293	74503020	HILL	104 PELLA DR	MANCHESTER	CT	6040	OWNER-OCC	SFR
5350319	74503046	MEDRANO	212 TAFT WAY	VALLEJO	CA	94591	OWNER-OCC	SFR
5350343	74503079	BAKER	14658 FIDDLENECK LANE	PRATHER	CA	93651	OWNER-OCC	SFR
5350350	74503087	BROWN	35670 HUMMINGBIRD LANE	SQUAW VALLEY	CA	93675	OWNER-OCC	MANUMOBIL
5350376	74503103	SERRATOS	756 WESTPARK	AMERICAN CANYON	CA	94503	OWNER-OCC	PUD
5350392	74503129	CASTILLO	5433 KEY BEND	GARLAND	TX	75043	OWNER-OCC	SFR
5350400	74503137	PATTERSON	5055 EAST GRANT AVENUE	FRESNO	CA	93727	OWNER OCC	SFR
5350418	74503145	LEE	425 W CARLTON WAY	TRACY	CA	95376	OWNER-OCC	SFR
5350434	74503160	VANDERVILLE	280 W TENAYA AVENUE	FRESNO	CA	93704	OWNER OCC	SFR
5350442	74503178	ECHEVARRIA	1300 SANTA FE AVENUE	MODESTO	CA	95351	OWNER OCC	SFR
5350475	74503202	NEUMANN	712 E WAKEFIELD BLVD	WINSTED	CT	6098	OWNER-OCC	SFR
5350483	74503210	BELL	7933 129 COUNTRYSIDE DRIVE	NIWOT	CO	80503	OWNER-OCC	CONDO
5350517	74503244	COSTA	2313 2315 & 2317 NORTH GLENN AVE	FRESNO	CA	93704	NON OWNER	2-4 UNITS
5350525	74503251	MCCREE	12691 HICKMAN PLACE	DENVER	CO	80239	NON OWNER	SFR
5350533	74503269	FLORES	3124 ATHOL STREET	BALDWIN PARK	CA	91706	OWNER-OCC	SFR
5350558	74503293	SILVEIRA	1270 5TH STREET	TURLOCK	CA	95380	OWNER-OCC	SFR
5350582	74503319	OTTO	142 VALLEY ROAD	OAK VIEW	CA	93022	OWNER-OCC	SFR
5350616	74503343	MANN	324 W 2ND AVE	COLUMBUS	OH	43201	OWNER-OCC	SFR
5350640	74503376	DETWILER	821 E 5TH	PRATT	KS	67124	OWNER OCC	SFR
5350707	74503434	GATES	2452 INMAN AVENUE	STOCKTON	CA	95204	OWNER-OCC	SFR
5350715	74503442	GONZALEZ	73 DE FER CIRCLE	SACRAMENTO	CA	95823	OWNER OCC	SFR
5350731	74503467	GIRON	317 SW 122ND STREET	SEATTLE	WA	98146	OWNER OCC	SFR
5350772	74503509	MILLER JR	7703 N DEBRA AVENUE	FRESNO	CA	93722	OWNER OCC	SFR
5350780	74503517	MCDONALD	4548 SHANNONDALE DRIVE	ANTIOCH	CA	94531	OWNER OCC	SFR
5350798	74503525	BAXTER	2873 BEAR VALLEY ROAD	HORNITOS	CA	95325	OWNER OCC	SFR
5350814	74503541	RAYNOR	2233 JEWEL STREET	LONGMONT	CO	80501	OWNER-OCC	SFR
5350822	74503558	PIERCE	66475 E 48TH AVENUE	BYERS	CO	80103	2ND HOME	SFR
5350848	74503574	HOPE	717 JAMESTOWN DRIVE	GARLAND	TX	75043	OWNER-OCC	SFR
5350855	74503582	DAWSON	3046 SELETHA LANE	LORIS	SC	29569	2ND HOME	MANUMOBIL
5350863	74503590	COTA	8102 HOLWAY STREET	OAKLAND	CA	94621	OWNER-OCC	SFR
5350889	74503616	LYONS	335 NE FLATWOOD ROAD	NEW SALISBURY	IN	47161	OWNER-OCC	SFR
5350913	74503640	BADIOLA	126 & 128 MEDFORD AVENUE	HAYWARD	CA	94541	OWNER-OCC	2-4 UNITS
5350954	74503681	GONZALEZ	3112 80TH AVE	OAKLAND	CA	94605	OWNER-OCC	SFR
5350962	74503699	CASTELLANOS	2216 86TH AVENUE	OAKLAND	CA	94605	OWNER-OCC	2-4 UNITS
5350988	74503715	BONSU	2805 W PARK PLACE	OKLAHOMA CITY	OK	73107	NON OWNER	SFR
5351028	74503756	VOLLMAR	10008 JEFFERS RD	GRAND RAPIDS	OH	43522	OWNER-OCC	SFR
5351044	74503772	PACHECO	2823 COPA DEL ORO DRIVE	UNION CITY	CA	94587	OWNER-OCC	CONDO
5351069	74503798	BONSU	741 NE 41ST STREET	OKLAHOMA CITY	OK	73114	NON OWNER	SFR
5351101	74503830	BANDY	4481 DULUTH WAY	DENVER	CO	80239	OWNER OCC	SFR
5351119	74503848	CONES	4658 CLAYTON ROAD #12	CONCORD	CA	94521	OWNER-OCC	CONDO
5351135	74503863	FROUDE	2901 BERGAMO WAY	SACRAMENTO	CA	95833	OWNER-OCC	SFR
5351168	74503897	SMITH JR	230 E CRONQUIST ROAD	ALLYN	WA	98524	OWNER OCC	MANUMOBIL
5351192	74503921	MISKOWIC	26747 FREMONT DRIVE	ZIMMERMAN	MN	55398	OWNER OCC	SFR
5351200	74503939	WOFFORD	3035 36TH AVENUE NE	OLYMPIA	WA	98506	OWNER-OCC	SFR
5351218	74503947	THORNTON	249 ALPINE STREET #47	PASADENA	CA	91106	NON OWNER	CONDO
5351226	74503954	ARMANTROUT	1243 WISTERIA DRIVE SE	OLYMPIA	WA	98513	OWNER-OCC	PUD
5351259	74503988	HOSKINS	6715 SW CRATER LOOP ROAD	TERREBONNE	OR	97760	OWNER-OCC	MANUMOBIL
5351267	74503996	BAKER	16181 WASHOUGAL RIVER RD	WASHOUGAL	WA	98671	OWNER-OCC	SFR
5351309	74504036	HEIDRICH	6624 N ASTOR STREET	PORTLAND	OR	97203	OWNER-OCC	SFR
5351317	74504044	RESTAD	3020 SW 116TH PL	SEATTLE	WA	98146	OWNER-OCC	SFR
5351325	74504051	CHERRIER	14040 SE 8TH ST	BELLEVUE	WA	98007	OWNER-OCC	2-4 UNITS
5351341	74504077	GRAHAM	11533 24TH AVENUE NORTHEAST	SEATTLE	WA	98125	OWNER-OCC	SFR
5351358	74504085	VILLEGAS	2731 S 366TH PLACE	FEDERAL WAY	WA	98003	OWNER-OCC	SFR
5351382	74504119	WILLIAMSON	21814 121ST PL SE	KENT	WA	98031	OWNER-OCC	SFR
5351408	74504135	DELONG	16809 154TH ST KPN	GIG HARBOR	WA	98329	OWNER-OCC	MANUMOBIL
5351416	74504143	STUTH	31 MIDDLE EARTH LN	ELMA	WA	98541	OWNER-OCC	SFR
5351424	74504150	KRAMER	3089 GATEWAY DRIVE	CAMERON PARK	CA	95682	OWNER-OCC	SFR
5351440	74504176	GONZALEZ	4050 E Q ST	TACOMA	WA	98404	OWNER-OCC	SFR
5351481	74504218	PATERSON-SANDIE	18335 SW LOWER MIDHILL DRIVE	WEST LINN	OR	97068	OWNER-OCC	SFR
5351507	74504234	CHO	6423 51TH AVE SE	LACEY	WA	98513	OWNER-OCC	PUD
5351531	74504267	BONSU	2120 NW 37TH STREET	OKLAHOMA CITY	OK	73112	NON OWNER	SFR
5351556	74504283	MITCHELL	7131 WINDING WAY	GRIZZLY FLATS	CA	95636	OWNER-OCC	SFR
5351572	74504309	CARTER	8709 SW CAPITOL HILL ROAD	PORTLAND	OR	97219	NON OWNER	SFR
5351598	74504325	HARMON	2004 W BEDFORD DR	BOISE	ID	83705	OWNER-OCC	SFR
5351614	74504341	MAEDER	7999 LEISURE LN	ST GERMAIN	WI	54558	OWNER-OCC	MANUMOBIL
5351630	74504366	HOLE	13346 DOOLITTLE DRIVE	SAN LEANDRO	CA	94577	OWNER-OCC	SFR
5351713	74504440	CASTELLANOS	9425 MARKET ST	OAKLAND	CA	94603	OWNER OCC	SFR
5351770	74504507	GUIRGUIS	12427 PACIFIC AVE	LOS ANGELES	CA	90066	OWNER-OCC	2-4 UNITS
5351788	74504515	MARIN	20209 JESUS MARIA ROAD	MOUNTAIN RANCH	CA	95246	OWNER OCC	MANUMOBIL
5351796	74504523	VARGAS	3104 CASHMERE DRIVE	ORLANDO	FL	32827	OWNER OCC	PUD
5351812	74504549	COLUMBO	1320 COUNTY RD 519	FRENCHTOWN	NJ	8825	OWNER OCC	SFR
5351820	74603608	TYE	3739 MAIN STREET	CHINCOTEAGUE	VA	23336	NON OWNER	SFR
5351853	74504580	GONZALES	981 VIEW DR	RICHMOND	CA	94803	OWNER-OCC	PUD

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.279 WA Rate
353.77 WA Rterm
11,789 Loan Count
$ 2,200,000,365.17 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV
5351203	74504630	CREASON	1003 ROSEWOOD DR	PERU	IN	46970	OWNER OCC	SFR	360	95.00
5351911	74504648	BROCK	16581 FLORIDA STREET	ROBERTSDALE	AL	36567	OWNER OCC	SFR	360	90.00
5351945	74504671	POOLE	14408 OAKWOOD LANE	BALCH SPRINGS	TX	75180	OWNER OCC	SFR	180	75.90
5351960	74504697	DE LA CRUZ	27606 SEMINOLE	HAYWARD	CA	94544	OWNER OCC	SFR	360	80.00
5351986	74504713	SCOTT	48 COUNTY ROAD 1304	LA PLATA	NM	87418	OWNER OCC	MANU MOBIL	360	80.00
5352000	74504739	NOGUES	6312 RAINBOW DR SE	SALEM	OR	97306	OWNER OCC	SFR	360	77.67
5352026	74504754	GRECO	10717 NEW BORO AVENUE	LAS VEGAS	NV	89144	OWNER OCC	PUD	180	80.00
5352067	74504796	SIERRA	320 N MUSCATEL AVE	ONTARIO	CA	91764	OWNER OCC	SFR	180	83.33
5352091	74504804	BYARSE	12500 DOVE AVENUE	CLEVELAND	OH	44105	NON OWNER	2-4 UNITS	360	80.00
5352117	74504820	MAGNO	27455 PONDEROSA CT	HAYWARD	CA	94545	OWNER OCC	CONDO	360	80.00
5352174	74504887	CIPE	4729 VALLEJO STREET	DENVER	CO	80211	NON OWNER	SFR	360	78.61
5352208	74504911	GREENWOOD	6615 CRANE	MILAN	MI	48160	OWNER OCC	SFR	360	69.78
5352224	74504937	MOURNING	6813 18TH ST W	ST LOUIS PARK	MN	55426	OWNER OCC	SFR	360	65.00
5352257	74504960	SCHULTZ	4325 EL CAMPO AVENUE	FORT WORTH	TX	76107	OWNER OCC	2-4 UNITS	360	80.00
5352265	74504978	CLIATT	8778 HIGHWAY 11	TRENTON	GA	30752	OWNER OCC	SFR	360	80.00
5352281	74504994	MADDEN	1017 ALLVIEW AVENUE	EL SOBRANTE	CA	94803	OWNER OCC	SFR	360	67.94
5352323	74505033	ROMERO	7695 HOOKER STREET	WESTMINSTER	CO	80030	OWNER OCC	SFR	360	80.00
5352349	74505058	HARDY	107 BESSEMER AVENUE	BESSEMER	AL	35020	OWNER OCC	SFR	360	65.00
5352364	74505074	SLATER	26236 BROAD STREET	ELKHART	IN	46517	OWNER OCC	SFR	360	90.00
5352372	74505082	YODER	6604 W 62ND PLACE	ARVADA	CO	80004	OWNER OCC	SFR	360	90.00
5352398	74505108	LANCE SR	5310 WALLACE BLVD	NORTH RIDGEVILLE	OH	44039	NON OWNER	SFR	360	80.00
5352414	74505124	LEAVITT	6710 ELLENTON GILLETTE RD	PALMETTO	FL	34221	OWNER OCC	PUD	360	75.00
5352422	74505132	COLEMAN	5832 TULLIS DRIVE	NEW ORLEANS	LA	70131	OWNER OCC	SFR	360	80.00
5352430	74505140	PATTERSON	3375 HIGHLAND DRIVE	HUBBARD	OH	44425	OWNER OCC	SFR	360	85.00
5352471	74505181	GIVENS	7454 FAIRWAY DRIVE	MONTGOMERY	AL	36116	OWNER OCC	SFR	360	75.00
5352497	74505207	BLUMENSTOCK	2844 W 230 NORTH	PROVO	UT	84601	OWNER OCC	SFR	360	80.00
5352562	74505272	FARMER	108 CLOVER DR	VINE GROVE	KY	40175	NON OWNER	SFR	360	90.00
5352570	74505280	ABREO	HC 83 BOX 44B	EUFAULA	OK	74432	OWNER OCC	MANU MOBIL	360	85.00
5352596	74505306	DORMADY	3015 CHASE LANE	BIRMINGHAM	AL	35215	OWNER OCC	CONDO	360	85.00
5352612	74505322	BROOKSHIRE	82 WALKER STREET	CLYDE	NC	28721	OWNER OCC	SFR	180	90.00
5352646	74505355	HUMPHRIES	2603 COUNTY ROAD 427	STOCKDALE	TX	78160	OWNER OCC	MANU MOBIL	360	85.00
5352661	74505371	ALEXANDER	2050 BONNY ST	PITTSBURGH	PA	15221	OWNER OCC	SFR	360	80.00
5352687	74505397	BUCKALEW	7218 CROSS TIMBER	MESQUITE	TX	75181	OWNER OCC	SFR	360	80.00
5352703	74505413	ERIKSEN	10019 E MOUNTAIN VIEW ROAD	SCOTTSDALE	AZ	85258	OWNER OCC	CONDO	360	80.00
5352729	74505439	HARBER	1300 ELMBANK WAY	ROYAL PALM BEACH	FL	33411	OWNER OCC	SFR	360	90.00
5352737	74505447	VLAHOS	6341 S WOOD	CHICAGO	IL	60620	NON OWNER	SFR	360	80.00
5352745	74505454	HAMMONDS	3200 LUGSAIL LANE	FAYETTEVILLE	NC	28306	OWNER OCC	MANU MOBIL	360	84.71
5352752	74505462	DANIEL	13302 S THORNTREE DR	HOUSTON	TX	77015	NON OWNER	PUD	240	70.00
5352778	74505488	MITCHELL	3743 N 16TH	MILWAUKEE	WI	53206	OWNER OCC	SFR	360	80.00
5352786	74505496	ICKE	2195 GRAPHITE ROAD	CLAY SPRINGS	AZ	85923	OWNER OCC	MANU MOBIL	360	70.00
5352828	74505538	NASH	74 DEWEY AVENUE	MECHANICVILLE	NY	12118	OWNER OCC	SFR	360	77.69
5352836	74505546	YOUNG	746 EAST 89TH STREET	LOS ANGELES	CA	90002	OWNER OCC	SFR	360	85.00
5352877	74505587	PAUL	12721 E STATE ROUTE 56	CIRCLEVILLE	OH	43113	OWNER OCC	SFR	360	85.00
5352885	74505595	AQUINO	29680 GLEN BROOK WAY	MURRIETA	CA	92563	OWNER OCC	SFR	360	80.00
5352893	74505603	PARKER	708 CHARYL LYNN DRIVE	ARGYLE	TX	76226	NON OWNER	SFR	360	75.00
5352919	74505629	FAROOQUI	2830 STOWMARKET AVE	ROCKFORD	IL	61109	OWNER OCC	SFR	360	90.00
5352927	74505637	BARBER	344 BURR OAK ROAD	SOUTH BELOIT	IL	61080	OWNER OCC	SFR	360	88.24
5352935	74505645	GREENHAGEN	18 HILLCREST DRIVE	PONCA CITY	OK	74604	OWNER OCC	SFR	360	90.00
5352950	74505660	CASS	220 FERNWOOD AVE	DAYTON	OH	45405	NON OWNER	SFR	360	90.00
5352968	74505678	UFERT	322 KANSAS AVENUE	HENDERSON	NV	89015	OWNER OCC	SFR	360	80.00
5352984	74505694	SAMUELS	4816 E HINSDALE PL #27	CENTENNIAL	CO	80122	OWNER OCC	PUD	360	80.00
5353016	74505728	ROBERTSON	2029 190TH STREET	CENTURIA	WI	54824	OWNER OCC	MANU MOBIL	360	85.00
5353073	74505785	MAHONEY	3443 EUCLID AVE	BERWYN	IL	60402	OWNER OCC	SFR	360	80.00
5353099	74505801	SANTOS	208 N LINDSAY STREET	ANAHEIM	CA	92801	OWNER OCC	SFR	360	80.00
5353107	74505819	SCHNELL	4510 NE 112TH	PORTLAND	OR	97220	NON OWNER	SFR	360	80.00
5353123	74505835	AGUILERA	4778 W ORAIBI DRIVE	GLENDALE	AZ	85308	OWNER OCC	SFR	360	80.00
5353149	74505850	SANTISTEVAN	106 SANTISTEVAN ROAD	TAOS	NM	87571	OWNER OCC	MANU MOBIL	360	75.00
5353156	74505868	DIAGREGORIO	37 WHISKEY ROAD	CORAM	NY	11727	OWNER OCC	SFR	360	80.00
5353164	74505876	JOFFRION	2611 SLEEPY HOLLOW DRIVE	PEARLAND	TX	77581	OWNER OCC	PUD	360	75.00
5353206	74505918	SAUCEDO	2823 MINOCO DRIVE	DALLAS	TX	75227	OWNER OCC	SFR	360	80.00
5353214	74505926	MISKANIS	408 HICKORY STREET	NORTH AURORA	IL	60542	OWNER OCC	SFR	360	85.00
5353230	74505942	KANAKIS	429 FRANKLIN RD	PONTIAC	MI	48341	NON OWNER	SFR	360	71.25
5353263	74505975	LEBOUEF	5000 SEMINOLE	SPIRO	OK	74959	OWNER OCC	MANU MOBIL	360	80.00
5353321	74506031	FARMER	6248 PHILLIPS LAKE COVE	LITHONIA	GA	30058	OWNER OCC	SFR	360	80.00
5353347	74506056	GONZALEZ	14766 RYAN ST	LOS ANGELES	CA	91342	NON OWNER	SFR	360	63.68
5353362	74506072	ANTON	2165 HACIENDA TERRACE	WESTON	FL	33327	OWNER OCC	PUD	360	80.00
5353370	74506080	SCHNEER	816 W 51ST STREET	MIAMI BEACH	FL	33140	OWNER OCC	SFR	360	78.85
5353404	74506114	FORREST	3188 CHURCH STREET	EAST POINT	GA	30344	OWNER OCC	SFR	360	80.00
5353438	74506122	MADAYAG	20234 CANTARA ST UNIT 107	WINNETKA	CA	91306	OWNER OCC	CONDO	360	80.00
5353461	74506155	WESTPHAL	3008 SW 129TH STREET	OKLAHOMA CITY	OK	73170	OWNER OCC	SFR	360	82.61
5353503	74506197	LATULIPE	75 MYRTLE ST	SHELTON	CT	6484	OWNER OCC	SFR	360	63.83
5353529	74506213	THOMAS	2305 SEEVERS AVENUE	DALLAS	TX	75216	NON OWNER	SFR	360	90.00
5353537	74506221	BATSON	19858 JAG LANE	CARTHAGE	MO	64836	OWNER OCC	MANU MOBIL	360	60.65
5353545	74506239	HARMS	4700 56TH AVENUE NORTH	ST PETERSBURG	FL	33714	NON OWNER	SFR	360	75.00
5353610	74506250	BRATAN	6325 STANFORD OAK DRIVE	SACRAMENTO	CA	95842	OWNER OCC	SFR	360	85.00
5353628	74506304	KAIN	2800 WOODHALL WAY	ANTIOCH	CA	94509	OWNER OCC	SFR	360	55.00
5353644	74506320	BELL	6260 VAN NOORD AVENUE	VAN NUYS	CA	91401	OWNER OCC	SFR	360	80.00
5353685	74506361	JOHNSON	16305 REDINGTON DRIVE	ST PETERSBURG	FL	33708	NON OWNER	SFR	360	13.05
5353701	74506387	FAUBION	5945 HICKORY NUT AVE	LAS VEGAS	NV	89142	OWNER OCC	SFR	360	90.00
5353727	74506403	DIAZ	4841 N KOSTNER AVE	CHICAGO	IL	60630	OWNER OCC	2-4 UNITS	360	73.49
5353743	74506429	LEE	1442 A E EAGAR AVENUE	SNOWFLAKE	AZ	85937	OWNER OCC	MANU MOBIL	360	85.00
5353750	74506437	SALAZAR	125 N ALLEN AVE NO 218	PASADENA	CA	91106	OWNER OCC	CONDO	360	85.00
5353818	74506494	CASTRO	3637 CENTRALIA STREET	LAKEWOOD	CA	90712	OWNER OCC	SFR	360	79.37
5353842	74506528	HERNANDEZ	2047 PHILLIPPI STREET	SAN FERNANDO	CA	91340	OWNER OCC	SFR	360	90.00
5353859	74506536	MONTOYA	878 W FLORENCE AVE	LOS ANGELES	CA	90044	NON OWNER	2-4 UNITS	360	75.00
5353867	74506544	CHAPLIN	5842 RICH HILL WAY	YORBA LINDA	CA	92886	OWNER OCC	SFR	180	66.48
5353891	74506577	WITHEM	9079 BERKLEY AVENUE	HESPERIA	CA	92345	OWNER OCC	SFR	360	90.00
5353909	74506585	MACIAS	15915 DUBESOR ST	LA PUENTE	CA	91744	OWNER OCC	SFR	360	75.00
5353925	74506601	BARRINGTON	8351 SOLEDAD DRIVE	RIVERSIDE	CA	92504	OWNER OCC	SFR	360	55.00
5353933	74506619	HERNANDEZ JR	37151 EAST 101ST STREET	LITTLEROCK	CA	93543	OWNER OCC	SFR	360	85.00
5353966	74506634	DIAZ	7581 WYOMING STREET	WESTMINSTER	CA	92683	OWNER OCC	SFR	360	85.00
5353990	74506718	BERRIOS	812 MOUNTAIN VIEW ST	ALTADENA	CA	91001	OWNER OCC	SFR	360	80.00
5354006	74506726	MACHADO	15650 SW 155 AVENUE	MIAMI	FL	33187	OWNER OCC	SFR	360	65.00
5354014	74506734	ECK	418 BIG CLOUD PASS	LAKE IN THE HILLS	IL	60156	OWNER OCC	SFR	360	70.00
5354022	74506742	KUHN	15350 GREYDALE	DETROIT	MI	48223	NON OWNER	SFR	360	70.00
5354030	74506759	PLATTER	7602 BRISTOL LN	HANOVER PARK	IL	60103	OWNER OCC	CONDO	360	85.00
5354048	74506767	MOIZUDDIN	997 GRANT ST	BARTLETT	IL	60103	NON OWNER	SFR	360	48.12
5354055	74506775	PACOT	1085 PADDOCK ROAD	COLORADO SPRINGS	CO	80930	OWNER OCC	MANU MOBIL	360	75.58
5354063	74506783	JOHNSON	3041 15TH AVE SE	MINNEAPOLIS	MN	55414	OWNER OCC	2-4 UNITS	360	65.00
5354097	74506817	LEONARDO	5440 W SCHUBERT AVE	CHICAGO	IL	60639	OWNER OCC	SFR	360	85.00
5354139	74506858	BOURMAS	336 MARENGO RD	HARVARD	IL	60033	OWNER OCC	SFR	360	75.00
5354147	74506866	GARCIA	15007 HAVEN HILLS DRIVE	HOUSTON	TX	77084	OWNER OCC	SFR	360	80.00
5354162	74506882	CALDWELL	2702 LOGHAVEN DRIVE NW	ATLANTA	GA	30318	NON OWNER	SFR	360	60.00
5354170	74506890	CORREA	18211 BARBARA	MAGNOLIA	TX	77355	OWNER OCC	PUD	360	80.00
5354188	74506908	ADAMSON	813 W 50TH STREET	AUSTIN	TX	78703	OWNER OCC	SFR	360	80.00
5354196	74506916	LEUNG	38479 ROYAL TROON DRIVE	MURRIETA	CA	92563	OWNER OCC	SFR	360	80.00
5354212	74506932	DANIEL	11618 BADGERWOOD DR	HOUSTON	TX	77013	NON OWNER	SFR	360	70.00
5354220	74506940	DENZON	280 SUNSET BLVD #43	HAYWARD	CA	94541	OWNER OCC	CONDO	360	80.00
5354246	74506965	WINZEN	312 GUM TREE DR	SAINT CHARLES	MO	63301	OWNER OCC	SFR	360	84.67
5354253	74506973	BAAT	1450 S TAMPA WAY	AURORA	CO	80017	OWNER OCC	SFR	360	80.00
5354261	74506981	CRONIN	54169 OAK HILL	LA QUINTA	CA	92253	2ND HOME	SFR	360	75.00
5354295	74507013	SIMMONS	5841 A STREET	OAKLAND	CA	94603	OWNER OCC	2-4 UNITS	360	80.00
5354303	74507021	SHUMSKI	53 RONKONKOMA BOULEVARD	CENTEREACH	NY	11720	OWNER OCC	SFR	180	74.47
5354345	74507062	HILL	3432 WABASH	KANSAS CITY	MO	64127	NON OWNER	SFR	360	70.00
5354360	74507088	RICKEY	1412 DEVONSHIRE DRIVE	TYLER	TX	75703	OWNER OCC	SFR	360	80.00
5354378	74507096	ACOSTA	3847 NW 20 COURT	MIAMI	FL	33142	OWNER OCC	2-4 UNITS	360	75.00
5354394	74507112	GONZALEZ	12213 CHISHOLM PASS DRIVE	EL PASO	TX	79938	OWNER OCC	SFR	360	80.00
5354410	74507138	WALKER	842 E RENWICK RD	GLENDORA	CA	91740	OWNER OCC	SFR	360	78.18
5354428	74507146	KAY	3137 SUNSET VISTA	CHINO HILLS	CA	91709	OWNER OCC	SFR	360	47.78
5354436	74507153	BEST	198 SECOND AVENUE	TIFFIN	OH	44883	OWNER OCC	SFR	360	84.52
5354501	74507229	JEJENICH	1420 CHURCHILL CR O-102	NAPLES	FL	34116	OWNER OCC	CONDO	360	75.00
5354535	74507252	STAPES	2504 E 41ST ST	DES MOINES	IA	50317	OWNER OCC	SFR	360	88.71
5354543	74507260	ROE	2712 KRISTINWOOD DRIVE	ARLINGTON	TX	76014	OWNER OCC	SFR	180	58.07
5354550	74507278	MINTER	402 S STREET	MILAN	NM	87021	OWNER OCC	MANU MOBIL	360	80.00
5354576	74507294	AYALA	27908 HAVANA AVE	HAYWARD	CA	94544	OWNER OCC	SFR	360	45.71
5354584	74507302	KEITH	6703 W MELINDA LANE	GLENDALE	AZ	85308	OWNER OCC	PUD	360	90.00
5354592	74507310	SIMS	100 OLSON COURT	VALLEJO	CA	94589	OWNER OCC	SFR	360	85.00

LOAN NUMBER	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY P&I	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE
5351203	0.00	11.350	6/1/2003	5/1/2033	748.65	76,500.00	76,474.73	76,449.22	ARM	5.750	17.350	11.350	1.000	1.000	5/1/2005
5351911	0.00	10.200	6/1/2003	5/1/2033	779.06	87,300.00	87,262.99	87,225.67	ARM	5.750	16.200	10.200	1.000	1.000	5/1/2005
5351945	0.00	5.875	7/1/2003	6/1/2018	504.49	60,265.00	60,265.00	60,055.56	FXD	0.000	0.000	0.000	0.000	0.000	
5351960	100.00	6.550	6/1/2003	5/1/2033	1855.26	292,000.00	291,738.57	291,475.72	ARM	4.990	12.550	6.550	1.000	1.000	5/1/2006
5351986	0.00	10.600	6/1/2003	5/1/2033	700.9	76,000.00	75,970.43	75,940.60	ARM	6.750	16.600	10.600	1.000	1.000	5/1/2006
5352000	0.00	8.250	7/1/2003	6/1/2033	1254.62	167,000.00	166,893.51	166,893.51	ARM	4.990	14.250	8.250	1.000	1.000	6/1/2005
5352026	100.00	6.500	6/1/2003	5/1/2018	1797.97	206,400.00	205,665.24	204,941.29	FXD	0.000	0.000	0.000	0.000	0.000	
5352067	0.00	6.650	6/1/2003	5/1/2018	1758.75	200,000.00	199,349.58	198,693.56	FXD	0.000	0.000	0.000	0.000	0.000	
5352091	0.00	6.750	6/1/2003	5/1/2033	465.53	78,400.00	78,325.23	78,250.03	FXD	0.000	0.000	0.000	0.000	0.000	
5352117	100.00	7.550	6/1/2003	5/1/2033	1602.03	228,000.00	227,832.47	227,663.82	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005
5352174	0.00	6.500	6/1/2003	5/1/2033	929.14	147,000.00	146,867.11	146,733.79	FXD	0.000	0.000	0.000	0.000	0.000	
5352208	0.00	7.750	6/1/2003	5/1/2033	1339.7	187,000.00	186,868.01	186,735.17	ARM	5.750	13.750	7.750	1.000	1.000	5/1/2005
5352224	0.00	12.000	6/1/2003	5/1/2033	1223.54	118,950.00	118,915.96	118,881.58	ARM	6.750	18.000	12.000	1.000	1.000	5/1/2005
5352257	95.00	6.125	6/1/2003	5/1/2033	583.31	96,000.00	95,906.69	95,812.90	ARM	4.250	12.125	6.125	1.000	1.000	5/1/2005
5352265	0.00	9.550	6/1/2003	5/1/2033	899.4	106,500.00	106,395.91	106,395.91	ARM	5.750	15.550	9.550	1.000	1.000	5/1/2005
5352281	0.00	6.850	6/1/2003	5/1/2033	1513.65	231,000.00	230,804.62	230,608.48	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005
5352323	100.00	7.550	6/1/2003	5/1/2033	955.6	136,000.00	136,000.00	135,799.50	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005
5352349	0.00	8.800	6/1/2003	5/1/2033	423.2	53,550.00	53,519.50	53,488.78	ARM	5.950	14.800	8.800	1.000	1.000	5/1/2005
5352364	0.00	7.400	8/1/2003	7/1/2033	548.37	79,200.00	79,200.00	79,200.00	ARM	4.990	13.400	7.400	3.000	1.000	7/1/2006
5352372	0.00	6.650	6/1/2003	5/1/2033	1328.87	207,000.00	206,818.26	206,635.51	FXD	0.000	0.000	0.000	0.000	0.000	
5352398	0.00	9.350	6/1/2003	5/1/2033	630.75	76,000.00	75,942.17	75,903.14	ARM	5.750	15.350	9.350	1.000	1.000	5/1/2005
5352414	0.00	9.850	6/1/2003	5/1/2033	571.9	66,000.00	65,969.85	65,939.45	ARM	6.750	15.850	9.850	1.000	1.000	5/1/2005
5352422	0.00	8.400	6/1/2003	5/1/2033	438.82	57,600.00	57,564.38	57,528.51	FXD	0.000	0.000	0.000	0.000	0.000	
5352430	0.00	9.600	6/1/2003	5/1/2033	454.19	53,550.00	53,524.21	53,498.21	ARM	5.750	15.600	9.600	1.000	1.000	5/1/2005
5352471	0.00	6.600	6/1/2003	5/1/2033	814.29	127,500.00	127,386.96	127,273.30	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005
5352497	0.00	5.750	7/1/2003	6/1/2033	751.51	128,777.00	128,777.00	128,642.55	ARM	4.250	11.750	5.750	1.000	1.000	6/1/2005
5352562	0.00	7.750	6/1/2003	5/1/2033	506.15	70,650.00	70,549.94	70,549.94	FXD	0.000	0.000	0.000	0.000	0.000	
5352570	100.00	9.450	8/1/2003	7/1/2033	604.89	72,250.00	72,250.00	72,250.00	FXD	0.000	0.000	0.000	0.000	0.000	
5352596	0.00	10.800	7/1/2003	6/1/2033	326.63	34,850.00	34,850.00	34,837.02	ARM	5.990	16.800	10.800	1.000	1.000	6/1/2005
5352612	0.00	6.650	7/1/2003	6/1/2018	674.31	76,680.00	76,404.94	76,404.94	FXD	0.000	0.000	0.000	0.000	0.000	
5352646	0.00	8.800	6/1/2003	5/1/2033	806.06	102,000.00	101,883.41	101,883.41	ARM	5.990	14.800	8.800	1.000	1.000	5/1/2005
5352661	100.00	7.850	6/1/2003	5/1/2033	330.62	45,707.20	45,675.56	45,643.75	ARM	4.990	13.850	7.850	1.000	1.000	5/1/2005
5352687	0.00	8.750	6/1/2003	5/1/2033	1447.53	184,000.00	183,894.14	183,787.50	ARM	5.750	14.750	8.750	1.000	1.000	5/1/2005
5352703	100.00	7.200	6/1/2003	5/1/2033	705.4	103,920.00	103,838.12	103,755.75	ARM	4.990	13.200	7.200	1.000	1.000	5/1/2005
5352729	0.00	8.750	6/1/2003	5/1/2033	927.52	117,900.00	117,763.84	117,763.84	ARM	5.750	14.750	8.750	1.000	1.000	5/1/2005
5352737	0.00	7.150	7/1/2003	6/1/2033	459.28	68,000.00	67,945.89	67,945.89	FXD	0.000	0.000	0.000	0.000	0.000	
5352745	0.00	9.300	6/1/2003	5/1/2033	627.69	78,000.00	78,000.00	77,921.77	ARM	5.990	15.300	9.300	1.000	1.000	5/1/2006
5352752	0.00	8.500	7/1/2003	6/1/2023	637.85	73,500.00	73,500.00	73,382.78	FXD	0.000	0.000	0.000	0.000	0.000	
5352778	0.00	10.350	6/1/2003	5/1/2033	542.13	60,000.00	59,975.37	59,950.53	ARM	6.750	16.350	10.350	1.000	1.000	5/1/2005
5352786	99.28	10.900	6/1/2003	5/1/2033	833.3	88,200.00	88,135.41	88,135.41	ARM	5.750	16.900	10.900	1.000	1.000	5/1/2006
5352828	0.00	10.300	8/1/2003	7/1/2033	908.82	101,000.00	101,000.00	101,000.00	FXD	0.000	0.000	0.000	0.000	0.000	
5352836	0.00	10.300	7/1/2003	6/1/2033	1147.27	127,500.00	127,500.00	127,447.11	ARM	5.990	16.300	10.300	1.000	1.000	6/1/2005
5352877	0.00	10.500	6/1/2003	5/1/2033	2084.56	227,885.00	227,794.43	227,703.07	ARM	5.990	16.500	10.500	1.000	1.000	5/1/2005
5352885	95.00	5.500	7/1/2003	6/1/2033	1700.03	299,412.00	299,412.00	299,084.28	ARM	4.250	11.500	5.500	1.000	1.000	6/1/2005
5352893	0.00	6.750	6/1/2003	5/1/2033	642.12	99,000.00	98,829.04	98,829.04	ARM	4.250	12.750	6.750	1.000	1.000	5/1/2005
5352919	0.00	8.850	7/1/2003	6/1/2033	993.12	125,100.00	125,100.00	125,029.49	ARM	4.990	14.850	8.850	1.000	1.000	6/1/2005
5352927	0.00	7.200	7/1/2003	6/1/2033	509.1	75,000.00	75,000.00	74,940.90	ARM	4.990	13.200	7.200	1.000	1.000	6/1/2005
5352935	0.00	7.300	6/1/2003	5/1/2033	956.38	139,500.00	139,301.24	139,192.78	FXD	0.000	0.000	0.000	0.000	0.000	
5352950	0.00	7.500	7/1/2003	6/1/2033	224.66	32,130.00	32,130.00	32,106.15	ARM	4.250	13.500	7.500	1.000	1.000	6/1/2005
5352968	100.00	8.000	6/1/2003	5/1/2033	780.73	106,400.00	106,256.73	106,256.73	ARM	4.990	14.000	8.000	1.000	1.000	5/1/2005
5352984	100.00	6.300	6/1/2003	5/1/2033	767.53	124,000.00	123,766.27	123,766.27	ARM	4.990	12.300	6.300	1.000	1.000	5/1/2005
5353016	0.00	8.175	8/1/2003	7/1/2033	829.77	111,228.13	111,228.13	111,228.13	ARM	5.750	14.175	8.175	1.000	1.000	7/1/2005
5353073	0.00	9.175	7/1/2003	6/1/2033	1634.5	200,000.00	200,000.00	199,894.67	ARM	5.990	15.175	9.175	1.000	1.000	6/1/2005
5353099	100.00	5.850	7/1/2003	6/1/2033	1562.16	264,800.00	264,800.00	264,528.74	ARM	4.990	11.850	5.850	1.000	1.000	6/1/2005
5353107	0.00	7.300	6/1/2003	5/1/2033	893.59	130,400.00	130,139.43	130,139.43	ARM	4.990	13.300	7.300	1.000	1.000	5/1/2005
5353123	100.00	6.990	6/1/2003	5/1/2033	770.98	116,000.00	115,904.72	115,808.88	ARM	4.990	12.990	6.990	1.000	1.000	5/1/2005
5353149	0.00	7.150	6/1/2003	5/1/2033	643.33	95,250.00	95,250.00	95,097.95	ARM	4.990	13.150	7.150	1.000	1.000	5/1/2005
5353156	0.00	7.750	7/1/2003	6/1/2033	1719.39	240,000.00	239,830.61	239,830.61	FXD	0.000	0.000	0.000	0.000	0.000	
5353164	0.00	10.240	6/1/2003	5/1/2033	1752.87	195,750.00	195,667.73	195,584.76	ARM	6.750	16.240	10.240	1.000	1.000	5/1/2005
5353206	100.00	8.250	6/1/2003	5/1/2033	387.66	51,600.00	51,533.96	51,533.96	FXD	0.000	0.000	0.000	0.000	0.000	
5353214	0.00	9.750	6/1/2003	5/1/2033	1577.41	183,600.00	183,600.00	183,427.98	ARM	5.750	15.750	9.750	1.000	1.000	5/1/2005
5353230	0.00	6.000	6/1/2003	5/1/2033	341.75	57,000.00	56,943.25	56,886.22	ARM	4.250	12.000	6.000	1.000	1.000	5/1/2005
5353263	93.12	8.700	8/1/2003	7/1/2033	478.57	64,000.00	64,000.00	64,000.00	FXD	0.000	0.000	0.000	0.000	0.000	
5353321	100.00	6.950	6/1/2003	5/1/2033	714.91	108,000.00	107,910.59	107,820.66	ARM	4.990	12.950	6.950	1.000	1.000	5/1/2005
5353347	0.00	5.875	7/1/2003	6/1/2033	798.56	135,000.00	135,000.00	134,862.36	FXD	0.000	0.000	0.000	0.000	0.000	
5353362	100.00	7.750	7/1/2003	6/1/2033	934.21	130,400.00	130,400.00	130,307.96	ARM	4.990	13.750	7.750	1.000	1.000	6/1/2005
5353370	0.00	7.550	6/1/2003	5/1/2033	1053.97	150,000.00	149,889.78	149,778.87	FXD	0.000	0.000	0.000	0.000	0.000	
5353404	100.00	7.100	7/1/2003	6/1/2033	1021.48	152,000.00	151,877.84	151,877.84	ARM	4.990	13.100	7.100	1.000	1.000	6/1/2005
5353438	100.00	6.600	6/1/2003	5/1/2033	766.4	120,000.00	119,786.61	119,786.61	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005
5353461	0.00	9.250	7/1/2003	6/1/2033	781.55	95,000.00	94,950.74	94,950.74	ARM	5.750	15.250	9.250	3.000	1.000	6/1/2005
5353503	0.00	11.750	7/1/2003	6/1/2033	1514.12	150,000.00	150,000.00	149,954.63	ARM	6.750	17.750	11.750	1.000	1.000	6/1/2005
5353529	0.00	7.500	6/1/2003	5/1/2033	610.42	87,300.00	87,235.21	87,170.01	ARM	4.250	13.500	7.500	1.000	1.000	5/1/2005
5353537	0.00	7.900	6/1/2003	5/1/2033	363.41	50,000.00	49,965.76	49,931.29	ARM	4.750	13.900	7.900	1.000	1.000	5/1/2005
5353545	0.00	8.150	6/1/2003	5/1/2033	404.89	54,375.00	54,303.98	54,303.98	ARM	4.990	14.150	8.150	1.000	1.000	5/1/2005
5353610	0.00	10.050	7/1/2003	6/1/2033	1872.7	212,500.00	212,500.00	212,406.98	ARM	5.750	16.050	10.050	1.000	1.000	6/1/2005
5353628	0.00	9.950	7/1/2003	6/1/2033	2243.38	255,850.00	255,850.00	255,736.57	ARM	5.750	15.950	9.950	1.000	1.000	6/1/2005
5353644	100.00	7.210	6/1/2003	5/1/2033	1888.92	278,000.00	277,561.48	277,561.48	ARM	4.990	13.210	7.210	1.000	1.000	5/1/2005
5353685	0.00	6.625	6/1/2003	5/1/2033	339.37	53,000.00	52,906.71	52,808.21	FXD	0.000	0.000	0.000	0.000	0.000	
5353701	0.00	9.700	7/1/2003	6/1/2033	962.43	112,500.00	112,500.00	112,446.95	ARM	5.750	15.700	9.700	1.000	1.000	6/1/2005
5353727	0.00	6.875	6/1/2003	5/1/2033	1819.7	277,000.00	276,767.28	276,533.23	FXD	0.000	0.000	0.000	0.000	0.000	
5353743	0.00	9.050	6/1/2003	5/1/2033	721.34	89,250.00	89,201.75	89,153.14	ARM	5.750	15.050	9.050	1.000	1.000	5/1/2005
5353750	0.00	7.450	6/1/2003	5/1/2033	975.86	140,250.00	140,144.86	140,039.07	FXD	0.000	0.000	0.000	0.000	0.000	
5353818	0.00	9.700	6/1/2003	5/1/2033	2138.72	250,000.00	249,882.11	249,763.27	ARM	5.990	15.700	9.700	1.000	1.000	5/1/2005
5353842	0.00	5.900	6/1/2003	5/1/2033	1227.8	207,000.00	206,789.95	206,578.87	ARM	4.250	11.900	5.900	1.000	1.000	5/1/2005
5353859	0.00	7.125	8/1/2003	7/1/2033	1374.38	204,000.00	204,000.00	204,000.00	FXD	0.000	0.000	0.000	0.000	0.000	
5353867	0.00	6.800	7/1/2003	6/1/2018	2051.28	234,000.00	234,000.00	233,235.72	FXD	0.000	0.000	0.000	0.000	0.000	
5353891	0.00	7.500	7/1/2003	6/1/2033	988	141,300.00	141,300.00	141,195.13	FXD	0.000	0.000	0.000	0.000	0.000	
5353909	0.00	7.500	7/1/2003	6/1/2033	1179.93	168,750.00	168,750.00	168,624.76	ARM	4.990	13.500	7.500	1.000	1.000	6/1/2005
5353925	0.00	6.600	6/1/2003	5/1/2033	639.3	100,100.00	100,011.25	99,922.01	FXD	0.000	0.000	0.000	0.000	0.000	
5353933	0.00	9.500	7/1/2003	6/1/2033	1073.08	127,500.00	127,436.50	127,436.50	ARM	5.990	15.500	9.500	1.000	1.000	6/1/2005
5353966	0.00	8.300	6/1/2003	5/1/2033	1764.31	233,750.00	233,602.46	233,453.90	FXD	0.000	0.000	0.000	0.000	0.000	
5353990	100.00	6.700	6/1/2003	5/1/2033	1414.45	219,200.00	219,009.42	218,817.77	ARM	4.990	12.700	6.700	1.000	1.000	5/1/2005
5354006	0.00	12.200	7/1/2003	6/1/2033	1370.87	131,300.00	131,221.13	131,221.13	ARM	6.750	18.200	12.200	1.000	1.000	6/1/2005
5354014	0.00	6.700	6/1/2003	5/1/2033	1296.37	200,900.00	200,722.61	200,546.94	FXD	0.000	0.000	0.000	0.000	0.000	
5354022	0.00	8.650	7/1/2003	6/1/2033	502.05	64,400.00	64,362.17	64,362.17	ARM	5.990	14.650	8.650	1.000	1.000	6/1/2005
5354030	0.00	10.300	6/1/2003	5/1/2033	994.31	110,500.00	110,452.62	110,406.36	ARM	5.990	16.300	10.300	1.000	1.000	5/1/2005
5354048	0.00	7.000	7/1/2003	6/1/2033	632.04	95,000.00	95,000.00	94,922.13	ARM	5.750	13.000	7.000	1.000	1.000	6/1/2005
5354055	99.68	7.100	6/1/2003	5/1/2033	1021.16	151,650.00	151,527.88	151,405.03	ARM	4.990	13.100	7.100	1.000	1.000	5/1/2005
5354063	0.00	11.200	7/1/2003	6/1/2033	2018.67	208,650.00	208,650.00	208,578.78	ARM	6.750	17.200	11.200	1.000	1.000	6/1/2005
5354097	0.00	8.800	6/1/2003	5/1/2033	1336.75	169,150.00	169,053.68	168,958.66	ARM	5.750	14.800	8.800	1.000	1.000	5/1/2005
5354139	0.00	6.625	7/1/2003	6/1/2033	854.82	133,500.00	133,382.21	133,382.21	FXD	0.000	0.000	0.000	0.000	0.000	
5354147	100.00	8.000	6/1/2003	5/1/2033	610.5	83,200.00	83,087.98	83,087.98	ARM	4.990	14.000	8.000	1.000	1.000	5/1/2005
5354162	0.00	6.625	6/1/2003	5/1/2033	640.32	100,000.00	99,911.78	99,823.04	ARM	4.250	12.625	6.625	1.000	1.000	5/1/2005
5354170	0.00	10.700	7/1/2003	6/1/2033	721.47	77,600.00	77,600.00	77,570.46	ARM	5.990	16.700	10.700	1.000	1.000	6/1/2005
5354188	100.00	11.300	6/1/2003	5/1/2033	1677.11	172,000.00	171,941.67	171,883.68	ARM	6.250	17.300	11.300	1.000	1.000	5/1/2005
5354196	95.00	5.500	7/1/2003	6/1/2033	1786.47	314,636.00	314,636.00	314,291.61	ARM	4.250	11.500	5.500	1.000	1.000	6/1/2005
5354212	0.00	7.850	7/1/2003	6/1/2033	321.53	44,450.00	44,450.00	44,419.25	ARM	4.990	13.850	7.850	1.000	1.000	12/1/2003
5354220	100.00	6.600	6/1/2003	5/1/2033	1379.51	216,000.00	215,615.93	215,615.93	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005
5354246	0.00	10.550	7/1/2003	6/1/2033	1166.47	127,000.00	127,000.00	126,950.07	ARM	5.990	16.550	10.550	1.000	1.000	6/1/2005
5354253	0.00	5.750	6/1/2003	5/1/2033	1008.42	172,800.00	172,589.22	172,407.79	FXD	0.000	0.000	0.000	0.000	0.000	
5354261	0.00	8.100	6/1/2003	5/1/2033	1188.91	160,500.00	160,394.47	160,288.27	ARM	5.750	14.100	8.100	1.000	1.000	5/1/2005
5354295	0.00	7.125	6/1/2003	5/1/2033	1832.52	272,000.00	271,782.48	271,563.67	FXD	0.000	0.000	0.000	0.000	0.000	
5354303	0.00	5.875	7/1/2003	6/1/2018	1339.38	160,000.00	160,000.00	159,443.54	FXD	0.000	0.000	0.000	0.000	0.000	
5354345	0.00	11.450	6/1/2003	5/1/2033	511	51,800.00	51,783.26	51,766.36	ARM	6.750	17.450	11.450	1.000	1.000	5/1/2005
5354360	0.00	11.250	6/1/2003	5/1/2033	1511.29	155,600.00	155,494.43	155,494.43	ARM	6.750	17.250	11.250	1.000	1.000	5/1/2005
5354378	0.00	7.450	8/1/2003	7/1/2033	1200.25	172,500.00	172,500.00	172,500.00	FXD	0.000	0.000	0.000	0.000	0.000	
5354394	0.00	8.800	6/1/2003	5/1/2033	1738.6	220,000.00	219,748.52	219,748.52	ARM	4.990	14.800	8.800	1.000	1.000	5/1/2005
5354410	0.00	6.250	6/1/2003	5/1/2033	1588.56	258,000.00	257,755.19	257,509.10	FXD	0.000	0.000	0.000	0.000	0.000	
5354428	0.00	6.750	6/1/2003	5/1/2033	1037.76	160,000.00	159,862.24	159,723.71	ARM	4.990	12.750	6.750	1.000	1.000	5/1/2005
5354436	0.00	10.000	7/1/2003	6/1/2033	689.78	78,600.00	78,600.00	78,565.22	ARM	4.990	16.000	10.000	1.000	1.000	6/1/2005
5354501	0.00	8.850	7/1/2003	6/1/2033	637.07	80,250.00	80,250.00	80,204.77	ARM	5.990	14.850	8.850	1.000	1.000	6/1/2005
5354535	0.00	7.550	6/1/2003	5/1/2033	871.28	124,000.00	123,908.89	123,817.20	FXD	0.000	0.000	0.000	0.000	0.000	
5354543	0.00	8.400	6/1/2003	5/1/2018	471.63	48,200.00	48,066.57	47,930.29	FXD	0.000	0.000	0.000	0.000	0.000	
5354550	100.00	7.550	7/1/2003	6/1/2033	674.54	96,000.00	96,000.00	95,929.46	ARM	4.990	13.550	7.550	1.000	1.000	6/1/2005
5354576	0.00	8.250	6/1/2003	5/1/2033	[illegible]	160,000.00	159,848.18	159,626.57	FXD	0.000	0.000	0.000	0.000	0.000	
5354584	0.00	8.950	6/1/2003	5/1/2033	1607.87	200,700.00	200,589.72	200,477.81	ARM	5.750	14.950	8.950	1.000	1.000	5/1/2005
5354592	0.00	9.800	7/1/2003	6/1/2033	2493.58	289,000.00	288,866.59	288,866.59	ARM	5.750	15.800	9.800	1.000	1.000	6/1/2005

LOAN NUMBER	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5351203	REFI-NO CASHOUT	11.350	Full	A-	465	85,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351911	REFI-NO CASHOUT	10.200	Full	A-	502	97,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351945	REFI-NO CASHOUT	5.875	Full	AA	649	85,000.00	0	1	5/6/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5351960	PURCHASE	6.550	Stated	A	653	365,000.00	365,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351986	PURCHASE	10.600	Full	C	551	115,000.00	95,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352000	REFI-CASH OUT	8.250	Full	A	605	215,000.00	0	1	5/22/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5352026	PURCHASE	6.500	Stated	A	603	258,000.00	258,000	1	4/30/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5352067	REFI-CASH OUT	6.650	Stated	AA	686	240,000.00	0	1	4/29/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5352091	REFI-CASH OUT	6.750	Full	AA	639	98,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352117	PURCHASE	7.550	Stated	A	703	291,000.00	285,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352174	REFI-CASH OUT	6.500	Stated	AA	660	187,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352208	REFI-CASH OUT	7.750	Stated	A-	551	268,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352224	REFI-NO CASHOUT	12.000	Full	D	521	183,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352257	PURCHASE	6.125	Full	AA	609	129,000.00	120,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352265	PURCHASE	9.550	Full	A-	0	135,000.00	133,125	1	4/21/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5352281	REFI-CASH OUT	6.850	Full	A	623	340,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352323	PURCHASE	7.550	Full	A	683	170,000.00	170,000	1	4/30/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5352349	REFI-CASH OUT	8.800	Full	B	587	83,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352364	REFI-CASH OUT	7.400	Full	A-	660	88,000.00	0	1	6/3/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5352372	REFI-CASH OUT	6.650	Full	AA	647	230,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352398	PURCHASE	9.350	Full	A-	506	98,500.00	95,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352414	REFI-CASH OUT	9.850	Full	C	581	88,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352422	REFI-CASH OUT	8.400	Stated	A	619	72,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352430	REFI-CASH OUT	9.600	Full	A-	518	63,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352471	REFI-CASH OUT	6.600	Full	A	640	170,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352497	PURCHASE	5.750	Full	AA	636	160,972.00	160,972	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5352562	PURCHASE	7.750	Full	AA	712	79,000.00	78,500	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5352570	PURCHASE	9.450	Full	A	602	87,000.00	85,000	1	6/6/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5352596	PURCHASE	10.800	Full	B	526	41,000.00	41,000	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5352612	REFI-CASH OUT	6.650	Full	AA	635	85,200.00	0	1	5/19/2003	179	7/1/2003	Group I	6 MO LIBOR	6	N
5352646	REFI-NO CASHOUT	8.800	Full	A-	533	120,000.00	0	1	5/7/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5352661	PURCHASE	7.850	Stated	A	683	58,000.00	57,134	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352687	REFI-CASH OUT	8.750	Stated	A-	548	230,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352703	PURCHASE	7.200	Stated	A	670	130,000.00	129,900	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352729	PURCHASE	8.750	Full	A-	543	131,000.00	131,000	1	4/21/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5352737	PURCHASE	7.150	Stated	AA	641	87,000.00	85,000	1	5/5/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5352745	PURCHASE	9.300	Full	B	547	92,083.00	92,083	1	4/26/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5352752	REFI-CASH OUT	8.500	Stated	A	649	105,000.00	0	1	5/8/2003	239	6/1/2003	Group I	6 MO LIBOR	6	N
5352778	REFI-NO CASHOUT	10.350	Full	C	530	75,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352786	PURCHASE	10.900	Stated	B	497	147,500.00	128,000	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5352828	REFI-CASH OUT	10.300	Full	B	528	130,000.00	0	1	6/20/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5352836	PURCHASE	10.300	Full	B	493	150,000.00	150,000	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5352877	PURCHASE	10.500	Full	B	505	285,000.00	268,100	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352885	PURCHASE	5.500	Stated	AA	690	375,000.00	374,265	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5352893	REFI-CASH OUT	6.750	Stated	AA	646	132,000.00	0	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5352919	REFI-CASH OUT	8.850	Full	A	603	139,000.00	0	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5352927	REFI-CASH OUT	7.200	Full	A	633	85,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5352935	REFI-CASH OUT	7.300	Stated	AA	669	155,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352950	PURCHASE	7.500	Full	AA	622	55,000.00	35,700	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5352968	PURCHASE	8.000	Stated	A	640	133,000.00	133,000	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5352984	PURCHASE	6.300	Full	A	646	161,000.00	155,000	1	4/21/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5353016	REFI-NO CASHOUT	8.175	Full	A-	587	130,856.62	0	1	6/3/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5353073	REFI-CASH OUT	9.175	Full	B	501	250,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5353099	PURCHASE	5.850	Stated	A	725	331,000.00	331,000	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5353107	REFI-CASH OUT	7.300	Full	A	627	163,000.00	0	1	5/2/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5353123	PURCHASE	6.990	Stated	A	748	145,000.00	145,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5353149	REFI-NO CASHOUT	7.150	Stated	A	630	127,000.00	0	1	5/7/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5353156	REFI-NO CASHOUT	7.750	Full	A-	573	300,000.00	0	1	5/29/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5353164	REFI-CASH OUT	10.240	Full	C	528	261,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5353206	PURCHASE	8.250	Stated	A	763	64,500.00	64,500	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5353214	REFI-CASH OUT	9.750	Full	A-	503	216,000.00	0	1	4/30/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5353230	REFI-CASH OUT	6.000	Stated	AA	658	80,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5353263	REFI-NO CASHOUT	8.200	Stated	A	620	80,000.00	0	1	6/24/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5353321	PURCHASE	6.950	Stated	A	668	135,000.00	135,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5353347	REFI-CASH OUT	5.875	Full	AA	630	212,000.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5353362	PURCHASE	7.750	Stated	A	647	164,000.00	163,000	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5353370	REFI-CASH OUT	7.550	Stated	A	657	520,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5353404	PURCHASE	7.100	Stated	A	695	190,250.00	190,000	1	5/16/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5353438	PURCHASE	6.600	Stated	A	754	150,000.00	150,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5353461	REFI-NO CASHOUT	9.250	Full	A-	564	115,000.00	0	1	5/27/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5353503	REFI-NO CASHOUT	11.750	Full	D	537	235,000.00	0	1	5/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5353529	PURCHASE	7.500	Full	AA	654	97,000.00	97,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5353537	REFI-CASH OUT	7.900	Full	A	613	82,000.00	0	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5353545	PURCHASE	8.150	Stated	A	633	74,000.00	72,500	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5353610	REFI-CASH OUT	10.050	Limited	A-	611	250,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5353628	REFI-CASH OUT	9.950	Full	A-	478	301,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5353644	PURCHASE	7.210	Stated	A	631	350,000.00	347,500	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5353685	REFI-CASH OUT	6.625	Stated	AA	702	406,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5353701	REFI-CASH OUT	9.700	Full	A-	516	125,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5353727	REFI-CASH OUT	6.875	Stated	AA	719	377,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5353743	REFI-NO CASHOUT	9.050	Full	A-	539	105,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5353750	REFI-CASH OUT	7.450	Stated	AA	663	165,000.00	0	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5353818	REFI-CASH OUT	9.700	Full	B	498	315,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5353842	REFI-CASH OUT	5.900	Stated	AA	642	230,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5353859	REFI-CASH OUT	7.125	Full	A	731	272,000.00	0	1	6/27/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5353867	REFI-CASH OUT	6.800	Full	A	623	352,000.00	0	1	5/8/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5353891	REFI-CASH OUT	7.500	Full	A	607	157,000.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5353909	REFI-CASH OUT	7.500	Stated	B	630	225,000.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5353925	REFI-CASH OUT	6.600	Stated	A	642	182,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5353933	REFI-CASH OUT	9.500	Full	B	517	150,000.00	0	1	5/22/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5353966	REFI-CASH OUT	8.300	Full	B	592	275,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5353990	PURCHASE	6.700	Stated	A	683	274,000.00	274,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354006	REFI-NO CASHOUT	12.200	Full	D	513	202,000.00	0	1	5/22/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5354014	REFI-CASH OUT	6.700	Stated	A	631	287,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354022	REFI-CASH OUT	8.650	Stated	B	660	92,000.00	0	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5354030	REFI-CASH OUT	10.300	Full	B	486	130,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354048	REFI-CASH OUT	7.000	Stated	A	616	208,000.00	0	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5354055	REFI-NO CASHOUT	7.100	Stated	A	704	200,000.00	0	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354063	REFI-NO CASHOUT	11.200	Full	D	510	321,000.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5354097	REFI-CASH OUT	8.800	Stated	A-	572	199,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354139	REFI-NO CASHOUT	6.625	Stated	AA	671	178,000.00	0	1	5/6/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5354147	PURCHASE	8.000	Stated	A	641	104,000.00	104,000	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5354162	PURCHASE	6.625	Stated	AA	688	125,000.00	125,000	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354170	REFI-CASH OUT	10.700	Full	B	477	97,000.00	0	1	5/6/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5354188	PURCHASE	11.300	Full	B-	511	222,500.00	215,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354196	PURCHASE	5.500	Stated	AA	650	407,800.00	393,795	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5354212	PURCHASE	7.850	Stated	A	649	78,000.00	63,500	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5354220	PURCHASE	6.600	Stated	A	668	270,000.00	270,000	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5354246	REFI-CASH OUT	10.550	Full	B	470	150,000.00	0	1	5/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5354253	REFI-NO CASHOUT	5.750	Full	A	733	216,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354261	PURCHASE	8.100	Stated	A-	564	214,000.00	214,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354295	REFI-CASH OUT	7.125	Stated	AA	657	340,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354303	REFI-CASH OUT	5.875	Stated	AA	649	215,000.00	0	1	5/27/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5354345	REFI-CASH OUT	11.450	Full	B-	508	74,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354360	PURCHASE	11.250	Full	C	511	195,000.00	194,500	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5354378	PURCHASE	7.450	Stated	A	665	232,500.00	230,000	1	6/12/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5354394	REFI-CASH OUT	8.800	Stated	A	611	275,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5354410	REFI-CASH OUT	6.250	Stated	AA	716	330,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354428	REFI-CASH OUT	6.750	Full	B-	634	335,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354436	REFI-NO CASHOUT	10.000	Full	A-	469	93,000.00	0	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5354501	REFI-CASH OUT	8.850	Stated	B	547	107,000.00	0	1	6/10/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5354535	REFI-CASH OUT	7.550	Full	AA	637	143,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354543	REFI-NO CASHOUT	8.400	Full	A	613	83,000.00	0	1	4/30/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5354550	PURCHASE	7.550	Stated	A-	614	120,000.00	120,000	1	5/22/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5354576	REFI-CASH OUT	8.250	Stated	AA	733	350,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354584	REFI-CASH OUT	8.950	Full	A-	514	223,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354592	REFI-CASH OUT	9.800	Full	A-	470	340,000.00	0	1	5/28/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N

Prepared by: [illegible]
Sr. [illegible] Analyst
LBMC Capital Markets

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.279 WA Rate | 11,706 Loan Count
353.77 WA Rterm | $ 2,290,000,305.17 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5354818	74507338	SANTOS	4212 JENKINS WAY	RICHMOND	CA	94801	OWNER-OCC	SFR
5354834	74507351	MARTINEZ	2508 HANSEN DRIVE	CARSON CITY	NV	89701	OWNER-OCC	SFR
5354867	74507385	RIVERA	2848 N ELSTON AVE	CHICAGO	IL	60618	OWNER-OCC	2-4 UNITS
5354875	74507393	THOMAS	1251 GROTHE STREET	JACKSONVILLE	FL	32209	NON OWNER	SFR
5354708	74507427	MAYS	11745 BLACK SHEEP DRIVE	ARLINGTON	TN	38002	OWNER OCC	SFR
5354717	74507435	SMITH	3872 A & B FALLIS CIRCLE	SACRAMENTO	CA	95832	OWNER-OCC	2-4 UNITS
5354741	74507468	BONN	43 737 AVENIDA ESTRELLA	INDIO	CA	92201	2ND HOME	SFR
5354758	74507476	HUNNICUTT	71505 YANKEE VALLEY ROAD	MIDDLETOWN	CA	95461	OWNER OCC	SFR
5354782	74507500	CARTER	13040 EDGERTON AVE	CEDAR SPRINGS	MI	49319	OWNER OCC	MANU/MOBIL
5354808	74507526	MOORE	5508 CARY DRIVE	AUSTIN	TX	78757	NON OWNER	SFR
5354857	74507575	LEE	150 A POLO PARK DRIVE	BELLINGHAM	WA	98226	OWNER-OCC	PUD
5354873	74507591	ROBERSON	22023 RIVERSIDE AVENUE	RED BLUFF	CA	96080	OWNER OCC	SFR
5354929	74507617	WARD	22818 ANTELOPE BLVD	RED BLUFF	CA	96080	OWNER OCC	SFR
5354937	74507825	HANSEN	2137 PRIMROSE LANE	FORT COLLINS	CO	80526	OWNER OCC	SFR
5354931	74507858	VAZQUEZ	12501 TREE LINE DRIVE	AUSTIN	TX	78729	OWNER OCC	2-4 UNITS
5354948	74507868	HAYNES	264 SHELLBARK DRIVE	TROY	MO	63379	OWNER OCC	SFR
5354956	74507874	NAITRAM	115-19 127TH ST	SOUTH OZONE PARK	NY	11420	OWNER OCC	SFR
5355011	74507732	CARLEDWELL	41 NEWARK STREET UNIT A	AURORA	CO	80012	OWNER OCC	PUD
5355053	74507773	MCLEOD	302 CARILLO RD	OJAI	CA	93023	OWNER OCC	SFR
5355094	74875140	LOVEALL	1905 OLDS AVENUE	LANSING	MI	48915	NON OWNER	SFR
5355130	74507856	OROZCO	4228 VONCILLE STREET	HALTOM CITY	TX	76117	OWNER OCC	SFR
5355144	74507864	THOMAS	1056 PALERMO AVENUE	MEMPHIS	TN	38108	OWNER OCC	SFR
5355177	74507868	BROWN	1041 HAMLIN TERRACE	DAVIE	FL	33325	OWNER OCC	PUD
5355235	74507965	REILLY	2747 NE 23RD AVENUE	PORTLAND	OR	97212	NON OWNER	SFR
5355268	74507989	WARD	23783 REIN AVE	EASTPOINTE	MI	48021	OWNER-OCC	SFR
5355276	74507997	MARTIN	1122 E 58TH ST	TACOMA	WA	98404	NON OWNER	SFR
5355292	74508011	BENNER	8230 WHITAKER AVENUE	LOS ANGELES	CA	91343	OWNER-OCC	SFR
5355318	74508037	ALBER	4101 S 139TH STREET	TUKWILA	WA	98168	OWNER-OCC	SFR
5355375	74508094	GEBHARD	3604 SE 65TH AVENUE	PORTLAND	OR	97206	OWNER-OCC	SFR
5355466	74508185	JARAMILLO	7319 ROBINSON STREET	BAKERSFIELD	CA	93305	OWNER-OCC	SFR
5355474	74508193	ALLEN	1155 GREENMEADOWS WAY	ASHLAND	OR	97520	OWNER-OCC	SFR
5355482	74508201	CARILLO	255 BAHIA PLACE	SAN RAFAEL	CA	94901	OWNER-OCC	CONDO
5355508	74508227	DODGE	22705 S FOREST PARK ROAD	BEAVERCREEK	OR	97004	OWNER-OCC	SFR
5355516	74508235	DIAZ	2270 VEGAS AVENUE	CASTRO VALLEY	CA	94546	OWNER-OCC	SFR
5355557	74508276	BEUKES	6658 NE PORT MADISON ROAD	BAINBRIDGE ISLAND	WA	98110	OWNER-OCC	MANU/MOBIL
5355599	74508318	ESTORES	4533 DRIFTING PEBBLE ST	NORTH LAS VEGAS	NV	89031	OWNER-OCC	PUD
5355623	74508342	COLLINS	670 AILEEN STREET	EMERYVILLE	CA	94608	OWNER OCC	SFR
5355708	74508417	STRAIN	21710 130TH STREET EAST	SUMNER	WA	98390	OWNER OCC	MANU/MOBIL
5355748	74508441	MILLER	754 W CRESTVIEW	SPRINGFIELD	MO	65807	OWNER-OCC	SFR
5355755	74508456	FABER	7855 SW 82ND AVE	PORTLAND	OR	97223	OWNER-OCC	SFR
5355763	74508466	MARTINEZ	229-C GREEN MEADOW DRIVE	WATSONVILLE	CA	95076	NON OWNER	CONDO
5355789	74508482	CASTRO JR	2538 YERBA HILLS COURT	SAN JOSE	CA	95121	OWNER-OCC	CONDO
5355839	74508532	CORTEZ	4865 INDIAN RIVER COURT	SAN JOSE	CA	95136	OWNER-OCC	CONDO
5355854	74508557	KINDER	5491 TRAILBEND DR	FLORISSANT	MO	63033	OWNER OCC	SFR
5355888	74508581	VANCE	3442 TOPEKA ST	RIVERBANK	CA	95367	OWNER-OCC	SFR
5355896	74508599	ZEPEDA	5749 E LORENA AVENUE	FRESNO	CA	93727	OWNER-OCC	SFR
5355917	74508615	OLEJNICZAK	558 SUMMER WINDS LANE	ST PETERS	MO	63376	OWNER-OCC	CONDO
5355938	74508631	BRADY	302 W RIO BLANCO AVENUE	RANGELY	CO	81648	OWNER-OCC	SFR
5355953	74508674	STARNS	17726 EAST 23RD AVENUE	TACOMA	WA	98445	OWNER OCC	PUD
5355995	74508658	WRIGHT	21551 GRIGGS ROAD	SPRINGDALE	AR	72762	OWNER-OCC	SFR
5356035	74508730	RIVER	740 CHERRY AVENUE	SONOMA	CA	95476	OWNER OCC	SFR
5356043	74508748	LOPEZ	3136 MORAN AVENUE	RICHMOND	CA	94804	OWNER OCC	SFR
5356050	74508755	PALACIOS	110 B TEAKWOOD COURT	BRUNSWICK	GA	31525	OWNER OCC	SFR
5356084	74508789	CALLINAN	5716 DAVIS CIRCLE	ROHNERT PARK	CA	94928	OWNER OCC	SFR
5356092	74508797	MONTOYA	733 PRESCOTT AVENUE	EL CAJON	CA	92020	OWNER OCC	SFR
5356100	74508805	ALVARADO	2940 MILLBROOK AVE	FRESNO	CA	93702	OWNER OCC	SFR
5356126	74508821	VELADOR	1617 CELESTE DR	MODESTO	CA	95350	OWNER OCC	SFR
5356175	74508870	EVANGELISTA	3814 MONMOUTH PLACE	FREMONT	CA	94538	OWNER OCC	SFR
5356191	74508896	BROWN	352 COUNTY ROAD 109	CULLMAN	AL	35057	OWNER OCC	MANU/MOBIL
5356217	74508912	VARGAS	115 NEWBURY STREET	HERCULES	CA	94547	OWNER OCC	PUD
5356225	74508930	CADET	4 GILMAN ST	WORCESTER	MA	1605	OWNER OCC	2-4 UNITS
5356233	74508938	PADILLA	4804 PERINA WAY	NORTH HIGHLANDS	CA	95660	OWNER-OCC	SFR
5356258	74508953	LASHER	1331 FALCON STREET	LOS BANOS	CA	93635	NON OWNER	SFR
5356274	74508979	MCCLUSKEY	444 YERIAN LANE	CORVALLIS	MT	59828	OWNER-OCC	SFR
5356308	74509001	WOLLENBURG	2049 PHOEBE DR	BILLINGS	MT	59105	OWNER-OCC	SFR
5356316	74509019	NAVARRO	2080 OUTBACK TRAIL	ALBERTON	MT	59820	OWNER-OCC	SFR
5356324	74509027	GARINO	521 S MILLER STREET	MESA	AZ	85204	OWNER-OCC	SFR
5356357	74509050	COX	1095 MAI KAI DRIVE	MERRITT ISLAND	FL	32953	OWNER-OCC	SFR
5356365	74509068	ZAID	209 SUNFISH COURT	VALLEJO	CA	94591	OWNER-OCC	SFR
5356407	74509100	LEATHERWOOD	20811 CORTNER AVENUE	LAKEWOOD	CA	90715	OWNER OCC	SFR
5356415	74509118	GUTIERREZ	2756 PRIMO WAY	SACRAMENTO	CA	95833	OWNER-OCC	SFR
5356464	74509167	BAGLEY	411 COUNTY ROAD 1502	CULLMAN	AL	35058	OWNER-OCC	SFR
5356472	74509175	LINDSEY	411 CARTER STREET	POLKTON	NC	28135	OWNER OCC	SFR
5356506	74509209	CAUCHON	2952 QUEBEC DRIVE	RIVERSIDE	CA	92504	OWNER-OCC	SFR
5356522	74509225	OSBORN	14436 S DEBRIAN WAY	DRAPER	UT	84020	OWNER-OCC	SFR
5356555	74509258	LYTLE	118 COLLEGE STREET	WARREN	IN	46792	OWNER-OCC	SFR
5356571	74509274	CORBAUT	8354 COMMODORE DRIVE	JACKSONVILLE	FL	32244	OWNER-OCC	SFR
5356621	74509324	SANDOVAL	19918 OAK SHADOWS RD	ABBEVILLE	LA	70510	OWNER-OCC	MANU/MOBIL
5356639	74509332	CLEMMONS	3804 E SUPERIOR STREET	SEATTLE	WA	98122	OWNER-OCC	SFR
5356654	74509357	REA	900 WISCONSIN	ST JOSEPH	MI	49085	OWNER-OCC	2-4 UNITS
5356662	74509365	REEDY	108 E 6TH AVE	STANLEY	WI	54768	NON OWNER	SFR
5356670	74509373	DORMER	4084 WAGON WHEEL	MEMPHIS	TN	38127	NON OWNER	SFR
5356696	74509399	RODRIGUEZ	1542 N AVENUE 47	LOS ANGELES	CA	90042	OWNER-OCC	SFR
5356720	74509423	CARTER	1000 MAPLE	ALBION	MI	49224	OWNER-OCC	MANU/MOBIL
5356746	74509449	FOSHEE	282 GRANADA CIRCLE	SELIGMAN	AZ	86337	OWNER OCC	SFR
5356779	74509472	RODRIGUEZ	2438 STARMOUNT	EL DORADO HILLS	CA	95762	OWNER OCC	SFR
5356795	74509498	BURNETTE	1808 SWANSON AVENUE UNIT 103	LAKE HAVASU CITY	AZ	86403	OWNER-OCC	CONDO
5356829	74509522	MAYR	17245 BENSON ROAD	COTTONWOOD	CA	96022	OWNER-OCC	SFR
5356852	74509555	OTKE	56 TOP OF THE GRADE RD	DOUGLAS CITY	CA	96024	OWNER-OCC	MANU/MOBIL
5356860	74509563	CARLOCK	3801 WHITE CASTLE STREET	LAS VEGAS	NV	89129	OWNER-OCC	SFR
5356894	74509597	TAMAYO	308 PUTNAM STREET	ANTIOCH	CA	94509	OWNER-OCC	SFR
5356902	74509605	DORMER	4039 HOFBURG	MEMPHIS	TN	38127	NON OWNER	SFR
5356936	74509639	JAIMES	345 VIA DEL SOL DRIVE	DAVENPORT	FL	33837	OWNER OCC	PUD
5356951	74509654	MUMPER	16115 FLORENCE STREET	LOWER LAKE	CA	95457	OWNER-OCC	MANU/MOBIL
5356969	74509662	NORDQUIST	1542 WHITSABLE DRIVE	ROSEVILLE	CA	95747	OWNER OCC	SFR
5356977	74509670	RUMMELL	2603 STARLIGHT BLVD	REDDING	CA	96001	OWNER-OCC	SFR
5356985	74509688	ROMAN	1000 WEST LIME AVENUE	LOMPOC	CA	93436	OWNER-OCC	SFR
5357033	74509738	GATUGUTA	6691 BRAMA STREET	CORONA	CA	92880	OWNER OCC	SFR
5357058	74509753	ISLAM	920 & 930 LEMON STREET	MARTINEZ	CA	94553	OWNER OCC	2-4 UNITS
5357074	74509779	ACREY	9625 MELROSE AVENUE	ELK GROVE	CA	95624	OWNER OCC	SFR
5357090	74509795	IVEY	1960 CANA BREE DRIVE	EL PASO	TX	79936	OWNER OCC	SFR
5357108	74509803	DORMER	3684 STATION AVENUE	MEMPHIS	TN	38111	NON OWNER	SFR
5357124	74509829	SYLVIA	840 ARROWHEAD LANE	AUBURN	CA	95602	OWNER OCC	SFR
5357140	74509845	LAL	1920 BIRMINGHAM AVENUE	WEST SACRAMENTO	CA	95691	OWNER-OCC	SFR
5357181	74509886	HENRY	201 ROSEMEADE STREET	LAS VEGAS	NV	89106	OWNER OCC	SFR
5357199	74510093	HEATON	350 OLD STATE ROAD	DANDRIDGE	TN	37725	OWNER OCC	MANU/MOBIL
5357207	74509904	EASTMAN	6002 STEDMAN RD	FENWICK	MI	48834	OWNER-OCC	MANU/MOBIL
5357215	74509912	RUDNICK	653-655 BROADWAY AVENUE	LOS ANGELES	CA	90291	OWNER-OCC	2-4 UNITS
5357249	74509938	DORMER	2433 KNOB COVE	MEMPHIS	TN	38127	NON OWNER	SFR
5357298	74509985	WALKER	672 UNION ROAD	SPRING VALLEY	NY	10977	OWNER-OCC	SFR
5357314	74510009	NOWICKI JR	315 O'DELL	KINDE	MI	48445	OWNER-OCC	SFR
5357330	74510025	DORMER	2453 RAMMESSES	MEMPHIS	TN	38127	NON OWNER	SFR
5357355	74510041	HUGHERY	16 BEECH STREET	PASSAIC	NJ	7055	NON OWNER	2-4 UNITS
5357371	74510068	MEDLIN	1402 CENTRAL AVENUE EAST	EDGEWATER	MD	21037	OWNER-OCC	SFR
5357405	74510100	ALVAREZ	3700 OXFORD AVE	EL PASO	TX	79903	OWNER OCC	SFR
5357421	74510118	DORMER	2467 RAMMESSES	MEMPHIS	TN	38127	NON OWNER	SFR
5357462	74510157	WEST	9427 S CENTRAL AVE #1 & #2	LOS ANGELES	CA	90002	OWNER-OCC	2-4 UNITS
5357470	74510165	STANFORD	308 HARRISON STREET	FRENCHTOWN	NJ	8825	OWNER-OCC	SFR
5357496	74510181	DAVIS	600-02 SUNSET AVENUE	DALLAS	TX	75208	NON OWNER	2-4 UNITS
5357512	74510207	MCGREGOR	11334 COUNTY ROAD 63	ELBERTA	AL	36530	OWNER-OCC	SFR
5357553	74510249	BAILEY	37 FAIRVIEW DRIVE	MIDDLETOWN	NJ	7748	OWNER-OCC	SFR
5357579	74510264	STATHAKIS	98 HULL ST	BELMONT	MA	2478	OWNER-OCC	SFR
5357587	74510272	DORMER	2461 RAMMESSES AVENUE	MEMPHIS	TN	38127	NON OWNER	SFR
5357595	74510280	BARCLAY	411 BOND STREET	RED OAK	TX	75154	OWNER-OCC	MANU/MOBIL
5357611	74510306	KERR	1048 CHESTNUT GROVE RD	DANDRIDGE	TN	37725	OWNER OCC	MANU/MOBIL
5357629	74510314	PIERRE	42 COURT ST	LYNN	MA	1905	OWNER OCC	SFR
5357637	74510322	THOMAS	1345 SIMMONS STREET	DOLOMITE	AL	35061	OWNER OCC	SFR

LOAN NUMBER	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY P&I	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN
5354818	360	80.00	100.00	7.200	6/1/2003	5/1/2033	1303.28	192,000.00	191,696.53	191,696.53	ARM	4.900
5354834	360	80.00	100.00	7.100	7/1/2003	6/1/2033	752.14	111,920.00	111,830.05	111,830.05	ARM	4.900
5354867	360	80.00	100.00	6.850	6/1/2003	5/1/2033	1174.23	179,200.00	179,048.70	178,896.54	ARM	4.990
5354875	360	75.00	0.00	7.625	6/1/2003	5/1/2033	371.6	52,500.00	52,423.74	52,423.74	FXD	0.000
5354708	360	92.88	0.00	7.200	6/1/2003	5/1/2033	926.53	136,500.00	136,392.45	136,284.25	ARM	4.250
5354717	360	80.00	100.00	6.700	6/1/2003	5/1/2033	1171.83	181,600.00	181,442.10	181,283.32	ARM	4.990
5354741	360	48.63	0.00	6.900	7/1/2003	6/1/2033	698.17	106,000.00	105,911.38	105,911.38	ARM	4.900
5354758	360	90.00	0.00	7.900	7/1/2003	6/1/2033	2322.15	319,500.00	319,500.00	319,281.23	ARM	5.750
5354782	360	85.00	0.00	10.800	6/1/2003	5/1/2033	971.92	103,700.00	103,661.38	103,622.41	ARM	5.850
5354808	360	43.06	0.00	11.850	6/1/2003	5/1/2033	915.38	90,000.00	89,973.37	89,946.45	ARM	6.750
5354857	360	80.00	0.00	8.375	7/1/2003	6/1/2033	1172.89	188,000.00	188,000.00	187,825.87	FXD	0.000
5354873	360	73.77	0.00	7.850	6/1/2003	5/1/2033	651.01	90,000.00	89,937.74	89,875.07	ARM	4.900
5354929	360	85.00	0.00	8.050	6/1/2003	5/1/2033	971.34	131,750.00	131,662.48	131,574.38	ARM	4.990
5354937	360	78.29	0.00	7.050	6/1/2003	5/1/2033	916.07	137,000.00	136,888.81	136,776.96	ARM	4.990
5354931	360	80.00	100.00	6.550	6/1/2003	5/1/2033	792.93	124,800.00	124,575.93	124,575.93	ARM	4.890
5354948	360	90.00	0.00	7.900	6/1/2003	5/1/2033	809.86	112,500.00	112,342.27	112,342.27	FXD	0.000
5354956	360	80.00	0.00	6.900	7/1/2003	6/1/2033	1422.58	216,000.00	215,819.42	215,819.42	FXD	0.000
5355011	360	90.00	0.00	9.900	6/1/2003	5/1/2033	1252.3	143,910.00	143,844.98	143,779.38	ARM	4.990
5355053	360	85.00	0.00	7.150	6/1/2003	5/1/2033	2152.88	318,750.00	318,496.35	318,241.21	ARM	4.950
5355094	360	80.00	0.00	11.300	7/1/2003	6/1/2033	530.44	54,400.00	54,400.00	54,381.83	FXD	0.000
5355130	180	68.58	0.00	8.650	6/1/2003	5/1/2018	544.34	61,900.00	61,658.87	61,495.26	FXD	0.000
5355144	360	80.00	100.00	11.350	6/1/2003	5/1/2033	469.86	48,000.00	47,984.14	47,968.13	ARM	6.250
5355177	360	80.00	0.00	7.900	6/1/2003	5/1/2033	1709.45	235,200.00	235,038.95	234,876.84	ARM	4.990
5355235	360	90.00	0.00	8.100	6/1/2003	5/1/2033	2300.03	310,500.00	310,295.85	310,090.32	ARM	4.250
5355268	360	85.00	0.00	11.300	6/1/2003	5/1/2033	886.82	90,950.00	90,916.45	90,885.76	ARM	6.250
5355276	360	80.00	0.00	8.875	6/1/2003	5/1/2033	762.04	116,000.00	115,902.54	115,804.53	FXD	0.000
5355292	360	82.71	0.00	7.850	6/1/2003	5/1/2033	1661.65	229,500.00	229,182.12	229,182.12	ARM	5.750
5355318	360	80.00	100.00	7.050	6/1/2003	5/1/2033	936.13	140,000.00	139,772.07	139,772.07	ARM	4.990
5355375	360	80.00	100.00	6.600	6/1/2003	5/1/2033	725.52	113,600.00	113,499.28	113,398.01	ARM	4.990
5355466	360	79.43	98.59	6.700	6/1/2003	5/1/2033	358.26	55,520.00	55,471.73	55,423.19	ARM	4.950
5355474	360	65.00	0.00	6.800	6/1/2003	5/1/2033	1525.51	234,000.00	233,539.85	233,539.85	FXD	0.000
5355482	360	80.00	100.00	6.100	7/1/2003	6/1/2033	1275.01	210,400.00	210,194.52	210,194.52	ARM	4.950
5355508	360	85.00	0.00	6.950	6/1/2003	5/1/2033	1159.08	175,100.00	174,955.04	174,809.24	FXD	0.000
5355516	360	80.00	100.00	6.800	6/1/2003	5/1/2033	1825.4	280,000.00	279,761.27	279,521.18	ARM	4.950
5355557	360	80.00	0.00	7.900	6/1/2003	5/1/2033	1133.82	156,000.00	155,885.00	155,777.45	ARM	4.990
5355599	360	75.50	0.00	6.650	6/1/2003	5/1/2033	770.38	120,000.00	119,894.84	119,788.70	ARM	4.990
5355623	360	83.78	0.00	8.200	6/1/2003	5/1/2033	2318.04	310,000.00	309,800.29	309,599.22	ARM	4.950
5355708	360	85.00	93.54	8.050	7/1/2003	6/1/2033	777.07	105,400.00	105,400.00	105,329.99	ARM	5.750
5355748	360	65.00	0.00	12.450	6/1/2003	5/1/2033	667.01	62,725.00	62,692.35	62,659.35	ARM	6.750
5355755	360	80.00	100.00	7.100	6/1/2003	5/1/2033	833.32	124,000.00	123,898.67	123,796.47	ARM	4.990
5355763	360	75.00	0.00	6.950	6/1/2003	5/1/2033	1535.3	231,600.00	230,705.58	230,514.14	ARM	4.990
5355789	360	80.00	0.00	8.450	6/1/2003	5/1/2033	2222.65	290,400.00	290,222.25	290,043.25	ARM	4.900
5355839	360	78.98	99.56	6.850	6/1/2003	5/1/2033	1991.34	303,900.00	303,385.38	303,385.38	ARM	4.990
5355854	360	80.00	0.00	5.500	7/1/2003	6/1/2033	604.13	106,400.00	106,400.00	106,283.54	ARM	4.750
5355888	360	73.00	0.00	8.600	6/1/2003	5/1/2033	844.07	108,770.00	108,705.45	108,640.44	FXD	0.000
5355896	360	80.72	0.00	10.300	7/1/2003	6/1/2033	1619.66	180,000.00	180,000.00	179,925.32	ARM	5.990
5355917	360	90.00	0.00	7.700	7/1/2003	6/1/2033	513.34	72,000.00	72,000.00	71,946.66	FXD	0.000
5355938	360	90.00	0.00	9.400	6/1/2003	5/1/2033	662.44	79,470.00	79,430.07	79,389.83	ARM	5.750
5355953	360	80.00	100.00	6.800	6/1/2003	5/1/2033	1062.73	168,400.00	168,066.29	165,916.92	FXD	0.000
5355995	360	70.59	0.00	10.350	6/1/2003	5/1/2033	1355.32	150,000.00	149,874.33	149,878.33	FXD	0.000
5356035	360	70.00	0.00	5.750	6/1/2003	5/1/2033	1789.23	306,600.00	306,279.90	305,958.26	ARM	4.990
5356043	360	80.00	95.00	5.875	6/1/2003	5/1/2033	1561.66	264,000.00	263,460.36	263,460.36	ARM	4.250
5356050	360	95.00	0.00	7.950	6/1/2003	5/1/2033	711.47	97,423.00	97,290.48	97,290.48	FXD	0.000
5356084	360	43.60	0.00	7.200	6/1/2003	5/1/2033	1479.78	218,000.00	217,655.45	217,655.45	FXD	0.000
5356092	360	80.00	100.00	6.600	7/1/2003	6/1/2033	1538.55	236,000.00	236,000.00	235,790.76	ARM	4.990
5356100	360	95.00	0.00	7.850	6/1/2003	5/1/2033	872.71	120,650.00	120,566.54	120,482.54	ARM	4.250
5356126	360	80.00	100.00	6.350	6/1/2003	5/1/2033	969.2	155,760.00	155,615.03	155,469.29	ARM	4.990
5356175	360	80.00	90.00	5.875	6/1/2003	5/1/2033	1836.14	310,400.00	310,083.53	309,765.51	ARM	4.250
5356191	360	85.00	95.00	6.450	6/1/2003	5/1/2033	432.92	68,850.00	68,787.15	68,723.96	ARM	4.900
5356217	360	64.38	0.00	5.750	6/1/2003	5/1/2033	1371.4	235,000.00	234,754.64	234,508.11	ARM	4.250
5356225	360	75.00	0.00	10.900	7/1/2003	6/1/2033	1842.32	195,000.00	195,000.00	194,928.93	ARM	6.250
5356233	360	85.00	0.00	9.800	7/1/2003	6/1/2033	1378.81	159,800.00	159,726.22	159,726.22	ARM	5.990
5356258	180	80.00	0.00	6.250	6/1/2003	5/1/2018	1138.66	132,800.00	131,903.69	131,903.69	FXD	0.000
5356274	360	62.90	0.00	7.100	6/1/2003	5/1/2033	1310.47	195,000.00	194,843.28	194,685.63	ARM	4.990
5356308	360	80.00	0.00	7.200	6/1/2003	5/1/2033	623.4	91,840.00	91,767.56	91,694.77	ARM	4.990
5356316	360	80.00	98.43	9.750	6/1/2003	5/1/2033	893.53	104,000.00	103,902.55	103,902.55	ARM	5.750
5356324	360	70.00	0.00	7.900	6/1/2003	5/1/2033	686.84	94,500.00	94,435.28	94,370.14	ARM	5.990
5356357	360	90.00	0.00	7.650	6/1/2003	5/1/2033	957.85	135,000.00	134,902.78	134,804.94	FXD	0.000
5356365	360	80.00	100.00	7.300	6/1/2003	5/1/2033	2001.87	292,000.00	291,774.46	291,547.55	ARM	4.990
5356407	360	75.99	0.00	6.625	6/1/2003	5/1/2033	1434.19	223,983.00	223,685.36	223,486.12	FXD	0.000
5356415	360	80.00	100.00	7.850	6/1/2003	5/1/2033	1129.48	156,148.00	156,039.46	155,930.74	ARM	4.950
5356464	360	90.00	0.00	6.900	7/1/2003	6/1/2033	1452.22	220,500.00	220,500.00	220,315.66	FXD	0.000
5356472	360	84.83	0.00	11.050	7/1/2003	6/1/2033	379.58	39,700.00	39,685.32	39,685.32	FXD	0.000
5356506	360	88.78	0.00	7.000	6/1/2003	5/1/2033	1210.88	182,000.00	181,850.81	181,700.75	ARM	4.250
5356522	360	80.00	100.00	6.850	6/1/2003	5/1/2033	1037.94	158,400.00	158,266.26	158,131.76	ARM	4.990
5356555	360	85.00	0.00	10.550	7/1/2003	6/1/2033	421.59	45,900.00	45,881.95	45,881.95	ARM	5.990
5356571	360	90.00	0.00	9.700	6/1/2003	5/1/2033	615.95	72,000.00	71,966.05	71,931.83	ARM	5.750
5356621	360	85.00	100.00	8.300	8/1/2003	7/1/2033	561.38	74,375.00	74,375.00	74,375.00	ARM	5.990
5356639	360	80.00	100.00	6.450	6/1/2003	5/1/2033	1936.68	308,000.00	307,718.84	307,436.17	ARM	4.990
5356654	360	90.00	0.00	8.800	7/1/2003	6/1/2033	853.5	108,000.00	107,938.50	107,938.50	FXD	0.000
5356662	360	73.77	0.00	11.850	8/1/2003	7/1/2033	457.69	45,000.00	45,000.00	45,000.00	FXD	0.000
5356670	360	75.00	0.00	7.000	6/1/2003	5/1/2033	368.75	55,425.00	55,379.56	55,333.86	FXD	0.000
5356696	360	40.88	0.00	6.850	6/1/2003	5/1/2033	425.92	65,000.00	64,945.12	64,883.93	FXD	0.000
5356720	360	85.00	0.00	11.300	7/1/2003	6/1/2033	994.57	102,000.00	102,000.00	101,965.93	ARM	6.250
5356746	360	80.00	0.00	10.300	6/1/2003	5/1/2033	734.76	81,600.00	81,566.14	81,531.99	FXD	0.000
5356779	360	85.00	0.00	7.300	6/1/2003	5/1/2033	1614.16	235,450.00	235,085.17	235,085.17	ARM	5.900
5356795	360	80.00	100.00	7.600	6/1/2003	5/1/2033	372.81	52,800.00	52,761.59	52,722.94	FXD	0.000
5356829	360	80.00	0.00	6.500	7/1/2003	6/1/2033	763.54	120,800.00	120,800.00	120,690.79	FXD	0.000
5356852	360	88.87	0.00	7.450	6/1/2003	5/1/2033	1205.82	173,300.00	173,170.08	173,039.36	ARM	4.900
5356860	360	80.00	100.00	6.100	7/1/2003	6/1/2033	1529.54	252,400.00	252,153.49	252,153.49	FXD	0.000
5356894	360	80.00	100.00	7.400	6/1/2003	5/1/2033	1384.76	200,000.00	199,848.57	199,696.21	ARM	4.990
5356902	360	75.00	0.00	7.000	6/1/2003	5/1/2033	368.75	55,425.00	55,379.56	55,333.86	FXD	0.000
5356936	360	80.00	100.00	7.200	6/1/2003	5/1/2033	771.11	113,600.00	113,510.49	113,420.44	ARM	4.900
5356951	360	80.00	0.00	7.275	7/1/2003	6/1/2033	820.65	120,000.00	120,000.00	119,906.85	ARM	4.060
5356969	360	90.00	0.00	6.750	6/1/2003	5/1/2033	1284.23	198,000.00	197,827.25	197,656.60	ARM	4.250
5356977	360	64.96	0.00	7.600	7/1/2003	6/1/2033	766.1	108,500.00	108,500.00	108,421.07	FXD	0.000
5356985	360	87.04	0.00	7.450	7/1/2003	6/1/2033	1635.12	235,000.00	234,823.84	234,823.84	FXD	0.000
5357033	360	80.00	99.99	6.600	6/1/2003	5/1/2033	1716.94	268,835.00	268,356.99	268,356.99	ARM	4.990
5357058	360	80.00	100.00	5.850	6/1/2003	5/1/2033	1722.63	292,000.00	291,700.87	291,400.76	ARM	4.960
5357074	360	80.00	100.00	7.100	6/1/2003	5/1/2033	965.04	143,600.00	143,368.50	143,368.50	ARM	4.990
5357090	360	84.61	94.61	9.750	6/1/2003	5/1/2033	798.93	92,990.00	92,945.54	92,901.78	FXD	0.000
5357108	360	75.00	0.00	7.000	6/1/2003	5/1/2033	371.74	55,875.00	55,829.20	55,783.13	FXD	0.000
5357124	360	61.97	90.14	6.800	6/1/2003	5/1/2033	1434.24	220,000.00	219,812.43	219,623.79	ARM	4.950
5357140	360	80.00	100.00	7.550	6/1/2003	5/1/2033	815.07	116,000.00	115,914.76	115,828.99	ARM	4.990
5357181	360	90.00	0.00	6.800	8/1/2003	7/1/2033	762.76	117,000.00	117,000.00	117,000.00	FXD	0.000
5357199	360	85.00	99.96	8.800	6/1/2003	5/1/2033	600.86	76,034.00	75,947.09	75,947.09	ARM	5.990
5357207	360	80.00	0.00	8.550	6/1/2003	5/1/2033	463.48	60,000.00	59,959.58	59,923.31	FXD	0.000
5357215	360	80.00	100.00	6.350	6/1/2003	5/1/2033	2488.93	400,000.00	399,253.47	399,253.47	ARM	4.900
5357249	360	75.00	0.00	7.000	6/1/2003	5/1/2033	368.75	55,425.00	55,379.56	55,333.86	FXD	0.000
5357298	360	80.00	100.00	7.550	8/1/2003	7/1/2033	1967.4	280,000.00	280,000.00	280,000.00	ARM	4.990
5357314	360	90.00	0.00	9.900	6/1/2003	5/1/2033	618.71	71,100.00	71,067.87	71,035.47	ARM	5.750
5357330	360	75.00	0.00	7.000	6/1/2003	5/1/2033	368.75	55,425.00	55,379.56	55,333.86	FXD	0.000
5357355	360	80.00	0.00	6.375	7/1/2003	6/1/2033	1073.06	172,000.00	172,000.00	171,840.69	FXD	0.000
5357371	360	80.00	100.00	6.850	6/1/2003	5/1/2033	1197.82	182,800.00	182,645.65	182,490.44	ARM	4.900
5357405	360	85.00	95.00	10.600	6/1/2003	5/1/2033	391.96	42,500.00	42,466.79	42,466.79	ARM	5.750
5357421	360	75.00	0.00	7.000	6/1/2003	5/1/2033	368.75	55,425.00	55,379.56	55,333.86	FXD	0.000
5357462	360	80.00	100.00	7.500	6/1/2003	5/1/2033	1454.37	208,000.00	207,845.63	207,690.30	FXD	0.000
5357470	360	73.26	0.00	6.500	6/1/2003	5/1/2033	995.51	157,500.00	157,321.52	157,178.37	FXD	0.000
5357496	360	70.00	0.00	8.450	6/1/2003	5/1/2033	412.54	53,900.00	53,833.78	53,833.78	ARM	4.950
5357512	360	80.00	0.00	6.950	7/1/2003	6/1/2033	730.8	110,400.00	110,400.00	110,308.60	ARM	4.990
5357553	360	62.99	0.00	9.050	6/1/2003	5/1/2033	1293.18	160,000.00	159,887.81	159,800.27	ARM	5.750
5357579	360	72.29	0.00	8.600	6/1/2003	5/1/2033	2328.04	300,000.00	299,821.96	299,642.44	ARM	5.750
5357587	360	75.00	0.00	7.000	6/1/2003	5/1/2033	368.75	55,425.00	55,379.56	55,333.86	FXD	0.000
5357595	360	80.00	0.00	9.750	6/1/2003	5/1/2033	360.84	42,000.00	41,980.40	41,960.65	ARM	4.990
5357611	360	85.00	100.00	6.800	7/1/2003	6/1/2033	541.33	83,025.00	82,893.00	82,893.00	ARM	4.990
5357629	360	74.47	0.00	9.600	7/1/2003	6/1/2033	1187.43	140,000.00	140,000.00	139,932.57	ARM	5.750
5357637	360	85.00	0.00	11.350	6/1/2003	5/1/2033	349.46	35,700.00	35,688.20	35,676.29	ARM	6.250

LOAN NUMBER	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5354818	13.200	7.200	1.000	1.000	5/1/2005	PURCHASE	7.200	Stated	A	674	240,000.00	240,000	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5354834	13.100	7.100	1.000	1.000	6/1/2005	PURCHASE	7.100	Stated	A	692	140,000.00	139,900	1	5/22/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5354867	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Full	A	624	235,000.00	224,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354875	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.625	Stated	AA	662	70,000.00	0	1	4/22/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5354708	13.200	7.200	1.000	1.000	5/1/2005	REFI-NO CASHOUT	7.200	Full	AA	627	147,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354717	12.700	6.700	1.000	1.000	5/1/2005	PURCHASE	6.700	Stated	A	669	235,000.00	227,000	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354741	12.900	6.900	1.000	1.000	6/1/2005	PURCHASE	6.900	Stated	A-	614	217,000.00	218,810	1	5/22/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5354758	13.900	7.900	1.000	1.000	6/1/2005	REFI-NO CASHOUT	7.900	Full	A-	527	355,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5354782	16.800	10.800	1.000	1.000	5/1/2005	REFI-CASH OUT	10.800	Full	B	472	172,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354808	17.850	11.850	1.000	1.000	5/1/2005	REFI-CASH OUT	11.850	Stated	C	551	209,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354857	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.375	Stated	AA	653	235,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5354873	13.850	7.850	1.000	1.000	5/1/2005	REFI-CASH OUT	7.850	Full	A-	527	122,000.00	0	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354929	14.050	8.050	1.000	1.000	5/1/2005	REFI-CASH OUT	8.050	Stated	A-	582	155,000.00	0	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354937	13.050	7.050	1.000	1.000	5/1/2005	REFI-CASH OUT	7.050	Stated	A	642	175,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5354931	12.550	6.550	1.000	1.000	5/1/2005	PURCHASE	6.550	Stated	A	657	156,000.00	156,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5354948	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.900	Stated	AA	643	125,000.00	0	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5354956	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.900	Stated	A	653	270,000.00	0	1	5/8/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5355011	15.900	9.900	1.000	1.000	5/1/2005	REFI-CASH OUT	9.900	Full	A-	530	159,900.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355053	13.150	7.150	1.000	1.000	5/1/2005	REFI-CASH OUT	7.150	Limited	A	613	375,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355094	0.000	0.000	0.000	0.000		REFI-CASH OUT	11.300	Full	B	488	68,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5355130	0.000	0.000	0.000	0.000		PURCHASE	8.650	Full	AA	678	72,000.00	68,900	1	4/28/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5355144	17.350	11.350	1.000	1.000	5/1/2005	PURCHASE	11.350	Full	B-	513	60,000.00	60,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355177	13.900	7.900	1.000	1.000	5/1/2005	REFI-CASH OUT	7.900	Stated	A	614	294,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355235	14.100	8.100	1.000	1.000	5/1/2005	PURCHASE	8.100	Full	AA	653	345,000.00	345,000	1	4/26/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355268	17.300	11.300	1.000	1.000	5/1/2005	REFI-CASH OUT	11.300	Full	B-	530	107,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355276	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.875	Full	AA	683	145,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355292	13.850	7.850	3.000	1.000	5/1/2006	REFI-CASH OUT	7.850	Limited	A-	498	306,000.00	0	1	5/9/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5355318	13.050	7.050	1.000	1.000	5/1/2005	PURCHASE	7.050	Stated	A	650	175,000.00	175,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5355375	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600	Stated	A	719	142,500.00	142,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355466	12.700	6.700	1.000	1.000	5/1/2005	PURCHASE	6.700	Stated	A	668	70,000.00	69,900	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355474	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.800	Full	A	647	360,000.00	0	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5355482	12.100	6.100	1.000	1.000	6/1/2005	PURCHASE	6.100	Full	A	646	275,000.00	263,000	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5355508	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.950	Limited	A	668	208,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355516	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE	6.800	Stated	A	654	350,000.00	350,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355557	13.900	7.900	1.000	1.000	5/1/2005	REFI-CASH OUT	7.900	Stated	A	601	195,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355599	12.650	6.650	1.000	1.000	5/1/2005	REFI-CASH OUT	6.650	Stated	A	738	160,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355623	14.200	8.200	1.000	1.000	5/1/2005	REFI-CASH OUT	8.200	Stated	A-	680	370,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355708	14.050	8.050	1.000	1.000	6/1/2005	PURCHASE	8.050	Full	A-	538	124,000.00	124,000	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5355748	18.450	12.450	1.000	1.000	5/1/2005	REFI-CASH OUT	12.450	Full	D	531	96,500.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5355755	13.100	7.100	1.000	1.000	5/1/2005	PURCHASE	7.100	Stated	A	714	155,000.00	155,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355763	12.950	6.950	1.000	1.000	5/1/2005	REFI-CASH OUT	6.950	Stated	A	664	308,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355789	14.450	8.450	1.000	1.000	5/1/2005	REFI-CASH OUT	8.450	Stated	A-	585	363,000.00	0	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355839	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Stated	A	789	380,000.00	379,950	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5355854	11.500	5.500	1.000	1.000	6/1/2005	REFI-CASH OUT	5.500	Stated	AA	679	133,000.00	0	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5355888	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.600	Full	A-	561	149,000.00	0	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355896	16.300	10.300	1.000	1.000	6/1/2005	REFI-NO CASHOUT	10.300	Full	B	461	223,000.00	0	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5355917	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.700	Full	A	649	80,000.00	0	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5355938	15.400	9.400	1.000	1.000	5/1/2005	REFI-CASH OUT	9.400	Full	A-	539	88,300.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355953	0.000	0.000	0.000	0.000		PURCHASE	6.800	Full	A	703	210,000.00	210,500	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355995	0.000	0.000	0.000	0.000		REFI-CASH OUT	10.350	Full	A-	484	212,500.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5356035	11.750	5.750	1.000	1.000	5/1/2005	REFI-NO CASHOUT	5.750	Stated	A-	614	438,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356043	11.875	5.875	1.000	1.000	5/1/2005	PURCHASE	5.875	Stated	AA	669	330,000.00	330,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5356050	0.000	0.000	0.000	0.000		PURCHASE	7.950	Stated	AA	657	104,500.00	102,550	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5356084	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.200	Stated	A	637	500,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5356092	12.600	6.600	1.000	1.000	6/1/2005	PURCHASE	6.600	Stated	A	644	298,000.00	295,000	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5356100	13.850	7.850	1.000	1.000	5/1/2005	PURCHASE	7.850	Stated	AA	679	137,000.00	127,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356126	12.350	6.350	1.000	1.000	5/1/2005	PURCHASE	6.350	Stated	A	668	195,000.00	194,700	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356175	11.875	5.875	1.000	1.000	5/1/2005	PURCHASE	5.875	Stated	AA	671	390,000.00	388,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356191	12.450	6.450	1.000	1.000	5/1/2005	PURCHASE	6.450	Full	A	663	81,000.00	81,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356217	11.750	5.750	1.000	1.000	5/1/2005	REFI-CASH OUT	5.750	Stated	AA	645	365,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356225	16.900	10.900	1.000	1.000	6/1/2005	REFI-CASH OUT	10.900	Full	B-	543	260,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5356233	15.800	9.800	1.000	1.000	6/1/2005	REFI-CASH OUT	9.800	Full	B	489	188,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5356258	0.000	0.000	0.000	0.000		PURCHASE	6.250	Stated	AA	671	166,000.00	166,000	1	5/12/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5356274	13.100	7.100	1.000	1.000	5/1/2005	REFI-CASH OUT	7.100	Stated	A	625	310,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356308	13.200	7.200	1.000	1.000	5/1/2005	REFI-CASH OUT	7.200	Full	A	638	114,800.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356316	15.750	9.750	1.000	1.000	5/1/2005	PURCHASE	9.750	Stated	A-	561	133,000.00	130,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5356324	13.900	7.900	1.000	1.000	5/1/2005	REFI-CASH OUT	7.900	Stated	B	614	135,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356357	0.000	0.000	0.000	0.000		REFI CASH OUT	7.650	Stated	AA	669	150,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356365	13.300	7.300	1.000	1.000	5/1/2005	PURCHASE	7.300	Stated	A	687	365,000.00	365,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356407	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.625	Stated	AA	700	280,000.00	0	1	4/26/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356415	13.850	7.850	1.000	1.000	5/1/2005	PURCHASE	7.850	Full	A	611	195,185.00	195,185	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356464	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.900	Full	AA	725	245,000.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5356472	0.000	0.000	0.000	0.000		REFI-CASH OUT	11.050	Full	B	542	46,800.00	0	1	5/8/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5356506	13.000	7.000	1.000	1.000	5/1/2005	REFI-CASH OUT	7.000	Stated	AA	641	205,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356522	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Full	A	620	198,000.00	198,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356555	16.550	10.550	1.000	1.000	6/1/2005	PURCHASE	10.550	Full	B	503	59,500.00	54,000	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5356571	15.700	9.700	1.000	1.000	5/1/2005	REFI-CASH OUT	9.700	Full	A-	462	80,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356621	14.300	8.300	1.000	1.000	7/1/2005	PURCHASE	8.300	Full	B	563	87,500.00	87,500	1	6/12/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5356639	12.450	6.450	1.000	1.000	5/1/2005	PURCHASE	6.450	Stated	A	677	392,000.00	385,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356654	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.800	Full	AA	626	120,000.00	0	1	5/7/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5356662	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	11.850	Full	B	487	61,000.00	0	1	6/18/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5356670	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.000	Stated	AA	687	73,900.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356696	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.850	Full	A	633	159,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356720	17.300	11.300	1.000	1.000	6/1/2005	REFI-CASH OUT	11.300	Full	B-	524	120,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5356746	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	10.300	Full	B	546	102,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356779	13.300	7.300	1.000	1.000	5/1/2005	PURCHASE	7.300	Full	B	582	278,000.00	277,000	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5356795	0.000	0.000	0.000	0.000		PURCHASE	7.600	Full	A	648	66,000.00	66,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356829	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	A	602	151,000.00	0	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5356852	13.450	7.450	1.000	1.000	5/1/2005	REFI-CASH OUT	7.450	Full	A	626	195,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356860	0.000	0.000	0.000	0.000		PURCHASE	6.100	Full	A	661	318,000.00	315,500	1	5/28/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5356894	13.400	7.400	1.000	1.000	5/1/2005	PURCHASE	7.400	Stated	A	663	255,000.00	250,000	1	5/4/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356902	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.000	Stated	AA	687	73,900.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356936	13.200	7.200	1.000	1.000	5/1/2005	PURCHASE	7.200	Stated	A	673	151,000.00	142,000	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356951	13.275	7.275	1.000	1.000	6/1/2005	REFI-CASH OUT	7.275	Full	A	609	150,000.00	0	1	6/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5356969	12.750	6.750	1.000	1.000	5/1/2005	REFI-CASH OUT	6.750	Stated	AA	668	220,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356977	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.600	Stated	B	682	162,000.00	0	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5356985	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.450	Full	A	684	270,000.00	0	1	5/20/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5357033	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600	Full	A	630	337,000.00	336,044	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5357058	11.850	5.850	1.000	1.000	5/1/2005	PURCHASE	5.850	Full	A	759	365,000.00	365,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357074	13.100	7.100	1.000	1.000	5/1/2005	PURCHASE	7.100	Stated	A	691	185,000.00	179,500	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5357090	0.000	0.000	0.000	0.000		PURCHASE	9.750	Full	A-	582	110,000.00	109,900	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357108	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.000	Stated	AA	687	74,500.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357124	12.800	6.800	1.000	1.000	5/1/2005	REFI-CASH OUT	6.800	Stated	A	649	355,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357140	13.550	7.550	1.000	1.000	5/1/2005	PURCHASE	7.550	Stated	B	733	145,000.00	145,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357181	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.800	Stated	AA	657	130,000.00	0	1	6/18/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5357199	14.800	8.800	1.000	1.000	5/1/2005	PURCHASE	8.800	Full	B	575	98,000.00	89,452	1	4/21/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5357207	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.550	Full	A-	567	75,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357215	12.350	6.350	1.000	1.000	5/1/2005	PURCHASE	6.350	Stated	A	789	500,000.00	500,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5357249	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.000	Stated	AA	687	73,900.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357298	13.550	7.550	1.000	1.000	7/1/2005	PURCHASE	7.550	Stated	A	749	350,000.00	350,000	1	6/4/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5357314	15.900	9.900	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.900	Full	A-	487	79,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357330	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.000	Stated	AA	687	73,900.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357355	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.375	Stated	AA	691	215,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5357371	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Stated	A	725	235,000.00	228,500	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357405	16.600	10.600	1.000	1.000	5/1/2005	PURCHASE	10.600	Full	A-	517	52,000.00	50,000	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5357421	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.000	Stated	AA	687	73,900.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357462	0.000	0.000	0.000	0.000		PURCHASE	7.500	Stated	A	668	260,000.00	260,000	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357470	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Full	AA	673	215,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357496	14.450	8.450	1.000	1.000	5/1/2005	REFI-CASH OUT	8.450	Stated	A	622	77,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5357512	12.950	6.950	1.000	1.000	6/1/2005	PURCHASE	6.950	Limited	A-	685	138,000.00	138,000	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5357553	15.050	9.050	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.050	Full	A-	483	254,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357579	14.600	8.600	1.000	1.000	5/1/2005	REFI-CASH OUT	8.600	Stated	A-	533	415,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357587	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.000	Stated	AA	687	73,900.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357595	15.750	9.750	1.000	1.000	5/1/2005	REFI-CASH OUT	9.750	Stated	A	684	52,500.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357611	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE	6.800	Full	A	649	68,000.00	97,680	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5357629	15.600	9.600	1.000	1.000	6/1/2005	REFI-CASH OUT	9.600	Full	A-	409	188,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5357637	17.350	11.350	1.000	1.000	5/1/2005	REFI-CASH OUT	11.350	Full	B-	505	42,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N

LBMLT 2003-4 CLSG ... 7/10/03 ... Total

Prepared by: ... LBMC Capital Markets

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

7.279 WA Rate 11,700 Loan Count
353.77 WA Rterm $ 1,200,000,305.17 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV
5357660	74510355	KLEPAL	881 COUNTY ROAD 329	FLORESVILLE	TX	78114	OWNER OCC	MANUMOBL	360	90.00
5357678	74510383	BARRERA	523 E AUSTIN	HARLINGEN	TX	78550	OWNER OCC	SFR	180	77.05
5357728	74510413	LAMB	1535 KARROW AVE	WHITEFISH	MT	59937	OWNER OCC	MANUMOBL	360	85.00
5357736	74510421	PEREZ	4501 NW 47TH AVENUE	TAMARAC	FL	33319	OWNER OCC	PUD	360	60.00
5357751	74510447	CAMP	3818 SALLY PIPER RD	ENDWELL	NY	13760	OWNER OCC	SFR	360	73.69
5357769	74510454	JACOBSEN	2534 GRAND TETON DRIVE	HOUSTON	TX	77067	OWNER OCC	PUD	360	85.00
5357785	74510470	DYE	511 W BERTRAND ST	HOUSTON	TX	77037	OWNER OCC	SFR	360	75.00
5357793	74510488	MATARAZZO	254 LAUREN LANE	PRINCETON	NC	27569	OWNER OCC	MANUMOBL	360	76.80
5357827	74510512	GARCIA	5 SR 88 CR 40 RINCON DE HOLLA	ALCALDE	NM	87511	OWNER OCC	MANUMOBL	360	69.64
5357843	74510538	SANCHEZ	717 PARK HURST WAY	MODESTO	CA	95358	OWNER OCC	SFR	360	75.00
5357868	74510553	LANCASTER	6000 SW 13TH STREET	PEMBROKE PINES	FL	33023	OWNER OCC	SFR	180	77.32
5357926	74510603	BAKER JR	1106 CLAYZELLE	EL DORADO SPRINGS	MO	64744	OWNER OCC	SFR	360	65.00
5357967	74510645	COLLINS	8185 BAILEYTON ROAD	GREENEVILLE	TN	37745	OWNER OCC	MANUMOBL	360	85.00
5357975	74510652	SARKIN	2216 CHASE DRIVE	RANCHO CORDOVA	CA	95670	OWNER OCC	SFR	360	90.00
5357983	74510660	PRATER	58 BLUE ANCHOR ROAD	SICKLERVILLE	NJ	8081	OWNER OCC	SFR	360	70.00
5358015	74510694	SCHNEIDER	43502 PALOS WAY	LANCASTER	CA	93535	OWNER OCC	SFR	360	60.00
5358023	74510702	GAGE	43 DOMINICAN RD	BRANFORD	CT	6405	OWNER OCC	SFR	360	84.76
5358049	74510728	GARRETT	2100 S DELAWANDA AVENUE	MUNCIE	IN	47302	OWNER OCC	SFR	360	85.00
5358056	74510736	VILLA	3208 SW 12TH PLACE	FT LAUDERDALE	FL	33312	OWNER OCC	SFR	360	90.00
5358080	74510769	AYALA	1030 HIRSCH BLVD	CALUMET PARK	IL	60409	OWNER OCC	CONDO	360	65.00
5358098	74510777	MITCHELL	4729 HUNTER LANE	INDIANAPOLIS	IN	46218	OWNER OCC	SFR	360	85.00
5358114	74510793	OSORIO	213 N FIGUEROA STREET	SANTA ANA	CA	92703	OWNER OCC	2-4 UNITS	360	80.00
5358130	74510819	URIAS	13666 W CYPRESS STREET	GOODYEAR	AZ	85338	OWNER OCC	PUD	360	80.00
5358148	74510827	DUQUE	150 LAKE VIEW DRIVE #204	WESTON	FL	33326	OWNER OCC	CONDO	360	80.00
5358155	74510835	PAZOS	12136 MOLETTE ST	NORWALK	CA	90650	OWNER OCC	SFR	360	80.00
5358189	74510843	OTTO	25 S KELLER PARK DR	APPLETON	WI	54914	OWNER OCC	SFR	360	90.00
5358213	74510876	ADAME	2235 STONEHAVEN DRIVE	PLAINFIELD	IL	60544	OWNER OCC	SFR	360	90.00
5358247	74510900	ZEPEDA	8010 FREMONT STREET	RIVERSIDE	CA	92504	OWNER OCC	SFR	240	75.00
5358262	74510926	BLAND	3426 E 6TH STREET	KANSAS CITY	MO	64124	OWNER OCC	SFR	360	80.00
5358270	74510934	KEWISH	33105 SANTIAGO RD #4	ACTON	CA	93510	NON OWNER	CONDO	360	49.78
5358288	74510942	FORRESTER	1410 PARKLAND RD	DE SOTO	MO	63020	OWNER OCC	SFR	360	71.25
5358296	74510959	LONDON	42642 20TH STREET WEST	LANCASTER	CA	93534	OWNER OCC	SFR	360	79.81
5358320	74511015	TILTON	1404 SQUIRREL RUN ROAD	HEMINGWAY	SC	29554	OWNER OCC	MANUMOBL	360	90.00
5358338	74511023	SOLANO	3675 W 83RD AVENUE	ARVADA	CO	80003	OWNER OCC	SFR	360	77.90
5358379	74511064	BUCHHOLZ	4430 UTICA STREET	DENVER	CO	80212	OWNER OCC	SFR	360	53.83
5358411	74511106	MARTINEZ	610 VISTA BOULEVARD	PAGOSA SPRINGS	CO	81147	OWNER OCC	MANUMOBL	360	83.90
5358445	74511130	OVERHOLSER	1010 SW DEL RIO BOULEVARD	PORT ST LUCIE	FL	34953	OWNER OCC	SFR	360	85.00
5358452	74511148	HAIL	12164 SUNFLOWER STREET	BROOMFIELD	CO	80020	OWNER OCC	PUD	360	90.00
5358494	74511155	MUZZIPAPA	1210 N CORONA STREET	COLORADO SPRINGS	CO	80907	OWNER OCC	SFR	360	53.13
5358544	74511239	BURKETT	3408 W CHEROKEE AVE	TAMPA	FL	33611	OWNER OCC	SFR	360	82.07
5358551	74511247	SCOTT	7016 CHULA VISTA WAY	TRUSSVILLE	AL	35173	OWNER OCC	SFR	360	80.00
5358569	74511254	AMOANDA	208 FAYETTEVILLE ROAD	DECATUR	GA	30030	NON OWNER	SFR	360	79.62
5358585	74511270	BUSIC	11579 CLAYMORE STREET	SANTA FE SPRINGS	CA	90670	OWNER OCC	SFR	360	80.00
5358593	74511288	MCLAUGHLIN	918 MAYNE STREET	GYPSUM	CO	81637	OWNER OCC	SFR	360	40.40
5358650	74511346	COLEMAN	1181 GALENA STREET	AURORA	CO	80010	OWNER OCC	SFR	360	80.00
5358668	74511353	BENNETT FIELDS	ROUTE 1 BOX 188 C	HARDEEVILLE	SC	29927	OWNER OCC	MANUMOBL	360	90.00
5358676	74511361	MARTINEZ	14326 HERRON STREET	LOS ANGELES	CA	91342	OWNER OCC	SFR	360	75.00
5358684	74511379	JAUREGUI	840 S GRETTA AVENUE	WEST COVINA	CA	91790	OWNER OCC	SFR	360	50.00
5358692	74511387	ALLEN	3954 PEARL VALLEY ROAD	SEVIERVILLE	TN	37876	OWNER OCC	MANUMOBL	360	90.00
5358700	74511395	WILLARD	1327 DAVID MULLIS ROAD	RENTZ	GA	31075	OWNER OCC	MANUMOBL	360	74.12
5358726	74511411	MURCIA	1778 MENTONE AVE	PASADENA	CA	91106	OWNER OCC	SFR	360	79.97
5358734	74511429	CEPEDA	7608 VIA FOGGIA	LOS ANGELES	CA	91504	OWNER OCC	CONDO	360	80.00
5358825	74511510	ESPARZA	1027 N ORANGE AVENUE	AZUSA	CA	91702	OWNER OCC	SFR	360	85.00
5358833	74511528	GAMBOA	85335 ARABY AVENUE	COACHELLA	CA	92236	OWNER OCC	SFR	180	80.00
5358841	74511536	HEKIMYAN	6453 N TROOST AVENUE	LOS ANGELES	CA	91606	OWNER OCC	2-4 UNITS	360	81.50
5358866	74511627	LUKOVSKYY	9375 LANDINGS	DES PLAINES	IL	60016	OWNER OCC	CONDO	360	90.00
5358874	74511635	SANCHEZ	2921 FAULKNER PLACE	KENSINGTON	MD	20895	OWNER OCC	SFR	360	80.00
5358890	74511650	HEIN	408 W ANDERSON COURT	CROWN POINT	IN	46307	OWNER OCC	SFR	360	95.00
5358932	74511692	CLIPPARD	1440 HAMLET ST	COLUMBUS	OH	43201	NON OWNER	2-4 UNITS	360	80.00
5358957	74511718	WRAY	750 WILLOW WAY	PRINCE FREDERICK	MD	20678	OWNER OCC	SFR	360	55.00
5358973	74511734	LOWE	13309 TIMBERCREST RD	FOUNTAIN	FL	32438	OWNER OCC	MANUMOBL	360	50.00
5358981	74511742	MEYER	22378 HIGHWAY 34	GREELEY	CO	80631	OWNER OCC	SFR	360	30.00
5359021	74511783	NGUYEN	8290-8292 3RD STREET	SAN FRANCISCO	CA	94124	OWNER OCC	2-4 UNITS	360	80.00
5359047	74511809	LOPEZ	1352-1354 MONTEREY STREET	RICHMOND	CA	94804	OWNER OCC	2-4 UNITS	360	62.00
5359062	74511825	DAVIDSON	1324 JENNINGS PARK WAY	SANTA ROSA	CA	95403	NON OWNER	SFR	360	70.00
5359070	74511833	ALMAZAN	132 COUNTY ROAD 247	GEORGETOWN	TX	78628	OWNER OCC	MANUMOBL	360	85.00
5359112	74511874	GIBSON	16502 BARKER MARSH DR	CYPRESS	TX	77429	OWNER OCC	SFR	360	76.92
5359120	74636305	FOGLE III	23741 EMERALD TRAIL	DEER TRAIL	CO	80105	OWNER OCC	SFR	360	80.00
5359138	74511890	ZAKARIA	8100 LEONORA ST #E-1	HOUSTON	TX	77061	OWNER OCC	CONDO	360	80.00
5359146	74511908	RODRIGUEZ	4821 W WARWICK AVE	CHICAGO	IL	60641	OWNER OCC	2-4 UNITS	360	80.00
5359179	74511932	GONZALES	1685 HOME STREET	DENVER	CO	80220	OWNER OCC	SFR	360	80.00
5359211	74511973	BRADY	15501 LAND RD	HICKORY CORNERS	MI	49060	OWNER OCC	SFR	360	85.00
5359229	74511981	FORBES	58141 HATHORN ROAD	COQUILLE	OR	97423	OWNER OCC	SFR	360	90.00
5359260	74512021	MARQUEZ	1627 W 25TH STREET	ODESSA	TX	79763	OWNER OCC	SFR	360	85.00
5359294	74512054	REYES	7221 DUNMORE PLACE	RANCHO CUCAMONGA	CA	91739	OWNER OCC	SFR	360	85.00
5359328	74512070	GRANADOS DE G	3080 S VALENTIA STREET	DENVER	CO	80231	OWNER OCC	SFR	360	78.67
5359336	74512088	HAYES	908 GUNTER AVENUE	GUNTERSVILLE	AL	35976	OWNER OCC	SFR	360	80.00
5359351	74512104	BUCHHORN	1650 YUCCA PARK	SCHERTZ	TX	78154	OWNER OCC	PUD	360	80.00
5359369	74512112	NELSON	62710 400TH STREET	FRANKLIN	MN	55333	2ND HOME	SFR	360	75.00
5359385	74512138	BALDERAS	1949 ROSEDAL DR	BROWNSVILLE	TX	78521	OWNER OCC	SFR	360	80.00
5359401	74512153	RESURRECCION	5521 PANAMA DRIVE	BUENA PARK	CA	90620	OWNER OCC	SFR	360	90.00
5359427	74512179	BOOTH	908 N TRUMBULL	CHICAGO	IL	60651	OWNER OCC	SFR	360	85.00
5359443	74512195	MOSES SR	2435 2437 78TH AVENUE	OAKLAND	CA	94605	OWNER OCC	2-4 UNITS	360	80.00
5359476	74512229	TURNER	1013 EASTWOOD DRIVE	MT PLEASANT	TX	75455	OWNER OCC	SFR	360	80.00
5359518	74512260	CARTER	8201 CAMINO COLEGIO UNIT 112	ROHNERT PARK	CA	94928	OWNER OCC	CONDO	360	80.00
5359534	74512286	POKRYWKA	353 VALLEY ROAD	LANGHORNE	PA	19047	OWNER OCC	SFR	360	80.00
5359542	74512294	SHAPAN	34 52 45TH ST	WOODSIDE	NY	11377	OWNER OCC	2-4 UNITS	360	80.00
5359567	74512310	PRICE	8201 CAMINO COLEGIO #168	ROHNERT PARK	CA	94928	OWNER OCC	CONDO	360	80.00
5359617	74512351	BUSSERT	8 GREENWOODS DRIVE	BERKELEY SPRINGS	WV	25411	OWNER OCC	SFR	360	80.00
5359625	74512369	MALLERY	2701 TRUXILLO STREET	HOUSTON	TX	77004	OWNER OCC	SFR	360	80.00
5359633	74512377	RAMIREZ	445 SAGUA LA GRANDE AVE	BROWNSVILLE	TX	78526	NON OWNER	SFR	180	54.46
5359641	74512385	SCHRIVER	11630 SHOEMAKER AVENUE	WHITTIER	CA	90605	NON OWNER	SFR	360	70.00
5359666	74512401	LANGERS	3432 HUFF LANE	SEVIERVILLE	TN	37876	OWNER OCC	MANUMOBL	360	78.65
5359708	74512443	GARRICKS	10875 TRAES BEND DR	HOUSTON	TX	77071	OWNER OCC	SFR	360	80.00
5359716	74512450	CROFT	31508 53RD ST EAST	ASHFORD	WA	98304	OWNER OCC	SFR	360	80.00
5359724	74512468	NOBLE	270 PINE STREET	SAN ANDREAS	CA	95249	OWNER OCC	SFR	360	73.17
5359757	74512492	GALLOWAY	1173 FLORIDA AVENUE	RICHMOND	CA	94804	OWNER OCC	SFR	360	80.00
5359765	74512500	RIVERA	4575 GENOA STREET	DENVER	CO	80249	OWNER OCC	SFR	360	80.00
5359815	74512559	CRUISE	8443 N 38TH AVENUE	PHOENIX	AZ	85051	OWNER OCC	SFR	360	90.00
5359823	74512567	AARON	11050 WENDING LANE	LEAVENWORTH	WA	98826	OWNER OCC	SFR	360	80.00
5359864	74512608	PEARSON	5780 HACIENDA AVE	GLENEDEN BEACH	OR	97388	OWNER OCC	PUD	360	78.32
5359872	74512617	NORKAITIS	2408 MILWAUKEE STREET	CLARKS SUMMIT	PA	18411	OWNER OCC	SFR	180	90.00
5359880	74512625	MALONEY	530 N DEER DRIVE	OTIS	OR	97368	OWNER OCC	SFR	360	55.56
5359898	74512633	TEMPLIN	4922 196TH PL NE	ARLINGTON	WA	98223	OWNER OCC	SFR	360	49.53
5359922	74512668	MARBA	11970 CRESCENT DRIVE	GRASS VALLEY	CA	95945	OWNER OCC	MANUMOBL	360	74.00
5359948	74512682	SANDERS	6947 22ND STREET	RIO LINDA	CA	95673	OWNER OCC	SFR	360	75.56
5359955	74512690	BRADY	409 MARSALLA DRIVE	FOLSOM	CA	95630	OWNER OCC	SFR	360	75.00
5359971	74512716	PAEZ	4548 ELK COURT	ANTIOCH	CA	94531	OWNER OCC	SFR	360	90.00
5360003	74512740	CAIN	10585 TYLER FOOTE RD	NEVADA CITY	CA	95959	OWNER OCC	SFR	360	80.00
5360037	74512773	MERCADO	1295 MARIAN WAY	PETALUMA	CA	94954	OWNER OCC	SFR	360	80.00
5360078	74512815	LEE	1454 BEL AIR DRIVE	CONCORD	CA	94521	OWNER OCC	SFR	360	80.00
5360094	74512831	HERNANDEZ	3405 GADS HILL STREET	SANTA ROSA	CA	95401	OWNER OCC	PUD	360	80.00
5360144	74512880	ACEVEDO SR	2725 BAUTISTA STREET	ANTIOCH	CA	94509	OWNER OCC	SFR	360	80.00
5360177	74512914	DURHAM	433 ADELITE AVE	DAYTON	OH	45406	NON OWNER	SFR	360	70.00
5360193	74512930	AYALA JR	936 168TH AVE NE	BELLEVUE	WA	98008	OWNER OCC	SFR	360	80.00
5360201	74512948	REED	13175 HUBER ROAD	BENTONVILLE	AR	72712	OWNER OCC	SFR	360	85.00
5360243	74512971	WELCH	2044 HEIBURN DRIVE SE	ATLANTA	GA	30316	NON OWNER	SFR	360	60.00
5360292	74513029	COY	17630 HIGHLAND VIEW DR	ARLINGTON	WA	98223	OWNER OCC	SFR	360	85.00
5360318	74513045	ROBERTS	3535 POPLAR STREET	EUGENE	OR	97404	OWNER OCC	SFR	360	90.00
5360359	74513086	CERALLO	204 PEREIRA AVE	TRACY	CA	95376	OWNER OCC	SFR	360	60.00
5360367	74513094	THOMPSON	420 CEDAR CANYON CIRCLE	GALT	CA	95632	OWNER OCC	SFR	360	85.00
5360383	74513110	RUOTOLO	2322 BLUEJAY WAY	LODI	CA	95240	OWNER OCC	SFR	360	65.00
5360409	74513136	RICCIO	14225 LORA DRIVE #77	LOS GATOS	CA	95032	NON OWNER	CONDO	360	80.00
5360425	74513151	IRION	20878 HEKEKE LN	MI WUK VILLAGE	CA	95346	NON OWNER	SFR	360	70.00
5360441	74513169	NAVARRO	7068 TRISTAN CIRCLE	STOCKTON	CA	95210	OWNER OCC	SFR	360	90.00
5360458	74513177	CORDOVA	1520 RIDGE ROAD	MOKELUMNE HILL	CA	95245	OWNER OCC	SFR	360	60.00
5360466	74513185	BENHAM	3047 W DEER CREEK TRAIL	HIGHLANDS RANCH	CO	80129	OWNER OCC	PUD	360	80.00

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
[W] Washington Mutual

7.379	WA Rate	11,785	Loan Count
353.77	WA Rterm	$ 2,300,000,305.17	Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV
5360508	74513227	FORBUS	960 FITZGERALD STREET	SALINAS	CA	93906	OWNER-OCC	SFR	360	[illegible]	[illegible]
5360516	74513235	MALHI	1602 MICHELLE DRIVE	YUBA CITY	CA	95993	OWNER-OCC	SFR	360	[illegible]	[illegible]
5360532	74513250	WHITE	2479 68TH AVENUE	OAKLAND	CA	94605	OWNER-OCC	SFR	360	[illegible]	[illegible]
5360540	74513268	FERNANDES	1131 CORNUCOPIA PLACE	TRACY	CA	95377	NON OWNER	SFR	360	[illegible]	[illegible]
5360573	74513292	COLLAZO	1418 CLARK AVENUE	YUBA CITY	CA	95991	OWNER-OCC	SFR	180	[illegible]	[illegible]
5360599	74513318	GARCIA	10417 JACKSON AVENUE	LEMOORE	CA	93245	OWNER-OCC	SFR	360	[illegible]	[illegible]
5360615	74513334	FLORES	1600 27TH AVENUE	OAKLAND	CA	94601	OWNER-OCC	SFR	360	[illegible]	[illegible]
5360623	74513342	CUEVAS	5153 W MCDILL AVE	CHICAGO	IL	60639	OWNER-OCC	2-4 UNITS	360	85.00	0.00
5360631	74513359	POOL	2659 DORAY CIRCLE	MONROVIA	CA	91016	OWNER-OCC	CONDO	360	79.55	0.00
5360649	74513367	AMEZCUA JR	546 SKALL DRIVE	SAN JOSE	CA	95111	OWNER-OCC	SFR	360	39.41	0.00
5360656	74513375	VILLA	114 PRIMROSE DR	SALINAS	CA	93906	OWNER-OCC	SFR	360	80.00	100.00
5360706	74513425	MEZA	1945 104TH AVENUE	OAKLAND	CA	94603	OWNER-OCC	SFR	360	80.00	100.00
5360722	74513441	JOHNSON	2083 WOLLAM STREET	LOS ANGELES	CA	90065	NON OWNER	SFR	360	80.00	0.00
5360789	74513508	ENRIQUEZ	185 EAGLE LAKE LOOP ROAD	WINTER HAVEN	FL	33880	OWNER-OCC	MANU/MOBIL	360	80.00	0.00
5360839	74513557	HILL	317 BARBARA LANE	DALY CITY	CA	94015	OWNER-OCC	CONDO	360	80.00	100.00
5360854	74513573	BONE	2524 W ROBINWOOD DRIVE	BENTON	AR	72015	NON OWNER	SFR	360	75.00	0.00
5360888	74513607	MCCALLA	31 TIMBER TRAIL	SUFFERN	NY	10901	OWNER-OCC	SFR	360	73.57	0.00
5360856	74513615	SULLIVAN	2479 REDWOOD PL	COLUMBUS	OH	43211	NON OWNER	SFR	360	80.00	0.00
5360979	74513656	PALISWAT	57473 NEW CUT ROAD	SHADYSIDE	OH	43947	OWNER-OCC	SFR	360	90.00	0.00
5361019	74513730	GONZALEZ	5751 TOWNSEND CT	RIVERBANK	CA	95367	OWNER-OCC	SFR	360	80.00	100.00
5361134	74623232	GONZALEZ	1808 RIGOLETTO DR	SAN JOSE	CA	95122	OWNER-OCC	SFR	360	80.00	100.00
5361159	74513870	MONTES	1600 KLAMATH RIVER DRIVE	RANCHO CORDOVA	CA	95670	OWNER-OCC	SFR	360	80.00	100.00
5361175	74513898	LEVINE	1190 TIVOLI LANE 212	SIMI VALLEY	CA	93065	OWNER-OCC	CONDO	360	80.00	0.00
5361191	74513912	IBARRA	788 DELMAS AVENUE	SAN JOSE	CA	95125	OWNER-OCC	SFR	360	80.00	100.00
5361225	74513946	REGAN	11449 CLEVELAND AVENUE	OAKDALE	CA	95361	NON OWNER	SFR	360	69.44	0.00
5361233	74513953	RESENDIZ	2416 SNAPDRAGON CT	MODESTO	CA	95355	OWNER-OCC	SFR	360	85.00	0.00
5361266	74513987	CLAY	5737 WHITNEY AVE	CINCINNATI	OH	45227	OWNER-OCC	SFR	360	85.00	0.00
5361274	74513995	CHIH	12227 47TH AVE SOUTH	SEATTLE	WA	98178	OWNER-OCC	SFR	360	80.00	100.00
5361316	74514035	FETENE	11909 SE 206TH STREET	KENT	WA	98031	OWNER-OCC	SFR	180	59.44	0.00
5361324	74514043	OCHOA	637 JACKSON STREET	STOCKTON	CA	95206	OWNER-OCC	SFR	360	60.00	0.00
5361340	74514068	TUNGOL	4442 ALAMO STREET	UNION CITY	CA	94587	OWNER-OCC	CONDO	360	80.00	100.00
5361373	74514092	BLACK	1837 105TH AVENUE	OAKLAND	CA	94603	OWNER-OCC	SFR	360	80.00	100.00
5361369	74514118	SAPREEM	5708 NATOMA CIRCLE	STOCKTON	CA	95219	OWNER-OCC	SFR	360	80.00	94.99
5361407	74514126	SILVA	3156 FLORENCE COURT	SAN JOSE	CA	95127	OWNER-OCC	SFR	360	75.00	0.00
5361415	74514134	PHILLIPS	2708 BARDWELL WEST RD	MOUNT ORAB	OH	45154	OWNER-OCC	MANU/MOBIL	360	85.00	0.00
5361431	74514159	HOWARD	15836 VIA RIVERA	SAN LORENZO	CA	94580	OWNER-OCC	SFR	360	80.00	0.00
5361449	74514167	WORKMAN	13876 SARATOGA	DETROIT	MI	48205	OWNER-OCC	SFR	360	60.00	85.00
5361480	74514209	EDWARDS	1732 W 106TH STREET	LOS ANGELES	CA	90047	OWNER-OCC	SFR	360	85.00	0.00
5361498	74514217	ARCE JR	2507 N LINDER AVE	CHICAGO	IL	60639	OWNER-OCC	SFR	360	85.39	0.00
5361506	74514225	HUSMAN	20200 LAM LANE	N FORT MYERS	FL	33917	OWNER-OCC	MANU/MOBIL	360	80.00	0.00
5361563	74514282	TAYLOR	601 RIDGEGLEN WAY	HIGHLANDS RANCH	CO	80126	OWNER-OCC	PUD	360	85.00	0.00
5361580	74514308	OAKES JR	304 VALLEY BROOK ROAD	HIXSON	TN	37343	OWNER-OCC	SFR	360	90.00	95.00
5361654	74514373	MALONE	14226 ANITA MARIE LANE	AUSTIN	TX	78728	OWNER-OCC	SFR	360	85.00	0.00
5361662	74514381	WEST	7711 S HARVARD BOULEVARD	LOS ANGELES	CA	90047	NON OWNER	SFR	360	73.02	0.00
5361670	74514399	ARELLANO	721 BROOKHAVEN DRIVE	ROYSE CITY	TX	75189	OWNER-OCC	SFR	360	65.00	0.00
5361688	74514407	PITTMAN	914 N VAN BUREN STREET	SAN ANGELO	TX	76501	OWNER-OCC	SFR	360	73.17	100.00
5361704	74514423	HASKINS	1111 W CALLE TUBERIA	CASA GRANDE	AZ	85222	NON OWNER	SFR	360	80.00	0.00
5361720	74514449	FORD	4101 RUTGERS AVENUE	CHARLOTTE	NC	28206	OWNER-OCC	SFR	360	85.00	0.00
5361746	74514464	RICH	N 12077 STEVENSON RD	WAUSAUKEE	WI	54177	OWNER-OCC	SFR	360	87.50	0.00
5361753	74514472	BIAS JR	4408 MOUNT VERNON DRIVE	AUSTIN	TX	78745	OWNER-OCC	SFR	360	85.00	0.00
5361787	74514506	STEWART	265 STUYVESANT RD	TEANECK	NJ	7666	NON OWNER	SFR	360	60.00	0.00
5361879	74514548	KOBASHIGAWA	205 TERRA COTA	LAKE ELSINORE	CA	92530	OWNER-OCC	SFR	360	80.00	99.99
5361845	74514563	PHILLIPS	1113 STANTON ST	MARINETTE	WI	54143	OWNER-OCC	SFR	360	80.00	0.00
5361886	74514605	VONVILLE	4308 GUMWOOD CIRCLE	MCALLEN	TX	78501	OWNER-OCC	SFR	360	80.00	0.00
5361951	74514670	HASKINS	1216 E SUPERIOR COURT	CASA GRANDE	AZ	85222	NON OWNER	SFR	360	80.00	0.00
5361977	74514698	YEE	20111 BLACK CANYON DRIVE	KATY	TX	77450	OWNER-OCC	PUD	360	90.00	0.00
5362009	74514720	HERRERA	5000 W 12TH LANE	HIALEAH	FL	33012	OWNER-OCC	CONDO	180	85.00	0.00
5362017	74514738	WHITTAKER	2118 18TH STREET	LAKE CHARLES	LA	70601	OWNER-OCC	SFR	180	85.00	0.00
5362025	74514746	ARIAS	9508 FLOWER AVE	SILVER SPRING	MD	20910	OWNER-OCC	SFR	360	80.00	0.00
5362082	74514803	MACHACEK	1508 GLEN WILLOW COVE	ROUND ROCK	TX	78681	OWNER-OCC	SFR	360	80.00	100.00
5362090	74514811	YOUNG	2700 QUAIL CREEK LOOP	KINGSLAND	TX	78639	OWNER-OCC	MANU/MOBIL	360	80.00	95.00
5362108	74514829	HASKINS	1374 W ROSE PLACE	CASA GRANDE	AZ	85222	NON OWNER	SFR	360	80.00	0.00
5362132	74514852	PEREZ	2703 CHANNING CIRCLE	AUSTIN	TX	78745	OWNER-OCC	SFR	360	80.00	100.00
5362215	74514936	DESMARAIS	12804 S MAY	CALUMET CITY	IL	60409	OWNER-OCC	SFR	360	95.00	0.00
5362231	74514951	LANDON	1004 S EAST STREET	VALLEY	NE	68064	OWNER-OCC	SFR	360	80.00	100.00
5362249	74514969	WEAVER	25 LAKEVIEW DRIVE	BLACK HAWK	CO	80422	NON OWNER	SFR	360	80.00	0.00
5362306	74515024	TREI	26075 SERRANO COURT	LAKE FOREST	CA	92630	OWNER-OCC	CONDO	360	75.68	0.00
5362349	74515065	KERSEY	11801 GARDEN MEADOW DRIVE	AUSTIN	TX	78725	OWNER-OCC	MANU/MOBIL	360	65.00	100.00
5362371	74515099	GRAYSON	2181 LAUREL AVE	HANOVER PARK	IL	60133	OWNER-OCC	SFR	360	90.00	0.00
5362389	74515107	CASTRO	11422 HERB STREET	SOUTH EL MONTE	CA	91733	OWNER-OCC	SFR	360	61.65	0.00
5362421	74515149	BARBER	646 N LAUREL	CHICAGO	IL	60644	OWNER-OCC	2-4 UNITS	360	80.00	100.00
5362439	74515156	MILLS	1658 E 85TH STREET	CHICAGO	IL	60617	NON OWNER	2-4 UNITS	360	85.00	0.00
5362447	74515164	GARZA	3603 CONSTITUTION DRIVE	LAGO VISTA	TX	78645	OWNER-OCC	SFR	360	80.00	100.00
5362462	74515180	KING	509 E NORTH B STREET	GAS CITY	IN	46933	OWNER-OCC	SFR	360	65.00	100.00
5362488	74515206	WHITE	5874 N SABLE CIRCLE	MARGATE	FL	33063	OWNER-OCC	PUD	360	80.00	100.00
5362546	74515255	OLIVA	1681 SIXTH STREET	POMONA	CA	91766	OWNER-OCC	SFR	360	76.56	0.00
5362579	74515263	DAVIS	4317 W ELK RIM ROAD	SOUTH JORDAN	UT	84095	OWNER-OCC	SFR	360	95.00	0.00
5362595	74515305	FERRIER	6374 LOBELIA DRIVE SW	MABLETON	GA	30126	NON OWNER	SFR	360	75.00	0.00
5362603	74515313	RODARTE	3816 CONNIE AVENUE	LAS VEGAS	NV	89115	OWNER-OCC	SFR	360	80.00	100.00
5362629	74515339	GOMEZ	12913 WILSHIRE DRIVE	WHITTIER	CA	90602	OWNER-OCC	SFR	360	60.00	0.00
5362660	74515370	KENNERLY	213 POTTER DRIVE	JAMESTOWN	NC	27282	OWNER-OCC	SFR	360	90.00	0.00
5362678	74515388	COLEMAN	108 AMOS STREET	BATESBURG	SC	29006	OWNER-OCC	SFR	360	65.00	0.00
5362694	74515404	FAHN	646 MEADOWDALE DRIVE	ROMEOVILLE	IL	60446	OWNER-OCC	PUD	360	90.00	0.00
5362710	74515420	JOHNSON	10713 CALWAY BAY DRIVE	BAKERSFIELD	CA	93311	OWNER-OCC	SFR	360	80.00	100.00
5362736	74515446	BANKS	6003 SPRUCE STREET	PHILADELPHIA	PA	19139	OWNER-OCC	SFR	360	80.00	100.00
5362785	74515495	JONES	15786 E 13TH PLACE	AURORA	CO	80011	NON OWNER	CONDO	360	79.05	0.00
5362793	74515503	RICHARDSON	191 CORNER OAKS	ST PAULS	NC	28384	OWNER-OCC	MANU/MOBIL	360	80.00	100.00
5362801	74515511	DELONG	2005 BASELINE ROAD	AUGUSTA	MI	49012	OWNER-OCC	SFR	360	79.49	0.00
5362835	74515545	HARMON	4809 PRIMROSE CIRCLE	MARYVILLE	TN	37804	OWNER-OCC	MANU/MOBIL	360	85.00	100.00
5362918	74515628	VLANTIG	18654 VISTA DE CANNON #B	SANTA CLARITA	CA	91321	OWNER-OCC	CONDO	360	80.00	0.00
5362926	74515636	KEARIS	6943 POST RD	MONTAGUE	MI	49437	OWNER-OCC	SFR	360	85.00	0.00
5362934	74515644	BERROSPI	15825 SW 8 PLACE	PEMBROKE PINES	FL	33027	OWNER-OCC	CONDO	360	90.00	0.00
5362975	74515685	HUFFMAN	6360 STONEHENGE AVENUE	CONNELLY SPRINGS	NC	28612	OWNER-OCC	SFR	360	80.00	0.00
5362983	74515693	FOSSETT	15307 CABELL AVENUE	BELLFLOWER	CA	90706	OWNER-OCC	SFR	360	69.55	0.00
5362991	74515701	FLORES	2262 PASADENA AVENUE	LONG BEACH	CA	90806	OWNER-OCC	SFR	360	65.00	0.00
5363049	74515750	HERNANDEZ	3819 POMEROY AVE	LOS ANGELES	CA	90063	OWNER-OCC	2-4 UNITS	360	80.00	100.00
5363064	74515776	APONTE	10643 MILWAUKEE STREET	NORTHGLENN	CO	80233	OWNER-OCC	PUD	360	90.00	0.00
5363072	74515784	STANTON	1151 LINDBERGH STREET	WYANDOTTE	MI	48192	OWNER-OCC	SFR	360	88.24	0.00
5363106	74515818	ROSELLO	11321 LAKEVIEW DR #2	CORAL SPRINGS	FL	33071	OWNER-OCC	CONDO	360	85.00	0.00
5363122	74515834	PETERSON	42951 WILLOW WEST COURT	LANCASTER	CA	93536	OWNER-OCC	SFR	360	80.00	0.00
5363148	74515859	RUIZ	10601 5TH STREET	HESPERIA	CA	92345	OWNER-OCC	SFR	360	80.00	100.00
5363163	74515875	NORRIS	45667 MORNINGSIDE	CANTON	MI	48187	OWNER-OCC	SFR	360	65.00	0.00
5363171	74515883	CRESPI	1338 HARRIS AVENUE	CAMARILLO	CA	93010	OWNER-OCC	SFR	360	39.29	0.00
5363189	74515891	TAPIA	25 LONG GREEN CT	SILVER SPRING	MD	20906	OWNER-OCC	SFR	360	80.00	0.00
5363213	74515925	HILL	6869-F OLD FAIRGROUND ROAD	BENSON	NC	27504	OWNER-OCC	MANU/MOBIL	360	80.00	100.00
5363221	74516147	TORNA	364 PETIS STREET	VALLEJO	CA	94591	OWNER-OCC	SFR	360	80.00	100.00
5363262	74516162	WILLIS	1638 SUNSHINE COURT	OAKLAND	CA	94621	NON OWNER	SFR	360	70.00	0.00
5363270	74516170	MEZA	918 7TH STREET	RICHMOND	CA	94801	OWNER-OCC	SFR	360	90.00	0.00
5363296	74515998	VALENZUELA	9348 MEADOW STREET	RANCHO CUCAMONGA	CA	91730	OWNER-OCC	SFR	360	80.00	100.00
5363338	74516006	MIRELES	1410 N GROVE AVENUE	ONTARIO	CA	91764	OWNER-OCC	SFR	360	80.95	0.00
5363346	74516014	CHAVARRIA	24910 EUCALYPTUS AVENUE	MORENO VALLEY	CA	92553	OWNER-OCC	SFR	360	80.00	100.00
5363353	74516022	RAM	44319 BENALD STREET	LANCASTER	CA	93535	NON OWNER	SFR	180	80.00	0.00
5363387	74516055	RODRIGUEZ	6866 DAVILA DR	CORONA	CA	92883	OWNER-OCC	SFR	360	75.00	0.00
5363395	74516063	PHIFFER	451 NORTH FERN STREET	ORANGE	CA	92867	OWNER-OCC	SFR	360	80.00	100.00
5363403	74516071	JUAREZ	14851 MULBERRY DR #117	WHITTIER	CA	90604	OWNER-OCC	CONDO	360	78.79	0.00
5363445	74516136	MIRANDA	1116 W HOLLAND AVENUE	FRESNO	CA	93705	OWNER-OCC	SFR	360	80.00	0.00
5363460	74516212	KATZ	101 ORCHARD PLACE	BATTLE CREEK	MI	49015	OWNER-OCC	SFR	360	90.00	0.00
5363510	74516261	HENNESSY	3040 COUNTY HIGHWAY 107	AMSTERDAM	NY	12010	OWNER-OCC	SFR	360	50.00	0.00
5363569	74516311	MARTINEZ	2158 DAYBREAK DRIVE	ORLANDO	FL	32825	OWNER-OCC	PUD	360	82.94	0.00
5363583	74516337	LOVE	1700 N TRAVIS AVE	CLEVELAND	TX	77327	OWNER-OCC	SFR	360	80.00	0.00
5363593	74516345	MENEGATTI	591 COUNTY ROAD 315	WALSENBURG	CO	81089	OWNER-OCC	SFR	360	80.00	0.00
5363631	74516357	HORTON	399 MAYS BEND DRIVE	PELL CITY	AL	35128	OWNER-OCC	SFR	360	90.00	0.00
5363643	74516394	MOORE	1227 OAKLAHOMA ST	GARY	IN	46403	NON OWNER	SFR	360	80.00	100.00
5363684	74516436	FLAMENCO	714 W 30TH STREET	LOS ANGELES	CA	90044	OWNER-OCC	SFR	180	73.13	0.00
5363692	74516444	GOERLITZ	400 PARK AVENUE	FOX RIVER GROVE	IL	60021	OWNER-OCC	SFR	360	80.00	0.00
5363817	74516568	HALL	7103 ENSWORTH	HOUSTON	TX	77016	OWNER-OCC	SFR	360	74.29	0.00
5363825	74516576	BONURA	304 TRAILRIDGE DRIVE	CEDAR PARK	TX	78613	OWNER-OCC	PUD	360	80.00	100.00

LBMLT 2003-4 CLSG MLS 070803 w WA & Totals
7/16/2003 4:41 PM

Prepared by: Ryan Ostrander
Sr. Risk Ops Analyst
LBMC Capital Markets

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.379 WA Rate
353.77 WA Rterm
11,795 Loan Count
$ 2,300,000,305.17 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5363858	74516600	CREEL	9607 ANDERSEN	CLEVELAND	OH	44105	NON OWNER	SFR
5363866	74516618	CARDONA	18745 BARBEE ST	FONTANA	CA	92336	OWNER-OCC	SFR
5363874	74516626	RAY	152 TODDS CREEK ROAD	CENTRAL	SC	29630	OWNER-OCC	SFR
5363890	74516642	CORNSTUBBLE	1802 DALLAS PLACE	JOLIET	IL	60433	OWNER-OCC	SFR
5363924	74516675	BATES	3630 ZENOBIA STREET	DENVER	CO	80212	OWNER-OCC	SFR
5363932	74516683	MEADOWS	2041 N 8TH STREET	GRAND JUNCTION	CO	81501	OWNER-OCC	SFR
5363965	74516717	ASHHURST	298 DARTMOUTH LANE	GRAND JUNCTION	CO	81503	OWNER-OCC	SFR
5363973	74516725	BEASLEY	292 LEMON STREET	CANTON	GA	30114	OWNER-OCC	SFR
5364005	74516758	JACKSON	1639 MARYLAND DRIVE	ALBANY	GA	31707	OWNER-OCC	SFR
5364039	74516782	BORROMEO	7590 SILVER STREET	BUENA PARK	CA	90620	OWNER-OCC	SFR
5364047	74516790	MASON	2701 CR 347	EARLY	TX	76802	OWNER-OCC	SFR
5364070	74516824	REESE	821 NILES ROAD	BOAZ	AL	35957	OWNER-OCC	SFR
5364088	74516840	OLSEN	69331 E COUNTY ROAD 34	BYERS	CO	80103	OWNER-OCC	MANU/MOBL
5364161	74516907	GONZALES	29120 LYNN ROAD	AGUILAR	CO	81020	OWNER-OCC	PUD
5364179	74516915	HOLLIER	2579 W VIA VERDE ROAD	RIALTO	CA	92377	OWNER-OCC	SFR
5364237	74516972	LACROSSE	4350 GILL AVENUE	DUNSMUIR	CA	96025	2ND HOME	SFR
5364245	74516980	VARGAS	308 EL CAPITAN	MANTECA	CA	95337	OWNER-OCC	SFR
5364328	74517081	KLAIBER	641 MARION PIKE	COAL GROVE	OH	45638	OWNER-OCC	SFR
5364351	74517095	EZENEKWE	1847 ABBOTTSON ST	CARSON	CA	90746	OWNER-OCC	SFR
5364393	74517137	RECHARD	5918 BASSY COURT	CITRUS HEIGHTS	CA	95621	OWNER-OCC	SFR
5364427	74517160	RODRIGUEZ	17105 BLUE BREEZE	ELMENDORF	TX	78112	OWNER-OCC	MANU/MOBL
5364435	74517178	LESLIE	1826 FRESHWATER ROAD	EUREKA	CA	95503	OWNER-OCC	SFR
5364452	74517194	JOHNSON	187 WHITEHOUSE AVENUE	ROOSEVELT	NY	11575	OWNER-OCC	SFR
5364468	74517202	COLEMAN	1821 YBARRA DR	ROWLAND HEIGHTS	CA	91748	OWNER-OCC	SFR
5364484	74517228	EGGERS	11 W HIGUERA ROAD	TULAROSA	NM	88352	OWNER-OCC	SFR
5364492	74517236	HARRISON	3130 CAMBRIDGE ROAD NO 2	CAMERON PARK	CA	95682	OWNER-OCC	SFR
5364542	74517285	WYCKOFF	65 ROSIE LANE	AGAWAM	MA	1001	OWNER-OCC	SFR
5364559	74517293	FLORES	1021 S BASS BLVD	EDINBURG	TX	78539	OWNER-OCC	SFR
5364567	74517301	BRUCE	6800 S QUINCE STREET	CENTENNIAL	CO	80112	OWNER-OCC	SFR
5364575	74517319	TRAUSTASASON	2006 BRIAR'S COURT	LACKAWAXEN	PA	18435	OWNER-OCC	PUD
5364591	74517335	EASTERLY	2899 SPEER BLVD UNIT 403	DENVER	CO	80211	OWNER-OCC	CONDO
5364625	74517368	YANEZ	1745 STRATFORD STREET	WEST COVINA	CA	91791	OWNER-OCC	CONDO
5364633	74517376	SCOTT	821 27TH AVE	SEATTLE	WA	98122	OWNER-OCC	SFR
5364641	74517384	LEWIS	2706 NW 47 TERRACE	LAUDERDALE LAKES	FL	33313	OWNER-OCC	CONDO
5364658	74517392	MEIER	6511 WINDHAM STREET	PARKER	CO	80134	OWNER-OCC	SFR
5364658	74517400	MANGALINDAN	4323 240TH STREET SE	BOTHELL	WA	98021	OWNER-OCC	SFR
5364690	74517434	ROSEBOROUGH	668 E EL CONQUISTADOR	PALM SPRINGS	CA	92262	OWNER-OCC	SFR
5364708	74517442	GAPASIN	27808 NORWICH WAY	HAYWARD	CA	94545	OWNER-OCC	SFR
5364732	74517475	OXFORD	2890 CIRCLE DR	ARNOLD	CA	95223	OWNER-OCC	SFR
5364740	74517483	TORRES JR	2109 DURHAM RD	GUILFORD	CT	6437	OWNER-OCC	SFR
5364765	74517509	DE LA MORA	560 E CORTLAND AVENUE	FRESNO	CA	93704	OWNER-OCC	SFR
5364799	74517533	SANFILIPPO	124 HIGHWAY 4	COPPEROPOLIS	CA	95228	NON OWNER	SFR
5364807	74517541	LEE	23475 HIGHWAY 20	BEND	OR	97701	OWNER-OCC	SFR
5364815	74517558	HUEZO	9 CHANSLOR AVE	RICHMOND	CA	94801	OWNER-OCC	SFR
5364831	74517574	BETTENCOURT	384 CHESTNUT STREET	LOS BANOS	CA	93635	OWNER-OCC	SFR
5364849	74517582	VENDERLEY	4131 WARSAW ST	FORT WAYNE	IN	46806	NON OWNER	SFR
5364880	74517624	MAGALLON	183 OAKLAND AVENUE	SAN JOSE	CA	95116	OWNER-OCC	SFR
5364930	74517673	SANTIVANEZ	735 OLIVE AVE #02	NOVATO	CA	94945	OWNER-OCC	CONDO
5364948	74517681	IBEY	3787 MOUNT AVE	MISSOULA	MT	59804	OWNER-OCC	SFR
5364955	74517699	RAMIREZ	104 E DUNHAM AVE	MADERA	CA	93637	NON OWNER	SFR
5365002	74517749	WILLIAMS	703 DEWITT AVENUE	CLOVIS	CA	93612	NON OWNER	SFR
5365028	74517806	KENON	4348 MIAMI DRIVE	PLANO	TX	75093	OWNER-OCC	SFR
5365077	74517814	LYTLE WELLS	14321 THORNE LANE SW	LAKEWOOD	WA	98498	OWNER-OCC	SFR
5365119	74517830	SATAR	1288 AMHERST STREET	SUPERIOR	CO	80027	OWNER-OCC	PUD
5365127	74517848	NABERT	491 HONOR LANE	POPLAR BLUFF	MO	63901	OWNER-OCC	SFR
5365143	74517863	VAN BROWN	727 BINFORD STREET	OGDEN	UT	84401	OWNER-OCC	SFR
5365176	74517897	DANIELSON	12206 EDGEWOOD AVE SW	LAKEWOOD	WA	98498	OWNER-OCC	SFR
5365192	74517913	GUSA	83-776 PACIFICA SUR	INDIO	CA	92201	OWNER-OCC	SFR
5365200	74517921	CANNON	5095 SE CR 1025	CORSICANA	TX	75109	OWNER-OCC	MANU/MOBL
5365218	74517939	CHAND	1045 CATANA TERRACE #113	UNION CITY	CA	94587	OWNER-OCC	CONDO
5365234	74517954	JAMES	67952 NEHALEM HWY NORTH	VERNONIA	OR	97064	OWNER-OCC	SFR
5365259	74517970	PALOMERA	220 BROOKSIDE COURT	SUISUN CITY	CA	94585	OWNER-OCC	SFR
5365325	74518044	HERRERA	380 JAEGER STREET	TRACY	CA	95376	OWNER-OCC	SFR
5365341	74518069	MAROOT	3125 N ARTHUR AVENUE	FRESNO	CA	93705	NON OWNER	SFR
5365358	74518077	HINOJOSA	2231 FULTON STREET	MOUNT VERNON	WA	98273	OWNER-OCC	PUD
5365366	74518085	WELLMAN	4620 GREENE AVENUE NW	ALBUQUERQUE	NM	87114	OWNER-OCC	SFR
5365382	74518101	RODRIGUEZ	7540 SHELTON WAY	SACRAMENTO	CA	95822	OWNER-OCC	SFR
5365390	74518119	POLL	18029 117TH STREET SE	SNOHOMISH	WA	98290	OWNER-OCC	SFR
5365408	74518127	MARTIN	3109 CLAY STREET	SACRAMENTO	CA	95815	OWNER-OCC	SFR
5365424	74518143	ROOS	407 SUMMIT AVE	FIRCREST	WA	98466	OWNER-OCC	SFR
5365515	74518234	KUYKENDALL	3033 SW CR 0018	CORSICANA	TX	75110	OWNER-OCC	MANU/MOBL
5365531	74518259	RIVES	302 ARBONA CIRCLE NORTH	SONORA	CA	95370	OWNER-OCC	SFR
5365564	74518283	BRINTON	86 DELL STREET #31	SEATTLE	WA	98121	OWNER-OCC	CONDO
5365572	74518291	VALERO	8908 HILLERY DRIVE	SAN DIEGO	CA	92126	OWNER-OCC	SFR
5365580	74518309	BAKER	6464 [illegible] LANE	ANDERSON	CA	96007	OWNER-OCC	SFR
5365606	74518325	WILKES	4805 CEDAR VIEW ROAD	ORLANDO	FL	32808	OWNER-OCC	SFR
5365630	74518358	ROJO	1468 MAYLAND AVENUE	LA PUENTE	CA	91746	OWNER-OCC	SFR
5365648	74518366	RAMIREZ	1222 CALHOUN ROAD	ABERDEEN	WA	98520	OWNER-OCC	SFR
5365655	74518374	ROOPCHAND	38 WILLIAMS AVENUE	CENTRAL ISLIP	NY	11722	OWNER-OCC	SFR
5365663	74518382	VENDERLEY	421 BOLTZ ST	FORT WAYNE	IN	46805	NON OWNER	SFR
5365689	74518408	COTTINGHAM	5737 GIBSON PLACE	GRANITE BAY	CA	95746	OWNER-OCC	SFR
5365713	74518432	AWAD	18270 SKYWOOD STREET	MORENO VALLEY	CA	92551	OWNER-OCC	SFR
5365721	74518440	SCHNEIDER	11917 126TH ST CT EAST	PUYALLUP	WA	98374	OWNER-OCC	SFR
5365739	74518457	JORDAN	4905 OXFORD ST	LYNCHBURG	VA	24502	OWNER-OCC	SFR
5365788	74518507	BAINS	3036 CLAY STREET	SACRAMENTO	CA	95815	NON OWNER	SFR
5365796	74518515	BAINS	3836 NATOMA WAY	SACRAMENTO	CA	95838	NON OWNER	SFR
5365804	74518523	BAINS	3832 BELDEN STREET	SACRAMENTO	CA	95838	NON OWNER	SFR
5365820	74518549	JANSEN	1333 MOONMIST DRIVE #10A	SARASOTA	FL	34242	OWNER-OCC	CONDO
5365853	74518577	MIMS	490 EDWARDS STREET	BRANCHVILLE	SC	29432	OWNER-OCC	SFR
5365861	74518580	BROWN	739 BURR ST	GARY	IN	46406	OWNER-OCC	SFR
5365879	74518598	THOMASON	5101 42ND STREET	SACRAMENTO	CA	95820	OWNER-OCC	SFR
5365887	74518606	NOWLIN	38328 GOLD HILL ROAD	RICHFIELD	NC	28137	OWNER-OCC	MANU/MOBL
5365903	74518622	ERICH	162 POPLAR ST	WILKES BARRE	PA	18702	OWNER-OCC	SFR
5365911	74518630	HANSEN	6087 OTIS ROAD	NORTH PORT	FL	34287	OWNER-OCC	SFR
5365937	74518655	ALMUETE	339 E 6TH STREET	STOCKTON	CA	95206	OWNER-OCC	SFR
5365960	74518681	NGUYEN	1451 DENTWOOD DRIVE	SAN JOSE	CA	95118	OWNER-OCC	SFR
5365978	74518697	GUTIERREZ	230 E WORTH STREET	STOCKTON	CA	95206	OWNER-OCC	SFR
5366000	74518721	BARETT	1485 136TH AVENUE	SAN LEANDRO	CA	94578	OWNER-OCC	CONDO
5366018	74518739	IBARRA	79 MARIGOLD WAY	SALINAS	CA	93905	OWNER-OCC	SFR
5366059	74518770	SHEA	65 6TH ST	EDGARTOWN	MA	2539	OWNER-OCC	SFR
5366067	74518788	FISHEL	37435 JORDAN DR	WILLOUGHBY	OH	44094	NON OWNER	SFR
5366075	74518796	WILSON	16118 INDIAN CYPRESS DRIVE	CYPRESS	TX	77429	OWNER-OCC	PUD
5366091	74518812	WING	10520 S SHEPHERD ROAD	SHEPHERD	MI	48883	OWNER-OCC	MANU/MOBL
5366109	74518820	SAMAAN	4953 NORTH F STREET	SAN BERNARDINO	CA	92407	OWNER-OCC	SFR
5366125	74518846	COUNTRYMAN	186 FOXWOOD DRIVE	CROSSVILLE	TN	38555	OWNER-OCC	MANU/MOBL
5366133	74518853	GARVIN	1115 BOURNEWOOD DRIVE	SUGARLAND	TX	77478	OWNER-OCC	PUD
5366158	74518879	HYDE	2158 DARTMOUTH AVE	COLUMBUS	OH	43219	OWNER-OCC	SFR
5366216	74518937	FISHEL	1104 WINDERMERE DR	WILLOUGHBY	OH	44094	NON OWNER	SFR
5366232	74518957	LOPEZ	3721 NORFOLK DRIVE	TRACY	CA	95377	OWNER-OCC	SFR
5366281	74519009	HOLDER	179 ESSEX STREET	BROOKLYN	NY	11208	OWNER-OCC	2-4 UNITS
5366298	74519018	YOUNG	6513-25 LACEY AVENUE	OAKLAND	CA	94605	NON OWNER	2-4 UNITS
5366349	74519059	PETERSON	1627 VALLEY QUAIL DR	RIVER FALLS	WI	54022	OWNER-OCC	SFR
5366364	74519075	ZUNIGA	819 HOPE LANE	ALBERT LEA	MN	56007	OWNER-OCC	SFR
5366372	74519083	JUAREZ	710 GLEN OAKS ROAD	THOUSAND OAKS	CA	91360	OWNER-OCC	SFR
5366380	74519091	PADDOCK	760 LOGAN ST	JANESVILLE	WI	53545	OWNER-OCC	SFR
5366406	74519117	FARLEY-PATERAS	229 DALTON STREET	VENTURA	CA	93003	OWNER-OCC	SFR
5366414	74519125	MATHIES	3429 E 98TH DRIVE	THORNTON	CO	80229	OWNER-OCC	SFR
5366448	74519158	SIZEMORE	326 MIDLAND AVE	RYE	NY	10580	OWNER-OCC	SFR
5366463	74519174	FELLOWS	78 HARRY GIBBS STREET	HARTFORD	VT	5047	OWNER-OCC	SFR
5366497	74519208	AUSTIN	3512 BAYLOR STREET	FORT WORTH	TX	76132	OWNER-OCC	SFR
5366505	74519216	CURTIS	15226 OKEECHOBEE LANE	LAKE ELSINORE	CA	92530	OWNER-OCC	SFR
5366513	74519224	MANCARELLA	3838 OSAGE STREET	DENVER	CO	80211	OWNER-OCC	SFR
5366554	74519307	D'ANGELO	218 UNION AVENUE	WOOD RIDGE	NJ	7075	OWNER-OCC	SFR
5366604	74519315	COMINGO	7718 OLD BEE CAVES ROAD	AUSTIN	TX	78735	OWNER-OCC	MANU/MOBL
5366612	74519323	MIRANDA	630 N CLEMENTINE STREET	ANAHEIM	CA	92805	OWNER-OCC	SFR
5366620	74519331	PRUETT	3022 SUNRISE BAY AVENUE	NORTH LAS VEGAS	NV	89031	OWNER-OCC	PUD
5366638	74519349	FISHEL	200 ALCOTT PL	PAINESVILLE	OH	44077	NON OWNER	SFR

LOAN NUMBER	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY P&I	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE
5363858	360	72.58	0.00	8.750	7/1/2003	6/1/2033	291.87	45,000.00	45,000.00	44,961.26	FXD	0.000	0.000	0.000	0.000	0.000	
5363866	360	80.00	100.00	7.450	6/1/2003	5/1/2033	1001.95	144,000.00	143,892.05	143,783.43	ARM	4.990	13.450	7.450	1.000	1.000	5/1/2005
5363874	360	90.00	0.00	7.550	7/1/2003	6/1/2033	1106.67	157,500.00	157,384.27	157,384.27	FXD	0.000	0.000	0.000	0.000	0.000	
5363890	180	90.00	0.00	9.650	6/1/2003	5/1/2018	758.36	72,000.00	71,730.83	71,534.90	FXD	0.000	0.000	0.000	0.000	0.000	
5363924	360	88.51	0.00	7.000	6/1/2003	5/1/2033	1896.12	285,000.00	284,768.38	284,531.40	ARM	4.250	13.000	7.000	1.000	1.000	5/1/2005
5363932	360	80.00	100.00	7.500	6/1/2003	5/1/2033	755.16	108,000.00	107,919.84	107,839.18	ARM	4.990	13.500	7.500	1.000	1.000	5/1/2005
5363965	360	82.45	100.00	8.700	6/1/2003	5/1/2033	837.35	111,312.00	111,240.79	111,168.07	ARM	4.990	14.700	8.700	1.000	1.000	5/1/2005
5363973	360	80.00	100.00	7.100	6/1/2003	5/1/2033	1231.17	183,200.00	183,052.78	182,904.65	ARM	4.990	13.100	7.100	1.000	1.000	5/1/2005
5364005	360	85.00	100.00	11.450	8/1/2003	7/1/2033	813.98	82,650.00	82,650.00	82,650.00	FXD	0.000	0.000	0.000	0.000	0.000	
5364039	360	80.00	100.00	6.750	6/1/2003	5/1/2033	1650.04	254,400.00	254,180.96	253,960.69	ARM	4.990	12.750	6.750	1.000	1.000	5/1/2005
5364047	180	67.50	0.00	10.750	7/1/2003	6/1/2018	605.31	54,000.00	53,878.44	53,878.44	FXD	0.000	0.000	0.000	0.000	0.000	
5364070	360	80.00	100.00	7.450	6/1/2003	5/1/2033	345.12	49,600.00	49,525.39	49,525.39	ARM	4.990	13.450	7.450	1.000	1.000	5/1/2005
5364088	360	80.00	0.00	6.850	6/1/2003	5/1/2033	1231.87	188,000.00	187,681.65	187,681.65	ARM	4.950	12.850	6.850	1.000	1.000	5/1/2005
5364161	360	66.67	0.00	7.950	6/1/2003	5/1/2033	365.15	50,000.00	49,931.98	49,931.98	FXD	0.000	0.000	0.000	0.000	0.000	
5364179	360	90.00	0.00	6.500	7/1/2003	6/1/2033	1370.96	216,900.00	216,900.00	216,703.92	ARM	4.250	12.500	6.500	1.000	1.000	6/1/2005
5364237	360	53.08	80.00	6.250	6/1/2003	5/1/2033	1062.12	172,500.00	172,336.32	172,171.79	ARM	4.250	12.250	6.250	1.000	1.000	5/1/2005
5364245	360	80.00	100.00	6.900	6/1/2003	5/1/2033	1011.61	153,600.00	153,471.59	153,342.44	ARM	4.990	12.900	6.900	1.000	1.000	5/1/2005
5364328	360	85.00	0.00	11.500	7/1/2003	6/1/2033	1683.5	170,000.00	170,000.00	169,945.67	ARM	5.990	17.500	11.500	1.000	1.000	6/1/2005
5364351	360	78.13	0.00	7.300	6/1/2003	5/1/2033	1713.93	250,000.00	249,806.90	249,612.63	ARM	5.750	13.300	7.300	1.000	1.000	5/1/2005
5364393	360	80.00	100.00	6.950	6/1/2003	5/1/2033	1191.51	180,000.00	179,850.99	179,701.12	ARM	4.990	12.950	6.950	1.000	1.000	5/1/2005
5364427	360	85.00	100.00	9.250	6/1/2003	5/1/2033	506.98	61,625.00	61,593.03	61,560.83	ARM	5.990	15.250	9.250	1.000	1.000	5/1/2005
5364435	360	80.00	100.00	5.850	7/1/2003	6/1/2033	1793.42	304,000.00	303,658.00	303,658.00	ARM	4.990	11.850	5.850	1.000	1.000	6/1/2005
5364452	360	74.42	0.00	6.125	8/1/2003	7/1/2033	1166.62	192,000.00	192,000.00	192,000.00	FXD	0.000	0.000	0.000	0.000	0.000	
5364468	360	60.61	0.00	6.250	6/1/2003	5/1/2033	1231.44	200,000.00	199,814.62	199,614.82	FXD	0.000	0.000	0.000	0.000	0.000	
5364484	360	90.00	0.00	7.550	6/1/2003	5/1/2033	701.94	99,900.00	99,826.60	99,752.74	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005
5364492	360	95.00	0.00	7.950	6/1/2003	5/1/2033	1300.82	178,125.00	178,004.28	177,882.72	ARM	4.250	13.950	7.950	1.000	1.000	5/1/2005
5364542	360	84.21	0.00	9.800	6/1/2003	5/1/2033	1380.53	160,000.00	159,926.14	159,851.67	ARM	5.750	15.800	9.800	1.000	1.000	5/1/2005
5364559	360	90.00	0.00	8.150	6/1/2003	5/1/2033	589.45	79,200.00	79,148.38	79,096.41	FXD	0.000	0.000	0.000	0.000	0.000	
5364567	360	80.00	0.00	11.550	6/1/2003	5/1/2033	1908.69	192,000.00	190,858.96	190,858.86	ARM	6.750	17.550	11.550	3.000	1.000	5/1/2006
5364575	180	51.85	0.00	6.375	6/1/2003	5/1/2018	604.98	70,000.00	69,532.56	69,537.56	FXD	0.000	0.000	0.000	0.000	0.000	
5364591	360	80.00	100.00	6.600	6/1/2003	5/1/2033	1594.1	249,600.00	249,378.70	249,156.16	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005
5364625	360	80.00	100.00	6.850	6/1/2003	5/1/2033	1205.66	184,000.00	183,844.65	183,688.42	ARM	4.960	12.850	6.850	1.000	1.000	5/1/2005
5364633	360	80.00	0.00	8.200	6/1/2003	5/1/2033	1674.97	224,000.00	224,000.00	223,710.41	ARM	4.990	14.200	8.200	1.000	1.000	5/1/2005
5364641	360	90.00	0.00	7.800	6/1/2003	5/1/2033	497.4	68,400.00	68,352.20	68,304.09	FXD	0.000	0.000	0.000	0.000	0.000	
5364658	360	89.88	0.00	6.500	7/1/2003	6/1/2033	1965.74	311,000.00	311,000.00	310,718.84	ARM	4.250	12.500	6.500	1.000	1.000	6/1/2005
5364658	180	80.00	0.00	5.500	6/1/2003	5/1/2018	2353.21	288,000.00	286,966.79	285,928.84	FXD	0.000	0.000	0.000	0.000	0.000	
5364690	360	70.00	0.00	9.900	7/1/2003	6/1/2033	1370.58	157,500.00	157,428.82	157,428.82	ARM	5.990	15.900	9.900	1.000	1.000	6/1/2005
5364708	360	80.00	100.00	6.600	7/1/2003	6/1/2033	1824.01	285,600.00	285,600.00	285,346.79	ARM	4.990	12.600	6.600	1.000	1.000	6/1/2005
5364732	360	75.00	0.00	7.850	6/1/2003	5/1/2033	1329.13	183,750.00	183,622.90	183,494.87	ARM	5.990	13.850	7.850	1.000	1.000	5/1/2005
5364740	360	87.91	0.00	6.900	6/1/2003	5/1/2033	1250.88	190,000.00	189,836.14	189,671.34	ARM	4.250	12.900	6.900	1.000	1.000	5/1/2005
5364765	360	80.00	100.00	6.925	6/1/2003	5/1/2033	681.41	103,200.00	103,077.78	103,027.78	ARM	4.990	12.925	6.925	1.000	1.000	5/1/2005
5364799	360	70.00	0.00	8.650	6/1/2003	5/1/2033	791.77	101,500.00	101,380.33	101,380.33	ARM	4.990	14.650	8.650	1.000	1.000	5/1/2005
5364807	360	75.00	0.00	6.400	6/1/2003	5/1/2033	2017.26	322,500.00	321,903.83	321,903.89	FXD	0.000	0.000	0.000	0.000	0.000	
5364815	360	80.00	100.00	7.300	6/1/2003	5/1/2033	1343.72	196,000.00	195,696.30	195,696.30	ARM	4.990	13.300	7.300	1.000	1.000	5/1/2005
5364831	360	90.00	0.00	7.300	6/1/2003	5/1/2033	1190.84	173,700.00	173,565.83	173,430.85	FXD	0.000	0.000	0.000	0.000	0.000	
5364849	360	70.00	0.00	8.150	8/1/2003	7/1/2033	257.89	34,650.00	34,650.00	34,650.00	ARM	5.990	14.150	8.150	1.000	1.000	7/1/2005
5364880	360	80.00	100.00	6.050	6/1/2003	5/1/2033	1494.87	248,000.00	247,755.46	247,509.69	ARM	4.990	12.050	6.050	1.000	1.000	5/1/2005
5364930	360	80.00	100.00	7.400	6/1/2003	5/1/2033	1658.95	239,600.00	239,418.58	239,236.04	ARM	4.990	13.400	7.400	1.000	1.000	5/1/2005
5364948	360	80.00	0.00	6.875	7/1/2003	6/1/2033	2102.18	320,000.00	320,000.00	319,731.15	FXD	0.000	0.000	0.000	0.000	0.000	
5364955	180	74.06	0.00	6.750	8/1/2003	7/1/2018	540.68	61,100.00	61,100.00	61,100.00	FXD	0.000	0.000	0.000	0.000	0.000	
5365002	180	75.00	0.00	6.000	7/1/2003	6/1/2018	556.95	66,000.00	65,773.05	65,773.05	FXD	0.000	0.000	0.000	0.000	0.000	
5365028	360	80.00	100.00	7.050	6/1/2003	5/1/2033	797.05	119,200.00	119,103.25	119,005.93	ARM	4.990	13.050	7.050	1.000	1.000	5/1/2005
5365077	360	85.00	0.00	7.950	6/1/2003	5/1/2033	1080.09	147,900.00	147,699.83	147,598.63	ARM	5.250	13.950	7.950	1.000	1.000	5/1/2005
5365119	360	90.00	0.00	8.900	6/1/2003	5/1/2033	2404.28	301,500.00	301,331.85	301,162.45	ARM	5.750	14.900	8.900	1.000	1.000	5/1/2005
5365127	360	80.00	0.00	7.800	6/1/2003	5/1/2033	449.2	62,400.00	62,356.40	62,312.52	ARM	5.990	13.800	7.800	1.000	1.000	5/1/2005
5365143	360	54.05	70.27	9.450	6/1/2003	5/1/2033	167.45	20,000.00	19,990.02	19,980.02	ARM	4.990	15.450	9.450	1.000	1.000	5/1/2005
5365176	360	80.00	100.00	7.250	6/1/2003	5/1/2033	652.06	95,584.00	95,509.43	95,434.41	ARM	4.990	13.250	7.250	1.000	1.000	5/1/2005
5365192	360	85.00	0.00	7.700	7/1/2003	6/1/2033	1692.43	237,380.00	237,380.00	237,210.78	FXD	0.000	0.000	0.000	0.000	0.000	
5365200	360	80.00	96.57	10.600	8/1/2003	7/1/2033	758.23	82,000.00	82,000.00	82,000.00	ARM	6.250	16.600	10.600	1.000	1.000	7/1/2005
5365218	360	80.00	100.00	6.800	7/1/2003	6/1/2033	2075.73	318,400.00	318,400.00	318,128.54	ARM	4.990	12.800	6.800	1.000	1.000	6/1/2005
5365234	360	79.99	99.97	6.800	7/1/2003	6/1/2033	370.62	56,850.00	56,801.53	56,801.53	ARM	4.990	12.800	6.800	1.000	1.000	6/1/2005
5365259	360	80.00	100.00	6.450	6/1/2003	5/1/2033	1534.24	244,000.00	243,552.94	243,552.94	ARM	4.990	12.450	6.450	1.000	1.000	5/1/2005
5365325	360	80.00	100.00	6.100	6/1/2003	5/1/2033	1367.12	225,600.00	225,379.68	225,158.24	ARM	4.990	12.100	6.100	1.000	1.000	5/1/2005
5365341	360	80.00	0.00	7.375	7/1/2003	6/1/2033	1243.22	180,000.00	180,000.00	179,863.03	FXD	0.000	0.000	0.000	0.000	0.000	
5365358	360	80.00	100.00	7.300	6/1/2003	5/1/2033	957.34	139,640.00	139,423.67	139,423.82	ARM	4.990	13.300	7.300	1.000	1.000	5/1/2005
5365366	360	90.00	0.00	6.900	6/1/2003	5/1/2033	758.71	115,200.00	115,103.69	115,006.83	ARM	4.250	12.900	6.900	1.000	1.000	5/1/2005
5365382	360	71.88	0.00	6.600	6/1/2003	5/1/2033	734.46	115,000.00	114,795.52	114,795.52	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005
5365390	360	73.66	0.00	6.375	6/1/2003	5/1/2033	942.05	151,000.00	150,719.53	150,719.53	FXD	0.000	0.000	0.000	0.000	0.000	
5365408	360	80.00	0.00	7.900	6/1/2003	5/1/2033	755.88	104,000.00	103,928.43	103,856.77	ARM	4.990	13.900	7.900	1.000	1.000	5/1/2005
5365424	360	80.00	100.00	7.800	6/1/2003	5/1/2033	964.63	134,000.00	133,906.37	133,812.13	ARM	4.990	13.800	7.800	1.000	1.000	5/1/2005
5365515	360	79.56	94.74	11.550	8/1/2003	7/1/2033	858.91	86,400.00	86,400.00	86,400.00	ARM	6.750	17.550	11.550	1.000	1.000	7/1/2005
5365531	360	80.00	100.00	6.600	6/1/2003	5/1/2033	1277.33	200,000.00	199,822.68	199,644.38	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005
5365564	360	90.00	0.00	7.050	7/1/2003	6/1/2033	1113.33	166,500.00	166,500.00	166,364.86	FXD	0.000	0.000	0.000	0.000	0.000	
5365572	360	70.27	0.00	5.625	7/1/2003	6/1/2033	1496.71	260,000.00	259,722.04	259,722.04	ARM	4.250	11.625	5.625	1.000	1.000	6/1/2005
5365580	360	90.00	0.00	8.750	7/1/2003	6/1/2033	1359.42	172,800.00	172,700.58	172,700.58	ARM	5.750	14.750	8.750	1.000	1.000	6/1/2005
5365606	360	80.00	100.00	8.500	7/1/2003	6/1/2033	599.76	78,000.00	78,000.00	77,952.74	ARM	5.990	14.500	8.500	1.000	1.000	6/1/2005
5365630	360	84.54	0.00	5.750	7/1/2003	6/1/2033	1233.32	211,350.00	211,123.13	211,123.13	ARM	4.250	11.750	5.750	1.000	1.000	6/1/2005
5365648	360	70.00	0.00	7.450	6/1/2003	5/1/2033	642.93	92,400.00	92,330.73	92,261.03	FXD	0.000	0.000	0.000	0.000	0.000	
5365655	360	80.00	100.00	7.250	7/1/2003	6/1/2033	1337.07	196,000.00	196,000.00	195,847.10	FXD	0.000	0.000	0.000	0.000	0.000	
5365663	360	70.00	0.00	8.150	8/1/2003	7/1/2033	250.07	33,600.00	33,600.00	33,600.00	ARM	5.990	14.150	8.150	1.000	1.000	7/1/2005
5365689	360	61.73	0.00	5.500	6/1/2003	5/1/2033	1419.48	250,000.00	249,726.35	249,451.45	ARM	4.250	11.500	5.500	1.000	1.000	5/1/2005
5365713	180	67.86	0.00	6.600	7/1/2003	6/1/2018	1249.18	142,500.00	142,500.00	142,034.57	FXD	0.000	0.000	0.000	0.000	0.000	
5365721	360	80.00	99.99	5.100	6/1/2003	5/1/2033	897.63	165,328.00	165,132.99	164,937.16	ARM	4.990	11.100	5.100	1.000	1.000	5/1/2005
5365739	360	90.00	0.00	8.400	6/1/2003	5/1/2033	1047.2	136,800.00	136,715.40	136,630.21	ARM	5.750	14.400	8.400	1.000	1.000	5/1/2005
5365788	360	70.00	0.00	8.150	6/1/2003	5/1/2033	755.42	101,500.00	101,078.09	101,078.09	FXD	0.000	0.000	0.000	0.000	0.000	
5365796	360	80.00	0.00	8.550	6/1/2003	5/1/2033	957.86	124,000.00	123,766.47	123,766.47	FXD	0.000	0.000	0.000	0.000	0.000	
5365804	360	70.00	0.00	8.150	6/1/2003	5/1/2033	729.37	98,000.00	97,730.57	97,730.57	FXD	0.000	0.000	0.000	0.000	0.000	
5365820	180	80.00	0.00	6.250	6/1/2003	5/1/2018	2743.76	320,000.00	318,922.91	317,840.21	FXD	0.000	0.000	0.000	0.000	0.000	
5365853	360	70.00	0.00	7.500	6/1/2003	5/1/2033	616.71	88,200.00	88,068.67	88,068.67	FXD	0.000	0.000	0.000	0.000	0.000	
5365861	360	90.00	0.00	10.950	7/1/2003	6/1/2033	358.56	37,800.00	37,786.37	37,786.37	ARM	5.750	16.950	10.950	1.000	1.000	6/1/2005
5365879	360	75.00	0.00	6.700	7/1/2003	6/1/2033	619.47	96,000.00	96,000.00	95,916.53	ARM	4.990	12.700	6.700	1.000	1.000	6/1/2005
5365887	360	85.00	0.00	9.050	7/1/2003	6/1/2033	652.64	80,750.00	80,706.35	80,706.35	ARM	5.750	15.050	9.050	1.000	1.000	6/1/2005
5365903	360	85.00	0.00	10.300	6/1/2003	5/1/2033	443.62	49,300.00	49,258.52	49,258.52	ARM	5.990	16.300	10.300	1.000	1.000	5/1/2005
5365911	360	53.94	0.00	7.350	6/1/2003	5/1/2033	719.96	104,500.00	104,420.08	104,339.67	FXD	0.000	0.000	0.000	0.000	0.000	
5365937	360	86.25	0.00	8.550	7/1/2003	6/1/2033	799.5	103,500.00	103,437.44	103,437.44	FXD	0.000	0.000	0.000	0.000	0.000	
5365960	360	63.95	0.00	7.300	6/1/2003	5/1/2033	1885.33	275,000.00	274,573.88	274,573.88	ARM	5.750	13.300	7.300	1.000	1.000	5/1/2005
5365978	360	80.00	100.00	7.300	6/1/2003	5/1/2033	745.91	108,800.00	108,715.96	108,631.41	ARM	4.990	13.300	7.300	1.000	1.000	5/1/2005
5366000	360	65.00	0.00	10.900	6/1/2003	5/1/2033	1559.83	165,100.00	164,855.61	164,730.28	ARM	6.750	16.900	10.900	1.000	1.000	5/1/2005
5366018	360	80.00	100.00	6.100	7/1/2003	6/1/2033	1565.89	258,400.00	258,147.64	258,147.84	ARM	4.990	12.100	6.100	1.000	1.000	6/1/2005
5366059	360	74.12	0.00	6.125	8/1/2003	7/1/2033	1913.98	315,000.00	315,000.00	315,000.00	FXD	0.000	0.000	0.000	0.000	0.000	
5366067	360	75.00	0.00	6.875	6/1/2003	5/1/2033	665.15	101,250.00	101,164.93	101,079.37	FXD	0.000	0.000	0.000	0.000	0.000	
5366075	360	80.00	100.00	6.350	6/1/2003	5/1/2033	567.46	91,200.00	91,095.12	91,008.69	ARM	4.950	12.350	6.350	1.000	1.000	5/1/2005
5366091	360	80.00	0.00	9.650	7/1/2003	6/1/2033	845.72	97,600.00	97,555.41	97,555.41	ARM	5.750	15.650	9.650	1.000	1.000	6/1/2005
5366109	360	74.06	0.00	5.750	7/1/2003	6/1/2033	756.32	129,600.00	129,600.00	129,464.68	FXD	0.000	0.000	0.000	0.000	0.000	
5366125	360	70.00	85.00	9.400	6/1/2003	5/1/2033	408.45	49,000.00	48,950.57	48,950.57	ARM	6.250	15.400	9.400	1.000	1.000	5/1/2005
5366133	360	70.00	0.00	10.250	6/1/2003	5/1/2033	740.18	82,600.00	82,565.36	82,530.43	FXD	0.000	0.000	0.000	0.000	0.000	
5366158	360	80.00	100.00	10.950	6/1/2003	5/1/2033	644.28	67,920.00	67,895.51	67,870.80	ARM	6.250	16.950	10.950	1.000	1.000	5/1/2006
5366216	360	70.00	0.00	7.000	6/1/2003	5/1/2033	549.54	82,600.00	82,537.29	82,464.19	FXD	0.000	0.000	0.000	0.000	0.000	
5366232	360	80.00	100.00	6.600	6/1/2003	5/1/2033	1614.53	252,800.00	252,350.51	252,350.51	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005
5366281	360	85.00	0.00	7.625	6/1/2003	5/1/2033	2105.69	297,500.00	297,067.98	297,067.98	FXD	0.000	0.000	0.000	0.000	0.000	
5366298	360	69.95	0.00	6.950	7/1/2003	6/1/2033	2431.01	367,250.00	367,250.00	366,945.98	ARM	4.960	12.950	6.950	1.000	1.000	6/1/2005
5366349	360	85.00	0.00	8.700	6/1/2003	5/1/2033	1292.28	165,010.50	164,914.57	164,817.94	ARM	5.750	14.700	8.700	1.000	1.000	5/1/2005
5366364	360	75.00	0.00	11.400	6/1/2003	5/1/2033	486.43	49,500.00	49,483.82	49,467.49	ARM	6.750	17.400	11.400	1.000	1.000	5/1/2005
5366372	360	80.00	100.00	7.250	7/1/2003	6/1/2033	1719.09	252,000.00	252,000.00	251,803.41	ARM	4.990	13.250	7.250	1.000	1.000	6/1/2005
5366380	360	85.00	0.00	11.800	7/1/2003	6/1/2033	1119.64	110,500.00	110,500.00	110,468.94	ARM	6.250	17.800	11.800	1.000	1.000	6/1/2005
5366406	360	45.45	0.00	7.750	7/1/2003	6/1/2033	1432.83	200,000.00	199,858.84	199,858.84	ARM	5.990	13.750	7.750	1.000	1.000	6/1/2005
5366414	360	78.64	0.00	5.875	6/1/2003	5/1/2033	888.61	150,220.00	150,066.84	149,912.93	ARM	4.250	11.875	5.875	1.000	1.000	5/1/2005
5366448	360	61.67	0.00	9.100	6/1/2003	5/1/2033	1850.97	228,000.00	227,755.13	227,755.13	FXD	0.000	0.000	0.000	0.000	0.000	
5366463	360	65.00	0.00	11.250	7/1/2003	6/1/2033	1231.08	126,750.00	126,750.00	126,707.20	ARM	6.750	17.250	11.250	1.000	1.000	6/1/2005
5366497	360	85.00	0.00	10.050	6/1/2003	5/1/2033	404.5	45,900.00	45,859.63	45,859.63	FXD	0.000	0.000	0.000	0.000	0.000	
5366505	360	77.07	0.00	6.500	6/1/2003	5/1/2033	998.67	158,000.00	157,713.55	157,713.55	FXD	0.000	0.000	0.000	0.000	0.000	
5366513	360	54.35	0.00	6.350	6/1/2003	5/1/2033	1555.59	250,000.00	249,533.43	249,533.43	ARM	4.990	12.350	6.350	1.000	1.000	5/1/2005
5366554	360	59.83	0.00	7.000	8/1/2003	7/1/2033	1174.28	176,500.00	176,500.00	176,500.00	FXD	0.000	0.000	0.000	0.000	0.000	
5366604	360	80.00	100.00	8.800	7/1/2003	6/1/2033	747.6	94,600.00	94,543.73	94,543.73	ARM	4.990	14.800	8.800	1.000	1.000	6/1/2005
5366612	360	22.50	0.00	9.785	6/1/2003	5/1/2033	775.56	90,000.00	89,916.30	89,916.30	FXD	0.000	0.000	0.000	0.000	0.000	
5366620	360	80.00	100.00	6.950	7/1/2003	6/1/2033	720.2	108,800.00	108,800.00	108,709.93	ARM	4.990	12.950	6.950	1.000	1.000	6/1/2005
5366638	360	70.00	0.00	7.000	6/1/2003	5/1/2033	489	73,500.00	73,439.75	73,379.15	FXD	0.000	0.000	0.000	0.000	0.000	

LOAN NUMBER	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5363858	REFI-CASH OUT	8.750	Full	AA	681	62,000.00	0	1	5/23/2003	360	6/1/2003	Group I	6 MO LIBOR	6	N
5363866	PURCHASE	7.450	Stated	A	665	185,000.00	180,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363874	REFI-CASH OUT	7.550	Full	A	638	175,000.00	0	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5363890	REFI-CASH OUT	9.650	Full	A-	523	80,000.00	0	1	4/30/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5363924	REFI-CASH OUT	7.000	Stated	AA	679	322,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363932	PURCHASE	7.500	Full	A	637	136,000.00	135,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363965	REFI-CASH OUT	8.700	Full	A	625	135,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363973	PURCHASE	7.100	Limited	A	717	230,000.00	229,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364005	PURCHASE	11.450	Full	B-	531	109,000.00	109,000	1	6/24/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5364039	PURCHASE	6.750	Full	A	633	318,000.00	318,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364047	REFI-CASH OUT	10.750	Full	B	507	80,000.00	0	1	5/8/2003	179	7/1/2003	Group I	6 MO LIBOR	6	N
5364070	PURCHASE	7.450	Stated	A	662	64,000.00	62,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5364088	REFI-CASH OUT	6.850	Stated	A	629	235,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5364161	REFI-CASH OUT	7.950	Full	A-	638	75,000.00	0	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5364179	REFI-CASH OUT	6.500	Full	AA	633	241,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5364237	PURCHASE	6.250	Stated	AA	658	325,000.00	325,000	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364245	PURCHASE	6.900	Full	A	605	192,000.00	192,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364328	REFI-CASH OUT	11.500	Full	B	474	200,000.00	0	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5364351	REFI-CASH OUT	7.300	Stated	A-	589	320,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364393	PURCHASE	6.950	Full	A	629	225,000.00	225,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364427	PURCHASE	9.250	Full	B	588	72,500.00	72,518	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364435	PURCHASE	5.850	Full	A	626	380,000.00	380,000	1	5/19/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5364452	REFI-NO CASHOUT	6.125	Stated	AA	643	258,000.00	0	1	6/10/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5364468	REFI-CASH OUT	6.250	Stated	AA	645	330,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5364484	REFI-CASH OUT	7.550	Full	A	672	111,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364492	PURCHASE	7.950	Stated	AA	652	194,000.00	187,500	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364542	REFI-CASH OUT	9.800	Full	A-	483	190,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364559	REFI-NO CASHOUT	8.150	Full	A	602	88,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364567	REFI-NO CASHOUT	11.550	Full	C	531	240,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5364575	REFI-CASH OUT	6.375	Stated	AA	631	135,000.00	0	1	4/30/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5364591	PURCHASE	6.600	Stated	A	658	312,000.00	312,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364625	PURCHASE	6.850	Stated	A	660	230,000.00	230,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364633	PURCHASE	8.200	Stated	A-	590	280,000.00	280,000	1	4/24/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5364641	REFI-CASH OUT	7.800	Stated	AA	663	76,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364658	REFI-CASH OUT	6.500	Full	AA	622	346,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5364658	REFI CASH OUT	5.500	Stated	AA	711	360,000.00	0	1	4/30/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5364690	REFI CASH OUT	9.900	Stated	B	494	225,000.00	0	1	5/30/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5364708	PURCHASE	6.600	Stated	A	623	357,000.00	357,000	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5364732	REFI-NO CASHOUT	7.850	Stated	A-	572	245,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364740	REFI-CASH OUT	6.900	Full	AA	645	218,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364765	PURCHASE	6.925	Full	A	647	132,500.00	129,000	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5364799	PURCHASE	8.650	Stated	A-	567	150,000.00	145,000	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5364807	REFI-CASH OUT	6.400	Full	A	761	430,000.00	0	1	5/7/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5364815	PURCHASE	7.300	Stated	A	712	245,000.00	245,000	1	5/7/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5364831	PURCHASE	7.300	Stated	AA	651	204,000.00	193,000	1	5/12/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364849	REFI-CASH OUT	8.150	Stated	B	571	49,500.00	0	1	6/27/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5364880	PURCHASE	6.050	Stated	A	655	310,000.00	310,000	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364930	PURCHASE	7.400	Stated	A	669	299,500.00	299,500	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364948	REFI-CASH OUT	6.875	Stated	AA	658	400,000.00	0	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5364955	REFI NO CASHOUT	6.750	Stated	AA	771	82,500.00	0	1	6/18/2003	180	7/1/2003	Group I	6 MO LIBOR	6	N
5365002	REFI-CASH OUT	6.000	Stated	AA	656	88,000.00	0	1	5/13/2003	179	7/1/2003	Group I	6 MO LIBOR	6	N
5365028	PURCHASE	7.050	Full	A	654	150,000.00	149,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365077	REFI-CASH OUT	7.950	Full	A-	664	174,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365119	REFI-CASH OUT	8.900	Full	A-	522	335,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365127	REFI-CASH OUT	7.800	Full	B	567	78,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365143	PURCHASE	9.450	Stated	A	603	37,000.00	37,000	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365176	PURCHASE	7.250	Full	A	642	120,000.00	119,480	1	5/12/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365192	PURCHASE	7.700	Limited	A	602	279,500.00	279,271	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5365200	PURCHASE	10.600	Full	B-	525	105,000.00	102,500	1	6/17/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5365218	PURCHASE	6.800	Stated	A	649	400,000.00	398,000	1	5/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5365234	PURCHASE	6.800	Full	A	642	88,000.00	71,070	1	5/23/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5365259	PURCHASE	6.450	Stated	A	675	305,000.00	305,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365325	PURCHASE	6.100	Full	A	639	282,000.00	282,000	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365341	REFI-CASH OUT	7.375	Stated	AA	709	225,000.00	0	1	5/28/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5365358	PURCHASE	7.300	Stated	A	659	175,000.00	174,550	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365366	REFI NO CASHOUT	6.900	Stated	AA	658	128,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365382	REFI-CASH OUT	6.600	Full	A-	574	160,000.00	0	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365390	REFI-CASH OUT	6.375	Stated	AA	642	205,000.00	0	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365408	REFI CASH OUT	7.900	Full	A-	518	130,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365424	PURCHASE	7.800	Stated	A	703	170,000.00	167,500	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365515	PURCHASE	11.550	Full	C	527	110,500.00	108,072	1	6/18/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5365531	PURCHASE	6.600	Full	A	715	250,000.00	250,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365564	REFI-CASH OUT	7.050	Stated	A	643	185,000.00	0	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5365572	REFI-CASH OUT	5.625	Full	AA	649	370,000.00	0	1	5/28/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5365580	REFI-CASH OUT	8.750	Full	A-	489	192,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5365606	PURCHASE	8.500	Full	B	650	98,000.00	97,500	1	5/2/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5365630	REFI-CASH OUT	5.750	Full	AA	644	250,000.00	0	1	5/9/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5365648	REFI-CASH OUT	7.450	Full	A-	560	132,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365655	PURCHASE	7.250	Stated	A	667	250,000.00	245,000	1	5/6/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5365663	REFI-CASH OUT	8.150	Stated	B	571	48,000.00	0	1	6/27/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5365689	REFI-CASH OUT	5.500	Full	AA	609	405,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365713	REFI-NO CASHOUT	6.600	Stated	A	631	210,000.00	0	1	5/16/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5365721	PURCHASE	5.100	Stated	A	742	213,000.00	206,661	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365739	REFI-CASH OUT	8.400	Full	A-	540	152,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365788	REFI-CASH OUT	8.150	Full	A	655	145,000.00	0	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365796	REFI-CASH OUT	8.550	Full	A	655	155,000.00	0	1	5/8/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365804	REFI-CASH OUT	8.150	Full	A	655	140,000.00	0	1	5/8/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365820	REFI-CASH OUT	6.250	Stated	A	705	400,000.00	0	1	4/30/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5365853	REFI-CASH OUT	7.500	Full	A	608	126,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365861	REFI-CASH OUT	10.950	Full	A-	513	42,000.00	0	1	5/5/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5365879	REFI-CASH OUT	6.700	Full	A	600	128,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5365887	REFI-NO CASHOUT	9.050	Limited	A-	552	95,000.00	0	1	5/20/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5365903	PURCHASE	10.300	Full	B	518	64,000.00	58,000	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365911	REFI-CASH OUT	7.350	Stated	AA	639	124,500.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365937	REFI-NO CASHOUT	8.550	Stated	AA	638	120,000.00	0	1	5/14/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5365960	REFI-NO CASHOUT	7.300	Full	A-	564	430,000.00	0	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365978	PURCHASE	7.300	Stated	A	642	136,000.00	136,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366000	REFI-NO CASHOUT	10.900	Full	D	563	254,000.00	0	1	5/1/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5366018	PURCHASE	6.100	Full	A	695	323,000.00	323,000	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5366059	REFI-NO CASHOUT	6.125	Stated	AA	655	425,000.00	0	1	6/2/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5366067	REFI-CASH OUT	6.875	Stated	AA	663	135,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366075	PURCHASE	6.350	Stated	A	742	117,500.00	114,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366091	REFI-CASH OUT	9.650	Full	A-	505	122,000.00	0	1	5/16/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5366109	REFI-CASH OUT	5.750	Stated	AA	654	175,000.00	0	1	5/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366125	PURCHASE	9.400	Stated	B	554	70,000.00	70,000	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5366133	REFI-NO CASHOUT	10.250	Stated	B-	529	118,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366158	PURCHASE	10.950	Full	B-	525	85,000.00	84,900	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366216	REFI-CASH OUT	7.000	Stated	AA	683	118,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366232	PURCHASE	6.600	Stated	A	681	316,000.00	316,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5366281	REFI-CASH OUT	7.625	Stated	AA	684	350,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5366298	REFI-CASH OUT	6.950	Full	A	751	525,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5366349	PURCHASE	8.700	Limited	A-	560	200,000.00	194,130	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366364	REFI-CASH OUT	11.400	Full	C	544	66,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366372	PURCHASE	7.250	Stated	A	640	315,000.00	315,000	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5366380	REFI-CASH OUT	11.800	Full	B-	500	130,000.00	0	1	5/2/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5366406	REFI-CASH OUT	7.750	Stated	B	568	440,000.00	0	1	5/29/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5366414	REFI-CASH OUT	5.875	Stated	AA	639	191,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366448	REFI-CASH OUT	9.100	Full	B	521	370,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5366463	REFI-NO CASHOUT	11.250	Full	D	523	195,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5366497	REFI-NO CASHOUT	10.050	Full	B	540	54,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5366505	REFI-CASH OUT	6.500	Stated	AA	702	205,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5366513	REFI-CASH OUT	6.350	Stated	A	784	460,000.00	0	1	5/7/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5366554	REFI-NO CASHOUT	7.000	Stated	AA	681	295,000.00	0	1	6/10/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5366604	PURCHASE	8.800	Stated	A	631	130,000.00	118,250	1	6/4/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5366612	REFI-NO CASHOUT	9.785	Full	D	544	400,000.00	0	1	5/7/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5366620	PURCHASE	6.950	Stated	A	667	136,000.00	136,000	1	6/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5366638	REFI-CASH OUT	7.000	Stated	AA	663	105,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N

LBMLT 2003-4 CL SO MLS 7/09/03 dv. MLS Total
7/10/2003, 4:46 PM

Prepared by: [illegible]
Sr. Bus. Ops. Analyst
LBMC Capital Markets

7.270 WA Rate — 11,793 Loan Count
353.77 WA Rterm — $ 2,300,806,305.17 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV
5366653	74519364	EKENHORST	13056 N ROAD	OSCEOLA	NE	68651	OWNER-OCC	SFR	360	75.00	0.00
5366661	74519372	RANKIN	1125 MADISON STREET	BRIDGEPORT	IL	62417	OWNER-OCC	MANU/MOBIL	360	65.00	0.00
5366695	74519406	TAYLOR	54 WAXWING LANE	ALISO VIEJO	CA	92656	OWNER-OCC	CONDO	360	80.00	96.00
5366729	74519430	KLEMP	14615 WIND HOLLOW CIRCLE	HOUSTON	TX	77040	OWNER-OCC	PUD	360	73.64	0.00
5366745	74519455	GONZALEZ	5449 E ROANOKE AVENUE	PHOENIX	AZ	85008	OWNER-OCC	SFR	360	80.00	100.00
5366778	74519489	MCDONOUGH	2857 S HALIFAX STREET	AURORA	CO	80013	OWNER-OCC	SFR	360	80.00	0.00
5366786	74519497	LEON	4603 DOVE CREEK COVE	AUSTIN	TX	78744	OWNER-OCC	SFR	360	80.00	100.00
5366810	74519521	HUNSBERGER	173 W RENEE DRIVE	PHOENIX	AZ	85027	OWNER-OCC	SFR	360	80.00	100.00
5366877	74519588	MURDOCK	11688 N 3800 WEST	NEOLA	UT	84053	OWNER-OCC	MANU/MOBIL	360	90.00	0.00
5366901	74519612	ZERTUCHE	16306 BLUE BREEZE	ELMENDORF	TX	78112	OWNER-OCC	MANU/MOBIL	360	80.00	100.00
5366927	74519638	HOWARD	1626 CARSWELL STREET	BALTIMORE	MD	21218	OWNER-OCC	SFR	360	85.00	0.00
5366935	74519646	DUFFY	5124 S LARAMIE AVE	CHICAGO	IL	60638	OWNER-OCC	SFR	360	75.00	0.00
5366943	74519653	MCCLINTON	8778 S EMERALD LOOP	SHREVEPORT	LA	71106	OWNER-OCC	SFR	360	53.13	0.00
5366984	74519695	CRISWELL	2935 STEWART AVE	KANSAS CITY	KS	66104	OWNER-OCC	SFR	360	65.00	0.00
5366992	74519703	AHMAD	1247 BIRCHSTONE DRIVE	MISSOURI CITY	TX	77459	OWNER-OCC	PUD	360	80.00	100.00
5367040	74519752	EADS	1331 N PARKER AVENUE	INDIANAPOLIS	IN	46218	NON OWNER	SFR	360	65.00	0.00
5367065	74519778	RODRIGUEZ	10832 DOWNEY NORWALK ROAD	NORWALK	CA	90650	OWNER-OCC	SFR	360	52.65	0.00
5367081	74519794	MILLS	3727 W 214TH PLACE UNIT 2B	MATTESON	IL	60443	NON OWNER	CONDO	360	70.00	0.00
5367107	74519810	HENRY	118 WOODLAND AVENUE	DENNISON	OH	44621	OWNER-OCC	SFR	180	93.33	0.00
5367115	74519828	RODRIGUEZ	1624 W 58TH STREET	LOS ANGELES	CA	90062	OWNER-OCC	2-4 UNITS	360	80.00	100.00
5367131	74519844	ORTIZ	14718 AVON AVENUE	LATHROP	CA	95330	OWNER-OCC	SFR	360	80.00	100.00
5367156	74519869	GORDON	2155 RAILROAD STREET	LUTCHER	LA	70071	OWNER-OCC	SFR	360	60.00	0.00
5367172	74519885	SMITH	14104 S BEVERLEY AVE	BURNHAM	IL	60633	OWNER-OCC	SFR	360	85.00	0.00
5367180	74519893	LEPPIN	1425 DOWELL DRIVE	CHILLICOTHE	MO	64601	OWNER-OCC	SFR	360	95.00	0.00
5367214	74519927	THOMAS	2323 BEEVERS AVENUE	DALLAS	TX	75216	NON OWNER	SFR	360	60.00	0.00
5367230	74519943	SACK	3049 COCOPLUM CIRCLE B	COCONUT CREEK	FL	33063	OWNER-OCC	CONDO	360	78.87	0.00
5367255	74519968	BROWN	1619 RIDGE ROAD	BIRMINGHAM	AL	35235	OWNER-OCC	SFR	360	80.00	100.00
5367263	74519976	DAVIS	5058 JUANITA DRIVE	BIRMINGHAM	AL	35210	OWNER-OCC	SFR	360	90.00	95.00
5367271	74519984	SHARPE	4533 LASLEY DRIVE	WINSTON SALEM	NC	27105	OWNER-OCC	SFR	360	80.00	91.11
5367289	74519992	SMITH	7112 DIVISION AVENUE	BIRMINGHAM	AL	35206	OWNER-OCC	SFR	360	80.00	100.00
5367297	74520008	EADS	3357 N KENWOOD AVENUE	INDIANAPOLIS	IN	46208	NON OWNER	SFR	360	65.00	0.00
5367305	74520016	HUGHES	181 ASHWOOD DRIVE	WACO	GA	30182	OWNER-OCC	SFR	360	85.00	100.00
5367321	74520032	TREMBLE	100 CHAMPLAIN AVENUE	INDIAN ORCHARD	MA	1151	OWNER-OCC	SFR	360	77.24	0.00
5367347	74520057	DIAZ	12160 SW 123 PLACE	MIAMI	FL	33186	OWNER-OCC	PUD	360	79.94	0.00
5367354	74520065	HEIBECK	2179 E ANDREAS ROAD	PALM SPRINGS	CA	92262	NON OWNER	SFR	360	80.00	0.00
5367362	74520073	BALLOSINGH	6100 N WOOLSEY AVENUE	PORTLAND	OR	97203	OWNER-OCC	SFR	360	90.00	0.00
5367370	74520081	KONITZER	8625 TONAWANDA CREEK ROAD	CLARENCE CENTER	NY	14032	OWNER-OCC	SFR	360	90.00	0.00
5367396	74520107	PRESLEY	610 S LA GRANGE	LA GRANGE	IL	60525	OWNER-OCC	SFR	360	79.55	0.00
5367404	74520115	BALDWIN	4658 LONGFELLOW DRIVE	NEW ORLEANS	LA	70127	OWNER-OCC	SFR	360	65.00	0.00
5367412	74520123	FINN	827 FAIRMOUNT AVE	SAINT PAUL	MN	55105	OWNER-OCC	2-4 UNITS	360	70.00	0.00
5367420	74520131	HARRIMAN	1519 CAMPBELL STREET	OAKLAND	CA	94607	NON OWNER	2-4 UNITS	360	70.00	0.00
5367446	74520156	SWEET	1659 S MOUNTAIN VIEW ROAD	SEVIERVILLE	TN	37876	OWNER-OCC	SFR	360	94.62	0.00
5367453	74520164	GUSMAN	7121 SW 57 STREET	MIAMI	FL	33143	OWNER-OCC	SFR	360	74.07	0.00
5367495	74520206	DEVANE	360 BIG FOUR ROAD	CURRIE	NC	28435	OWNER-OCC	MANU/MOBIL	360	80.00	0.00
5367529	74520230	ROJAS	8 APPLEGRATH COURT	GERMANTOWN	MD	20876	OWNER-OCC	SFR	360	80.00	100.00
5367537	74520248	WISELY	1203 DUCK BLIND CIR	NEWMAN	CA	95360	OWNER-OCC	SFR	360	80.00	100.00
5367552	74520263	DIXON	1365 10TH STREET	IMPERIAL BEACH	CA	91932	OWNER-OCC	SFR	360	87.00	0.00
5367560	74520271	BRATCHER	5207 HARBER AVENUE	SPRINGDALE	AR	72762	OWNER-OCC	SFR	360	90.00	0.00
5367578	74520289	SMITH	4715 HAYFORD WAY #4	SACRAMENTO	CA	95842	OWNER-OCC	CONDO	360	80.00	100.00
5367594	74520305	MIESSE	5423 WINDSOR FOREST DR	HOUSTON	TX	77088	OWNER-OCC	PUD	300	69.95	0.00
5367602	74520313	GRIMSLEY	9301 NW 19 STREET	PEMBROKE PINES	FL	33024	OWNER-OCC	SFR	360	80.00	0.00
5367610	74520321	DUNN	4663 DOWNING DR	PINCKNEY	MI	48169	OWNER-OCC	SFR	360	80.00	0.01
5367628	74520339	NICHOLS	655 C.R. 414	DAYTON	TX	77535	OWNER-OCC	MANU/MOBIL	180	85.00	0.00
5367644	74520354	DAVIS	461 BARNSDALE DRIVE	MARIETTA	GA	30068	OWNER-OCC	SFR	360	90.00	0.00
5367677	74520388	STOWERS JR	178 WEST AVENUE	STRATFORD	CT	6615	OWNER-OCC	SFR	360	90.00	0.00
5367701	74520412	ROBBINS	198 HARDWICK DRIVE	ST PAULS	NC	28384	OWNER-OCC	MANU/MOBIL	360	80.00	0.00
5367784	74520495	JACOBS	19414 AVENIDA DEL SOL	WALNUT	CA	91789	OWNER-OCC	SFR	360	88.21	0.00
5367792	74520503	ZWEIFEL	1322 CHESTNUT CIRCLE	YORKVILLE	IL	60560	OWNER-OCC	SFR	360	90.00	0.00
5367818	74520529	FAVORS	3631 MANHATTAN DRIVE	DECATUR	GA	30034	OWNER-OCC	SFR	360	59.26	0.00
5367842	74520552	JARAMILLO	7823 & 7825 CLAYBECK AVENUE	LOS ANGELES	CA	91352	OWNER-OCC	2-4 UNITS	360	80.00	0.00
5367867	74520578	TYLER	5780 STRAWBERRY LAKES CIR	LAKE WORTH	FL	33463	OWNER-OCC	PUD	360	80.00	0.00
5367909	74538313	HOUSTMAN	1059 EASTRIDGE WAY	LAS VEGAS	NV	89110	OWNER-OCC	PUD	360	65.00	0.00
5367917	74520628	ORTIZ	531 N E STREET	LOMPOC	CA	93436	OWNER-OCC	SFR	360	85.00	0.00
5367933	74520644	IRWIN	178 RIVER OAKS DRIVE	WOODSTOCK	GA	30188	OWNER-OCC	SFR	360	80.00	100.00
5367958	74520669	KOENIGSDORF	1765 GREENVIEW AVENUE	CORONA	CA	92880	OWNER-OCC	SFR	359	90.00	0.00
5367966	74520677	GRAHAM	0 COUNTY ROAD NO 67	DARDANELLE	AR	72834	OWNER-OCC	SFR	360	75.00	95.00
5367974	74520685	VANDERLYN	115 NAPLES STREET	CHULA VISTA	CA	91911	OWNER-OCC	SFR	360	74.76	0.00
5367982	74520693	KELLY	13373 KISMET AVENUE	LOS ANGELES	CA	91342	OWNER-OCC	SFR	360	63.17	0.00
5368014	74520727	CORDOVA	2700 SAN IGNACIO AVENUE	MODESTO	CA	95354	OWNER-OCC	SFR	360	80.00	0.00
5368030	74520743	RODRIGUEZ	11948 11950 11952 MAGNOLIA ST	EL MONTE	CA	91732	OWNER-OCC	2-4 UNITS	360	42.43	0.00
5368048	74520750	PRASAD	7654 NIXOS WAY	SACRAMENTO	CA	95832	OWNER-OCC	SFR	360	90.00	0.00
5368055	74520768	GARCIA	330 E ITALIA ST	COVINA	CA	91723	OWNER-OCC	SFR	360	95.00	0.00
5368071	74520784	STUTZMAN	5800 ESRIG WAY	SACRAMENTO	CA	95841	OWNER-OCC	SFR	360	74.00	0.00
5368113	74520826	RAMOS	808 N SANDIA AVENUE	LA PUENTE	CA	91746	OWNER-OCC	SFR	360	73.01	0.00
5368139	74520842	WALKER	331 PATRICIA DRIVE	AMERICAN CANYON	CA	94503	OWNER-OCC	SFR	360	87.68	0.00
5368154	74520867	HERRERA	1311 N RAYMOND AVE	PASADENA	CA	91103	OWNER-OCC	SFR	360	53.08	0.00
5368162	74520875	HIGGINS JR	1560 WEST 146TH STREET, NO. 2	GARDENA	CA	90247	OWNER-OCC	CONDO	360	65.00	0.00
5368196	74520909	GIL	1721 NEIL ARMSTRONG ST #101	MONTEBELLO	CA	90640	OWNER-OCC	CONDO	360	65.64	0.00
5368238	74521006	WATKINS	13191 EMERSON STREET	DENVER	CO	80241	OWNER-OCC	PUD	360	80.00	0.00
5368246	74521014	BAILEY	7153 GRETNA AVENUE	WHITTIER	CA	90606	OWNER-OCC	SFR	360	80.70	0.00
5368253	74521022	NELSON	8601 MCDOUGAL STREET	THORNTON	CO	80229	OWNER-OCC	SFR	360	84.32	0.00
5368287	74521030	WALKER	2562 WOOLWORTH AVENUE	OMAHA	NE	68105	OWNER-OCC	SFR	360	90.00	0.00
5368295	74521063	SOMMERFELD	15151 HONEYCOMB HOLLOW	LEANDER	TX	78641	OWNER-OCC	SFR	360	56.14	0.00
5368337	74521105	LEWIS	303 VICTORIA DRIVE	HOUSTON	TX	77022	OWNER-OCC	SFR	360	80.00	0.00
5368345	74521113	WAGENHEIM	104 QUEEN ELIZABETH CT	CHESTER	MD	21619	OWNER-OCC	CONDO	360	81.05	0.00
5368360	74521139	GARCIA	20523 SW 92ND PLACE 3B	MIAMI	FL	33189	NON OWNER	CONDO	360	80.00	0.00
5368410	74521188	WARREN JR	1191 RIO NORTE WAY	SACRAMENTO	CA	95834	OWNER-OCC	SFR	360	80.00	0.00
5368444	74521212	HAWTHORNE	40 SANDWEDGE DRIVE	HENDERSON	NV	89014	OWNER-OCC	PUD	360	80.00	100.00
5368485	74521253	STROUD	21038 COUNTY ROAD SOUTH	CORTEZ	CO	81321	OWNER-OCC	MANU/MOBIL	360	53.85	0.00
5368493	74521261	MURPHY	10186 COUNTY ROAD 272	TYLER	TX	75707	OWNER-OCC	SFR	360	75.00	0.00
5368527	74521295	GARCIA	18810 FRANJO ROAD	MIAMI	FL	33157	OWNER-OCC	SFR	360	42.86	0.00
5368543	74521311	POLLARD	820 1ST STREET	PENROSE	CO	81240	OWNER-OCC	MANU/MOBIL	360	52.93	0.00
5368550	74521329	FERGUSON	704 STILL MEADOWS CIR E	PALM HARBOR	FL	34683	OWNER-OCC	SFR	350	85.00	0.00
5368576	74521345	LEE	436 FRIONA GROVE	EL PASO	TX	79927	2ND HOME	SFR	360	85.00	0.00
5368584	74521352	LEWIS	204 W AMES ST	YATES CITY	IL	61572	OWNER-OCC	SFR	360	93.00	0.00
5368592	74521360	SCHWEITZER	1701 SLATER AVE	WINTHROP	IA	50682	OWNER-OCC	SFR	360	80.00	0.00
5368600	74521378	MOON	17140 E ROSEBAY CIRCLE	PARKER	CO	80134	OWNER-OCC	PUD	360	80.00	0.00
5368618	74521386	GREY	623 CRESTVIEW DRIVE	TOOELE	UT	84074	OWNER-OCC	SFR	360	75.00	100.00
5368634	74521402	HERRERA	13420 ROLLING BROOK	SAN ANTONIO	TX	78253	OWNER-OCC	SFR	360	65.00	0.00
5368659	74521428	MARR	8718 SUMMIT PINES DR	HUMBLE	TX	77346	OWNER-OCC	PUD	360	80.00	100.00
5368675	74521444	EVANS	1780 DEL MAR PARKWAY	AURORA	CO	80012	NON OWNER	SFR	360	75.00	0.00
5368691	74521469	GARCIA	20521 SW 92ND PLACE 3-A	MIAMI	FL	33189	NON OWNER	CONDO	360	80.00	0.00
5368725	74521493	SOTO	7224 S AVERS	CHICAGO	IL	60629	OWNER-OCC	SFR	360	80.00	100.00
5368741	74521519	KNUTTER	194 DARCY DR	CHEHALIS	WA	98532	OWNER-OCC	MANU/MOBIL	360	83.62	0.00
5368768	74521535	ROHRBAUGH	608 SPRING AVENUE	HANOVER	PA	17331	OWNER-OCC	TOWNHOUSE	180	90.00	0.00
5368774	74521543	AGUILAR	5308 TEPEYAC CIRCLE	BROWNSVILLE	TX	78521	OWNER-OCC	SFR	360	80.00	100.00
5368782	74521550	HODGE	12016 SOUND DRIVE	ANDERSON ISLAND	WA	98303	OWNER-OCC	SFR	360	80.00	100.00
5368832	74521600	RAYGOSA	201 N 17TH STREET	MCALLEN	TX	78501	OWNER-OCC	SFR	360	95.00	0.00
5368857	74521626	TOGNETTI	3663 LASSEN COURT	CHINO	CA	91710	OWNER-OCC	PUD	360	78.17	0.00
5368881	74521659	BUNDY	27043 SE 382ND STREET	ENUMCLAW	WA	98022	OWNER-OCC	SFR	360	85.00	0.00
5368949	74521709	ACKERMAN	3300 HWY YY	MOBERLY	MO	65270	OWNER-OCC	MANU/MOBIL	360	80.00	84.76
5368980	74521741	SESSION	2411 HENDRICKS DRIVE	LUCERNE	CA	95458	OWNER-OCC	SFR	360	78.87	0.00
5369012	74521774	HANSEN	3243 IRONBARK DRIVE	SANTA ROSA	CA	95403	OWNER-OCC	SFR	360	78.10	84.96
5369038	74521790	OCHOA	137 DE PAUL DR	VALLEJO	CA	94591	OWNER-OCC	SFR	360	80.00	100.00
5369053	74532482	TOWNSEND	910 BOWRON ROAD	LAKESIDE	OR	97449	OWNER-OCC	MANU/MOBIL	360	71.64	0.00
5369061	74521818	JENSON	2501 LACROSSE COURT	SHELTON	WA	98584	OWNER-OCC	SFR	360	80.00	100.00
5369095	74521840	POTTS	25421 NE 130TH AVENUE	BATTLE GROUND	WA	98604	OWNER-OCC	SFR	360	95.00	0.00
5369103	74521857	BARNES	3429 PINE LANE	DEER PARK	TX	77536	OWNER-OCC	SFR	360	80.00	0.00
5369111	74521865	RICHARDSON	1273 33RD STREET	SPRINGFIELD	OR	97478	NON OWNER	SFR	360	73.17	0.00
5369160	74521915	LICHTENBERG	2315 TURKEY RED LN	BOZEMAN	MT	59715	NON OWNER	2-4 UNITS	300	70.00	0.00
5369194	74521949	KINGSBURY	6407 17TH ST SE	EVERETT	WA	98205	OWNER-OCC	SFR	360	77.87	89.21
5369269	74522017	ROBERTS	1013 COLEEN DR	PIQUA	OH	45356	OWNER-OCC	SFR	360	90.00	0.00
5369285	74522033	CANAPI JR	2813 HARDWICK STREET	LAKEWOOD	CA	90712	OWNER-OCC	SFR	360	80.00	100.00
5369301	74522058	SMITH JR	1002 85TH DR NE	EVERETT	WA	98205	OWNER-OCC	SFR	360	80.00	100.00
5369327	74522079	ALBACH	1839 LAMPOST ROAD	SAN ANTONIO	TX	78213	OWNER-OCC	SFR	360	52.53	0.00
5369343	74522066	FERNANDES	3533 ROCKVILLE RD	INDIANAPOLIS	IN	46222	NON OWNER	SFR	360	80.00	0.00
5369400	74522152	GARCIA	10113 ROSEWOOD AVENUE	SOUTH GATE	CA	90280	OWNER-OCC	SFR	360	78.20	0.00

LOAN NUMBER	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PNI	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE
5366653	7.250	7/1/2003	6/1/2033	639.55	93,750.00	93,678.86	93,678.86	FXD	0.000	0.000	0.000	0.000	0.000	
5366661	10.100	6/1/2003	5/1/2033	729.66	82,450.00	82,378.28	82,378.28	ARM	6.250	16.100	10.100	1.000	1.000	5/1/2005
5366695	6.375	6/1/2003	5/1/2033	1652.01	264,800.00	264,554.74	264,308.18	FXD	0.000	0.000	0.000	0.000	0.000	
5366729	7.600	7/1/2003	6/1/2033	494.26	70,000.00	69,949.07	69,949.07	FXD	0.000	0.000	0.000	0.000	0.000	
5366745	7.800	6/1/2003	5/1/2033	1036.62	144,000.00	143,899.38	143,798.11	ARM	4.990	13.800	7.800	1.000	1.000	5/1/2005
5366778	7.550	6/1/2003	5/1/2033	1030.91	148,000.00	147,891.26	147,781.83	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005
5366786	7.800	7/1/2003	6/1/2033	679.56	94,400.00	94,400.00	94,334.04	ARM	4.990	13.800	7.800	1.000	1.000	6/1/2005
5366810	7.100	6/1/2003	5/1/2033	803.78	119,600.00	119,503.87	119,407.17	ARM	4.990	13.100	7.100	1.000	1.000	5/1/2005
5366877	8.150	6/1/2003	5/1/2033	522.47	70,200.00	70,154.35	70,108.19	FXD	0.000	0.000	0.000	0.000	0.000	
5366901	10.000	6/1/2003	5/1/2033	638.66	72,800.00	72,767.78	72,735.31	ARM	6.250	16.000	10.000	1.000	1.000	5/1/2005
5366927	11.450	8/1/2003	7/1/2033	310.25	31,450.00	31,450.00	31,450.00	FXD	0.000	0.000	0.000	0.000	0.000	
5366935	8.350	7/1/2003	6/1/2033	909.97	120,000.00	119,925.03	119,925.03	ARM	5.750	14.350	8.350	1.000	1.000	6/1/2005
5366943	10.100	6/1/2003	5/1/2033	300.89	34,000.00	33,985.28	33,970.43	FXD	0.000	0.000	0.000	0.000	0.000	
5366984	11.100	6/1/2003	5/1/2033	342.68	35,700.00	35,687.39	35,674.52	ARM	6.250	17.100	11.100	3.000	1.000	5/1/2005
5366992	7.150	6/1/2003	5/1/2033	735.93	108,960.00	108,873.08	108,786.08	ARM	4.990	13.150	7.150	1.000	1.000	5/1/2005
5367040	11.050	6/1/2003	5/1/2033	341.81	35,750.00	35,737.39	35,724.66	ARM	6.750	17.050	11.050	1.000	1.000	5/1/2005
5367065	8.300	6/1/2003	5/1/2033	973.68	129,000.00	128,918.57	128,836.58	FXD	0.000	0.000	0.000	0.000	0.000	
5367081	7.450	6/1/2003	5/1/2033	321.46	46,200.00	46,165.36	46,130.51	ARM	4.990	13.450	7.450	1.000	1.000	5/1/2005
5367107	6.950	7/1/2003	6/1/2018	752.67	84,000.00	83,683.63	83,683.63	FXD	0.000	0.000	0.000	0.000	0.000	
5367115	6.800	6/1/2003	5/1/2033	1616.78	248,000.00	247,788.55	247,575.91	ARM	4.990	12.800	6.800	1.000	1.000	5/1/2005
5367131	6.750	6/1/2003	5/1/2033	1120.78	172,800.00	172,651.22	172,501.60	ARM	4.990	12.750	6.750	1.000	1.000	5/1/2005
5367156	8.050	7/1/2003	6/1/2033	442.38	60,000.00	59,960.14	59,960.14	ARM	4.990	14.050	8.050	1.000	1.000	6/1/2005
5367172	10.050	7/1/2003	6/1/2033	958.43	108,800.00	108,800.00	108,752.37	ARM	5.990	16.050	10.050	1.000	1.000	6/1/2005
5367180	7.800	6/1/2003	5/1/2033	802.19	111,435.00	111,357.14	111,278.77	FXD	0.000	0.000	0.000	0.000	0.000	
5367214	7.500	6/1/2003	5/1/2033	410.47	[illegible]	[illegible]	[illegible]	ARM	4.250	13.500	7.500	1.000	1.000	5/1/2005
5367230	7.990	6/1/2003	5/1/2033	645.1	88,000.00	87,940.83	87,881.27	FXD	0.000	0.000	0.000	0.000	0.000	
5367255	7.000	6/1/2003	5/1/2033	1397.14	210,000.00	209,827.86	209,654.72	ARM	4.990	13.000	7.000	1.000	1.000	5/1/2005
5367263	9.190	6/1/2003	5/1/2033	843.1	103,050.00	102,995.32	102,940.78	ARM	5.750	15.190	9.190	1.000	1.000	5/1/2005
5367271	10.600	6/1/2003	5/1/2033	996.01	108,000.00	107,957.96	107,915.81	ARM	5.990	16.600	10.600	1.000	1.000	5/1/2005
5367289	11.800	7/1/2003	6/1/2033	644.43	63,600.00	63,580.97	63,580.97	ARM	6.250	17.800	11.800	1.000	1.000	6/1/2005
5367297	11.050	6/1/2003	5/1/2033	341.81	35,750.00	35,737.39	35,724.66	ARM	6.750	17.050	11.050	1.000	1.000	5/1/2005
5367305	9.950	7/1/2003	6/1/2033	675.95	77,350.00	77,315.41	77,315.41	ARM	5.990	15.950	9.950	1.000	1.000	6/1/2005
5367321	11.000	7/1/2003	6/1/2033	904.71	95,000.00	95,000.00	94,966.12	ARM	5.990	17.000	11.000	1.000	1.000	6/1/2005
5367347	6.625	6/1/2003	5/1/2033	1063.58	166,100.00	165,953.45	165,806.09	FXD	0.000	0.000	0.000	0.000	0.000	
5367354	6.625	6/1/2003	5/1/2033	1493.77	233,600.00	233,393.90	233,186.68	FXD	0.000	0.000	0.000	0.000	0.000	
5367362	6.400	6/1/2003	5/1/2033	1170.66	187,200.00	186,853.98	186,853.98	ARM	4.250	12.400	6.400	1.000	1.000	5/1/2005
5367370	9.400	7/1/2003	6/1/2033	892.78	107,100.00	107,046.19	107,046.19	ARM	5.750	15.400	9.400	1.000	1.000	6/1/2005
5367396	7.550	6/1/2003	5/1/2033	1475.55	210,000.00	209,690.43	209,690.43	ARM	5.990	13.550	7.550	1.000	1.000	5/1/2005
5367404	7.950	6/1/2003	5/1/2033	693.77	95,000.00	94,850.72	94,850.72	FXD	0.000	0.000	0.000	0.000	0.000	
5367412	6.750	7/1/2003	6/1/2033	2156.59	332,500.00	332,213.72	332,213.72	FXD	0.000	0.000	0.000	0.000	0.000	
5367420	6.600	7/1/2003	6/1/2033	1930.48	297,500.00	297,500.00	297,248.35	FXD	0.000	0.000	0.000	0.000	0.000	
5367446	8.600	6/1/2003	5/1/2033	927.19	117,375.00	117,258.19	117,190.52	FXD	0.000	0.000	0.000	0.000	0.000	
5367453	6.875	6/1/2003	5/1/2033	1970.79	300,000.00	299,747.96	299,494.48	FXD	0.000	0.000	0.000	0.000	0.000	
5367495	9.850	7/1/2003	6/1/2033	533.77	61,600.00	61,600.00	61,571.86	ARM	5.750	15.850	9.850	1.000	1.000	6/1/2005
5367529	7.250	6/1/2003	5/1/2033	1200.64	176,000.00	175,724.55	175,724.55	ARM	4.990	13.250	7.250	1.000	1.000	5/1/2005
5367537	5.850	6/1/2003	5/1/2033	1000.54	169,600.00	169,426.26	169,251.67	ARM	4.990	11.850	5.850	1.000	1.000	5/1/2005
5367552	7.150	6/1/2003	5/1/2033	1857.37	275,000.00	274,781.17	274,581.04	ARM	5.750	13.150	7.150	1.000	1.000	5/1/2005
5367560	8.650	7/1/2003	6/1/2033	954.2	122,400.00	122,400.00	122,328.10	ARM	4.990	14.650	8.650	3.000	1.000	6/1/2005
5367578	6.850	6/1/2003	5/1/2033	550.42	84,000.00	83,929.08	83,857.78	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005
5367594	11.800	7/1/2003	6/1/2033	705.27	69,600.00	69,600.00	69,579.18	ARM	5.990	17.800	11.800	1.000	1.000	6/1/2005
5367602	5.875	6/1/2003	5/1/2033	1017.45	172,000.00	171,824.63	171,648.40	FXD	0.000	0.000	0.000	0.000	0.000	
5367610	10.750	6/1/2003	5/1/2033	1568.25	168,000.00	167,936.75	167,872.93	ARM	5.990	16.750	10.750	1.000	1.000	5/1/2005
5367628	7.850	7/1/2003	6/1/2018	885.48	93,500.00	93,500.00	93,226.19	FXD	0.000	0.000	0.000	0.000	0.000	
5367644	7.500	6/1/2003	5/1/2033	1101.27	157,500.00	157,383.11	157,265.48	ARM	5.750	13.500	7.500	1.000	1.000	5/1/2005
5367677	8.410	7/1/2003	6/1/2033	857.87	112,500.00	112,430.57	112,430.57	ARM	5.750	14.410	8.410	1.000	1.000	6/1/2005
5367701	11.350	7/1/2003	6/1/2033	736.11	75,200.00	75,200.00	75,175.18	ARM	6.250	17.350	11.350	1.000	1.000	6/1/2005
5367784	5.900	7/1/2003	6/1/2033	1779.41	300,000.00	300,000.00	299,695.59	ARM	4.250	11.900	5.900	1.000	1.000	6/1/2005
5367792	7.850	6/1/2003	5/1/2033	1099.18	152,100.00	150,869.44	150,752.29	ARM	5.750	13.850	7.850	1.000	1.000	5/1/2005
5367818	11.850	7/1/2003	6/1/2033	813.67	80,000.00	80,000.00	79,976.33	FXD	0.000	0.000	0.000	0.000	0.000	
5367842	6.125	6/1/2003	5/1/2033	1351.33	222,400.00	221,968.57	221,966.57	ARM	4.250	12.125	6.125	1.000	1.000	5/1/2005
5367867	9.600	6/1/2003	5/1/2033	1017.8	120,000.00	119,942.20	119,883.94	ARM	5.990	15.600	9.600	1.000	1.000	5/1/2005
5367909	6.450	7/1/2003	6/1/2033	1266.69	201,450.00	201,450.00	201,266.10	FXD	0.000	0.000	0.000	0.000	0.000	
5367917	6.250	8/1/2003	7/1/2033	1203.73	195,500.00	195,500.00	195,500.00	ARM	4.990	12.250	6.250	1.000	1.000	7/1/2005
5367933	6.750	6/1/2003	5/1/2033	684.41	105,520.00	105,337.77	105,337.77	FXD	0.000	0.000	0.000	0.000	0.000	
5367958	6.650	6/1/2003	5/1/2033	1762.2	274,500.00	274,018.84	274,016.64	ARM	4.750	12.650	6.650	1.000	1.000	5/1/2005
5367966	10.100	8/1/2003	7/1/2033	263.5	29,775.00	29,775.00	29,775.00	ARM	6.750	16.100	10.100	1.000	1.000	7/1/2005
5367974	6.875	6/1/2003	5/1/2033	1760.57	268,000.00	267,774.85	267,548.41	FXD	0.000	0.000	0.000	0.000	0.000	
5367982	6.750	6/1/2003	5/1/2033	1076.68	166,000.00	165,713.34	165,713.34	FXD	0.000	0.000	0.000	0.000	0.000	
5368014	6.875	6/1/2003	5/1/2033	777.81	118,400.00	118,300.52	118,200.47	FXD	0.000	0.000	0.000	0.000	0.000	
5368030	6.250	7/1/2003	6/1/2033	1877.94	305,000.00	305,000.00	304,710.60	ARM	4.250	12.250	6.250	1.000	1.000	6/1/2005
5368048	6.650	6/1/2003	5/1/2033	1011.1	157,500.00	157,361.71	157,222.66	ARM	4.250	12.650	6.650	1.000	1.000	5/1/2005
5368055	7.850	6/1/2003	5/1/2033	1779.77	246,050.00	245,879.81	245,708.50	ARM	4.250	13.850	7.850	1.000	1.000	5/1/2005
5368071	6.175	6/1/2003	5/1/2033	904.08	148,000.00	147,857.52	147,714.31	FXD	0.000	0.000	0.000	0.000	0.000	
5368113	5.500	6/1/2003	5/1/2033	936.86	165,000.00	164,819.39	164,637.95	FXD	0.000	0.000	0.000	0.000	0.000	
5368139	9.700	6/1/2003	5/1/2033	2077.42	242,250.00	242,135.77	242,020.81	ARM	5.990	15.700	9.700	1.000	1.000	5/1/2005
5368154	6.375	6/1/2003	5/1/2033	860.95	138,000.00	137,871.67	137,743.16	FXD	0.000	0.000	0.000	0.000	0.000	
5368162	9.800	7/1/2003	6/1/2033	1576.82	182,750.00	182,665.64	182,665.64	ARM	5.990	15.800	9.800	1.000	1.000	6/1/2005
5368196	6.125	7/1/2003	6/1/2033	777.75	128,000.00	127,875.58	127,875.58	FXD	0.000	0.000	0.000	0.000	0.000	
5368238	10.560	7/1/2003	6/1/2033	2022.31	220,000.00	220,000.00	219,913.69	ARM	6.750	16.560	10.560	1.000	1.000	6/1/2005
5368246	5.450	7/1/2003	6/1/2033	1298.71	230,000.00	229,545.57	229,545.57	FXD	0.000	0.000	0.000	0.000	0.000	
5368253	6.500	6/1/2003	5/1/2033	986.03	156,000.00	155,858.97	155,717.18	ARM	4.250	12.500	6.500	1.000	1.000	5/1/2005
5368287	8.650	6/1/2003	5/1/2033	395.01	50,670.00	50,635.29	50,605.24	ARM	5.750	14.650	8.650	1.000	1.000	5/1/2005
5368295	12.200	8/1/2003	7/1/2033	1670.46	160,000.00	160,000.00	160,000.00	ARM	5.990	18.200	12.200	1.000	1.000	7/1/2005
5368337	8.100	6/1/2003	5/1/2033	557.05	75,200.00	75,100.77	75,100.77	ARM	4.990	14.100	8.100	1.000	1.000	5/1/2005
5368345	9.450	7/1/2003	6/1/2033	1515.35	181,000.00	181,000.00	180,910.03	ARM	4.990	15.450	9.450	1.000	1.000	6/1/2005
5368360	10.050	7/1/2003	6/1/2033	606.32	68,800.00	68,769.88	68,769.88	ARM	5.990	16.050	10.050	1.000	1.000	6/1/2005
5368410	6.500	7/1/2003	6/1/2033	1137.73	180,000.00	180,000.00	179,837.27	ARM	4.250	12.500	6.500	1.000	1.000	6/1/2005
5368444	7.900	6/1/2003	5/1/2033	1290.23	177,520.00	177,373.11	177,250.58	ARM	4.990	13.900	7.900	1.000	1.000	5/1/2005
5368485	9.550	7/1/2003	6/1/2033	591.14	70,000.00	70,000.00	69,965.82	ARM	5.750	15.550	9.550	1.000	1.000	6/1/2005
5368493	12.275	6/1/2003	5/1/2033	480.3	45,750.00	45,725.24	45,725.24	ARM	6.750	18.275	12.275	1.000	1.000	5/1/2005
5368527	9.050	7/1/2003	6/1/2033	606.17	75,000.00	74,959.46	74,959.46	ARM	5.990	15.050	9.050	1.000	1.000	6/1/2005
5368543	7.550	6/1/2003	5/1/2033	557.9	79,400.00	79,341.66	79,282.95	ARM	5.750	13.550	7.550	1.000	1.000	5/1/2005
5368550	7.350	7/1/2003	6/1/2033	1077.56	158,400.00	158,400.00	158,280.38	FXD	0.000	0.000	0.000	0.000	0.000	
5368576	8.600	6/1/2003	5/1/2033	362.79	46,750.00	46,694.30	46,694.30	FXD	0.000	0.000	0.000	0.000	0.000	
5368584	8.750	7/1/2003	6/1/2033	391.87	45,000.00	44,981.28	44,561.28	ARM	4.250	14.750	8.750	1.000	1.000	6/1/2005
5368592	7.700	8/1/2003	7/1/2033	387.85	54,400.00	54,400.00	54,400.00	FXD	0.000	0.000	0.000	0.000	0.000	
5368600	6.625	6/1/2003	5/1/2033	1613.59	252,000.00	251,554.09	251,554.09	FXD	0.000	0.000	0.000	0.000	0.000	
5368618	10.600	7/1/2003	6/1/2033	843.15	91,425.00	91,425.00	91,389.44	ARM	5.990	16.600	10.600	1.000	1.000	6/1/2005
5368634	12.200	7/1/2003	6/1/2033	1357.25	130,000.00	130,000.00	129,964.42	ARM	6.750	18.200	12.200	1.000	1.000	6/1/2005
5368659	7.350	7/1/2003	6/1/2033	700	101,600.00	101,600.00	101,522.30	ARM	4.990	13.350	7.350	1.000	1.000	6/1/2005
5368675	6.500	7/1/2003	6/1/2033	900.7	142,500.00	142,500.00	142,371.18	FXD	0.000	0.000	0.000	0.000	0.000	
5368691	10.050	7/1/2003	6/1/2033	542.87	61,600.00	61,573.03	61,573.03	ARM	5.990	16.050	10.050	1.000	1.000	6/1/2005
5368725	7.100	7/1/2003	6/1/2033	591.39	88,000.00	88,000.00	87,929.28	ARM	4.990	13.100	7.100	1.000	1.000	6/1/2005
5368741	7.975	8/1/2003	7/1/2033	878.43	120,000.00	120,000.00	120,000.00	ARM	5.990	13.975	7.975	1.000	1.000	7/1/2005
5368768	6.800	8/1/2003	7/1/2018	743	83,700.00	83,700.00	83,700.00	FXD	0.000	0.000	0.000	0.000	0.000	
5368774	10.050	6/1/2003	5/1/2033	423.01	48,000.00	47,957.80	47,957.80	ARM	5.750	16.050	10.050	1.000	1.000	5/1/2005
5368782	7.250	6/1/2003	5/1/2033	491.17	72,000.00	71,943.83	71,887.32	ARM	4.990	13.250	7.250	1.000	1.000	5/1/2005
5368832	6.550	6/1/2003	5/1/2033	418.09	53,865.00	53,800.17	53,800.17	FXD	0.000	0.000	0.000	0.000	0.000	
5368857	6.500	6/1/2003	5/1/2033	1232.54	195,000.00	194,823.71	194,646.47	FXD	0.000	0.000	0.000	0.000	0.000	
5368881	7.600	6/1/2003	5/1/2033	940.85	133,250.00	133,055.52	133,055.52	FXD	0.000	0.000	0.000	0.000	0.000	
5368949	9.050	8/1/2003	7/1/2033	678.91	84,000.00	84,000.00	84,000.00	ARM	6.250	15.050	9.050	1.000	1.000	7/1/2005
5368980	8.250	7/1/2003	6/1/2033	886.5	118,000.00	118,000.00	117,924.75	ARM	5.900	14.250	8.250	1.000	1.000	6/1/2005
5369012	5.750	7/1/2003	6/1/2033	1654.40	283,500.00	283,500.00	283,204.01	ARM	4.250	11.750	5.750	1.000	1.000	6/1/2005
5369038	7.300	6/1/2003	5/1/2033	1508.26	220,000.00	219,830.07	219,659.11	ARM	4.990	13.300	7.300	1.000	1.000	5/1/2005
5369053	8.475	7/1/2003	6/1/2033	523.58	68,250.00	68,250.00	68,208.44	FXD	0.000	0.000	0.000	0.000	0.000	
5369061	7.150	6/1/2003	5/1/2033	1075.25	159,200.00	158,945.88	158,945.88	ARM	4.990	13.150	7.150	1.000	1.000	5/1/2005
5369095	7.950	7/1/2003	6/1/2033	2185.37	299,250.00	299,047.16	299,047.16	FXD	0.000	0.000	0.000	0.000	0.000	
5369103	6.700	7/1/2003	6/1/2033	1290.56	200,000.00	200,000.00	199,826.11	FXD	0.000	0.000	0.000	0.000	0.000	
5369111	7.200	8/1/2003	7/1/2033	407.28	60,000.00	60,000.00	60,000.00	ARM	4.990	13.200	7.200	1.000	1.000	7/1/2005
5369160	6.625	6/1/2003	5/1/2033	874.03	136,500.00	136,379.56	136,258.46	ARM	4.250	12.625	6.625	1.000	1.000	5/1/2005
5369194	9.450	6/1/2003	5/1/2033	1339.84	160,000.00	159,920.46	159,840.29	ARM	5.990	15.450	9.450	1.000	1.000	5/1/2005
5369269	8.800	7/1/2003	6/1/2033	2204.87	279,000.00	278,841.00	278,841.00	ARM	6.750	14.800	8.800	1.000	1.000	6/1/2005
5369285	6.500	6/1/2003	5/1/2033	1865.87	295,200.00	294,933.13	294,664.81	ARM	4.990	12.500	6.500	1.000	1.000	5/1/2005
5369301	6.350	6/1/2003	5/1/2033	896.02	144,000.00	143,731.25	143,731.25	ARM	4.990	12.350	6.350	1.000	1.000	5/1/2005
5369327	11.750	7/1/2003	6/1/2033	397.71	39,400.00	39,400.00	39,385.08	FXD	0.000	0.000	0.000	0.000	0.000	
5369343	6.875	7/1/2003	6/1/2033	341.61	52,000.00	52,000.00	51,956.31	FXD	0.000	0.000	0.000	0.000	0.000	
5369400	6.250	6/1/2003	5/1/2033	1172.95	190,500.00	190,219.24	190,037.02	FXD	0.000	0.000	0.000	0.000	0.000	

LOAN NUMBER	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5366653	REFI-CASH OUT	7.250	Stated	A	611	125,000.00	0	1	5/27/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5366661	REFI-NO CASHOUT	10.100	Full	B-	527	97,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5366695	PURCHASE	6.375	Full	AA	688	331,000.00	331,000	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366729	REFI-CASH OUT	7.600	Full	A	678	95,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5366745	PURCHASE	7.800	Stated	A	746	185,000.00	180,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366778	REFI-CASH OUT	7.550	Full	A-	592	185,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366786	PURCHASE	7.800	Stated	A	643	118,000.00	118,000	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5366810	PURCHASE	7.100	Stated	A	697	152,000.00	149,500	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366877	PURCHASE	8.150	Full	A	641	78,500.00	78,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366901	PURCHASE	10.000	Full	B-	551	93,000.00	91,000	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366927	REFI-CASH OUT	11.450	Full	B	548	37,000.00	0	1	6/3/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5366935	REFI-CASH OUT	8.350	Full	A-	532	160,000.00	0	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5366943	REFI-CASH OUT	10.100	Full	A-	519	64,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366984	REFI-NO CASHOUT	11.100	Full	B-	534	42,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366992	PURCHASE	7.150	Full	A	672	137,500.00	136,200	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5367040	PURCHASE	11.050	Stated	C	647	55,000.00	55,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367065	REFI-CASH OUT	8.300	Full	A-	580	245,000.00	0	1	4/10/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367081	PURCHASE	7.450	Stated	A	704	75,000.00	66,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367107	REFI-CASH OUT	6.950	Full	AA	637	90,000.00	0	1	5/7/2003	179	7/1/2003	Group I	6 MO LIBOR	6	N
5367115	PURCHASE	6.800	Stated	A	722	310,000.00	310,000	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367131	PURCHASE	6.750	Stated	A	755	216,000.00	216,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367156	REFI-NO CASHOUT	8.050	Stated	A-	598	75,000.00	0	1	5/14/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5367172	REFI-CASH OUT	10.050	Full	B	630	128,000.00	0	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5367180	PURCHASE	7.800	Stated	AA	633	125,000.00	117,300	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367214	PURCHASE	7.500	Full	AA	654	97,000.00	97,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367230	REFI-CASH OUT	7.990	Stated	A	625	132,000.00	0	1	5/13/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367255	PURCHASE	7.000	Full	A	649	262,500.00	262,500	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367263	PURCHASE	9.190	Full	A-	506	117,500.00	114,500	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367271	PURCHASE	10.600	Full	B-	513	135,000.00	135,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367289	PURCHASE	11.800	Full	B-	504	79,500.00	79,500	1	5/7/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5367297	PURCHASE	11.050	Stated	C	647	55,000.00	55,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367305	PURCHASE	9.950	Full	B	540	102,000.00	91,000	1	5/19/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5367321	REFI-NO CASHOUT	11.000	Full	B	494	123,000.00	0	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5367347	PURCHASE	6.625	Stated	AA	698	215,000.00	207,870	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367354	PURCHASE	6.625	Stated	AA	779	292,000.00	292,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367362	PURCHASE	6.400	Stated	AA	682	208,000.00	208,000	1	5/6/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5367370	PURCHASE	9.400	Full	A-	554	120,000.00	119,000	1	5/14/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5367396	REFI-NO CASHOUT	7.550	Full	B	543	264,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5367404	REFI-NO CASHOUT	7.950	Full	AA	639	100,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5367412	REFI-CASH OUT	6.750	Stated	AA	733	475,000.00	0	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5367420	REFI-CASH OUT	6.600	Stated	A	747	425,000.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5367446	PURCHASE	8.600	Stated	AA	647	124,500.00	124,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367453	REFI-CASH OUT	6.875	Stated	AA	651	405,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367495	REFI-CASH OUT	9.850	Full	A-	516	77,000.00	0	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5367529	PURCHASE	7.250	Stated	A	646	220,000.00	220,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5367537	PURCHASE	5.850	Full	A	693	213,000.00	212,000	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367552	REFI-NO CASHOUT	7.150	Full	A-	549	316,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367560	REFI-NO CASHOUT	8.650	Full	A-	584	136,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5367578	PURCHASE	6.850	Full	A	623	107,000.00	105,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367594	REFI-CASH OUT	11.800	Stated	B	528	99,500.00	0	1	6/4/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5367602	REFI-CASH OUT	5.875	Stated	AA	755	215,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367610	REFI-CASH OUT	10.750	Full	B	491	210,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367628	REFI-NO CASHOUT	7.850	Full	A	693	110,000.00	0	1	5/28/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5367644	REFI-CASH OUT	7.500	Full	A-	525	175,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367677	REFI-CASH OUT	8.410	Full	A-	539	125,000.00	0	1	6/5/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5367701	PURCHASE	11.350	Full	B-	516	94,000.00	94,000	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5367784	REFI-CASH OUT	5.900	Stated	AA	644	340,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5367792	PURCHASE	7.650	Full	A-	584	177,000.00	169,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367818	REFI-CASH OUT	11.850	Stated	B-	513	135,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5367842	REFI-CASH OUT	6.125	Stated	AA	709	278,000.00	0	1	4/20/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5367867	PURCHASE	9.600	Stated	B	538	150,000.00	150,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367909	REFI-CASH OUT	6.450	Stated	AA	678	237,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5367917	REFI-CASH OUT	6.250	Stated	AA	631	230,000.00	0	1	6/11/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5367933	PURCHASE	6.750	Full	A	729	133,000.00	131,900	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5367958	REFI-CASH OUT	6.650	Stated	AA	722	305,000.00	0	1	5/2/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5367966	PURCHASE	10.100	Full	C	600	39,700.00	39,700	1	6/24/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5367974	REFI-CASH OUT	6.875	Full	AA	645	358,500.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367982	REFI-CASH OUT	6.750	Stated	AA	663	240,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5368014	REFI-CASH OUT	6.875	Stated	AA	670	148,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5368030	REFI-CASH OUT	6.250	Full	AA	701	370,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5368048	PURCHASE	6.650	Stated	AA	652	180,000.00	175,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5368055	PURCHASE	7.850	Stated	AA	677	265,000.00	259,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5368071	REFI-CASH OUT	6.175	Full	A+	642	200,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5368113	REFI-CASH OUT	5.500	Full	AA	633	226,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5368139	REFI-CASH OUT	9.700	Full	B	487	293,000.00	0	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5368154	REFI-CASH OUT	6.375	Stated	AA	659	260,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5368162	REFI-NO CASHOUT	9.800	Full	B	491	215,000.00	0	1	5/23/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5368196	REFI-CASH OUT	6.125	Full	AA	681	195,000.00	0	1	5/21/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5368238	REFI-CASH OUT	10.560	Full	C	525	275,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5368246	REFI-CASH OUT	5.450	Full	A+	691	285,000.00	0	1	5/23/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5368253	REFI-CASH OUT	6.500	Stated	AA	665	185,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5368287	PURCHASE	8.650	Full	A-	549	58,300.00	56,300	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5368295	REFI-CASH OUT	12.200	Stated	B	457	285,000.00	0	1	6/20/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5368337	REFI-CASH OUT	8.100	Full	A	624	94,000.00	0	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5368345	REFI-CASH OUT	9.450	Full	A-	492	298,500.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5368360	REFI-CASH OUT	10.050	Full	B	510	86,000.00	0	1	5/8/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5368410	REFI-CASH OUT	6.500	Stated	AA	658	225,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5368444	PURCHASE	7.900	Stated	A	658	222,000.00	221,900	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5368485	PURCHASE	9.550	Full	A-	488	140,000.00	130,000	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5368493	REFI-CASH OUT	12.275	Full	C	509	61,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5368527	PURCHASE	9.050	Full	B	510	175,000.00	175,000	1	5/7/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5368543	REFI-CASH OUT	7.550	Stated	A-	540	150,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5368550	REFI-CASH OUT	7.350	Full	AA	623	184,000.00	0	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5368576	PURCHASE	8.600	Full	A	630	55,000.00	55,000	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5368584	REFI-CASH OUT	8.750	Full	AA	674	50,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5368592	REFI-CASH OUT	7.700	Stated	A	630	68,000.00	0	1	6/30/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5368600	REFI-CASH OUT	6.625	Stated	AA	683	315,000.00	0	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5368618	PURCHASE	10.600	Full	B	490	121,900.00	121,900	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5368634	REFI-CASH OUT	12.200	Full	D	542	200,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5368659	PURCHASE	7.350	Full	A	624	127,000.00	127,000	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5368675	REFI-CASH OUT	6.500	Stated	AA	687	190,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5368691	REFI-CASH OUT	10.050	Full	B	510	77,000.00	0	1	5/8/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5368725	PURCHASE	7.100	Stated	A	682	110,000.00	110,000	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5368741	REFI-CASH OUT	7.975	Full	B	536	143,500.00	0	1	6/26/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5368768	REFI-CASH OUT	6.800	Stated	AA	677	93,000.00	0	1	6/2/2003	180	7/1/2003	Group I	6 MO LIBOR	6	N
5368774	PURCHASE	10.050	Stated	A-	527	63,000.00	60,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5368782	PURCHASE	7.250	Full	A	658	95,000.00	90,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5368832	PURCHASE	6.550	Stated	AA	788	58,000.00	56,700	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5368857	REFI-CASH OUT	6.500	Full	AA	635	250,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5368881	REFI-CASH OUT	7.600	Stated	A	620	205,000.00	0	1	5/12/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5368949	PURCHASE	9.050	Full	B-	0	105,000.00	105,458	1	6/6/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5368980	REFI-CASH OUT	8.250	Full	B	487	150,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5369012	REFI-NO CASHOUT	5.750	Stated	AA	658	363,000.00	0	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5369038	PURCHASE	7.300	Stated	A	741	275,000.00	275,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5369053	REFI-NO CASHOUT	8.475	Full	A-	583	95,000.00	0	1	6/4/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5369061	PURCHASE	7.150	Full	A	624	200,000.00	199,000	1	5/2/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5369095	REFI-CASH OUT	7.950	Full	AA	636	315,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5369103	REFI-CASH OUT	6.700	Full	A	657	250,000.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5369111	REFI-CASH OUT	7.200	Stated	A	632	82,000.00	0	1	6/13/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5369160	REFI-CASH OUT	6.625	Stated	AA	716	195,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5369194	REFI-CASH OUT	9.450	Full	B	510	208,000.00	0	1	5/13/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5369269	REFI-NO CASHOUT	8.800	Full	A-	534	310,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5369285	PURCHASE	6.500	Full	A	665	369,000.00	369,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5369301	PURCHASE	6.350	Full	A	690	180,000.00	180,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5369327	REFI-CASH OUT	11.750	Full	B	539	75,000.00	0	1	6/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5369343	PURCHASE	6.875	Stated	AA	749	65,000.00	65,000	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5369400	REFI-NO CASHOUT	6.250	Stated	AA	669	250,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage

Specialty Home Loans

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5369442	74522184	PARKS	4113 E 136TH ST	CLEVELAND	OH	44105	OWNER OCC	2-4 UNITS
5369483	74522853	CENTANNI	1342 S EDISON WAY	DENVER	CO	80222	OWNER OCC	SFR
5369525	74522283	ROSAS	414 LA SIERRA	CLEVELAND	NM	87715	OWNER OCC	SFR
5369533	74522335	BUSHELL	82 BEECHTREE DR	DOVER TOWNSHIP	NJ	08753	NON OWNER	SFR
5369608	74522350	MERCADO	728 HARDY DRIVE	WEST SACRAMENTO	CA	95605	OWNER OCC	SFR
5369632	74522384	MOHAMMAT	8282 BLUE ROSE CT	CITRUS HEIGHTS	CA	95610	OWNER OCC	SFR
5369657	74522410	SANTOS	1523 E LURAY STREET	LONG BEACH	CA	90807	OWNER OCC	SFR
5369707	74522459	MARTINEZ	310 ROSE AVNUE	LOS BANOS	CA	93635	OWNER OCC	SFR
5369715	74522467	CANNON	1626 RIVER ROAD	MODESTO	CA	95351	OWNER OCC	SFR
5369756	74522483	MOORE	1215 ALI BABA AVENUE	OPA LOCKA	FL	33054	OWNER OCC	SFR
5369772	74522509	ZAID	1084 CREESTWOOD AVE	MANTECA	CA	95330	OWNER OCC	SFR
5369798	74522525	EVANS	793 MEMPHIS STREET	AURORA	CO	80011	NON OWNER	SFR
5369806	74522533	WILEY	LOT 2 LEE LANE	CLEVELAND	TN	37311	OWNER OCC	MANUFMOBIL
5369855	74522582	FRISCHMAN	1722 SADDLE RIDGE DRIVE	FLORISSANT	MO	63031	OWNER OCC	SFR
5369863	74522590	LAMB	65 TONETTA LAKE WAY	BREWSTER	NY	10509	OWNER OCC	SFR
5369897	74522624	YADAO	4724 COBBLESTONE DRIVE	CONCORD	CA	94521	OWNER OCC	SFR
5369913	74522640	ROSE	27893 VIA BELLAZA	LAGUNA NIGUEL	CA	92677	OWNER OCC	CONDO
5369939	74522665	EVANS	17705 E COLORADO DRIVE	AURORA	CO	80017	NON OWNER	SFR
5369947	74522673	NUNES	5818 CHANCELLOR WAY	RIVERBANK	CA	95367	OWNER OCC	SFR
5369954	74522681	TEICHEIRA SR	919 ELMO COURT	MANTECA	CA	95336	NON OWNER	SFR
5370036	74522764	MANJARREZ	2214 HOLLYWOOD DRIVE	STOCKTON	CA	95210	OWNER OCC	SFR
5370044	74522772	PATTERSON	4208 GOLD COUNTRY CT	SALIDA	CA	95368	OWNER OCC	SFR
5370069	74522798	WILLIAMSON JR	5208 SPICEWOOD DRIVE	MCKINNEY	TX	75035	OWNER OCC	PUD
5370077	74522806	GUTIERREZ	2833 AZEVEDO DRIVE	SACRAMENTO	CA	95833	OWNER OCC	SFR
5370093	74522822	MAGANA	102 ADRIENNE AVENUE	STOCKTON	CA	95215	OWNER OCC	SFR
5370119	74522848	SHERMAN	2432 MONTCLAIR STREET	STOCKTON	CA	95205	OWNER OCC	SFR
5370127	74522855	SCHAAF	8324 GLEN ARBOR ROAD	BEN LOMOND	CA	95005	OWNER OCC	SFR
5370168	74522897	LUSTIG	777 CLIFFORD DRIVE	LATHROP	CA	95330	OWNER OCC	SFR
5370226	74522954	MENDEZ	1508 CAULFIELD DRIVE	CERES	CA	95307	OWNER OCC	SFR
5370259	74522988	UPCHURCH	321 S MULBERRY ST	NORTH WEBSTER	IN	46555	OWNER OCC	SFR
5370267	74522996	DELGADO	2748 MIDGE AVE	MERCED	CA	95340	OWNER OCC	SFR
5370275	74523002	ESTRADA	15837 ASH AVE	PATTERSON	CA	95363	OWNER OCC	SFR
5370283	74523010	TOMASELLI	770 N REDDING WAY	UPLAND	CA	91786	OWNER OCC	SFR
5370291	74523028	DORSETT	5957 E CARPENTER RD	STOCKTON	CA	95215	NON OWNER	SFR
5370317	74523044	GRANADOS	950 ALMOND BLOSSOM CR	TRACY	CA	95376	OWNER OCC	SFR
5370358	74523085	GUZMAN	305 ROBERTSON AVENUE	MCFARLAND	CA	93250	OWNER OCC	SFR
5370366	74523093	EVANS	1581 E 95TH AVENUE	THORNTON	CO	80229	NON OWNER	SFR
5370374	74523101	GUTIERREZ	3760 INNOVATOR DRIVE	SACRAMENTO	CA	95834	OWNER OCC	SFR
5370390	74523127	DEVEGA	4139 BOO LANE	STOCKTON	CA	95206	OWNER OCC	SFR
5370432	74523168	HONORIDEZ	4240 MCDOUGALD BLVD	STOCKTON	CA	95206	OWNER OCC	SFR
5370473	74523200	FRAZIER	16911 E HARVARD DRIVE	AURORA	CO	80013	OWNER OCC	PUD
5370481	74523218	GIMINEZ JR	104 E SONORA STREET	STOCKTON	CA	95203	NON OWNER	2-4 UNITS
5370515	74523242	TITARCHUK	4036 RENICK WAY	NORTH HIGHLANDS	CA	95660	OWNER OCC	2-4 UNITS
5370564	74523291	HERNANDEZ	540 FLUYA CT	HOLLISTER	CA	95023	OWNER OCC	SFR
5370580	74523317	TRAN	1812 BURNETT WAY	SACRAMENTO	CA	95818	OWNER OCC	SFR
5370614	74523341	SCOTT	8558 OLD CREEK DRIVE	ELK GROVE	CA	95758	OWNER OCC	SFR
5370648	74523374	PENA	2675 PLAZA SERENA DRIVE	RIALTO	CA	92377	OWNER OCC	SFR
5370655	74523382	JOHNSON	5606 LOWELL LARIMER RD	EVERETT	WA	98208	OWNER OCC	SFR
5370671	74523408	TURNER	212 CIMARRON DRIVE	VALLEJO	CA	94589	OWNER OCC	SFR
5370682	74523416	BRAGG	807 PUCHARD WAY	SUISUN CITY	CA	94585	OWNER OCC	SFR
5370697	74523424	PAVEY	10317 13TH AVE SOUTH	BLOOMINGTON	MN	55420	OWNER OCC	SFR
5370721	74523457	TAYLOR	175 VALLE DRIVE	FORT LUPTON	CO	80621	OWNER OCC	SFR
5370739	74523465	EVANS	5421 QUENTIN STREET	DENVER	CO	80239	NON OWNER	SFR
5370770	74523507	ZABALVEITIA	1130 MARLSTONE PLACE	COLORADO SPRINGS	CO	80904	OWNER OCC	PUD
5370788	74523515	HICKEY	3927 PACKARD DRIVE	JACKSONVILLE	FL	32246	OWNER OCC	SFR
5370796	74523523	CABACCU	1719 FAIRHAVEN COURT	OAKLEY	CA	94561	OWNER OCC	SFR
5370838	74523564	COWART	4504 BIG TRAIL CIRCLE	AUSTIN	TX	78759	OWNER OCC	SFR
5370846	74523572	WILLIAMS	1133 DIVISION ST	KALAMAZOO	MI	49001	NON OWNER	SFR
5370861	74523598	ROBERSON	4555 E 144TH STREET	CLEVELAND	OH	44128	NON OWNER	2-4 UNITS
5370879	74523606	WENNBERG	8851 KIBBE ROAD	MARYSVILLE	CA	95901	OWNER OCC	MANUFMOBIL
5370895	74523622	NELSON	2115 GILPIN STREET	DENVER	CO	80205	OWNER OCC	SFR
5370911	74523648	HUGAIN	5726 BLACK CANYON CT	SUGAR LAND	TX	77479	OWNER OCC	PUD
5370937	74523663	WATHEN	16871 GREYDALE	DETROIT	MI	48219	OWNER OCC	SFR
5370945	74523671	BROWN	245 MOUNTAIN ROAD	PAGOSA SPRINGS	CO	81147	OWNER OCC	SFR
5370986	74523713	HUAZANO DE GONZALEZ	2074 S BAKER STREET	SANTA ANA	CA	92707	OWNER OCC	SFR
5370994	74523721	LAMAIR	31870 VIA CORDOBA	TEMECULA	CA	92592	OWNER OCC	SFR
5371034	74523762	THOMPSON	59 GREENWOOD AVE	WEST ORANGE	NJ	7052	OWNER OCC	SFR
5371042	74523770	LOVE JR	4475 PINE CIRCLE	PENSACOLA	FL	32527	OWNER OCC	SFR
5371091	74523820	COX	351 ALLATOONA ROAD	LAWRENCEVILLE	GA	30043	OWNER OCC	SFR
5371117	74523846	BROWNSTEIN	79 MARVIN STREET	STATEN ISLAND	NY	10309	NON OWNER	2-4 UNITS
5371125	74523853	LOTT	35 CROSS STREET	ENGLEWOOD	NJ	7631	OWNER OCC	SFR
5371190	74523929	PADILLA	15722 S PAYNES AVE	COMPTON	CA	90221	OWNER OCC	SFR
5371216	74523945	GEML	42212 MONTROY	STERLING HEIGHTS	MI	48313	OWNER OCC	SFR
5371224	74523952	RONDEAU	1470 VERMOUTH LANE	PUNTA GORDA	FL	33983	OWNER OCC	SFR
5371240	74523978	LARSON	6479 S HAVANA STREET APT A	ENGLEWOOD	CO	80111	OWNER OCC	CONDO
5371257	74523986	BROWN	10001 S BEVERLY AVE	CHICAGO	IL	60643	OWNER OCC	SFR
5371265	74523994	JOHN	1713 GILLETTE	HOUSTON	TX	77019	OWNER OCC	TOWNHOUSE
5371299	74524026	FIERRO	11592 BODOLINK LANE	MORENO VALLEY	CA	92557	OWNER OCC	SFR
5371307	74524034	SANDY	30 RESERVATION ST	BUFFALO	NY	14207	NON OWNER	2-4 UNITS
5371349	74524075	TIERNEY	2100 COUNTY RD 448	TAYLOR	TX	76574	OWNER OCC	SFR
5371356	74524117	STONE	1003 S PEMBERTON	MARION	IL	62959	OWNER OCC	SFR
5371430	74524133	CHANDRA	1531 OLYMPIC CIRCLE	ROCKLIN	CA	95765	OWNER OCC	SFR
5371463	74524166	BERON	240 EMBRY DRIVE SOUTH	CASSELBERRY	FL	32707	OWNER OCC	SFR
5371471	74524174	WRIGHT	7301 CREEKBEND DRIVE	HOUSTON	TX	77071	OWNER OCC	PUD
5371497	74524190	ZUK JR	819 28TH STREET CIR E	BRADENTON	FL	34208	OWNER OCC	SFR
5371513	74524218	EMSLEY	4325 ISLAND DR	ELKO	MN	55020	OWNER OCC	SFR
5371547	74524240	SATTERFIELD	2237 S KOSTNER AVE	CHICAGO	IL	60623	OWNER OCC	2-4 UNITS
5371554	74524257	CAYMOL	9530 MARTIN ROAD	ROSWELL	GA	30076	NON OWNER	PUD
5371570	74524273	LEAKE JR	11715 VISTA CANYON DRIVE	CHARLOTTE	NC	28226	OWNER OCC	SFR
5371612	74524315	JONES	4346 LISTER	KANSAS CITY	MO	64130	OWNER OCC	SFR
5371638	74524331	ROBISON	205 N OTIS P O BOX 22	BEVERLY	KS	67423	OWNER OCC	SFR
5371646	74524349	ULMER	4165 5TH AVENUE	LOS ANGELES	CA	90008	OWNER OCC	SFR
5371679	74524372	OLIA	7548 CHARRINGTON DR	CANTON	MI	48187	OWNER OCC	SFR
5371695	74524398	BUSTOS	1710 S IRVING STREET	DENVER	CO	80219	NON OWNER	SFR
5371729	74524422	SHENG	727 NEW YORK DRIVE	ALTADENA	CA	91001	OWNER OCC	SFR
5371737	74524430	BENJAMIN	6510 HYDEN DRIVE	ARLINGTON	TX	76001	OWNER OCC	SFR
5371745	74524448	BICE	1515 N MAPLEWOOD AVE	CHICAGO	IL	60622	OWNER OCC	SFR
5371778	74524471	WHITTAKER	72 W 750 NORTH	OREM	UT	84057	OWNER OCC	SFR
5371794	74524497	BURROWS	1514 E GROVE AVENUE	MESA	AZ	85204	OWNER OCC	SFR
5371802	74524505	DURAN JR	4601 W 38TH AVENUE	DENVER	CO	80212	OWNER OCC	SFR
5371828	74524521	WEILLEUR	33760 CANYON RANCH ROAD	WILDOMAR	CA	92595	OWNER OCC	SFR
5371851	74524554	GRANT	1027 TONEY BAY RD	HOLLY HILL	SC	29059	OWNER OCC	MANUFMOBIL
5371869	74524562	LUGUE	322 WILDROSE CIRCLE	PINOLE	CA	94564	OWNER OCC	SFR
5371885	74524588	WHITED	1709 58TH AVE DR W	BRANDENTON	FL	34207	OWNER OCC	SFR
5371893	74524596	CASTELLANOS	1200 75TH AVENUE	OAKLAND	CA	94605	OWNER OCC	SFR
5371919	74524612	CORNEJOS	2210 N EASTWOOD AVENUE	SANTA ANA	CA	92705	OWNER OCC	SFR
5371927	74524620	LANE	3415 HONETTE DRIVE	LANSING	MI	48911	OWNER OCC	SFR
5371935	74524638	VERROEN	6441 WINANS LAKE RD	BRIGHTON	MI	48116	OWNER OCC	SFR
5371943	74524646	MACK	1217 CHALLENGER COURT	SUMMERTON	SC	29148	OWNER OCC	MANUFMOBIL
5371976	74524679	DIAZ	20 HIGHLAND ROAD	BRENTWOOD	NY	11717	OWNER OCC	SFR
5371984	74524687	SHEARER	21040 JOHNSON ROAD	RAYMOND	OH	43067	OWNER OCC	SFR
5372016	74524711	TOLLMAN	525 N SYCAMORE AVE 319	LOS ANGELES	CA	90036	OWNER OCC	CONDO
5372024	74524729	SPENCER	1921 W 3140 SOUTH	SALT LAKE CITY	UT	84119	OWNER OCC	SFR
5372032	74524737	ARMSTRONG	7807 S 41ST STREET	BELLEVUE	NE	68147	OWNER OCC	SFR
5372073	74524778	OGHABIAN	8237 TEVRIN WAY	SACRAMENTO	CA	95828	OWNER OCC	SFR
5372081	74524786	CHAVEZ	7943 W LINCOLN STREET	PEORIA	AZ	85345	OWNER OCC	SFR
5372115	74524810	LOBOS	10707 HUNTLEY PLACE	SILVER SPRING	MD	20901	OWNER OCC	SFR
5372131	74524836	DONAHOE	7530 VALENTINE STREET	OAKLAND	CA	94605	OWNER OCC	SFR
5372164	74524869	BANKS	1256 N FORMOSA AVENUE	WEST HOLLYWOOD	CA	90046	OWNER OCC	2-4 UNITS
5372180	74524885	DUHART	7339 WILLOW SPRING CIR B	BOYNTON BEACH	FL	33436	OWNER OCC	PUD
5372206	74524901	LONG	16441 GEORGE WAY	GRASS VALLEY	CA	95949	OWNER OCC	SFR
5372222	74524927	WHITEHEAD	1951 N 1ST EAST	PLEASANT GROVE	UT	84062	OWNER OCC	SFR
5372263	74524968	ARMSTRONG	2819 STONYBROOK DRIVE	BOWIE	MD	20715	OWNER OCC	SFR
5372271	74524976	HORD	1005 W MAIN STREET	UNION	SC	29379	OWNER OCC	SFR
5372289	74524984	KHODABANDEH	9846 TUDOR AVENUE	MONTCLAIR	CA	91763	OWNER OCC	SFR
5372313	74525015	MOLINA III	2002 50TH AVENUE	GREELEY	CO	80634	OWNER OCC	SFR
5372354	74525056	EATON	2240 ORCHARD AVENUE	EL CAJON	CA	92021	NON OWNER	SFR

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.270 WA Rate | 11,790 Loan Count
353.77 WA Rterm | $ 1,780,606,305.17 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5372382	74547781	RAVNIK	951 PLANTATION COURT	TRACY	CA	95376	OWNER-OCC	SFR
5372326	74525072	LIVINGSTON	3920 BURLINGTON AVE NORTH	SAINT PETERSBURG	FL	33713	NON OWNER	SFR
5372404	74525080	SNYDER	238 MILL ST 11	GRASS VALLEY	CA	95945	OWNER-OCC	CONDO
5372412	74525098	WILSON	253 N HILLSIDE AVE	HILLSIDE	IL	60162	OWNER-OCC	SFR
5372420	74525106	THOMAS	310 E 400 NORTH	SALEM	UT	84653	OWNER-OCC	SFR
5372438	74525114	CORBAT	8544 BYERS STREET	DOWNEY	CA	90242	OWNER-OCC	SFR
5372446	74525122	GARCIA	334 SOUTH GRANDE VISTA AVENUE	LOS ANGELES	CA	90023	OWNER-OCC	SFR
5372461	74525148	LIZARRAGA	317 EAST 108TH STREET	LOS ANGELES	CA	90061	NON OWNER	SFR
5372479	74525155	HEMBREE	275 KNOB DRIVE	CARROLLTON	GA	30116	NON OWNER	SFR
5372495	74525171	FLORES	6402 LINDLEY AVENUE	LOS ANGELES	CA	91335	OWNER-OCC	SFR
5372503	74525189	REYES	12601 VAN NUYS BLVD #150	LOS ANGELES	CA	91331	OWNER-OCC	CONDO
5372511	74525197	HEMBREE	173 FAWN LANE	TEMPLE	GA	30179	NON OWNER	SFR
5372529	74525205	CLARK	493 E 750 NORTH	OGDEN	UT	84404	OWNER-OCC	SFR
5372545	74525221	CURRID JR	809 SW 22 TERRACE	FORT LAUDERDALE	FL	33312	OWNER-OCC	SFR
5372552	74525239	GRIFFEN	3024 PINE HILL WAY	ANTELOPE	CA	95843	OWNER-OCC	SFR
5372560	74525247	SANCHEZ	7810 & 7812 S AVALON BOULEVARD	LOS ANGELES	CA	90003	OWNER OCC	2-4 UNITS
5372586	74525262	SOLIS	3523 W 57TH PLACE	CHICAGO	IL	60629	OWNER-OCC	SFR
5372594	74525270	CUPAIUOLO JR	4 TARA DRIVE	SEWELL	NJ	8012	OWNER OCC	PUD
5372651	74525338	SMITH	19179 HILLSDALE DRIVE	SONORA	CA	95370	OWNER OCC	SFR
5372701	74525460	KING	178 SEALS PLACE	DECATUR	TN	37322	OWNER OCC	MANU/MOBIL
5372743	74525411	MARENA	1593 EVANS AVENUE	POMONA	CA	91768	OWNER-OCC	PUD
5372768	74525437	VIZCARRA	1401 8TH STREET	SAN FERNANDO	CA	91340	OWNER OCC	SFR
5372776	74525478	BASCO	4957 W 21ST STREET	LOS ANGELES	CA	90016	OWNER-OCC	SFR
5372800	74525502	LIZARRAGA	14558 WILLOWGREEN STREET	LOS ANGELES	CA	91342	OWNER-OCC	CONDO
5372818	74532490	MOLINA	9237 DEARBORN AVENUE ABC	SOUTH GATE	CA	90280	OWNER-OCC	2-4 UNITS
5372834	74532508	GUZMAN	3718 BERKSHIRE ROAD	PICO RIVERA	CA	90660	OWNER-OCC	SFR
5372875	74525536	DRAPER	3890 KERWIN STREET	MEMPHIS	TN	38127	NON OWNER	SFR
5372883	74525544	MIRANDA	620 HELMS ROAD	LABELLE	FL	33935	OWNER-OCC	SFR
5372917	74525577	TURPEL	2411 W CHURCH AVE	JOHNSBURG	IL	60050	OWNER-OCC	SFR
5372941	74525601	STEWART	1737 BLANCHARD ST SW	WYOMING	MI	49509	OWNER-OCC	SFR
5372958	74525619	JOHNSON	6836 SOUTH LOWE	CHICAGO	IL	60621	NON OWNER	2-4 UNITS
5372990	74525650	BALDERAS	1020 BROWN DRIVE	FORT WORTH	TX	76115	OWNER-OCC	SFR
5373006	74525668	MCGINNESS	1114 WOODLAND WAY	RICHARDSON	TX	75080	OWNER-OCC	SFR
5373014	74525676	KROLL	3033 N CHRISTIANA AVENUE	CHICAGO	IL	60618	OWNER-OCC	SFR
5373030	74525692	AGADO	14514 E CABANA STREET 112	CORPUS CHRISTI	TX	78418	OWNER-OCC	CONDO
5373048	74525700	GOODIN	15601 CANNONSVILLE RD	PIERSON	MI	49329	OWNER-OCC	SFR
5373097	74525759	MOFFETT	2003 SCOTLAND DR	CLEARWATER	FL	33763	OWNER-OCC	SFR
5373105	74525767	JOHNSON	6842 SOUTH EVANS	CHICAGO	IL	60637	NON OWNER	2-4 UNITS
5373121	74525783	AVENT JR	283 E THOMPSON AVE	GLEN BURNIE	MD	21060	OWNER-OCC	SFR
5373139	74525791	PALMER	5717 SHORELINE DR	SHREVEPORT	LA	71119	OWNER-OCC	PUD
5373147	74525809	BENNETT	1534 DELAWARE ST	OSHKOSH	WI	54902	OWNER-OCC	SFR
5373170	74525833	DITMAN	6 MOUNT RAINIER	FARMINGVILLE	NY	11738	OWNER-OCC	SFR
5373188	74525841	LECHUGA	1005 W RIDGEWOOD COURT	SAN ANTONIO	TX	78201	OWNER-OCC	SFR
5373212	74525874	AUSTIN	825 S 12TH	SPRINGFIELD	IL	62703	OWNER-OCC	SFR
5373220	74525882	ELLEN	1079 WHITE OAK AVENUE SW	ATLANTA	GA	30310	OWNER-OCC	SFR
5373238	74525890	DRAPER	2483 HALE AVENUE	MEMPHIS	TN	38112	NON OWNER	SFR
5373246	74525908	THOMAS	1022 WESTOVER DRIVE	LANCASTER	TX	75134	OWNER-OCC	SFR
5373253	74525916	FREDERICK	4623 PINECOMB WOODS ST	SAN ANTONIO	TX	78249	OWNER OCC	PUD
5373279	74525932	PATRICK	8309 COUNTY HIGHWAY 58	UPPER SANDUSKY	OH	43351	OWNER-OCC	SFR
5373303	74525965	REYNOLDS JR	6800 SEMINOLE CIRCLE	FAIRFIELD	AL	35064	OWNER OCC	SFR
5373360	74526021	ALCARAZ	1406 CANTRELL DRIVE	SAN ANTONIO	TX	78221	NON OWNER	SFR
5373378	74526039	WALTERS	LOT 1 MISSOURI LANE	CONWAY	SC	29526	OWNER OCC	MANU/MOBIL
5373386	74526047	TOLANO	523 SUFFOLK DRIVE	GRAND PRAIRIE	TX	75052	OWNER-OCC	PUD
5373410	74526070	MCGEE	2550 W MICHIGAN	BATTLE CREEK	MI	49017	OWNER-OCC	SFR
5373428	74526088	SADECKI	11804 23RD AVE SW	SEATTLE	WA	98146	OWNER OCC	SFR
5373444	74526104	HALL	17824 CLEARLAKE BLVD SE	YELM	WA	98597	OWNER-OCC	SFR
5373469	74526120	AGOSTINELLI	411 E TROW AVENUE	CHELAN	WA	98816	OWNER OCC	SFR
5373485	74526148	RADELET	4127 N KERBY STREET	PORTLAND	OR	97217	OWNER-OCC	SFR
5373527	74526187	DAVIS	1209 W CLEARBROOK DR	BELLINGHAM	WA	98229	OWNER OCC	SFR
5373543	74526203	MAGALHAES	5 GRINNEL STREET	FAIRHAVEN	MA	2719	OWNER OCC	SFR
5373550	74526211	HAGIRNYAK	3088 CATALINA ISLAND ROAD	WEST SACRAMENTO	CA	95691	OWNER OCC	SFR
5373568	74526229	WALDSCHMIDT	14424 EDMEER DRIVE	HOLLAND	MI	49424	OWNER-OCC	SFR
5373576	74526237	MARR	1511 NW 158TH LANE	PEMBROKE PINES	FL	33028	OWNER-OCC	PUD
5373600	74526260	OPPEDAHL	16738 BALLANDER DRIVE	SONORA	CA	95370	OWNER-OCC	SFR
5373675	74526336	WATSON	1527 FREED CIRCLE	PITTSBURG	CA	94565	OWNER OCC	SFR
5373683	74526344	JOHNSON	7815 SOUTH ESSEX	CHICAGO	IL	60617	NON OWNER	2-4 UNITS
5373691	74526351	CORMIER	31965 SE 408TH ST	ENUMCLAW	WA	98022	OWNER-OCC	MANU/MOBIL
5373717	74526377	MALLORY	8231 GARFIELD STREET	RIVERSIDE	CA	92504	OWNER-OCC	SFR
5373766	74526419	SANDERS	11 STALCUP DRIVE SW	MARIETTA	GA	30060	OWNER OCC	SFR
5373782	74526435	GAINES	3132 RASKOB ST	FLINT	MI	48504	OWNER-OCC	SFR
5373790	74526443	RUSSELL JR	10705 185TH AVENUE EAST	BONNEY LAKE	WA	98390	OWNER OCC	PUD
5373816	74526468	BROUSSARD	7936 REBECCA LEIGH ROAD	GUEYDAN	LA	70542	OWNER-OCC	MANU/MOBIL
5373824	74526476	LATHAM	4310 NW 10 TERRACE	FORT LAUDERDALE	FL	33309	OWNER OCC	SFR
5373865	74526518	BOBO JR	8579 RICHARD AVENUE	ST LOUIS	MO	63132	OWNER OCC	SFR
5373881	74526534	RHO	12502 SE NORMANDY DR	CLACKAMAS	OR	97015	OWNER-OCC	PUD
5373899	74526542	ZAGARYUK	11018 SE HAPPY VALLEY DR	PORTLAND	OR	97236	NON OWNER	PUD
5373923	74526575	THEPVONGSA	12430 SE 160TH ST	RENTON	WA	98058	OWNER OCC	SFR
5373949	74526591	GREKOFF	8748 TAVERNOR ROAD	WILTON	CA	95693	OWNER-OCC	SFR
5373973	74526625	SHERWIN	118 S LINWOOD	VISALIA	CA	93291	NON OWNER	2-4 UNITS
5373980	74526633	SHEEHAN	3856 CLOVER DALE DR	TURNER	OR	97392	NON OWNER	SFR
5373998	74526641	GREER JR	2606 ROSS AVE	RIVERBANK	CA	95367	OWNER OCC	SFR
5374012	74526668	BOSTON	2342 EVAN CT	DISTRICT HEIGHTS	MD	20747	OWNER OCC	TOWNHOUSE
5374038	74526682	YU	6020 GEM COURT SOUTHEAST	LACEY	WA	98513	OWNER OCC	SFR
5374061	74526718	MATTER	1635 CATTLEMAN COURT	RENO	NV	89521	OWNER OCC	SFR
5374152	74526807	JIMENEZ	879 CARY AVENUE	OAKLAND	CA	94603	OWNER-OCC	SFR
5374160	74526815	SMITH	4565 OAK HILL ROAD	PLACERVILLE	CA	95667	2ND HOME	SFR
5374186	74526831	DEGUZMAN	1184 TEA ROSE CIRCLE	SAN JOSE	CA	95131	OWNER-OCC	CONDO
5374210	74526864	STORTS	2494 LEWIS RD	PROSPECT	OR	97536	OWNER OCC	MANU/MOBIL
5374251	74526908	MONTES	420 BORDEAUX PLACE	HOLLISTER	CA	95023	OWNER-OCC	SFR
5374319	74526963	SPROCK	908 CAROL ANN COURT	ROSEVILLE	CA	95661	OWNER-OCC	SFR
5374343	74526997	BLAKE	3807 DAISY AVE	CLEVELAND	OH	44109	NON OWNER	2-4 UNITS
5374368	74527011	WALTERS	14348 CANYON TWO RD	GUERNEVILLE	CA	95446	OWNER-OCC	SFR
5374384	74527037	CAMPOS	67 COMO AVENUE	DALY CITY	CA	94014	NON OWNER	2-4 UNITS
5374392	74527045	SHOCKEY	19120 FRANKLIN ST NW	SOAP LAKE	WA	98851	OWNER-OCC	MANU/MOBIL
5374400	74527052	ZOMPETTI	11 COOLIDGE ST	HUDSON	MA	1749	OWNER-OCC	SFR
5374467	74527110	RICE	844 N HARDING AVENUE	CHICAGO	IL	60651	OWNER-OCC	2-4 UNITS
5374483	74527136	SAYERS	8602 POWDERHOUSE ROAD	CHEYENNE	WY	82009	OWNER-OCC	SFR
5374533	74527185	DAVIS	2700 OCTAVIA ST	OAKLAND	CA	94619	OWNER-OCC	SFR
5374558	74527219	CHAFIN	832 BASSWOOD DRIVE	ADAMSVILLE	AL	35005	NON OWNER	SFR
5374567	74527235	CHOLEWA	2215 IRONBARK DRIVE	SANTA ROSA	CA	95403	OWNER-OCC	SFR
5374608	74527250	MEYERS	14139 WEST BENT TREE CIRCLE	LITCHFIELD PARK	AZ	85340	OWNER-OCC	PUD
5374616	74527268	SNOWPAN	307 SEVENTH STREET	ARBUCKLE	CA	95912	OWNER-OCC	SFR
5374640	74527292	RHYNE	1568 FARM ROAD 84	COOPER	TX	75432	OWNER-OCC	SFR
5374657	74527300	GARCIA	687 SCHOOL ST	PITTSBURG	CA	94565	OWNER OCC	SFR
5374665	74527318	MEZA	775 WILLIS AVENUE	HAYWARD	CA	94541	OWNER-OCC	SFR
5374681	74527334	HERNANDEZ	1200 65TH ST 223	EMERYVILLE	CA	94608	OWNER-OCC	SFR
5374707	74527359	OLAGUES	2323 E SCOTTS AVENUE	STOCKTON	CA	95205	OWNER-OCC	SFR
5374723	74527375	GULLETT JR	17570 VOLUNTEER COURT	RENO	NV	89506	OWNER-OCC	MANU/MOBIL
5374749	74527391	SERRANO	1801 NE 4 AVENUE UNIT 204	MIAMI	FL	33132	OWNER-OCC	CONDO
5374756	74527409	MEDINA	121 GARDEN CIRCLE	CLOVERDALE	CA	95425	OWNER OCC	PUD
5374764	74527417	ACEVEDO	4334 E SECTION AVENUE	STOCKTON	CA	95215	OWNER-OCC	SFR
5374780	74527433	RUIZ	3736 KANSAS AVENUE	RIVERBANK	CA	95367	OWNER-OCC	SFR
5374822	74527474	MORTIMER	226 WILSON ST	PETALUMA	CA	94952	OWNER OCC	SFR
5374830	74527482	DEERINWATER	RR 4 BOX 4935	EUFAULA	OK	74432	OWNER-OCC	SFR
5374855	74527508	CHATMON	1818 E DIMONDALE DRIVE	CARSON	CA	90746	OWNER-OCC	SFR
5374913	74527565	RAMIREZ	3550 36TH AVENUE	SACRAMENTO	CA	95820	OWNER-OCC	SFR
5374939	74527581	GONZALEZ	3885 MONARCH TRAIL DRIVE	WHEATLAND	CA	95692	OWNER-OCC	MANU/MOBIL
5374954	74527607	GALLAGHER	115 HENDERSON ST	OLD FORGE	PA	18518	OWNER-OCC	SFR
5374962	74527615	EDWARDS	2118 EAST 27TH STREET	OAKLAND	CA	94606	NON OWNER	SFR
5374970	74527623	ROGERS	1383 JENNIFER COURT	LITHONIA	GA	30058	OWNER-OCC	SFR
5374988	74527649	JAMESON	8667 OAK AVENUE	ORANGEVALE	CA	95662	OWNER OCC	SFR
5375035	74527680	TOTH	9001 HARVEST WAY	SACRAMENTO	CA	95826	OWNER-OCC	SFR
5375076	74527722	LOPEZ	2258 VALMORA DRIVE	STOCKTON	CA	95210	OWNER-OCC	SFR
5375084	74527730	JOHNSON	8553 SOUTH COLFAX	CHICAGO	IL	60617	NON OWNER	2-4 UNITS
5375100	74527755	CORDOVA	7344 VINE AVENUE	WINTON	CA	95388	OWNER-OCC	SFR
5375118	74527763	MCCONICO	2 MARGARET AVE	SAN FRANCISCO	CA	94112	NON OWNER	SFR
5375134	74527789	SINGH	6240 6242 MATTHEW LANE	RIVERBANK	CA	95367	OWNER-OCC	2-4 UNITS

LOAN NUMBER	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY P&I	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE
5372382	360	80.00	100.00	6.200	7/1/2003	6/1/2033	1,651.72	269,600.00	269,341.71	269,341.71	ARM
5372326	360	75.00	0.00	8.875	7/1/2003	6/1/2033	805.15	101,250.00	101,250.00	101,184.93	FXD
5372404	360	55.39	0.00	7.901	6/1/2003	5/1/2033	523.36	72,000.00	71,901.10	71,901.10	ARM
5372412	360	80.00	100.00	7.350	6/1/2003	5/1/2033	1,074.8	156,000.00	155,880.70	155,760.67	ARM
5372420	360	77.69	0.00	8.550	6/1/2003	5/1/2033	780.19	101,000.00	100,922.44	100,881.32	ARM
5372438	360	69.81	0.00	5.600	7/1/2003	6/1/2033	1,486.88	259,000.00	259,000.00	258,721.81	ARM
5372446	360	95.00	0.00	7.350	7/1/2003	6/1/2033	1,508.4	218,500.00	218,500.00	218,332.91	ARM
5372461	180	64.30	0.00	8.800	6/1/2003	5/1/2018	963.14	108,500.00	108,151.69	107,801.41	FXD
5372479	360	78.49	0.00	7.500	7/1/2003	6/1/2033	581.75	83,200.00	83,200.00	83,138.25	FXD
5372495	360	80.00	100.00	5.850	6/1/2003	5/1/2033	1,215.28	206,000.00	205,788.97	205,576.91	ARM
5372503	360	80.00	95.00	6.700	6/1/2003	5/1/2033	671.09	104,000.00	103,818.65	103,818.65	ARM
5372511	360	80.00	0.00	7.500	7/1/2003	6/1/2033	660.06	94,400.00	94,400.00	94,329.94	FXD
5372529	360	80.00	100.00	7.400	6/1/2003	5/1/2033	450.79	65,440.00	65,337.42	65,334.52	ARM
5372545	360	85.00	0.00	10.600	7/1/2003	6/1/2033	783.9	85,000.00	84,966.93	84,966.93	ARM
5372552	360	80.00	100.00	6.850	6/1/2003	5/1/2033	980.27	149,600.00	149,473.70	149,346.68	ARM
5372560	360	80.00	100.00	6.500	7/1/2003	6/1/2033	1,390.55	220,000.00	220,000.00	219,801.12	FXD
5372586	360	80.00	100.00	8.850	6/1/2003	5/1/2033	1,078.47	135,600.00	135,523.58	135,446.60	FXD
5372594	360	80.00	0.00	6.500	6/1/2003	5/1/2033	1,668.18	263,920.00	263,681.41	263,441.52	ARM
5372651	360	70.00	0.00	6.900	6/1/2003	5/1/2033	871.33	132,300.00	132,189.73	132,074.47	ARM
5372701	360	89.79	0.00	7.900	6/1/2003	5/1/2033	606.89	83,500.00	83,442.83	83,385.26	ARM
5372743	360	80.00	100.00	6.550	6/1/2003	5/1/2033	1,208.73	190,400.00	190,169.27	190,017.68	ARM
5372768	360	80.00	100.00	7.200	6/1/2003	5/1/2033	1,384.73	204,000.00	203,839.27	203,677.58	FXD
5372776	360	90.00	0.00	7.950	6/1/2003	5/1/2033	1,908.04	261,000.00	260,823.09	260,645.00	ARM
5372800	360	90.00	0.00	8.550	6/1/2003	5/1/2033	2,467.32	319,410.00	319,218.48	319,025.59	ARM
5372818	360	68.85	0.00	7.950	6/1/2003	5/1/2033	1,533.6	210,000.00	209,857.65	209,714.38	FXD
5372834	180	77.00	0.00	5.500	6/1/2003	5/1/2018	1,761.64	215,600.00	214,826.53	213,748.14	FXD
5372875	360	80.00	0.00	7.000	7/1/2003	6/1/2033	372.57	56,000.00	56,000.00	55,954.10	FXD
5372883	360	80.00	100.00	8.000	6/1/2003	5/1/2033	865.85	118,000.00	117,920.82	117,841.11	ARM
5372917	360	63.14	0.00	6.250	6/1/2003	5/1/2033	680.37	110,500.00	110,384.54	110,258.98	FXD
5372941	360	65.00	0.00	11.700	6/1/2003	5/1/2033	764.75	76,050.00	76,050.00	76,003.25	ARM
5372958	360	85.00	0.00	7.400	7/1/2003	6/1/2033	1,247.67	180,200.00	180,200.00	180,063.56	ARM
5372990	360	85.00	0.00	9.850	7/1/2003	6/1/2033	541.38	62,475.00	62,475.00	62,446.46	FXD
5373006	360	80.00	0.00	10.750	6/1/2003	5/1/2033	896.15	96,000.00	95,963.85	95,927.38	ARM
5373014	360	78.76	0.00	5.750	6/1/2003	5/1/2033	1,038.76	178,000.00	177,827.43	177,827.43	ARM
5373030	360	90.00	0.00	8.500	7/1/2003	6/1/2033	470.58	61,200.00	61,200.00	61,162.92	ARM
5373048	360	80.00	0.00	8.250	7/1/2003	6/1/2033	1,340.78	178,400.00	178,400.00	178,286.24	ARM
5373097	360	90.00	0.00	6.900	7/1/2003	6/1/2033	713.68	108,360.00	108,360.00	108,269.41	FXD
5373105	360	90.00	0.00	7.750	8/1/2003	7/1/2033	1,289.55	180,000.00	180,000.00	180,000.00	ARM
5373121	360	90.00	0.00	7.525	7/1/2003	6/1/2033	1,419.38	202,500.00	202,500.00	202,350.48	ARM
5373139	360	80.00	0.00	5.250	7/1/2003	6/1/2033	1,497.58	271,200.00	271,200.00	270,889.92	ARM
5373147	360	85.00	0.00	11.250	7/1/2003	6/1/2033	730.64	75,225.00	75,199.59	75,198.59	ARM
5373170	360	68.75	0.00	8.350	7/1/2003	6/1/2033	1,668.28	220,000.00	220,000.00	219,862.55	ARM
5373188	360	80.00	0.00	10.050	6/1/2003	5/1/2033	458.26	52,000.00	51,977.24	51,954.29	FXD
5373212	360	85.00	0.00	10.350	7/1/2003	6/1/2033	307.21	34,000.00	33,897.36	33,720.25	ARM
5373220	360	95.00	0.00	6.850	6/1/2003	5/1/2033	2,023.12	308,750.00	308,488.31	306,192.50	ARM
5373238	360	75.00	0.00	7.000	7/1/2003	6/1/2033	344.3	51,750.00	51,750.00	51,707.58	FXD
5373246	360	80.00	100.00	7.650	6/1/2003	5/1/2033	587.48	82,800.00	82,740.37	82,680.36	ARM
5373253	360	65.00	0.00	11.750	7/1/2003	6/1/2033	1,016.99	100,750.00	100,750.00	100,719.52	ARM
5373279	360	75.00	0.00	7.900	7/1/2003	6/1/2033	763.15	105,000.00	104,928.10	104,928.10	FXD
5373303	360	90.00	0.00	8.900	7/1/2003	6/1/2033	430.75	49,500.00	49,500.00	49,477.63	ARM
5373360	360	70.00	0.00	9.150	6/1/2003	5/1/2033	353.91	43,400.00	43,377.02	43,353.86	ARM
5373378	360	75.00	100.00	10.100	7/1/2003	6/1/2033	789.84	89,250.00	89,250.00	89,211.35	ARM
5373386	360	80.00	95.00	7.400	6/1/2003	5/1/2033	1,525.48	220,320.00	220,153.18	219,985.33	ARM
5373410	360	80.00	100.00	7.050	8/1/2003	7/1/2033	1,336.8	199,920.00	199,920.00	199,920.00	ARM
5373428	360	78.08	0.00	6.000	6/1/2003	5/1/2033	1,755.49	292,800.00	292,215.58	292,215.58	ARM
5373444	360	80.00	100.00	7.350	6/1/2003	5/1/2033	682.91	99,120.00	99,044.20	98,967.94	ARM
5373469	360	80.00	100.00	6.350	7/1/2003	6/1/2033	622.24	100,000.00	99,906.93	99,906.93	ARM
5373485	360	80.00	100.00	6.600	7/1/2003	6/1/2033	950.33	148,800.00	148,800.00	148,668.07	ARM
5373527	360	80.00	100.00	7.750	7/1/2003	6/1/2033	957.13	133,600.00	133,505.70	133,505.70	ARM
5373543	360	82.93	0.00	7.100	7/1/2003	6/1/2033	1,142.46	170,000.00	170,000.00	169,863.37	FXD
5373550	360	80.00	100.00	7.350	6/1/2003	5/1/2033	1,576.37	228,800.00	228,624.40	228,448.35	ARM
5373568	360	85.00	0.00	8.990	6/1/2003	5/1/2033	840.49	104,550.00	104,492.78	104,435.09	ARM
5373576	360	90.00	0.00	6.500	7/1/2003	6/1/2033	1,570.06	248,400.00	248,400.00	248,175.44	ARM
5373600	360	90.00	0.00	8.400	8/1/2003	7/1/2033	1,062.77	139,500.00	139,500.00	139,500.00	ARM
5373675	360	75.00	0.00	9.350	7/1/2003	6/1/2033	2,116.33	255,000.00	255,000.00	254,870.55	ARM
5373683	360	73.41	0.00	6.625	7/1/2003	6/1/2033	1,198.67	187,200.00	187,200.00	187,034.83	ARM
5373691	360	80.00	100.00	7.600	6/1/2003	5/1/2033	1,203.16	170,400.00	170,276.04	170,151.29	ARM
5373717	360	80.00	0.00	6.625	6/1/2003	5/1/2033	973.28	152,000.00	151,780.79	151,645.47	FXD
5373766	360	82.81	0.00	10.300	6/1/2003	5/1/2033	953.81	106,000.00	105,956.02	105,911.67	ARM
5373782	360	82.24	0.00	9.550	7/1/2003	6/1/2033	527.82	62,500.00	62,467.40	62,467.40	ARM
5373790	360	95.00	0.00	6.600	7/1/2003	6/1/2033	1,122.45	175,750.00	175,750.00	175,594.18	ARM
5373816	360	75.00	0.00	9.900	8/1/2003	7/1/2033	378.41	43,485.00	43,485.00	43,485.00	ARM
5373824	360	80.00	0.00	6.875	7/1/2003	6/1/2033	683.21	104,000.00	103,912.62	103,912.62	FXD
5373865	360	95.00	0.00	7.450	7/1/2003	6/1/2033	525.5	75,525.00	75,525.00	75,468.38	ARM
5373881	180	65.50	0.00	5.375	6/1/2003	5/1/2018	1,483.16	183,000.00	181,670.09	181,670.00	FXD
5373899	360	48.24	0.00	6.750	7/1/2003	6/1/2033	1,329.63	205,000.00	204,823.50	204,823.50	FXD
5373923	360	94.91	0.00	7.700	7/1/2003	6/1/2033	1,569.94	220,200.00	220,200.00	220,043.01	ARM
5373949	360	76.54	0.00	5.625	6/1/2003	5/1/2033	1,784.54	310,000.00	309,631.28	309,270.01	FXD
5373973	360	90.00	0.00	7.750	6/1/2003	5/1/2033	1,450.74	202,500.00	202,357.07	202,213.22	ARM
5373980	360	85.00	0.00	6.850	8/1/2003	7/1/2033	1,448.13	221,000.00	221,000.00	221,000.00	ARM
5373998	360	90.00	0.00	7.550	7/1/2003	6/1/2033	885.33	126,000.00	126,000.00	125,907.42	FXD
5374012	360	80.00	100.00	7.050	6/1/2003	5/1/2033	845.2	126,400.00	126,297.40	126,194.20	ARM
5374038	180	90.00	0.00	6.400	7/1/2003	6/1/2018	1,480.21	171,000.00	171,000.00	170,431.79	FXD
5374061	360	80.00	95.00	5.750	6/1/2003	5/1/2033	1,027.33	176,040.00	175,856.20	175,671.51	ARM
5374152	360	80.00	100.00	6.450	6/1/2003	5/1/2033	1,665.02	264,800.00	264,558.28	264,315.28	ARM
5374160	360	80.00	0.00	6.000	6/1/2003	5/1/2033	1,055.21	176,000.00	175,848.70	175,648.70	ARM
5374186	360	80.00	100.00	5.250	6/1/2003	5/1/2033	1,585.93	287,200.00	286,539.70	286,539.70	ARM
5374210	360	85.00	0.00	8.450	6/1/2003	5/1/2033	1,171.03	153,000.00	152,812.04	152,812.04	ARM
5374251	360	80.00	100.00	6.450	6/1/2003	5/1/2033	2,012.11	320,000.00	319,707.89	319,414.21	ARM
5374319	360	80.00	100.00	6.800	6/1/2003	5/1/2033	1,460.32	224,000.00	223,808.01	223,618.94	ARM
5374343	360	80.00	0.00	11.050	8/1/2003	7/1/2033	581.32	60,800.00	60,800.00	60,800.00	FXD
5374368	360	80.00	100.00	7.800	6/1/2003	5/1/2033	1,324.25	183,960.00	183,707.08	183,702.08	FXD
5374384	360	47.62	0.00	6.850	7/1/2003	6/1/2033	2,293.41	350,000.00	350,000.00	349,704.51	ARM
5374392	360	90.00	0.00	8.900	7/1/2003	6/1/2033	681.81	85,500.00	85,500.00	85,452.32	ARM
5374400	360	44.12	0.00	7.000	6/1/2003	5/1/2033	498.98	75,000.00	74,938.52	74,876.66	ARM
5374467	360	71.95	0.00	8.350	6/1/2003	5/1/2033	791.08	104,320.76	104,255.60	104,189.97	ARM
5374483	360	90.00	0.00	6.990	6/1/2003	5/1/2033	2,135.46	321,300.00	321,036.11	320,770.69	ARM
5374533	360	74.98	0.00	8.950	6/1/2003	5/1/2033	1,819.94	227,200.00	227,074.59	226,948.25	ARM
5374558	360	60.00	0.00	12.150	7/1/2003	6/1/2033	547.97	52,680.00	52,680.00	52,665.42	ARM
5374567	360	85.00	0.00	7.250	7/1/2003	6/1/2033	1,913.51	280,500.00	280,281.18	280,281.18	ARM
5374608	360	85.00	0.00	8.360	7/1/2003	6/1/2033	1,419.36	187,000.00	187,000.00	186,883.41	ARM
5374616	360	80.00	100.00	7.850	7/1/2003	6/1/2033	694.41	96,000.00	95,933.59	95,933.59	ARM
5374640	360	73.95	0.00	12.383	7/1/2003	6/1/2033	465.41	44,000.00	43,988.43	43,988.43	FXD
5374657	360	90.00	0.00	8.150	7/1/2003	6/1/2033	1,607.58	216,000.00	215,859.24	215,859.24	ARM
5374665	360	80.00	0.00	6.250	7/1/2003	6/1/2033	1,477.73	240,000.00	240,000.00	239,772.27	FXD
5374681	360	80.00	100.00	7.550	6/1/2003	5/1/2033	2,164.14	308,000.00	307,773.69	307,545.98	ARM
5374707	360	80.00	0.00	5.500	6/1/2003	5/1/2033	735.86	129,600.00	129,458.14	129,315.83	ARM
5374723	360	90.00	0.00	7.950	7/1/2003	6/1/2033	874.15	119,700.00	119,618.86	119,618.86	ARM
5374749	360	80.00	95.00	7.750	6/1/2003	5/1/2033	501.49	70,000.00	69,950.59	69,900.86	ARM
5374756	360	85.00	0.00	7.750	7/1/2003	6/1/2033	1,339.7	187,000.00	186,868.01	186,868.01	ARM
5374764	360	79.93	0.00	7.300	6/1/2003	5/1/2033	832.97	121,500.00	121,406.15	121,311.73	ARM
5374780	180	46.76	58.63	5.500	8/1/2003	7/1/2018	531.11	65,000.00	65,000.00	65,000.00	FXD
5374822	360	69.00	0.00	6.125	7/1/2003	6/1/2033	1,257.76	207,000.00	207,000.00	206,798.80	FXD
5374830	360	45.00	0.00	11.800	8/1/2003	7/1/2033	355.65	35,100.00	35,100.00	35,100.00	ARM
5374855	360	87.83	0.00	6.950	6/1/2003	5/1/2033	2,136.11	322,700.00	322,432.86	322,164.17	FXD
5374913	360	47.17	0.00	7.550	6/1/2003	5/1/2033	351.33	50,000.00	49,954.58	49,917.55	FXD
5374939	360	85.00	0.00	9.350	7/1/2003	6/1/2033	1,375.62	165,750.00	165,750.00	165,665.85	ARM
5374954	360	75.00	0.00	12.300	7/1/2003	6/1/2033	572.69	54,450.00	54,450.00	54,435.42	ARM
5374962	360	80.00	0.00	6.500	8/1/2003	7/1/2033	1,744.51	276,000.00	276,000.00	276,000.00	ARM
5374970	360	80.00	100.00	7.050	6/1/2003	5/1/2033	708.11	105,600.00	105,514.29	105,428.08	ARM
5374988	360	80.00	100.00	7.100	6/1/2003	5/1/2033	1,123.37	167,160.00	167,025.66	166,890.53	ARM
5375035	360	80.00	100.00	7.100	6/1/2003	5/1/2033	1,142.49	170,000.00	169,725.93	169,725.93	ARM
5375076	360	50.56	0.00	5.500	6/1/2003	5/1/2033	511.02	90,000.00	89,802.51	89,802.51	ARM
5375084	360	90.00	0.00	7.750	7/1/2003	6/1/2033	886.57	123,750.00	123,750.00	123,662.65	ARM
5375100	180	90.00	0.00	6.900	8/1/2003	7/1/2018	643.14	72,000.00	72,000.00	72,000.00	FXD
5375118	360	41.35	0.00	6.500	7/1/2003	6/1/2033	1,390.55	220,000.00	219,801.12	219,801.12	FXD
5375134	360	79.99	99.99	6.600	6/1/2003	5/1/2033	1,341.43	210,100.00	209,913.77	209,726.42	ARM

LOAN NUMBER	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5372382	4.900	12.200	6.200	1.000	1.000	6/1/2005	PURCHASE	6.200	Full	A	674	337,000.00	337,000	1	5/28/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5372326	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.875	Stated	AA	683	135,000.00	0	1	5/13/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5372404	6.250	13.901	7.901	1.000	1.000	5/1/2005	REFI-CASH OUT	7.901	Full	B-	536	130,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5372412	4.900	13.350	7.350	1.000	1.000	5/1/2005	PURCHASE	7.350	Stated	A	668	195,000.00	195,000	1	4/24/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5372420	5.990	14.550	8.550	1.000	1.000	5/1/2005	REFI-CASH OUT	8.550	Full	B	548	130,000.00	0	1	4/30/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5372438	4.990	11.600	5.600	1.000	1.000	6/1/2005	PURCHASE	5.600	Stated	A	688	371,000.00	371,000	1	5/30/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5372446	4.250	13.350	7.350	1.000	1.000	6/1/2005	REFI-CASH OUT	7.350	Stated	AA	677	230,000.00	0	1	5/16/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5372461	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.800	Full	A	674	162,000.00	0	1	5/8/2003	178	8/1/2003	Group I	6 MO LIBOR	6	N
5372479	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.500	Stated	AA	650	106,000.00	0	1	5/14/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5372495	4.990	11.850	5.850	1.000	1.000	5/1/2005	PURCHASE	5.850	Stated	A	735	260,000.00	257,500	1	4/29/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5372503	4.990	12.700	6.700	1.000	1.000	5/1/2005	PURCHASE	6.700	Full	A	738	130,000.00	130,000	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5372511	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.500	Stated	AA	650	118,000.00	0	1	5/14/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5372529	4.990	13.400	7.400	1.000	1.000	5/1/2005	PURCHASE	7.400	Full	A	617	86,800.00	86,800	1	4/30/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5372545	6.250	16.600	10.600	1.000	1.000	6/1/2005	REFI-CASH OUT	10.600	Full	B-	522	100,000.00	0	1	5/20/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5372552	4.990	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Stated	A	693	206,000.00	187,000	1	4/30/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5372560	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.500	Full	A	622	275,000.00	275,000	1	5/13/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5372586	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.850	Stated	A	686	170,000.00	169,500	1	4/25/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5372594	4.990	12.500	6.500	1.000	1.000	5/1/2005	PURCHASE	6.500	Stated	A	624	370,000.00	329,900	1	4/29/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5372651	5.750	12.900	6.900	1.000	1.000	5/1/2005	PURCHASE	6.900	Full	A-	537	189,000.00	189,000	1	5/6/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5372701	4.990	13.900	7.900	1.000	1.000	5/1/2005	REFI-CASH OUT	7.900	Full	A-	588	93,000.00	0	1	4/30/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5372743	4.990	12.550	6.550	1.000	1.000	5/1/2005	PURCHASE	6.550	Stated	A	642	238,000.00	238,000	1	4/30/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5372768	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.200	Stated	A	660	258,000.00	255,000	1	4/30/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5372776	5.990	13.950	7.950	1.000	1.000	5/1/2005	REFI-CASH OUT	7.950	Full	A	608	290,000.00	0	1	5/5/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5372800	5.750	14.550	8.550	1.000	1.000	5/1/2005	PURCHASE	8.550	Full	A-	561	354,900.00	354,900	1	5/6/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5372818	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.950	Stated	B	678	305,000.00	0	1	4/30/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5372834	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.500	Stated	AA	775	280,000.00	0	1	4/30/2003	178	8/1/2003	Group I	6 MO LIBOR	6	N
5372875	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.000	Stated	AA	659	70,000.00	0	1	5/19/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5372883	4.990	14.000	8.000	1.000	1.000	5/1/2005	PURCHASE	8.000	Stated	A	654	147,500.00	147,500	1	4/30/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5372917	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.250	Full	AA	710	175,000.00	0	1	4/29/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5372941	8.750	17.700	11.700	1.000	1.000	5/1/2005	REFI-NO CASHOUT	11.700	Full	D	510	117,000.00	0	1	4/30/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5372958	4.250	13.400	7.400	1.000	1.000	6/1/2005	REFI-NO CASHOUT	7.400	Full	AA	667	212,000.00	0	1	5/12/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5372990	0.000	0.000	0.000	0.000	0.000		PURCHASE	9.850	Full	B	520	73,500.00	73,500	1	5/22/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5373006	5.990	16.750	10.750	1.000	1.000	5/1/2005	REFI-CASH OUT	10.750	Full	B	523	120,000.00	0	1	4/29/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5373014	4.990	11.750	5.750	1.000	1.000	5/1/2005	REFI-CASH OUT	5.750	Stated	A	668	226,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5373030	4.960	14.500	8.500	1.000	1.000	6/1/2005	PURCHASE	8.500	Full	A-	597	68,000.00	68,000	1	5/5/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5373048	5.750	14.250	8.250	1.000	1.000	6/1/2005	REFI-CASH OUT	8.250	Stated	A-	508	223,000.00	0	1	5/22/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5373097	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.900	Stated	AA	665	120,400.00	0	1	5/23/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5373105	4.750	13.750	7.750	1.000	1.000	7/1/2005	PURCHASE	7.750	Full	AA	682	210,000.00	200,000	1	6/19/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5373121	4.990	13.525	7.525	1.000	1.000	6/1/2005	REFI-CASH OUT	7.525	Full	A-	603	225,000.00	0	1	5/27/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5373139	4.250	11.250	5.250	1.000	1.000	6/1/2005	PURCHASE	5.250	Stated	AA	678	340,000.00	339,000	1	5/14/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5373147	5.990	17.250	11.250	1.000	1.000	6/1/2005	REFI-CASH OUT	11.250	Full	B	462	88,500.00	0	1	5/27/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5373170	4.990	14.350	8.350	1.000	1.000	6/1/2005	PURCHASE	8.350	Stated	A-	582	320,000.00	320,000	1	5/13/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5373188	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	10.050	Stated	A-	529	65,000.00	0	1	5/1/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5373212	5.750	16.350	10.350	1.000	1.000	6/1/2005	REFI-CASH OUT	10.350	Full	B-	514	40,000.00	0	1	5/8/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5373220	4.250	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Full	AA	831	325,000.00	325,000	1	4/30/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5373238	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.000	Stated	AA	659	69,000.00	0	1	5/21/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5373246	4.990	13.650	7.650	1.000	1.000	5/1/2005	PURCHASE	7.650	Stated	A	682	107,000.00	103,500	1	4/30/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5373253	6.750	17.750	11.750	1.000	1.000	6/1/2005	REFI-CASH OUT	11.750	Full	D	508	155,000.00	0	1	5/22/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5373279	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.900	Full	A	620	140,000.00	0	1	5/2/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5373303	5.750	15.900	8.900	1.000	1.000	6/1/2005	REFI-CASH OUT	8.900	Full	A-	543	55,000.00	0	1	5/15/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5373360	5.990	15.150	9.150	1.000	1.000	5/1/2005	REFI-CASH OUT	9.150	Stated	B	410	62,000.00	0	1	4/30/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5373378	5.950	16.100	10.100	1.000	1.000	6/1/2005	PURCHASE	10.100	Stated	B	563	119,000.00	119,000	1	5/22/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5373386	4.990	13.400	7.400	1.000	1.000	5/1/2005	PURCHASE	7.400	Stated	A	653	279,000.00	275,400	1	4/25/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5373410	4.990	13.050	7.050	1.000	1.000	7/1/2005	PURCHASE	7.050	Stated	A	645	289,000.00	249,900	1	6/18/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5373428	4.250	12.000	6.000	1.000	1.000	5/1/2005	REFI-CASH OUT	6.000	Stated	AA	734	375,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5373444	4.990	13.350	7.350	1.000	1.000	5/1/2005	PURCHASE	7.350	Stated	A	630	125,000.00	123,900	1	4/30/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5373469	4.960	12.350	6.350	1.000	1.000	6/1/2005	PURCHASE	6.350	Full	A	634	128,000.00	125,000	1	5/20/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5373485	4.990	12.600	6.600	1.000	1.000	6/1/2005	PURCHASE	6.600	Full	A	603	186,000.00	186,000	1	5/9/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5373527	4.990	13.750	7.750	1.000	1.000	6/1/2005	PURCHASE	7.750	Stated	A	640	167,000.00	167,000	1	5/7/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5373543	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.100	Stated	AA	645	205,000.00	0	1	5/29/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5373550	4.990	13.350	7.350	1.000	1.000	5/1/2005	PURCHASE	7.350	Stated	A	672	286,000.00	286,000	1	4/30/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5373568	5.990	14.990	8.990	1.000	1.000	5/1/2005	REFI-CASH OUT	8.990	Full	B	494	123,000.00	0	1	4/30/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5373576	4.250	12.500	6.500	1.000	1.000	6/1/2005	PURCHASE	6.500	Stated	AA	748	276,000.00	276,000	1	5/29/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5373600	5.750	14.400	8.400	1.000	1.000	7/1/2005	REFI-NO CASHOUT	8.400	Stated	A-	568	155,000.00	0	1	6/20/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5373675	5.990	15.350	9.350	1.000	1.000	6/1/2005	REFI-CASH OUT	9.350	Full	B	503	340,000.00	0	1	5/29/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5373683	4.250	12.625	6.625	1.000	1.000	6/1/2005	REFI-CASH OUT	6.625	Full	AA	682	255,000.00	0	1	5/12/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5373691	4.990	13.600	7.600	1.000	1.000	5/1/2005	PURCHASE	7.600	Stated	A	672	230,000.00	213,000	1	5/1/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5373717	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.625	Full	AA	623	190,000.00	0	1	5/1/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5373766	5.990	16.300	10.300	1.000	1.000	5/1/2005	REFI-CASH OUT	10.300	Full	B	530	128,000.00	0	1	5/8/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5373782	5.990	15.550	9.550	1.000	1.000	6/1/2005	REFI-CASH OUT	9.550	Full	B	498	76,000.00	0	1	5/5/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5373790	4.250	12.600	6.600	1.000	1.000	6/1/2005	REFI-NO CASHOUT	6.600	Full	AA	624	185,000.00	0	1	5/15/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5373816	8.750	15.900	9.900	1.000	1.000	7/1/2005	REFI-NO CASHOUT	9.900	Stated	B	548	57,980.00	0	1	6/23/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5373824	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.875	Stated	AA	654	130,000.00	0	1	5/14/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5373865	4.250	13.450	7.450	1.000	1.000	6/1/2005	PURCHASE	7.450	Stated	AA	690	80,000.00	79,500	1	5/27/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5373881	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.375	Stated	AA	654	278,000.00	0	1	5/6/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5373899	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Stated	AA	639	425,000.00	0	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5373923	4.250	13.700	7.700	1.000	1.000	6/1/2005	REFI-NO CASHOUT	7.700	Stated	AA	674	232,000.00	0	1	5/28/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5373949	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.625	Full	AA	641	405,000.00	0	1	5/5/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5373973	4.250	13.750	7.750	1.000	1.000	5/1/2005	PURCHASE	7.750	Full	AA	748	230,000.00	225,000	1	5/6/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5373980	4.250	12.850	6.850	1.000	1.000	7/1/2005	REFI-NO CASHOUT	6.850	Full	AA	656	260,000.00	0	1	6/24/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5373998	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.550	Stated	AA	660	140,000.00	0	1	5/16/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5374012	4.990	13.050	7.050	1.000	1.000	5/1/2005	PURCHASE	7.050	Full	A	624	158,000.00	158,000	1	5/2/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5374038	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.400	Stated	AA	734	190,000.00	0	1	5/12/2003	179	8/1/2003	Group I	6 MO LIBOR	6	N
5374061	4.250	11.750	5.750	1.000	1.000	5/1/2005	PURCHASE	5.750	Stated	AA	645	220,050.00	220,050	1	5/2/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5374152	4.990	12.450	6.450	1.000	1.000	5/1/2005	PURCHASE	6.450	Stated	A	660	331,000.00	331,000	1	5/6/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5374160	4.250	12.000	6.000	1.000	1.000	5/1/2005	PURCHASE	6.000	Stated	AA	720	225,000.00	220,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5374186	4.990	11.250	5.250	1.000	1.000	5/1/2005	PURCHASE	5.250	Stated	A	763	359,000.00	359,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5374210	5.750	14.450	8.450	1.000	1.000	5/1/2005	REFI-NO CASHOUT	8.450	Full	A-	571	180,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5374251	4.990	12.450	6.450	1.000	1.000	5/1/2005	PURCHASE	6.450	Stated	A	670	401,000.00	400,000	1	4/28/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5374319	4.950	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE	6.800	Full	A	742	280,000.00	280,000	1	5/2/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5374343	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	11.050	Full	B	496	76,000.00	0	1	6/5/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5374368	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.800	Full	A	672	230,000.00	229,950	1	5/2/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5374384	4.950	12.850	6.850	1.000	1.000	6/1/2005	REFI-CASH OUT	6.850	Stated	A	687	735,000.00	0	1	5/30/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5374392	5.750	14.900	8.900	1.000	1.000	6/1/2005	REFI-NO CASHOUT	8.900	Full	A-	674	95,000.00	0	1	6/10/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5374400	4.950	13.000	7.000	1.000	1.000	5/1/2005	PURCHASE	7.000	Full	A	650	170,000.00	170,000	1	5/2/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5374467	5.750	14.350	8.350	1.000	1.000	5/1/2005	REFI-CASH OUT	8.350	Stated	A-	554	145,000.00	0	1	5/8/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5374483	4.990	12.990	6.990	1.000	1.000	5/1/2005	REFI-CASH OUT	6.990	Full	A-	570	357,000.00	0	1	4/30/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5374533	6.750	14.950	8.950	1.000	1.000	5/1/2005	REFI-CASH OUT	8.950	Full	C	567	303,000.00	0	1	4/30/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5374558	8.750	18.150	12.150	1.000	1.000	6/1/2005	REFI-NO CASHOUT	12.150	Limited	D	624	87,800.00	0	1	5/23/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5374567	5.750	13.250	7.250	1.000	1.000	6/1/2005	REFI-CASH OUT	7.250	Full	A-	549	330,000.00	0	1	5/28/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5374608	5.990	14.360	8.360	1.000	1.000	6/1/2005	REFI-CASH OUT	8.360	Full	B	519	220,000.00	0	1	6/10/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5374616	4.990	13.850	7.850	1.000	1.000	6/1/2005	PURCHASE	7.850	Stated	A	664	120,000.00	120,000	1	5/28/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5374640	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	12.383	Full	B	498	59,500.00	0	1	5/14/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5374657	5.750	15.150	8.150	3.000	1.000	6/1/2005	REFI-NO CASHOUT	8.150	Full	A-	549	240,000.00	0	1	5/23/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5374665	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.250	Stated	AA	715	300,000.00	0	1	5/30/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5374681	4.950	13.550	7.550	1.000	1.000	5/1/2005	PURCHASE	7.550	Stated	A	728	385,000.00	385,000	1	5/2/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5374707	4.250	11.500	5.500	1.000	1.000	5/1/2005	PURCHASE	5.500	Stated	AA	728	162,000.00	162,000	1	5/1/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5374723	4.990	13.950	7.950	1.000	1.000	6/1/2005	REFI-CASH OUT	7.950	Full	A	634	133,000.00	0	1	6/2/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5374749	5.990	13.750	7.750	1.000	1.000	5/1/2005	PURCHASE	7.750	Stated	B	649	88,000.00	87,500	1	4/29/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5374756	5.950	13.750	7.750	1.000	1.000	6/1/2005	REFI-CASH OUT	7.750	Full	B	523	220,000.00	0	1	6/6/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5374764	4.850	13.300	7.300	1.000	1.000	5/1/2005	REFI-CASH OUT	7.300	Stated	A	652	152,000.00	0	1	5/7/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5374780	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.500	Stated	A	848	139,000.00	0	1	6/18/2003	180	7/1/2003	Group I	6 MO LIBOR	6	N
5374822	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.125	Stated	AA	665	300,000.00	0	1	5/22/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5374830	6.750	17.800	11.800	1.000	1.000	7/1/2005	REFI-CASH OUT	11.800	Stated	C	527	78,000.00	0	1	6/27/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5374855	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.950	Full	A	657	367,000.00	0	1	4/30/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5374913	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.550	Stated	A-	576	106,000.00	0	1	5/7/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5374939	5.990	15.350	9.350	1.000	1.000	6/1/2005	PURCHASE	9.350	Full	B	521	212,000.00	195,000	1	5/28/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5374954	6.750	18.300	12.300	1.000	1.000	6/1/2005	REFI-CASH OUT	12.300	Full	C	523	72,600.00	0	1	5/8/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5374962	4.250	12.500	6.500	1.000	1.000	7/1/2005	REFI-CASH OUT	6.500	Full	AA	659	345,000.00	0	1	6/16/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5374970	4.990	13.050	7.050	1.000	1.000	5/1/2005	PURCHASE	7.050	Stated	A	658	132,000.00	132,000	1	4/29/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5374988	4.990	13.100	7.100	1.000	1.000	5/1/2005	PURCHASE	7.100	Full	A	622	209,000.00	208,950	1	5/1/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
5375035	4.990	13.100	7.100	1.000	1.000	5/1/2005	PURCHASE	7.100	Stated	A	692	212,500.00	212,500	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5375076	4.250	11.500	5.500	1.000	1.000	5/1/2005	REFI-NO CASHOUT	5.500	Stated	AA	650	178,000.00	0	1	5/8/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5375084	4.250	13.750	7.750	1.000	1.000	6/1/2005	PURCHASE	7.750	Full	AA	682	138,000.00	137,500	1	5/8/2003	359	8/1/2003	Group I	6 MO LIBOR	6	N
5375100	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.900	Stated	AA	704	104,000.00	80,000	1	6/27/2003	180	7/1/2003	Group I	6 MO LIBOR	6	N
5375118	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Full	AA	656	455,000.00	0	1	5/16/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5375134	4.990	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600	Stated	A	730	265,000.00	262,650	1	5/1/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.279 WA Rate — 11,780 Loan Count
353.77 WA Rterm — $ 2,300,000,305.17 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PMT	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE
5375159	74527605	WARREN	17370 HIGH ROAD	SONOMA	CA	95476	OWNER-OCC	SFR	360	23.18	0.00	5.625	7/1/2003	6/1/2033	1,174.34	204,000.00	204,000.00	203,781.91	ARM
5375167	74527613	GALANTE	23 S MAIN ST	NEWTOWN	CT	6470	OWNER-OCC	SFR	360	80.00	0.00	6.000	6/1/2003	5/1/2033	1,237.46	206,400.00	206,184.52	205,969.01	FXD
5375175	74527621	SCHIFFER	150 VALLEY VIEW AVENUE	FELTON	CA	95018	OWNER-OCC	SFR	360	90.00	0.00	6.400	6/1/2003	5/1/2033	1,660.72	265,500.00	264,908.84	264,908.84	ARM
5375191	74527647	VERA	941 KINGWOOD STREET	SANTA ROSA	CA	95401	OWNER-OCC	SFR	360	80.00	100.00	6.600	6/1/2003	5/1/2033	1,430.6	224,000.00	223,801.40	223,601.71	ARM
5375217	74527662	MAGEE	8234 LAGUNA VILLA WAY	ELK GROVE	CA	95758	OWNER-OCC	SFR	360	63.29	0.00	7.550	6/1/2003	5/1/2033	1,053.97	150,000.00	149,778.67	148,778.87	ARM
5375225	74527670	MALICK	2600 NORTH ST	POLLACK PINES	CA	95726	OWNER-OCC	SFR	360	83.33	0.00	6.000	7/1/2003	6/1/2033	899.33	150,000.00	150,000.00	149,850.87	ARM
5375241	74527688	MALIKEN	3464 ERNEST DR	TRACY	CA	95376	OWNER-OCC	SFR	360	80.00	100.00	6.550	6/1/2003	5/1/2033	1,616.36	254,400.00	253,843.24	253,843.24	ARM
5375282	74527938	SILVA III	4901 TRENTON STREET	OAKLEY	CA	94561	OWNER-OCC	SFR	360	50.00	0.00	6.400	7/1/2003	6/1/2033	1,801.46	258,000.00	258,000.00	257,734.54	ARM
5375332	74527967	FOLMAR	83 ARTHUR ROAD	GARBERVILLE	CA	95542	OWNER-OCC	SFR	360	87.11	0.00	6.550	7/1/2003	6/1/2033	1,245.31	196,000.00	196,000.00	195,824.52	FXD
5375340	74527995	PROVOST	1012 W 23RD STREET	HOUSTON	TX	77008	OWNER-OCC	SFR	240	57.69	0.00	9.500	7/1/2003	6/1/2023	576.52	60,000.00	60,000.00	59,920.88	FXD
5375357	74634106	SANTILLAN	32 STEWART AVE	FREEDOM	CA	95019	OWNER-OCC	SFR	360	80.00	100.00	6.600	7/1/2003	6/1/2033	1,430.6	224,000.00	224,000.00	223,801.40	ARM
5375365	74528019	PURCELL	7677 IRONWOOD DRIVE	DUBLIN	CA	94568	OWNER-OCC	SFR	360	80.00	100.00	6.300	7/1/2003	6/1/2033	1,782.65	288,000.00	287,457.38	287,729.35	ARM
5375407	74528050	REBELLO	300 W 23RD STREET	MERCED	CA	95340	OWNER-OCC	SFR	360	80.00	95.00	6.375	7/1/2003	6/1/2033	923.33	148,000.00	148,000.00	147,863.82	FXD
5375415	74528068	VALENCIA	1300 SCOTT ST	SAN JOSE	CA	95126	OWNER-OCC	SFR	360	75.00	0.00	6.375	7/1/2003	6/1/2033	1,965.2	315,000.00	315,000.00	314,708.24	FXD
5375522	74528175	VAQUENTY	6019 SPANISH OAK DRIVE	PASADENA	TX	77505	OWNER-OCC	SFR	360	85.00	0.00	7.850	7/1/2003	6/1/2033	1,045.22	144,500.00	144,500.00	144,400.05	FXD
5375530	74528183	OSORIO	1849 WEST STREET	HAYWARD	CA	94545	OWNER-OCC	SFR	360	80.00	100.00	6.550	6/1/2003	5/1/2033	1,804.43	284,000.00	283,490.09	283,490.08	ARM
5375589	74528233	GUARNEROS PEREZ	238 N 25TH ST	SAN JOSE	CA	95116	OWNER-OCC	SFR	360	80.00	100.00	6.800	6/1/2003	5/1/2033	1,940.13	297,600.00	297,091.10	297,091.10	ARM
5375613	74528266	PLETZ	1321 SCOTTSDALE AVE	COLUMBUS	OH	43235	OWNER-OCC	SFR	360	79.81	0.00	8.550	7/1/2003	6/1/2033	1,130.85	146,400.00	146,312.21	146,312.21	ARM
5375639	74528282	CAMACHO	315 GARDEN STREET	EAST PALO ALTO	CA	94303	OWNER-OCC	SFR	360	85.00	0.00	8.350	7/1/2003	6/1/2033	2,417.11	318,750.00	318,750.00	318,550.86	ARM
5375696	74528340	LEGASPI	14564 WILLOWGREEN LANE	LOS ANGELES	CA	91342	OWNER-OCC	CONDO	360	80.00	95.00	5.750	7/1/2003	6/1/2033	1,668.72	285,520.00	285,271.90	285,271.90	ARM
5375712	74528365	GARCIA	14236 SW 158 PLACE	MIAMI	FL	33196	OWNER-OCC	SFR	360	80.00	100.00	6.200	6/1/2003	5/1/2033	1,423.83	232,472.00	232,248.28	232,025.42	ARM
5375738	74528381	RICHARD	43617 STANRIDGE AVE	LANCASTER	CA	93535	NON OWNER	PUD	180	77.78	0.00	9.850	7/1/2003	6/1/2018	589.45	56,000.00	56,000.00	55,860.48	FXD
5375753	74528407	POWELL	8704 TIGRIS TRAIL	FORT WORTH	TX	76118	OWNER-OCC	SFR	360	85.00	0.00	8.275	6/1/2003	5/1/2033	780.89	103,700.00	103,634.21	103,567.56	ARM
5375761	74528415	GOMEZ	3910 FOREST ISLAND	SAN ANTONIO	TX	78230	OWNER-OCC	PUD	360	80.00	100.00	6.600	6/1/2003	5/1/2033	1,098.5	172,000.00	171,694.16	171,634.16	ARM
5375779	74528423	NULL	701 REINERMAN ST	HOUSTON	TX	77007	OWNER-OCC	PUD	360	80.00	92.64	5.700	6/1/2003	5/1/2033	1,255.3	216,282.00	215,780.30	215,780.30	ARM
5375787	74528431	PARR	606 HIGH POINT TERRACE	MEMPHIS	TN	38122	NON OWNER	SFR	360	76.52	0.00	7.000	6/1/2003	5/1/2033	671.96	101,000.00	100,917.21	100,833.93	FXD
5375803	74528456	WAGNER	7231 MIAMI STREET	HUMBLE	TX	77396	OWNER-OCC	SFR	360	75.00	0.00	8.050	7/1/2003	6/1/2033	370.47	50,250.00	50,250.00	50,216.82	FXD
5375811	74528464	STAINES	22514 LAKEWAY DRIVE	SPRING	TX	77373	OWNER-OCC	SFR	360	80.00	95.00	6.000	6/1/2003	5/1/2033	709.87	118,400.00	118,183.67	116,183.67	ARM
5375829	74528472	GOMEZ	843 E 6TH STREET	POMONA	CA	91766	OWNER-OCC	SFR	360	90.00	0.00	6.960	8/1/2003	7/1/2033	966.94	148,500.00	148,500.00	148,500.00	FXD
5375845	74528498	FAVELA	3837 ULATILLA STREET	DENVER	CO	80211	OWNER-OCC	SFR	360	75.00	0.00	9.850	6/1/2003	5/1/2033	1,572.72	181,500.00	181,417.08	181,333.50	ARM
5375860	74528514	FRANCIS	5074 EGLISE AVE	DOWNEY	CA	90240	OWNER-OCC	SFR	360	75.00	0.00	6.625	6/1/2003	5/1/2033	1,800.86	281,250.00	280,752.33	280,752.33	FXD
5375902	74528555	REDERICK III	3664 B[illegible] AVE	CINCINNATI	OH	45248	OWNER-OCC	SFR	360	80.00	100.00	8.050	7/1/2003	6/1/2033	601.6	81,600.00	81,545.80	81,545.83	ARM
5375928	74528571	SCHERER	706 W BIRCH COURT	LOUISVILLE	CO	80027	OWNER-OCC	SFR	360	80.00	100.00	6.100	6/1/2003	5/1/2033	1,573.16	259,600.00	259,346.47	259,091.65	ARM
5375944	74528597	DAVIS	R 318 4TH AVENUE	SCRANTON	PA	18504	NON OWNER	SFR	360	90.00	0.00	8.150	7/1/2003	6/1/2033	267.93	36,000.00	35,976.54	35,976.54	FXD
5375969	74528612	TRINIDAD	11607 STANGATE STREET	LAKEWOOD	CA	90715	OWNER-OCC	SFR	360	80.00	0.00	6.600	6/1/2003	5/1/2033	1,532.78	240,000.00	239,787.21	239,573.25	FXD
5375985	74528639	POLADSKY	4778 DECATUR STREET	DENVER	CO	80211	NON OWNER	SFR	360	78.57	0.00	7.000	6/1/2003	5/1/2033	893.84	134,350.00	134,239.87	134,129.10	FXD
5376003	74528647	CORSO	321 & 323 FIRMIN STREET	LOS ANGELES	CA	90026	OWNER-OCC	2-4 UNITS	360	80.00	100.00	6.100	7/1/2003	6/1/2033	1,265.32	208,800.00	208,800.00	208,596.08	ARM
5376025	74528670	REYNAGA	2721 COMMODORE STREET	LOS ANGELES	CA	90032	OWNER-OCC	SFR	360	77.56	0.00	5.750	7/1/2003	6/1/2033	927.89	159,000.00	158,543.38	158,710.76	FXD
5376041	74528696	BROWN	1164 EAST 10TH STREET #110A	LONG BEACH	CA	90813	OWNER-OCC	CONDO	360	90.00	0.00	6.750	7/1/2003	6/1/2033	671.1	103,500.00	103,500.00	103,410.89	ARM
5376116	74528781	OLVERA	21009 HACIENDA DRIVE	TEHACHAPI	CA	93561	2ND HOME	SFR	360	85.00	0.00	7.350	6/1/2003	5/1/2033	691.04	100,300.00	100,146.13	100,146.13	FXD
5376157	74528803	TOWNSLEY	2247 W HYACINTH ROAD	LITTLETON	CO	80129	OWNER-OCC	PUD	360	80.00	100.00	5.950	7/1/2003	6/1/2033	1,183.14	198,400.00	198,200.50	198,200.50	ARM
5376165	74528811	PARR	600 HIGH POINT TERRACE	MEMPHIS	TN	38122	NON OWNER	SFR	360	75.00	0.00	7.000	6/1/2003	5/1/2033	698.57	105,000.00	104,913.93	104,827.36	FXD
5376215	74528860	HUNTER HAMILTON	607 DOROTHY DRIVE	CHARLOTTE	NC	28203	OWNER-OCC	SFR	360	70.00	0.00	9.900	6/1/2003	5/1/2033	913.71	105,000.00	104,952.54	104,904.69	ARM
5376223	74528878	PAYNE	42 OAKLAND COURT	RACELAND	KY	41169	OWNER-OCC	SFR	360	90.00	0.00	7.800	6/1/2003	5/1/2033	362.62	50,400.00	50,029.33	50,029.33	FXD
5376231	74528886	FITZGERALD JR	1937 GREENFIELD ROAD	AFTON	VA	22920	OWNER-OCC	MANUMODL	360	85.00	0.00	7.550	8/1/2003	7/1/2033	686.84	97,750.00	97,750.00	97,750.00	FXD
5376306	74528951	JAMESON	718 W MULBERRY STREET #21	DENTON	TX	76201	OWNER-OCC	CONDO	360	80.00	100.00	6.950	6/1/2003	5/1/2033	407.78	61,600.00	61,549.01	61,497.72	ARM
5376371	74529025	MIRZA	10628 YORKSPRING DR	DALLAS	TX	75218	OWNER-OCC	SFR	360	80.00	0.00	9.750	6/1/2003	5/1/2033	1,450.76	168,800.00	168,721.24	168,641.84	ARM
5376405	74529058	VINEYARD	7806 E COUNTY ROAD 405	ALVARADO	TX	76009	OWNER-OCC	SFR	360	80.00	100.00	8.850	6/1/2003	5/1/2033	317.54	40,000.00	39,977.45	39,954.74	ARM
5376447	74529090	BABY	147 34 87TH AVE	JAMAICA	NY	11435	OWNER-OCC	2-4 UNITS	360	90.00	90.22	8.300	8/1/2003	7/1/2033	2,975.37	394,200.00	394,200.00	394,200.00	FXD
5376496	74529140	WESSON	499 COUNTY ROAD 608	JEMISON	AL	35085	OWNER-OCC	MANUMODL	360	65.68	0.00	8.500	8/1/2003	7/1/2033	661.27	86,000.00	86,000.00	86,000.00	ARM
5376538	74529181	COPELAND	110 WANATCHEE STREET	LOCHBUIE	CO	80603	OWNER-OCC	MANUMODL	360	85.00	0.00	9.990	6/1/2003	5/1/2033	1,296.84	147,900.00	147,834.43	147,768.31	ARM
5376595	74529249	HOUSE	121 BRECKENRIDGE TERRACE	PEARCY	AR	71964	OWNER-OCC	MANUMODL	360	84.55	0.00	9.600	6/1/2003	5/1/2033	709.91	83,700.00	83,619.06	83,619.06	ARM
5376611	74529264	DEJESUS	8532 MARBLE CREEK LOOP	AUSTIN	TX	78747	OWNER-OCC	PUD	360	80.00	99.99	7.800	6/1/2003	5/1/2033	773.73	107,481.00	107,257.53	107,257.53	ARM
5376637	74529280	FISHER	3313 ROSE ST	BOZEMAN	MT	59718	OWNER-OCC	SFR	360	90.00	0.00	7.750	6/1/2003	5/1/2033	1,095.34	152,892.00	152,675.48	152,675.48	ARM
5376645	74529298	OHARE	2775 MARLIN CT #2	BOZEMAN	MT	59718	OWNER-OCC	CONDO	360	80.00	100.00	7.100	6/1/2003	5/1/2033	701.07	104,320.00	104,236.10	104,151.82	ARM
5376652	74529306	LAMAR	1645 ARLINGTON AVENUE	COLUMBUS	OH	43211	OWNER-OCC	SFR	360	80.00	100.00	10.850	6/1/2003	5/1/2033	601.5	63,920.00	63,896.44	63,872.67	ARM
5376678	74529322	MCCARROLL	21875 45TH AVE COURT EAST	SPANAWAY	WA	98387	OWNER-OCC	SFR	360	80.00	100.00	7.750	6/1/2003	5/1/2033	939.63	131,160.00	131,067.42	130,974.25	ARM
5376694	74529348	CAPLE	4918 178TH AVENUE E	SUMNER	WA	98390	OWNER-OCC	SFR	360	70.00	0.00	7.950	8/1/2003	7/1/2033	1,211.54	165,900.00	165,900.00	165,674.35	FXD
5376702	74529355	FREGOSO	2518 E TERRACE ST	ANAHEIM	CA	92806	OWNER-OCC	2-4 UNITS	360	67.41	0.00	7.050	6/1/2003	5/1/2033	2,433.94	364,000.00	363,704.56	363,407.38	ARM
5376710	74529363	WILLIAMS	25802 54TH AVENUE COURT E	GRAHAM	WA	98338	OWNER-OCC	MANUMODL	360	80.00	0.00	9.350	6/1/2003	5/1/2033	790.1	95,200.00	95,151.67	95,102.98	ARM
5376744	74529389	HANNA	27 RICKER LANE	WATERBORO	ME	4087	OWNER-OCC	SFR	360	85.00	0.00	7.900	7/1/2003	6/1/2033	605.43	83,300.00	83,300.00	83,242.96	ARM
5376777	74529413	BLYTHE	1298 TILLERY ROAD	PERRIN	TX	76486	OWNER-OCC	SFR	360	80.00	0.00	7.900	7/1/2003	6/1/2033	1,206.5	166,000.00	166,000.00	165,886.33	FXD
5376793	74529439	HARRIS	7419 FARRALONE AVENUE	LOS ANGELES	CA	91303	OWNER-OCC	SFR	360	80.00	100.00	6.500	7/1/2003	6/1/2033	1,572.59	248,800.00	248,575.08	248,575.08	ARM
5376801	74529447	SERRANO SR	102 N 25TH AVENUE	GREELEY	CO	80631	NON OWNER	SFR	360	65.00	0.00	10.550	6/1/2003	5/1/2033	549.28	59,800.00	59,776.48	59,752.75	ARM
5376819	74529454	EVANS	2662 BEAUMONT COURT	CLEARWATER	FL	33761	OWNER-OCC	PUD	360	90.00	0.00	7.300	6/1/2003	5/1/2033	1,721.47	251,100.00	250,906.05	250,710.93	FXD
5376835	74529470	ROMERO	12701 CALLE CEREZA NE	ALBUQUERQUE	NM	87111	OWNER-OCC	SFR	360	90.00	0.00	9.700	6/1/2003	5/1/2033	2,001.84	234,000.00	233,889.66	233,778.43	ARM
5376843	74529488	MENDENHALL	1810 NE BROWNS POINT BLVD	TACOMA	WA	98422	OWNER-OCC	SFR	360	80.00	0.00	9.350	6/1/2003	5/1/2033	1,825.86	220,000.00	219,775.75	219,775.75	ARM
5376868	74529504	RAUSDEEN	22915 SHERMAN WAY	WEST HILLS	CA	91307	OWNER-OCC	SFR	360	45.00	0.00	5.875	7/1/2003	6/1/2033	905.06	153,000.00	153,000.00	152,844.00	FXD
5376876	74529512	ARROYO	178 E NEW YORK AVE	VALLEY STREAM	NY	11580	OWNER-OCC	2-4 UNITS	360	80.00	100.00	7.350	7/1/2003	6/1/2033	1,959.93	284,480.00	284,480.00	284,262.45	FXD
5376918	74529553	BAYLOR	3445 OMAHA TERRACE	NAPERVILLE	IL	60564	OWNER-OCC	SFR	360	90.00	0.00	10.400	6/1/2003	5/1/2033	2,082.19	229,500.00	229,406.81	229,312.81	ARM
5376926	74529561	JACKSON	6650 JENKINS STREET	CHEYENNE	WY	82009	NON OWNER	MANUMODL	360	80.00	0.00	6.800	7/1/2003	6/1/2033	464.18	71,200.00	71,200.00	71,139.29	ARM
5376942	74529587	DOMINGUEZ	3505 W ILLINOIS AVENUE	MIDLAND	TX	79703	OWNER-OCC	SFR	360	85.00	100.00	10.800	7/1/2003	6/1/2033	477.95	51,000.00	51,000.00	50,981.01	ARM
5376975	74529611	ALMERICO	6752 POLEY CREEK DRIVE	LAKELAND	FL	33811	OWNER-OCC	SFR	360	85.01	0.00	9.800	6/1/2003	5/1/2033	1,738.17	201,450.00	201,357.01	201,263.26	ARM
5376983	74529629	RIOS	1836 S STUART STREET	DENVER	CO	80219	OWNER-OCC	SFR	360	85.00	0.00	8.450	6/1/2003	5/1/2033	962.04	153,000.00	152,860.34	152,719.92	FXD
5377007	74529645	MC ADOW	24533 TUSCOLA CIRCLE	MURRIETA	CA	92562	OWNER-OCC	SFR	360	80.00	90.00	5.250	7/1/2003	6/1/2033	1,082.33	196,000.00	196,000.00	195,775.18	ARM
5377015	74529652	ANGUIO	885 DE LEON DRIVE	EL PASO	TX	79912	OWNER-OCC	SFR	360	80.00	100.00	8.800	6/1/2003	5/1/2033	783.56	99,200.00	99,086.60	99,066.60	FXD
5377023	74529660	GLADSON	174 TAMMY LANE	BRANDENBURG	KY	40108	OWNER-OCC	MANUMODL	360	90.01	95.00	8.400	6/1/2003	5/1/2033	651.36	85,500.00	85,447.12	85,393.87	ARM
5377031	74529678	EISENHOUR	ROUTE 1 BOX 327	FRED	TX	77616	OWNER-OCC	SFR	360	80.00	100.00	7.150	8/1/2003	7/1/2033	361.75	53,560.00	53,560.00	53,560.00	ARM
5377049	74529686	WILSON	1216 BIRCH CIRCLE	ROOSEVELT	UT	84066	OWNER-OCC	SFR	360	80.00	100.00	7.100	6/1/2003	5/1/2033	505.37	75,200.00	75,139.56	75,078.77	ARM
5377056	74529694	ELSNER	168 E PLACID AVE	GLENDALE HEIGHTS	IL	60139	OWNER-OCC	SFR	360	50.94	0.00	6.550	6/1/2003	5/1/2033	692.54	109,000.00	108,902.42	108,804.31	ARM
5377106	74529744	CARNES	6619 RIO BRAVO GROVE	COLORADO SPRINGS	CO	80922	OWNER-OCC	PUD	360	80.00	100.00	6.500	6/1/2003	5/1/2033	697.81	110,400.00	110,300.19	110,199.84	ARM
5377130	74529777	NWAEKEKE	10520 HAAS AVENUE	LOS ANGELES	CA	90047	OWNER-OCC	2-4 UNITS	360	80.00	100.00	6.600	6/1/2003	5/1/2033	1,241.56	194,400.00	194,054.33	194,054.33	ARM
5377148	74529785	CRUZ	1218 S 15TH STREET	SUNNYSIDE	WA	98944	OWNER-OCC	SFR	360	82.86	0.00	10.100	7/1/2003	6/1/2033	513.29	58,000.00	57,974.88	57,974.85	FXD
5377155	74529793	ALDE	3718 SW 110TH ST	SEATTLE	WA	98146	OWNER-OCC	SFR	360	80.00	0.00	7.550	7/1/2003	6/1/2033	1,377.18	196,000.00	196,000.00	195,855.99	ARM
5377189	74529827	HURST	1361 BOILING SPRINGS ROAD	OXFORD	AL	36203	OWNER-OCC	MANUMODL	360	75.00	0.00	10.350	8/1/2003	7/1/2033	586.18	64,875.00	64,875.00	64,875.00	ARM
5377197	74529835	BROWN	337 LEGEND OAKS DRIVE	DALE	TX	78616	OWNER-OCC	MANUMODL	360	85.00	100.00	12.000	8/1/2003	7/1/2033	767.78	74,642.00	74,642.00	74,642.00	ARM
5377205	74529843	SANTIAGO	4718 S LAVERGNE AVE	CHICAGO	IL	60638	OWNER-OCC	SFR	360	90.00	0.00	8.800	6/1/2003	5/1/2033	1,294.47	163,800.00	163,701.20	163,607.21	ARM
5377247	74529884	LAWRENCE	30235 E BLOSSOM TRAIL	GOVERNMENT CAMP	OR	97028	2ND HOME	SFR	360	75.00	0.00	7.950	7/1/2003	6/1/2033	1,451.44	198,750.00	198,750.00	198,615.28	FXD
5377254	74529892	VIEYRA	950 W 3800 NORTH	PLEASANT VIEW	UT	84414	OWNER-OCC	SFR	360	95.00	0.00	7.350	6/1/2003	5/1/2033	877.2	127,319.00	127,221.63	127,123.06	ARM
5377262	74529900	PELZER	7401 ROCK GARDEN TRAIL	FORT WORTH	TX	76123	OWNER-OCC	SFR	360	67.49	0.00	7.900	6/1/2003	5/1/2033	523.3	72,000.00	71,901.08	71,901.08	ARM
5377270	74529918	GASPERSON	100 BROAD ST	BUTTE FALLS	OR	97522	OWNER-OCC	SFR	360	70.00	0.00	9.200	6/1/2003	5/1/2033	831.35	101,500.00	101,446.87	101,393.23	ARM
5377288	74529926	CHIAVAROLI	1614 ELMIRA ROAD	AUSTIN	TX	78721	OWNER-OCC	SFR	360	80.00	100.00	7.850	6/1/2003	5/1/2033	393.5	54,400.00	54,362.37	54,324.49	FXD
5377296	74529934	KHAN	8035 PEGLER WAY	SACRAMENTO	CA	95823	OWNER-OCC	SFR	360	95.00	0.00	6.950	7/1/2003	6/1/2033	1,100.49	166,250.00	166,250.00	166,112.37	ARM
5377320	74529967	HARTNESS	1202 HIGHWAY 97	SHARON	SC	29742	OWNER-OCC	SFR	360	85.00	0.00	8.250	6/1/2003	5/1/2033	1,264.38	168,300.00	168,192.61	168,084.60	ARM
5377353	74529991	BARTOSZEK	147 BEAR BRANCH ROAD	KILLEEN	TX	76542	OWNER-OCC	MANUMODL	360	85.00	100.00	8.600	7/1/2003	6/1/2033	725.56	93,500.00	93,500.00	93,444.50	ARM
5377361	74530007	GARCIA	1533 TANGERINE STREET	CLEARWATER	FL	33756	OWNER-OCC	SFR	360	85.00	0.00	7.200	6/1/2003	5/1/2033	865.44	127,500.00	127,398.48	127,299.48	FXD
5377379	74530015	HILLENBURG	1807 NORTH LAKE BLVD	DANVILLE	IL	61832	OWNER-OCC	SFR	360	88.45	0.00	10.400	7/1/2003	6/1/2033	930.87	102,600.00	102,558.33	102,558.33	ARM
5377395	74530031	WALKER	636 N COLUMBIA AVENUE	COLUMBUS	OH	43219	NON OWNER	SFR	180	61.19	0.00	6.375	7/1/2003	6/1/2018	354.35	41,000.00	41,000.00	40,863.46	FXD
5377411	74530058	CHWANG	2110 102 CANTON GREEN	WOODSTOCK	MD	21163	OWNER-OCC	CONDO	360	80.00	100.00	7.700	6/1/2003	5/1/2033	1,323.26	185,600.00	185,334.49	185,334.49	FXD
5377429	74530064	WITHEE	1131 CR 4350	LAMPASAS	TX	76550	OWNER-OCC	MANUMODL	360	80.00	0.00	8.100	8/1/2003	7/1/2033	740.75	100,000.00	100,000.00	100,000.00	ARM
5377437	74530072	SCHONEVELD	188 FRANKLIN ROAD	DENVILLE TWP	NJ	7834	OWNER-OCC	SFR	360	78.34	0.00	9.500	6/1/2003	5/1/2033	1,429.45	170,000.00	169,845.71	169,845.71	ARM
5377460	74530106	CARUSO	24 DORY PLACE	BARTONSVILLE	PA	18321	OWNER-OCC	SFR	360	77.72	0.00	5.875	6/1/2003	5/1/2033	422.95	71,500.00	71,353.85	71,353.83	FXD
5377494	74531187	CRUZ	1113 ABBOTT AVENUE	MILPITAS	CA	95035	OWNER-OCC	CONDO	360	80.00	100.00	7.250	6/1/2003	5/1/2033	1,315.24	192,800.00	192,498.27	192,498.27	ARM
5377510	74530145	LAUTH	6267 S 1280 EAST	SALT LAKE CITY	UT	84121	NON OWNER	SFR	360	80.00	0.00	6.625	7/1/2003	6/1/2033	870.83	136,000.00	136,000.00	135,880.00	FXD
5377544	74531203	SOLORIO	105 FINALE WAY	TRACY	CA	95376	OWNER-OCC	SFR	360	80.00	100.00	6.050	7/1/2003	6/1/2033	1,629.85	270,400.00	270,400.00	270,133.38	ARM
5377593	74530197	LEWIS	313 ROLLINGWOOD DRIVE	DUDLEY	NC	28333	OWNER-OCC	SFR	360	80.00	100.00	10.250	6/1/2003	5/1/2033	465.96	52,000.00	51,978.19	51,956.19	ARM
5377643	74530239	BRANDT	705 S BROADWAY STREET	SPRING VALLEY	MN	55975	OWNER-OCC	SFR	180	80.00	0.00	6.750	7/1/2003	6/1/2018	877.84	99,200.00	99,200.00	98,880.18	FXD
5377676	74530282	KRASKIAN	40328 PANTANO ROAD	PALMDALE	CA	93550	NON OWNER	CONDO	360	80.00	0.00	6.900	6/1/2003	5/1/2033	889.91	135,120.00	135,007.03	134,893.41	ARM
5377692	74530288	OATES	15770 SW 122ND AVENUE	TIGARD	OR	97223	OWNER-OCC	SFR	360	90.00	0.00	7.150	6/1/2003	5/1/2033	1,823.27	269,950.00	269,735.16	269,519.08	FXD
5377718	74530296	WALKER	630 N COLUMBIA AVENUE	COLUMBUS	OH	43219	NON OWNER	SFR	180	62.14	0.00	6.375	7/1/2003	6/1/2018	375.95	43,500.00	43,500.00	43,355.14	FXD
5377726	74530304	SPEEK	24800 COUNTY ROAD 3A	DUNNIGAN	CA	95937	OWNER-OCC	MANUMODL	360	85.00	0.00	9.500	6/1/2003	5/1/2033	1,422.31	169,150.00	169,064.10	168,980.21	ARM
5377734	74530312	ROCHA	10106 EAST AVENUE Q-10	LITTLEROCK	CA	93543	OWNER-OCC	SFR	360	70.00	0.00	6.250	7/1/2003	6/1/2033	637.69	103,600.00	103,600.00	103,501.69	FXD
5377742	74530320	SIERRA	1445 MEADOW PARKWAY	SAN MARCOS	TX	78666	OWNER-OCC	SFR	360	80.00	100.00	7.350	7/1/2003	6/1/2033	943.52	136,945.00	136,840.27	136,840.27	ARM
5377767	74530346	GLOVER	1817 S FAIRFAX AVENUE	LOS ANGELES	CA	90019	OWNER-OCC	SFR	360	80.00	0.00	6.500	6/1/2003	5/1/2033	1,997.34	316,000.00	315,714.33	315,427.11	FXD
5377791	74530379	MILLER	1370 POINSETTA ROAD	SCIO	OH	43988	OWNER-OCC	MANUMODL	360	84.58	0.00	8.850	7/1/2003	6/1/2033	805.77	101,500.00	101,442.56	101,442.56	ARM
5377809	74530387	COOK	3131 PRAIRIE ROAD	LINCOLN	NE	68535	OWNER-OCC	SFR	360	80.00	100.00	7.400	6/1/2003	5/1/2033	564.99	81,600.00	81,478.04	81,478.04	ARM
5377841	74530429	RUIZ	14545 SAYRE STREET	LOS ANGELES	CA	91342	OWNER-OCC	SFR	360	70.00	0.00	7.990	6/1/2003	5/1/2033	1,180.24	161,000.00	160,891.75	160,782.78	FXD
5377866	74530445	JEFFCOAT	823 STIRRUP DRIVE	SPRING BRANCH	TX	78070	OWNER-OCC	SFR	360	80.00	100.00	8.800	6/1/2003	5/1/2033	1,982.64	250,880.00	250,737.15	250,593.25	ARM
5377874	74530452	LAUTH	6164 S MOUNT VERNON DRIVE	MURRAY	UT	84107	NON OWNER	SFR	360	75.00	0.00	6.625	7/1/2003	6/1/2033	840.41	131,250.00	131,250.00	131,134.70	FXD
5377882	74532516	BENTON	5330 PINE BURR BLVD	BEAUMONT	TX	77708	OWNER-OCC	SFR	360	80.00	0.00	7.990	8/1/2003	7/1/2033	1,507.19	205,600.00	205,600.00	205,600.00	FXD
5377890	74530460	HADLEY	1320 ELM AVE	CANNON CITY	CO	81212	OWNER-OCC	MANUMODL	360	80.58	0.00	7.990	7/1/2003	6/1/2033	1,016.04	138,600.00	138,600.00	138,506.81	ARM
5377916	74530478	GOODE	10611 ORANGE GROVE DRIVE	TAMPA	FL	33618	OWNER-OCC	PUD	360	90.00	0.00	8.250	6/1/2003	5/1/2033	1,264.36	168,300.00	168,192.67	168,084.80	ARM
5377924	74532532	URBIO	3270 BARTON HILL DRIVE	BULVERDE	TX	78163	OWNER-OCC	SFR	360	89.80	100.00	9.750	8/1/2003	7/1/2033	1,402.15	183,200.00	183,200.00	183,200.00	ARM
5377932	74533486	CEJA	45281 RODIN AVENUE	LANCASTER	CA	93535	OWNER-OCC	SFR	360	65.00	0.00	7.450	6/1/2003	5/1/2033	655.78	94,250.00	94,179.91	94,109.38	FXD
5377957	74532557	RAMIREZ	12803 GOLDENRAIN BAY	SAN ANTONIO	TX	78216	OWNER-OCC	PUD	360	85.00	0.00	9.500	6/1/2003	5/1/2033	982.75	116,875.00	116,817.51	116,759.57	ARM
5377965	74530494	SHARIEF	476 ERIN AVENUE SW	ATLANTA	GA	30310	OWNER-OCC	SFR	360	90.00	0.00	8.400	6/1/2003	5/1/2033	905.07	118,800.00	118,726.53	118,632.55	ARM
5377999	74532565	KEENE	167 W MARIPOSA DR	SAN ANTONIO	TX	78212	OWNER-OCC	SFR	180	85.00	0.00	9.800	7/1/2003	6/1/2018	614.07	57,800.00	57,657.98	57,657.98	FXD

LOAN NUMBER	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5375159	4.250	11.625	5.625	1.000	1.000	6/1/2005	REFI-CASH OUT	5.625	Stated	AA	645	880,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5375167	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.000	Full	AA	640	258,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5375175	4.250	12.400	6.400	1.000	1.000	5/1/2005	PURCHASE	6.400	Stated	AA	703	295,000.00	295,000	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5375191	4.990	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600	Stated	A	713	280,000.00	280,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5375217	5.750	13.550	7.550	1.000	1.000	5/1/2005	REFI-CASH OUT	7.550	Stated	A-	587	237,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5375225	4.250	12.000	6.000	1.000	1.000	6/1/2005	REFI-CASH OUT	6.000	Full	AA	634	180,000.00	0	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5375241	4.990	12.550	6.550	1.000	1.000	5/1/2005	PURCHASE	6.550	Stated	A	656	318,000.00	318,000	1	5/2/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5375282	4.250	12.400	6.400	1.000	1.000	6/1/2005	REFI-CASH OUT	6.400	Stated	AA	661	320,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5375332	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.550	Stated	AA	727	225,000.00	0	1	5/22/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5375340	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.500	Full	B	500	104,000.00	0	1	5/8/2003	239	6/1/2003	Group I	6 MO LIBOR	6	N
5375357	4.990	12.600	6.600	1.000	1.000	6/1/2005	PURCHASE	6.600	Stated	A	773	289,000.00	280,000	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5375365	4.990	12.300	6.300	1.000	1.000	6/1/2005	PURCHASE	6.300	Stated	A	649	368,500.00	360,000	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5375407	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.375	Stated	AA	730	185,000.00	185,000	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5375415	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.375	Stated	AA	694	420,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5375522	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.850	Full	B-	612	170,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5375530	4.990	12.550	6.550	1.000	1.000	5/1/2005	PURCHASE	6.550	Stated	A	649	355,000.00	355,000	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5375589	4.990	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE	6.800	Stated	A	644	372,000.00	372,000	1	5/7/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5375613	5.750	14.550	8.550	1.000	1.000	6/1/2005	REFI-CASH OUT	8.550	Stated	A-	536	183,000.00	0	1	5/6/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5375639	5.750	14.350	8.350	1.000	1.000	6/1/2005	PURCHASE	8.350	Full	B	531	383,000.00	375,000	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5375696	4.250	11.750	5.750	1.000	1.000	6/1/2005	PURCHASE	5.750	Full	AA	671	356,900.00	356,900	1	5/14/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5375712	4.990	12.200	6.200	1.000	1.000	5/1/2005	PURCHASE	6.200	Full	A	669	320,000.00	290,560	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5375738	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.850	Full	A-	614	72,000.00	0	1	6/2/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5375753	5.750	14.275	8.275	1.000	1.000	5/1/2005	REFI-NO CASHOUT	8.275	Full	A-	540	122,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5375761	4.990	12.600	6.600	1.000	1.000	11/1/2003	PURCHASE	6.600	Stated	A	666	218,000.00	215,000	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5375779	4.990	11.700	5.700	1.000	1.000	5/1/2005	PURCHASE	5.700	Full	A	671	292,500.00	270,353	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5375787	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.000	Stated	AA	714	132,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5375803	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.050	Full	A	634	67,000.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5375811	4.250	12.000	6.000	1.000	1.000	5/1/2005	PURCHASE	6.000	Stated	AA	680	148,000.00	148,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5375829	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.960	Full	A	628	165,000.00	0	1	6/18/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5375845	6.750	15.850	9.850	1.000	1.000	5/1/2005	REFI-CASH OUT	9.850	Full	C	518	242,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5375860	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.625	Stated	AA	643	375,000.00	0	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5375902	4.990	14.050	8.050	1.000	1.000	6/1/2005	PURCHASE	8.050	Full	A-	590	102,000.00	102,000	1	5/19/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5375928	4.990	12.100	6.100	1.000	1.000	5/1/2005	PURCHASE	6.100	Full	A	709	335,000.00	324,500	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5375944	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.150	Stated	AA	752	40,000.00	40,000	1	5/23/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5375969	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.600	Stated	A	637	300,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5375985	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.000	Stated	AA	720	171,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5376003	4.990	12.100	6.100	1.000	1.000	6/1/2005	PURCHASE	6.100	Stated	A	668	275,000.00	261,000	1	5/19/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5376025	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.750	Stated	AA	744	205,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5376041	4.990	12.750	6.750	1.000	1.000	6/1/2005	REFI-CASH OUT	6.750	Full	A	649	115,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5376116	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.350	Full	A	719	118,000.00	0	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5376157	4.990	11.950	5.950	1.000	1.000	6/1/2005	PURCHASE	5.950	Stated	A	669	254,000.00	248,000	1	5/6/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5376165	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.000	Stated	AA	714	140,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5376215	5.750	15.900	9.900	1.000	1.000	5/1/2005	REFI-CASH OUT	9.900	Full	A-	479	150,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5376223	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.800	Full	AA	760	58,000.00	56,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5376231	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.550	Full	A	643	115,000.00	0	1	6/16/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5376306	4.990	12.950	6.950	1.000	1.000	5/1/2005	PURCHASE	6.950	Stated	A	663	77,000.00	77,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5376371	5.750	15.750	9.750	1.000	1.000	5/1/2005	REFI-CASH OUT	9.750	Stated	A-	537	211,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5376405	4.950	14.850	8.850	1.000	1.000	5/1/2005	PURCHASE	8.850	Full	A	602	50,000.00	50,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5376447	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.300	Stated	A-	584	440,000.00	438,000	1	6/20/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5376496	4.960	14.500	8.500	1.000	1.000	7/1/2005	REFI-NO CASHOUT	8.500	Full	A	635	87,000.00	0	1	6/11/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5376538	5.990	15.990	9.990	1.000	1.000	5/1/2005	REFI-CASH OUT	9.990	Full	B	580	174,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5376595	5.750	15.600	9.600	1.000	1.000	5/1/2005	REFI-CASH OUT	9.600	Full	A-	558	99,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5376611	4.990	13.800	7.800	1.000	1.000	5/1/2005	PURCHASE	7.800	Stated	A	684	134,500.00	134,352	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5376637	4.990	13.750	7.750	1.000	1.000	5/1/2005	PURCHASE	7.750	Full	A	609	170,000.00	169,880	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5376645	4.990	13.100	7.100	1.000	1.000	5/1/2005	PURCHASE	7.100	Stated	A	699	134,500.00	130,400	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5376652	6.250	16.850	10.850	1.000	1.000	5/1/2005	PURCHASE	10.850	Full	B-	552	79,900.00	79,900	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5376678	4.990	13.750	7.750	1.000	1.000	5/1/2005	PURCHASE	7.750	Stated	A	648	188,000.00	163,950	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5376694	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.950	Stated	A	628	237,000.00	0	1	5/6/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5376702	4.990	13.050	7.050	1.000	1.000	5/1/2005	REFI-CASH OUT	7.050	Full	A-	590	540,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5376710	5.990	15.350	9.350	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.350	Full	B	536	119,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5376744	4.990	13.900	7.900	1.000	1.000	6/1/2005	REFI-CASH OUT	7.900	Full	A	636	98,000.00	0	1	5/6/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5376777	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.900	Stated	A	702	207,500.00	0	1	5/28/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5376793	4.990	12.500	6.500	1.000	1.000	6/1/2005	PURCHASE	6.500	Full	A	633	311,000.00	311,000	1	5/6/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5376801	5.990	16.550	10.550	1.000	1.000	5/1/2005	PURCHASE	10.550	Full	B	519	93,000.00	92,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5376819	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.300	Stated	AA	666	283,000.00	279,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5376835	5.750	15.700	9.700	1.000	1.000	5/1/2005	REFI-CASH OUT	9.700	Full	A-	504	260,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5376843	6.750	15.350	9.350	1.000	1.000	5/1/2005	PURCHASE	9.350	Full	C	583	275,000.00	275,000	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5376868	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	5.875	Stated	AA	703	340,000.00	0	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5376876	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.350	Stated	A	713	360,000.00	355,600	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5376918	5.750	16.400	10.400	1.000	1.000	5/1/2005	PURCHASE	10.400	Full	A-	500	255,000.00	255,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5376926	4.990	12.800	6.800	1.000	1.000	6/1/2005	REFI-CASH OUT	6.800	Full	A	657	89,000.00	0	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5376942	5.750	16.800	10.800	3.000	1.000	6/1/2006	PURCHASE	10.800	Full	A-	502	60,000.00	60,000	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5376975	5.990	15.800	9.800	1.000	1.000	5/1/2005	REFI-CASH OUT	9.800	Full	B	507	237,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5376983	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.450	Stated	AA	654	180,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5377007	4.250	11.250	5.250	1.000	1.000	6/1/2005	PURCHASE	5.250	Stated	AA	662	245,000.00	245,000	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5377015	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.800	Full	A	602	124,000.00	124,000	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5377023	4.950	14.400	8.400	1.000	1.000	5/1/2005	PURCHASE	8.400	Full	A	624	95,000.00	95,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5377031	4.990	13.150	7.150	1.000	1.000	7/1/2005	PURCHASE	7.150	Full	A	629	72,000.00	66,950	1	6/16/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5377049	4.990	13.100	7.100	1.000	1.000	5/1/2005	PURCHASE	7.100	Stated	A	726	94,000.00	94,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5377056	5.990	12.550	6.550	1.000	1.000	5/1/2005	REFI-CASH OUT	6.550	Full	B	587	214,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5377106	4.990	12.500	6.500	1.000	1.000	5/1/2005	PURCHASE	6.500	Stated	A	727	138,000.00	138,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5377130	4.960	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600	Stated	A	665	243,000.00	243,000	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5377148	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	10.100	Full	A-	513	70,000.00	0	1	5/28/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5377155	4.990	13.550	7.550	1.000	1.000	6/1/2005	PURCHASE	7.550	Stated	A	642	245,000.00	245,000	1	5/3/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5377189	6.750	16.350	10.350	1.000	1.000	7/1/2005	REFI-CASH OUT	10.350	Full	C	579	86,500.00	0	1	6/16/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5377197	5.990	18.000	12.000	1.000	1.000	7/1/2005	PURCHASE	12.000	Full	B	486	98,000.00	87,414	1	6/6/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5377205	5.750	14.800	8.800	1.000	1.000	5/1/2005	REFI-CASH OUT	8.800	Full	A-	575	182,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5377247	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.950	Stated	A-	685	265,000.00	0	1	5/6/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5377254	4.250	13.350	7.350	1.000	1.000	5/1/2005	PURCHASE	7.350	Stated	AA	692	138,000.00	134,021	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5377262	4.990	13.900	7.900	3.000	1.000	5/1/2006	PURCHASE	7.900	Stated	A-	607	108,000.00	106,678	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5377270	5.750	15.200	9.200	1.000	1.000	5/1/2005	REFI-CASH OUT	9.200	Full	A-	503	145,000.00	0	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5377288	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.850	Stated	A	731	67,000.00	68,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5377296	4.250	12.950	6.950	1.000	1.000	6/1/2005	REFI-CASH OUT	6.950	Full	AA	638	175,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5377320	5.750	14.250	8.250	1.000	1.000	5/1/2005	REFI-CASH OUT	8.250	Full	A-	521	198,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5377353	5.990	14.600	8.600	1.000	1.000	6/1/2005	PURCHASE	8.600	Full	B	552	110,000.00	110,000	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5377361	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.200	Stated	A-	583	150,000.00	0	1	5/8/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5377379	5.750	16.400	10.400	1.000	1.000	6/1/2005	REFI-CASH OUT	10.400	Full	A-	500	116,000.00	0	1	5/7/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5377395	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.375	Stated	AA	642	67,000.00	0	1	5/14/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5377411	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.700	Stated	A	629	236,000.00	232,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5377429	4.990	14.100	8.100	1.000	1.000	7/1/2005	REFI-NO CASHOUT	8.100	Stated	A	630	125,000.00	0	1	6/19/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5377437	5.990	15.500	9.500	1.000	1.000	5/1/2005	REFI-CASH OUT	9.500	Full	B	502	217,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5377460	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	5.875	Full	AA	649	92,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5377494	4.990	13.250	7.250	1.000	1.000	5/1/2005	PURCHASE	7.250	Stated	A	714	241,000.00	241,000	1	5/8/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5377510	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.625	Stated	AA	640	170,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5377544	4.990	12.050	6.050	1.000	1.000	6/1/2005	PURCHASE	6.050	Stated	A	657	338,000.00	338,000	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5377593	5.250	16.250	10.250	1.000	1.000	5/1/2005	PURCHASE	10.250	Full	A-	574	65,000.00	65,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5377643	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Full	A	683	124,000.00	0	1	5/12/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5377676	4.250	12.900	6.900	1.000	1.000	5/1/2005	PURCHASE	6.900	Stated	AA	747	180,000.00	168,900	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5377692	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.150	Stated	AA	680	300,000.00	299,952	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5377718	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.375	Stated	AA	642	70,000.00	0	1	5/14/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5377726	5.990	15.500	9.500	1.000	1.000	5/1/2005	PURCHASE	9.500	Full	A-	524	199,500.00	199,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5377734	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.250	Stated	AA	638	151,000.00	148,000	1	5/10/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5377742	4.990	13.350	7.350	1.000	1.000	6/1/2005	PURCHASE	7.350	Full	B	554	172,000.00	171,181	1	5/5/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5377767	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.500	Stated	AA	657	395,000.00	395,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5377791	5.990	14.850	8.850	1.000	1.000	6/1/2005	REFI-NO CASHOUT	8.850	Full	B	537	120,000.00	0	1	5/19/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5377809	4.990	13.400	7.400	1.000	1.000	5/1/2005	PURCHASE	7.400	Full	A	616	107,000.00	102,000	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5377841	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.990	Stated	A	505	230,000.00	0	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5377866	4.990	14.800	8.800	1.000	1.000	5/1/2005	PURCHASE	8.800	Full	B-	547	315,000.00	313,600	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5377874	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.625	Stated	AA	640	175,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5377882	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.990	Stated	A-	581	257,000.00	0	1	6/27/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5377890	4.990	13.990	7.990	1.000	1.000	6/1/2005	REFI-CASH OUT	7.990	Full	A	607	172,000.00	0	1	5/4/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5377916	5.750	14.250	8.250	1.000	1.000	5/1/2005	REFI-CASH OUT	8.250	Full	A-	543	187,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5377924	5.750	15.750	9.750	1.000	1.000	7/1/2005	PURCHASE	9.750	Stated	A-	543	210,000.00	204,000	1	6/16/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5377932	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.450	Stated	B	543	145,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5377957	5.990	15.500	9.500	1.000	1.000	5/1/2005	PURCHASE	9.500	Full	B	570	144,500.00	137,500	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5377965	6.750	14.400	8.400	1.000	1.000	5/1/2005	PURCHASE	8.400	Full	A-	560	132,000.00	132,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5377999	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	9.800	Full	A-	524	68,000.00	0	1	5/19/2003	179	7/1/2003	Group I	6 MO LIBOR	6	N

Produced by ... LBMC Capital Markets

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.275 WA Rate
353.77 WA Rterm
11,780 Loan Count
$ 2,200,000,365.17 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV
5378013	74532581	THOMAS	3025 MEADOWBROOK DR	FORTH WORTH	TX	76103	OWNER OCC	SFR	180	80.00	0.00
5378047	74532607	MCGILL	683 VAL VERDE STREET	EL PASO	TX	79905	NON OWNER	SFR	360	70.00	0.00
5378070	74530544	MOCKUS	233 N ELMWOOD AVENUE	PALATINE	IL	60067	OWNER OCC	SFR	360	85.00	0.00
5378088	74530551	HAMPTON	7879 E U S 60	RUSH	KY	41168	OWNER OCC	MANUMOBIL	360	85.00	0.00
5378104	74532569	DEAN	130 MONTEREY ROAD #307	SOUTH PASADENA	CA	91030	OWNER OCC	CONDO	360	80.00	95.00
5378112	74532577	LEWIS	4208 VAN BUREN STREET	GARY	IN	46408	OWNER OCC	SFR	180	65.00	0.00
5378146	74532649	OLTMANN	1721 PRAEVIEW	LINDALE	TX	75771	OWNER OCC	PUD	180	78.17	0.00
5378195	74530635	RODGERS	2869 EAST SHEA DRIVE	FRESNO	CA	93720	OWNER OCC	SFR	360	90.00	0.00
5378211	74530650	AIELLO	22375 PLACER HILLS ROAD	COLFAX	CA	95713	OWNER OCC	SFR	360	57.14	0.00
5378237	74530676	KNAUSS	1851 NW 108TH AVENUE	HOLLYWOOD	FL	33024	OWNER OCC	SFR	360	41.32	0.00
5378252	74530692	BAILEY	4374 FOX POINT	LAS VEGAS	NV	89108	OWNER OCC	SFR	360	95.00	0.00
5378302	74530742	MATHIEU	4510 NORTH KEY DRIVE #508	NORTH FORT MYERS	FL	33903	NON OWNER	CONDO	360	75.58	0.00
5378328	74530767	DARDEN	209 LINEN LANE	GOLDSBORO	NC	27530	OWNER OCC	MANUMOBIL	360	79.94	0.00
5378344	74530783	KLINE	109 PALMA DR	RANCHO MIRAGE	CA	92270	OWNER OCC	CONDO	360	80.00	100.00
5378393	74530833	WELLS	1545 W 108TH PLACE	CHICAGO	IL	60643	OWNER OCC	SFR	360	38.88	0.00
5378427	74530868	ISAACS	2800 STATE HWY BB	HOLLISTER	MO	65672	OWNER OCC	SFR	360	85.00	0.00
5378435	74530874	HAAVIK	30708 CARROLL AVENUE	HAYWARD	CA	94544	OWNER OCC	SFR	360	78.33	0.00
5378484	74530924	VEASY	8878 S ELIZABETH	CHICAGO	IL	60620	OWNER OCC	SFR	360	85.00	0.00
5378500	74530940	PATTAH	558 WEST 10TH AVENUE	ESCONDIDO	CA	92025	NON OWNER	SFR	360	70.00	0.00
5378526	74530965	HARRIS	704 SPANISH TRAIL DRIVE	GRAND JUNCTION	CO	81505	NON OWNER	SFR	360	80.00	0.00
5378534	74531737	VILLAMOR	4133 BOD LANE	STOCKTON	CA	95210	OWNER OCC	SFR	360	80.00	100.00
5378559	74532656	KINNER	2477 / 2475 LOWELL BLVD	DENVER	CO	80211	NON OWNER	SFR	360	90.00	0.00
5378567	74531252	ANDREWS	721 POINSETTA WAY	PERRIS	CA	92571	OWNER OCC	SFR	360	80.00	0.00
5378583	74531278	PETTIS	8211 BURLOAK WAY	ELK GROVE	CA	95758	OWNER OCC	SFR	360	80.00	100.00
5378617	74530981	AIKEN	1233 REDFORD DRIVE	ATLANTA	GA	30315	NON OWNER	SFR	360	90.00	0.00
5378666	74531039	AVILA	2041 DAISY AVENUE	LONG BEACH	CA	90806	OWNER OCC	SFR	360	80.00	100.00
5378690	74531294	MADHAR	744 WEDGEWOOD DRIVE	PITTSBURG	CA	94565	OWNER OCC	SFR	360	90.00	0.00
5378708	74531302	ELLIS	185 ARLINGTON DRIVE	PITTSBURG	CA	94565	OWNER OCC	SFR	360	80.00	100.00
5378732	74531336	DAVIS	3708 DOWNEY WAY	SACRAMENTO	CA	95817	OWNER OCC	SFR	360	90.00	0.00
5378765	74531344	NAVA	9595 HASKELL AVENUE	PLANADA	CA	95365	OWNER OCC	SFR	180	93.02	0.00
5378773	74531351	COFFEY	1068 NORFOLK ROAD	LIVERMORE	CA	94550	OWNER OCC	SFR	360	80.00	100.00
5378799	74531088	NOOR	36653 SPANISH BROOM	PALMDALE	CA	93550	OWNER OCC	SFR	360	90.00	0.00
5378815	74531096	MALDONADO	288 S PINE AVENUE	BREA	CA	92821	OWNER OCC	SFR	360	80.77	0.00
5378823	74531104	EATON	28737 PARK WOODLAND PLACE	SANTA CLARITA	CA	91350	OWNER OCC	SFR	360	73.89	0.00
5378856	74531138	PERUCH	535 W NORTH STREET	MANTECA	CA	95336	OWNER OCC	SFR	360	80.00	100.00
5378898	74531153	OTHMAN	8154 SAINT BRENDAN PLACE	SACRAMENTO	CA	95829	OWNER OCC	SFR	360	85.00	0.00
5378906	74531393	STALDER	3868 WHISPERING CREEK DR	STOCKTON	CA	95219	OWNER OCC	SFR	360	90.00	0.00
5379027	74531401	LIN	300 DAVEY GLEN RD 3703	BELMONT	CA	94002	NON OWNER	CONDO	360	75.00	0.00
5379037	74531427	ALEJO	23729 STRATTON COURT	HAYWARD	CA	94541	OWNER OCC	SFR	360	80.00	95.00
5379060	74531518	READ	460 CLEMENTINA ST #4	SAN FRANCISCO	CA	94103	OWNER OCC	CONDO	360	80.00	100.00
5379110	74531559	FALZONE	15619 BALDWIN RD	PATTERSON	CA	95363	OWNER OCC	SFR	360	54.97	0.00
5379136	74531575	PULIDO	4704 E ORANGEBURG AVE	MODESTO	CA	95355	OWNER OCC	SFR	360	90.00	0.00
5379144	74531583	FERNANDES	965 LUCERNE AVE	GUSTINE	CA	95322	OWNER OCC	SFR	360	90.00	0.00
5379169	74531609	ROSAS	1337 E ACACIA STREET	STOCKTON	CA	95205	OWNER OCC	SFR	360	80.00	100.00
5379193	74531633	SANTAMARIA	7283 CHARDON COURT	SACRAMENTO	CA	95828	OWNER OCC	SFR	360	90.00	0.00
5379201	74531641	MACIEL	34 E WALLIS AVENUE	GUSTINE	CA	95322	OWNER OCC	SFR	360	90.00	0.00
5379219	74531658	MORGAN	1917 RICKY AVE	MODESTO	CA	95350	OWNER OCC	SFR	360	89.84	0.00
5379227	74531666	SALCEDO	3012 SECRETARIAT DR	ATWATER	CA	95301	OWNER OCC	SFR	360	95.00	0.00
5379243	74531683	CONTRERAS	600 STONE PINE WAY	MODESTO	CA	95351	OWNER OCC	SFR	360	86.97	0.00
5379250	74531690	VON GIESE	1107 MISSION ROAD 108	SOUTH SAN FRANCISCO	CA	94080	OWNER OCC	CONDO	360	80.00	100.00
5379276	74531716	CAMPOS	2020 GORDON VERNER CIRCLE	STOCKTON	CA	95206	OWNER OCC	SFR	360	80.00	95.00
5379292	74531732	GUTIERREZ	412 WEST CURTIS STREET	SALINAS	CA	93905	OWNER OCC	SFR	360	85.00	0.00
5379300	74531740	ZEBRATSKI	98 GREENBRIER DR	OROVILLE	CA	95966	OWNER OCC	MANUMOBIL	360	85.00	0.00
5379326	74531765	TORRES	2510 BAYLOR STREET	EAST PALO ALTO	CA	94303	OWNER OCC	SFR	360	80.00	100.00
5379375	74531815	SANDOVAL	776 CARUTA CIRCLE	ROHNERT PARK	CA	94928	OWNER OCC	SFR	360	80.00	100.00
5379417	74531856	BANUELOS	1221 WEST CYPRESS ROAD	OAKLEY	CA	94561	OWNER OCC	SFR	360	52.53	0.00
5379425	74531864	LUNA	278-284-220 POPLAR AVENUE	HAYWARD	CA	94541	NON OWNER	2-4 UNITS	360	66.67	0.00
5379441	74531880	DELOS-SANTOS	998 STONEGATE CIR	OAKLEY	CA	94561	OWNER OCC	SFR	360	75.99	0.00
5379516	74531955	HERNANDEZ JR	927 SCARLETT PLACE	TRACY	CA	95376	OWNER OCC	SFR	360	85.00	0.00
5379524	74531963	CERVANTES	4469 7TH AVE	SACRAMENTO	CA	95820	NON OWNER	SFR	360	57.60	0.00
5379565	74532003	JOHNSON	412 CLUB HOUSE DRIVE	LUSBY	MD	20657	OWNER OCC	SFR	360	90.00	0.00
5379581	74532029	FRAZIER	737 MANOR ROAD	EL SOBRANTE	CA	94803	OWNER OCC	SFR	360	85.00	0.00
5379623	74532060	WILLIAMS	712 W 50TH ST	CHICAGO	IL	60609	OWNER OCC	SFR	360	75.00	55.00
5379631	74532078	ROBINSON	118 HOLMES DRIVE	PENSACOLA	FL	32507	NON OWNER	2-4 UNITS	360	69.64	0.00
5379672	74532110	LEWIS	2368 GREENVALE	CLEVELAND	OH	44121	OWNER OCC	SFR	360	90.00	0.00
5379680	74532128	MAMONE	571 LENTZ ROAD	BELLEAIR BLUFFS	FL	33770	OWNER OCC	SFR	360	80.00	0.00
5379698	74532136	THELUSMA	824 S B STREET	LAKE WORTH	FL	33460	OWNER OCC	SFR	360	80.00	100.00
5379722	74532169	NEWTON	7348 CINNAMON TEA LANE	JACKSONVILLE	FL	32244	OWNER OCC	PUD	360	65.00	0.00
5379748	74532185	BHATTI	620 CYNTHIA LANE	GLENDALE HEIGHTS	IL	60139	OWNER OCC	SFR	180	65.00	0.00
5379755	74532193	TURNER	604 AUTUMN WINDS DRIVE	GOLDSBORO	NC	27530	OWNER OCC	MANUMOBIL	360	85.00	0.00
5379763	74532201	BOCCUZZI	1624 CHURCHILL DOWNS WEST	GERMANTOWN	TN	38138	OWNER OCC	SFR	360	85.00	100.00
5379771	74532219	ANDRIULLI	3689 E BARANCA COURT	GILBERT	AZ	85297	2ND HOME	PUD	360	87.35	0.00
5379789	74532227	MAUSEHUND	120 SECOND ST	BUCKINGHAM	IL	60917	OWNER OCC	SFR	360	80.00	0.00
5379797	74532235	BERRY	10225 PANORAMIC DR	FRANKLIN PARK	IL	60131	OWNER OCC	SFR	360	75.00	0.00
5379813	74532250	NIKES	16751 N QUEEN ESTHER DRIVE	SURPRISE	AZ	85374	OWNER OCC	MANUMOBIL	360	85.00	0.00
5379821	74532268	COHEN	20319 KEDZIE	OLYMPIA FIELDS	IL	60461	OWNER OCC	SFR	360	90.00	0.00
5379839	74532276	THORNER	607 W MCNAIR STREET	CHANDLER	AZ	85225	OWNER OCC	SFR	360	90.00	0.00
5379847	74532284	GIENAPP	270 VISTA VALLEY DR	FRUITA	CO	81521	OWNER OCC	PUD	360	84.67	0.00
5379862	74532300	SMITH	5 LIZA CT	DEFIANCE	MO	63341	OWNER OCC	SFR	360	80.00	100.00
5379870	74532318	JACKSON	20 S BUENA VISTA UNIT 112	GILBERT	AZ	85296	OWNER OCC	CONDO	360	80.00	100.00
5379920	74532367	ZAGROBA	5738 CONSTITUTION AVE	GURNEE	IL	60031	OWNER OCC	SFR	360	80.00	100.00
5379946	74532383	TRIVINO	2035 PALM WAY	LARGO	FL	33771	OWNER OCC	SFR	360	80.00	100.00
5379979	74532417	CONLEY	5758 COACHLIGHT DR	WEST DES MOINES	IA	50265	OWNER OCC	SFR	360	79.92	99.91
5380001	74532664	VASQUEZ	1013 SHORTLINE DRIVE	FORT LUPTON	CO	80621	OWNER OCC	SFR	360	85.00	0.00
5380019	74532441	HORST	299 ELMGROVE AVE	HAZELWOOD	MO	63042	OWNER OCC	SFR	360	83.80	100.00
5380027	74532458	PERRY	720 PINE STREET	SEEKONK	MA	2771	OWNER OCC	SFR	360	70.00	0.00
5380084	74532672	MOORE	14972 PAULS PLACE	BEULAH	MI	49617	OWNER OCC	SFR	360	49.06	0.00
5380126	74532714	TURNER	4711 TOPPER AVE	ASHTABULA	OH	44004	OWNER OCC	SFR	360	85.00	0.00
5380142	74532730	CASKEY	491 WASHINGTON ST	ST MARYS	PA	15857	OWNER OCC	SFR	360	80.00	100.00
5380159	74532748	GUTERMAN	951 RAMONA AVENUE	STATEN ISLAND	NY	10309	NON OWNER	2-4 UNITS	360	70.00	0.00
5380167	74532755	GUTERMAN	953 RAMONA AVENUE	STATEN ISLAND	NY	10309	NON OWNER	2-4 UNITS	360	70.00	0.00
5380175	74532763	DEFINA	166 POCONO RD	BROOKFIELD	CT	6804	OWNER OCC	2-4 UNITS	360	70.00	0.00
5380191	74532789	GRIBBONS	10 ERIE AVE	ROCKAWAY TWP	NJ	7866	OWNER OCC	SFR	360	65.00	0.00
5380225	74532813	SCHIMANSKI	5100 ASPEN RIDGE TRAIL	GLADWIN	MI	48624	2ND HOME	SFR	360	64.00	0.00
5380241	74532839	MAYO	1197 GRANVILLE ROAD	GWYNN OAK	MD	21207	OWNER OCC	SFR	180	85.00	0.00
5380258	74532847	HOBBS	2112 PINEY GREEN ROAD	JACKSONVILLE	NC	28546	OWNER OCC	MANUMOBIL	360	84.66	0.00
5380266	74532854	BRITO	97 99 PLEASANT ST	PROVIDENCE	RI	2908	NON OWNER	2-4 UNITS	360	90.00	0.00
5380282	74532870	BRITO	103 105 PLEASANT ST	PROVIDENCE	RI	2908	NON OWNER	2-4 UNITS	360	90.00	0.00
5380290	74532888	AMACK	10530 W BERRY DRIVE	LITTLETON	CO	80127	OWNER OCC	PUD	360	80.00	100.00
5380316	74532904	CHASE	64-68 HIGHLAND ST	WEST WARWICK	RI	2893	OWNER OCC	2-4 UNITS	360	85.00	95.00
5380332	74532920	SACARTO	1294 1294B S LINCOLN STREET	DENVER	CO	80210	OWNER OCC	2-4 UNITS	360	79.33	0.00
5380373	74532961	PEPPER JR	7755 E QUINCY AVENUE #108A7	DENVER	CO	80237	OWNER OCC	CONDO	360	85.00	0.00
5380399	74532987	HETZER	34643 AVENUE C	YUCAIPA	CA	92399	OWNER OCC	SFR	360	80.00	100.00
5380415	74533001	RYAN	7170 LANES LANE	TWENTYNINE PALMS	CA	92277	OWNER OCC	SFR	360	65.00	0.00
5380423	74533019	QUINTERO	15834 E NAVARRO PLACE	AURORA	CO	80013	OWNER OCC	PUD	360	80.00	100.00
5380472	74533068	DE LA CRUZ	905 S 27TH STREET	OMAHA	NE	68105	NON OWNER	2-4 UNITS	360	80.00	0.00
5380480	74533076	RAMSEY	111 SUMMER MEADOW ST	GYPSUM	CO	81637	OWNER OCC	PUD	360	89.58	0.00
5380506	74533092	SMITH	2215 ROSEMARY STREET	DENVER	CO	80207	OWNER OCC	SFR	360	81.34	0.00
5380522	74533118	FORD	358 VILLAGE OVERLOOK DR	LAWRENCEVILLE	GA	30045	OWNER OCC	CONDO	360	95.00	0.00
5380546	74533134	HARDY	1330 N 1240 WEST	SAINT GEORGE	UT	84770	OWNER OCC	SFR	360	84.95	0.00
5380553	74533142	GUTERMAN	6 LIGHTHOUSE COVE	BRIGANTINE	NJ	8203	NON OWNER	2-4 UNITS	180	70.00	0.00
5380587	74533183	BOONPEN	18921 E KANSAS DRIVE	AURORA	CO	80017	OWNER OCC	SFR	360	44.44	0.00
5380621	74533217	ENGLE	530 WHITETHORNE AVE	COLUMBUS	OH	43223	OWNER OCC	SFR	360	85.00	100.00
5380639	74533225	MCNEES	845 CLEARFORK ST	LOCKHART	TX	78644	OWNER OCC	SFR	360	80.00	100.00
5380647	74533233	MCBRIDE	382 WALNUT STREET	ATLANTA	GA	30314	NON OWNER	SFR	360	70.00	0.00
5380662	74533258	HOON	7150 WICKLOW LANE	WILHOIT	AZ	86332	OWNER OCC	MANUMOBIL	360	80.00	100.00
5380688	74533274	MORENO	1603 CHEROKEE	HORSESHOE BAY	TX	78657	OWNER OCC	MANUMOBIL	360	85.00	100.00
5380704	74533282	KATEMBA	5804 S TAMPA STREET	CENTENNIAL	CO	80015	OWNER OCC	PUD	360	80.00	100.00
5380720	74533316	GOMEZ	30874 ROAD 70	GOSHEN	CA	93227	OWNER OCC	SFR	360	64.29	0.00
5380787	74533373	JACOBS	5003 LAKESIDE DRIVE	LANGLEY	WA	98260	OWNER OCC	SFR	360	85.00	0.00
5380811	74533407	ARROYO	553 5TH STREET	RICHMOND	CA	94801	OWNER OCC	SFR	360	90.00	0.00
5380829	74533415	OROZCO	17731 LARCHMONT TERRACE	GAITHERSBURG	MD	20877	OWNER OCC	PUD	360	85.00	0.00
5380837	74533423	LAMBERT	6235 BELLWOOD DRIVE	MAPLE FALLS	WA	98266	OWNER OCC	MANUMOBIL	360	90.00	0.00
5380845	74533431	GONZALEZ	572 2ND STREET	RICHMOND	CA	94801	OWNER OCC	SFR	360	79.25	0.00
5380852	74533449	CRUZ	9122 191ST STREET EAST	PUYALLUP	WA	98375	OWNER OCC	SFR	360	80.00	100.00
5380886	74533472	MCBRIDE	2204 PENELOPE STREET	ATLANTA	GA	30314	NON OWNER	SFR	360	70.00	0.00
5380977	74533563	ARCEO	1424 LAKE YOUNGS WAY SE	RENTON	WA	98058	OWNER OCC	SFR	360	80.00	95.00

LOAN NUMBER	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PNI	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE
5378013	7.350	6/1/2003	5/1/2018	543.76	58,200.00	58,036.33	58,036.33	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5378047	11.150	6/1/2003	5/1/2033	357.53	37,100.00	37,074.28	37,074.28	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5378070	10.300	7/1/2003	6/1/2033	1720.91	191,250.00	191,170.65	191,170.65	ARM	5.990	16.300	10.300	1.000	1.000	6/1/2005	REFI-NO CASHOUT
5378088	7.850	7/1/2003	6/1/2033	590.25	81,600.00	81,543.55	81,543.55	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5378104	6.250	6/1/2003	5/1/2033	1462.95	237,600.00	237,147.93	237,147.93	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5378112	7.950	7/1/2003	6/1/2018	543.06	57,000.00	56,834.55	56,834.55	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5378146	7.350	6/1/2003	5/1/2018	459.26	50,000.00	49,693.04	49,693.04	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5378195	7.300	7/1/2003	6/1/2033	1820.2	265,500.00	265,500.00	265,294.93	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5378211	6.990	6/1/2003	5/1/2033	1661.58	250,000.00	249,794.67	249,588.74	ARM	5.990	12.990	6.990	3.000	1.000	5/1/2006	REFI-CASH OUT
5378237	7.990	6/1/2003	5/1/2033	726.81	100,000.00	99,862.59	99,862.59	ARM	6.250	13.990	7.990	1.000	1.000	5/1/2005	REFI-CASH OUT
5378252	6.950	6/1/2003	5/1/2033	1029.03	154,850.00	154,721.81	154,592.88	ARM	4.250	12.950	6.950	1.000	1.000	5/1/2005	PURCHASE
5378302	10.360	7/1/2003	6/1/2033	1039.94	115,000.00	115,000.00	114,952.82	ARM	5.750	16.360	10.360	1.000	1.000	6/1/2005	REFI-CASH OUT
5378328	11.000	7/1/2003	6/1/2033	647.69	68,011.00	68,011.00	67,996.74	ARM	5.990	17.000	11.000	1.000	1.000	6/1/2005	PURCHASE
5378344	7.300	7/1/2003	6/1/2033	1508.28	220,000.00	220,000.00	219,830.07	ARM	4.990	13.300	7.300	1.000	1.000	6/1/2005	REFI-CASH OUT
5378393	8.550	6/1/2003	5/1/2033	645.78	83,600.00	83,549.87	83,499.38	ARM	5.990	14.550	8.550	1.000	1.000	5/1/2005	REFI-CASH OUT
5378427	9.250	6/1/2003	5/1/2033	657.32	79,900.00	79,818.84	79,818.84	ARM	6.250	15.250	9.250	1.000	1.000	5/1/2005	REFI-CASH OUT
5378435	6.625	6/1/2003	5/1/2033	1920.94	300,000.00	299,735.31	299,469.16	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5378484	7.650	6/1/2003	5/1/2033	572.94	80,750.00	80,633.31	80,633.31	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5378500	8.400	6/1/2003	7/1/2033	1279.89	168,000.00	168,000.00	168,000.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5378526	7.350	6/1/2003	5/1/2033	1118.9	182,400.00	182,150.84	182,150.84	ARM	4.990	13.350	7.350	1.000	1.000	5/1/2005	REFI-CASH OUT
5378534	6.800	6/1/2003	7/1/2033	1530.67	234,792.00	234,792.00	234,792.00	ARM	4.990	12.800	6.800	1.000	1.000	7/1/2005	PURCHASE
5378559	6.750	6/1/2003	5/1/2033	1535.24	238,700.00	238,291.25	238,291.25	ARM	4.250	12.750	6.750	1.000	1.000	5/1/2005	PURCHASE
5378567	8.300	6/1/2003	5/1/2033	1358.62	180,000.00	180,000.00	179,771.97	ARM	4.990	14.300	8.300	1.000	1.000	5/1/2005	PURCHASE
5378583	6.600	6/1/2003	5/1/2033	1520.01	238,000.00	237,788.99	237,576.82	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE
5378617	6.750	7/1/2003	6/1/2033	583.74	90,000.00	90,000.00	89,922.51	ARM	4.250	12.750	6.750	1.000	1.000	6/1/2005	REFI-NO CASHOUT
5378666	6.300	7/1/2003	6/1/2033	1435.53	231,920.00	231,920.00	231,702.05	ARM	4.990	12.300	6.300	1.000	1.000	6/1/2005	PURCHASE
5378690	6.650	7/1/2003	6/1/2033	1484.87	231,300.00	231,300.00	231,096.92	ARM	4.250	12.650	6.650	1.000	1.000	6/1/2005	PURCHASE
5378708	6.450	7/1/2003	6/1/2033	1358.18	216,000.00	216,000.00	215,802.82	ARM	4.990	12.450	6.450	1.000	1.000	6/1/2005	PURCHASE
5378732	6.150	7/1/2003	6/1/2033	1096.61	180,000.00	180,000.00	179,825.89	ARM	4.990	12.150	6.150	1.000	1.000	6/1/2005	REFI-CASH OUT
5378765	5.625	7/1/2003	6/1/2018	468.24	58,600.00	58,600.00	58,399.07	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5378773	7.150	6/1/2003	5/1/2033	2096.47	310,400.00	310,153.00	309,904.52	ARM	4.990	13.150	7.150	1.000	1.000	5/1/2005	PURCHASE
5378799	8.900	6/1/2003	5/1/2033	1148.32	144,000.00	143,919.68	143,838.74	ARM	5.750	14.900	8.900	1.000	1.000	5/1/2005	REFI-NO CASHOUT
5378815	6.500	6/1/2003	5/1/2033	[illegible]	262,500.00	262,235.58	261,969.72	ARM	4.250	12.500	6.500	1.000	1.000	5/1/2005	PURCHASE
5378823	8.850	6/1/2003	5/1/2033	2111.65	266,000.00	265,850.10	265,699.09	ARM	5.990	14.850	8.850	1.000	1.000	5/1/2005	REFI-CASH OUT
5378856	6.050	7/1/2003	6/1/2033	1034.35	171,600.00	171,600.00	171,430.80	ARM	4.990	12.050	6.050	1.000	1.000	6/1/2005	PURCHASE
5378898	6.600	6/1/2003	5/1/2033	1411.44	221,000.00	220,807.04	220,607.04	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE
5378906	7.400	6/1/2003	5/1/2033	1433.23	207,000.00	206,685.57	206,685.57	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5379027	7.900	7/1/2003	6/1/2033	1526.3	210,000.00	210,000.00	209,856.20	ARM	4.990	13.900	7.900	1.000	1.000	6/1/2005	REFI-CASH OUT
5379037	6.125	6/1/2003	5/1/2033	1924.92	316,800.00	316,492.08	316,182.59	ARM	4.750	12.125	6.125	1.000	1.000	5/1/2005	PURCHASE
5379060	6.850	6/1/2003	5/1/2033	1939.57	296,000.00	295,750.10	295,498.77	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE
5379110	7.300	7/1/2003	6/1/2033	1439.7	210,000.00	210,000.00	209,837.80	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5379136	6.150	7/1/2003	6/1/2033	937.61	153,900.00	153,900.00	153,751.13	ARM	4.250	12.150	6.150	1.000	1.000	6/1/2005	REFI-CASH OUT
5379144	6.900	7/1/2003	6/1/2033	978.03	148,500.00	148,500.00	148,375.85	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5379169	6.850	7/1/2003	6/1/2033	686.45	104,780.00	104,780.00	104,671.56	ARM	4.990	12.850	6.850	1.000	1.000	6/1/2005	PURCHASE
5379193	7.650	7/1/2003	6/1/2033	1187.73	167,400.00	167,279.45	167,279.45	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5379201	6.900	7/1/2003	6/1/2033	1007.66	153,000.00	153,000.00	152,872.09	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5379219	6.900	6/1/2003	5/1/2033	1076.82	163,500.00	163,363.31	163,225.83	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5379227	6.850	7/1/2003	6/1/2033	871.49	133,000.00	133,000.00	132,887.72	ARM	4.250	12.850	6.850	1.000	1.000	6/1/2005	PURCHASE
5379243	6.900	7/1/2003	6/1/2033	945.1	143,500.00	143,380.00	143,380.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5379250	6.600	7/1/2003	6/1/2033	1374.4	215,200.00	215,009.20	215,009.20	ARM	4.990	12.600	6.600	1.000	1.000	6/1/2005	PURCHASE
5379276	5.500	6/1/2003	5/1/2033	1226.43	216,000.00	215,763.57	215,528.06	ARM	4.250	11.500	5.500	1.000	1.000	5/1/2005	PURCHASE
5379292	9.550	7/1/2003	6/1/2033	2332.95	276,250.00	276,250.00	276,115.54	ARM	5.990	15.550	9.550	1.000	1.000	6/1/2005	REFI-CASH OUT
5379300	8.100	7/1/2003	6/1/2033	579.27	78,200.00	78,200.00	78,148.58	ARM	4.990	14.100	8.100	1.000	1.000	6/1/2005	PURCHASE
5379326	6.600	7/1/2003	6/1/2033	1941.53	304,000.00	304,000.00	303,730.47	ARM	4.990	12.600	6.600	1.000	1.000	6/1/2005	PURCHASE
5379375	7.150	6/1/2003	5/1/2033	1928.97	285,600.00	285,372.73	285,144.11	ARM	4.990	13.150	7.150	1.000	1.000	5/1/2005	PURCHASE
5379417	5.375	6/1/2003	5/1/2033	1220.74	218,000.00	217,510.34	217,510.34	ARM	4.250	11.375	5.375	1.000	1.000	5/1/2005	REFI-CASH OUT
5379425	6.500	7/1/2003	6/1/2033	1896.21	300,000.00	299,367.85	299,357.85	ARM	4.250	12.500	6.500	1.000	1.000	6/1/2005	REFI-CASH OUT
5379441	8.375	6/1/2003	5/1/2033	1842.33	250,000.00	249,789.56	249,578.72	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5379516	6.450	7/1/2003	6/1/2033	1496.51	238,000.00	238,000.00	237,782.74	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5379524	7.550	7/1/2003	6/1/2033	505.91	72,000.00	72,000.00	71,947.09	ARM	4.990	13.550	7.550	1.000	1.000	6/1/2005	REFI-CASH OUT
5379565	7.650	7/1/2003	6/1/2033	977.01	137,700.00	137,700.00	137,600.83	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5379581	9.800	7/1/2003	6/1/2033	2750.27	318,750.00	318,750.00	318,602.86	ARM	5.750	15.800	9.800	1.000	1.000	6/1/2005	REFI-CASH OUT
5379623	10.400	7/1/2003	6/1/2033	278.99	30,750.00	30,737.51	30,737.51	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5379631	6.625	6/1/2003	5/1/2033	249.73	39,000.00	38,965.56	38,930.97	ARM	4.250	12.625	6.625	1.000	1.000	5/1/2005	REFI-CASH OUT
5379672	7.650	6/1/2003	5/1/2033	504.47	71,100.00	71,048.50	70,998.96	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5379680	6.700	6/1/2003	5/1/2033	955.02	148,000.00	147,871.31	147,741.90	ARM	4.990	12.700	6.700	3.000	1.000	5/1/2006	REFI-CASH OUT
5379698	7.850	7/1/2003	6/1/2033	734.33	101,520.00	101,520.00	101,449.78	ARM	4.990	13.850	7.850	1.000	1.000	6/1/2005	PURCHASE
5379722	12.100	6/1/2003	5/1/2033	760.84	73,417.00	73,396.45	73,375.69	ARM	6.750	18.100	12.100	1.000	1.000	5/1/2005	PURCHASE
5379748	5.875	7/1/2003	6/1/2018	1169.48	138,750.00	138,718.80	138,704.38	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5379755	9.550	7/1/2003	6/1/2033	681.71	80,722.00	80,664.41	80,664.41	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5379763	7.900	6/1/2003	5/1/2033	981.97	135,107.00	135,014.48	134,921.38	ARM	5.990	13.900	7.900	1.000	1.000	5/1/2005	PURCHASE
5379771	6.650	6/1/2003	5/1/2033	908.39	141,500.00	141,375.76	141,250.83	ARM	4.250	12.650	6.650	1.000	1.000	5/1/2005	REFI-CASH OUT
5379789	9.550	7/1/2003	6/1/2033	635.07	75,200.00	75,200.00	75,163.40	ARM	6.750	15.550	9.550	1.000	1.000	12/1/2003	PURCHASE
5379797	8.850	6/1/2003	5/1/2033	1345.59	169,500.00	169,404.47	169,308.24	ARM	5.990	14.850	8.850	1.000	1.000	5/1/2005	REFI-CASH OUT
5379813	8.800	7/1/2003	6/1/2033	537.39	68,000.00	67,910.10	67,910.10	ARM	5.750	14.800	8.800	1.000	1.000	6/1/2005	REFI-CASH OUT
5379821	8.000	6/1/2003	5/1/2033	1142.48	155,700.00	155,595.52	155,490.34	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5379839	9.850	6/1/2003	5/1/2033	1442.74	166,500.00	166,423.95	166,347.27	ARM	5.750	15.850	9.850	1.000	1.000	5/1/2005	REFI-CASH OUT
5379847	8.100	6/1/2003	5/1/2033	975.57	131,700.00	131,588.58	131,501.84	ARM	4.990	14.100	8.100	1.000	1.000	5/1/2005	PURCHASE
5379862	7.850	6/1/2003	5/1/2033	1330.94	184,000.00	183,744.62	183,744.62	ARM	4.990	13.850	7.850	1.000	1.000	5/1/2005	PURCHASE
5379870	7.300	7/1/2003	6/1/2033	462.67	67,485.60	67,433.47	67,433.47	ARM	4.990	13.300	7.300	1.000	1.000	6/1/2005	PURCHASE
5379920	7.550	6/1/2003	5/1/2033	1233.84	175,600.00	175,470.98	175,341.14	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005	PURCHASE
5379946	8.000	6/1/2003	5/1/2033	478.42	65,200.00	65,112.21	65,112.21	ARM	4.990	14.000	8.000	1.000	1.000	5/1/2005	PURCHASE
5379979	6.600	7/1/2003	6/1/2033	765.76	119,900.00	119,900.00	119,793.69	ARM	4.990	12.600	6.600	3.000	1.000	6/1/2006	PURCHASE
5380001	8.700	7/1/2003	6/1/2033	1264.76	161,500.00	161,500.00	161,406.12	ARM	5.990	14.700	8.700	1.000	1.000	6/1/2005	REFI-NO CASHOUT
5380019	9.500	6/1/2003	5/1/2033	634.18	75,420.00	75,382.90	75,345.50	ARM	5.750	15.500	9.500	1.000	1.000	5/1/2005	PURCHASE
5380027	7.150	7/1/2003	6/1/2033	1323.8	196,000.00	195,844.03	195,844.03	ARM	4.990	13.150	7.150	1.000	1.000	6/1/2005	PURCHASE
5380084	11.400	8/1/2003	7/1/2033	612.21	62,300.00	62,300.00	62,300.00	ARM	6.750	17.400	11.400	1.000	1.000	7/1/2005	REFI-NO CASHOUT
5380126	9.800	7/1/2003	6/1/2033	638.07	73,950.00	73,950.00	73,915.86	ARM	5.990	15.800	9.800	1.000	1.000	6/1/2005	REFI-CASH OUT
5380142	8.650	7/1/2003	6/1/2033	363.6	46,640.00	46,640.00	46,612.60	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5380159	6.500	7/1/2003	6/1/2033	2389.22	378,000.00	378,000.00	377,658.28	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5380167	6.500	7/1/2003	6/1/2033	2389.22	378,000.00	378,000.00	377,658.28	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5380175	6.600	8/1/2003	7/1/2033	1967.07	308,000.00	308,000.00	308,000.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5380191	8.500	6/1/2003	5/1/2033	1699.3	221,000.00	220,866.12	220,731.39	ARM	5.750	14.500	8.500	1.000	1.000	5/1/2006	REFI-CASH OUT
5380225	7.990	8/1/2003	7/1/2033	879.69	120,000.00	120,000.00	120,000.00	ARM	4.990	13.990	7.990	1.000	1.000	7/1/2005	REFI-CASH OUT
5380241	5.400	7/1/2003	6/1/2018	855.63	105,400.00	105,018.67	105,018.67	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5380258	9.150	7/1/2003	6/1/2033	859.48	105,400.00	105,400.00	105,344.20	ARM	4.990	15.150	9.150	1.000	1.000	6/1/2005	REFI-NO CASHOUT
5380266	8.250	7/1/2003	6/1/2033	1183.25	157,500.00	157,399.56	157,399.56	ARM	4.250	14.250	8.250	1.000	1.000	6/1/2005	PURCHASE
5380282	8.250	7/1/2003	6/1/2033	1183.25	157,500.00	157,500.00	157,399.56	ARM	4.250	14.250	8.250	1.000	1.000	6/1/2005	PURCHASE
5380290	7.300	6/1/2003	5/1/2033	1398.02	203,920.00	203,601.21	203,601.21	ARM	4.990	13.300	7.300	1.000	1.000	5/1/2005	PURCHASE
5380316	8.400	6/1/2003	5/1/2033	1747.77	229,415.00	229,415.00	229,130.28	ARM	4.990	14.400	8.400	1.000	1.000	5/1/2005	PURCHASE
5380332	6.250	6/1/2003	5/1/2033	1758.49	285,600.00	285,329.01	285,056.41	ARM	4.990	12.250	6.250	1.000	1.000	5/1/2005	REFI-CASH OUT
5380373	6.000	6/1/2003	5/1/2033	553.49	92,650.00	92,557.76	92,465.08	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5380399	7.100	6/1/2003	5/1/2033	779.02	115,920.00	115,826.84	115,733.13	ARM	4.990	13.100	7.100	1.000	1.000	5/1/2005	PURCHASE
5380415	10.100	7/1/2003	6/1/2033	949.14	107,250.00	107,250.00	107,203.55	ARM	5.990	16.100	10.100	1.000	1.000	6/1/2005	REFI-CASH OUT
5380423	6.000	6/1/2003	5/1/2033	901.72	150,400.00	150,250.28	150,099.81	ARM	4.990	12.000	6.000	1.000	1.000	5/1/2005	PURCHASE
5380472	7.950	6/1/2003	5/1/2033	496.01	67,920.00	67,827.61	67,827.61	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5380480	7.900	7/1/2003	6/1/2033	1834.46	252,400.00	252,400.00	252,227.17	ARM	4.990	13.900	7.900	1.000	1.000	6/1/2005	PURCHASE
5380506	6.250	6/1/2003	5/1/2033	1046.72	170,000.00	169,838.70	169,676.58	ARM	4.250	12.250	6.250	1.000	1.000	5/1/2005	REFI-CASH OUT
5380522	7.700	6/1/2003	5/1/2033	822.94	115,425.00	115,342.70	115,259.85	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5380546	7.500	7/1/2003	6/1/2033	959.30	137,200.00	137,200.00	137,098.17	ARM	5.990	13.500	7.500	1.000	1.000	6/1/2005	REFI-NO CASHOUT
5380553	6.500	7/1/2003	6/1/2018	1875.08	215,250.00	215,250.00	214,540.68	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5380587	7.150	6/1/2003	5/1/2033	540.33	80,000.00	79,872.30	79,872.30	ARM	4.990	13.150	7.150	1.000	1.000	5/1/2005	REFI-CASH OUT
5380621	9.500	6/1/2003	5/1/2033	557.49	68,300.00	68,234.52	68,234.52	ARM	5.990	15.500	9.500	1.000	1.000	5/1/2005	PURCHASE
5380639	9.350	7/1/2003	6/1/2033	352.56	42,480.00	42,458.43	42,458.43	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5380647	8.900	7/1/2003	6/1/2033	686.6	86,100.00	86,100.00	86,051.98	ARM	4.990	14.900	8.900	1.000	1.000	6/1/2005	REFI-CASH OUT
5380662	10.250	7/1/2003	6/1/2033	537.67	60,000.00	60,000.00	59,974.83	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5380688	8.300	8/1/2003	7/1/2033	420.87	55,760.00	55,760.00	55,760.00	ARM	4.990	14.300	8.300	1.000	1.000	7/1/2005	PURCHASE
5380704	6.300	6/1/2003	5/1/2033	1708.37	276,000.00	275,740.63	275,479.90	ARM	4.990	12.300	6.300	1.000	1.000	5/1/2005	PURCHASE
5380720	6.500	7/1/2003	6/1/2033	284.44	45,000.00	45,000.00	44,959.31	ARM	4.250	12.500	6.500	1.000	1.000	6/1/2005	PURCHASE
5380787	10.400	7/1/2003	6/1/2033	1735.18	191,250.00	191,250.00	191,172.34	ARM	6.750	16.400	10.400	1.000	1.000	6/1/2005	REFI-CASH OUT
5380811	7.050	7/1/2003	6/1/2033	1624.88	243,000.00	243,000.00	242,802.77	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5380829	8.550	7/1/2003	6/1/2033	1116.21	144,500.00	144,413.35	144,413.35	ARM	4.990	14.550	8.550	1.000	1.000	6/1/2005	REFI-CASH OUT
5380837	7.750	7/1/2003	6/1/2033	438.45	61,200.00	61,156.80	61,156.80	ARM	4.990	13.750	7.750	1.000	1.000	6/1/2005	PURCHASE
5380845	6.125	7/1/2003	6/1/2033	1275.99	210,000.00	210,000.00	209,795.89	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5380852	7.300	6/1/2003	5/1/2033	1039.7	151,654.00	151,534.86	151,419.01	ARM	4.990	13.300	7.300	1.000	1.000	5/1/2005	PURCHASE
5380886	8.900	7/1/2003	6/1/2033	725.67	91,000.00	91,000.00	90,949.25	ARM	4.990	14.900	8.900	1.000	1.000	6/1/2005	REFI-CASH OUT
5380977	6.350	6/1/2003	5/1/2033	972.68	156,320.00	156,174.51	156,028.25	ARM	4.990	12.350	6.350	1.000	1.000	5/1/2005	PURCHASE

LOAN NUMBER	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5378013	7.350	Full	A	633	72,750.00	0	1	4/29/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5378047	11.150	Stated	A-	538	53,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5378070	10.300	Full	B	471	225,000.00	0	1	5/14/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5378088	7.850	Full	A	669	96,000.00	0	1	5/16/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5378104	6.250	Stated	AA	655	297,000.00	297,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5378112	7.950	Full	AA	694	88,000.00	0	1	5/14/2003	179	7/1/2003	Group I	6 MO LIBOR	6	N
5378146	7.350	Full	A	690	63,000.00	0	1	4/30/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5378195	7.300	Full	A	615	295,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5378211	6.990	Stated	B	565	437,500.00	0	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5378237	7.990	Full	B	619	242,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5378252	6.950	Stated	AA	693	165,000.00	163,000	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5378302	10.360	Full	A-	495	152,150.00	0	1	5/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5378328	11.000	Full	B	518	85,000.00	85,080	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5378344	7.300	Full	A	654	275,000.00	0	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5378393	8.550	Full	B	512	215,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5378427	9.250	Full	B-	545	94,000.00	0	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5378435	6.625	Full	AA	647	383,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5378484	7.650	Full	A	610	95,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5378500	8.400	Stated	AA	654	240,000.00	0	1	6/20/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5378526	7.350	Full	A	733	228,000.00	0	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5378534	6.800	Stated	A	646	293,500.00	293,490	1	6/25/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5378559	6.750	Full	AA	713	263,000.00	263,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5378567	8.300	Stated	A-	526	225,000.00	225,000	1	5/7/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5378583	6.600	Stated	A-	697	297,500.00	297,500	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5378617	6.750	Full	AA	682	100,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5378666	6.300	Stated	A	654	290,000.00	289,900	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5378690	6.650	Stated	AA	681	257,200.00	257,000	1	6/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5378708	6.450	Stated	A	674	270,000.00	270,000	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5378732	6.150	Full	A	608	200,000.00	0	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5378765	5.625	Stated	AA	724	63,000.00	0	1	5/16/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5378773	7.150	Stated	A	606	388,000.00	388,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5378799	8.900	Full	A-	546	160,000.00	0	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5378815	6.500	Stated	AA	686	330,000.00	325,000	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5378823	8.850	Full	B	498	360,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5378856	6.050	Full	A	646	215,000.00	214,500	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5378898	6.600	Stated	A	628	260,000.00	260,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5378906	7.400	Stated	AA	782	230,000.00	0	1	5/12/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5379027	7.900	Stated	A	630	280,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5379037	6.125	Stated	AA	684	410,000.00	396,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5379060	6.850	Full	A	630	378,000.00	370,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5379110	7.300	Stated	A	641	382,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5379136	6.150	Full	AA	624	171,000.00	0	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5379144	6.900	Full	AA	641	165,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5379169	6.850	Stated	A	709	133,000.00	130,950	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5379193	7.650	Full	AA	614	186,000.00	0	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5379201	6.900	Full	AA	606	170,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5379219	6.900	Stated	AA	640	182,000.00	0	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5379227	6.850	Stated	AA	648	147,000.00	140,000	1	5/22/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5379243	6.900	Stated	AA	705	165,000.00	0	1	5/23/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5379250	6.600	Stated	A	689	269,000.00	269,000	1	5/9/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5379276	5.500	Full	AA	733	270,000.00	270,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5379292	9.550	Full	B	500	325,000.00	0	1	6/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5379300	8.100	Stated	A	615	98,000.00	92,000	1	6/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5379326	6.600	Stated	A	752	380,000.00	380,000	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5379375	7.150	Stated	A	665	357,000.00	357,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5379417	5.375	Stated	AA	735	415,000.00	0	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5379425	6.500	Stated	AA	746	450,000.00	0	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5379441	8.375	Full	AA	658	329,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5379516	6.450	Stated	AA	657	280,000.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5379524	7.550	Stated	A	645	125,000.00	0	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5379565	7.650	Full	AA	626	153,000.00	0	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5379581	9.800	Full	A-	481	375,000.00	0	1	6/10/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5379623	10.400	Stated	B	526	41,000.00	41,000	1	5/22/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5379631	6.625	Stated	AA	684	56,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5379672	7.650	Full	AA	634	79,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5379680	6.700	Stated	A	661	185,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5379698	7.850	Full	A	619	127,000.00	126,900	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5379722	12.100	Full	D	559	114,000.00	112,950	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5379748	5.875	Stated	AA	650	215,000.00	0	1	5/21/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5379755	9.550	Full	A-	530	95,000.00	94,967	1	5/16/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5379763	7.900	Full	B	543	165,000.00	158,950	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5379771	6.650	Stated	AA	680	162,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5379789	9.550	Full	C	520	94,000.00	94,000	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5379797	8.850	Full	B	505	226,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5379813	8.800	Full	A-	544	80,000.00	0	1	6/6/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5379821	8.000	Full	A	616	173,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5379839	9.850	Full	A-	538	185,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5379847	8.100	Full	A	622	160,000.00	155,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5379862	7.850	Stated	A	718	230,000.00	230,000	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5379870	7.300	Stated	A	643	85,000.00	84,357	1	5/16/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5379920	7.550	Stated	A	733	220,000.00	219,500	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5379946	8.000	Stated	A	659	88,000.00	81,500	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5379979	6.600	Full	A	691	152,000.00	149,900	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5380001	8.700	Full	B	528	190,000.00	0	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5380019	9.500	Full	A-	569	90,000.00	90,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5380027	7.150	Full	B	598	280,000.00	280,000	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5380084	11.400	Full	D	575	127,000.00	0	1	6/3/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5380126	9.800	Full	B	509	87,000.00	0	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5380142	8.650	Full	A	617	61,000.00	58,300	1	5/2/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5380159	6.500	Stated	A	722	540,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5380167	6.500	Stated	A	727	540,000.00	0	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5380175	6.600	Stated	A	680	440,000.00	0	1	6/2/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5380191	8.500	Stated	A-	564	340,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5380225	7.990	Stated	A-	586	187,500.00	0	1	6/10/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5380241	5.400	Stated	AA	698	124,000.00	0	1	5/16/2003	179	7/1/2003	Group I	6 MO LIBOR	6	N
5380258	9.150	Full	A-	574	124,500.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5380266	8.250	Full	AA	647	175,000.00	175,000	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5380282	8.250	Full	AA	734	175,000.00	175,000	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5380290	7.300	Stated	A	680	255,000.00	254,900	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5380316	8.400	Full	A-	633	270,000.00	269,900	1	4/30/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5380332	6.250	Stated	A	625	360,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5380373	6.000	Full	A	689	109,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5380399	7.100	Stated	A	729	145,000.00	144,900	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5380415	10.100	Full	B-	519	165,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5380423	6.000	Stated	A	644	188,000.00	188,000	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5380472	7.950	Full	A	668	85,000.00	84,900	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5380480	7.900	Full	A-	582	281,000.00	280,500	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5380506	6.250	Stated	AA	642	209,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5380522	7.700	Stated	AA	654	122,000.00	121,500	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5380546	7.500	Full	B	588	161,500.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5380553	6.500	Stated	A	722	307,500.00	0	1	5/15/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5380587	7.150	Stated	A	609	180,000.00	0	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5380621	9.500	Full	B	570	78,000.00	78,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5380639	9.350	Full	A	633	55,000.00	53,100	1	5/2/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5380647	8.900	Stated	A	675	123,000.00	0	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5380662	10.250	Stated	A-	589	75,000.00	75,000	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5380688	8.300	Full	A-	589	80,000.00	65,600	1	6/13/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5380704	6.300	Full	A	649	345,000.00	345,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5380720	6.500	Full	AA	648	70,000.00	70,000	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5380787	10.400	Full	B-	545	225,000.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5380811	7.050	Stated	AA	730	270,000.00	0	1	5/19/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5380829	8.550	Stated	A	629	170,000.00	0	1	5/14/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5380837	7.750	Full	A	632	75,000.00	68,000	1	5/30/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5380845	6.125	Stated	AA	755	265,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5380852	7.300	Stated	A	659	194,000.00	189,568	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5380886	8.900	Stated	A	625	130,000.00	0	1	5/6/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5380977	6.350	Full	A	704	200,000.00	195,400	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N

LBMLT 2003-4 CL [illegible]

Prepared by: [illegible]
Sr [illegible] Analyst
LB&C Capital Markets

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

Column headings (continued across the page): LOAN NUMBER · SERVICING LOAN NUMBER · BORROWER NAME · PROP ADDRESS · PROP CITY · PROP STATE · PROP ZIP · OCCUPANCY STATUS · PROPERTY TYPE · ORIGINAL TERM · ORIG LTV · COMB LTV · CURRENT INT RATE · FIRST PMT DATE · MATURITY DATE · MONTHLY P&I · ORIG LOAN AMOUNT · PRINCIPAL BALANCE · SCHEDULED BALANCE · LOAN TYPE · MARGIN · MAX RATE · MIN RATE · FIRST RATE ADJ CAP · SUBSEQUENT RATE CAP · INTEREST RATE ADJ DATE · LOAN PURPOSE · ORIGINAL RATE · DOCUMENT TYPE · CREDIT GRADE · FICO · ORIGINAL APPRAISAL VALUE · SALE PRICE · LIEN · ORIG DATE · REMAINING TERM · PAID TO DATE · POOL GROUP · INDEX · RATE ADJ FREQ · PMI

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5381002	74533527	RICHMOND	12510 298TH PLACE SE	AUBURN	WA	98092	OWNER OCC	SFR
5381025	74533613	JONES	16535 180TH AVE NE	WOODINVILLE	WA	98072	OWNER OCC	SFR
5381033	74533621	ESPINOSA	229 RODEO AVE	SALINAS	CA	93906	OWNER OCC	SFR
5381108	74533696	VILLANUEVA	5206 S 108TH DRIVE	TOLLESON	AZ	85353	OWNER OCC	PUD
5381116	74533704	NORWOOD	7332 MUFFIN DRIVE	AUSTIN	TX	78724	OWNER OCC	SFR
5381124	74533712	JUNDI	5110 57TH AVE CT W	UNIVERSITY PLACE	WA	98467	OWNER OCC	SFR
5381140	74533738	GENDRO	317 318 1/2 TEMPLE AVENUE	INDIANAPOLIS	IN	46201	NON OWNER	2-4 UNITS
5381173	74533761	LOYA	12940 E 50TH AVENUE	DENVER	CO	80239	OWNER OCC	SFR
5381207	74533795	BANKSTON	7223 HUNNICUTT ROAD	DALLAS	TX	75227	OWNER OCC	SFR
5381256	74533845	PENA	220 NE 12 AVENUE #105	HOMESTEAD	FL	33030	OWNER OCC	PUD
5381306	74533894	DRAKE JR	8432 FAIR WAY	CITRUS HEIGHTS	CA	95610	OWNER OCC	SFR
5381314	74533902	HANKE	8245 WINDMILL FARMS DRIVE	COTATI	CA	94931	OWNER OCC	SFR
5381348	74533936	ARNETT	1400 S [illegible] WAY	RENO	NV	89503	OWNER OCC	SFR
5381355	74533944	DAVIS	1736 C[illegible]LEMONT	HACIENDA HEIGHTS	CA	91745	OWNER OCC	SFR
5381389	74533977	MESA	9128 S MENLO AVE	LOS ANGELES	CA	90044	OWNER OCC	2-4 UNITS
5381405	74533993	MCBRIDE	2212 PENELOPE STREET	ATLANTA	GA	30314	NON OWNER	SFR
5381413	74534009	LAMAR	2775 E CREEK RD	S ROCKWOOD	MI	48179	OWNER OCC	SFR
5381439	74534025	CHEEKS	43528 DODARO DRIVE	TEMECULA	CA	92592	OWNER OCC	PUD
5381447	74534033	MYERS	500 TRISTA DR	DILLON	MT	59725	OWNER OCC	SFR
5381454	74534041	HECKEN II	13700 SAN PABLO AVE , 1201	SAN PABLO	CA	94806	OWNER OCC	CONDO
5381512	74534108	PARKER	7414 SUMMIT VIEW LANE	SACHSE	TX	75048	OWNER OCC	PUD
5381520	74534116	JEROME	5058 DALTON PLACE	HICKORY	NC	28601	OWNER OCC	SFR
5381546	74534132	BUTLER	18183 GREENLAWN	DETROIT	MI	48221	OWNER OCC	SFR
5381553	74534140	WALKER	5214 HAWKS NEST	MCKINNEY	TX	75070	OWNER OCC	PUD
5381561	74534157	GONZALEZ JR	1523 ROCK GLENN AVENUE A-D	GLENDALE	CA	91205	OWNER OCC	2-4 UNITS
5381587	74534173	JOHNSON	191 HANARRY DRIVE	LAWRENCEVILLE	GA	30045	OWNER OCC	SFR
5381595	74534181	FREEMAN	1715 HIGHLAND PLACE	DECATUR	GA	30035	OWNER OCC	SFR
5381603	74534199	DIZON	168 S STONEBROOK DRIVE	ORANGE	CA	92869	OWNER OCC	CONDO
5381629	74534215	BRADFORD	3027 CARTERWOOD AVENUE	NASHVILLE	TN	37207	OWNER OCC	SFR
5381694	74534272	PARKER	6708 S HOLLAND WAY	LITTLETON	CO	80128	OWNER OCC	PUD
5381710	74534306	STREETER	8434 SANTA CATARINA WAY	CITRUS HEIGHTS	CA	95610	OWNER OCC	SFR
5381744	74534330	ORELLANA	1730 1732 LEIGHTON AVENUE	LOS ANGELES	CA	90062	OWNER OCC	2-4 UNITS
5381751	74534348	GONZALEZ	1178 SPRUCE ST	LIVERMORE	CA	94551	OWNER OCC	SFR
5381801	74534397	SMITH	3650 GRADY SMITH ROAD	LOGANVILLE	GA	30052	OWNER OCC	SFR
5381843	74534439	POIRIER	498 CAPITAN CIRCLE	PAGOSA SPRINGS	CO	81147	OWNER OCC	SFR
5381868	74534454	BOYD	815 DOROTHY AVENUE	MACON	GA	31217	OWNER OCC	SFR
5381892	74534488	VOS	8687 LESSIE LANE	RIVERSIDE	CA	92503	OWNER OCC	SFR
5381900	74534496	LORENZO	712 S VICENTIA AVENUE	CORONA	CA	92882	OWNER OCC	SFR
5381926	74534512	MOLINARY	2538 SW 13 COURT	BOYNTON BEACH	FL	33426	OWNER OCC	PUD
5381942	74534538	WHITE	180 GLOVER ROAD	LIVINGSTON	TX	77351	OWNER OCC	MANUMOBIL
5381959	74534546	DOHERTY	128 FRANKLIN DRIVE	RAEFORD	NC	28376	2ND HOME	MANUMOBIL
5381983	74534579	BANWELL	1718 COTTAGE ROAD	WEBSTER CITY	IA	50595	OWNER OCC	SFR
5381991	74534587	JOHANSEN	648 S GREENWOOD	KANKAKEE	IL	60901	OWNER OCC	SFR
5382007	74534595	HOGAN	219 N 8TH STREET	PAGOSA SPRINGS	CO	81147	OWNER OCC	SFR
5382015	74534603	DECASTRO	1 WARM SANDS PLACE	PALM SPRINGS	CA	92264	NON OWNER	SFR
5382023	74534611	GONZALEZ	80804 HATLEIGH COURT	INDIO	CA	92201	OWNER OCC	SFR
5382049	74534637	SINGLETON	1572 W 36TH STREET	WEST PALM BEACH	FL	33404	OWNER OCC	SFR
5382056	74534645	LOWE II	5058 ECHO RD	BLOOMFIELD HILLS	MI	48302	OWNER OCC	SFR
5382080	74534678	CHAVEZ	2580 SONOMA ST	NAPA	CA	94558	OWNER OCC	SFR
5382114	74534702	MOORE	2548 TELFAIR PLACE	MARIETTA	GA	30062	OWNER OCC	PUD
5382130	74534728	ORTIZ	10030 OWENSMOUTH AVENUE 50	CHATSWORTH	CA	91311	OWNER OCC	CONDO
5382155	74534744	BRITTNER	23087 TRILLIUM DRIVE	WILDOMAR	CA	92595	OWNER OCC	SFR
5382163	74534751	BYCROFT	404-406 S GRANT AVENUE	FORT COLLINS	CO	80521	NON OWNER	2-4 UNITS
5382189	74534777	LATHAM	13825 HALLELUJAH TRAIL	ELBERT	CO	80106	OWNER OCC	SFR
5382197	74534785	MONZON	1878 AMBER LANE	CARROLLTON	TX	75007	OWNER OCC	SFR
5382213	74534801	RAY	12166 MELODY DRIVE UN 201	WESTMINSTER	CO	80234	OWNER OCC	CONDO
5382254	74534843	HERAS	13004 HANWELL AVENUE	DOWNEY	CA	90242	OWNER OCC	SFR
5382270	74534868	RENTERIA	1919 RAMIREZ LANE	MISSION	TX	78572	OWNER OCC	SFR
5382296	74534884	ELSWICK	290 GREENWOOD	ALGER	MI	48610	NON OWNER	SFR
5382304	74534892	HOFFMAN	3215 NE 184 STREET	AVENTURA	FL	33160	OWNER OCC	CONDO
5382312	74534900	FAIRCHILD-LITTLEFIEL	1450 N VAQUERO ROAD	PALM SPRINGS	CA	92262	OWNER OCC	SFR
5382320	74534918	WURST	947 LAURELWOOD STREET	CARLSBAD	CA	92009	OWNER OCC	PUD
5382361	74534959	INZINNA	1794 BEDFORD AVE	MERRICK	NY	11566	OWNER OCC	SFR
5382395	74534983	FAIR	940 DANIELS STREET	FAIRFIELD	CA	94533	OWNER OCC	SFR
5382411	74535006	WEAVER	4044 W 177TH PL	COUNTRY CLUB HILLS	IL	60478	OWNER OCC	SFR
5382460	74535055	LAZARIKOS	275 S OGDEN STREET	DENVER	CO	80209	NON OWNER	SFR
5382478	74535063	BRIKEY	1418 12.5 ROAD	LOMA	CO	81524	OWNER OCC	MANUMOBIL
5382486	74535071	JOHNSON	13150 W 9TH AVENUE	GOLDEN	CO	80401	NON OWNER	SFR
5382502	74535097	GARCIA	418 CACTUS DR	CONROE	TX	77385	NON OWNER	SFR
5382510	74535105	NUNEZ	4941 E MONO AVENUE	FRESNO	CA	93727	OWNER OCC	SFR
5382544	74535139	PARKER	532 4TH STREET E	WANAMINGO	MN	55983	OWNER OCC	SFR
5382569	74535154	ECHAVARRIA	9733 NW 122 TERRACE	HIALEAH GARDENS	FL	33018	OWNER OCC	PUD
5382585	74535170	ZUNIGA	3534 W WOLFRAM	CHICAGO	IL	60618	OWNER OCC	2-4 UNITS
5382593	74535188	GARCIA	6441 SW 116 COURT F97	MIAMI UNINCORP	FL	33173	OWNER OCC	CONDO
5382619	74535204	WEST	530 BUNCE ROAD	YUBA CITY	CA	95991	OWNER OCC	SFR
5382635	74535220	COOPER	4327 WASATCH STREET	MURRAY	UT	84107	OWNER OCC	SFR
5382650	74535246	SNYDER	32102 COUNTY ROAD 94	SIMLA	CO	80835	OWNER OCC	SFR
5382684	74535279	SCHEEL	319 W POLK AVENUE	PURCELL	OK	73080	OWNER OCC	SFR
5382692	74535287	GOMEZ	1538 W GREENLEAF	CHICAGO	IL	60626	OWNER OCC	SFR
5382767	74535352	MALICH	4585 N CEDAR TRAIL	STEVENSVILLE	MI	49127	OWNER OCC	SFR
5382783	74535378	COFFMAN	3145 BEECHWOOD STREET	GRAND JUNCTION	CO	81506	OWNER OCC	PUD
5382817	74535402	MENENDEZ	1135 KRUG PARK PLACE	ST JOSEPH	MO	64505	OWNER OCC	SFR
5382841	74535436	RICHARDS	3343-45 KRAMERIA STREET	DENVER	CO	80207	NON OWNER	2-4 UNITS
5382866	74535451	HALL	4349 WILL SCARLET ROAD	JACKSONVILLE	FL	32208	OWNER OCC	SFR
5382874	74535469	MARTINEZ	4825 QUIVAS STREET	DENVER	CO	80221	OWNER OCC	SFR
5382890	74535485	MOORE	2400 HORIZON LANE 146	ANTIOCH	CA	94509	OWNER OCC	CONDO
5382916	74535501	MEDINA	24671 CATALONIA CIRCLE	MISSION VIEJO	CA	92691	OWNER OCC	SFR
5382965	74535550	BARBA	743 745 ALMADEN AVE	SAN JOSE	CA	95110	OWNER OCC	2-4 UNITS
5383011	74535600	OTERO	1533 HARVEY AVENUE	NORTH CHICAGO	IL	60064	NON OWNER	SFR
5383039	74535626	ZBLEWSKI	14752 130TH STREET NW	THIEF RIVER FALLS	MN	56701	OWNER OCC	SFR
5383047	74535634	MURDOCK	80 S TOWNSEND	HERMISTON	OR	97838	OWNER OCC	SFR
5383070	74535667	WARD	5110 VANDERBILT AVENUE	DALLAS	TX	75206	OWNER OCC	SFR
5383088	74535675	TALLEY	911 N JEFFERSON AVENUE	INDIANAPOLIS	IN	46201	NON OWNER	SFR
5383112	74535709	WITKOWSKI	8216 THORNHILL DR	YPSILANTI	MI	48197	OWNER OCC	SFR
5383120	74535717	ROUNDS	1175 W LILLEY AVENUE	LITTLETON	CO	80120	NON OWNER	SFR
5383138	74535725	COLOMES	3004 LINCOLN AVENUE	ALTADENA	CA	91001	OWNER OCC	SFR
5383153	74535741	WALKER	1533 BELMONT DRIVE	LONGMONT	CO	80503	OWNER OCC	SFR
5383161	74535758	AYALA	4341 LUGO AVENUE	CHINO HILLS	CA	91709	OWNER OCC	SFR
5383211	74535808	BRESSETTE	0583 27TH TRAIL	COTOPAXI	CO	81223	OWNER OCC	MANUMOBIL
5383245	74535832	MURPHREE	3680 KYLE LANE	BIRMINGHAM	AL	35243	OWNER OCC	SFR
5383310	74535907	TAYLOR	642 LYMAN	MEMPHIS	TN	38107	OWNER OCC	SFR
5383377	74535964	PRATT	304 12TH STREET SW	BIRMINGHAM	AL	35211	OWNER OCC	SFR
5383419	74536004	FREESTONE	98 W 500 NORTH	VERNAL	UT	84078	OWNER OCC	SFR
5383450	74536046	PATTERSON	1316 LOST POINT LANE	OXNARD	CA	93030	OWNER OCC	CONDO
5383484	74536079	NEVAREZ	1368 MCCOMAS ST	POMONA	CA	91768	OWNER OCC	SFR
5383492	74536087	SLOAN	8507 STATE ROUTE 235	ALGER	OH	45812	OWNER OCC	SFR
5383500	74536095	FOLDESI	27830 BLESSINGER ROAD	STAR	ID	83669	OWNER OCC	SFR
5383518	74536103	BENTLEY	275 PALMETTO CIRCLE NE	PORT CHARLOTTE	FL	33952	2ND HOME	SFR
5383567	74536152	STONE	940 COUNTY ROAD 765	WEBSTER	FL	33597	OWNER OCC	MANUMOBIL
5383575	74536160	ALLEN	285 E 400 SOUTH	VERNAL	UT	84078	OWNER OCC	SFR
5383609	74536194	HIGGINS	4632 SUNGATE DRIVE	PALMDALE	CA	93551	OWNER OCC	SFR
5383617	74536207	STERNER	504 SEVILLE WAY	MERCED	CA	95340	NON OWNER	SFR
5383641	74536236	POWERS	20854 SEMINOLE ROAD	INDIAN HILLS	CO	80454	OWNER OCC	SFR
5383666	74536251	ARENAS	4825 E CHAMBERS STREET	PHOENIX	AZ	85040	OWNER OCC	SFR
5383682	74536277	DUCOTE	421 SUNSHINE DRIVE	COCONUT CREEK	FL	33066	OWNER OCC	TOWNHOUSE
5383732	74536327	PEARSON	27 CAMINO CELESTE	SAN CLEMENTE	CA	92673	OWNER OCC	CONDO
5383740	74536335	JUAREZ	2912 E FLOWER STREET	PHOENIX	AZ	85016	OWNER OCC	SFR
5383757	74536343	ROBERTS	19930 BENTLER STREET	DETROIT	MI	48219	OWNER OCC	SFR
5383765	74536350	VEGA	1705 E 63RD ST	LOS ANGELES	CA	90001	OWNER OCC	SFR
5383781	74536376	HARDER	2030 OTIS STREET	EDGEWATER	CO	80214	OWNER OCC	SFR
5383856	74536442	PARENT	1056 SUNDANCE CIRCLE	WOODLAND PARK	CO	80863	OWNER OCC	SFR
5383872	74536467	QURESHI	6 MAIN STREET	MALDEN	MA	2148	OWNER OCC	SFR
5383906	74536491	HERBON	843 W 24TH STREET	OGDEN	UT	84401	NON OWNER	SFR
5383930	74536525	AJURIA	42500 OSLO CIRCLE	TEMECULA	CA	92592	OWNER OCC	SFR
5383955	74536541	ROBERTS	5718 NATOMA CIRCLE	STOCKTON	CA	95219	OWNER OCC	SFR
5383997	74536582	BASULTO	18638 NAPA STREET	LOS ANGELES	CA	91324	OWNER OCC	SFR
5384003	74536590	JOHNSON JR	31165 VIA GILBERTO	TEMECULA	CA	92592	OWNER OCC	SFR

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.279 WA Rate
353.77 WA Rterm
11,705 Loan Count
$ [illegible] Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV
5384011	74536808	KNIGHT	1 CHURCH STREET	ASHLAND	NH	3217	OWNER-OCC	2-4 UNITS	360	75.00	0.00
5384037	74536824	SANCHEZ	3587 W 6100 SOUTH	TAYLORSVILLE	UT	84118	OWNER-OCC	SFR	360	80.00	100.00
5384045	74536832	SINGH	6550 N SEELEY UNIT 1	CHICAGO	IL	60645	OWNER-OCC	CONDO	360	80.00	0.00
5384177	74536784	JOUBERT	11101 VENUM COURT	MIRA LOMA	CA	91752	OWNER-OCC	SFR	360	73.22	0.00
5384201	74536798	LALLI	18601 COLLINS ST #170	LOS ANGELES	CA	91356	OWNER-OCC	CONDO	180	80.00	0.00
5384219	74536806	OCAMPO	3530 C. INGLEWOOD STREET	CORONA	CA	92879	OWNER-OCC	SFR	360	80.00	60.00
5384243	74536830	VAUGHN	2828 WORDEN ST 134	SAN DIEGO	CA	92110	OWNER-OCC	CONDO	360	80.00	100.00
5384250	74536848	CASTELLANOS	2410 E 118TH STREET	LOS ANGELES	CA	90059	OWNER-OCC	2-4 UNITS	360	73.03	0.00
5384268	74536855	LEJCAR	2758 AVENIDA COLIBRI	BULLHEAD CITY	AZ	86442	NON OWNER	MANUMOBIL	360	80.00	0.00
5384276	74536863	SANCHEZ	1354 VALENCIA AVENUE	PLACENTIA	CA	92870	OWNER-OCC	SFR	360	51.72	0.00
5384284	74536871	SQUIRES	111 MAPLE STREET	EXETER	MO	65647	OWNER-OCC	SFR	360	59.07	0.00
5384292	74536889	CURTIS	3534 CANTER DRIVE	NORTH LAS VEGAS	NV	89032	OWNER-OCC	PUD	360	63.14	0.00
5384342	74536930	GALVEZ	1971 EAST 114TH STREET	LOS ANGELES	CA	90059	OWNER-OCC	SFR	360	80.00	100.00
5384367	74536954	TOMICICH	7222 EFFIE STREET	LOS ANGELES	CA	90026	OWNER-OCC	2-4 UNITS	360	75.00	0.00
5384375	74536962	BOYD	10796 MAPLEHILL	CINCINNATI	OH	45240	OWNER-OCC	SFR	360	85.00	0.00
5384409	74536996	BANUELOS	47646 CORTA HERRERA	INDIO	CA	92201	OWNER-OCC	SFR	360	80.00	0.00
5384425	74537010	MORALES LARA	9551 REMICK AVENUE	LOS ANGELES	CA	91331	OWNER-OCC	SFR	360	74.42	0.00
5384482	74537077	WILKER	2271 LOMINA AVENUE	LONG BEACH	CA	90815	OWNER-OCC	SFR	360	80.00	95.00
5384490	74537085	CULLINAN	178 N MASSACHUSETTS STREET	LAKE ELSINORE	CA	92530	OWNER-OCC	SFR	360	85.00	0.00
5384508	74537093	HART JR	250 EAST 16TH STREET	COSTA MESA	CA	92627	OWNER-OCC	2-4 UNITS	180	63.79	0.00
5384516	74537101	PARRILLO	10221 WESCOTT AVENUE	LOS ANGELES	CA	91040	OWNER-OCC	SFR	360	64.29	0.00
5384524	74537119	ESPERANZA	10560 HYACINTH PLACE	HIGHLANDS RANCH	CO	80129	OWNER-OCC	PUD	360	91.00	0.00
5384532	74537127	LEAL	225 CALLE JAZMIN	THOUSAND OAKS	CA	91360	OWNER-OCC	SFR	360	80.00	0.00
5384540	74537135	BURGOON	14229 HALPER ROAD	POWAY	CA	92064	OWNER-OCC	SFR	360	80.00	100.00
5384565	74537150	ELLIOTT	5036 S GERMANTOWN ROAD	GERMANTOWN	TN	38141	OWNER-OCC	SFR	360	90.00	0.00
5384599	74537184	MAHONY	18 HUMMOCK RD	QUINCY	MA	2171	OWNER-OCC	SFR	360	48.57	0.00
5384607	74537267	BEAS	12407 SPROUL STREET	NORWALK	CA	90650	OWNER-OCC	SFR	360	80.00	0.00
5384615	74537275	DURAN	45 DANIEL AVE	PROVIDENCE	RI	2909	OWNER-OCC	2-4 UNITS	360	80.00	0.00
5384623	74537283	GARCIA	6401 GRIMSLEY STORE ROAD	WILSON	NC	27893	OWNER-OCC	MANUMOBIL	360	84.95	0.00
5384631	74537291	GAMBOA	22863 DEL VALLE STREET 8	WOODLAND HILLS	CA	91364	OWNER-OCC	CONDO	360	90.00	0.00
5384649	74537309	THOMAS	526 ENCINITAS AVENUE	SAN DIEGO	CA	92114	OWNER-OCC	SFR	360	58.84	0.00
5384680	74537341	DEVRIES	4154 RISEDORPH AVE	FLINT	MI	48506	OWNER-OCC	SFR	360	80.00	100.00
5384755	74537416	JACKSON	1715 KATHLEEN COURT	WEST COVINA	CA	91792	OWNER-OCC	SFR	360	64.85	0.00
5384763	74537424	ROSALES	7417 MCKINLEY AVE	LOS ANGELES	CA	90001	OWNER-OCC	SFR	360	80.00	100.00
5384797	74537457	MILLS	18780 NOLA	LIVONIA	MI	48152	OWNER-OCC	SFR	360	80.00	0.00
5384839	74537499	MATELSON	5640 OSO AVE	LOS ANGELES	CA	91347	OWNER-OCC	SFR	360	53.33	0.00
5384854	74537515	OSUNA	68440 ESTIO ROAD	CATHEDRAL CITY	CA	92234	OWNER-OCC	SFR	360	80.00	95.00
5384888	74537558	MUNSON	15363 RIMFORD STREET	LAKE HUGHES	CA	93532	OWNER-OCC	SFR	360	72.50	0.00
5384938	74537566	MARTINEZ	4152 DIVISION STREET	LOS ANGELES	CA	90065	OWNER-OCC	SFR	360	75.00	0.00
5384970	74537630	FORD	534 ASBURY CHURCH ROAD	IRWINTON	GA	31042	OWNER-OCC	MANUMOBIL	360	80.00	92.85
5384996	74537655	ROBINSON	6630 INDIANA AVE	KANSAS CITY	MO	64132	OWNER-OCC	SFR	360	80.00	0.00
5385000	74537663	BANKS	178 WINLONG LANE	WASHINGTON	NC	27889	OWNER-OCC	MANUMOBIL	360	85.00	99.96
5385026	74537689	CRANFORD	212 W DYKE STREET	COCHRAN	GA	31014	OWNER-OCC	SFR	360	90.00	0.00
5385034	74537697	WALKER	20508 WELD COUNTY ROAD 78	EATON	CO	80615	NON OWNER	SFR	360	90.00	0.00
5385067	74537713	MANGUM	44192 OAKVILLE ROAD	NEW LONDON	NC	28127	OWNER-OCC	MANUMOBIL	360	84.16	0.00
5385083	74537739	DOHERTY EVANS	4223 CLEARVISTA LANE	KENNESAW	GA	30101	NON OWNER	PUD	360	77.10	0.00
5385091	74537747	BOWLES	7101 E 82ND AVENUE	COMMERCE CITY	CO	80022	OWNER-OCC	SFR	360	90.00	0.00
5385109	74537754	WILSON	17769 MANCHESTER	DETROIT	MI	48219	OWNER-OCC	SFR	360	85.00	100.00
5385117	74537762	MARTINEZ	14554 WALNUT STREET	HESPERIA	CA	92345	NON OWNER	SFR	360	76.91	0.00
5385133	74537788	MURPHY-LESTRADE	9026 NW 45TH COURT	FORT LAUDERDALE	FL	33351	OWNER-OCC	PUD	360	38.64	0.00
5385141	74537796	MILNOR	4635 PARTRIDGE COURT	MEMPHIS	TN	38141	NON OWNER	PUD	360	80.00	0.00
5385166	74537812	SANTANA	3221 VINELAND AVE #1	BALDWIN PARK	CA	91706	OWNER-OCC	PUD	360	80.00	100.00
5385174	74537820	PEARCE	5455 LAKE VISTA DR	WATERFORD TWP	MI	48327	OWNER-OCC	SFR	360	85.00	0.00
5385208	74537853	MCKEON	11301 LONE SHADOW TRAIL	LIVE OAK	TX	78233	OWNER-OCC	SFR	360	80.00	100.00
5385224	74537879	HARRIS	44 DETROIT LANE	TUSKEGEE	AL	36083	OWNER-OCC	SFR	360	90.00	0.00
5385232	74606033	CUMMINS	2309 WHISPERING PINES	HAMBURG TWP	MI	48189	OWNER-OCC	CONDO	360	85.00	0.00
5385281	74537937	BURNSIDE	9024 ALDERSHOT COURT	LAS VEGAS	NV	89147	OWNER-OCC	PUD	360	74.88	0.00
5385299	74537945	MANOR	4119 FRIENDSHIP LANE	MEMPHIS	TN	38115	NON OWNER	SFR	360	80.00	0.00
5385307	74537952	CARRERE	8222 S COLFAX AVENUE	CHICAGO	IL	60612	OWNER-OCC	SFR	360	75.00	0.00
5385315	74537960	COLE	734 S HUMPHREY AVE	OAK PARK	IL	60304	OWNER-OCC	SFR	360	89.64	0.00
5385323	74537978	AVILA	224 224 1/2 W 47TH ST	LOS ANGELES	CA	90037	OWNER-OCC	2-4 UNITS	360	80.00	100.00
5385331	74537986	SHEPHERD	4330 LANDIS DRIVE	BATON ROUGE	LA	70812	NON OWNER	SFR	360	80.00	0.00
5385349	74537994	PARKER	3132 LEE STREET	CLAYTON	NC	27520	OWNER-OCC	SFR	360	85.00	0.00
5385372	74538026	MENDOZA	1143 FANNIN AVENUE	BROWNSVILLE	TX	78520	OWNER-OCC	SFR	360	95.00	0.00
5385380	74538042	RAY	1718 MARINE ST	SOUTH BEND	IN	46613	NON OWNER	SFR	360	80.00	0.00
5385406	74538058	SWOBODA	14261 FERNBROOK DRIVE	TUSTIN	CA	92780	OWNER-OCC	SFR	360	65.00	0.00
5385414	74538067	BUTLER	18342 COUNTY ROAD 131	MENAGHA	MN	56464	OWNER-OCC	SFR	360	65.00	0.00
5385422	74538075	MILAM	182 SUNFLOWER DRIVE	WINDSOR	CO	80550	OWNER-OCC	SFR	360	80.00	100.00
5385455	74538109	THOMAS	4325 W AUGUSTA BLVD	CHICAGO	IL	60651	OWNER-OCC	2-4 UNITS	360	75.00	0.00
5385513	74538166	JOHNSON	3224 HARVESTER LANE WEST	MEMPHIS	TN	38127	NON OWNER	SFR	180	75.00	0.00
5385521	74538174	MILNOR	4041 COUNTRY BIRCH COVE	MEMPHIS	TN	38115	NON OWNER	SFR	360	80.00	0.00
5385539	74538182	RICHARDS	6003 S HONORE	CHICAGO	IL	60636	OWNER-OCC	2-4 UNITS	360	75.00	100.00
5385562	74538216	WILLIAMS	525 30 ROAD	GRAND JUNCTION	CO	81504	OWNER-OCC	SFR	360	85.00	0.00
5385570	74538224	MECKLEY	29 KENFIELD CIRCLE	BLOOMINGTON	IL	61704	OWNER-OCC	SFR	360	96.54	0.00
5385612	74538265	TORRES	10342 MIDWAY STREET	BELLFLOWER	CA	90706	OWNER-OCC	SFR	180	69.14	0.00
5385620	74538273	LAMAR	1505 MEREDITH DRIVE	CINCINNATI	OH	45231	OWNER-OCC	SFR	360	85.00	0.00
5385638	74538281	BUTLER	8127 S CLYDE AVE	CHICAGO	IL	60617	NON OWNER	2-4 UNITS	360	80.00	93.00
5385646	74538299	STUSYNSKI	1505 PENNINGTON AVENUE	THIEF RIVER FALLS	MN	56701	OWNER-OCC	SFR	360	65.00	0.00
5385653	74538307	GUZMAN	66833 E 48TH AVENUE	BYERS	CO	80103	OWNER-OCC	MANUMOBIL	360	80.00	0.00
5385679	74538323	MITCHELL	3542 S MYSTIC WAY	MAGNA	UT	84044	OWNER-OCC	SFR	360	80.00	100.00
5385703	74538358	SKULEY	2718 OAK ROAD #114	WALNUT CREEK	CA	94596	OWNER-OCC	SFR	360	80.00	100.00
5385711	74538364	VILLATORO MONDACA	13400 KLONDIKE AVE	DOWNEY	CA	90242	OWNER-OCC	SFR	360	80.00	100.00
5385760	74538414	BLACKWELL	6815 ROE STREET	CINCINNATI	OH	45227	OWNER-OCC	SFR	360	85.00	0.00
5385778	74538422	DOMINGUEZ	493 ARMSBY WAY	SUISUN CITY	CA	94585	OWNER-OCC	SFR	360	80.00	100.00
5385802	74538455	TRAYNHAM	608 W AURORA VISTA TRAIL	AURORA	TX	76078	OWNER-OCC	PUD	360	80.00	100.00
5385828	74538471	VITELLI	601 CASPIAN AVE	NORTH CAPE MAY	NJ	8204	OWNER-OCC	SFR	360	80.00	0.00
5385836	74538489	MILNOR	4373 VANCOUVER COVE	MEMPHIS	TN	38141	NON OWNER	SFR	360	77.83	0.00
5385844	74538497	HUERTA	2801 171 STREET STREET SE	BOTHELL	WA	98012	OWNER-OCC	SFR	360	80.00	100.00
5385869	74538513	SUAZO	630 N 13TH ST	SAN JOSE	CA	95112	OWNER-OCC	SFR	360	80.00	0.00
5385877	74538521	WOODRUFF	104 PINKERTON RD	ETHEL	WA	98542	OWNER-OCC	SFR	360	50.00	0.00
5385885	74538539	STARKOVICH	5657 LAWRENCE ROAD	EVERSON	WA	98247	OWNER-OCC	SFR	360	85.00	0.00
5385893	74538547	ANDERSON	4750 FALCON ST SW	ALBANY	OR	97321	OWNER-OCC	PUD	360	80.00	100.00
5385919	74538562	ALLEN	81547 SAGEBRUSH ROAD	HERMISTON	OR	97838	OWNER-OCC	SFR	360	80.00	0.00
5385927	74538570	LEVARIO	400 CROSSWAY DRIVE	GOLD HILL	OR	97525	OWNER-OCC	MANUMOBIL	360	80.00	0.00
5385992	74538646	WHEELER	171 CORNELL CIRCLE	PUEBLO	CO	81005	OWNER-OCC	SFR	360	85.00	0.00
5386008	74538653	LINDBERG	8019 S 85TH AVENUE	JUSTICE	IL	60458	OWNER-OCC	SFR	360	90.00	0.00
5386024	74538679	PERES	16682 W DRIFTWOOD AVENUE	DELHI	CA	95315	OWNER-OCC	SFR	360	62.22	0.00
5386032	74538687	GUTIERREZ	3720 SW 43RD AVENUE	HOLLYWOOD	FL	33023	OWNER-OCC	SFR	360	79.77	0.00
5386057	74538703	HUNT	10045 HIGHWAY 70	MARYSVILLE	CA	95901	OWNER-OCC	SFR	360	45.83	0.00
5386073	74538729	ALLEN	2910 HEAKLEY RD SOUTHEAST	PORT ORCHARD	WA	98366	OWNER-OCC	MANUMOBIL	360	82.87	0.00
5386081	74538737	BUSH	218 CONTRA COSTA AVE	FIRCREST	WA	98466	OWNER-OCC	SFR	360	80.00	100.00
5386123	74538778	DENNEY	1953 E JARVIS AVENUE	MESA	AZ	85204	OWNER-OCC	SFR	360	61.88	0.00
5386131	74538786	CHINCHILLA	3850 1/2 EAST 22ND AVENUE	EUGENE	OR	97403	OWNER-OCC	2-4 UNITS	360	70.00	0.00
5386149	74538794	HOOVER	6819 SUNSET VIEW DRIVE NW	GIG HARBOR	WA	98332	NON OWNER	SFR	360	70.00	0.00
5386156	74538802	FRANCIS	10422 107TH STREET	LAKEWOOD	WA	98498	OWNER-OCC	SFR	360	59.00	0.00
5386164	74538810	MCBRIDE	26600 SE HIGHWAY 224	EAGLE CREEK	OR	97022	OWNER-OCC	MANUMOBIL	360	90.00	0.00
5386214	74538868	SANTOS	383 HALF MOON LANE #3	DALY CITY	CA	94015	OWNER-OCC	CONDO	360	80.00	0.00
5386255	74538901	FOX	1005 ENGLEBY DRIVE	COLORADO SPRINGS	CO	80930	OWNER-OCC	MANUMOBIL	360	75.00	0.00
5386263	74538919	SARGENT	362 OLD MACON ROAD	GRAY	GA	31032	OWNER-OCC	MANUMOBIL	360	80.00	0.00
5386271	74538927	KIRK	1600 W 88TH PLACE	HICKORY HILLS	IL	60457	OWNER-OCC	SFR	360	89.47	0.00
5386297	74538943	ARIAS	1526 W WAVELAND AVENUE	CHICAGO	IL	60634	OWNER-OCC	SFR	360	80.00	100.00
5386321	74538978	VIOLA	87 SEAWANHAKA AVENUE	LAKE GROVE	NY	11755	NON OWNER	SFR	180	57.14	0.00
5386339	74538994	WILLIAMS	2407 S BATTERY STREET	LITTLE ROCK	AR	72206	NON OWNER	2-4 UNITS	360	70.00	93.08
5386354	74539008	MILNOR	6657 BIRCH RUN LANE	MEMPHIS	TN	38115	NON OWNER	SFR	360	80.00	0.00
5386362	74539018	RAY	501 W NAVARRE ST	SOUTH BEND	IN	46616	NON OWNER	SFR	360	77.27	0.00
5386370	74539024	VIRAMONTES	13324 ELIZABETH COURT	THORNTON	CO	80241	OWNER-OCC	PUD	360	75.00	95.00
5386388	74539032	STEELE	5081 N SILVERPLACE DRIVE	CASTLE ROCK	CO	80108	OWNER-OCC	PUD	360	95.00	0.00
5386396	74539040	PATTERSON	1430 DELLWOOD AVENUE	BOULDER	CO	80304	NON OWNER	SFR	180	61.81	0.00
5386417	74539065	HARDING JR	20635 CAMINO DEL SOL	RIVERSIDE	CA	92508	OWNER-OCC	SFR	360	79.86	99.82
5386438	74539081	AVALOS	14513 MENIFEE STREET	AUSTIN	TX	78725	OWNER-OCC	PUD	360	80.00	100.00
5386461	74539115	DENNIS	8265 E 7500 NORTH	LAPOINT	UT	84078	OWNER-OCC	SFR	360	80.00	99.87
5386487	74539131	DAVIS	322 W SOUTHERN AVE	INDIANAPOLIS	IN	46225	OWNER-OCC	SFR	360	85.00	100.00
5386511	74539164	RODRIGUEZ	3618 BARNES AVENUE #17	BALDWIN PARK	CA	91706	OWNER-OCC	CONDO	360	84.85	0.00
5386557	74539206	JACKSON	432 MILL CREEK RD	LIVINGSTON	MT	59047	OWNER-OCC	SFR	360	75.00	0.00
5386560	74539214	SCHLEGEL	19815 207TH AVE SE	MONROE	WA	98272	OWNER-OCC	MANUMOBIL	360	90.00	0.00
5386578	74539222	CAFFEE	16500 SW SATTERBERG ROAD	BEAVERTON	OR	97007	OWNER-OCC	SFR	360	80.00	100.00
5386594	74539248	SCOTT	605 IDAHO ST	BELGRADE	MT	59714	OWNER-OCC	SFR	360	64.48	0.00

LOAN NUMBER	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY P&I	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE
5384011	7.400	7/1/2003	6/1/2033	820.49	118,500.00	118,410.27	118,410.27	ARM	5.750	13.400	7.400	1.000	1.000	6/1/2005	REFI-CASH OUT
5384037	7.150	6/1/2003	5/1/2033	710.53	105,200.00	105,118.79	105,032.08	ARM	6.750	13.150	7.150	1.000	1.000	5/1/2005	PURCHASE
5384045	9.000	8/1/2003	7/1/2033	901.18	112,000.00	112,000.00	112,000.00	ARM	4.990	15.000	9.000	1.000	1.000	7/1/2005	REFI-NO CASHOUT
5384177	5.750	6/1/2003	5/1/2033	1178.82	202,000.00	201,789.10	201,577.19	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5384201	5.875	7/1/2003	6/1/2018	1171.97	140,000.00	139,513.45	139,513.45	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5384219	6.550	6/1/2003	5/1/2033	1113.23	176,000.00	175,842.44	175,684.02	ARM	6.750	13.550	6.550	1.000	1.000	5/1/2005	PURCHASE
5384243	5.850	7/1/2003	6/1/2033	1000.54	169,600.00	169,426.26	169,426.26	ARM	4.990	11.850	5.850	1.000	1.000	6/1/2005	PURCHASE
5384250	5.875	8/1/2003	7/1/2033	820.78	138,750.00	138,750.00	138,750.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5384268	8.300	6/1/2003	5/1/2033	386.45	51,200.00	51,135.14	51,135.14	ARM	5.750	14.300	8.300	1.000	1.000	5/1/2005	REFI-CASH OUT
5384276	6.625	6/1/2003	5/1/2033	1440.7	225,000.00	224,801.88	224,801.88	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5384284	9.050	6/1/2003	5/1/2033	347.54	43,000.00	42,978.75	42,953.33	ARM	5.750	15.050	9.050	1.000	1.000	5/1/2005	REFI-CASH OUT
5384292	8.050	6/1/2003	5/1/2033	1154.46	156,000.00	155,875.65	155,773.03	ARM	5.750	14.050	8.050	1.000	1.000	5/1/2005	REFI-NO CASHOUT
5384342	7.250	6/1/2003	5/1/2033	818.61	120,000.00	119,906.39	119,812.21	ARM	6.750	13.250	7.250	1.000	1.000	5/1/2005	PURCHASE
5384367	7.350	7/1/2003	6/1/2033	1265.99	183,750.00	183,609.48	183,609.48	ARM	4.990	13.350	7.350	1.000	1.000	6/1/2005	PURCHASE
5384375	9.600	7/1/2003	6/1/2033	793.03	93,500.00	93,500.00	93,454.67	ARM	5.750	15.600	9.600	1.000	1.000	6/1/2005	REFI-CASH OUT
5384409	6.250	7/1/2003	6/1/2033	966.47	156,958.00	156,958.00	156,809.07	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5384425	7.950	7/1/2003	6/1/2033	1168.46	160,000.00	159,891.54	159,891.54	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5384482	5.875	7/1/2003	6/1/2033	1646.9	287,200.00	287,200.00	286,907.18	ARM	4.250	11.875	5.875	1.000	1.000	6/1/2005	PURCHASE
5384490	6.700	6/1/2003	5/1/2033	1256.04	194,650.00	194,480.76	194,310.57	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5384508	6.600	6/1/2003	5/1/2018	3594.12	410,000.00	408,655.00	407,306.48	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5384516	7.250	7/1/2003	6/1/2033	1534.9	225,000.00	225,000.00	224,824.48	ARM	5.990	13.250	7.250	1.000	1.000	6/1/2005	REFI-CASH OUT
5384524	6.650	6/1/2003	5/1/2033	1306.65	203,650.00	203,491.05	203,461.05	ARM	4.250	12.650	6.650	1.000	1.000	5/1/2005	PURCHASE
5384532	10.550	7/1/2003	6/1/2033	2792.18	304,000.00	304,000.00	303,880.49	ARM	6.750	16.550	10.550	1.000	1.000	6/1/2005	REFI-CASH OUT
5384540	6.500	6/1/2003	5/1/2033	1769.8	280,000.00	279,745.87	279,492.37	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5384565	9.700	7/1/2003	6/1/2033	1315.82	160,650.00	160,650.00	160,565.83	ARM	5.750	15.700	9.700	1.000	1.000	6/1/2005	REFI-CASH OUT
5384599	7.550	6/1/2003	5/1/2033	1194.5	170,000.00	169,749.38	169,749.38	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005	REFI-CASH OUT
5384607	6.375	7/1/2003	6/1/2033	1272.7	204,000.00	204,000.00	203,811.05	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5384615	6.625	7/1/2003	6/1/2033	923.05	144,000.00	144,000.00	143,872.95	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5384623	9.300	7/1/2003	6/1/2033	652.78	79,000.00	79,000.00	78,959.47	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5384631	7.100	8/1/2003	7/1/2033	1330.63	198,000.00	198,000.00	198,000.00	ARM	4.950	13.100	7.100	1.000	1.000	7/1/2005	REFI-CASH OUT
5384649	9.050	7/1/2003	6/1/2033	1309.33	162,000.00	161,912.42	161,912.42	ARM	5.990	15.050	9.050	1.000	1.000	6/1/2005	REFI-CASH OUT
5384680	9.700	7/1/2003	6/1/2033	718.61	84,000.00	84,000.00	83,960.39	ARM	6.250	15.700	9.700	1.000	1.000	6/1/2005	PURCHASE
5384755	8.200	6/1/2003	5/1/2033	2093.72	280,000.00	279,819.61	279,637.98	ARM	5.750	14.200	8.200	1.000	1.000	5/1/2005	REFI-CASH OUT
5384763	6.990	7/1/2003	6/1/2033	733.76	110,400.00	110,309.32	110,309.32	ARM	4.990	12.990	6.990	1.000	1.000	6/1/2005	PURCHASE
5384797	6.250	7/1/2003	6/1/2033	837.38	136,000.00	135,870.94	135,870.94	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5384839	6.200	7/1/2003	6/1/2033	1469.93	240,000.00	240,000.00	239,770.07	ARM	4.990	12.200	6.200	1.000	1.000	6/1/2005	REFI-CASH OUT
5384854	6.250	6/1/2003	5/1/2033	1118.15	181,600.00	181,427.68	181,254.47	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5384888	7.300	7/1/2003	6/1/2033	994.08	145,000.00	144,888.00	144,888.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5384938	7.100	7/1/2003	6/1/2033	1582.84	235,500.00	235,500.00	235,310.74	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5384970	10.850	7/1/2003	6/1/2033	526.97	56,000.00	56,000.00	55,979.36	ARM	6.250	16.850	10.850	1.000	1.000	6/1/2005	PURCHASE
5384996	9.250	7/1/2003	6/1/2033	487.03	59,200.00	59,200.00	59,169.30	ARM	6.250	15.250	9.250	1.000	1.000	6/1/2005	PURCHASE
5385000	10.800	7/1/2003	6/1/2033	756.55	80,720.00	80,720.00	80,689.93	ARM	5.990	16.800	10.800	1.000	1.000	6/1/2005	PURCHASE
5385026	9.850	8/1/2003	7/1/2033	1169.79	135,000.00	135,000.00	135,000.00	ARM	5.750	15.850	9.850	1.000	1.000	7/1/2005	REFI-CASH OUT
5385034	7.250	6/1/2003	5/1/2033	1467.37	215,100.00	214,932.10	214,763.37	ARM	4.250	13.250	7.250	1.000	1.000	5/1/2005	PURCHASE
5385067	10.550	6/1/2003	5/1/2033	780.71	85,000.00	84,966.58	84,932.87	ARM	5.750	16.550	10.550	1.000	1.000	5/1/2005	REFI-CASH OUT
5385083	6.000	6/1/2003	5/1/2033	716.41	119,500.00	118,552.84	118,675.73	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5385091	7.700	6/1/2003	5/1/2033	1090.83	153,000.00	152,860.92	152,781.14	ARM	4.990	13.700	7.700	1.000	1.000	5/1/2005	PURCHASE
5385109	9.500	7/1/2003	6/1/2033	964.88	114,750.00	114,750.00	114,693.55	ARM	5.990	15.500	9.500	1.000	1.000	6/1/2005	PURCHASE
5385117	6.750	7/1/2003	6/1/2033	655.09	101,000.00	100,913.04	100,913.04	FXD	0.000	0.000	0.000	0.000	0.000		REFI CASH OUT
5385133	6.750	7/1/2003	6/1/2033	330.79	51,000.00	51,000.00	50,958.09	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5385141	7.000	6/1/2003	5/1/2033	612.08	92,000.00	91,924.59	91,848.74	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5385166	6.750	6/1/2003	5/1/2033	1037.76	160,000.00	159,850.00	159,711.40	ARM	4.900	12.750	6.750	1.000	1.000	5/1/2005	PURCHASE
5385174	8.600	7/1/2003	6/1/2033	1141.85	144,500.00	144,500.00	144,417.72	ARM	4.990	14.600	8.600	1.000	1.000	6/1/2005	REFI-NO CASHOUT
5385208	6.850	7/1/2003	6/1/2033	278.52	42,200.00	42,164.37	42,164.37	ARM	4.990	12.850	6.850	1.000	1.000	6/1/2005	PURCHASE
5385224	9.100	6/1/2003	5/1/2033	504.15	62,100.00	62,066.77	62,033.29	FXD	0.000	0.000	0.000	0.000	0.000		REFI CASH OUT
5385232	9.300	7/1/2003	6/1/2033	2458.25	297,500.00	297,500.00	297,347.38	ARM	5.990	15.300	9.300	1.000	1.000	6/1/2005	PURCHASE
5385281	6.625	6/1/2003	5/1/2033	992.49	155,000.00	154,863.24	154,725.72	ARM	4.990	12.625	6.625	1.000	1.000	5/1/2005	REFI-CASH OUT
5385299	7.000	6/1/2003	5/1/2033	633.37	95,200.00	95,121.96	95,043.47	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5385307	6.900	6/1/2003	5/1/2033	681.66	103,500.00	103,413.47	103,326.44	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5385315	7.400	7/1/2003	6/1/2033	2234.31	322,700.00	322,700.00	322,455.67	ARM	4.250	13.400	7.400	1.000	1.000	6/1/2005	REFI-NO CASHOUT
5385323	6.850	6/1/2003	5/1/2033	1389.15	212,000.00	211,641.91	211,641.91	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5385331	9.300	7/1/2003	6/1/2033	475.95	57,600.00	57,600.00	57,570.45	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5385349	6.450	7/1/2003	6/1/2033	641.36	102,000.00	102,000.00	101,906.62	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5385372	8.450	6/1/2003	5/1/2033	745.92	97,850.00	97,790.11	97,729.80	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5385380	7.500	7/1/2003	6/1/2033	307.66	44,000.00	44,000.00	43,967.34	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5385406	6.250	7/1/2003	6/1/2033	1860.98	292,500.00	292,500.00	292,227.46	ARM	4.990	12.250	6.250	3.000	1.000	6/1/2006	REFI-CASH OUT
5385414	7.175	8/1/2003	7/1/2033	690.64	102,000.00	102,000.00	102,000.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5385422	7.300	6/1/2003	5/1/2033	904.90	132,000.00	131,898.04	131,795.46	ARM	4.990	13.300	7.300	1.000	1.000	5/1/2005	PURCHASE
5385455	9.350	7/1/2003	6/1/2033	1058.17	127,500.00	127,500.00	127,435.27	ARM	6.750	15.350	9.350	1.000	1.000	6/1/2005	REFI-NO CASHOUT
5385513	6.375	8/1/2003	7/1/2018	375.95	43,500.00	43,500.00	43,500.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5385521	7.000	6/1/2003	5/1/2033	574.83	86,400.00	86,329.17	86,257.93	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5385539	9.600	7/1/2003	6/1/2033	572.51	67,500.00	67,500.00	67,467.49	ARM	5.750	15.600	9.600	1.000	1.000	6/1/2005	PURCHASE
5385562	8.800	6/1/2003	5/1/2033	456.78	57,800.00	57,767.09	57,733.94	ARM	4.990	14.800	8.800	1.000	1.000	5/1/2005	PURCHASE
5385570	8.149	7/1/2003	6/1/2033	1004.74	135,000.00	135,000.00	134,912.02	ARM	4.990	14.150	8.149	1.000	1.000	6/1/2005	REFI-CASH OUT
5385612	5.750	6/1/2003	5/1/2018	2009.6	242,000.00	239,857.14	239,857.14	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5385620	8.300	7/1/2003	6/1/2033	551.75	73,100.00	73,053.86	73,053.86	ARM	5.750	14.300	8.300	1.000	1.000	6/1/2005	REFI-CASH OUT
5385638	9.300	8/1/2003	7/1/2033	1817.87	220,000.00	220,000.00	220,000.00	ARM	5.750	15.300	9.300	1.000	1.000	7/1/2005	PURCHASE
5385646	11.900	7/1/2003	6/1/2033	471.16	48,150.00	48,136.49	48,136.49	ARM	6.750	17.900	11.900	1.000	1.000	6/1/2005	REFI-NO CASHOUT
5385653	6.350	7/1/2003	6/1/2033	1388.84	223,200.00	223,200.00	222,992.28	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5385679	6.750	6/1/2003	5/1/2033	752.38	116,000.00	115,900.12	115,799.68	ARM	4.900	12.750	6.750	1.000	1.000	5/1/2005	PURCHASE
5385703	7.300	6/1/2003	5/1/2033	1475.35	215,200.00	215,033.78	214,866.55	ARM	4.990	13.300	7.300	1.000	1.000	5/1/2005	PURCHASE
5385711	6.800	6/1/2003	5/1/2033	1251.78	196,000.00	195,828.22	195,657.48	ARM	4.990	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE
5385760	11.500	7/1/2003	6/1/2033	749.16	75,650.00	75,650.00	75,625.82	ARM	5.990	17.500	11.500	3.000	1.000	6/1/2006	REFI-CASH OUT
5385778	6.100	6/1/2003	5/1/2033	1405.91	232,000.00	231,773.42	231,545.69	ARM	4.990	12.100	6.100	1.000	1.000	5/1/2005	PURCHASE
5385802	7.150	6/1/2003	5/1/2033	1601.53	237,120.00	236,931.31	236,741.50	ARM	4.990	13.150	7.150	1.000	1.000	5/1/2005	PURCHASE
5385828	8.175	8/1/2003	7/1/2033	1671.05	224,000.00	224,000.00	224,000.00	ARM	5.750	14.175	8.175	1.000	1.000	7/1/2005	REFI NO CASHOUT
5385836	7.000	6/1/2003	5/1/2033	611.42	91,900.00	91,824.68	91,748.88	FXD	0.000	0.000	0.000	0.000	0.000		REFI NO CASHOUT
5385844	6.600	7/1/2003	6/1/2033	1139.37	178,400.00	178,400.00	178,241.83	ARM	4.990	12.600	6.600	1.000	1.000	6/1/2005	PURCHASE
5385869	7.400	7/1/2003	6/1/2033	1523.24	220,000.00	219,833.43	219,833.43	ARM	5.750	13.400	7.400	1.000	1.000	6/1/2005	REFI-CASH OUT
5385877	7.300	7/1/2003	6/1/2033	1151.48	168,500.00	168,500.00	168,371.40	FXD	0.000	0.000	0.000	0.000	0.000		REFI NO CASHOUT
5385885	10.300	7/1/2003	6/1/2033	1682.67	187,000.00	186,705.08	186,705.08	ARM	5.990	16.300	10.300	1.000	1.000	6/1/2005	REFI-CASH OUT
5385893	6.800	7/1/2003	6/1/2033	747.79	114,704.00	114,606.20	114,606.20	ARM	4.990	12.800	6.800	3.000	1.000	6/1/2006	PURCHASE
5385919	8.300	7/1/2003	6/1/2033	1207.66	160,000.00	160,000.00	159,899.07	ARM	6.250	14.300	8.300	1.000	1.000	6/1/2005	REFI-CASH OUT
5385927	7.900	7/1/2003	6/1/2033	702.8	97,600.00	97,600.00	97,531.80	ARM	4.990	13.900	7.900	1.000	1.000	6/1/2005	REFI-NO CASHOUT
5385992	10.300	7/1/2003	6/1/2033	1361.43	151,300.00	151,237.23	151,237.23	ARM	5.900	16.300	10.300	1.000	1.000	6/1/2005	REFI-CASH OUT
5386008	9.850	6/1/2003	5/1/2033	1060.61	122,400.00	122,344.09	122,287.72	ARM	6.750	15.850	9.850	1.000	1.000	5/1/2005	REFI-CASH OUT
5386024	6.000	7/1/2003	6/1/2033	671.5	112,000.00	112,000.00	111,888.50	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5386032	9.050	7/1/2003	6/1/2033	851.06	105,300.00	105,300.00	105,243.08	ARM	5.750	15.050	9.050	1.000	1.000	6/1/2005	REFI-CASH OUT
5386057	9.700	6/1/2003	5/1/2033	1411.56	165,000.00	164,883.75	164,805.00	ARM	5.990	15.700	9.700	1.000	1.000	5/1/2005	REFI-CASH OUT
5386073	8.300	7/1/2003	6/1/2033	894.42	118,500.00	118,500.00	118,425.21	ARM	5.990	14.300	8.300	1.000	1.000	6/1/2005	REFI-CASH OUT
5386081	6.850	6/1/2003	5/1/2033	1362.94	208,000.00	207,847.78	207,647.78	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE
5386123	7.750	7/1/2003	6/1/2033	809.55	113,000.00	113,000.00	112,920.24	ARM	5.750	13.750	7.750	1.000	1.000	6/1/2005	REFI CASH OUT
5386131	7.400	7/1/2003	6/1/2033	499.21	72,100.00	72,100.00	72,045.41	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5386149	8.200	6/1/2003	5/1/2033	2216.72	296,450.00	296,259.02	296,068.74	ARM	4.990	14.200	8.200	1.000	1.000	5/1/2005	REFI-CASH OUT
5386156	7.300	6/1/2003	5/1/2033	1079.78	157,500.00	157,378.34	157,253.94	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5386164	7.650	7/1/2003	6/1/2033	1653.88	233,100.00	233,100.00	232,932.13	ARM	5.990	13.650	7.650	1.000	1.000	6/1/2005	REFI-CASH OUT
5386214	7.250	7/1/2003	6/1/2033	2182.97	320,000.00	320,000.00	319,750.36	ARM	4.990	13.250	7.250	1.000	1.000	6/1/2005	REFI-CASH OUT
5386255	7.350	7/1/2003	6/1/2033	909.45	132,000.00	132,000.00	131,899.05	ARM	4.990	13.350	7.350	1.000	1.000	6/1/2005	REFI-NO CASHOUT
5386263	10.300	7/1/2003	6/1/2033	460.71	51,200.00	51,200.00	51,178.76	ARM	5.990	16.300	10.300	1.000	1.000	6/1/2005	PURCHASE
5386271	8.990	7/1/2003	6/1/2033	1366.64	170,000.00	170,000.00	169,906.94	ARM	5.750	14.990	8.990	1.000	1.000	6/1/2005	REFI-NO CASHOUT
5386297	7.450	6/1/2003	5/1/2033	1708.67	245,600.00	245,415.90	245,230.65	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5386321	6.625	7/1/2003	6/1/2018	878	100,000.00	100,000.00	99,674.08	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5386339	10.100	7/1/2003	6/1/2033	371.69	42,000.00	42,000.00	41,981.81	ARM	5.990	16.100	10.100	1.000	1.000	6/1/2005	PURCHASE
5386354	7.000	6/1/2003	5/1/2033	521.6	78,400.00	78,335.73	78,271.09	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5386362	7.500	7/1/2003	6/1/2033	297.17	42,500.00	42,500.00	42,468.46	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5386370	7.850	7/1/2003	6/1/2033	1285.73	177,750.00	177,750.00	177,627.05	ARM	5.990	13.850	7.850	1.000	1.000	6/1/2005	PURCHASE
5386388	6.950	7/1/2003	6/1/2033	1358.32	205,200.00	205,200.00	205,030.13	ARM	4.250	12.950	6.950	1.000	1.000	6/1/2005	REFI-CASH OUT
5386396	6.000	6/1/2003	5/1/2018	1877.59	222,500.00	[illegible]	[illegible]	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5386417	6.500	8/1/2003	7/1/2033	1463.67	231,600.00	231,600.00	231,600.00	ARM	4.900	12.500	6.500	1.000	1.000	7/1/2005	PURCHASE
5386438	8.600	7/1/2003	6/1/2033	639.44	82,400.00	82,351.09	82,351.09	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5386461	7.400	7/1/2003	6/1/2033	819.23	118,320.00	118,320.00	118,230.41	ARM	4.990	13.400	7.400	1.000	1.000	6/1/2005	PURCHASE
5386487	9.300	6/1/2003	5/1/2033	533.8	64,600.00	64,533.04	64,533.04	ARM	5.990	15.300	9.300	1.000	1.000	5/1/2005	PURCHASE
5386511	6.500	7/1/2003	6/1/2033	884.9	140,000.00	139,873.43	139,873.43	ARM	4.990	12.500	6.500	1.000	1.000	6/1/2005	REFI-CASH OUT
5386557	9.350	7/1/2003	6/1/2033	2365.31	285,000.00	284,855.32	284,855.32	ARM	5.750	15.350	9.350	1.000	1.000	6/1/2005	REFI-CASH OUT
5386560	7.400	7/1/2003	6/1/2033	1264.98	182,700.00	182,561.67	182,561.67	FXD	0.000	0.000	0.000	0.000	0.000		REFI CASH OUT
5386578	7.750	6/1/2003	5/1/2033	1260.83	176,000.00	175,875.78	175,750.75	ARM	4.990	13.750	7.750	1.000	1.000	5/1/2005	PURCHASE
5386594	11.950	7/1/2003	6/1/2033	958.18	93,500.00	93,002.05	92,970.04	ARM	6.750	17.950	11.950	1.000	1.000	6/1/2005	REFI-NO CASHOUT

LOAN NUMBER	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5384011	7.400	Full	A-	558	158,000.00	0	1	4/5/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5384037	7.150	Stated	A	664	132,000.00	131,500	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5384045	9.000	Stated	A-	583	140,000.00	0	1	6/20/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5384177	5.750	Stated	AA	684	255,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5384201	5.875	Stated	AA	693	175,000.00	0	1	5/27/2003	179	7/1/2003	Group I	6 MO LIBOR	6	N
5384219	6.550	Full	A	757	220,000.00	220,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5384243	5.850	Stated	A	680	212,000.00	212,000	1	5/7/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5384250	5.875	Stated	AA	746	190,000.00	0	1	6/18/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5384268	8.300	Full	A-	577	64,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5384276	6.625	Stated	AA	729	435,000.00	0	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5384284	9.050	Full	A-	523	72,800.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5384292	8.050	Full	A-	543	175,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5384342	7.250	Stated	A	641	150,000.00	150,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5384367	7.350	Stated	A	651	245,000.00	245,000	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5384375	9.600	Full	A-	502	110,000.00	0	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5384409	6.250	Stated	AA	643	205,000.00	196,198	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5384425	7.950	Stated	A	603	215,000.00	0	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5384482	5.875	Stated	AA	682	359,000.00	359,000	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5384490	6.700	Stated	AA	707	235,000.00	229,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5384508	6.600	Full	A	631	653,000.00	0	1	5/1/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5384516	7.250	Full	B	606	350,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5384524	6.650	Stated	AA	795	226,500.00	226,500	1	5/2/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5384532	10.550	Full	C	524	380,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5384540	6.500	Full	A	692	350,000.00	350,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5384565	9.700	Full	A-	515	178,500.00	0	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5384599	7.550	Stated	A-	600	350,000.00	0	1	5/2/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5384607	6.375	Stated	AA	779	255,000.00	0	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5384615	6.625	Full	AA	653	180,000.00	0	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5384623	9.300	Full	A-	592	93,000.00	93,000	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5384631	7.100	Full	A	608	220,000.00	0	1	6/11/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5384649	9.050	Full	B	507	285,000.00	0	1	5/30/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5384680	9.700	Full	B-	567	105,000.00	105,000	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5384755	8.200	Full	B	538	330,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5384763	6.990	Stated	A	648	138,000.00	138,000	1	5/16/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5384797	6.250	Stated	AA	684	170,000.00	0	1	5/19/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5384839	6.200	Full	A	675	450,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5384854	6.250	Stated	AA	677	227,000.00	227,000	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5384888	7.300	Full	A-	568	200,000.00	0	1	5/22/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5384938	7.100	Full	A-	588	314,000.00	0	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5384970	10.850	Full	B-	511	70,000.00	70,000	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5384996	9.250	Full	B-	586	74,000.00	74,000	1	5/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5385000	10.800	Full	B	469	95,000.00	94,965	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5385026	9.850	Full	A-	568	150,000.00	0	1	6/9/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5385034	7.250	Full	AA	696	240,000.00	239,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5385067	10.550	Full	A-	499	101,000.00	0	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5385083	6.000	Stated	A	774	155,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5385091	7.700	Full	A	622	170,000.00	170,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5385109	9.500	Full	B	578	135,000.00	135,000	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5385117	6.750	Full	AA	657	128,000.00	0	1	5/21/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5385133	6.750	Stated	AA	652	144,000.00	132,000	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5385141	7.000	Stated	AA	698	115,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5385166	6.750	Stated	A	692	200,000.00	200,000	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5385174	8.600	Full	B	544	170,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5385208	6.850	Stated	A	718	62,000.00	52,750	1	5/7/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5385224	9.100	Full	A	637	69,000.00	0	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5385232	9.300	Full	B	525	350,000.00	350,000	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5385281	6.625	Stated	A	672	207,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5385299	7.000	Stated	AA	698	119,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5385307	6.900	Full	A	638	138,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5385315	7.400	Stated	AA	642	360,000.00	0	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5385323	6.850	Full	A	713	265,000.00	265,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5385331	9.300	Full	A-	432	72,000.00	0	1	5/6/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5385349	6.450	Stated	AA	643	120,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5385372	8.450	Stated	AA	698	125,000.00	103,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5385380	7.500	Stated	AA	663	55,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5385406	6.250	Full	A-	593	450,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5385414	7.175	Full	A	645	120,000.00	0	1	6/10/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5385422	7.300	Stated	A	658	170,000.00	165,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5385455	9.350	Full	C	522	170,000.00	0	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5385513	6.375	Stated	AA	745	58,000.00	0	1	6/5/2003	180	7/1/2003	Group I	6 MO LIBOR	6	N
5385521	7.000	Stated	AA	606	108,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5385539	9.600	Full	A-	473	90,000.00	90,000	1	5/6/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5385562	8.800	Limited	A-	574	70,000.00	68,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5385570	8.149	Full	A-	580	158,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5385612	5.750	Stated	AA	682	350,000.00	0	1	5/8/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5385620	8.300	Full	A-	535	86,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5385638	9.300	Full	A-	565	275,000.00	275,000	1	6/11/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5385646	11.900	Full	D	542	71,000.00	0	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5385653	6.350	Full	A	715	280,000.00	279,000	1	5/28/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5385679	6.750	Stated	A	682	145,000.00	145,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5385703	7.300	Stated	A	657	269,000.00	269,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5385711	6.800	Stated	A	659	249,000.00	245,000	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5385760	11.500	Full	B	494	89,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5385778	6.100	Stated	A	682	290,000.00	290,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5385802	7.150	Stated	A	683	305,000.00	296,400	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5385828	8.175	Stated	A-	584	280,000.00	0	1	6/3/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5385836	7.000	Stated	AA	698	118,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5385844	6.600	Stated	A	744	224,000.00	223,000	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5385869	7.400	Stated	A-	578	275,000.00	0	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5385877	7.300	Full	A-	579	185,000.00	0	1	5/22/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5385885	10.300	Full	B	499	220,000.00	0	1	5/20/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5385893	6.800	Full	A	657	145,000.00	143,380	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5385919	8.300	Full	B-	540	200,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5385927	7.900	Full	A-	580	122,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5385992	10.300	Full	B	511	178,000.00	0	1	5/9/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5386008	9.850	Full	C	536	153,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5386024	6.000	Stated	AA	748	180,000.00	0	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5386032	9.050	Stated	A-	520	132,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5386057	9.700	Limited	B	460	360,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5386073	8.300	Full	B	580	143,000.00	0	1	6/2/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5386081	6.850	Full	A	637	260,000.00	260,000	1	5/2/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5386123	7.750	Full	A-	572	138,000.00	0	1	6/3/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5386131	7.400	Full	A	649	103,000.00	0	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5386149	8.200	Stated	A	605	423,500.00	0	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5386156	7.300	Full	AA	718	175,000.00	0	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5386164	7.650	Full	A-	574	259,000.00	0	1	6/4/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5386214	7.250	Stated	A	644	400,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5386255	7.350	Full	A	620	176,000.00	0	1	5/31/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5386263	10.300	Full	B	524	65,000.00	64,000	1	5/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5386271	8.990	Full	A-	533	190,000.00	0	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5386297	7.450	Stated	A	675	311,000.00	307,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5386321	6.625	Stated	AA	648	175,000.00	0	1	5/14/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5386339	10.100	Full	B-	583	60,000.00	60,000	1	5/22/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5386354	7.000	Stated	AA	728	98,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5386362	7.500	Stated	AA	663	55,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5386370	7.850	Stated	B	646	243,000.00	237,000	1	5/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5386388	6.950	Full	AA	673	216,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5386396	6.000	Stated	AA	678	360,000.00	0	1	4/30/2003	178	9/1/2003	Group I	6 MO LIBOR	6	N
5386417	6.500	Stated	A	677	290,000.00	290,000	1	6/13/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5386438	8.600	Stated	A	674	110,000.00	103,000	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5386461	7.400	Full	A	667	147,900.00	147,900	1	5/28/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5386487	9.300	Full	B	554	80,000.00	76,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5386511	6.500	Full	A	607	165,000.00	0	1	5/30/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5386557	9.350	Full	A-	458	380,000.00	0	1	5/7/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5386560	7.400	Full	A	678	203,000.00	0	1	5/9/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5386578	7.750	Stated	A	653	220,000.00	220,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5386594	11.950	Full	D	506	143,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV
5386636	74539259	KAY III	6502 MAINVIEW DR	MISSOULA	MT	59803	NON OWNER	SFR	360	75.24
5386651	74539305	ZAMUDIO	1570 GOLD RUN ROAD	CHULA VISTA	CA	91913	OWNER OCC	SFR	360	75.00
5386693	74539332	MORRIS	4324 MISTLETOE	BELTON	TX	76513	OWNER OCC	MANUMOBIL	360	80.00
5386701	74539354	VELADOR	712 S THORSON AVENUE	COMPTON	CA	90221	OWNER OCC	SFR	360	84.85
5386727	74539370	BLUMENBERG	842 E 192ND ST	GLENWOOD	IL	60425	OWNER OCC	SFR	360	90.00
5386735	74539388	FERNANDEZ	28371 AVENUE 13 1/2	MADERA	CA	93638	OWNER OCC	SFR	360	85.00
5386743	74539396	ETUCIO	LOT 11 SILVER MAPLE ESTATES	EDGEWOOD	NM	87015	OWNER OCC	MANUMOBIL	360	80.00
5386750	74539404	CARLSON	34183 SE DODGE PARK BLVD	GRESHAM	OR	97080	NON OWNER	SFR	360	47.50
5385784	74539438	RODRIGUES	304 CEDAR AVENUE	ATWATER	CA	95301	OWNER OCC	SFR	360	60.00
5386800	74539453	TODD	950 POMONA 119	THE DALLES	OR	97058	OWNER OCC	MANUMOBIL	360	85.00
5386826	74539479	ASH	18401 6TH AVENUE	LOCKPORT TOWNSHIP	MI	49093	OWNER OCC	SFR	360	90.00
5386842	74539495	BELTRAN	714 NORTH G STREET	MADERA	CA	93637	OWNER OCC	SFR	360	85.00
5386859	74539503	GUZMAN	13081 VIRGIL AVENUE	CUTLER	CA	93615	OWNER OCC	SFR	360	86.93
5386867	74539511	WELTER	671 OCCIDENTAL DRIVE	DAYTON	NV	89403	OWNER OCC	SFR	360	80.00
5386909	74539552	KLEHAMER	8719 SHAW RD	NUNDA	NY	14517	OWNER OCC	MANUMOBIL	360	80.00
5386917	74539560	PHELPS	125 CALEBS WAY	BASTROP	TX	78602	OWNER OCC	MANUMOBIL	360	65.00
5386958	74539610	HAROT	7000 SADDLEBACK DRIVE	BAKERSFIELD	CA	93309	OWNER OCC	SFR	360	80.00
5386974	74539628	ANDERSON	19668 E 17TH PLACE	AURORA	CO	80011	OWNER OCC	SFR	360	80.00
5386982	74539636	ISAIS	2755 CHEROKEE LANE	CASPER	WY	82604	OWNER OCC	SFR	360	85.00
5386990	74539644	PADILLA	2251 EAST CLAY AVENUE	FRESNO	CA	93701	NON OWNER	2-4 UNITS	360	80.00
5387008	74539651	KHALID	146 RANCHO MANOR CT	SAN JOSE	CA	95111	OWNER OCC	CONDO	360	90.00
5387014	74539669	FILER	7286 VIA ROMA DRIVE	FAIR OAKS	CA	95628	OWNER OCC	SFR	360	80.00
5387063	74539719	BELMES	6518 STAR HAWK COURT	ELK GROVE	CA	95758	OWNER OCC	SFR	360	60.37
5387071	74657000	WIES	23101 SHOSHONE ROAD	INDIAN HILLS	CO	80454	NON OWNER	SFR	360	80.00

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Total Closing Pool

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.279 WA Rate
353.77 WA Rterm
11,780 Loan Count
$ 1,200,000,308.17 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE
5369382	74542002	REYNOLDS	2556 SW MONTERREY LANE	PORT SAINT LUCIE	FL	34953	OWNER OCC	SFR	360	84.62	0.00	9.810	8/1/2003
5369390	74542010	MEHDI	6300 DRACO STREET	BURKE	VA	22015	OWNER OCC	TOWNHOUSE	360	84.98	0.00	6.500	6/1/2003
5369440	74542069	ESTELL	8007 LA CROSSE WAY	RIVERSIDE	CA	92508	OWNER OCC	SFR	360	79.76	0.00	6.000	7/1/2003
5369457	74542085	NELSON	34 CHANDON	LAGUNA NIGUEL	CA	92677	NON OWNER	CONDO	360	80.00	0.00	6.625	7/1/2003
5369481	74542101	BUXLER	1778 COLUMBIA AVENUE	RIVERSIDE	CA	92507	OWNER OCC	SFR	360	80.00	100.00	6.850	7/1/2003
5369507	74542127	BROWN	3961 SPRING MEADOW CRSCNT	CHESAPEAKE	VA	23321	OWNER OCC	SFR	360	85.00	0.00	9.750	6/1/2003
5369515	74542135	CONTRERAS	3362 MARINE AVENUE	GARDENA	CA	90249	OWNER OCC	SFR	360	80.00	0.00	7.150	7/1/2003
5369523	74542143	HAMILTON	8105 E LEHIGH #64	DENVER	CO	80237	NON OWNER	CONDO	360	79.65	0.00	6.875	7/1/2003
5369549	74542168	FRIEDRICHS	27632 SAGEBRUSH ROAD	SUN CITY	CA	92585	OWNER OCC	SFR	360	85.00	0.00	6.125	7/1/2003
5369564	74542200	GREY	22819 DE BERRY STREET	GRAND TERRACE	CA	92313	OWNER OCC	SFR	360	95.00	0.00	7.950	7/1/2003
5369648	74542325	SMITH	853 NW 76TH STREET	MIAMI	FL	33150	OWNER OCC	SFR	360	75.00	95.00	12.500	7/1/2003
5369655	74542333	LONDONO	6019 SW 153RD COURT	MIAMI	FL	33193	OWNER OCC	SFR	180	25.00	0.00	8.600	8/1/2003
5369705	74542382	PRUSAC	8174 SURREY LN	BURTON	MI	48519	OWNER OCC	MANU/MOBL	360	75.00	0.00	9.600	7/1/2003
5369739	74542416	JONES	47 HILLSIDE	PONTIAC	MI	48342	OWNER OCC	SFR	360	85.00	0.00	9.550	8/1/2003
5369754	74542432	HEBERT	1600 CO RD 245	GEORGETOWN	TX	78627	OWNER OCC	SFR	360	80.00	100.00	6.750	7/1/2003
5369762	74542440	ALANIS	808 NORTHGATE CIRCLE	WESLACO	TX	78596	OWNER OCC	SFR	360	80.00	0.00	6.990	7/1/2003
5369838	74542515	MOTA	368 E MASON ST	AZUSA	CA	91702	OWNER OCC	SFR	360	80.00	100.00	7.100	7/1/2003
5369853	74542531	MASTROPERRO	5926 BERNICE STREET	HOUSTON	TX	77087	OWNER OCC	SFR	360	65.00	0.00	11.500	7/1/2003
5369895	74542572	NANCE	828 CHESTNUT	JOPLIN	MO	64801	OWNER OCC	2-4 UNITS	360	90.00	0.00	6.875	6/1/2003
5369903	74542580	BINGHAM	45 N 400 WEST	RICHFIELD	UT	84701	OWNER OCC	SFR	360	80.00	100.00	6.800	6/1/2003
5369952	74542630	GRANGER	33234 WALNUT CREEK DRIVE	MAGNOLIA	TX	77355	OWNER OCC	SFR	360	74.41	0.00	9.050	7/1/2003
5390125	74542804	SMITH	4466 W 60TH STREET	LOS ANGELES	CA	90043	OWNER OCC	SFR	360	80.00	0.00	8.250	7/1/2003
5390133	74542812	HERRERA-DURAN	4400 CARMEN STREET	CHINO	CA	91710	OWNER OCC	PUD	360	85.00	0.00	7.260	7/1/2003
5390174	74542853	SANCHEZ	4585 WHIMSICAL DRIVE	COLORADO SPRINGS	CO	80917	OWNER OCC	SFR	360	80.00	0.00	6.750	7/1/2003
5390208	74542887	STEVENS	5921 WILKES ROAD	EDINBURG TWP	OH	44201	OWNER OCC	SFR	360	89.93	0.00	8.950	7/1/2003
5390232	74542911	CASTILLO	417 MONTREAL CIRCLE	EL PASO	TX	79927	OWNER OCC	SFR	360	90.00	94.57	9.900	6/1/2003
5390240	74542929	KNOX	2264 SERRANO ROAD	SAN BERNARDINO	CA	92405	OWNER OCC	SFR	360	80.00	100.00	6.350	7/1/2003
5390265	74542945	SAUNDERS II	5506 HIGHLAND	KANSAS CITY	MO	64110	NON OWNER	SFR	360	80.00	90.00	8.000	7/1/2003
5390315	74542994	RODRIGUEZ	1419 KANSAS STREET	FAIRFIELD	CA	94533	OWNER OCC	SFR	360	84.49	0.00	7.100	7/1/2003
5390323	74543000	EUBANKS	1338 44TH STREET	DECATUR	IL	62521	OWNER OCC	SFR	360	85.00	0.00	12.450	7/1/2003
5390364	74543042	BONALDI	13613 FAIR OAKS BOULEVARD	CITRUS HEIGHTS	CA	95610	OWNER OCC	SFR	360	80.00	100.00	6.950	6/1/2003
5390430	74543117	COOREMANS	218 LORITA DR	SAN ANTONIO	TX	78214	OWNER OCC	SFR	360	80.00	100.00	6.850	7/1/2003
5390455	74543133	HENSON	1701 E 55TH ST	KANSAS CITY	MO	64110	NON OWNER	SFR	360	80.00	0.00	8.250	7/1/2003
5390463	74543141	THOMAS	3417 W POLKS STREET	CHICAGO	IL	60624	OWNER OCC	TOWNHOUSE	360	86.96	0.00	8.900	7/1/2003
5390539	74543218	OCHOA	2528 W TOUHY AVE APT 2	CHICAGO	IL	60645	OWNER OCC	CONDO	360	70.00	0.00	6.900	7/1/2003
5390547	74543240	LARA	12148 CLARETTA STREET	LOS ANGELES	CA	91342	OWNER OCC	SFR	360	86.79	0.00	6.650	7/1/2003
5390579	74543257	AMOS	3071-3075 L STREET	SAN DIEGO	CA	92102	NON OWNER	2-4 UNITS	360	29.87	0.00	6.625	7/1/2003
5390620	74543307	JOHNSON	5419 DEANE AVENUE	LOS ANGELES	CA	90043	NON OWNER	2-4 UNITS	360	52.00	0.00	11.650	7/1/2003
5390638	74543315	LOPEZ JR	2039 W 18TH STREET	CHICAGO	IL	60608	OWNER OCC	2-4 UNITS	360	85.00	0.00	7.990	7/1/2003
5390653	74543331	ALSTON	27910 151 ST PL SE	KENT	WA	98042	OWNER OCC	SFR	360	79.67	99.58	6.200	6/1/2003
5390687	74543364	WHITE	487 SW SHELTON STREET	MCMINNVILLE	OR	97128	OWNER OCC	MANU/MOBL	360	90.00	0.00	8.500	7/1/2003
5390695	74543372	LANGLOIS	200804 E 479 PRSE	KENNEWICK	WA	99337	OWNER OCC	SFR	360	95.00	0.00	7.550	7/1/2003
5390711	74543398	STREEPY	120 PARASCO ROAD	CINEBAR	WA	98533	OWNER OCC	MANU/MOBL	360	80.00	0.00	7.800	7/1/2003
5390737	74543414	LONG	60800 NW COCHRAN ROAD	TIMBER	OR	97144	OWNER OCC	MANU/MOBL	360	80.00	0.00	9.300	7/1/2003
5390745	74543422	ENG	7204 197TH ST SOUTHWEST	LYNNWOOD	WA	98036	OWNER OCC	SFR	360	90.00	0.00	9.200	7/1/2003
5390760	74543448	RUSH	6340 E 74TH PLACE	COMMERCE CITY	CO	80022	OWNER OCC	SFR	360	90.00	0.00	9.900	6/1/2003
5390802	74543489	SEYMOUR	11448 RIDGE RIM TRAIL SE	PORT ORCHARD	WA	98367	OWNER OCC	SFR	360	95.00	0.00	7.200	7/1/2003
5390828	74543505	MACIAS	1128 QUAIL HOLLOW LOOP	LAREDO	TX	78045	OWNER OCC	PUD	360	80.00	100.00	7.900	6/1/2003
5390844	74543521	PRESTON JR	51996 NOBLE FIR	LA PINE	OR	97739	OWNER OCC	SFR	360	80.00	100.00	7.400	7/1/2003
5390869	74543547	HARRIS	8107 MEGAN PLACE DR	HOUSTON	TX	77095	OWNER OCC	PUD	360	85.63	0.00	7.600	7/1/2003
5390885	74543562	WILSON	25109 43RD AVE CT E	SPANAWAY	WA	98387	OWNER OCC	MANU/MOBL	360	64.00	0.00	7.550	7/1/2003
5390893	74543570	PALMER	9057 & 9057 1/2 16TH AVE SW	SEATTLE	WA	98106	NON OWNER	2-4 UNITS	360	78.84	0.00	6.750	7/1/2003
5390901	74543588	CLOSE	1726 RAINIER AVENUE	EVERETT	WA	98201	OWNER OCC	SFR	180	90.00	0.00	6.900	7/1/2003
5390927	74543604	HARRAT	7276 CROWN CIR	DUBLIN	CA	94568	OWNER OCC	CONDO	360	80.00	100.00	6.850	6/1/2003
5390943	74543620	SCHILLERMAN	1307 HOLLYTOWNE COURT	NAPERVILLE	IL	60565	OWNER OCC	SFR	360	90.00	0.00	8.250	6/1/2003
5390950	74543638	RAGSDALE	2867 W FIVE MILE PEAK ROAD	QUEEN CREEK	AZ	85242	OWNER OCC	PUD	360	80.00	95.00	6.550	7/1/2003
5390968	74543646	STAPLETON	7000 HICKORY BRANCH CIR	ORLANDO	FL	32818	OWNER OCC	PUD	360	85.00	0.00	8.800	7/1/2003
5391008	74543687	VANCELL	193 LINDEN AVE 2	SAN BRUNO	CA	94066	OWNER OCC	CONDO	360	80.00	100.00	6.500	7/1/2003
5391024	74543703	SOBALVARRO	240 ROBINWOOD AVENUE	OAKLEY	CA	94561	OWNER OCC	PUD	360	80.00	100.00	6.600	7/1/2003
5391065	74543745	EMERY	3835 WCR 13	ERIE	CO	80516	OWNER OCC	SFR	360	70.00	0.00	8.500	6/1/2003
5391131	74543810	HALL	232 CABANA COURT	TRACY	CA	95377	OWNER OCC	SFR	360	80.00	99.98	6.575	8/1/2003
5391172	74543851	HESS	3407 GRANBY DRIVE	SACRAMENTO	CA	95827	OWNER OCC	SFR	360	76.84	0.00	5.500	7/1/2003
5391248	74543927	ZUNIGA	521 CARPINO AVE	PITTSBURG	CA	94565	OWNER OCC	SFR	360	84.80	0.00	6.875	7/1/2003
5391263	74543943	CHRISTISON	2121 DANBURY WAY	RANCHO CORDOVA	CA	95670	OWNER OCC	SFR	360	80.00	100.00	7.800	7/1/2003
5391297	74543976	VANHOOK	1007 SYRACUSE CIRCLE	VACAVILLE	CA	95687	OWNER OCC	SFR	360	88.01	0.00	6.800	7/1/2003
5391321	74544008	COTTON	8549 W MARLOMA DRIVE	DOLAN SPRINGS	AZ	86441	OWNER OCC	MANU/MOBL	360	90.00	0.00	8.200	7/1/2003
5391339	74544018	ROMERO	8942 S LOCKHART ROAD	FRENCH CAMP	CA	95231	OWNER OCC	SFR	360	79.85	0.00	6.375	7/1/2003
5391354	74544032	VILLAFAN	440 E ZEERING ROAD	TURLOCK	CA	95382	OWNER OCC	SFR	360	90.00	0.00	6.950	7/1/2003
5391362	74544040	ROTHERMUND	102 SLUMBER PASS	SAN ANTONIO	TX	78258	OWNER OCC	SFR	360	80.00	100.00	6.600	7/1/2003
5391370	74544057	ZEPEDA	20 WILLOW ROAD	WATSONVILLE	CA	95076	OWNER OCC	MANU/MOBL	360	75.00	0.00	6.900	7/1/2003
5391448	74544107	VELASQUEZ	2229 5TH STREET	CERES	CA	95307	OWNER OCC	SFR	360	90.00	0.00	7.400	7/1/2003
5391479	74544131	MCBROGAN	3323 MORGAN AVENUE N	MINNEAPOLIS	MN	55412	OWNER OCC	SFR	360	83.53	0.00	7.850	7/1/2003
5391503	74544164	HAGERTY	615 E FORUM DR	ROSELLE	IL	60172	OWNER OCC	SFR	360	80.00	0.00	7.950	6/1/2003
5391529	74544180	SCHRIVER	11432 LINDALE ST	NORWALK	CA	90650	OWNER OCC	SFR	360	53.92	0.00	6.125	7/1/2003
5391537	74544198	GARCIA	619 LOCKWOOD RIDGE ROAD	SARASOTA	FL	34237	NON OWNER	SFR	360	69.44	0.00	7.950	7/1/2003
5391552	74544214	RONAN	1630 DELTA MEADOWS WAY	OAKLEY	CA	94561	OWNER OCC	SFR	360	75.00	0.00	7.600	7/1/2003
5391594	74544255	MILJKOVIC	1860 CEDAR FLAT ROAD	WILLIAMS	OR	97544	OWNER OCC	MANU/MOBL	360	58.38	0.00	7.800	7/1/2003
5391669	74544321	LIM	1405 E OMAHA AVENUE	FRESNO	CA	93720	OWNER OCC	SFR	180	90.00	0.00	6.550	7/1/2003
5391677	74544339	MORENO	2019 PLACE ROAD	LOS BANOS	CA	93635	OWNER OCC	SFR	360	80.00	100.00	6.950	7/1/2003
5391693	74544354	URITA	34 EAST GARLAND AVENUE	FRESNO	CA	93704	OWNER OCC	SFR	360	80.00	100.00	7.800	7/1/2003
5391719	74544370	BRAVO	25298 SHERMAN STREET	LOS MOLINOS	CA	96055	OWNER OCC	SFR	360	80.00	100.00	7.400	7/1/2003
5391735	74544396	HERNANDEZ	911-911 1/2 W 40TH PLACE	LOS ANGELES	CA	90037	OWNER OCC	2-4 UNITS	360	80.00	100.00	6.350	7/1/2003
5391768	74544420	AMAYA	2009 N MERRIMAC AVE	CHICAGO	IL	60639	OWNER OCC	SFR	360	90.00	0.00	7.500	6/1/2003
5391792	74544453	ROBLES	246 S 23RD STREET	RICHMOND	CA	94804	OWNER OCC	SFR	360	80.00	100.00	6.600	7/1/2003
5391842	74544503	HALL	9062 E COUNTY ROAD 600 N	FOREST	IN	46039	OWNER OCC	SFR	360	80.00	100.00	9.450	7/1/2003
5391859	74544511	HERNANDEZ	206 E 3RD STREET	STOCKTON	CA	95206	OWNER OCC	SFR	360	80.00	100.00	6.850	7/1/2003
5391875	74544537	GARCIA HERRERA	312 TRADEWINDS DR NO 8	SAN JOSE	CA	95123	OWNER OCC	CONDO	360	75.00	100.00	8.550	6/1/2003
5391891	74544552	DELLAMONICA	11816 MAIN STREET	JENNY LIND	CA	95252	NON OWNER	SFR	360	61.25	0.00	7.750	6/1/2003
5391925	74544586	NEWSOME	1653 N MERRIMAC AVENUE	CHICAGO	IL	60639	OWNER OCC	2-4 UNITS	360	80.00	100.00	6.400	7/1/2003
5391941	74544602	HOFFMAN	9143 S DOBSON AVE	CHICAGO	IL	60619	OWNER OCC	2-4 UNITS	360	80.00	100.00	7.150	7/1/2003
5391990	74544651	WALKER	8013 E 6TH AVENUE	ANCHORAGE	AK	99504	OWNER OCC	2-4 UNITS	360	80.00	100.00	8.100	7/1/2003
5392006	74544682	MORENO	142 ASHLAND	SAN ANTONIO	TX	78210	OWNER OCC	SFR	360	80.00	100.00	10.600	6/1/2003
5392022	74544698	ZARANTONELLO	12115 COURSER AVENUE	LA MIRADA	CA	90638	OWNER OCC	SFR	360	75.00	0.00	6.375	7/1/2003
5392048	74544701	BERNUY	23432 BROADMOOR DRIVE	PARKER	CO	80138	OWNER OCC	PUD	360	80.00	100.00	6.550	6/1/2003
5392071	74544735	GIBSON	8018 W ROBIN LANE	PEORIA	AZ	85345	OWNER OCC	SFR	360	80.00	100.00	6.400	7/1/2003
5392089	74544743	FROST	198 DAKOTA TRAIL	ROCKWOOD	TN	37854	OWNER OCC	MANU/MOBL	360	85.00	0.00	7.850	6/1/2003
5392105	74544768	DONAT	4901 STRASBOURG WAY	SACRAMENTO	CA	95842	OWNER OCC	SFR	360	80.00	100.00	5.600	8/1/2003
5392147	74544800	AVILES	2204 QUARRY WAY	ROCKLIN	CA	95765	OWNER OCC	SFR	360	80.00	99.99	6.700	7/1/2003
5392154	74544818	WEEKS	1902 LOCHMORE DRIVE	LONGMONT	CO	80501	OWNER OCC	PUD	360	80.00	100.00	6.600	6/1/2003
5392212	74544875	FISHER	10504 OAK RUN ROAD	OAK RUN	CA	96069	OWNER OCC	SFR	360	80.00	0.00	8.600	6/1/2003
5392220	74544883	BARTH	9 GREENWOOD	TOLEDO	OH	43609	NON OWNER	SFR	360	70.00	0.00	9.250	7/1/2003
5392246	74544909	JACOBS	615 BREWINGTON AVENUE	WATSONVILLE	CA	95076	OWNER OCC	SFR	360	57.14	0.00	8.050	7/1/2003
5392253	74544917	OLAGUE	2648 BROWNING AVENUE	CLOVIS	CA	93611	OWNER OCC	SFR	360	80.00	100.00	6.475	7/1/2003
5392287	74544941	CALDERON	2855 WANEK ROAD UNIT F	ESCONDIDO	CA	92027	OWNER OCC	PUD	360	80.00	100.00	6.450	7/1/2003
5392303	74544968	SPERRY	821 PHEASANT RIDGE RD	DEL REY OAKS	CA	93940	OWNER OCC	CONDO	360	80.00	100.00	6.550	7/1/2003
5392329	74544982	GORADO	10400 HOPSON AVENUE	SULTANA	CA	93666	NON OWNER	SFR	180	74.77	0.00	11.400	7/1/2003
5392378	74545039	MUNDAHL	1841 W 12TH AVE	KENNEWICK	WA	99337	OWNER OCC	SFR	360	80.00	100.00	6.850	6/1/2003
5392428	74545088	MENDEZ	249 CONCORD AVE	FAIRFIELD	CA	94533	OWNER OCC	SFR	360	80.00	100.00	6.100	6/1/2003
5392477	74545134	CRISP	1709 TWIN BROOK DRIVE	CLEVELAND	TN	37311	OWNER OCC	SFR	360	85.00	100.00	8.150	6/1/2003
5392543	74562914	SHERRILL	2308 SW CHESTNUT LANE	PORT SAINT LUCIE	FL	34953	OWNER OCC	SFR	360	75.00	0.00	11.110	7/1/2003
5392568	74545229	ASSUNCAO	158 RIVERSIDE DRIVE	BAY POINT	CA	94565	OWNER OCC	SFR	360	80.00	95.00	6.000	6/1/2003
5392584	74545245	BARTH	1320 FELT ST	TOLEDO	OH	43605	NON OWNER	SFR	360	70.00	0.00	9.250	7/1/2003
5392592	74545253	RAMOS	1187 TALLAHASSE CR	SAN JOSE	CA	95122	OWNER OCC	SFR	360	80.00	100.00	7.100	7/1/2003
5392683	74545344	VERHEYDEN	2628 CASEY STREET #B	SAN DIEGO	CA	92139	OWNER OCC	CONDO	360	80.00	0.00	8.550	7/1/2003
5392691	74547803	ASALKHOU	8375 FOXGLOVE COURT	CITRUS HEIGHTS	CA	95610	OWNER OCC	SFR	360	95.00	0.00	6.850	7/1/2003
5392709	74545351	TAMBO	7243 WOODHALL DRIVE	PITTSBURG	CA	94565	OWNER OCC	SFR	360	85.00	100.00	6.550	7/1/2003
5392758	74545401	PETERSEN	24025 EAST HIGHWAY 20	BEND	OR	97701	OWNER OCC	SFR	360	90.00	0.00	6.700	7/1/2003
5392808	74545450	BLOOM	4040 8TH AVENUE	SACRAMENTO	CA	95817	NON OWNER	SFR	360	80.00	0.00	6.000	7/1/2003
5392816	74545468	MCCOY	2340 S BANNOCK STREET	DENVER	CO	80223	OWNER OCC	SFR	360	79.41	0.00	5.875	6/1/2003
5392824	74545476	BLOOM	3049 8TH AVENUE	SACRAMENTO	CA	95817	NON OWNER	SFR	360	80.00	0.00	6.000	7/1/2003
5392832	74545484	BLOOM	2835 2847 SANTA CRUZ WAY	SACRAMENTO	CA	95817	NON OWNER	2-4 UNITS	360	80.00	0.00	6.005	7/1/2003
5392840	74545492	CASILLAS	3143 HAGA DRIVE	SAN JOSE	CA	95111	OWNER OCC	SFR	360	80.00	100.00	6.300	7/1/2003
5392881	74545534	FRIAS	321 43RD ST	RICHMOND	CA	94805	OWNER OCC	SFR	360	80.00	0.00	5.875	7/1/2003
5392899	74545542	ANDERSON	8521 LAMPSON AVENUE	GARDEN GROVE	CA	92841	OWNER OCC	SFR	360	68.51	0.00	5.875	7/1/2003
5392915	74545567	BARTH	1324 UTAH ST	TOLEDO	OH	43605	NON OWNER	SFR	360	70.00	0.00	9.250	7/1/2003

LOAN NUMBER	MATURITY DATE	MONTHLY PNI	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE
5369382	7/1/2033	949.93	110,000.00	110,000.00	110,000.00	ARM	5.990	15.810	9.810	1.000	1.000	7/1/2005	REFI-CASH OUT
5369390	5/1/2033	1251.5	198,000.00	197,821.00	197,641.03	ARM	4.250	12.500	6.500	1.000	1.000	5/1/2005	PURCHASE
5369440	6/1/2033	1558.84	260,000.00	260,000.00	259,741.16	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5369457	6/1/2033	1890.2	295,200.00	295,200.00	294,939.55	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5369481	6/1/2033	691.43	105,520.00	105,520.00	105,430.91	ARM	4.990	12.850	6.850	1.000	1.000	6/1/2005	PURCHASE
5369507	5/1/2033	1439.75	167,577.50	167,499.32	167,420.50	ARM	5.750	15.750	9.750	1.000	1.000	5/1/2005	PURCHASE
5369515	6/1/2033	1380.24	204,600.00	204,600.00	204,437.03	ARM	4.990	13.150	7.150	1.000	1.000	6/1/2005	PURCHASE
5369523	6/1/2033	604.38	92,000.00	92,000.00	91,922.70	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5369549	6/1/2033	1239.53	204,000.00	204,000.00	203,801.72	ARM	4.990	12.125	6.125	1.000	1.000	6/1/2005	REFI-CASH OUT
5369564	6/1/2033	1456.92	199,500.00	199,500.00	199,364.77	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5369648	6/1/2033	840.47	78,750.00	78,750.00	78,729.84	ARM	6.750	18.500	12.500	1.000	1.000	6/1/2005	PURCHASE
5369655	7/1/2018	495.31	50,000.00	50,000.00	50,000.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5369705	6/1/2033	712.46	84,000.00	84,000.00	83,959.54	ARM	5.990	15.600	9.600	1.000	1.000	6/1/2005	REFI-CASH OUT
5369739	7/1/2033	466.59	55,250.00	55,250.00	55,250.00	ARM	5.750	15.550	9.550	1.000	1.000	7/1/2005	REFI-CASH OUT
5369754	6/1/2033	2075.52	320,000.00	319,724.48	319,724.48	ARM	4.990	12.750	6.750	1.000	1.000	6/1/2005	PURCHASE
5369762	6/1/2033	805.54	121,200.00	121,200.00	121,100.45	ARM	4.990	12.990	6.990	1.000	1.000	6/1/2005	REFI-CASH OUT
5369838	6/1/2033	1209.66	180,000.00	179,855.34	179,855.34	ARM	4.990	13.100	7.100	1.000	1.000	6/1/2005	PURCHASE
5369853	6/1/2033	534.27	53,950.00	53,950.00	53,932.75	ARM	6.750	17.500	11.500	1.000	1.000	6/1/2005	REFI-CASH OUT
5369895	5/1/2033	236.5	36,000.00	35,969.75	35,939.33	ARM	4.250	12.875	6.875	1.000	1.000	5/1/2005	PURCHASE
5369903	5/1/2033	458.96	70,400.00	70,279.60	70,279.60	ARM	4.990	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE
5369952	6/1/2033	1010.26	125,000.00	125,000.00	124,932.43	ARM	5.750	15.050	9.050	1.000	1.000	6/1/2005	REFI-CASH OUT
5390125	6/1/2033	2013.4	268,000.00	268,000.00	267,829.10	ARM	5.990	14.250	8.250	1.000	1.000	6/1/2005	REFI-CASH OUT
5390133	6/1/2033	1364.01	199,750.00	199,750.00	199,594.48	ARM	5.750	13.260	7.260	1.000	1.000	6/1/2005	REFI-CASH OUT
5390174	6/1/2033	897.68	138,400.00	138,400.00	138,280.84	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5390208	6/1/2033	1001.29	125,000.00	125,000.00	124,931.00	ARM	5.750	14.950	8.950	1.000	1.000	6/1/2005	REFI-CASH OUT
5390232	5/1/2033	931.59	107,055.00	107,006.61	106,957.82	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5390240	6/1/2033	448.01	72,000.00	72,000.00	71,932.99	ARM	4.990	12.350	6.350	1.000	1.000	6/1/2005	PURCHASE
5390265	6/1/2033	416.78	56,800.00	56,728.67	56,728.67	ARM	4.990	14.000	8.000	1.000	1.000	6/1/2005	PURCHASE
5390315	6/1/2033	1391.11	207,000.00	207,000.00	206,833.64	ARM	4.990	13.100	7.100	1.000	1.000	6/1/2005	REFI-CASH OUT
5390323	6/1/2033	566.1	53,235.00	53,235.00	53,221.21	ARM	6.750	18.450	12.450	1.000	1.000	6/1/2005	PURCHASE
5390364	5/1/2033	1112.08	168,000.00	167,720.11	167,720.11	ARM	4.990	12.950	6.950	1.000	1.000	5/1/2005	PURCHASE
5390430	6/1/2033	272.59	41,600.00	41,564.88	41,564.88	ARM	4.990	12.850	6.850	1.000	1.000	6/1/2005	PURCHASE
5390455	6/1/2033	480.87	64,000.00	63,759.59	63,717.12	ARM	4.990	14.250	8.250	1.000	1.000	6/1/2005	PURCHASE
5390463	6/1/2033	1435.39	180,000.00	179,899.61	179,899.61	ARM	5.750	14.900	8.900	1.000	1.000	6/1/2005	REFI-CASH OUT
5390539	6/1/2033	705.36	107,100.00	107,010.47	107,010.47	ARM	5.990	12.900	6.900	1.000	1.000	6/1/2005	PURCHASE
5390547	6/1/2033	1478.52	230,000.00	229,798.06	229,798.06	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5390579	6/1/2033	640.64	100,050.00	99,961.72	99,961.72	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5390620	6/1/2033	1302.28	130,000.00	129,957.25	129,957.25	ARM	6.750	17.650	11.650	1.000	1.000	6/1/2005	REFI-CASH OUT
5390638	6/1/2033	1402	191,250.00	191,250.00	191,121.41	ARM	5.750	13.990	7.990	1.000	1.000	6/1/2005	REFI-CASH OUT
5390653	5/1/2033	1268.73	207,150.00	206,818.35	206,818.35	ARM	4.990	12.200	6.200	1.000	1.000	5/1/2005	PURCHASE
5390687	6/1/2033	899.63	117,000.00	117,000.00	116,929.12	ARM	4.990	14.500	8.500	1.000	1.000	6/1/2005	REFI-CASH OUT
5390695	6/1/2033	1561.96	222,300.00	222,300.00	222,136.66	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5390711	6/1/2033	1053.9	146,400.00	146,297.70	146,297.70	ARM	4.990	13.800	7.800	1.000	1.000	6/1/2005	REFI-CASH OUT
5390737	6/1/2033	1090.72	132,000.00	131,932.28	131,932.28	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5390745	6/1/2033	1621.73	198,000.00	198,000.00	197,896.27	ARM	5.990	15.200	9.200	1.000	1.000	6/1/2005	REFI-CASH OUT
5390760	5/1/2033	1527.19	175,500.00	175,420.69	175,340.72	ARM	5.750	15.900	9.900	1.000	1.000	5/1/2005	REFI-CASH OUT
5390802	6/1/2033	1096.25	161,500.00	161,500.00	161,372.75	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5390828	5/1/2033	1040.79	143,200.00	143,003.24	143,003.24	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5390844	6/1/2033	376.68	54,400.00	54,358.81	54,358.81	ARM	4.990	13.400	7.400	1.000	1.000	6/1/2005	PURCHASE
5390869	6/1/2033	967.33	137,000.00	137,000.00	136,900.34	ARM	4.990	13.600	7.600	1.000	1.000	6/1/2005	REFI-NO CASHOUT
5390885	6/1/2033	562.12	80,000.00	80,000.00	79,941.21	ARM	5.750	13.550	7.550	1.000	1.000	6/1/2005	REFI-CASH OUT
5390893	6/1/2033	1232.34	190,000.00	190,000.00	189,836.41	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5390901	6/1/2018	1865.1	208,800.00	208,800.00	208,135.50	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5390927	5/1/2033	1690.57	258,000.00	257,782.18	257,563.12	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE
5390943	5/1/2033	2407.06	320,400.00	320,195.69	319,989.98	ARM	4.990	14.250	8.250	1.000	1.000	5/1/2005	REFI-CASH OUT
5390950	6/1/2033	635.36	100,000.00	100,000.00	99,910.47	ARM	4.990	12.550	6.550	1.000	1.000	6/1/2005	PURCHASE
5390968	6/1/2033	762.65	100,300.00	100,242.88	100,242.88	ARM	5.990	14.800	8.800	1.000	1.000	6/1/2005	REFI-CASH OUT
5391008	6/1/2033	1959.42	310,000.00	310,000.00	309,719.75	ARM	4.990	12.500	6.500	1.000	1.000	6/1/2005	PURCHASE
5391024	6/1/2033	1456.15	228,000.00	228,000.00	227,797.85	ARM	4.990	12.600	6.600	1.000	1.000	6/1/2005	PURCHASE
5391065	5/1/2033	2018.4	262,500.00	262,340.97	262,180.82	ARM	5.990	14.500	8.500	1.000	1.000	5/1/2005	REFI-CASH OUT
5391131	7/1/2033	1905.3	299,100.00	299,100.00	299,100.00	ARM	4.990	12.575	6.575	1.000	1.000	7/1/2005	PURCHASE
5391172	6/1/2033	772.19	136,000.00	135,851.14	135,851.14	ARM	4.250	11.500	5.500	1.000	1.000	6/1/2005	REFI-CASH OUT
5391248	6/1/2033	1392.69	212,000.00	211,821.89	211,821.89	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5391263	6/1/2033	979.03	136,000.00	136,000.00	135,904.97	ARM	4.990	13.800	7.800	1.000	1.000	6/1/2005	PURCHASE
5391297	6/1/2033	1663.91	255,230.00	255,230.00	255,012.39	ARM	5.750	12.800	6.800	1.000	1.000	6/1/2005	REFI-CASH OUT
5391321	6/1/2033	692.37	92,583.00	92,583.00	92,533.35	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5391339	6/1/2033	642.59	103,000.00	103,000.00	102,904.60	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5391354	6/1/2033	1161.72	175,500.00	175,500.00	175,354.72	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5391362	6/1/2033	664.23	104,000.00	104,000.00	103,907.79	ARM	4.990	12.600	6.600	1.000	1.000	6/1/2005	PURCHASE
5391370	6/1/2033	2040.02	309,750.00	309,431.04	309,431.04	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5391448	6/1/2033	1131.01	163,350.00	163,228.32	163,228.32	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5391479	6/1/2033	1027.14	142,000.00	142,000.00	141,901.78	ARM	4.990	13.850	7.850	1.000	1.000	6/1/2005	REFI-NO CASHOUT
5391503	5/1/2033	712.76	97,600.00	97,533.84	97,467.24	ARM	5.750	13.950	7.950	1.000	1.000	5/1/2005	PURCHASE
5391529	6/1/2033	1002.56	165,000.00	165,000.00	164,839.63	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5391537	6/1/2033	547.72	75,000.00	75,000.00	74,949.16	ARM	4.990	13.950	7.950	1.000	1.000	6/1/2005	REFI-CASH OUT
5391552	6/1/2033	1535.72	217,500.00	217,500.00	217,341.78	ARM	4.990	13.600	7.600	1.000	1.000	6/1/2005	REFI-CASH OUT
5391594	6/1/2033	777.47	108,000.00	108,000.00	107,924.53	ARM	5.750	13.800	7.800	1.000	1.000	6/1/2005	REFI-NO CASHOUT
5391669	6/1/2018	2634.69	301,500.00	300,445.69	300,445.69	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5391677	6/1/2033	992.93	150,000.00	149,875.82	149,875.82	ARM	4.990	12.950	6.950	1.000	1.000	6/1/2005	PURCHASE
5391693	6/1/2033	886.89	123,200.00	123,200.00	123,113.91	ARM	4.990	13.800	7.800	1.000	1.000	6/1/2005	PURCHASE
5391719	6/1/2033	725.62	104,800.00	104,800.00	104,720.65	ARM	4.990	13.400	7.400	1.000	1.000	6/1/2005	PURCHASE
5391735	6/1/2033	1443.59	232,000.00	232,000.00	231,784.08	ARM	4.990	12.350	6.350	1.000	1.000	6/1/2005	PURCHASE
5391768	5/1/2033	1283.76	183,600.00	183,328.63	183,326.63	ARM	5.750	13.500	7.500	1.000	1.000	5/1/2005	REFI-CASH OUT
5391792	6/1/2033	1302.87	204,000.00	204,000.00	203,819.13	ARM	4.990	12.600	6.600	1.000	1.000	6/1/2005	PURCHASE
5391842	6/1/2033	582.7	69,600.00	69,465.40	69,465.40	ARM	6.250	15.450	9.450	1.000	1.000	6/1/2005	PURCHASE
5391859	6/1/2033	786.32	120,000.00	119,898.63	119,898.63	ARM	4.990	12.850	6.850	1.000	1.000	6/1/2005	PURCHASE
5391875	5/1/2033	1696.33	219,600.00	219,468.32	219,335.70	ARM	5.990	14.550	8.550	1.000	1.000	5/1/2005	PURCHASE
5391891	5/1/2033	877.61	122,500.00	122,326.57	122,326.57	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5391925	6/1/2033	1551.28	248,000.00	248,000.00	247,771.41	ARM	4.990	12.400	6.400	1.000	1.000	6/1/2005	PURCHASE
5391941	6/1/2033	621.38	92,000.00	92,000.00	91,926.79	ARM	4.990	13.150	7.150	1.000	1.000	6/1/2005	PURCHASE
5391990	6/1/2033	853.35	115,200.00	115,200.00	115,124.25	ARM	4.990	14.100	8.100	1.000	1.000	6/1/2005	PURCHASE
5392006	5/1/2033	479.56	52,000.00	51,979.33	51,958.92	ARM	5.750	16.600	10.600	1.000	1.000	5/1/2005	PURCHASE
5392022	6/1/2033	1310.13	210,000.00	209,805.50	209,805.50	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5392048	5/1/2033	1158.39	182,370.00	182,156.77	181,992.65	ARM	4.990	12.550	6.550	1.000	1.000	5/1/2005	PURCHASE
5392071	6/1/2033	1551.28	248,000.00	248,000.00	247,771.41	ARM	4.990	12.400	6.400	1.000	1.000	6/1/2005	PURCHASE
5392089	5/1/2033	454.98	62,900.00	62,856.49	62,812.70	ARM	4.990	13.850	7.850	1.000	1.000	5/1/2005	PURCHASE
5392105	7/1/2033	856.53	149,200.00	149,200.00	149,200.00	ARM	4.990	11.600	5.600	1.000	1.000	7/1/2005	PURCHASE
5392147	6/1/2033	1570.81	243,450.00	243,218.34	243,218.34	ARM	4.990	12.700	6.700	1.000	1.000	6/1/2005	PURCHASE
5392154	5/1/2033	1808.62	283,200.00	282,948.91	282,696.44	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE
5392212	5/1/2033	1645.15	212,000.00	211,747.46	211,747.46	ARM	4.990	14.600	8.600	1.000	1.000	5/1/2005	REFI-CASH OUT
5392220	6/1/2033	368.58	44,800.00	44,800.00	44,776.77	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5392246	6/1/2033	2211.78	300,000.00	300,000.00	299,800.74	ARM	5.750	14.050	8.050	1.000	1.000	6/1/2005	REFI-CASH OUT
5392253	6/1/2033	1008.68	160,000.00	160,000.00	159,854.65	ARM	4.990	12.475	6.475	1.000	1.000	6/1/2005	PURCHASE
5392287	6/1/2033	1131.82	180,000.00	179,358.00	179,150.23	ARM	4.990	12.450	6.450	1.000	1.000	6/1/2005	PURCHASE
5392303	6/1/2033	1367.3	215,200.00	215,007.33	215,007.33	ARM	4.990	12.550	6.550	1.000	1.000	6/1/2005	PURCHASE
5392329	6/1/2018	464.74	40,000.00	39,915.26	39,915.26	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5392378	5/1/2033	739.14	112,800.00	112,704.78	112,608.98	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE
5392428	5/1/2033	1338.04	220,800.00	220,367.62	220,367.62	ARM	4.990	12.100	6.100	1.000	1.000	5/1/2005	PURCHASE
5392477	5/1/2033	588.33	79,050.00	78,998.55	78,946.75	ARM	5.990	14.150	8.150	1.000	1.000	5/1/2005	PURCHASE
5392543	6/1/2033	1296.88	135,000.00	135,000.00	134,953.00	ARM	5.990	17.110	11.110	1.000	1.000	6/1/2005	REFI-CASH OUT
5392568	5/1/2033	1549.24	258,400.00	258,142.76	257,884.23	ARM	4.250	12.000	6.000	1.000	1.000	5/1/2005	PURCHASE
5392584	6/1/2033	362.8	44,100.00	44,100.00	44,077.14	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5392592	6/1/2033	2139.75	318,400.00	318,144.12	318,144.12	ARM	4.990	13.100	7.100	1.000	1.000	6/1/2005	PURCHASE
5392683	6/1/2033	1514.03	196,000.00	195,882.47	195,882.47	ARM	4.990	14.550	8.550	1.000	1.000	6/1/2005	REFI-CASH OUT
5392691	6/1/2033	1674.53	255,550.00	255,550.00	255,334.24	ARM	4.750	12.850	6.850	1.000	1.000	6/1/2005	PURCHASE
5392709	6/1/2033	2025.21	318,750.00	318,750.00	318,464.83	ARM	4.990	12.550	6.550	1.000	1.000	6/1/2005	PURCHASE
5392758	6/1/2033	1411.23	218,700.00	218,509.84	218,509.84	ARM	4.990	12.700	6.700	1.000	1.000	6/1/2005	REFI-CASH OUT
5392808	6/1/2033	887.34	148,000.00	148,000.00	147,852.66	ARM	4.250	12.000	6.000	1.000	1.000	6/1/2005	PURCHASE
5392816	5/1/2033	798.58	135,000.00	134,862.36	134,724.04	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5392824	6/1/2033	767.43	128,000.00	128,000.00	127,872.57	ARM	4.250	12.000	6.000	1.000	1.000	6/1/2005	REFI-CASH OUT
5392832	6/1/2033	503.9	84,000.00	84,000.00	83,916.45	ARM	4.250	12.005	6.005	1.000	1.000	6/1/2005	PURCHASE
5392840	6/1/2033	1951.01	315,200.00	314,903.79	314,903.79	ARM	4.990	12.300	6.300	1.000	1.000	6/1/2005	PURCHASE
5392881	6/1/2033	1419.7	240,000.00	240,000.00	239,755.30	ARM	4.250	11.875	5.875	1.000	1.000	6/1/2005	REFI-CASH OUT
5392899	6/1/2033	1467.02	248,000.00	247,747.15	247,747.15	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5392915	6/1/2033	374.32	45,500.00	45,500.00	45,476.41	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT

LOAN NUMBER	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5369382	9.810	Full	B	490	130,000.00	0	1	6/12/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5369390	6.500	Stated	AA	674	234,000.00	233,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5369440	6.000	Full	AA	658	328,000.00	0	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5369457	6.625	Stated	A	723	370,000.00	369,000	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5369481	6.850	Full	A	629	132,000.00	131,900	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5369507	9.750	Full	A-	518	198,000.00	197,150	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5369515	7.150	Stated	A	609	256,000.00	256,000	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5369523	6.875	Stated	A	705	115,500.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5369549	6.125	Full	A	630	240,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5369564	7.950	Stated	AA	664	210,000.00	0	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5369648	12.500	Full	C	513	105,000.00	105,000	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5369655	8.600	Full	A-	507	200,000.00	0	1	6/17/2003	180	7/1/2003	Group I	6 MO LIBOR	6	N
5369705	9.600	Full	B	485	112,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5369739	9.550	Full	A-	477	65,000.00	0	1	6/2/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5369754	6.750	Full	A	658	400,000.00	450,000	1	5/5/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5369762	6.990	Stated	A	638	151,500.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5369838	7.100	Stated	A	735	225,000.00	225,000	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5369853	11.500	Stated	C	518	83,000.00	0	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5369895	6.875	Full	AA	682	40,000.00	40,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5369903	6.800	Stated	A	648	100,000.00	88,000	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5369952	9.050	Stated	A-	536	168,000.00	0	1	5/22/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5390125	8.250	Full	B	530	335,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5390133	7.260	Limited	A	673	235,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5390174	6.750	Full	A	687	173,000.00	0	1	5/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5390208	8.950	Full	A-	515	139,000.00	0	1	5/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5390232	9.900	Full	A-	544	125,000.00	118,950	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5390240	6.350	Stated	A	681	120,000.00	90,000	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5390265	8.000	Full	A	644	71,000.00	71,000	1	5/7/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5390315	7.100	Full	A	627	245,000.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5390323	12.450	Full	D	519	66,000.00	62,630	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5390364	6.950	Stated	A	665	210,000.00	210,000	1	5/8/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5390430	6.850	Full	A	710	52,000.00	52,000	1	5/14/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5390455	8.250	Full	A	649	80,000.00	80,000	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5390463	8.900	Full	A-	491	207,000.00	0	1	5/9/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5390539	6.900	Stated	B	600	153,000.00	153,000	1	5/7/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5390547	6.650	Stated	AA	646	265,000.00	0	1	5/21/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5390579	6.625	Full	AA	704	335,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5390620	11.650	Full	D	532	250,000.00	0	1	5/20/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5390638	7.990	Full	A-	517	225,000.00	0	1	5/13/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5390653	6.200	Full	A	675	260,000.00	260,000	1	5/7/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5390687	8.500	Full	A	610	130,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5390695	7.550	Full	AA	645	234,000.00	0	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5390711	7.800	Full	A-	590	183,000.00	0	1	5/22/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5390737	9.300	Stated	A-	558	165,000.00	0	1	6/3/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5390745	9.200	Full	A-	510	220,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5390760	9.900	Full	A-	506	195,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5390802	7.200	Stated	AA	655	170,000.00	0	1	6/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5390828	7.900	Stated	A	710	180,400.00	179,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5390844	7.400	Full	A	604	68,000.00	68,000	1	5/8/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5390869	7.600	Full	A	605	160,000.00	0	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5390885	7.550	Full	A-	573	125,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5390893	6.750	Full	AA	681	241,000.00	0	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5390901	6.900	Stated	AA	696	232,000.00	0	1	5/13/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5390927	6.850	Stated	A	690	323,000.00	322,500	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5390943	8.250	Full	A	600	356,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5390950	6.550	Stated	A	636	125,000.00	125,000	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5390968	8.800	Full	B	543	118,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5391008	6.500	Full	A	649	387,500.00	387,500	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5391024	6.600	Stated	A	733	285,000.00	285,000	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5391065	8.500	Stated	B	474	375,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5391131	6.575	Stated	A	698	374,000.00	373,900	1	6/18/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5391172	5.500	Full	AA	657	177,000.00	0	1	5/19/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5391248	6.875	Full	A	626	250,000.00	0	1	5/28/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5391263	7.800	Stated	A	657	170,000.00	170,000	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5391297	6.800	Full	A-	531	290,000.00	0	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5391321	8.200	Full	A	742	102,882.04	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5391339	6.375	Full	AA	679	129,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5391354	6.950	Full	A	629	195,000.00	0	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5391362	6.600	Stated	A	705	163,000.00	130,000	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5391370	6.900	Stated	A	642	413,000.00	0	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5391448	7.400	Stated	AA	702	181,500.00	217,000	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5391479	7.850	Stated	A	633	170,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5391503	7.950	Stated	A-	598	128,000.00	122,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5391529	6.125	Stated	AA	648	306,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5391537	7.950	Stated	A	630	108,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5391552	7.600	Full	A-	577	290,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5391594	7.800	Full	A-	521	185,000.00	0	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5391669	6.550	Full	AA	661	335,000.00	0	1	5/30/2003	179	7/1/2003	Group I	6 MO LIBOR	6	N
5391677	6.950	Stated	A	679	188,000.00	187,500	1	5/9/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5391693	7.800	Stated	A	729	154,000.00	156,000	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5391719	7.400	Full	A	686	178,000.00	131,000	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5391735	6.350	Stated	A	712	290,000.00	290,000	1	5/6/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5391768	7.500	Full	A-	560	204,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5391792	6.600	Stated	A	730	255,000.00	255,000	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5391842	9.450	Full	B-	620	87,000.00	87,000	1	5/6/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5391859	6.850	Stated	A	687	150,000.00	150,000	1	5/20/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5391875	8.550	Stated	A-	0	293,000.00	292,800	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5391891	7.750	Stated	A	678	200,000.00	0	1	5/7/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5391925	6.400	Full	A	674	310,000.00	310,000	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5391941	7.150	Full	A	665	135,000.00	115,000	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5391990	8.100	Full	A	606	160,000.00	144,000	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5392006	10.600	Full	B-	538	65,000.00	65,000	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5392022	6.375	Stated	AA	645	280,000.00	0	1	5/20/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5392048	6.550	Stated	A	655	230,000.00	227,900	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5392071	6.400	Full	A	639	327,000.00	310,000	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5392089	7.850	Full	A	623	76,000.00	74,000	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5392105	5.600	Full	A	634	190,000.00	186,500	1	6/30/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5392147	6.700	Stated	A	662	310,000.00	304,290	1	5/19/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5392154	6.600	Full	A	624	354,000.00	354,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5392212	8.600	Stated	A-	508	265,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5392220	9.250	Stated	A	607	64,000.00	0	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5392246	8.050	Stated	A-	556	525,000.00	0	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5392253	6.475	Stated	A	741	200,000.00	200,000	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5392287	6.450	Stated	A	679	225,000.00	225,000	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5392303	6.550	Stated	A	658	269,000.00	269,000	1	5/21/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5392329	11.400	Full	A-	502	53,500.00	0	1	5/22/2003	179	7/1/2003	Group I	6 MO LIBOR	6	N
5392378	6.850	Full	A	627	145,000.00	141,000	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5392428	6.100	Stated	A	745	277,000.00	276,000	1	5/2/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5392477	8.150	Full	A	603	93,000.00	93,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5392543	11.110	Full	B-	508	180,000.00	0	1	6/6/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5392568	6.000	Stated	AA	755	323,000.00	323,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5392584	9.250	Stated	A	607	63,000.00	0	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5392592	7.100	Stated	A	685	398,000.00	398,000	1	5/21/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5392683	8.550	Full	B	528	245,000.00	0	1	5/21/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5392691	6.850	Stated	AA	694	269,000.00	269,000	1	6/3/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5392709	6.550	Full	A	652	375,000.00	375,000	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5392758	6.700	Full	A	704	243,000.00	0	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5392808	6.000	Stated	AA	724	185,000.00	185,000	1	5/22/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5392816	5.875	Full	AA	700	170,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5392824	6.000	Stated	AA	724	160,000.00	0	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5392832	6.005	Stated	AA	724	105,000.00	105,000	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5392840	6.300	Full	A	647	394,000.00	394,000	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5392881	5.875	Stated	AA	718	300,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5392899	5.875	Full	AA	669	362,000.00	0	1	5/19/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5392915	9.250	Stated	A	607	65,000.00	0	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N

[illegible]

Prepared by: [illegible]

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage

Specialty Home Loans

Washington Mutual

7.384 WA Rate | 352.83 WA Rterm | 10,143 Loan Count | 1,331,132,810.72 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
4472601	44573418	HANCOCK	44190 GALICIA DRIVE	HEMET	CA	92544	OWNER OCC	SFR
4485751	44595247	REYNA	13301 MONTE LEON	SAN ANTONIO	TX	78223	OWNER OCC	SFR
4581437	44648736	SWAIN	14 DAVID CIRCLE	LINCOLN	AL	35096	OWNER OCC	SFR
4595245	44652204	PAGE	347 E DUNTON AVENUE	ORANGE	CA	92865	OWNER OCC	SFR
4601662	44681575	BUCIO	478 CARPENTER WAY	SAN JOSE	CA	95111	OWNER OCC	PUD
4642969	44734317	AGUERO	10622 NASSAU AVENUE	SUNLAND	CA	91040	OWNER OCC	SFR
4667356	44702959	CARLSON	1063 TATESBROOK DRIVE	LEXINGTON	KY	40517	OWNER OCC	SFR
4671145	73571176	MILLIM	324 PROSPECTOR ROAD	DAYTON	NV	89403	OWNER OCC	MANUFACTURED
4689069	73547950	POTEAT	5601 FOREST AVENUE	WILMINGTON	NC	28403	OWNER OCC	MANUFACTURED
4736369	44755957	FIFITA	2848 SPENCER AVENUE	MAGNA	UT	84044	OWNER OCC	MANUFACTURED
4756363	44785642	MCGREGOR	1301 N IVY CIRCLE	WASILLA	AK	99654	OWNER OCC	SFR
4777794	73554750	ZEESHAN	38827 CHERRY LANE UNIT #98	FREMONT	CA	94536	OWNER OCC	CONDO
4785878	73548558	BALTODANO	1927 MESA BUENA AVENUE	SAN PABLO	CA	94806	OWNER OCC	SFR
4787180	73544130	DURNEY	5808 180TH PL SW	EDMONDS	WA	98026	OWNER OCC	SFR
4789407	73555303	CASWELL	254 MADISON 5553	HUNTSVILLE	AR	72740	OWNER OCC	SFR
4791209	73562357	ALBERS	1109 CORONITA DRIVE	FENTON	MO	63026	OWNER OCC	SFR
4793279	73544579	REICKS	520 SW 18TH ST	PUYALLUP	WA	98371	OWNER OCC	SFR
4794832	73584528	HERNANDEZ	3941&3943 W 112TH STREET	INGLEWOOD	CA	90303	OWNER OCC	2-4 UNITS
4802831	73550256	GAGETTA	8 PELICAN PLACE	VALLEY SPRINGS	CA	95252	OWNER OCC	PUD
4803004	73549453	WRIGHT SR	1517 CROSSETT DRIVE	ST LOUIS	MO	63138	OWNER OCC	SFR
4806730	73552756	JAHNKE	3017 FAWN LANE	JACKSON	MI	49201	OWNER OCC	SFR
4811640	44789487	NUUHIWA	5539 NAHDAY COURT	OCEANSIDE	CA	92057	OWNER OCC	PUD
4813515	73558144	ARMSTRONG	20003 24TH AVENUE NE	SEATTLE	WA	98155	OWNER OCC	2-4 UNITS
4813788	73547596	PAYNE	2305 GOLF CLUB RD	LACEY	WA	98503	OWNER OCC	SFR
4842753	73572074	RODRIGUEZ	10328 BEVERLY BOULEVARD	WHITTIER	CA	90601	OWNER OCC	SFR
4848321	73556319	DEJESUS	425 WASHINGTON BLVD B1	ALGONA	WA	98001	OWNER OCC	CONDO
4853750	73581230	XIANGHE	9105 OLD MEMORIAL HIGHWAY	TAMPA	FL	33615	OWNER OCC	SFR
4855177	73596118	RICHARDS JR	2509 BRIAR GROVE CIRCLE	TAMPA	FL	33615	OWNER OCC	SFR
4856928	73593709	OAS	16411 115TH LANE SE	YELM	WA	98597	OWNER OCC	SFR
4864509	73615874	LYNCH	2425 DISCUS LANE	EFFINGHAM	SC	29541	NON OWNER	SFR

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.304 WA Rate | 10,145 Loan Count
352.53 WA Rterm | $1,531,132,618.12 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PNI	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5134584	74287824	JOHANSEN	1425 NE 61ST 200	HILLSBORO	OR	97124	OWNER-OCC	CONDO	360	80.00	100.00	7.400	4/1/2003	3/1/2033	700	102,400.00	102,163.07	102,066.90	ARM	4.990	13.400	7.400	1.000	1.000	3/1/2005	PURCHASE	7.400	Full	A	602	128,000.00	128,000	1	3/20/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5135430	74288499	BALINGIT	2742 ALEXIAN DR	SAN JOSE	CA	95118	OWNER-OCC	CONDO	360	80.00	100.00	7.300	4/1/2003	3/1/2033	1601.49	233,600.00	233,055.41	232,871.67	ARM	4.990	14.300	7.300	1.000	1.000	3/1/2005	PURCHASE	7.300	Stated	A	714	292,000.00	292,000	1	2/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5138162	74291162	KAVANAUGH	125 E FLAG ST	ROCKAWAY	NJ	7866	NON OWNER	SFR	360	24.00	0.00	9.450	5/1/2003	4/1/2033	502.33	60,000.00	59,940.11	59,909.81	ARM	5.750	15.450	9.450	1.000	1.000	4/1/2005	REFI-CASH OUT	9.450	Stated	A-	568	250,000.00	0	1	3/10/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5138460	74291550	CADET	938 S 18TH STREET	NEWARK	NJ	7108	OWNER-OCC	SFR	360	90.00	0.00	9.200	6/1/2003	5/1/2033	589.72	72,000.00	71,962.28	71,924.27	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	9.200	Full	A	634	80,000.00	80,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5138545	74251626	LUNDBERG	4117 AZURE AVENUE	SOUTH LAKE TAHOE	CA	96150	2ND HOME	SFR	360	80.00	100.00	7.600	6/1/2003	5/1/2033	1883.68	259,200.00	259,022.53	258,843.87	ARM	4.990	13.600	7.600	1.000	1.000	5/1/2005	PURCHASE	7.600	Stated	A	632	324,000.00	324,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5143730	74296773	DINGMAN	704 DELWOOD STREET	WESTWOOD	CA	96137	NON OWNER	SFR	180	75.00	0.00	6.250	4/1/2003	3/1/2018	546.61	63,750.00	60,991.95	60,761.01	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA	640	85,000.00	0	1	2/26/2003	176	6/1/2003	Group I	6 MO LIBOR	6	N
5145817	74298621	MURDOCK	115 BILL LOCKNER ROAD	ERWIN	TN	37650	OWNER-OCC	MANU/MOBIL	360	80.00	0.00	8.990	6/1/2003	5/1/2033	552.44	68,720.00	68,634.38	68,596.13	ARM	5.750	14.990	8.990	1.000	1.000	5/1/2005	REFI-CASH OUT	8.990	Full	B	575	85,900.00	0	1	4/14/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5146700	74250777	LOPEZ	5013 S MARSHFIELD AVE	CHICAGO	IL	60609	NON OWNER	2-4 UNITS	360	80.00	0.00	6.000	4/1/2003	3/1/2033	719.47	120,000.00	119,518.92	119,518.52	ARM	4.250	12.000	6.000	1.000	1.000	3/1/2005	PURCHASE	6.000	Stated	AA	662	153,000.00	150,000	1	2/26/2003	356	7/1/2003	Group I	6 MO LIBOR	6	N
5148671	74301748	TEAT	1 FRISBIE STREET UNIT 309	VALLEJO	CA	94590	OWNER-OCC	CONDO	360	70.06	100.00	8.650	4/1/2003	3/1/2033	751.1	117,000.00	116,650.12	116,585.68	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.650	Full	A	657	170,000.00	167,000	1	3/10/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5149315	74302381	WARD	5205 EUCLID	KANSAS CITY	MO	64130	OWNER-OCC	SFR	360	80.00	100.00	11.200	5/1/2003	4/1/2033	572.75	59,200.00	59,158.87	59,138.27	ARM	5.990	17.200	11.200	1.000	1.000	4/1/2005	PURCHASE	11.200	Full	B	490	74,000.00	74,000	1	3/20/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5150553	74303611	RODRIGUEZ	4530 SILVERTON WAY	SACRAMENTO	CA	95838	OWNER-OCC	SFR	360	80.00	100.00	6.850	4/1/2003	3/1/2033	1189.98	181,600.00	181,137.32	180,981.43	ARM	4.990	12.850	6.850	1.000	1.000	3/1/2005	PURCHASE	6.850	Full	A	641	227,000.00	227,000	1	2/21/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5151584	74304627	STOKES	1273 SUTTER AVENUE	BROOKLYN	NY	11208	NON OWNER	2-4 UNITS	360	90.00	0.00	8.250	5/1/2003	4/1/2033	1217.06	162,000.00	161,792.67	161,687.93	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.250	Full	AA	695	245,000.00	180,000	1	3/3/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5151628	74304668	HARVEY	3208 YOUNG RD	PLANT CITY	FL	33565	OWNER-OCC	SFR	360	58.82	0.00	6.763	5/1/2003	4/1/2033	324.74	50,000.00	49,870.43	49,870.43	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.763	Stated	A	664	85,000.00	0	1	3/18/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5152509	74305533	GARCIA	2451 W 47TH PLACE	CHICAGO	IL	60632	NON OWNER	2-4 UNITS	360	80.00	0.00	6.000	5/1/2003	4/1/2033	657.11	109,600.00	109,343.62	109,233.23	ARM	4.250	12.000	6.000	1.000	1.000	4/1/2005	PURCHASE	6.000	Stated	AA	670	138,000.00	137,000	1	3/6/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5152618	74305632	HINDLE	1903 W GOLF RD	MT PROSPECT	IL	60056	OWNER-OCC	CONDO	360	80.00	100.00	6.700	5/1/2003	4/1/2033	841.45	130,400.00	130,172.60	130,057.95	ARM	4.990	12.700	6.700	1.000	1.000	4/1/2005	PURCHASE	6.700	Stated	A	675	163,000.00	163,000	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5154067	74307060	MITCHELL	2539 LOWELL AVENUE	MEMPHIS	TN	38114	NON OWNER	SFR	180	75.00	0.00	6.250	5/1/2003	4/1/2018	353.59	41,250.00	40,819.98	40,819.96	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA	685	55,000.00	0	1	3/7/2003	177	7/1/2003	Group I	6 MO LIBOR	6	N
5154315	74307331	GLAUVITZ	12429 MOTLEY RD	PEYTON	CO	80831	OWNER-OCC	SFR	360	77.07	78.58	8.050	5/1/2003	4/1/2033	947.29	158,000.00	157,684.63	157,525.76	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.000	Stated	AA	780	205,000.00	0	1	3/10/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5155224	74308817	OCPNA	66 CALMAR STREET	BROCKTON	MA	2301	OWNER-OCC	2-4 UNITS	360	79.87	0.00	8.125	5/1/2003	4/1/2033	1448.12	238,000.00	237,536.18	237,302.48	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.125	Stated	AA	741	298,000.00	0	1	3/19/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5157278	74310251	AMAKER	373 QUICK STREET	ORANGEBURG	SC	29115	OWNER-OCC	MANU/MOBIL	360	75.00	84.37	10.000	6/1/2003	5/1/2033	421.24	48,000.00	47,978.76	47,957.34	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	10.000	Full	A-	543	64,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5159749	74312240	PFEIFER	8109 NE 105TH AVENUE	VANCOUVER	WA	98662	NON OWNER	2-4 UNITS	180	77.67	0.00	5.875	5/1/2003	4/1/2018	1215.92	145,250.00	144,237.93	143,728.17	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	5.875	Full	AA	784	187,000.00	0	1	3/25/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5159389	74312372	PENDERGRASS-WOOTEN	2623 ROSS LANE	EUGENE	OR	97404	OWNER-OCC	MANU/MOBIL	360	90.00	0.00	8.950	7/1/2003	6/1/2033	634.42	79,200.00	79,156.07	79,124.07	ARM	4.990	14.950	8.950	1.000	1.000	6/1/2005	REFI-CASH OUT	8.950	Full	A	609	88,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5160197	74313180	HART	1321 65TH AVENUE	OAKLAND	CA	94621	NON OWNER	SFR	360	43.33	0.00	6.750	4/1/2003	3/1/2033	674.55	104,000.00	103,729.84	103,638.77	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Full	AA	655	240,000.00	0	1	3/10/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5160288	74313271	VILLANUEVA	870 HILLTOP DR	CHULA VISTA	CA	91911	OWNER-OCC	SFR	360	80.00	0.00	6.750	4/1/2003	3/1/2033	1556.64	240,000.00	239,378.58	239,168.44	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Stated	AA	668	300,000.00	0	1	3/25/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5162102	74315060	ANDREWS	14510 127TH AVE NE #A55	KIRKLAND	WA	98034	OWNER-OCC	CONDO	360	90.00	0.00	6.500	4/1/2003	3/1/2033	711.08	112,500.00	112,193.23	112,069.88	ARM	4.250	12.500	6.500	1.000	1.000	3/1/2005	REFI-CASH OUT	6.500	Stated	AA	644	125,000.00	0	1	2/28/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5162177	74315136	GALINDO	5069 CHALLEN AVENUE	RIVERSIDE	CA	92503	OWNER-OCC	SFR	360	80.00	100.00	7.550	6/1/2003	5/1/2033	972.46	138,400.00	138,298.31	138,195.98	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005	PURCHASE	7.550	Stated	A	656	173,000.00	173,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5162243	74315201	JORDAN	5900 MILLSTONE LANE	PFAFFTOWN	NC	27040	OWNER-OCC	SFR	360	85.00	0.00	9.900	6/1/2003	5/1/2033	821.03	94,350.00	94,307.36	94,264.37	ARM	6.250	15.900	9.900	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.900	Full	B-	541	111,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5162490	74315409	WALTERS	151 E WINCHESTER DRIVE	RIALTO	CA	92376	OWNER-OCC	SFR	360	87.80	0.00	6.900	4/1/2003	3/1/2033	1139.19	172,970.00	172,533.67	172,386.55	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.900	Full	AA	636	197,000.00	0	1	3/4/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5163415	74316407	LEVY	11159 GLENWOOD FARMS DRIVE	WILMER	AL	36587	OWNER-OCC	MANU/MOBIL	360	78.82	0.00	9.700	6/1/2003	5/1/2033	538.1	62,900.00	62,869.94	62,840.04	ARM	5.990	15.700	9.700	1.000	1.000	5/1/2005	REFI-CASH OUT	9.700	Full	B	505	79,800.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5164011	74316993	PHILLIPS	12101 SE 276TH PLACE	KENT	WA	98032	OWNER-OCC	SFR	360	80.00	100.00	6.850	4/1/2003	3/1/2033	969.26	147,920.00	147,543.21	147,416.18	ARM	4.990	12.850	6.850	1.000	1.000	3/1/2005	PURCHASE	6.850	Full	A	638	190,500.00	184,900	1	3/7/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5164066	74317041	GONZALEZ	724 CLINTON DRIVE	STOCKTON	CA	95210	OWNER-OCC	SFR	360	65.00	0.00	8.300	6/1/2003	5/1/2033	708.1	114,400.00	114,142.50	114,033.65	ARM	4.990	12.300	8.300	1.000	1.000	5/1/2005	REFI-CASH OUT	8.300	Stated	A	647	176,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5166081	74318932	VALENCIA	12331 ALPINE AVE	LYNWOOD	CA	90262	NON OWNER	2-4 UNITS	180	68.62	0.00	6.250	5/1/2003	4/1/2018	1912.06	223,000.00	221,494.89	220,738.45	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA	674	325,000.00	0	1	3/17/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5167747	74320031	MILLER	4549 LEVELSIDE AVENUE	LAKEWOOD	CA	90712	NON OWNER	SFR	360	80.00	0.00	6.500	5/1/2003	4/1/2033	1441.12	228,000.00	227,586.64	227,378.28	ARM	4.250	12.500	6.500	1.000	1.000	4/1/2005	REFI-NO CASHOUT	6.500	Stated	AA	650	285,000.00	0	1	4/7/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5168778	74321654	SIRATON	1844 RUE DE VALLE	SAN MARCOS	CA	92069	OWNER-OCC	CONDO	360	80.00	100.00	6.350	4/1/2003	3/1/2033	990.8	152,000.00	151,753.14	151,602.61	ARM	4.990	12.350	6.350	1.000	1.000	3/1/2005	PURCHASE	6.350	Stated	A	701	200,000.00	190,000	1	2/28/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5169891	74322751	BUSTAMANTE	1519 SOUTH SHELTON AVENUE	SANTA ANA	CA	92707	NON OWNER	SFR	360	80.00	0.00	6.500	5/1/2003	4/1/2033	1618.1	256,000.00	255,301.93	255,301.93	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Stated	AA	675	320,000.00	0	1	4/9/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5170030	74322892	MEZA	2708 S MONTEREY VISTA	TUCSON	AZ	85713	NON OWNER	2-4 UNITS	360	80.00	0.00	6.000	5/1/2003	4/1/2033	407.7	68,000.00	67,864.28	67,795.88	ARM	4.250	12.000	6.000	1.000	1.000	4/1/2005	PURCHASE	6.000	Stated	AA	672	85,000.00	85,000	1	3/14/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5170261	74323127	SHEAFER	5 E MCKAIG CIRCLE	GLADEWATER	TX	75647	NON OWNER	2-4 UNITS	360	80.00	90.00	8.650	5/1/2003	4/1/2033	405.38	52,000.00	51,938.68	51,907.69	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.650	Full	A	672	65,000.00	65,000	1	3/4/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5170535	74323395	BROWN	TRACT 28 WILLIS ROAD	CARTERSVILLE	GA	30120	OWNER-OCC	MANU/MOBIL	360	75.00	0.00	11.650	6/1/2003	5/1/2033	640.17	63,900.00	63,880.24	63,860.29	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	11.650	Full	C	652	94,000.00	85,302	1	4/17/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5170733	74323593	TURNER	5523 COUNTY ROAD 43	CLANTON	AL	35045	OWNER-OCC	MANU/MOBIL	360	78.80	87.71	7.150	5/1/2003	4/1/2033	489.67	72,500.00	72,305.18	72,335.18	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.150	Full	A	635	92,000.00	0	1	3/20/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5171293	74324153	ALMANZA	4646 LAFAYETTE ST	FORT WAYNE	IN	46806	NON OWNER	SFR	360	80.00	0.00	8.550	5/1/2003	4/1/2033	315.17	40,800.00	40,750.89	40,726.07	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.550	Full	A	647	51,000.00	0	1	3/12/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5171517	74324377	WEAVER	3078 KENSLEY ROAD	DECATUR	GA	30032	NON OWNER	SFR	360	75.00	0.00	6.375	5/1/2003	4/1/2033	842.23	135,000.00	134,749.25	134,622.88	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.375	Stated	AA	702	180,000.00	0	1	3/25/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5172127	74325044	ARCEO	717 ALAMEDA STREET	VALLEJO	CA	94590	OWNER-OCC	SFR	360	80.00	100.00	6.100	6/1/2003	5/1/2033	1672.55	276,000.00	275,730.45	275,458.53	ARM	4.990	12.100	6.100	1.000	1.000	5/1/2005	PURCHASE	6.100	Full	A	637	345,000.00	345,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5172275	74325184	QUIJADA	751 N LANGHAM AVENUE	COVINA	CA	91724	OWNER-OCC	SFR	360	80.00	0.00	6.250	5/1/2003	4/1/2033	1625.5	264,000.00	263,243.97	263,243.97	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA	668	330,000.00	0	1	3/25/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5172333	74325242	LYTLE	5062 VIA DE PALMA DRIVE	LAS VEGAS	NV	89146	NON OWNER	SFR	360	71.52	0.00	6.149	6/1/2003	5/1/2033	718.22	118,000.00	117,923.10	117,845.68	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.150	Limited	A	703	165,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5173513	74326414	EVANS	515 W 4TH STREET	ANTIOCH	CA	94509	NON OWNER	2-4 UNITS	360	70.00	0.00	6.250	5/1/2003	4/1/2033	1767.11	287,000.00	286,453.94	286,178.78	ARM	4.990	12.250	6.250	1.000	1.000	4/1/2005	REFI-CASH OUT	6.250	Stated	A	704	410,000.00	0	1	3/6/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5173638	74326539	MARIE	43534 WERNEY ROAD	COARSEGOLD	CA	93614	OWNER-OCC	MANU/MOBIL	360	41.05	0.00	8.950	5/1/2003	4/1/2033	440.57	55,000.00	54,908.73	54,908.33	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.950	Stated	A-	615	134,000.00	0	1	3/21/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5173646	74326547	MURPHY	1762 GOSS STREET	OAKLAND	CA	94607	OWNER-OCC	SFR	360	80.00	100.00	6.350	5/1/2003	4/1/2033	1244.48	200,000.00	199,628.72	199,438.60	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.350	Full	A	727	305,000.00	250,000	1	3/18/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5173802	74326703	ENRIQUEZ	15409 STUDEBAKER ROAD	NORWALK	CA	90650	OWNER-OCC	SFR	360	79.92	0.00	6.750	4/1/2003	3/1/2033	1238.83	191,000.00	190,149.17	189,979.93	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Full	AA	626	239,000.00	0	1	3/27/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5174651	74327552	SANDERS	708 ZION DRIVE	COLORADO SPRINGS	CO	80910	OWNER-OCC	SFR	360	90.00	0.00	6.500	5/1/2003	4/1/2033	763.28	120,600.00	120,271.14	120,271.14	ARM	4.250	12.500	6.500	1.000	1.000	4/1/2005	REFI-CASH OUT	6.500	Stated	AA	647	134,000.00	0	1	3/7/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5174941	74327842	DAVIDSON	1925 SE 80TH AVENUE	PORTLAND	OR	97215	OWNER-OCC	SFR	360	80.00	100.00	6.450	4/1/2003	3/1/2033	1056.36	168,000.00	167,537.45	167,381.80	ARM	4.990	12.450	6.450	1.000	1.000	3/1/2005	PURCHASE	6.450	Stated	A	673	220,000.00	210,000	1	2/27/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5174990	74327891	BRICHAUX	8544 INDEPENDENCE AVE 103	LOS ANGELES	CA	91304	OWNER-OCC	CONDO	360	77.40	0.00	6.375	5/1/2003	4/1/2033	704.98	113,000.00	112,790.11	112,684.33	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.375	Stated	AA	667	146,000.00	0	1	3/24/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5175330	74328236	SANCHEZ	5019 N SAWYER AVE	CHICAGO	IL	60625	OWNER-OCC	2-4 UNITS	360	66.20	0.00	5.700	4/1/2003	3/1/2033	1363.94	235,000.00	234,253.39	234,002.15	ARM	4.990	11.700	5.700	1.000	1.000	3/1/2005	REFI-CASH OUT	5.700	Full	A	702	355,000.00	0	1	2/26/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5175732	74328634	LAW	9241 W AVENUE A	ROSAMOND	CA	93560	OWNER-OCC	SFR	360	76.07	0.00	6.000	4/1/2003	3/1/2033	1390.96	232,000.00	231,303.65	231,068.21	ARM	4.250	12.000	6.000	1.000	1.000	3/1/2005	REFI-CASH OUT	6.000	Stated	AA	653	305,000.00	0	1	2/20/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5175799	74328621	ARTEAGA	10332 OMELVENY AVENUE	LOS ANGELES	CA	91331	OWNER-OCC	SFR	360	75.00	0.00	6.750	4/1/2003	3/1/2033	987.5	152,250.00	151,854.51	151,721.19	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Stated	AA	761	203,000.00	0	1	2/26/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5175930	74566050	GREEN	736 N CENTRAL PARK AVENUE	CHICAGO	IL	60624	NON OWNER	2-4 UNITS	360	75.00	0.00	11.000	6/1/2003	5/1/2033	1142.79	120,000.00	119,957.21	119,914.03	ARM	6.250	17.000	11.000	1.000	1.000	5/1/2005	REFI-CASH OUT	11.000	Full	B-	492	160,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5176284	74329202	HARRIMAN	843 DOUGLAS AVENUE	OAKLAND	CA	94603	NON OWNER	2-4 UNITS	360	70.00	0.00	6.800	6/1/2003	5/1/2033	2281.74	350,000.00	349,701.59	349,401.49	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.800	Full	A	620	500,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5176409	74329327	FRANKLIN	4903 STATE ST	EAST ST LOUIS	IL	62205	OWNER-OCC	SFR	360	85.00	0.00	10.250	6/1/2003	5/1/2033	380.85	42,500.00	42,482.12	42,464.14	ARM	6.250	16.250	10.250	1.000	1.000	5/1/2005	REFI-CASH OUT	10.250	Full	B-	469	50,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5176433	74329350	DINGMAN	421 CEDAR STREET	WESTWOOD	CA	96137	NON OWNER	SFR	180	75.00	0.00	6.250	4/1/2003	3/1/2018	612.2	71,400.00	68,262.74	68,008.08	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA	640	95,200.00	0	1	2/28/2003	176	6/1/2003	Group I	6 MO LIBOR	6	N
5177928	74330846	JORGENSEN	2609 S LAKE STREET	SALT LAKE CITY	UT	84106	OWNER-OCC	SFR	360	80.00	100.00	6.050	4/1/2003	3/1/2033	896.97	148,800.00	148,357.82	148,208.67	ARM	4.990	12.050	6.050	1.000	1.000	3/1/2005	PURCHASE	6.050	Full	A	650	187,000.00	186,000	1	2/28/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5178272	74331190	HOLLEY	1243 SOUTH ST	TOLEDO	OH	43609	OWNER-OCC	SFR	360	80.00	100.00	12.450	6/1/2003	5/1/2033	459.38	43,200.00	43,188.82	43,177.52	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	12.450	Full	B-	0	55,000.00	54,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5178500	74331828	MERTZ	624 RANCH ROAD 1658	VALLEY SPRING	TX	76643	OWNER-OCC	SFR	360	85.00	0.00	11.750	6/1/2003	5/1/2033	514.8	51,000.00	50,984.58	50,969.00	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	11.750	Full	A-	469	60,000.00	60,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5178326	74331844	FINCH	19309 AVON AVE	DETROIT	MI	48219	NON OWNER	SFR	360	70.00	0.00	6.000	4/1/2003	3/1/2033	297.98	49,700.00	49,550.79	49,500.56	ARM	4.250	12.000	6.000	1.000	1.000	3/1/2005	REFI-CASH OUT	6.000	Stated	AA	659	71,000.00	0	1	2/27/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5179262	74332180	TRINIDAD	1184-1186 HILLSIDE BOULEVARD	DALY CITY	CA	94014	OWNER-OCC	2-4 UNITS	360	87.50	100.00	6.000	4/1/2003	3/1/2033	[illegible]	490,000.00	488,671.66	488,671.68	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.000	Full	A	671	560,000.00	560,000	1	2/28/2003	356	7/1/2003	Group I	6 MO LIBOR	6	N
5179256	74332214	YOUNGKEIT	6115 ROPEWALK LANE	RIVERSIDE	CA	92505	OWNER-OCC	SFR	360	77.99	0.00	6.500	4/1/2003	3/1/2033	884.9	140,000.00	139,489.61	139,489.61	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Full	AA	640	179,500.00	0	1	3/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5179747	74332651	RULLAMAS	5025 STIRRUP WAY	ANTIOCH	CA	94531	OWNER-OCC	SFR	360	85.00	0.00	6.450	5/1/2003	4/1/2033	1817.18	289,000.00	288,470.58	288,204.33	ARM	4.950	12.450	6.450	1.000	1.000	4/1/2005	REFI-CASH OUT	6.450	Stated	A	674	340,000.00	0	1	3/12/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5180153	74333063	LEON	11730 FERNWOOD AVENUE	FONTANA	CA	92337	OWNER-OCC	SFR	180	66.47	0.00	6.250	5/1/2003	4/1/2018	986.04	115,000.00	114,612.92	113,632.70	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.250	Stated	AA	667	173,000.00	0	1	3/18/2003	177	5/1/2003	Group I	6 MO LIBOR	6	N
5180173	74333069	BLANDING	1283 COLONEL MAHAM DR	PINEVILLE	SC	29468	OWNER-OCC	MANU/MOBIL	360	80.00	0.00	12.400	5/1/2003	4/1/2033	423.8	40,000.00	39,982.52	39,968.26	ARM	6.750	18.400	12.400	1.000	1.000	4/1/2005	REFI-CASH OUT	12.400	Full	C	501	50,000.00	0	1	3/5/2003	357	5/1/2003	Group I	6 MO LIBOR	6	N
5180563	74333507	KORNER	330 BELVA LANE	PLEASANT HILL	CA	94523	OWNER-OCC	SFR	360	60.98	0.00	8.250	5/1/2003	4/1/2033	1878.17	250,000.00	249,640.56	249,518.44	ARM	5.990	15.250	8.250	1.000	1.000	4/1/2005	REFI-CASH OUT	8.250	Full	B-	577	410,000.00	0	1	3/4/2003	357	5/1/2003	Group I	6 MO LIBOR	6	N
5181417	74334350	RAU	16100 SW AUDUBON STREET #102	BEAVERTON	OR	97006	OWNER-OCC	CONDO	360	76.87	0.00	6.750	5/1/2003	4/1/2033	728.43	113,000.00	111,806.60	111,709.08	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.750	Stated	AA	684	147,000.00	0	1	3/11/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5181979	74334897	BRIGHT	371 E 22ND STREET	TRACY	CA	95376	OWNER-OCC	SFR	360	70.98	0.00	6.500	4/1/2003	3/1/2033	1058.71	167,500.00	167,042.84	166,888.95	ARM	4.250	12.500	6.500	1.000	1.000	3/1/2005	REFI-CASH OUT	6.500	Limited	B-	535	236,000.00	0	1	2/27/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5182431	74335357	HEMBRY	6716-6718 111TH ST COURT E	PUYALLUP	WA	98373	OWNER-OCC	2-4 UNITS	360	80.00	0.00	6.500	4/1/2003	3/1/2033	955.69	151,200.00	150,787.71	150,648.78	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Stated	AA	679	189,000.00	0	1	3/7/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5183389	74336280	CAJIGAS	733 N COUNTY LINE ROAD	HINSDALE	IL	60521	NON OWNER	SFR	360	75.00	0.00	5.750	5/1/2003	4/1/2033	1159.86	198,750.00	198,333.97	198,124.46	ARM	4.250	11.750	5.750	1.000	1.000	4/1/2005	REFI-CASH OUT	5.750	Stated	AA	672	265,000.00	0	1	3/27/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5183413	74336314	ARCHAMBEAULT	4112 S OLIVE AVE	FRESNO	CA	93722	OWNER-OCC	SFR	360	75.00	0.00	6.000	6/1/2003	5/1/2033	1124.18	187,500.00	187,313.34	187,125.75	ARM	4.250	12.000	6.000	1.000	1.000	5/1/2005	REFI-CASH OUT	6.000	Stated	AA	666	250,000.00	0	1	4/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5183525	74336456	QUACKENBUSH	5453 TOWNLINE RD	BIRCH RUN	MI	48415	OWNER-OCC	SFR	360	80.00	0.00	10.700	5/1/2003	4/1/2033	780.97	84,000.00	83,903.23	83,903.23	ARM	6.750	16.700	10.700	1.000	1.000	4/1/2005	REFI-CASH OUT	10.700	Full	B-	444	105,000.00	0	1	3/18/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5184072	74336975	FELIX	14138 WHISPERING SANDS DR	VICTORVILLE	CA	92392	OWNER-OCC	SFR	360	75.92	0.00	6.990	4/1/2003	3/1/2033	494.49	74,400.00	74,215.60	74,153.42	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.990	Full	A	640	98,000.00	0	1	2/28/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5184205	74337106	PETTY	2585 LEWIS RIVER RD	WOODLAND	WA	98674	NON OWNER	SFR	360	80.00	0.00	6.500	6/1/2003	5/1/2033	758.49	120,000.00	119,891.51	119,782.43	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Stated	AA	654	150,000.00	0	1	4/11/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5184809	74456021	LAMBERT	3212 ALLIANCE RD	DEERFIELD	OH	44411	NON OWNER	SFR	180	68.15	0.00	6.250	5/1/2003	4/1/2018	737.39	88,000.00	85,419.55	85,137.05	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA	660	130,000.00	0	1	3/26/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5184924	74337718	KNEEMILLER II	407 W ERWIN AVENUE	MCKINNEY	TX	75069	OWNER-OCC	SFR	360	75.00	0.00	9.400	5/1/2003	4/1/2033	468.88	56,250.00	56,164.54	56,164.54	ARM	5.750	15.400	9.400	1.000	1.000	4/1/2005	REFI-CASH OUT	9.400	Full	A-	533	75,000.00	0	1	3/18/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5185178	74337949	RICHTER	280 PACINI AVENUE	PITTSBURG	CA	94565	OWNER-OCC	SFR	360	75.36	0.00	6.125	5/1/2003	4/1/2033	1579.79	260,000.00	259,493.29	259,238.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.125	Stated	AA	695	345,000.00	0	1	3/13/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5185400	74342015	OLAH	311 VESTAL AVE	GERBER	CA	96035	OWNER-OCC	SFR	360	70.00	0.00	10.050	6/1/2003	5/1/2033	536.7	60,900.00	60,870.34	60,843.43	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	10.050	Full	B	511	87,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5185681	74338401	SLATER	113 SUPERIOR STREET	MUIR	MI	48860	NON OWNER	SFR	360	75.00	0.00	6.000	5/1/2003	4/1/2033	283.29	47,250.00	47,001.90	47,001.90	ARM	4.250	12.000	6.000	1.000	1.000	4/1/2005	REFI-CASH OUT	6.000	Stated	AA	710	63,000.00	0	1	3/13/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5185772	74338492	BOONE	225 LEAFWOOD CT	SUISUN CITY	CA	94591	OWNER-OCC	SFR	360	85.00	0.00	7.990	6/1/2003	5/1/2033	1775.86	242,250.00	242,087.12	241,923.16	ARM	5.990	13.990	7.990	1.000	1.000	5/1/2005	REFI-CASH OUT	7.990	Full	A-	580	285,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5186291	74338980	CARTER	801 PROSPECT AVENUE NE	GRAND RAPIDS	MI	49503	NON OWNER	SFR	360	75.00	0.00	6.000	5/1/2003	4/1/2033	224.84	37,500.00	37,425.13	37,387.42	ARM	4.250	12.000	6.000	1.000	1.000	4/1/2005	REFI-CASH OUT	6.000	Stated	AA	673	50,000.00	0	1	3/21/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5186572	74339110	LONNEN	2301 GAINES ROAD	GAINES	NY	14411	OWNER-OCC	MANU/MOBIL	360	85.00	0.00	10.900	7/1/2003	6/1/2033	682.6	72,250.00	72,223.67	72,223.67	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	10.900	Full	B-	532	85,000.00	0	1	5/5/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5186680	74339219	PENA	5705 DOMINGO PENA STREET	CORPUS CHRISTI	TX	78417	OWNER-OCC	SFR	360	73.42	100.00	9.850	6/1/2003	5/1/2033	478.75	55,250.00	55,224.76	55,199.31	ARM	6.250	15.850	9.850	3.000	1.000	5/1/2005	PURCHASE	9.850	Full	B-	547	76,000.00	75,250	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5187028	74342247	RECKLER	1238 WALKER AVENUE #210	WALNUT CREEK	CA	94596	OWNER-OCC	CONDO	360	79.99	99.99	6.350	6/1/2003	5/1/2033	1362.06	218,900.00	218,491.46	218,491.45	ARM	4.990	12.350	6.350	1.000	1.000	5/1/2005	PURCHASE	6.350	Full	A	766	275,000.00	273,677	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5187932	74340484	GARCIA	121 KANE STREET	SILOAM SPRINGS	AR	72761	OWNER-OCC	SFR	360	80.00	0.00	9.950	6/1/2003	5/1/2033	377.52	43,200.00	43,181.70	43,181.70	ARM	5.750	15.950	9.950	3.000	1.000	5/1/2005	PURCHASE	9.950	Full	A-	450	54,000.00	54,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5188412	74340868	COLLINS	13626 ALLYN DRIVE	HUDSON	FL	34667	OWNER-OCC	SFR	360	50.28	0.00	9.500	6/1/2003	5/1/2033	756.77	90,000.00	89,955.73	89,911.11	ARM	6.250	15.500	9.500	1.000	1.000	5/1/2005	REFI-CASH OUT	9.500	Full	B-	501	179,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5189527	74342736	MEDRANO	154 BLUEBONNET VIEW	SANDIA	TX	78383	OWNER-OCC	SFR	360	80.00	0.00	9.700	6/1/2003	5/1/2033	492.78	57,600.00	57,545.46	57,545.46	ARM	4.750	15.700	9.700	1.000	1.000	5/1/2005	REFI-CASH OUT	9.700	Full	A	628	72,000.00	0	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5189535	74342304	NAVAS	3833 FARGO AVENUE	SKOKIE	IL	60076	OWNER-OCC	SFR	360	85.00	0.00	6.600	5/1/2003	4/1/2033	1601.44	250,750.00	249,804.15	249,578.83	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.600	Full	A	630	300,000.00	295,000	1	3/3/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5189298	74342767	PIPER	2410 E COUGAR STREET	SILVER SPRINGS	NV	89429	OWNER-OCC	SFR	360	80.00	100.00	8.050	6/1/2003	5/1/2033	673.38	91,200.00	91,078.43	91,026.43	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.050	Full	A	721	114,000.00	114,000	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5191515	74344250	LAZO	17717 HURLEY STREET	LA PUENTE	CA	91744	OWNER-OCC	SFR	180	67.51	0.00	5.125	4/1/2003	3/1/2018	1008.62	126,500.00	125,068.91	124,614.52	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.125	Stated	A+	756	192,000.00	0	1	2/28/2003	176	6/1/2003	Group I	6 MO LIBOR	6	N
5191804	74344490	HOWE II	850 W HONKER DRIVE	MERIDIAN	ID	83642	OWNER-OCC	SFR	360	80.00	100.00	6.975	4/1/2003	3/1/2033	606.82	91,440.00	91,213.72	91,136.07	ARM	4.990	12.975	6.975	1.000	1.000	3/1/2005	PURCHASE	6.975	Full	A	622	117,000.00	114,300	1	3/4/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5191820	74346768	MOODY	2540 SOUTH L STREET	TACOMA	WA	98405	NON OWNER	SFR	360	80.00	0.00	5.750	5/1/2003	4/1/2033	490.21	84,000.00	83,824.16	83,735.61	ARM	4.250	11.750	5.750	1.000	1.000	4/1/2005	REFI-CASH OUT	5.750	Full	AA	640	105,000.00	0	1	3/12/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5191945	74344615	TORRES	90 WEST ADOBE STREET	DEL RIO	TX	78840	OWNER-OCC	SFR	360	80.00	0.00	9.200	6/1/2003	5/1/2033	399.7	48,800.00	48,749.33	48,749.33	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.200	Stated	A	627	61,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5192398	74345059	BRAUD	44084 BILL RICHARDSON ROAD	SAINT AMANT	LA	70774	OWNER-OCC	SFR	360	85.00	0.00	10.450	4/1/2003	3/1/2033	2361.78	259,250.00	258,934.84	258,827.95	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	10.450	Full	B	498	305,000.00	0	1	2/28/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5192513	74345174	ROUGHT	1818 SUMMIT LAKE ROAD	CLARKS SUMMIT	PA	18411	OWNER-OCC	SFR	240	73.75	0.00	7.900	6/1/2003	5/1/2023	705.7	85,000.00	84,853.88	84,706.80	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.900	Full	B	624	115,250.00	0	1	4/28/2003	238	6/1/2003	Group I	6 MO LIBOR	6	N
5192919	74345570	AKROUSH	9419 BURNET AVE	NORTHHILLS	CA	91343	OWNER-OCC	CONDO	360	80.00	85.01	6.625	4/1/2003	3/1/2033	1582.65	247,200.00	246,542.09	246,320.36	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.625	Stated	AA	689	311,000.00	309,000	1	2/27/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5194410	74347162	RIVERA	9314 CROW CT	WILLIAMSBURG	MO	63388	OWNER-OCC	MANU/MOBIL	360	85.00	0.00	10.850	6/1/2003	5/1/2033	879.85	93,500.00	93,457.55	93,422.71	ARM	6.250	16.850	10.850	1.000	1.000	5/1/2005	REFI-CASH OUT	10.850	Full	B-	528	110,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5194436	74347188	SCHIRALDI	441 RAYMONDSKILL ROAD	MILFORD	PA	18337	OWNER-OCC	SFR	360	80.00	0.00	5.125	6/1/2003	5/1/2033	1215.29	223,200.00	222,874.80	222,674.80	ARM	4.250	11.125	5.125	1.000	1.000	5/1/2005	REFI-CASH OUT	5.125	Stated	AA	653	279,000.00	0	1	4/21/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5194477	74347720	MILLER	7101 SOUTH STREET #8	LINCOLN	NE	68506	NON OWNER	PUD	180	80.00	0.00	6.250	4/1/2003	3/1/2018	754.54	88,000.00	87,108.74	86,805.86	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA	683	110,000.00	0	1	3/6/2003	176	6/1/2003	Group I	6 MO LIBOR	6	N
5194717	74347451	ESTELLE	14871 S BERENDO AVENUE #7	GARDENA	CA	90247	OWNER-OCC	CONDO	360	80.00	100.00	6.350	5/1/2003	4/1/2033	980.65	157,600.00	157,305.86	157,157.63	ARM	4.990	12.350	6.350	1.000	1.000	4/1/2005	PURCHASE	6.350	Stated	A	717	200,000.00	197,000	1	3/14/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5195805	74348533	YOUNG	6927-6933 LACEY AVENUE	OAKLAND	CA	94605	NON OWNER	2-4 UNITS	360	70.00	0.00	5.875	5/1/2003	4/1/2033	2173.91	367,500.00	366,748.78	366,370.41	ARM	4.250	11.875	5.875	1.000	1.000	4/1/2005	REFI-CASH OUT	5.875	Full	AA	763	525,000.00	0	1	3/26/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5195938	74348674	GONZALEZ	6553 PINO BLANCO DR	BROWNSVILLE	TX	78520	OWNER-OCC	SFR	360	95.00	0.00	7.300	5/1/2003	4/1/2033	566.63	82,650.00	82,457.31	82,457.31	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.300	Stated	AA	665	87,000.00	87,000	1	3/17/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5196670	74349408	ESPINO	2370 CAMBRIDGE DRIVE	DISCOVERY BAY	CA	94514	OWNER-OCC	SFR	360	80.00	99.98	6.850	6/1/2003	5/1/2033	2086.02	318,350.00	318,081.23	317,810.82	ARM	4.900	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Stated	A	713	398,000.00	397,940	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5196712	74349440	TAYLOR	188 W 11TH STREET	PITTSBURG	CA	94565	NON OWNER	SFR	360	80.00	0.00	5.875	5/1/2003	4/1/2033	1083.7	183,200.00	182,825.52	182,636.90	ARM	4.250	11.875	5.875	1.000	1.000	4/1/2005	REFI-CASH OUT	5.875	Full	AA	653	229,000.00	0	1	3/6/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5197308	74350128	ROMAN	2750 N AVERS AVE	CHICAGO	IL	60647	OWNER-OCC	2-4 UNITS	360	85.00	100.00	8.150	6/1/2003	5/1/2033	2049.68	275,400.00	275,220.77	275,040.32	ARM	4.990	14.150	8.150	1.000	1.000	5/1/2005	PURCHASE	8.150	Stated	A	608	324,000.00	324,000	1	4/15/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5197332	74350042	VASAY	2043 WEST JEANETTE PLACE	LONG BEACH	CA	90810	OWNER-OCC	SFR	360	76.00	0.00	6.500	5/1/2003	4/1/2033	960.75	152,000.00	151,585.51	151,585.51	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	647	200,000.00	0	1	3/26/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5197934	74350651	CEDILLO	2827 RAVINA STREET	SAN ANTONIO	TX	78222	OWNER-OCC	SFR	360	58.07	0.00	11.950	5/1/2003	4/1/2033	339.2	33,100.00	33,079.10	33,069.31	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	11.950	Full	B-	548	57,000.00	0	1	3/17/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5198478	74351196	SANTIAGO	1571 W GLENMERE STREET	WEST COVINA	CA	91790	OWNER-OCC	SFR	360	79.71	0.00	5.550	5/1/2003	4/1/2033	1256.05	220,000.00	219,521.80	219,281.04	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.550	Full	A+	644	276,000.00	0	1	3/12/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5198565	74351305	CARBAJAL	5723 SOUTHSEAS AVENUE	HOUSTON	TX	77033	OWNER-OCC	SFR	360	80.00	0.00	8.150	5/1/2003	4/1/2033	298.29	40,080.00	39,491.98	39,451.68	ARM	4.990	14.150	8.150	1.000	1.000	4/1/2005	REFI-CASH OUT	8.150	Full	A	642	50,100.00	0	1	4/4/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5199377	74352105	CLAMMER	5930 HIGHWAY 85 #304	RIVERDALE	GA	30274	NON OWNER	SFR	360	80.00	0.00	5.875	5/1/2003	4/1/2033	1561.66	264,000.00	263,460.36	263,188.58	ARM	4.250	11.875	5.875	1.000	1.000	4/1/2005	REFI-CASH OUT	5.875	Stated	AA	724	330,000.00	0	1	3/10/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5199575	74352303	SIMAUCHI	12473 SW 123 TERRACE	MIAMI	FL	33186	NON OWNER	PUD	360	80.00	0.00	6.000	5/1/2003	4/1/2033	804.96	134,259.00	133,991.01	133,856.01	ARM	4.250	12.000	6.000	1.000	1.000	4/1/2005	PURCHASE	6.000	Stated	AA	704	178,000.00	167,824	1	3/21/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5199641	74352360	CLAMMER	5930 HIGHWAY 85 #302	RIVERDALE	GA	30274	NON OWNER	SFR	360	80.00	0.00	5.875	5/1/2003	4/1/2033	1561.66	264,000.00	263,460.36	263,188.58	ARM	4.250	11.875	5.875	1.000	1.000	4/1/2005	REFI-CASH OUT	5.875	Stated	AA	724	330,000.00	0	1	3/10/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5199880	74352600	CLAMMER	5930 HIGHWAY 85 #305	RIVERDALE	GA	30274	NON OWNER	SFR	360	80.00	0.00	5.875	5/1/2003	4/1/2033	1561.66	264,000.00	263,460.36	263,188.58	ARM	4.250	11.875	5.875	1.000	1.000	4/1/2005	REFI-CASH OUT	5.875	Stated	AA	724	330,000.00	0	1	3/10/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5200027	74352741	WARD	2634 FRANKLIN BLVD	SACRAMENTO	CA	95818	NON OWNER	SFR	360	54.00	0.00	6.750	6/1/2003	5/1/2033	1225.60	189,000.00	188,837.27	188,673.62	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Full	AA	625	350,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5200092	74352818	RUIZ	8207 DIANA MARIE DRIVE	STOCKTON	CA	95210	OWNER-OCC	SFR	360	80.00	100.00	7.350	5/1/2003	4/1/2033	970.08	140,800.00	140,583.98	140,474.98	ARM	4.990	14.350	7.350	3.000	1.000	4/1/2005	PURCHASE	7.350	Stated	A	638	176,000.00	176,000	1	3/7/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5200373	74353095	HEBRON	226 S 6TH ST E	MISSOULA	MT	59801	NON OWNER	SFR	360	75.00	0.00	6.750	4/1/2003	3/1/2033	1362.06	210,000.00	209,454.51	209,270.63	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Stated	AA	720	280,000.00	0	1	2/27/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5200449	74353180	ANDERSON	2614 17TH ST SE	AUBURN	WA	98002	OWNER-OCC	SFR	360	90.00	0.00	9.800	6/1/2003	5/1/2033	1607.45	186,300.00	186,214.00	186,127.30	ARM	5.750	15.800	9.800	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.800	Full	A-	495	207,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5200654	74353378	LAURSEN	3730 E L ST	TACOMA	WA	98404	OWNER-OCC	SFR	360	85.00	0.00	11.000	6/1/2003	5/1/2033	1052.37	110,500.00	110,460.60	110,420.84	ARM	6.250	17.000	11.000	1.000	1.000	5/1/2005	REFI CASH OUT	11.000	Full	B-	531	130,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5200738	74353459	BUNTOUM	1045 E RHEA ST #A&B	LONG BEACH	CA	90806	OWNER-OCC	SFR	360	90.00	0.00	7.000	6/1/2003	5/1/2033	1227.42	184,500.00	184,348.76	184,196.64	ARM	4.990	13.000	7.000	1.000	1.000	5/1/2005	PURCHASE	7.000	Full	A	606	215,000.00	205,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5200753	74353475	BECKETT	3148 FRIDHAM STREET	KEEGO HARBOR	MI	48320	OWNER-OCC	SFR	360	76.89	0.00	5.625	6/1/2003	5/1/2033	584.3	101,500.00	101,391.48	101,282.45	FXD	0.000	0.000	0.000	0.000	0.000		REFI CASH OUT	5.625	Stated	AA	657	132,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5201546	74354259	GAY	1414 GOSHER DRIVE	CEDAR HILL	TX	75104	OWNER-OCC	SFR	360	80.00	0.00	10.450	6/1/2003	5/1/2033	1348.29	148,000.00	147,940.54	147,880.57	ARM	5.990	16.450	10.450	1.000	1.000	5/1/2005	REFI-CASH OUT	10.450	Full	B	504	185,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5201819	74354523	BIDDLE	1437 E SUNNYSIDE AVENUE	VISALIA	CA	93292	OWNER-OCC	SFR	360	48.07	0.00	5.875	5/1/2003	4/1/2033	627.04	106,000.00	105,582.82	105,472.70	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.875	Stated	AA	757	220,500.00	0	1	3/13/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5201918	74354622	SOUZA	1808 E LAUREL AVENUE	VISALIA	CA	93292	NON OWNER	SFR	180	80.00	0.00	5.750	6/1/2003	5/1/2018	783.91	94,400.00	93,735.25	93,735.25	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.750	Full	AA	733	118,000.00	0	1	4/18/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5202084	74354770	ONDERSMA	378 W ADAMS	WHITE CLOUD	MI	49349	OWNER-OCC	SFR	360	45.75	0.00	12.000	5/1/2003	4/1/2033	442.31	43,000.00	42,975.26	42,962.70	ARM	6.750	18.000	12.000	1.000	1.000	4/1/2005	REFI-CASH OUT	12.000	Full	D	520	94,000.00	0	1	3/14/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5202153	74354861	LACY	1727 BLAIR AVE	NORFOLK	VA	23509	NON OWNER	SFR	360	70.00	0.00	6.500	5/1/2003	4/1/2033	345.11	54,600.00	54,501.01	54,451.11	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	693	78,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5202329	74355033	WESTFALL	403 E EWELL STREET #11	GRANBURY	TX	76048	NON OWNER	PUD	360	90.00	0.00	6.150	5/1/2003	4/1/2033	460.37	61,857.00	61,778.11	61,738.25	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.150	Full	AA	668	70,000.00	68,730	1	3/25/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5202510	74355223	MANUEL	420 FISHER AVE	NEPTUNE	NJ	7753	OWNER-OCC	SFR	360	37.38	0.00	10.700	7/1/2003	6/1/2033	371.89	40,000.00	40,000.00	39,984.78	ARM	5.950	16.700	10.700	1.000	1.000	6/1/2005	REFI-CASH OUT	10.700	Full	B	473	107,000.00	0	1	5/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.384 WA Rate
352.93 WA Rterm

10,143 Loan Count
1,531,153,618.11 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY P&I	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5203088	74355785	RUSSELL JR	10729 HILLWOOD AVENUE	BATON ROUGE	LA	70810	OWNER-OCC	SFR	360	85.00	0.00	9.950	6/1/2003	5/1/2033	1552.45	177,650.00	177,570.58	177,490.47	ARM	5.000	15.950	9.950	1.000	1.000	5/1/2005	REFI-CASH OUT	9.950	Full	B	509	209,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5203641	74356346	GULLEY	8749 VIRGINIA COURT	PORT RICHEY	FL	34668	NON OWNER	SFR	360	80.00	0.00	5.875	4/1/2003	3/1/2033	567.41	95,920.00	95,625.16	95,525.91	ARM	4.250	11.875	5.875	1.000	1.000	3/1/2005	PURCHASE	5.875	Stated	AA	683	120,000.00	119,900	1	2/28/2003	356	6/1/2003	Group I	6 MO LIBOR	6	N
5203732	74356437	KELLEY	4603 BINDEWALD ROAD	TORRANCE	CA	90505	OWNER OCC	SFR	360	38.91	0.00	5.588	5/1/2003	4/1/2033	1026.75	179,000.00	178,271.34	178,271.34	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.588	Full	A+	702	460,000.00	0	1	3/12/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5203508	74352650	PENNACOOKE	7054 NW 49TH STREET	LAUDERHILL	FL	33319	OWNER-OCC	SFR	360	68.67	0.00	11.250	5/1/2003	4/1/2033	1300.52	133,900.00	133,768.49	133,742.24	ARM	8.250	17.250	11.250	1.000	1.000	4/1/2005	REFI-CASH OUT	11.250	Full	B-	493	195,000.00	0	1	3/10/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5204201	74356940	REYES	1887 GUADALUPE ST	SOUTH LAKE TAHOE	CA	96150	NON OWNER	SFR	360	80.00	0.00	6.350	4/1/2003	3/1/2033	1742.78	280,000.00	278,943.33	278,943.33	ARM	4.950	12.350	6.350	3.000	1.000	3/1/2005	PURCHASE	6.350	Full	A	693	355,000.00	350,000	1	2/26/2003	356	7/1/2003	Group I	6 MO LIBOR	6	N
5204277	74356985	GARNICA	3321 FELTHAM WAY	SACRAMENTO	CA	95827	2ND HOME	SFR	360	80.00	0.00	5.500	6/1/2003	5/1/2033	885.76	156,000.00	155,829.24	155,657.70	ARM	4.250	11.500	5.500	1.000	1.000	5/1/2005	REFI-NO CASHOUT	5.500	Stated	AA	720	195,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5204375	74357112	GARCIA	6316 6318 & 6320 PORTERFIELD CT	STOCKTON	CA	95207	NON OWNER	2-4 UNITS	360	80.00	0.00	6.750	5/1/2003	4/1/2033	1551.45	239,200.00	238,786.94	238,576.67	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.750	Stated	AA	657	310,000.00	299,000	1	3/24/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5204474	74357211	LAMMONS	1708 CR 7250	LUBBOCK	TX	79423	OWNER OCC	MANU/MOBIL	360	85.00	0.00	8.500	6/1/2003	5/1/2033	660.12	85,850.00	85,797.98	85,745.60	ARM	4.600	14.500	8.500	1.000	1.000	5/1/2005	REFI-NO CASHOUT	8.500	Full	A	601	101,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5204524	74357263	REID JR	6520 GENESEO CIRCLE	PLANO	TX	75023	OWNER OCC	SFR	360	80.00	0.00	7.000	5/1/2003	4/1/2033	1463.67	220,000.00	219,636.27	219,455.82	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.000	Limited	A	702	275,000.00	0	1	3/12/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5204590	74357338	ETHINGTON	20031 NORTHSIDE BLVD	NAMPA	ID	83687	NON OWNER	SFR	180	75.00	0.00	8.125	5/1/2003	4/1/2018	893.16	105,000.00	104,277.70	103,916.79	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.125	Stated	AA	666	140,000.00	0	1	3/31/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5204847	74357575	BRADING	757 W YALE AVENUE	FRESNO	CA	93705	OWNER-OCC	SFR	360	80.00	0.00	7.900	6/1/2003	5/1/2033	796.58	109,600.00	109,524.95	109,449.41	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.900	Full	A	613	137,000.00	0	1	4/11/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.384 WA Rate | 10,143 Loan Count
352.63 WA Rterm | $1,351,132,418.12 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PNI	ORIG LOAN AMOUNT	PRINCIPAL BALANCE
5231923	74384702	WILLIAMSON	1457 N CAMINO ALTO 220	VALLEJO	CA	94589	NON OWNER	CONDO	360	80.00	0.00	5.750	5/1/2003	4/1/2033	606.92	104,000.00	103,872.87
5232160	74384942	BISHOP	733 DETROIT STREET	JACKSONVILLE	FL	32254	OWNER-OCC	SFR	360	85.00	0.00	6.375	5/1/2003	4/1/2033	413.63	66,300.00	66,178.85
5232178	74384969	CRUZ	831 N CAPITOL AVENUE 4	SAN JOSE	CA	95133	OWNER-OCC	CONDO	360	90.00	0.00	6.900	7/1/2003	6/1/2033	1481.86	225,000.00	224,811.89
5232541	74385323	DE LEON	2207 S WHITEHOUSE CIRCLE	HARLINGEN	TX	78550	OWNER-OCC	SFR	360	80.00	100.00	8.300	6/1/2003	5/1/2033	464.95	61,600.00	61,561.17
5232560	74385343	CHAVEZ	7205 S 78TH STREET	LA VISTA	NE	68107	OWNER-OCC	SFR	360	65.00	0.00	11.650	6/1/2003	5/1/2033	696.72	69,550.00	69,528.43
5232715	74385453	TUCKER	6001 SEMINOLE	SPIRO	OK	74959	OWNER-OCC	MANU/MOBIL	360	72.32	85.03	9.350	7/1/2003	6/1/2033	543.2	65,450.00	65,450.00
5232808	74385584	LEHMKUHLE JR	5802 3RD STREET	TAMPA	FL	33611	OWNER-OCC	SFR	360	60.00	0.00	10.750	6/1/2003	5/1/2033	1372.27	147,000.00	147,000.00
5232589	74385687	ALLEN	12875 PAYTON ST	DETROIT	MI	48224	OWNER-OCC	SFR	360	95.00	0.00	7.600	6/1/2003	5/1/2033	690.9	97,850.00	97,707.19
5232827	74385875	STOTSENBERG	4131 DENVER AVENUE	YORBA LINDA	CA	92886	NON OWNER	SFR	360	80.00	0.00	5.750	5/1/2003	4/1/2033	1704.04	292,000.00	291,081.00
5232913	74385691	BRISENO	410 N JULIAN STREET	OXNARD	CA	93030	OWNER-OCC	SFR	360	70.00	0.00	6.625	6/1/2003	5/1/2033	1053.32	164,500.00	164,354.86
5233531	74386319	OUELLETTE	17 PLEASANT STREET	DERRY	NH	3038	OWNER-OCC	SFR	360	52.73	0.00	8.700	6/1/2003	5/1/2033	908.37	116,000.00	115,945.30
5234034	74386814	HAY	12844 72ND AVE S	SEATTLE	WA	98178	OWNER-OCC	SFR	180	50.44	0.00	5.375	6/1/2003	5/1/2018	1389.95	171,500.00	170,874.73
5234513	74387283	MICKLES	21748 KINGS CROSSING TERR	ASHBURN	VA	20147	OWNER-OCC	PUD	360	85.00	0.00	10.400	6/1/2003	5/1/2033	2066.77	227,800.00	227,707.52
5234612	74387382	DANIELS	345 N SCOTT DRIVE	CHANDLER	AZ	85225	OWNER-OCC	PUD	360	85.00	0.00	10.200	5/1/2003	4/1/2033	1820.47	204,000.00	203,826.33
5234363	74387600	BRIGGS	3638 OSAGE STREET	DENVER	CO	80211	NON OWNER	2-4 UNITS	360	75.00	0.00	6.500	5/1/2003	4/1/2033	1493.27	236,250.00	235,821.68
5234585	74387855	DIAZ	29735 MARIPOSA DRIVE	COLD SPRINGS	CA	95335	NON OWNER	SFR	360	75.00	0.00	6.500	5/1/2003	4/1/2033	753.75	119,250.00	118,785.30
5234692	74387763	MORGENSTERN	775 VIA COLINAS	THOUSAND OAKS	CA	91362	OWNER-OCC	CONDO	360	80.00	100.00	6.850	6/1/2003	5/1/2033	1719.41	262,400.00	262,178.46
5235130	74387903	BRAVO	33859 CANYON RANCH ROAD	WILDOMAR	CA	92595	OWNER-OCC	SFR	360	90.00	0.00	6.750	5/1/2003	4/1/2033	1225.86	189,000.00	188,673.62
5235197	74387560	BAKER	1523 N BEVERLY GLEN BLVD	LOS ANGELES	CA	90077	OWNER-OCC	SFR	360	67.90	69.85	10.410	7/1/2003	6/1/2033	2497.05	275,000.00	275,000.00
5235205	74387978	COSSIO	431 SOUTH ORANGE GROVE AVENUE	POMONA	CA	91768	OWNER-OCC	SFR	360	76.00	0.00	5.675	5/1/2003	4/1/2033	835.82	144,400.00	142,778.84
5235577	74388351	GOODWIN JR	14 EVERETT LANE	DEEP RIVER	CT	6417	OWNER-OCC	SFR	360	71.05	78.55	6.250	7/1/2003	6/1/2033	1631.66	265,000.00	265,000.00
5235678	74388430	REYES	117 FRANK ST	NEW HAVEN	CT	6519	NON OWNER	2-4 UNITS	360	80.00	0.00	7.750	5/1/2003	4/1/2033	716.42	100,000.00	99,858.37
5235924	74388678	HAYES	9275 64TH STREET	RIVERSIDE	CA	92509	OWNER-OCC	SFR	360	80.00	88.33	6.500	6/1/2003	5/1/2033	1516.97	240,000.00	239,783.03
5236021	74388776	HARRISON	13418 E SPINNING WHEEL RD	ST ANNE	IL	60964	OWNER-OCC	MANU/MOBIL	360	70.00	0.00	10.300	6/1/2003	5/1/2033	377.93	42,000.00	41,982.57
5236104	74388851	LOPEZ	311 JEANETTE DRIVE	SAN ANTONIO	TX	78218	OWNER-OCC	SFR	360	80.00	0.00	7.700	6/1/2003	5/1/2033	912.59	128,000.00	127,816.20
5236385	74389131	LEWIS	14758 NORTHWOOD DRIVE	MAGALIA	CA	95954	OWNER-OCC	MANU/MOBIL	360	80.00	0.00	7.550	6/1/2003	5/1/2033	590.22	84,000.00	83,938.28
5236625	74389370	HAWLEY	14788 NATCHEZ COURT	SLOUGHHOUSE	CA	95683	OWNER-OCC	PUD	360	85.71	0.00	5.125	5/1/2003	4/1/2033	718.73	132,000.00	131,689.38
5236690	74389448	BALTAZAR	71 LIVE OAK COURT	KENLY	NC	27542	OWNER-OCC	MANU/MOBIL	360	71.17	0.00	10.750	6/1/2003	5/1/2033	631.3	67,628.00	67,578.84
5236716	74389461	FERRIS	24 MACIE LANE	CANDLER	NC	28715	OWNER-OCC	MANU/MOBIL	360	85.00	0.00	8.550	6/1/2003	5/1/2033	663.15	85,850.00	85,798.52
5236823	74389578	MULDROW	3611 HENRY AVENUE EAST	TAMPA	FL	33610	OWNER-OCC	SFR	360	49.52	0.00	10.100	7/1/2003	6/1/2033	460.19	52,000.00	52,000.00
5236955	74389735	CASON	1802 CAMELLIA DRIVE	WAYCROSS	GA	31501	OWNER-OCC	SFR	360	90.00	0.00	7.550	5/1/2003	4/1/2033	790.48	112,500.00	112,331.42
5237045	74389826	GASKIN	5177 RALEIGH STREET	DENVER	CO	80212	OWNER-OCC	SFR	360	85.00	0.00	8.600	6/1/2003	5/1/2033	976.23	125,800.00	125,650.14
5237607	74390368	WALKER	8408 TAWNY COURT	SACRAMENTO	CA	95828	OWNER-OCC	SFR	360	90.00	0.00	6.550	5/1/2003	4/1/2033	1429.27	224,955.00	223,665.79
5237615	74390394	MACDONALD	54 VALLEY AVENUE	HIGHLANDS BORO	NJ	7732	OWNER-OCC	SFR	360	80.00	0.00	11.900	6/1/2003	5/1/2033	1429.3	140,000.00	139,959.03
5237623	74390402	BROWN	41216 UPPER CREEK ROAD	GOLD BAR	WA	98251	NON OWNER	MANU/MOBIL	360	75.00	0.00	7.150	5/1/2003	4/1/2033	658.53	97,500.00	97,344.36
5238209	74390680	MUNCRIEF	1732 DARWIN AVE	MODESTO	CA	95307	NON OWNER	SFR	360	80.00	0.00	7.850	5/1/2003	4/1/2033	896.94	124,000.00	123,827.84
5238787	74391568	ANDOH	8411 S WHIPPLE	CHICAGO	IL	60629	OWNER-OCC	SFR	360	80.00	0.00	5.375	6/1/2003	5/1/2033	613.73	109,600.00	107,206.43
5238560	74391640	PFISTER	19400 HATTON STREET	LOS ANGELES	CA	91335	OWNER-OCC	SFR	360	80.00	100.00	6.850	6/1/2003	5/1/2033	1918.6	292,800.00	292,289.19
5239033	74391814	LEWIS	70100 MIRAGE COVE DRIVE #1	RANCHO MIRAGE	CA	92270	OWNER-OCC	CONDO	360	80.00	100.00	7.100	5/1/2003	4/1/2033	779.56	116,000.00	115,812.98
5239068	74391848	HOGAN	8052 SCENIC HIGHWAY	SNELLVILLE	GA	30039	OWNER-OCC	SFR	360	95.00	0.00	8.700	6/1/2003	5/1/2033	1205.25	153,900.00	153,720.33
5239060	74391871	WATANABE	1250 S LOWELL BLVD	DENVER	CO	80219	OWNER-OCC	SFR	360	68.75	0.00	10.800	7/1/2003	6/1/2033	1030.97	110,000.00	110,000.00
5239323	74391970	PORRITT	23750 ORANGE AVENUE 2	LAKE FOREST	CA	92630	OWNER-OCC	CONDO	360	80.00	0.00	10.250	6/1/2003	5/1/2033	1412.26	157,600.00	157,466.51
5239349	74391956	GAMBOA	85375 ARABY AVENUE	COACHELLA	CA	92236	OWNER-OCC	SFR	360	80.00	0.00	7.200	6/1/2003	5/1/2033	787.4	116,000.00	115,908.60
5239409	74392184	GUILLEN	16455 BLANCO KEY	SAN ANTONIO	TX	78247	OWNER-OCC	PUD	360	80.00	100.00	8.800	6/1/2003	5/1/2033	531.07	67,200.00	67,123.18
5239454	74392200	GOODRICH	1015 N MAIN	HINCKLEY	UT	84635	OWNER-OCC	MANU/MOBIL	360	85.00	0.00	10.850	6/1/2003	5/1/2033	687.88	73,100.00	73,073.07
5239470	74392228	LOCKWOOD	3600 HAMMOND BLVD	HAMILTON	OH	45014	OWNER-OCC	SFR	360	80.00	0.00	6.375	5/1/2003	4/1/2033	573.97	92,000.00	91,828.59
5239643	74392568	MARTINEZ	418 S ESTRELLA STREET	EL PASO	TX	79905	OWNER-OCC	SFR	360	75.00	0.00	12.500	7/1/2003	6/1/2033	352.2	33,000.00	33,000.00
5239975	74392721	JOHNSON JR	545 HEAVEN HILL ROAD	SOMERVILLE	TN	38068	OWNER-OCC	MANU/MOBIL	360	85.00	0.00	9.950	6/1/2003	5/1/2033	850.51	97,325.00	97,281.48
5240288	74393026	SUTTON	833 CHERAW ROAD	CASSATT	SC	29032	OWNER-OCC	SFR	360	77.44	0.00	9.600	7/1/2003	6/1/2033	807.88	95,250.00	95,250.00
5240312	74393059	RIVERA	15565 CARO STREET	HACIENDA HEIGHTS	CA	91745	OWNER-OCC	SFR	180	42.50	0.00	7.800	6/1/2003	5/1/2018	963.03	102,000.00	101,699.97
5240452	74393190	SMITH	1407 VAN EPPS AVENUE SE	ATLANTA	GA	30316	OWNER-OCC	SFR	360	80.00	0.00	10.850	6/1/2003	5/1/2033	1212.02	128,800.00	128,752.55
5240528	74393285	HUDSON	11978 WEST TEMPLE DRIVE	MORRISON	CO	80465	NON OWNER	SFR	360	80.00	0.00	6.500	5/1/2003	4/1/2033	1036.6	164,000.00	163,550.09
5240619	74393356	LEE	1922 S CURSON AVENUE	LOS ANGELES	CA	90016	NON OWNER	2-4 UNITS	360	50.00	0.00	8.000	7/1/2003	6/1/2033	925.85	125,000.00	125,000.00
5240783	74393521	YORK	2435 GRANDEUR AVENUE	ALTADENA	CA	91001	OWNER-OCC	SFR	360	87.40	0.00	7.400	5/1/2003	4/1/2033	1512.85	218,500.00	218,168.12
5241120	74393601	PARRIS	4513 N 73RD STREET	BIRMINGHAM	AL	35206	NON OWNER	SFR	360	75.00	0.00	7.000	7/1/2003	6/1/2033	279.43	42,000.00	41,965.57
5241187	74393868	BELL	2600 NORTHWEST 49 AVENUE	LAUDERDALE LAKES	FL	33313	OWNER-OCC	CONDO	360	80.00	0.00	8.650	5/1/2003	4/1/2033	293.12	37,600.00	37,555.66
5241203	74393984	PARRIS	8211 S 8TH AVENUE	BIRMINGHAM	AL	35206	NON OWNER	SFR	360	75.00	0.00	7.000	7/1/2003	6/1/2033	319.35	48,000.00	47,960.65
5241211	74393992	SPARKS	15054 GRANEFLOWER	PLANTERSVILLE	TX	77363	OWNER-OCC	PUD	360	55.81	0.00	11.050	7/1/2003	6/1/2033	688.4	72,000.00	71,974.60
5241252	74394032	HERRERA	61 HIGHWAY 126	CUBA	NM	87013	OWNER-OCC	SFR	360	52.63	0.00	9.100	7/1/2003	6/1/2033	811.83	100,000.00	99,896.50
5241393	74394172	MCINTYRE	29511 ROAD 430	MADERA	CA	93636	OWNER-OCC	PUD	360	78.00	0.00	7.750	6/1/2003	5/1/2033	1117.61	156,000.00	155,889.89
5241401	74394180	SHAW JR	7806 NORTHWIND DRIVE	CORPUS CHRISTI	TX	78414	OWNER-OCC	SFR	360	80.00	100.00	11.150	6/1/2003	5/1/2033	1291.33	134,000.00	133,953.75
5241427	74394206	SEPRISH	6110 TYRONE ROAD	MONTE RIO	CA	95462	OWNER-OCC	SFR	360	69.80	0.00	6.500	5/1/2003	4/1/2033	1125.09	178,000.00	177,687.96
5241518	74394297	PINTO	21 SPOONER ST	NEW BEDFORD	MA	2740	NON OWNER	2-4 UNITS	360	69.33	0.00	6.500	6/1/2003	5/1/2033	986.03	156,000.00	155,714.18
5241688	74394446	REYES	1107 ROLEEN DRIVE	VALLEJO	CA	94589	OWNER-OCC	SFR	360	80.00	100.00	6.990	7/1/2003	6/1/2033	1355.85	204,000.00	204,000.00
5241690	74394479	SANCHEZ	1755 DEL MAR PARKWAY	AURORA	CO	80010	NON OWNER	SFR	360	75.00	0.00	5.750	6/1/2003	5/1/2033	682.79	117,000.00	116,877.84
5242151	74394933	ODOM	30 S STEARNS ROAD	OAKDALE	CA	95361	NON OWNER	SFR	360	80.00	0.00	6.500	5/1/2003	4/1/2033	1142.78	180,800.00	180,472.22
5242177	74394958	GEORGE	15611 RIVEREDGE RD	KLAMATH FALLS	OR	97601	OWNER-OCC	MANU/MOBIL	360	89.72	0.00	8.800	7/1/2003	6/1/2033	561.1	71,000.00	71,000.00
5242243	74395021	BLUE	440 HERON ROAD	CARTHAGE	NC	28327	OWNER-OCC	MANU/MOBIL	360	83.33	0.00	11.000	7/1/2003	6/1/2033	809.48	85,000.00	85,000.00
5242250	74395030	DAWSON	6056 EL CAMINO CASALE	MURPHYS	CA	95247	OWNER-OCC	SFR	360	70.00	0.00	7.500	6/1/2003	5/1/2033	1713.08	245,000.00	244,818.17
5242383	74395161	HARRIS	2031 MARKET AVE #115	SAN PABLO	CA	94806	OWNER-OCC	CONDO	360	80.00	100.00	7.050	6/1/2003	5/1/2033	909.39	136,000.00	135,778.57
5242516	74395294	LOCKE	250 252 254 SEGOVIA LANE	STOCKTON	CA	95210	NON OWNER	2-4 UNITS	360	90.00	0.00	7.500	6/1/2003	5/1/2033	1881.59	269,100.00	268,900.29
5242658	74395435	ASUNCION	600 HACIENDA AVENUE	MANTECA	CA	95336	OWNER-OCC	SFR	360	90.00	0.00	8.050	7/1/2003	6/1/2033	1857.88	252,000.00	252,000.00
5242714	74395492	MAGEE	6752 WINCHELL RD	WARNERS	NY	13164	OWNER-OCC	SFR	360	90.00	0.00	6.500	5/1/2003	4/1/2033	853.3	135,000.00	134,755.24
5242771	74395559	MEZA	712 S WALDEMAR AVENUE	PASCO	WA	99301	OWNER-OCC	MANU/MOBIL	360	85.00	0.00	9.950	7/1/2003	6/1/2033	894.69	102,380.80	102,380.80
5243078	74395856	JOHNSON	6710 SAINT AUGUSTINE ST	HOUSTON	TX	77021	OWNER-OCC	SFR	360	78.67	0.00	11.400	6/1/2003	5/1/2033	463.82	47,200.00	47,169.01
5243217	74395957	BRAXTON SR	307 E ASH	LUTHER	OK	73054	NON OWNER	SFR	180	75.00	0.00	8.000	6/1/2003	5/1/2018	291.14	34,500.00	34,381.39
5243282	74396060	MILES	2151 PEACEFUL GARDEN WAY	RESCUE	CA	95672	OWNER-OCC	SFR	360	90.00	0.00	7.300	7/1/2003	6/1/2033	1857.22	270,900.00	270,900.00
5243704	74396482	NELSON	1381 TWIN LAKES ROAD	CLE ELUM	WA	98922	2ND HOME	SFR	360	64.52	0.00	7.100	6/1/2003	5/1/2033	910.61	135,500.00	135,391.10
5244124	74396904	SOLANO	8673 CRESENT AVENUE	BUENA PARK	CA	90620	OWNER-OCC	SFR	360	80.00	100.00	6.950	6/1/2003	5/1/2033	1954.08	295,200.00	294,955.62
5244132	74396912	DOBYNS	6317 N BUCK TRAIL	SAND SPRINGS	OK	74063	OWNER-OCC	MANU/MOBIL	360	90.00	0.00	8.300	6/1/2003	5/1/2033	550.24	72,900.00	72,807.66
5244157	74396938	JENNINGS	9058 WINDSONG DRIVE	CHARLOTTE	NC	28273	OWNER-OCC	SFR	360	80.00	94.64	9.850	7/1/2003	6/1/2033	589.23	68,000.00	68,000.00
5244298	74397076	CLEMENTE	1000 CHURCH STREET	DAYTON	OR	97114	OWNER-OCC	SFR	360	80.00	0.00	8.950	6/1/2003	5/1/2033	833.07	104,000.00	103,942.60
5244793	74397563	ANDRES	526 W 110TH STREET	LOS ANGELES	CA	90044	OWNER-OCC	SFR	360	95.00	0.00	7.950	7/1/2003	6/1/2033	1123.91	153,900.00	152,776.09
5244918	74398041	TANG	14730 YOUNGBLOOD ROAD	CHARLOTTE	NC	28278	OWNER-OCC	SFR	360	80.00	0.00	6.625	6/1/2003	5/1/2033	793.99	124,000.00	123,890.59
5244959	74397712	RANGER	55768 202ND ST	PACIFIC JUNCTION	IA	51561	OWNER-OCC	SFR	360	90.00	0.00	6.990	6/1/2003	5/1/2033	1585.15	238,500.00	238,304.11
5245113	74397878	CHIARI	4709 NW 66TH PLACE	MIAMI	FL	33178	OWNER-OCC	PUD	360	63.49	0.00	10.100	6/1/2003	5/1/2033	1769.95	200,000.00	199,913.38
5245251	74398030	RICE	6748 S INDIANA	CHICAGO	IL	60637	OWNER-OCC	SFR	360	80.00	85.15	10.350	6/1/2003	5/1/2033	975.83	108,000.00	107,955.67
5245493	74398272	MERRITT	149 W JASPER DRIVE	CHANDLER	AZ	85225	OWNER-OCC	SFR	360	80.00	100.00	7.450	5/1/2003	4/1/2033	851.66	122,400.00	122,215.91
5245675	74398504	PHILLIPS	709 HICKORY ST	SANDPOINT	ID	83864	NON OWNER	SFR	360	80.00	0.00	6.875	6/1/2003	5/1/2033	722.63	110,000.00	109,907.58
5245964	74398793	MILLER	8315 SUMMERFIELD	LAMBERTVILLE	MI	48144	NON OWNER	SFR	360	80.00	0.00	5.625	5/1/2003	4/1/2033	635.99	110,480.00	110,243.22
5245972	74398801	CABAL	17432 VIA ESTRELLA	SAN LORENZO	CA	94580	OWNER-OCC	SFR	360	90.00	0.00	6.150	5/1/2003	4/1/2033	1919.07	315,000.00	314,389.05
5246038	74398868	HARNUM	3756 6TH AVENUE	SACRAMENTO	CA	95817	NON OWNER	SFR	360	73.77	0.00	6.500	5/1/2003	4/1/2033	568.87	90,000.00	89,836.82
5246046	74398876	HARNUM	3340 45TH STREET	SACRAMENTO	CA	95820	NON OWNER	SFR	360	75.00	0.00	6.500	5/1/2003	4/1/2033	568.87	90,000.00	89,836.82
5246185	74399015	SATTUI	4584 NORTH BARTON AVENUE	FRESNO	CA	93726	OWNER-OCC	SFR	360	90.00	0.00	6.250	5/1/2003	4/1/2033	678.06	109,800.00	109,591.08
5246824	74399452	NEWTON	3045 WESTOVER DRIVE	CONWAY	AR	72032	OWNER-OCC	SFR	360	90.00	0.00	5.750	5/1/2003	4/1/2033	1517.87	260,100.00	259,281.41
5246505	74399700	SINGH	18217 MINDANAO STREET	BLOOMINGTON	CA	92316	OWNER-OCC	SFR	180	80.00	0.00	5.250	6/1/2003	5/1/2018	996.81	124,000.00	123,190.53
5247119	74399916	ROSCOE-GRANT	240 MT MORIAH ROAD	AHOSKIE	NC	27910	OWNER-OCC	MANU/MOBIL	360	70.00	95.00	10.700	5/1/2003	4/1/2033	426.79	45,850.00	45,775.38
5247143	74399940	CARTER	4701 CARVER ROAD	KNOXVILLE	TN	37918	OWNER-OCC	SFR	360	85.00	0.00	10.700	5/1/2003	4/1/2033	418.85	45,050.00	45,015.54
5247556	74400342	RANSOM	3344 LUCOEN ST	DETROIT	MI	48207	NON OWNER	SFR	360	75.00	0.00	5.625	5/1/2003	4/1/2033	189.97	33,000.00	32,929.27
5247653	74400441	ENRIQUEZ	244 W ALCROSS STREET	COVINA	CA	91722	OWNER-OCC	SFR	360	90.00	0.00	6.900	5/1/2003	4/1/2033	1541.13	234,000.00	233,607.62
5247853	74400649	PUCKETT	1529 S LAKE STEVENS ROAD	EVERETT	WA	98205	OWNER-OCC	SFR	360	90.00	0.00	6.500	5/1/2003	4/1/2033	938.63	148,500.00	148,045.08
5248836	74401621	MILLICAN	RR 4 BOX 112AAA	COLCORD	OK	74338	OWNER-OCC	SFR	360	75.39	0.00	8.100	6/1/2003	5/1/2033	397.05	53,600.00	53,564.75
5249370	74402132	HAWKINS	37655 VERNA AVENUE	DARROW	LA	70725	OWNER-OCC	MANU/MOBIL	360	61.64	0.00	11.840	7/1/2003	6/1/2033	438.54	43,150.00	43,150.00
5249388	74402140	CARILLO	4901 03 05 59TH PLACE	MAYWOOD	CA	90270	OWNER-OCC	2-4 UNITS	180	74.93	0.00	7.250	5/1/2003	4/1/2018	2496.68	273,500.00	271,806.34
5249560	74402322	CORREA	25 SOUTH MONTGOMERY STREET	WALDEN	NY	12586	OWNER-OCC	SFR	360	85.00	99.61	7.400	6/1/2003	5/1/2033	1530.16	221,000.00	221,000.00
5249594	74402355	VARGAS JR	1467 HAZELTINE STREET	ONTARIO	CA	91761	OWNER-OCC	SFR	180	67.11	0.00	5.750	5/1/2003	4/1/2018	1270.53	153,000.00	151,927.29
5249602	74402363	MARTINEZ	505 WEST SPRUCE STREET	ONTARIO	CA	91762	OWNER-OCC	SFR	360	59.92	0.00	5.400	6/1/2003	5/1/2033	797.38	142,000.00	141,841.62
5249610	74402371	VALPARAISO	2433 PASEO CIRCULO	TUSTIN	CA	92780	NON OWNER	CONDO	180	64.97	0.00	5.500	7/1/2003	6/1/2018	1560.63	191,000.00	191,000.00
5249776	74402546	LENKER	1370 PRINCETON ROAD	MUSKEGON	MI	49441	OWNER-OCC	SFR	360	95.00	0.00	9.700	6/1/2003	5/1/2033	690.81	80,750.00	80,673.53
5249784	74402553	SAVIANO	7679 NW 31ST STREET	MARGATE	FL	33063	NON OWNER	SFR	360	80.00	0.00	6.500	5/1/2003	4/1/2033	1049.24	166,000.00	165,699.04
5249818	74402587	TRIBIA	413 W CHIPETA AVENUE	GRAND JUNCTION	CO	81505	NON OWNER	SFR	360	77.14	0.00	6.500	5/1/2003	4/1/2033	511.98	81,000.00	80,302.39
5249941	74402710	DIMOPOULOS	43302 CALLE NACIDO	TEMECULA	CA	92592	OWNER-OCC	PUD	360	85.00	0.00	6.300	5/1/2003	4/1/2033	1738.72	280,500.00	279,971.43
5249963	74402751	STUCEMIRE	108 [illegible] AVENUE	ARCHER	FL	32618	OWNER-OCC	SFR	360	78.82	0.00	7.850	7/1/2003	6/1/2033	347.21	48,000.00	47,916.79
5250121	74402900	COMBS	482 GALENA STREET	AURORA	CO	80010	OWNER-OCC	SFR	360	80.00	0.00	8.350	7/1/2003	6/1/2033	1213.3	160,000.00	160,000.00
5250154	74402934	TREVILLION	155 LONGVIEW ROAD	FAYETTEVILLE	GA	30214	NON OWNER	SFR	360	75.92	90.81	6.500	5/1/2003	4/1/2033	587.83	93,000.00	92,831.38
5250170	74402959	FETTY	570 ODESSA	BUCHANAN LAKE VILLAG	TX	75672	OWNER-OCC	MANU/MOBIL	360	85.00	0.00	10.450	6/1/2003	5/1/2033	565.28	62,050.00	62,025.07
5250204	74402983	TREVILLION	2152 BROWNS MILL ROAD	ATLANTA	GA	30315	NON OWNER	SFR	360	79.20	0.00	6.500	5/1/2003	4/1/2033	625.75	99,000.00	98,820.52
5250238	74403015	ULETT	7227 N RIDGE	CHICAGO	IL	60645	OWNER-OCC	CONDO	360	89.44	0.00	6.400	5/1/2003	4/1/2033	794.4	127,000.00	126,765.24
5250279	74403058	TREVILLION	5879 ROCK ROAD	COLLEGE PARK	GA	30349	NON OWNER	SFR	360	79.88	0.00	6.500	5/1/2003	4/1/2033	605.84	95,850.00	95,678.23
5250337	74403114	TREVILLION	5270 FOREST DOWNS LANE	COLLEGE PARK	GA	30349	NON OWNER	SFR	360	79.95	0.00	6.500	5/1/2003	4/1/2033	644.4	101,950.00	101,765.18
5250345	74403122	JOHNSON	721 S PINE ST	SAN ANTONIO	TX	78203	OWNER-OCC	SFR	360	64.76	0.00	12.075	6/1/2003	5/1/2033	351.7	34,000.00	33,990.43
5250378	74403155	KENNEBECK	1414 CHANNEL BEACH AVE	MCHENRY	IL	60050	OWNER-OCC	SFR	360	74.68	0.00	6.375	5/1/2003	4/1/2033	736.17	118,000.00	117,780.83
5250758	74403536	ALVAREZ	RT 5 BOX 58 F4	SAN JUAN	TX	78589	OWNER-OCC	SFR	360	71.11	0.00	12.500	7/1/2003	6/1/2033	478.14	44,800.00	44,800.00
5250863	74403643	KEARL	10728 N SPYGLASS	CEDAR HILLS	UT	84062	OWNER-OCC	SFR	360	84.97	0.00	6.500	5/1/2003	4/1/2033	1804.58	285,500.00	284,982.40
5251046	74403825	RIVERA ORTIZ	11750 SW 18 STREET UNIT 525-1	MIAMI	FL	33175	OWNER-OCC	CONDO	360	80.00	99.99	8.250	7/1/2003	6/1/2033	571.1	76,018.00	76,018.00
5251103	74403882	ANDERSEN	1394 E LOS ALTOS AVENUE	FRESNO	CA	93710	NON OWNER	SFR	360	80.00	0.00	6.500	5/1/2003	4/1/2033	960.75	152,000.00	151,724.42
5251129	74403908	LIND	3751 HIGHWAY 140	MARIPOSA	CA	95338	OWNER-OCC	SFR	360	70.00	0.00	10.400	6/1/2003	5/1/2033	1708.4	188,300.00	188,146.40
5251137	74403916	VITRANO	1469 DE ROSE WAY #107	SAN JOSE	CA	95126	OWNER-OCC	CONDO	360	90.00	0.00	6.000	5/1/2003	4/1/2033	1753.63	292,500.00	291,915.52

LOAN NUMBER	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5231923	103,872.87	ARM	4.250	11.750	5.750	1.000	1.000	4/1/2005	PURCHASE	5.750	Stated	AA	749	130,000.00	130,000	1	3/27/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5232160	66,114.76	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.375	Stated	AA	641	78,000.00	0	1	3/24/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5232178	224,811.89	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.900	Full	A	651	250,000.00	0	1	5/20/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5232541	61,521.97	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.300	Stated	A	643	86,000.00	77,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5232560	69,506.78	ARM	6.750	17.650	11.650	1.000	1.000	5/1/2005	REFI-NO CASHOUT	11.650	Stated	D	585	107,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5232715	65,416.76	ARM	5.950	15.350	9.350	1.000	1.000	6/1/2005	REFI-NO CASHOUT	9.350	Full	B	525	90,500.00	0	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5232808	146,888.81	ARM	6.250	16.750	10.750	1.000	1.000	5/1/2005	REFI-CASH OUT	10.750	Stated	B-	472	245,000.00	0	1	4/25/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5232589	97,707.19	ARM	4.250	13.600	7.600	1.000	1.000	5/1/2005	REFI-NO CASHOUT	7.600	Full	AA	670	103,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5232827	291,081.00	ARM	4.250	11.750	5.750	1.000	1.000	4/1/2005	PURCHASE	5.750	Stated	AA	800	370,000.00	365,000	1	3/20/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5232913	164,208.92	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.625	Stated	AA	781	235,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5233531	115,850.15	ARM	5.750	14.700	8.700	1.000	1.000	5/1/2005	REFI-CASH OUT	8.700	Stated	A-	491	220,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5234034	170,253.87	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	5.375	Full	AA	753	340,000.00	0	1	5/1/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5234513	227,614.20	ARM	6.250	16.400	10.400	1.000	1.000	5/1/2005	REFI-NO CASHOUT	10.400	Full	B-	547	268,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5234612	203,738.36	ARM	5.750	16.200	10.200	3.000	1.000	4/1/2008	REFI-NO CASHOUT	10.200	Limited	A-	474	240,000.00	0	1	3/25/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5234363	235,605.78	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Stated	AA	654	315,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5234585	118,785.30	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	663	159,000.00	0	1	3/26/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5234692	261,955.65	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Stated	A	682	328,000.00	328,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5235130	188,509.05	ARM	4.750	12.750	6.750	1.000	1.000	4/1/2005	REFI-CASH OUT	6.750	Stated	AA	640	210,000.00	0	1	3/17/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5235197	274,888.58	ARM	6.250	16.410	10.410	1.000	1.000	6/1/2005	REFI-CASH OUT	10.410	Stated	B-	571	405,000.00	0	1	5/10/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5235205	142,778.84	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.675	Full	A+	619	190,000.00	0	1	3/18/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5235577	264,748.55	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA	659	373,000.00	0	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5235678	99,786.87	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.750	Full	A	609	125,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5235924	239,564.88	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Full	AA	653	300,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5236021	41,964.60	ARM	5.560	16.300	10.300	1.000	1.000	5/1/2005	REFI-CASH OUT	10.300	Full	B	0	60,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5236104	127,818.20	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.700	Stated	A	652	160,000.00	0	1	5/2/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5236385	83,876.17	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005	REFI-CASH OUT	7.550	Stated	A	654	105,000.00	0	1	4/26/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5236625	131,533.07	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.125	Full	A+	682	154,000.00	0	1	3/20/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5236690	67,578.84	ARM	6.250	16.750	10.750	1.000	1.000	5/1/2005	PURCHASE	10.750	Full	B-	508	108,500.00	95,018	1	4/21/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5236716	85,746.67	ARM	5.990	14.550	8.550	1.000	1.000	5/1/2005	REFI-CASH OUT	8.550	Full	B	568	101,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5236823	51,977.48	ARM	6.250	16.100	10.100	1.000	1.000	6/1/2005	REFI-NO CASHOUT	10.100	Full	B-	498	105,000.00	0	1	5/10/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5236955	112,250.43	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.550	Stated	AA	665	125,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5237045	125,650.14	ARM	5.750	14.600	8.600	1.000	1.000	5/1/2005	REFI-CASH OUT	8.600	Full	A-	517	148,000.00	0	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5237607	223,665.79	ARM	4.990	13.550	6.550	3.000	1.000	4/1/2005	PURCHASE	6.550	Full	A	605	254,000.00	249,950	1	4/3/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5237615	139,917.68	ARM	6.750	17.900	11.900	1.000	1.000	5/1/2005	REFI-CASH OUT	11.900	Full	B-	474	175,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5237623	97,265.84	ARM	4.990	13.150	7.150	1.000	1.000	4/1/2005	REFI-CASH OUT	7.150	Stated	A	686	130,000.00	0	1	4/10/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5238209	123,740.94	ARM	4.990	13.850	7.850	1.000	1.000	4/1/2005	PURCHASE	7.850	Full	A	605	191,000.00	155,000	1	4/9/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5238787	107,073.09	ARM	4.250	11.375	5.375	1.000	1.000	5/1/2005	REFI-NO CASHOUT	5.375	Stated	AA	646	137,000.00	0	1	4/26/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5238560	292,289.19	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Stated	A	703	366,000.00	366,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5239033	115,718.68	ARM	4.990	13.100	7.100	1.000	1.000	4/1/2005	PURCHASE	7.100	Stated	A	743	145,000.00	145,000	1	4/2/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5239068	153,720.33	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.700	Stated	AA	671	162,000.00	162,000	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5239060	109,959.03	ARM	6.750	16.800	10.800	1.000	1.000	6/1/2005	REFI-CASH OUT	10.800	Full	C	533	160,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5239323	157,468.51	ARM	5.990	16.250	10.250	1.000	1.000	5/1/2005	REFI-CASH OUT	10.250	Limited	B	483	197,000.00	0	1	4/2/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5239349	115,816.65	ARM	4.990	13.200	7.200	1.000	1.000	5/1/2005	REFI-CASH OUT	7.200	Full	A-	581	145,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5239409	67,123.18	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.800	Stated	A	644	86,000.00	84,000	1	5/2/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5239454	73,045.83	ARM	6.250	16.850	10.850	1.000	1.000	5/1/2005	REFI-CASH OUT	10.850	Full	B-	536	86,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5239470	91,742.46	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.375	Full	AA	640	115,000.00	0	1	3/26/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5239643	32,991.55	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	12.500	Stated	B	527	44,000.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5239975	97,237.60	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.950	Full	A-	544	114,500.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5240288	95,204.12	ARM	5.950	15.600	9.600	1.000	1.000	6/1/2005	PURCHASE	9.600	Full	B	547	123,000.00	123,000	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5240312	101,397.99	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.800	Full	A	656	240,000.00	0	1	4/30/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5240452	128,704.67	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	10.850	Full	B	537	161,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5240528	163,399.39	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	687	205,000.00	0	1	3/27/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5240619	124,917.83	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.000	Full	A-	530	250,000.00	0	1	5/28/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5240783	218,000.64	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.400	Stated	AA	620	250,000.00	0	1	3/18/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5241120	41,905.37	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.000	Stated	AA	736	56,000.00	0	1	6/3/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5241187	37,533.25	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.650	Full	A	605	47,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5241203	47,960.65	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.000	Stated	AA	736	64,000.00	0	1	6/3/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5241211	71,974.60	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	11.050	Full	A-	584	129,000.00	0	1	5/21/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5241252	99,896.50	ARM	5.990	15.100	9.100	1.000	1.000	6/1/2005	REFI-CASH OUT	9.100	Stated	B	526	190,000.00	0	1	5/16/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5241393	155,779.07	ARM	5.990	13.750	7.750	1.000	1.000	5/1/2005	REFI-CASH OUT	7.750	Full	B	515	200,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5241401	133,907.07	ARM	5.990	17.150	11.150	1.000	1.000	5/1/2005	PURCHASE	11.150	Full	B	509	167,500.00	167,500	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5241427	177,514.83	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	641	255,000.00	0	1	3/28/2003	357	12/1/2003	Group I	6 MO LIBOR	6	N
5241518	155,714.18	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	667	225,000.00	0	1	4/4/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5241688	203,832.45	ARM	4.990	12.990	6.990	1.000	1.000	6/1/2005	PURCHASE	6.990	Stated	A	736	260,000.00	255,000	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5241690	116,755.09	ARM	4.250	11.750	5.750	1.000	1.000	5/1/2005	REFI-CASH OUT	5.750	Stated	AA	660	156,000.00	0	1	4/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5242151	180,307.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Full	AA	700	226,000.00	0	1	3/24/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5242177	70,959.57	ARM	5.750	14.800	8.800	1.000	1.000	6/1/2005	PURCHASE	8.800	Full	A-	573	85,000.00	79,133	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5242243	84,969.69	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	11.000	Full	B	551	102,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5242250	244,635.20	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.500	Stated	A	614	350,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5242383	135,778.57	ARM	4.990	13.050	7.050	1.000	1.000	5/1/2005	PURCHASE	7.050	Full	A	644	170,000.00	170,000	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5242516	268,699.33	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.500	Full	AA	758	299,000.00	299,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5242658	251,832.62	ARM	4.990	14.050	8.050	1.000	1.000	6/1/2005	REFI-CASH OUT	8.050	Full	A-	509	280,000.00	0	1	6/4/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5242714	134,631.86	ARM	4.250	12.500	6.500	1.000	1.000	4/1/2005	REFI-CASH OUT	6.500	Stated	AA	650	150,000.00	0	1	4/8/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5242771	102,335.02	ARM	6.750	15.950	9.950	1.000	1.000	6/1/2005	REFI-CASH OUT	9.950	Full	B-	598	120,448.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5243078	47,169.01	ARM	5.750	17.400	11.400	1.000	1.000	5/1/2005	REFI-CASH OUT	11.400	Full	A-	510	60,000.00	0	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5243217	34,262.13	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.000	Stated	AA	676	46,000.00	0	1	4/3/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5243282	270,690.76	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.300	Full	AA	637	301,000.00	0	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5243704	135,281.53	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.100	Stated	A	682	210,000.00	0	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5244124	294,709.82	ARM	4.990	12.950	6.950	1.000	1.000	5/1/2005	PURCHASE	6.950	Stated	A	677	369,000.00	369,000	1	4/26/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5244132	72,807.66	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.300	Full	A	684	81,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5244157	67,968.94	ARM	6.250	15.850	9.850	1.000	1.000	6/1/2005	REFI-CASH OUT	9.850	Full	B-	508	85,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5244298	103,884.77	ARM	5.750	14.950	8.950	1.000	1.000	5/1/2005	REFI-CASH OUT	8.950	Stated	A-	540	130,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5244793	152,664.32	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.950	Stated	AA	679	173,000.00	162,000	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5244918	123,780.58	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.625	Stated	AA	650	155,000.00	0	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5244959	238,107.08	ARM	4.990	12.990	6.990	1.000	1.000	5/1/2005	REFI-CASH OUT	6.990	Full	A	622	265,000.00	0	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5245113	199,828.03	ARM	6.250	16.100	10.100	1.000	1.000	5/1/2005	REFI-CASH OUT	10.100	Full	B-	497	315,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5245251	107,910.96	ARM	6.750	16.350	10.350	1.000	1.000	5/1/2005	REFI-CASH OUT	10.350	Full	C	549	135,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5245493	122,123.01	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.450	Stated	A	609	158,000.00	153,000	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5245675	109,814.63	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.875	Stated	AA	654	137,500.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5245964	110,124.00	ARM	4.250	11.625	5.625	1.000	1.000	4/1/2005	PURCHASE	5.625	Stated	AA	675	152,000.00	138,100	1	3/25/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5245972	314,081.22	ARM	4.250	12.150	6.150	1.000	1.000	4/1/2005	PURCHASE	6.150	Stated	AA	676	355,000.00	350,000	1	3/27/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5246038	89,754.57	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	691	122,000.00	0	1	4/2/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5246046	89,754.57	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	691	120,000.00	0	1	4/2/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5246185	109,485.81	ARM	4.250	12.250	6.250	1.000	1.000	4/1/2005	REFI-CASH OUT	6.250	Stated	AA	639	122,000.00	0	1	4/2/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5246824	259,281.41	ARM	4.990	11.750	5.750	1.000	1.000	4/1/2005	PURCHASE	5.750	Stated	AA	648	318,000.00	289,000	1	3/20/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5246505	122,732.68	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.250	Stated	AA	757	155,000.00	0	1	5/1/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5247119	45,725.38	ARM	5.990	16.700	10.700	1.000	1.000	4/1/2005	PURCHASE	10.700	Stated	B	539	72,000.00	65,500	1	3/25/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5247143	44,998.08	ARM	5.750	16.700	10.700	1.000	1.000	4/1/2005	REFI-CASH OUT	10.700	Full	B	498	53,000.00	0	1	3/20/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5247556	32,893.68	ARM	4.250	11.625	5.625	1.000	1.000	4/1/2005	REFI-CASH OUT	5.625	Stated	AA	652	44,000.00	0	1	3/25/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5247653	233,409.73	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.900	Full	A	677	260,000.00	0	1	3/27/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5247853	148,045.08	ARM	4.250	12.500	6.500	1.000	1.000	4/1/2005	REFI-CASH OUT	6.500	Stated	AA	643	165,000.00	0	1	3/31/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5248836	53,529.28	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.100	Full	A	634	71,100.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5249370	43,137.21	ARM	6.750	17.840	11.840	1.000	1.000	6/1/2005	REFI-NO CASHOUT	11.840	Full	D	513	70,000.00	0	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5249388	270,951.62	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.250	Stated	A	627	365,000.00	0	1	4/3/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5249560	220,664.31	ARM	4.990	13.400	7.400	1.000	1.000	5/1/2005	PURCHASE	7.400	Full	A	614	260,000.00	260,000	1	4/24/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5249594	151,379.72	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.750	Full	AA	627	228,000.00	0	1	3/31/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5249602	141,682.53	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	5.400	Full	A+	628	237,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5249610	190,314.79	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.500	Stated	AA	674	294,000.00	0	1	5/14/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5249776	80,673.53	ARM	5.990	15.700	9.700	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.700	Full	B	504	85,000.00	0	1	4/21/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5249784	165,547.34	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.500	Stated	AA	681	220,000.00	207,500	1	3/26/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5249818	80,455.17	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Stated	AA	691	105,000.00	0	1	4/1/2003	357	9/1/2003	Group I	6 MO LIBOR	6	N
5249941	279,705.06	ARM	5.990	12.300	6.300	1.000	1.000	4/1/2005	PURCHASE	6.300	Full	B	583	330,000.00	330,000	1	4/7/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5249963	47,916.79	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.850	Full	A	747	60,600.00	0	1	5/10/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5250121	159,900.03	ARM	4.990	14.350	8.350	1.000	1.000	6/1/2005	PURCHASE	8.350	Stated	A	601	290,000.00	200,000	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5250154	92,746.39	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.500	Stated	AA	681	122,500.00	122,500	1	3/24/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5250170	61,999.92	ARM	6.250	16.450	10.450	1.000	1.000	5/1/2005	REFI-NO CASHOUT	10.450	Full	B-	614	73,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5250204	98,730.05	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	681	125,000.00	0	1	3/24/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5250238	126,648.92	ARM	4.990	12.400	6.400	1.000	1.000	4/1/2005	REFI-NO CASHOUT	6.400	Full	A	650	142,000.00	0	1	3/21/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5250279	95,588.64	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	681	120,000.00	0	1	3/24/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5250337	101,671.99	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	681	127,500.00	0	1	3/24/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5250345	33,980.76	ARM	6.750	18.075	12.075	1.000	1.000	5/1/2005	REFI-CASH OUT	12.075	Stated	C	525	52,500.00	0	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5250378	117,670.37	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.375	Stated	AA	674	158,000.00	0	1	3/20/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5250758	44,788.53	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	12.500	Full	B-	563	63,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5250863	284,721.49	ARM	4.990	12.500	6.500	1.000	1.000	4/1/2005	REFI-CASH OUT	6.500	Stated	A	651	336,000.00	0	1	4/4/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5251046	75,969.52	ARM	4.990	14.250	8.250	1.000	1.000	6/1/2005	PURCHASE	8.250	Stated	A	644	99,000.00	95,023	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5251103	151,585.51	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	708	190,000.00	0	1	3/28/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5251129	188,146.40	ARM	6.750	16.400	10.400	1.000	1.000	5/1/2005	PURCHASE	10.400	Limited	C	591	270,000.00	269,000	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5251137	291,621.41	ARM	4.250	12.000	6.000	1.000	1.000	4/1/2005	REFI-NO CASHOUT	6.000	Full	AA	704	325,000.00	0	1	4/8/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N

Prepared by: [illegible]
Sr. Sec Ops Analyst
LBMC Capital Markets

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.384 WA Rate | 16,145 Loan Count
352.93 WA Rterm | $1,351,132,618.12 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE
5251145	74403924	BRADSHAW	2317 QUAIL RUN CIRCLE	MODESTO	CA	95355	OWNER-OCC	SFR	360	80.00	100.00	5.250	5/1/2003
5251327	74404104	MURRAY	4724 RACETRACK CIRCLE	ROCKLIN	CA	95677	OWNER-OCC	SFR	360	90.00	0.00	10.990	6/1/2003
5251428	74404203	LEON-QUERRERO	730 LA CANTADA DRIVE	VALLEJO	CA	94591	NON OWNER	SFR	360	75.00	0.00	5.625	5/1/2003
5251558	74404338	WOLVERTON	100 POW WOW RD	ARLEE	MT	59821	OWNER-OCC	2-4 UNITS	360	79.84	0.00	6.625	5/1/2003
5251871	74404658	VAUGHAN	1335 LUTHERAN CHURCH ROAD	COPPERAS COVE	TX	76522	OWNER-OCC	MANUF/MOBIL	360	85.00	94.83	9.450	6/1/2003
5251921	74404706	CHOW	11203 LA SALLE AVENUE	LOS ANGELES	CA	90047	OWNER-OCC	SFR	360	90.00	0.00	9.350	6/1/2003
5252051	74404831	PHILLIPS	1436 SE 5TH PLACE	DEERFIELD	FL	33441	NON OWNER	SFR	360	66.79	0.00	6.500	5/1/2003
5252184	74404903	MCCARVER	1750 TECUMSEH STREET	TOLEDO	OH	43607	NON OWNER	SFR	360	80.00	0.00	5.825	6/1/2003
5252457	74405234	HICKMAN	101 CHESTERFIELD DRIVE	NEW CASTLE	DE	19720	OWNER-OCC	SFR	360	90.00	0.00	6.900	6/1/2003
5252770	74405556	JOHNSON	431 VAN BUREN ST #D-4	FORT MYERS	FL	33916	OWNER-OCC	CONDO	360	80.00	0.00	9.250	7/1/2003
5252861	74405648	NEWMAN	2063 CERRO GORDO STREET	LOS ANGELES	CA	90039	OWNER-OCC	SFR	360	75.95	0.00	6.550	6/1/2003
5252945	74405721	SIDDLOW	6780 SANTA ROSA ROAD	CAMARILLO	CA	93012	OWNER-OCC	SFR	360	21.54	0.00	6.500	6/1/2003
5253315	74406091	BUCIO	16041 JEFFERY DRIVE	DELHI	CA	95315	OWNER-OCC	SFR	360	74.11	0.00	5.875	5/1/2003
5253349	74406125	CAMACHO	14461 OAK CANYON DRIVE	HACIENDA HEIGHTS	CA	91745	OWNER-OCC	SFR	360	80.00	0.00	5.450	5/1/2003
5253358	74406133	MONDRAGON	3754 DELGANY STREET	DENVER	CO	80216	OWNER-OCC	SFR	360	70.00	0.00	7.600	6/1/2003
5253414	74406190	BREWER	203 DEBORAH AVENUE	LEESBURG	FL	34748	OWNER-OCC	SFR	360	80.00	100.00	8.550	5/1/2003
5253638	74406414	DIAZ	30401 CUPENO LANE	TEMECULA	CA	92592	OWNER-OCC	PUD	360	80.00	100.00	6.600	6/1/2003
5253794	74406570	TAYLOR	10801 FOX GLEN DRIVE	BOCA RATON	FL	33428	OWNER-OCC	PUD	360	80.00	0.00	8.990	6/1/2003
5254008	74406802	KUHLWEIN	11845 BULEN PIERCE ROAD	LOCKBOURNE	OH	43137	OWNER-OCC	SFR	360	90.00	0.00	9.250	6/1/2003
5254081	74406883	JONES	4646 MARTIN LUTHER KING BLVD	DENVER	CO	80205	OWNER-OCC	SFR	360	80.00	0.00	8.150	5/1/2003
5254398	74407180	FABER	1123 TERRANOVA LANE	HOUSTON	TX	77060	OWNER-OCC	SFR	360	85.00	0.00	11.450	6/1/2003
5254487	74407280	[illegible]QUEZ	2743 GONZAGA STREET	EAST PALO ALTO	CA	94303	OWNER-OCC	SFR	360	80.00	95.00	7.550	6/1/2003
5254511	74407313	HARRIMAN	1426 10TH STREET	OAKLAND	CA	94606	NON OWNER	2-4 UNITS	360	70.00	0.00	6.600	6/1/2003
5254578	74407370	FERNANDEZ	419 SEAGULL COURT	HERCULES	CA	94547	OWNER-OCC	CONDO	360	85.00	0.00	5.900	6/1/2003
5254610	74407412	JACKOWSKI	8007 ROTHINGTON ROAD	DALLAS	TX	75227	NON OWNER	2-4 UNITS	360	80.00	0.00	7.000	7/1/2003
5254750	74407532	BERHEL JR	211 PRINCETON AVE	VALLEJO	CA	94589	OWNER-OCC	SFR	360	57.09	0.00	5.950	6/1/2003
5255013	74407818	LOWE	2311 TREMONT AVENUE	EL PASO	TX	79903	OWNER-OCC	SFR	360	80.00	100.00	7.100	5/1/2003
5255120	74407925	BAZER	2111 GARFIELD STREET	EUGENE	OR	97405	NON OWNER	SFR	360	71.47	0.00	6.500	5/1/2003
5255260	74453479	MURILLO	6536 GOLF VIEW DRIVE	SACRAMENTO	CA	95822	OWNER-OCC	PUD	180	78.57	0.00	5.500	6/1/2003
5255278	74408063	BLANKENSHIP	12471 NORTHWOODS BLVD 2	TRUCKEE	CA	96161	OWNER-OCC	PUD	360	80.00	100.00	5.250	6/1/2003
5255310	74408105	BEGAYE	26 CR 6899	WATERFLOW	NM	87421	OWNER-OCC	MANUF/MOBIL	360	76.30	0.00	10.700	6/1/2003
5255338	74408121	SOLIMAN	1457 N CAMINO ALTO #211	VALLEJO	CA	94590	OWNER-OCC	CONDO	360	80.00	0.00	7.750	6/1/2003
5255385	74408170	MCCARVER	3274 GLENWOOD AVE	TOLEDO	OH	43610	NON OWNER	SFR	360	69.09	0.00	5.625	6/1/2003
5255518	74408303	MERCADO	1941 WEBSTER STREET	SANGER	CA	93657	OWNER-OCC	SFR	360	95.00	0.00	7.450	6/1/2003
5255575	74408360	SAHIN	7523 FARMINGTON	KALAMAZOO	MI	49009	OWNER-OCC	SFR	360	53.82	0.00	11.400	7/1/2003
5255625	74408410	BOYD JR	2815 E PINE ST	SEATTLE	WA	98122	NON OWNER	SFR	360	80.00	0.00	7.400	6/1/2003
5255633	74408428	BOYD JR	2726 31ST AVE S	SEATTLE	WA	98144	NON OWNER	SFR	360	80.00	0.00	7.400	5/1/2003
5255963	74408741	BELCHER-YELDER	20426 CONCORD	DETROIT	MI	48234	NON OWNER	SFR	360	71.56	0.00	10.150	7/1/2003
5256284	74409079	MCG[illegible]	4337 OLIVE STREET	INDIANAPOLIS	IN	46203	NON OWNER	SFR	360	75.00	0.00	6.500	5/1/2003
5256292	74409087	JOHNSTONE	3874 LADOGA AVENUE	LONG BEACH	CA	90808	OWNER-OCC	SFR	360	74.09	0.00	7.550	6/1/2003
5256334	74409129	FRIDDLE	3839 4TH STREET NORTH	MINNEAPOLIS	MN	55412	NON OWNER	SFR	360	80.00	0.00	6.500	6/1/2003
5256839	74409624	SILVA	190 COUNTY ST	SEEKONK	MA	2771	NON OWNER	2-4 UNITS	360	70.00	0.00	7.625	6/1/2003
5256938	74409723	STEVENS	2871 STEPHEN DRIVE	RICHMOND	CA	94803	OWNER-OCC	SFR	360	60.56	0.00	5.625	6/1/2003
5257043	74409830	CRUZ	150 E 44 STREET	HIALEAH	FL	33013	OWNER-OCC	SFR	360	80.00	0.00	9.450	7/1/2003
5257084	74409871	BYROM	1837 SPRINGFIELD STREET	BIRMINGHAM	AL	35217	OWNER-OCC	SFR	240	92.00	0.00	7.400	6/1/2003
5257142	74409939	LERMA	2906 W BIRCH STREET	RIALTO	CA	92376	NON OWNER	SFR	360	90.00	0.00	7.100	6/1/2003
5257233	74410076	MITCHELL	2416 BANCROFT STREET	OMAHA	NE	68105	OWNER-OCC	SFR	360	93.57	0.00	7.700	5/1/2003
5257399	74410184	BAXTER	774 WEST 13TH STREET	SAN BERNARDINO	CA	92405	OWNER-OCC	SFR	360	58.82	0.00	7.760	7/1/2003
5257555	74410341	SATHRE	728 NW 113TH AVE	COON RAPIDS	MN	55448	OWNER-OCC	SFR	360	65.00	0.00	11.750	6/1/2003
5257704	74410490	YOUNG	212 S HARVARD AVENUE	TULSA	OK	74112	OWNER-OCC	SFR	360	65.00	0.00	11.500	7/1/2003
5257712	74410507	MENDOZA	572 RIDDLE ROAD	CEDAR CREEK	TX	78612	OWNER-OCC	SFR	360	80.00	0.00	9.650	6/1/2003
5257761	74410556	FITZGERALD	6035 SQUIRESVILLE RD	OWENTON	KY	40359	OWNER-OCC	MANUF/MOBIL	360	39.74	0.00	10.600	6/1/2003
5257993	74410770	LONERGAN II	16221 EAST BENBOW STREET	COVINA	CA	91722	OWNER-OCC	SFR	360	80.00	0.00	6.300	6/1/2003
5258058	74410836	REYES	7748 ELM STREET	SAN BERNARDINO	CA	92410	OWNER-OCC	2-4 UNITS	360	80.00	100.00	6.800	6/1/2003
5258140	74410922	WILSON	152 PHILLIPS 331	WEST HELENA	AR	72390	OWNER-OCC	MANUF/MOBIL	360	80.00	100.00	8.950	6/1/2003
5258470	74411273	HEWITT	100 WIGWAM LANE	NEW HYDE PARK	NY	11040	OWNER-OCC	SFR	360	75.00	0.00	10.950	6/1/2003
5258520	74411323	FUTRELL	1634 E 86TH ST	CHICAGO	IL	60617	OWNER-OCC	SFR	360	65.00	0.00	10.600	6/1/2003
5258702	74411505	RIOS	4902 HARMON ST	HOUSTON	TX	77093	OWNER-OCC	SFR	360	80.00	0.00	10.000	6/1/2003
5258801	74411604	MCCRARY	3003 4TH AVENUE	COLUMBUS	GA	31904	NON OWNER	SFR	360	74.87	0.00	6.500	5/1/2003
5258868	74411661	RODRIGUEZ	13074 PINNEY ST	LOS ANGELES	CA	91331	OWNER-OCC	SFR	360	80.00	95.00	6.850	6/1/2003
5258991	74411788	IBARROLA	4576 SUNNYSIDE DRIVE	RIVERSIDE	CA	92506	OWNER-OCC	SFR	360	80.00	0.00	6.500	5/1/2003
5259007	74411794	PEREZ	6317 HEREFORD DRIVE	LOS ANGELES	CA	90022	OWNER-OCC	SFR	360	90.00	0.00	6.900	6/1/2003
5259064	74411851	PAK	16503 ORCHARD FLAT LANE	CERRITOS	CA	90703	OWNER-OCC	PUD	360	63.00	0.00	7.850	6/1/2003
5259221	74412018	GUTIERREZ	1215 MILES STREET	BAKERSFIELD	CA	93305	NON OWNER	2-4 UNITS	180	80.00	0.00	8.000	5/1/2003
5259254	74412081	MILLS	8600 ROMS ROAD UNIT 3007	HOUSTON	TX	77036	OWNER-OCC	CONDO	360	80.00	0.00	9.000	7/1/2003
5259353	74412149	CASARES	104 E HANFORD ARMONA ROAD	HANFORD	CA	93230	OWNER-OCC	SFR	360	80.00	100.00	6.800	6/1/2003
5259445	74412230	HORRIGAN	7335/7341 E 54TH STREET	INDIANAPOLIS	IN	46226	NON OWNER	2-4 UNITS	360	80.00	0.00	6.500	6/1/2003
5259486	74412271	MANCIO	2200 NW 78 AVENUE 201	PEMBROKE PINES	FL	33024	OWNER-OCC	CONDO	360	90.00	0.00	9.360	6/1/2003
5259494	74412289	JOHNSON	970 C MANOR COURT	WOODLAND PARK	CO	80863	NON OWNER	SFR	360	72.58	0.00	6.500	5/1/2003
5259577	74412362	HORRIGAN	7325/7331 E 54TH STREET	INDIANAPOLIS	IN	46226	NON OWNER	2-4 UNITS	360	80.00	0.00	6.500	6/1/2003
5259650	74412446	WYAME	1804 ZERMATT DRIVE	PINE MOUNTAIN CLUB	CA	93222	OWNER-OCC	PUD	360	66.67	0.00	6.350	6/1/2003
5259767	74412552	HORRIGAN	7365/7369 WESTCHESTER DRIVE	INDIANAPOLIS	IN	46226	NON OWNER	2-4 UNITS	360	80.00	0.00	6.500	6/1/2003
5259775	74412560	STENHOUSE	3229 PEGASUS WAY	SACRAMENTO	CA	95827	OWNER-OCC	SFR	360	56.10	0.00	6.125	6/1/2003
5259817	74412602	JUNG	10600 DEBRA AVENUE	GRANADA HILLS	CA	91344	OWNER-OCC	SFR	360	80.00	0.00	7.100	6/1/2003
5259909	74412768	HORRIGAN	5350/5356 N KERCHEVAL DRIVE	INDIANAPOLIS	IN	46226	NON OWNER	2-4 UNITS	360	80.00	0.00	6.500	6/1/2003
5260112	74412875	CALES CANTRES	46 HEWES STREET	BRENTWOOD	NY	11717	OWNER-OCC	SFR	360	74.89	0.00	10.000	6/1/2003
5260369	74413121	DOWNS	256 NEWPORT DRIVE	REDDING	CA	96001	OWNER-OCC	SFR	360	65.00	0.00	9.700	6/1/2003
5260393	74413154	PAGE	3316 BERGEMANN ROAD	PUEBLO	CO	81005	OWNER-OCC	MANUF/MOBIL	360	75.00	100.00	10.050	6/1/2003
5260534	74413205	LOPEZ	23 DEFORCE AVENUE	LODI	CA	95240	OWNER-OCC	SFR	360	80.00	100.00	6.990	6/1/2003
5260773	74413535	WILLIAMS	2116 E 30TH STREET	DES MOINES	IA	50317	OWNER-OCC	SFR	360	50.00	0.00	11.300	7/1/2003
5260906	74413667	ALEXANDER	1190 SUNDOWN LANE	SAN JOSE	CA	95127	OWNER-OCC	SFR	360	80.00	100.00	5.850	6/1/2003
5260922	74413683	KELLEY	289 CR 3319	EMORY	TX	75440	OWNER-OCC	MANUF/MOBIL	360	80.00	100.00	10.950	6/1/2003
5260997	74413756	BAILEY	3719 DREYFUS STREET	HOUSTON	TX	77021	OWNER-OCC	SFR	360	44.44	0.00	8.950	6/1/2003
5261011	74413774	HODGE	8362 SPRINGHURST DRIVE	ELK GROVE	CA	95624	OWNER-OCC	SFR	360	43.33	0.00	11.450	6/1/2003
5261316	74414079	TAYLOR	11771 CHERRYLAWN ST	DETROIT	MI	48204	NON OWNER	SFR	360	75.00	0.00	12.500	6/1/2003
5261342	74414103	ANDREWS	2191 STATE HIGHWAY 10	CAROGA	NY	12078	OWNER-OCC	SFR	360	90.00	0.00	9.800	7/1/2003
5261383	74414145	BUNKER	6109 E HERMOSA VISTA DRIVE	MESA	AZ	85215	OWNER-OCC	SFR	360	80.00	0.00	10.200	6/1/2003
5261727	74414483	MONTOYA	111 BEATTIE LANE	REDLANDS	CA	92374	OWNER-OCC	SFR	360	80.00	0.00	6.125	7/1/2003
5261813	74414574	BOSTON	1804 ALTA VISTA AVE	AUSTIN	TX	78704	OWNER-OCC	SFR	360	80.00	0.00	7.850	6/1/2003
5261961	74414658	KAIO	749 OAKHURST DR	PACIFIC	WA	98047	OWNER-OCC	SFR	360	80.00	100.00	6.850	6/1/2003
5262100	74416207	WILLIAMS	1211 BIBB STREET	TUSKEGEE INSTITUTE	AL	36088	OWNER-OCC	SFR	360	85.00	0.00	11.950	5/1/2003
5262159	74416731	GALLEGOS	1002 WOODLAND AVENUE	FORT WORTH	TX	76110	OWNER-OCC	SFR	360	55.84	0.00	11.650	7/1/2003
5262274	74416306	EVANS	809 AMIS ROAD	ROGERS	AR	72756	OWNER-OCC	SFR	360	85.00	0.00	9.450	7/1/2003
5262308	74414971	HARRIS	309 JANICE STREET	JACKSONVILLE	AR	72076	NON OWNER	SFR	360	90.00	0.00	6.500	6/1/2003
5262365	74414628	DUNLAP	210 W COLUMBIA AVENUE	KNOXVILLE	TN	37917	NON OWNER	SFR	360	75.00	0.00	6.500	5/1/2003
5262464	74415084	WILBURN	602 S PARK DRIVE	PETERSBURG	VA	23805	NON OWNER	SFR	360	69.57	0.00	6.500	6/1/2003
5262746	74415365	LEE	3518 S ANNABELLE ST	DETROIT	MI	48217	OWNER-OCC	SFR	360	75.00	0.00	11.450	6/1/2003
5262753	74415373	PINEDA	10322 WHITEGATE AVENUE	SUNLAND	CA	91040	OWNER-OCC	SFR	360	53.31	0.00	8.800	6/1/2003
5262795	74415415	DUPREE	3183 STALLINGS ROAD	MACCLESFIELD	NC	27852	NON OWNER	MANUF/MOBIL	360	63.91	0.00	12.800	7/1/2003
5262845	74415464	BYRD	19377 MURRAY HILL	DETROIT	MI	48235	OWNER-OCC	SFR	360	64.95	0.00	12.100	6/1/2003
5262926	74415530	NEILA	241 WHEELER STREET	AKRON	OH	44304	NON OWNER	SFR	180	75.00	0.00	6.000	5/1/2003
5263009	74415613	MILNOR	4445 CRESCENT PARK DRIVE	MEMPHIS	TN	38141	NON OWNER	SFR	360	80.00	0.00	6.500	5/1/2003
5263017	74415621	MILNOR	4577 FAWN HOLLOW COVE	MEMPHIS	TN	38141	NON OWNER	SFR	360	80.00	0.00	6.500	5/1/2003
5263090	74415704	NEILA	235 WHEELER STREET	AKRON	OH	44304	NON OWNER	2-4 UNITS	180	64.62	0.00	6.000	5/1/2003
5263140	74415753	NEILA	30 E WARNER RD	AKRON	OH	44319	NON OWNER	2-4 UNITS	180	70.00	0.00	6.000	5/1/2003
5263215	74415829	NEILA	8449 PABST AVE	CANAL FULTON	OH	44614	NON OWNER	2-4 UNITS	180	53.85	0.00	6.000	5/1/2003
5263249	74415852	AUBUCHON	1415 [illegible]	UNION	MO	63084	OWNER-OCC	MANUF/MOBIL	360	80.00	0.00	8.000	7/1/2003
5263348	74415951	CAREY	161 CAIN LOOP RD	ELIZABETHTOWN	NC	28337	OWNER-OCC	MANUF/MOBIL	360	85.00	0.00	8.350	7/1/2003
5263447	74416041	SALAS	17042 CANEHILL AVENUE	BELLFLOWER	CA	90706	OWNER-OCC	SFR	360	80.00	95.00	5.000	5/1/2003
5263538	74416132	GOPEZ	702 LYONWOOD AVENUE	DIAMOND BAR	CA	91789	NON OWNER	SFR	360	70.00	0.00	8.900	7/1/2003
5263553	74416157	CANTU	1297 HIGHLAND AVENUE	COLTON	CA	92324	2ND HOME	SFR	360	80.00	0.00	6.700	6/1/2003
5263561	74416165	GOPEZ	414 ABELIAN AVENUE	WEST COVINA	CA	91792	NON OWNER	SFR	360	70.00	0.00	8.900	7/1/2003
5263728	74416454	OLOYEDE	5541 S HOYNE AVE	CHICAGO	IL	60636	NON OWNER	SFR	360	80.00	0.00	5.625	5/1/2003
5263769	74416436	LITTLETON	4337 CATHAY STREET	DENVER	CO	80249	OWNER-OCC	PUD	360	90.00	0.00	8.900	6/1/2003
5263843	74416579	ANDERSON	27381 KILLIAN RD	ROCHERT	MN	56578	NON OWNER	SFR	360	70.00	0.00	9.150	6/1/2003
5263892	74416679	GREENE	7120 GREENHAVEN DR	ST LOUIS	MO	63118	NON OWNER	SFR	360	60.00	0.00	6.750	6/1/2003
5264148	74416878	FLORES	1615 17TH STREET	SAN PABLO	CA	94806	OWNER-OCC	2-4 UNITS	360	80.00	100.00	6.950	6/1/2003
5264781	74417510	SODERBORG	3201 E 3025 SOUTH	SALT LAKE CITY	UT	84124	OWNER-OCC	SFR	360	80.00	100.00	7.100	5/1/2003
5264924	74417643	MOULTON	18873 ALMOND RD	CASTRO VALLEY	CA	94546	OWNER-OCC	SFR	360	57.55	0.00	8.950	6/1/2003
5264932	74417650	VELASCO	5036 TEHACHAPI WAY	ANTIOCH	CA	94531	OWNER-OCC	SFR	360	90.00	0.00	6.150	6/1/2003
5265061	74417783	ESQUIVEZ	1308 EDITH DR	GUSTINE	CA	95322	OWNER-OCC	SFR	360	85.00	0.00	6.400	5/1/2003
5265145	74417866	SORENSEN	45 VALLEY ROAD	CASTROVILLE	CA	95012	2ND HOME	SFR	360	72.31	0.00	5.250	5/1/2003
5265251	74417973	PUSSEL JR	3025 CALIFORNIA AVENUE	BAKERSFIELD	CA	93304	NON OWNER	2-4 UNITS	360	80.00	0.00	7.650	6/1/2003
5265822	74418542	CHARBONNEAU	2800 STEENSEN STREET	LAKE ISABELLA	CA	93240	OWNER-OCC	SFR	360	78.86	0.00	9.750	7/1/2003
5265947	74418626	OSTELLA	3566 SANTOS CIRCLE	CAMERON PARK	CA	95682	OWNER-OCC	SFR	360	80.00	0.00	5.250	5/1/2003
5266118	74418831	BAHI	1301 GARGOTTO CT	MODESTO	CA	95355	OWNER-OCC	SFR	360	80.00	95.00	5.750	5/1/2003
5266242	74418925	MOLINA	2031 WEBB STREET	STOCKTON	CA	95205	OWNER-OCC	SFR	180	65.32	0.00	6.950	6/1/2003
5266325	74419037	HERRERA	2318 GRANCEUR AVE	ALTADENA	CA	91001	OWNER-OCC	SFR	360	80.00	100.00	7.300	5/1/2003

LOAN NUMBER	MATURITY DATE	MONTHLY PNI	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE
5251145	4/1/2033	839.13	151,960.00	151,434.80	151,434.80	ARM	4.900	11.250	5.250	1.000	1.000	4/1/2005	PURCHASE	5.250	Stated
5251327	5/1/2033	1884.11	198,000.00	197,909.24	197,857.83	ARM	5.750	16.990	10.990	1.000	1.000	5/1/2005	REFI-CASH OUT	10.990	Full
5251428	4/1/2033	1100.99	191,250.00	190,840.11	190,633.73	ARM	4.250	11.625	5.625	1.000	1.000	4/1/2005	REFI-CASH OUT	5.625	Stated
5251558	4/1/2033	870.63	136,000.00	135,759.34	135,638.01	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.625	Stated
5251871	5/1/2033	702.8	83,500.00	83,458.51	83,408.88	ARM	5.990	15.450	9.450	1.000	1.000	5/1/2005	PURCHASE	9.450	Full
5251921	5/1/2033	1576.06	189,500.00	189,003.59	188,900.19	ARM	5.750	15.350	9.350	1.000	1.000	5/1/2005	REFI-CASH OUT	9.350	Full
5252051	4/1/2033	900.7	142,500.00	142,241.68	142,111.44	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated
5252184	5/1/2033	218.75	38,000.00	37,953.38	37,918.58	ARM	4.750	11.825	5.825	1.000	1.000	5/1/2005	PURCHASE	5.825	Stated
5252457	5/1/2033	770.57	117,000.00	116,803.80	116,603.80	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.900	Full
5252770	6/1/2033	368.56	44,800.00	44,778.77	44,778.77	ARM	5.750	15.250	9.250	1.000	1.000	6/1/2005	REFI-CASH OUT	9.250	Full
5252861	5/1/2033	1936.08	300,000.00	299,731.47	299,461.37	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.550	Stated
5252945	5/1/2033	884.9	140,000.00	139,873.43	139,746.18	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated
5253315	4/1/2033	832.83	140,800.00	140,492.30	140,347.93	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.875	Full
5253349	4/1/2033	1621.7	287,700.00	285,714.43	285,714.43	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	5.450	Stated
5253358	5/1/2033	786.1	109,730.00	109,173.70	109,048.90	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.600	Stated
5253414	4/1/2033	363.15	46,080.00	46,034.58	46,012.17	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.550	Full
5253638	5/1/2033	1258.89	198,800.00	198,625.51	198,450.08	ARM	4.250	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600	Full
5253794	5/1/2033	1865.06	232,000.00	231,872.92	231,744.97	ARM	5.750	14.990	8.990	1.000	1.000	5/1/2005	PURCHASE	8.990	Stated
5254008	5/1/2033	2443.35	297,000.00	296,846.03	296,690.88	ARM	5.750	15.250	9.250	1.000	1.000	5/1/2005	REFI-CASH OUT	9.250	Full
5254081	4/1/2033	1428.96	192,000.00	191,749.23	191,622.57	ARM	5.990	14.150	8.150	1.000	1.000	4/1/2005	REFI-CASH OUT	8.150	Full
5254398	5/1/2033	1354.19	137,275.00	137,230.64	137,185.88	ARM	8.250	17.450	11.450	1.000	1.000	5/1/2005	REFI-NO CASHOUT	11.450	Full
5254487	5/1/2033	2192.25	312,000.00	311,770.75	311,540.08	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005	PURCHASE	7.550	Stated
5254511	5/1/2033	2418.65	371,000.00	370,683.68	370,365.37	FXD	0.000	0.000	0.000	0.000	0.000		REFI CASH OUT	6.600	Full
5254578	5/1/2033	1310.84	221,000.00	220,775.74	220,550.38	ARM	4.250	11.900	5.900	1.000	1.000	5/1/2005	REFI CASH OUT	5.900	Stated
5254610	6/1/2033	782.4	117,600.00	117,600.00	117,503.60	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.000	Stated
5254750	5/1/2033	864.69	145,000.00	144,854.27	144,707.82	ARM	4.990	11.950	5.950	1.000	1.000	5/1/2005	REFI-CASH OUT	5.950	Full
5255013	4/1/2033	357.53	53,200.00	53,070.95	53,070.95	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.100	Full
5255120	4/1/2033	542.07	85,760.00	85,604.50	85,526.12	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated
5255260	5/1/2018	898.8	110,000.00	109,603.36	109,208.91	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.500	Stated
5255278	5/1/2033	1192.78	216,000.00	215,753.24	215,503.40	ARM	4.250	11.250	5.250	1.000	1.000	5/1/2005	PURCHASE	5.250	Full
5255310	5/1/2033	957.62	103,000.00	102,921.25	102,921.75	ARM	6.250	16.700	10.700	1.000	1.000	5/1/2005	REFI-NO CASHOUT	10.700	Full
5255338	5/1/2033	533.03	74,400.00	74,294.62	74,294.62	ARM	5.750	13.750	7.750	1.000	1.000	5/1/2005	REFI-CASH OUT	7.750	Full
5255385	5/1/2033	218.75	38,000.00	37,959.36	37,918.56	ARM	4.250	11.625	5.625	1.000	1.000	5/1/2005	PURCHASE	5.625	Stated
5255518	5/1/2033	297.46	42,750.00	42,685.70	42,685.70	ARM	4.250	13.450	7.450	1.000	1.000	5/1/2005	PURCHASE	7.450	Full
5255575	6/1/2033	1018.21	105,000.00	105,000.00	104,938.29	ARM	6.750	17.400	11.400	1.000	1.000	6/1/2005	REFI-NO CASHOUT	11.400	Full
5255625	5/1/2033	1744.8	252,000.00	251,809.20	251,617.23	ARM	4.990	13.400	7.400	1.000	1.000	5/1/2005	REFI-CASH OUT	7.400	Full
5255633	5/1/2033	2021.75	292,000.00	291,778.92	291,558.47	ARM	4.990	13.400	7.400	1.000	1.000	5/1/2005	REFI-CASH OUT	7.400	Full
5255963	6/1/2033	346.50	39,000.00	39,000.00	38,983.29	ARM	5.750	16.150	10.150	1.000	1.000	6/1/2005	REFI-CASH OUT	10.150	Full
5256284	4/1/2033	308.14	48,750.00	48,661.60	48,617.04	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated
5256292	5/1/2033	1793.85	255,300.00	255,112.41	254,923.84	ARM	5.990	13.550	7.550	1.000	1.000	5/1/2005	REFI-CASH OUT	7.550	Full
5256334	5/1/2033	732.7	115,920.00	115,815.20	115,709.83	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.500	Stated
5256839	5/1/2033	1139.55	161,000.00	160,883.47	160,766.20	FXD	0.000	0.000	0.000	0.000	0.000		REFI CASH OUT	7.625	Stated
5256938	5/1/2033	1254.94	218,000.00	217,634.90	217,420.22	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.625	Full
5257043	6/1/2033	991.26	118,400.00	118,400.00	118,341.14	ARM	4.990	15.450	9.450	1.000	1.000	6/1/2005	REFI-CASH OUT	9.450	Stated
5257084	5/1/2033	1060.59	153,180.00	153,064.02	152,947.33	FXD	0.000	0.000	0.000	0.000	0.000		REFI CASH OUT	7.400	Stated
5257142	5/1/2033	967.73	144,000.00	143,884.27	143,767.86	ARM	4.900	13.100	7.100	1.000	1.000	5/1/2005	PURCHASE	7.100	Full
5257233	4/1/2033	466.99	65,500.00	65,114.94	65,163.80	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.700	Stated
5257399	6/1/2033	358.56	50,000.00	50,000.00	49,964.77	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.760	Stated
5257555	5/1/2033	1121.96	111,150.00	111,116.38	111,082.43	ARM	6.750	17.750	11.750	1.000	1.000	5/1/2005	REFI-CASH OUT	11.750	Full
5257704	6/1/2033	514.96	52,000.00	52,000.00	51,983.37	ARM	6.750	17.500	11.500	1.000	1.000	6/1/2005	REFI-NO CASHOUT	11.500	Full
5257712	5/1/2033	1056.26	124,000.00	123,940.81	123,881.34	ARM	5.750	15.650	9.650	1.000	1.000	5/1/2005	REFI-CASH OUT	9.650	Full
5257761	5/1/2033	421.48	45,700.00	45,684.29	45,664.29	ARM	6.750	16.600	10.600	1.000	1.000	5/1/2005	REFI-NO CASHOUT	10.600	Full
5257993	5/1/2033	1168.43	192,000.00	191,819.57	191,638.19	ARM	4.990	12.300	6.300	1.000	1.000	5/1/2005	REFI-CASH OUT	6.300	Full
5258058	5/1/2033	792.22	121,520.00	121,416.39	121,312.20	ARM	4.990	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE	6.800	Stated
5258140	5/1/2033	320.42	40,000.00	39,455.66	39,455.66	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.950	Stated
5258470	5/1/2033	1814.1	191,250.00	191,111.49	191,111.49	ARM	6.250	16.950	10.950	1.000	1.000	5/1/2005	REFI-CASH OUT	10.950	Full
5258520	5/1/2033	899.17	97,500.00	97,462.08	97,473.83	ARM	6.750	16.600	10.600	1.000	1.000	11/1/2003	REFI-NO CASHOUT	10.600	Full
5258702	5/1/2033	572.18	65,200.00	65,171.15	65,142.08	ARM	4.990	16.000	10.000	1.000	1.000	5/1/2005	REFI-CASH OUT	10.000	Full
5258801	4/1/2033	279.21	42,750.00	42,672.49	42,633.42	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated
5258868	5/1/2033	786.32	120,000.00	119,798.78	119,798.78	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Stated
5258991	4/1/2033	983.5	155,600.00	155,317.90	155,175.71	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Full
5259007	5/1/2033	1244.76	189,000.00	188,683.07	188,683.07	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.900	Stated
5259064	5/1/2033	1367.11	189,000.00	188,605.23	188,737.68	ARM	5.750	13.850	7.850	1.000	1.000	5/1/2005	REFI-CASH OUT	7.850	Full
5259221	4/1/2018	1115.9	132,000.00	131,069.93	130,631.48	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.000	Stated
5259254	6/1/2033	643.7	80,000.00	79,958.30	79,958.30	ARM	4.990	15.000	9.000	1.000	1.000	6/1/2005	REFI-CASH OUT	9.000	Stated
5259353	5/1/2033	391.16	60,000.00	59,948.84	59,897.39	ARM	4.990	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE	6.800	Stated
5259445	5/1/2033	480.38	76,000.00	75,862.20	75,862.20	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Stated
5259486	5/1/2033	1039.16	125,100.00	125,036.62	124,972.75	ARM	5.750	15.360	9.360	1.000	1.000	5/1/2005	REFI-CASH OUT	9.360	Full
5259494	4/1/2033	568.87	90,000.00	89,836.87	89,754.57	FXD	0.000	0.000	0.000	0.000	0.000		REFI CASH OUT	6.500	Stated
5259577	5/1/2033	480.38	76,000.00	75,862.20	75,862.20	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Stated
5259650	5/1/2033	622.24	100,000.00	99,906.63	99,813.36	ARM	4.990	12.350	6.350	1.000	1.000	5/1/2005	REFI-CASH OUT	6.350	Limited
5259767	5/1/2033	480.38	76,000.00	75,862.20	75,862.20	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Stated
5259775	5/1/2033	698.76	115,000.00	114,888.22	114,775.67	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.125	Full
5259817	5/1/2033	1747.29	260,000.00	259,791.04	259,580.85	ARM	4.990	13.100	7.100	1.000	1.000	5/1/2005	REFI CASH OUT	7.100	Stated
5259909	5/1/2033	480.38	76,000.00	75,862.20	75,862.20	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Stated
5260112	5/1/2033	1544.53	176,000.00	175,922.14	175,843.63	ARM	5.990	16.000	10.000	1.000	1.000	5/1/2005	REFI-CASH OUT	10.000	Stated
5260369	5/1/2033	945.32	110,500.00	110,447.89	110,395.36	ARM	6.250	15.700	9.700	3.000	1.000	5/1/2005	REFI-NO CASHOUT	9.700	Full
5260393	5/1/2033	978.21	111,000.00	110,810.71	110,782.54	ARM	5.990	16.050	10.050	1.000	1.000	5/1/2005	REFI-NO CASHOUT	10.050	Stated
5260534	5/1/2033	664.64	100,000.00	99,917.86	99,835.24	ARM	4.990	12.990	6.990	1.000	1.000	5/1/2005	PURCHASE	6.990	Stated
5260773	6/1/2033	380.28	39,000.00	38,988.91	38,986.91	ARM	6.750	17.300	11.300	1.000	1.000	6/1/2005	REFI-CASH OUT	11.300	Full
5260906	5/1/2033	1647.12	279,200.00	278,894.14	278,606.83	ARM	4.990	11.850	5.850	1.000	1.000	5/1/2005	PURCHASE	5.850	Full
5260922	5/1/2033	619.22	65,280.00	65,280.00	65,232.71	ARM	6.250	16.950	10.950	1.000	1.000	5/1/2005	PURCHASE	10.950	Full
5260997	5/1/2033	224.29	28,000.00	27,968.97	27,966.97	ARM	4.990	14.950	8.950	1.000	1.000	5/1/2005	REFI-CASH OUT	8.950	Stated
5261011	5/1/2033	1282.43	130,000.00	129,955.42	129,912.98	ARM	6.750	17.450	11.450	1.000	1.000	5/1/2005	REFI CASH OUT	11.450	Stated
5261316	5/1/2033	488.28	45,750.00	45,750.00	45,726.44	ARM	6.250	18.500	12.500	1.000	1.000	5/1/2005	PURCHASE	12.500	Full
5261342	6/1/2033	345.57	40,050.00	40,050.00	40,031.51	ARM	5.750	15.800	9.800	1.000	1.000	6/1/2005	PURCHASE	9.800	Full
5261383	5/1/2033	1399.27	158,800.00	158,733.53	158,668.50	ARM	6.750	16.200	10.200	1.000	1.000	5/1/2005	REFI-NO CASHOUT	10.200	Full
5261727	6/1/2033	1283.14	212,000.00	212,000.00	211,793.94	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.125	Full
5261813	5/1/2033	1420.63	196,400.00	196,264.15	196,127.41	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.850	Stated
5261961	5/1/2033	969.79	148,000.00	147,875.04	147,749.37	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Full
5262100	4/1/2033	566.19	55,250.00	55,217.68	55,201.55	ARM	6.750	17.950	11.950	1.000	1.000	4/1/2005	REFI-CASH OUT	11.950	Full
5262159	6/1/2033	430.76	43,000.00	43,000.00	42,986.70	ARM	6.750	17.650	11.650	1.000	1.000	6/1/2005	REFI-CASH OUT	11.650	Full
5262274	6/1/2033	466.12	55,675.00	55,647.32	55,647.32	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.450	Full
5262308	5/1/2033	318.57	50,400.00	50,354.43	50,308.61	ARM	4.250	12.500	6.500	1.000	1.000	5/1/2005	PURCHASE	6.500	Full
5262365	4/1/2033	284.44	45,000.00	44,878.58	44,878.58	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated
5262464	5/1/2033	505.66	80,000.00	79,927.67	79,854.95	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated
5262746	5/1/2033	525.3	53,250.00	53,232.79	53,215.42	ARM	6.750	17.450	11.450	1.000	1.000	5/1/2005	REFI-CASH OUT	11.450	Full
5262753	5/1/2033	1145.9	145,000.00	144,917.43	144,834.28	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.800	Stated
5262795	6/1/2033	310.06	29,400.00	29,392.64	29,392.64	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	12.800	Full
5262845	5/1/2033	619.2	59,750.00	59,733.26	59,716.38	ARM	6.750	18.100	12.100	1.000	1.000	5/1/2005	REFI-NO CASHOUT	12.100	Full
5262926	4/1/2018	316.45	37,500.00	37,241.46	37,111.72	FXD	0.000	0.000	0.000	0.000	0.000		REFI CASH OUT	6.000	Stated
5263009	4/1/2033	493.55	78,400.00	78,257.85	78,186.20	FXD	0.000	0.000	0.000	0.000	0.000		REFI NO CASHOUT	6.500	Stated
5263017	4/1/2033	480.38	76,000.00	75,862.20	75,792.74	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Stated
5263090	4/1/2018	425.31	50,400.00	50,052.51	49,877.48	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.000	Stated
5263140	4/1/2018	945.12	112,000.00	111,227.83	110,839.85	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.000	Stated
5263215	4/1/2018	590.7	70,000.00	69,517.40	69,274.29	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.000	Stated
5263249	6/1/2033	792.47	108,000.00	107,907.53	107,907.53	ARM	4.990	14.000	8.000	1.000	1.000	6/1/2005	REFI-NO CASHOUT	8.000	Stated
5263348	6/1/2033	402.86	53,125.00	53,125.00	53,091.80	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.350	Full
5263447	4/1/2033	1687.77	314,400.00	313,842.69	313,261.97	ARM	4.250	11.000	5.000	1.000	1.000	4/1/2005	PURCHASE	5.000	Stated
5263538	6/1/2033	1562.94	196,000.00	196,000.00	195,890.69	ARM	5.800	14.900	8.900	1.000	1.000	6/1/2005	REFI-CASH OUT	8.900	Full
5263553	5/1/2033	598.82	92,800.00	92,719.31	92,638.17	FXD	0.000	0.000	0.000	0.000	0.000		REFI CASH OUT	6.700	Stated
5263561	6/1/2033	1507.16	189,000.00	189,000.00	188,894.59	ARM	5.990	14.900	8.900	1.000	1.000	6/1/2005	REFI-NO CASHOUT	8.900	Full
5263728	4/1/2033	391.45	68,000.00	67,854.28	67,780.88	ARM	4.250	11.625	5.625	1.000	1.000	4/1/2005	PURCHASE	5.625	Stated
5263769	5/1/2033	2511.93	315,000.00	314,824.32	314,647.34	ARM	5.750	14.900	8.900	1.000	1.000	5/1/2005	REFI-NO CASHOUT	8.900	Full
5263843	5/1/2033	342.49	42,000.00	41,874.38	41,897.40	ARM	4.990	15.150	9.150	1.000	1.000	5/1/2005	PURCHASE	9.150	Stated
5263892	5/1/2033	379.43	58,500.00	58,408.21	58,355.31	ARM	4.250	12.750	6.750	1.000	1.000	5/1/2005	PURCHASE	6.750	Full
5264148	5/1/2033	1890.53	285,600.00	285,600.00	285,125.77	ARM	4.990	12.950	6.950	1.000	1.000	5/1/2005	PURCHASE	6.950	Stated
5264781	4/1/2033	1478.48	220,000.00	219,645.33	219,466.42	ARM	4.990	13.100	7.100	1.000	1.000	4/1/2005	PURCHASE	7.100	Stated
5264924	5/1/2033	2563.29	320,000.00	319,823.38	319,645.44	FXD	0.000	0.000	0.000	0.000	0.000		REFI CASH OUT	8.950	Full
5264932	5/1/2033	1727.17	253,500.00	253,225.77	252,950.13	ARM	4.250	12.150	6.150	1.000	1.000	5/1/2005	REFI-CASH OUT	6.150	Full
5265061	4/1/2033	685.87	109,650.00	109,447.32	109,345.17	ARM	4.250	12.400	6.400	1.000	1.000	4/1/2005	REFI-CASH OUT	6.400	Stated
5265145	4/1/2033	1297.66	235,000.00	234,459.72	234,187.80	ARM	4.250	11.250	5.250	1.000	1.000	4/1/2005	REFI-CASH OUT	5.250	Stated
5265251	5/1/2033	766.28	108,000.00	107,922.22	107,843.94	ARM	4.990	13.650	7.650	3.000	1.000	5/1/2005	REFI-CASH OUT	7.650	Full
5265822	6/1/2033	399.51	46,500.00	46,478.06	46,478.06	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	9.750	Stated
5265947	4/1/2033	1568.28	284,000.00	283,347.05	283,018.43	ARM	4.250	11.250	5.250	1.000	1.000	4/1/2005	REFI-CASH OUT	5.250	Stated
5266118	4/1/2033	817.01	140,000.00	139,546.48	139,546.46	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	5.750	Full
5266242	5/1/2018	761.63	85,000.00	84,730.65	84,459.78	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.950	Stated
5266325	4/1/2033	1368.57	204,000.00	203,683.81	203,524.42	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.300	Stated

LOAN NUMBER	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5251145	A	671	200,000.00	189,950	1	3/18/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5251327	A-	495	220,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5251428	AA	692	255,000.00	0	1	3/28/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5251558	AA	673	177,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5251871	B	515	110,000.00	110,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5251921	A-	506	211,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5252051	AA	669	215,000.00	0	1	3/26/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5252184	AA	676	50,000.00	47,500	1	4/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5252457	AA	625	130,000.00	0	1	4/15/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5252770	A-	521	56,000.00	0	1	5/16/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5252861	AA	710	395,000.00	0	1	4/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5252945	AA	645	650,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5253315	AA	650	190,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5253349	A+	790	359,000.00	359,000	1	3/31/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5253358	A	668	156,000.00	0	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5253414	A	634	57,600.00	57,600	1	3/21/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5253638	A	698	248,000.00	248,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5253794	A-	521	290,000.00	290,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5254008	A-	503	330,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5254081	B	515	240,000.00	0	1	4/2/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5254398	B-	403	161,500.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5254487	A	712	390,000.00	390,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5254511	A	620	530,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5254578	AA	684	260,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5254610	AA	683	147,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5254750	A	737	254,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5255013	A	724	67,000.00	66,500	1	3/27/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5255120	AA	678	120,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5255260	AA	640	140,000.00	0	1	5/8/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5255278	A	734	270,000.00	270,000	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5255310	B-	508	135,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5255338	A-	530	93,000.00	0	1	5/2/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5255385	AA	678	55,000.00	47,500	1	4/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5255518	AA	672	45,000.00	45,000	1	5/12/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5255575	D	543	328,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5255625	A	603	315,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5255633	A	603	365,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5255963	B	518	54,500.00	0	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5256284	AA	600	65,000.00	0	1	3/18/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5256292	B	575	345,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5256334	AA	707	145,000.00	144,900	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5256839	AA	646	230,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5256938	AA	684	380,000.00	0	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5257043	A-	560	148,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5257084	AA	647	166,500.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5257142	AA	657	160,000.00	180,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5257233	AA	691	70,000.00	0	1	3/14/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5257399	A	657	85,000.00	85,000	1	6/11/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5257555	D	524	171,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5257704	D	537	80,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5257712	A-	563	155,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5257761	D	517	115,000.00	0	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5257993	A	650	240,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5258058	A	644	155,000.00	151,900	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5258140	A	651	53,000.00	50,000	1	4/16/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5258470	B-	564	255,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5258520	D	505	150,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5258702	A	601	81,500.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5258801	AA	650	57,100.00	0	1	3/25/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5258868	A	695	180,000.00	150,000	1	5/9/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5258991	AA	679	194,500.00	0	1	4/3/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5259007	AA	740	210,000.00	210,000	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5259064	A-	568	300,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5259221	AA	694	165,000.00	165,000	1	4/4/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5259254	A	604	100,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5259353	A	657	85,000.00	75,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5259445	AA	713	95,000.00	0	1	4/14/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5259486	A-	518	139,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5259494	AA	668	124,000.00	0	1	3/25/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5259577	AA	711	95,000.00	0	1	4/14/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5259650	B	624	150,000.00	0	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5259767	AA	713	95,000.00	0	1	4/14/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5259775	AA	688	205,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5259817	A	622	325,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5259909	AA	713	95,000.00	0	1	4/14/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5260112	B	509	235,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5260369	B-	585	170,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5260393	B	564	148,000.00	0	1	4/14/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5260534	A	727	125,000.00	125,000	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5260773	C	533	78,000.00	0	1	5/21/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5260906	A	705	370,000.00	349,000	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5260922	B-	486	97,000.00	81,600	1	4/23/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5260997	A	621	63,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5261011	B-	486	300,000.00	0	1	4/11/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5261316	B	519	61,000.00	61,000	1	4/23/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5261342	A-	560	69,000.00	44,500	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5261383	C	507	198,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5261727	AA	639	265,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5261813	A	633	245,500.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5261961	A	621	185,000.00	185,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5262100	B-	458	65,000.00	0	1	3/27/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5262159	D	537	77,000.00	0	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5262274	A-	550	65,500.00	0	1	5/20/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5262308	AA	432	56,000.00	56,000	1	4/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5262365	AA	689	60,000.00	0	1	3/28/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5262464	AA	684	115,000.00	0	1	4/14/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5262746	C	501	71,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5262753	B	561	272,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5262795	B-	532	46,000.00	46,000	1	5/23/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5262845	D	540	92,000.00	0	1	4/14/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5262926	AA	688	50,000.00	0	1	3/28/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5263009	AA	708	98,000.00	0	1	3/27/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5263017	AA	708	95,000.00	0	1	3/28/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5263090	AA	698	78,000.00	0	1	3/28/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5263140	AA	468	160,000.00	0	1	3/28/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5263215	AA	688	130,000.00	0	1	3/28/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5263249	A	648	135,000.00	0	1	5/5/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5263348	A	485	63,000.00	62,500	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5263447	AA	732	417,500.00	393,000	1	4/9/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5263538	B	559	280,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5263553	A	676	116,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5263561	B	559	270,000.00	0	1	6/2/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5263728	AA	665	85,000.00	85,000	1	3/14/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5263769	A-	558	350,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5263843	A	634	62,000.00	60,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5263892	AA	674	97,000.00	65,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5264148	A	684	357,000.00	357,000	1	5/8/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5264781	A	681	275,000.00	275,000	1	3/25/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5264924	A-	549	556,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5264932	AA	663	315,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5265061	AA	647	129,000.00	0	1	3/26/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5265145	AA	675	325,000.00	0	1	4/8/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5265251	A	639	135,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5265822	A	655	60,500.00	0	1	5/29/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5265947	AA	660	355,000.00	0	1	3/26/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5266118	AA	663	183,000.00	175,000	1	3/25/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5266242	A	643	130,000.00	0	1	4/29/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5266325	A	656	255,000.00	255,000	1	4/21/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.384 WA Rate | 10,146 Loan Count
352.93 WA Rterm | $1,511,132,010.13 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PNI	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5268457	74419160	WILMES	6224 N SCOTT AVE	BROOKLYN CENTER	MN	55429	OWNER-OCC	SFR	360	85.00	0.00	10.200	7/1/2003	6/1/2033	1327.43	148,750.00	148,750.00	148,688.95	ARM	8.250	16.200	10.200	1.000	1.000	6/1/2005	REFI-NO CASHOUT	10.200	Full	B-	510	175,000.00	0	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5268490	74419201	SCARDINO	683 TOMLINSON LANE	YARDLEY	PA	19067	OWNER-OCC	TOWNHOUSE	360	54.65	0.00	8.850	7/1/2003	6/1/2033	1091.01	108,500.00	108,359.43	108,359.43	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.850	Stated	AA	669	198,000.00	0	1	5/31/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5268556	74419264	DOUGLAS	155 CRANES HOLLOW ROAD	AMSTERDAM	NY	12010	OWNER-OCC	SFR	360	85.00	0.00	11.450	6/1/2003	5/1/2033	712.74	72,250.00	72,226.65	72,203.07	ARM	8.250	17.450	11.450	1.000	1.000	5/1/2005	REFI-NO CASHOUT	11.450	Full	B-	470	85,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5268588	74419391	PINEDO	28 9TH STREET	LOCUST VALLEY	NY	11560	OWNER-OCC	SFR	360	80.00	100.00	7.300	6/1/2003	5/1/2033	2146.44	313,120.00	312,877.01	312,634.49	ARM	4.990	13.300	7.300	1.000	1.000	5/1/2005	PURCHASE	7.300	Stated	A	641	402,000.00	391,400	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5268887	74419509	RODRIGUEZ JR	1774 VIOLET DRIVE	BROWNSVILLE	TX	78526	OWNER-OCC	SFR	360	80.00	100.00	8.700	5/1/2003	4/1/2033	568.3	76,000.00	75,900.33	75,850.67	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.700	Stated	A	684	97,000.00	95,000	1	3/27/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5266937	74613563	ESCOBAR	127 PALERMO DRIVE	PALMDALE	CA	93550	OWNER-OCC	SFR	360	80.00	100.00	7.350	7/1/2003	6/1/2033	975.59	141,600.00	141,491.71	141,491.71	ARM	4.990	13.350	7.350	1.000	1.000	6/1/2005	PURCHASE	7.350	Stated	A	705	177,000.00	177,000	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5267133	74419847	CHUBB	143 KELLY DRIVE	CAMERON	NC	28326	OWNER-OCC	MANUMOBL	360	80.00	0.00	8.350	7/1/2003	6/1/2033	291.2	38,400.00	37,933.78	37,959.84	ARM	4.990	14.350	8.350	1.000	1.000	6/1/2005	REFI-CASH OUT	8.350	Stated	A	752	48,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5267218	74419920	LARSON	800 CRESTLINE AVENUE	SYLACAUGA	AL	35150	NON OWNER	SFR	360	75.00	0.00	8.500	5/1/2003	4/1/2033	327.1	51,750.00	51,658.17	51,608.87	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.500	Stated	AA	698	69,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5267331	74420043	HEIDORF	13524 COPPER CANYON DRIVE	HASLET	TX	76052	OWNER-OCC	SFR	360	79.67	99.58	7.600	5/1/2003	4/1/2033	1012.6	143,412.00	143,187.65	143,082.11	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.600	Full	A	679	180,000.00	180,000	1	3/21/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5267349	74420250	GIORGIO	28 S FIELD AVE	DOBBS FERRY	NY	10522	OWNER-OCC	2-4 UNITS	360	63.44	0.00	8.300	7/1/2003	6/1/2033	2474.04	309,700.00	309,324.39	309,324.39	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.300	Stated	A	631	630,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5267833	74420639	GASKINS	703 CHEMIN AGREABLE RD	YOUNGSVILLE	LA	70592	OWNER-OCC	MANUMOBL	360	61.70	0.00	10.800	7/1/2003	6/1/2033	543.61	58,000.00	57,977.00	57,972.00	ARM	8.750	16.800	10.800	3.000	1.000	6/1/2006	REFI-NO CASHOUT	10.800	Full	C	536	94,000.00	0	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5267950	74420654	MEDLEY	12927 ENCINO BRIAR	SAN ANTONIO	TX	78259	NON OWNER	PUD	360	80.00	0.00	8.150	5/1/2003	4/1/2033	788.9	106,000.00	105,931.01	105,791.83	ARM	4.990	14.150	8.150	1.000	1.000	4/1/2005	REFI-CASH OUT	8.150	Full	A	618	132,500.00	0	1	3/28/2003	357	5/1/2003	Group I	6 MO LIBOR	6	N
5268177	74420820	LINDSAY	230 CRAGGY STREET	BLACK MOUNTAIN	NC	28711	OWNER-OCC	MANUMOBL	360	85.00	0.00	9.850	7/1/2003	6/1/2033	964.88	111,350.00	111,350.00	111,299.14	ARM	5.990	15.850	9.850	1.000	1.000	6/1/2005	REFI-CASH OUT	9.850	Full	B	536	131,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5268208	74420694	CASTRO	540 NORTH BREA BOULEVARD 19	BREA	CA	92821	OWNER-OCC	CONDO	180	57.37	0.00	6.875	5/1/2003	4/1/2018	854.69	109,000.00	108,174.17	107,758.74	FXD	0.000	0.000	0.000	0.000	0.000		REFI CASH OUT	6.875	Stated	A+	745	190,000.00	0	1	3/28/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5268321	74421017	SATTERFIELD	811 JOE CARVER ROAD	WAYNESVILLE	NC	28785	OWNER-OCC	SFR	180	89.88	0.00	6.150	5/1/2003	4/1/2018	1150.18	135,000.00	134,061.05	133,618.04	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.150	Full	AA	656	150,200.00	0	1	4/9/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5268339	74421025	CRAYTON	2008 KATIE DRIVE SW	DECATUR	AL	35603	OWNER-OCC	SFR	360	80.00	100.00	6.200	6/1/2003	5/1/2033	1923.15	314,000.00	313,699.18	313,306.61	ARM	4.990	12.200	6.200	1.000	1.000	5/1/2005	PURCHASE	6.200	Stated	A	753	395,000.00	392,500	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5268438	74421124	LAMAC	1 ABBEY LANE	DELRAY BEACH	FL	33446	OWNER-OCC	CONDO	360	75.95	0.00	6.500	6/1/2003	5/1/2033	379.25	60,000.00	59,891.21	59,891.21	FXD	0.000	0.000	0.000	0.000	0.000		REFI CASH OUT	6.500	Full	A	642	79,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5268511	74421207	GIL	10179 SW 162 PLACE	MIAMI	FL	33196	OWNER-OCC	PUD	360	85.00	0.00	10.990	6/1/2003	5/1/2033	1253.7	131,750.00	131,702.91	131,655.32	ARM	8.250	16.990	10.990	1.000	1.000	5/1/2005	REFI-CASH OUT	10.990	Full	B-	484	155,000.00	0	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5268685	74421371	HARRIMAN	1124 1126 34TH STREET	OAKLAND	CA	94608	NON OWNER	2-4 UNITS	360	70.00	0.00	6.625	6/1/2003	5/1/2033	2330.74	364,000.00	363,678.84	363,355.91	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.625	Full	AA	620	520,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5268727	74421413	SCHMITT	53420 AVENIDA JUAREZ	LA QUINTA	CA	92253	OWNER-OCC	SFR	360	90.00	0.00	9.100	6/1/2003	5/1/2033	1921.6	236,700.00	236,445.78	236,445.78	ARM	5.750	15.100	9.100	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.100	Full	A-	502	263,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5268800	74421454	BROWN	310 MEADOWBROOK LANE	DOUGLAS	GA	31533	OWNER-OCC	MANUMOBL	360	75.00	91.00	8.750	7/1/2003	6/1/2033	501.53	63,750.00	63,750.00	63,713.31	ARM	6.750	14.750	8.750	1.000	1.000	6/1/2005	PURCHASE	8.750	Full	A-	568	85,000.00	85,000	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5268591	74421587	SULLIVAN	1115 N OLD MILL ROAD	AZUSA	CA	91702	OWNER-OCC	SFR	360	74.21	0.00	6.850	6/1/2003	5/1/2033	1312.93	200,367.00	200,197.83	200,027.70	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.850	Full	A	644	270,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5269071	74421769	ROSA	950 RANDY LANE	SAN PABLO	CA	94806	OWNER-OCC	SFR	360	85.00	100.00	6.350	5/1/2003	4/1/2033	1613.15	259,250.00	258,766.15	258,522.30	ARM	4.990	12.350	6.350	1.000	1.000	4/1/2005	PURCHASE	6.350	Stated	A	726	305,000.00	305,000	1	4/14/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5269105	74421793	KOZLOVA	32712 51ST PL SW	FEDERAL WAY	WA	98023	NON OWNER	SFR	360	61.78	0.00	6.850	7/1/2003	6/1/2033	910.82	139,000.00	138,882.64	138,882.64	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.850	Full	A	690	225,000.00	0	1	6/4/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5269139	74421827	FRYMAN	215 NORTHRIDGE CT N	KEIZER	OR	97303	NON OWNER	SFR	180	77.47	0.00	6.000	5/1/2003	4/1/2018	928.25	110,000.00	109,241.81	108,859.57	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.000	Stated	AA	666	142,000.00	0	1	4/3/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5269188	74421876	BLISS	468 ANITA RD	LAKE ARTHUR	NM	88253	OWNER-OCC	SFR	360	80.00	95.00	11.000	6/1/2003	5/1/2033	548.54	57,600.00	57,558.73	57,558.73	ARM	6.750	17.000	11.000	1.000	1.000	5/1/2005	PURCHASE	11.000	Full	C	597	72,000.00	72,000	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5269279	74421967	GARDNER	1625 2ND ST	NEW ORLEANS	LA	70130	NON OWNER	2-4 UNITS	360	40.00	0.00	10.850	7/1/2003	6/1/2033	1599.72	170,000.00	169,937.36	169,937.36	ARM	6.750	16.850	10.850	1.000	1.000	6/1/2005	REFI-CASH OUT	10.850	Full	C	550	425,000.00	0	1	5/21/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5269386	74422072	KIRKESS	4318 N EUCLID AVE	ST LOUIS	MO	63115	OWNER-OCC	2-4 UNITS	360	85.00	0.00	10.900	7/1/2003	6/1/2033	501.92	53,125.00	53,125.00	53,105.63	ARM	5.990	16.900	10.900	1.000	1.000	6/1/2005	REFI-CASH OUT	10.900	Full	B	513	62,500.00	0	1	5/2/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5269451	74422130	PORRAS	623 FALL RIVER ROAD	EL PASO	TX	79907	OWNER-OCC	SFR	360	90.00	0.00	11.350	6/1/2003	5/1/2033	528.59	54,000.00	53,964.15	53,964.15	ARM	8.250	17.350	11.350	3.000	1.000	5/1/2006	PURCHASE	11.350	Full	B-	521	60,000.00	67,500	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5269626	74422304	BICO	3753 CALAVERAS COURT	CHINO	CA	91710	OWNER-OCC	SFR	360	79.25	0.00	6.250	5/1/2003	4/1/2033	1293.01	210,000.00	209,600.44	209,399.10	FXD	0.000	0.000	0.000	0.000	0.000		REFI CASH OUT	6.250	Full	AA	634	265,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5269615	74422583	GASPORYAN	10684 VALLEY VIEW DRIVE	RANCHO CORDOVA	CA	95670	OWNER-OCC	SFR	360	74.17	0.00	6.125	6/1/2003	5/1/2033	1081.55	178,000.00	177,826.99	177,653.10	ARM	4.250	12.125	6.125	1.000	1.000	5/1/2005	REFI CASH OUT	6.125	Stated	AA	669	240,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5269564	74422643	WALSH	4605 LA VISTA DRIVE	OAKLEY	CA	94561	OWNER-OCC	SFR	360	85.00	0.00	6.000	5/1/2003	4/1/2033	1528.86	255,000.00	254,491.01	254,234.51	ARM	4.250	12.000	6.000	1.000	1.000	4/1/2005	REFI CASH OUT	6.000	Stated	AA	672	300,000.00	0	1	4/2/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5269280	74422668	WEST	8120 PRIMOAK WAY	ELK GROVE	CA	95758	OWNER-OCC	SFR	360	63.83	0.00	9.200	6/1/2003	5/1/2033	1228.59	150,000.00	149,893.95	149,814.55	ARM	5.990	15.200	9.200	1.000	1.000	5/1/2005	REFI CASH OUT	9.200	Full	B	493	235,000.00	0	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5269958	74422676	HURT	526 JERSEY STREET	VALLEJO	CA	94590	NON OWNER	2-4 UNITS	360	80.00	0.00	5.750	6/1/2003	5/1/2033	1750.72	300,000.00	299,686.78	299,372.06	ARM	4.250	11.750	5.750	1.000	1.000	5/1/2005	REFI-CASH OUT	5.750	Full	AA	647	375,000.00	0	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5270137	74422817	AGUILA JR	1387 NORTH CAESAR AVENUE	FRESNO	CA	93727	OWNER-OCC	SFR	360	90.00	0.00	9.600	6/1/2003	5/1/2033	954.18	112,500.00	112,445.82	112,391.21	ARM	5.750	15.600	9.600	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.600	Full	A-	520	125,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5270236	74422916	SNARE	637 ROBERTS ROAD	CRAIG	CO	81625	OWNER-OCC	MANUMOBL	360	85.00	0.00	8.550	6/1/2003	5/1/2033	1437.94	186,150.00	185,925.96	185,925.96	ARM	5.990	14.550	8.550	1.000	1.000	5/1/2005	REFI-CASH OUT	8.550	Full	B	591	219,000.00	0	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5270277	74422957	VALADEZ	5910 LAKE CHAMPLAIN ST	SAN ANTONIO	TX	78233	OWNER-OCC	SFR	360	80.00	0.00	10.350	6/1/2003	5/1/2033	549.36	60,800.00	60,348.14	60,348.14	ARM	5.750	16.350	10.350	1.000	1.000	5/1/2005	REFI CASH OUT	10.350	Full	A-	587	76,000.00	0	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5270327	74423005	PARISI	21654 CHIMNEY ROCK PARK CR	BOCA RATON	FL	33428	OWNER-OCC	PUD	360	80.00	0.00	10.990	6/1/2003	5/1/2033	1073.37	112,800.00	112,759.69	112,719.01	ARM	8.250	16.990	10.990	1.000	1.000	5/1/2005	REFI-CASH OUT	10.990	Full	B	498	141,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5270590	74423278	WILLIAMS	1109 FOURTH STREET	CLOVIS	CA	93611	OWNER-OCC	SFR	180	85.71	0.00	6.300	5/1/2003	4/1/2018	2580.46	300,000.00	298,955.66	298,955.68	FXD	0.000	0.000	0.000	0.000	0.000		REFI CASH OUT	6.300	Stated	AA	634	350,000.00	0	1	3/31/2003	177	7/1/2003	Group I	6 MO LIBOR	6	N
5270632	74423310	OLSON	168 2225 LANE	DELTA	CO	81416	OWNER-OCC	SFR	360	80.00	100.00	10.400	8/1/2003	7/1/2033	1379.06	152,000.00	152,000.00	152,000.00	ARM	8.250	16.400	10.400	1.000	1.000	7/1/2005	PURCHASE	10.400	Full	B-	538	215,000.00	190,000	1	6/5/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5270784	74423443	BROUSSARD	3139 HIGHWAY 1115	MORSE	LA	70559	OWNER-OCC	MANUMOBL	360	85.00	0.00	9.600	7/1/2003	6/1/2033	461.7	54,435.00	54,435.00	54,408.78	ARM	5.990	15.600	9.600	3.000	1.000	6/1/2006	REFI-NO CASHOUT	9.600	Full	B	518	64,042.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5270863	74423542	MEDINA	1233 DANNET LANE	PATTERSON	CA	95363	OWNER-OCC	SFR	360	80.00	100.00	7.300	6/1/2003	5/1/2033	1556.58	227,048.00	226,872.63	226,696.19	ARM	4.990	13.300	7.300	1.000	1.000	5/1/2005	PURCHASE	7.300	Stated	A	653	288,000.00	283,810	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5271085	74423765	FERRY	9412 CREEKSIDE DRIVE	IRVINGTON	AL	36544	OWNER-OCC	MANUMOBL	360	80.00	0.00	7.800	6/1/2003	5/1/2033	489.52	68,000.00	67,952.48	67,904.65	ARM	5.990	13.800	7.800	1.000	1.000	5/1/2005	REFI-NO CASHOUT	7.800	Full	B	592	85,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5271135	74423815	RODRIGUES	630 GEDDES AVE	WINTHROP HARBOR	IL	60096	NON OWNER	SFR	360	66.18	0.00	5.500	5/1/2003	4/1/2033	638.78	112,500.00	112,253.18	112,128.89	ARM	4.250	11.500	5.500	1.000	1.000	4/1/2005	REFI CASH OUT	5.500	Stated	AA	706	170,000.00	0	1	3/28/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5271143	74423823	COOKE	3624 HERMAN SIPE ROAD	CONOVER	NC	28613	OWNER-OCC	MANUMOBL	360	85.00	0.00	8.300	7/1/2003	6/1/2033	846.87	112,200.00	112,200.00	112,129.18	ARM	6.500	14.300	8.300	1.000	1.000	6/1/2005	REFI CASH OUT	8.300	Full	B	502	132,000.00	0	1	6/6/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5271350	74424029	TOPETE	520 E MERLE COURT	SAN LEANDRO	CA	94577	OWNER-OCC	SFR	360	84.92	0.00	6.000	6/1/2003	5/1/2033	1934.75	322,700.00	322,055.89	322,055.89	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.000	Full	A	708	380,000.00	0	1	4/8/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5271437	74424102	VALL ESPINOSA	311 MICHELLE LANE	BARTONSVILLE	PA	18321	OWNER-OCC	PUD	360	90.00	0.00	9.500	5/1/2003	4/1/2033	794.61	94,500.00	94,406.67	94,359.45	ARM	5.750	15.500	9.500	1.000	1.000	4/1/2005	REFI-CASH OUT	9.500	Full	A-	488	105,000.00	0	1	4/1/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5271572	74424243	SIMS	3115 CHICAGO PLACE	SOUTH CHICAGO HTS	IL	60411	OWNER-OCC	SFR	360	85.00	0.00	10.350	7/1/2003	6/1/2033	760.34	84,150.00	84,150.00	84,115.45	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	10.350	Full	B	487	99,000.00	0	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5271705	74424375	PHILLIPS JR	39 COPPER SPRINGS TIMBER CR	ODENVILLE	AL	35120	OWNER-OCC	MANUMOBL	360	73.17	0.00	10.990	7/1/2003	6/1/2033	570.95	60,000.00	60,000.00	59,978.55	ARM	6.250	16.990	10.990	1.000	1.000	6/1/2005	REFI-CASH OUT	10.990	Full	B-	498	82,000.00	0	1	6/6/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5271820	74424460	LOPEZ	1308 LARK AVENUE	MCALLEN	TX	78504	OWNER-OCC	SFR	360	80.00	95.00	9.500	6/1/2003	5/1/2033	1052.42	125,160.00	125,098.43	125,036.33	ARM	4.990	15.500	9.500	3.000	1.000	5/1/2006	PURCHASE	9.500	Stated	A	617	183,500.00	156,450	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5271838	74424508	TINOCO	817 VANDERGRIFT LANE	POMONA	CA	91768	OWNER-OCC	SFR	360	82.26	0.00	6.400	6/1/2003	5/1/2033	1000.81	160,000.00	159,848.01	159,697.71	ARM	4.250	12.400	6.400	1.000	1.000	5/1/2005	REFI-CASH OUT	6.400	Stated	AA	661	194,500.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5271853	74424524	RILEY	2402 SHERWOOD PLACE SW	MARIETTA	GA	30008	NON OWNER	SFR	360	80.00	0.00	7.075	7/1/2003	6/1/2033	648.9	96,800.00	96,800.00	96,721.82	ARM	4.990	13.075	7.075	1.000	1.000	6/1/2005	REFI-CASH OUT	7.075	Full	A	688	121,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5271911	74424581	WHITAKER	278 FLINT RIVER HEIGHTS	BAINBRIDGE	GA	39817	OWNER-OCC	SFR	360	73.29	0.00	10.400	5/1/2003	4/1/2033	1070.53	118,000.00	117,922.67	117,875.06	ARM	8.250	16.400	10.400	1.000	1.000	4/1/2005	REFI CASH OUT	10.400	Full	B-	527	161,000.00	0	1	4/2/2003	357	5/1/2003	Group I	6 MO LIBOR	6	N
5271986	74497934	LANE	255 SPRINGTREE COURT	COLLEGE PARK	GA	30349	NON OWNER	SFR	360	90.00	0.00	8.000	6/1/2003	5/1/2033	594.35	81,000.00	80,945.65	80,890.94	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.000	Full	AA	634	90,000.00	116,000	1	4/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5272125	74424797	NEWELL	241 W HARRISON STREET	BELVIDERE	IL	61008	NON OWNER	SFR	360	69.59	0.00	7.700	6/1/2003	5/1/2033	481.25	67,500.00	67,283.53	67,283.53	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.700	Stated	A	698	97,000.00	0	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5272150	74424862	WILEY	3125 SUNRISE STREET	MEMPHIS	TN	38127	NON OWNER	SFR	360	90.00	0.00	8.000	7/1/2003	6/1/2033	303.78	41,400.00	41,400.00	41,372.22	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.000	Full	AA	791	46,000.00	0	1	5/22/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5272463	74425133	BROWN	1445 CAMINO PERAL	MORAGA	CA	94556	OWNER-OCC	CONDO	360	65.00	0.00	6.000	5/1/2003	4/1/2033	1480.89	247,000.00	246,506.99	246,258.63	ARM	6.750	12.000	6.000	1.000	1.000	4/1/2005	REFI-NO CASHOUT	6.000	Full	D	538	380,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5272562	74425237	BERRY	9820 S RIDGEWAY	EVERGREEN PARK	IL	60805	OWNER-OCC	SFR	360	90.00	0.00	9.800	6/1/2003	5/1/2033	1668.99	193,750.00	193,659.84	193,568.54	ARM	5.750	15.800	9.800	1.000	1.000	5/1/2005	REFI-CASH OUT	9.800	Full	A-	484	217,500.00	0	1	4/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5272570	74425240	ANDERSON	437 VISTA SUERTE	NEWPORT BEACH	CA	92660	OWNER-OCC	PUD	360	65.00	0.00	6.750	6/1/2003	5/1/2033	1855	286,000.00	285,506.04	285,506.04	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Stated	A	637	440,000.00	0	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5272711	74425330	CANADY	1045 MCPHERSON ROAD	VASS	NC	28394	OWNER-OCC	MANUMOBL	360	76.83	0.00	10.000	7/1/2003	6/1/2033	552.88	63,000.00	63,000.00	62,972.12	ARM	5.750	16.000	10.000	1.000	1.000	6/1/2005	REFI-CASH OUT	10.000	Full	A-	526	82,000.00	0	1	6/2/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5272760	74425430	GUTIERREZ	1429 W SAINT ANDREW PLACE	SANTA ANA	CA	92704	OWNER-OCC	SFR	360	69.02	0.00	5.917	5/1/2003	4/1/2033	1218.17	205,000.00	204,584.28	204,374.68	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	5.917	Stated	A+	700	297,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5272978	74425646	COLOSIMO	10400 SHORE CREST TERRACE	MORENO VALLEY	CA	95227	OWNER-OCC	PUD	360	90.00	0.00	7.950	6/1/2003	5/1/2033	1814.35	247,500.00	247,147.94	246,979.18	ARM	4.990	13.950	7.950	1.000	1.000	5/1/2005	REFI-CASH OUT	7.950	Full	A-	591	275,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5273158	74425828	BROWN	1040 NW 56TH ST	MIAMI	FL	33127	OWNER-OCC	SFR	360	90.00	0.00	8.050	6/1/2003	5/1/2033	398.13	54,000.00	53,914.97	53,878.53	ARM	4.590	14.050	8.050	1.000	1.000	5/1/2005	PURCHASE	8.050	Full	A+	598	60,000.00	60,000	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5273196	74425869	PARKISON	1080 KELLY CREEK CIRCLE	OVIEDO	FL	32765	OWNER-OCC	PUD	180	90.00	0.00	6.300	5/1/2003	4/1/2018	1045.09	121,500.00	120,271.94	120,271.94	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.300	Stated	AA	661	135,000.00	0	1	4/1/2003	177	7/1/2003	Group I	6 MO LIBOR	6	N
5273208	74425877	DAVIS	1140 44 ROSEMARY STREET	DENVER	CO	80220	NON OWNER	2-4 UNITS	360	74.85	0.00	7.150	6/1/2003	5/1/2033	1291.72	191,250.00	191,097.81	190,944.71	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.150	Full	A	732	255,500.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5273222	74425893	REGNLA	7920 HALLE GRADE RD NORTH	FT MYERS	FL	33917	OWNER-OCC	SFR	180	90.00	0.00	6.400	5/1/2003	4/1/2018	1059.52	122,400.00	121,584.36	121,173.37	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.400	Stated	AA	630	136,000.00	0	1	3/31/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5273230	74425901	ROHLMAN	585 STANFORD WAY	GRAND JUNCTION	CO	81504	OWNER-OCC	SFR	360	80.00	95.00	10.550	6/1/2003	5/1/2033	991.96	108,000.00	107,957.54	107,914.71	ARM	6.750	16.550	10.550	1.000	1.000	5/1/2005	PURCHASE	10.550	Full	C	580	140,000.00	135,000	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5273263	74425935	PAPA	22214 S VERMONT AVENUE #102	TORRANCE	CA	90502	OWNER-OCC	CONDO	360	89.78	0.00	6.500	6/1/2003	5/1/2033	810.06	123,000.00	122,793.75	122,793.75	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.900	Full	AA	640	137,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5273305	74425992	ALLEN	4933 THEISS MEADOWS	ST LOUIS	MO	63128	OWNER-OCC	SFR	360	82.97	0.00	10.900	6/1/2003	5/1/2033	1293.4	136,900.00	136,850.11	136,769.77	ARM	5.750	16.900	10.900	1.000	1.000	5/1/2005	REFI-CASH OUT	10.900	Limited	A-	475	165,000.00	0	1	4/4/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5273302	74426057	LAGUNAS	1841 N KEDZIE AVE	CHICAGO	IL	60647	OWNER-OCC	SFR	360	45.46	0.00	9.450	5/1/2003	4/1/2033	627.91	75,000.00	74,887.27	74,887.27	ARM	5.990	15.450	9.450	1.000	1.000	4/1/2005	REFI-CASH OUT	9.450	Full	B	435	165,000.00	0	1	3/31/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5273461	74426156	BANDA	1913 KING STREET	HOUSTON	TX	77072	OWNER-OCC	SFR	360	80.00	90.00	10.950	6/1/2003	5/1/2033	819.55	86,400.00	86,400.00	86,337.42	ARM	8.250	16.950	10.950	1.000	1.000	5/1/2005	PURCHASE	10.950	Full	B-	472	108,900.00	108,000	1	4/23/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5273487	74426172	GARDEN	302 HEIRLOOM DR	FORT WORTH	TX	76134	OWNER-OCC	SFR	360	84.78	89.06	9.250	5/1/2003	4/1/2033	488.21	59,343.00	59,281.22	59,249.97	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	9.250	Full	A-	530	70,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5273602	74426257	ROBLES	4320 BEARS BLUFF ROAD	WADMALAW ISLAND	SC	29487	OWNER-OCC	MANUMOBL	360	62.38	0.00	12.650	6/1/2003	5/1/2033	679.72	63,000.00	62,968.09	62,968.09	ARM	6.750	18.650	12.650	1.000	1.000	5/1/2005	REFI-NO CASHOUT	12.650	Full	D	538	101,000.00	0	1	4/21/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5273651	74426347	HOOTEN	408 HIGHWAY 25 NORTH	GREENBRIER	AR	72058	OWNER-OCC	SFR	360	80.00	0.00	10.900	7/1/2003	6/1/2033	657.57	69,600.00	69,600.00	69,574.63	ARM	6.750	16.900	10.900	1.000	1.000	6/1/2005	REFI CASH OUT	10.900	Full	C	534	87,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5273826	74426511	CISNEROS	750 ELLEN AVENUE	HAYWARD	CA	94544	OWNER-OCC	SFR	360	86.00	0.00	6.400	6/1/2003	5/1/2033	1861.26	297,560.00	297,009.99	297,009.99	ARM	4.250	12.400	6.400	1.000	1.000	5/1/2005	REFI-CASH OUT	6.400	Stated	AA	735	346,000.00	0	1	4/21/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5273925	74426610	GARAY	448 PARK PLACE	PETALUMA	CA	94954	OWNER-OCC	PUD	360	84.28	0.00	5.750	6/1/2003	5/1/2033	1499.79	257,000.00	256,462.05	256,483.05	ARM	4.250	11.750	5.750	1.000	1.000	5/1/2005	REFI-NO CASHOUT	5.750	Stated	AA	696	305,000.00	0	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5273933	74426628	CARTER	24613&24657 OAT HILL RD	MIDDLETOWN	CA	95461	OWNER-OCC	SFR	360	49.09	0.00	6.250	7/1/2003	6/1/2033	1662.44	270,000.00	270,000.00	269,743.81	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA	652	550,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5274071	74426768	SINGH	1222 SIMON CT	VISALIA	CA	93292	OWNER-OCC	SFR	360	80.00	0.00	7.700	6/1/2003	5/1/2033	844.15	118,400.00	118,251.42	118,101.88	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.700	Stated	A	664	148,000.00	148,000	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5274154	74426842	SHAFFER	4834 HIGHWAY 96	YREKA	CA	96097	OWNER-OCC	SFR	360	85.00	0.00	6.750	6/1/2003	5/1/2033	882.1	136,000.00	135,765.14	135,765.14	ARM	4.990	12.750	6.750	1.000	1.000	5/1/2005	REFI-CASH OUT	6.750	Full	A	612	160,000.00	0	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5274311	74426960	FREED	1316 BUCCANEER COURT	MODESTO	CA	95358	OWNER-OCC	SFR	360	70.16	0.00	10.050	6/1/2003	5/1/2033	1143.89	129,800.00	129,743.19	129,685.90	ARM	5.990	16.050	10.050	1.000	1.000	5/1/2005	REFI-NO CASHOUT	10.050	Stated	B	499	185,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5274352	74427030	MEDA	2304 EICHER AVENUE	MODESTO	CA	95350	OWNER-OCC	SFR	360	83.25	0.00	6.500	5/1/2003	4/1/2033	1036.6	164,000.00	163,702.66	163,552.78	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Full	A-	518	197,000.00	0	1	3/26/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5274410	74427087	DE COSTA	2837 VILLARREAL WAY	MODESTO	CA	95354	OWNER-OCC	SFR	360	95.00	0.00	7.700	6/1/2003	5/1/2033	1083.7	152,000.00	151,782.57	151,782.57	ARM	4.250	13.700	7.700	1.000	1.000	5/1/2005	PURCHASE	7.700	Full	AA	650	160,000.00	160,000	1	5/2/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5274519	74427156	VALENZUELA	138 W BRIGHTON AVE	EL CENTRO	CA	92243	2ND HOME	2-4 UNITS	360	75.00	0.00	7.850	6/1/2003	5/1/2033	1491.89	206,250.00	206,107.34	205,963.75	ARM	4.990	13.850	7.850	1.000	1.000	5/1/2005	REFI-CASH OUT	7.850	Stated	A	657	275,000.00	0	1	4/14/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5274717	74427364	BRUNETTE	2405 15 3/8 AVENUE	RICE LAKE	WI	54868	OWNER-OCC	SFR	360	75.00	0.00	11.200	5/1/2003	4/1/2033	609.51	63,000.00	62,956.80	62,934.89	ARM	6.750	17.200	11.200	1.000	1.000	4/1/2005	REFI CASH OUT	11.200	Full	C	479	84,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5274741	74427428	MARTINEZ	799 BRIDGE ST	LAFAYETTE	OR	97127	OWNER-OCC	MANUMOBL	360	63.63	0.00	9.050	6/1/2003	5/1/2033	880.97	109,000.00	108,941.04	108,881.67	ARM	5.750	15.050	9.050	1.000	1.000	5/1/2005	REFI-CASH OUT	9.050	Full	A-	542	171,300.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5274816	74427493	RICKERT	1703 S 254TH PLACE	DES MOINES	WA	98198	OWNER-OCC	SFR	360	80.00	100.00	7.350	6/1/2003	5/1/2033	1000.39	145,200.00	145,088.96	144,977.24	ARM	4.990	13.350	7.350	1.000	1.000	5/1/2005	PURCHASE	7.350	Full	A	638	183,000.00	181,500	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5274840	74427527	TEACH	31821 127TH AVE E	GRAHAM	WA	98338	OWNER-OCC	MANUMOBL	360	90.00	94.92	8.650	6/1/2003	5/1/2033	1354.12	173,700.00	173,348.27	173,348.27	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.650	Full	A	700	193,000.00	193,000	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5274899	74427576	ASSIFI	1214 LONDON AVENUE	MANTECA	CA	95336	OWNER-OCC	SFR	360	90.00	0.00	6.150	5/1/2003	4/1/2033	1675.79	275,067.00	274,533.49	274,264.68	ARM	4.250	12.150	6.150	1.000	1.000	4/1/2005	PURCHASE	6.150	Stated	AA	649	310,000.00	305,630	1	3/21/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5275052	74427733	EDWARDS	7718 23RD ST W	UNIVERSITY PLACE	WA	98466	OWNER-OCC	SFR	360	90.00	0.00	6.500	6/1/2003	5/1/2033	853.3	135,000.00	134,877.95	134,755.24	ARM	4.250	12.500	6.500	1.000	1.000	5/1/2005	REFI-CASH OUT	6.500	Stated	AA	664	150,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5275110	74427790	PEKAREK	3611 332ND STREET EAST	EATONVILLE	WA	98328	OWNER-OCC	MANUMOBL	360	80.00	0.00	7.200	6/1/2003	5/1/2033	923.16	136,000.00	135,892.84	135,785.04	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.200	Stated	A	670	170,000.00	0	1	4/17/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5275185	74427865	MARSHALL-DEWITT	6848 SMITH RD	OAKDALE	CA	95361	OWNER-OCC	SFR	360	50.00	0.00	7.200	6/1/2003	5/1/2033	1476.37	217,500.00	217,328.63	217,156.23	ARM	4.990	13.200	7.200	1.000	1.000	5/1/2005	REFI-CASH OUT	7.200	Stated	A	628	435,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5275250	74427931	MCBENGE	708 3RD AVE W	TWIN FALLS	ID	83301	OWNER-OCC	SFR	360	85.00	0.00	9.300	6/1/2003	5/1/2033	842.83	102,000.00	101,894.93	101,894.93	ARM	5.990	15.300	9.300	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.300	Full	B	540	120,000.00	0	1	5/2/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5275458	74428145	WEESE	7990 HARTMAN RD	WADSWORTH	OH	44281	OWNER-OCC	SFR	180	80.00	94.28	6.800	5/1/2003	4/1/2018	2485.52	280,000.00	278,043.83	277,133.69	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.800	Stated	A-	671	350,000.00	0	1	3/31/2003	177	6/1/2003	Group I	6 MO LIBOR	6	N
5275722	74428400	IMHOLTE	616 9TH AVENUE	ST CLOUD	MN	56303	NON OWNER	SFR	360	80.00	0.00	9.000	6/1/2003	5/1/2033	579.33	72,000.00	71,960.67	71,921.05	ARM	5.750	15.000	9.000	1.000	1.000	5/1/2005	REFI-CASH OUT	9.000	Full	A-	529	90,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5275748	74428426	CLAMMER	5930 HIGHWAY 85 UNIT 303	RIVERDALE	GA	30274	NON OWNER	SFR	360	80.00	0.00	5.750	5/1/2003	4/1/2033	1540.64	264,000.00	263,447.40	263,169.11	ARM	4.250	11.750	5.750	1.000	1.000	4/1/2005	REFI-NO CASHOUT	5.750	Stated	AA	731	330,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5275789	74428467	KEEN	40026 EUREKA ROAD	MAGNOLIA	TX	77354	OWNER-OCC	PUD	360	75.56	0.00	7.875	6/1/2003	5/1/2033	1972.19	272,000.00	271,623.58	271,623.58	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.875	Stated	A-	612	360,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5275862	74428541	SCHLIEGER	W6561 N LAKE SHORE DR	ELKHORN	WI	53121	OWNER-OCC	SFR	360	75.00	0.00	9.550	6/1/2003	5/1/2033	886.73	105,000.00	104,948.89	104,837.38	ARM	5.750	15.550	9.550	1.000	1.000	5/1/2005	REFI-CASH OUT	9.550	Stated	A-	508	140,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5275953	74428632	CLAMMER	5930 HIGHWAY 85 UNIT 204	RIVERDALE	GA	30274	NON OWNER	SFR	360	80.00	0.00	5.750	5/1/2003	4/1/2033	1540.64	264,000.00	263,447.40	263,169.11	ARM	4.250	11.750	5.750	1.000	1.000	4/1/2005	REFI-NO CASHOUT	5.750	Stated	AA	731	330,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5276050	74428731	JOSEPH	412 W EIGHTH STREET	CHARLOTTE	NC	28202	OWNER-OCC	2-4 UNITS	360	74.44	0.00	7.450	5/1/2003	4/1/2033	2087.39	300,000.00	299,548.82	299,320.53	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.450	Stated	A	629	403,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5276092	74428772	CLAMMER	5930 HIGHWAY 85 402	RIVERDALE	GA	30274	NON OWNER	SFR	360	80.00	0.00	5.750	5/1/2003	4/1/2033	1540.64	264,000.00	263,447.40	263,169.11	ARM	4.250	11.750	5.750	1.000	1.000	4/1/2005	REFI-NO CASHOUT	5.750	Stated	AA	731	330,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5276134	74428814	YORK	8543 W CO ROAD 750 NORTH	GREENCASTLE	IN	46135	OWNER-OCC	MANUMOBL	360	85.00	0.00	10.200	6/1/2003	5/1/2033	978.51	109,650.00	109,556.84	109,556.84	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	10.200	Full	A-	575	129,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5276142	74428822	GUZMAN	101 COWPOKE CIRCLE	WIMBERLEY	TX	78676	OWNER-OCC	MANUMOBL	360	90.00	95.00	9.750	7/1/2003	6/1/2033	603.13	70,200.00	70,167.25	70,167.25	ARM	5.350	15.750	9.750	1.000	1.000	6/1/2005	PURCHASE	9.750	Full	A-	593	95,000.00	78,000	1	5/23/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5276191	74679283	PHILLIPS	28723 PORTALES DRIVE	CATHEDRAL CITY	CA	92234	OWNER-OCC	CONDO	360	80.00	0.00	9.250	7/1/2003	6/1/2033	559.42	68,000.00	68,000.00	67,964.75	ARM	5.750	15.250	9.250	1.000	1.000	6/1/2005	PURCHASE	9.250	Full	A-	507	85,000.00	85,000	1	6/3/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5276208	74428889	LIMPERT	4282 CLAGUE RD	NORTH OLMSTED	OH	44070	OWNER-OCC	SFR	360	44.69	0.00	10.900	7/1/2003	6/1/2033	477.12	50,500.00	50,481.59	50,481.59	ARM	8.750	16.900	10.900	1.000	1.000	6/1/2005	REFI-NO CASHOUT	10.900	Full	D	740	113,000.00	0	1	5/20/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5276217	74428897	KUTLIK	170 LANDORS	STONEVILLE	NC	27048	OWNER-OCC	SFR	360	90.00	0.00	9.510	5/1/2003	4/1/2033	992.23	117,900.00	117,783.80	117,725.01	ARM	4.990	15.510	9.510	1.000	1.000	4/1/2005	REFI-CASH OUT	9.510	Full	A-	564	131,000.00	0	1	3/24/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5276472	74429153	CEALBA	5987 GREENFIELD AVENUE	RIVERSIDE	CA	92506	OWNER-OCC	SFR	360	66.67	0.00	7.050	5/1/2003	4/1/2033	668.66	100,000.00	99,836.62	99,753.33	ARM	6.750	13.050	7.050	1.000	1.000	4/1/2005	REFI-CASH OUT	7.050	Stated	A	645	150,000.00	0	1	3/25/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5276569	74429262	ALVAREZ	64 MAPLE AVENUE	DANBURY	CT	06810	OWNER-OCC	2-4 UNITS	360	80.00	0.00	7.950	6/1/2003	5/1/2033	2015.59	276,000.00	275,812.92	275,624.60	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.950	Stated	A	609	345,000.00	0	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5277082	74429754	BOURNE	700 IOLA STREET	AURORA	CO	80010	NON OWNER	SFR	360	75.00	0.00	6.500	6/1/2003	5/1/2033	900.7	142,500.00	142,371.18	142,241.66	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	663	190,000.00	0	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5277157	74429820	FITZPATRICK	1704 HACKWORTH HILL	OTWAY	OH	45657	OWNER-OCC	MANUMOBL	360	80.00	0.00	9.100	6/1/2003	5/1/2033	584.53	72,000.00	71,922.67	71,922.87	ARM	6.750	15.100	9.100	1.000	1.000	5/1/2005	REFI-CASH OUT	9.100	Full	A-	516	90,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5277173	74429846	KIRBY	2720 W BLOUNT ST	PENSACOLA	FL	32501	NON OWNER	SFR	360	70.00	0.00	8.550	6/1/2003	5/1/2033	205.46	26,600.00	26,584.05	26,567.58	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.550	Stated	A	668	38,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5277249	74429911	NUTTALL	131 HICKORY STREET	ROCKINGHAM	NC	28379	OWNER-OCC	MANUMOBL	360	80.00	89.85	10.700	6/1/2003	5/1/2033	513.21	55,200.00	55,178.99	55,157.79	ARM	5.990	16.700	10.700	1.000	1.000	5/1/2005	REFI-NO CASHOUT	10.700	Full	B	510	69,000.00	0	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5277264	74429937	COCHRAN	17814 HAWTHORNE AVE	ANDERSON	CA	96007	OWNER-OCC	MANUMOBL	360	90.00	0.00	7.750	5/1/2003	4/1/2033	1096.12	153,000.00	152,783.34	152,673.65	ARM	4.990	13.750	7.750	1.000	1.000	4/1/2005	REFI-CASH OUT	7.750	Full	A	618	170,000.00	0	1	4/4/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5277280	74429952	LEPE	8147 CALAIS COURT	STOCKTON	CA	95210	OWNER-OCC	SFR	360	65.07	0.00	5.250	6/1/2003	5/1/2033	669.57	121,255.00	121,115.92	120,976.23	ARM	4.250	11.250	5.250	1.000	1.000	5/1/2005	REFI-CASH OUT	5.250	Stated	AA	649	186,500.00	0	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5277520	74430208	FRISBIE	538 N TRACY ST	WICHITA	KS	67212	OWNER-OCC	SFR	360	85.00	0.00	11.700	8/1/2003	7/1/2033	376.09	37,400.00	37,400.00	37,400.00	ARM	8.250	17.700	11.700	1.000	1.000	7/1/2005	REFI-CASH OUT	11.700	Full	B-	473	44,000.00	0	1	6/13/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5277768	74430448	POWELL	238 AQUAMARINE AVENUE	PENSACOLA	FL	32505	NON OWNER	SFR	360	75.00	0.00	5.750	6/1/2003	5/1/2033	262.61	45,000.00	44,953.02	44,905.81	ARM	4.250	11.750	5.750	1.000	1.000	5/1/2005	REFI-CASH OUT	5.750	Stated	AA	686	60,000.00	0	1	4/16/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5277777	74430455	DUNN	33 S SUGAR LOOP LANE	NAMPA	ID	83686	NON OWNER	PUD	360	80.00	0.00	6.000	7/1/2003	6/1/2033	551.59	92,000.00	92,000.00	91,908.41	ARM	4.250	12.000	6.000	1.000	1.000	6/1/2005	REFI-NO CASHOUT	6.000	Full	AA	637	115,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5277793	74430471	DUNN	35 S SUGAR LOOP LANE	NAMPA	ID	83686	NON OWNER	PUD	360	80.00	0.00	6.000	7/1/2003	6/1/2033	551.59	92,000.00	92,000.00	91,908.41	ARM	4.250	12.000	6.000	1.000	1.000	6/1/2005	REFI-NO CASHOUT	6.000	Full	AA	637	115,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5278122	74430754	VAN BUREN	837 OAKLAND ROAD	SWORDS CREEK	VA	24649	OWNER-OCC	SFR	360	85.00	0.00	11.800	6/1/2003	5/1/2033	893.99	88,230.00	88,203.60	88,176.95	ARM	8.250	17.800	11.800	1.000	1.000	5/1/2005	REFI CASH OUT	11.800	Full	B-	484	103,800.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5278148	74430810	ANDERSON III	781 CAMERON	PONTIAC	MI	48340	OWNER-OCC	SFR	360	84.62	0.00	9.600	7/1/2003	6/1/2033	932.98	110,000.00	110,000.00	109,947.02	ARM	6.250	15.600	9.600	1.000	1.000	6/1/2005	REFI-CASH OUT	9.600	Full	A-	511	130,000.00	0	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5278197	74430869	USHER	2158 WICKLOW PL	POINT ROBERTS	WA	98281	OWNER-OCC	SFR	360	90.00	0.00	6.250	6/1/2003	5/1/2033	1812.06	294,300.00	293,740.05	293,740.05	ARM	4.250	12.250	6.250	1.000	1.000	5/1/2005	REFI-CASH OUT	6.250	Full	AA	623	327,000.00	0	1	5/9/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5278213	74430885	WIEGAND	75 THAYER ROAD	LOCKHART	TX	78644	OWNER-OCC	MANUMOBL	360	80.00	0.00	9.900	7/1/2003	6/1/2033	612.62	70,400.00	70,368.18	70,368.18	ARM	4.990	15.900	9.900	1.000	1.000	6/1/2005	REFI-CASH OUT	9.900	Stated	A	613	88,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5278254	74430927	JANGABA	8208 LEOLA WAY	SACRAMENTO	CA	95824	OWNER-OCC	SFR	360	84.75	0.00	8.950	7/1/2003	6/1/2033	1201.55	150,000.00	150,000.00	149,917.20	ARM	5.990	14.950	8.950	1.000	1.000	6/1/2005	REFI-NO CASHOUT	8.950	Full	B	488	177,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5278258	74431068	GONI	415 N LINCOLN AVENUE	LODI	CA	95240	OWNER-OCC	SFR	360	71.43	0.00	6.625	6/1/2003	5/1/2033	960.47	150,000.00	149,734.57	149,734.57	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.625	Stated	AA	653	210,000.00	0	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5278395	74431025	BELL	612 SW MAPLE WAY	SEATTLE	WA	98136	NON OWNER	SFR	360	52.63	0.00	6.500	5/1/2003	4/1/2033	948.11	150,000.00	149,725.05	149,590.97	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	704	285,000.00	0	1	4/2/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5278452	74431123	GONCHAR	13801 13TH AVENUE SOUTH	TACOMA	WA	98444	OWNER-OCC	SFR	360	80.00	0.00	6.000	6/1/2003	5/1/2033	1295.03	216,000.00	215,784.97	215,568.86	ARM	4.250	12.000	6.000	1.000	1.000	5/1/2005	REFI-CASH OUT	6.000	Full	AA	710	270,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5278528	74431198	TERRY	23 MAPLE DRIVE	LINDENHURST	NY	11757	OWNER-OCC	SFR	360	64.91	0.00	6.625	6/1/2003	5/1/2033	1142.58	178,500.00	178,342.51	178,164.15	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.625	Stated	AA	754	275,000.00	0	1	4/3/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5278585	74431255	SWENSON	18609 79TH AVENUE CT EAST	PUYALLUP	WA	98375	NON OWNER	2-4 UNITS	360	80.00	0.00	7.000	7/1/2003	6/1/2033	1540.85	231,600.00	231,600.00	231,410.15	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.000	Full	AA	728	289,500.00	0	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5278527	74431297	HENDERSON	5101 ACCRINGTON WAY	SACRAMENTO	CA	95823	OWNER-OCC	SFR	360	84.07	0.00	8.550	6/1/2003	5/1/2033	1785.93	231,200.00	231,061.37	230,921.75	ARM	5.990	14.550	8.550	1.000	1.000	5/1/2005	REFI-NO CASHOUT	8.550	Full	B	570	275,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N

Prepared by: Ron Ordonez
Sr. Bus Ops Analyst
LBMC Capital Markets

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.364 WA Rate — 352.83 WA Rterm — 10,143 Loan Count — $1,831,132,610.12 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV
5278908	74431339	BELL	319 325 KELLEY COURT	SACRAMENTO	CA	95838	NON OWNER	2-4 UNITS	360	65.00	0.00
5278700	74431370	KRUCINA	1609 SUMMIT WAY	DUNEDIN	FL	34698	OWNER-OCC	SFR	360	85.00	0.00
5279120	74431703	SANCHEZ	8605 S BRYAN AVENUE	FRESNO	CA	93706	OWNER-OCC	SFR	360	95.00	0.00
5279435	74432077	CRUZ	5763 E SIVERLY LANE	FRESNO	CA	93727	OWNER OCC	SFR	360	80.00	100.00
5279709	74432451	FRANZO	403 MADRID STREET	HEMET	CA	92545	OWNER OCC	SFR	360	80.00	0.00
5279922	74432584	BORRELLI III	13 CORA STREET	NORTH PROVIDENCE	RI	2911	OWNER-OCC	SFR	360	80.00	0.00
5279948	74432600	JIMENEZ	18208 SIESTA DRIVE	APPLE VALLEY	CA	92307	OWNER OCC	SFR	360	87.94	0.00
5280102	74432766	LIRIANO	18 WOODMERE AVENUE	WEST HARTFORD	CT	6119	OWNER-OCC	SFR	360	95.00	0.00
5280110	74432774	EDWARDS	16516 S KEDZIE AVE	MARKHAM	IL	60426	NON OWNER	SFR	360	85.00	0.00
5280128	74432782	HAWKINS	5041 W WINDSOR WAY	MUSTANG	OK	73064	OWNER-OCC	SFR	360	85.00	0.00
5280136	74432790	JACKSON	122 PRIVATE ROAD 2354	DECATUR	TX	76234	OWNER OCC	MANU/MOBIL	360	85.00	0.00
5280169	74432824	DOWDY	120 JOE ABBEY LANE	DARBY	MT	59829	OWNER-OCC	SFR	300	42.64	0.00
5280177	74432832	MICHAELIS IV	139 CHICKEN CREEK RD	LIVINGSTON	MT	59047	2ND HOME	SFR	360	54.55	0.00
5280185	74432840	MCQUEEN	12724 KENTUCKY ST	DETROIT	MI	48238	OWNER-OCC	SFR	360	90.00	0.00
5280201	74432865	POPE	257 RIDGEWAY STREET	KINGSLAND	TX	78639	OWNER-OCC	MANU/MOBIL	360	85.00	100.00
5280250	74432915	GORMAN	4001 LAWN	KANSAS CITY	MO	64130	NON OWNER	SFR	180	80.00	0.00
5280458	74433111	HINOJALES	11958 KNOEFLER DRIVE	RIVERSIDE	CA	92505	OWNER OCC	SFR	360	75.00	0.00
5280524	74433186	THEMA	2455 E TERM ST	BURTON	MI	48519	OWNER-OCC	MANU/MOBIL	360	85.00	0.00
5280615	74433277	LUCAS WIEAND	1276 JAMESTOWN PLACE	CHULA VISTA	CA	91913	OWNER OCC	SFR	360	78.99	0.00
5280631	74433293	CRAWFORD	140 LAKE SHORE DRIVE	PINE BUSH	NY	12566	OWNER OCC	SFR	360	82.50	0.00
5280656	74433319	HELFEN	540 KELTON AVENUE #506	LOS ANGELES	CA	90024	OWNER OCC	CONDO	360	85.00	0.00
5280672	74433335	WILLIS	9183-9185 PREVOST ST	DETROIT	MI	48228	NON OWNER	2-4 UNITS	360	80.00	0.00
5280714	74433378	BETTINI	904 COTTAGE STREET S	VIENNA	VA	22180	OWNER OCC	SFR	360	80.00	100.00
5280854	74433517	IBEY	12185 BUFFALO SPEEDWAY	MISSOULA	MT	59808	OWNER OCC	SFR	360	79.82	0.00
5280904	74433566	MANSFIELD	16525 FARLEY ROAD	MIDDLEFIELD	OH	44062	OWNER-OCC	SFR	360	85.00	0.00
5280979	74433632	CARNEVALE	182 STEPHENS LANE	VERONA	PA	15147	OWNER-OCC	SFR	360	85.00	0.00
5281076	74433731	GALVAN	615 FRED TERRY ROAD	LOCUST FORK	AL	35097	OWNER-OCC	MANU/MOBIL	360	85.43	95.42
5281332	74433908	HERNANDEZ	2506 E SWAIN ROAD	STOCKTON	CA	95210	OWNER-OCC	SFR	360	80.00	100.00
5281423	74434085	MISURADZE	1626-1628 W 54TH ST	LOS ANGELES	CA	90062	NON OWNER	2-4 UNITS	360	90.00	0.00
5281431	74434093	BOWERS	36 ATKINS RD UNIT G1	SANDWICH	MA	2537	OWNER OCC	CONDO	360	85.00	0.00
5281498	74434150	MEJIA	15070 FIR AVE	HESPERIA	CA	92345	OWNER-OCC	SFR	360	80.00	100.00
5281639	74434358	SOCOL	100 DEBORAH LANE #26A	WHEELING	IL	60090	OWNER OCC	CONDO	360	70.00	0.00
5281692	74434382	BIERBAUM	224 VAN AERNEM RD	BALLSTON SPA	NY	12020	OWNER-OCC	SFR	360	84.47	0.00
5281670	74434390	MARADIAGOL	3858 W DIVISION AVE	CHICAGO	IL	60651	OWNER OCC	SFR	360	66.67	0.00
5281688	74434406	GRANADOS	4553 16TH ST	RACINE	WI	53405	OWNER OCC	SFR	360	85.00	0.00
5281712	74434432	VALCARCEL	1 ELIZABETH PLACE	SOUTH NYACK	NY	10960	OWNER OCC	2-4 UNITS	360	79.25	0.00
5281787	74434507	NELSON	4031 S INDIANA AVE #1-SOUTH	CHICAGO	IL	60653	OWNER-OCC	CONDO	360	80.00	100.00
5281829	74434549	CASEY	11354 S PEORIA STREET	CHICAGO	IL	60643	OWNER-OCC	SFR	360	75.00	0.00
5281845	74434564	LIM	8714 SOUTH ASOTIN	TACOMA	WA	98444	OWNER-OCC	SFR	360	85.00	0.00
5282165	74434887	BENSON	15634 32ND AVENUE	CLEARLAKE	CA	95422	NON OWNER	SFR	360	80.00	0.00
5282215	74434937	PRISCO	12509 83RD STREET COURT	ANDERSON ISLAND	WA	98303	OWNER OCC	PUD	360	80.00	100.00
5282256	74434978	MC CUTCHAN	1325 WILSON ROAD	CLOVERDALE	CA	95425	NON OWNER	SFR	360	80.00	0.00
5282280	74435009	DOUGLAS	317 W FRANKLIN STREET	BINGEN	WA	98605	OWNER-OCC	SFR	360	75.00	0.00
5282298	74435017	RITCHIE	22672 NOBLES TRAIL ROAD	ANDERSON	CA	96007	OWNER-OCC	MANU/MOBIL	360	75.00	0.00
5282306	74435025	DIAZ	6827 ARTHUR STREET	OAKLAND	CA	94605	OWNER OCC	SFR	360	90.00	0.00
5282496	74435215	VICKERS	710 S CONCHO	SONORA	TX	76950	OWNER OCC	MANU/MOBIL	360	71.80	0.00
5282603	74435322	CROSS	17255 SOUTH PASSLEY ROAD	BROOKINGS	OR	97415	OWNER-OCC	SFR	360	85.00	0.00
5282694	74435413	HOLGUIN	2328 CHRYSLER DR	MODESTO	CA	95350	OWNER-OCC	SFR	360	47.33	0.00
5282728	74435447	FIELD	8103 PHEASANT DR	MISSOULA	MT	59808	OWNER OCC	SFR	360	90.00	0.00
5282736	74435454	MCGEE	3417 STATE STREET	MADERA	CA	93638	OWNER OCC	SFR	360	80.00	95.00
5282801	74435520	LOPEZ	1004 S 3RD STREET	FRESNO	CA	93702	OWNER OCC	SFR	360	80.00	0.00
5282827	74435546	LANG	11436 GENEVA ST	CINCINNATI	OH	45240	OWNER OCC	SFR	360	90.00	0.00
5283163	74435884	SURLA	1105 PIPIT DRIVE	PATTERSON	CA	95363	OWNER OCC	SFR	360	80.00	100.00
5283312	74436031	ADKINS	803 108TH ST S	TACOMA	WA	98444	OWNER-OCC	SFR	360	95.00	0.00
5283320	74436049	WILLIAMS	1120 90TH AVENUE	OAKLAND	CA	94603	NON OWNER	SFR	360	64.54	0.00
5283486	74436205	ESTRELLA	4672 PALOMA AVENUE	SAN JOSE	CA	95111	OWNER OCC	SFR	360	67.42	0.00
5283536	74436254	LUTTRELL	1115 N MOLALLA AVENUE	MOLALLA	OR	97038	OWNER OCC	MANU/MOBIL	360	80.00	0.00
5283676	74436365	AYALA	13360 WENTWORTH STREET	LOS ANGELES	CA	91331	OWNER-OCC	SFR	180	55.29	0.00
5283684	74436403	FONSECA	707 ROUNDTREE COURT	SACRAMENTO	CA	95831	NON OWNER	PUD	360	90.00	0.00
5283726	74436445	STRACHAN	45511 SUNNY VIEW DR	AHWAHNEE	CA	93601	OWNER OCC	MANU/MOBIL	360	77.33	0.00
5283775	74436494	TREVINO JR	RT 1 BOX 82M 1/2 MILE N EXPRWY 77	RAYMONDVILLE	TX	78580	OWNER-OCC	SFR	360	80.00	0.00
5283965	74436676	KNAPP	7306 CHAPMAN PLACE A & B	GOLETA	CA	93117	NON OWNER	2-4 UNITS	360	57.06	0.00
5283981	74436692	LYLES	9808 W 350N	THORNTOWN	IN	46071	OWNER-OCC	SFR	360	65.00	0.00
5284047	74436759	WEEKS	121 GODFREY ST	BUFFALO	NY	14215	OWNER OCC	SFR	360	75.00	0.00
5284104	74436817	PERSCHBACHER	2012 NE 18 MILE ROAD	CEDAR SPRINGS	MI	49319	OWNER-OCC	SFR	360	85.00	0.00
5284120	74436833	GONZALES	305 AVENIDA DE VERONICA	TAOS	NM	87571	OWNER-OCC	MANU/MOBIL	360	80.00	95.38
5284161	74436874	HALL	74 LARK ST	BUFFALO	NY	14215	NON OWNER	SFR	360	70.00	0.00
5284302	74437013	KIVLER	126 RINCON LOOP	TIJERAS	NM	87059	OWNER-OCC	SFR	360	90.00	0.00
5284369	74437070	CORONA	3817 E SPRING AVENUE	ORANGE	CA	92869	OWNER OCC	SFR	360	73.08	0.00
5284476	74437187	SLAPE	2229 NW 14TH STREET	OKLAHOMA CITY	OK	73107	OWNER-OCC	SFR	360	80.00	0.00
5284542	74437252	SOLARES	17106 SATICOY STREET	LOS ANGELES	CA	91406	OWNER OCC	SFR	180	37.74	0.00
5284583	74437294	ROMERO	3570 GLENALBYN DRIVE	LOS ANGELES	CA	90065	NON OWNER	SFR	360	75.00	0.00
5284591	74437302	RANKINS	11 STIRLING COURT	MIDDLETOWN	CT	6457	OWNER-OCC	PUD	360	90.00	0.00
5284625	74437336	WILKERSON	13168 QUADE LANE	WOODBRIDGE	VA	22193	OWNER-OCC	SFR	360	79.94	0.00
5284955	74590914	ALCALA	227 WISTERIA AVE	LOS BANOS	CA	93635	OWNER-OCC	SFR	360	85.00	0.00
5285028	74437732	DAVIS	24421 KINGSTON COURT #123	LAGUNA HILLS	CA	92653	OWNER-OCC	CONDO	360	90.00	0.00
5285036	74437740	SOWDEN JR	4025 68TH STREET	URBANDALE	IA	50322	OWNER OCC	SFR	180	80.00	0.00
5285051	74437765	PORCHER	303 CANARBERRY CIRCLE	SUMMERVILLE	SC	29483	OWNER OCC	SFR	360	81.42	0.00
5285143	74437858	CAVAZOS	537-543 E ELIZABETH ST	PASADENA	CA	91104	OWNER-OCC	2-4 UNITS	360	82.31	0.00
5285200	74437914	ESPINOZA	872 S LILYWILD AVENUE	RIALTO	CA	92376	OWNER OCC	SFR	180	59.46	0.00
5285325	74438052	TRINIDAD III	1323 HEATHER LANE	DUARTE	CA	91010	OWNER OCC	PUD	360	90.00	0.00
5285374	74438102	BLACKMAN	4281 WEST 78TH STREET	CHICAGO	IL	60652	OWNER OCC	CONDO	360	80.00	100.00
5285382	74438110	ERICKSON	21 AVERY RD	HOLDEN	MA	1520	OWNER OCC	SFR	360	64.72	0.00
5285416	74438144	ORTIZ	34 NOBLE STREET	STAMFORD	CT	6902	OWNER-OCC	2-4 UNITS	360	75.00	0.00
5285531	74438268	KERANEN	360 N ROPE PLACE	SISTERS	OR	97759	OWNER OCC	SFR	360	80.00	100.00
5285614	74438342	HARDY	19129 METZ ROAD	SANGER	TX	76266	OWNER OCC	MANU/MOBIL	360	80.00	0.00
5285622	74438358	VARGAS	33 INLET DRIVE	BAY POINT	CA	94565	OWNER-OCC	SFR	360	71.67	0.00
5285762	74438490	FINNEY	836 PUTTNEY PLACE	WINDSOR	CA	95492	OWNER-OCC	SFR	360	90.00	0.00
5285788	74438518	SHARP	744 MANZANITA LANE	NAPA	CA	94558	OWNER-OCC	SFR	360	50.00	0.00
5285911	74438649	JOHNSON	665 SW SAINT CHARLES WAY	SHERWOOD	OR	97140	OWNER-OCC	SFR	360	67.91	0.00
5285960	74438698	FLORES	145 MARLIN COURT 61	SAN FRANCISCO	CA	94124	OWNER-OCC	CONDO	360	90.00	0.00
5286000	74438730	NAREZ	44649 RATSACK AVENUE	LANCASTER	CA	93536	OWNER-OCC	SFR	360	80.00	100.00
5286034	74438763	LEDBETTER	1180 OLD HIGHWAY 99 N RD	BELLINGHAM	WA	98225	OWNER-OCC	SFR	360	70.00	0.00
5286141	74438870	SOLLIE	4502 70TH AVE W	UNIVERSITY PLACE	WA	98466	OWNER-OCC	SFR	360	90.00	0.00
5286224	74438953	HUDSON	34 SANTA AGATHA	RNCHO STA MARGARITA	CA	92688	OWNER OCC	CONDO	360	80.00	100.00
5286273	74439001	VARGAS	2929 PLYMOUTH DRIVE	PITTSBURG	CA	94565	OWNER-OCC	PUD	360	80.00	100.00
5286349	74439050	BAPTISTA	829 PROSPECTOR DR	STOCKTON	CA	95210	OWNER-OCC	SFR	360	85.00	0.00
5286414	74439126	MEYERS	61 STEVENS AVE	OLD BRIDGE	NJ	8857	OWNER-OCC	SFR	360	87.14	0.00
5286489	74439191	SIMONDS	2071 STATE ROAD	MOSIER	OR	97040	OWNER-OCC	SFR	360	85.00	0.00
5286539	74439241	KENYON	6742 66 REEDWAY STREET	PORTLAND	OR	97206	OWNER-OCC	2-4 UNITS	360	90.00	0.00
5286648	74439357	ZAGRSKI	4223 4225 SAINT CLAUDE AVENUE	NEW ORLEANS	LA	70117	OWNER OCC	2-4 UNITS	360	69.17	100.00
5286661	74439373	RODRIGUEZ	16950 WESTERMAN COURT	HAYWARD	CA	94541	OWNER-OCC	SFR	360	80.00	100.00
5286810	74439522	ALVARADO	1952 18TH STREET	SAN PABLO	CA	94806	OWNER-OCC	SFR	360	80.00	100.00
5286950	74439662	AREF	3666 5TH AVENUE	LOS ANGELES	CA	90018	NON OWNER	SFR	360	80.00	0.00
5287040	74439753	TIRADO	2132 & 2134 N F STREET	STOCKTON	CA	95205	NON OWNER	2-4 UNITS	360	72.99	0.00
5287057	74439761	KHAM-AVONE	5611 34TH AVENUE	SACRAMENTO	CA	95824	OWNER-OCC	SFR	360	80.00	0.00
5287164	74439878	THOMAS	1943 CHESTNUT AVENUE	ANTIOCH	CA	94509	OWNER-OCC	SFR	360	80.00	100.00
5287198	74439902	SMITH	74 SALISBURY DRIVE	PITTSBURG	CA	94565	OWNER OCC	SFR	360	89.47	0.00
5287326	74440090	CLARK	2420 E DARTMOUTH AVE	MUNCIE	IN	47303	OWNER-OCC	SFR	180	50.00	0.00
5287417	74440124	HERNANDEZ	7306 ROUNDROCK PARK LANE	RICHMOND	TX	77469	OWNER-OCC	PUD	360	80.00	100.00
5287685	74440397	STUCKART	7308 SURF DR	KEMPTON	PA	19529	OWNER-OCC	SFR	360	80.00	0.00
5287719	74440421	AMBROSE	20 TAMARACK AVE	DANBURY	CT	6811	OWNER-OCC	SFR	360	65.00	0.00
5287735	74440447	COFRAL JR	20212 ARCHWOOD STREET	LOS ANGELES	CA	91306	OWNER-OCC	SFR	360	85.00	0.00
5287818	74440520	DAVIS JR	806 ELM STREET	FLOSSMOOR	IL	60422	OWNER OCC	SFR	360	85.00	0.00
5287826	74440538	LEBOVICH	17500 SHERMAN WAY 102	LOS ANGELES	CA	91406	OWNER OCC	CONDO	360	80.00	100.00
5287990	74440702	GALER	4316 GRAYTON ST	DETROIT	MI	48224	OWNER OCC	SFR	360	80.00	100.00
5288196	74442500	MADER	517 DECATUR ROAD	STAFFORD	VA	22554	OWNER-OCC	SFR	360	80.00	0.00
5288329	74441031	COBBIN II	3464 GRAY STREET	DETROIT	MI	48215	NON OWNER	2-4 UNITS	360	80.00	90.00
5288337	74441049	COBBIN II	2573-75 GRAY STREET	DETROIT	MI	48215	NON OWNER	2-4 UNITS	360	80.00	90.00
5288352	74441056	COBBIN II	2508-10 GRAY STREET	DETROIT	MI	48215	NON OWNER	2-4 UNITS	360	80.00	90.00
5288410	74441114	KNOX	3082 METERS	DETROIT	MI	48227	NON OWNER	SFR	360	75.00	0.00
5288444	74441148	RAIFORD	45 BALDWIN ROAD	HEMPSTEAD	NY	11550	OWNER-OCC	SFR	360	80.00	100.00
5288857	74441544	LANIGHAN	871 MERICREST STREET	BRENTWOOD	CA	94513	OWNER-OCC	SFR	360	74.98	0.00
5288907	74441593	SALAZAR	33 BIRCH TRAIL	WHEELING	IL	60090	OWNER-OCC	SFR	360	95.00	0.00
5288964	74441650	LA PLANTE	3050 W SAGINAW WAY #101-104	FRESNO	CA	93722	NON OWNER	2-4 UNITS	360	75.00	0.00
5289188	74441890	TRUJILLO	904 W 105TH ST	LOS ANGELES	CA	90044	OWNER-OCC	SFR	360	95.00	0.00
5289194	74441908	ROBIE	4442 NEW YORK AVENUE	GLENDALE	CA	91214	OWNER-OCC	SFR	360	70.00	0.00
5289707	74441918	LINDSEY	2338 RED RIVER DRIVE	MESQUITE	TX	75150	OWNER-OCC	SFR	360	89.36	0.00

LOAN NUMBER	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY P&I	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE
5278908	10.050	6/1/2003	5/1/2033	1145.65	130,000.00	129,943.10	129,885.72	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5278700	11.200	8/1/2003	7/1/2033	1286.96	133,025.00	133,025.00	133,025.00	ARM	5.990	17.200	11.200	1.000	1.000	7/1/2005	REFI-CASH OUT
5279120	7.700	7/1/2003	6/1/2033	745.05	104,500.00	104,420.54	104,420.54	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5279435	6.950	6/1/2003	5/1/2033	849.95	128,400.00	128,293.70	128,186.78	ARM	4.990	12.950	6.950	1.000	1.000	5/1/2005	PURCHASE
5279709	7.700	6/1/2003	5/1/2033	1283.33	180,000.00	179,874.30	179,874.30	ARM	4.990	13.700	7.700	1.000	1.000	5/1/2005	REFI-CASH OUT
5279922	9.400	6/1/2003	5/1/2033	1320.38	158,400.00	158,240.22	158,240.22	ARM	5.750	15.400	9.400	1.000	1.000	5/1/2005	REFI-CASH OUT
5279948	8.800	6/1/2003	5/1/2033	1130.1	143,000.00	142,918.57	142,836.54	ARM	4.990	14.800	8.800	1.000	1.000	5/1/2005	REFI-CASH OUT
5280102	6.950	7/1/2003	6/1/2033	1540.03	232,650.00	232,457.40	232,457.40	ARM	4.750	12.950	6.950	1.000	1.000	6/1/2005	PURCHASE
5280110	7.100	6/1/2003	5/1/2033	1135.75	169,150.00	169,014.05	168,877.30	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5280128	9.250	6/1/2003	5/1/2033	632.85	76,925.00	76,817.11	76,776.30	ARM	5.990	15.250	9.250	1.000	1.000	5/1/2005	REFI-CASH OUT
5280136	9.650	6/1/2003	5/1/2033	731.22	85,850.00	85,787.85	85,767.85	ARM	5.750	15.650	9.650	1.000	1.000	5/1/2005	REFI-NO CASHOUT
5280169	10.150	6/1/2003	5/1/2033	693.17	78,000.00	77,966.46	77,932.76	ARM	5.990	16.150	10.150	1.000	1.000	5/1/2005	REFI-CASH OUT
5280177	7.600	6/1/2003	5/1/2033	423.65	60,000.00	59,956.22	59,912.42	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5280185	9.350	6/1/2003	5/1/2033	507.82	61,200.00	61,168.93	61,137.62	ARM	5.750	15.350	9.350	1.000	1.000	5/1/2005	REFI-CASH OUT
5280201	9.100	7/1/2003	6/1/2033	662.46	81,600.00	81,518.80	81,518.80	ARM	4.990	15.100	9.100	1.000	1.000	6/1/2005	PURCHASE
5280250	8.375	5/1/2003	4/1/2018	239.54	27,600.00	27,322.80	27,322.80	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5280458	9.900	6/1/2003	5/1/2033	1762.14	202,500.00	202,408.49	202,316.22	ARM	5.990	15.900	9.900	1.000	1.000	5/1/2005	REFI-CASH OUT
5280524	7.650	7/1/2003	6/1/2033	639.26	90,100.00	90,100.00	90,035.11	ARM	5.490	13.650	7.650	1.000	1.000	6/1/2005	REFI-CASH OUT
5280615	5.750	7/1/2003	6/1/2033	1820.75	312,000.00	312,000.00	311,674.25	ARM	4.250	11.750	5.750	1.000	1.000	6/1/2005	PURCHASE
5280631	8.650	5/1/2003	4/1/2033	1029.04	132,000.00	131,844.38	131,763.70	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5280656	6.600	6/1/2003	5/1/2033	1438.58	225,250.00	225,050.30	224,849.50	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5280672	8.625	7/1/2003	6/1/2033	[illegible]	70,400.00	70,337.89	70,337.89	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5280714	6.860	7/1/2003	6/1/2033	1857.59	283,200.00	283,200.00	282,961.37	ARM	4.990	12.860	6.860	1.000	1.000	6/1/2005	PURCHASE
5280854	6.875	6/1/2003	5/1/2033	1740.87	265,000.00	264,777.38	264,553.44	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5280904	9.700	6/1/2003	5/1/2033	1236.18	144,500.00	144,431.86	144,363.17	ARM	5.990	15.700	9.700	1.000	1.000	5/1/2005	REFI-CASH OUT
5280979	10.550	6/1/2003	5/1/2033	702.64	78,500.00	78,439.58	76,439.58	ARM	5.990	16.550	10.550	1.000	1.000	5/1/2005	REFI-NO CASHOUT
5281076	7.800	8/1/2003	7/1/2033	568.7	79,000.00	79,000.00	79,000.00	ARM	4.990	13.800	7.800	3.000	1.000	7/1/2006	PURCHASE
5281332	7.550	6/1/2003	5/1/2033	1039.91	148,000.00	147,891.26	147,781.83	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005	PURCHASE
5281423	7.850	5/1/2003	4/1/2033	1628.34	229,500.00	229,168.39	229,001.00	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5281431	8.700	6/1/2003	5/1/2033	1364.61	174,250.00	174,028.60	174,028.60	ARM	5.750	14.700	8.700	1.000	1.000	5/1/2005	REFI-CASH OUT
5281498	6.990	6/1/2003	5/1/2033	712.49	107,200.00	107,111.95	107,023.39	ARM	4.990	12.990	6.990	1.000	1.000	5/1/2005	PURCHASE
5281639	8.400	7/1/2003	6/1/2033	490.63	64,400.00	64,400.00	64,360.17	ARM	6.250	14.400	8.400	1.000	1.000	12/1/2003	REFI-CASH OUT
5281692	6.450	6/1/2003	5/1/2033	855.15	138,000.00	135,875.85	135,751.00	ARM	5.990	12.450	6.450	1.000	1.000	5/1/2005	REFI-CASH OUT
5281670	7.700	5/1/2003	4/1/2033	499.08	70,000.00	69,899.85	69,849.29	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5281688	10.700	6/1/2003	5/1/2033	845.59	90,950.00	90,915.38	90,880.45	ARM	5.990	16.700	10.700	1.000	1.000	5/1/2005	REFI-CASH OUT
5281712	6.625	6/1/2003	5/1/2033	2177.06	340,000.00	339,677.08	339,375.32	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5281787	6.990	6/1/2003	5/1/2033	1062.88	159,920.00	159,788.65	159,656.54	ARM	4.990	12.990	6.990	1.000	1.000	6/1/2005	PURCHASE
5281829	9.400	7/1/2003	6/1/2033	718.98	86,250.00	86,250.00	86,206.67	ARM	5.990	15.400	9.400	1.000	1.000	6/1/2005	REFI-CASH OUT
5281845	6.950	6/1/2003	5/1/2033	1037.61	156,750.00	156,619.97	156,489.40	ARM	4.750	12.950	6.950	1.000	1.000	5/1/2005	REFI-CASH OUT
5282165	6.900	6/1/2003	5/1/2033	658.61	100,000.00	99,916.39	99,832.30	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5282215	7.150	6/1/2003	5/1/2033	578.15	85,600.00	85,531.88	85,463.38	ARM	4.990	13.150	7.150	1.000	1.000	5/1/2005	PURCHASE
5282256	5.875	6/1/2003	5/1/2033	1679.97	284,000.00	283,710.45	283,419.48	ARM	4.250	11.875	5.875	1.000	1.000	5/1/2005	REFI-CASH OUT
5282280	6.250	7/1/2003	6/1/2033	369.44	60,000.00	60,000.00	59,943.08	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5282298	8.850	6/1/2003	5/1/2033	833.55	105,000.00	104,881.22	104,881.22	ARM	5.990	14.850	8.850	1.000	1.000	5/1/2005	PURCHASE
5282306	7.550	6/1/2003	5/1/2033	1530.38	217,800.00	217,474.93	217,474.93	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5282496	8.600	6/1/2003	5/1/2033	442.58	58,000.00	55,865.98	55,865.98	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5282603	10.950	6/1/2003	5/1/2033	1451.28	153,000.00	152,944.85	152,889.19	ARM	6.250	16.950	10.950	1.000	1.000	5/1/2005	REFI-NO CASHOUT
5282694	6.250	5/1/2003	4/1/2033	424.85	69,000.00	68,868.70	68,802.54	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5282728	7.550	6/1/2003	5/1/2033	784.15	111,600.00	111,518.00	111,435.48	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5282736	8.000	6/1/2003	5/1/2033	1077.17	146,800.00	146,701.50	146,602.34	ARM	4.990	14.000	8.000	1.000	1.000	5/1/2005	PURCHASE
5282801	7.950	6/1/2003	5/1/2033	479.07	65,600.00	65,408.38	65,408.38	ARM	4.990	13.950	7.950	1.000	1.000	5/1/2005	REFI-CASH OUT
5282827	9.300	6/1/2003	5/1/2033	818.04	99,000.00	98,949.21	98,898.03	ARM	5.750	15.300	9.300	1.000	1.000	5/1/2005	REFI-CASH OUT
5283163	6.950	6/1/2003	5/1/2033	1533.58	231,676.00	231,291.31	231,291.31	ARM	4.990	12.950	6.950	1.000	1.000	5/1/2005	PURCHASE
5283312	7.500	7/1/2003	6/1/2033	358.7	51,300.00	51,300.00	51,261.93	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5283320	8.300	6/1/2003	5/1/2033	1167.92	155,000.00	154,902.18	154,803.65	ARM	4.990	14.300	8.300	1.000	1.000	5/1/2005	REFI-CASH OUT
5283486	8.050	6/1/2003	5/1/2033	2211.76	300,000.00	299,800.74	299,600.14	ARM	5.750	14.050	8.050	1.000	1.000	5/1/2005	REFI-CASH OUT
5283536	9.250	6/1/2003	5/1/2033	1415.01	172,000.00	171,910.82	171,820.56	ARM	5.750	15.250	9.250	1.000	1.000	5/1/2005	REFI-CASH OUT
5283676	8.600	7/1/2003	6/1/2018	1367.05	162,000.00	162,000.00	161,442.95	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5283684	7.550	6/1/2003	5/1/2033	980.19	139,500.00	139,397.50	139,294.35	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005	PURCHASE
5283726	9.050	6/1/2003	5/1/2033	937.54	116,000.00	115,874.11	115,874.11	ARM	5.990	15.050	9.050	1.000	1.000	5/1/2005	REFI-NO CASHOUT
5283775	9.250	6/1/2003	5/1/2033	921.4	112,000.00	111,941.93	111,883.42	ARM	5.750	15.250	9.250	1.000	1.000	5/1/2005	REFI-CASH OUT
5283965	6.350	6/1/2003	5/1/2033	2364.5	380,000.00	379,646.33	379,290.79	ARM	4.990	12.350	6.350	1.000	1.000	5/1/2005	REFI-CASH OUT
5283981	11.500	6/1/2003	5/1/2033	1029.91	104,000.00	104,000.00	103,933.19	ARM	6.750	17.500	11.500	1.000	1.000	5/1/2005	REFI-NO CASHOUT
5284047	10.750	6/1/2003	5/1/2033	420.07	45,000.00	44,983.05	44,965.95	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5284104	10.600	6/1/2003	5/1/2033	862.28	93,500.00	93,463.64	93,426.96	ARM	6.250	16.600	10.600	1.000	1.000	5/1/2005	REFI-CASH OUT
5284120	9.450	6/1/2003	5/1/2033	870.7	104,000.00	103,948.30	103,896.19	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5284161	12.400	6/1/2003	5/1/2033	419.04	39,550.00	39,550.00	39,529.18	ARM	6.750	18.400	12.400	1.000	1.000	5/1/2005	REFI-CASH OUT
5284302	8.600	7/1/2003	6/1/2033	[illegible]	141,300.00	141,300.00	141,174.72	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5284369	6.625	6/1/2003	5/1/2033	1824.89	285,000.00	284,495.71	284,495.71	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5284476	10.850	6/1/2003	5/1/2033	647.42	68,800.00	68,774.65	68,749.07	ARM	6.750	16.850	10.850	1.000	1.000	5/1/2005	REFI-CASH OUT
5284542	5.750	7/1/2003	6/1/2018	647.93	80,000.00	80,000.00	79,704.70	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5284583	5.750	6/1/2003	5/1/2033	1400.58	240,000.00	239,749.42	239,497.64	ARM	4.250	11.750	5.750	1.000	1.000	5/1/2005	REFI-CASH OUT
5284591	10.510	6/1/2003	5/1/2033	865.14	94,500.00	94,362.52	94,323.84	ARM	5.750	16.510	10.510	1.000	1.000	5/1/2005	REFI-CASH OUT
5284625	10.160	6/1/2003	5/1/2033	2301.58	259,000.00	258,792.87	258,680.39	ARM	6.750	16.160	10.160	1.000	1.000	5/1/2005	REFI-CASH OUT
5284955	7.950	6/1/2003	5/1/2033	1278.73	175,100.00	174,981.31	174,861.83	ARM	5.750	13.950	7.950	1.000	1.000	5/1/2005	REFI-CASH OUT
5285028	7.050	6/1/2003	5/1/2033	1715.13	256,500.00	256,291.81	256,082.39	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5285036	5.750	6/1/2003	5/1/2018	810.49	97,600.00	96,912.71	96,912.71	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5285051	11.800	5/1/2003	4/1/2033	932.19	92,000.00	91,944.69	91,916.62	ARM	6.250	17.800	11.800	1.000	1.000	4/1/2005	REFI-CASH OUT
5285143	7.100	5/1/2003	4/1/2033	1438.15	214,000.00	213,655.07	213,481.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5285200	6.125	6/1/2003	5/1/2018	935.69	110,000.00	109,570.57	109,194.15	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5285325	8.550	6/1/2003	5/1/2033	1946.8	252,000.00	251,848.90	251,696.72	ARM	5.750	14.550	8.550	1.000	1.000	5/1/2005	REFI-CASH OUT
5285374	7.550	7/1/2003	6/1/2033	460.38	65,520.00	65,520.00	65,471.85	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5285382	7.250	7/1/2003	6/1/2033	1964.67	288,000.00	288,000.00	287,775.33	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5285416	5.750	6/1/2003	5/1/2033	2363.48	405,000.00	404,340.83	403,914.62	ARM	4.250	11.750	5.750	1.000	1.000	5/1/2005	REFI-CASH OUT
5285531	7.400	6/1/2003	5/1/2033	1041.34	150,400.00	150,288.13	150,171.55	ARM	4.990	13.400	7.400	1.000	1.000	5/1/2005	PURCHASE
5285614	8.600	6/1/2003	5/1/2033	695.31	89,600.00	89,546.82	89,493.25	ARM	4.990	14.600	8.600	1.000	1.000	5/1/2005	REFI-NO CASHOUT
5285622	6.375	6/1/2003	5/1/2033	1006	161,250.00	161,100.64	160,950.49	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5285762	6.650	6/1/2003	5/1/2033	1993.31	310,500.00	310,227.38	309,953.25	ARM	4.250	12.650	6.650	1.000	1.000	5/1/2005	REFI-CASH OUT
5285788	6.500	6/1/2003	5/1/2033	1706.58	270,000.00	269,755.91	269,510.50	ARM	4.250	12.500	6.500	1.000	1.000	5/1/2005	REFI-CASH OUT
5285911	11.150	7/1/2003	6/1/2033	854.78	88,700.00	88,700.00	88,669.39	ARM	6.750	17.150	11.150	1.000	1.000	6/1/2005	REFI-CASH OUT
5285960	7.500	6/1/2003	5/1/2033	1566.94	224,100.00	223,933.69	223,768.34	ARM	5.750	13.500	7.500	1.000	1.000	5/1/2005	PURCHASE
5286000	6.950	6/1/2003	5/1/2033	608.99	91,999.00	91,922.84	91,846.24	ARM	4.990	12.950	6.950	1.000	1.000	5/1/2005	PURCHASE
5286034	7.900	7/1/2003	6/1/2033	569.82	78,400.00	78,400.00	78,346.31	ARM	5.990	13.900	7.900	1.000	1.000	6/1/2005	REFI-NO CASHOUT
5286141	7.625	6/1/2003	5/1/2033	1358.85	191,700.00	191,561.24	191,421.69	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5286224	6.560	6/1/2003	5/1/2033	1297.48	204,000.00	203,834.44	203,634.44	ARM	4.990	12.560	6.560	1.000	1.000	5/1/2005	PURCHASE
5286273	6.700	6/1/2003	5/1/2033	1393.81	216,000.00	215,812.19	215,623.33	ARM	4.990	12.700	6.700	1.000	1.000	5/1/2005	PURCHASE
5286349	8.600	6/1/2003	5/1/2033	1309.85	165,750.00	165,655.62	165,560.55	ARM	5.990	14.600	8.600	1.000	1.000	5/1/2005	REFI-NO CASHOUT
5286414	9.350	6/1/2003	5/1/2033	1742.86	210,000.00	209,893.39	209,785.95	ARM	5.750	15.350	9.350	1.000	1.000	5/1/2005	REFI-NO CASHOUT
5286489	11.450	6/1/2003	5/1/2033	1316.46	133,450.00	133,406.88	133,363.34	ARM	6.250	17.450	11.450	1.000	1.000	5/1/2005	REFI-CASH OUT
5286539	7.650	6/1/2003	5/1/2033	1564.46	220,500.00	220,181.41	220,181.41	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5286648	8.750	7/1/2003	6/1/2033	489.73	62,250.00	62,214.18	62,214.18	ARM	4.990	14.750	8.750	1.000	1.000	6/1/2005	PURCHASE
5286661	6.350	6/1/2003	5/1/2033	1617.83	260,000.00	259,758.01	259,514.74	ARM	4.990	12.350	6.350	1.000	1.000	5/1/2005	PURCHASE
5286810	7.050	7/1/2003	6/1/2033	1631.54	244,000.00	244,000.00	243,801.96	ARM	4.990	13.050	7.050	1.000	1.000	6/1/2005	PURCHASE
5286950	6.625	6/1/2003	5/1/2033	1536.75	240,000.00	239,788.25	239,575.33	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5287040	6.750	6/1/2003	5/1/2033	648.61	100,001.00	99,724.64	99,728.64	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5287057	6.900	6/1/2003	5/1/2033	978.00	148,500.00	148,375.85	148,250.94	ARM	4.250	12.900	6.900	1.000	1.000	5/1/2005	PURCHASE
5287164	6.600	5/1/2003	4/1/2033	1244.11	194,800.00	194,279.01	194,279.01	ARM	4.990	12.600	6.600	3.000	1.000	4/1/2006	PURCHASE
5287198	6.750	6/1/2003	5/1/2033	1653.93	255,000.00	254,780.45	254,559.68	ARM	4.990	12.750	6.750	3.000	1.000	5/1/2006	REFI-CASH OUT
5287326	5.625	6/1/2003	5/1/2018	164.75	20,000.00	19,857.67	19,857.67	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5287417	7.100	5/1/2003	4/1/2033	709.67	105,400.00	105,370.68	105,284.46	ARM	4.990	13.100	7.100	1.000	1.000	4/1/2005	PURCHASE
5287685	7.250	6/1/2003	5/1/2033	1129.69	165,600.00	165,340.84	165,340.84	ARM	4.990	13.250	7.250	1.000	1.000	5/1/2005	REFI-CASH OUT
5287719	12.100	6/1/2003	5/1/2033	1401.11	135,200.00	135,162.16	135,123.94	ARM	6.750	18.100	12.100	1.000	1.000	5/1/2005	REFI-NO CASHOUT
5287735	6.990	7/1/2003	6/1/2033	1949.04	293,250.00	293,250.00	293,009.14	ARM	4.990	12.990	6.990	1.000	1.000	6/1/2005	REFI-CASH OUT
5287818	6.950	7/1/2003	6/1/2033	1350.38	204,000.00	204,000.00	203,831.12	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5287826	5.850	6/1/2003	5/1/2033	991.1	168,000.00	167,654.56	167,654.56	ARM	4.990	11.850	5.850	1.000	1.000	5/1/2005	PURCHASE
5287990	6.700	6/1/2003	5/1/2033	800.15	124,000.00	123,892.18	123,783.76	ARM	4.990	12.700	6.700	1.000	1.000	5/1/2005	PURCHASE
5288196	5.875	7/1/2003	6/1/2033	970.13	164,000.00	163,832.79	163,832.79	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5288329	8.150	6/1/2003	5/1/2033	297.7	40,000.00	39,973.97	39,947.78	ARM	4.990	14.150	8.150	1.000	1.000	5/1/2005	PURCHASE
5288337	8.150	6/1/2003	5/1/2033	297.7	40,000.00	39,973.97	39,947.78	ARM	4.990	14.150	8.150	1.000	1.000	5/1/2005	PURCHASE
5288352	8.150	6/1/2003	5/1/2033	297.7	40,000.00	39,973.93	39,947.72	ARM	4.990	14.150	8.150	1.000	1.000	5/1/2005	PURCHASE
5288410	10.750	7/1/2003	6/1/2033	385.07	41,250.00	41,250.00	41,234.48	ARM	6.250	16.750	10.750	3.000	1.000	6/1/2006	REFI-CASH OUT
5288444	7.350	6/1/2003	5/1/2033	1248.97	181,280.00	180,911.89	180,911.89	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5288857	6.750	7/1/2003	6/1/2033	2010.01	309,900.00	309,900.00	309,633.18	ARM	4.990	12.750	6.750	1.000	1.000	6/1/2005	PURCHASE
5288907	7.200	6/1/2003	5/1/2033	1670.16	246,050.00	245,856.14	245,681.12	ARM	4.250	13.200	7.200	1.000	1.000	5/1/2005	REFI-NO CASHOUT
5288964	5.750	6/1/2003	5/1/2033	1076.7	184,500.00	184,113.60	184,113.60	ARM	4.250	11.750	5.750	1.000	1.000	5/1/2005	REFI-CASH OUT
5289188	7.600	5/1/2003	4/1/2033	1073.24	152,000.00	151,666.19	151,666.19	ARM	4.250	13.600	7.600	1.000	1.000	4/1/2005	PURCHASE
5289194	5.750	6/1/2003	5/1/2033	1225.51	210,000.00	209,775.21	209,554.87	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5289707	8.900	6/1/2003	5/1/2033	556.82	69,700.00	69,661.12	69,621.95	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT

LOAN NUMBER	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5278908	10.050	Stated	A-	533	200,000.00	0	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5278700	11.200	Full	B	478	156,500.00	0	1	6/19/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5279120	7.700	Full	AA	625	110,000.00	110,000	1	5/16/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5279435	6.950	Stated	A	662	161,000.00	160,500	1	4/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5279709	7.700	Full	A-	601	225,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5279922	9.400	Limited	A-	541	198,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5279948	8.800	Full	A-	560	159,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5280102	6.950	Stated	AA	671	272,000.00	244,900	1	5/7/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5280110	7.100	Full	A	624	199,000.00	198,900	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5280128	9.250	Full	B	588	90,500.00	0	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5280136	9.650	Full	A-	579	101,000.00	0	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5280169	10.150	Full	B	524	112,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5280177	7.600	Stated	A	729	110,000.00	0	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5280185	9.350	Full	A-	519	68,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5280201	9.100	Full	A	605	96,000.00	96,000	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5280250	8.375	Stated	AA	686	40,000.00	34,500	1	3/31/2003	177	7/1/2003	Group I	6 MO LIBOR	6	N
5280458	9.900	Stated	B	539	270,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5280524	7.650	Full	B-	608	106,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5280615	5.750	Stated	AA	670	395,500.00	395,000	1	5/22/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5280631	8.650	Full	A	608	160,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5280656	6.600	Full	A	685	265,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5280672	8.625	Full	AA	716	88,000.00	0	1	5/19/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5280714	6.860	Full	A	417	354,000.00	354,000	1	6/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5280854	6.875	Stated	AA	625	332,000.00	0	1	4/15/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5280904	9.700	Full	B	515	170,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5280979	10.550	Full	B	521	90,000.00	0	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5281076	7.800	Full	A-	595	101,000.00	92,478	1	6/18/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5281332	7.550	Stated	A	647	187,000.00	185,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5281423	7.850	Full	AA	672	260,000.00	255,000	1	4/4/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5281431	8.700	Full	A-	542	205,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5281498	6.990	Stated	A	657	135,000.00	134,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5281639	8.400	Full	B-	483	92,000.00	0	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5281692	6.450	Full	B	627	161,000.00	0	1	4/16/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5281670	7.700	Stated	A	729	105,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5281688	10.700	Full	B	489	107,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5281712	6.625	Full	AA	652	429,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5281787	6.990	Full	A	623	208,000.00	199,900	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5281829	9.400	Stated	B	524	115,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5281845	6.950	Stated	AA	662	185,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5282165	6.900	Full	A	703	125,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5282215	7.150	Full	A	604	124,000.00	107,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5282256	5.875	Full	AA	651	355,000.00	0	1	4/14/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5282280	6.250	Stated	AA	665	80,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5282298	8.850	Stated	B	546	140,000.00	155,000	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5282306	7.550	Stated	AA	662	242,000.00	0	1	5/9/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5282496	8.600	Full	A	621	78,000.00	0	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5282603	10.950	Full	B	494	180,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5282694	6.250	Stated	AA	695	145,000.00	0	1	4/8/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5282728	7.550	Stated	A	665	124,000.00	0	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5282736	8.000	Stated	A	649	183,500.00	183,500	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5282801	7.950	Stated	A-	506	82,000.00	0	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5282827	9.300	Full	A-	555	110,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5283163	6.950	Stated	A	660	290,000.00	289,595	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5283312	7.500	Full	A	709	68,000.00	57,000	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5283320	8.300	Stated	A	631	240,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5283486	8.050	Stated	A-	576	445,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5283536	9.250	Stated	A-	532	215,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5283676	8.600	Stated	AA	664	293,000.00	0	1	5/28/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5283684	7.550	Full	A	650	155,000.00	155,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5283726	9.050	Full	B	565	150,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5283775	9.250	Full	A-	548	140,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5283965	6.350	Stated	A	718	730,000.00	0	1	4/15/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5283981	11.500	Full	D	531	160,000.00	0	1	4/28/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5284047	10.750	Full	A-	483	60,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5284104	10.600	Full	B-	471	110,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5284120	9.450	Stated	A-	599	130,000.00	130,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5284161	12.400	Full	C	530	56,500.00	0	1	5/1/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5284302	8.600	Full	A	620	157,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5284369	6.625	Stated	AA	714	390,000.00	0	1	5/2/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5284476	10.850	Full	B	524	86,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5284542	5.250	Stated	AA	678	250,000.00	0	1	6/5/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5284583	5.750	Stated	AA	650	320,000.00	0	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5284591	10.510	Full	A-	510	105,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5284625	10.160	Full	B	484	324,000.00	0	1	4/16/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5284955	7.950	Full	A-	476	206,000.00	0	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5285028	7.050	Full	A	610	285,000.00	285,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5285036	5.750	Full	AA	633	122,000.00	0	1	4/30/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5285051	11.800	Full	B-	540	113,000.00	0	1	4/1/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5285143	7.100	Stated	AA	718	260,000.00	0	1	4/1/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5285200	6.125	Full	AA	570	185,000.00	0	1	4/23/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5285325	8.550	Full	A-	579	280,000.00	0	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5285374	7.550	Full	A	649	87,000.00	81,900	1	5/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5285382	7.250	Full	B	549	445,000.00	0	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5285416	5.750	Stated	AA	641	540,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5285531	7.400	Full	B	602	188,000.00	188,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5285614	8.600	Stated	A-	613	112,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5285622	6.375	Full	AA	714	225,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5285762	6.650	Stated	AA	641	345,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5285788	6.500	Full	AA	634	300,000.00	0	1	4/16/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5285911	11.150	Full	D	539	141,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5285960	7.500	Full	A-	508	249,000.00	249,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5286000	6.950	Full	A	664	115,000.00	114,999	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5286034	7.900	Stated	A-	542	112,000.00	0	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5286141	7.625	Full	A	607	213,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5286224	6.560	Stated	A	653	255,000.00	255,000	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5286273	6.700	Stated	A	684	270,000.00	270,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5286349	8.600	Full	B	542	195,000.00	0	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5286414	9.350	Full	A-	517	241,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5286489	11.450	Full	B-	497	157,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5286539	7.650	Stated	AA	663	245,000.00	0	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5286648	8.750	Stated	A-	601	93,000.00	90,000	1	5/9/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5286661	6.350	Stated	A	765	328,000.00	325,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5286810	7.050	Stated	A	642	305,000.00	305,000	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5286950	6.625	Full	AA	621	300,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5287040	6.750	Full	AA	730	137,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5287057	6.900	Stated	AA	683	165,000.00	165,000	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5287164	6.600	Full	A	681	243,500.00	243,500	1	4/7/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5287198	6.750	Full	A	627	285,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5287326	5.625	Stated	AA	661	40,000.00	0	1	4/28/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5287417	7.100	Stated	A	696	132,000.00	132,000	1	3/28/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5287685	7.250	Stated	A	658	207,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5287719	12.100	Full	D	516	208,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5287735	6.990	Full	B	630	345,000.00	0	1	6/3/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5287818	6.950	Stated	A-	617	240,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5287826	5.850	Full	A	672	210,000.00	210,000	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5287990	6.700	Stated	A	663	155,000.00	155,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5288196	5.875	Stated	AA	658	205,000.00	0	1	5/20/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5288329	8.150	Full	A	619	54,000.00	50,000	1	4/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5288337	8.150	Full	A	619	50,000.00	50,000	1	4/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5288352	8.150	Full	A	619	55,000.00	50,000	1	4/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5288410	10.750	Full	B-	568	55,000.00	0	1	5/31/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5288444	7.350	Stated	A	688	227,000.00	226,600	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5288857	6.750	Stated	A	683	413,388.00	413,388	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5288907	7.200	Full	AA	624	259,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5288964	5.750	Full	AA	693	246,000.00	0	1	4/8/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5289188	7.600	Stated	AA	783	160,000.00	160,000	1	3/10/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5289194	5.750	Limited	AA	850	300,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5289707	6.900	Full	A	641	78,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N

Prepared by: Ron Ordonez
Sr. Sec Ops Analyst
LBMC Capital Markets

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.384 WA Rate
352.53 WA Rterm
10,145 Loan Count
$1,851,132,818.12 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY P&I	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5289343	74479291	TRUSS	1018 N MAYWOOD DRIVE	MAYWOOD	IL	60153	OWNER OCC	SFR	360	80.00	100.00	6.900	8/1/2003	7/1/2033	[illegible]	138,000.00	138,000.00	138,000.00	ARM	4.890	12.900	6.900	1.000	1.000	7/1/2005	PURCHASE	6.900	Full	A	615	200,000.00	170,000	1	6/3/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5289420	74442138	MAPLESDEN	20604 WALNUT STREET	RED BLUFF	CA	96080	OWNER OCC	SFR	360	80.00	0.00	6.250	6/1/2003	5/1/2033	640.35	104,000.00	100,879.13	101,107.22	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA	732	130,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5289574	74442286	KIDDER	714 E 13TH ST	MUNHALL	PA	15120	OWNER OCC	SFR	360	85.00	0.00	10.200	6/1/2003	5/1/2033	470.29	52,700.00	52,677.68	52,655.13	ARM	5.990	16.200	10.200	1.000	1.000	5/1/2005	REFI-NO CASHOUT	10.200	Full	B	508	62,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5289640	74442351	LUNDQUIST	21371 AQUEDUCT CIRCLE	PINE GROVE	CA	95665	OWNER OCC	SFR	360	85.00	0.00	11.700	6/1/2003	5/1/2033	1906.08	189,550.00	189,492.03	189,433.50	ARM	6.250	17.700	11.700	1.000	1.000	5/1/2005	REFI-NO CASHOUT	11.700	Full	B-	428	223,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5289673	74442385	MAHARAJ	229 E CATAMARAN CIRCLE	PITTSBURG	CA	94565	OWNER OCC	SFR	360	90.00	0.00	7.500	6/1/2003	5/1/2033	1762.03	252,000.00	251,824.77	251,824.77	ARM	4.990	13.500	7.500	1.000	1.000	5/1/2005	REFI-CASH OUT	7.500	Full	A	617	280,000.00	0	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5289758	74442468	EVANS	224 SPRUCE LANE	BURLINGTON	NC	27217	OWNER OCC	MANUF/MOBIL	360	80.00	0.00	9.100	6/1/2003	5/1/2033	805.34	99,200.00	99,146.93	99,093.45	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.100	Stated	A	638	124,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5289852	74442521	GONZALEZ	303 W WOODBURY ROAD	ALTADENA	CA	91001	OWNER OCC	SFR	360	80.00	0.00	8.000	6/1/2003	5/1/2033	1643	224,000.00	223,777.00	223,552.89	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.000	Full	AA	622	280,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290083	74442807	ORTIZ	3608 N STANFORD AVENUE	FRESNO	CA	93727	OWNER OCC	SFR	360	80.00	100.00	7.200	6/1/2003	5/1/2033	678.79	100,000.00	99,921.21	99,841.95	ARM	4.990	13.200	7.200	1.000	1.000	5/1/2005	PURCHASE	7.200	Full	A	640	125,000.00	125,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290135	74442849	MENDOZA	1213 WEST 5TH ST	MADERA	CA	93637	OWNER OCC	SFR	360	80.00	100.00	7.800	6/1/2003	5/1/2033	538.82	76,000.00	75,944.71	75,889.07	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.800	Full	A	637	95,000.00	95,050	1	4/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290192	74442906	EDWARDS	1025 DOUBLE IMPACT DRIVE	ROCKWELL	NC	28138	OWNER OCC	MANUF/MOBIL	360	75.74	0.00	10.350	6/1/2003	5/1/2033	592.14	65,535.00	65,508.10	65,480.97	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	10.350	Full	A-	511	110,000.00	86,525	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290218	74442932	FRIESZ	2142 N RANCH STREET	VISALIA	CA	93277	OWNER OCC	SFR	360	80.00	100.00	7.400	6/1/2003	5/1/2033	1002.57	144,800.00	144,690.36	144,580.05	ARM	4.990	13.400	7.400	1.000	1.000	5/1/2005	PURCHASE	7.400	Full	A	600	181,000.00	181,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290382	74443094	LIZARRAGA	1402 E 27TH STREET	LOS ANGELES	CA	90011	NON OWNER	SFR	180	80.00	0.00	7.400	6/1/2003	5/1/2018	1068.78	116,000.00	115,646.57	115,290.94	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.400	Full	A	682	145,000.00	145,000	1	4/29/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5290408	74443110	STEVENS	1743 FREEPORT COURT	OAKLEY	CA	94561	OWNER OCC	SFR	360	85.00	0.00	6.500	6/1/2003	5/1/2033	1961	310,250.00	309,969.52	309,687.52	ARM	4.250	12.500	6.500	1.000	1.000	5/1/2005	REFI-CASH OUT	6.500	Stated	AA	698	365,000.00	0	1	4/11/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290440	74443151	PETERS	1620 W 1ST AVENUE	KENNEWICK	WA	99336	OWNER OCC	SFR	360	52.00	0.00	6.550	6/1/2003	5/1/2033	330.38	52,000.00	51,937.73	51,890.87	ARM	4.990	12.550	6.550	1.000	1.000	5/1/2005	REFI-NO CASHOUT	6.550	Full	A	654	100,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290465	74443177	ROBBINS	506 N 10TH AVE	BOZEMAN	MT	59718	OWNER OCC	2-4 UNITS	360	80.00	95.00	6.125	6/1/2003	5/1/2033	777.79	128,000.00	127,875.58	127,750.53	ARM	4.250	12.125	6.125	1.000	1.000	5/1/2005	PURCHASE	6.125	Stated	AA	680	160,000.00	160,000	1	4/15/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290531	74443243	SHERMAN	44228 STATE ROUTE 530 NE	DARRINGTON	WA	98241	OWNER OCC	SFR	360	75.00	0.00	9.850	6/1/2003	5/1/2033	974.83	112,500.00	112,448.61	112,396.80	ARM	6.750	15.850	9.850	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.850	Full	C	590	150,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290549	74500037	MAHLBERG	11605 6TH AVE W	EVERETT	WA	98204	OWNER OCC	SFR	360	63.48	0.00	11.850	6/1/2003	5/1/2033	1281.53	126,000.00	125,925.07	125,925.07	ARM	6.750	17.850	11.850	1.000	1.000	5/1/2005	REFI-CASH OUT	11.850	Full	D	517	198,500.00	0	1	4/10/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5290598	74443300	BOGLE	114 COLLINGWOOD DR	ZEBULON	NC	27597	OWNER OCC	MANUF/MOBIL	360	75.09	0.00	9.600	7/1/2003	6/1/2033	641.61	75,647.00	75,610.57	75,610.37	ARM	6.250	15.600	9.600	1.000	1.000	6/1/2005	PURCHASE	9.600	Full	B-	533	111,000.00	100,749	1	5/23/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5290705	74443417	SANCHEZ	7737 16TH AVE SW	SEATTLE	WA	98106	OWNER OCC	SFR	360	57.69	74.82	8.125	6/1/2003	5/1/2033	729.14	120,000.00	119,883.36	119,766.12	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.125	Stated	AA	644	208,000.00	0	1	4/26/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290812	74443516	KEENEY	21292 JACKSON STREET	MIDDLETOWN	CA	95461	OWNER OCC	SFR	360	84.98	0.00	7.750	6/1/2003	5/1/2033	1308.89	182,700.00	182,571.05	182,441.26	ARM	4.990	13.750	7.750	1.000	1.000	5/1/2005	REFI-CASH OUT	7.750	Full	A	656	215,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5290945	74443649	HAYES	16608 NW 85TH TER	FANNING SPRINGS	FL	32693	OWNER OCC	MANUF/MOBIL	360	85.00	0.00	8.990	6/1/2003	5/1/2033	355.33	44,200.00	44,151.42	44,151.42	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.990	Full	B	668	52,000.00	0	1	4/18/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5291125	74443821	GABRIEL	650 NIGHTINGALE STREET	LIVERMORE	CA	94550	NON OWNER	SFR	360	62.50	0.00	6.000	6/1/2003	5/1/2033	1259.06	210,000.00	209,790.94	209,580.83	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.000	Stated	AA	729	336,000.00	0	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5291224	74443920	SHIBUSAWA	1800 BRYANT STEET#207	SAN FRANCISCO	CA	94110	OWNER OCC	CONDO	360	74.18	85.00	5.750	5/1/2003	4/1/2033	1883.19	327,700.00	322,024.55	321,654.39	ARM	4.250	11.750	5.750	1.000	1.000	4/1/2005	PURCHASE	5.750	Full	AA	748	440,000.00	435,000	1	3/28/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5291448	74444142	BROWN	2913 WENONAH DRIVE SW	BIRMINGHAM	AL	35211	OWNER OCC	SFR	360	84.38	100.00	9.950	6/1/2003	5/1/2033	589.87	67,500.00	67,469.82	67,439.39	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.950	Full	A-	572	80,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5291463	74444167	NINO	1111 27TH AVENUE WEST	BRADENTON	FL	34205	OWNER OCC	SFR	360	85.00	0.00	8.300	7/1/2003	6/1/2033	461.93	61,200.00	61,161.37	61,161.37	ARM	5.990	14.300	8.300	1.000	1.000	6/1/2005	REFI-CASH OUT	8.300	Full	B	618	72,000.00	0	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5291521	74444225	ALMADA	1345 NEWTON STREET	DENVER	CO	80204	NON OWNER	SFR	360	73.53	0.00	8.200	6/1/2003	5/1/2033	841.23	112,500.00	112,427.52	112,354.54	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.200	Full	A	641	153,000.00	0	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5291539	74444233	BAYLES	55 CRAWFORD WAY	AMERICAN CANYON	CA	94503	OWNER OCC	SFR	360	80.00	0.00	9.610	6/1/2003	5/1/2033	2716.46	320,000.00	319,846.21	319,691.19	ARM	5.600	15.610	9.610	1.000	1.000	5/1/2005	REFI-CASH OUT	9.610	Stated	A-	449	400,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5291604	74444308	SCOTT	1210 COMMANCHE	TEMPLE	TX	76502	OWNER OCC	MANUF/MOBIL	360	80.00	100.00	11.000	7/1/2003	6/1/2033	710.08	74,560.00	74,533.41	74,533.41	ARM	6.250	17.000	11.000	1.000	1.000	6/1/2005	PURCHASE	11.000	Full	B-	500	98,500.00	93,200	1	5/29/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5291661	74444365	TAYLOR	12803 JOHNSON RD	MANOR	TX	78653	OWNER OCC	MANUF/MOBIL	360	65.00	0.00	9.700	6/1/2003	5/1/2033	611.68	71,500.00	71,452.96	71,418.88	ARM	6.250	15.700	9.700	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.700	Full	B-	635	110,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5291802	74444506	SHERMAN	25788 WINDWOOD CIRCLE	TEMECULA	CA	92591	OWNER OCC	SFR	360	69.23	0.00	6.300	6/1/2003	5/1/2033	1114.16	180,000.00	179,660.79	179,660.79	ARM	4.990	12.300	6.300	1.000	1.000	5/1/2005	REFI-CASH OUT	6.300	Full	A	623	260,000.00	0	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5291828	74444522	VAZQUEZ	1750 DODGE AVE	EVANSTON	IL	60201	OWNER OCC	2-4 UNITS	360	63.64	0.00	7.950	6/1/2003	5/1/2033	1022.4	140,000.00	139,905.10	139,809.57	ARM	5.750	13.950	7.950	1.000	1.000	5/1/2005	REFI-CASH OUT	7.950	Stated	A-	548	220,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5291901	74444605	HIGHTOWER	908 W 51ST PL	CHICAGO	IL	60609	NON OWNER	2-4 UNITS	360	90.00	0.00	7.600	6/1/2003	5/1/2033	1048.53	148,500.00	148,391.97	148,283.28	ARM	4.250	13.600	7.600	1.000	1.000	5/1/2005	PURCHASE	7.600	Full	AA	784	170,000.00	165,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5291976	74444670	HIGHTOWER	6742 S NORMAL AVE	CHICAGO	IL	60621	NON OWNER	2-4 UNITS	360	90.00	0.00	7.600	6/1/2003	5/1/2033	1187.81	168,226.00	167,055.62	166,925.83	ARM	4.250	13.600	7.600	1.000	1.000	5/1/2005	PURCHASE	7.600	Full	AA	784	188,000.00	186,918	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5291993	74444696	MARCELL SR	15034 DIEKMAN COURT	DOLTON	IL	60419	OWNER OCC	SFR	360	84.96	0.00	9.950	7/1/2003	6/1/2033	987.49	113,000.00	113,000.00	112,949.47	ARM	6.250	15.950	9.950	1.000	1.000	6/1/2005	REFI-CASH OUT	9.950	Full	B-	457	133,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5292008	74444704	KIRK	5631 S KINGS RD	LOS ANGELES	CA	90058	OWNER OCC	SFR	360	63.18	85.90	5.625	6/1/2003	5/1/2033	1600.33	278,000.00	277,502.80	277,203.26	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	5.625	Full	A+	782	440,000.00	0	1	4/15/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5292040	74444746	MARQUEZ	1165 BLACK OAK RIDGE ROAD	WAYNE	NJ	7470	OWNER OCC	SFR	180	65.00	0.00	6.800	6/1/2003	5/1/2018	2307.98	260,000.00	259,185.35	258,325.97	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.800	Stated	A	658	400,000.00	0	1	4/30/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5292156	74444845	ANDERSON	4531 N 22ND STREET	PHOENIX	AZ	85018	OWNER OCC	CONDO	360	85.00	0.00	6.400	6/1/2003	5/1/2033	877.28	140,250.00	140,120.72	139,990.75	ARM	4.250	12.400	6.400	1.000	1.000	5/1/2005	REFI-CASH OUT	6.400	Stated	AA	666	165,000.00	0	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5292164	74444852	RICO	13624 WESTWOOD DRIVE	VICTORVILLE	CA	92392	OWNER OCC	SFR	360	80.00	100.00	7.250	6/1/2003	5/1/2033	659.6	96,720.00	96,644.55	96,568.64	ARM	6.750	13.250	7.250	1.000	1.000	5/1/2005	PURCHASE	7.250	Stated	A	621	122,000.00	120,900	1	4/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5292206	74444894	TRAPP	5669 SHATTUCK AVENUE	OAKLAND	CA	94609	OWNER OCC	SFR	360	80.00	100.00	6.800	6/1/2003	5/1/2033	1559.41	239,200.00	238,996.06	238,790.96	ARM	4.990	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE	6.800	Stated	A	655	299,000.00	299,000	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5292545	74445222	LA PAGLIA	4773 FOXCROFT COURT	CHINO	CA	91710	OWNER OCC	PUD	360	80.00	100.00	5.990	5/1/2003	4/1/2033	994.19	166,000.00	165,668.03	165,500.80	ARM	4.990	11.990	5.990	1.000	1.000	4/1/2005	PURCHASE	5.990	Stated	A	657	207,500.00	207,500	1	4/2/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5292586	74445263	PITA	142-144 BOXFORD STREET	LAWRENCE	MA	1843	OWNER OCC	2-4 UNITS	360	62.05	0.00	7.000	6/1/2003	5/1/2033	1370.53	206,000.00	205,831.14	205,661.29	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.000	Stated	A	745	333,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293063	74445727	CANDANOZA JR	68 GRAPEVIE DRIVE	DOUGLASVILLE	GA	30134	OWNER OCC	SFR	360	80.00	0.00	9.990	6/1/2003	5/1/2033	1034.67	118,000.00	117,947.68	117,894.92	ARM	6.750	15.990	9.990	1.000	1.000	6/1/2005	REFI-NO CASHOUT	8.990	Full	C	525	147,500.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293097	74446432	TRUJILLO	2126 E 7TH STREET	PUEBLO	CO	81001	OWNER OCC	SFR	360	75.00	0.00	11.100	5/1/2003	4/1/2033	345.56	36,000.00	35,974.76	35,961.97	ARM	6.750	17.100	11.100	1.000	1.000	4/1/2005	REFI-CASH OUT	11.100	Full	C	632	48,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5293113	74445743	JAHNKE	2363 58TH AVENUE S #C	FARGO	ND	58103	OWNER OCC	CONDO	360	90.00	0.00	9.850	6/1/2003	5/1/2033	949.87	109,620.00	109,519.80	109,468.91	ARM	5.990	15.850	9.850	1.000	1.000	5/1/2005	PURCHASE	9.850	Full	B	540	126,000.00	121,800	1	4/14/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293287	74445930	BRANCHINI	2160 NEWBURG ROAD	FORTUNA	CA	95540	OWNER OCC	SFR	360	79.67	0.00	6.125	6/1/2003	5/1/2033	881.04	145,000.00	144,717.40	144,717.40	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.125	Full	AA	681	182,000.00	0	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5293295	74445917	REED	4528 E CEDAR RIDGE LANE	MEMPHIS	TN	38128	NON OWNER	SFR	360	78.02	0.00	6.875	6/1/2003	5/1/2033	594.53	90,500.00	90,423.96	90,347.48	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.875	Stated	AA	682	116,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293337	74445958	FRIDO	83 STANFORD COURT	IRVINE	CA	92612	OWNER OCC	CONDO	360	90.00	0.00	6.750	6/1/2003	5/1/2033	2028.5	312,750.00	312,480.72	312,209.92	ARM	4.250	12.750	6.750	1.000	1.000	5/1/2005	PURCHASE	6.750	Full	AA	658	348,000.00	347,500	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293345	74445968	DIAZ	10527 ZELZAH AVENUE	LOS ANGELES	CA	91344	OWNER OCC	SFR	360	75.00	0.00	7.990	6/1/2003	5/1/2033	1649.41	225,000.00	224,848.17	224,695.82	ARM	5.750	13.990	7.990	1.000	1.000	5/1/2005	REFI-CASH OUT	7.990	Stated	A-	500	300,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293360	74445982	REED	4542 E CEDAR RIDGE LANE	MEMPHIS	TN	38128	NON OWNER	SFR	360	77.22	0.00	6.875	6/1/2003	5/1/2033	583.36	88,800.00	88,725.39	88,650.35	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.875	Stated	AA	691	115,000.00	0	1	6/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293402	74446022	REED	4537 E CEDAR RIDGE LANE	MEMPHIS	TN	38128	NON OWNER	SFR	360	76.81	0.00	6.875	6/1/2003	5/1/2033	585.35	89,100.00	89,025.14	88,949.85	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.875	Stated	AA	691	116,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293436	74446048	REED	4522 LONGTREE AVENUE	MEMPHIS	TN	38128	NON OWNER	SFR	360	75.39	0.00	6.875	6/1/2003	5/1/2033	569.56	86,700.00	86,627.16	86,553.90	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.875	Stated	AA	691	115,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293444	74446055	ESCOBAR	618 WEST PHILLIPS STREET	ONTARIO	CA	91762	OWNER OCC	SFR	360	65.00	0.00	11.710	6/1/2003	5/1/2033	1079.31	107,250.00	107,217.27	107,184.22	ARM	6.250	17.710	11.710	1.000	1.000	5/1/2005	PURCHASE	11.710	Stated	B-	496	165,000.00	165,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293717	74446459	COTY	4229 JADESTONE AVENUE	LAS VEGAS	NV	89108	OWNER OCC	MANUF/MOBIL	360	80.00	0.00	6.850	7/1/2003	6/1/2033	576.63	88,000.00	88,000.00	87,925.70	ARM	4.990	12.850	6.850	1.000	1.000	6/1/2005	REFI-NO CASHOUT	6.850	Full	A	691	110,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5293741	74446493	MENCARELLI	3038 VELVET ROSE STREET	LAS VEGAS	NV	89135	OWNER OCC	PUD	360	90.00	0.00	6.500	5/1/2003	4/1/2033	938.83	148,500.00	148,230.77	148,095.06	ARM	4.250	12.500	6.500	1.000	1.000	4/1/2005	REFI-CASH OUT	6.500	Stated	AA	678	165,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5293758	74446501	ARNOLD	4028 W JACKSON	CHICAGO	IL	60624	OWNER OCC	SFR	360	85.00	0.00	7.300	6/1/2003	5/1/2033	897.42	130,900.00	130,798.89	130,697.16	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.300	Limited	A	639	154,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293774	74446527	SAUCEDO	1635 CORDOBA LANE	LAS VEGAS	NV	89108	NON OWNER	2-4 UNITS	360	80.00	0.00	7.250	7/1/2003	6/1/2033	1266.12	185,600.00	185,600.00	185,455.21	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.250	Stated	AA	655	232,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5293832	74446584	WALKER	7377 HAWK SHADOW AVENUE	LAS VEGAS	NV	89113	OWNER OCC	SFR	360	80.00	100.00	6.250	5/1/2003	4/1/2033	812.75	132,000.00	131,748.85	131,622.29	ARM	4.990	12.250	6.250	1.000	1.000	4/1/2005	PURCHASE	6.250	Stated	A	685	165,000.00	165,000	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5293931	74446675	RABEE	1760 FRASER CIRCLE	CORONA	CA	92882	OWNER OCC	SFR	360	80.00	100.00	6.850	6/1/2003	5/1/2033	1300.04	198,400.00	198,232.49	198,064.03	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Stated	A	687	248,000.00	248,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5293980	74446725	FREESE	681 SHERRY ROAD	JASPER	TN	37347	OWNER OCC	SFR	360	80.00	100.00	8.550	5/1/2003	4/1/2033	351.78	45,537.00	45,454.49	45,454.49	ARM	5.490	14.550	8.550	1.000	1.000	4/1/2005	PURCHASE	8.550	Full	A	628	72,000.00	56,922	1	4/4/2003	357	7/1/2003	Group I	6 MO LIBOR	6	N
5294087	74446818	STREED	1310 CHESAPEAKE STREET	CHARLOTTESVILLE	VA	22902	NON OWNER	SFR	360	80.00	0.00	6.375	7/1/2003	6/1/2033	623.87	100,000.00	100,000.00	99,907.38	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.375	Full	AA	641	125,000.00	0	1	6/4/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5294095	74446824	WILSON	1523 PINEBROOK PLACE	SANTA ROSA	CA	95403	OWNER OCC	PUD	360	90.00	0.00	6.500	6/1/2003	5/1/2033	1450.6	229,500.00	229,292.53	229,083.93	ARM	4.250	12.500	6.500	1.000	1.000	5/1/2005	REFI-NO CASHOUT	6.500	Stated	AA	683	255,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5294103	74446832	SWANEY	6345 E LAKE DR	SAN DIEGO	CA	92119	NON OWNER	SFR	360	80.00	0.00	5.750	6/1/2003	5/1/2033	1493.95	256,000.00	255,464.18	255,464.18	ARM	4.250	11.750	5.750	1.000	1.000	5/1/2005	PURCHASE	5.750	Stated	AA	698	320,000.00	320,000	1	4/18/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5294278	74446949	WITTNER	PRIVATE DR 1175 NUMBER 21	APODACA	NM	87527	OWNER OCC	SFR	360	77.14	0.00	6.125	6/1/2003	5/1/2033	1640.55	270,000.00	269,737.58	269,473.87	ARM	4.850	12.125	6.125	1.000	1.000	5/1/2005	REFI-CASH OUT	6.125	Stated	AA	643	350,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5294244	74446964	PEREZ	373 N SAN PATRICIO STREET	SAN BENITO	TX	78586	OWNER OCC	SFR	360	80.00	98.29	9.150	6/1/2003	5/1/2033	534.93	65,600.00	65,565.20	65,530.20	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	9.150	Stated	A	604	85,000.00	82,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5294277	74446998	JAMES	6814 50TH STREET	SACRAMENTO	CA	95823	OWNER OCC	SFR	360	74.47	0.00	10.650	7/1/2003	6/1/2033	1296.37	140,000.00	140,000.00	139,946.13	ARM	6.750	16.650	10.650	1.000	1.000	6/1/2005	REFI-CASH OUT	10.650	Stated	B-	504	188,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5294368	74447087	KLINK	472 EAST SANDRA LANE	OROVILLE	CA	95965	OWNER OCC	MANUF/MOBIL	360	80.00	0.00	6.050	7/1/2003	6/1/2033	540.15	81,600.00	81,600.00	81,532.45	ARM	4.990	12.050	6.050	1.000	1.000	6/1/2005	PURCHASE	6.050	Stated	A	673	102,000.00	108,691	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5294467	74447188	MCDANIEL	2089 68TH AVENUE	OAKLAND	CA	94605	OWNER OCC	SFR	360	20.00	0.00	7.550	6/1/2003	5/1/2033	351.33	50,000.00	49,963.25	49,926.27	ARM	5.990	13.550	7.550	1.000	1.000	5/1/2005	REFI-CASH OUT	7.550	Full	B	508	250,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5294491	74447210	MARTINEZ	365 NORTH MADEIRA AVENUE	SALINAS	CA	93905	OWNER OCC	SFR	360	73.22	0.00	7.150	7/1/2003	6/1/2033	1458.89	216,000.00	215,828.17	215,828.12	ARM	4.990	13.150	7.150	1.000	1.000	6/1/2005	REFI-CASH OUT	7.150	Stated	A	622	295,000.00	0	1	5/27/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5294525	74447244	PEREZ	1114 E 19TH STREET	MARYSVILLE	CA	95901	NON OWNER	SFR	360	80.00	0.00	9.950	6/1/2003	5/1/2033	821.45	94,000.00	93,957.97	93,915.59	ARM	5.990	15.950	9.950	1.000	1.000	5/1/2005	REFI-CASH OUT	9.950	Full	B	468	117,500.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5294574	74447293	MCALHANEY	244 MILES ROAD	VARNVILLE	SC	29944	OWNER OCC	MANUF/MOBIL	360	85.00	0.00	11.650	7/1/2003	6/1/2033	638.62	63,750.00	63,730.29	63,730.29	ARM	5.990	17.650	11.650	1.000	1.000	6/1/2005	REFI-CASH OUT	11.650	Full	B	409	75,000.00	0	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5294764	74447483	MADSON	4740 N GLEN ARDEN AVENUE	COVINA	CA	91723	NON OWNER	SFR	180	60.61	0.00	5.500	6/1/2003	5/1/2018	1143.92	140,000.00	139,497.75	138,993.19	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.500	Full	AA	647	231,000.00	0	1	4/10/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5294822	74447541	CRITTLE	495 WILDWOOD DRIVE	OAKLEY	CA	94561	OWNER OCC	SFR	360	80.00	100.00	6.600	6/1/2003	5/1/2033	1583.89	248,000.00	247,779.94	247,558.65	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600	Stated	A	741	310,000.00	310,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5294830	74447558	RUSSELL	1811 CERMACK STREET	COLUMBIA	SC	29223	OWNER OCC	SFR	360	90.00	0.00	6.900	6/1/2003	5/1/2033	491.98	74,700.00	74,574.74	74,574.74	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.900	Stated	AA	858	83,000.00	0	1	4/14/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5294897	74447616	BARBER	219 CELT STREET	EUFAULA	OK	74432	OWNER OCC	MANUF/MOBIL	360	90.00	0.00	9.750	7/1/2003	6/1/2033	713.7	83,070.00	83,070.00	83,031.24	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	9.750	Full	A	609	94,000.00	92,300	1	5/6/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5294947	74447665	MURPHY	10782 SHELDON ST	OAKLAND	CA	94605	OWNER OCC	SFR	360	80.00	100.00	5.850	6/1/2003	5/1/2033	1179.88	200,000.00	199,589.24	199,589.24	ARM	4.990	11.850	5.850	1.000	1.000	5/1/2005	PURCHASE	5.850	Full	A	713	305,000.00	250,000	1	5/9/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5295118	74447830	WELCH	541 WESTWOOD CIR	BELGRADE	MT	59714	OWNER OCC	MANUF/MOBIL	360	89.62	0.00	7.000	6/1/2003	5/1/2033	620.07	93,200.00	93,123.60	93,046.75	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.000	Full	A	623	104,000.00	0	1	4/16/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5295217	74447939	MOLINA	2133 E CRIS STREET	COMPTON	CA	90222	OWNER OCC	SFR	360	95.00	0.00	8.300	6/1/2003	5/1/2033	1026.6	136,011.00	135,925.14	135,838.69	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.300	Full	AA	644	144,000.00	143,170	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5295324	74448044	MASON	1749 GREENBRIAR ROAD	HILLSBORO	OH	45133	OWNER OCC	SFR	360	75.00	95.00	6.500	6/1/2003	5/1/2033	663.68	105,000.00	104,686.52	104,686.32	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	683	140,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5295365	74448085	LOTT JR	15260 EARLVILLE ROAD	CITRONELLE	AL	36522	OWNER OCC	SFR	360	75.00	0.00	9.300	6/1/2003	5/1/2033	991.57	120,000.00	119,930.00	119,867.89	ARM	5.750	15.300	9.300	1.000	1.000	5/1/2005	REFI-CASH OUT	9.300	Stated	A-	515	160,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5295456	74448176	PICKETT	221 NW CR 0142	CORSICANA	TX	75151	OWNER OCC	MANUF/MOBIL	360	80.00	99.99	11.450	8/1/2003	7/1/2033	825.62	83,419.00	83,419.00	83,419.00	ARM	6.250	17.450	11.450	1.000	1.000	7/1/2005	PURCHASE	11.450	Full	B-	0	87,000.00	79,274	1	6/9/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5295506	74448226	CHANDLER	529 SE ELLIOTT ST	GRAND RAPIDS	MI	49507	OWNER OCC	SFR	360	85.00	0.00	10.200	7/1/2003	6/1/2033	796.48	89,250.00	89,212.17	89,212.17	ARM	5.990	16.200	10.200	1.000	1.000	6/1/2005	REFI-CASH OUT	10.200	Full	B	508	105,000.00	0	1	5/9/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5295605	74448325	HUTCHINSON	1544 YORK SQUIRE ROAD	DARLINGTON	SC	29532	OWNER OCC	MANUF/MOBIL	360	80.00	0.00	7.800	7/1/2003	6/1/2033	426.17	59,200.00	59,200.00	59,158.63	ARM	5.990	13.800	7.800	1.000	1.000	6/1/2005	PURCHASE	7.800	Full	B	614	74,000.00	74,000	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5295662	74448382	CARCHI	3725 W BELDEN	CHICAGO	IL	60647	OWNER OCC	2-4 UNITS	360	80.00	0.00	6.625	6/1/2003	5/1/2033	2279.51	356,000.00	355,685.91	355,370.08	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.625	Stated	AA	647	445,000.00	447,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5295779	74448499	PARRIS-FRAY	223-29 113TH AVENUE	JAMAICA	NY	11435	OWNER OCC	SFR	360	90.00	0.00	8.000	6/1/2003	5/1/2033	1584.94	216,000.00	215,855.06	215,709.15	ARM	4.990	14.000	8.000	1.000	1.000	5/1/2005	PURCHASE	8.000	Full	A	618	275,000.00	240,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5295787	74448507	LYNCH	4987 DRY RUN ROAD	HEDGESVILLE	WV	25427	OWNER OCC	SFR	360	85.00	0.00	8.550	7/1/2003	6/1/2033	735.39	95,200.00	95,200.00	95,142.91	ARM	5.990	14.550	8.550	1.000	1.000	6/1/2005	REFI-CASH OUT	8.550	Full	B	606	112,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5295803	74448515	SPEAR	757 HIGHWAY 58 NORTH	TRENTON	NC	28585	OWNER OCC	SFR	360	80.00	100.00	8.300	6/1/2003	5/1/2033	558.55	74,000.00	73,906.24	73,906.24	ARM	4.990	14.300	8.300	1.000	1.000	5/1/2005	PURCHASE	8.300	Full	A	609	95,000.00	92,500	1	4/18/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5295811	74448523	CESENA	323 ERMA AVENUE	STOCKTON	CA	95207	OWNER OCC	SFR	360	90.00	0.00	6.500	7/1/2003	6/1/2033	1279.94	202,500.00	202,500.00	202,316.94	ARM	4.250	12.500	6.500	1.000	1.000	6/1/2005	REFI-CASH OUT	6.500	Stated	AA	643	225,000.00	0	1	5/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5295852	74448564	LUBURIC	1335 W EARLY AVE	CHICAGO	IL	60608	NON OWNER	2-4 UNITS	180	47.71	0.00	6.990	6/1/2003	5/1/2018	2057.04	228,000.00	227,549.56	227,549.56	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.900	Full	A	625	480,000.00	0	1	4/24/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5296157	74448853	ORDUNEZ	1818 W RIDGEWOOD CT	SAN ANTONIO	TX	78201	OWNER OCC	SFR	360	80.00	0.00	9.400	7/1/2003	6/1/2033	433.46	52,000.00	51,973.87	51,973.87	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.400	Full	B	559	65,000.00	0	1	5/19/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5296223	74448929	NELSON	3051 BOGGS AVENUE	NICE	CA	95464	OWNER OCC	SFR	360	60.98	0.00	9.000	6/1/2003	5/1/2033	804.63	100,000.00	99,945.37	99,890.33	ARM	5.750	15.000	9.000	1.000	1.000	5/1/2005	REFI-CASH OUT	9.000	Stated	A-	520	164,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5296405	74449109	BUCHANAN	2113 35TH AVENUE N	BIRMINGHAM	AL	35207	OWNER OCC	SFR	360	90.00	0.00	8.550	6/1/2003	5/1/2033	403.92	52,290.00	52,144.57	52,112.18	ARM	5.750	14.550	8.550	1.000	1.000	5/1/2005	REFI-NO CASHOUT	8.550	Full	A-	578	58,100.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5296413	74449117	OUBRE	8458 ASTER AVENUE	OAKLAND	CA	94605	OWNER OCC	SFR	360	80.00	100.00	6.450	6/1/2003	5/1/2033	1986.96	316,000.00	315,711.54	315,421.53	ARM	4.990	12.450	6.450	1.000	1.000	5/1/2005	PURCHASE	6.450	Full	A	660	395,000.00	395,000	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5296504	74449208	KANIKIS	8421 HEYDEN ST	DETROIT	MI	48228	NON OWNER	SFR	360	75.00	0.00	6.125	5/1/2003	4/1/2033	387.36	63,750.00	63,625.74	63,563.14	ARM	4.250	12.125	6.125	1.000	1.000	4/1/2005	REFI-CASH OUT	6.125	Stated	AA	658	85,000.00	0	1	3/31/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5296579	74449273	TOMKINS	2420 N MARTIN ROAD	MCHENRY	IL	60050	OWNER OCC	SFR	360	85.00	0.00	10.450	6/1/2003	5/1/2033	2354.04	258,400.00	258,296.19	258,191.48	ARM	6.250	16.450	10.450	1.000	1.000	5/1/2005	REFI-CASH OUT	10.450	Full	B-	487	304,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5296637	74449331	HERNANDEZ	3013 N FLYNN AVE	OKLAHOMA CITY	OK	73117	OWNER OCC	SFR	360	56.60	0.00	10.850	6/1/2003	5/1/2033	282.31	30,000.00	29,971.25	29,909.48	ARM	5.750	16.850	10.850	1.000	1.000	5/1/2005	REFI-CASH OUT	10.850	Stated	A-	493	53,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5296710	74449414	OCHOA	1437 FM 1 MILE SOUTH	PENITAS	TX	78576	OWNER OCC	SFR	120	80.00	0.00	11.200	7/1/2003	6/1/2013	980.66	71,200.00	71,200.00	70,875.67	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	11.200	Stated	A-	507	89,000.00	0	1	5/31/2003	119	6/1/2003	Group I	6 MO LIBOR	6	N
5296769	74449463	CUTLER	4082 S PAGOSA CIRCLE	AURORA	CO	80015	OWNER OCC	SFR	360	80.00	100.00	7.550	6/1/2003	5/1/2033	862.85	122,800.00	122,513.61	122,513.61	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005	PURCHASE	7.550	Stated	A	637	159,000.00	153,500	1	4/21/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5297007	74449703	HAWKINS	54083 FISHER STREET	THREE RIVERS	MI	49093	OWNER OCC	SFR	360	85.00	0.00	10.700	6/1/2003	5/1/2033	276.6	29,750.00	29,462.27	29,448.38	ARM	5.750	16.700	10.700	1.000	1.000	5/1/2005	PURCHASE	10.700	Full	A-	544	40,000.00	35,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5297023	74449729	WATERS	413 MOCKINGBIRD LANE	CABOT	AR	72023	NON OWNER	SFR	360	80.00	0.00	7.125	6/1/2003	5/1/2033	404.24	60,000.00	59,903.73	59,903.73	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.125	Full	AA	631	75,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5297049	74449745	CONEY	2951 10TH AVENUE	LOS ANGELES	CA	90018	OWNER OCC	2-4 UNITS	360	80.00	100.00	6.300	6/1/2003	5/1/2033	1396.41	225,600.00	225,384.40	225,171.26	ARM	4.990	12.300	6.300	1.000	1.000	5/1/2005	PURCHASE	6.300	Stated	A	656	282,000.00	290,000	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5297107	74449693	SANCHEZ	1974 GENEVA ST	AURORA	CO	80010	NON OWNER	SFR	360	75.00	0.00	5.750	6/1/2003	5/1/2033	678.41	118,250.00	118,128.62	118,006.66	ARM	4.250	11.750	5.750	1.000	1.000	5/1/2005	REFI-CASH OUT	5.750	Stated	AA	680	158,000.00	0	1	4/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5297213	74449870	DAWSON	1084 TO 1028 NW 111 STREET	MIAMI	FL	33168	OWNER OCC	2-4 UNITS	360	90.00	0.00	10.050	6/1/2003	5/1/2033	951.78	108,000.00	107,952.72	107,905.04	ARM	5.750	16.050	10.050	1.000	1.000	5/1/2005	REFI-CASH OUT	10.050	Full	A-	406	120,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5297346	74450032	JOHNSON	69 MORRIS ROAD	COMMERCE	GA	30530	OWNER OCC	SFR	360	88.67	0.00	7.650	6/1/2003	5/1/2033	943.66	133,000.00	132,904.22	132,807.82	ARM	4.950	13.650	7.650	1.000	1.000	5/1/2005	REFI-CASH OUT	7.650	Full	A	605	150,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5297452	74450149	MORRIS	132 SHERWOOD ST	KINGSTREE	SC	29556	OWNER OCC	MANUF/MOBIL	360	75.00	0.00	9.900	6/1/2003	5/1/2033	489.49	56,250.00	56,224.08	56,198.42	ARM	5.750	15.900	9.900	1.000	1.000	5/1/2005	REFI-CASH OUT	9.900	Stated	A-	540	75,000.00	0	1	4/11/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5297510	74450206	FRESHOORN	4780 MARR HWY	MANITOU BEACH	MI	49253	OWNER OCC	MANUF/MOBIL	360	64.04	0.00	8.325	7/1/2003	6/1/2033	707.38	93,500.00	93,500.00	93,441.28	ARM	6.250	14.325	8.325	1.000	1.000	6/1/2005	REFI-CASH OUT	8.325	Full	C	564	148,000.00	0	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5297593	74450280	VALENZUELA	9041 VAN NUYS BLVD 212	LOS ANGELES	CA	91402	OWNER OCC	CONDO	360	85.00	0.00	8.950	6/1/2003	5/1/2033	1668.14	208,250.00	208,135.06	208,019.28	ARM	5.750	14.950	8.950	1.000	1.000	5/1/2005	PURCHASE	8.950	Full	A-	537	245,000.00	245,000	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5297650	74450347	MCCANTS	1515 46TH STREET ENSLEY	BIRMINGHAM	AL	35208	OWNER OCC	SFR	360	85.00	0.00	11.000	6/1/2003	5/1/2033	485.69	51,000.00	50,981.81	50,963.45	ARM	6.250	17.000	11.000	1.000	1.000	5/1/2005	REFI-CASH OUT	11.000	Full	B-	513	60,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5297767	74450433	CORNWALL	1610 110TH STREET SOUTH	TACOMA	WA	98444	OWNER OCC	MANUF/MOBIL	360	90.00	0.00	8.400	6/1/2003	5/1/2033	891.36	117,000.00	116,927.64	116,854.77	ARM	5.750	14.400	8.400	1.000	1.000	5/1/2005	REFI-CASH OUT	8.400	Full	A-	574	130,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5297775	74450461	PARRISH	16034 LAKE CHRISTIANA CT	TALLAHASSEE	FL	32310	OWNER OCC	MANUF/MOBIL	360	85.00	0.00	10.200	6/1/2003	5/1/2033	796.48	89,250.00	89,212.17	89,174.01	ARM	5.990	16.200	10.200	1.000	1.000	5/1/2005	REFI-CASH OUT	10.200	Full	B	482	105,000.00	0	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5297824	74450510	FLORES	271-273 W 71ST STREET	LOS ANGELES	CA	90003	OWNER OCC	2-4 UNITS	360	95.00	0.00	8.700	6/1/2003	5/1/2033	1301.96	166,250.00	166,153.35	166,056.00	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.700	Stated	AA	667	190,000.00	175,000	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5298148	74450834	SAMMUT	14841 CHAPEL ST	DETROIT	MI	48223	NON OWNER	SFR	360	70.00	0.00	8.650	7/1/2003	6/1/2033	218.28	28,000.00	28,000.00	27,983.55	ARM	5.990	14.650	8.650	1.000	1.000	6/1/2005	REFI-CASH OUT	8.650	Full	B	605	40,000.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5298155	74450842	JOHNSTON	1256 E PALO VERDE STREET	GILBERT	AZ	85296	2ND HOME	PUD	360	80.00	0.00	6.625	6/1/2003	5/1/2033	1408.69	220,000.00	219,805.89	219,610.71	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.625	Stated	AA	609	275,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5298245	74450925	EDWARDS	304 CARLA ANN DRIVE	PIKEVILLE	NC	27863	OWNER OCC	MANUF/MOBIL	360	80.00	0.00	11.050	6/1/2003	5/1/2033	780.19	81,600.00	81,571.21	81,542.15	ARM	6.250	17.050	11.050	1.000	1.000	5/1/2005	PURCHASE	11.050	Full	B-	458	102,000.00	102,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5298252	74450933	LACAYO	8438 CAPRICORN WAY #13	SAN DIEGO	CA	92126	OWNER OCC	CONDO	360	80.00	100.00	6.800	6/1/2003	5/1/2033	1251.7	192,000.00	191,836.30	191,671.67	ARM	4.990	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE	6.800	Full	A	646	240,000.00	240,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5298288	74450968	ARNSWALD	60075 OLEANDER	PALM SPRINGS	CA	92262	OWNER OCC	SFR	360	80.00	0.00	7.650	7/1/2003	6/1/2033	566.2	79,800.00	79,800.00	79,742.53	ARM	4.990	13.650	7.650	1.000	1.000	6/1/2005	PURCHASE	7.650	Full	A	601	100,000.00	99,750	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5298318	74451007	GARCIA	4903 PARK PLACE	SOUTH GATE	CA	90280	OWNER OCC	SFR	180	70.77	0.00	5.875	6/1/2003	5/1/2018	1540.3	184,000.00	182,494.77	182,494.77	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.875	Stated	AA	704	260,000.00	0	1	4/25/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5298450	74451121	GAY	1867 BROYHILL LANE	PENSACOLA	FL	32526	OWNER OCC	SFR	360	85.00	0.00	10.200	6/1/2003	5/1/2033	682.68	76,500.00	76,467.57	76,434.86	ARM	5.750	16.200	10.200	1.000	1.000	5/1/2005	REFI-CASH OUT	10.200	Full	A-	405	90,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5298476	74451147	CLOUGIE	2853 RIALTO AVENUE	CLOVIS	CA	93611	NON OWNER	SFR	360	80.00	0.00	6.375	5/1/2003	4/1/2033	912.46	146,257.00	145,985.34	145,848.43	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.375	Stated	AA	660	182,872.00	182,872	1	4/4/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5298484	74451154	CLOUGIE	2844 RIALTO AVENUE	CLOVIS	CA	93611	NON OWNER	SFR	360	80.00	0.00	6.375	5/1/2003	4/1/2033	948.95	152,107.00	151,824.49	151,682.11	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.375	Stated	AA	660	190,134.00	190,134	1	4/4/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5298567	74451238	LONG	LOT 111 SHERWOOD FOREST PARK	PARKS	AZ	86018	OWNER OCC	SFR	360	80.00	100.00	8.400	6/1/2003	5/1/2033	1517.59	199,200.00	199,076.81	198,952.76	ARM	5.750	14.400	8.400	1.000	1.000	5/1/2005	PURCHASE	8.400	Stated	A-	562	249,000.00	249,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5298682	74451378	DORTCH	1817 S HARDING AVE	CHICAGO	IL	60623	OWNER OCC	2-4 UNITS	360	75.00	0.00	9.750	6/1/2003	5/1/2033	979.44	114,000.00	113,893.19	113,893.19	ARM	5.990	15.750	9.750	1.000	1.000	5/1/2005	REFI-CASH OUT	9.750	Full	B	475	152,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5298708	74451304	HOWE	4357 W HARVEST CREEK WAY	RIVERTON	UT	84065	NON OWNER	SFR	360	75.00	0.00	6.880	7/1/2003	6/1/2033	1676.03	255,000.00	255,000.00	254,785.97	ARM	4.990	12.880	6.880	1.000	1.000	6/1/2005	REFI-CASH OUT	6.880	Stated	A	693	340,000.00	0	1	6/3/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5298732	74451428	MCMILLON	6040 CALVINE ROAD	SACRAMENTO	CA	95823	OWNER OCC	SFR	360	80.00	0.00	8.120	6/1/2003	5/1/2033	1335.87	180,000.00	179,882.13	179,763.48	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.120	Stated	A-	580	225,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5299003	74451683	MANGANO	2621 S DURANGO DR 102	LAS VEGAS	NV	89145	OWNER OCC	CONDO	360	80.00	0.00	8.600	6/1/2003	5/1/2033	713.57	91,200.00	91,146.87	91,093.36	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.600	Stated	A	601	114,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5299078	74451663	WHYTE	9103 DRAGONWOOD TRAIL	HOUSTON	TX	77083	OWNER OCC	PUD	360	80.00	100.00	7.850	6/1/2003	5/1/2033	655.64	90,640.00	90,421.90	90,465.22	ARM	4.990	13.850	7.850	1.000	1.000	5/1/2005	PURCHASE	7.850	Full	A	619	124,000.00	113,300	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5299038	74451766	HARRISON	903 MCLEAN ROAD	FALLON	NV	89406	OWNER OCC	SFR	360	70.00	0.00	10.050	6/1/2003	5/1/2033	863.65	98,000.00	97,957.10	97,913.84	ARM	5.750	16.050	10.050	1.000	1.000	5/1/2005	REFI-CASH OUT	10.050	Full	A-	489	140,000.00	0	1	5/15/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5299094	74451774	CORTEZ	1200 80TH AVENUE	OAKLAND	CA	94621	OWNER OCC	SFR	360	75.00	0.00	6.875	6/1/2003	5/1/2033	1379.56	210,000.00	209,814.62	209,627.12	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.875	Stated	AA	668	280,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5299136	74451816	BEACHAM	1909 & 1911 HUNTINGDON AVENUE	DALLAS	TX	75203	OWNER OCC	2-4 UNITS	360	80.00	95.00	9.200	6/1/2003	5/1/2033	393.15	48,000.00	47,974.85	47,949.51	ARM	4.990	15.200	9.200	1.000	1.000	5/1/2005	PURCHASE	9.200	Stated	A-	630	60,000.00	60,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N

LBMC Capital Markets

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5299151	74451832	CRUZ	1238 HUGHES AVENUE	SANTA ROSA	CA	95407	OWNER-OCC	SFR
5299169	74451840	HARADA	7389 FERNWOOD LANE	BRENTWOOD	CA	94513	OWNER-OCC	SFR
5299201	74451881	DOMINGUEZ	4115 RANGER DRIVE	DALLAS	TX	75212	OWNER-OCC	SFR
5299482	74452160	MORRIS SR	1340 EAST AVENUE NE	SALEM	OR	97301	OWNER-OCC	SFR
5299540	74452228	ALDRIDGE	13218 CAULFIELD AVE	NORWALK	CA	90605	OWNER-OCC	SFR
5299680	74452350	LOPEZ	38582 LILACVIEW AVE	PALMDALE	CA	93550	NON OWNER	SFR
5299730	74452400	RIOS	3174 SHOFNER PLACE	SAN JOSE	CA	95111	OWNER OCC	CONDO
5299847	74452517	LAMB	138 WADDELL DRIVE	HENDERSONVILLE	NC	28792	OWNER OCC	MANUMOBIL
5300108	74452773	HUGHES	920 E PALMER STREET	COMPTON	CA	90221	OWNER OCC	SFR
5300181	74452855	LOPEZ	1514 TERRA NOVA BLVD	PACIFICA	CA	94044	OWNER-OCC	SFR
5300231	74452905	MCHENRY	542 WEST 33RD STREET	SAN BERNARDINO	CA	92405	OWNER OCC	SFR
5300322	74452996	AVALOS	14565 WILLOWGREEN #8	LOS ANGELES	CA	91342	OWNER-OCC	CONDO
5300363	74453038	SANCHEZ	9541 BRIGHT AVENUE	WHITTIER	CA	90605	OWNER-OCC	SFR
5300371	74453044	NICKEL	15610 NEW BERLIN ROAD	ST HEDWIG	TX	78152	OWNER-OCC	MANUMOBIL
5300405	74453077	LESKOWSKI	5313 BARBADOS CIRCLE	STOCKTON	CA	95210	OWNER-OCC	SFR
5300421	74453093	VANCE	7702 N 24TH AVENUE	LINO LAKES	MN	55038	OWNER OCC	SFR
5300488	74453150	COOK	8680 KATTERMAN ROAD	SARDINIA	OH	45171	OWNER-OCC	MANUMOBIL
5300561	74453234	MARTINEZ JR	134 N SHEPARD AVENUE	EL RENO	OK	73036	OWNER-OCC	SFR
5300603	74453275	VILLALBA	1458 HUDSON STREET #311	REDWOOD CITY	CA	94061	NON OWNER	CONDO
5300686	74453358	SWAFFORD	815 OSPREY WAY	SUISUN CITY	CA	94585	OWNER-OCC	SFR
5300728	74453390	MCVEY	4900 PIKE LAKE ROAD	READING	MI	49274	OWNER OCC	SFR
5300736	74453408	HERNANDEZ	1502 KINGSTON	LEWISVILLE	TX	75067	OWNER-OCC	SFR
5300744	74453416	TATMAN	8211 WEST 87TH STREET	OVERLAND PARK	KS	66212	OWNER OCC	PUD
5300827	74453459	ERDOGAN	1729 CUTTING BOULEVARD	RICHMOND	CA	94804	OWNER-OCC	SFR
5300983	74453655	NELSON	6358 MAYNARD AVENUE	LOS ANGELES	CA	91304	OWNER-OCC	SFR
5300991	74453663	QUIROGA	301 N STANDARD AVENUE	SAN JUAN	TX	78589	NON OWNER	SFR
5301098	74453762	CURRY	14517 UNION AVENUE	HARVEY	IL	60426	NON OWNER	SFR
5301130	74453804	LA PLANTE	3014 W BANGHAM #101-104	FRESNO	CA	93722	NON OWNER	2-4 UNITS
5301254	74453929	DIAZ	657 NE 164TH STREET	NORTH MIAMI BEACH	FL	33162	OWNER-OCC	SFR
5301270	74453945	STROH	750 BLOCKTON ROAD	VISTA	CA	92083	OWNER-OCC	SFR
5301320	74453994	ELSNER	526 S MAIN STREET	JUNEAU	WI	53039	OWNER-OCC	SFR
5301366	74454087	GAMBRELL	740 S FEDERAL HIGHWAY #505	POMPANO BEACH	FL	33062	OWNER-OCC	CONDO
5301478	74454141	ZANTOW	273 CROSSPOINT DR	EAST BRUNSWICK	NJ	8816	OWNER-OCC	SFR
5301510	74454182	PURCELL IV	938 KITTIWAKE LANE	CHULA VISTA	CA	91911	OWNER OCC	SFR
5301678	74454349	DELEON	4420 SPRING STREET	CORPUS CHRISTI	TX	78415	OWNER-OCC	SFR
5301684	74454358	BRAVO	1920 OLD SONOMA RD	NAPA	CA	94559	OWNER OCC	SFR
5301740	74454414	MADDOX	812 E 73RD ST	LOS ANGELES	CA	90001	NON OWNER	2-4 UNITS
5301874	74454547	MOSBY	20 CORBETT SHIRLEY ROAD	SUMMER SHADE	KY	42166	OWNER OCC	SFR
5301908	74454570	KIGHT	8008 BEETHOVEN COURT	CITRUS HEIGHTS	CA	95621	OWNER OCC	SFR
5301932	74454604	FREEMAN	1800 LOCUST STREET	RENO	NV	89502	OWNER-OCC	SFR
5302039	74454703	WILLIAMS	5 MARLA COURT	ELK GROVE	CA	95758	OWNER OCC	SFR
5302161	74454836	PIKULA	811 N 15TH AVENUE	MELROSE PARK	IL	60160	OWNER OCC	2-4 UNITS
5302203	74454877	HAYDEN	161 HICKS DRIVE	MADISONVILLE	TN	37354	NON OWNER	MANUMOBIL
5302260	74454935	LAING	5021 WASHINGTON STREET	HOLLYWOOD	FL	33021	OWNER OCC	SFR
5302435	74455108	FOSTER	118 SPARROW TRAIL	PALATKA	FL	32177	OWNER OCC	MANUMOBIL
5302807	74455478	CROWL	1745 A STREET	LINCOLN	NE	68502	NON OWNER	2-4 UNITS
5302914	74455585	ROBINSON	104 KING DRIVE	MOUNT OLIVE	NC	28365	OWNER-OCC	SFR
5303102	74455775	FORTENBERRY III	386 HARTS WAY COVE	COLLIERVILLE	TN	38017	OWNER OCC	PUD
5303128	74455791	COOK	410 ACACIA AVENUE	MANTECA	CA	95336	OWNER OCC	SFR
5303177	74455841	HUDDLESTON	33 FAWN COURT	PAGOSA SPRINGS	CO	81147	OWNER OCC	SFR
5303185	74455858	GORION	1900 RISDON ROAD	CONCORD	CA	94519	OWNER OCC	SFR
5303276	74455940	HARNOIS	24807 OUTER DR	MELVINDALE	MI	48122	OWNER OCC	SFR
5303284	74455957	LA PLANTE	2340 N FIRST ST #101-104	FRESNO	CA	93703	NON OWNER	2-4 UNITS
5303466	74456179	WOOD	237 ROCKLAND STREET	ABINGTON	MA	2351	OWNER OCC	2-4 UNITS
5303490	74456203	CHILDERS	317 BROAD STREET	CONCORD	NC	28025	NON OWNER	SFR
5303524	74456237	CHILDERS	926 N MAIN STREET	SALISBURY	NC	28144	NON OWNER	2-4 UNITS
5303557	74456260	WITHROW	229 LORADO LOOP	HOT SPRINGS	AR	71913	OWNER OCC	MANUMOBIL
5303565	74456278	CRAGGS	3702 BADGER FOREST DR	HOUSTON	TX	77088	OWNER-OCC	PUD
5303581	74456294	CHILDERS	78 MCKINNON AVENUE	CONCORD	NC	28025	NON OWNER	SFR
5303698	74456401	YIM	1629 S TRENTON STREET #98	DENVER	CO	80231	OWNER OCC	CONDO
5303706	74456419	MEDHURST	14011 EPIDOTE COURT	RENO	NV	89521	OWNER-OCC	MANUMOBIL
5303722	74456435	HOPKINS	925 S HWY 1382	COMBINE	TX	75159	OWNER-OCC	SFR
5303797	74456492	MACHIN	13819 SW 285TH TERRACE	MIAMI	FL	33033	OWNER-OCC	PUD
5303839	74702044	TEAGUES	124 HART ST	BROOKLYN	NY	11206	OWNER-OCC	2-4 UNITS
5303912	74456617	DYER	1 BROOK STREET	MIDDLEBORO	MA	2346	OWNER-OCC	SFR
5304035	74456732	MILLER	80 DEERPARK LANE	AMERICAN CANYON	CA	94503	OWNER OCC	MANUMOBIL
5304217	74456914	FLOREZ	11821 SE 206TH STREET	KENT	WA	98031	OWNER-OCC	SFR
5304233	74456930	ANES	58 ELLISON AVE	WESTBURY	NY	11590	OWNER OCC	SFR
5304258	74456955	RODRIGUES	8672 SONGBIRD WAY	HILMAR	CA	95324	OWNER-OCC	SFR
5304266	74456963	PEARSON	11707 CALER COURT	CLINTON	MO	20735	OWNER-OCC	SFR
5304282	74456989	PEREZ	16018 FREEDOM AVENUE	IVANHOE	CA	93235	OWNER-OCC	SFR
5304464	74457169	EASLEY	4245 BALINGTON DRIVE	VALRICO	FL	33594	OWNER-OCC	SFR
5304522	74457227	PORTER	7006 S OAKES STREET	TACOMA	WA	98409	OWNER OCC	SFR
5304613	74457318	GILDRED	815 SOUTH ROCHESTER ST	TACOMA	WA	98465	NON OWNER	SFR
5304654	74457359	MOORE	10394 HWY 75	RUSSELLVILLE	AL	35654	OWNER OCC	SFR
5304753	74457458	COULTER	3051 TERRY AVENUE	CLOVIS	CA	93612	OWNER-OCC	SFR
5304860	74457565	ALVAREZ	21706 WESTERN BOULEVARD	HAYWARD	CA	94541	OWNER OCC	SFR
5305016	74457714	SMITH	7856 PLYMOUTH ST	OAKLAND	CA	94621	OWNER-OCC	SFR
5305081	74457789	MYERS	108 PRINCETON DR	ELK MOUND	WI	54739	OWNER OCC	SFR
5305131	74457839	NGUYEN	2150 DAVID ERNEST COURT	TRACY	CA	95377	OWNER-OCC	SFR
5305180	74457888	SANCHEZ	1140 & 1142 8TH PLACE	WASCO	CA	93280	OWNER OCC	2-4 UNITS
5305230	74457938	AARON JR	1935 TAYLOR STREET	DETROIT	MI	48206	NON OWNER	2-4 UNITS
5305289	74457987	GILBERT	510 NORWOOD STREET	LENOIR	NC	28645	OWNER OCC	SFR
5305677	74458373	SAULSBERRY	4840 LOUISIANA AVE	ST LOUIS	MO	63111	OWNER OCC	SFR
5305693	74458399	CUMMINGS	227 W PETERS STREET	WENATCHEE	WA	98801	OWNER OCC	SFR
5305719	74458415	HARDING JR	6195 COMMONWEALTH	DETROIT	MI	48203	OWNER-OCC	SFR
5305834	74458522	WILSON	1608 FRANCIS LANE	PLANO	TX	75074	OWNER OCC	SFR
5305925	74458613	JOHNSON	1502 CLINTON AVE	KALAMAZOO	MI	49001	NON OWNER	SFR
5305982	74458670	ESCOBAR	7508 GAINES MILL ROAD	AUSTIN	TX	78745	OWNER OCC	SFR
5306014	74458704	BUSTARD	307 MAPLE AVE	DREXEL HILL	PA	19026	OWNER-OCC	SFR
5306055	74458748	WHITWORTH	4618 KNIGHT LAKE COURT	RICHMOND	TX	77479	OWNER-OCC	PUD
5306063	74458753	BOYD	11504 DEL ROSA WAY	ST LOUIS	MO	63138	OWNER-OCC	SFR
5306139	74458829	MOSER	404 LAMP POST LANE	CAMP HILL	PA	17011	OWNER OCC	SFR
5306170	74458860	JOHNSON	911 W VINE	KALAMAZOO	MI	49008	NON OWNER	SFR
5306253	74458944	KENDRIX	13668 LIGHTHOUSE COURT	FONTANA	CA	92336	OWNER-OCC	SFR
5306360	74459054	TERRELL JR	1014 E DORSET ST	PHILADELPHIA	PA	19150	OWNER OCC	SFR
5306394	74459083	STUMP	285 W TUPPER STREET	BUFFALO	NY	14201	OWNER OCC	2-4 UNITS
5306451	74459140	MEADE	3108 BEAUSVILLE UNION CITY	ANSONIA	OH	45303	OWNER-OCC	MANUMOBIL
5306485	74459173	LOPEZ	2419 DWIGHT AVE	POINT PLEASANT BORO	NJ	8742	OWNER-OCC	SFR
5306618	74459306	BASTO JR	8777 ROSELYNDALE AVENUE	PACOIMA	CA	91331	OWNER-OCC	SFR
5306717	74459405	BETHEA	255 IMAD COURT	FAIRBURN	GA	30213	OWNER-OCC	SFR
5306824	74459512	FERGUSON	1253 W 123RD STREET	LOS ANGELES	CA	90044	OWNER-OCC	SFR
5306864	74459652	CONN	6300 FAIRMOUNT DRIVE #101	DENVER	CO	80247	OWNER OCC	PUD
5306972	74459660	WHEELER	37431 SOUTH VIEW AVE	DADE CITY	FL	33525	2ND HOME	SFR
5306998	74459688	VALADEZ	8148 LENNOX AVENUE	PANORAMA CITY	CA	91402	OWNER-OCC	SFR
5307020	74459710	RAZO	5407 N VICEROY AVE	AZUSA	CA	91702	OWNER OCC	SFR
5307145	74459835	HANSEN	730 WHITFIELD ROAD	PEARCY	AR	71964	OWNER OCC	MANUMOBIL
5307194	74459884	MENDOZA	9031 GERALDINE ST	SAN ANTONIO	TX	78224	OWNER OCC	SFR
5307244	74459934	ISAAC	560 JAMESTOWN AVENUE	DARLINGTON	SC	29532	OWNER-OCC	MANUMOBIL
5307269	74459959	BROWN	15 B DUNDEE QUARTER #101	PALATINE	IL	60074	OWNER-OCC	CONDO
5307277	74459967	DENTON	155 LINDSEY DR	CANTON	NC	28716	OWNER-OCC	MANUMOBIL
5307301	74459991	BUEHRING	178 ROBIN CT	BLOOMINGDALE	IL	60108	OWNER-OCC	SFR
5307319	74460007	ROBB	808 N HIGHWAY 171	ROOSEVELT	UT	84066	OWNER-OCC	SFR
5307418	74460080	MEMMER	11543 MARION STREET	NORTHGLENN	CO	80233	OWNER-OCC	SFR
5307426	74460098	DEAL	713 BAUCOM DEESE RD	MONROE	NC	28110	OWNER-OCC	MANUMOBIL
5307442	74460197	FIGUEROA	5322 S LAFLIN	CHICAGO	IL	60609	NON OWNER	SFR
5307459	74460205	DOUBET	426 B STREET	BUDA	IL	61314	OWNER-OCC	SFR
5307491	74460247	FORSEY	1088 E EASTRIDGE ROAD	SANDY	UT	84094	NON OWNER	SFR
5307509	74460254	FUENTES	5730 TYLER STREET	HOLLYWOOD	FL	33021	OWNER-OCC	SFR
5307723	74460478	STEFKO	823 S 14TH STREET	CATASAUQUA	PA	18032	OWNER-OCC	SFR
5307785	74460538	ASUNCION	484 SUMMER RED WAY	BRENTWOOD	CA	94513	NON OWNER	PUD
5307798	74460544	CORBIN	554 LOCKRIDGE LANE	LAWRENCEVILLE	GA	30045	OWNER-OCC	SFR
5307835	74460601	O'DOWD	19 GREENVIEW LANE	VAN ALSTYNE	TX	75495	OWNER-OCC	SFR
5307869	74460635	PEEPLES	3545 SHARON CHURCH ROAD	LOGANVILLE	GA	30052	OWNER-OCC	SFR
5308002	74460759	TALMAGE JR	40 MONTCALM ST	GLENS FALLS	NY	12801	OWNER-OCC	2-4 UNITS
5308127	74460874	HOWE	12725 KENNEDY STREET	LA GRAND	CA	95333	NON OWNER	SFR
5308168	74460918	BLANCO	4029 N WEST AVENUE	FRESNO	CA	93705	OWNER-OCC	SFR
5308242	74460999	NELSON	5824 HERITAGE DRIVE	IONE	CA	95640	NON OWNER	SFR

LOAN NUMBER	ORIGINAL TERM
5299151	360
5299169	360
5299201	180
5299482	360
5299540	360
5299680	180
5299730	360
5299847	360
5300108	360
5300181	180
5300231	360
5300322	360
5300363	360
5300371	360
5300405	360
5300421	360
5300488	360
5300561	360
5300603	360
5300686	360
5300728	360
5300736	360
5300744	360
5300827	360
5300983	360
5300991	360
5301098	360
5301130	360
5301254	360
5301270	360
5301320	360
5301366	360
5301478	360
5301510	360
5301678	360
5301684	360
5301740	360
5301874	360
5301908	360
5301932	360
5302039	360
5302161	360
5302203	360
5302260	360
5302435	360
5302807	360
5302914	360
5303102	360
5303128	360
5303177	360
5303185	360
5303276	360
5303284	360
5303466	360
5303490	360
5303524	360
5303557	360
5303565	360
5303581	360
5303698	360
5303706	360
5303722	360
5303797	360
5303839	360
5303912	360
5304035	360
5304217	360
5304233	180
5304258	360
5304266	360
5304282	360
5304464	360
5304522	360
5304613	360
5304654	360
5304753	360
5304860	360
5305016	360
5305081	360
5305131	360
5305180	360
5305230	360
5305289	360
5305677	360
5305693	360
5305719	360
5305834	360
5305925	360
5305982	360
5306014	360
5306055	360
5306063	360
5306139	360
5306170	360
5306253	360
5306360	360
5306394	360
5306451	360
5306485	360
5306618	360
5306717	360
5306824	360
5306864	360
5306972	360
5306998	180
5307020	360
5307145	360
5307194	360
5307244	360
5307269	360
5307277	180
5307301	360
5307319	360
5307418	360
5307426	360
5307442	360
5307459	360
5307491	360
5307509	360
5307723	360
5307785	360
5307798	360
5307835	360
5307869	360
5308002	360
5308127	360
5308168	360
5308242	360

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage

Specialty Home Loans

Washington Mutual

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5306341	74461056	RODRIGUEZ	3223 BLUE MOUNTAIN DRIVE	SAN JOSE	CA	95127	OWNER-OCC	SFR
5308[illegible]	74461096	BUTTCH	572 ELBRIDGE DRIVE NW	ATLANTA	GA	30318	NON OWNER	SFR
5308564	74461100	KOHL	5428 PARK LAKE	SAN ANTONIO	TX	78244	OWNER-OCC	SFR
5308572	74461328	SPELLEN	1310 PACIFIC STREET	BROOKLYN	NY	11216	OWNER-OCC	2-4 UNITS
5308606	74461351	BUSWELL	503 E ERMINA AVENUE	SPOKANE	WA	99207	OWNER-OCC	SFR
5308614	74461369	FAVELA	1004 M STREET	SPRINGFIELD	OR	97477	OWNER-OCC	SFR
5308630	74461385	CHIN	827 PROSPECT ST	FT MORGAN	CO	80701	OWNER-OCC	SFR
5308663	74461419	JENKINS	2418 WHEELER	HOUSTON	TX	77004	NON OWNER	SFR
5308671	74461427	MCKENITY	2138 MOHAWK BOULEVARD	TULSA	OK	74110	OWNER-OCC	SFR
5308697	74461443	COLBY	114 GREEN STREET	LANSDALE	PA	19446	OWNER-OCC	SFR
5308747	74461492	REID	8 PHELPS PLACE	STATEN ISLAND	NY	10301	OWNER-OCC	SFR
5308879	74537218	HUNTER	2120 HAMLIN DRIVE	ANTIOCH	CA	94509	OWNER-OCC	SFR
5308929	74461674	KIM	3452 CARRILLO DRIVE	SAN LEANDRO	CA	94578	OWNER-OCC	SFR
5308937	74461682	O'NEAL	828 BENICIA ROAD	VALLEJO	CA	94591	OWNER-OCC	SFR
5308952	74461708	AIKEN	98 COUNTY ROAD 650	TRINITY	AL	35673	OWNER-OCC	MANU/MOBIL
5308994	74461740	DE SALES	1271 NW 13TH STREET # 403E	BOCA RATON	FL	33486	OWNER-OCC	CONDO
5309026	74461773	ALLEN	4762 LUQUA CT	WEST PALM BEACH	FL	33415	OWNER-OCC	PUD
5309042	74461799	MCCLOSKEY	3105 BROWNSVILLE ROAD	LIBRARY	PA	15129	OWNER-OCC	SFR
5309083	74461831	BANZON	14807 LEMOLI AVENUE	GARDENA	CA	90249	OWNER-OCC	SFR
5309141	74461898	MCCARVER	844 PINEWOOD	TOLEDO	OH	43607	NON OWNER	SFR
5309240	74461997	PEREZ	2109 LONGWOOD ROAD	WEST PALM BEACH	FL	33409	OWNER-OCC	SFR
5309323	74462078	DOMINGUEZ	2570 OAKMONT STREET	SACRAMENTO	CA	95815	OWNER-OCC	SFR
5309364	74462110	RODRIGUEZ	20522 SW 122ND AVENUE	MIAMI	FL	33177	OWNER-OCC	SFR
5309372	74462128	BAILEY	907 W MARLETTE STREET	IONE	CA	95640	OWNER-OCC	MANU/MOBIL
5309398	74457144	SIMONS	1860 EUSTIS STREET	SAINT PAUL	MN	55113	OWNER-OCC	SFR
5309422	74462177	SACKS	790 AVON CREST BLVD	NISKAYUNA	NY	12309	OWNER-OCC	SFR
5309430	74462185	BURT	4337 6TH AVENUE	LOS ANGELES	CA	90043	NON OWNER	SFR
5309448	74462193	BEAUTRIELL	4162 SAPPHIRE TERRACE	WESTON	FL	33331	OWNER-OCC	PUD
5309455	74462201	NIGRELLI	4208 17TH AVENUE WEST	BRADENTON	FL	34205	OWNER-OCC	SFR
5309489	74462235	FERGUSON	4474 TACOMA STREET	DALLAS	TX	75216	OWNER-OCC	SFR
5309505	74462250	MARS	7817 SAGEBROOK ROAD	COLUMBIA	SC	29223	OWNER-OCC	SFR
5309513	74462268	WITMER	45046 CORTE ROSA	TEMECULA	CA	92592	OWNER-OCC	SFR
5309661	74462417	VILLARREAL	7800 N 27TH LANE	MCALLEN	TX	78501	OWNER-OCC	SFR
5309752	74462508	MOSES	1387 ASCOT AVENUE	HIGHLANDS RANCH	CO	80126	OWNER-OCC	PUD
5309836	74462581	DICKERSON	115 GRAUB RANCH TRAIL	CARTHAGE	NC	28327	OWNER-OCC	MANU/MOBIL
5309885	74462631	FIOLA	107 NE 13TH AVENUE	CAPE CORAL	FL	33909	NON OWNER	SFR
5309943	74462698	SHEPARD	29 CASTILLO ROAD	BELEN	NM	87002	OWNER-OCC	MANU/MOBIL
5309950	74462706	PEGG JR	401 LAKESHORE DRIVE	BIG LAKE	MN	55309	OWNER-OCC	SFR
5309976	74462722	WRIGHT	31 ATHELWOLD STREET	DORCHESTER	MA	2124	OWNER-OCC	2-4 UNITS
5310008	74462755	FIOLA	1150 SE 13TH STREET	CAPE CORAL	FL	33990	NON OWNER	SFR
5310016	74462763	LEE	2159 S CORONA STREET	DENVER	CO	80210	NON OWNER	SFR
5310263	74463019	TEIXEIRA	73 FESSENDEN STREET	WARWICK	RI	2888	OWNER-OCC	SFR
5310289	74463035	HIX	1600 UTOPIA STREET	BENTON	AR	72015	OWNER-OCC	SFR
5310396	74463142	WILLIS	15081 ALMA ST	DETROIT	MI	48205	OWNER-OCC	SFR
5310412	74463167	RAMOS	17108 E EXPOSITION DRIVE	AURORA	CO	80017	OWNER-OCC	SFR
5310420	74463175	JOHNSON	7492 WHISPERING WOODS	JACKSONVILLE	FL	32244	OWNER-OCC	SFR
5310446	74463191	ALVAREZ	14532 WILLOWGREEN LANE #73	LOS ANGELES	CA	91342	OWNER-OCC	CONDO
5310461	74452348	WIGGAN	20951 DELPHINE DRIVE	WALNUT	CA	91789	OWNER-OCC	SFR
5310487	74463233	SABO	1250 E BETHANY HOME	PHOENIX	AZ	85014	OWNER-OCC	CONDO
5310503	74463258	WILLIAMS	2277 FLOWERS ROAD	JACKSON SPRINGS	NC	27281	OWNER-OCC	MANU/MOBIL
5310529	74463274	BROWN	12703 E BEEKMAN PLACE	DENVER	CO	80239	OWNER-OCC	SFR
5310537	74463282	WITMER	2777 LIVMOR AVENUE	PALM SPRINGS	CA	92264	2ND HOME	SFR
5310578	74463324	TAYLOR	13369 GETTYSBURG STREET	FONTANA	CA	92336	OWNER-OCC	SFR
5310669	74463415	BROWN	3101 E 11TH ST	KANSAS CITY	MO	64127	NON OWNER	SFR
5310685	74463431	GILBERT	53850 AVENIDA RAMIREZ	LA QUINTA	CA	92253	NON OWNER	SFR
5310834	74463589	NICHOLSON	479 BR 300 ROAD	MARION	TX	78124	OWNER-OCC	MANU/MOBIL
5310859	74463605	GOODSON	21528 NE 260TH ST	ARLINGTON	WA	98223	OWNER-OCC	MANU/MOBIL
5310875	74463621	JAMES	1839 N HONORE	CHICAGO	IL	60622	NON OWNER	2-4 UNITS
5310883	74463639	LEASE	5520 KENNEDY ST	RIVERDALE	MD	20737	OWNER-OCC	SFR
5310982	74463738	BARNES	188 CLEVELAND AVE	OLD BRIDGE	NJ	8879	OWNER-OCC	SFR
5311014	74463781	CARDENAS	6700 CHURCH STREET	GILROY	CA	95020	OWNER-OCC	SFR
5311147	74463894	CHACON	4647 NW 186TH TERRACE	MIAMI	FL	33055	OWNER-OCC	SFR
5311261	74464009	HYGH	44625 [illegible]BORO COURT	LANCASTER	CA	93535	OWNER-OCC	SFR
5311279	74464017	WASHINGTON	5716 CHESLEY AVENUE	LOS ANGELES	CA	90043	OWNER-OCC	SFR
5311543	74464106	CHIAZZESE	3911 HARVARD ST	HAMBURG	NY	14075	OWNER-OCC	2-4 UNITS
5311620	74464363	REECE	1276 MILTON WAY	CARBONDALE	CO	81623	OWNER-OCC	SFR
5311818	74464579	STEEVES	1445 DITTY AVENUE	SANTA ROSA	CA	95401	OWNER-OCC	SFR
5311832	74464595	MAYHEW	183 TIMOTHY MOORE LANE	KENANSVILLE	NC	28349	OWNER-OCC	MANU/MOBIL
5311915	74464678	CLARK	ROUTE 4 BOX 346-3	LAKE CITY	FL	32024	OWNER-OCC	MANU/MOBIL
5311964	74547753	HALOUZKA	12348 CREEKVIEW DRIVE	SAN DIEGO	CA	92128	OWNER-OCC	CONDO
5312004	74464769	SOARES	2308 LIDO CIRCLE	STOCKTON	CA	95207	NON OWNER	SFR
5312053	74464819	BAUTISTA	1240 GARDNER BOULEVARD	SAN LEANDRO	CA	94577	OWNER-OCC	SFR
5312079	74464835	ROSAS	2059 E SAN ANTONIO ROAD	SAN JOSE	CA	95116	OWNER-OCC	PUD
5312087	74464843	TRUAX	2438 BLUE SPRUCE COURT	MERCED	CA	95340	OWNER-OCC	SFR
5312095	74464850	VIGIL	627 6TH STREET	VALLEJO	CA	94590	OWNER-OCC	SFR
5312145	74464900	MASCARENA	3726 HEMLOCK STREET	SAN DIEGO	CA	92113	OWNER-OCC	SFR
5312194	74464959	STEC	4741 WHITE ROCK CIR #B	BOULDER	CO	80301	OWNER-OCC	CONDO
5312277	74465030	VARGAS	9504 N CENTRAL AVE	PHOENIX	AZ	85020	OWNER-OCC	SFR
5312368	74465121	COOMBS	19505 E 840 NORTH	HOPE	IN	47246	OWNER-OCC	SFR
5312384	74465147	CAZARES	991 SNOWLILY AVE	GALT	CA	95632	OWNER-OCC	SFR
5312400	74465162	VILLAFAN	1247 CURTNER AVE	SAN JOSE	CA	95125	OWNER-OCC	SFR
5312418	74465170	HAAS	510 WATER STREET	WHITESBORO	TX	76273	OWNER-OCC	SFR
5312459	74465212	ROGERS	1931 NEWPORT DRIVE	PITTSBURG	CA	94565	OWNER-OCC	PUD
5312483	74465246	HOOLF	3200 OHIO AVENUE	RICHMOND	CA	94804	OWNER-OCC	SFR
5312517	74472531	AYON	1712 MILTON STREET	STOCKTON	CA	95205	OWNER-OCC	SFR
5312533	74465279	HOEPERMANS	7320 CIRCLET WAY	CITRUS HEIGHTS	CA	95621	OWNER-OCC	SFR
5312541	74465287	ACUNA	10420 FM 812	AUSTIN	TX	78617	OWNER-OCC	SFR
5312566	74465303	DEYARMON	1128 PARADISE PEAK ROAD	VALLEY SPRINGS	CA	95252	OWNER-OCC	SFR
5312699	74465436	CANNING	88 MACOMBER AVENUE	SONORA	CA	95370	OWNER-OCC	SFR
5312749	74465485	BIRD	1181 WOOD LANE	GRAYLAND	WA	98547	OWNER-OCC	SFR
5312764	74465501	RAMIREZ-MALDONADO	1518 MILTON WAY	MILTON	WA	98354	OWNER-OCC	SFR
5312780	74465527	BINGHAM	10634 19TH AVE SW	SEATTLE	WA	98146	OWNER-OCC	SFR
5312806	74465543	WEPFER	4910 STANFIELD RD SE	LACEY	WA	98503	OWNER-OCC	SFR
5312848	74465568	MARTINELL	2129 93RD AVENUE SE	OLYMPIA	WA	98501	OWNER-OCC	MANU/MOBIL
5312863	74465584	ULLE	11102 SE 282ND AVENUE	BORING	OR	97009	OWNER-OCC	SFR
5312897	74465618	ESPINOZA	3111 WHEELER WAY	ANTIOCH	CA	94509	OWNER-OCC	SFR
5312905	74465626	ABRAMS	140 OLD BEAR CREEK ROAD	CHESNEE	SC	29323	OWNER-OCC	MANU/MOBIL
5312939	74465659	ORILLION	7930 ROANOKE RUN UNIT 605	SAN ANTONIO	TX	78240	OWNER-OCC	CONDO
5312947	74558665	CUNLIFFE JR	37465 HIGHWAY 41	COARSEGOLD	CA	93614	OWNER-OCC	SFR
5313029	74465741	MANSFIELD	1727 UTE STREET	JUPITER	FL	33458	OWNER-OCC	SFR
5313143	74465865	SANCHEZ	1302 SEVIER AVENUE	MENLO PARK	CA	94025	OWNER-OCC	SFR
5313283	74466004	WEHINGER	10468 EVANSHAM PLACE	TRUCKEE	CA	96161	OWNER-OCC	PUD
5313325	74466038	EBNER	4040 SAINT ANDREWS WAY	ANTIOCH	CA	94509	OWNER-OCC	SFR
5313416	74466129	AMEN	94 E 13TH STREET	ANTIOCH	CA	94509	OWNER-OCC	SFR
5313481	74466194	ROSAS	2278 DINKEY CREEK AVENUE	MERCED	CA	95340	OWNER-OCC	SFR
5313556	74466269	STRAUSE	400 S GARRISON ST	LAKEWOOD	CO	80226	OWNER-OCC	SFR
5313614	74466327	LOY	140 TODD ROAD	JAMESTOWN	KY	42629	OWNER-OCC	MANU/MOBIL
5313630	74466343	BRUCE	12147 S ELIZABETH	CHICAGO	IL	60643	OWNER-OCC	SFR
5313655	74466368	TRIFAN	600 STONETOWN ROAD	RINGWOOD	NJ	7456	OWNER-OCC	SFR
5313663	74466370	ALCOCER JR	1033 SAN ANTONIO	SOLEDAD	CA	93960	OWNER-OCC	SFR
5313689	74466392	ROSSI	335 HOSTINE STREET	FORT PIERCE	FL	34982	NON OWNER	SFR
5313697	74466400	BURCH	RD#1 MAPLE DR	MONTROSE	PA	18801	OWNER-OCC	SFR
5313762	74466475	ABNER	871 E 4TH STREET	DURANGO	CO	81301	OWNER-OCC	SFR
5313846	74466558	GONZALEZ	1804 9TH STREET	EUNICE	NM	88231	OWNER-OCC	SFR
5313887	74466520	VIEIRA	253 WEBSTER AVENUE	PROVIDENCE	RI	2909	OWNER-OCC	SFR
5313925	74466628	PELAYO	1125 W CEDAR STREET	OXNARD	CA	93033	OWNER-OCC	SFR
5313960	74466673	POSEY	328 WILDERNESS TRAIL RD	EASLEY	SC	29640	OWNER-OCC	MANU/MOBIL
5314083	74466798	REAGAN	7118 WALNUT LANE	MILLSTADT	IL	62260	OWNER-OCC	SFR
5314091	74466806	BROCK	2201 HOUSTON	ELDORADO	AR	71730	OWNER-OCC	SFR
5314125	74466830	RODRIGUEZ	5840 SW 87 AVENUE	COOPER CITY	FL	33328	OWNER-OCC	SFR
5314174	74466889	DECKER	2336 FAIRWAY DRIVE	SPANISH FORK	UT	84660	OWNER-OCC	SFR
5314240	74466954	CORNELL III	4840 EXPRESS DRIVE SOUTH	RONKONKOMA	NY	11779	OWNER-OCC	SFR
5314349	74467051	SCHIRMER	2268 BEACHAM DRIVE	CASTLE ROCK	CO	80104	OWNER-OCC	SFR
5314430	74467135	KLONTZ	4323 WAYNESVILLE	JAMESTOWN	OH	45335	OWNER-OCC	SFR
5314448	74467143	LUTTRELL	2064 PUEBLO NUEVO CIR	EL PASO	TX	79936	OWNER-OCC	SFR
5314497	74467192	SPARKS	704 15TH STREET SW	BIRMINGHAM	AL	35211	NON OWNER	SFR
5314653	74467359	GUZMAN	1821 S HIGHLAND	BERWYN	IL	60402	OWNER-OCC	2-4 UNITS
5314695	74467350	GOODMAN	871 RICHARD LANE	DANVILLE	CA	94526	OWNER-OCC	SFR

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM
5314757	74467457	CIRKL-BREHM	2539 W STATE RD 29	SPRING VALLEY	WI	54767	OWNER OCC	SFR	360
5314844	74467549	MILLER	4751 KNOLLCREST COURT	ANTIOCH	CA	94531	OWNER OCC	SFR	360
5314877	74467572	BARTLETT	150 PARTRIDGE ROAD	PITTSFIELD	MA	1201	OWNER OCC	SFR	360
5314893	74467558	RICHEY	1504 N 700 W	MAPLETON	UT	84664	OWNER OCC	SFR	360
5314935	74467630	COLES	523 E CHISWICK CIRCLE	HIGHLANDS RANCH	CO	80126	OWNER OCC	PUD	360
5314950	74467655	ADAMS	2578 W 1700 S	SYRACUSE	UT	84075	OWNER OCC	SFR	360
5315106	74467804	WHITE	19007 KILDONAN DRIVE	GAITHERSBURG	MD	20879	OWNER OCC	PUD	360
5315197	74467895	MCFALL	3559 W VINCENT DRIVE	SPRINGFIELD	MO	65810	OWNER OCC	SFR	360
5315205	74467903	ANCRILLI	14814 LONE EAGLE DRIVE	ORLANDO	FL	32837	OWNER OCC	PUD	180
5315213	74467911	DAVIDO	711 E 4TH ST	BOYERTOWN	PA	19512	OWNER OCC	SFR	360
5315262	74467960	GRANT	4724 40TH PLACE NORTH	BIRMINGHAM	AL	35217	OWNER OCC	SFR	360
5315270	74467978	MORALES	2400 108TH AVENUE	OAKLAND	CA	94603	OWNER OCC	SFR	360
5315296	74467994	SEWELL	4811 E STATE HWY 29	BERTRAM	TX	78605	OWNER OCC	MANUMOBIL	360
5315379	74468075	RAMIREZ	1327 AMARDOR AVE	ONTARIO	CA	91764	OWNER OCC	SFR	360
5315387	74455877	SALCEDO	18731 E BROOKPORT STREET	COVINA	CA	91722	OWNER OCC	SFR	180
5315429	74468117	RODRIGUEZ	4715 AUTUMN MIST	SAN ANTONIO	TX	78250	OWNER OCC	PUD	360
5315510	74468190	MOORE	9201 S LONGWOOD DRIVE	CHICAGO	IL	60643	OWNER OCC	SFR	360
5315551	74468232	MANGANO	8455 BIG PINE WAY	LAS VEGAS	NV	89108	NON OWNER	PUD	360
5315601	74468281	GARCIA	1110 VINELAND AVENUE	LA PUENTE	CA	91746	OWNER OCC	SFR	360
5315759	74468430	URRUTIA	3722 E HUNGERFORD ST	LONG BEACH	CA	90805	OWNER-OCC	SFR	360
5315858	74468521	KITCHEN JR	119 WEST END BOULEVARD	EMPORIA	VA	23847	OWNER-OCC	SFR	180
5315940	74468612	GAGLE	268 DOANE ROAD	NEW MARKET	TN	37820	OWNER OCC	MANUMOBIL	360
5316054	74468711	KOHART	4203 ELK LANE	BASALT	CO	81621	OWNER-OCC	CONDO	360
5316070	74468737	SEDA	4871 SUNSET LANE	WEST PALM BEACH	FL	33415	OWNER-OCC	SFR	360
5316088	74468745	BARR	1357 TIDWAY CIRCLE	CONWAY	SC	29527	OWNER-OCC	MANUMOBIL	360
5316112	74468778	MORRIS	3437 E PARKWAY	GATLINBURG	TN	37738	OWNER-OCC	SFR	360
5316195	74468968	MOODY	4446 S GREENWOOD	CHICAGO	IL	60653	OWNER-OCC	SFR	360
5316401	74469172	STIFEK	1572 1574 THELMA STREET	FORTUNA	CA	95540	OWNER-OCC	2-4 UNITS	360
5316427	74469156	DEL CASTILLO JR	361 SEAHORSE DRIVE	VALLEJO	CA	94591	OWNER-OCC	SFR	360
5316484	74469255	ALLEN	1472 TURTLEBROOK LANE	LAWRENCEVILLE	GA	30043	OWNER-OCC	PUD	360
5316518	74469289	BERRY	308 S LEE AVENUE	WAGONER	OK	74467	OWNER-OCC	SFR	360
5316542	74469313	WENDLER	1816 POPLAR WAY	PINE MOUNTAIN CLUB	CA	93225	OWNER-OCC	PUD	360
5316591	74469347	WOOD	4122 MEADOW BROOK LN	SALIDA	CA	95368	NON OWNER	SFR	360
5316609	74469354	TORRES	4725 BAYSIDE WAY	OAKLEY	CA	94561	OWNER OCC	PUD	360
5316617	74469362	YOUNG	9936 GARLAND DRIVE	WESTMINSTER	CO	80021	OWNER-OCC	PUD	360
5316625	74469370	ALTAMIRANO	8740 GARDEN COURT	GILROY	CA	95020	OWNER OCC	SFR	360
5316666	74469412	HANSON	13642 HWY 113	MAYNARD	AR	72444	OWNER OCC	SFR	180
5316724	74469479	BHARDWAJ	8412 FONTENAY WAY	STOCKTON	CA	95210	OWNER OCC	SFR	180
5316732	74469487	STEELE	2328 DARIO CIRCLE	STOCKTON	CA	95209	OWNER OCC	SFR	360
5316815	74469560	WHITE	529 FORTUNA DRIVE	SUISUN CITY	CA	94585	OWNER-OCC	SFR	360
5316906	74469651	YOUNGER	1304 LEADORE AVE	SALMON	ID	83467	OWNER OCC	MANUMOBIL	360
5316948	74469693	JIMENEZ	22073 YEAGER ROAD	MONROE	WA	98272	OWNER OCC	SFR	360
5316963	74469719	WEATHERSPOOL	40 LITTLE STREET	MATAWAN	NJ	7747	OWNER-OCC	SFR	360
5317003	74469750	LOFGREN	174 MIDDLE FORK ROAD	CHEHALIS	WA	98532	OWNER OCC	MANUMOBIL	360
5317052	74469800	BLAKLEY	9122 FRANCES RD	FLUSHING	MI	48433	OWNER OCC	SFR	360
5317094	74469847	RUIZ	842 CYPRESS WAY	TWIN FALLS	ID	83301	OWNER-OCC	SFR	360
5317102	74469859	ORTEGA	9576 W 99TH PLACE	WESTMINSTER	CO	80021	OWNER-OCC	SFR	360
5317136	74469883	KLACKO	5925 5TH STREET NORTH	ST PETERSBURG	FL	33703	NON OWNER	SFR	360
5317235	74469982	DICKSON	4585 SE 62ND AVENUE	CARLISLE	IA	50047	OWNER OCC	MANUMOBIL	360
5317250	74470006	BARFIELD	3286 ELOISE DRIVE	POWDER SPRINGS	GA	30127	OWNER OCC	SFR	360
5317425	74470167	PETERSON	12653 SW 12TH STREET	BEAVERTON	OR	97005	OWNER OCC	SFR	360
5317573	74470311	SZETO	4964 MEGAN WAY	SAN DIEGO	CA	92105	OWNER OCC	SFR	360
5317607	74470345	GARCIA	50 KARLN COURT	HOLLISTER	CA	95023	OWNER-OCC	SFR	360
5317623	74470360	MCFARLAND	1928 POTRERO AVENUE	RICHMOND	CA	94804	NON OWNER	SFR	360
5317631	74470378	PIGGINS	1332 FULTON STREET	AURORA	CO	80010	OWNER OCC	SFR	360
5317672	74470410	EVANS	1811 [illegible] WAY	PASADENA	CA	91103	OWNER-OCC	SFR	360
5317730	74470477	HOTHEM	208 CLIFTON STREET	YAMPA	CO	80483	NON OWNER	SFR	360
5317771	74470519	POLYAN	3411 N 12TH PLACE UNIT 12	PHOENIX	AZ	85014	NON OWNER	CONDO	360
5317813	74470550	MONDRAGON	27677 HESSE DRIVE	HAYWARD	CA	94545	OWNER-OCC	SFR	360
5317854	74470592	PHILLIPS	4733 LITTLE JOHN ROAD	COPPEROPOLIS	CA	95228	OWNER-OCC	MANUMOBIL	360
5317862	74470600	YATES	1508 CAJON COURT	ANTIOCH	CA	94509	OWNER-OCC	SFR	360
5317870	74470618	POTIER	473 CACTUS ROAD	DUSON	LA	70529	OWNER OCC	MANUMOBIL	360
5317995	74470733	ADAMS	117 MIRE LANE	THIBODAUX	LA	70301	OWNER OCC	SFR	180
5318001	74470741	BALAICES	2039 YOSEMITE DRIVE	LODI	CA	95242	OWNER OCC	SFR	360
5318019	74470758	CONNORS	2405 LAKHAR LN	DILLON	MT	59725	OWNER OCC	SFR	180
5318076	74470816	ROSALES	4314 GILBERT PLACE	LOS ANGELES	CA	90004	OWNER OCC	SFR	360
5318191	74470931	BREWER	951 MARTIN ST	ATLANTA	GA	30315	NON OWNER	SFR	360
5318241	74470980	COLON	1714 7TH STREET	SAN FERNANDO	CA	91340	OWNER OCC	SFR	360
5318282	74471020	HAMMOND	4023 DURFEE AVENUE	EL MONTE	CA	91732	OWNER OCC	PUD	360
5318324	74471061	GARRIS	1630 BUNKER HILL ROAD	JEFFERSON CITY	MO	65109	OWNER-OCC	SFR	360
5318373	74471111	SALAZAR	8737 STANSBURY AVENUE	PANORAMA CITY	CA	91402	OWNER-OCC	SFR	360
5318381	74471129	MORALES	3636 3638 40TH ST	SAN DIEGO	CA	92105	OWNER-OCC	SFR	360
5318449	74471186	JACKSON	3708/3710 58TH STREET	SACRAMENTO	CA	95820	OWNER-OCC	2-4 UNITS	360
5318472	74471210	YOUNG	8310 S INDIANA AVE	CHICAGO	IL	60619	NON OWNER	2-4 UNITS	360
5318480	74471228	CANNON	3913 HANCOCK CIRCLE	ATLANTA	GA	30340	OWNER OCC	PUD	360
5318555	74471293	HARTMAN	1535 SAN JUAN DR D-#29	DELRAY BEACH	FL	33445	OWNER-OCC	CONDO	360
5318696	74471434	MONDAY	3759 N 81ST STREET	MILWAUKEE	WI	53216	OWNER OCC	SFR	360
5318720	74471467	OSMAR	8016 FAIRCHILD AVE	LOS ANGELES	CA	91306	OWNER-OCC	SFR	360
5318746	74471483	SUNIGA	1428 LOCKE RD	MODESTO	CA	95355	OWNER-OCC	SFR	360
5318761	74471509	GROSSMAN	1233 KAYER STREET	PHILADELPHIA	PA	19147	OWNER-OCC	TOWNHOUSE	360
5318837	74471574	GRAHAM	25451 PINO LANE	LAKE FOREST	CA	92630	OWNER-OCC	CONDO	360
5318910	74471657	MONTY	5 AUNT MARTVILLE LANE	WAREHAM	MA	2576	OWNER-OCC	SFR	360
5318977	74471715	ACOSTA	2529 MICHIGAN AVENUE	LOS ANGELES	CA	90033	OWNER-OCC	SFR	360
5319017	74471756	VITALI	3 MCCURDY COURT	OLD LYME	CT	6371	NON OWNER	SFR	360
5319033	74471772	DEANG	510 JUSTIN AVENUE #104	GLENDALE	CA	91201	OWNER-OCC	CONDO	360
5319074	74471814	HUYNH	5408 MOORES MILL ROAD	TALLAHASSEE	FL	32309	OWNER-OCC	PUD	180
5319082	74471833	WILLIAMS	13440 CEDAR CREEK AVENUE	BAKERSFIELD	CA	93312	OWNER-OCC	SFR	360
5319215	74471954	VALENTE	2407 W CACHE LA POUDRE ST	COLORADO SPRINGS	CO	80904	OWNER-OCC	MANUMOBIL	360
5319223	74471962	JARAMILLO	37830 SHADY MAPLE ROAD	MURRIETA	CA	92563	OWNER-OCC	SFR	360
5319256	74471996	CROCKETT-HARRIS	512 BRICE ROAD	REYNOLDSBURG	OH	43068	OWNER-OCC	SFR	360
5319264	74472002	BRAASCH	111 E LAKE STREET	NEENAH	WI	54956	OWNER-OCC	SFR	360
5319280	74472028	MAZRAANI	1810 ADRIENNE DRIVE	CORONA	CA	92882	OWNER-OCC	SFR	360
5319314	74472051	MEALEY	137 OLD CHERRY MOUNTAIN	JEFFERSON	NH	3583	OWNER-OCC	SFR	360
5319389	74472127	AUTMAN	987 LEAWOOD DRIVE	JOLIET	IL	60431	OWNER-OCC	SFR	360
5319454	74472193	HILDRED	8878 CORCORAN RD	HOMETOWN	IL	60456	OWNER-OCC	SFR	360
5319462	74472200	ALFONZO-LOPEZ	2101 E 21ST STREET #104	SIGNAL HILL	CA	90755	OWNER OCC	CONDO	360
5319769	74472481	AGUIRRE	1217 23RD AVE	MELROSE PARK	IL	60160	OWNER-OCC	2-4 UNITS	360
5319835	74472814	PAREDES	5933 S DAMEN	CHICAGO	IL	60636	OWNER-OCC	SFR	360
5319843	74472822	VICK	41 CALLE MEDIO	LOS LUNAS	NM	87031	OWNER-OCC	MANUMOBIL	360
5319937	74472874	LITT	10601 W CAVE CROSSING	DRIPPING SPRINGS	TX	78620	OWNER-OCC	SFR	360
5319947	74472771	CARROLL	218 29TH STREET	OAKLAND	CA	94611	OWNER-OCC	SFR	360
5320031	74472812	JOHNSON	2010 S MARTIN STREET	LITTLE ROCK	AR	72204	OWNER-OCC	SFR	360
5320049	74472820	ST LOUIS	55 WHITETAIL DRIVE	WASHINGTON	NC	27889	OWNER-OCC	MANUMOBIL	360
5320130	74472911	PERKINS	303 S SELBY STREET	FLETCHER	OK	73541	OWNER-OCC	SFR	360
5320171	74472957	CRYSTAL	7 MAIN STREET	MORA	NM	87732	2ND HOME	SFR	360
5320197	74472978	THORNBURG	788 W I BOWMAN ROAD	GREENEVILLE	TN	37745	OWNER OCC	MANUMOBIL	360
5320205	74472988	SANCHEZ	325 SOUTH 7TH STREET	RICHMOND	CA	94804	OWNER OCC	SFR	360
5320270	74473059	RODRIGUEZ	552 VIRGIL STREET	PITTSBURG	CA	94565	OWNER-OCC	SFR	360
5320304	74473083	BRISENO	3 BUENA VISTA DRIVE	EAGLE PASS	TX	78852	OWNER-OCC	SFR	360
5320320	74473109	BLAKE	245-249 CANOSA COURT	DENVER	CO	80219	NON OWNER	2-4 UNITS	360
5320338	74473117	HARGROVE	12 SANDRA DRIVE	FULTON	TX	78358	OWNER-OCC	SFR	360
5320346	74473125	KERR	42845 STATE HIGHWAY 286	BIGFORK	MN	56628	OWNER-OCC	SFR	360
5320387	74473166	BOONE	634 E 80 NORTH	AMERICAN FORK	UT	84003	OWNER OCC	PUD	360
5320395	74473174	PADILLA	1903 CHAPARRAL LOOP	SOCORRO	NM	87801	OWNER OCC	MANUMOBIL	360
5320403	74473183	BREEN	121 S HEARTZ ROAD	COPPELL	TX	75019	OWNER OCC	SFR	360
5320411	74473190	ARMENDARIZ	6826 MARCONI STREET	HUNTINGTON PARK	CA	90255	OWNER OCC	SFR	360
5320452	74473230	KEELING	23936 ROOSTER HILL ROAD	NEVADA CITY	CA	95959	OWNER OCC	SFR	360
5320502	74473281	CHIESA	43201 BIG SPRINGS COURT	OLD STATION	CA	96071	OWNER OCC	MANUMOBIL	360
5320510	74473299	BALTHIS	RR 1 BOX 3347	BEAN STATION	TN	37708	OWNER OCC	SFR	360
5320569	74473343	ROBINSON	3131 W 153RD STREET	MARKHAM	IL	60428	OWNER-OCC	SFR	360
5320643	74473422	SMITH	518 MILL AVE SE	ORTING	WA	98360	OWNER OCC	SFR	360
5320718	74473487	BORHAUG	1325 ELM AVENUE	GLENDALE	CA	91201	OWNER OCC	SFR	360
5320734	74473513	RADACH	609 S GOLD ST	CENTRALIA	WA	98531	NON OWNER	SFR	360
5320775	74473530	KIM	7409 CORAL LANE SW	LAKEWOOD	WA	98498	OWNER OCC	SFR	360
5320791	74547781	ZECHMANN	8511 110TH STREET EAST	PUYALLUP	WA	98373	OWNER-OCC	SFR	360
5320858	74473620	STENBOM	8654 NE STATE HIGHWAY 104	KINGSTON	WA	98346	OWNER-OCC	MANUMOBIL	360
5320908	74473661	GRIMM JR	801 NW COAST ST #1	NEWPORT	OR	97365	2ND HOME	CONDO	360
5320932	74473695	GOMEZ	337 VIOLET ROAD	HERCULES	CA	94547	OWNER-OCC	SFR	360

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM
5321013	74473778	KIRCHNER	1073 PEBBLE BEACH ROAD	LAKE HILLS	TX	78063	OWNER OCC	SFR	
5321079	74473836	CONTRERAS	554 MORNING GLORY DRIVE	PATTERSON	CA	95363	OWNER OCC	SFR	
5321088	74473844	TREMINO	12711 VIDORRA VISTA DRIVE	SAN ANTONIO	TX	78218	OWNER OCC	PUD	
5321161	74473919	JUAREZ	1430 CRUCERO DRIVE #4	SAN JOSE	CA	95122	OWNER OCC	CONDO	
5321245	74473993	SHANNON	7657 LAKEWOOD PARK	SACRAMENTO	CA	95828	OWNER OCC	SFR	
5321252	74474009	TORREY	411 E HAROLD STREET	LODI	CA	95242	OWNER OCC	SFR	
5321260	74474016	GARCIA	3815 NORTHWOOD DRIVE NO C	CONCORD	CA	94520	OWNER OCC	CONDO	
5321286	74474032	ANDRADE	2360 RALMAR AVENUE	EAST PALO ALTO	CA	94303	OWNER OCC	SFR	
5321294	74474040	GIST	33165 STEVENS STREET	RAYMOND	CA	93653	OWNER OCC	MANUFACTURED	
5321336	74474081	HELMER	1782 S ROME STREET	GILBERT	AZ	85296	OWNER OCC	PUD	
5321377	74474123	WISE	3955 CLEVELAND STREET	BEAUMONT	TX	77703	OWNER OCC	SFR	
5321385	74474131	GARDNER	177 AUTUMN ROAD	MADERA	CA	93637	OWNER OCC	SFR	
5321427	74474172	HUTCHINSON	3560 KINGS CROSS ROAD	LUMBERTON	NC	28360	OWNER OCC	SFR	
5321476	74474222	DAVIS	1635 HENSON ROAD	PARADISE	CA	95969	OWNER OCC	SFR	
5321492	74474248	GARZA	1510 W EL MONTE ST	STOCKTON	CA	95207	OWNER OCC	SFR	
5321500	74474255	BREDEMEYER	2032 SHADYBROOK DR	FORT WAYNE	IN	46803	NON OWNER	SFR	
5321609	74474354	OLVERIO	1174 WEST MILLBRAE AVENUE	FRESNO	CA	93711	OWNER OCC	SFR	
5321617	74474362	MATIAS	932 CORTINA WAY	SALINAS	CA	93905	OWNER OCC	SFR	
5321690	74474448	TORIBIO	50707 SAMOS AVENUE	LANCASTER	CA	93536	OWNER OCC	SFR	
5321716	74474461	SANCHEZ	2023-2025 CITY VIEW AVE	LOS ANGELES	CA	90033	OWNER OCC	2-4 UNITS	

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage

Specialty Home Loans

Washington Mutual

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV
5325376	74478124	PURSER	6808 145TH ST CT NW	GIG HARBOR	WA	98332	OWNER OCC	SFR	360	80.00
5325394	74478140	JERED	1702 PERIWINKLE WAY	ANTIOCH	CA	94531	OWNER OCC	SFR	360	84.97
5325410	74478165	LANDSTEDT	5581 SIERRA SPRINGS DRIVE	POLLOCK PINES	CA	95726	OWNER OCC	SFR	360	77.73
5325493	74478249	HERNANDEZ	17422 CALCUTTA STREET	LA PUENTE	CA	91744	OWNER OCC	SFR	360	80.00
5325550	74478308	HERNANDEZ	8231 PAISLEY LANE	FONTANA	CA	92335	OWNER OCC	SFR	360	80.00
5325659	74478405	SHAFF	1336-1338 S HUDSON AVENUE	LOS ANGELES	CA	90019	OWNER OCC	2-4 UNITS	360	33.13
5325691	74478447	HERRERA	319 C CALLE DE LA PAZ	ESPANOLA	NM	87532	OWNER OCC	SFR	360	43.00
5325709	74478454	ALEMAN	2324 BRIDLEWOOD DR	RANCHO CORDOVA	CA	95670	OWNER OCC	SFR	360	80.00
5325725	74478470	ZIDWICK	8275 TAMARACK TRAIL	EDEN PRAIRIE	MN	55347	NON OWNER	TOWNHOUSE	360	60.00
5325774	74478520	GRAJEDA	3238 W 5TH STREET SUITE 202	SANTA ANA	CA	92703	OWNER OCC	CONDO	360	90.00
5325808	74478553	JACKSON	5562 SOMERSET	DETROIT	MI	48224	OWNER OCC	SFR	360	80.00
5325840	74478595	ZIDWICK	8701 OAKMERE ROAD	BLOOMINGTON	MN	55438	NON OWNER	SFR	360	80.00
5325865	74478611	JULIAN	1928-1930 DUBLIN STREET	NEW ORLEANS	LA	70118	OWNER OCC	2-4 UNITS	360	85.00
5325881	74478637	WRIGHT	1 W WILLOW AVENUE	PHOENIX	AZ	85029	OWNER OCC	SFR	360	90.00
5325964	74478710	ZIDWICK	6310-12 KUTCHER LANE	EDEN PRAIRIE	MN	55346	NON OWNER	2-4 UNITS	360	80.00
5326020	74478777	MENDOZA	1600 E HARDING WAY	STOCKTON	CA	95205	OWNER OCC	SFR	360	80.00
5326046	74478793	KELTY	945 CRESTVIEW STREET	SALINAS	CA	93906	OWNER OCC	SFR	360	80.00
5326188	74478934	RODRIGUEZ	427 E 82ND ST	LOS ANGELES	CA	90003	OWNER OCC	SFR	360	63.71
5325269	74479015	MCKUHN	42567 JOLENE COURT	TEMECULA	CA	92592	OWNER OCC	SFR	360	80.00
5326301	74479056	VEGA	2211 BEBEE ROAD	KYLE	TX	78640	OWNER OCC	SFR	360	85.00
5326319	74479064	WRIGHT-WEBSTER	13037 FRANKFORT ST	DETROIT	MI	48213	OWNER OCC	SFR	353	80.00
5326335	74479080	NORRIS	10906 VIA BANCO	SAN DIEGO	CA	92126	OWNER OCC	CONDO	360	82.07
5326376	74479122	HENDRICKS II	828 70TH STREET NORTH	ST PETERSBURG	FL	33710	NON OWNER	SFR	360	67.33
5326418	74479163	HENDERSON	6409 AUTUMN TRL	THE COLONY	TX	75056	OWNER OCC	PUD	360	80.93
5326491	74479247	GONZALEZ	3225 ISLA COCOA WAY	EL PASO	TX	79925	NON OWNER	PUD	360	90.00
5326533	74479288	ZUETLAU	321 FRIENDSHIP DRIVE	SPRINGVILLE	AL	35146	OWNER OCC	MANU/MOBIL	360	80.00
5326570	74479338	TENNEY	905 OTIS COURT	RED BLUFF	CA	96080	OWNER OCC	SFR	360	60.38
5326616	74480765	FLEISCHMANN	2082 WAVERLY LANE	ALGONQUIN	IL	60102	OWNER OCC	CONDO	360	93.00
5326640	74479379	SAENZ	12603 BOGAROUS	LA MIRADA	CA	90638	OWNER OCC	SFR	360	80.00
5326665	74479395	LONGWORTH	257 TREASURE BEACH ROAD	ST AUGUSTINE	FL	32080	2ND HOME	MANU/MOBIL	360	80.00
5326673	74479403	LAYFIELD	3811 N DONALD AVE	BETHANY	OK	73008	OWNER OCC	SFR	360	80.00
5326681	74479411	PEREZ	2228 EL VEDADO COURT E	WEST PALM BEACH	FL	33405	OWNER OCC	SFR	360	90.00
5326764	74479434	HART	9902 W BRIGHT ANGEL CIRCLE	SUN CITY	AZ	85351	OWNER OCC	PUD	360	80.00
5326756	74479528	DEANGELO	18 LAKEVIEW AVE	NORTH BRANFORD	CT	6472	OWNER OCC	SFR	360	80.41
5326855	74479585	MARRERO	41 MILLER ROAD UNIT #1	BRISTOL	CT	6010	OWNER OCC	SFR	360	83.00
5326889	74479619	WELCH	181 MERCER RD	NORRIDGEWOCK	ME	4957	OWNER OCC	SFR	360	80.00
5326897	74479627	DANTOWITZ	112 SW 96 AVENUE	PLANTATION	FL	33324	OWNER OCC	PUD	360	60.00
5327028	74479750	CYBOSO	37 NEWFIELD COURT	STAMFORD	CT	6905	OWNER OCC	SFR	360	42.86
5327069	74479791	FITZGERALD	68190 CALLE LAS TIENDAS	DESERT HOT SPRINGS	CA	92240	NON OWNER	2-4 UNITS	360	80.00
5327119	74479841	JOYNER	1155 MEMORIAL AVE	WILLIAMSPORT	PA	17701	OWNER OCC	SFR	360	70.00
5327176	74479908	GARCIA	1413 N AVON ST	BURBANK	CA	91505	OWNER OCC	SFR	360	68.20
5327184	74479916	STEEN	402 FRANKLIN AVE	CUYAHOGA FALLS	OH	44221	OWNER OCC	SFR	360	88.64
5327325	74480054	FLORES	8144 ROAD 126	PIXLEY	CA	93256	OWNER OCC	SFR	360	80.00
5327341	74480070	LELONG	949 E MCCLELLAND ROAD	WHITE CLOUD	MI	49349	OWNER OCC	SFR	360	80.00
5327358	74480088	GALLEGOS	9303 CLANCEY AVE	DOWNEY	CA	90240	OWNER OCC	SFR	360	60.00
5327360	74480120	BEURET	605 MAYWOOD LANE	HOFFMAN ESTATES	IL	60194	OWNER OCC	SFR	360	80.00
5327432	74480161	VARGAS	3241 NORTH PARK LANE	LONG BEACH	CA	90807	OWNER OCC	2-4 UNITS	360	90.00
5327481	74480211	CLARK	11809 SIERRA HIGHWAY	SAUGUS	CA	91350	OWNER OCC	SFR	360	75.00
5327499	74480229	NEIBERGER	2405 RONZANI STREET	PUEBLO	CO	81005	OWNER OCC	SFR	360	85.00
5327507	74480237	THOMAS III	815 HOLLY RIDGE LANE	COTTAGEVILLE	SC	29435	OWNER OCC	SFR	360	68.04
5327564	74480294	WISE	840 STILL ROAD	PIERSON	FL	32180	OWNER OCC	MANU/MOBIL	180	80.00
5327630	74480369	ATIENZA	14828 DARTMOOR AVENUE	NORWALK	CA	90650	OWNER OCC	SFR	360	79.60
5327697	74480427	ASCHENBRENNER	33870 SKY BLUE WATER TRAIL	CATHEDRAL CITY	CA	92234	NON OWNER	2-4 UNITS	360	80.00
5327705	74480435	HEATH-STREMME	1973 HIDDEN GOLD TRAIL	COOL	CA	95614	OWNER OCC	PUD	360	39.77
5327713	74480443	GARCIA	7534 SW 132ND AVENUE	MIAMI	FL	33175	OWNER OCC	SFR	360	71.00
5327739	74480468	TENNEY	1527 SW ROGERS AVENUE	ATLANTA	GA	30310	NON OWNER	SFR	360	75.00
5327788	74480518	WONG	11548 CANTLAY STREET	LOS ANGELES	CA	91605	OWNER OCC	SFR	360	80.00
5327804	74480534	REZVANI	6123 NOBLE AVENUE	VAN NUYS	CA	91402	OWNER OCC	SFR	360	90.00
5327812	74480542	HERRERA	12305 ROSEWELL AVENUE	CHINO	CA	91710	OWNER OCC	SFR	360	85.00
5327846	74480575	SCHIANO	422 SOUTH STREET	JIM THORPE	PA	18229	OWNER OCC	SFR	360	90.00
5327853	74480583	LASALLE	8212 S KILDARE AVENUE	CHICAGO	IL	60652	OWNER OCC	SFR	360	85.00
5327879	74480609	BATRES	217 SOUTH AVENUE 59	LOS ANGELES	CA	90042	OWNER OCC	SFR	360	80.00
5327887	74480617	LITTLE	N2459 GREEN VALLEY ROAD	PULASKI	WI	54162	OWNER OCC	SFR	360	63.87
5327945	74480874	CARRANZA	1831 COPPER LANTERN DR	HACIENDA HEIGHTS	CA	91745	OWNER OCC	SFR	180	68.35
5327978	74480708	LEMUS	8495 CRYSTAL AVENUE	RIVERSIDE	CA	92504	OWNER OCC	SFR	360	85.00
5328043	74480759	ALEXANDER	847 BRYSEN	TOLEDO	OH	43609	OWNER OCC	SFR	360	80.00
5328059	74480807	ORTIZ	1827 S KEELER AVENUE	CHICAGO	IL	60623	NON OWNER	TOWNHOUSE	360	75.00
5328109	74480856	STRICKLAND	13091 NE 101ST COURT	ARCHER	FL	32618	OWNER OCC	MANU/MOBIL	240	65.00
5328117	74480864	LITTLE	2415 DAYBREAK CT	ELGIN	IL	60123	OWNER OCC	CONDO	360	90.00
5328166	74480914	CASTRO	5442 RIDGE WIND LANE	HOUSTON	TX	77053	NON OWNER	PUD	360	65.00
5328182	74480930	HUTTON	987 989 S CORAL PLACE	PUEBLO WEST	CO	81007	OWNER OCC	SFR	360	60.00
5328190	74480948	GORE	8921 S MANHATTAN PLACE	LOS ANGELES	CA	90047	OWNER OCC	SFR	360	84.00
5328216	74480963	CRIMM	85 HIGH MOUND DRIVE	BOAZ	AL	35957	OWNER OCC	MANU/MOBIL	360	81.61
5328240	74480957	RABY	3112 WOODRUFF RD	JOLIET	IL	60432	NON OWNER	2-4 UNITS	360	90.00
5328273	74481029	BRITTON	265 PUTNAM AVE	BROOKLYN	NY	11216	OWNER OCC	2-4 UNITS	360	15.00
5328281	74481037	HARRIS COLE	7321 33RD STREET SOUTH	ST PETERSBURG	FL	33712	NON OWNER	SFR	360	75.00
5328349	74481094	RODRIGUEZ	12918 INDIAN LANE	NORWALK	CA	90650	OWNER OCC	CONDO	300	73.83
5328364	74481110	SANCHEZ	1112 & 1114 W STUBBS STREET	EDINBURG	TX	78539	NON OWNER	2-4 UNITS	180	80.00
5328372	74481128	CERVANTES	4208 MARGARITA ST	EDINBURG	TX	78539	OWNER OCC	SFR	300	80.00
5328380	74481136	WALES	41 GLEN ROAD	MANITOU SPRINGS	CO	80829	OWNER OCC	SFR	360	75.00
5328398	74481144	BANKS	125 DES PLAINES AVE	FOREST PARK	IL	60130	OWNER OCC	2-4 UNITS	360	76.83
5328406	74481151	CHAVEZ	1551 FREMONT AVENUE	PUEBLO	CO	81001	OWNER OCC	SFR	360	90.00
5328414	74481169	POHL	2215 E 103RD PLACE	THORNTON	CO	80229	OWNER OCC	PUD	360	90.00
5328448	74481193	CARLSON	2289 PEAR LANE	MADRID	IA	50156	OWNER OCC	SFR	360	75.00
5328463	74481219	CRUZ	3517 FUREY STREET	DALLAS	TX	75212	OWNER OCC	SFR	360	80.00
5328539	74481284	ACEVEDO	14 MCCARTHY AVENUE	SAN FRANCISCO	CA	94134	OWNER OCC	SFR	360	60.00
5328570	74481326	LEE	408 105TH AVENUE	OAKLAND	CA	94603	OWNER OCC	SFR	360	85.30
5328620	74481375	BLAIR	129 W ELLSWORTH AVENUE	DENVER	CO	80223	OWNER OCC	SFR	360	77.86
5328638	74481383	FERGUSON	325 JB RIGSBY ROAD	JASPER	AL	35503	OWNER OCC	SFR	360	73.00
5328653	74481409	BROWN	39 P 49 ROAD	BAILEY	CO	80421	OWNER OCC	SFR	360	90.00
5328679	74481425	FRANKOWSKI	6315 W MAIN ST	CASS CITY	MI	48726	OWNER OCC	SFR	360	90.00
5328687	74481433	SANTIAGO JR	309 CARDIFF DRIVE	KISSIMMEE	FL	34758	OWNER OCC	PUD	360	80.00
5328737	74481482	JOHNSON	151 SANDY SPRINGS LANE	BERRY CREEK	CA	95916	OWNER OCC	MANU/MOBIL	360	57.17
5328780	74481516	BROWN	7364 VERDUGO WAY	SACRAMENTO	CA	95842	NON OWNER	SFR	360	68.38
5328786	74481532	NAFEY	18726 SYDNEY CIRCLE	CASTRO VALLEY	CA	94546	OWNER OCC	PUD	360	40.82
5328826	74481573	WEDELSTEDT	1840 S ZINNIA COURT	LAKEWOOD	CO	80228	OWNER OCC	SFR	360	65.00
5328836	74481581	THOMAS	14383 E CENTRAL	ST ANNE	IL	60964	OWNER OCC	SFR	360	80.00
5328844	74481599	BECERRA	2735 WAYNE DR	SAN ANTONIO	TX	78222	OWNER OCC	SFR	360	70.00
5328877	74481623	GRANT	214 N MADISON	BOULDER	MT	59632	OWNER OCC	MANU/MOBIL	360	83.68
5328935	74481680	GRAHAM	1207 WEST 8TH STREET	ANTIOCH	CA	94509	OWNER OCC	SFR	360	74.74
5328943	74481698	YRIBIA	404 W OURAY AVENUE	GRAND JUNCTION	CO	81505	NON OWNER	SFR	360	78.72
5328992	74481748	BANKS	827 MARSHALL AVE	BELLWOOD	IL	60104	OWNER OCC	SFR	360	90.00
5329016	74481763	SERRANO	1848 VASQUEZ DRIVE	FIREBAUGH	CA	93622	OWNER OCC	SFR	360	80.00
5329024	74481771	REBOIN	245 SCHOOL ST SE	LACEY	WA	98503	OWNER OCC	SFR	360	80.00
5329040	74481797	GUTIERREZ	17724 3RD AVENUE NW	SHORELINE	WA	98177	OWNER OCC	SFR	360	80.00
5329073	74481821	TURNER	40125 CHOP CLEAR LAKE RD E	EATONVILLE	WA	98328	OWNER OCC	SFR	360	85.60
5329107	74481854	HERNANDEZ	117 BUCKINGHAM STREET	FORT COLLINS	CO	80524	OWNER OCC	SFR	360	80.00
5329123	74481870	GONZALEZ	4401 SW 112 COURT	MIAMI	FL	33165	OWNER OCC	PUD	360	80.00
5329149	74481896	BONANNO	78 49 85 STREET	RIDGEWOOD	NY	11385	OWNER OCC	2-4 UNITS	360	85.00
5329387	74482118	ESTRADA	1721 WESTMORA AVE	STOCKTON	CA	95210	OWNER OCC	SFR	360	78.86
5329396	74482142	DUGOSH	17330 LOOP 1604 SOUTH	SAN ANTONIO	TX	78221	OWNER OCC	SFR	360	34.73
5329404	74482159	CONRAD	316 BEAVER ST	LANCASTER	PA	17603	OWNER OCC	SFR	360	85.00
5329412	74482167	SHUTTER JR	5591 GARDENER RD	ALTAMONT	NY	12009	OWNER OCC	SFR	360	90.00
5329479	74482225	DELGADO	459 WEST MARENGO AVENUE	SHAFTER	CA	93263	NON OWNER	SFR	360	80.00
5329495	74482233	GONZALEZ	6727 JOHN MARSHALL	SAN ANTONIO	TX	78240	OWNER OCC	SFR	360	80.00
5329503	74482241	STEVENSON	1671 JULIAN STREET	STOCKTON	CA	95206	OWNER OCC	SFR	360	19.05
5329511	74482258	MORRISON	403 EMERSON STREET	WRAY	CO	80758	OWNER OCC	SFR	360	80.00
5329529	74482266	AUFILL	1200 FRUITVALE ROAD	LINCOLN	CA	95648	OWNER OCC	MANU/MOBIL	360	75.00
5329537	74482274	BAILEY	2115 RAILROAD AVENUE	MALIN	OR	97632	OWNER OCC	SFR	360	84.87
5329628	74482365	VLASOV	7841 RESEDA BOULEVARD #9	RESEDA	CA	91335	OWNER OCC	CONDO	360	80.00
5329644	74482381	GRUTTER	311 ROSS DRIVE	MILL VALLEY	CA	94941	OWNER OCC	SFR	360	45.71
5329663	74482407	RODRIGUEZ	1714 LAVONNE AVENUE	SAN JOSE	CA	95116	OWNER OCC	SFR	360	80.00
5329701	74482443	ALCID	942 LONGFELLOW STREET	TRACY	CA	95376	OWNER OCC	SFR	360	80.00
5329768	74482506	GAO	3040 MILL OAK WAY	SACRAMENTO	CA	95833	OWNER OCC	SFR	360	95.00
5329776	74482514	PRASAD	170 HEWITT PL	HAYWARD	CA	94544	OWNER OCC	SFR	360	80.00
5329826	74482563	MUNIZ	18 YUCCA DR	STATEN ISLAND	NY	10312	OWNER OCC	SFR	360	80.00
5329859	74482587	NEWMAN	38 ESTELLA COURT	WALNUT CREEK	CA	94596	OWNER OCC	SFR	360	51.14
5329883	74482621	MENDOZA	20602 WILBEAM AVENUE	CASTRO VALLEY	CA	94546	OWNER OCC	SFR	360	61.96

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5329033	74482870	GAINES	4236 DEVON COURT W DRIVE	INDIANAPOLIS	IN	46229	OWNER OCC	SFR
5329041	74482888	LUCAS HARRIS	2820 HONEYNUT STREET	ANTIOCH	CA	94509	OWNER OCC	SFR
5329082	74482779	CULBERG	4868 S 3075 WEST	ROY	UT	84067	OWNER OCC	SFR
5330055	74482795	PEYTON	9779 E CINDERELLA DR	CROMWELL	IN	46732	OWNER OCC	SFR
5330063	74482803	DE LA TORRE	1757 1757 1/2 E 108TH ST	LOS ANGELES	CA	90059	OWNER OCC	2-4 UNITS
5330089	74482829	PIERCE	304 MYRTLE DRIVE	NOKOMIS	FL	34275	OWNER OCC	SFR
5330220	74482969	ARTIS	7139 HUNTERS GLEN DRIVE	CHARLOTTE	NC	28214	OWNER OCC	SFR
5330238	74482977	HEMMENBERNS	6730 TAYLOR RD	CINCINNATI	OH	45248	OWNER OCC	SFR
5330261	74483038	ALOITORE	121 N 98TH STREET	MESA	AZ	85207	OWNER OCC	SFR
5330295	74483033	GUITERREZ	608 S HAYWARD STREET	ANAHEIM	CA	92804	OWNER OCC	SFR
5330360	74483100	MORAVITS JR	16310 ELK GLEN	SAN ANTONIO	TX	78247	OWNER OCC	SFR
5330394	74483112	GONZALEZ	22527 S GARDEN AVENUE	HAYWARD	CA	94541	OWNER OCC	2-4 UNITS
5330428	74483165	SANCHEZ	5491 JUDITH STREET #1	SAN JOSE	CA	95123	OWNER OCC	CONDO
5330469	74483207	PROHN	83 BUFFALO TRAIL	LIVINGSTON	MT	59047	OWNER OCC	SFR
5330501	74483249	CATTERSON	13259 MORNING SUN DRIVE	JACKSONVILLE	FL	32225	OWNER OCC	PUD
5330600	74483348	STACY	107 S LOCUST	PETROLIA	TX	76377	OWNER OCC	MANU/MOBIL
5330657	74483405	MORENO	1718 WEST 144TH STREET	GARDENA	CA	90247	OWNER OCC	SFR
5330675	74483413	FERGUSON	5225 HART ROAD	HASTINGS	MI	49058	OWNER OCC	SFR
5330683	74483421	WISE	1000 E WOOD AVENUE	SALT LAKE CITY	UT	84105	OWNER OCC	SFR
5330733	74483470	FLORES-BARAHONA	4217 NULL DRIVE	ANTIOCH	CA	94509	OWNER OCC	SFR
5330741	74483488	LANDEROS	6130 N 31ST DRIVE	PHOENIX	AZ	85017	OWNER OCC	SFR
5330774	74483512	DE LA GARZA	5471 CONGO LANE	SAN ANTONIO	TX	78227	OWNER OCC	SFR
5330782	74483520	SHAW	600 PROVIDENCE ST	WEST WARWICK	RI	2893	OWNER OCC	2-4 UNITS
5330816	74483553	TALUKDER	31 29 84TH ST	JACKSON HEIGHTS	NY	11372	OWNER OCC	2-4 UNITS

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.284 WA Rate — 10,143 Loan Count
353.83 WA Rmtm — 1,351,132,816.13 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV
5334420	74487158	TEJEDA	9470 OLIVE STREET	OAKLAND	CA	94603	OWNER-OCC	SFR	360	80.00
5334446	74487174	LOPEZ	723 ALMADEN AVENUE	SAN JOSE	CA	95110	OWNER-OCC	SFR	360	80.00
5334461	74487190	FLAMMANG	1203 GLENBROOK AVENUE	ROSEVILLE	CA	95678	2ND HOME	SFR	360	80.00
5334545	74487265	EDWARDS	21478 CRYSTAL FALLS DRIVE	SONORA	CA	95370	OWNER-OCC	MANUMOBL	360	65.00
5334578	74487299	JAMNBACK	65 FULTON ROAD	CANONSBURG	PA	15317	OWNER-OCC	SFR	360	65.00
5334586	74487307	WALTERS	59 W WASHINGTON BL	PASADENA	CA	91103	NON OWNER	2-4 UNITS	360	80.00
5334636	74487356	KNIGHT	2601 GRAHAM DRIVE	KINSTON	NC	28504	OWNER-OCC	SFR	180	90.00
5334677	74487380	REED	16840 RAINIER AVENUE	HAYWARD	CA	94541	OWNER-OCC	SFR	360	60.00
5334685	74487398	LEANO	1251 SCHEIGER DRIVE	TRACY	CA	95376	OWNER-OCC	SFR	360	80.00
5334693	74487406	JAMES	498 RED ROCK RANCH ROAD	RED ROCK	TX	78662	OWNER-OCC	MANUMOBL	360	60.00
5334719	74487422	JAWWAD	127 E JEFFERSON STREET	STOCKTON	CA	95206	NON OWNER	SFR	360	90.00
5334735	74487448	NEUFELDT	4618 WEST MAURIE AVENUE	SANTA ANA	CA	92703	OWNER-OCC	SFR	360	65.00
5334743	74487455	STRATTON	1604 PRESIOCA STREET #1016	SAN DIEGO	CA	91977	OWNER-OCC	CONDO	360	75.00
5334776	74487482	PREHODA	14 TAMIAR PASS	MALTA	NY	12019	OWNER-OCC	SFR	360	90.00
5334784	74487497	ROSIER	ROUTE 1 BOX 23 A	SUMMIT POINT	WV	25446	OWNER-OCC	SFR	360	60.80
5334792	74487505	THURMAN	214 W MARION ST	ABERDEEN	WA	98520	OWNER-OCC	SFR	360	90.00
5334800	74487513	COBB	813 GOLD COURT	AYNOR	SC	29511	OWNER OCC	MANUMOBL	360	61.20
5334818	74487521	PACE	304 S 13TH AVE	BOZEMAN	MT	59715	OWNER-OCC	SFR	360	90.00
5334847	74487554	RIVERA	2230 E AVENUE Q4 AVENUE 40	PALMDALE	CA	93550	OWNER-OCC	CONDO	360	80.00
5334875	74552944	YOUNG	510 E 35TH AV	GARY	IN	46409	OWNER-OCC	SFR	360	95.00
5334879	74487612	BAIN	655 WASHINGTON STREET 2A	DENVER	CO	80203	OWNER OCC	CONDO	360	80.00
5334958	74487661	FOSTER	1101 NE 4TH AVE	MINERAL WELLS	TX	76067	OWNER-OCC	SFR	360	60.00
5334966	74487679	CLEVELAND	728 VANBUREN AVE	LINDEN	NJ	7036	OWNER OCC	SFR	360	74.66
5335047	74487752	GILLEY	1700 RUSTIC WOOD COURT	MOBILE	AL	36609	OWNER OCC	SFR	360	80.00
5335096	74487802	HEPBURNE	1410 SW 87 TERRACE	PEMBROKE PINES	FL	33025	OWNER-OCC	PUD	360	61.79
5335138	74487844	SCOTT	1389 SKYVIEW RD	WEST POINT	KY	40177	OWNER-OCC	MANUMOBL	360	70.00
5335146	74487851	MANSON	6702 COLONY PARK DRIVE	AUSTIN	TX	78724	OWNER-OCC	SFR	360	80.00
5335229	74487927	MUTCHIE	5128 E ROCK LEDGE LN	KANAB	UT	84741	OWNER-OCC	MANUMOBL	360	65.00
5335245	74487943	LEVIN	40049 WATFORD WAY	PALMDALE	CA	93551	OWNER-OCC	SFR	360	77.70
5335260	74487968	CALVILLO	1449 CHALMERS AVE	SAN ANTONIO	TX	78211	OWNER-OCC	SFR	360	63.64
5335286	74487984	CARPENTER	141 LOU IVY RD	NATCHITOCHES	LA	71457	OWNER-OCC	SFR	360	82.73
5335344	74488040	SORRENSON	11512 TIN CUP DRIVE 112	AUSTIN	TX	78750	NON OWNER	CONDO	360	80.00
5335351	74488057	AKERS	7563 HOUGH RD	ALMONT	MI	48003	OWNER-OCC	MANUMOBL	360	90.00
5335385	74488081	CARTER	9 HAMILTON AVE UNIT 2	SOUTH NORWALK	CT	6854	OWNER-OCC	CONDO	360	65.00
5335427	74488123	ORTIZ	3540 JAMES AVENUE	FORT WORTH	TX	76110	OWNER-OCC	SFR	360	80.00
5335443	74488149	MCKEVER	7511 GRANADA BOULEVARD	MIRAMAR	FL	33023	OWNER-OCC	SFR	360	80.00
5335476	74488172	ORTIZ	25635 HORADO LANE	MORENO VALLEY	CA	92551	OWNER-OCC	SFR	360	95.00
5335500	74488206	COX	121 LUZERNE STREET	MOUNT IDA	AR	71957	OWNER-OCC	SFR	360	83.50
5335583	74488289	CONKLIN	12 FLIRTATION AVE	NEW PRESTON	CT	6777	OWNER OCC	SFR	360	75.00
5335617	74488313	LEGNO	227 WOODSIDE PLACE	ROCHESTER	NY	14609	OWNER-OCC	SFR	360	80.00
5335633	74488339	LUCERO	168 RIM ROAD	ARROYO SECO	NM	87514	OWNER-OCC	SFR	360	75.00
5335641	74488347	MOSSIDIS	16 MORRIS ROAD	SCHENECTADY	NY	12304	OWNER-OCC	SFR	360	50.00
5335674	74488370	BENT	787 E 42ND PLACE NORTH	TULSA	OK	74106	NON OWNER	SFR	180	75.00
5335781	74488487	BALAS	3133 3131 3131 1/2 VANE AVENUE	EL MONTE	CA	91733	OWNER OCC	2-4 UNITS	360	78.87
5335807	74488503	MACLIN	1258 E 88TH STREET	CLEVELAND	OH	44103	NON OWNER	SFR	360	90.00
5335872	74488578	HALL	5422 CEDARWOOD DR	LOUISVILLE	KY	40272	OWNER OCC	SFR	360	50.00
5335906	74488602	MORA	11645 CAPITOL DRIVE	RIVERSIDE	CA	92503	OWNER OCC	SFR	360	68.89
5335914	74488610	HAYGOOD	316 REAMER AVENUE	CARNEGIE	PA	15106	OWNER-OCC	SFR	360	85.00
5335922	74488628	PHILLIPPE	310 E 10TH ST	JONESBORO	IN	46938	OWNER-OCC	SFR	360	70.00
5335948	74488644	WALKER	330 N CHAPEL AVE 110	ALHAMBRA	CA	91801	NON OWNER	CONDO	360	62.86
5335955	74488651	AMIN	7303 E 101ST PLACE	THORNTON	CO	80229	OWNER OCC	SFR	360	69.13
5335971	74488677	LOFLIN	2168 SCHOOL STREET	WINSTON-SALEM	NC	27105	NON OWNER	SFR	360	75.00
5336003	74488701	CAPUTO	183 WESTERLY TERRACE	COLCHESTER	CT	6415	OWNER OCC	SFR	360	80.00
5336078	74488776	BARNHARDT	225 BYERLY ROAD	LEXINGTON	NC	27295	OWNER OCC	SFR	360	51.13
5336151	74488859	CLINCY JR	510 41ST AVENUE SOUTH	ST PETERSBURG	FL	33705	OWNER OCC	SFR	360	65.00
5336177	74488875	WILLIAMS	410 GHEN RD	BRANDENBURG	KY	40108	OWNER-OCC	MANUMOBL	360	85.00
5336185	74488883	CHAVEZ	555 W NORTHPARK BLVD	SAN BERNARDINO	CA	92407	OWNER OCC	SFR	360	73.55
5336227	74488925	OBIKE	7240 SANTA BARBARA COURT	FONTANA	CA	92336	OWNER-OCC	SFR	360	90.00
5336250	74488958	DAVIS	7920 BERMUDA ROAD	LAS VEGAS	NV	89123	NON OWNER	SFR	360	70.00
5336268	74488968	DAVIS	7930 BERMUDA ROAD	LAS VEGAS	NV	89123	OWNER-OCC	SFR	360	75.00
5336276	74488974	DEHARO	45634 W FIG AVENUE	LANCASTER	CA	93534	OWNER-OCC	SFR	360	80.00
5336284	74488982	ZEPEDA AYALA	3381 N REED ROAD	CHINO VALLEY	AZ	86323	OWNER OCC	MANUMOBL	360	60.00
5336300	74489008	BELL	4250 VISTA PANORAMA WAY #202	OCEANSIDE	CA	92057	NON OWNER	CONDO	360	80.00
5336433	74489130	CINERT	1203 LACEY AVE	LISLE	IL	60532	OWNER-OCC	SFR	360	65.00
5336490	74489188	MATEO	1204 1206 & 1208 E 45TH STREET	LOS ANGELES	CA	90011	OWNER-OCC	2-4 UNITS	360	80.61
5336565	74489261	ACOSTA	624 HARDING AVENUE	MONTEREY PARK	CA	91754	OWNER-OCC	SFR	360	78.70
5336573	74489279	BAKER	1410 S 37TH STREET	MESA	AZ	85206	OWNER-OCC	SFR	360	80.00
5336581	74489287	BOBB	5 PAEDERGATE 11 STREET	BROOKLYN	NY	11236	OWNER-OCC	2-4 UNITS	360	75.00
5336615	74489311	MORTON	730 255TH STREET #G	LOS ANGELES	CA	90710	NON OWNER	CONDO	360	88.98
5336623	74489329	ROSALES	7842 & 7844 CLAYBECK AVENUE	LOS ANGELES	CA	91352	OWNER-OCC	2-4 UNITS	360	95.00
5336656	74489352	OLSON	1081 NAYON DRIVE	LAYTON	UT	84040	OWNER-OCC	CONDO	360	80.00
5336672	74489378	RAMIREZ	13127 EQUESTRIAN LN	WHITTIER	CA	90601	OWNER OCC	SFR	360	72.38
5336698	74489394	RODRIGUEZ	1517 W WARNER AVENUE	SANTA ANA	CA	92704	OWNER-OCC	SFR	180	53.56
5336755	74489451	FYKE	781 N 5750 EAST	FORT DUCHESNE	UT	84026	OWNER OCC	SFR	360	80.00
5336805	74489501	GROVES	282 MESA DRIVE	BAYFIELD	CO	81122	OWNER-OCC	SFR	360	90.00
5336862	74489584	MURTHA	11362 HUNTINGTON WAY	PICKERINGTON	OH	43147	OWNER-OCC	SFR	360	85.00
5336938	74489659	BARAC	336 MAPLE ST	FRANKLIN	MA	2038	OWNER-OCC	SFR	360	90.00
5336953	74489675	RIVAS	3405 SAN BENITO	MISSION	TX	78572	OWNER OCC	PUD	360	80.00
5336961	74489683	RICCI	1824-1826 7TH ST	CUYAHOGA FALLS	OH	44221	NON OWNER	2-4 UNITS	360	80.00
5336979	74489691	BEASLEY	352 SYLVANIA ROAD	SAVANNAH	GA	31419	OWNER-OCC	MANUMOBL	240	85.00
5336987	74489709	ATKINSON	300 MICHAEL AVE	SLOAN	NY	14212	OWNER-OCC	SFR	360	65.00
5337001	74489725	STEINBACH	75 FILMORE ST	NEW HAVEN	CT	6513	NON OWNER	2-4 UNITS	360	75.00
5337019	74489733	WALINSKE	37853 ELM LANE	HARRISON TWP	MI	48045	OWNER OCC	SFR	360	83.91
5337084	74485808	HUNTANAR	1609 FLINTSHIRE ROAD	FAYETTEVILLE	NC	28304	OWNER OCC	SFR	180	79.70
5337092	74485818	THOMAS	114 KAYLA COURT	RICHLANDS TWP	NC	28540	OWNER OCC	MANUMOBL	360	85.00
5337100	74485824	STEINBACH	187 EDGEWOOD AVE	NEW HAVEN	CT	6511	NON OWNER	2-4 UNITS	360	75.00
5337118	74485832	BARNES	3912-14 ANNUNCIATION STREET	NEW ORLEANS	LA	70115	OWNER OCC	2-4 UNITS	360	85.00
5337126	74485840	CHAVIS	1632 SHILLINGS BRIDGE RD	ORANGEBURG	SC	29115	OWNER OCC	MANUMOBL	360	80.00
5337159	74482873	ANDERSON	2721 AVENUE B BUILDING B	RIVIERA BEACH	FL	33404	NON OWNER	2-4 UNITS	360	80.00
5337175	74489899	SABBACH	1818 NW 58TH ST	MIAMI	FL	33142	OWNER OCC	SFR	360	80.00
5337233	74489958	BAUER	301 W OCEAN AVENUE UNIT 6	LAKE WORTH	FL	33462	OWNER OCC	CONDO	360	80.00
5337241	74489964	STEINBACH	46-48 PLATT ST	NEW HAVEN	CT	6511	NON OWNER	2-4 UNITS	360	75.00
5337290	74490012	KELLEY SR	109 GRAYSON COURT	ANDERSON	SC	29625	OWNER OCC	SFR	360	85.00
5337399	74490111	TASLIDZIC	133 N POMPANO BCH BLVD#210	POMPANO BEACH	FL	33062	OWNER OCC	CONDO	360	80.00
5337407	74490129	WHITSON	198 JAY DRIVE	BURNSVILLE	NC	28714	OWNER OCC	MANUMOBL	360	85.00
5337423	74490145	SPALMA	1052 BEDFORD AVENUE	BROOKLYN	NY	11205	OWNER OCC	2-4 UNITS	360	80.00
5337472	74490194	JACKSON	454 RIDGEMONT DR	INDUSTRY	PA	15052	OWNER OCC	SFR	360	90.00
5337480	74490202	EZZELL	880 BEACH ROAD	FALLON	NV	89406	OWNER OCC	MANUMOBL	360	90.00
5337498	74490210	STEINBACH	74 BREWSTER ST	NEW HAVEN	CT	6511	NON OWNER	2-4 UNITS	360	80.00
5337514	74490236	NICOLAS	4237 FOLIAGE DRIVE	GARLAND	TX	75043	OWNER-OCC	SFR	360	80.00
5337522	74490244	SNEED	117 SE CR 3010	CORSICANA	TX	75109	OWNER-OCC	SFR	360	80.00
5337565	74490301	MORALES	RT 1 BOX 2580	DONNA	TX	78537	OWNER-OCC	SFR	360	53.00
5337613	74490335	DAHL	719 S 8TH STREET	COUNCIL BLUFFS	IA	51501	OWNER-OCC	SFR	360	85.00
5337647	74490366	BASSAR	168 W SHAFFER ROAD	ALIQUIPPA	PA	15001	OWNER-OCC	SFR	180	93.22
5337688	74490400	SHNEIDER	29610 SILVERADO CANYON RD	SILVERADO	CA	92676	OWNER-OCC	SFR	360	90.00
5337704	74490428	THOMAS	747 E HAMILTON STREET	ALLENTOWN	PA	18103	NON OWNER	SFR	360	75.00
5337779	74490491	WALTHOUR	6527 NW 2 COURT	MIAMI	FL	33150	OWNER OCC	2-4 UNITS	360	80.00
5337795	74490517	GUILLEN	3119 W OLINDA LANE	ANAHEIM	CA	92804	OWNER OCC	SFR	360	80.00
5337811	74490533	LARRABURE	36230 TOOL BOX SPRINGS RD	IDYLLWILD	CA	92561	OWNER OCC	SFR	360	80.00
5337837	74490558	CALDERA	1328 1332 WINONA COURT	DENVER	CO	80204	OWNER OCC	2-4 UNITS	360	70.00
5337845	74490566	GAMPER	14800 RIVER ROAD	GUERNEVILLE	CA	95446	NON OWNER	SFR	360	75.00
5337936	74490657	SEGURA	1540 52ND AVENUE	OAKLAND	CA	94601	OWNER OCC	SFR	360	64.92
5338058	74490772	LUCERO	3318 FRANKLIN STREET	DENVER	CO	80205	OWNER OCC	SFR	360	58.82
5338074	74490798	SEUSKAR	704 1ST AVE E	THREE FORKS	MT	59752	OWNER OCC	SFR	360	90.00
5338082	74490808	WRIGHT	10821 CRONINS DR SW	LAKEWOOD	WA	98499	NON OWNER	SFR	360	75.00
5338116	74490872	DAWSON	21850 ALLISON ROAD	NOTI	OR	97461	OWNER-OCC	SFR	360	80.00
5338132	74490848	BOURTAW	39311 FERNCREST ROAD	RAINIER	OR	97048	OWNER OCC	SFR	360	85.00
5338157	74490863	DOHERTY-EVANS	4219 CORNELL CROSSING	KENNESAW	GA	30144	NON OWNER	PUD	360	71.94
5338181	74490897	GALBREATH	1012 HWY 227	TRAIL	OR	97541	OWNER-OCC	MANUMOBL	360	50.00
5338207	74490913	BACHELOR	4232 SE CORA STREET	PORTLAND	OR	97206	OWNER-OCC	SFR	360	90.00
5338264	74490970	HELLER	1435 EATON STREET	LAKEWOOD	CO	80214	OWNER-OCC	SFR	360	80.00
5338280	74490046	MEDINA	18830 EAST AVENUE O	PALMDALE	CA	93591	OWNER-OCC	SFR	360	80.00
5338314	74491028	DICKERSON	1152 89TH AVENUE	OAKLAND	CA	94621	OWNER OCC	SFR	360	28.82
5338322	74491036	BARNETT	8615 THERMAL STREET	OAKLAND	CA	94605	OWNER OCC	SFR	360	80.00
5338348	74502121	AGUILERA	749 E AVENIDA DE LAS FLORES	THOUSAND OAKS	CA	91360	OWNER-OCC	SFR	360	80.00
5338371	74491069	GONZALEZ	1628 1630 RICK RHODES DRIVE	EL PASO	TX	79936	NON OWNER	2-4 UNITS	360	90.00
5338389	74491077	CANAS	12019 WILKIE LANE	HOUSTON	TX	77076	OWNER OCC	SFR	360	58.04
5338462	74491150	SAAVEDRA	1069 SANTA ANA STREET	SAN LORENZO	CA	94580	OWNER OCC	SFR	360	90.00

LOAN NUMBER	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PNI	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP
5334420	100.00	6.600	6/1/2003	5/1/2033	1660.52	260,000.00	259,537.69	259,537.69	ARM	4.990	12.600	6.600	1.000
5334446	100.00	6.350	7/1/2003	6/1/2033	1692.48	272,000.00	271,746.84	271,746.84	ARM	4.990	12.350	6.350	1.000
5334461	0.00	6.375	6/1/2003	5/1/2033	1023.15	164,000.00	163,848.10	163,695.39	ARM	4.250	12.375	6.375	1.000
5334545	0.00	8.300	6/1/2003	5/1/2033	930.29	123,250.00	123,171.90	123,093.56	ARM	4.990	14.300	8.300	1.000
5334578	0.00	11.450	7/1/2003	6/1/2033	2530.06	256,500.00	256,500.00	256,408.39	ARM	6.750	17.450	11.450	1.000
5334586	0.00	7.450	7/1/2003	6/1/2033	1669.91	240,000.00	240,000.00	239,820.09	FXD	0.000	0.000	0.000	0.000
5334636	0.00	10.000	6/1/2003	5/1/2018	1257.29	117,000.00	116,717.71	116,433.07	FXD	0.000	0.000	0.000	0.000
5334677	0.00	6.500	6/1/2003	5/1/2033	1542.25	244,000.00	243,778.61	243,556.83	FXD	0.000	0.000	0.000	0.000
5334685	100.00	6.650	6/1/2003	5/1/2033	1530.49	238,400.00	238,190.68	237,980.20	ARM	4.990	12.650	6.650	1.000
5334693	95.00	9.950	6/1/2003	5/1/2033	1021.66	116,910.00	116,857.72	116,805.01	ARM	5.750	15.950	9.950	1.000
5334719	0.00	7.850	6/1/2003	5/1/2033	1087.18	150,300.00	150,196.03	150,091.36	ARM	4.250	13.850	7.850	1.000
5334735	0.00	8.850	6/1/2003	5/1/2033	2091.81	263,500.00	263,351.50	263,201.91	ARM	6.250	14.850	8.850	1.000
5334743	0.00	10.100	6/1/2003	5/1/2033	1061.97	120,000.00	119,948.03	119,895.82	ARM	5.990	16.100	10.100	1.000
5334776	0.00	6.500	7/1/2003	6/1/2033	1095.08	173,250.00	173,093.38	173,093.38	ARM	4.250	12.500	6.500	1.000
5334784	0.00	12.000	6/1/2003	5/1/2033	2499.53	243,000.00	242,930.47	242,860.24	ARM	5.900	18.000	12.000	1.000
5334792	95.00	9.100	6/1/2003	5/1/2033	613.75	75,600.00	75,515.68	75,515.68	ARM	4.990	15.100	9.100	1.000
5334800	0.00	10.900	6/1/2003	5/1/2033	722.76	76,500.00	76,472.11	76,443.97	ARM	6.250	16.900	10.900	1.000
5334818	0.00	7.400	6/1/2003	5/1/2033	1433.23	207,000.00	206,843.27	206,685.57	ARM	4.250	13.400	7.400	1.000
5334847	100.00	6.800	6/1/2003	5/1/2033	375.51	57,600.00	57,527.56	57,477.55	ARM	4.990	12.800	6.800	1.000
5334875	0.00	8.300	6/1/2003	5/1/2033	394.38	52,250.00	52,217.02	52,183.81	FXD	0.000	0.000	0.000	0.000
5334879	100.00	7.050	6/1/2003	5/1/2033	775.68	116,000.00	115,905.84	115,811.13	ARM	4.990	13.050	7.050	1.000
5334958	100.00	8.750	6/1/2003	5/1/2033	566.43	72,000.00	71,958.57	71,916.84	FXD	0.000	0.000	0.000	0.000
5334966	0.00	11.300	7/1/2003	6/1/2033	1277.33	131,000.00	130,956.25	130,956.25	ARM	6.750	17.300	11.300	1.000
5335047	65.00	11.550	6/1/2003	5/1/2033	850.73	85,600.00	85,571.87	85,543.07	ARM	6.750	17.550	11.550	1.000
5335096	0.00	8.425	6/1/2003	5/1/2033	1255.37	164,400.00	164,298.99	164,196.90	ARM	5.750	14.425	8.425	1.000
5335138	0.00	9.900	6/1/2003	5/1/2033	578.68	66,500.00	66,468.43	66,436.47	ARM	5.990	15.900	9.900	1.000
5335146	0.00	12.300	7/1/2003	6/1/2033	631.06	60,000.00	60,000.00	59,983.94	FXD	0.000	0.000	0.000	0.000
5335229	0.00	9.350	6/1/2003	5/1/2033	952.35	114,750.00	114,633.03	114,633.03	ARM	5.990	15.350	9.350	1.000
5335245	0.00	6.000	6/1/2003	5/1/2033	1378.97	230,000.00	229,737.07	229,506.74	FXD	0.000	0.000	0.000	0.000
5335260	0.00	11.600	6/1/2003	5/1/2033	279.42	28,000.00	27,970.67	27,961.63	FXD	0.000	0.000	0.000	0.000
5335286	0.00	7.800	7/1/2003	6/1/2033	486.57	67,590.00	67,542.77	67,542.77	ARM	5.750	13.800	7.800	1.000
5335344	0.00	8.900	6/1/2003	5/1/2033	1001.53	125,600.00	125,529.94	125,459.36	FXD	0.000	0.000	0.000	0.000
5335351	0.00	8.775	7/1/2003	6/1/2033	1440.57	182,700.00	182,700.00	182,595.42	ARM	5.750	14.775	8.775	1.000
5335385	0.00	10.900	7/1/2003	6/1/2033	1043.98	110,500.00	110,459.71	110,459.71	ARM	6.750	16.900	10.900	1.000
5335427	100.00	10.650	7/1/2003	6/1/2033	414.84	44,800.00	44,800.00	44,782.76	ARM	6.250	16.650	10.650	1.000
5335443	100.00	7.500	6/1/2003	5/1/2033	782.57	111,920.00	111,836.93	111,753.34	ARM	4.990	13.500	7.500	1.000
5335476	0.00	6.950	6/1/2003	5/1/2033	1396.05	210,900.00	210,725.41	210,542.81	ARM	4.250	12.950	6.950	1.000
5335500	0.00	7.800	7/1/2003	6/1/2033	432.79	60,120.00	60,120.00	60,077.99	ARM	5.750	13.800	7.800	3.000
5335583	0.00	8.850	7/1/2003	6/1/2033	1369.4	172,500.00	172,500.00	172,402.79	ARM	5.750	14.850	8.850	1.000
5335617	100.00	8.300	6/1/2003	5/1/2033	392.49	52,000.00	51,967.18	51,934.13	FXD	0.000	0.000	0.000	0.000
5335633	0.00	9.300	7/1/2003	6/1/2033	1487.35	180,000.00	180,000.00	179,907.65	ARM	5.990	15.300	9.300	1.000
5335641	0.00	7.650	7/1/2003	6/1/2033	798.21	112,500.00	112,418.98	112,418.98	FXD	0.000	0.000	0.000	0.000
5335674	0.00	6.875	6/1/2003	5/1/2018	294.32	33,000.00	32,894.74	32,788.68	FXD	0.000	0.000	0.000	0.000
5335781	0.00	7.660	6/1/2003	5/1/2033	1977.21	278,400.00	277,998.54	277,998.54	ARM	4.990	13.660	7.660	1.000
5335807	0.00	8.900	6/1/2003	5/1/2033	488.04	61,200.00	61,165.68	61,131.47	FXD	0.000	0.000	0.000	0.000
5335872	0.00	7.990	7/1/2003	6/1/2033	732.34	99,900.00	99,900.00	99,832.83	ARM	5.750	13.990	7.990	1.000
5335906	0.00	7.050	6/1/2003	5/1/2033	1337.33	200,000.00	199,837.67	199,674.39	FXD	0.000	0.000	0.000	0.000
5335914	0.00	10.850	7/1/2003	6/1/2033	535.91	56,950.00	56,950.00	56,929.01	ARM	6.750	16.850	10.850	1.000
5335922	0.00	11.800	8/1/2003	7/1/2033	304.99	30,100.00	30,100.00	30,100.00	ARM	6.750	17.800	11.800	1.000
5335948	0.00	6.600	6/1/2003	5/1/2033	983.54	154,000.00	153,863.46	153,726.17	FXD	0.000	0.000	0.000	0.000
5335955	0.00	6.900	6/1/2003	5/1/2033	1215.17	184,500.00	184,133.56	184,133.56	ARM	4.250	12.900	6.900	1.000
5335971	0.00	7.625	6/1/2003	5/1/2033	310.55	43,875.00	43,811.28	43,811.28	FXD	0.000	0.000	0.000	0.000
5336003	0.00	7.800	6/1/2003	5/1/2033	1094.21	152,000.00	151,893.79	151,786.69	ARM	5.990	13.800	7.800	1.000
5336078	0.00	12.200	6/1/2003	5/1/2033	565.47	54,200.00	54,185.16	54,170.17	ARM	6.750	18.200	12.200	1.000
5336151	100.00	8.300	7/1/2003	6/1/2033	513.26	68,000.00	68,000.00	67,957.07	ARM	4.990	14.300	8.300	3.000
5336177	0.00	9.050	7/1/2003	6/1/2033	686.99	85,000.00	85,000.00	84,954.05	ARM	5.750	15.050	9.050	1.000
5336185	0.00	6.500	7/1/2003	6/1/2033	878.56	139,000.00	139,000.00	138,874.34	FXD	0.000	0.000	0.000	0.000
5336227	0.00	6.900	6/1/2003	5/1/2033	1452.22	220,500.00	220,292.65	220,107.31	ARM	4.250	12.900	6.900	1.000
5336250	0.00	7.000	6/1/2003	5/1/2033	1443.65	217,000.00	216,825.76	216,649.49	FXD	0.000	0.000	0.000	0.000
5336268	0.00	6.800	6/1/2003	5/1/2033	1857.99	285,000.00	284,757.01	284,512.64	FXD	0.000	0.000	0.000	0.000
5336276	100.00	7.550	6/1/2003	5/1/2033	786.96	112,000.00	111,917.71	111,834.90	FXD	0.000	0.000	0.000	0.000
5336284	0.00	7.990	6/1/2003	5/1/2033	680.29	92,800.00	92,737.60	92,674.79	ARM	4.990	13.990	7.990	1.000
5336300	0.00	6.250	6/1/2003	5/1/2033	1157.55	188,000.00	187,821.62	187,642.31	ARM	4.250	12.250	6.250	1.000
5336433	0.00	8.500	6/1/2003	5/1/2033	1249.84	162,500.00	162,318.07	162,218.07	ARM	5.750	14.500	8.500	1.000
5336490	0.00	7.450	6/1/2003	5/1/2033	1850.82	265,000.00	264,800.60	264,599.96	FXD	0.000	0.000	0.000	0.000
5336565	0.00	5.600	6/1/2003	5/1/2033	1761.27	306,800.00	306,470.46	306,139.39	ARM	4.990	11.600	5.600	3.000
5336573	95.00	6.750	6/1/2003	5/1/2033	731.62	112,800.00	112,605.21	112,605.21	FXD	0.000	0.000	0.000	0.000
5336581	0.00	6.450	6/1/2003	5/1/2033	1839.2	292,500.00	292,232.99	291,964.54	ARM	4.990	12.450	6.450	1.000
5336615	0.00	6.500	7/1/2003	6/1/2033	941.78	149,000.00	149,000.00	148,865.29	FXD	0.000	0.000	0.000	0.000
5336623	0.00	8.100	6/1/2003	5/1/2033	1477.8	199,500.00	199,236.77	199,236.77	ARM	4.250	14.100	8.100	1.000
5336656	0.00	9.500	6/1/2003	5/1/2033	470.88	56,000.00	55,943.33	55,915.33	ARM	5.750	15.500	9.500	1.000
5336672	0.00	7.500	7/1/2003	6/1/2033	1062.81	152,000.00	152,000.00	151,887.19	FXD	0.000	0.000	0.000	0.000
5336698	0.00	5.750	6/1/2003	5/1/2018	1312.05	158,000.00	156,887.40	156,887.40	FXD	0.000	0.000	0.000	0.000
5336755	100.00	7.900	6/1/2003	5/1/2033	431.73	59,400.00	59,359.32	59,318.37	ARM	4.990	13.900	7.900	1.000
5336805	0.00	7.150	6/1/2003	5/1/2033	1088.09	161,100.00	160,971.80	160,842.83	FXD	0.000	0.000	0.000	0.000
5336862	0.00	10.500	7/1/2003	6/1/2033	1943.83	212,500.00	212,500.00	212,415.55	ARM	5.990	16.500	10.500	1.000
5336938	0.00	6.900	6/1/2003	5/1/2033	1985.64	301,500.00	301,247.24	300,993.73	ARM	4.250	12.900	6.900	1.000
5336953	0.00	6.990	6/1/2003	5/1/2033	499.81	75,200.00	75,138.23	75,076.10	FXD	0.000	0.000	0.000	0.000
5336961	0.00	7.150	6/1/2003	5/1/2033	837.51	124,000.00	123,901.32	123,802.06	ARM	4.990	13.150	7.150	3.000
5336979	0.00	10.300	6/1/2003	5/1/2023	527.46	53,550.00	53,482.18	53,413.78	FXD	0.000	0.000	0.000	0.000
5336987	0.00	8.950	7/1/2003	6/1/2033	601.18	75,050.00	75,050.00	75,008.57	FXD	0.000	0.000	0.000	0.000
5337001	0.00	7.400	6/1/2003	5/1/2033	701.04	101,250.00	101,173.34	101,096.20	FXD	0.000	0.000	0.000	0.000
5337019	0.00	5.890	6/1/2003	5/1/2033	858.2	145,000.00	144,852.30	144,703.88	FXD	0.000	0.000	0.000	0.000
5337084	0.00	5.500	7/1/2003	6/1/2018	433.06	53,000.00	53,000.00	52,809.86	FXD	0.000	0.000	0.000	0.000
5337092	100.00	9.300	6/1/2003	5/1/2033	594.55	71,953.00	71,916.09	71,878.80	ARM	5.990	15.300	9.300	1.000
5337100	0.00	7.400	6/1/2003	5/1/2033	732.2	105,750.00	105,669.93	105,589.36	FXD	0.000	0.000	0.000	0.000
5337118	0.00	10.300	6/1/2003	5/1/2033	665.42	73,950.00	73,919.32	73,888.37	ARM	5.990	16.300	10.300	1.000
5337126	0.00	9.550	6/1/2003	5/1/2033	499.95	59,200.00	59,171.18	59,142.13	FXD	0.000	0.000	0.000	0.000
5337159	0.00	7.250	7/1/2003	6/1/2033	791.33	116,000.00	116,000.00	115,909.50	FXD	0.000	0.000	0.000	0.000
5337175	0.00	9.800	6/1/2003	5/1/2033	821.42	95,200.00	95,200.00	95,111.73	ARM	5.750	15.800	9.800	1.000
5337233	0.00	8.150	6/1/2003	5/1/2033	281.33	37,800.00	37,761.15	37,736.28	ARM	4.990	14.150	8.150	1.000
5337241	0.00	7.400	6/1/2003	5/1/2033	732.2	105,750.00	105,669.93	105,589.36	FXD	0.000	0.000	0.000	0.000
5337290	100.00	8.550	6/1/2003	5/1/2033	1195	154,700.00	154,700.00	154,513.81	ARM	5.750	14.550	8.550	1.000
5337399	100.00	7.750	6/1/2003	5/1/2033	1633.42	228,000.00	227,839.08	227,677.12	ARM	4.990	13.750	7.750	3.000
5337407	0.00	11.100	6/1/2003	5/1/2033	817.54	85,170.00	85,140.28	85,110.29	ARM	6.250	17.100	11.100	1.000
5337423	100.00	7.250	7/1/2003	6/1/2033	2292.12	336,000.00	336,000.00	335,737.88	FXD	0.000	0.000	0.000	0.000
5337472	0.00	7.900	6/1/2003	5/1/2033	667.21	91,800.00	91,673.87	91,673.87	ARM	5.750	13.900	7.900	1.000
5337480	0.00	7.300	7/1/2003	6/1/2033	771.27	112,500.00	112,413.10	112,413.10	ARM	4.990	13.300	7.300	1.000
5337498	0.00	7.100	6/1/2003	5/1/2033	618.27	92,000.00	91,926.06	91,851.69	FXD	0.000	0.000	0.000	0.000
5337514	0.00	11.150	6/1/2003	5/1/2033	848.03	88,000.00	87,969.63	87,938.98	ARM	5.750	17.150	11.150	1.000
5337522	100.00	8.400	6/1/2003	5/1/2033	579	76,000.00	75,953.00	75,905.67	ARM	4.990	14.400	8.400	1.000
5337565	0.00	9.150	7/1/2003	6/1/2033	613.7	75,260.00	75,260.00	75,220.16	ARM	6.750	15.150	9.150	1.000
5337613	0.00	8.550	6/1/2003	5/1/2033	458.98	59,415.00	59,343.25	59,343.25	ARM	5.990	14.550	8.550	1.000
5337647	0.00	6.950	6/1/2003	5/1/2018	985.64	110,000.00	109,651.44	109,300.86	FXD	0.000	0.000	0.000	0.000
5337688	0.00	9.000	6/1/2003	5/1/2033	2527.32	314,100.00	313,928.43	313,755.57	ARM	5.750	15.000	9.000	1.000
5337704	0.00	7.000	7/1/2003	6/1/2033	229.53	34,500.00	34,500.00	34,471.72	FXD	0.000	0.000	0.000	0.000
5337779	100.00	6.550	7/1/2003	6/1/2033	543.87	85,600.00	85,600.00	85,523.36	ARM	4.990	12.550	6.550	1.000
5337795	100.00	7.250	6/1/2003	5/1/2033	1768.2	259,200.00	258,997.80	258,794.38	ARM	6.750	13.250	7.250	1.000
5337811	100.00	6.450	6/1/2003	5/1/2033	1770.66	281,600.00	281,084.50	281,084.50	ARM	4.990	12.450	6.450	1.000
5337837	0.00	8.150	6/1/2003	5/1/2033	1073.21	144,200.00	144,106.15	144,011.68	ARM	4.990	14.150	8.150	1.000
5337845	0.00	7.150	6/1/2003	5/1/2033	1165.08	172,500.00	172,362.73	172,224.64	ARM	4.990	13.150	7.150	1.000
5337936	0.00	6.625	6/1/2003	5/1/2033	1587.98	248,000.00	247,561.17	247,561.17	FXD	0.000	0.000	0.000	0.000
5338058	0.00	6.450	6/1/2003	5/1/2033	628.79	100,000.00	99,816.93	99,816.93	ARM	4.990	12.450	6.450	1.000
5338074	0.00	7.300	6/1/2003	5/1/2033	502.25	73,260.00	73,203.41	73,148.48	ARM	4.990	13.300	7.300	1.000
5338082	0.00	6.250	6/1/2003	5/1/2033	688.07	111,750.00	111,643.56	111,537.37	ARM	4.250	12.250	6.250	1.000
5338116	0.00	7.050	7/1/2003	6/1/2033	2139.73	320,000.00	320,000.00	319,740.27	FXD	0.000	0.000	0.000	0.000
5338132	0.00	7.600	6/1/2003	5/1/2033	1140.32	161,500.00	161,264.28	161,264.28	FXD	0.000	0.000	0.000	0.000
5338157	0.00	6.000	6/1/2003	5/1/2033	668.5	111,500.00	110,752.17	110,979.94	FXD	0.000	0.000	0.000	0.000
5338181	0.00	8.650	7/1/2003	6/1/2033	989.28	126,900.00	126,825.48	126,825.48	ARM	4.990	14.650	8.650	1.000
5338207	0.00	6.500	6/1/2003	5/1/2033	1570.08	248,400.00	248,175.44	247,949.68	ARM	4.250	12.500	6.500	1.000
5338264	0.00	5.800	6/1/2003	5/1/2033	1018.6	173,600.00	173,419.54	173,239.13	ARM	4.990	11.800	5.800	1.000
5338280	100.00	7.700	7/1/2003	6/1/2033	513.34	72,000.00	71,948.66	71,948.66	ARM	4.990	13.700	7.700	1.000
5338314	0.00	8.300	6/1/2003	5/1/2033	528.35	70,000.00	69,955.82	69,911.33	ARM	5.750	14.300	8.300	1.000
5338322	0.00	7.800	6/1/2003	5/1/2033	2015.64	280,000.00	279,804.36	279,607.43	ARM	5.750	13.800	7.800	1.000
5338348	100.00	6.850	6/1/2003	5/1/2033	1755.64	267,960.00	267,508.23	267,508.23	ARM	4.990	12.850	6.850	1.000
5338371	0.00	8.900	6/1/2003	5/1/2033	1076.54	135,000.00	134,924.70	134,848.85	FXD	0.000	0.000	0.000	0.000
5338389	0.00	10.500	6/1/2003	5/1/2033	373.27	40,800.00	40,787.42	40,787.42	FXD	0.000	0.000	0.000	0.000
5338462	0.00	6.500	7/1/2003	6/1/2033	1791.92	283,500.00	283,500.00	283,243.71	ARM	4.250	12.500	6.500	1.000

LOAN NUMBER	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5334420	1.000	5/1/2005	PURCHASE	6.600	Stated	A	730	325,000.00	325,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5334446	1.000	6/1/2005	PURCHASE	6.350	Stated	A	736	340,000.00	340,000	1	5/28/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5334461	1.000	5/1/2005	REFI-CASH OUT	6.375	Stated	AA	730	205,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334545	1.000	5/1/2005	PURCHASE	8.300	Full	A-	586	150,000.00	145,000	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334578	1.000	6/1/2005	REFI-NO CASHOUT	11.450	Full	D	548	440,000.00	0	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5334586	0.000		REFI-CASH OUT	7.450	Limited	B	622	300,000.00	0	1	5/22/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5334636	0.000		REFI-CASH OUT	10.000	Full	A-	507	130,000.00	0	1	4/28/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5334677	0.000		REFI-CASH OUT	6.500	Full	AA	647	305,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334685	1.000	5/1/2005	PURCHASE	6.650	Stated	A	603	298,000.00	298,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334693	1.000	5/1/2005	PURCHASE	9.950	Full	A-	544	130,000.00	129,900	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334719	1.000	5/1/2005	PURCHASE	7.850	Full	AA	684	167,000.00	167,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334735	1.000	5/1/2005	REFI-CASH OUT	8.850	Full	B-	511	310,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334743	1.000	5/1/2005	REFI-CASH OUT	10.100	Stated	B	509	160,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334776	1.000	6/1/2005	PURCHASE	6.500	Stated	AA	687	194,000.00	192,500	1	5/2/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5334784	1.000	5/1/2005	REFI-CASH OUT	12.000	Stated	C	518	401,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334792	1.000	5/1/2005	REFI-CASH OUT	9.100	Full	A-	534	84,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5334800	1.000	5/1/2005	REFI-CASH OUT	10.900	Full	B-	553	125,000.00	0	1	5/13/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334818	1.000	5/1/2005	REFI-CASH OUT	7.400	Stated	AA	680	230,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334847	1.000	5/1/2005	PURCHASE	6.800	Full	A	747	72,000.00	72,000	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5334875	0.000		PURCHASE	8.300	Stated	AA	695	60,000.00	55,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334879	1.000	5/1/2005	PURCHASE	7.050	Stated	A	618	145,000.00	145,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334958	0.000		PURCHASE	8.750	Stated	A	680	91,000.00	90,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5334966	1.000	6/1/2005	REFI-CASH OUT	11.300	Full	C	505	175,000.00	0	1	5/27/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5335047	1.000	5/1/2005	PURCHASE	11.550	Full	C	527	112,000.00	112,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5335096	1.000	5/1/2005	REFI-CASH OUT	8.425	Full	A-	488	201,000.00	0	1	5/7/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5335138	1.000	5/1/2005	REFI-CASH OUT	9.900	Full	B	512	95,000.00	0	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5335146	0.000		REFI-CASH OUT	12.300	Full	B-	508	75,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5335229	1.000	5/1/2005	REFI-CASH OUT	9.350	Full	B	522	135,000.00	0	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5335245	0.000		REFI-CASH OUT	6.000	Stated	AA	668	296,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5335260	0.000		REFI-CASH OUT	11.600	Stated	C	534	44,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5335286	1.000	6/1/2005	REFI-NO CASHOUT	7.800	Full	A-	579	81,700.00	0	1	5/9/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5335344	0.000		PURCHASE	8.900	Full	A	602	157,000.00	157,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5335351	1.000	6/1/2005	REFI-CASH OUT	8.775	Full	A-	527	203,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5335385	1.000	6/1/2005	REFI-NO CASHOUT	10.900	Full	D	543	170,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5335427	1.000	6/1/2005	PURCHASE	10.650	Full	B-	555	56,000.00	56,000	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5335443	1.000	5/1/2005	PURCHASE	7.500	Full	A	647	139,900.00	139,900	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5335476	1.000	5/1/2005	PURCHASE	6.950	Stated	AA	736	222,500.00	222,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5335500	1.000	6/1/2008	REFI-CASH OUT	7.800	Full	B	587	72,000.00	0	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5335583	1.000	6/1/2005	REFI-CASH OUT	8.850	Full	A-	497	230,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5335617	0.000		PURCHASE	8.300	Full	A	649	65,000.00	65,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5335633	1.000	6/1/2005	REFI-CASH OUT	9.300	Stated	B	571	240,000.00	0	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5335641	0.000		REFI-CASH OUT	7.650	Stated	AA	651	125,000.00	0	1	5/5/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5335674	0.000		REFI-CASH OUT	6.875	Stated	AA	683	44,000.00	0	1	4/30/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5335781	1.000	5/1/2005	REFI-CASH OUT	7.660	Stated	A	605	353,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5335807	0.000		PURCHASE	8.900	Full	AA	626	68,000.00	68,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5335872	1.000	6/1/2005	REFI-NO CASHOUT	7.990	Full	A-	530	111,000.00	0	1	5/2/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5335906	0.000		REFI-CASH OUT	7.050	Stated	AA	680	225,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5335914	1.000	6/1/2005	REFI-CASH OUT	10.850	Full	B	509	67,000.00	0	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5335922	1.000	7/1/2005	REFI-CASH OUT	11.800	Full	C	517	43,000.00	0	1	6/18/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5335948	0.000		REFI-CASH OUT	6.600	Stated	A	716	245,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5335955	1.000	5/1/2005	REFI-CASH OUT	6.900	Stated	AA	657	207,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5335971	0.000		REFI-CASH OUT	7.625	Stated	AA	679	58,500.00	0	1	4/22/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5336003	1.000	5/1/2005	REFI-CASH OUT	7.800	Full	B	603	190,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5336078	1.000	5/1/2005	REFI-NO CASHOUT	12.200	Full	D	508	106,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5336151	1.000	6/1/2008	PURCHASE	8.300	Full	A-	526	80,000.00	80,000	1	6/2/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5336177	1.000	6/1/2005	REFI-CASH OUT	9.050	Full	A-	535	100,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5336185	0.000		PURCHASE	6.500	Stated	AA	674	189,000.00	189,000	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5336227	1.000	5/1/2005	REFI-CASH OUT	6.900	Full	AA	621	245,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5336250	0.000		REFI-NO CASHOUT	7.000	Stated	A	636	310,000.00	0	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5336268	0.000		REFI-CASH OUT	6.800	Stated	A	638	380,000.00	0	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5336276	0.000		PURCHASE	7.550	Stated	A	651	140,000.00	140,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5336284	1.000	5/1/2005	PURCHASE	7.990	Limited	A-	587	121,000.00	116,000	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5336300	1.000	5/1/2005	REFI-NO CASHOUT	6.250	Stated	AA	676	235,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5336433	1.000	11/1/2003	REFI-CASH OUT	8.500	Full	A-	504	250,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5336490	0.000		REFI-CASH OUT	7.450	Stated	AA	745	330,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5336565	1.000	5/1/2008	REFI-CASH OUT	5.600	Full	A-	619	400,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5336573	0.000		PURCHASE	6.750	Stated	AA	680	141,000.00	141,000	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5336581	1.000	5/1/2005	REFI-CASH OUT	6.450	Stated	A	618	360,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5336615	0.000		REFI-NO CASHOUT	6.500	Stated	AA	748	216,000.00	0	1	6/4/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5336623	1.000	5/1/2005	PURCHASE	8.100	Full	AA	693	210,000.00	210,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5336656	1.000	5/1/2005	PURCHASE	9.500	Full	A-	524	76,000.00	70,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5336672	0.000		REFI-CASH OUT	7.500	Stated	A	627	210,000.00	0	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5336698	0.000		REFI-CASH OUT	5.750	Stated	AA	670	295,000.00	0	1	4/30/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5336755	1.000	6/1/2005	PURCHASE	7.900	Stated	A	678	81,000.00	74,250	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5336805	0.000		REFI-CASH OUT	7.150	Stated	AA	641	179,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5336862	1.000	6/1/2005	REFI-CASH OUT	10.500	Full	B	486	250,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5336938	1.000	5/1/2005	REFI-CASH OUT	6.900	Full	AA	636	335,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5336953	0.000		PURCHASE	6.990	Stated	A	656	95,300.00	94,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5336961	1.000	5/1/2008	REFI-NO CASHOUT	7.150	Full	A	610	155,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5336979	0.000		REFI-CASH OUT	10.300	Full	A-	531	63,000.00	0	1	4/29/2003	238	6/1/2003	Group I	6 MO LIBOR	6	N
5336987	0.000		PURCHASE	8.950	Full	AA	641	82,000.00	79,000	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5337001	0.000		REFI-CASH OUT	7.400	Full	A-	596	135,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5337019	0.000		REFI-CASH OUT	5.880	Stated	AA	705	220,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5337084	0.000		REFI-NO CASHOUT	5.500	Full	AA	762	66,500.00	0	1	5/22/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5337092	1.000	5/1/2005	PURCHASE	9.300	Full	B	579	86,500.00	84,651	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5337100	0.000		REFI-CASH OUT	7.400	Full	A-	598	141,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5337118	1.000	5/1/2005	REFI-CASH OUT	10.300	Full	B	505	87,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5337126	0.000		REFI-CASH OUT	9.550	Full	B	546	74,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5337159	0.000		PURCHASE	7.250	Stated	AA	724	148,000.00	145,000	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5337175	1.000	5/1/2005	PURCHASE	9.800	Full	A-	499	122,000.00	119,000	1	4/25/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5337233	1.000	5/1/2005	REFI-CASH OUT	8.150	Full	A	643	42,000.00	0	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5337241	0.000		REFI-CASH OUT	7.400	Full	A-	598	141,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5337290	1.000	5/1/2005	PURCHASE	8.550	Full	A-	555	182,000.00	182,000	1	4/22/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5337399	1.000	5/1/2008	PURCHASE	7.750	Stated	A	644	290,000.00	285,000	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5337407	1.000	5/1/2005	REFI-NO CASHOUT	11.100	Full	B-	507	100,200.00	0	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5337423	0.000		PURCHASE	7.250	Stated	A	705	420,000.00	420,000	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5337472	1.000	5/1/2005	REFI-NO CASHOUT	7.900	Full	A-	589	102,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5337480	1.000	6/1/2005	REFI-CASH OUT	7.300	Full	A	608	125,000.00	0	1	5/22/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5337498	0.000		REFI-CASH OUT	7.100	Full	A-	506	115,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5337514	1.000	5/1/2005	REFI-CASH OUT	11.150	Full	A-	517	110,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5337522	1.000	5/1/2005	PURCHASE	8.400	Stated	A	684	95,000.00	95,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5337565	1.000	6/1/2005	REFI-CASH OUT	9.150	Full	D	563	142,000.00	0	1	5/28/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5337613	1.000	5/1/2005	PURCHASE	8.550	Full	B	570	70,000.00	69,900	1	4/22/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5337647	0.000		REFI-NO CASHOUT	6.950	Full	AA	0	118,000.00	0	1	4/17/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5337688	1.000	5/1/2005	PURCHASE	9.000	Full	A-	536	360,000.00	349,000	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5337704	0.000		REFI-CASH OUT	7.000	Stated	AA	650	46,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5337779	1.000	6/1/2005	PURCHASE	6.550	Stated	A	647	131,000.00	107,000	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5337795	1.000	5/1/2005	PURCHASE	7.250	Stated	A	639	324,000.00	324,000	1	4/14/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5337811	1.000	5/1/2005	PURCHASE	6.450	Stated	A	660	425,000.00	352,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5337837	1.000	5/1/2005	REFI-CASH OUT	8.150	Stated	A-	582	206,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5337845	1.000	5/1/2005	REFI-NO CASHOUT	7.150	Stated	A	700	230,000.00	0	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5337936	0.000		REFI-CASH OUT	6.625	Stated	AA	649	382,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5338058	1.000	5/1/2005	REFI-CASH OUT	6.450	Full	A	660	170,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5338074	1.000	5/1/2005	PURCHASE	7.300	Full	A	621	85,000.00	81,400	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338082	1.000	5/1/2005	REFI-CASH OUT	6.250	Stated	AA	642	149,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338116	0.000		REFI-NO CASHOUT	7.050	Stated	A	641	400,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5338132	0.000		REFI-CASH OUT	7.600	Stated	AA	702	190,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5338157	0.000		REFI-NO CASHOUT	6.000	Stated	A	767	155,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338181	1.000	6/1/2005	REFI-CASH OUT	8.650	Full	A-	583	141,000.00	0	1	5/21/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5338207	1.000	5/1/2005	REFI-CASH OUT	6.500	Stated	AA	655	276,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338264	1.000	5/1/2005	REFI-NO CASHOUT	5.800	Stated	A	707	217,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338280	1.000	6/1/2005	PURCHASE	7.700	Stated	A	643	90,000.00	90,000	1	5/16/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5338314	1.000	5/1/2005	REFI-CASH OUT	8.300	Stated	A-	579	260,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338322	1.000	5/1/2005	REFI-CASH OUT	7.800	Stated	A-	589	350,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338348	1.000	5/1/2005	PURCHASE	6.850	Stated	A	702	335,000.00	334,950	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5338371	0.000		PURCHASE	8.900	Full	AA	632	150,000.00	150,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338389	0.000		PURCHASE	10.500	Stated	B	623	71,000.00	70,300	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5338462	1.000	6/1/2005	REFI-CASH OUT	6.500	Full	AA	629	315,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N

Prepared by: Sr. Bus. Ops. Analyst, LBMC Capital Markets

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.304 WA Rate — 10,145 Loan Count
332.93 WA Rterm — [illegible] Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY P&I	ORIG LOAN AMOUNT	PRINCIPAL BALANCE
5338488	74491178	MARHEINEKE	211 SOUTH FREMONT STREET #113	SAN MATEO	CA	94401	OWNER OCC	SFR	360	80.00	100.00	6.600	7/1/2003	6/1/2033	1756.32	275,000.00	274,756.18
5338456	74491184	LATIOLAIS	407 CACTUS ROAD	SCOTT	LA	70583	OWNER OCC	MANU/MOBL	360	85.00	100.00	7.700	6/1/2003	5/1/2033	575.72	80,750.00	80,692.43
5338504	74491102	BARAJAS	1319 VINE ST	SAN JOSE	CA	95110	NON OWNER	SFR	360	70.00	0.00	8.150	6/1/2003	5/1/2033	2162.65	290,500.00	290,310.93
5338520	74634060	COHEN	99 SE MIZNER BLVD #233	BOCA RATON	FL	33432	2ND HOME	CONDO	360	80.75	0.00	8.200	7/1/2003	6/1/2033	1805.36	241,440.00	241,294.46
5338579	74491267	GARCIA	300 WATERVIEW TERRACE	VALLEJO	CA	94591	OWNER OCC	SFR	360	80.00	100.00	7.300	6/1/2003	5/1/2033	2111.56	308,000.00	307,762.11
5338645	74491333	BOWMAN	4081 FORNI ROAD	PLACERVILLE	CA	95667	OWNER OCC	SFR	360	80.00	0.00	6.850	6/1/2003	5/1/2033	1677.41	256,000.00	255,568.49
5338652	74491341	WALKER	5850 CLEAR CREEK DRIVE	DENVER	CO	80212	OWNER OCC	SFR	360	85.00	0.00	7.800	6/1/2003	5/1/2033	1162.4	161,500.00	161,387.15
5338660	74491358	GONZALEZ	166 PEARL LANE	EL PASO	TX	79915	NON OWNER	SFR	360	90.00	0.00	8.900	6/1/2003	5/1/2033	753.58	94,500.00	94,447.30
5338710	74491408	SOUZA JR	421 WEDDELL WAY	MODESTO	CA	95357	OWNER OCC	SFR	180	56.53	0.00	5.875	6/1/2003	5/1/2018	862.24	103,000.00	102,292.31
5338728	74491416	BALL	1102 E M AVENUE	MODESTO	CA	95351	OWNER OCC	SFR	360	41.06	0.00	8.700	6/1/2003	5/1/2033	595.19	76,000.00	75,955.81
5338744	74491432	CALVERT	4270 LIEMAN ROAD	PLACERVILLE	CA	95667	OWNER OCC	SFR	360	62.74	0.00	6.600	6/1/2003	5/1/2033	1162.34	182,000.00	181,838.64
5338751	74491440	SAAVEDRA	1147 SALDANO ST	MANTECA	CA	95336	OWNER OCC	SFR	360	80.00	100.00	6.675	6/1/2003	5/1/2033	1179.13	183,200.00	182,878.97
5338777	74491465	TAYLOR	3934 HOLLYWOOD DR	CERES	CA	95307	OWNER OCC	SFR	360	72.43	0.00	7.850	6/1/2003	5/1/2033	969.27	134,000.00	133,907.31
5338827	74491515	COOLEY	1476 W VANGARD ROAD	INDEPENDENCE	KS	67301	OWNER OCC	SFR	360	85.00	95.00	9.500	6/1/2003	5/1/2033	443.14	52,700.00	52,674.07
5338876	74491564	GONZALEZ	7850 PECAN CT	EL PASO	TX	79915	NON OWNER	SFR	360	90.00	0.00	8.900	6/1/2003	5/1/2033	861.24	108,000.00	107,939.78
5338884	74491572	ADAMS	817 W LOUTHER ST	CARLISLE	PA	17013	OWNER OCC	SFR	360	85.00	0.00	8.300	7/1/2003	6/1/2033	577.42	76,500.00	76,500.00
5338926	74491614	DICKERSON	6016 ZELZAH AVENUE	LOS ANGELES	CA	91316	OWNER OCC	SFR	360	80.00	0.00	7.050	6/1/2003	5/1/2033	1631.54	244,000.00	243,801.96
5338934	74491622	VENTURA	1038 MARSTON STREET	WEST SACRAMENTO	CA	95605	OWNER OCC	SFR	360	53.95	0.00	7.100	6/1/2003	5/1/2033	638.44	95,000.00	94,923.64
5338942	74491630	GILL	421 GLEN ARBOR WAY	MODESTO	CA	95358	OWNER OCC	SFR	180	86.51	0.00	6.300	6/1/2003	5/1/2018	1599.88	186,000.00	184,749.97
5338959	74491648	HALDI	6600 4TH AVENUE	RIO LINDA	CA	95673	OWNER OCC	SFR	360	89.74	0.00	6.500	6/1/2003	5/1/2033	1106.12	175,000.00	174,841.80
5338967	74491655	SHENTOV	141-32 71ST ROAD	FLUSHING	NY	11367	OWNER OCC	SFR	360	65.00	0.00	7.750	7/1/2003	6/1/2033	1932.53	269,750.00	269,750.00
5338975	74491663	CORONA	3261 A&B 35TH AVENUE	SACRAMENTO	CA	95824	OWNER OCC	2-4 UNITS	360	80.00	0.00	6.375	6/1/2003	5/1/2033	898.38	144,000.00	143,866.82
5338983	74491671	MOHADDESS	2538 JACQUELYN LANE	WEST SACRAMENTO	CA	95691	OWNER OCC	SFR	360	90.00	0.00	6.900	6/1/2003	5/1/2033	1392.94	211,500.00	211,316.13
5339031	74491721	GUERRERO	8605 GAIL MARIE DRIVE	LAMONT	CA	93241	OWNER OCC	SFR	360	80.00	100.00	8.150	6/1/2003	5/1/2033	357.24	48,000.00	47,968.72
5339049	74491739	COTTENGIM	600 PALO VERDE STREET	BAKERSFIELD	CA	93308	OWNER OCC	SFR	360	80.00	100.00	8.450	6/1/2003	5/1/2033	535.77	70,000.00	69,913.73
5339056	74491747	SIEBRECHT	18146 W AUGUST AVE	DELHI	CA	95315	OWNER OCC	SFR	360	82.50	0.00	6.375	6/1/2003	5/1/2033	874.98	140,250.00	139,982.51
5339072	74491762	JONES	922 EL TERRINO AVE	MODESTO	CA	95350	OWNER OCC	SFR	180	52.56	0.00	5.125	6/1/2003	5/1/2018	653.81	82,000.00	81,676.40
5339106	74491796	STEINER	10 ALTA DRIVE	LA SELVA BEACH	CA	95076	OWNER OCC	SFR	360	37.23	0.00	5.875	6/1/2003	5/1/2033	1035.2	175,000.00	174,831.57
5339122	74491812	GONZALEZ	4218 LA ADELITA DR	EL PASO	TX	79922	NON OWNER	PUD	360	90.00	0.00	8.900	6/1/2003	5/1/2033	660.28	82,800.00	82,753.82
5339130	74491820	THOMAS	1311 S RACE STREET	ALLENTOWN	PA	18103	NON OWNER	SFR	360	55.04	0.00	7.500	7/1/2003	6/1/2033	557.28	79,700.00	79,700.00
5339171	74491861	KEELAN	8 SCOTCHTOWN LANE	MIDDLETOWN	NY	10941	OWNER OCC	SFR	360	80.00	0.00	10.300	6/1/2003	5/1/2033	1684.47	187,200.00	187,122.33
5339183	74491879	HUERTA	2077 S MAPLE AVENUE	FRESNO	CA	93702	OWNER OCC	SFR	360	90.00	0.00	6.600	7/1/2003	6/1/2033	459.64	72,000.00	72,000.00
5339205	74491895	NAVARRO	3387 ALICIA AVENUE	ALTADENA	CA	91001	OWNER OCC	SFR	360	80.00	0.00	6.500	6/1/2003	5/1/2033	1719.23	272,000.00	271,754.10
5339213	74491903	WROBEL	8946 STERLING LANE	PORT RICHEY	FL	34668	NON OWNER	SFR	360	75.00	0.00	6.125	6/1/2003	5/1/2033	410.14	67,500.00	67,434.39
5339221	74491911	MARTIN JR	2754 EDNA STREET	NEW ORLEANS	LA	70126	OWNER OCC	SFR	360	85.00	0.00	10.050	7/1/2003	6/1/2033	752.83	85,425.00	85,425.00
5339239	74491929	BECK	8825 COACHMAN AVENUE	WHITTIER	CA	90605	OWNER OCC	SFR	360	80.00	0.00	5.500	6/1/2003	5/1/2033	1317.28	232,000.00	231,746.05
5339247	74491937	BOWLEN	8004 N SPRINGSHIRE DR	PARK CITY	UT	84098	OWNER OCC	SFR	360	80.00	100.00	8.050	6/1/2003	5/1/2033	1680.64	228,000.00	227,848.56
5339387	74492075	KOESTER	15 FERN LANE	GOULDSBORO	PA	18424	OWNER OCC	PUD	360	55.25	0.00	6.625	7/1/2003	6/1/2033	640.32	100,000.00	100,000.00
5339411	74492109	HOOVER	RR1 BOX 136A	HARVEYS LAKE	PA	18618	OWNER OCC	SFR	360	90.00	0.00	10.350	6/1/2003	5/1/2033	398.47	44,100.00	44,081.89
5339502	74492150	MONTELVAIZ	1429 E MINERAL ROAD	GILBERT	AZ	85234	OWNER OCC	PUD	360	79.38	0.00	9.500	6/1/2003	5/1/2033	1067.89	127,000.00	126,937.53
5339569	74492257	LOODO	1541 N CARROLL ERIE RD	PORT CLINTON	OH	43452	OWNER OCC	SFR	180	62.35	80.82	5.750	6/1/2003	5/1/2018	440.12	53,000.00	52,626.78
5339585	74492273	BEHM	423 W CAROB DRIVE	CHANDLER	AZ	85248	OWNER OCC	PUD	180	67.07	83.70	5.375	6/1/2003	5/1/2018	1337.27	165,000.00	163,800.90
5339593	74492281	CAMPBELL	5218 1ST AVENUE SOUTH	ST. PETERSBURG	FL	33707	OWNER OCC	SFR	360	80.00	0.00	9.300	6/1/2003	5/1/2033	647.63	78,400.00	78,359.77
5339627	74492315	SHORT	13981 SUNBURY RD	KALKASKA	MI	49646	OWNER OCC	SFR	360	85.00	0.00	12.500	7/1/2003	6/1/2033	385.55	36,125.00	36,115.75
5339676	74492364	TEEL	8348 RIDGE PLACE	WHITE MOUNTAIN LAKE	AZ	85912	OWNER OCC	MANU/MOBL	360	90.00	0.00	8.650	6/1/2003	5/1/2033	575.33	73,800.00	73,756.84
5339726	74492414	UMANA	37929 BERYL COURT	PALMDALE	CA	93552	OWNER OCC	SFR	360	80.00	100.00	7.200	6/1/2003	5/1/2033	868.85	128,000.00	127,768.54
5339775	74492463	MORALES	2831 TROPICAL LAKE DRIVE	KISSIMMEE	FL	34741	OWNER OCC	SFR	360	95.00	0.00	8.450	6/1/2003	5/1/2033	618.04	80,750.00	80,700.57
5339783	74492471	MOWRER	415 COUNTY ROAD 233	DURANGO	CO	81301	OWNER OCC	SFR	360	79.72	0.00	7.150	6/1/2003	5/1/2033	969.21	143,500.00	143,285.81
5339809	74492497	WILLIAMS	2317 WARNER AVE	OAKLAND	CA	94603	OWNER OCC	SFR	360	81.57	0.00	8.960	7/1/2003	6/1/2033	1178.4	177,000.00	177,000.00
5339841	74492539	DEWAN	31 43 78TH ST	JACKSON HTS	NY	11372	OWNER OCC	SFR	360	80.00	90.00	6.675	8/1/2003	7/1/2033	1853.63	288,000.00	288,000.00
5339932	74492612	HERRERA	26 FENNER STREET	CRANSTON	RI	2910	OWNER OCC	2-4 UNITS	360	75.00	0.00	10.600	6/1/2003	5/1/2033	1348.76	148,250.00	148,193.11
5339940	74492620	RODRIGUEZ	9410 JILL LANE	DALLAS	TX	75227	OWNER OCC	SFR	360	80.00	100.00	9.250	6/1/2003	5/1/2033	625.25	76,000.00	75,960.59
5340070	74492752	BROOKS	355 E 41ST STREET	PATERSON	NJ	7504	OWNER OCC	SFR	360	74.69	99.55	8.650	7/1/2003	6/1/2033	1325.27	170,000.00	169,900.15
5340153	74492836	RIVERA	3515 W BELDEN AVE	CHICAGO	IL	60647	OWNER OCC	2-4 UNITS	360	80.00	100.00	7.200	6/1/2003	5/1/2033	1248.98	184,000.00	183,707.83
5340179	74492851	CARRARA	3565 SW 103RD AVENUE	BEAVERTON	OR	97005	OWNER OCC	SFR	360	85.00	0.00	10.050	7/1/2003	6/1/2033	1535.62	174,250.00	174,250.00
5340187	74492869	AGUILAR	740 6TH STREET	WOODLAND	CA	95695	OWNER OCC	SFR	360	69.73	0.00	8.125	7/1/2003	6/1/2033	957.83	129,000.00	128,915.61
5340245	74492927	JONES	3174 CLAYTON	MEMPHIS	TN	38108	NON OWNER	SFR	360	78.00	0.00	8.875	6/1/2003	5/1/2033	256.21	39,000.00	38,967.73
5340252	74492935	GROSS JR	1850 NW 62ND TERRACE	MIAMI	FL	33147	OWNER OCC	SFR	360	80.00	0.00	10.350	7/1/2003	6/1/2033	650.56	72,000.00	72,000.00
5340294	74492976	MARZETTE	832 WEST 101ST STREET	LOS ANGELES	CA	90044	NON OWNER	SFR	360	53.94	0.00	11.650	7/1/2003	6/1/2033	961.69	96,000.00	96,000.00
5340328	74493008	CORCELLA	4501 PERIWINKLE COURT	NOBLESVILLE	IN	46060	OWNER OCC	SFR	360	80.00	0.00	12.200	7/1/2003	6/1/2033	1361.42	130,400.00	130,400.00
5340344	74493024	ESTRELLADO	6909 DELOREAN CIRCLE	LAS VEGAS	NV	89108	OWNER OCC	SFR	360	80.00	100.00	7.200	6/1/2003	5/1/2033	703.23	103,600.00	103,436.25
5340369	74493040	WOO	18450 DANCY STREET	ROWLAND HEIGHTS	CA	91748	OWNER OCC	SFR	360	71.43	0.00	7.850	7/1/2003	6/1/2033	2170.01	300,000.00	300,000.00
5340401	74493081	MARSHALL	1377 RIVER ROAD	CORONA	CA	92880	OWNER OCC	SFR	360	80.00	100.00	7.350	6/1/2003	5/1/2033	1433.07	208,000.00	207,680.89
5340419	74493099	SWAN	7825 ARBOR CIRCLE #508	HUNTINGTON BEACH	CA	92647	OWNER OCC	CONDO	360	80.00	100.00	6.350	7/1/2003	6/1/2033	1100.12	176,800.00	176,635.45
5340435	74493115	GARRISON	3448 MINNESOTA	ST LOUIS	MO	63118	NON OWNER	SFR	360	80.00	0.00	8.750	7/1/2003	6/1/2033	490.73	62,400.00	62,346.27
5340443	74493123	SWARTZ	111 OAK LANE	BROCKTON	MA	2301	OWNER OCC	CONDO	360	80.00	100.00	7.550	6/1/2003	5/1/2033	690.84	98,320.00	98,175.08
5340476	74493156	HIGGINS	4291 GUN CLUB ROAD	WEST PALM BEACH	FL	33406	OWNER OCC	SFR	360	85.00	0.00	9.750	6/1/2003	5/1/2033	664.56	77,350.00	77,313.91
5340492	74493172	BLANCHET	6539 E MONLACO ROAD	LONG BEACH	CA	90808	OWNER OCC	SFR	360	50.00	0.00	6.750	6/1/2003	5/1/2033	1297.2	200,000.00	199,854.63
5340518	74493198	MORGAN	10586 ARLINGTON AVENUE	RIVERSIDE	CA	92505	OWNER OCC	SFR	360	77.24	0.00	6.250	6/1/2003	5/1/2033	1379.21	224,000.00	222,895.20
5340558	74493321	MURPHY	26 DEMAREST RD	TEANECK	NJ	7666	OWNER OCC	SFR	360	57.43	0.00	10.000	6/1/2003	5/1/2033	1526.96	174,000.00	173,923.02
5340566	74493339	MILLER	108 HAYES AVE	JOHNSTOWN	CO	80534	OWNER OCC	SFR	180	69.51	0.00	5.500	6/1/2003	5/1/2018	931.48	114,000.00	113,591.02
5340690	74493370	PRESCOTT	1517 WEST 80TH STREET	LOS ANGELES	CA	90047	OWNER OCC	SFR	360	74.63	91.94	9.990	7/1/2003	6/1/2033	1265.27	144,300.00	144,300.00
5340740	74493412	AMAYA	23001 CIVIC CENTER WAY	MALIBU	CA	90265	OWNER OCC	SFR	360	80.00	100.00	6.100	6/1/2003	5/1/2033	1837.06	248,000.00	247,836.94
5340757	74493420	BURRELL	294 RIDGELAND DRIVE	NORTH AUGUSTA	SC	29841	OWNER OCC	MANU/MOBL	360	85.00	90.00	9.250	6/1/2003	5/1/2033	426.56	51,850.00	51,823.12
5340799	74493435	ESCALANTE	10419 RESEDA BOULEVARD	LOS ANGELES	CA	91326	OWNER OCC	SFR	360	80.00	100.00	5.600	6/1/2003	5/1/2033	1607.42	280,000.00	279,699.25
5340856	74493552	NELSON	909 S STATE ST	FREEPORT	IL	61032	NON OWNER	2-4 UNITS	360	70.00	0.00	9.900	6/1/2003	5/1/2033	438.58	50,400.00	50,377.22
5340864	74493560	BRUNSON	8305 GRAINFIELD ROAD	SEVERN	MD	21144	OWNER OCC	SFR	360	78.37	83.81	9.850	7/1/2003	6/1/2033	1663.7	192,000.00	192,000.00
5340872	74493578	LOPEZ	402 RUTLEDGE ST	PARK FOREST	IL	60466	OWNER OCC	SFR	360	90.00	0.00	7.900	6/1/2003	5/1/2033	817.66	112,500.00	112,422.96
5340880	74493586	CLAMMER	5930 HIGHWAY 85 #203	RIVERDALE	GA	30274	NON OWNER	PUD	360	80.00	0.00	6.125	6/1/2003	5/1/2033	1604.1	264,000.00	263,743.40
5340898	74493594	CLAMMER	5930 HIGHWAY 85 #306	RIVERDALE	GA	30274	NON OWNER	PUD	360	80.00	0.00	6.125	6/1/2003	5/1/2033	1604.1	264,000.00	263,743.40
5340906	74493602	CLAMMER	5930 HIGHWAY 85 #202	RIVERDALE	GA	30274	NON OWNER	PUD	360	80.00	0.00	6.125	6/1/2003	5/1/2033	1604.1	264,000.00	263,743.40
5340914	74493610	CLAMMER	5930 HIGHWAY 85 #105	RIVERDALE	GA	30274	NON OWNER	PUD	360	80.00	0.00	6.125	6/1/2003	5/1/2033	1604.1	264,000.00	263,743.40
5340922	74493628	CLAMMER	5930 HIGHWAY 85 #103	RIVERDALE	GA	30274	NON OWNER	PUD	360	80.00	0.00	6.125	6/1/2003	5/1/2033	1604.1	264,000.00	263,743.40
5340930	74493636	CLAMMER	5930 HIGHWAY 85 #201	RIVERDALE	GA	30274	NON OWNER	PUD	360	80.00	0.00	6.125	6/1/2003	5/1/2033	1604.1	264,000.00	263,743.40
5340971	74493677	LEVESQUE	38 BEECHNUT DRIVE	JOHNSTON	RI	2919	OWNER OCC	SFR	360	80.00	0.00	9.250	7/1/2003	6/1/2033	2270.59	276,000.00	275,856.91
5340989	74493685	FORBES	3575 LONESTAR	FORT WORTH	TX	76247	OWNER OCC	CONDO	360	70.64	0.00	6.400	6/1/2003	5/1/2033	1391.78	222,500.00	222,068.72
5340997	74493693	SINGH	13 SANCHEZ ROAD	BELEN	NM	87002	OWNER OCC	SFR	360	85.00	95.00	7.150	7/1/2003	6/1/2033	775.03	114,750.00	114,658.69
5341011	74493719	BIRT	168 MCELHANNON ROAD	BETHLEHEM	GA	30620	OWNER OCC	SFR	360	85.00	0.00	10.350	6/1/2003	5/1/2033	894.86	99,450.00	99,450.00
5341029	74493727	FLANAGAN	89 OLD LONG POND RD	BREWSTER	MA	2631	OWNER OCC	SFR	360	67.63	0.00	9.750	7/1/2003	6/1/2033	1546.48	180,010.00	179,918.02
5341037	74493735	WARREN	2000 CANTURA DRIVE	MESQUITE	TX	75181	OWNER OCC	PUD	360	90.00	0.00	8.000	7/1/2003	6/1/2033	1284.48	175,050.00	175,050.00
5341045	74493743	HENDERSON	1088 E 43RD ST	BROOKLYN	NY	11210	OWNER OCC	SFR	360	94.84	0.00	6.950	6/1/2003	5/1/2033	1848.83	279,300.00	279,068.78
5341060	74493768	HAHN	182 SAM HOUSTON AVENUE	PAGOSA SPRINGS	CO	81147	OWNER OCC	SFR	360	68.81	0.00	5.500	6/1/2003	5/1/2033	425.84	75,000.00	74,917.84
5341110	74493818	WHITE	923 W 3RD STREET	ANTIOCH	CA	94509	OWNER OCC	2-4 UNITS	360	82.19	0.00	8.000	7/1/2003	6/1/2033	2201.3	300,000.00	300,000.00
5341128	74493826	CANTU	14627 387TH AVENUE SE	GOLD BAR	WA	98251	NON OWNER	2-4 UNITS	360	84.03	0.00	7.600	7/1/2003	6/1/2033	1514.54	214,500.00	214,500.00
5341144	74493842	WILSON	144 WEST YUCCA STREET	OXNARD	CA	93033	OWNER OCC	SFR	360	70.00	0.00	9.650	6/1/2003	5/1/2033	1460.88	171,500.00	171,318.88
5341151	74493859	RIGGINS	13511 91ST PL NE	KIRKLAND	WA	98034	OWNER OCC	SFR	360	90.00	0.00	8.650	6/1/2003	5/1/2033	2336.37	299,700.00	299,423.97
5341169	74493867	COLE	515 LANGBERG ROAD	BELLVILLE	TX	77418	NON OWNER	SFR	360	39.11	0.00	12.550	7/1/2003	6/1/2033	267.79	25,000.00	24,903.87
5341177	74493875	TAYLOR	1111 UNIVERSITY BLVD 212A	SILVER SPRING	MD	20902	NON OWNER	CONDO	360	80.00	0.00	8.875	6/1/2003	5/1/2033	586.61	89,600.00	89,524.72
5341193	74493891	NEIL	1540 BLACKSBURG RD	FINCASTLE	VA	24090	OWNER OCC	SFR	360	75.00	0.00	8.600	7/1/2003	6/1/2033	1878.46	262,500.00	262,500.00
5341235	74493933	JAQUEZ	605 FANNIN STREET	VAN HORN	TX	79855	OWNER OCC	SFR	360	80.00	0.00	11.500	6/1/2003	5/1/2033	332.74	33,600.00	33,533.49
5341292	74493990	WINGO	1975 STATE ROUTE 232	NEW RICHMOND	OH	45157	OWNER OCC	SFR	360	90.00	0.00	8.950	6/1/2003	5/1/2033	865.12	108,000.00	107,940.88
5341318	74494014	PORTER	5381 S 2050 WEST	ROY	UT	84067	OWNER OCC	SFR	360	90.00	0.00	9.990	6/1/2003	5/1/2033	986.44	112,500.00	112,450.12
5341326	74494022	WEISMANN	14423 SE KINGSTON AVE	MILWAUKIE	OR	97267	OWNER OCC	SFR	360	86.36	0.00	6.750	6/1/2003	5/1/2033	1845.51	285,000.00	284,754.62
5341342	74494048	DILLMAN	708 WARREN ST	OREGON CITY	OR	97045	OWNER OCC	SFR	360	90.00	0.00	7.500	7/1/2003	6/1/2033	1120.15	160,200.00	160,081.10
5341359	74494055	ADAMS	3441 QUAIL LANE	COTTONWOOD	CA	96022	NON OWNER	SFR	360	80.00	0.00	6.625	6/1/2003	5/1/2033	768.38	120,000.00	119,894.12
5341383	74494089	MENDEZ	28101 CASA ENCANTADOR RD	MORENO VALLEY	CA	92555	OWNER OCC	SFR	360	85.00	0.00	8.250	6/1/2003	5/1/2033	1117.51	148,750.00	148,655.15
5341391	74494097	WRIGHT	5368 COLD SPRINGS DRIVE	FORESTHILL	CA	95631	OWNER OCC	MANU/MOBL	360	84.78	0.00	7.400	6/1/2003	5/1/2033	1350.15	195,000.00	194,852.35
5341508	74494195	STANFORD	4955 ENID WAY	DENVER	CO	80239	OWNER OCC	PUD	360	79.61	0.00	10.500	6/1/2003	5/1/2033	1300.51	142,550.00	142,443.37
5341516	74494204	PAYAN	7584 HARNESS DRIVE	POPE VALLEY	CA	94567	OWNER OCC	MANU/MOBL	360	85.00	0.00	9.550	6/1/2003	5/1/2033	1593.59	188,700.00	188,608.15
5341532	74494220	JONES	8706 ALBURY STREET	BAKERSFIELD	CA	93313	OWNER OCC	SFR	360	90.00	0.00	7.500	6/1/2003	5/1/2033	1604.7	229,500.00	229,329.18
5341565	74494253	SHEW	3535 MOUNT GILEAD ROAD	JACKSONVILLE	AL	36265	OWNER OCC	SFR	360	80.00	0.00	7.990	6/1/2003	5/1/2033	445.71	60,800.00	60,749.63
5341599	74494287	GLASSCOCK	4679 4678 W ALAMEDA ST	SANTA FE	NM	87507	OWNER OCC	SFR	360	74.67	100.00	7.875	8/1/2003	7/1/2033	1901.47	280,000.00	280,000.00
5341607	74494295	LE	3849 PENN MAR AVE	EL MONTE	CA	91732	OWNER OCC	SFR	360	80.00	100.00	6.850	6/1/2003	5/1/2033	1467.79	224,000.00	223,620.68
5341649	74494337	BENNETT JR	410 W JUNIATA PARKWAY	MILLERSTOWN	PA	17062	OWNER OCC	MANU/MOBL	360	90.00	0.00	8.200	8/1/2003	7/1/2033	740.28	99,000.00	99,000.00
5341656	74494345	CASTILLO	12628 HOMESTEAD	TUSTIN	CA	92782	OWNER OCC	CONDO	360	80.00	100.00	6.850	7/1/2003	6/1/2033	1934.33	295,200.00	295,200.00
5341672	74494360	MCGINN	47 LAKE OF THE PINES	EAST STROUDSBURG	PA	18301	OWNER OCC	SFR	360	84.61	0.00	9.900	7/1/2003	6/1/2033	957.22	110,000.00	110,000.00
5341706	74494394	SIMS	7232 ASBURY DRIVE	LITHONIA	GA	30058	OWNER OCC	SFR	360	90.00	0.00	8.500	6/1/2003	5/1/2033	1149.37	149,400.00	149,284.84
5341714	74494402	MARI JR	17893 E TEMPLE DRIVE	AURORA	CO	80015	OWNER OCC	SFR	360	79.70	94.92	5.875	7/1/2003	6/1/2033	928.72	157,000.00	157,000.00
5341730	74494428	FOWLER	1533 S HARVESTER	MILLIKEN	CO	80543	OWNER OCC	SFR	360	90.00	0.00	9.800	7/1/2003	6/1/2033	1421.08	164,700.00	164,700.00
5341797	74494485	THOMPSON	109 CANOE CAMP CREEK RD	MANSFIELD	PA	16933	OWNER OCC	SFR	360	82.54	0.00	10.600	7/1/2003	6/1/2033	666.06	72,225.00	72,225.00
5341813	74494501	ACKER	1400 SUNCREST ROAD	BESSEMER	AL	35020	OWNER OCC	SFR	360	74.63	94.62	5.875	7/1/2003	6/1/2033	595.98	100,750.00	100,647.28
5341821	74494519	WILLIAMS	9624 S 216TH ST	KENT	WA	98031	OWNER OCC	SFR	360	73.11	0.00	6.500	6/1/2003	5/1/2033	1125.09	178,000.00	177,839.08
5341839	74494527	HORN	165 HORN LOOP	FOUNTAIN HILL	AR	71642	OWNER OCC	MANU/MOBL	180	73.53	0.00	8.450	7/1/2003	6/1/2018	489.45	50,000.00	50,000.00
5341847	74494535	LEUENBERGER	5537 BAY RIDGE DRIVE	BLAINE	WA	98230	OWNER OCC	MANU/MOBL	360	85.00	0.00	7.100	6/1/2003	5/1/2033	628.35	93,500.00	93,349.27
5341854	74494543	OSBORNE	3251 BLUFF AVE SE	SALEM	OR	97302	OWNER OCC	SFR	360	90.00	0.00	7.000	6/1/2003	5/1/2033	987.98	148,500.00	148,378.27
5341888	74494576	SMITH	7625 CANDLEFLOWER CIRCLE	COLORADO SPRINGS	CO	80920	OWNER OCC	SFR	360	80.00	100.00	6.350	6/1/2003	5/1/2033	1117.54	179,600.00	179,264.74
5341904	74494592	SWEATT	1557-1559 BLOOMINGTON AVENUE	BREMERTON	WA	98312	NON OWNER	2-4 UNITS	360	83.57	0.00	7.750	6/1/2003	5/1/2033	601.79	84,000.00	83,940.71
5341946	74494634	KEIR	2117 RAKER AVENUE	EVERETT	WA	98201	OWNER OCC	SFR	360	90.00	0.00	6.500	6/1/2003	5/1/2033	853.3	135,000.00	134,877.95

LOAN NUMBER	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE
5338488	274,756.18	ARM	4.990	12.600	6.600	1.000	1.000	6/1/2005	PURCHASE
5338456	80,634.49	ARM	4.990	13.700	7.700	3.000	1.000	5/1/2006	PURCHASE
5338504	290,120.57	ARM	4.990	14.150	8.150	1.000	1.000	5/1/2005	REFI-CASH OUT
5338520	241,294.46	ARM	5.750	14.200	8.200	1.000	1.000	6/1/2005	PURCHASE
5338579	307,522.77	ARM	4.990	13.300	7.300	1.000	1.000	5/1/2005	PURCHASE
5338645	255,568.49	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005	REFI-CASH OUT
5338652	161,273.57	ARM	5.990	13.800	7.800	1.000	1.000	5/1/2005	REFI-CASH OUT
5338660	94,394.20	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5338710	102,282.31	FXD	0.000	0.000	0.000	0.000	0.000		REFI NO CASHOUT
5338728	75,911.30	FXD	0.000	0.000	0.000	0.000	0.000		REFI CASH OUT
5338744	181,676.38	ARM	4.990	12.600	6.600	3.000	1.000	5/1/2006	REFI-CASH OUT
5338751	182,878.87	ARM	4.990	12.675	6.675	1.000	1.000	5/1/2005	PURCHASE
5338777	133,814.02	ARM	6.250	13.850	7.850	1.000	1.000	5/1/2005	REFI-CASH OUT
5338827	52,647.63	ARM	5.750	15.500	9.500	1.000	1.000	5/1/2005	PURCHASE
5338876	107,879.07	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5338884	76,451.71	ARM	5.750	14.300	8.300	1.000	1.000	6/1/2005	REFI-CASH OUT
5338926	243,602.76	ARM	4.990	13.050	7.050	1.000	1.000	5/1/2005	REFI-CASH OUT
5338934	94,846.63	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5338942	184,749.97	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5338959	174,682.74	ARM	4.250	12.500	6.500	1.000	1.000	5/1/2005	REFI-CASH OUT
5338967	269,559.61	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5338975	143,732.53	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5338983	211,138.28	ARM	4.250	12.900	6.900	1.000	1.000	5/1/2005	REFI-CASH OUT
5339031	47,937.23	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5339049	69,913.73	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5339056	139,989.51	FXD	0.000	0.000	0.000	0.000	0.000		REFI NO CASHOUT
5339072	81,371.42	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5339106	174,642.27	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5339122	82,707.30	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5339130	79,640.85	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5339171	187,043.98	ARM	5.990	16.300	10.300	1.000	1.000	5/1/2005	REFI CASH OUT
5339183	71,938.16	ARM	4.990	12.600	6.600	1.000	1.000	6/1/2005	PURCHASE
5339205	271,508.87	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5339213	67,368.45	ARM	4.250	12.125	6.125	1.000	1.000	5/1/2005	REFI-CASH OUT
5339221	85,387.60	ARM	5.990	16.050	10.050	1.000	1.000	6/1/2005	REFI-CASH OUT
5339239	231,490.94	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5339247	227,696.10	ARM	5.750	14.050	8.050	1.000	1.000	5/1/2005	PURCHASE
5339387	99,911.78	FXD	0.000	0.000	0.000	0.000	0.000		REFI CASH OUT
5339411	44,063.63	ARM	5.750	16.350	10.350	1.000	1.000	5/1/2005	PURCHASE
5339502	126,874.58	ARM	5.750	15.500	9.500	1.000	1.000	5/1/2005	REFI-CASH OUT
5339569	52,626.79	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5339585	163,800.90	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5339593	78,319.23	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5339627	36,115.75	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5339676	73,712.97	ARM	5.750	14.650	8.650	1.000	1.000	5/1/2005	REFI NO CASHOUT
5339726	127,768.54	ARM	4.990	13.200	7.200	1.000	1.000	5/1/2005	PURCHASE
5339775	80,650.80	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5339783	143,170.34	ARM	4.990	13.150	7.150	1.000	1.000	5/1/2005	REFI-NO CASHOUT
5339809	176,894.83	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5339841	288,000.00	ARM	4.990	12.675	6.675	1.000	1.000	7/1/2005	PURCHASE
5339932	148,135.72	ARM	5.990	16.600	10.600	1.000	1.000	5/1/2005	REFI CASH OUT
5339940	75,920.89	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5340070	169,900.15	ARM	4.990	14.650	8.650	1.000	1.000	6/1/2005	PURCHASE
5340153	183,707.63	ARM	4.990	13.200	7.200	1.000	1.000	5/1/2005	PURCHASE
5340179	174,173.72	ARM	5.750	16.050	10.050	1.000	1.000	6/1/2005	REFI-CASH OUT
5340187	128,915.61	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5340245	38,914.27	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5340252	71,970.44	ARM	6.250	16.350	10.350	1.000	1.000	6/1/2005	PURCHASE
5340294	95,970.31	ARM	6.750	17.650	11.650	1.000	1.000	6/1/2005	REFI-NO CASHOUT
5340328	130,364.31	ARM	6.750	18.200	12.200	1.000	1.000	6/1/2005	REFI NO CASHOUT
5340344	103,436.25	ARM	4.990	13.200	7.200	1.000	1.000	5/1/2005	PURCHASE
5340369	299,792.49	ARM	5.990	13.850	7.850	1.000	1.000	6/1/2005	REFI-CASH OUT
5340401	207,680.89	ARM	4.990	13.350	7.350	1.000	1.000	5/1/2005	PURCHASE
5340419	176,635.45	ARM	4.990	12.350	6.350	1.000	1.000	6/1/2005	PURCHASE
5340435	62,346.27	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5340443	98,175.08	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005	PURCHASE
5340476	77,277.53	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5340492	199,654.63	FXD	0.000	0.000	0.000	0.000	0.000		REFI CASH OUT
5340518	222,678.90	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5340558	173,845.40	ARM	5.750	16.000	10.000	1.000	1.000	5/1/2005	REFI-CASH OUT
5340566	113,180.17	FXD	0.000	0.000	0.000	0.000	0.000		REFI NO CASHOUT
5340690	144,238.03	ARM	5.990	15.990	9.990	1.000	1.000	6/1/2005	REFI-CASH OUT
5340740	247,672.78	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5340757	51,796.03	ARM	5.990	15.250	9.250	1.000	1.000	5/1/2005	PURCHASE
5340799	279,397.09	ARM	4.990	11.600	5.600	1.000	1.000	5/1/2005	PURCHASE
5340856	50,354.25	ARM	5.990	15.900	9.900	1.000	1.000	5/1/2005	REFI-CASH OUT
5340864	191,912.30	ARM	5.750	15.850	9.850	1.000	1.000	6/1/2005	REFI CASH OUT
5340872	112,345.42	ARM	4.990	13.900	7.900	1.000	1.000	5/1/2005	REFI-CASH OUT
5340880	263,485.49	ARM	4.250	12.125	6.125	1.000	1.000	5/1/2005	REFI NO CASHOUT
5340898	263,485.49	ARM	4.250	12.125	6.125	1.000	1.000	5/1/2005	REFI NO CASHOUT
5340906	263,485.49	ARM	4.250	12.125	6.125	1.000	1.000	5/1/2005	REFI NO CASHOUT
5340914	263,485.49	ARM	4.250	12.125	6.125	1.000	1.000	5/1/2005	REFI NO CASHOUT
5340922	263,485.49	ARM	4.250	12.125	6.125	1.000	1.000	5/1/2005	REFI NO CASHOUT
5340930	263,485.49	ARM	4.250	12.125	6.125	1.000	1.000	5/1/2005	REFI NO CASHOUT
5340971	275,856.91	ARM	5.750	15.250	9.250	1.000	1.000	6/1/2005	PURCHASE
5340989	222,068.72	ARM	4.990	12.400	6.400	1.000	1.000	5/1/2005	REFI-NO CASHOUT
5340997	114,658.69	ARM	4.990	13.150	7.150	1.000	1.000	6/1/2005	PURCHASE
5341011	99,387.11	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5341029	179,918.02	ARM	5.750	15.750	9.750	1.000	1.000	6/1/2005	REFI-CASH OUT
5341037	174,932.54	ARM	4.990	14.000	8.000	1.000	1.000	6/1/2005	REFI-NO CASHOUT
5341045	278,836.22	ARM	4.250	12.950	6.950	1.000	1.000	5/1/2005	PURCHASE
5341060	74,817.64	ARM	4.250	11.500	5.500	1.000	1.000	5/1/2005	REFI-CASH OUT
5341110	299,798.70	ARM	5.750	14.000	8.000	1.000	1.000	6/1/2005	REFI-CASH OUT
5341128	214,343.96	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5341144	171,318.88	ARM	6.750	15.650	9.650	1.000	1.000	5/1/2005	REFI-CASH OUT
5341151	299,245.95	ARM	5.750	14.650	8.650	1.000	1.000	5/1/2005	REFI-NO CASHOUT
5341169	24,903.87	ARM	6.250	18.550	12.550	1.000	1.000	6/1/2005	REFI-CASH OUT
5341177	89,449.01	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5341193	262,267.27	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5341235	33,533.49	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5341292	107,881.32	ARM	5.750	14.950	8.950	1.000	1.000	5/1/2005	REFI-CASH OUT
5341318	112,399.83	ARM	5.750	15.990	9.990	1.000	1.000	5/1/2005	PURCHASE
5341326	284,507.65	ARM	4.250	12.750	6.750	1.000	1.000	5/1/2005	REFI-CASH OUT
5341342	160,081.10	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5341359	119,787.66	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5341383	148,559.64	ARM	5.750	14.250	8.250	1.000	1.000	5/1/2005	REFI-CASH OUT
5341391	194,703.79	ARM	4.990	13.400	7.400	1.000	1.000	5/1/2005	REFI-CASH OUT
5341508	142,388.24	ARM	6.750	16.500	10.500	1.000	1.000	5/1/2005	REFI-NO CASHOUT
5341516	188,515.57	ARM	5.990	15.550	9.550	1.000	1.000	5/1/2005	REFI-CASH OUT
5341532	229,157.77	ARM	4.990	13.500	7.500	1.000	1.000	5/1/2005	REFI-CASH OUT
5341565	60,708.61	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5341599	280,000.00	ARM	5.990	13.875	7.875	1.000	1.000	7/1/2005	PURCHASE
5341607	223,420.68	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE
5341649	99,000.00	ARM	4.990	14.200	8.200	1.000	1.000	7/1/2005	REFI-NO CASHOUT
5341656	294,950.77	ARM	4.990	12.850	6.850	1.000	1.000	6/1/2005	PURCHASE
5341672	109,950.28	ARM	6.250	15.900	9.900	1.000	1.000	6/1/2005	REFI-CASH OUT
5341706	149,129.35	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5341714	156,839.93	FXD	0.000	0.000	0.000	0.000	0.000		REFI CASH OUT
5341730	164,623.97	ARM	5.750	15.800	9.800	1.000	1.000	6/1/2005	PURCHASE
5341797	72,196.91	ARM	6.250	16.600	10.600	1.000	1.000	6/1/2005	PURCHASE
5341813	100,647.28	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5341821	177,677.29	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5341839	49,860.55	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5341847	93,349.27	ARM	4.990	13.100	7.100	1.000	1.000	6/1/2005	PURCHASE
5341854	148,255.83	ARM	4.250	13.000	7.000	1.000	1.000	5/1/2005	REFI-CASH OUT
5341888	179,264.74	ARM	4.990	12.350	6.350	1.000	1.000	5/1/2005	PURCHASE
5341904	83,881.04	ARM	4.250	13.750	7.750	1.000	1.000	5/1/2005	PURCHASE
5341946	134,755.24	ARM	4.250	12.500	6.500	1.000	1.000	5/1/2005	REFI-CASH OUT

LOAN NUMBER	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5338488	6.600	Full	A	691	335,000.00	335,000	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5338456	7.700	Full	A	624	97,800.00	95,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338504	8.150	Stated	A-	596	415,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338520	8.200	Full	A-	573	299,000.00	299,000	1	5/19/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5338579	7.300	Stated	A	684	385,000.00	385,000	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338645	6.850	Full	A-	580	320,000.00	0	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5338652	7.800	Full	B	539	190,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338660	8.900	Full	AA	632	105,000.00	105,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338710	5.875	Stated	AA	640	182,000.00	0	1	5/5/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5338728	8.700	Full	A-	569	185,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338744	6.600	Stated	A	625	290,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338751	6.675	Stated	A	643	229,000.00	229,000	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5338777	7.850	Stated	B	630	185,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338827	9.500	Full	A-	544	62,000.00	62,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338876	8.900	Full	AA	697	120,000.00	120,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338884	8.300	Full	A-	597	90,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5338926	7.050	Stated	A	649	305,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338934	7.100	Full	A	681	176,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338942	6.300	Full	AA	682	215,000.00	0	1	4/30/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5338959	6.500	Full	AA	638	195,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338967	7.750	Stated	A-	595	415,000.00	0	1	5/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5338975	6.375	Full	AA	634	180,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5338983	6.900	Full	AA	684	235,000.00	0	1	4/30/2003	358	4/1/2003	Group I	6 MO LIBOR	6	N
5339031	8.150	Stated	A	700	60,000.00	60,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5339049	8.450	Stated	A	667	87,500.00	87,500	1	5/2/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5339056	6.375	Full	AA	624	170,000.00	0	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5339072	5.125	Stated	AA	721	156,000.00	0	1	4/28/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5339106	5.875	Stated	AA	682	470,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5339122	8.900	Full	AA	692	93,500.00	92,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5339130	7.500	Stated	AA	650	135,000.00	0	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5339171	10.300	Full	B	491	234,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5339183	6.600	Full	A	631	80,000.00	80,000	1	6/4/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5339205	6.500	Stated	AA	670	340,000.00	340,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5339213	6.125	Stated	AA	675	90,000.00	0	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5339221	10.050	Full	B	518	100,500.00	0	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5339239	5.500	Full	A+	649	290,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5339247	8.050	Full	A-	540	285,000.00	285,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5339387	6.625	Stated	AA	699	161,000.00	0	1	6/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5339411	10.350	Full	A-	540	51,000.00	49,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5339502	9.500	Full	A-	530	160,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5339569	5.750	Stated	AA	677	85,000.00	0	1	4/30/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5339585	5.375	Stated	AA	719	246,000.00	0	1	4/28/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5339593	9.300	Full	A-	585	98,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5339627	12.500	Full	A-	0	44,000.00	42,500	1	5/7/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5339676	8.650	Full	A-	547	82,000.00	0	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5339726	7.200	Stated	A	759	160,000.00	160,000	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5339775	8.450	Stated	AA	656	85,500.00	85,000	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5339783	7.150	Full	A	635	180,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5339809	8.960	Full	A-	606	217,500.00	0	1	5/22/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5339841	6.675	Stated	A	643	375,000.00	360,000	1	6/17/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5339932	10.600	Stated	B	483	195,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5339940	9.250	Stated	A	653	100,000.00	95,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5340070	8.650	Stated	A	618	227,000.00	227,000	1	6/3/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5340153	7.200	Stated	A	677	235,000.00	230,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5340179	10.050	Full	B	486	205,000.00	0	1	6/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5340187	8.125	Stated	B	643	185,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5340245	8.875	Stated	AA	663	50,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5340252	10.350	Full	B-	542	90,000.00	90,000	1	6/2/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5340294	11.650	Full	D	576	181,000.00	0	1	6/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5340328	12.200	Full	C	500	163,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5340344	7.200	Stated	A	671	129,500.00	129,500	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5340369	7.850	Full	B	558	420,000.00	0	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5340401	7.350	Full	A	614	260,000.00	260,000	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5340419	6.350	Stated	A	680	221,000.00	221,000	1	6/5/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5340435	8.750	Stated	AA	665	82,000.00	78,000	1	5/23/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5340443	7.550	Stated	A	631	123,000.00	122,900	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5340476	9.750	Full	B	604	91,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5340492	6.750	Stated	A	691	400,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5340518	6.250	Stated	AA	671	290,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5340558	10.000	Full	A-	492	303,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5340566	5.500	Stated	AA	681	164,000.00	0	1	4/29/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5340690	9.990	Full	B	492	195,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5340740	6.100	Stated	A	690	310,000.00	310,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5340757	9.250	Full	B	594	65,000.00	61,000	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5340799	5.600	Full	A	636	359,000.00	350,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5340856	9.900	Stated	B	459	72,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5340864	9.850	Limited	A-	498	245,000.00	0	1	5/20/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5340872	7.900	Full	A-	502	125,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5340880	6.125	Stated	AA	731	330,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5340898	6.125	Stated	AA	731	330,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5340906	6.125	Stated	AA	731	330,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5340914	6.125	Stated	AA	731	330,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5340922	6.125	Stated	AA	731	330,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5340930	6.125	Stated	AA	731	330,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5340971	9.250	Stated	A-	521	345,000.00	345,000	1	6/6/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5340989	6.400	Stated	A	730	315,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5340997	7.150	Full	A	607	135,000.00	135,000	1	5/28/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5341011	10.330	Stated	B-	552	117,000.00	0	1	4/30/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5341029	9.750	Full	A+	462	265,000.00	0	1	5/29/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5341037	8.000	Full	A	609	194,500.00	0	1	5/28/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5341045	6.950	Stated	AA	657	294,500.00	294,500	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5341060	5.500	Stated	AA	687	109,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5341110	8.000	Full	B	518	365,000.00	0	1	6/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5341128	7.600	Stated	A	718	335,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5341144	9.650	Stated	C	523	245,000.00	0	1	5/12/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5341151	8.650	Full	A-	581	333,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5341169	12.550	Full	B-	523	65,600.00	0	1	5/14/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5341177	8.875	Stated	AA	722	120,000.00	112,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5341193	8.600	Stated	A	631	350,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5341235	11.500	Full	B	514	42,000.00	0	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5341292	8.950	Full	A-	529	120,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5341318	9.990	Full	A-	524	125,000.00	125,000	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5341326	6.750	Stated	AA	710	330,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5341342	7.500	Full	A-	618	178,000.00	0	1	5/14/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5341359	6.625	Full	AA	680	150,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5341383	8.750	Full	A-	541	175,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5341391	7.400	Full	A	610	230,000.00	0	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5341508	10.500	Full	C	513	179,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5341516	9.550	Full	B	601	222,000.00	0	1	5/12/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5341532	7.500	Full	A	606	255,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5341565	7.990	Stated	A-	577	76,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5341599	7.875	Stated	B	429	383,000.00	375,000	1	6/18/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5341607	6.850	Stated	A	721	285,000.00	280,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5341649	8.200	Full	A	635	110,000.00	0	1	6/4/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5341656	6.850	Stated	A	702	369,000.00	369,000	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5341672	9.900	Full	B	494	165,000.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5341706	8.500	Full	A	682	166,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5341714	5.875	Stated	AA	694	197,000.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5341730	9.800	Full	A-	493	183,000.00	183,000	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5341797	10.600	Full	B-	511	100,000.00	87,500	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5341813	5.875	Full	AA	642	135,000.00	0	1	5/21/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5341821	6.500	Stated	AA	653	225,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5341839	8.400	Full	A	637	68,000.00	0	1	5/14/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5341847	7.100	Full	A	707	110,000.00	110,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5341854	7.000	Full	AA	678	165,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5341888	6.350	Stated	A	695	225,000.00	224,500	1	4/21/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5341904	7.750	Full	AA	719	94,000.00	93,365	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5341946	6.500	Stated	AA	670	150,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N

Prepared by: [illegible]
LBMLT Capital Markets

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.364 WA Rate | 10,143 Loan Count
303.33 WA Rterm | $1,331,132,019.12 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY P&I	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5341979	74494667	SCHNEKLE	119 BUND RD	ELMA	WA	98541	OWNER OCC	SFR	360	85.00	0.00	7.600	6/1/2003	5/1/2033	917.84	127,500.00	127,410.81	127,321.24	ARM	5.950	13.600	7.600	1.000	1.000	5/1/2005	REFI-CASH OUT	7.600	Limited	B	627	150,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5341987	74494675	ALEXANDER	2518 SHAMAN DRIVE	HELENA	MT	59601	OWNER OCC	SFR	360	74.84	0.00	7.250	7/1/2003	6/1/2033	1582.65	232,000.00	231,808.02	231,606.00	ARM	5.750	13.250	7.250	1.000	1.000	6/1/2005	REFI-CASH OUT	7.250	Stated	A-	596	310,000.00	0	1	5/16/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5341995	74494683	WOOD	115 BLAES DR	MARION	MT	59925	OWNER OCC	MANU/MOBIL	360	80.00	99.99	9.500	6/1/2003	5/1/2033	843.72	100,320.00	100,171.43	100,121.76	ARM	5.750	15.500	9.500	1.000	1.000	5/1/2005	REFI-NO CASHOUT	9.500	Full	A-	550	125,278.25	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5342027	74494717	CASPERSON	820 L STREET SOUTH	TACOMA	WA	98405	NON OWNER	2-4 UNITS	360	70.00	0.00	8.750	6/1/2003	5/1/2033	[illegible]	132,300.00	132,186.00	132,071.54	ARM	4.250	13.750	8.750	1.000	1.000	5/1/2005	REFI-CASH OUT	8.750	Stated	AA	655	189,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5342068	74494758	COLEMAN	1700 CADDY COURT	MONROE	NC	28104	OWNER OCC	PUD	360	80.00	100.00	7.400	6/1/2003	5/1/2033	1429.08	208,400.00	208,243.72	208,086.48	ARM	4.890	13.400	7.400	1.000	1.000	5/1/2005	PURCHASE	7.400	Full	A	607	310,000.00	255,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5342084	74494774	CASPERSON	3564 EAST I STREET	TACOMA	WA	98404	NON OWNER	SFR	360	80.00	0.00	6.750	6/1/2003	5/1/2033	544.57	83,960.00	83,887.71	83,815.01	ARM	4.250	12.750	6.750	1.000	1.000	5/1/2005	PURCHASE	6.750	Stated	AA	655	109,000.00	104,950	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5342118	74494808	PETERS	4120 O PARKWAY	SACRAMENTO	CA	95823	OWNER OCC	SFR	360	80.00	100.00	11.250	6/1/2003	5/1/2033	1476.32	152,000.00	151,948.68	151,896.68	ARM	8.750	17.250	11.250	1.000	1.000	5/1/2005	PURCHASE	11.250	Full	C	519	190,000.00	190,000	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5342134	74494824	SCHALOCK	839 NW DOGWOOD AVENUE	REDMOND	OR	97756	OWNER OCC	SFR	360	90.00	0.00	6.950	7/1/2003	6/1/2033	957.01	144,000.00	144,000.00	143,881.73	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.950	Full	A	620	160,000.00	0	1	5/28/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5342159	74494840	MCLENNAN	552 BROWN RD	PORT ANGELES	WA	98363	OWNER OCC	MANU/MOBIL	360	85.00	0.00	9.800	7/1/2003	6/1/2033	990.1	114,750.00	114,750.00	114,697.03	ARM	9.750	15.800	9.800	1.000	1.000	6/1/2005	REFI-NO CASHOUT	9.800	Full	A-	498	135,000.00	0	1	5/27/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5342191	74494881	ANTONELLI	1055 LOMITA WAY	RIO LINDA	CA	95673	OWNER OCC	SFR	180	49.57	0.00	5.250	6/1/2003	5/1/2018	731.53	91,000.00	90,668.60	90,331.74	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.250	Full	AA	678	185,000.00	0	1	4/25/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.334 WA Rate — 10,145 Loan Count
352.83 WA Rterm — $1,351,133,610.12 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PNI	ORIG LOAN AMOUNT	PRINCIPAL BALANCE
5345827	74458494	GUTIERREZ	328 E DAWES AVENUE	STOCKTON	CA	95215	OWNER-OCC	SFR	360	80.00	100.00	7.100	6/1/2003	5/1/2033	805.91	119,920.00	119,823.62
5345856	74458551	BUNDA	4329 PACHECO STREET	SAN FRANCISCO	CA	94116	OWNER-OCC	SFR	360	43.02	0.00	5.875	6/1/2003	5/1/2033	1478.85	250,000.00	249,745.11
5345905	74458569	KEH	1053 S WRIGHT ROAD	SANTA ROSA	CA	95407	OWNER-OCC	SFR	360	31.94	0.00	7.550	6/1/2003	5/1/2033	1089.11	155,000.00	154,886.11
5345913	74458577	TEPEZANO	1800 LEMONTREE ROAD	WEST SACRAMENTO	CA	95691	OWNER-OCC	SFR	360	80.00	100.00	6.550	7/1/2003	6/1/2033	1322.32	208,120.00	207,933.67
5345962	74458627	BUCHONGO	2843 MARICOPA AVE	RICHMOND	CA	94804	OWNER-OCC	SFR	360	78.13	0.00	6.375	6/1/2003	5/1/2033	1403.71	225,000.00	224,582.10
5345970	74458635	JENKINS	7342 JUTLAND ROAD	HOUSTON	TX	77033	OWNER-OCC	SFR	360	75.00	0.00	11.400	7/1/2003	6/1/2033	515.91	52,500.00	52,460.52
5345996	74458650	BROUSSARD	2606 ROSEDALE ST	HOUSTON	TX	77074	OWNER-OCC	2-4 UNITS	360	33.70	0.00	8.125	6/1/2003	5/1/2033	534.75	91,300.00	91,211.28
5346077	74458734	LARA	10514 SIGMA STREET	EL PASO	TX	79924	OWNER-OCC	SFR	360	85.00	95.00	9.550	6/1/2003	5/1/2033	488.13	57,800.00	57,771.86
5346085	74458742	SAMONS	37657 FLORA COURT	MURRIETTA	CA	92563	OWNER-OCC	SFR	360	80.00	100.00	5.850	7/1/2003	6/1/2033	1440.48	244,174.40	244,174.40
5346093	74458403	GREEN	270 CHANNING WAY 5	SAN RAFAEL	CA	94903	OWNER-OCC	CONDO	360	80.00	100.00	6.200	6/1/2003	5/1/2033	1504.22	245,600.00	245,127.43
5346119	74458775	ESPINOZA	6509 HOMER STREET #44	WESTMINSTER	CA	92683	OWNER-OCC	CONDO	360	76.25	0.00	7.800	6/1/2003	5/1/2033	878.25	122,000.00	121,828.95
5346127	74458783	REED	826 ENRIGHT AVENUE	CINCINNATI	OH	45205	OWNER-OCC	SFR	360	85.00	0.00	9.550	7/1/2003	6/1/2033	875.78	103,700.00	103,700.00
5346135	74458791	IBOLD	2867 E RAINBOW CIRCLE	SARASOTA	FL	34231	OWNER-OCC	SFR	360	73.06	0.00	6.250	6/1/2003	5/1/2033	492.56	80,000.00	79,924.09
5346143	74458809	MCMARLIN	1916 31ST AVENUE SE	PUYALLUP	WA	98374	OWNER-OCC	SFR	360	80.00	100.00	6.700	6/1/2003	5/1/2033	1058.28	164,000.00	163,714.02
5346178	74458833	VERZOSA	12300 SE RIVERIDGE DRIVE	VANCOUVER	WA	98683	OWNER-OCC	SFR	360	85.00	0.00	6.950	6/1/2003	5/1/2033	1350.38	204,000.00	203,490.68
5346218	74458874	VIERECK	308 ZEISMAN ST	KALAMA	WA	98625	NON OWNER	SFR	360	80.00	0.00	7.800	6/1/2003	5/1/2033	731.39	101,600.00	101,529.01
5346226	74458882	MAES	2500 JOY LANE	SHINGLE SPRINGS	CA	95682	OWNER-OCC	SFR	360	69.36	0.00	6.450	7/1/2003	6/1/2033	1351.89	215,000.00	215,000.00
5346267	74458924	RICKEL	15171 NUGGET STREET	NEVADA CITY	CA	95959	OWNER-OCC	MANU/MOBIL	360	85.00	0.00	6.850	6/1/2003	5/1/2033	1448.13	221,000.00	220,813.41
5346275	74458932	SAXON	1 QUAIL HOLLOW LANE	COPPEROPOLIS	CA	95228	2ND HOME	PUD	360	75.00	0.00	5.875	7/1/2003	6/1/2033	1197.87	202,500.00	202,500.00
5346291	74458957	THAMES	305 S 2ND STREET	INDIANOLA	OK	74442	OWNER-OCC	SFR	360	80.00	95.00	12.750	7/1/2003	6/1/2033	347.75	32,000.00	32,000.00
5346317	74458973	RAMIREZ	17610 37TH AVENUE EAST	TACOMA	WA	98446	OWNER-OCC	SFR	360	80.00	100.00	7.050	6/1/2003	5/1/2033	882.64	132,000.00	131,892.86
5346358	74459013	OSORIO	402 BAY MEADOWS DRIVE	IRVING	TX	75063	OWNER-OCC	PUD	360	62.50	0.00	9.450	6/1/2003	5/1/2033	1255.82	150,000.00	149,881.25
5346374	74422039	BABCOCK	2102 GRAND AVE	EVERETT	WA	98201	OWNER-OCC	SFR	360	85.00	95.00	7.200	7/1/2003	6/1/2033	2019.4	297,500.00	297,500.00
5346382	74459047	RAMSAY	3110 W LAKE SAMMAMISH PKWY 7	BELLEVUE	WA	98008	OWNER-OCC	CONDO	360	55.17	0.00	7.250	7/1/2003	6/1/2033	2182.97	320,000.00	320,000.00
5346424	74459088	BENSON	12937 DUSTY LANE	CASPER	WY	82604	OWNER-OCC	MANU/MOBIL	360	80.00	0.00	11.250	6/1/2003	5/1/2033	1056.74	108,800.00	108,763.26
5346432	74459096	RUEBENSAM	483 S POPLAR	KANKAKEE	IL	60901	OWNER-OCC	SFR	360	80.00	0.00	10.300	6/1/2003	5/1/2033	453.51	53,400.00	53,373.09
5346440	74459104	WALL	1863 LONE FOX COURT	TRACY	CA	95376	OWNER-OCC	SFR	360	95.00	0.00	7.100	6/1/2003	5/1/2033	2108.43	313,500.00	313,248.05
5346465	74459120	GILMAN	9446 DESTINY AVE	DELHI	CA	95315	OWNER-OCC	SFR	360	80.00	100.00	5.350	7/1/2003	6/1/2033	757.21	135,600.00	135,600.00
5346481	74459146	RIDER	11211 GAUTIER DRIVE	HOUSTON	TX	77065	OWNER-OCC	PUD	360	50.91	0.00	7.300	7/1/2003	6/1/2033	383.62	56,000.00	56,000.00
5346499	74459153	VILLA	8721 LAKE MURRAY BLVD #1	SAN DIEGO	CA	92119	2ND HOME	SFR	360	74.68	0.00	6.500	6/1/2003	5/1/2033	1090.32	172,500.00	172,294.06
5346564	74459229	NUSDOL	2029 SHERIDAN WAY	STOCKTON	CA	95207	OWNER-OCC	SFR	360	80.00	100.00	6.975	7/1/2003	6/1/2033	1300.71	196,000.00	195,838.54
5346580	74459245	DONATO	9539 MARCIANO WAY	STOCKTON	CA	95212	OWNER-OCC	SFR	360	80.00	100.00	6.600	6/1/2003	5/1/2033	1603.58	251,084.00	250,861.38
5346606	74459260	JONES	450 WILLOW TREE DRIVE	MELBOURNE	FL	32940	OWNER-OCC	PUD	360	76.19	0.00	6.875	6/1/2003	5/1/2033	525.55	80,000.00	79,932.78
5346614	74459278	WAGENEN	37341 AVENUE 16	MADERA	CA	93636	OWNER-OCC	SFR	360	95.00	0.00	7.950	6/1/2003	5/1/2033	1574.88	215,650.00	215,398.68
5346663	74459328	BRADLEY	1230 DEER CREEK DRIVE	FERNDALE	WA	98248	OWNER-OCC	SFR	360	79.99	100.00	8.550	6/1/2003	5/1/2033	1173.37	151,900.00	151,808.87
5346697	74459351	SHOENKOPF	409 W 21ST STREET	VANCOUVER	WA	98660	NON OWNER	SFR	360	75.00	0.00	6.875	6/1/2003	5/1/2033	1108.57	168,750.00	168,608.23
5346713	74459377	CRUZ	16111 LANCE COURT	SONORA	CA	95370	OWNER-OCC	MANU/MOBIL	360	73.28	0.00	6.400	6/1/2003	5/1/2033	1200.98	192,000.00	191,823.02
5346747	74459401	CALAGUIO	33058 CALISTOGA STREET	UNION CITY	CA	94587	OWNER-OCC	SFR	360	80.00	100.00	5.750	6/1/2003	5/1/2033	1870.75	312,000.00	311,348.94
5346788	74459443	SCHUMACHER	471 MEADOWBROOK DRIVE	HOLLYWOOD PARK	TX	78232	OWNER-OCC	SFR	360	94.99	0.00	7.450	6/1/2003	5/1/2033	1206.16	173,350.00	173,220.05
5346796	74459450	LARSEN	3141 N FRANKLIN ROAD	MERCED	CA	95348	OWNER-OCC	SFR	360	68.18	0.00	7.125	6/1/2003	5/1/2033	1010.58	150,000.00	149,880.05
5346813	74459476	COOKE	2848 W 12270 SOUTH	RIVERTON	UT	84065	OWNER-OCC	SFR	360	90.00	0.00	6.900	6/1/2003	5/1/2033	1671.53	253,800.00	253,584.10
5346887	74459542	VALENZUELA	917 S C STREET	MADERA	CA	93638	OWNER-OCC	SFR	360	75.00	0.00	8.850	6/1/2003	5/1/2033	520.37	68,750.00	65,583.88
5346952	74459617	MORALES	50 WEST DRIVE	NORTHLAKE	IL	60164	OWNER-OCC	SFR	360	84.87	0.00	10.350	6/1/2003	5/1/2033	1418.57	157,000.00	156,935.56
5346960	74459625	HURD	294 VAN SICKLEN AVENUE	BROOKLYN	NY	11207	NON OWNER	2-4 UNITS	360	80.00	0.00	7.550	6/1/2003	5/1/2033	1798.78	256,000.00	255,811.91
5347018	74459674	ZAMORA	284 APPIAN WAY	UNION CITY	CA	94587	OWNER-OCC	SFR	360	80.00	100.00	6.550	7/1/2003	6/1/2033	2022.68	318,400.00	318,400.00
5347026	74459682	ODONNELL	3457 WAYNESBORO DRIVE	CERES	CA	95307	OWNER-OCC	SFR	360	90.00	0.00	7.750	6/1/2003	5/1/2033	1257.31	175,500.00	175,376.13
5347042	74459708	SOLORIO	3418 LIBRA LANE	SAN JOSE	CA	95111	OWNER-OCC	SFR	360	80.00	100.00	7.050	6/1/2003	5/1/2033	1524.56	228,000.00	227,814.94
5347133	74459799	GARLINGTON	3452 TELLER COUNTY ROAD 1	CRIPPLE CREEK	CO	80813	OWNER-OCC	MANU/MOBIL	360	80.00	0.00	7.600	6/1/2003	5/1/2033	977.21	138,400.00	138,299.32
5347141	74459807	WRIGHT	514 WESTGATE STREET	PASADENA	CA	91103	OWNER-OCC	SFR	360	42.86	0.00	6.250	6/1/2003	5/1/2033	923.58	150,000.00	149,857.67
5347182	74459849	MOSSOTTI	11842 E 175TH LANE	GOODYEAR	AZ	85338	OWNER-OCC	PUD	360	90.00	0.00	7.750	6/1/2003	5/1/2033	1418.5	198,000.00	197,860.25
5347224	74459880	GANDER	501 HOLDT ST	BATTLE LAKE	MN	56515	OWNER-OCC	SFR	360	90.00	0.00	8.650	6/1/2003	5/1/2033	326.25	41,850.00	41,800.66
5347232	74459898	KILLIAN	509 LEVELAND LANE	MODESTO	CA	95350	OWNER-OCC	SFR	360	72.48	0.00	8.050	6/1/2003	5/1/2033	1592.47	216,000.00	215,856.53
5347240	74459906	MARKS	1426 S SAWYER AVENUE	CHICAGO	IL	60623	OWNER-OCC	2-4 UNITS	360	73.17	0.00	8.950	6/1/2003	5/1/2033	961.24	120,000.00	119,867.03
5347265	74459922	THOMAS	558 LIBERTY STREET	UNIONDALE	NY	11553	OWNER-OCC	SFR	360	80.00	0.00	7.500	6/1/2003	5/1/2033	1482.34	212,000.00	211,842.64
5347315	74459971	LOPEZ	4574 WHISPER PLACE	TURLOCK	CA	95382	OWNER-OCC	SFR	360	80.00	100.00	6.600	6/1/2003	5/1/2033	1452.06	227,360.00	227,117.08
5347331	74459997	JENKINS	12477 CHADWELL DR	HOUSTON	TX	77031	OWNER-OCC	PUD	180	80.00	0.00	6.600	6/1/2003	5/1/2018	981.61	112,000.00	111,634.19
5347349	74500030	BARROZO	509 HAGEMANN DRIVE	LIVERMORE	CA	94550	OWNER-OCC	SFR	360	80.00	100.00	6.600	6/1/2003	5/1/2033	1941.53	304,000.00	303,459.46
5347356	74500018	EVANS	12003 PARADISE VALLEY DR	HOUSTON	TX	77066	OWNER-OCC	PUD	360	80.00	100.00	7.950	7/1/2003	6/1/2033	870.45	111,920.00	111,920.00
5347398	74500059	SIMMONS	106 E 200 N	SPRINGVILLE	UT	84663	OWNER-OCC	SFR	360	80.00	100.00	7.100	6/1/2003	5/1/2033	887.09	132,000.00	131,893.91
5347427	74500083	MAYES	128 BENNIE GILBERT ROAD	RAGLEY	LA	70657	OWNER-OCC	SFR	180	85.00	0.00	9.300	6/1/2003	5/1/2018	965.1	93,500.00	93,017.19
5347435	74500091	DREISBACH	3325 WOODHAVEN LANE	CONCORD	CA	94519	OWNER-OCC	PUD	360	68.85	0.00	6.625	6/1/2003	5/1/2033	1684.02	263,000.00	262,767.96
5347539	74500190	SANTOS	11227 BUSHWACK PASS	SAN ANTONIO	TX	78254	OWNER-OCC	PUD	360	95.00	0.00	7.450	6/1/2003	5/1/2033	775.68	104,295.00	104,216.82
5347547	74500208	MCCRAREN	4811 DANIEL DRIVE	CRYSTAL LAKE	IL	60014	OWNER-OCC	SFR	360	81.78	0.00	8.550	7/1/2003	6/1/2033	1421.33	184,000.00	184,000.00
5347570	74500232	WESSON	3626 GIRARD AVE N	MINNEAPOLIS	MN	55412	OWNER-OCC	SFR	360	75.00	0.00	12.500	7/1/2003	6/1/2033	1184.66	111,000.00	111,000.00
5347638	74500281	GUTIERREZ	5155 VILLAGE ELM DRIVE	SACRAMENTO	CA	95823	OWNER-OCC	SFR	360	90.00	0.00	7.650	6/1/2003	5/1/2033	1296.29	182,700.00	182,568.42
5347653	74500307	PALAZZOLO	5 BEAU JOL COURT	NESCONSET	NY	11767	OWNER-OCC	SFR	360	48.72	0.00	6.750	6/1/2003	5/1/2033	1169.87	190,000.00	189,669.58
5347695	74500349	MAXSON	109 MELROSE DRIVE	NEW STANTON	PA	15672	OWNER-OCC	SFR	360	79.79	0.00	6.250	6/1/2003	5/1/2033	923.58	150,000.00	149,841.61
5347703	74500356	BROOKS	6766 MALLBURN DR	ST LOUIS	MO	63136	OWNER-OCC	SFR	360	85.00	100.00	10.750	6/1/2003	5/1/2033	563.36	60,350.00	60,327.28
5347729	74500372	WALDEN	7473 POCKET ROAD	SACRAMENTO	CA	95831	OWNER-OCC	SFR	360	74.17	0.00	6.875	6/1/2003	5/1/2033	1169.34	178,000.00	177,850.45
5347760	74500414	ELLIS	5448 GRAND BAYOU	NEW ORLEANS	LA	70129	OWNER-OCC	SFR	360	85.00	0.00	10.800	6/1/2003	5/1/2033	637.33	68,000.00	67,949.11
5347778	74500422	PATINO	211 ARROYO DRIVE	DEL RIO	TX	78840	OWNER-OCC	SFR	360	90.00	0.00	7.950	6/1/2003	5/1/2033	361.49	49,500.00	49,432.68
5347794	74500448	HARLEE	2727 GRIMES STREET	CHARLOTTE	NC	28206	OWNER-OCC	SFR	360	85.00	100.00	8.800	6/1/2003	5/1/2033	463.5	58,650.00	58,618.60
5347802	74500455	RENTERIA	9625 PENJAMO DRIVE	EL PASO	TX	79927	OWNER-OCC	SFR	180	55.56	0.00	9.600	6/1/2003	5/1/2018	367.6	35,000.00	34,824.10
5347828	74500471	SMITH	2802 GRANTRI COURT	HIGH POINT	NC	27260	OWNER-OCC	SFR	360	80.00	100.00	8.750	6/1/2003	5/1/2033	507.88	63,920.00	63,846.18
5347844	74500497	GERMAN	5483 BALDWIN	DETROIT	MI	48213	OWNER-OCC	SFR	360	85.00	0.00	10.200	7/1/2003	6/1/2033	341.34	38,250.00	38,250.00
5347877	74500521	PURKEY	1459 BOYLE STREET	ALCOA	TN	37701	OWNER-OCC	SFR	180	80.00	100.00	8.900	6/1/2003	5/1/2018	574.33	57,000.00	51,861.34
5347901	74500554	TERRY	LOT 6 WILLOW LANE	MONROE CITY	MO	63456	OWNER-OCC	MANU/MOBIL	360	85.00	0.00	8.800	8/1/2003	7/1/2033	618.97	78,317.00	78,317.00
5347935	74500588	MARTINEZ	1344 TULIP CIRCLE	MCALLEN	TX	78504	OWNER-OCC	SFR	360	85.00	100.00	7.675	8/1/2003	7/1/2033	961.74	135,150.00	135,028.16
5347943	74500596	CASEY	1311 SW 97 AVENUE	MIRAMAR	FL	33025	OWNER-OCC	SFR	360	80.00	0.00	9.050	6/1/2003	5/1/2033	1144.45	141,600.00	141,446.32
5347950	74500604	MANSFIELD	8853 ELMWOOD RD	INDIAN RIVER	MI	49749	OWNER-OCC	SFR	360	62.87	0.00	11.250	7/1/2003	6/1/2033	506.85	52,184.00	52,184.00
5347976	74500620	LOPEZ	207 EILEEN STREET	GRANTS	NM	87020	OWNER-OCC	MANU/MOBIL	360	80.00	100.00	8.500	6/1/2003	5/1/2033	541.32	70,400.00	70,357.35
5348016	74500661	ECHOLS	7341 S CHAMPLAIN AVENUE	CHICAGO	IL	60619	OWNER-OCC	2-4 UNITS	360	78.80	0.00	6.750	6/1/2003	5/1/2033	1277.74	197,000.00	196,830.38
5348032	74500687	PEREZ	5508 N LARK ELLEN AVENUE	AZUSA	CA	91720	OWNER-OCC	SFR	360	73.19	0.00	7.490	6/1/2003	5/1/2033	1201.46	172,000.00	171,872.09
5348115	74500760	GARCIA	1809 SUMMERFIELD DRIVE	EDINBURG	TX	78539	OWNER-OCC	SFR	180	65.00	0.00	7.100	7/1/2003	6/1/2018	622.7	68,850.00	68,634.66
5348149	74500794	JOHNSON	1831 LEMAR	EVANSTON	IL	60201	OWNER-OCC	2-4 UNITS	360	85.00	95.00	9.000	6/1/2003	5/1/2033	2626.79	326,400.00	326,221.71
5348156	74500802	MABON	831 QUARTERHORSE LANE	OAK PARK	CA	91377	NON OWNER	CONDO	360	63.64	0.00	7.460	6/1/2003	5/1/2033	1462.81	210,000.00	209,838.89
5348164	74500810	AVILA	1117 W LOCUST AVE	ANAHEIM	CA	92802	OWNER-OCC	SFR	360	85.00	0.00	7.350	6/1/2003	5/1/2033	1844.73	267,750.00	267,750.00
5348214	74500869	VERA	5607 AKE AVENUE	EDINBURG	TX	78450	OWNER-OCC	SFR	360	76.67	0.00	10.800	6/1/2003	5/1/2033	1077.83	115,000.00	114,857.17
5348230	74500885	CAPERTON	271 PEBBLECREEK DRIVE	GARLAND	TX	75040	OWNER-OCC	SFR	360	80.00	100.00	7.100	6/1/2003	5/1/2033	752.14	111,920.00	111,830.05
5348248	74500893	GROVES	307 E ADAMS STREET	MOUNT AYR	IA	50854	OWNER-OCC	SFR	360	85.00	0.00	7.550	6/1/2003	5/1/2033	238.9	34,000.00	34,000.00
5348305	74500950	GARZA	2802 MI CIELO DRIVE	WESLACO	TX	78596	OWNER-OCC	SFR	360	85.00	100.00	11.500	7/1/2003	6/1/2033	818.5	82,450.00	82,423.65
5348313	74500968	SPALDING	10004 MERTENS AVE SE	OLDTOWN	MD	21555	OWNER-OCC	SFR	360	85.00	0.00	8.550	7/1/2003	6/1/2033	571.74	73,950.00	73,905.65
5348371	74500978	HAYES	1050 BEL AIRE DRIVE	RANTOUL	IL	61866	NON OWNER	SFR	360	80.00	0.00	9.800	7/1/2003	6/1/2033	262.3	30,400.00	30,400.00
5348394	74501008	INGA	77 BENEDICT AVE	VALLEY STREAM	NY	11580	OWNER-OCC	2-4 UNITS	360	80.00	95.00	7.100	7/1/2003	6/1/2033	2362.14	351,200.00	351,200.00
5348420	74501073	LUNA	15945 GREVILLEA ST	FONTANA	CA	92335	OWNER-OCC	SFR	360	95.00	0.00	7.300	6/1/2003	5/1/2033	1139.77	166,250.00	166,121.58
5348446	74501099	THOMAS	3113 N 42ND ST	MILWAUKEE	WI	53216	OWNER-OCC	SFR	360	80.00	99.32	12.100	6/1/2003	5/1/2033	493.29	47,600.00	47,586.68
5348461	74501115	SULTAN	5601 GLENWOOD MEWS DRIVE	ALEXANDRIA	VA	22315	OWNER-OCC	PUD	180	76.45	0.00	5.875	7/1/2003	6/1/2018	2092.8	250,000.00	250,000.00
5348495	74501149	SHARMA	168 WATCH HILL	BRANFORD	CT	6405	OWNER-OCC	CONDO	360	80.00	94.94	7.000	6/1/2003	5/1/2033	1173.6	176,400.00	176,255.40
5348503	74501156	MIKULENCAK	4617 DODD DRIVE	CORPUS CHRISTI	TX	78415	NON OWNER	SFR	360	80.00	0.00	7.500	7/1/2003	6/1/2033	296.47	42,400.00	42,400.00
5348511	74501164	LAWES	1469 OLD HICKORY DRIVE	COLUMBUS	OH	43223	NON OWNER	SFR	360	88.33	0.00	7.650	7/1/2003	6/1/2033	601.67	84,800.00	84,800.00
5348552	74501206	SANCHEZ	1307 LOCH NESS WAY	SAN JOSE	CA	95121	OWNER-OCC	SFR	360	80.00	100.00	6.600	6/1/2003	5/1/2033	2053.42	321,520.00	320,948.31
5348586	74501230	WILLIS-FRANKLIN	5313 N 65TH ST	MILWAUKEE	WI	53218	OWNER-OCC	SFR	360	65.00	0.00	11.500	6/1/2003	5/1/2033	527.83	53,300.00	53,261.40
5348651	74501305	ARREDONDO	8140 OLYMPIC BLVD	PICO RIVERA	CA	90660	NON OWNER	2-4 UNITS	360	90.00	0.00	8.400	6/1/2003	5/1/2033	1847.84	242,550.00	242,400.01
5348701	74501354	BALES	7929 16TH AVE SW	SEATTLE	WA	98106	OWNER-OCC	SFR	360	70.00	0.00	8.400	6/1/2003	5/1/2033	1199.9	157,500.00	157,304.52
5348727	74501362	TORRISI	544 SHADY PINE WAY UNIT A	WEST PALM BEACH	FL	33415	OWNER-OCC	CONDO	360	90.00	0.00	9.350	6/1/2003	5/1/2033	746.94	90,000.00	89,908.26
5348743	74501388	DEWEY	879 NW 14TH STREET	FLORIDA CITY	FL	33034	NON OWNER	SFR	180	75.00	0.00	6.625	6/1/2003	5/1/2018	454.37	51,750.00	51,411.73
5348750	74501396	HUTSELL	1829 CRESTHILL AVE	CINCINNATI	OH	45237	OWNER-OCC	SFR	360	65.00	0.00	12.450	7/1/2003	6/1/2033	836.35	78,650.00	78,650.00
5348776	74501417	WILLIAMS JR	816 NE 16TH STREET	OKLAHOMA CITY	OK	73105	NON OWNER	SFR	180	90.00	0.00	7.750	6/1/2003	5/1/2018	220.26	23,400.00	23,330.66
5348784	74501420	WEUNSKI	3373 MEADOW LARK LANE	SOPHIA	NC	27350	OWNER-OCC	SFR	360	80.00	100.00	9.050	6/1/2003	5/1/2033	620.72	76,800.00	76,716.65
5348842	74501487	GLADNEY	7235 NO NAME LANE	DURANT	FL	33530	OWNER-OCC	MANU/MOBIL	360	85.00	0.00	8.050	8/1/2003	7/1/2033	470	63,750.00	63,750.00
5348875	74501511	INGRAM	300 BARTLETT ROAD	PIKEVILLE	NC	27863	OWNER-OCC	MANU/MOBIL	360	85.00	0.00	8.300	6/1/2003	5/1/2033	532.51	70,550.00	70,505.46
5348933	74501574	TIPPERY SR	1835 W LEDWYNN DRIVE	SARASOTA	FL	34240	OWNER-OCC	SFR	360	85.00	0.00	8.990	6/1/2003	5/1/2033	1434.97	178,500.00	178,402.29
5348974	74501610	DILLON	13209 COMPANION CIRCLE S	JACKSONVILLE	FL	32224	OWNER-OCC	PUD	360	80.00	100.00	7.650	6/1/2003	5/1/2033	873.79	120,800.00	120,716.44
5348990	74501636	RICHARDS	2064 HANSEN PLACE	BALDWIN	NY	11510	OWNER-OCC	SFR	360	79.68	0.00	6.400	7/1/2003	6/1/2033	2458.46	322,700.00	322,700.00
5349006	74501644	GALLEGO	602 SE 30TH CT	CAPE CORAL	FL	33990	OWNER-OCC	SFR	360	80.00	100.00	7.800	6/1/2003	5/1/2033	973.27	135,200.00	135,105.53
5349030	74501677	LA PLANTE	3330 N FIRST #101-104	FRESNO	CA	93711	NON OWNER	2-4 UNITS	360	75.00	0.00	6.000	6/1/2003	5/1/2033	975.77	162,750.00	162,425.15
5349048	74501685	ROGHITO JR	1376 ELM AVENUE	VILLISCA	IA	50864	OWNER-OCC	SFR	360	75.00	0.00	9.550	7/1/2003	6/1/2033	294.53	34,875.00	34,857.55
5349063	74501701	IM	3929 1ST AVE #414	SEATTLE	WA	98121	OWNER-OCC	CONDO	360	80.00	0.00	6.250	6/1/2003	5/1/2033	1551.61	252,000.00	251,760.69
5349089	74501727	FEREBEE	31491 SANDHILL LANE	TEMECULA	CA	92591	OWNER-OCC	SFR	360	80.00	100.00	6.100	6/1/2003	5/1/2033	1885.66	311,200.00	310,590.60
5349105	74501743	ARMANY	40 MONTVALE STREET	ROSLINDALE	MA	2131	OWNER-OCC	2-4 UNITS	360	62.24	0.00	7.800	6/1/2003	5/1/2033	2159.62	300,000.00	299,790.19
5349113	74501750	THOMAS	306 EVELYN AVENUE	CLEARWATER	FL	33765	OWNER-OCC	SFR	360	57.55	0.00	7.200	6/1/2003	5/1/2033	543.04	80,000.00	79,873.54
5349139	74501776	SOSA	425 CHARMINGDALE ROAD	DIAMOND BAR	CA	91765	OWNER-OCC	SFR	360	80.00	95.00	6.375	6/1/2003	5/1/2033	1971.43	316,000.00	315,413.09
5349196	74501834	MARSZALEK	1509 N SUMTER AVE	GOLDEN VALLEY	MN	55427	OWNER-OCC	SFR	360	90.00	0.00	7.150	8/1/2003	7/1/2033	1233.97	182,700.00	182,700.00
5349212	74501859	CACERES	6041 CANTERBURY AVENUE	LOS ANGELES	CA	91331	OWNER-OCC	SFR	360	80.00	100.00	6.600	6/1/2003	5/1/2033	1328.42	208,000.00	207,630.15
5349238	74501875	WARNER	2023 MILDRED PLACE	ONTARIO	CA	91761	OWNER-OCC	SFR	180	78.17	0.00	5.875	6/1/2003	5/1/2018	1783.07	213,000.00	211,515.86
5349246	74501883	ANZALDO	311 CELIA STREET	POMONA	CA	91766	OWNER-OCC	SFR	360	80.00	100.00	6.900	6/1/2003	5/1/2033	1019.28	153,360.00	153,234.04
5349253	74501891	MURPHY	912 GRAYSON STREET	NORFOLK	VA	23523	OWNER-OCC	SFR	360	85.00	0.00	8.850	7/1/2003	6/1/2033	742.26	93,500.00	93,447.30
5349261	74501909	HANCOCK	7875 PORTOLA ROAD	RANCHO CUCAMONGA	CA	91730	OWNER-OCC	CONDO	360	80.00	100.00	5.700	6/1/2003	5/1/2033	904.96	155,920.00	155,590.54

LOAN NUMBER	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5345827	119,726.67	ARM	4.990	13.100	7.100	1.000	1.000	5/1/2005	PURCHASE	7.100	Stated	A	704	150,000.00	149,900	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5345856	249,488.97	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.875	Stated	AA	791	510,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5345905	154,771.50	ARM	5.750	13.550	7.550	1.000	1.000	5/1/2005	REFI-CASH OUT	7.550	Full	A-	568	485,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5345913	207,933.67	ARM	4.990	12.550	6.550	1.000	1.000	6/1/2005	PURCHASE	6.550	Stated	A	652	260,150.00	260,150	1	5/30/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5345962	224,582.10	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.375	Stated	AA	698	288,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5345970	52,477.69	ARM	8.990	17.400	11.400	1.000	1.000	6/1/2005	REFI-CASH OUT	11.400	Stated	B	525	70,000.00	0	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5345996	91,122.07	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.125	Stated	A	651	270,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346077	57,743.50	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	9.550	Full	A-	561	72,000.00	68,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346085	243,924.27	ARM	4.990	11.850	5.850	1.000	1.000	6/1/2005	PURCHASE	5.850	Full	A	720	305,218.00	305,218	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5346093	245,127.43	ARM	4.990	12.200	6.200	1.000	1.000	6/1/2005	PURCHASE	6.200	Stated	A	662	307,000.00	307,000	1	5/7/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5346119	121,828.95	ARM	5.990	13.800	7.800	1.000	1.000	5/1/2005	PURCHASE	7.800	Full	B	533	172,000.00	160,000	1	5/7/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5346127	103,649.52	ARM	5.990	15.550	9.550	1.000	1.000	6/1/2005	REFI-CASH OUT	9.550	Full	B	500	122,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5346135	79,847.78	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA	647	109,500.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346143	163,714.02	ARM	4.990	12.700	6.700	1.000	1.000	5/1/2005	PURCHASE	6.700	Full	A	660	225,000.00	205,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5346178	203,308.77	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.950	Stated	AA	657	240,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346218	101,457.56	ARM	4.990	13.800	7.800	1.000	1.000	5/1/2005	REFI-CASH OUT	7.800	Full	A-	595	127,000.00	0	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346226	214,803.74	ARM	4.990	12.450	6.450	1.000	1.000	6/1/2005	REFI-CASH OUT	6.450	Full	A	636	310,000.00	0	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5346267	220,625.78	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005	REFI-CASH OUT	6.850	Stated	A	636	260,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346275	202,293.54	ARM	4.250	11.875	5.875	1.000	1.000	6/1/2005	PURCHASE	5.875	Stated	AA	656	275,000.00	270,000	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5346291	31,992.25	ARM	8.750	18.750	12.750	1.000	1.000	6/1/2005	PURCHASE	12.750	Full	C	510	40,000.00	40,000	1	5/22/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5346317	131,785.09	ARM	4.990	13.050	7.050	1.000	1.000	5/1/2005	PURCHASE	7.050	Stated	A	652	165,000.00	165,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346358	149,803.74	ARM	5.750	15.450	9.450	1.000	1.000	5/1/2005	REFI-CASH OUT	9.450	Full	A-	494	240,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346374	297,265.60	ARM	4.990	13.200	7.200	1.000	1.000	6/1/2005	PURCHASE	7.200	Full	A	674	350,000.00	350,000	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5346382	319,750.38	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.250	Limited	A	684	580,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5346424	108,726.16	ARM	5.990	17.250	11.250	1.000	1.000	5/1/2005	REFI-CASH OUT	11.250	Full	B	494	136,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346432	53,356.00	ARM	8.750	16.300	10.300	1.000	1.000	5/1/2005	PURCHASE	10.300	Full	C	560	63,000.00	63,000	1	4/16/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346440	312,994.60	ARM	4.250	13.100	7.100	1.000	1.000	5/1/2005	REFI-CASH OUT	7.100	Stated	AA	690	330,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346465	135,447.34	ARM	4.990	11.350	5.350	1.000	1.000	6/1/2005	PURCHASE	5.350	Full	A	624	170,000.00	169,500	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5346481	55,956.75	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.300	Full	B	646	110,000.00	0	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5346499	172,137.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Full	AA	657	231,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346564	195,838.54	ARM	4.990	12.975	6.975	1.000	1.000	6/1/2005	PURCHASE	6.975	Stated	A	708	245,000.00	245,000	1	5/14/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5346580	250,637.56	ARM	4.560	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600	Stated	A	692	314,000.00	313,855	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346606	79,865.18	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.875	Stated	AA	677	105,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346614	215,250.84	ARM	4.250	13.950	7.950	1.000	1.000	5/1/2005	REFI-CASH OUT	7.950	Full	AA	668	227,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346663	151,717.19	ARM	5.750	14.550	8.550	1.000	1.000	5/1/2005	PURCHASE	8.550	Full	A-	554	190,000.00	189,900	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346697	168,465.64	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.875	Stated	AA	755	225,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346713	191,645.10	ARM	4.990	12.400	6.400	1.000	1.000	5/1/2005	PURCHASE	6.400	Stated	A	724	263,000.00	262,000	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346747	311,346.84	ARM	4.990	11.750	5.750	1.000	1.000	5/1/2005	PURCHASE	5.750	Stated	A	667	420,000.00	390,000	1	4/22/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5346788	173,089.30	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.450	Stated	AA	687	182,500.00	182,500	1	4/11/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346796	149,759.38	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.125	Stated	A	713	220,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346813	253,370.68	ARM	4.250	12.900	6.900	1.000	1.000	5/1/2005	REFI-CASH OUT	6.900	Stated	AA	641	282,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346887	65,583.88	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.850	Stated	A-	574	88,000.00	0	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5346952	156,870.58	ARM	8.250	16.350	10.350	1.000	1.000	5/1/2005	REFI-CASH OUT	10.350	Full	B-	511	185,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5346960	255,622.83	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005	REFI-CASH OUT	7.550	Full	A-	604	320,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5347018	318,114.94	ARM	4.990	12.550	6.550	1.000	1.000	6/1/2005	PURCHASE	6.550	Stated	A	649	398,000.00	398,000	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5347026	175,251.46	ARM	4.990	13.750	7.750	1.000	1.000	5/1/2005	REFI-CASH OUT	7.750	Full	A	607	195,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5347042	227,628.76	ARM	5.750	13.050	7.050	1.000	1.000	5/1/2005	PURCHASE	7.050	Stated	A-	649	285,000.00	285,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5347133	138,198.01	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.600	Full	A	638	173,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5347141	149,714.60	ARM	4.250	12.250	6.250	1.000	1.000	5/1/2005	REFI-CASH OUT	6.250	Stated	AA	621	350,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5347182	197,719.60	ARM	4.990	13.750	7.750	1.000	1.000	5/1/2005	REFI-CASH OUT	7.750	Full	A-	552	220,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5347224	41,800.66	ARM	4.990	14.650	8.650	1.000	1.000	5/1/2005	REFI-CASH OUT	8.650	Full	A-	593	46,500.00	0	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5347232	215,712.10	ARM	4.990	14.050	8.050	1.000	1.000	5/1/2005	REFI-CASH OUT	8.050	Full	A-	598	298,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5347240	119,867.03	ARM	5.750	14.950	8.950	1.000	1.000	5/1/2005	REFI-CASH OUT	8.950	Full	A-	518	164,000.00	0	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5347265	211,684.34	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.500	Full	A	642	265,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5347315	226,914.16	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600	Full	A	671	315,000.00	284,200	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5347331	111,266.37	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.600	Full	A	700	140,000.00	0	1	5/5/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5347349	303,459.46	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600	Stated	A	771	380,000.00	380,000	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5347356	111,844.75	ARM	4.990	13.950	7.950	1.000	1.000	6/1/2005	PURCHASE	7.950	Full	A-	617	142,200.00	139,900	1	5/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5347398	131,787.19	ARM	4.990	13.100	7.100	1.000	1.000	5/1/2005	PURCHASE	7.100	Full	A	626	165,000.00	165,000	1	4/22/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5347427	93,017.19	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.300	Full	A-	571	110,000.00	0	1	4/26/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5347435	262,534.84	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.625	Stated	AA	640	382,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5347539	104,138.15	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.450	Stated	AA	681	114,000.00	109,785	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5347547	183,889.67	ARM	6.250	14.550	8.550	1.000	1.000	6/1/2005	REFI-CASH OUT	8.550	Full	B-	581	225,000.00	0	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5347570	110,971.59	ARM	6.750	18.500	12.500	1.000	1.000	6/1/2005	REFI-NO CASHOUT	12.500	Full	C	536	148,000.00	0	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5347638	182,436.00	ARM	5.750	13.650	7.650	1.000	1.000	5/1/2005	REFI-CASH OUT	7.650	Full	A-	573	203,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5347653	189,507.08	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Stated	A	755	390,000.00	0	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5347695	149,641.81	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Full	AA	654	188,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5347703	60,304.35	ARM	5.990	16.750	10.750	1.000	1.000	5/1/2005	PURCHASE	10.750	Full	B	563	71,000.00	71,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5347729	177,700.04	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.875	Full	AA	641	240,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5347760	67,949.11	ARM	5.990	16.800	10.800	1.000	1.000	5/1/2005	REFI-CASH OUT	10.800	Full	B	478	80,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5347778	49,432.68	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.950	Full	A	642	56,000.00	55,000	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5347794	58,582.90	ARM	4.990	14.800	8.800	1.000	1.000	5/1/2005	PURCHASE	8.800	Full	A-	583	69,000.00	69,100	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5347802	34,824.10	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.600	Stated	A	658	63,000.00	0	1	4/30/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5347828	63,846.18	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.750	Full	A	689	80,000.00	79,900	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5347844	38,233.79	ARM	6.250	16.200	10.200	1.000	1.000	6/1/2005	REFI-CASH OUT	10.200	Full	B-	598	45,000.00	0	1	5/2/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5347877	51,771.65	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.900	Full	A	609	65,000.00	65,000	1	4/22/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5347901	78,317.00	ARM	5.750	14.800	8.800	1.000	1.000	7/1/2005	PURCHASE	8.800	Full	A-	543	92,500.00	92,138	1	6/6/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5347935	135,150.00	ARM	5.990	13.675	7.675	1.000	1.000	7/1/2005	PURCHASE	7.675	Limited	B	618	162,000.00	159,000	1	6/3/2003	360	8/1/2003	Group I	6 MO LIBOR	6	N
5347943	141,446.32	ARM	5.750	15.050	9.050	1.000	1.000	5/1/2005	REFI-CASH OUT	9.050	Stated	A-	509	177,000.00	0	1	5/12/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5347950	52,166.38	ARM	6.750	17.250	11.250	1.000	1.000	6/1/2005	REFI-NO CASHOUT	11.250	Full	D	522	83,000.00	0	1	5/28/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5347976	70,314.39	ARM	5.750	14.500	8.500	1.000	1.000	5/1/2005	REFI-NO CASHOUT	8.500	Stated	A-	574	88,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5348016	196,659.82	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.750	Full	AA	678	250,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5348032	171,743.38	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.490	Stated	A-	587	235,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5348115	68,634.66	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.100	Stated	AA	672	110,000.00	61,000	1	5/22/2003	179	7/1/2003	Group I	6 MO LIBOR	6	N
5348149	326,042.08	ARM	5.750	15.000	9.000	1.000	1.000	5/1/2005	PURCHASE	9.000	Stated	A-	562	385,000.00	384,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5348156	209,678.77	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.460	Stated	A	650	330,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5348164	267,339.22	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.350	Full	AA	704	315,000.00	0	1	4/28/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5348214	114,813.05	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	10.800	Full	B	522	150,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5348230	111,739.57	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.900	Full	A	772	143,500.00	139,900	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5348248	33,940.68	ARM	4.960	13.550	7.550	1.000	1.000	5/1/2005	REFI-CASH OUT	2.550	Full	A	652	40,000.00	0	1	4/30/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5348305	82,423.65	ARM	5.990	17.500	11.500	1.000	1.000	6/1/2005	PURCHASE	11.500	Full	B	484	97,000.00	97,000	1	5/9/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5348313	73,905.65	ARM	5.990	14.550	8.550	1.000	1.000	6/1/2005	REFI-CASH OUT	8.550	Full	B	505	87,000.00	0	1	5/22/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5348371	30,385.97	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	9.800	Full	A-	571	42,000.00	38,000	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5348394	350,917.75	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.100	Stated	A	702	439,000.00	439,000	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5348420	165,992.38	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.300	Stated	AA	728	175,500.00	175,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5348446	47,573.22	ARM	8.750	18.100	12.100	1.000	1.000	5/1/2005	PURCHASE	12.100	Full	B-	503	62,500.00	59,500	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5348461	249,131.16	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.875	Stated	AA	687	327,000.00	0	1	5/20/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5348495	176,109.96	ARM	4.990	13.000	7.000	1.000	1.000	5/1/2005	PURCHASE	7.000	Full	A-	595	213,000.00	196,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5348503	42,368.53	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.500	Full	AA	734	53,000.00	0	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5348511	84,738.93	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.650	Full	AA	807	96,000.00	0	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5348552	320,948.31	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600	Full	A	763	402,000.00	401,900	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5348586	53,261.40	ARM	6.750	17.500	11.500	1.000	1.000	5/1/2005	REFI-CASH OUT	11.500	Stated	C	515	82,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5348651	242,248.97	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.400	Full	AA	713	269,500.00	269,500	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5348701	157,304.52	ARM	6.750	14.400	8.400	1.000	1.000	5/1/2005	REFI-CASH OUT	8.400	Stated	B	543	225,000.00	0	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5348727	89,908.26	ARM	5.750	15.350	9.350	1.000	1.000	5/1/2005	REFI-CASH OUT	9.350	Full	A-	558	100,000.00	0	1	5/7/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5348743	51,411.73	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.625	Stated	AA	773	69,000.00	0	1	4/23/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5348750	78,629.64	ARM	6.750	18.450	12.450	1.000	1.000	6/1/2005	REFI-NO CASHOUT	12.450	Full	D	515	121,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5348776	23,261.28	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.750	Full	AA	645	48,000.00	26,000	1	4/30/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5348784	76,716.65	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	9.050	Stated	A	718	128,000.00	96,000	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5348842	63,750.00	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.050	Full	B	607	75,000.00	0	1	6/26/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5348875	70,460.61	ARM	5.750	14.300	8.300	1.000	1.000	5/1/2005	PURCHASE	8.300	Full	A-	572	85,000.00	83,000	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5348933	178,303.85	ARM	5.990	14.990	8.990	1.000	1.000	5/1/2005	REFI-CASH OUT	8.990	Full	B	519	210,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5348974	120,632.34	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.850	Stated	A	686	166,000.00	151,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5348990	322,500.44	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.400	Full	A	615	405,000.00	405,000	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5349006	135,010.45	ARM	4.990	13.800	7.800	1.000	1.000	5/1/2005	PURCHASE	7.800	Stated	A	696	169,000.00	169,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5349030	162,425.15	ARM	4.250	12.000	6.000	1.000	1.000	5/1/2005	REFI-CASH OUT	6.000	Full	AA	706	217,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5349048	34,857.55	ARM	5.990	15.550	9.550	1.000	1.000	6/1/2005	REFI-CASH OUT	9.550	Limited	B	590	46,500.00	0	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5349063	251,520.53	ARM	4.990	12.250	6.250	1.000	1.000	5/1/2005	PURCHASE	6.250	Full	A	632	325,000.00	280,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5349089	310,590.60	ARM	4.990	12.100	6.100	1.000	1.000	5/1/2005	PURCHASE	6.100	Stated	A	768	390,000.00	389,000	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5349105	299,579.21	ARM	5.990	13.800	7.800	1.000	1.000	5/1/2005	REFI-CASH OUT	7.800	Stated	B	610	482,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5349113	79,873.54	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.200	Full	A	681	139,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5349139	315,413.09	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.375	Stated	AA	659	395,000.00	395,000	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5349196	182,700.00	ARM	4.250	13.150	7.150	1.000	1.000	7/1/2005	REFI-CASH OUT	7.150	Stated	AA	689	203,000.00	0	1	6/10/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5349212	207,630.15	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.600	Full	A	657	260,000.00	260,000	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5349238	211,515.86	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.875	Stated	AA	685	272,500.00	0	1	4/30/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5349246	153,107.35	ARM	4.990	12.900	6.900	1.000	1.000	5/1/2005	PURCHASE	6.900	Stated	A	674	192,000.00	191,700	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5349253	93,447.30	ARM	5.990	14.850	8.850	1.000	1.000	6/1/2005	REFI-NO CASHOUT	8.850	Full	B	520	110,000.00	0	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5349261	155,590.54	ARM	4.990	11.700	5.700	1.000	1.000	5/1/2005	PURCHASE	5.700	Full	A	701	194,900.00	194,900	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage

Specialty Home Loans

Washington Mutual

7.384 WA Rate | 352.83 WA Rterm | 19,145 Loan Count | $1,331,132,618.12 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY P&I	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE
5349295	74501033	PEREZ	8120 EAST WALTON STREET	LONG BEACH	CA	90810	OWNER-OCC	SFR	360	90.00	0.00	6.950	6/1/2003	5/1/2033	2114.83	319,500.00	318,735.51	318,963.48	ARM
5349345	74501082	JACKSON	801 603 E 109TH PLACE	LOS ANGELES	CA	90059	OWNER-OCC	2-4 UNITS	360	80.00	0.00	9.950	6/1/2003	5/1/2033	1538.03	176,000.00	175,821.32	175,641.65	ARM
5349386	74502022	DELA CRUZ	24210 SEAGROVE AVENUE	CARSON	CA	90745	OWNER-OCC	SFR	360	90.00	0.00	6.400	6/1/2003	5/1/2033	1460.56	238,700.00	238,481.82	238,262.48	ARM
5349451	74502158	TAYLOR	422 SHAWNEE AVENUE	MEMPHIS	TN	38106	NON OWNER	SFR	360	80.00	0.00	8.875	6/1/2003	5/1/2033	282.76	40,000.00	39,966.13	39,932.32	FXD
5349469	74502204	CARLSON	138 E ROUTE 53	GLEN ELLYN	IL	60137	OWNER-OCC	SFR	360	56.34	0.00	5.500	7/1/2003	6/1/2033	1135.56	200,000.00	200,000.00	199,781.06	ARM
5349485	74502220	OQUNSI	12904 S ABERDEEN ST	CALUMET PARK	IL	60827	OWNER-OCC	SFR	360	80.00	100.00	6.450	6/1/2003	5/1/2033	583.52	92,800.00	92,830.10	92,630.10	ARM
5349550	74502285	ESCOBEDO	659 POLITICAL ROAD	LOCKHART	TX	78644	OWNER-OCC	MANU/MOBL	360	85.00	99.99	8.550	7/1/2003	6/1/2033	947.28	122,831.00	122,557.47	122,557.47	ARM
5349626	74502360	ISLEY	101 CORNWALLIS DRIVE	MEBANE	NC	27302	OWNER-OCC	SFR	360	82.89	0.00	7.550	6/1/2003	5/1/2033	1468.53	209,000.00	208,846.43	208,691.68	FXD
5349667	74502394	KISH	2753 PALM TERRACE	DELAND	FL	32720	OWNER-OCC	SFR	360	95.00	0.00	7.950	7/1/2003	6/1/2033	1144.72	156,750.00	156,750.00	156,643.75	FXD
5349683	74502410	AGUILAR	707 PECAN LANE	MARBLE FALLS	TX	78654	OWNER-OCC	SFR	360	80.00	100.00	9.450	6/1/2003	5/1/2033	388.47	46,400.00	46,353.66	46,353.68	ARM
5349708	74502436	NUNEZ	408 GHORMLEY AVENUE	OAKLAND	CA	94603	OWNER-OCC	SFR	360	80.00	0.00	6.250	6/1/2003	5/1/2033	1428.47	232,000.00	231,779.86	231,558.58	FXD
5349733	74502469	CERVANTES	1711 ROCKBRIDGE TERRACE	AUSTIN	TX	78741	OWNER-OCC	SFR	360	68.67	0.00	9.800	6/1/2003	5/1/2033	690.27	80,000.00	79,953.35	79,918.01	FXD
5349768	74502493	MCGRAW	75 CR 4325	PITTSBURG	TX	75686	OWNER-OCC	SFR	360	80.00	100.00	9.100	6/1/2003	5/1/2033	974.2	120,000.00	119,871.11	119,871.11	FXD
5349790	74502527	BROWN	229 CHURCH STREET	RAYVILLE	LA	71269	OWNER-OCC	SFR	360	79.92	0.00	11.900	7/1/2003	6/1/2033	418.58	41,000.00	41,000.00	40,989.00	ARM
5349808	74502535	HUGHES	2828 2ND STREET	BELLVUE	CO	80512	OWNER-OCC	SFR	360	85.00	0.00	11.800	6/1/2003	5/1/2033	1636.38	161,500.00	161,402.91	161,402.91	ARM
5349832	74502568	GREEN	512 W GUNNISON AVENUE	WOODLAND PARK	CO	80863	OWNER-OCC	SFR	360	80.00	0.00	7.800	6/1/2003	5/1/2033	1140.36	158,400.00	158,289.32	158,177.92	ARM
5349857	74502584	WITT	303 WEST 7TH STREET	WAITSBURG	WA	99361	OWNER-OCC	SFR	360	48.15	0.00	10.800	7/1/2003	6/1/2033	338.43	36,108.64	36,108.64	36,095.16	ARM
5349956	74502683	MENDOZA	4313 BELLE DRIVE	ANTIOCH	CA	94509	OWNER-OCC	SFR	360	80.00	100.00	6.850	6/1/2003	5/1/2033	1473.03	224,800.00	224,610.20	224,418.32	ARM
5349973	74502708	HERNANDEZ-BERNAL	2638 MAINE AVE	RICHMOND	CA	94804	OWNER-OCC	SFR	360	80.00	100.00	6.950	6/1/2003	5/1/2033	1599.27	241,600.00	241,400.00	241,198.84	ARM
5350004	74502733	CODONI	1303 GOLD WAY	ROHNERT PARK	CA	94928	OWNER-OCC	CONDO	360	71.43	0.00	8.100	6/1/2003	5/1/2033	1296.31	175,000.00	174,858.25	174,740.22	ARM
5350012	74502741	CHAVEZ JR	15517 MESA STREET	HESPERIA	CA	92345	OWNER-OCC	SFR	360	80.00	100.00	6.850	6/1/2003	5/1/2033	785.79	119,920.00	119,718.93	119,716.93	ARM
5350053	74502782	GOMEZ	1615 36TH AVENUE	OAKLAND	CA	94601	OWNER-OCC	SFR	360	95.00	0.00	6.850	6/1/2003	5/1/2033	1911.07	291,650.00	291,156.13	291,158.13	ARM
5350061	74502790	MCVEY	2911 W PARKWAY DR	ALGONAC	MI	48001	OWNER-OCC	SFR	360	85.00	0.00	9.100	6/1/2003	5/1/2033	1193.6	147,050.00	146,892.06	146,892.06	ARM
5350087	74502816	FIELDS	114 UNDERWOOD DRIVE	PALATKA	FL	32177	OWNER-OCC	SFR	360	85.00	0.00	9.850	7/1/2003	6/1/2033	997.7	114,750.00	114,750.00	114,694.03	ARM
5350095	74502824	MAXON	961 SIMPSON STREET NW	ATLANTA	GA	30318	OWNER-OCC	2-4 UNITS	360	80.00	100.00	7.650	6/1/2003	5/1/2033	1637.56	230,800.00	230,633.78	230,466.52	ARM
5350129	74502857	MORRIS	600 LAURIE LEE	MILAN	NM	87021	OWNER-OCC	MANU/MOBL	360	85.00	100.00	8.550	7/1/2003	6/1/2033	636.9	82,450.00	82,400.56	82,400.56	ARM
5350137	74502865	WILES	303 REDINGS MILL RD	JOPLIN	MO	64804	NON OWNER	SFR	360	75.76	0.00	9.950	6/1/2003	5/1/2033	436.94	50,000.00	49,977.64	49,955.10	ARM
5350145	74502873	KEITH	804 PARK AVE	GLENDIVE	MT	59330	OWNER-OCC	SFR	360	79.04	0.00	10.750	6/1/2003	5/1/2033	429.41	46,000.00	45,982.67	45,965.10	ARM
5350178	74502907	SANTANGELO	152 SKYVIEW DR	CROMWELL	CT	6416	OWNER-OCC	CONDO	360	85.00	0.00	6.500	8/1/2003	7/1/2033	838.13	132,600.00	132,600.00	132,600.00	FXD
5350186	74502915	BRITT	4105 E 100 S	MARION	IN	46953	OWNER-OCC	SFR	360	85.00	0.00	9.300	7/1/2003	6/1/2033	498.68	60,350.00	60,350.00	60,319.03	FXD
5350194	74502923	SAPLALA II	6140 LAKE WALDON DRIVE	CLARKSTON	MI	48348	OWNER-OCC	CONDO	360	88.60	0.00	6.125	7/1/2003	6/1/2033	1932.2	318,000.00	318,000.00	317,690.93	ARM
5350210	74502949	SANCHEZ	1441 S AMMONS STREET	LAKEWOOD	CO	80232	OWNER-OCC	SFR	360	90.00	0.00	6.750	6/1/2003	5/1/2033	1249.2	192,600.00	192,434.18	192,287.42	ARM
5350228	74502956	MICHAUX	5908 RED CEDAR DRIVE	BELLVUE	CO	80512	OWNER-OCC	SFR	360	80.00	100.00	5.625	6/1/2003	5/1/2033	1059.21	184,000.00	183,805.68	183,605.66	ARM
5350236	74502964	BOHANNON	17708 GROSS STREET	JONESTOWN	TX	78645	OWNER-OCC	MANU/MOBL	360	74.48	0.00	10.775	7/1/2003	6/1/2033	1010.2	108,000.00	108,000.00	107,959.55	ARM
5350269	74502998	FULLERTON	32989 WEATHERLY WAY	NORTH FORK	CA	93643	OWNER-OCC	SFR	360	75.00	0.00	8.600	7/1/2003	6/1/2033	1018.52	131,250.00	131,250.00	131,172.11	ARM
5350293	74503020	HILL	104 PEILA DR	MANCHESTER	CT	6040	OWNER-OCC	SFR	360	80.00	87.77	6.000	7/1/2003	6/1/2033	863.36	144,000.00	144,000.00	143,858.84	FXD
5350319	74503046	MEDRANO	212 TAFT WAY	VALLEJO	CA	94591	OWNER-OCC	SFR	360	80.00	100.00	7.400	6/1/2003	5/1/2033	1567.01	225,600.00	225,429.19	225,257.33	ARM
5350343	74503079	BAKER	14658 FIDDLENECK LANE	PRATHER	CA	93651	OWNER-OCC	SFR	360	85.00	0.00	10.750	6/1/2003	5/1/2033	1745.62	187,000.00	186,929.59	186,858.65	ARM
5350350	74503087	BROWN	35670 HUMMINGBIRD LANE	SQUAW VALLEY	CA	93675	OWNER-OCC	MANU/MOBL	360	74.07	0.00	8.350	6/1/2003	5/1/2033	758.31	100,000.00	99,937.52	99,874.61	ARM
5350376	74503103	SERRATOS	756 WESTPARK	AMERICAN CANYON	CA	94503	OWNER-OCC	PUD	360	80.00	100.00	6.700	6/1/2003	5/1/2033	1778.81	290,400.00	290,111.78	289,832.09	ARM
5350392	74503139	CASTILLO	5433 KEY BEND	GARLAND	TX	75043	OWNER-OCC	SFR	360	80.00	100.00	7.550	7/1/2003	6/1/2033	622.8	88,608.00	88,608.00	88,542.89	ARM
5350400	74503137	PATTERSON	5955 EAST GRANT AVENUE	FRESNO	CA	93727	OWNER-OCC	SFR	360	85.00	0.00	8.300	6/1/2003	5/1/2033	1000.85	132,600.00	132,432.97	132,432.02	ARM
5350418	74503145	LEE	425 W CARLTON WAY	TRACY	CA	95376	OWNER-OCC	SFR	360	80.00	80.00	6.550	6/1/2003	5/1/2033	1499.45	236,000.00	235,788.72	235,578.28	FXD
5350434	74503160	VANDERVILLE	280 W TENAYA AVENUE	FRESNO	CA	93704	OWNER-OCC	SFR	360	90.00	0.00	8.850	7/1/2003	6/1/2033	1571.83	198,000.00	198,000.00	197,888.42	ARM
5350442	74503178	ECHEVARRIA	1308 SANTA FE AVENUE	MODESTO	CA	95351	OWNER-OCC	SFR	360	80.00	100.00	7.990	6/1/2003	5/1/2033	932.47	127,200.00	127,089.47	127,003.70	ARM
5350475	74503202	NEUMANN	212 E WAKEFIELD BLVD	WINDSTED	CT	6098	OWNER-OCC	SFR	360	69.64	0.00	7.150	7/1/2003	6/1/2033	1317.04	195,000.00	194,844.83	194,844.83	ARM
5350483	74503210	BELL	7933 129 COUNTRYSIDE DRIVE	NIWOT	CO	80305	OWNER-OCC	CONDO	360	67.57	0.00	7.650	6/1/2003	5/1/2033	889.9	125,000.00	124,909.98	124,819.38	ARM
5350517	74503244	COSTA	2313, 2315 & 2317 NORTH GLENN AVE	FRESNO	CA	93704	NON OWNER	2-4 UNITS	360	90.00	0.00	7.850	6/1/2003	5/1/2033	976.51	135,000.00	134,904.26	134,804.26	ARM
5350525	74503251	MCCREE	12691 HICKMAN PLACE	DENVER	CO	80239	NON OWNER	SFR	360	74.60	0.00	11.600	6/1/2003	5/1/2033	1384.63	138,750.00	138,705.62	138,661.81	ARM
5350533	74503269	FLORES	3124 ATHOL STREET	BALDWIN PARK	CA	91706	OWNER-OCC	SFR	360	80.00	0.00	6.500	6/1/2003	5/1/2033	960.75	152,000.00	151,724.42	151,724.42	FXD
5350566	74503293	SILVEIRA	1270 5TH STREET	TURLOCK	CA	95380	OWNER-OCC	SFR	360	80.00	100.00	6.450	6/1/2003	5/1/2033	1068.42	169,600.00	169,445.16	169,289.53	ARM
5350582	74503318	OTTO	142 VALLEY ROAD	OAK VIEW	CA	93022	OWNER-OCC	SFR	360	65.78	0.00	6.500	6/1/2003	5/1/2033	1340.82	212,100.00	211,908.26	211,715.48	FXD
5350616	74503343	MANN	324 W 2ND AVE	COLUMBUS	OH	43201	OWNER-OCC	SFR	360	77.20	0.00	5.875	6/1/2003	5/1/2033	1141.67	193,000.00	192,803.23	192,605.49	FXD
5350640	74503378	DETWILER	821 E 5TH	PRATT	KS	67124	OWNER-OCC	SFR	360	90.00	0.00	10.100	6/1/2003	5/1/2033	663.04	75,600.00	75,567.26	75,534.24	ARM
5350707	74503434	GATES	2452 INMAN AVENUE	STOCKTON	CA	95204	OWNER-OCC	SFR	360	75.00	0.00	9.550	6/1/2003	5/1/2033	1330.1	157,500.00	157,423.34	157,348.07	ARM
5350715	74503442	GONZALEZ	73 DE FER CIRCLE	SACRAMENTO	CA	95823	OWNER-OCC	SFR	360	85.00	0.00	8.800	7/1/2003	6/1/2033	1309.88	165,750.00	165,655.62	165,655.62	ARM
5350731	74503467	GIRON	317 SW 122ND STREET	SEATTLE	WA	98146	OWNER-OCC	SFR	360	80.00	100.00	6.800	6/1/2003	5/1/2033	933.56	143,200.00	143,077.91	142,955.12	ARM
5350772	74503509	MILLER, JR	7703 N DEBRA AVENUE	FRESNO	CA	93722	OWNER-OCC	SFR	360	64.62	0.00	6.800	6/1/2003	5/1/2033	1095.23	168,000.00	167,820.77	167,682.56	ARM
5350780	74503517	MCDONALD	4548 SHANNONDALE DRIVE	ANTIOCH	CA	94531	OWNER-OCC	SFR	360	85.00	0.00	7.100	6/1/2003	5/1/2033	2027.86	301,750.00	301,507.49	301,263.55	ARM
5350798	74503525	BAXTER	2873 BEAR VALLEY ROAD	HORNITOS	CA	95325	OWNER-OCC	SFR	360	75.00	0.00	8.100	7/1/2003	6/1/2033	500.01	67,500.00	67,500.00	67,455.82	ARM
5350814	74503541	RAYNOR	2233 JEWEL STREET	LONGMONT	CO	80501	OWNER-OCC	SFR	360	85.00	0.00	7.050	6/1/2003	5/1/2033	1472.07	220,150.00	219,958.21	219,778.48	ARM
5350822	74503558	PIERCE	66475 E 48TH AVENUE	BYERS	CO	80103	2ND HOME	SFR	360	54.17	0.00	7.350	6/1/2003	5/1/2033	1522.63	221,000.00	220,831.00	220,660.56	FXD
5350848	74503574	HOPE	717 JAMESTOWN DRIVE	GARLAND	TX	75043	OWNER-OCC	SFR	360	70.00	0.00	12.500	6/1/2003	5/1/2033	732.14	68,600.00	68,582.44	68,564.70	ARM
5350855	74503582	DAWSON	3048 SELETHA LANE	LORIS	SC	29569	2ND HOME	MANU/MOBL	360	75.00	100.00	8.000	7/1/2003	6/1/2033	522.81	71,250.00	71,250.00	71,202.19	FXD
5350863	74503590	COTA	6107 HOLWAY STREET	OAKLAND	CA	94621	OWNER-OCC	SFR	360	80.00	100.00	6.200	6/1/2003	5/1/2033	1465.03	239,200.00	238,740.49	238,740.49	ARM
5350889	74503616	LYONS	335 NE FLATWOOD ROAD	NEW SALISBURY	IN	47161	OWNER-OCC	SFR	360	84.62	0.00	8.300	7/1/2003	6/1/2033	581.19	77,000.00	76,932.56	76,932.56	ARM
5350913	74503640	BADIOLA	126 & 128 MEDFORD AVENUE	HAYWARD	CA	94541	OWNER-OCC	2-4 UNITS	360	80.00	100.00	7.550	7/1/2003	6/1/2033	2242.84	319,200.00	318,965.48	318,965.48	ARM
5350954	74503681	GONZALEZ	3112 60TH AVE	OAKLAND	CA	94605	OWNER-OCC	SFR	360	44.52	0.00	11.500	8/1/2003	7/1/2033	1366.61	138,000.00	138,000.00	138,000.00	ARM
5350962	74503699	CASTELLANOS	2218 83TH AVENUE	OAKLAND	CA	94605	OWNER-OCC	2-4 UNITS	360	90.00	0.00	6.950	6/1/2003	5/1/2033	2085.14	315,000.00	314,739.24	314,478.98	ARM
5350996	74503715	BONSU	2805 W PARK PLACE	OKLAHOMA CITY	OK	73107	NON OWNER	SFR	360	70.00	0.00	10.850	6/1/2003	5/1/2033	263.49	28,000.00	27,905.81	27,905.81	ARM
5351028	74503756	VOLLMAR	10008 JEFFERS RD	GRAND RAPIDS	OH	43522	OWNER-OCC	SFR	360	80.00	0.00	6.600	7/1/2003	6/1/2033	572.24	89,600.00	89,420.56	89,420.56	FXD
5351044	74503772	PACHECO	2623 COPA DEL ORO DRIVE	UNION CITY	CA	94587	OWNER-OCC	CONDO	360	80.00	100.00	5.700	6/1/2003	5/1/2033	1158.16	199,200.00	198,990.04	198,779.08	ARM
5351069	74503798	BONSU	741 NE 81ST STREET	OKLAHOMA CITY	OK	73114	NON OWNER	SFR	360	70.00	0.00	10.850	6/1/2003	5/1/2033	329.36	35,000.00	34,932.82	34,932.82	ARM
5351101	74503830	BAIDY	4481 DULUTH WAY	DENVER	CO	80239	OWNER-OCC	SFR	360	85.00	0.00	10.300	6/1/2003	5/1/2033	1369.08	152,150.00	152,086.36	152,022.69	ARM
5351119	74503848	DOKES	4488 CLAYTON ROAD #12	CONCORD	CA	94521	OWNER-OCC	CONDO	360	80.00	100.00	7.100	6/1/2003	5/1/2033	994.61	148,000.00	147,881.06	147,761.41	ARM
5351135	74503863	FROUDE	7901 BERGAMO WAY	SACRAMENTO	CA	95833	OWNER-OCC	SFR	360	89.66	0.00	6.250	6/1/2003	5/1/2033	1600.87	260,000.00	259,753.30	259,503.31	ARM
5351168	74503897	SMITH JR	230 E CRONQUIST ROAD	ALLYN	WA	98524	OWNER-OCC	MANU/MOBL	360	85.00	0.00	8.850	6/1/2003	5/1/2033	809.74	102,000.00	101,942.51	101,884.60	ARM
5351192	74503921	MISKOWIC	26747 FREMONT DRIVE	ZIMMERMAN	MN	55398	OWNER-OCC	SFR	360	90.00	0.00	6.650	7/1/2003	6/1/2033	1380.87	215,100.00	215,100.00	214,911.14	ARM
5351200	74503939	WOFFORD	3035 36TH AVENUE NE	OLYMPIA	WA	98506	OWNER-OCC	SFR	360	90.00	0.00	6.900	6/1/2003	5/1/2033	1511.49	229,500.00	229,308.14	229,115.17	ARM
5351218	74503947	THORNTON	249 ALPINE STREET #47	PASADENA	CA	91106	NON OWNER	CONDO	180	68.68	0.00	5.500	7/1/2003	6/1/2018	1021.36	125,000.00	125,000.00	124,551.56	FXD
5351226	74503954	ARMANTROUT	1243 WISTERIA DRIVE SE	OLYMPIA	WA	98513	OWNER-OCC	PUD	360	80.00	100.00	7.300	6/1/2003	5/1/2033	795.27	116,000.00	115,910.40	115,820.25	ARM
5351259	74503988	HOSKINS	8715 SW CRATER LOOP ROAD	TERREBONNE	OR	97760	OWNER-OCC	MANU/MOBL	360	90.00	0.00	8.650	7/1/2003	6/1/2033	701.62	90,000.00	90,000.00	89,947.13	ARM
5351267	74503996	BAKER	16181 WASHOUGAL RIVER RD	WASHOUGAL	WA	98671	OWNER-OCC	SFR	360	42.78	0.00	11.050	6/1/2003	5/1/2033	736.2	77,000.00	76,945.43	76,945.43	FXD
5351309	74504036	HEIDRICH	6824 N ASTOR STREET	PORTLAND	OR	97203	OWNER-OCC	SFR	360	61.60	0.00	7.800	8/1/2003	7/1/2033	554.31	77,000.00	77,000.00	77,000.00	FXD
5351317	74504044	RESTAD	3020 SW 118TH PL	SEATTLE	WA	98146	OWNER-OCC	SFR	360	74.52	0.00	5.750	6/1/2003	5/1/2033	1587.32	272,000.00	271,716.01	271,430.65	ARM
5351325	74504051	CHERRIER	14040 SE 8TH ST	BELLEVUE	WA	98007	OWNER-OCC	2-4 UNITS	360	80.00	0.00	6.600	6/1/2003	5/1/2033	1302.87	204,000.00	203,819.13	203,637.27	ARM
5351341	74504077	GRAHAM	11533 24TH AVENUE NORTHEAST	SEATTLE	WA	98125	OWNER-OCC	SFR	360	59.70	0.00	6.500	7/1/2003	6/1/2033	1264.14	200,000.00	200,000.00	199,819.19	FXD
5351358	74504085	VILLEGAS	2731 S 368TH PLACE	FEDERAL WAY	WA	98003	OWNER-OCC	SFR	360	80.00	100.00	7.300	6/1/2003	5/1/2033	1214.84	177,200.00	177,063.13	176,925.42	ARM
5351382	74504119	WILLIAMSON	21814 121ST PL SE	KENT	WA	98031	OWNER-OCC	SFR	360	80.00	100.00	7.100	6/1/2003	5/1/2033	1206.97	179,600.00	179,455.66	179,310.47	ARM
5351408	74504135	DELONG	16808 154TH ST KPN	GIG HARBOR	WA	98329	OWNER-OCC	MANU/MOBL	360	80.00	0.00	8.950	6/1/2003	5/1/2033	903.58	112,800.00	112,737.74	112,675.02	ARM
5351416	74504143	STUTH	31 MIDDLE EARTH LN	ELMA	WA	98541	OWNER-OCC	SFR	360	74.88	0.00	7.850	6/1/2003	5/1/2033	1164.57	161,000.00	160,888.64	160,776.55	FXD
5351424	74504150	KRAMER	3089 GATEWAY DRIVE	CAMERON PARK	CA	95682	OWNER-OCC	SFR	360	63.28	0.00	6.550	7/1/2003	6/1/2033	1226.25	193,000.00	192,827.21	192,827.21	FXD
5351440	74504176	GONZALEZ	4050 E G ST	TACOMA	WA	98404	OWNER-OCC	SFR	360	80.00	100.00	7.850	6/1/2003	5/1/2033	879.58	121,600.00	121,515.89	121,431.23	ARM
5351481	74504218	PATERSON-SANDIE	16395 SW LOWER MIDHILL DRIVE	WEST LINN	OR	97068	OWNER-OCC	SFR	360	80.00	100.00	6.600	6/1/2003	5/1/2033	973.07	152,360.00	152,197.01	152,061.03	ARM
5351507	74504234	CHO	6423 37TH AVE SE	LACEY	WA	98513	OWNER-OCC	PUD	360	80.00	100.00	6.600	6/1/2003	5/1/2033	781.47	122,360.00	122,142.42	122,142.42	ARM
5351531	74504267	BONSU	2120 NW 37TH STREET	OKLAHOMA CITY	OK	73112	NON OWNER	SFR	360	70.00	0.00	10.850	6/1/2003	5/1/2033	276.65	29,400.00	29,331.35	29,331.35	ARM
5351556	74504283	MITCHELL	7131 WINDING WAY	GRIZZLY FLATS	CA	95636	OWNER-OCC	SFR	360	73.60	0.00	7.850	6/1/2003	5/1/2033	1048.84	145,000.00	144,899.70	144,798.75	ARM
5351572	74504309	CARTER	4039 SW CAPITOL HILL ROAD	PORTLAND	OR	97219	NON OWNER	SFR	360	90.00	0.00	6.750	7/1/2003	6/1/2033	992.36	153,000.00	153,000.00	152,868.27	ARM
5351598	74504325	HARMON	7004 W BEDFORD DR	BOISE	ID	83705	OWNER-OCC	SFR	360	90.00	0.00	9.450	6/1/2003	5/1/2033	919.28	109,800.00	109,416.71	109,350.11	ARM
5351614	74504341	MAEDER	7998 LEISURE LN	ST GERMAIN	WI	54558	OWNER-OCC	MANU/MOBL	360	80.00	0.00	10.000	6/1/2003	5/1/2033	912.68	104,000.00	103,907.59	103,907.59	ARM
5351630	74504366	HOLE	13346 DOOLITTLE DRIVE	SAN LEANDRO	CA	94577	OWNER-OCC	SFR	360	57.14	0.00	9.050	6/1/2003	5/1/2033	1616.45	200,000.00	199,782.95	199,782.95	ARM
5351713	74504440	CASTELLANOS	5435 MARKET ST	OAKLAND	CA	94608	OWNER-OCC	SFR	360	80.00	100.00	7.750	6/1/2003	5/1/2033	1977.3	276,000.00	275,609.14	275,609.14	ARM
5351770	74504507	GURGUUI	12422 PACIFIC AVE	LOS ANGELES	CA	90066	OWNER-OCC	2-4 UNITS	360	70.00	0.00	8.650	7/1/2003	6/1/2033	3110.49	399,000.00	399,000.00	398,765.64	ARM
5351788	74504515	MARIN	20208 JESUS MARIA ROAD	MOUNTAIN RANCH	CA	95246	OWNER-OCC	MANU/MOBL	360	80.00	0.00	7.350	6/1/2003	5/1/2033	1482.67	215,200.00	215,035.43	214,869.85	ARM
5351796	74504523	VARGAS	3184 CASHMERE DRIVE	ORLANDO	FL	32827	OWNER-OCC	PUD	360	80.00	100.00	5.990	6/1/2003	5/1/2033	549.56	91,760.00	91,576.50	91,576.50	ARM
5351812	74504549	COLUMBO	1320 COUNTY RD 519	FRENCHTOWN	NJ	8825	OWNER-OCC	SFR	360	85.00	0.00	5.900	8/1/2003	7/1/2033	1815	306,000.00	306,000.00	306,000.00	ARM
5351820	74603508	TYE	3738 MAIN STREET	CHINCOTEAGUE	VA	23336	NON OWNER	SFR	180	75.00	0.00	5.750	7/1/2003	6/1/2018	1432.48	172,500.00	172,500.00	171,894.10	FXD
5351853	74504580	GONZALES	981 VIEW DR	RICHMOND	CA	94803	OWNER-OCC	PUD	360	80.00	100.00	6.800	6/1/2003	5/1/2033	1919.27	294,400.00	294,149.00	293,896.57	ARM
5351903	74504630	CREASON	1002 ROSEWOOD DR	PERU	IN	46970	OWNER-OCC	SFR	360	90.00	0.00	11.350	6/1/2003	5/1/2033	748.83	76,500.00	76,474.73	76,449.22	ARM
5351911	74504648	BROCK	18681 FLORIDA STREET	ROBERTSDALE	AL	36567	OWNER-OCC	SFR	360	90.00	0.00	10.200	6/1/2003	5/1/2033	779.06	87,300.00	87,262.99	87,225.67	ARM
5351945	74504671	POOLE	14408 OAKWOOD LANE	BALCH SPRINGS	TX	75180	OWNER-OCC	SFR	180	70.90	0.00	5.875	7/1/2003	6/1/2018	504.46	60,265.00	60,265.00	60,055.56	FXD
5351960	74504697	DE LA CRUZ	27696 SEMINOLE	HAYWARD	CA	94544	OWNER-OCC	SFR	360	80.00	100.00	6.550	6/1/2003	5/1/2033	1855.28	292,000.00	291,738.57	291,475.72	ARM
5351986	74504713	SCOTT	48 COUNTY ROAD 1104	LA PLATA	NM	87418	OWNER-OCC	MANU/MOBL	360	80.00	0.00	10.600	6/1/2003	5/1/2033	700.9	76,000.00	75,970.43	75,940.60	ARM
5352000	74504739	NOGUES	6032 RAINBOW DR SE	SALEM	OR	97306	OWNER-OCC	SFR	360	77.67	0.00	8.250	7/1/2003	6/1/2033	1254.62	167,000.00	166,893.51	166,893.51	ARM
5352026	74504754	GRECO	10717 NEW BORO AVENUE	LAS VEGAS	NV	89144	OWNER-OCC	PUD	180	80.00	100.00	6.500	6/1/2003	5/1/2018	1797.97	206,400.00	205,665.24	204,981.29	FXD
5352067	74504796	SIERRA	320 N MUSCATEL AVE	ONTARIO	CA	91764	OWNER-OCC	SFR	180	83.33	0.00	6.650	6/1/2003	5/1/2018	1758.75	200,000.00	199,349.58	198,695.56	FXD
5352091	74504804	BYARSE	12500 DOVE AVENUE	CLEVELAND	OH	44105	NON OWNER	2-4 UNITS	360	80.00	0.00	6.750	6/1/2003	5/1/2033	495.53	76,400.00	76,325.23	76,258.03	FXD
5352117	74504820	MAGNO	27455 PONDEROSA CT	HAYWARD	CA	94545	OWNER-OCC	CONDO	360	80.00	100.00	7.550	6/1/2003	5/1/2033	1602.03	228,000.00	227,832.47	227,663.69	ARM
5352174	74504887	GIPE	4729 VALLEJO STREET	DENVER	CO	80211	NON OWNER	SFR	360	78.61	0.00	6.500	6/1/2003	5/1/2033	929.14	147,000.00	146,367.11	146,230.78	FXD
5352208	74504911	GREENWOOD	8815 CRANE	MILAN	MI	48160	OWNER-OCC	SFR	360	69.78	0.00	7.750	6/1/2003	5/1/2033	1339.7	187,000.00	186,868.01	186,735.17	ARM
5352224	74504937	MOURNING	6813 18TH ST W	ST LOUIS PARK	MN	55426	OWNER-OCC	SFR	360	65.00	0.00	12.000	6/1/2003	5/1/2033	1223.54	118,950.00	118,915.96	118,881.58	ARM
5352257	74504960	SCHULTZ	4325 EL CAMPO AVENUE	FORT WORTH	TX	76107	OWNER-OCC	2-4 UNITS	360	80.00	95.00	6.125	6/1/2003	5/1/2033	583.31	96,000.00	95,906.69	95,812.90	ARM
5352265	74504978	CLIATT	8778 HIGHWAY 11	TRENTON	GA	30752	OWNER-OCC	SFR	360	80.00	0.00	9.550	6/1/2003	5/1/2033	899.4	106,500.00	106,395.91	106,395.91	ARM
5352281	74504994	MADDEN	1017 ALLVIEW AVENUE	EL SOBRANTE	CA	94803	OWNER-OCC	SFR	360	67.94	0.00	6.850	6/1/2003	5/1/2033	1513.65	231,000.00	230,804.62	230,608.48	ARM
5352323	74505033	ROMERO	7895 HOOKER STREET	WESTMINSTER	CO	80030	OWNER-OCC	SFR	360	80.00	100.00	7.550	6/1/2003	5/1/2033	955.6	136,000.00	136,000.00	135,799.50	ARM
5352349	74505068	HARDY	107 BESSEMER AVENUE	BESSEMER	AL	35020	OWNER-OCC	SFR	360	85.00	0.00	8.800	6/1/2003	5/1/2033	423.2	53,550.00	53,519.50	53,488.78	ARM
5352364	74505074	SLATER	28236 BROAD STREET	ELKHART	IN	46517	OWNER-OCC	SFR	360	90.00	0.00	7.400	8/1/2003	7/1/2033	548.37	79,200.00	79,200.00	79,200.00	ARM
5352372	74505082	YODER	8604 W 62ND PLACE	ARVADA	CO	80004	OWNER-OCC	SFR	360	60.00	0.00	6.650	6/1/2003	5/1/2033	1328.87	207,000.00	206,818.26	206,635.51	FXD

LOAN NUMBER	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5349295	4.990	12.950	6.950	1.000	1.000	5/1/2005	PURCHASE	6.950	Full	A	605	358,000.00	355,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5349345	8.750	15.950	9.950	1.000	1.000	5/1/2005	REFI-CASH OUT	9.950	Full	C	506	220,000.00	0	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5349386	4.750	12.400	6.400	1.000	1.000	5/1/2005	PURCHASE	6.400	Full	AA	673	263,000.00	263,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5349451	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.875	Full	AA	632	50,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5349469	4.250	11.500	5.500	1.000	1.000	6/1/2005	REFI-CASH OUT	5.500	Stated	AA	697	355,000.00	0	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5349485	4.950	12.450	6.450	1.000	1.000	5/1/2005	PURCHASE	6.450	Stated	A	688	116,000.00	116,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5349550	5.960	14.350	8.550	1.000	1.000	6/1/2005	PURCHASE	8.550	Full	B	587	150,000.00	144,272	1	6/4/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5349626	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.550	Full	AA	651	275,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5349667	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.950	Full	AA	695	165,000.00	0	1	5/19/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5349683	4.990	15.450	9.450	3.000	1.000	5/1/2008	PURCHASE	9.450	Full	A	636	63,000.00	58,000	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5349708	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated	AA	739	290,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5349733	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.800	Full	A-	585	170,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5349768	0.000	0.000	0.000	0.000	0.000		PURCHASE	9.100	Full	A	617	150,000.00	150,000	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5349790	8.250	17.900	11.900	1.000	1.000	6/1/2005	REFI-CASH OUT	11.900	Full	B-	519	51,300.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5349808	8.250	17.800	11.800	1.000	1.000	5/1/2005	REFI-CASH OUT	11.800	Full	B-	512	190,000.00	0	1	4/30/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5349832	4.660	13.800	7.800	1.000	1.000	5/1/2005	PURCHASE	7.800	Full	A-	599	178,000.00	176,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5349857	6.750	16.800	10.800	1.000	1.000	6/1/2005	PURCHASE	10.800	Stated	C	598	87,000.00	75,000	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5349956	4.990	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Stated	A	741	281,000.00	298,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5349973	4.990	12.950	6.950	1.000	1.000	5/1/2005	PURCHASE	6.950	Stated	A	654	302,000.00	302,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350004	4.960	14.100	8.100	1.000	1.000	5/1/2005	REFI-NO CASHOUT	8.100	Stated	A-	589	245,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350012	4.990	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Stated	A	475	152,000.00	149,900	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5350053	4.250	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Stated	AA	687	307,000.00	307,000	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5350061	8.750	15.100	9.100	1.000	1.000	5/1/2005	REFI-CASH OUT	9.100	Full	A-	508	173,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5350087	5.750	15.850	9.850	1.000	1.000	6/1/2005	REFI-CASH OUT	9.850	Full	A-	503	135,000.00	0	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5350095	4.990	13.650	7.650	1.000	1.000	5/1/2005	PURCHASE	7.650	Stated	A	666	299,716.00	288,500	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350129	5.990	14.550	8.550	1.000	1.000	6/1/2005	PURCHASE	8.550	Full	B	551	97,000.00	97,000	1	5/21/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5350137	5.750	15.950	9.950	1.000	1.000	5/1/2005	REFI-CASH OUT	9.950	Full	A-	559	66,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350145	8.250	16.750	10.750	1.000	1.000	5/1/2005	REFI-CASH OUT	10.750	Full	B-	574	58,200.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350178	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.500	Stated	AA	686	156,000.00	0	1	6/2/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5350186	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.300	Full	A-	528	71,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5350194	4.990	12.125	6.125	1.000	1.000	6/1/2005	REFI-NO CASHOUT	6.125	Full	A	621	354,900.00	0	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5350210	4.250	12.750	6.750	1.000	1.000	5/1/2005	REFI-CASH OUT	6.750	Stated	AA	646	214,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350228	4.990	11.625	5.625	1.000	1.000	5/1/2005	PURCHASE	5.625	Full	A	670	256,000.00	230,000	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5350236	5.750	16.775	10.775	1.000	1.000	6/1/2005	REFI-CASH OUT	10.775	Stated	A-	502	145,000.00	0	1	5/28/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5350269	5.750	14.600	8.600	1.000	1.000	6/1/2005	REFI-CASH OUT	8.600	Stated	A-	532	175,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5350293	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.000	Full	AA	623	180,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5350319	4.990	13.400	7.400	1.000	1.000	5/1/2005	PURCHASE	7.400	Stated	A	668	282,000.00	282,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350343	6.750	16.750	10.750	1.000	1.000	5/1/2005	REFI-CASH OUT	10.750	Full	B	574	220,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350350	5.750	14.350	8.350	1.000	1.000	5/1/2005	PURCHASE	8.350	Full	A-	550	138,000.00	135,000	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350376	4.990	12.700	6.700	1.000	1.000	5/1/2005	PURCHASE	6.700	Stated	A	670	363,000.00	363,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350392	4.990	13.550	7.550	1.000	1.000	6/1/2005	PURCHASE	7.550	Stated	A	757	111,000.00	110,760	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5350400	5.990	14.300	8.300	1.000	1.000	5/1/2005	REFI-CASH OUT	8.300	Full	B	584	156,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5350418	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.550	Full	AA	730	295,000.00	295,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350434	8.990	14.850	8.850	1.000	1.000	6/1/2005	REFI-CASH OUT	8.850	Full	B	529	220,000.00	0	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5350442	4.990	13.990	7.990	1.000	1.000	5/1/2005	PURCHASE	7.990	Stated	A	736	159,000.00	159,000	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350475	5.990	13.150	7.150	1.000	1.000	6/1/2005	REFI-NO CASHOUT	7.150	Stated	B	633	280,000.00	0	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5350483	4.990	13.650	7.650	1.000	1.000	5/1/2005	REFI-CASH OUT	7.650	Limited	A-	590	185,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350517	4.250	13.850	7.850	1.000	1.000	5/1/2005	PURCHASE	7.850	Full	AA	764	150,000.00	150,000	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5350525	5.850	17.600	11.600	1.000	1.000	6/1/2005	REFI-CASH OUT	11.600	Limited	B	480	186,000.00	0	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350533	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	741	190,000.00	0	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5350566	4.990	12.450	6.450	1.000	1.000	6/1/2005	PURCHASE	6.450	Stated	A	682	215,000.00	212,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350582	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Full	AA	640	325,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350616	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.875	Stated	AA	672	250,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350640	6.750	16.100	10.100	1.000	1.000	5/1/2005	REFI-CASH OUT	10.100	Full	A-	596	84,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350707	5.650	15.550	9.550	1.000	1.000	5/1/2005	REFI-CASH OUT	9.550	Full	B	497	210,000.00	0	1	5/12/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350715	5.750	14.800	8.800	1.000	1.000	6/1/2005	PURCHASE	8.800	Full	A-	538	195,000.00	195,000	1	5/19/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5350731	4.990	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE	6.800	Full	A	644	179,000.00	179,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350772	5.990	12.800	6.800	1.000	1.000	5/1/2005	REFI-CASH OUT	6.800	Stated	B	577	260,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350780	5.750	13.100	7.100	1.000	1.000	5/1/2005	REFI-CASH OUT	7.100	Full	A-	555	355,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350798	5.750	14.100	8.100	3.000	1.000	6/1/2008	REFI-CASH OUT	8.100	Stated	A-	564	90,000.00	0	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5350814	4.950	13.050	7.050	1.000	1.000	5/1/2005	REFI-CASH OUT	7.050	Limited	A	614	259,000.00	0	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350822	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.350	Stated	A	704	408,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350848	5.990	18.500	12.500	1.000	1.000	5/1/2005	REFI-CASH OUT	12.500	Full	B	476	98,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350855	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.000	Stated	A	671	95,100.00	95,000	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5350863	4.990	12.200	6.200	1.000	1.000	6/1/2005	PURCHASE	6.200	Full	A	665	299,000.00	299,000	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5350889	5.750	14.300	8.300	1.000	1.000	6/1/2005	REFI-CASH OUT	8.300	Limited	A-	530	91,000.00	0	1	5/2/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5350913	4.990	13.550	7.550	1.000	1.000	6/1/2005	PURCHASE	7.550	Stated	A	711	399,000.00	399,000	1	5/14/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5350954	8.750	17.500	11.500	1.000	1.000	7/1/2005	REFI-NO CASHOUT	11.500	Full	D	538	310,000.00	0	1	6/10/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5350962	4.990	12.950	6.950	1.000	1.000	5/1/2005	REFI-CASH OUT	6.950	Full	A	630	350,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5350996	5.990	16.850	10.850	1.000	1.000	5/1/2005	REFI-CASH OUT	10.850	Stated	B	568	40,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5351028	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.600	Full	A	738	112,000.00	0	1	5/2/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5351044	4.990	11.700	5.700	1.000	1.000	5/1/2005	PURCHASE	5.700	Full	A	673	250,000.00	249,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351069	5.990	16.850	10.850	1.000	1.000	5/1/2005	REFI-CASH OUT	10.850	Stated	B	568	50,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5351101	5.990	16.300	10.300	1.000	1.000	5/1/2005	REFI-CASH OUT	10.300	Full	B	510	178,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351119	4.990	14.100	7.100	3.000	1.000	5/1/2005	PURCHASE	7.100	Full	A	632	185,000.00	185,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351135	4.250	12.250	6.250	1.000	1.000	5/1/2005	REFI-CASH OUT	6.250	Full	AA	623	290,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351168	8.750	14.850	8.850	1.000	1.000	6/1/2005	REFI-CASH OUT	8.850	Full	B-	606	170,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351192	4.250	12.650	6.650	1.000	1.000	6/1/2005	REFI-CASH OUT	6.650	Full	AA	701	239,000.00	0	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5351200	4.990	12.900	6.900	1.000	1.000	5/1/2005	REFI NO CASHOUT	6.900	Full	A	641	255,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351218	0.000	0.000	0.000	0.000	0.000		REFI NO CASHOUT	5.500	Stated	AA	739	182,000.00	0	1	5/22/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5351226	4.990	13.300	7.300	1.000	1.000	5/1/2005	PURCHASE	7.300	Stated	A	647	150,000.00	145,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351259	5.750	14.650	8.650	1.000	1.000	6/1/2005	REFI-CASH OUT	8.650	Full	A-	577	100,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5351267	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	11.050	Stated	A-	518	180,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5351309	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.800	Full	B	608	125,000.00	0	1	6/13/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5351317	4.250	11.750	5.750	1.000	1.000	5/1/2005	REFI-CASH OUT	5.750	Stated	AA	647	365,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351325	4.990	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600	Stated	A	630	260,000.00	255,000	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351341	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	641	335,000.00	0	1	5/22/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5351358	4.990	13.300	7.300	1.000	1.000	5/1/2005	PURCHASE	7.300	Stated	A	698	221,500.00	221,500	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351382	4.660	13.100	7.100	1.000	1.000	5/1/2005	PURCHASE	7.100	Stated	A	734	227,000.00	224,500	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351408	5.960	14.950	8.950	1.000	1.000	5/1/2005	REFI-CASH OUT	8.950	Full	A-	553	141,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351416	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.850	Stated	A	654	215,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351424	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.550	Full	A	643	305,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5351440	4.960	13.850	7.850	1.000	1.000	5/1/2005	PURCHASE	7.850	Full	A	607	152,000.00	152,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351481	4.900	12.600	6.600	3.000	1.000	5/1/2008	PURCHASE	6.600	Stated	A	724	191,000.00	190,450	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351507	4.890	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600	Stated	A	744	155,000.00	152,950	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5351531	5.990	16.850	10.850	1.000	1.000	5/1/2005	REFI-CASH OUT	10.850	Stated	B	568	42,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5351556	4.990	13.850	7.850	1.000	1.000	5/1/2005	REFI-CASH OUT	7.850	Full	A	607	197,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351572	4.250	12.750	6.750	1.000	1.000	6/1/2005	PURCHASE	6.750	Full	AA	718	174,000.00	170,000	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5351598	5.750	15.450	9.450	1.000	1.000	5/1/2005	REFI-CASH OUT	9.450	Full	A-	512	122,000.00	0	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351614	6.750	16.000	10.000	1.000	1.000	5/1/2005	REFI-CASH OUT	10.000	Stated	A-	519	130,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5351630	5.990	15.050	9.050	1.000	1.000	5/1/2005	REFI-CASH OUT	9.050	Full	B	527	350,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5351713	4.960	13.750	7.750	1.000	1.000	5/1/2005	PURCHASE	7.750	Stated	A	659	350,000.00	345,000	1	5/7/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5351770	5.900	14.650	8.650	1.000	1.000	6/1/2005	REFI-CASH OUT	8.650	Stated	A-	556	570,000.00	0	1	6/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5351788	4.990	13.350	7.350	1.000	1.000	5/1/2005	PURCHASE	7.350	Stated	A	781	270,000.00	269,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351796	4.990	11.990	5.990	1.000	1.000	5/1/2005	PURCHASE	5.990	Stated	A	684	118,000.00	114,700	1	4/22/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5351812	4.250	11.900	5.900	1.000	1.000	7/1/2005	PURCHASE	5.900	Full	AA	627	364,000.00	360,000	1	6/26/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5351820	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.750	Full	A	660	230,000.00	0	1	5/9/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5351853	4.990	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE	6.800	Stated	A	698	368,000.00	368,000	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351903	5.750	17.350	11.350	1.000	1.000	5/1/2005	REFI-NO CASHOUT	11.350	Full	A-	465	85,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351911	6.750	16.200	10.200	1.000	1.000	5/1/2005	REFI-NO CASHOUT	10.200	Full	A-	502	97,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351945	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	5.875	Full	AA	649	85,000.00	0	1	5/6/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5351960	4.990	12.550	6.550	1.000	1.000	5/1/2005	PURCHASE	6.550	Stated	A	653	365,000.00	365,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5351986	6.750	16.600	10.600	1.000	1.000	5/1/2005	PURCHASE	10.600	Full	C	551	115,000.00	95,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352000	4.990	14.250	8.250	1.000	1.000	6/1/2005	REFI-CASH OUT	8.250	Full	A	605	215,000.00	0	1	5/22/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5352026	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.500	Stated	A	603	258,000.00	258,000	1	4/30/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5352067	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.650	Stated	AA	636	240,000.00	0	1	4/29/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5352091	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Full	AA	639	95,500.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352117	4.990	13.550	7.550	1.000	1.000	5/1/2005	PURCHASE	7.550	Stated	A	703	291,000.00	285,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352174	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	680	187,000.00	0	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352208	5.750	13.750	7.750	1.000	1.000	5/1/2005	REFI-CASH OUT	7.750	Stated	A-	551	268,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352224	8.750	18.000	12.000	1.000	1.000	5/1/2005	REFI-NO CASHOUT	12.000	Full	D	521	183,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352257	4.250	12.125	6.125	1.000	1.000	5/1/2005	PURCHASE	6.125	Full	AA	609	139,000.00	120,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352265	5.750	15.550	9.550	1.000	1.000	5/1/2005	PURCHASE	9.550	Full	A-	0	135,000.00	133,125	1	4/21/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5352281	4.990	12.850	6.850	1.000	1.000	5/1/2005	REFI-CASH OUT	6.850	Full	A	623	340,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352323	4.960	13.550	7.550	1.000	1.000	5/1/2005	PURCHASE	7.550	Full	A	683	170,000.00	170,000	1	4/30/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5352349	5.850	14.800	8.800	1.000	1.000	5/1/2005	REFI-CASH OUT	8.800	Full	B	567	63,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5352364	4.990	13.400	7.400	3.000	1.000	7/1/2008	REFI-CASH OUT	7.400	Full	A-	680	88,000.00	0	1	6/3/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5352372	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.650	Full	AA	647	230,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N

Prepared by: [illegible]

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE
5352430	74505140	PATTERSON	3375 HIGHLAND DRIVE	HUBBARD	OH	44425	OWNER-OCC	SFR	360	85.00	0.00	8.800	6/1/2003	5/1/2033
5352471	74505181	GIVENS	7454 FAIRWAY DRIVE	MONTGOMERY	AL	36116	OWNER-OCC	SFR	360	75.00	0.00	6.600	6/1/2003	5/1/2033
5352497	74505207	BLUMENSTOCK	2844 W 230 NORTH	PROVO	UT	84601	OWNER-OCC	SFR	360	93.00	0.00	5.750	7/1/2003	6/1/2033
5352562	74505272	FARMER	108 CLOVER DR	VINE GROVE	KY	40175	NON OWNER	SFR	360	90.00	0.00	7.750	6/1/2003	5/1/2033
5352570	74505280	ABREO	HC 60 BOX 448	EUFAULA	OK	74432	OWNER-OCC	MANU/MOBL	360	85.00	100.00	9.450	8/1/2003	7/1/2033
5352596	74505306	DORMADY	3015 CHASE LANE	BIRMINGHAM	AL	35215	OWNER OCC	CONDO	360	85.00	0.00	10.800	7/1/2003	6/1/2033
5352612	74505322	BROOKSHIRE	82 WALKER STREET	CLYDE	NC	28721	OWNER-OCC	SFR	180	90.00	0.00	6.850	7/1/2003	6/1/2018
5352646	74505355	HUMPHRIES	2803 COUNTY ROAD 427	STOCKDALE	TX	78160	OWNER-OCC	MANU/MOBL	360	85.00	0.00	8.600	6/1/2003	5/1/2033
5352661	74505371	ALEXANDER	2050 SONNY ST	PITTSBURGH	PA	15221	OWNER-OCC	SFR	360	80.00	100.00	7.450	6/1/2003	5/1/2033
5352687	74505397	BUCKALEW	2216 CROSS TIMBER	MESQUITE	TX	75181	OWNER-OCC	SFR	360	80.00	0.00	8.750	6/1/2003	5/1/2033
5352703	74505413	ERIKSEN	10019 E MOUNTAIN VIEW ROAD	SCOTTSDALE	AZ	85258	OWNER-OCC	CONDO	360	80.00	100.00	7.300	6/1/2003	5/1/2033
5352729	74505439	HARBER	1300 ELMBANK WAY	ROYAL PALM BEACH	FL	33411	OWNER-OCC	SFR	360	90.00	0.00	8.750	6/1/2003	5/1/2033
5352737	74505447	VLAHOS	6841 S WOOD	CHICAGO	IL	60636	NON OWNER	SFR	360	60.00	0.00	7.150	7/1/2003	6/1/2033
5352745	74505454	HAMMONDS	3200 LUCSAIL LANE	FAYETTEVILLE	NC	28306	OWNER-OCC	MANU/MOBL	360	82.53	0.00	9.300	6/1/2003	5/1/2033
5352752	74505462	DANIEL	13302 S THORNTREE DR	HOUSTON	TX	77015	NON OWNER	PUD	240	70.00	0.00	8.500	7/1/2003	6/1/2023
5352778	74505488	MITCHELL	3743 N 16TH	MILWAUKEE	WI	53206	OWNER-OCC	SFR	360	80.00	0.00	10.350	6/1/2003	5/1/2033
5352786	74505496	ICIDE	2195 GRAPHITE ROAD	CLAYSPRINGS	AZ	85923	OWNER-OCC	MANU/MOBL	360	70.00	98.78	10.900	6/1/2003	5/1/2033
5352828	74505538	NASH	74 DEWEY AVENUE	MECHANICVILLE	NY	12118	OWNER-OCC	SFR	360	77.69	0.00	10.300	8/1/2003	7/1/2033
5352836	74505546	YOUNG	746 EAST 98TH STREET	LOS ANGELES	CA	90002	OWNER-OCC	SFR	360	65.00	0.00	10.300	7/1/2003	6/1/2033
5352877	74505587	PAUL	12721 E STATE ROUTE 56	CIRCLEVILLE	OH	43113	OWNER-OCC	SFR	360	65.00	0.00	10.500	6/1/2003	5/1/2033
5352885	74505595	AQUINO	29480 GLEN BROOK WAY	MURRIETA	CA	92563	OWNER-OCC	SFR	360	80.00	95.00	5.500	7/1/2003	6/1/2033
5352893	74505603	PARKER	708 CHARYL LYNN DRIVE	ARGYLE	TX	76226	NON OWNER	SFR	360	75.00	0.00	8.750	6/1/2003	5/1/2033
5352919	74505629	FAROOQUI	2800 STOWMARKET AVE	ROCKFORD	IL	61109	OWNER-OCC	SFR	360	90.00	0.00	8.850	7/1/2003	6/1/2033
5352927	74505637	BARBER	344 BURR OAK ROAD	SOUTH BELOIT	IL	61080	OWNER-OCC	SFR	360	88.24	0.00	7.200	7/1/2003	6/1/2033
5352935	74505645	GREENHAGEN	46 HILLCREST DRIVE	PONCA CITY	OK	74604	OWNER-OCC	SFR	360	90.00	0.00	7.300	6/1/2003	5/1/2033
5352950	74505660	CASS	220 FERNWOOD AVE	DAYTON	OH	45405	NON OWNER	SFR	360	90.00	0.00	7.500	7/1/2003	6/1/2033
5352968	74505678	UFERT	322 KANSAS AVENUE	HENDERSON	NV	89015	OWNER-OCC	SFR	360	80.00	100.00	8.000	6/1/2003	5/1/2033
5352984	74505694	SAMUELS	4816 E HINSDALE PL, #27	CENTENNIAL	CO	80122	OWNER-OCC	PUD	360	80.00	100.00	8.300	6/1/2003	5/1/2033
5353016	74505726	ROBERTSON	7029 190TH STREET	CENTURIA	WI	54824	OWNER-OCC	MANU/MOBL	360	85.00	0.00	8.175	8/1/2003	7/1/2033
5353073	74505785	MAHONEY	3445 EUCLID AVE	BERWYN	IL	60402	OWNER-OCC	SFR	360	80.00	0.00	8.175	7/1/2003	6/1/2033
5353099	74505801	SANTOS	305 N LINDSAY STREET	ANAHEIM	CA	92801	OWNER-OCC	SFR	360	80.00	100.00	5.850	7/1/2003	6/1/2033
5353107	74505819	SCHNELL	4510 NE 112TH	PORTLAND	OR	97220	NON OWNER	SFR	360	80.00	0.00	7.300	6/1/2003	5/1/2033
5353123	74505835	AGUILERA	4778 W ORAIBI DRIVE	GLENDALE	AZ	85308	OWNER-OCC	SFR	360	80.00	100.00	6.900	6/1/2003	5/1/2033
5353149	74505850	SANTISTEVAN	106 SANTISTEVAN ROAD	TAOS	NM	87571	OWNER-OCC	MANU/MOBL	360	75.00	0.00	7.150	6/1/2003	5/1/2033
5353156	74505868	DIAGREGORIO	37 WHISKEY ROAD	CORAM	NY	11727	OWNER-OCC	SFR	360	60.00	0.00	7.750	7/1/2003	6/1/2033
5353164	74505876	JOFFRION	2611 SLEEPY HOLLOW DRIVE	PEARLAND	TX	77581	OWNER-OCC	PUD	360	75.00	0.00	10.240	6/1/2003	5/1/2033
5353206	74505918	SAUCEDO	2823 MINOCO DRIVE	DALLAS	TX	75227	OWNER-OCC	SFR	360	80.00	100.00	8.250	6/1/2003	5/1/2033
5353214	74505926	MISKANIS	408 HICKORY STREET	NORTH AURORA	IL	60542	OWNER-OCC	SFR	360	85.00	0.00	9.750	6/1/2003	5/1/2033
5353230	74505942	KANAKIS	429 FRANKLIN RD	PONTIAC	MI	48341	NON OWNER	SFR	360	71.25	0.00	8.000	6/1/2003	5/1/2033
5353263	74505975	LEBOUEF	5003 SEMINOLE	SPIRO	OK	74959	OWNER-OCC	MANU/MOBL	360	80.00	93.12	8.200	8/1/2003	7/1/2033
5353321	74506031	FARMER	6248 PHILLIPS LAKE COVE	LITHONIA	GA	30058	OWNER-OCC	SFR	360	80.00	100.00	6.950	6/1/2003	5/1/2033
5353347	74506056	GONZALEZ	14786 RYAN ST	LOS ANGELES	CA	91342	NON OWNER	SFR	360	63.68	0.00	5.875	7/1/2003	6/1/2033
5353362	74506072	ANTON	2185 HACIENDA TERRACE	WESTON	FL	33327	OWNER-OCC	PUD	360	80.00	100.00	7.750	7/1/2003	6/1/2033
5353370	74506080	SCHNEER	616 W 51ST STREET	MIAMI BEACH	FL	33140	OWNER-OCC	SFR	360	76.85	0.00	7.550	6/1/2003	5/1/2033
5353404	74506085	FORREST	3188 CHURCH STREET	EAST POINT	GA	30344	OWNER-OCC	SFR	360	80.00	100.00	7.100	7/1/2003	6/1/2033
5353438	74506122	MADAYAG	20234 CANTARA ST UNIT 102	WINNETKA	CA	91306	OWNER-OCC	CONDO	360	80.00	100.00	6.800	6/1/2003	5/1/2033
5353461	74506155	WESTPHAL	3008 SW 126TH STREET	OKLAHOMA CITY	OK	73170	OWNER-OCC	SFR	360	82.61	0.00	9.250	7/1/2003	6/1/2033
5353503	74506197	LATULIPE	75 MYRTLE ST	SHELTON	CT	6484	OWNER-OCC	SFR	360	83.83	0.00	11.750	7/1/2003	6/1/2033
5353529	74506213	THOMAS	2303 SEEVERS AVENUE	DALLAS	TX	75216	NON OWNER	SFR	360	90.00	0.00	7.500	6/1/2003	5/1/2033
5353537	74506221	BATSON	19856 JAG LANE	CARTHAGE	MO	64836	OWNER-OCC	MANU/MOBL	360	80.65	0.00	7.200	6/1/2003	5/1/2033
5353545	74506239	HARMS	4200 56TH AVENUE NORTH	ST PETERSBURG	FL	33714	NON OWNER	SFR	360	75.00	0.00	8.150	6/1/2003	5/1/2033
5353610	74506296	BRATAN	6925 STANFORD OAK DRIVE	SACRAMENTO	CA	95842	OWNER-OCC	SFR	360	85.00	0.00	10.050	7/1/2003	6/1/2033
5353628	74506304	KAIN	2800 WOODHALL WAY	ANTIOCH	CA	94509	OWNER-OCC	SFR	360	85.00	0.00	9.950	7/1/2003	6/1/2033
5353644	74506320	BELL	6256 VAN NOORD AVENUE	VAN NUYS	CA	91401	OWNER-OCC	SFR	360	80.00	100.00	7.710	6/1/2003	5/1/2033

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.3[illegible] WA Rate | 353.03 WA Rterm | 10,145 Loan Count | $1,551,132,618.12 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV
5355144	74507884	THOMAS	1056 PALERMO AVENUE	MEMPHIS	TN	38106	OWNER-OCC	SFR	360	80.00	100.00
5355177	74507806	BROWN	1041 HAMLIN TERRACE	DAVIE	FL	33325	OWNER-OCC	PUD	360	60.00	0.00
5355235	74507855	REILLY	2747 NE 23RD AVENUE	PORTLAND	OR	97212	NON OWNER	SFR	360	60.00	0.00
5355268	74507869	WARD	23783 REIN AVE	EASTPOINTE	MI	48021	OWNER-OCC	SFR	360	85.00	0.00
5355276	74507897	MARTIN	1127 E 58TH ST	TACOMA	WA	98404	NON OWNER	SFR	360	80.00	0.00
5355292	74508011	BENKER	9230 WHITAKER AVENUE	LOS ANGELES	CA	91343	OWNER-OCC	SFR	360	62.11	0.00
5355318	74508037	ALBER	4101 S 130TH STREET	TUKWILA	WA	98168	OWNER-OCC	SFR	360	80.00	100.00
5355375	74508094	GEBHARD	3004 SE 65TH AVENUE	PORTLAND	OR	97206	OWNER-OCC	SFR	360	80.00	100.00
5355466	74508165	JARAMILLO	2319 ROBINSON STREET	BAKERSFIELD	CA	93305	OWNER-OCC	SFR	360	79.43	98.50
5355474	74508183	ALLEN	1153 GREENMEADOWS WAY	ASHLAND	OR	97520	OWNER-OCC	SFR	360	65.00	0.00
5355482	74508201	CARILLO	255 BAHIA PLACE	SAN RAFAEL	CA	94901	OWNER-OCC	CONDO	360	80.00	100.00
5355508	74508227	DODGE	22705 S FOREST PARK ROAD	BEAVERCREEK	OR	97004	OWNER-OCC	SFR	360	65.00	0.00
5355516	74508235	DIAZ	2270 VEGAS AVENUE	CASTRO VALLEY	CA	94546	OWNER-OCC	SFR	360	80.00	100.00
5355557	74508276	BEUKES	6856 NE PORT MADISON ROAD	BAINBRIDGE ISLAND	WA	98110	OWNER-OCC	MANU/MOBIL	360	60.00	0.00
5355599	74508318	ESTORES	4833 DRIFTING PEBBLE ST	NORTH LAS VEGAS	NV	89031	OWNER-OCC	PUD	360	75.00	0.00
5355623	74508342	COLLINS	679 AILEEN STREET	EMERYVILLE	CA	94608	OWNER-OCC	SFR	360	83.78	0.00
5355706	74508417	STRAIN	21710 130TH STREET EAST	SUMNER	WA	98390	OWNER-OCC	MANU/MOBIL	360	85.00	93.54
5355748	74508441	MILLER	754 W CRESTVIEW	SPRINGFIELD	MO	65807	OWNER-OCC	SFR	360	65.00	0.00
5355755	74508458	FABER	7855 SW 82ND AVE	PORTLAND	OR	97223	OWNER-OCC	SFR	360	80.00	100.00
5355763	74508466	MARTINEZ	229-C GREEN MEADOW DRIVE	WATSONVILLE	CA	95076	NON OWNER	CONDO	360	75.00	0.00
5355789	74508482	CASTRO JR	2538 YERBA HILLS COURT	SAN JOSE	CA	95121	OWNER-OCC	CONDO	360	60.00	0.00
5355839	74508532	CORTEZ	4865 INDIAN RIVER COURT	SAN JOSE	CA	95136	OWNER-OCC	CONDO	360	79.68	99.96
5355854	74508557	KINDER	5401 TRAILBEND DR	FLORISSANT	MO	63033	OWNER-OCC	SFR	360	80.00	0.00
5355888	74508561	VANCE	3442 TOPEKA ST	RIVERBANK	CA	95367	OWNER-OCC	SFR	360	73.00	0.00
5355896	74508599	ZEPEDA	5740 E LORENA AVENUE	FRESNO	CA	93727	OWNER-OCC	SFR	360	80.72	0.00
5355912	74508615	OLEJNICZAK	558 SUMMER WINDS LANE	ST PETERS	MO	63376	OWNER-OCC	CONDO	360	90.00	0.00
5355938	74508631	BRADY	302 W RIO BLANCO AVENUE	RANGELY	CO	81648	OWNER-OCC	SFR	360	90.00	0.00
5355953	74508656	STARNS	17726 EAST 23RD AVENUE	TACOMA	WA	98445	OWNER-OCC	PUD	360	60.00	100.00
5355995	74508698	WRIGHT	21551 GRIGGS ROAD	SPRINGDALE	AR	72762	OWNER-OCC	SFR	360	70.59	0.00
5356035	74508730	PIVER	740 CHERRY AVENUE	SONOMA	CA	95476	OWNER-OCC	SFR	360	70.00	0.00
5356043	74508748	LOPEZ	3136 MORAN AVENUE	RICHMOND	CA	94804	OWNER-OCC	SFR	360	80.00	95.00
5356050	74508755	PALACIOS	210 S TEAKWOOD COURT	BRUNSWICK	GA	31525	OWNER-OCC	SFR	360	95.00	0.00
5356084	74508789	CALLINAN	5718 DAVIS CIRCLE	ROHNERT PARK	CA	94928	OWNER-OCC	SFR	360	43.40	0.00
5356092	74508797	MONTOYA	733 PRESCOTT AVENUE	EL CAJON	CA	92020	OWNER-OCC	SFR	360	80.00	100.00
5356100	74508805	ALVARADO	2840 MILLBROOK AVE	FRESNO	CA	93702	OWNER-OCC	SFR	360	95.00	0.00
5356126	74508821	VELADOR	1617 CELESTE DR	MODESTO	CA	95350	OWNER-OCC	SFR	360	80.00	100.00
5356175	74508870	EVANGELISTA	3614 MONMOUTH PLACE	FREMONT	CA	94538	OWNER-OCC	SFR	360	80.00	90.00
5356191	74508896	BROWN	350 COUNTY ROAD 108	CULLMAN	AL	35057	OWNER-OCC	MANU/MOBIL	360	85.00	95.00
5356217	74508912	VARGAS	115 NEWBURY STREET	HERCULES	CA	94547	OWNER-OCC	PUD	360	84.38	0.00
5356225	74508920	CADET	4 GILMAN ST	WORCESTER	MA	1605	OWNER-OCC	2-4 UNITS	360	75.00	0.00
5356233	74508938	PADILLA	4804 PERINA WAY	NORTH HIGHLANDS	CA	95660	OWNER-OCC	SFR	360	85.00	0.00
5356258	74508953	LASHER	1331 FALCON STREET	LOS BANOS	CA	93635	NON OWNER	SFR	180	80.00	0.00
5356274	74508978	MCCLUSKEY	444 YERIAN LANE	CORVALLIS	MT	59828	OWNER-OCC	SFR	360	42.90	0.00
5356308	74509001	WOLLENBURG	2049 PHOEBE DR	BILLINGS	MT	59105	OWNER-OCC	SFR	360	80.00	0.00
5356316	74509019	NAVARRO	2080 OUTBACK TRAIL	ALBERTON	MT	59820	OWNER-OCC	SFR	360	80.00	98.43
5356324	74509027	GARINO	521 S MILLER STREET	MESA	AZ	85204	OWNER-OCC	SFR	360	70.00	0.00
5356357	74509050	COX	1095 MAI KAI DRIVE	MERRITT ISLAND	FL	32953	OWNER-OCC	SFR	360	90.00	0.00
5356365	74509068	ZAID	209 SUNFISH COURT	VALLEJO	CA	94591	OWNER-OCC	SFR	360	80.00	100.00
5356407	74509100	LEATHERWOOD	20811 CORTNER AVENUE	LAKEWOOD	CA	90715	OWNER-OCC	SFR	360	79.99	0.00
5356415	74509118	GUTIERREZ	2750 PRIMO WAY	SACRAMENTO	CA	95833	OWNER-OCC	SFR	360	80.00	100.00
5356464	74509167	BAGLEY	413 COUNTY ROAD 1502	CULLMAN	AL	35058	OWNER-OCC	SFR	360	50.00	0.00
5356472	74509175	LINDSEY	411 CARTER STREET	POLKTON	NC	28178	OWNER-OCC	SFR	360	84.83	0.00
5356506	74509209	CAUCHON	2932 QUEBEC DRIVE	RIVERSIDE	CA	92504	OWNER-OCC	SFR	360	68.78	0.00
5356522	74509225	OSBORN	14438 S DEBRIAN WAY	DRAPER	UT	84020	OWNER-OCC	SFR	360	80.00	100.00
5356555	74509258	LYTLE	118 COLLEGE STREET	WARREN	IN	46792	OWNER-OCC	SFR	360	85.00	0.00
5356571	74509274	CORSAUT	6354 COMMODORE DRIVE	JACKSONVILLE	FL	32244	OWNER-OCC	SFR	360	90.00	0.00
5356621	74509324	SANDOVAL	15918 OAK SHADOWS RD	ABBEVILLE	LA	70510	OWNER-OCC	MANU/MOBIL	360	85.00	100.00
5356639	74509332	CLEMMONS	3804 E SUPERIOR STREET	SEATTLE	WA	98122	OWNER-OCC	SFR	360	80.00	100.00
5356654	74509357	REA	900 WISCONSIN	ST JOSEPH	MI	49085	OWNER-OCC	2-4 UNITS	360	60.00	0.00
5356662	74509365	REEDY	108 E 6TH AVE	STANLEY	WI	54768	NON OWNER	SFR	360	73.77	0.00
5356670	74509373	DORMER	4084 WAGON WHEEL	MEMPHIS	TN	38127	NON OWNER	SFR	360	75.00	0.00
5356696	74509399	RODRIGUEZ	1542 N AVENUE 47	LOS ANGELES	CA	90042	OWNER-OCC	SFR	360	40.88	0.00
5356720	74509423	CARTER	1009 MAPLE	ALBION	MI	49224	OWNER-OCC	MANU/MOBIL	360	45.00	0.00
5356746	74509449	FOSHEE	282 GRANADA CIRCLE	SELIGMAN	AZ	86337	OWNER-OCC	SFR	360	80.00	0.00
5356779	74509472	RODRIGUEZ	2498 STARMOUNT	EL DORADO HILLS	CA	95762	OWNER-OCC	SFR	360	85.00	0.00
5356795	74509498	BURNETTE	1806 SWANSON AVENUE UNIT 103	LAKE HAVASU CITY	AZ	86403	OWNER-OCC	CONDO	360	80.00	100.00
5356829	74509522	MAYR	17349 BENSON ROAD	COTTONWOOD	CA	96022	OWNER-OCC	SFR	360	80.00	0.00
5356852	74509555	DYKE	56 TOP OF THE GRADE RD	DOUGLAS CITY	CA	96024	OWNER-OCC	MANU/MOBIL	360	88.87	0.00
5356860	74509563	CARLOCK	3831 WHITE CASTLE STREET	LAS VEGAS	NV	89129	OWNER-OCC	SFR	360	80.00	100.00
5356894	74509597	TAMAYO	308 PUTNAM STREET	ANTIOCH	CA	94509	OWNER-OCC	SFR	360	80.00	100.00
5356902	74509605	DORMER	4039 HOFBURG	MEMPHIS	TN	38127	NON OWNER	SFR	360	75.00	0.00
5356936	74509639	JAIMES	345 VIA DEL SOL DRIVE	DAVENPORT	FL	33837	OWNER-OCC	PUD	360	80.00	100.00
5356951	74509654	MUMPER	16115 FLORENCE STREET	LOWER LAKE	CA	95457	OWNER-OCC	MANU/MOBIL	360	80.00	0.00
5356969	74509662	NORDQUIST	1542 WHITSABLE DRIVE	ROSEVILLE	CA	95747	OWNER-OCC	SFR	360	60.00	0.00
5356977	74509670	RUMMELL	2893 STARLIGHT BLVD	REDDING	CA	96001	OWNER-OCC	SFR	360	66.56	0.00
5356985	74509688	ROMAN	1008 WEST LIME AVENUE	LOMPOC	CA	93436	OWNER-OCC	SFR	360	87.04	0.00
5357033	74509738	GATUGUTA	6891 BRAMA STREET	CORONA	CA	92880	OWNER-OCC	SFR	360	80.00	99.99
5357058	74509753	ISLAM	830 & 830 LEMON STREET	MARTINEZ	CA	94553	OWNER-OCC	2-4 UNITS	360	80.00	100.00
5357074	74509779	ACREY	9575 MELROSE AVENUE	ELK GROVE	CA	95624	OWNER-OCC	SFR	360	80.00	100.00
5357090	74509795	IVEY	1980 DANA BREE DRIVE	EL PASO	TX	79936	OWNER-OCC	SFR	360	84.61	94.81
5357108	74509803	DORMER	3684 MARION AVENUE	MEMPHIS	TN	38111	NON OWNER	SFR	360	75.00	0.00
5357124	74509829	SYLVIA	840 ARROWHEAD LANE	AUBURN	CA	95602	OWNER-OCC	SFR	360	61.97	60.14
5357140	74509845	LAL	1920 BIRMINGHAM AVENUE	WEST SACRAMENTO	CA	95691	OWNER-OCC	SFR	360	80.00	100.00
5357181	74509888	HENRY	201 ROSEMEADE STREET	LAS VEGAS	NV	89106	OWNER-OCC	SFR	360	90.00	0.00
5357199	74510983	HEATON	550 OLD STATE ROAD	DANDRIDGE	TN	37725	OWNER-OCC	MANU/MOBIL	360	85.00	99.99
5357207	74509894	EASTMAN	8802 STEDMAN RD	FENWICK	MI	48834	OWNER-OCC	MANU/MOBIL	360	80.00	0.00
5357215	74509902	RUDNICK	653-655 BROADWAY AVENUE	LOS ANGELES	CA	90291	OWNER-OCC	2-4 UNITS	360	80.00	100.00
5357249	74509936	DORMER	2453 KNOB COVE	MEMPHIS	TN	38127	NON OWNER	SFR	360	75.00	0.00
5357256	74509965	WALKER	672 UNION ROAD	SPRING VALLEY	NY	10977	OWNER-OCC	SFR	360	80.00	100.00
5357314	74510009	NOWISKI JR	315 ODELL	KINDE	MI	48445	OWNER-OCC	SFR	360	90.00	0.00
5357330	74510025	DORMER	2455 RAMMESSES	MEMPHIS	TN	38127	NON OWNER	SFR	360	75.00	0.00
5357355	74510041	HUGHERY	18 BEECH STREET	PASSAIC	NJ	7055	NON OWNER	2-4 UNITS	360	80.00	0.00
5357371	74510058	MEDLIN	1402 CENTRAL AVENUE EAST	EDGEWATER	MD	21037	OWNER-OCC	SFR	360	80.00	100.00
5357405	74510090	ALVAREZ	3700 OXFORD AVE	EL PASO	TX	79903	OWNER-OCC	SFR	360	85.00	95.00
5357421	74510116	DORMER	2487 RAMMESSES	MEMPHIS	TN	38127	NON OWNER	SFR	360	75.00	0.00
5357462	74510157	WEST	9427 S CENTRAL AVE #1 & #2	LOS ANGELES	CA	90002	OWNER-OCC	2-4 UNITS	360	80.00	100.00
5357470	74510165	STANFORD	308 HARRISON STREET	FRENCHTOWN	NJ	8825	OWNER-OCC	SFR	360	73.26	0.00
5357496	74510181	DAVIS	800-02 SUNSET AVENUE	DALLAS	TX	75208	NON OWNER	2-4 UNITS	360	70.00	0.00
5357512	74510207	MCGREGOR	11334 COUNTY ROAD 83	ELBERTA	AL	36530	OWNER-OCC	SFR	360	80.00	0.00
5357553	74510249	BAILEY	37 FAIRVIEW DRIVE	MIDDLETOWN	NJ	7748	OWNER-OCC	SFR	360	62.99	0.00
5357579	74510264	STATHAKIS	88 HULL ST	BELMONT	MA	2478	OWNER-OCC	SFR	360	72.29	0.00
5357587	74510272	DORMER	2461 RAMMESSES AVENUE	MEMPHIS	TN	38127	NON OWNER	SFR	360	75.00	0.00
5357595	74510280	BARCLAY	411 BOND STREET	RED OAK	TX	75154	OWNER-OCC	MANU/MOBIL	360	80.00	0.00
5357611	74510306	KERR	1046 CHESTNUT GROVE RD	DANDRIDGE	TN	37725	OWNER-OCC	MANU/MOBIL	360	85.00	100.00
5357629	74510314	PIERRE	42 COURT ST	LYNN	MA	1905	OWNER-OCC	SFR	360	74.47	0.00
5357637	74510322	THOMAS	1345 SIMMONS STREET	DOLOMITE	AL	35061	OWNER-OCC	SFR	360	85.00	0.00
5357660	74510355	KLEPAL	881 COUNTY ROAD 328	FLORESVILLE	TX	78114	OWNER-OCC	MANU/MOBIL	360	90.00	0.00
5357678	74510363	BARRERA	523 E AUSTIN	HARLINGEN	TX	78550	OWNER-OCC	SFR	180	77.05	0.00
5357728	74510413	LAMB	1535 KARROW AVE	WHITEFISH	MT	59937	OWNER-OCC	MANU/MOBIL	360	85.00	0.00
5357736	74510421	PEREZ	4301 NW 47TH AVENUE	TAMARAC	FL	33319	OWNER-OCC	PUD	360	80.00	0.00
5357751	74510447	CAMP	3618 SALLY PIPER RD	ENDWELL	NY	13760	OWNER-OCC	SFR	360	73.69	0.00
5357769	74510454	JACOBSEN	2334 GRAND TETON DRIVE	HOUSTON	TX	77067	OWNER-OCC	PUD	360	85.00	99.98
5357785	74510470	DYE	511 W BERTRAND ST	HOUSTON	TX	77037	OWNER-OCC	SFR	360	75.00	0.00
5357793	74510488	MATARAZZO	254 LAUREN LANE	PRINCETON	NC	27569	OWNER-OCC	MANU/MOBIL	360	78.80	85.30
5357827	74510512	GARCIA	5 GR 69 CR 40 RINCON DE HOLLA	ALCALDE	NM	87511	OWNER-OCC	MANU/MOBIL	360	69.68	80.00
5357843	74510538	SANCHEZ	717 PARK HURST WAY	MODESTO	CA	95358	OWNER-OCC	SFR	360	75.00	0.00
5357868	74510553	LANCASTER	6800 SW 13TH STREET	PEMBROKE PINES	FL	33023	OWNER-OCC	SFR	180	77.32	0.00
5357926	74510603	BAKER JR	1108 CLAYZELLE	EL DORADO SPRINGS	MO	64744	OWNER-OCC	SFR	360	85.00	0.00
5357967	74510645	COLLINS	8165 BAILEYTON ROAD	GREENEVILLE	TN	37745	OWNER-OCC	MANU/MOBIL	360	85.00	100.00
5357975	74510652	SARKIN	2216 CHASE DRIVE	RANCHO CORDOVA	CA	95670	OWNER-OCC	SFR	360	90.00	0.00
5357983	74510660	PRATER	58 BLUE ANCHOR ROAD	SICKLERVILLE	NJ	8081	OWNER-OCC	SFR	360	70.00	0.00
5358015	74510694	SCHNEIDER	43502 PALOS WAY	LANCASTER	CA	93535	OWNER-OCC	SFR	360	80.00	100.00
5358023	74510702	GAGE	43 DOMINICAN RD	BRANFORD	CT	6405	OWNER-OCC	SFR	360	84.76	0.00
5358049	74510728	GARRETT	2100 S DELAWANDA AVENUE	MUNCIE	IN	47302	OWNER-OCC	SFR	360	85.00	0.00
5358056	74510736	VILLA	3608 SW 12TH PLACE	FT LAUDERDALE	FL	33312	OWNER-OCC	SFR	360	60.00	0.00
5358080	74510769	AYALA	1030 HIRSCH BLVD	CALUMET PARK	IL	60409	OWNER-OCC	CONDO	360	85.00	0.00
5358064	74510777	KITCHELL	4729 MUNTER LANE	INDIANAPOLIS	IN	46218	OWNER-OCC	SFR	360	85.00	100.00
5358114	74510783	OSORIO	213 N FIGUEROA STREET	SANTA ANA	CA	92703	OWNER-OCC	2-4 UNITS	360	80.00	100.00

LOAN NUMBER	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PNI	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE
5355144	11.350	6/1/2003	5/1/2033	469.86	48,000.00	47,984.14	47,968.13	ARM	6.750	17.350	11.350	1.000	1.000	5/1/2005
5355177	7.900	6/1/2003	5/1/2033	1708.49	235,200.00	235,038.95	234,876.84	ARM	4.990	13.900	7.900	1.000	1.000	5/1/2005
5355235	8.100	6/1/2003	5/1/2033	2300.00	310,500.00	310,295.85	310,090.32	ARM	4.250	14.100	8.100	1.000	1.000	5/1/2005
5355268	11.300	6/1/2003	5/1/2033	886.82	90,950.00	90,918.45	90,883.78	ARM	6.250	17.300	11.300	1.000	1.000	5/1/2005
5355276	8.875	6/1/2003	5/1/2033	782.04	116,000.00	115,902.84	115,804.52	FXD	0.000	0.000	0.000	0.000	0.000	
5355292	7.860	6/1/2003	5/1/2033	1661.63	229,500.00	229,182.12	229,182.12	ARM	5.750	13.860	7.860	3.000	1.000	5/1/2006
5355318	7.050	6/1/2003	5/1/2033	936.13	140,000.00	139,772.07	139,772.07	ARM	4.990	13.050	7.050	1.000	1.000	5/1/2005
5355375	6.600	6/1/2003	5/1/2033	725.52	113,600.00	113,499.28	113,398.01	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005
5355466	6.700	6/1/2003	5/1/2033	358.28	55,520.00	55,471.73	55,423.18	ARM	4.990	12.700	6.700	1.000	1.000	5/1/2005
5355474	6.800	6/1/2003	5/1/2033	1525.51	234,000.00	233,599.85	233,599.85	FXD	0.000	0.000	0.000	0.000	0.000	
5355482	6.100	7/1/2003	6/1/2033	1275.01	210,400.00	210,194.52	210,194.52	ARM	4.990	12.100	6.100	1.000	1.000	6/1/2005
5355508	6.950	6/1/2003	5/1/2033	1159.06	175,100.00	174,955.04	174,808.74	FXD	0.000	0.000	0.000	0.000	0.000	
5355516	6.800	6/1/2003	5/1/2033	1825.4	280,000.00	279,761.27	279,521.18	ARM	4.990	12.800	6.800	1.000	1.000	5/1/2005
5355557	7.900	6/1/2003	5/1/2033	1133.82	156,000.00	155,893.03	155,777.45	ARM	4.990	13.900	7.900	1.000	1.000	5/1/2005
5355599	6.450	6/1/2003	5/1/2033	772.36	120,000.00	119,891.84	119,783.79	ARM	4.990	12.450	6.450	1.000	1.000	5/1/2005
5355623	8.200	6/1/2003	5/1/2033	2318.04	310,000.00	309,800.29	309,598.77	ARM	4.990	14.200	8.200	1.000	1.000	5/1/2005
5355706	8.050	7/1/2003	6/1/2033	777.07	105,400.00	105,400.00	105,329.99	ARM	5.750	14.050	8.050	1.000	1.000	6/1/2005
5355748	12.450	6/1/2003	5/1/2033	667.01	62,725.00	62,692.35	62,692.35	ARM	6.750	18.450	12.450	1.000	1.000	5/1/2005
5355755	7.100	6/1/2003	5/1/2033	833.32	124,000.00	123,899.67	123,798.47	ARM	4.990	13.100	7.100	1.000	1.000	5/1/2005
5355763	6.990	6/1/2003	5/1/2033	1535.3	231,000.00	230,705.58	230,514.14	ARM	4.990	12.990	6.990	1.000	1.000	5/1/2005
5355789	8.450	6/1/2003	5/1/2033	2222.65	290,400.00	290,222.25	290,043.25	ARM	4.990	14.450	8.450	1.000	1.000	6/1/2005
5355839	6.850	6/1/2003	5/1/2033	1991.34	303,800.00	303,543.58	303,385.38	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005
5355854	5.500	7/1/2003	6/1/2033	604.13	106,400.00	106,400.00	106,283.54	ARM	4.250	11.500	5.500	1.000	1.000	6/1/2005
5355888	8.600	6/1/2003	5/1/2033	844.07	108,770.00	108,705.45	108,640.44	FXD	0.000	0.000	0.000	0.000	0.000	
5355896	10.300	7/1/2003	6/1/2033	1619.68	180,000.00	180,000.00	179,925.32	ARM	5.990	16.300	10.300	1.000	1.000	6/1/2005
5355912	7.700	7/1/2003	6/1/2033	513.34	72,000.00	72,000.00	71,948.66	FXD	0.000	0.000	0.000	0.000	0.000	
5355938	8.400	6/1/2003	5/1/2033	662.44	79,470.00	79,430.07	79,382.83	ARM	5.750	14.400	8.400	1.000	1.000	5/1/2006
5355953	6.800	6/1/2003	5/1/2033	1082.73	166,400.00	166,088.29	165,916.92	FXD	0.000	0.000	0.000	0.000	0.000	
5355995	10.350	6/1/2003	5/1/2033	1355.32	150,000.00	149,876.33	149,876.33	FXD	0.000	0.000	0.000	0.000	0.000	
5356035	5.750	6/1/2003	5/1/2033	1789.21	306,600.00	306,279.90	305,958.26	ARM	4.990	11.750	5.750	1.000	1.000	5/1/2005
5356043	5.875	6/1/2003	5/1/2033	1581.64	264,000.00	263,460.38	263,460.38	ARM	4.250	11.875	5.875	1.000	1.000	5/1/2005
5356050	7.850	6/1/2003	5/1/2033	711.47	97,423.00	97,290.46	97,290.46	FXD	0.000	0.000	0.000	0.000	0.000	
5356084	7.200	6/1/2003	5/1/2033	1479.78	218,000.00	217,655.45	217,655.45	FXD	0.000	0.000	0.000	0.000	0.000	
5356092	6.800	7/1/2003	6/1/2033	1538.53	236,000.00	236,000.00	235,798.78	ARM	4.990	12.800	6.800	1.000	1.000	6/1/2005
5356100	7.850	6/1/2003	5/1/2033	872.71	120,650.00	120,566.54	120,482.84	ARM	4.250	13.850	7.850	1.000	1.000	5/1/2005
5356126	6.350	6/1/2003	5/1/2033	969.2	155,760.00	155,615.03	155,469.29	ARM	4.990	12.350	6.350	1.000	1.000	5/1/2005
5356175	5.875	6/1/2003	5/1/2033	1838.14	310,400.00	310,083.53	309,765.51	ARM	4.250	11.875	5.875	1.000	1.000	5/1/2005
5356191	6.450	6/1/2003	5/1/2033	432.82	68,850.00	68,787.15	68,723.94	ARM	4.990	12.450	6.450	1.000	1.000	5/1/2005
5356217	5.750	6/1/2003	5/1/2033	1371.4	235,000.00	234,754.64	234,508.11	ARM	4.250	11.750	5.750	1.000	1.000	5/1/2005
5356225	10.900	7/1/2003	6/1/2033	1842.32	195,000.00	195,000.00	194,928.93	ARM	6.250	16.900	10.900	1.000	1.000	6/1/2005
5356233	9.800	7/1/2003	6/1/2033	1378.81	159,800.00	159,726.22	159,726.22	ARM	5.990	15.800	9.800	1.000	1.000	6/1/2005
5356258	8.750	6/1/2003	5/1/2018	1134.68	132,000.00	131,803.69	131,803.69	FXD	0.000	0.000	0.000	0.000	0.000	
5356274	7.100	6/1/2003	5/1/2033	1310.47	195,000.00	194,843.28	194,685.83	ARM	4.990	13.100	7.100	1.000	1.000	5/1/2005
5356308	7.200	6/1/2003	5/1/2033	623.4	91,840.00	91,767.58	91,694.77	ARM	4.990	13.200	7.200	1.000	1.000	5/1/2005
5356316	8.750	6/1/2003	5/1/2033	823.53	104,000.00	103,907.55	103,907.55	ARM	5.750	14.750	8.750	1.000	1.000	5/1/2005
5356324	7.900	6/1/2003	5/1/2033	686.84	94,500.00	94,435.28	94,370.14	ARM	5.990	13.900	7.900	1.000	1.000	5/1/2005
5356357	7.650	6/1/2003	5/1/2033	957.85	135,000.00	134,902.78	134,804.94	FXD	0.000	0.000	0.000	0.000	0.000	
5356365	7.300	6/1/2003	5/1/2033	2001.87	292,000.00	291,774.48	291,547.55	ARM	4.990	13.300	7.300	1.000	1.000	5/1/2005
5356407	6.875	6/1/2003	5/1/2033	1434.19	222,883.00	222,695.38	222,486.12	FXD	0.000	0.000	0.000	0.000	0.000	
5356415	7.850	6/1/2003	5/1/2033	1129.48	156,146.00	156,039.46	155,930.74	ARM	4.990	13.850	7.850	1.000	1.000	5/1/2005
5356464	6.900	7/1/2003	6/1/2033	1452.22	220,500.00	220,500.00	220,315.66	FXD	0.000	0.000	0.000	0.000	0.000	
5356472	11.050	7/1/2003	6/1/2033	379.58	39,700.00	39,685.32	39,685.32	FXD	0.000	0.000	0.000	0.000	0.000	
5356506	7.000	6/1/2003	5/1/2033	1210.86	182,000.00	181,850.81	181,700.75	ARM	4.250	13.000	7.000	1.000	1.000	5/1/2005
5356522	6.850	6/1/2003	5/1/2033	1037.94	158,400.00	158,266.28	158,131.78	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005
5356555	10.550	7/1/2003	6/1/2033	421.58	45,900.00	45,881.95	45,881.95	ARM	5.990	16.550	10.550	1.000	1.000	6/1/2005
5356571	9.700	6/1/2003	5/1/2033	615.95	72,000.00	71,966.05	71,931.83	ARM	5.750	15.700	9.700	1.000	1.000	5/1/2005
5356621	8.300	8/1/2003	7/1/2033	561.38	74,375.00	74,375.00	74,375.00	ARM	5.990	14.300	8.300	1.000	1.000	7/1/2005
5356639	6.450	6/1/2003	5/1/2033	1936.69	308,000.00	307,718.84	307,436.17	ARM	4.990	12.450	6.450	1.000	1.000	5/1/2005
5356654	8.800	7/1/2003	6/1/2033	853.5	108,000.00	107,938.50	107,938.50	FXD	0.000	0.000	0.000	0.000	0.000	
5356662	11.850	8/1/2003	7/1/2033	457.69	45,000.00	45,000.00	45,000.00	FXD	0.000	0.000	0.000	0.000	0.000	
5356670	7.000	6/1/2003	5/1/2033	368.75	55,425.00	55,379.56	55,333.86	FXD	0.000	0.000	0.000	0.000	0.000	
5356696	6.850	6/1/2003	5/1/2033	425.92	65,000.00	64,945.12	64,889.93	FXD	0.000	0.000	0.000	0.000	0.000	
5356720	11.300	7/1/2003	6/1/2033	994.57	102,000.00	102,000.00	101,965.93	ARM	6.250	17.300	11.300	1.000	1.000	6/1/2005
5356746	10.300	6/1/2003	5/1/2033	734.28	81,600.00	81,566.14	81,531.99	FXD	0.000	0.000	0.000	0.000	0.000	
5356779	7.300	6/1/2003	5/1/2033	1614.18	235,450.00	235,085.17	235,085.17	ARM	6.990	13.300	7.300	1.000	1.000	5/1/2005
5356795	7.600	6/1/2003	5/1/2033	372.81	52,800.00	52,761.59	52,722.84	FXD	0.000	0.000	0.000	0.000	0.000	
5356829	6.500	7/1/2003	6/1/2033	763.54	120,800.00	120,800.00	120,620.79	FXD	0.000	0.000	0.000	0.000	0.000	
5356852	7.450	6/1/2003	5/1/2033	1205.82	173,300.00	173,170.08	173,039.36	ARM	4.990	13.450	7.450	1.000	1.000	5/1/2005
5356860	6.100	7/1/2003	6/1/2033	1529.54	252,400.00	252,153.49	252,153.49	FXD	0.000	0.000	0.000	0.000	0.000	
5356894	7.400	6/1/2003	5/1/2033	1384.76	200,000.00	199,848.57	199,696.21	ARM	4.990	13.400	7.400	1.000	1.000	5/1/2005
5356902	7.000	6/1/2003	5/1/2033	368.75	55,425.00	55,379.56	55,333.86	FXD	0.000	0.000	0.000	0.000	0.000	
5356936	7.200	6/1/2003	5/1/2033	771.11	113,600.00	113,510.49	113,420.44	ARM	4.990	13.200	7.200	1.000	1.000	5/1/2005
5356951	7.275	7/1/2003	6/1/2033	820.65	120,000.00	120,000.00	119,906.85	ARM	4.990	13.275	7.275	1.000	1.000	6/1/2005
5356969	6.750	6/1/2003	5/1/2033	1284.23	198,000.00	197,827.25	197,653.80	ARM	4.250	12.750	6.750	1.000	1.000	6/1/2005
5356977	7.600	7/1/2003	6/1/2033	766.1	108,500.00	108,500.00	108,421.07	FXD	0.000	0.000	0.000	0.000	0.000	
5356985	7.450	7/1/2003	6/1/2033	1635.12	235,000.00	234,823.84	234,823.84	FXD	0.000	0.000	0.000	0.000	0.000	
5357033	6.600	6/1/2003	5/1/2033	1716.94	268,835.00	268,356.99	268,356.99	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005
5357058	5.850	6/1/2003	5/1/2033	1722.63	292,000.00	291,700.87	291,400.28	ARM	4.990	11.850	5.850	1.000	1.000	6/1/2005
5357074	7.100	8/1/2003	5/1/2033	965.04	143,600.00	143,368.50	143,368.50	ARM	4.990	13.100	7.100	1.000	1.000	5/1/2005
5357090	8.750	6/1/2003	5/1/2033	708.93	92,690.00	92,845.54	92,901.79	FXD	0.000	0.000	0.000	0.000	0.000	
5357108	7.000	6/1/2003	5/1/2033	371.74	55,875.00	55,829.20	55,783.13	FXD	0.000	0.000	0.000	0.000	0.000	
5357124	6.600	6/1/2003	5/1/2033	1434.24	220,000.00	219,812.43	219,623.79	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005
5357140	7.550	6/1/2003	5/1/2033	815.07	116,000.00	115,914.76	115,828.99	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005
5357181	6.800	8/1/2003	7/1/2033	762.74	117,000.00	117,000.00	117,000.00	FXD	0.000	0.000	0.000	0.000	0.000	
5357199	8.800	6/1/2003	5/1/2033	600.68	76,034.00	75,947.09	75,947.09	ARM	5.990	14.800	8.800	1.000	1.000	5/1/2005
5357207	8.550	6/1/2003	5/1/2033	463.48	60,000.00	59,959.56	59,923.31	FXD	0.000	0.000	0.000	0.000	0.000	
5357215	8.350	6/1/2003	5/1/2033	[illegible]	400,000.00	399,253.47	399,253.47	ARM	4.990	14.350	8.350	1.000	1.000	5/1/2005
5357249	7.000	6/1/2003	5/1/2033	368.75	55,425.00	55,379.56	55,333.86	FXD	0.000	0.000	0.000	0.000	0.000	
5357256	7.550	8/1/2003	7/1/2033	1967.4	280,000.00	280,000.00	280,000.00	ARM	4.990	13.550	7.550	1.000	1.000	7/1/2005
5357314	9.900	6/1/2003	5/1/2033	618.71	71,100.00	71,067.87	71,035.47	ARM	5.750	15.900	9.900	1.000	1.000	5/1/2005
5357330	7.000	6/1/2003	5/1/2033	368.75	55,425.00	55,379.56	55,333.86	FXD	0.000	0.000	0.000	0.000	0.000	
5357355	6.375	7/1/2003	6/1/2033	1073.06	172,000.00	172,000.00	171,840.69	FXD	0.000	0.000	0.000	0.000	0.000	
5357371	6.850	6/1/2003	5/1/2033	1197.82	182,800.00	182,645.66	182,490.44	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005
5357405	10.600	6/1/2003	5/1/2033	391.95	42,500.00	42,466.79	42,466.79	ARM	5.750	16.600	10.600	1.000	1.000	5/1/2005
5357421	7.000	6/1/2003	5/1/2033	368.75	55,425.00	55,379.56	55,333.86	FXD	0.000	0.000	0.000	0.000	0.000	
5357462	7.500	6/1/2003	5/1/2033	1454.37	208,000.00	207,845.63	207,690.30	FXD	0.000	0.000	0.000	0.000	0.000	
5357470	6.500	6/1/2003	5/1/2033	995.51	157,500.00	157,321.52	157,178.17	FXD	0.000	0.000	0.000	0.000	0.000	
5357496	8.450	6/1/2003	5/1/2033	412.54	53,900.00	53,833.78	53,833.78	ARM	4.990	14.450	8.450	1.000	1.000	5/1/2005
5357512	6.950	7/1/2003	6/1/2033	730.8	110,400.00	110,400.00	110,308.60	ARM	4.990	12.950	6.950	1.000	1.000	6/1/2005
5357553	9.050	6/1/2003	5/1/2033	1293.16	160,000.00	159,887.61	159,800.27	ARM	5.750	15.050	9.050	1.000	1.000	5/1/2005
5357579	8.600	6/1/2003	5/1/2033	2328.04	300,000.00	299,821.96	299,642.84	ARM	5.750	14.600	8.600	1.000	1.000	5/1/2005
5357587	7.000	6/1/2003	5/1/2033	368.75	55,425.00	55,379.56	55,333.86	FXD	0.000	0.000	0.000	0.000	0.000	
5357595	9.750	6/1/2003	5/1/2033	360.84	42,000.00	41,980.40	41,960.65	ARM	4.990	15.750	9.750	1.000	1.000	5/1/2005
5357611	6.800	6/1/2003	5/1/2033	541.33	83,033.00	82,890.00	82,820.03	ARM	4.990	12.800	6.800	1.000	1.000	5/1/2005
5357629	9.600	7/1/2003	6/1/2033	1187.43	140,000.00	140,000.00	139,932.57	ARM	5.750	15.600	9.600	1.000	1.000	6/1/2005
5357637	11.350	6/1/2003	5/1/2033	349.48	35,700.00	35,688.20	35,676.25	ARM	6.250	17.350	11.350	1.000	1.000	5/1/2005
5357660	9.300	7/1/2003	6/1/2033	594.94	72,000.00	72,000.00	71,963.06	FXD	0.000	0.000	0.000	0.000	0.000	
5357678	10.750	6/1/2003	5/1/2018	526.85	47,000.00	46,894.19	46,787.43	FXD	0.000	0.000	0.000	0.000	0.000	
5357728	7.300	6/1/2003	5/1/2033	769.22	112,200.00	112,113.33	112,026.13	ARM	4.990	13.300	7.300	1.000	1.000	5/1/2005
5357736	7.900	6/1/2003	5/1/2033	691.87	95,200.00	95,069.19	95,069.19	ARM	5.750	13.900	7.900	1.000	1.000	5/1/2005
5357751	7.350	6/1/2003	5/1/2033	688.98	100,000.00	99,923.52	99,846.57	ARM	5.750	13.350	7.350	3.000	1.000	5/1/2005
5357769	10.050	6/1/2003	5/1/2033	636.72	72,250.00	72,218.06	72,186.20	ARM	5.990	16.050	10.050	1.000	1.000	5/1/2005
5357785	12.200	7/1/2003	6/1/2033	548.17	52,500.00	52,500.00	52,485.63	FXD	0.000	0.000	0.000	0.000	0.000	
5357793	10.350	8/1/2003	7/1/2033	693.93	76,800.00	76,800.00	76,800.00	ARM	6.250	16.350	10.350	1.000	1.000	7/1/2005
5357827	11.050	7/1/2003	6/1/2033	1032.6	108,000.00	108,000.00	107,961.90	ARM	6.250	17.050	11.050	1.000	1.000	6/1/2005
5357843	9.100	6/1/2003	5/1/2033	1187.3	146,250.00	146,250.00	146,092.93	ARM	6.250	15.100	9.100	1.000	1.000	5/1/2005
5357868	8.000	6/1/2003	5/1/2018	1187.8	138,400.00	137,445.82	137,445.82	FXD	0.000	0.000	0.000	0.000	0.000	
5357926	11.350	6/1/2003	5/1/2033	416.02	42,500.00	42,471.79	42,471.79	ARM	6.250	17.350	11.350	1.000	1.000	5/1/2005
5357967	8.800	7/1/2003	6/1/2033	584.43	75,225.00	75,182.16	75,182.16	FXD	0.000	0.000	0.000	0.000	0.000	
5357975	7.150	6/1/2003	5/1/2033	1294.76	191,700.00	191,547.45	191,393.99	ARM	4.990	13.150	7.150	1.000	1.000	5/1/2005
5357983	8.050	7/1/2003	6/1/2033	645.1	87,500.00	87,500.00	87,441.88	ARM	5.750	14.050	8.050	1.000	1.000	6/1/2005
5358015	7.500	6/1/2003	5/1/2033	667.07	131,920.00	131,831.30	131,742.01	ARM	4.990	13.500	7.500	1.000	1.000	5/1/2005
5358023	10.050	7/1/2003	6/1/2033	1568.66	178,000.00	177,922.09	177,922.09	ARM	5.750	16.050	10.050	1.000	1.000	6/1/2005
5358049	10.800	6/1/2003	5/1/2033	533.76	56,950.00	56,928.79	56,907.39	ARM	5.990	16.800	10.800	1.000	1.000	5/1/2005
5358056	7.000	6/1/2003	5/1/2033	718.53	108,000.00	107,822.42	107,822.42	ARM	4.250	13.000	7.000	1.000	1.000	5/1/2005
5358080	9.050	7/1/2003	6/1/2033	342.81	42,415.00	42,389.88	42,389.88	ARM	4.990	15.050	9.050	1.000	1.000	6/1/2005
5358064	9.350	6/1/2003	5/1/2033	458.54	55,250.00	55,221.95	55,193.89	ARM	5.990	15.350	9.350	1.000	1.000	5/1/2005
5358114	8.600	6/1/2003	5/1/2033	2747.57	351,920.00	351,603.78	351,290.03	ARM	4.990	14.600	8.600	1.000	1.000	5/1/2005

LOAN NUMBER	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5355144	PURCHASE	11.350	Full	B-	513	60,000.00	60,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355177	REFI-CASH OUT	7.900	Stated	A	614	294,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355235	PURCHASE	8.100	Full	AA	655	345,000.00	345,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355268	REFI-CASH OUT	11.300	Full	B-	530	107,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355276	REFI-CASH OUT	8.875	Full	AA	663	145,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355292	REFI-CASH OUT	7.860	Limited	A-	498	366,000.00	0	1	5/8/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5355318	PURCHASE	7.050	Stated	A	650	175,000.00	175,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5355375	PURCHASE	6.600	Stated	A	719	142,500.00	142,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355466	PURCHASE	6.700	Stated	A	658	70,000.00	69,900	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355474	REFI-CASH OUT	6.800	Full	A	647	360,000.00	0	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5355482	PURCHASE	6.100	Full	A	688	275,000.00	263,000	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5355508	REFI-NO CASHOUT	6.950	Limited	A	668	206,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355516	PURCHASE	6.800	Stated	A	654	350,000.00	350,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355557	REFI-CASH OUT	7.900	Stated	A	601	195,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355599	REFI-CASH OUT	6.450	Stated	A	718	160,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355623	REFI-CASH OUT	8.200	Stated	A-	580	370,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355706	PURCHASE	8.050	Full	A-	536	124,000.00	124,000	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5355748	REFI-CASH OUT	12.450	Full	D	531	96,500.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5355755	PURCHASE	7.100	Stated	A	714	155,000.00	155,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355763	REFI-CASH OUT	6.990	Stated	A	684	308,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355789	REFI-CASH OUT	8.450	Stated	A-	585	363,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355839	PURCHASE	6.850	Stated	A	780	380,000.00	379,950	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5355854	REFI-CASH OUT	5.500	Stated	AA	678	133,000.00	0	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5355888	REFI-CASH OUT	8.600	Full	A-	551	149,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355896	REFI-NO CASHOUT	10.300	Full	B	481	223,000.00	0	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5355912	REFI-NO CASHOUT	7.700	Full	A	640	80,000.00	0	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5355938	REFI-CASH OUT	8.400	Full	A-	538	88,300.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355953	PURCHASE	6.800	Full	A	703	210,000.00	208,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5355995	REFI-CASH OUT	10.350	Full	A-	484	212,500.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5356035	REFI-NO CASHOUT	5.750	Stated	A	614	438,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356043	PURCHASE	5.875	Stated	AA	669	330,000.00	330,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5356050	PURCHASE	7.850	Stated	AA	657	104,500.00	102,550	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5356084	REFI-CASH OUT	7.200	Stated	A	632	500,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5356092	PURCHASE	6.800	Stated	A	644	299,000.00	295,000	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5356100	PURCHASE	7.850	Stated	AA	679	127,000.00	127,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356126	PURCHASE	6.350	Stated	A	688	195,000.00	194,700	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356175	PURCHASE	5.875	Stated	AA	671	390,000.00	388,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356191	PURCHASE	6.450	Full	A	663	81,000.00	81,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356217	REFI-CASH OUT	5.750	Stated	AA	645	365,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356225	REFI-CASH OUT	10.900	Full	B-	543	260,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5356233	REFI-CASH OUT	9.800	Full	B	489	188,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5356258	PURCHASE	8.750	Stated	AA	671	168,000.00	166,000	1	5/12/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5356274	REFI-CASH OUT	7.100	Stated	A	625	310,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356308	REFI-CASH OUT	7.200	Full	A	636	114,800.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356316	PURCHASE	8.750	Stated	A-	581	133,000.00	130,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5356324	REFI-CASH OUT	7.900	Stated	B	614	135,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356357	REFI-CASH OUT	7.650	Stated	AA	609	150,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356365	PURCHASE	7.300	Stated	A	687	365,000.00	365,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356407	REFI-CASH OUT	6.875	Stated	AA	700	280,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356415	PURCHASE	7.850	Full	A	611	195,185.00	195,185	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356464	REFI-CASH OUT	6.900	Full	AA	725	245,000.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5356472	REFI-CASH OUT	11.050	Full	B	543	46,800.00	0	1	5/8/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5356506	REFI-CASH OUT	7.000	Stated	AA	641	205,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356522	PURCHASE	6.850	Full	A	670	198,000.00	198,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356555	PURCHASE	10.550	Full	B	503	58,500.00	54,000	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5356571	REFI-CASH OUT	9.700	Full	A-	482	80,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356621	PURCHASE	8.300	Full	B	583	87,500.00	87,500	1	6/12/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5356639	PURCHASE	6.450	Stated	A	677	392,000.00	385,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356654	REFI-CASH OUT	8.800	Full	AA	628	170,000.00	0	1	5/7/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5356662	REFI-NO CASHOUT	11.850	Full	B	487	61,000.00	0	1	6/18/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5356670	REFI-CASH OUT	7.000	Stated	AA	687	73,900.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356696	REFI-CASH OUT	6.850	Full	A	633	159,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356720	REFI-CASH OUT	11.300	Full	B-	524	120,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5356746	REFI-NO CASHOUT	10.300	Full	B	544	102,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356779	PURCHASE	7.300	Full	B	582	278,000.00	277,000	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5356795	PURCHASE	7.600	Full	A	648	66,000.00	66,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356829	REFI-CASH OUT	6.500	Stated	A	602	151,000.00	0	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5356852	REFI-CASH OUT	7.450	Full	A	678	195,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356860	PURCHASE	6.100	Full	A	661	318,000.00	315,500	1	5/28/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5356894	PURCHASE	7.400	Stated	A	663	255,000.00	250,000	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356902	REFI-CASH OUT	7.000	Stated	AA	687	73,900.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356936	PURCHASE	7.200	Stated	A	673	151,000.00	142,000	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356951	REFI-CASH OUT	7.275	Full	A	605	150,000.00	0	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5356969	REFI-CASH OUT	6.750	Stated	AA	698	220,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5356977	REFI-CASH OUT	7.600	Stated	B	682	162,000.00	0	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5356985	REFI-CASH OUT	7.450	Full	A	688	270,000.00	0	1	5/20/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5357033	PURCHASE	6.600	Full	A	630	337,000.00	336,044	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5357058	PURCHASE	5.850	Full	A	759	365,000.00	365,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357074	PURCHASE	7.100	Stated	A	691	185,000.00	179,500	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5357090	PURCHASE	8.750	Full	A-	582	110,000.00	109,600	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357108	REFI-NO CASHOUT	7.000	Stated	AA	687	74,500.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357124	REFI-CASH OUT	6.600	Stated	A	649	355,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357140	PURCHASE	7.550	Stated	B	733	145,000.00	145,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357181	REFI-CASH OUT	6.800	Stated	AA	657	130,000.00	0	1	6/18/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5357199	PURCHASE	8.800	Full	B	575	98,000.00	89,452	1	4/21/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5357207	REFI-CASH OUT	8.550	Full	A-	567	75,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357215	PURCHASE	8.350	Stated	A	789	500,000.00	500,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5357249	REFI-CASH OUT	7.000	Stated	AA	687	73,900.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357256	PURCHASE	7.550	Stated	A	749	350,000.00	350,000	1	6/4/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5357314	REFI-NO CASHOUT	9.900	Full	A-	487	79,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357330	REFI-CASH OUT	7.000	Stated	AA	687	73,900.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357355	REFI-CASH OUT	6.375	Stated	AA	661	215,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5357371	PURCHASE	6.850	Stated	A	725	235,000.00	228,500	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357405	PURCHASE	10.600	Full	A-	517	52,000.00	50,000	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5357421	REFI-CASH OUT	7.000	Stated	AA	687	73,900.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357462	PURCHASE	7.500	Stated	A	666	260,000.00	260,000	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357470	REFI-CASH OUT	6.500	Full	AA	673	215,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357496	REFI-CASH OUT	8.450	Stated	A	622	77,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5357512	PURCHASE	6.950	Limited	A-	663	138,000.00	138,000	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5357553	REFI-NO CASHOUT	9.050	Full	A-	483	254,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357579	REFI-CASH OUT	8.600	Stated	A-	533	415,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357587	REFI-CASH OUT	7.000	Stated	AA	687	73,900.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357595	REFI-CASH OUT	9.750	Stated	A	684	52,500.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357611	PURCHASE	6.800	Full	A	649	98,000.00	97,628	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5357629	REFI-CASH OUT	9.600	Full	A-	499	188,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5357637	REFI-CASH OUT	11.350	Full	B-	525	42,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357660	PURCHASE	9.300	Full	A-	562	91,000.00	80,000	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5357678	REFI-CASH OUT	10.750	Stated	A	629	61,000.00	0	1	4/28/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5357728	REFI-CASH OUT	7.300	Full	A	653	132,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357736	REFI-CASH OUT	7.900	Stated	A-	521	119,000.00	0	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5357751	REFI-CASH OUT	7.350	Full	A-	558	135,700.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357769	PURCHASE	10.050	Full	B	458	85,000.00	85,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357785	REFI-CASH OUT	12.200	Full	C	541	70,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357793	REFI-NO CASHOUT	10.350	Full	B-	534	100,000.00	0	1	6/17/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5357827	REFI-NO CASHOUT	11.050	Full	B-	532	155,000.00	0	1	5/28/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5357843	REFI-CASH OUT	9.100	Stated	B-	574	195,000.00	0	1	4/30/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5357868	REFI-CASH OUT	8.000	Stated	AA	671	179,000.00	0	1	4/28/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5357926	REFI-CASH OUT	11.350	Full	B-	512	50,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5357967	PURCHASE	8.800	Full	B	626	88,500.00	88,500	1	5/7/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5357975	REFI-CASH OUT	7.150	Full	A-	601	213,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5357983	REFI-CASH OUT	8.050	Full	A-	490	125,000.00	0	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5358015	PURCHASE	7.500	Stated	A	650	164,900.00	164,900	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358023	REFI-CASH OUT	10.050	Full	A-	483	210,000.00	0	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5358049	REFI-CASH OUT	10.800	Full	B	481	67,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358056	PURCHASE	7.000	Stated	AA	678	120,000.00	120,000	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5358080	PURCHASE	9.050	Stated	A	600	50,000.00	49,900	1	5/29/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5358064	PURCHASE	9.350	Full	B	533	65,000.00	65,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358114	PURCHASE	8.600	Stated	A	706	440,000.00	439,800	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.384 WA Rate — 16,143 Loan Count
332.83 WA Rterm — $1,551,132,816.13 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PNI	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5358130	74510819	URIAS	13606 W CYPRESS STREET	GOODYEAR	AZ	85338	OWNER-OCC	PUD	360	80.00	99.99	6.875	6/1/2003	5/1/2033	919.69	139,897.00	139,876.38	139,761.08	ARM	4.900	12.875	6.875	1.000	1.000	5/1/2005	PURCHASE	6.875	Stated	A	657	175,000.00	174,997	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358148	74510827	OUIDIE	150 LAKE VIEW DRIVE #204	WESTON	FL	33326	OWNER-OCC	CONDO	360	80.00	100.00	6.800	6/1/2003	5/1/2033	646.71	99,200.00	99,057.55	98,972.17	ARM	4.900	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE	6.800	Stated	A	651	124,000.00	124,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358155	74510835	PAZOS	12138 MOLETTE ST	NORWALK	CA	90650	OWNER-OCC	SFR	360	80.00	100.00	7.550	6/1/2003	5/1/2033	927.49	132,000.00	131,803.90	131,602.00	ARM	4.900	13.550	7.550	1.000	1.000	5/1/2005	PURCHASE	7.550	Stated	A	654	165,000.00	165,000	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5358189	74510843	OTTO	25 S KELLER PARK DR	APPLETON	WI	54914	OWNER-OCC	SFR	360	90.00	0.00	7.250	6/1/2003	5/1/2033	1461.23	214,200.00	213,864.79	213,864.79	ARM	4.250	13.250	7.250	1.000	1.000	5/1/2005	REFI-CASH OUT	7.250	Stated	AA	717	238,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5358213	74510876	ADAMS	2229 STONEHAVEN DRIVE	PLAINFIELD	IL	60544	OWNER-OCC	SFR	360	90.00	0.00	8.150	6/1/2003	5/1/2033	2042.97	274,500.00	274,321.11	274,141.01	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.150	Full	A-	586	305,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358247	74510900	ZEPEDA	8070 FREMONT STREET	RIVERSIDE	CA	92504	OWNER-OCC	SFR	240	75.00	0.00	8.600	7/1/2003	6/1/2023	732.69	97,500.00	97,303.56	97,303.56	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.400	Full	A	609	130,000.00	0	1	5/20/2003	239	7/1/2003	Group I	6 MO LIBOR	6	N
5358262	74510926	BLAND	3428 E 6TH STREET	KANSAS CITY	MO	64124	OWNER-OCC	SFR	360	80.00	100.00	10.800	6/1/2003	5/1/2033	599.84	64,000.00	63,976.00	63,951.84	ARM	6.800	16.800	10.800	1.000	1.000	5/1/2005	PURCHASE	10.800	Full	B	527	80,000.00	80,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358270	74510934	KEWISH	33105 SANTIAGO RD 84	ACTON	CA	93510	NON OWNER	CONDO	360	48.78	0.00	6.600	6/1/2003	5/1/2033	638.66	100,000.00	99,911.34	99,823.19	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.600	Stated	A	788	205,000.00	205,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358288	74510942	FORRESTER	1410 PARKLAND RD	DE SOTO	MO	63020	OWNER-OCC	SFR	360	71.25	0.00	10.100	6/1/2003	5/1/2033	504.44	57,000.00	56,950.41	56,950.41	ARM	5.900	16.100	10.100	1.000	1.000	5/1/2005	REFI-CASH OUT	10.100	Full	B	503	80,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5358296	74510959	LONDON	42842 70TH STREET WEST	LANCASTER	CA	93536	OWNER-OCC	SFR	360	79.81	0.00	6.375	6/1/2003	5/1/2033	1891.58	303,200.00	302,882.13	302,558.61	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.375	Stated	AA	753	379,000.00	379,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358320	74511015	TILTON	1404 SQUIRREL RUN ROAD	HEMINGWAY	SC	29554	OWNER-OCC	MANU/MOBIL	360	60.00	0.00	9.650	6/1/2003	5/1/2033	689.64	81,000.00	80,961.38	80,922.46	ARM	5.750	15.650	9.650	1.000	1.000	5/1/2005	REFI-CASH OUT	9.650	Full	A-	525	90,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358338	74511023	SOLANO	3875 W 83RD AVENUE	ARVADA	CO	80003	OWNER-OCC	SFR	360	77.90	0.00	8.850	7/1/2003	6/1/2033	1471.81	185,400.00	185,400.00	185,295.52	ARM	5.750	14.850	8.850	1.000	1.000	6/1/2005	REFI-CASH OUT	8.850	Stated	A-	600	238,000.00	0	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5358379	74511064	BUCHHOLZ	4430 UTICA STREET	DENVER	CO	80212	OWNER-OCC	SFR	360	53.83	0.00	6.000	6/1/2003	5/1/2033	758.44	126,500.00	126,247.48	126,247.48	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.000	Full	AA	648	235,000.00	0	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5358411	74511106	MARTINEZ	810 VISTA BOULEVARD	PAGOSA SPRINGS	CO	81147	OWNER-OCC	MANU/MOBIL	360	63.60	0.00	8.350	7/1/2003	6/1/2033	674.9	89,000.00	88,944.39	88,844.39	ARM	4.500	14.350	8.350	1.000	1.000	6/1/2005	REFI-CASH OUT	8.350	Full	A	656	[illegible]	0	1	5/7/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5358445	74511130	OVERHOLSER	1010 SW DEL RIO BOULEVARD	PORT ST LUCIE	FL	34953	OWNER-OCC	SFR	360	85.00	0.00	8.850	6/1/2003	5/1/2033	1045.91	131,750.00	131,675.75	131,600.85	ARM	5.900	14.850	8.850	1.000	1.000	5/1/2005	REFI-CASH OUT	8.850	Full	B	571	155,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358452	74511148	NAIL	12184 SUNFLOWER STREET	BROOMFIELD	CO	80020	OWNER-OCC	PUD	360	90.00	0.00	7.400	6/1/2003	5/1/2033	1495.53	216,000.00	215,836.45	215,671.80	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.400	Stated	AA	693	240,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358494	74511188	MUZZIPAPA	1810 N CORONA STREET	COLORADO SPRINGS	CO	80907	OWNER-OCC	SFR	360	53.13	0.00	6.750	6/1/2003	5/1/2033	1102.62	170,000.00	169,705.58	169,705.58	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Stated	AA	687	320,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5358544	74511239	BURKETT	3408 W CHEROKEE AVE	TAMPA	FL	33611	OWNER-OCC	SFR	360	89.07	0.00	8.990	6/1/2003	5/1/2033	694.58	86,400.00	86,352.70	86,305.05	ARM	5.750	14.990	8.990	1.000	1.000	5/1/2005	REFI-CASH OUT	8.990	Full	A-	570	97,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358551	74511247	SCOTT	7016 CHULA VISTA WAY	TRUSSVILLE	AL	35173	OWNER-OCC	SFR	360	80.00	100.00	6.990	7/1/2003	6/1/2033	1291.53	194,320.00	194,320.00	194,160.39	ARM	4.990	12.990	6.990	1.000	1.000	6/1/2005	PURCHASE	6.990	Full	A	610	244,000.00	242,900	1	5/27/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5358569	74511254	ANKOANDA	205 FAYETTEVILLE ROAD	DECATUR	GA	30030	NON OWNER	SFR	360	78.92	0.00	6.000	7/1/2003	6/1/2033	1798.65	300,000.00	300,000.00	299,701.34	ARM	4.250	12.000	6.000	1.000	1.000	6/1/2005	PURCHASE	6.000	Stated	AA	675	380,000.00	380,000	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5358585	74511270	BUSIC	11578 CLAYMORE STREET	SANTA FE SPRINGS	CA	90670	OWNER-OCC	SFR	360	80.00	100.00	5.600	6/1/2003	5/1/2033	1285.94	224,000.00	223,759.39	223,517.66	ARM	4.900	11.600	5.600	1.000	1.000	5/1/2005	PURCHASE	5.600	Full	A	787	280,000.00	280,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358593	74511288	MCLAUGHLIN	818 MAYNE STREET	GYPSUM	CO	81637	OWNER-OCC	SFR	360	40.40	0.00	6.525	7/1/2003	6/1/2033	1267.43	200,000.00	200,000.00	199,820.07	ARM	4.900	12.525	6.525	1.000	1.000	6/1/2005	PURCHASE	6.525	Stated	A	601	495,000.00	495,000	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5358650	74511346	COLEMAN	1181 GALENA STREET	AURORA	CO	80010	OWNER-OCC	SFR	360	80.00	0.00	6.625	6/1/2003	5/1/2033	860.58	134,400.00	134,281.42	134,162.19	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.625	Full	AA	640	173,000.00	168,000	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358668	74511353	BENNETT FIELDS	ROUTE 1 BOX 186 C	HARDEEVILLE	SC	29927	OWNER-OCC	MANU/MOBIL	360	50.00	0.00	8.900	7/1/2003	6/1/2033	861.74	108,000.00	107,938.76	107,938.76	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.900	Full	A-	585	[illegible]	0	1	6/3/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5358676	74511361	MARTINEZ	14328 HERRON STREET	LOS ANGELES	CA	91342	OWNER-OCC	SFR	360	75.00	0.00	8.450	7/1/2003	6/1/2033	1389.16	181,500.00	181,500.00	181,388.90	ARM	5.950	14.450	8.450	1.000	1.000	6/1/2005	REFI-CASH OUT	8.450	Stated	B	640	242,000.00	0	1	5/21/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5358684	74511379	JAUREGUI	848 S GRETTA AVENUE	WEST COVINA	CA	91790	OWNER-OCC	SFR	360	90.00	0.00	7.900	6/1/2003	5/1/2033	2027.79	279,000.00	278,808.96	278,616.66	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.900	Stated	AA	711	310,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358692	74511387	ALLEN	3854 PEARL VALLEY ROAD	SEVIERVILLE	TN	37876	OWNER-OCC	MANU/MOBIL	360	90.00	0.00	8.400	6/1/2003	5/1/2033	548.53	72,000.00	71,907.68	71,907.68	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.400	Full	A	635	80,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5358700	74511395	WILLARD	1377 DAVID MULLIS ROAD	RENTZ	GA	31075	OWNER-OCC	MANU/MOBIL	360	74.12	0.00	10.650	6/1/2003	5/1/2033	583.37	63,000.00	62,951.30	62,951.30	ARM	6.250	16.650	10.650	1.000	1.000	5/1/2005	REFI-NO CASHOUT	10.650	Full	B-	521	85,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5358726	74511411	MURCIA	1778 MENTONE AVE	PASADENA	CA	91103	OWNER-OCC	SFR	360	79.92	0.00	6.600	7/1/2003	6/1/2033	1309.26	205,000.00	205,000.00	204,818.24	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.600	Full	A	708	256,500.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5358734	74511429	CEPEDA	7808 VIA FOGGIA	LOS ANGELES	CA	91504	OWNER-OCC	CONDO	360	80.00	100.00	7.500	6/1/2003	5/1/2033	1762.03	252,000.00	251,812.97	251,624.77	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.500	Stated	A	668	325,000.00	315,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358825	74511510	ESPARZA	1027 N ORANGE AVENUE	AZUSA	CA	91702	OWNER-OCC	SFR	360	85.00	0.00	7.200	6/1/2003	5/1/2033	1615.52	238,000.00	237,812.48	237,623.83	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.200	Stated	AA	680	280,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358833	74511528	GAMBOA	85335 ARABY AVENUE	COACHELLA	CA	92236	OWNER-OCC	SFR	180	60.00	0.00	7.400	6/1/2003	5/1/2018	552.61	60,000.00	59,633.25	59,633.25	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.400	Full	A	603	100,000.00	0	1	4/30/2003	179	7/1/2003	Group I	6 MO LIBOR	6	N
5358841	74511536	HEKIMYAN	6853 N TROOST AVENUE	LOS ANGELES	CA	91606	OWNER-OCC	2-4 UNITS	360	61.90	0.00	6.875	6/1/2003	5/1/2033	1349.99	205,500.00	205,265.34	205,091.35	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.875	Full	A	621	332,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358858	74511627	LUKOVSKYY	8375 LANDINGS	DES PLAINES	IL	60016	OWNER-OCC	CONDO	360	90.00	0.00	10.100	6/1/2003	5/1/2033	1067.28	120,600.00	120,429.39	120,429.39	ARM	5.750	16.100	10.100	1.000	1.000	5/1/2005	PURCHASE	10.100	Full	A-	558	134,000.00	134,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5358874	74511635	SANCHEZ	2931 FAULKNER PLACE	KENSINGTON	MD	20895	OWNER-OCC	SFR	360	80.00	0.00	6.750	7/1/2003	6/1/2033	1686.36	260,000.00	260,000.00	259,776.14	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Stated	AA	656	325,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5358890	74511650	HEIN	408 W ANDERSON COURT	CROWN POINT	IN	46307	OWNER-OCC	SFR	360	95.00	0.00	7.350	7/1/2003	6/1/2033	1047.24	152,000.00	152,000.00	151,883.76	ARM	4.250	13.350	7.350	1.000	1.000	6/1/2005	PURCHASE	7.350	Stated	AA	724	160,000.00	160,000	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5359002	74511692	CLIPPARD	1443 HAMLET ST	COLUMBUS	OH	43201	NON OWNER	2-4 UNITS	360	80.00	0.00	7.875	6/1/2003	5/1/2033	583.86	80,800.00	80,744.39	80,688.42	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.875	Stated	AA	708	101,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358957	74511718	WRAY	750 WILLOW WAY	PRINCE FREDERICK	MD	20678	OWNER-OCC	SFR	360	85.00	0.00	7.150	6/1/2003	5/1/2033	1722.29	255,000.00	254,525.94	254,525.94	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.150	Full	A	614	300,000.00	0	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5358973	74511734	LOWE	13300 TIMBERCREST RD	FOUNTAIN	FL	32438	OWNER-OCC	MANU/MOBIL	360	90.00	0.00	7.900	6/1/2003	5/1/2033	503.66	69,300.00	69,251.74	69,203.97	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.900	Full	A-	642	77,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5358981	74511742	MEYER	22378 HIGHWAY 34	GREELEY	CO	80631	OWNER-OCC	SFR	360	90.00	0.00	8.000	6/1/2003	5/1/2033	1994.38	271,830.00	271,611.58	271,427.94	ARM	5.250	14.000	8.000	1.000	1.000	5/1/2005	REFI-CASH OUT	8.000	Full	A-	654	302,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359021	74511783	NGUYEN	6290-6292 3RD STREET	SAN FRANCISCO	CA	94124	OWNER-OCC	2-4 UNITS	360	80.00	0.00	7.200	7/1/2003	6/1/2033	1113.22	164,000.00	164,000.00	163,870.78	ARM	4.990	13.200	7.200	1.000	1.000	6/1/2005	PURCHASE	7.200	Stated	A	682	350,000.00	205,000	1	5/18/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5359047	74511809	LOPEZ	1352-1354 MONTEREY STREET	RICHMOND	CA	94804	OWNER-OCC	2-4 UNITS	360	80.00	100.00	7.400	6/1/2003	5/1/2033	1988.52	287,200.00	286,982.55	286,763.76	ARM	4.990	13.400	7.400	1.000	1.000	5/1/2005	PURCHASE	7.400	Stated	A	656	359,000.00	359,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359062	74511825	DAVIDSON	1324 JENNINGS PARK WAY	SANTA ROSA	CA	95403	NON OWNER	SFR	360	70.00	0.00	6.975	7/1/2003	6/1/2033	1825.64	275,100.00	274,873.38	274,873.38	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.975	Stated	A	626	393,000.00	393,000	1	5/22/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5359070	74511833	ALMAZAN	132 COUNTY ROAD 247	GEORGETOWN	TX	78628	OWNER-OCC	MANU/MOBIL	360	85.00	100.00	9.600	6/1/2003	5/1/2033	966.06	113,900.00	113,843.30	113,787.89	ARM	5.990	15.600	9.600	1.000	1.000	5/1/2005	PURCHASE	9.600	Full	B	620	134,000.00	134,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359112	74511874	GIBSON	14502 BARKER MARSH DR	CYPRESS	TX	77429	OWNER-OCC	SFR	360	76.92	0.00	11.950	6/1/2003	5/1/2033	1639.60	160,000.00	159,953.70	159,906.84	ARM	5.750	17.950	11.950	1.000	1.000	5/1/2005	REFI-CASH OUT	11.950	Stated	A-	473	208,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359120	74838305	FOOLE III	23741 EMERALD TRAIL	DEER TRAIL	CO	80105	OWNER-OCC	SFR	360	80.00	0.00	6.500	6/1/2003	5/1/2033	1213.58	192,000.00	192,000.00	191,651.90	ARM	4.560	12.500	6.500	1.000	1.000	5/1/2005	PURCHASE	6.500	Stated	A	673	240,000.00	240,000	1	5/8/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5359138	74511890	ZAKARIA	8100 LEONORA ST #E-1	HOUSTON	TX	77061	OWNER-OCC	CONDO	360	80.00	0.00	10.500	7/1/2003	6/1/2033	365.9	40,000.00	40,000.00	39,984.10	ARM	5.750	16.500	10.500	1.000	1.000	6/1/2005	PURCHASE	10.500	Stated	A-	529	50,500.00	50,000	1	5/30/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5359146	74511908	RODRIGUEZ	4821 W WARWICK AVE	CHICAGO	IL	60641	OWNER-OCC	2-4 UNITS	360	80.00	0.00	5.750	6/1/2003	5/1/2033	1774.07	304,000.00	303,682.60	303,363.65	ARM	4.250	11.750	5.750	1.000	1.000	5/1/2005	REFI-CASH OUT	5.750	Stated	AA	730	380,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359179	74511932	GONZALES	1065 NOME STREET	DENVER	CO	80220	OWNER-OCC	SFR	360	80.00	100.00	6.700	6/1/2003	5/1/2033	722.72	112,000.00	111,902.61	111,804.66	ARM	4.990	12.700	6.700	1.000	1.000	5/1/2005	PURCHASE	6.700	Stated	A	673	141,000.00	140,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359211	74511973	BRADY	15501 LANG RD	HICKORY CORNERS	MI	49060	OWNER-OCC	SFR	360	85.00	99.86	9.250	6/1/2003	5/1/2033	1034.93	125,800.00	125,734.78	125,669.06	ARM	5.750	15.250	9.250	1.000	1.000	5/1/2005	PURCHASE	9.250	Full	A-	568	151,000.00	148,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359229	74511981	FORBES	96141 HATHORN ROAD	COQUILLE	OR	97423	OWNER-OCC	SFR	360	90.00	0.00	8.250	6/1/2003	5/1/2033	1183.71	168,000.00	167,879.30	167,663.51	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	8.250	Full	A	683	210,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359260	74512021	MARQUEZ	1827 W 25TH STREET	ODESSA	TX	79763	OWNER-OCC	SFR	360	85.00	89.91	11.100	6/1/2003	5/1/2033	558.9	58,225.00	58,204.69	58,184.17	ARM	6.250	17.100	11.100	1.000	1.000	5/1/2005	PURCHASE	11.100	Full	B-	501	68,500.00	68,500	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359294	74512054	REYES	7221 DUNMORE PLACE	RANCHO CUCAMONGA	CA	91739	OWNER-OCC	SFR	360	85.00	0.00	6.350	6/1/2003	5/1/2033	1094.43	175,950.00	175,786.24	175,621.61	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.350	Stated	AA	683	207,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359328	74512070	GRANADOS DE Q	3080 S VALENTIA STREET	DENVER	CO	80231	OWNER-OCC	SFR	360	78.67	0.00	6.625	6/1/2003	5/1/2033	1133.36	177,000.00	176,843.83	176,686.80	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.625	Stated	AA	710	225,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359336	74512088	HAYES	908 GUNTER AVENUE	GUNTERSVILLE	AL	35976	OWNER-OCC	SFR	360	80.00	100.00	7.300	6/1/2003	5/1/2033	532.01	77,600.00	77,440.06	77,378.14	ARM	4.990	13.300	7.300	1.000	1.000	5/1/2005	PURCHASE	7.300	Stated	A	645	101,000.00	97,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359351	74512104	BUCHHORN	1656 YUCCA PARK	SCHERTZ	TX	78154	OWNER-OCC	PUD	360	80.00	0.00	9.850	7/1/2003	6/1/2033	1428.01	164,800.00	164,800.00	164,724.73	ARM	5.990	15.850	9.850	1.000	1.000	6/1/2005	REFI-CASH OUT	9.850	Limited	B	476	206,000.00	0	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5359369	74512112	NELSON	62710 430TH STREET	FRANKLIN	MN	55333	2ND HOME	SFR	360	75.00	0.00	7.000	4/1/2003	3/1/2033	424.44	63,750.00	63,697.73	63,645.16	ARM	4.990	13.000	7.000	1.000	1.000	5/1/2005	PURCHASE	7.000	Stated	A	665	85,000.00	85,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359385	74512138	BALDERAS	1949 ROSEDAL DR	BROWNSVILLE	TX	78521	OWNER-OCC	SFR	360	80.00	100.00	9.200	6/1/2003	5/1/2033	425.91	52,000.00	51,972.67	51,945.22	ARM	5.750	15.200	9.200	1.000	1.000	5/1/2005	PURCHASE	9.200	Stated	A-	560	65,000.00	65,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359401	74512153	RESURRECCION	8521 PANAMA DRIVE	BUENA PARK	CA	90620	OWNER-OCC	SFR	360	90.00	0.00	6.500	6/1/2003	5/1/2033	1763.47	279,000.00	278,747.78	278,494.19	ARM	4.750	12.500	6.500	1.000	1.000	5/1/2005	PURCHASE	6.500	Full	AA	631	310,000.00	310,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359427	74512179	BOOTH	808 N TRUMBULL	CHICAGO	IL	60651	OWNER-OCC	SFR	360	85.00	0.00	9.700	6/1/2003	5/1/2033	1119.83	130,900.00	130,838.28	130,776.08	ARM	6.250	15.700	9.700	1.000	1.000	5/1/2005	REFI-CASH OUT	9.700	Full	B-	573	154,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359443	74512195	MOSES SR	2435 2437 76TH AVENUE	OAKLAND	CA	94605	OWNER-OCC	2-4 UNITS	360	80.00	100.00	6.350	6/1/2003	5/1/2033	1144.92	184,000.00	183,828.75	183,656.59	ARM	4.990	12.350	6.350	1.000	1.000	5/1/2005	PURCHASE	6.350	Full	A	710	275,000.00	230,000	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359476	74512229	TURNER	1013 EASTWOOD DRIVE	MT PLEASANT	TX	75455	OWNER-OCC	SFR	360	80.00	100.00	7.150	6/1/2003	5/1/2033	807.79	119,600.00	119,408.09	119,408.09	ARM	4.990	13.150	7.150	1.000	1.000	5/1/2005	PURCHASE	7.150	Full	A	615	157,000.00	149,500	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5359518	74512260	CARTER	8201 CAMINO COLEGIO UNIT 112	ROHNERT PARK	CA	94928	OWNER-OCC	CONDO	360	80.00	100.00	6.500	7/1/2003	6/1/2033	1157.95	183,200.00	183,034.38	183,034.38	ARM	4.990	12.500	6.500	1.000	1.000	6/1/2005	PURCHASE	6.500	Stated	A	724	229,000.00	229,000	1	5/6/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5359534	74512286	POKRYWKA	351 VALLEY ROAD	LANGHORNE	PA	19047	OWNER-OCC	SFR	360	80.00	0.00	8.800	7/1/2003	6/1/2033	1027.36	130,000.00	129,925.97	129,925.97	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.800	Stated	A	648	182,500.00	162,500	1	5/9/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5359542	74512294	SHAPAN	34 52 65TH ST	WOODSIDE	NY	11377	OWNER-OCC	2-4 UNITS	360	80.00	95.00	7.150	8/1/2003	7/1/2033	2334.21	345,600.00	345,600.00	345,600.00	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.150	Stated	A	740	435,000.00	432,000	1	6/2/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5359567	74512310	PRICE	8201 CAMINO COLEGIO #168	ROHNERT PARK	CA	94928	OWNER-OCC	CONDO	360	80.00	100.00	6.850	7/1/2003	6/1/2033	1161.12	177,200.00	177,050.40	177,050.40	ARM	4.990	12.850	6.850	1.000	1.000	6/1/2005	PURCHASE	6.850	Stated	A	742	222,000.00	221,500	1	5/7/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5359617	74512351	BUSSERT	8 GREENWOODS DRIVE	BERKELEY SPRINGS	WV	25411	OWNER-OCC	SFR	360	80.00	100.00	8.200	6/1/2003	5/1/2033	951.15	127,200.00	127,118.05	127,035.54	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.200	Full	A	608	161,000.00	159,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359625	74512369	MALLERY	2701 TRUXILLO STREET	HOUSTON	TX	77004	OWNER-OCC	SFR	360	80.00	0.00	9.600	6/1/2003	5/1/2033	1153.5	136,000.00	135,934.50	135,868.48	ARM	4.990	15.600	9.600	1.000	1.000	5/1/2005	REFI-CASH OUT	9.600	Stated	A-	584	170,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359633	74512377	RAMIREZ	445 SAGUA LA GRANDE AVE	BROWNSVILLE	TX	78526	NON OWNER	SFR	180	54.46	0.00	6.750	6/1/2003	5/1/2018	486.71	55,000.00	54,822.67	54,644.34	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Stated	AA	647	101,000.00	0	1	5/1/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5359641	74512385	SCHRIVER	11830 SHOEMAKER AVENUE	WHITTIER	CA	90605	NON OWNER	SFR	360	70.00	0.00	6.875	6/1/2003	5/1/2033	689.78	105,000.00	104,911.78	104,722.48	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.875	Stated	A	643	150,000.00	0	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359658	74512401	LANDERS	3432 HUFF LANE	SEVIERVILLE	TN	37876	OWNER-OCC	MANU/MOBIL	360	78.65	0.00	9.850	6/1/2003	5/1/2033	613.79	70,000.00	69,937.48	69,937.66	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.800	Full	A-	549	89,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5359708	74512443	GARRICKS	10875 BRAES BEND DR	HOUSTON	TX	77071	OWNER-OCC	SFR	360	80.00	0.00	10.800	8/1/2003	7/1/2033	338.38	38,600.00	38,600.00	38,600.00	ARM	5.750	16.800	10.800	1.000	1.000	7/1/2005	REFI-CASH OUT	10.800	Full	A-	524	48,000.00	0	1	6/13/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5359716	74512450	CROFT	31508 332ND ST EAST	ASHFORD	WA	98304	OWNER-OCC	SFR	360	80.00	100.00	7.250	7/1/2003	6/1/2033	431.14	63,200.00	63,150.69	63,150.69	ARM	4.990	13.250	7.250	1.000	1.000	6/1/2005	PURCHASE	7.250	Full	A	653	79,000.00	79,000	1	5/9/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5359724	74512468	NOBLE	270 PINE STREET	SAN ANDREAS	CA	95249	OWNER-OCC	SFR	360	73.17	0.00	8.600	6/1/2003	5/1/2033	931.22	120,000.00	119,928.78	119,857.05	ARM	5.990	14.600	8.600	1.000	1.000	5/1/2005	REFI-CASH OUT	8.600	Stated	B	588	164,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359757	74512492	GALLOWAY	1125 FLORIDA AVENUE	RICHMOND	CA	94804	OWNER-OCC	SFR	360	80.00	100.00	6.850	6/1/2003	5/1/2033	1625.05	248,000.00	247,790.62	247,580.04	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Stated	A	703	310,000.00	310,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359765	74512500	RIVERA	4575 GENOA STREET	DENVER	CO	80249	OWNER-OCC	SFR	360	80.00	100.00	7.100	6/1/2003	5/1/2033	967.48	143,960.00	143,844.30	143,727.82	ARM	4.990	13.100	7.100	1.000	1.000	5/1/2005	PURCHASE	7.100	Full	A	628	187,000.00	179,950	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359815	74512559	CRUISE	8443 N 36TH AVENUE	PHOENIX	AZ	85051	OWNER-OCC	SFR	360	90.00	0.00	7.550	6/1/2003	5/1/2033	841.07	119,700.00	119,612.04	119,523.53	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005	REFI-CASH OUT	7.550	Full	A	661	133,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359823	74512567	AARON	11000 WENDING LANE	LEAVENWORTH	WA	98826	OWNER-OCC	SFR	360	80.00	100.00	6.350	6/1/2003	5/1/2033	1159.85	186,400.00	186,226.52	186,052.12	ARM	4.990	12.350	6.350	1.000	1.000	5/1/2005	PURCHASE	6.350	Stated	A	731	233,000.00	233,000	1	5/7/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359864	74512609	PEARSON	5780 HACIENDA AVE	GLENEDEN BEACH	OR	97388	OWNER-OCC	PUD	360	74.93	0.00	10.150	6/1/2003	5/1/2033	888.68	100,000.00	99,957.15	99,913.94	ARM	6.250	16.150	10.150	1.000	1.000	5/1/2005	PURCHASE	10.150	Full	B	540	134,000.00	130,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359872	74512617	NORKAITIS	2404 MILWAUKEE STREET	CLARKS SUMMIT	PA	18411	OWNER-OCC	SFR	180	90.00	0.00	6.550	6/1/2003	5/1/2018	1038.15	118,800.00	118,410.30	118,018.47	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.550	Stated	AA	645	132,000.00	0	1	4/30/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5359880	74512625	MALONEY	530 N DEER DRIVE	OTIS	OR	97368	OWNER-OCC	SFR	360	55.56	0.00	6.450	6/1/2003	5/1/2033	503.03	80,000.00	79,853.55	79,853.55	ARM	4.990	12.450	6.450	1.000	1.000	5/1/2005	REFI-CASH OUT	6.450	Stated	A	674	144,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5359898	74512633	TEMPLIN	4922 198TH PL NE	ARLINGTON	WA	98223	OWNER-OCC	SFR	360	86.59	0.00	7.050	7/1/2003	6/1/2033	986.28	147,500.00	147,380.28	147,380.28	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.050	Full	AA	656	168,500.00	0	1	5/14/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5359922	74512666	MARBA	11970 CRESCENT DRIVE	GRASS VALLEY	CA	95945	OWNER-OCC	MANU/MOBIL	360	74.00	0.00	6.350	6/1/2003	5/1/2033	1381.37	222,000.00	221,793.38	221,585.67	ARM	4.990	12.350	6.350	1.000	1.000	5/1/2005	REFI-CASH OUT	6.350	Stated	A	691	300,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5359948	74512682	SANDERS	6347 22ND STREET	RIO LINDA	CA	95673	OWNER-OCC	SFR	360	75.56	0.00	6.750	6/1/2003	5/1/2033	882.1	136,000.00	135,217.05	135,217.05	ARM	4.990	12.750	6.750	1.000	1.000	5/1/2005	REFI-CASH OUT	6.750	Full	A	682	180,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5359955	74512690	BRADY	409 MARSALLA DRIVE	FOLSOM	CA	95630	OWNER-OCC	SFR	360	75.00	0.00	5.750	6/1/2003	5/1/2033	1641.3	281,250.00	280,661.31	280,661.31	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.750	Stated	AA	786	375,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5359971	74512716	PAEZ	4548 ELK COURT	ANTIOCH	CA	94531	OWNER-OCC	SFR	360	50.00	0.00	8.150	6/1/2003	5/1/2033	2243.81	301,500.00	301,302.98	301,105.42	ARM	5.750	14.150	8.150	1.000	1.000	5/1/2005	REFI-CASH OUT	8.150	Full	A-	529	335,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5360003	74512740	CAIN	10865 TYLER FOOTE RD	NEVADA CITY	CA	95959	OWNER-OCC	SFR	360	80.00	100.00	6.450	6/1/2003	5/1/2033	950.73	151,200.00	151,061.97	150,923.20	ARM	4.990	12.450	6.450	1.000	1.000	5/1/2005	PURCHASE	6.450	Stated	A	675	207,000.00	189,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5360037	74512773	MERCADO	1295 MARIAN WAY	PETALUMA	CA	94954	OWNER-OCC	SFR	360	80.00	100.00	6.100	6/1/2003	5/1/2033	1696.54	279,960.00	279,411.79	279,411.79	ARM	4.990	12.100	6.100	1.000	1.000	5/1/2005	PURCHASE	6.100	Full	A	734	350,000.00	349,950	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5360078	74512815	LEE	1454 BEL AIR DRIVE	CONCORD	CA	94521	OWNER-OCC	SFR	360	80.00	0.00	5.500	7/1/2003	6/1/2033	1521.68	268,000.00	267,706.65	267,706.65	ARM	4.250	11.500	5.500	1.000	1.000	6/1/2005	REFI-CASH OUT	5.500	Stated	AA	664	335,000.00	0	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5360094	74512831	HERNANDEZ	2405 OAGS HILL STREET	SANTA ROSA	CA	95401	OWNER-OCC	PUD	360	80.00	100.00	6.700	6/1/2003	5/1/2033	1793.88	278,000.00	277,515.23	277,515.23	ARM	4.990	12.700	6.700	1.000	1.000	5/1/2005	PURCHASE	6.700	Stated	A	660	347,500.00	347,500	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5360144	74512880	ACEVEDO SR	2735 BAUTISTA STREET	ANTIOCH	CA	94509	OWNER-OCC	SFR	360	80.00	100.00	6.600	6/1/2003	5/1/2033	1322.31	207,200.00	207,016.29	206,831.57	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600	Full	A	694	259,000.00	259,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5360177	74512914	DURHAM	439 ADELITE AVE	DAYTON	OH	45408	NON OWNER	SFR	360	70.00	90.00	6.900	7/1/2003	6/1/2033	299.94	45,500.00	45,500.00	45,479.44	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.900	Stated	A-	577	66,000.00	65,000	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5360193	74512930	AYALA JR	536 168TH AVE NE	BELLEVUE	WA	98008	OWNER-OCC	SFR	360	80.00	100.00	6.850	6/1/2003	5/1/2033	1187.33	181,200.00	180,893.17	180,893.17	ARM	4.990	12.850	6.850	1.000	1.000	5/1/2005	PURCHASE	6.850	Stated	A	688	227,000.00	226,500	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5360201	74512948	REED	13175 HUGER ROAD	BENTONVILLE	AR	72712	OWNER-OCC	SFR	360	85.00	0.00	9.850	7/1/2003	6/1/2033	1096.84	126,650.00	126,650.00	126,583.64	ARM	6.250	15.850	9.850	1.000	1.000	6/1/2005	REFI-NO CASHOUT	9.850	Full	B-	547	149,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5360243	74512971	WELCH	2044 HILBURN DRIVE SE	ATLANTA	GA	30316	NON OWNER	SFR	360	80.00	0.00	6.250	6/1/2003	5/1/2033	457.11	74,240.00	74,098.75	74,098.75	ARM	4.250	12.250	6.250	1.000	1.000	5/1/2005	PURCHASE	6.250	Stated	AA	664	100,000.00	92,800	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5360292	74513029	COY	17630 HIGHLAND VIEW DR	ARLINGTON	WA	98223	OWNER-OCC	SFR	360	85.00	0.00	6.700	6/1/2003	5/1/2033	1042.13	161,500.00	161,359.58	161,218.37	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.700	Stated	AA	708	190,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5360318	74513045	ROBERTS	3535 POPLAR STREET	EUGENE	OR	97404	OWNER-OCC	SFR	360	90.00	0.00	7.050	7/1/2003	6/1/2033	860.58	128,700.00	128,595.53	128,595.53	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.050	Stated	AA	677	144,000.00	143,000	1	5/20/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5360359	74513086	CORALLO	204 PEREIRA AVE	TRACY	CA	95376	OWNER-OCC	SFR	360	80.00	100.00	6.800	6/1/2003	5/1/2033	625.85	96,000.00	95,835.84	95,835.84	ARM	4.990	12.800	6.800	1.000	1.000	5/1/2005	PURCHASE	6.800	Full	A	650	170,000.00	120,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5360367	74513094	THOMPSON	826 CEDAR CANYON CIRCLE	GALT	CA	95632	OWNER-OCC	SFR	360	85.00	0.00	6.400	7/1/2003	6/1/2033	1089.95	174,250.00	174,250.00	174,089.38	ARM	4.250	12.400	6.400	1.000	1.000	6/1/2005	REFI-CASH OUT	6.400	Stated	AA	641	205,000.00	0	1	5/22/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5360383	74513110	RUOTOLO	2722 BLUEJAY WAY	LODI	CA	95240	OWNER-OCC	SFR	360	85.00	0.00	6.450	7/1/2003	6/1/2033	1403.7	223,250.00	223,250.00	223,113.35	ARM	4.250	12.450	6.450	1.000	1.000	6/1/2005	PURCHASE	6.450	Stated	AA	648	235,000.00	235,000	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5360400	74513136	RICCIO	14275 LORA DRIVE #77	LOS GATOS	CA	95032	NON OWNER	CONDO	360	80.00	0.00	7.350	6/1/2003	5/1/2033	716.54	104,000.00	103,920.46	103,840.43	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.350	Full	A	785	145,000.00	130,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5360425	74513151	IRION	20678 HEKEKE LN	MI WUK VILLAGE	CA	95346	NON OWNER	SFR	360	70.00	0.00	9.700	6/1/2003	5/1/2033	1089.69	127,400.00	127,339.93	127,279.37	ARM	5.990	15.700	9.700	1.000	1.000	5/1/2005	REFI-CASH OUT	9.700	Full	B	521	182,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5360441	74513169	NAVARRO	7086 TRISTAN CIRCLE	STOCKTON	CA	95210	OWNER-OCC	SFR	180	60.00	0.00	6.550	6/1/2003	5/1/2018	943.77	108,000.00	107,645.73	107,289.53	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.550	Stated	AA	651	180,000.00	0	1	5/12/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5360458	74513177	CORDOVA	1520 RIDGE ROAD	MOKELUMNE HILL	CA	95245	OWNER-OCC	SFR	360	80.00	0.00	6.250	7/1/2003	6/1/2033	797.97	129,600.00	129,353.42	129,477.03	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Full	AA	643	162,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5360468	74513185	BENHAM	3047 W DEER CREEK TRAIL	HIGHLANDS RANCH	CO	80129	OWNER-OCC	PUD	360	80.00	100.00	6.100	6/1/2003	5/1/2033	1284.71	212,000.00	211,792.96	211,584.86	ARM	4.990	12.100	6.100	1.000	1.000	5/1/2005	PURCHASE	6.100	Full	A	626	265,000.00	265,000	1	4/21/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5360506	74513227	FORBUS	900 FITZGERALD STREET	SALINAS	CA	93906	OWNER-OCC	SFR	360	80.00	99.96	6.600	6/1/2003	5/1/2033	1586.43	248,400.00	248,179.77	247,958.33	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600	Stated	A	720	310,500.00	310,500	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5360518	74513235	MALHI	1660 MICHELLE DRIVE	YUBA CITY	CA	95993	OWNER-OCC	SFR	360	67.70	0.00	5.990	6/1/2003	5/1/2033	819.01	136,750.00	136,613.60	136,476.52	ARM	4.990	11.990	5.990	1.000	1.000	5/1/2005	REFI-CASH OUT	5.990	Stated	A	634	202,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5360532	74513250	WHITE	2478 68TH AVENUE	OAKLAND	CA	94605	OWNER-OCC	SFR	360	50.00	0.00	7.600	6/1/2003	5/1/2033	899.84	125,000.00	124,824.79	124,824.79	ARM	4.990	13.600	7.600	1.000	1.000	5/1/2005	REFI-CASH OUT	7.600	Full	B	602	250,000.00	0	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5360540	74513268	FERNANDES	1131 CORNUCOPIA PLACE	TRACY	CA	95377	NON OWNER	SFR	360	90.00	0.00	6.900	6/1/2003	5/1/2033	1718.95	261,000.00	260,781.82	260,562.35	ARM	4.350	12.900	6.900	1.000	1.000	5/1/2005	PURCHASE	6.900	Full	AA	645	290,000.00	290,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5360573	74513292	COLLAZO	1418 CLARK AVENUE	YUBA CITY	CA	95991	OWNER-OCC	SFR	180	63.57	0.00	6.125	7/1/2003	6/1/2018	757.06	89,000.00	88,940.28	88,637.18	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.125	Full	AA	680	140,000.00	0	1	5/23/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5360599	74513318	GARCIA	18417 JACKSON AVENUE	LEMOORE	CA	93245	OWNER-OCC	SFR	360	90.00	0.00	6.900	7/1/2003	6/1/2033	942.46	143,100.00	142,980.37	142,980.37	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.900	Stated	AA	640	159,000.00	159,000	1	5/19/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5360615	74513334	FLORES	1600 27TH AVENUE	OAKLAND	CA	94601	OWNER-OCC	SFR	360	90.00	0.00	6.750	7/1/2003	6/1/2033	2072.28	319,500.00	319,500.00	319,224.91	ARM	4.990	12.750	6.750	1.000	1.000	6/1/2005	PURCHASE	6.750	Stated	A	660	355,000.00	355,000	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5360623	74513342	CUEVAS	5133 W MEDILL AVE	CHICAGO	IL	60639	OWNER-OCC	2-4 UNITS	360	85.00	0.00	7.250	6/1/2003	5/1/2033	1872.97	274,550.00	274,335.82	274,120.35	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.250	Stated	A	648	323,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5360631	74513359	POOL	2659 CORAY CIRCLE	MONROVIA	CA	91016	OWNER-OCC	CONDO	360	79.55	0.00	6.300	6/1/2003	5/1/2033	1849.33	245,000.00	244,845.35	244,689.63	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.300	Full	A-	620	308,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5360649	74513367	AMEZQUA JR	548 SKALL DRIVE	SAN JOSE	CA	95111	OWNER-OCC	SFR	360	36.41	0.00	6.250	7/1/2003	6/1/2033	923.58	150,000.00	150,000.00	149,857.67	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Full	AA	716	412,000.00	0	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5360656	74513375	VILLA	114 PRIMROSE DR	SALINAS	CA	93906	OWNER-OCC	SFR	360	80.00	100.00	6.350	6/1/2003	5/1/2033	1816.93	292,000.00	291,455.04	291,455.04	ARM	4.990	12.350	6.350	1.000	1.000	5/1/2005	PURCHASE	6.350	Stated	A	705	365,000.00	365,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5360706	74513425	MEZA	1843 104TH AVENUE	OAKLAND	CA	94603	OWNER-OCC	SFR	360	80.00	100.00	6.350	7/1/2003	6/1/2033	1363.95	219,200.00	218,995.98	218,925.08	ARM	4.990	12.350	6.350	1.000	1.000	6/1/2005	PURCHASE	6.350	Stated	A	807	274,000.00	274,000	1	5/22/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5360722	74513441	JOHNSON	2063 WOLLAM STREET	LOS ANGELES	CA	90065	NON OWNER	SFR	360	80.00	0.00	6.875	7/1/2003	6/1/2033	1471.53	224,000.00	224,000.00	223,811.80	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.875	Full	AA	680	280,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5360789	74513508	ENRIQUEZ	185 EAGLE LAKE LOOP ROAD	WINTER HAVEN	FL	33880	OWNER-OCC	MANU/MOBIL	360	80.00	0.00	9.800	6/1/2003	5/1/2033	496.99	57,600.00	57,546.59	57,546.59	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.800	Limited	A-	538	72,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5360832	74513557	HILL	317 BARBARA LANE	DALY CITY	CA	94015	OWNER-OCC	CONDO	360	80.00	100.00	7.400	6/1/2003	5/1/2033	2187.93	316,000.00	315,520.00	315,520.00	ARM	4.990	13.400	7.400	1.000	1.000	5/1/2005	PURCHASE	7.400	Stated	A	660	395,000.00	395,000	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5360854	74513573	BONE	2324 W ROBINHOOD DRIVE	BENTON	AR	72015	NON OWNER	SFR	360	75.00	0.00	6.750	6/1/2003	5/1/2033	389.19	60,000.00	59,896.38	59,896.38	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Stated	AA	682	80,000.00	0	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5360888	74513607	MCCALLA	31 TIMBER TRAIL	SUFFERN	NY	10901	OWNER-OCC	SFR	360	73.57	0.00	6.500	7/1/2003	6/1/2033	1953.1	309,000.00	309,000.00	308,720.65	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated	AA	673	420,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5360896	74513615	SULLIVAN	2470 RENWOOD PL	COLUMBUS	OH	43211	NON OWNER	SFR	360	80.00	0.00	7.700	6/1/2003	5/1/2033	359.34	50,400.00	50,319.84	50,319.84	ARM	4.990	13.700	7.700	1.000	1.000	5/1/2005	REFI-CASH OUT	7.700	Limited	A	633	63,000.00	0	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5360979	74513698	PALISWAT	57473 NEW CUT ROAD	SHADYSIDE	OH	43947	OWNER-OCC	SFR	360	90.00	0.00	8.400	7/1/2003	6/1/2033	1028.49	135,000.00	135,000.00	134,916.51	ARM	5.750	14.400	8.400	1.000	1.000	6/1/2005	REFI-NO CASHOUT	8.400	Full	A-	540	150,000.00	0	1	5/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5361019	74513730	GONZALEZ	5751 TOWNSEND CT	RIVERBANK	CA	95367	OWNER-OCC	SFR	360	80.00	100.00	7.150	6/1/2003	5/1/2033	1069.85	158,400.00	158,255.80	158,129.83	ARM	4.990	13.150	7.150	1.000	1.000	5/1/2005	PURCHASE	7.150	Full	A	803	198,000.00	198,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5361134	74673312	GONZALEZ	1609 RIGOLETTO DR	SAN JOSE	CA	95122	OWNER-OCC	SFR	360	80.00	100.00	6.100	6/1/2003	5/1/2033	1817.96	300,000.00	299,707.02	299,412.55	ARM	4.990	12.100	6.100	1.000	1.000	5/1/2005	PURCHASE	6.100	Full	A	765	375,000.00	375,000	1	5/15/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5361159	74513870	MONTES	1600 KLAMATH RIVER DRIVE	RANCHO CORDOVA	CA	95670	OWNER-OCC	SFR	360	80.00	100.00	6.350	6/1/2003	5/1/2033	1143.43	183,760.00	183,417.00	183,417.00	ARM	4.990	12.350	6.350	1.000	1.000	5/1/2005	PURCHASE	6.350	Full	A	712	229,700.00	229,700	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5361175	74513896	LEVINE	1190 TIVOLI LANE 212	SIMI VALLEY	CA	93065	OWNER-OCC	CONDO	360	80.00	0.00	6.625	7/1/2003	6/1/2033	973.28	152,000.00	151,865.89	151,865.89	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.625	Full	AA	651	190,000.00	0	1	5/22/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.384 WA Rate
352.83 WA Rterm
10,143 Loan Count
$1,331,132,619.12 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5361181	74513912	IBARRA	788 DEL MAS AVENUE	SAN JOSE	CA	95125	OWNER-OCC	SFR
5361225	74513946	REGAN	11440 CLEVELAND AVENUE	OAKDALE	CA	95361	NON OWNER	SFR
5361233	74513953	RESENDIZ	2418 SNAPDRAGON CT	MODESTO	CA	95355	OWNER-OCC	SFR
5361266	74513987	CLAY	5737 WHITNEY AVE	CINCINNATI	OH	45227	OWNER-OCC	SFR
5361274	74513995	CHIN	12227 47TH AVE SOUTH	SEATTLE	WA	98178	OWNER-OCC	SFR
5361316	74514035	FETENE	11809 SE 208TH STREET	KENT	WA	98031	OWNER-OCC	SFR
5361324	74514043	OCHOA	837 JACKSON STREET	STOCKTON	CA	95206	OWNER-OCC	SFR
5361340	74514068	TUNGOL	4442 ALAMO STREET	UNION CITY	CA	94587	OWNER-OCC	CONDO
5361373	74514092	BLACK	1637 106TH AVENUE	OAKLAND	CA	94603	OWNER-OCC	SFR
5361399	74514118	SAPREEM	5706 NATOMA CIRCLE	STOCKTON	CA	95219	OWNER-OCC	SFR
5361407	74514126	SILVA	3156 FLORENCE COURT	SAN JOSE	CA	95127	OWNER-OCC	SFR
5361415	74514134	PHILLIPS	2708 BARDWELL WEST RD	MOUNT ORAB	OH	45154	OWNER-OCC	MANU/MOBIL
5361431	74514159	HOWARD	15835 VIA RIVERA	SAN LORENZO	CA	94580	OWNER-OCC	SFR
5361449	74514167	WORKMAN	13878 SARATOGA	DETROIT	MI	48205	OWNER-OCC	SFR
5361480	74514209	EDWARDS	1732 W 106TH STREET	LOS ANGELES	CA	90047	OWNER-OCC	SFR
5361498	74514217	ARCE JR	2507 N LINDER AVE	CHICAGO	IL	60639	OWNER-OCC	SFR
5361506	74514225	HUSMAN	20000 LANI LANE	N FORT MYERS	FL	33917	OWNER-OCC	MANU/MOBIL
5361563	74514282	TANOS	601 RIDGEGLEN WAY	HIGHLANDS RANCH	CO	80126	OWNER-OCC	PUD
5361589	74514308	OAKES, III	304 VALLEY BROOK ROAD	HIXSON	TN	37343	OWNER-OCC	SFR
5361654	74514373	MALONE	14229 ANITA MARIE LANE	AUSTIN	TX	78728	OWNER-OCC	SFR
5361662	74514381	WEST	7711 S HARVARD BOULEVARD	LOS ANGELES	CA	90047	NON OWNER	SFR
5361670	74514399	ARELLANO	721 BROOKHAVEN DRIVE	ROYSE CITY	TX	75189	OWNER-OCC	SFR
5361688	74514407	PITTMAN	814 N VAN BUREN STREET	SAN ANGELO	TX	76901	OWNER-OCC	SFR
5361704	74514423	HASKINS	1111 W CALLE TUBERIA	CASA GRANDE	AZ	85222	NON OWNER	SFR
5361720	74514449	FORD	4101 RUTGERS AVENUE	CHARLOTTE	NC	28206	OWNER-OCC	SFR
5361746	74514464	RICH	N 12077 STEVENSON RD	WAUSAUKEE	WI	54177	OWNER-OCC	SFR
5361753	74514472	BIAS JR	4408 MOUNT VERNON DRIVE	AUSTIN	TX	78745	OWNER-OCC	SFR
5361787	74514506	STEWART	265 STUYVESANT RD	TEANECK	NJ	7666	NON OWNER	SFR
5361829	74514548	KOBASHIGAWA	205 TERRA COTA	LAKE ELSINORE	CA	92530	OWNER-OCC	SFR
5361845	74514563	PHILLIPS	1113 STANTON ST	MARINETTE	WI	54143	OWNER-OCC	SFR
5361886	74514605	VONVILLE	4308 GUMWOOD CIRCLE	MCALLEN	TX	78501	OWNER-OCC	SFR
5361951	74514670	HASKINS	1316 E SUPERIOR COURT	CASA GRANDE	AZ	85222	NON OWNER	SFR
5361977	74514690	YEE	20111 BLACK CANYON DRIVE	KATY	TX	77450	OWNER-OCC	PUD
5362009	74514720	HERRERA	5060 W 12TH LANE	HIALEAH	FL	33012	OWNER-OCC	CONDO
5362017	74514738	WHITTAKER	2118 18TH STREET	LAKE CHARLES	LA	70601	OWNER-OCC	SFR
5362025	74514746	ARIAS	8508 FLOWER AVE	SILVER SPRING	MD	20910	OWNER-OCC	SFR
5362082	74514803	MACHACEK	1509 GLEN WILLOW COVE	ROUND ROCK	TX	78681	OWNER-OCC	SFR
5362090	74514811	YOUNG	2700 QUAIL CREEK LOOP	KINGSLAND	TX	78639	OWNER-OCC	MANU/MOBIL
5362108	74514829	HASKINS	1374 W ROSE PLACE	CASA GRANDE	AZ	85222	NON OWNER	SFR
5362132	74514852	PEREZ	2703 CHANNING CIRCLE	AUSTIN	TX	78745	OWNER-OCC	SFR
5362215	74514936	DESMARAIS	12804 S MAY	CALUMET CITY	IL	60409	OWNER-OCC	SFR
5362231	74514951	LANDON	1004 B EAST STREET	VALLEY	NE	68064	OWNER-OCC	SFR
5362249	74514969	WEAVER	25 LAKEVIEW DRIVE	BLACK HAWK	CO	80422	NON OWNER	SFR
5362306	74515024	YREI	26075 SERRANO COURT	LAKE FOREST	CA	92630	OWNER-OCC	CONDO
5362348	74515065	KERSEY	11801 GARDEN MEADOW DRIVE	AUSTIN	TX	78725	OWNER-OCC	MANU/MOBIL
5362371	74515099	GRAYSON	2181 LAUREL AVE	HANOVER PARK	IL	60133	OWNER-OCC	SFR
5362389	74515107	CASTRO	11422 HERB STREET	SOUTH EL MONTE	CA	91733	OWNER-OCC	SFR
5362421	74515149	BARBER	646 N LAUREL	CHICAGO	IL	60644	OWNER-OCC	2-4 UNITS
5362439	74515156	MILLS	1658 E 86TH STREET	CHICAGO	IL	60617	NON OWNER	2-4 UNITS
5362447	74515164	GARZA	3903 CONSTITUTION DRIVE	LAGO VISTA	TX	78645	OWNER-OCC	SFR
5362462	74515180	KING	509 E NORTH B STREET	GAS CITY	IN	46933	OWNER-OCC	SFR
5362488	74515206	WHITE	5824 N SABLE CIRCLE	MARGATE	FL	33063	OWNER-OCC	PUD
5362546	74515255	OLIVA	1681 SMITH STREET	POMONA	CA	91766	OWNER-OCC	SFR
5362579	74515289	DAVIS	4317 W ELK RIM ROAD	SOUTH JORDAN	UT	84095	OWNER-OCC	SFR
5362595	74515305	FERRIER	6374 LOBELIA DRIVE SW	MABLETON	GA	30126	NON OWNER	SFR
5362603	74515313	RODARTE	3818 CONNIE AVENUE	LAS VEGAS	NV	89115	OWNER-OCC	SFR
5362629	74515339	GOMEZ	12913 WILSHIRE DRIVE	WHITTIER	CA	90602	OWNER-OCC	SFR
5362650	74515370	KENNERLY	213 POTTER DRIVE	JAMESTOWN	NC	27282	OWNER-OCC	SFR
5362678	74515388	COLEMAN	108 AMOS STREET	BATESBURG	SC	29006	OWNER-OCC	SFR
5362694	74515404	FAHN	648 MEADOWDALE DRIVE	ROMEOVILLE	IL	60446	OWNER-OCC	PUD
5362710	74515420	JOHNSON	10713 GALWAY BAY DRIVE	BAKERSFIELD	CA	93311	OWNER-OCC	SFR
5362738	74515448	BANKS	6033 SPRUCE STREET	PHILADELPHIA	PA	19139	OWNER-OCC	SFR
5362785	74515495	JONES	15789 E 13TH PLACE	AURORA	CO	80011	NON OWNER	CONDO
5362793	74515503	RICHARDSON	101 CORNER OAKS	ST PAULS	NC	28384	OWNER-OCC	MANU/MOBIL
5362801	74515511	DELONG	2005 BASELINE ROAD	AUGUSTA	MI	49012	OWNER-OCC	SFR
5362835	74515545	HARMON	4809 PRIMROSE CIRCLE	MARYVILLE	TN	37804	OWNER-OCC	MANU/MOBIL
5362918	74515628	VLAMING	18854 VISTA DE CANNON #B	SANTA CLARITA	CA	91321	OWNER-OCC	CONDO
5362926	74515636	KEARIS	6343 POST RD	MONTAGUE	MI	49437	OWNER-OCC	SFR
5362934	74515644	BERROSPI	15835 SW 8 PLACE	PEMBROKE PINES	FL	33027	OWNER-OCC	CONDO
5362975	74515685	HUFFMAN	8380 STONEHENGE AVENUE	CONNELLY SPRINGS	NC	28612	OWNER-OCC	SFR
5362983	74515693	FOSSETT	15357 CABELL AVENUE	BELLFLOWER	CA	90706	OWNER-OCC	SFR
5362991	74515701	FLORES	2262 PASADENA AVENUE	LONG BEACH	CA	90806	OWNER-OCC	SFR
5363049	74515750	HERNANDEZ	3619 POMEROY AVE	LOS ANGELES	CA	90063	OWNER-OCC	2-4 UNITS
5363064	74515776	APONTE	10643 MILWAUKEE STREET	NORTHGLENN	CO	80233	OWNER-OCC	PUD
5363072	74515784	STANTON	1151 LINDBERGH STREET	WYANDOTTE	MI	48192	OWNER-OCC	SFR
5363106	74515818	ROSELLO	11321 LAKEVIEW DR #2	CORAL SPRINGS	FL	33071	OWNER-OCC	CONDO
5363122	74515834	PETERSON	42951 WILLOW WEST COURT	LANCASTER	CA	93536	OWNER-OCC	SFR
5363148	74515859	RUIZ	10601 5TH STREET	HESPERIA	CA	92345	OWNER-OCC	SFR
5363163	74515875	NORRIS	45667 MORNINGSIDE	CANTON	MI	48187	OWNER-OCC	SFR
5363171	74515883	CRESPI	1338 HARRIS AVENUE	CAMARILLO	CA	93010	OWNER-OCC	SFR
5363189	74515891	TAPIA	25 LONG GREEN CT	SILVER SPRING	MD	20906	OWNER-OCC	SFR
5363213	74515925	HILL	6869-F OLD FAIRGROUND ROAD	BENSON	NC	27504	OWNER-OCC	MANU/MOBIL
5363221	74516147	TORNA	364 REIS STREET	VALLEJO	CA	94591	OWNER-OCC	SFR
5363262	74516162	WILLIS	1638 SUNSHINE COURT	OAKLAND	CA	94621	NON OWNER	SFR
5363270	74516170	MEZA	818 7TH STREET	RICHMOND	CA	94801	OWNER-OCC	SFR
5363296	74515968	VALENZUELA	8346 MEADOW STREET	RANCHO CUCAMONGA	CA	91730	OWNER-OCC	SFR
5363338	74516006	MIRELES	1410 N GROVE AVENUE	ONTARIO	CA	91764	OWNER-OCC	SFR
5363346	74516014	CHAVARRIA	24910 EUCALYPTUS AVENUE	MORENO VALLEY	CA	92553	OWNER-OCC	SFR
5363353	74516022	RAM	44519 BENALD STREET	LANCASTER	CA	93535	NON OWNER	SFR
5363387	74516055	RODRIGUEZ	6868 DAHLIA DR	CORONA	CA	92883	OWNER-OCC	SFR
5363395	74516063	PHYFFER	451 NORTH FERN STREET	ORANGE	CA	92867	OWNER-OCC	SFR
5363403	74516071	JUAREZ	14831 MULBERRY DR., #117	WHITTIER	CA	90604	OWNER-OCC	CONDO
5363445	74516196	MIRANDA	1118 W HOLLAND AVENUE	FRESNO	CA	93705	OWNER-OCC	SFR
5363460	74516212	KATZ	101 ORCHARD PLACE	BATTLE CREEK	MI	49015	OWNER-OCC	SFR
5363510	74516261	HENNESSY	3040 COUNTY HIGHWAY 137	AMSTERDAM	NY	12010	OWNER-OCC	SFR
5363569	74516311	MARTINEZ	2758 DAYBREAK DRIVE	ORLANDO	FL	32825	OWNER-OCC	PUD
5363585	74516337	LOVE	1700 N TRAVIS AVE	CLEVELAND	TX	77327	OWNER-OCC	SFR
5363593	74516345	MENEGATTI	501 COUNTY ROAD 315	WALSENBURG	CO	81089	OWNER-OCC	SFR
5363601	74516352	HORTON	309 MAYS BEND DRIVE	PELL CITY	AL	35128	OWNER-OCC	SFR
5363643	74516394	MOORE	1227 OAKLAHOMA ST	GARY	IN	46403	NON OWNER	SFR
5363684	74516436	FLAMENCO	714 W 104TH STREET	LOS ANGELES	CA	90044	OWNER-OCC	SFR
5363692	74516444	GOERLITZ	400 PARK AVENUE	FOX RIVER GROVE	IL	60021	OWNER-OCC	SFR
5363817	74516568	HALL	7102 ENSWORTH	HOUSTON	TX	77016	OWNER-OCC	SFR
5363825	74516576	BONURA	304 TRAILRIDGE DRIVE	CEDAR PARK	TX	78613	OWNER-OCC	PUD
5363858	74516600	CREEL	9307 ANDERSEN	CLEVELAND	OH	44105	NON OWNER	SFR
5363866	74516618	CARDONA	16145 BARBEE ST	FONTANA	CA	92336	OWNER-OCC	SFR
5363874	74516626	RAY	132 TODDS CREEK ROAD	CENTRAL	SC	29630	OWNER-OCC	SFR
5363890	74516642	CORNSTUBBLE	1802 DALLAS PLACE	JOLIET	IL	60433	OWNER-OCC	SFR
5363924	74516675	BATES	2020 ZENOBIA STREET	DENVER	CO	80212	OWNER-OCC	SFR
5363932	74516683	MEADOWS	2041 N 8TH STREET	GRAND JUNCTION	CO	81501	OWNER-OCC	SFR
5363965	74516717	ASHHURST	298 DARTMOUTH LANE	GRAND JUNCTION	CO	81503	OWNER-OCC	SFR
5363973	74516725	BEASLEY	292 LEMON STREET	CANTON	GA	30114	OWNER-OCC	SFR
5364005	74516758	JACKSON	1809 MARYLAND DRIVE	ALBANY	GA	31707	OWNER-OCC	SFR
5364039	74516782	BORROMEO	7500 SILVER STREET	BUENA PARK	CA	90620	OWNER-OCC	SFR
5364047	74516790	MASON	2701 CR 347	EARLY	TX	76802	OWNER-OCC	SFR
5364070	74516824	REESE	621 NILES ROAD	BOAZ	AL	35957	OWNER-OCC	SFR
5364096	74516840	OLSEN	60331 E COUNTY ROAD 34	BYERS	CO	80103	OWNER-OCC	MANU/MOBIL
5364161	74516907	GONZALES	29120 LYNN ROAD	AGUILAR	CO	81020	OWNER-OCC	PUD
5364179	74516915	HOLLIER	2579 W VIA VERDE ROAD	RIALTO	CA	92377	OWNER-OCC	SFR
5364237	74516972	LACROSSE	4350 GILL AVENUE	DUNSMUIR	CA	96025	2ND HOME	SFR
5364245	74516980	VARGAS	308 EL CAPITAN	MANTECA	CA	95337	OWNER-OCC	SFR
5364328	74517061	KLAIBER	841 MARION PIKE	COAL GROVE	OH	45638	OWNER-OCC	SFR
5364351	74517065	EZENERWE	1841 ABBOTTSON ST	CARSON	CA	90746	OWNER-OCC	SFR
5364393	74517137	RECHARD	5918 SASSY COURT	CITRUS HEIGHTS	CA	95621	OWNER-OCC	SFR
5364427	74517162	RODRIGUEZ	17108 BLUE BREEZE	ELMENDORF	TX	78112	OWNER-OCC	MANU/MOBIL
5364435	74517178	LESLIE	1628 FRESHWATER ROAD	EUREKA	CA	95503	OWNER-OCC	SFR
5364450	74517194	JOHNSON	167 WHITEHOUSE AVENUE	ROOSEVELT	NY	11575	OWNER-OCC	SFR
5364468	74517202	COLEMAN	1821 YBARRA DR	ROWLAND HEIGHTS	CA	91748	OWNER-OCC	SFR

LOAN NUMBER	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY P&I	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE
5361181	360	80.00	100.00	6.350	6/1/2003	5/1/2033	1642.71	264,000.00	263,754.79	263,507.78	ARM
5361225	360	63.44	0.00	6.500	6/1/2003	5/1/2033	1580.18	250,000.00	249,548.75	249,548.75	FXD
5361233	360	85.00	0.00	6.850	6/1/2003	5/1/2033	1431.42	218,450.00	218,265.57	218,080.08	FXD
5361266	360	85.00	0.00	10.600	7/1/2003	6/1/2033	863.39	93,500.00	93,500.00	93,465.82	ARM
5361274	360	80.00	100.00	7.550	7/1/2003	6/1/2033	1236.65	176,000.00	176,000.00	175,870.68	ARM
5361316	180	63.44	0.00	5.500	6/1/2003	5/1/2018	1327.77	162,500.00	161,331.37	161,331.37	FXD
5361324	360	90.00	0.00	8.800	7/1/2003	6/1/2033	1184.2	148,500.00	148,500.00	148,417.18	ARM
5361340	360	80.00	100.00	6.600	6/1/2003	5/1/2033	1379.25	215,960.00	215,574.01	215,378.01	ARM
5361373	360	80.00	100.00	7.800	8/1/2003	7/1/2033	2259.44	320,000.00	320,000.00	320,000.00	ARM
5361399	360	80.00	94.99	5.750	6/1/2003	5/1/2033	1523.66	261,080.00	260,817.06	260,543.15	ARM
5361407	360	75.00	0.00	5.750	6/1/2003	5/1/2033	1877.65	321,750.00	321,414.07	321,078.53	FXD
5361415	360	65.00	0.00	8.850	6/1/2003	5/1/2033	776	97,750.00	97,694.91	97,639.41	ARM
5361431	360	80.00	0.00	6.075	8/1/2003	7/1/2033	1692.27	280,000.00	280,000.00	280,000.00	ARM
5361449	360	80.00	85.00	9.050	7/1/2003	6/1/2033	379.03	48,400.00	48,400.00	48,374.91	ARM
5361480	360	85.00	0.00	10.600	6/1/2003	5/1/2033	1724.56	187,000.00	186,853.90	186,853.60	ARM
5361498	360	88.38	0.00	7.000	6/1/2003	5/1/2033	1417.1	213,000.00	212,599.64	212,599.64	ARM
5361506	360	80.00	0.00	10.100	6/1/2003	5/1/2033	722.14	81,600.00	81,564.66	81,529.02	ARM
5361563	360	85.00	0.00	7.150	6/1/2003	5/1/2033	1205.61	178,500.00	178,357.51	178,215.06	ARM
5361589	360	90.00	65.00	8.900	6/1/2003	5/1/2033	1435.39	180,000.00	179,899.61	179,798.48	FXD
5361654	360	65.00	0.00	11.750	6/1/2003	5/1/2033	938.25	92,950.00	92,921.89	92,893.50	ARM
5361662	360	73.02	0.00	7.750	7/1/2003	6/1/2033	1124.77	157,000.00	157,000.00	156,889.19	FXD
5361670	360	65.00	0.00	11.990	6/1/2003	5/1/2033	614.66	59,800.00	59,782.84	59,765.51	ARM
5361688	360	73.17	100.00	10.900	8/1/2003	7/1/2033	283.43	30,000.00	30,000.00	30,000.00	ARM
5361704	360	80.00	0.00	6.990	6/1/2003	5/1/2033	393.47	59,200.00	59,151.37	59,102.40	ARM
5361720	360	85.00	0.00	8.550	6/1/2003	5/1/2033	695.98	90,100.00	89,991.58	89,991.58	ARM
5361746	360	87.50	0.00	10.050	7/1/2003	6/1/2033	440.64	50,000.00	49,978.11	49,978.11	ARM
5361753	360	95.00	0.00	7.200	7/1/2003	6/1/2033	806.07	118,750.00	118,656.43	118,656.43	ARM
5361787	360	90.00	0.00	7.870	6/1/2003	5/1/2033	2232.1	307,800.00	307,592.21	307,383.00	ARM
5361829	360	80.00	98.98	6.950	6/1/2003	5/1/2033	1394.07	210,600.00	210,425.66	210,250.31	ARM
5361845	360	80.00	0.00	6.990	8/1/2003	7/1/2033	382.83	57,600.00	57,600.00	57,600.00	FXD
5361886	360	80.00	0.00	10.650	7/1/2003	6/1/2033	652.61	68,800.00	68,775.19	68,775.19	FXD
5361951	360	80.00	0.00	6.990	6/1/2003	5/1/2033	340.5	51,200.00	51,157.94	51,115.94	ARM
5361977	360	90.00	0.00	6.600	7/1/2003	6/1/2033	1005.69	157,500.00	156,832.76	156,689.49	FXD
5362009	180	85.00	0.00	6.350	6/1/2003	5/1/2018	660.11	76,500.00	76,244.70	75,968.05	FXD
5362017	180	85.00	0.00	9.550	6/1/2003	5/1/2018	801.15	76,500.00	76,307.66	76,113.70	FXD
5362025	360	80.00	0.00	6.250	7/1/2003	6/1/2033	1797.9	292,000.00	292,000.00	291,722.93	FXD
5362082	360	80.00	100.00	7.200	6/1/2003	5/1/2033	608.2	89,600.00	89,458.38	89,458.38	ARM
5362090	360	80.00	95.00	10.600	7/1/2003	6/1/2033	554.1	59,120.00	59,120.00	59,097.98	ARM
5362108	360	80.00	0.00	6.990	6/1/2003	5/1/2033	345.61	52,000.00	51,957.29	51,914.33	ARM
5362132	360	80.00	100.00	7.650	6/1/2003	5/1/2033	661.37	93,200.00	93,132.88	93,063.33	ARM
5362215	360	95.00	0.00	7.950	6/1/2003	5/1/2033	797.84	109,250.00	109,175.94	109,101.39	ARM
5362231	360	80.00	100.00	7.900	7/1/2003	6/1/2033	529.12	72,800.00	72,750.15	72,750.15	ARM
5362249	360	80.00	0.00	5.875	7/1/2003	6/1/2033	1301.38	220,000.00	220,000.00	219,775.69	ARM
5362306	360	75.68	0.00	6.600	7/1/2003	6/1/2033	894.13	140,000.00	140,000.00	139,875.87	FXD
5362348	360	85.00	100.00	9.750	6/1/2003	5/1/2033	584.23	68,000.00	67,968.27	67,936.28	ARM
5362371	360	90.00	0.00	7.200	6/1/2003	5/1/2033	1325.68	195,300.00	195,148.12	194,991.32	ARM
5362389	360	61.65	0.00	6.600	6/1/2003	5/1/2033	811.1	127,000.00	126,773.28	126,773.78	FXD
5362421	360	80.00	100.00	7.100	6/1/2003	5/1/2033	403.22	60,000.00	59,950.70	59,900.19	ARM
5362439	360	65.00	0.00	6.000	6/1/2003	5/1/2033	1040.52	173,550.00	173,377.23	173,203.10	ARM
5362447	360	80.00	100.00	8.050	6/1/2003	5/1/2033	795.65	107,920.00	107,848.31	107,776.14	FXD
5362462	360	85.00	100.00	10.100	6/1/2003	5/1/2033	865.06	97,750.00	97,703.46	97,658.53	ARM
5362488	360	80.00	100.00	7.150	8/1/2003	7/1/2033	1215.74	180,000.00	180,000.00	180,000.00	ARM
5362546	360	78.56	0.00	6.800	6/1/2003	5/1/2033	958.33	147,000.00	146,869.67	146,738.80	FXD
5362579	360	95.00	0.00	7.350	6/1/2003	5/1/2033	1374.5	199,500.00	199,347.44	199,193.94	ARM
5362595	360	75.00	0.00	6.125	6/1/2003	5/1/2033	519.51	85,500.00	85,416.90	85,333.37	ARM
5362603	360	80.00	100.00	7.000	6/1/2003	5/1/2033	617.14	92,760.00	92,683.98	92,607.48	FXD
5362629	360	80.00	0.00	6.600	6/1/2003	5/1/2033	1328.42	208,000.00	207,815.58	207,630.15	FXD
5362650	360	90.00	0.00	9.450	6/1/2003	5/1/2033	799.83	95,535.00	95,487.51	95,439.64	ARM
5362678	360	65.00	0.00	11.791	6/1/2003	5/1/2033	427.81	42,250.00	42,237.33	42,224.54	ARM
5362694	360	90.00	0.00	8.650	6/1/2003	5/1/2033	1340.08	171,900.00	171,799.03	171,697.33	FXD
5362710	360	80.00	100.00	6.500	6/1/2003	5/1/2033	986.03	156,000.00	155,858.97	155,717.18	ARM
5362738	360	80.00	100.00	9.050	6/1/2003	5/1/2033	297.43	36,800.00	36,800.00	36,780.06	ARM
5362785	360	79.05	0.00	7.250	6/1/2003	5/1/2033	566.21	83,000.00	82,935.25	82,870.11	FXD
5362793	360	80.00	100.00	8.600	6/1/2003	5/1/2033	608.4	78,400.00	78,308.80	78,308.80	FXD
5362801	360	79.49	0.00	11.500	7/1/2003	6/1/2033	763.53	77,100.00	77,075.35	77,075.35	ARM
5362835	360	85.00	100.00	9.500	6/1/2003	5/1/2033	607.52	72,250.00	72,175.67	72,175.67	ARM
5362918	360	80.00	0.00	6.875	7/1/2003	6/1/2033	1129.92	172,000.00	172,000.00	171,855.50	FXD
5362926	360	85.00	0.00	8.950	6/1/2003	5/1/2033	885.14	110,500.00	110,439.01	110,377.58	ARM
5362934	360	90.00	0.00	7.550	6/1/2003	5/1/2033	999.18	142,200.00	141,990.38	141,990.38	FXD
5362975	360	80.00	0.00	11.050	7/1/2003	6/1/2033	757.24	79,200.00	79,200.00	79,172.06	ARM
5362983	360	89.55	0.00	6.650	6/1/2003	5/1/2033	1925.9	300,000.00	299,415.16	299,415.18	ARM
5362991	360	65.00	0.00	8.990	6/1/2003	5/1/2033	1149.58	143,000.00	142,921.72	142,842.85	ARM
5363049	360	80.00	100.00	6.700	6/1/2003	5/1/2033	1543.51	239,200.00	239,200.00	238,782.89	ARM
5363064	360	90.00	0.00	6.650	6/1/2003	5/1/2033	1086.21	169,200.00	169,051.44	168,902.06	ARM
5363072	360	88.24	0.00	7.490	5/1/2003	4/1/2033	523.9	75,000.00	74,888.11	74,831.64	ARM
5363106	360	85.00	0.00	5.800	7/1/2003	6/1/2033	862.82	147,050.00	146,897.92	146,897.92	ARM
5363122	360	80.00	0.00	6.125	7/1/2003	6/1/2033	777.75	128,000.00	127,875.58	127,875.58	FXD
5363148	360	80.00	100.00	6.625	6/1/2003	5/1/2033	691.54	108,000.00	107,904.71	107,808.89	ARM
5363163	360	85.00	0.00	10.650	6/1/2003	5/1/2033	2676.08	289,000.00	288,888.82	288,776.85	ARM
5363171	360	39.29	0.00	6.600	6/1/2003	5/1/2033	1053.78	165,000.00	164,853.71	164,706.62	FXD
5363189	360	80.00	0.00	6.990	6/1/2003	5/1/2033	1010.24	152,000.00	151,840.29	151,714.52	ARM
5363213	360	80.00	100.00	8.800	6/1/2003	5/1/2033	569	72,000.00	71,959.00	71,917.70	ARM
5363221	360	80.00	100.00	6.450	6/1/2003	5/1/2033	1523.67	242,320.00	242,098.80	241,826.41	ARM
5363262	360	70.00	0.00	8.000	6/1/2003	5/1/2033	1386.82	189,000.00	189,000.00	188,745.51	ARM
5363270	360	90.00	0.00	8.250	6/1/2003	5/1/2033	1622.74	216,000.00	215,862.26	215,723.57	ARM
5363296	360	80.00	100.00	7.250	6/1/2003	5/1/2033	1181.53	173,200.00	173,064.89	172,928.96	ARM
5363338	360	60.95	0.00	6.990	6/1/2003	5/1/2033	1016.89	153,000.00	152,874.34	152,747.84	ARM
5363346	360	80.00	100.00	7.250	6/1/2003	5/1/2033	1015.08	148,800.00	148,683.92	148,567.14	ARM
5363353	180	80.00	0.00	6.125	6/1/2003	5/1/2018	1047.97	123,200.00	122,780.86	122,359.58	FXD
5363387	360	75.00	0.00	6.500	6/1/2003	5/1/2033	1516.97	240,000.00	239,626.58	239,407.58	ARM
5363395	360	80.00	100.00	6.990	6/1/2003	5/1/2033	1983.24	298,400.00	298,148.18	297,901.63	ARM
5363403	360	78.79	0.00	7.990	7/1/2003	6/1/2033	952.99	130,000.00	129,912.59	129,912.59	ARM
5363445	360	80.00	0.00	6.600	6/1/2003	5/1/2033	689.76	108,000.00	107,807.95	107,807.95	ARM
5363460	360	90.00	0.00	7.150	6/1/2003	5/1/2033	1082.01	160,200.00	159,944.27	159,944.27	FXD
5363510	360	90.00	0.00	6.900	7/1/2003	6/1/2033	1262.54	191,700.00	191,700.00	191,539.74	ARM
5363569	360	87.84	0.00	6.250	6/1/2003	5/1/2033	1062.12	172,500.00	172,171.78	172,171.78	ARM
5363585	360	80.00	0.00	12.050	6/1/2003	5/1/2033	338.65	32,800.00	32,790.72	32,781.34	ARM
5363593	360	80.00	0.00	6.375	8/1/2003	7/1/2033	748.65	120,000.00	120,000.00	120,000.00	FXD
5363601	360	90.00	0.00	6.900	7/1/2003	6/1/2033	889.11	135,000.00	134,887.14	134,887.14	ARM
5363643	360	80.00	100.00	10.000	7/1/2003	6/1/2033	315.93	36,000.00	36,000.00	35,984.07	ARM
5363684	180	73.13	0.00	6.250	6/1/2003	5/1/2018	1003.18	117,000.00	116,604.37	116,208.49	FXD
5363692	360	80.00	0.00	8.990	6/1/2003	5/1/2033	1704.28	212,000.00	211,883.95	211,767.03	ARM
5363817	360	74.29	0.00	11.700	6/1/2003	5/1/2033	522.91	52,000.00	51,984.00	51,967.93	FXD
5363825	360	80.00	100.00	6.500	6/1/2003	5/1/2033	1068.66	169,077.00	168,917.81	168,784.12	FXD
5363858	360	73.58	0.00	6.750	7/1/2003	6/1/2033	291.87	45,000.00	45,000.00	44,961.26	FXD
5363866	360	80.00	100.00	7.450	6/1/2003	5/1/2033	1001.95	144,000.00	143,892.05	143,783.43	ARM
5363874	360	90.00	0.00	7.550	7/1/2003	6/1/2033	1106.67	157,500.00	157,384.27	157,384.27	FXD
5363890	180	90.00	0.00	9.650	6/1/2003	5/1/2018	758.38	72,000.00	71,720.62	71,538.99	FXD
5363924	360	88.51	0.00	7.000	6/1/2003	5/1/2033	1896.12	285,000.00	284,766.38	284,531.40	ARM
5363932	360	80.00	100.00	7.500	6/1/2003	5/1/2033	755.16	108,000.00	107,919.84	107,839.18	ARM
5363965	360	82.45	100.00	8.200	6/1/2003	5/1/2033	832.35	111,312.00	111,240.28	111,168.07	ARM
5363973	360	80.00	100.00	7.100	6/1/2003	5/1/2033	1231.17	183,200.00	183,052.78	182,904.65	ARM
5364005	360	85.00	100.00	11.450	8/1/2003	7/1/2033	913.98	92,650.00	92,650.00	92,650.00	FXD
5364039	360	80.00	100.00	6.750	6/1/2003	5/1/2033	1650.04	254,400.00	254,180.96	253,980.69	ARM
5364047	180	67.50	0.00	10.750	7/1/2003	6/1/2018	605.31	54,000.00	53,878.44	53,878.44	FXD
5364070	360	80.00	100.00	7.450	6/1/2003	5/1/2033	345.12	48,600.00	48,525.39	48,525.39	ARM
5364096	360	80.00	0.00	6.850	6/1/2003	5/1/2033	1231.89	188,000.00	187,841.65	187,681.65	ARM
5364161	360	86.67	0.00	7.950	6/1/2003	5/1/2033	365.15	50,000.00	49,931.98	49,931.98	FXD
5364179	360	90.00	0.00	6.500	7/1/2003	6/1/2033	1370.98	216,900.00	216,900.00	216,703.92	ARM
5364237	360	53.08	80.00	6.250	6/1/2003	5/1/2033	1062.12	172,500.00	172,338.32	172,171.79	ARM
5364245	360	80.00	100.00	6.900	6/1/2003	5/1/2033	1011.61	153,600.00	153,471.59	153,342.44	ARM
5364328	360	85.00	0.00	11.500	7/1/2003	6/1/2033	1683.5	170,000.00	170,000.00	169,945.67	ARM
5364351	360	78.13	0.00	7.300	6/1/2003	5/1/2033	1713.93	250,000.00	249,806.90	249,612.63	ARM
5364393	360	80.00	100.00	6.950	6/1/2003	5/1/2033	1191.51	180,000.00	179,850.99	179,701.12	ARM
5364427	360	85.00	100.00	9.250	6/1/2003	5/1/2033	506.98	61,625.00	61,593.05	61,560.83	ARM
5364435	360	80.00	100.00	5.850	7/1/2003	6/1/2033	1793.42	304,000.00	303,659.00	303,659.00	ARM
5364450	360	74.42	0.00	6.125	8/1/2003	7/1/2033	1166.62	192,000.00	192,000.00	192,000.00	FXD
5364468	360	60.61	0.00	6.250	6/1/2003	5/1/2033	1231.44	200,000.00	199,814.62	199,614.63	FXD

LOAN NUMBER	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE
5361181	4.990	12.350	6.350	1.000	1.000	5/1/2005	PURCHASE	6.350	Stated
5361225	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Stated
5361233	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.850	Stated
5361266	6.250	16.600	10.600	1.000	1.000	6/1/2005	REFI-CASH OUT	10.600	Full
5361274	4.990	13.550	7.550	1.000	1.000	6/1/2005	PURCHASE	7.550	Stated
5361316	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	5.500	Stated
5361324	5.750	14.800	8.800	1.000	1.000	6/1/2005	PURCHASE	8.800	Full
5361340	4.990	12.600	6.600	1.000	1.000	5/1/2005	PURCHASE	6.600	Stated
5361373	4.990	13.800	7.800	1.000	1.000	7/1/2005	PURCHASE	7.800	Full
5361399	4.250	11.750	5.750	1.000	1.000	5/1/2005	PURCHASE	5.750	Stated
5361407	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	5.750	Full
5361415	5.750	14.850	8.850	1.000	1.000	5/1/2005	REFI-CASH OUT	8.850	Full
5361431	4.990	12.075	6.075	1.000	1.000	7/1/2005	REFI-CASH OUT	6.075	Stated
5361449	6.750	15.050	9.050	1.000	1.000	6/1/2005	PURCHASE	9.050	Full
5361480	6.250	16.600	10.600	1.000	1.000	5/1/2005	REFI-CASH OUT	10.600	Full
5361498	4.250	13.000	7.000	1.000	1.000	5/1/2005	REFI-CASH OUT	7.000	Full
5361506	6.250	16.100	10.100	3.000	1.000	5/1/2005	REFI-NO CASHOUT	10.100	Full
5361563	4.990	13.150	7.150	1.000	1.000	5/1/2005	PURCHASE	7.150	Full
5361589	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.900	Full
5361654	6.750	17.750	11.750	1.000	1.000	5/1/2005	REFI-CASH OUT	11.750	Stated
5361662	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.750	Full
5361670	6.750	17.990	11.990	1.000	1.000	5/1/2005	REFI-NO CASHOUT	11.990	Full
5361688	6.250	16.900	10.900	1.000	1.000	7/1/2005	PURCHASE	10.900	Full
5361704	4.990	12.990	6.990	1.000	1.000	5/1/2005	PURCHASE	6.990	Limited
5361720	5.990	14.550	8.550	1.000	1.000	5/1/2005	REFI-CASH OUT	8.550	Full
5361746	5.750	16.050	10.050	1.000	1.000	6/1/2005	REFI-CASH OUT	10.050	Stated
5361753	4.250	13.200	7.200	1.000	1.000	6/1/2005	PURCHASE	7.200	Stated
5361787	4.250	13.870	7.870	1.000	1.000	5/1/2005	PURCHASE	7.870	Full
5361829	4.990	12.950	6.950	1.000	1.000	5/1/2005	PURCHASE	6.950	Stated
5361845	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.990	Full
5361886	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	10.650	Full
5361951	4.990	12.990	6.990	1.000	1.000	5/1/2005	PURCHASE	6.990	Full
5361977	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.600	Full
5362009	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.350	Stated
5362017	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.550	Full
5362025	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated
5362082	4.990	13.200	7.200	3.000	1.000	5/1/2005	PURCHASE	7.200	Stated
5362090	6.750	16.600	10.600	1.000	1.000	6/1/2005	PURCHASE	10.600	Full
5362108	4.990	12.990	6.990	1.000	1.000	5/1/2005	PURCHASE	6.990	Full
5362132	4.990	13.650	7.650	1.000	1.000	5/1/2005	PURCHASE	7.650	Stated
5362215	4.250	13.950	7.950	1.000	1.000	5/1/2005	PURCHASE	7.950	Stated
5362231	4.990	13.900	7.900	1.000	1.000	6/1/2005	PURCHASE	7.900	Stated
5362249	4.250	11.875	5.875	1.000	1.000	6/1/2005	REFI-CASH OUT	5.875	Stated
5362306	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.600	Full
5362348	6.990	15.750	9.750	1.000	1.000	5/1/2005	PURCHASE	9.750	Full
5362371	4.990	13.200	7.200	1.000	1.000	5/1/2005	REFI-NO CASHOUT	7.200	Full
5362389	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.600	Stated
5362421	4.990	13.100	7.100	1.000	1.000	5/1/2005	PURCHASE	7.100	Full
5362439	4.250	12.000	6.000	1.000	1.000	5/1/2005	REFI-CASH OUT	6.000	Stated
5362447	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.050	Stated
5362462	5.750	16.100	10.100	3.000	1.000	5/1/2005	PURCHASE	10.100	Full
5362488	4.990	13.150	7.150	1.000	1.000	7/1/2005	PURCHASE	7.150	Full
5362546	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.800	Stated
5362579	4.750	13.350	7.350	1.000	1.000	5/1/2005	REFI-CASH OUT	7.350	Stated
5362595	4.250	12.125	6.125	1.000	1.000	5/1/2005	REFI-CASH OUT	6.125	Stated
5362603	0.000	0.000	0.000	0.000	0.000		PURCHASE	7.000	Stated
5362629	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.600	Stated
5362650	5.750	15.450	9.450	1.000	1.000	5/1/2005	PURCHASE	9.450	Full
5362678	6.750	17.791	11.791	1.000	1.000	5/1/2005	REFI-CASH OUT	11.791	Full
5362694	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	8.650	Full
5362710	4.800	12.500	6.500	1.000	1.000	5/1/2005	PURCHASE	6.500	Full
5362738	5.990	15.050	9.050	1.000	1.000	5/1/2005	PURCHASE	9.050	Full
5362785	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	7.250	Full
5362793	0.000	0.000	0.000	0.000	0.000		PURCHASE	8.600	Stated
5362801	6.750	17.500	11.500	1.000	1.000	6/1/2005	REFI-NO CASHOUT	11.500	Full
5362835	6.750	15.500	9.500	1.000	1.000	5/1/2005	PURCHASE	9.500	Full
5362918	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.875	Stated
5362926	5.750	14.950	8.950	1.000	1.000	5/1/2005	REFI-NO CASHOUT	8.950	Full
5362934	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.550	Full
5362975	5.750	17.050	11.050	1.000	1.000	6/1/2005	REFI-CASH OUT	11.050	Stated
5362983	4.250	12.650	6.650	1.000	1.000	5/1/2005	REFI-CASH OUT	6.650	Stated
5362991	5.990	14.990	8.990	1.000	1.000	5/1/2005	REFI-CASH OUT	8.990	Full
5363049	4.990	12.700	6.700	1.000	1.000	5/1/2005	PURCHASE	6.700	Stated
5363064	4.250	12.650	6.650	1.000	1.000	5/1/2005	REFI-CASH OUT	6.650	Stated
5363072	7.750	13.490	7.490	3.000	1.000	4/1/2005	REFI-CASH OUT	7.490	Full
5363106	4.990	11.800	5.800	1.000	1.000	6/1/2005	REFI-CASH OUT	5.800	Full
5363122	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.125	Full
5363148	4.990	12.625	6.625	1.000	1.000	5/1/2005	PURCHASE	6.625	Stated
5363163	5.990	16.650	10.650	1.000	1.000	5/1/2005	REFI-CASH OUT	10.650	Full
5363171	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.600	Stated
5363189	4.990	12.990	6.990	1.000	1.000	5/1/2005	REFI-NO CASHOUT	6.990	Stated
5363213	5.990	14.800	8.800	1.000	1.000	5/1/2005	PURCHASE	8.800	Full
5363221	4.990	12.450	6.450	1.000	1.000	5/1/2005	PURCHASE	6.450	Full
5363262	4.990	14.000	8.000	1.000	1.000	5/1/2005	PURCHASE	8.000	Full
5363270	5.990	14.250	8.250	1.000	1.000	5/1/2005	REFI-CASH OUT	8.250	Full
5363296	6.750	13.250	7.250	1.000	1.000	5/1/2005	PURCHASE	7.250	Stated
5363338	5.750	12.990	6.990	1.000	1.000	5/1/2005	REFI-CASH OUT	6.990	Full
5363346	6.750	13.250	7.250	1.000	1.000	5/1/2005	PURCHASE	7.250	Stated
5363353	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.125	Stated
5363387	4.990	12.500	6.500	1.000	1.000	5/1/2005	REFI-CASH OUT	6.500	Full
5363395	4.990	12.990	6.990	1.000	1.000	5/1/2005	PURCHASE	6.990	Stated
5363403	5.750	13.990	7.990	1.000	1.000	6/1/2005	REFI-CASH OUT	7.990	Full
5363445	4.990	12.600	6.600	1.000	1.000	5/1/2005	REFI-CASH OUT	6.600	Full
5363460	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.150	Full
5363510	4.990	12.900	6.900	1.000	1.000	6/1/2005	REFI-CASH OUT	6.900	Full
5363569	4.250	12.750	6.750	1.000	1.000	5/1/2005	REFI-CASH OUT	6.750	Full
5363585	5.990	18.050	12.050	1.000	1.000	5/1/2005	REFI-CASH OUT	12.050	Full
5363593	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.375	Stated
5363601	5.750	12.900	6.900	1.000	1.000	6/1/2005	REFI-CASH OUT	6.900	Full
5363643	5.750	16.000	10.000	1.000	1.000	6/1/2005	PURCHASE	10.000	Full
5363684	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Full
5363692	5.550	14.990	8.990	1.000	1.000	5/1/2005	REFI-CASH OUT	8.990	Full
5363817	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	11.700	Stated
5363825	0.000	0.000	0.000	0.000	0.000		PURCHASE	6.500	Full
5363858	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.750	Full
5363866	4.800	13.450	7.450	1.000	1.000	5/1/2005	PURCHASE	7.450	Stated
5363874	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.550	Full
5363890	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	9.650	Full
5363924	4.250	13.000	7.000	1.000	1.000	5/1/2005	REFI-CASH OUT	7.000	Stated
5363932	4.990	13.500	7.500	1.000	1.000	5/1/2005	PURCHASE	7.500	Full
5363965	4.990	14.200	8.200	1.000	1.000	5/1/2005	REFI-CASH OUT	8.200	Full
5363973	4.990	13.100	7.100	1.000	1.000	5/1/2005	PURCHASE	7.100	Limited
5364005	0.000	0.000	0.000	0.000	0.000		PURCHASE	11.450	Full
5364039	4.990	12.750	6.750	1.000	1.000	5/1/2005	PURCHASE	6.750	Full
5364047	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	10.750	Full
5364070	4.990	13.450	7.450	1.000	1.000	5/1/2005	PURCHASE	7.450	Stated
5364096	4.990	12.850	6.850	1.000	1.000	5/1/2005	REFI-CASH OUT	6.850	Stated
5364161	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.950	Full
5364179	4.250	12.500	6.500	1.000	1.000	6/1/2005	REFI-CASH OUT	6.500	Full
5364237	4.250	12.250	6.250	1.000	1.000	5/1/2005	PURCHASE	6.250	Stated
5364245	4.990	12.900	6.900	1.000	1.000	5/1/2005	PURCHASE	6.900	Full
5364328	5.990	17.500	11.500	1.000	1.000	6/1/2005	REFI-CASH OUT	11.500	Full
5364351	5.750	13.300	7.300	1.000	1.000	5/1/2005	REFI-CASH OUT	7.300	Stated
5364393	4.990	12.950	6.950	1.000	1.000	5/1/2005	PURCHASE	6.950	Full
5364427	5.990	15.250	9.250	1.000	1.000	5/1/2005	PURCHASE	9.250	Full
5364435	4.990	11.850	5.850	1.000	1.000	6/1/2005	PURCHASE	5.850	Full
5364450	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.125	Stated
5364468	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.250	Stated

LOAN NUMBER	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5361181	A	687	330,000.00	330,000	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5361225	AA	680	360,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5361233	AA	675	257,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5361266	B-	514	110,000.00	0	1	5/31/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5361274	A	705	220,000.00	220,000	1	5/15/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5361316	AA	653	234,000.00	0	1	5/6/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5361324	A-	535	165,000.00	165,000	1	5/19/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5361340	A	697	270,000.00	269,950	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5361373	A	608	404,000.00	400,000	1	6/25/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5361399	AA	662	337,000.00	326,350	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5361407	A	674	429,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5361415	A-	512	115,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5361431	A	632	350,000.00	0	1	6/10/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5361449	B-	541	58,000.00	58,000	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5361480	B-	484	220,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5361498	AA	629	241,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5361506	B-	536	102,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5361563	A	606	210,000.00	210,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5361589	A-	582	200,000.00	200,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5361654	C	546	143,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5361662	B-	618	215,000.00	215,000	1	6/5/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5361670	D	531	92,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5361688	B-	523	43,000.00	41,000	1	6/23/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5361704	A	634	80,000.00	74,000	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5361720	B	575	106,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5361746	A-	508	80,000.00	0	1	5/9/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5361753	AA	657	130,000.00	125,000	1	5/30/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5361787	AA	621	345,000.00	342,000	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5361829	A	674	263,266.00	263,266	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5361845	A-	587	72,000.00	0	1	6/11/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5361886	A-	521	86,000.00	0	1	5/14/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5361951	A	634	70,000.00	64,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5361977	A	694	175,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5362009	A	732	90,000.00	0	1	4/30/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5362017	B	660	90,000.00	0	1	4/28/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5362025	AA	644	365,000.00	0	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5362082	A	667	115,000.00	112,000	1	4/23/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5362090	C	573	77,000.00	73,900	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5362108	A	634	70,000.00	65,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5362132	A	660	127,000.00	116,500	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5362215	AA	653	115,000.00	115,000	1	4/24/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5362231	A	681	91,000.00	91,000	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5362249	AA	677	275,000.00	0	1	5/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5362306	A	707	185,000.00	0	1	6/3/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5362348	B	588	80,000.00	80,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5362371	A	620	217,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5362389	A	719	206,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5362421	A	676	100,000.00	75,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5362439	AA	704	267,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5362447	A	652	145,000.00	134,900	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5362462	A-	507	137,000.00	115,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5362488	A	644	225,000.00	225,000	1	6/13/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5362546	A	687	192,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5362579	AA	640	210,000.00	0	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5362595	AA	715	114,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5362603	A	689	116,000.00	115,950	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5362629	A	634	260,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5362650	A-	510	107,000.00	106,150	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5362678	D	503	65,000.00	0	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5362694	A-	543	191,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5362710	A	731	195,000.00	195,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5362738	B-	580	46,000.00	46,000	1	4/26/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5362785	A	729	105,000.00	0	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5362793	A	771	98,000.00	98,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5362801	C	514	97,000.00	0	1	5/21/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5362835	B	576	85,000.00	85,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5362918	A	665	215,000.00	0	1	5/22/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5362926	A-	540	130,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5362934	A	680	158,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5362975	A-	504	99,000.00	0	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5362983	AA	652	335,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5362991	B	498	220,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363049	A	672	299,000.00	299,000	1	4/25/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5363064	AA	668	188,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363072	A-	0	85,000.00	0	1	3/20/2003	357	6/1/2003	Group I	6 MO LIBOR	6	N
5363106	A	642	173,000.00	0	1	5/22/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5363122	AA	665	160,000.00	0	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5363148	A	669	135,000.00	135,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363163	B	492	340,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363171	A	646	420,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363189	A	601	190,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363213	B	576	90,000.00	90,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363221	A	663	310,000.00	302,900	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363262	A	606	270,000.00	270,000	1	5/7/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5363270	A-	552	240,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363296	A	643	220,000.00	216,500	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363338	A-	570	169,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363346	A	652	186,000.00	186,000	1	4/18/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363353	AA	678	154,000.00	0	1	4/30/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5363387	A	684	320,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363395	A	679	373,000.00	373,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363403	A-	577	165,000.00	0	1	5/28/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5363445	A	615	135,000.00	0	1	5/8/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5363460	AA	647	178,000.00	0	1	5/2/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5363510	A	607	213,000.00	0	1	5/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5363569	AA	713	192,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5363585	B	461	41,000.00	0	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363593	A	759	150,000.00	0	1	6/23/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5363601	A-	570	150,000.00	0	1	5/9/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5363643	A-	576	45,000.00	45,000	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5363684	AA	640	160,000.00	0	1	4/30/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5363692	B	517	265,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363817	A-	486	70,000.00	0	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363825	A	663	220,000.00	211,346	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363858	AA	681	62,000.00	0	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5363866	A	665	185,000.00	180,000	1	5/5/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363874	A	634	175,000.00	0	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5363890	A-	523	80,000.00	0	1	4/30/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5363924	AA	679	322,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363932	A	637	136,000.00	135,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363965	A	625	135,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5363973	A	717	230,000.00	229,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364005	B-	531	109,000.00	109,000	1	6/24/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5364039	A	633	318,000.00	318,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364047	B	507	80,000.00	0	1	5/8/2003	179	7/1/2003	Group I	6 MO LIBOR	6	N
5364070	A	662	64,000.00	62,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5364096	A	629	235,000.00	0	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5364161	A-	634	75,000.00	0	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5364179	AA	633	241,000.00	0	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5364237	AA	656	325,000.00	325,000	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364245	A	605	192,000.00	192,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364328	B	474	200,000.00	0	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364351	A-	583	320,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364393	A	629	225,000.00	225,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364427	B	568	72,500.00	72,500	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364435	A	626	380,000.00	380,000	1	5/19/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5364450	AA	683	258,000.00	0	1	6/10/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5364468	AA	645	330,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.384 WA Rate — 10,145 Loan Count
352.93 WA Rterm — $1,551,133,819.12 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV
5364484	74517226	EGGERS	11 W HIGUERA ROAD	TULAROSA	NM	88352	OWNER-OCC	SFR	360	90.00	0.00
5364492	74517238	HARRISON	3130 CAMBRIDGE ROAD NO 2	CAMERON PARK	CA	95682	OWNER-OCC	SFR	360	95.00	0.00
5364542	74517285	WYCKOFF	65 ROSIE LANE	AGAWAM	MA	1001	OWNER-OCC	SFR	360	84.21	0.00
5364559	74517293	FLORES	1021 S BASS BLVD	EDINBURG	TX	78539	OWNER-OCC	SFR	360	90.00	0.00
5364567	74517301	BRUCE	6800 S QUINCE STREET	CENTENNIAL	CO	80112	OWNER-OCC	SFR	360	80.00	0.00
5364575	74517319	TRAUSTASAON	2006 BRIAR'S COURT	LACKAWAXEN	PA	18435	OWNER-OCC	PUD	180	51.85	0.00
5364591	74517335	EASTERLY	2800 SPEER BLVD UNIT 403	DENVER	CO	80211	OWNER-OCC	CONDO	360	80.00	100.00
5364625	74517368	YANEZ	1745 STRATFORD STREET	WEST COVINA	CA	91791	OWNER-OCC	CONDO	360	80.00	100.00
5364633	74517376	SCOTT	821 27TH AVE	SEATTLE	WA	98122	OWNER-OCC	SFR	360	80.00	0.00
5364641	74517384	LEWIS	2708 NW 47 TERRACE	LAUDERDALE LAKES	FL	33313	OWNER-OCC	CONDO	360	90.00	0.00
5364658	74517392	MEIER	8511 WINDHAM STREET	PARKER	CO	80134	OWNER-OCC	SFR	360	69.55	0.00
5364666	74517400	MANDALINDAN	4323 240TH STREET SE	BOTHELL	WA	98021	OWNER-OCC	SFR	180	80.00	0.00
5364690	74517434	ROSEBOROUGH	883 E EL CONQUISTADOR	PALM SPRINGS	CA	92262	OWNER-OCC	SFR	360	70.00	0.00
5364708	74517442	GAPASIN	27823 NORWICH WAY	HAYWARD	CA	94545	OWNER-OCC	SFR	360	80.00	100.00
5364732	74517475	OXFORD	2820 CIRCLE DR	ARNOLD	CA	95223	OWNER-OCC	SFR	360	75.00	0.00
5364740	74517483	TORRES JR	2109 DURHAM RD	GUILFORD	CT	6437	OWNER-OCC	SFR	360	83.91	0.00
5364765	74517509	DE LA MORA	580 E CORTLAND AVENUE	FRESNO	CA	93704	OWNER-OCC	SFR	360	80.00	100.00
5364799	74517533	SANFILIPPO	124 HIGHWAY 4	COPPEROPOLIS	CA	95228	NON OWNER	SFR	360	70.00	0.00
5364807	74517541	LEE	23475 HIGHWAY 20	BEND	OR	97701	OWNER-OCC	SFR	360	75.00	0.00
5364815	74517558	HUEZO	8 CHANSLOR AVE	RICHMOND	CA	94801	OWNER-OCC	SFR	360	80.00	100.00
5364831	74517574	BETTENCOURT	364 CHESTNUT STREET	LOS BANOS	CA	93635	OWNER-OCC	SFR	360	50.00	0.00
5364849	74517582	VENDERLEY	4131 WARSAW ST	FORT WAYNE	IN	46806	NON OWNER	SFR	360	70.00	0.00
5364880	74517624	MAGALLON	183 OAKLAND AVENUE	SAN JOSE	CA	95116	OWNER-OCC	SFR	360	80.00	100.00
5364930	74517673	SANTIVANEZ	735 OLIVE AVE #87	NOVATO	CA	94945	OWNER-OCC	CONDO	360	80.00	100.00
5364948	74517681	ISLEY	3707 MOUNT AVE	MISSOULA	MT	59804	OWNER-OCC	SFR	360	80.00	0.00
5364955	74517699	RAMIREZ	104 E DUNHAM AVE	MADERA	CA	93637	NON OWNER	SFR	180	74.08	0.00
5365003	74517749	WILLIAMS	703 DEWITT AVENUE	CLOVIS	CA	93612	NON OWNER	SFR	180	75.00	0.00
5365060	74517806	KENON	4548 MIAMI DRIVE	PLANO	TX	75093	OWNER-OCC	SFR	360	80.00	100.00
5365077	74517814	LYTLE-WELLS	14321 THORNE LANE SW	LAKEWOOD	WA	98498	OWNER-OCC	SFR	360	85.00	0.00
5365119	74517830	SATAR	1288 AMHERST STREET	SUPERIOR	CO	80027	OWNER-OCC	PUD	360	90.00	0.00
5365127	74517848	NABERT	401 HONOR LANE	POPLAR BLUFF	MO	63901	OWNER-OCC	SFR	360	80.00	0.00
5365143	74517863	VAN BROWN	727 BINFORD STREET	OGDEN	UT	84401	OWNER-OCC	SFR	360	54.05	70.77
5365176	74517897	DANIELSON	12208 EDGEWOOD AVE SW	LAKEWOOD	WA	98498	OWNER-OCC	SFR	360	80.00	100.00
5365192	74517913	CUSA	83-776 PACIFICA SUR	INDIO	CA	92201	OWNER-OCC	SFR	360	65.00	0.00
5365200	74517921	CANNON	5605 SE CR 1096	CORSICANA	TX	75109	OWNER-OCC	MANU/MOBIL	360	80.00	96.57
5365218	74517939	CHAND	1045 CATANA TERRACE #113	UNION CITY	CA	94587	OWNER-OCC	CONDO	360	80.00	100.00
5365234	74517954	JAMES	67952 NEHALEM HWY NORTH	VERNONIA	OR	97064	OWNER-OCC	SFR	360	79.68	99.97
5365259	74517970	PALOMERA	220 BROOKSIDE COURT	SUISUN CITY	CA	94585	OWNER-OCC	SFR	360	80.00	100.00
5365325	74518044	HERRERA	380 JAEGER STREET	TRACY	CA	95376	OWNER-OCC	SFR	360	80.00	100.00
5365341	74518068	MAROOT	3125 N ARTHUR AVENUE	FRESNO	CA	93705	NON OWNER	SFR	360	80.00	0.00
5365358	74518077	HINOJOSA	7231 FULTON STREET	MOUNT VERNON	WA	98273	OWNER-OCC	PUD	360	80.00	100.00
5365366	74518085	WELLMAN	4820 GREENE AVENUE NW	ALBUQUERQUE	NM	87114	OWNER-OCC	SFR	360	90.00	0.00
5365382	74518101	RODRIGUEZ	7540 SKELTON WAY	SACRAMENTO	CA	95822	OWNER-OCC	SFR	360	71.88	0.00
5365390	74518119	POLL	18029 117TH STREET SE	SNOHOMISH	WA	98290	OWNER-OCC	SFR	360	73.68	0.00
5365408	74518127	MARTIN	3109 CLAY STREET	SACRAMENTO	CA	95815	OWNER-OCC	SFR	360	80.00	0.00
5365424	74518143	ROOS	407 SUMMIT AVE	FIRCREST	WA	98466	OWNER-OCC	SFR	360	80.00	100.00
5365515	74518234	KUYKENDALL	3033 SW CR 0018	CORSICANA	TX	75110	OWNER-OCC	MANU/MOBIL	360	79.98	94.74
5365531	74518250	RIVES	302 ARBONA CIRCLE NORTH	SONORA	CA	95370	OWNER-OCC	SFR	360	80.00	100.00
5365564	74518283	BRINTON	88 BELL STREET #31	SEATTLE	WA	98121	OWNER-OCC	CONDO	360	60.00	0.00
5365572	74518291	VALERO	8868 HILLERY DRIVE	SAN DIEGO	CA	92126	OWNER-OCC	SFR	360	70.27	0.00
5365580	74518309	BAKER	8484 JATNA LANE	ANDERSON	CA	96007	OWNER-OCC	SFR	360	90.00	0.00
5365606	74518325	WILKES	4805 CEDAR VIEW ROAD	ORLANDO	FL	32808	OWNER-OCC	SFR	360	80.00	100.00
5365630	74518358	RUUD	1458 MAYLAND AVENUE	LA PUENTE	CA	91746	OWNER-OCC	SFR	300	84.54	0.00
5365648	74518366	RAMIREZ	1227 CALHOUN ROAD	ABERDEEN	WA	98520	OWNER-OCC	SFR	360	70.00	0.00
5365655	74518374	ROOPCHAND	38 WILLIAMS AVENUE	CENTRAL ISLIP	NY	11722	OWNER-OCC	SFR	360	80.00	100.00
5365663	74518382	VENDERLEY	421 BOLTZ ST	FORT WAYNE	IN	46806	NON OWNER	SFR	360	70.00	0.00
5365689	74518408	COTTINGHAM	5737 GIBSON PLACE	GRANITE BAY	CA	95746	OWNER-OCC	SFR	360	61.73	0.00
5365713	74518432	AWAD	16270 SKYWOOD STREET	MORENO VALLEY	CA	92551	OWNER-OCC	SFR	180	97.86	0.00
5365721	74518440	SCHNEIDER	11917 126TH ST CT EAST	PUYALLUP	WA	98374	OWNER-OCC	SFR	360	80.00	99.99
5365739	74518457	JORDAN	4905 OXFORD ST	LYNCHBURG	VA	24502	OWNER-OCC	SFR	360	90.00	0.00
5365788	74518507	BARIS	3036 CLAY STREET	SACRAMENTO	CA	95815	NON OWNER	SFR	360	70.00	0.00
5365796	74518515	BARIS	3836 NATOMA WAY	SACRAMENTO	CA	95838	NON OWNER	SFR	360	80.00	0.00
5365804	74518523	BARIS	3832 BELDEN STREET	SACRAMENTO	CA	95838	NON OWNER	SFR	360	70.00	0.00
5365820	74518549	JANSEN	1333 MOONMIST DRIVE #10A	SARASOTA	FL	34242	OWNER-OCC	CONDO	180	80.00	0.00
5365853	74518572	MIMS	420 EDWARDS STREET	BRANCHVILLE	SC	29432	OWNER-OCC	SFR	360	70.00	0.00
5365861	74518580	BROWN	739 BURR ST	GARY	IN	46406	OWNER-OCC	SFR	360	90.00	0.00
5365879	74518598	THOMASON	5101 42ND STREET	SACRAMENTO	CA	95820	OWNER-OCC	SFR	360	75.00	0.00
5365887	74518606	NOWLIN	38326 GOLD HILL ROAD	RICHFIELD	NC	28137	OWNER-OCC	MANU/MOBIL	360	85.00	0.00
5365903	74518622	CRICH	169 POPLAR ST	WILKES BARRE	PA	18702	OWNER-OCC	SFR	360	85.00	0.00
5365911	74518630	HANSEN	6267 OTIS ROAD	NORTH PORT	FL	34287	OWNER-OCC	SFR	360	83.94	0.00
5365937	74518655	ALANUETE	339 E 8TH STREET	STOCKTON	CA	95206	OWNER-OCC	SFR	360	86.25	0.00
5365960	74518689	NGUYEN	1451 DENTWOOD DRIVE	SAN JOSE	CA	95118	OWNER-OCC	SFR	360	63.95	0.00
5365978	74518697	GUTIERREZ	230 E WORTH STREET	STOCKTON	CA	95206	OWNER-OCC	SFR	360	80.00	100.00
5366000	74518721	BARETT	1485 136TH AVENUE	SAN LEANDRO	CA	94578	OWNER-OCC	CONDO	360	65.00	0.00
5366018	74518739	IBARRA	79 MARIGOLD WAY	SALINAS	CA	93905	OWNER-OCC	SFR	360	80.00	100.00
5366059	74518770	SHEA	65 6TH ST	EDGARTOWN	MA	2539	OWNER-OCC	SFR	360	74.12	0.00
5366067	74518788	FISHEL	37435 JORDAN DR	WILLOUGHBY	OH	44094	NON OWNER	SFR	360	75.00	0.00
5366075	74518796	WILSON	16119 INDIAN CYPRESS DRIVE	CYPRESS	TX	77429	OWNER-OCC	PUD	360	80.00	100.00
5366091	74518812	WING	10520 S SHEPHERD ROAD	SHEPHERD	MI	48883	OWNER-OCC	MANU/MOBIL	360	80.10	0.00
5366109	74518820	SAMAAN	4653 NORTH F STREET	SAN BERNARDINO	CA	92407	OWNER-OCC	SFR	360	74.06	0.00
5366125	74518846	COUNTRYMAN	186 FOXWOOD DRIVE	CROSSVILLE	TN	38555	OWNER-OCC	MANU/MOBIL	360	70.00	85.00
5366133	74518853	GARVIN	1115 BOURNEWOOD DRIVE	SUGARLAND	TX	77478	OWNER-OCC	PUD	360	70.00	0.00
5366158	74518879	HYDE	2156 DARTMOUTH AVE	COLUMBUS	OH	43219	OWNER-OCC	SFR	360	80.00	100.00
5366216	74518937	FISHEL	1104 WINDERMERE DR	WILLOUGHBY	OH	44094	NON OWNER	SFR	360	70.00	0.00
5366232	74518952	LOPEZ	3721 NORFOLK DRIVE	TRACY	CA	95377	OWNER-OCC	SFR	360	80.00	100.00
5366281	74519000	HOLDER	178 ESSEX STREET	BROOKLYN	NY	11208	OWNER-OCC	2-4 UNITS	360	65.00	0.00
5366299	74519018	YOUNG	6919-25 LACEY AVENUE	OAKLAND	CA	94605	NON OWNER	2-4 UNITS	360	63.65	0.00
5366349	74519059	PETERSON	1827 VALLEY QUAIL DR	RIVER FALLS	WI	54022	OWNER-OCC	SFR	360	85.00	0.00
5366364	74519075	ZUNIGA	619 HOPE LANE	ALBERT LEA	MN	56007	OWNER-OCC	SFR	360	75.00	0.00
5366372	74519083	JUAREZ	710 GLEN OAKS ROAD	THOUSAND OAKS	CA	91360	OWNER-OCC	SFR	360	80.00	100.00
5366380	74519091	PADDOCK	780 LOGAN ST	JANESVILLE	WI	53545	OWNER-OCC	SFR	360	85.00	0.00
5366406	74519117	FARLEY-PATERAS	229 DALTON STREET	VENTURA	CA	93003	OWNER-OCC	SFR	360	45.46	0.00
5366414	74519125	MATHES	3424 E 88TH DRIVE	THORNTON	CO	80229	OWNER-OCC	SFR	360	78.64	0.00
5366448	74519158	BIZEMORE	304 MIDLAND AVE	RYE	NY	10580	OWNER-OCC	SFR	360	61.82	0.00
5366463	74519174	FELLOWS	78 HARRY GIBBS STREET	HARTFORD	VT	5047	OWNER-OCC	SFR	360	65.00	0.00
5366497	74519208	AUSTIN	3512 BAYLOR STREET	FORT WORTH	TX	76132	OWNER-OCC	SFR	360	65.00	0.00
5366505	74519216	CURTIS	19228 OKEECHOBEE LANE	LAKE ELSINORE	CA	92530	OWNER-OCC	SFR	360	77.07	0.00
5366513	74519224	MANCARELLA	3438 OSAGE STREET	DENVER	CO	80211	OWNER-OCC	SFR	360	54.35	0.00
5366596	74519307	D'ANGELO	218 UNION AVENUE	WOOD RIDGE	NJ	7075	OWNER-OCC	SFR	360	59.63	0.00
5366604	74519315	DOMINGO	7718 OLD BEE CAVES ROAD	AUSTIN	TX	78735	OWNER-OCC	MANU/MOBIL	360	80.00	100.00
5366612	74519323	MIRANDA	600 N CLEMENTINE STREET	ANAHEIM	CA	92805	OWNER-OCC	SFR	360	22.50	0.00
5366620	74519331	PRUETT	3027 SUNRISE BAY AVENUE	NORTH LAS VEGAS	NV	89031	OWNER-OCC	PUD	360	80.00	100.00
5366638	74519349	FISHEL	300 ALCOTT PL	PAINESVILLE	OH	44077	NON OWNER	SFR	360	70.00	0.00
5366653	74519364	EIKENHORST	13088 N ROAD	OSCEOLA	NE	68651	OWNER-OCC	SFR	360	75.00	0.00
5366661	74519372	RANKIN	1125 MADISON STREET	BRIDGEPORT	IL	62417	OWNER-OCC	MANU/MOBIL	360	83.00	0.00
5366695	74519406	TAYLOR	54 WAXWING LANE	ALISO VIEJO	CA	92656	OWNER-OCC	CONDO	360	80.00	95.00
5366729	74519430	KLEMP	14815 WIND HOLLOW CIRCLE	HOUSTON	TX	77040	OWNER-OCC	PUD	360	73.68	0.00
5366745	74519455	GONZALEZ	6449 E ROANOKE AVENUE	PHOENIX	AZ	85008	OWNER-OCC	SFR	360	80.00	100.00
5366778	74519489	MCDONOUGH	2967 S HALIFAX STREET	AURORA	CO	80013	OWNER-OCC	SFR	360	80.00	0.00
5366786	74519497	LEON	4903 DOVE CREEK COVE	AUSTIN	TX	78744	OWNER-OCC	SFR	360	80.00	100.00
5366810	74519521	HUNSBERGER	123 W RENEE DRIVE	PHOENIX	AZ	85027	OWNER-OCC	SFR	360	80.00	100.00
5366877	74519588	MURDOCK	11688 N 3800 WEST	NEOLA	UT	84053	OWNER-OCC	MANU/MOBIL	360	90.00	0.00
5366901	74519613	ZERTUCHE	16808 BLUE BREEZE	ELMENDORF	TX	78112	OWNER-OCC	MANU/MOBIL	360	80.00	100.00
5366927	74519638	HOWARD	1626 CARSWELL STREET	BALTIMORE	MD	21218	OWNER-OCC	SFR	360	85.00	0.00
5366935	74519646	DUFFY	5134 S LARAMIE AVE	CHICAGO	IL	60638	OWNER-OCC	SFR	360	75.00	0.00
5366943	74519653	MCCLINTON	8779 S EMERALD LOOP	SHREVEPORT	LA	71106	OWNER-OCC	SFR	360	53.13	0.00
5366984	74519695	CRISWELL	3935 STEWART AVE	KANSAS CITY	KS	66104	OWNER-OCC	SFR	360	85.00	0.00
5366992	74519703	AHMAD	1247 BIRCHSTONE DRIVE	MISSOURI CITY	TX	77459	OWNER-OCC	PUD	360	80.00	100.00
5367040	74519752	EADS	1931 N PARKER AVENUE	INDIANAPOLIS	IN	46218	NON OWNER	SFR	360	65.00	0.00
5367065	74519778	RODRIGUEZ	10632 DOWNEY NORWALK ROAD	NORWALK	CA	90650	OWNER-OCC	SFR	360	52.65	0.00
5367081	74519794	MILLS	3727 W 214TH PLACE, UNIT 2B	MATTESON	IL	60443	NON OWNER	CONDO	360	70.00	0.00
5367107	74519810	HENRY	118 WOODLAND AVENUE	DENNISON	OH	44621	OWNER-OCC	SFR	180	63.33	0.00
5367115	74519828	RODRIGUEZ	1824 W 58TH STREET	LOS ANGELES	CA	90062	OWNER-OCC	2-4 UNITS	360	80.00	100.00
5367131	74519844	ORTIZ	14718 AVON AVENUE	LATHROP	CA	95330	OWNER-OCC	SFR	360	80.00	100.00
5367156	74519868	GORDON	2155 RAILROAD STREET	LUTCHER	LA	70071	OWNER-OCC	SFR	360	80.00	0.00
5367172	74519885	SMITH	14104 S BENSLEY AVE	BURNHAM	IL	60633	OWNER-OCC	SFR	360	85.00	0.00
5367180	74519893	LEPPIN	1425 DOWELL DRIVE	CHILLICOTHE	MO	64601	OWNER-OCC	SFR	360	95.00	0.00
5367214	74519927	THOMAS	2323 SEEVERS AVENUE	DALLAS	TX	75216	NON OWNER	SFR	360	80.00	0.00

LOAN NUMBER	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY P&I	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE
5364484	7.550	6/1/2003	5/1/2033	701.84	99,900.00	99,829.60	99,752.74	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005
5364492	7.950	6/1/2003	5/1/2033	1300.82	178,125.00	178,004.26	177,883.72	ARM	4.250	13.950	7.950	1.000	1.000	5/1/2005
5364542	9.800	6/1/2003	5/1/2033	1380.53	160,000.00	159,928.14	159,831.67	ARM	5.750	15.800	9.800	1.000	1.000	6/1/2005
5364559	8.149	6/1/2003	5/1/2033	589.45	78,200.00	78,144.38	78,066.41	FXD	0.000	0.000	0.000	0.000	0.000	
5364567	11.550	6/1/2003	5/1/2033	1908.53	192,000.00	191,858.86	191,858.86	ARM	6.750	17.550	11.550	3.000	1.000	5/1/2006
5364575	8.375	6/1/2003	5/1/2018	684.56	70,000.00	69,532.56	69,532.56	FXD	0.000	0.000	0.000	0.000	0.000	
5364591	8.600	6/1/2003	5/1/2033	1584.1	249,600.00	249,378.70	249,156.18	ARM	4.990	14.600	8.600	1.000	1.000	5/1/2005
5364625	8.850	6/1/2003	5/1/2033	1205.68	184,000.00	183,844.65	183,688.42	ARM	4.990	14.850	8.850	1.000	1.000	5/1/2005
5364633	8.200	6/1/2003	5/1/2033	1674.97	224,000.00	224,000.00	223,710.41	ARM	4.990	14.200	8.200	1.000	1.000	5/1/2005
5364641	7.800	6/1/2003	5/1/2033	492.4	68,400.00	68,352.20	68,304.08	FXD	0.000	0.000	0.000	0.000	0.000	
5364658	8.500	7/1/2003	6/1/2033	1965.74	311,000.00	311,000.00	310,718.64	ARM	4.250	14.500	8.500	1.000	1.000	6/1/2005
5364666	5.500	6/1/2003	5/1/2018	2353.21	288,000.00	286,956.78	285,928.64	FXD	0.000	0.000	0.000	0.000	0.000	
5364690	8.900	7/1/2003	6/1/2033	1370.56	157,500.00	157,428.62	157,428.62	ARM	5.990	14.900	8.900	1.000	1.000	6/1/2005
5364708	6.600	7/1/2003	6/1/2033	1824.01	285,600.00	285,600.00	285,346.78	ARM	4.990	12.600	6.600	1.000	1.000	6/1/2005
5364732	7.850	6/1/2003	5/1/2033	1329.13	183,750.00	183,622.90	183,494.97	ARM	5.990	13.850	7.850	1.000	1.000	5/1/2005
5364740	6.900	6/1/2003	5/1/2033	1290.86	196,000.00	195,836.14	195,671.34	ARM	4.250	12.900	6.900	1.000	1.000	5/1/2005
5364765	6.925	6/1/2003	5/1/2033	681.41	103,200.00	103,027.78	103,027.78	ARM	4.990	12.925	6.925	1.000	1.000	5/1/2005
5364799	8.650	6/1/2003	5/1/2033	791.27	101,500.00	101,380.33	101,380.33	ARM	4.990	14.650	8.650	1.000	1.000	5/1/2005
5364807	6.400	6/1/2003	5/1/2033	2017.28	322,500.00	321,903.89	321,903.62	FXD	0.000	0.000	0.000	0.000	0.000	
5364815	7.300	6/1/2003	5/1/2033	1343.72	196,000.00	195,696.30	195,696.30	ARM	4.990	13.300	7.300	1.000	1.000	5/1/2005
5364831	7.300	6/1/2003	5/1/2033	1190.84	173,700.00	173,565.83	173,430.85	FXD	0.000	0.000	0.000	0.000	0.000	
5364849	8.150	8/1/2003	7/1/2033	257.89	34,650.00	34,650.00	34,650.00	ARM	5.990	14.150	8.150	1.000	1.000	7/1/2005
5364880	6.050	6/1/2003	5/1/2033	1494.87	248,000.00	247,755.46	247,509.69	ARM	4.990	12.050	6.050	1.000	1.000	5/1/2005
5364930	7.400	6/1/2003	5/1/2033	1658.95	239,600.00	239,418.59	239,236.04	ARM	4.990	13.400	7.400	1.000	1.000	5/1/2005
5364948	6.875	7/1/2003	6/1/2033	2102.18	320,000.00	320,000.00	319,731.15	FXD	0.000	0.000	0.000	0.000	0.000	
5364955	6.750	8/1/2003	7/1/2018	540.66	61,100.00	61,100.00	61,100.00	FXD	0.000	0.000	0.000	0.000	0.000	
5365003	6.000	7/1/2003	6/1/2018	556.95	66,000.00	65,773.05	65,773.05	FXD	0.000	0.000	0.000	0.000	0.000	
5365060	7.050	6/1/2003	5/1/2033	797.05	119,200.00	119,103.25	119,005.93	ARM	4.990	13.050	7.050	1.000	1.000	5/1/2005
5365077	7.950	6/1/2003	5/1/2033	1080.09	147,900.00	147,668.83	147,698.83	ARM	5.250	13.950	7.950	1.000	1.000	5/1/2005
5365119	8.900	6/1/2003	5/1/2033	2404.28	301,500.00	301,331.85	301,162.45	ARM	5.750	14.900	8.900	1.000	1.000	5/1/2005
5365127	7.800	6/1/2003	5/1/2033	449.2	62,400.00	62,356.40	62,312.52	ARM	5.990	13.800	7.800	1.000	1.000	5/1/2005
5365143	9.450	6/1/2003	5/1/2033	167.45	20,000.00	19,990.07	19,980.02	ARM	4.990	15.450	9.450	1.000	1.000	5/1/2005
5365176	7.250	6/1/2003	5/1/2033	652.06	95,584.00	95,509.43	95,434.41	ARM	4.990	13.250	7.250	1.000	1.000	5/1/2005
5365192	7.700	7/1/2003	6/1/2033	1692.43	237,380.00	237,380.00	237,210.78	FXD	0.000	0.000	0.000	0.000	0.000	
5365200	10.600	8/1/2003	7/1/2033	758.23	82,000.00	82,000.00	82,000.00	ARM	6.250	16.600	10.600	1.000	1.000	7/1/2005
5365218	6.800	7/1/2003	6/1/2033	2075.73	318,400.00	318,400.00	318,128.54	ARM	4.990	12.800	6.800	1.000	1.000	6/1/2005
5365234	6.800	7/1/2003	6/1/2033	370.62	56,850.00	56,801.53	56,801.53	ARM	4.990	12.800	6.800	1.000	1.000	6/1/2005
5365259	6.450	6/1/2003	5/1/2033	1534.24	244,000.00	243,552.94	243,552.94	ARM	4.990	12.450	6.450	1.000	1.000	5/1/2005
5365325	6.100	6/1/2003	5/1/2033	1367.13	225,600.00	225,379.68	225,158.24	ARM	4.990	12.100	6.100	1.000	1.000	5/1/2005
5365341	7.375	7/1/2003	6/1/2033	1243.22	180,000.00	180,000.00	179,860.03	FXD	0.000	0.000	0.000	0.000	0.000	
5365358	7.300	6/1/2003	5/1/2033	957.34	139,640.00	139,423.82	139,423.82	ARM	4.990	13.300	7.300	1.000	1.000	5/1/2005
5365366	6.900	6/1/2003	5/1/2033	758.71	115,200.00	115,103.69	115,008.85	ARM	4.250	12.900	6.900	1.000	1.000	5/1/2005
5365382	6.800	6/1/2003	5/1/2033	734.48	115,000.00	114,795.52	114,795.52	ARM	4.990	12.800	6.800	1.000	1.000	5/1/2005
5365390	6.375	6/1/2003	5/1/2033	942.05	151,000.00	150,719.53	150,719.53	FXD	0.000	0.000	0.000	0.000	0.000	
5365408	7.900	6/1/2003	5/1/2033	755.88	104,000.00	103,928.45	103,856.77	ARM	4.990	13.900	7.900	1.000	1.000	5/1/2005
5365424	7.800	6/1/2003	5/1/2033	964.63	134,000.00	133,906.37	133,812.13	ARM	4.990	13.800	7.800	1.000	1.000	5/1/2005
5365515	11.550	8/1/2003	7/1/2033	858.91	86,400.00	86,400.00	86,400.00	ARM	6.750	17.550	11.550	1.000	1.000	7/1/2005
5365531	6.600	6/1/2003	5/1/2033	1277.32	200,000.00	199,822.68	199,644.38	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005
5365564	7.050	7/1/2003	6/1/2033	1113.33	166,500.00	166,500.00	166,364.86	FXD	0.000	0.000	0.000	0.000	0.000	
5365572	5.825	7/1/2003	6/1/2033	1496.71	260,000.00	259,722.04	259,722.04	ARM	4.250	11.825	5.825	1.000	1.000	6/1/2005
5365580	8.750	7/1/2003	6/1/2033	1359.42	172,800.00	172,700.58	172,700.58	ARM	5.750	14.750	8.750	1.000	1.000	6/1/2005
5365606	8.500	7/1/2003	6/1/2033	599.76	78,000.00	78,000.00	77,952.74	ARM	5.990	14.500	8.500	1.000	1.000	6/1/2005
5365630	5.750	7/1/2003	6/1/2033	1233.39	211,350.00	211,123.13	211,123.13	ARM	4.250	11.750	5.750	1.000	1.000	6/1/2005
5365648	7.450	6/1/2003	5/1/2033	642.92	92,400.00	92,330.73	92,261.03	FXD	0.000	0.000	0.000	0.000	0.000	
5365655	7.250	7/1/2003	6/1/2033	1337.07	196,000.00	196,000.00	195,847.10	FXD	0.000	0.000	0.000	0.000	0.000	
5365663	8.150	8/1/2003	7/1/2033	250.07	33,600.00	33,600.00	33,600.00	ARM	5.990	14.150	8.150	1.000	1.000	7/1/2005
5365689	5.500	6/1/2003	5/1/2033	1419.48	250,000.00	249,726.35	249,451.45	ARM	4.250	11.500	5.500	1.000	1.000	5/1/2005
5365713	6.600	7/1/2003	6/1/2018	1249.18	142,500.00	142,500.00	142,034.57	FXD	0.000	0.000	0.000	0.000	0.000	
5365721	5.100	6/1/2003	5/1/2033	897.65	165,329.00	165,133.99	164,937.18	ARM	4.990	11.100	5.100	1.000	1.000	5/1/2005
5365739	8.400	6/1/2003	5/1/2033	1042.2	136,800.00	136,715.40	136,630.21	ARM	5.750	14.400	8.400	1.000	1.000	5/1/2005
5365788	8.149	6/1/2003	5/1/2033	755.42	101,500.00	101,078.08	101,078.08	FXD	0.000	0.000	0.000	0.000	0.000	
5365796	8.550	6/1/2003	5/1/2033	957.86	124,000.00	123,765.47	123,765.47	FXD	0.000	0.000	0.000	0.000	0.000	
5365804	8.149	6/1/2003	5/1/2033	729.37	98,000.00	97,730.57	97,730.57	FXD	0.000	0.000	0.000	0.000	0.000	
5365820	6.250	6/1/2003	5/1/2018	2743.76	320,000.00	318,922.91	317,840.31	FXD	0.000	0.000	0.000	0.000	0.000	
5365853	7.500	6/1/2003	5/1/2033	616.71	88,200.00	88,068.67	88,068.67	FXD	0.000	0.000	0.000	0.000	0.000	
5365861	10.950	7/1/2003	6/1/2033	358.56	37,800.00	37,786.37	37,786.37	ARM	5.750	16.950	10.950	1.000	1.000	6/1/2005
5365879	6.700	7/1/2003	6/1/2033	619.47	96,000.00	96,000.00	95,916.53	ARM	4.990	12.700	6.700	1.000	1.000	6/1/2005
5365887	9.050	7/1/2003	6/1/2033	652.64	80,750.00	80,706.35	80,706.35	ARM	5.750	15.050	9.050	1.000	1.000	6/1/2005
5365903	10.300	6/1/2003	5/1/2033	443.62	49,300.00	49,258.52	49,258.52	ARM	5.990	16.300	10.300	1.000	1.000	5/1/2005
5365911	7.350	6/1/2003	5/1/2033	719.98	104,500.00	104,420.08	104,339.67	FXD	0.000	0.000	0.000	0.000	0.000	
5365937	8.550	7/1/2003	6/1/2033	799.5	103,500.00	103,437.44	103,437.44	FXD	0.000	0.000	0.000	0.000	0.000	
5365960	7.300	6/1/2003	5/1/2033	1885.33	275,000.00	274,573.88	274,573.88	ARM	5.750	13.300	7.300	1.000	1.000	5/1/2005
5365978	7.300	6/1/2003	5/1/2033	745.91	108,800.00	108,715.96	108,631.41	ARM	4.990	13.300	7.300	1.000	1.000	5/1/2005
5366000	10.900	6/1/2003	5/1/2033	1559.83	165,100.00	164,855.41	164,730.26	ARM	6.750	16.900	10.900	1.000	1.000	5/1/2005
5366018	6.100	7/1/2003	6/1/2033	1565.89	258,400.00	258,147.64	258,147.64	ARM	4.990	12.100	6.100	1.000	1.000	6/1/2005
5366059	6.125	8/1/2003	7/1/2033	1913.98	315,000.00	315,000.00	315,000.00	FXD	0.000	0.000	0.000	0.000	0.000	
5366067	6.875	6/1/2003	5/1/2033	665.15	101,250.00	101,164.93	101,079.37	FXD	0.000	0.000	0.000	0.000	0.000	
5366075	6.350	6/1/2003	5/1/2033	567.48	91,200.00	91,095.12	91,009.69	ARM	4.990	12.350	6.350	1.000	1.000	5/1/2005
5366091	9.850	7/1/2003	6/1/2033	845.72	97,600.00	97,555.41	97,555.41	ARM	5.750	15.850	9.850	1.000	1.000	6/1/2005
5366109	5.750	7/1/2003	6/1/2033	756.37	129,600.00	129,600.00	129,464.68	FXD	0.000	0.000	0.000	0.000	0.000	
5366125	9.400	6/1/2003	5/1/2033	408.45	49,000.00	48,950.57	48,950.57	ARM	6.250	15.400	9.400	1.000	1.000	5/1/2005
5366133	10.250	6/1/2003	5/1/2033	740.18	82,600.00	82,565.36	82,530.43	FXD	0.000	0.000	0.000	0.000	0.000	
5366158	10.950	6/1/2003	5/1/2033	644.26	67,920.00	67,895.51	67,870.60	ARM	6.250	16.950	10.950	1.000	1.000	5/1/2005
5366216	7.000	6/1/2003	5/1/2033	549.54	82,600.00	82,532.29	82,464.19	FXD	0.000	0.000	0.000	0.000	0.000	
5366232	6.600	6/1/2003	5/1/2033	1614.53	252,800.00	252,350.51	252,350.51	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005
5366281	7.625	6/1/2003	5/1/2033	2105.69	297,500.00	297,067.98	297,067.98	FXD	0.000	0.000	0.000	0.000	0.000	
5366299	6.950	7/1/2003	6/1/2033	2431.01	367,250.00	367,250.00	366,945.98	ARM	4.990	12.950	6.950	1.000	1.000	6/1/2005
5366349	8.700	6/1/2003	5/1/2033	1292.26	165,010.50	164,914.57	164,817.94	ARM	5.750	14.700	8.700	1.000	1.000	5/1/2005
5366364	11.400	6/1/2003	5/1/2033	488.43	49,500.00	49,483.87	49,467.49	ARM	6.750	17.400	11.400	1.000	1.000	5/1/2005
5366372	7.250	7/1/2003	6/1/2033	1719.09	252,000.00	252,000.00	251,803.41	ARM	4.990	13.250	7.250	1.000	1.000	6/1/2005
5366380	11.800	7/1/2003	6/1/2033	1118.04	110,500.00	110,500.00	110,466.94	ARM	6.250	17.800	11.800	1.000	1.000	6/1/2005
5366406	7.750	7/1/2003	6/1/2033	1432.83	200,000.00	199,858.84	199,858.84	ARM	5.990	13.750	7.750	1.000	1.000	6/1/2005
5366414	5.875	6/1/2003	5/1/2033	888.61	150,220.00	150,068.84	149,912.93	ARM	4.250	11.875	5.875	1.000	1.000	5/1/2005
5366448	9.100	6/1/2003	5/1/2033	1850.97	228,000.00	227,755.13	227,755.13	FXD	0.000	0.000	0.000	0.000	0.000	
5366463	11.250	7/1/2003	6/1/2033	1231.68	126,750.00	126,750.00	126,707.20	ARM	6.750	17.250	11.250	1.000	1.000	6/1/2005
5366497	10.050	6/1/2003	5/1/2033	404.5	45,900.00	45,859.63	45,859.63	FXD	0.000	0.000	0.000	0.000	0.000	
5366505	6.500	6/1/2003	5/1/2033	998.67	158,000.00	157,713.55	157,713.55	FXD	0.000	0.000	0.000	0.000	0.000	
5366513	6.350	6/1/2003	5/1/2033	1555.59	250,000.00	249,533.43	249,533.43	ARM	4.990	12.350	6.350	1.000	1.000	5/1/2005
5366596	7.000	8/1/2003	7/1/2033	1174.28	176,500.00	176,500.00	176,500.00	FXD	0.000	0.000	0.000	0.000	0.000	
5366604	8.800	7/1/2003	6/1/2033	747.8	94,600.00	94,543.73	94,543.73	ARM	4.990	14.800	8.800	1.000	1.000	6/1/2005
5366612	9.785	6/1/2003	5/1/2033	775.58	90,000.00	89,916.30	89,916.30	FXD	0.000	0.000	0.000	0.000	0.000	
5366620	6.950	7/1/2003	6/1/2033	720.2	108,800.00	108,800.00	108,709.93	ARM	4.990	12.950	6.950	1.000	1.000	6/1/2005
5366638	7.000	6/1/2003	5/1/2033	489	73,500.00	73,439.75	73,379.15	FXD	0.000	0.000	0.000	0.000	0.000	
5366653	7.250	7/1/2003	6/1/2033	639.55	93,750.00	93,676.86	93,676.86	FXD	0.000	0.000	0.000	0.000	0.000	
5366661	10.100	6/1/2003	5/1/2033	729.66	82,450.00	82,378.28	82,378.28	ARM	6.250	16.100	10.100	1.000	1.000	5/1/2005
5366695	6.375	6/1/2003	5/1/2033	1652.01	264,800.00	264,554.74	264,308.16	FXD	0.000	0.000	0.000	0.000	0.000	
5366729	7.600	7/1/2003	6/1/2033	494.28	70,000.00	69,949.07	69,949.07	FXD	0.000	0.000	0.000	0.000	0.000	
5366745	7.800	6/1/2003	5/1/2033	1036.62	144,000.00	143,829.38	143,798.11	ARM	4.990	13.800	7.800	1.000	1.000	5/1/2005
5366778	7.550	6/1/2003	5/1/2033	1039.91	148,000.00	147,831.26	147,781.63	ARM	4.990	13.550	7.550	1.000	1.000	5/1/2005
5366786	7.800	7/1/2003	6/1/2033	679.56	94,400.00	94,400.00	94,334.04	ARM	4.990	13.800	7.800	1.000	1.000	6/1/2005
5366810	7.100	6/1/2003	5/1/2033	803.74	119,600.00	119,503.87	119,407.17	ARM	4.990	13.100	7.100	1.000	1.000	5/1/2005
5366877	8.149	6/1/2003	5/1/2033	522.47	70,200.00	70,154.25	70,108.19	FXD	0.000	0.000	0.000	0.000	0.000	
5366901	10.000	6/1/2003	5/1/2033	638.88	72,800.00	72,767.79	72,735.31	ARM	6.250	16.000	10.000	1.000	1.000	5/1/2005
5366927	11.450	8/1/2003	7/1/2033	310.25	31,450.00	31,450.00	31,450.00	FXD	0.000	0.000	0.000	0.000	0.000	
5366935	8.350	7/1/2003	6/1/2033	909.97	120,000.00	119,925.03	119,925.03	ARM	5.750	14.350	8.350	1.000	1.000	6/1/2005
5366943	10.100	6/1/2003	5/1/2033	300.89	34,000.00	33,985.28	33,970.43	FXD	0.000	0.000	0.000	0.000	0.000	
5366984	11.100	6/1/2003	5/1/2033	342.68	35,700.00	35,687.89	35,674.62	ARM	6.250	17.100	11.100	3.000	1.000	5/1/2006
5366992	7.150	6/1/2003	5/1/2033	735.93	108,960.00	108,786.08	108,786.08	ARM	4.990	13.150	7.150	1.000	1.000	5/1/2005
5367040	11.050	6/1/2003	5/1/2033	341.81	35,750.00	35,737.39	35,724.56	ARM	6.750	17.050	11.050	1.000	1.000	5/1/2005
5367065	8.300	6/1/2003	5/1/2033	973.68	129,000.00	128,918.57	128,836.58	FXD	0.000	0.000	0.000	0.000	0.000	
5367081	7.450	6/1/2003	5/1/2033	321.46	48,200.00	48,163.36	48,130.51	ARM	4.990	13.450	7.450	1.000	1.000	5/1/2005
5367107	6.950	7/1/2003	6/1/2018	752.67	84,000.00	83,683.83	83,683.83	FXD	0.000	0.000	0.000	0.000	0.000	
5367115	6.600	6/1/2003	5/1/2033	1616.78	248,000.00	247,780.55	247,575.91	ARM	4.990	12.600	6.600	1.000	1.000	5/1/2005
5367131	6.750	6/1/2003	5/1/2033	1120.78	172,800.00	172,651.22	172,501.60	ARM	4.990	12.750	6.750	1.000	1.000	5/1/2005
5367156	8.050	7/1/2003	6/1/2033	447.36	60,000.00	59,960.14	59,960.14	ARM	4.990	14.050	8.050	1.000	1.000	6/1/2005
5367172	10.050	7/1/2003	6/1/2033	958.83	108,800.00	108,752.37	108,752.37	ARM	5.990	16.050	10.050	1.000	1.000	6/1/2005
5367180	7.600	6/1/2003	5/1/2033	802.18	111,435.00	111,357.14	111,278.77	FXD	0.000	0.000	0.000	0.000	0.000	
5367214	7.500	6/1/2003	5/1/2033	610.42	87,300.00	87,235.21	87,170.01	ARM	4.250	13.500	7.500	1.000	1.000	5/1/2005

LOAN NUMBER	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5364484	REFI-CASH OUT	7.550	Full	A	672	111,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364492	PURCHASE	7.950	Stated	AA	653	194,000.00	187,500	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364542	REFI-CASH OUT	9.800	Full	A-	483	190,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364559	REFI-NO CASHOUT	8.150	Full	A	602	88,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364567	REFI-NO CASHOUT	11.550	Full	C	531	240,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5364575	REFI-CASH OUT	8.375	Stated	AA	631	135,000.00	0	1	4/30/2003	178	7/1/2003	Group I	6 MO LIBOR	6	N
5364591	PURCHASE	8.600	Stated	A	696	312,000.00	312,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364625	PURCHASE	8.850	Stated	A	690	230,000.00	230,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364633	PURCHASE	8.200	Stated	A-	520	280,000.00	280,000	1	4/24/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5364641	REFI-CASH OUT	7.800	Stated	AA	661	76,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364658	REFI-CASH OUT	8.500	Full	AA	622	346,000.00	0	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5364666	REFI-CASH OUT	5.500	Stated	AA	711	360,000.00	0	1	4/30/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5364690	REFI-CASH OUT	8.900	Stated	B	494	225,000.00	0	1	5/30/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5364708	PURCHASE	6.600	Stated	A	623	357,000.00	357,000	1	5/13/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5364732	REFI-NO CASHOUT	7.850	Stated	A-	572	245,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364740	REFI-CASH OUT	6.900	Full	AA	645	218,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364765	PURCHASE	6.925	Full	A	647	132,500.00	129,000	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5364799	PURCHASE	8.650	Stated	A-	587	150,000.00	145,000	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5364807	REFI-CASH OUT	6.400	Full	A	741	430,000.00	0	1	5/7/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5364815	PURCHASE	7.300	Stated	A	712	245,000.00	245,000	1	5/7/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5364831	PURCHASE	7.300	Stated	AA	651	204,000.00	193,000	1	5/12/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364849	REFI-CASH OUT	8.150	Stated	B	571	49,500.00	0	1	6/27/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5364880	PURCHASE	6.050	Stated	A	655	310,000.00	310,000	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364930	PURCHASE	7.400	Stated	A	663	299,500.00	299,500	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5364948	REFI-CASH OUT	6.875	Stated	AA	658	400,000.00	0	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5364955	REFI-NO CASHOUT	6.750	Stated	AA	771	82,500.00	0	1	6/16/2003	180	7/1/2003	Group I	6 MO LIBOR	6	N
5365003	REFI-CASH OUT	6.000	Stated	AA	658	88,000.00	0	1	5/13/2003	179	7/1/2003	Group I	6 MO LIBOR	6	N
5365060	PURCHASE	7.050	Full	A	656	149,000.00	149,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365077	REFI-CASH OUT	7.950	Full	A-	684	174,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365119	REFI-CASH OUT	8.900	Full	A-	522	335,000.00	0	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365127	REFI-CASH OUT	7.800	Full	B	567	78,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365143	PURCHASE	9.450	Stated	A	603	37,000.00	37,000	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365176	PURCHASE	7.250	Full	A	642	120,000.00	119,480	1	5/12/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365192	PURCHASE	7.700	Limited	A	602	279,500.00	279,271	1	5/23/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5365200	PURCHASE	10.600	Full	B-	525	105,000.00	102,500	1	6/17/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5365218	PURCHASE	6.800	Stated	A	649	400,000.00	398,000	1	5/7/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5365234	PURCHASE	6.800	Full	A	642	88,000.00	71,070	1	5/23/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5365259	PURCHASE	6.450	Stated	A	675	305,000.00	305,000	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365325	PURCHASE	6.100	Full	A	638	282,000.00	282,000	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365341	REFI-CASH OUT	7.375	Stated	AA	708	225,000.00	0	1	5/28/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5365358	PURCHASE	7.300	Stated	A	658	175,000.00	174,550	1	4/25/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365366	REFI-NO CASHOUT	6.900	Stated	AA	658	128,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365382	REFI-CASH OUT	6.800	Full	A-	574	160,000.00	0	1	5/5/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365390	REFI-CASH OUT	6.375	Stated	AA	642	205,000.00	0	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365408	REFI-CASH OUT	7.900	Full	A-	518	130,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365424	PURCHASE	7.800	Stated	A	703	170,000.00	167,500	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365515	PURCHASE	11.550	Full	C	527	110,500.00	108,022	1	6/18/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5365531	PURCHASE	6.600	Full	A	715	250,000.00	250,000	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365564	REFI-CASH OUT	7.050	Stated	A	643	185,000.00	0	1	5/6/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5365572	REFI-CASH OUT	5.825	Full	AA	649	370,000.00	0	1	5/28/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5365580	REFI-CASH OUT	8.750	Full	A-	489	192,000.00	0	1	5/13/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5365606	PURCHASE	8.500	Full	B	650	98,000.00	97,500	1	5/2/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5365630	REFI-CASH OUT	5.750	Full	AA	646	250,000.00	0	1	5/9/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5365648	REFI-CASH OUT	7.450	Full	A-	560	132,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365655	PURCHASE	7.250	Stated	A	667	250,000.00	245,000	1	5/8/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5365663	REFI-CASH OUT	8.150	Stated	B	571	48,000.00	0	1	6/27/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5365689	REFI-CASH OUT	5.500	Full	AA	669	405,000.00	0	1	5/3/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365713	REFI-NO CASHOUT	6.600	Stated	A	631	210,000.00	0	1	5/16/2003	179	6/1/2003	Group I	6 MO LIBOR	6	N
5365721	PURCHASE	5.100	Stated	A	742	210,000.00	206,661	1	5/9/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365739	REFI-CASH OUT	8.400	Full	A-	540	152,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365788	REFI-CASH OUT	8.150	Full	A	655	145,000.00	0	1	5/8/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365796	REFI-CASH OUT	8.550	Full	A	655	155,000.00	0	1	5/8/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365804	REFI-CASH OUT	8.150	Full	A	655	140,000.00	0	1	5/8/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365820	REFI-CASH OUT	6.250	Stated	A	705	400,000.00	0	1	4/30/2003	178	6/1/2003	Group I	6 MO LIBOR	6	N
5365853	REFI-CASH OUT	7.500	Full	A	606	126,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365861	REFI-CASH OUT	10.950	Full	A-	513	42,000.00	0	1	5/5/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5365879	REFI-CASH OUT	6.700	Full	A	600	128,000.00	0	1	5/16/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5365887	REFI-NO CASHOUT	9.050	Limited	A-	653	95,000.00	0	1	5/20/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5365903	PURCHASE	10.300	Full	B	516	64,000.00	58,000	1	5/1/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365911	REFI-CASH OUT	7.350	Stated	AA	636	124,500.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5365937	REFI-NO CASHOUT	8.550	Stated	AA	636	120,000.00	0	1	5/14/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5365960	REFI-NO CASHOUT	7.300	Full	A-	584	430,000.00	0	1	5/6/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5365978	PURCHASE	7.300	Stated	A	642	136,000.00	136,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366000	REFI-NO CASHOUT	10.900	Full	D	563	254,000.00	0	1	5/1/2003	358	5/1/2003	Group I	6 MO LIBOR	6	N
5366018	PURCHASE	6.100	Full	A	695	323,000.00	323,000	1	5/15/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5366059	REFI-NO CASHOUT	6.125	Stated	AA	695	475,000.00	0	1	6/2/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5366067	REFI-CASH OUT	6.875	Stated	AA	663	135,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366075	PURCHASE	6.350	Stated	A	742	117,500.00	114,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366091	REFI-CASH OUT	9.850	Full	A-	505	122,000.00	0	1	5/16/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5366109	REFI-CASH OUT	5.750	Stated	AA	654	175,000.00	0	1	5/22/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5366125	PURCHASE	9.400	Stated	B	554	70,000.00	70,000	1	4/28/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5366133	REFI-NO CASHOUT	10.250	Stated	B-	529	118,000.00	0	1	5/8/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366158	PURCHASE	10.950	Full	B-	525	85,000.00	84,900	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366216	REFI-CASH OUT	7.000	Stated	AA	683	118,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366232	PURCHASE	6.600	Stated	A	681	316,000.00	316,000	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5366281	REFI-CASH OUT	7.625	Stated	AA	684	350,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5366299	REFI-CASH OUT	6.950	Full	A	751	525,000.00	0	1	5/14/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5366349	PURCHASE	8.700	Limited	A-	560	200,000.00	194,130	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366364	REFI-CASH OUT	11.400	Full	C	544	66,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366372	PURCHASE	7.250	Stated	A	640	315,000.00	315,000	1	5/29/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5366380	REFI-CASH OUT	11.800	Full	B-	500	130,000.00	0	1	5/2/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5366406	REFI-CASH OUT	7.750	Stated	B	558	440,000.00	0	1	5/29/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5366414	REFI-CASH OUT	5.875	Stated	AA	659	190,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366448	REFI-CASH OUT	9.100	Full	B	521	370,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5366463	REFI-NO CASHOUT	11.250	Full	D	523	195,000.00	0	1	5/12/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5366497	REFI-NO CASHOUT	10.050	Full	B	540	54,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5366505	REFI-CASH OUT	6.500	Stated	AA	700	205,000.00	0	1	4/29/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5366513	REFI-CASH OUT	6.350	Stated	A	784	460,000.00	0	1	5/7/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5366596	REFI-NO CASHOUT	7.000	Stated	AA	681	795,000.00	0	1	6/10/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5366604	PURCHASE	8.800	Stated	A	631	130,000.00	118,250	1	6/4/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5366612	REFI-NO CASHOUT	9.785	Full	D	544	400,000.00	0	1	5/7/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5366620	PURCHASE	6.950	Stated	A	682	136,000.00	136,000	1	6/9/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5366638	REFI-CASH OUT	7.000	Stated	AA	663	105,000.00	0	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366653	REFI-CASH OUT	7.250	Stated	A	611	125,000.00	0	1	5/27/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5366661	REFI-NO CASHOUT	10.100	Full	B-	577	97,000.00	0	1	4/30/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5366695	PURCHASE	6.375	Full	AA	668	331,000.00	331,000	1	5/6/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366729	REFI-CASH OUT	7.600	Full	A	678	95,000.00	0	1	5/12/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5366745	PURCHASE	7.800	Stated	A	746	185,000.00	180,000	1	4/28/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366778	REFI-CASH OUT	7.550	Full	A-	592	185,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366786	PURCHASE	7.800	Stated	A	643	118,000.00	118,000	1	5/20/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5366810	PURCHASE	7.100	Stated	A	697	152,000.00	149,500	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366877	PURCHASE	8.150	Full	A	641	78,500.00	78,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366901	PURCHASE	10.000	Full	B-	651	93,000.00	91,000	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366927	REFI-CASH OUT	11.450	Full	B	548	37,000.00	0	1	6/3/2003	360	7/1/2003	Group I	6 MO LIBOR	6	N
5366935	REFI-CASH OUT	8.350	Full	A-	532	160,000.00	0	1	5/5/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5366943	REFI-CASH OUT	10.100	Full	A-	518	64,000.00	0	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366984	REFI-NO CASHOUT	11.100	Full	B-	524	42,000.00	0	1	5/1/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5366992	PURCHASE	7.150	Full	A	672	137,500.00	136,200	1	4/24/2003	358	7/1/2003	Group I	6 MO LIBOR	6	N
5367040	PURCHASE	11.050	Stated	C	647	55,000.00	55,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367065	REFI-CASH OUT	8.300	Full	A-	580	245,000.00	0	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367081	PURCHASE	7.450	Stated	A	704	75,000.00	68,000	1	4/25/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367107	REFI-CASH OUT	6.950	Stated	AA	637	90,000.00	0	1	5/7/2003	179	7/1/2003	Group I	6 MO LIBOR	6	N
5367115	PURCHASE	6.600	Stated	A	722	310,000.00	310,000	1	5/2/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367131	PURCHASE	6.750	Stated	A	735	216,000.00	216,000	1	4/23/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367156	REFI-NO CASHOUT	8.050	Stated	A-	596	75,000.00	0	1	5/14/2003	359	7/1/2003	Group I	6 MO LIBOR	6	N
5367172	REFI-CASH OUT	10.050	Full	B	530	128,000.00	0	1	5/2/2003	359	6/1/2003	Group I	6 MO LIBOR	6	N
5367180	PURCHASE	7.600	Stated	AA	633	125,000.00	117,300	1	4/29/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N
5367214	PURCHASE	7.500	Full	AA	654	97,000.00	97,000	1	4/30/2003	358	6/1/2003	Group I	6 MO LIBOR	6	N

Prepared by: Real Ordonez, Sr. Bus. Ops. Analyst, LBMC Capital Markets

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group I-Fixed Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

7.384 WA Rate | 10,145 Loan Count
353.83 WA Rterm | $1,831,133,616.13 Scheduled Balance

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PNI	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
6367730	74519843	BADIK	3849 COCOPLUM CIRCLE B	COCONUT CREEK	FL	33063	OWNER-OCC	CONDO	360	65.67	0.00	7.990	6/1/2003	5/1/2033	645.1	88,000.00	87,840.63	87,881.27	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	7.990	Stated	A	625	132,000.00	0	1	5/13/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N
6367255	74519868	BROWN	1618 RIDGE ROAD	BIRMINGHAM	AL	35208	OWNER-OCC	SFR	360	80.00	100.00	7.000	6/1/2003	5/1/2033	1397.14	210,000.00	209,827.86	209,654.72	ARM	4.990	13.000	7.000	1.000	1.000	5/1/2005	PURCHASE	7.000	Full	A	649	262,500.00	262,500	1	4/30/2003	358	8/1/2003	Group I	6 MO LIBOR	6	N

LONG BEACH MORTGAGE COMPANY

Mortgage Loan Schedule

Long Beach Mortgage Loan Trust 2003-4

Closing Date: July 10, 2003

Group II - Adjustable Rate Mortgages

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV
4716470	73541079	COX	1820 BENECIA AVENUE 101	LOS ANGELES	CA	90025	OWNER-OCC	CONDO	360	82.67	0.00
4754636	44783597	BALANDA	6313 FAUST AVENUE	WEST HILLS	CA	91304	OWNER-OCC	SFR	360	90.00	0.00
4866900	73623811	CARO	1788 TRUDEAN WAY	SAN JOSE	CA	95132	OWNER-OCC	SFR	360	80.00	0.00
4918467	74060660	GOMEZ	1377 YORK AVE	CAMPBELL	CA	95008	OWNER-OCC	SFR	360	83.33	0.00
4950786	74063595	BROWN-HARRIS	4844 W ARTHINGTON ST	CHICAGO	IL	60644	OWNER-OCC	2-4 UNITS	240	20.00	100.00
4962541	73646234	AVILES	250 S ALBERT	KANKAKEE	IL	60901	OWNER-OCC	SFR	240	20.00	100.00
4971180	73847483	LAWRENCE	40 TATE TERRACE	OAKLAND	CA	94605	OWNER-OCC	SFR	360	85.00	0.00
4974903	73689390	BERGMAN	1198 COLT CIRCLE	CASTLE ROCK	CO	80109	OWNER-OCC	SFR	360	79.86	0.00
4977955	73850998	LOPEZ	1372 SEVIER AVENUE	MENLO PARK	CA	94025	OWNER-OCC	SFR	360	80.00	100.00
4994323	74147408	PAWLIK	88 AVENIDA LIRIO BLANCO	RANCHO MIRAGE	CA	92270	OWNER-OCC	PUD	360	80.00	100.00
4994877	74147893	DIXON	2808 RAMONA STREET	PALO ALTO	CA	94306	OWNER-OCC	SFR	360	85.00	0.00
5030926	74190384	BAMFO-AGYEI	7031 S BENNETT AVE	CHICAGO	IL	60649	OWNER-OCC	SFR	240	20.00	100.00
5054960	74208315	ALAMACK	4518 49TH STREET	TALMADGE	CA	92115	OWNER-OCC	SFR	360	82.35	0.00
5057849	74211310	NUNN	603 S 8TH AVE	MAYWOOD	IL	60153	OWNER-OCC	SFR	240	20.00	100.00
5062968	74218417	HALILOVIC	2769 BRIAR COURT	HOFFMAN ESTATES	IL	60195	OWNER-OCC	TOWNHOUSE	240	20.00	100.00
5069125	74232458	TUROVIC	5105 W WINONA	CHICAGO	IL	60630	OWNER-OCC	2-4 UNITS	240	20.00	100.00
5074358	74237895	LEE	7842 S CARPENTER ST	CHICAGO	IL	60620	OWNER-OCC	2-4 UNITS	240	20.00	100.00
5089776	74240031	SKORENS	873 NEWMAN DRIVE	SOUTH SAN FRANCISCO	CA	94080	OWNER-OCC	SFR	360	90.00	0.00
5093846	74246885	MUHAMMAD	84 E 138TH STREET	RIVERDALE	IL	60827	OWNER-OCC	SFR	240	20.00	100.00
5100177	74253360	CHEATHAM II	8016 S CHAMPLAIN AVENUE	CHICAGO	IL	60637	OWNER-OCC	2-4 UNITS	240	20.00	100.00
5101813	74254808	GORDAN	8953 S RACINE AVENUE	CHICAGO	IL	60620	OWNER-OCC	SFR	240	20.00	100.00
5129928	74263000	LYONS	2251 N LAVERGNE	CHICAGO	IL	60639	OWNER-OCC	2-4 UNITS	240	20.00	100.00
5130752	74263805	MACIAS	14775 BIG BASIN WAY	BOULDER CREEK	CA	95006	OWNER-OCC	SFR	360	80.00	0.00
5133046	74266083	HUBBARD	1314 S CLAREMONT AVE	CHICAGO	IL	60608	OWNER-OCC	2-4 UNITS	240	20.00	100.00
5137673	74290887	MCCARTY	350 E DEKALB STREET	SOMONAUK	IL	60552	OWNER-OCC	SFR	240	20.00	100.00
5153028	74306044	HINGLE	1903 W GOLF RD	MT PROSPECT	IL	60056	OWNER-OCC	CONDO	240	20.00	100.00
5153848	74306861	SHELL	8047 S MUSKEGON	CHICAGO	IL	60617	OWNER-OCC	SFR	240	20.00	100.00
5155494	74308487	SUNDBERG	722 BRIDGE LANE	NEWCASTLE	CA	95658	OWNER-OCC	SFR	360	60.00	0.00
5156417	74309592	ROSE	5084 MOUNTAIN FOLIAGE DR	LAS VEGAS	NV	89148	OWNER-OCC	PUD	360	75.00	100.00
5158563	74311564	VODA	5506 N LINCOLN #511	MORTON GROVE	IL	60053	OWNER-OCC	CONDO	240	19.67	98.34
5160684	74313669	CAPETANAKIS	2318 RIVER WOOD DR	NAPERVILLE	IL	60565	OWNER-OCC	SFR	360	82.19	88.87
5162730	74315723	BASILE	25815 W SCOTT ROAD	BARRINGTON	IL	60010	OWNER-OCC	SFR	360	85.00	0.00
5165782	74316843	BARNETT	1921 GREY	EVANSTON	IL	60201	OWNER-OCC	2-4 UNITS	240	20.00	100.00
5168125	74321001	HIGHT	2358 WESTVIEW WAY	SANTA ROSA	CA	95403	OWNER-OCC	SFR	360	85.00	0.00
5175518	74328413	GONZO	38 TIMBER TERRACE	CARY	IL	60013	OWNER-OCC	SFR	240	20.00	100.00
5177421	74330549	ADAMS	1948 W 48TH STREET	CHICAGO	IL	60636	OWNER-OCC	2-4 UNITS	240	20.00	100.00
5178780	74331711	SULJIC	2422 CRYSTAL LANE	ARLINGTON HEIGHTS	IL	60004	OWNER-OCC	CONDO	240	20.00	100.00
5180872	74333818	CORAY	810 LARCHMONT DRIVE	DALY CITY	CA	94105	OWNER-OCC	SFR	360	78.82	0.00
5181375	74334318	KNAUB	1210 BIG SKY ROAD	BIG SKY	MT	59716	OWNER-OCC	SFR	360	74.63	0.00
5183748	74335662	MIARA	26834 N ELLEN STREET	WAUCONDA	IL	60084	OWNER-OCC	SFR	240	20.00	100.00
5186718	74341181	PELLOT	43 155TH PLACE	CALUMET CITY	IL	60409	OWNER-OCC	2-4 UNITS	240	20.00	100.00
5192273	74344838	CONTRERAS	3220 DEER VALLEY RD	RESCUE	CA	95672	OWNER-OCC	SFR	360	75.00	0.00
5193297	74345850	NATERAS	270 E NORTH AVENUE	ELMHURST	IL	60126	OWNER-OCC	SFR	240	20.00	100.00
5194337	74347088	NICHOLS	241 E FARMINGTON TRACE	PIKE ROAD	AL	36064	OWNER-OCC	SFR	360	80.00	0.00
5195815	74348350	HERNANDEZ	811 7TH AVENUE	REDWOOD CITY	CA	94063	OWNER-OCC	SFR	360	80.00	100.00
5196290	74349028	HOUGE	2285 CENTRAL PARK DRIVE	SAN JOSE	CA	95124	NON OWNER	SFR	360	80.00	0.00
5196458	74348043	JESPERSEN	27582 ESCUNA	MISSION VIEJO	CA	92692	OWNER-OCC	SFR	360	63.49	0.00
5197439	74350158	VILLANUEVA	1521 S TRUMBULL AVE	CHICAGO	IL	60623	OWNER-OCC	2-4 UNITS	180	20.00	100.00
5198437	74351158	SOROUSH	20872 MOUNTAIN VIEW ROAD	TRABUCO CANYON	CA	92679	OWNER-OCC	SFR	360	80.00	100.00
5199369	74352097	JACKSON	831 N KEYSTONE AVE	CHICAGO	IL	60651	OWNER-OCC	2-4 UNITS	240	20.00	100.00
5204003	74356742	MURRAY	5106 S PAULINA	CHICAGO	IL	60636	OWNER-OCC	SFR	240	20.00	100.00
5204797	74357528	CAMPAGNA	12273 N WILLOW AVENUE	CLOVIS	CA	93611	OWNER-OCC	SFR	360	85.00	0.00
5205058	74357781	MEADE	20210 ALLENTOWN DRIVE	WOODLAND HILLS	CA	91364	OWNER-OCC	SFR	360	80.00	100.00
5206793	74359508	CASTILLO	141 W DRUMMOND AVE	GLENDALE HEIGHTS	IL	60139	OWNER-OCC	SFR	240	20.00	100.00
5209044	74361767	MERCADO	828 S 18TH AVENUE	MAYWOOD	IL	60153	OWNER-OCC	SFR	240	20.00	99.99
5209342	74362104	MESSMORE Jr	2417 WRIGHT ROAD	MCHENRY	IL	60050	OWNER-OCC	SFR	180	20.00	100.00
5211594	74364316	COOPER	5928 S PRAIRIE AVE UNIT 3	CHICAGO	IL	60637	OWNER-OCC	CONDO	240	20.00	100.00
5212022	74364748	LOERA	7808 BRISTOL LN	HANOVER PARK	IL	60133	OWNER-OCC	CONDO	240	20.00	100.00
5214440	74367166	WILLIAMS	10864 S COOK AVE	OAK LAWN	IL	60453	OWNER-OCC	SFR	240	20.00	100.00
5217417	74370347	RODRIGUEZ	1939 APACHE RD	WAUKEGAN	IL	60085	OWNER-OCC	SFR	240	20.00	100.00
5220629	74373341	WILLIAMS	6700 SOUTH SHORE DRIVE	CHICAGO	IL	60649	OWNER-OCC	CONDO	240	20.00	100.00
5221694	74374455	FARIS	120 ROCKLEDGE DRIVE	GLENWOOD SPRINGS	CO	81601	OWNER-OCC	SFR	360	80.00	100.00
5224128	74376896	LEONARDI	22 VALENZA LANE	BLAUVELT	NY	10913	OWNER-OCC	SFR	360	53.49	0.00
5229323	74382094	BRIGANTI	6990 EDMORE PLACE	LOS ANGELES	CA	91352	OWNER-OCC	SFR	360	74.07	0.00
5230739	74383068	BRYAN	3293 KIPLING PLACE	FREMONT	CA	94536	OWNER-OCC	SFR	360	84.44	0.00
5230792	74383571	GENOVE	14005 FARNSWORTH STREET	SAN LEANDRO	CA	94579	OWNER-OCC	SFR	360	85.00	0.00
5232630	74385618	BROOKS	19900 BLACKHAWK STREET	LOS ANGELES	CA	91311	OWNER-OCC	SFR	360	85.00	0.00
5235213	74387388	BADALONA	6837 S LOMBARD	CICERO	IL	60804	OWNER-OCC	SFR	240	20.00	100.00
5235825	74388570	GERARDI	24 HALCO DRIVE	PARAMUS	NJ	7652	OWNER-OCC	SFR	360	88.50	0.00
5235860	74388612	MYERS	3150 N LAKESHORE DRIVE	CHICAGO	IL	60657	OWNER-OCC	CONDO	240	20.00	100.00
5238449	74391228	MARQUEZ	31338 SAN ANDREAS DR	UNION CITY	CA	94587	OWNER-OCC	SFR	360	84.54	0.00
5238509	74391285	GARCIA	615 ILLINOIS AVENUE	ELGIN	IL	60120	OWNER-OCC	SFR	240	20.00	100.00
5238948	74391327	ROSE	15755 SW BEEF BEND ROAD	TIGARD	OR	97223	OWNER-OCC	SFR	360	80.00	0.00
5238985	74391764	BAILEY	1223 N MAIN ST	DECATUR	IL	62521	OWNER-OCC	SFR	240	20.00	100.00
5242011	74394797	EVARISTO	75 CLEARVIEW DR	DALY CITY	CA	94015	OWNER-OCC	SFR	360	80.00	100.00
5242094	74394875	MARTINEZ	7209 CHURCH STREET	GILROY	CA	95020	OWNER-OCC	SFR	360	80.00	99.80
5244383	74397142	CAMARGO	2170 N MOBILE	CHICAGO	IL	60639	OWNER-OCC	SFR	240	20.00	100.00
5245170	74397938	BOWMAN	12424 PINE CLUB DRIVE	CHARLOTTE	NC	28277	OWNER-OCC	SFR	360	79.68	0.00
5245738	74398066	THOMAS	4378 S LANGLEY	CHICAGO	IL	60653	OWNER-OCC	2-4 UNITS	180	20.00	100.00
5245907	74398738	DELGADO	1718 MAXINE AVENUE	SAN MATEO	CA	94401	OWNER-OCC	SFR	360	85.00	0.00
5246848	74399843	OCON	18462 MEADOW RIDGE ROAD	SALINAS	CA	93637	OWNER-OCC	SFR	360	84.00	0.00
5249158	74401928	GAMEZ	1314 S 59TH AVE	CICERO	IL	60804	OWNER-OCC	SFR	240	20.00	100.00
5250444	74403221	SPITZLEI	33 RUGGLES ROAD	ORLEANS	MA	2653	2ND HOME	SFR	360	39.24	0.00
5253158	74405837	FRANCO	2824 N NEENAH AVE	CHICAGO	IL	60634	OWNER-OCC	SFR	240	20.00	100.00
5253547	74406323	JOLICOEUR	5450 BAGGINS HILL ROAD	TEMPLETON	CA	93465	OWNER-OCC	SFR	360	57.63	0.00
5254248	74407040	BLAIOTTA	25 CENTENNIAL DRIVE	DANBURY	CT	6811	OWNER-OCC	SFR	360	82.77	0.00
5254537	74407339	MARTIN	21551 NORTH PETALUMA AVE	FORT BRAGG	CA	95437	OWNER-OCC	SFR	360	90.00	0.00
5255682	74408477	DO	2105 CALLE MESA ALTA	MILPITAS	CA	95035	OWNER-OCC	SFR	360	75.00	0.00
5256417	74409202	PHAN	1233 LENAHAN LANE	FULLERTON	CA	92832	OWNER-OCC	PUD	360	79.99	99.58
5256813	74409608	PAYNE	11505 MEMORIAL DRIVE	PINEY POINT VILLAGE	TX	77024	OWNER-OCC	SFR	360	35.35	0.00
5257847	74410432	OLSON	310 LATHROP UNIT 508	FOREST PARK	IL	60130	OWNER-OCC	CONDO	240	20.00	100.00
5258155	74411943	HAMID	5705 N WAYNE AVENUE	CHICAGO	IL	60660	OWNER-OCC	2-4 UNITS	240	20.00	100.00
5259761	74412588	NGUYEN	10073 GOLDEN POPPY COURT	SACRAMENTO	CA	95829	OWNER-OCC	SFR	360	80.00	0.00
5260526	74413287	VERBARENDSE	138 S GLACIER PEAK DR	CAMANO ISLAND	WA	98282	OWNER-OCC	SFR	360	75.96	0.00
5262431	74415052	REYES	22 S 18TH AVE	MAYWOOD	IL	60153	OWNER-OCC	SFR	240	20.00	100.00
5263327	74415936	BEIFUSS	177 SANTA ELENA LANE	SANTA BARBARA	CA	93108	OWNER-OCC	SFR	360	37.08	0.00
5263961	74416728	BALKIC	4559 W CARMEN	CHICAGO	IL	60630	OWNER-OCC	SFR	240	20.00	100.00
5264221	74416959	SPENCER	10511 S PROSPECT	CHICAGO	IL	60643	OWNER-OCC	SFR	240	20.00	100.00
5264754	74416983	STORY	134 ESTATES STREET	LIVERMORE	CA	94550	OWNER-OCC	SFR	360	80.00	0.00
5264742	74417460	ELIAS	2300 S RIVERSIDE DRIVE	TULSA	OK	74114	OWNER-OCC	CONDO	360	85.00	100.00
5265758	74418476	LEGARDA	2738 FLEETWOOD DR	SAN BRUNO	CA	94066	OWNER-OCC	SFR	360	83.33	0.00
5266440	74419151	SIX	11763 REMINGTON ROAD	REMINGTON	VA	22734	OWNER-OCC	SFR	360	85.00	0.00
5267844	74420546	TERRAH	304 N ILLINOIS AVE	VILLA PARK	IL	60181	OWNER-OCC	SFR	240	20.00	100.00
5267684	74420684	ROSECRANS	1498 MORAY COURT	PARK CITY	UT	84060	OWNER-OCC	SFR	360	80.00	0.00
5269053	74421744	STAHL	4 FALCON CREST LANE	ALISO VIEJO	CA	92656	OWNER-OCC	SFR	360	85.00	0.00
5270715	74423323	GOMEZ	181 HUBBARD GULCH ROAD	BEN LOMOND	CA	95005	OWNER-OCC	SFR	360	80.00	0.00
5272293	74424938	BONO JR	373 S ELM DRIVE #3	BEVERLY HILLS	CA	90212	OWNER-OCC	CONDO	360	93.00	0.00
5272307	74424979	FLANAGAN	13511 SILVERHILL ROAD	SUMERDUCK	VA	22742	OWNER-OCC	SFR	360	85.00	0.00
5272596	74425265	PAYNE	6531 S CALIFORNIA AVE	CHICAGO	IL	60629	OWNER-OCC	2-4 UNITS	240	20.00	100.00
5273968	74426851	DUFF	4233 PENRITH COURT	DUBLIN	OH	43016	OWNER-OCC	SFR	360	54.65	83.77
5276480	74429168	RUBIO	2313 N 73RD AVENUE	ELMWOOD PARK	IL	60707	OWNER-OCC	SFR	240	20.00	100.00
5276482	74429341	SINGH	20215 ARMINTA ST	WINNETKA	CA	91306	OWNER-OCC	SFR	180	85.00	0.00
5276712	74429390	ESSA	3851 MANN RD	CLARKSTON	MI	48348	OWNER-OCC	SFR	360	93.00	0.00
5276880	74429531	CAMPBELL	4355 TAOS ROAD	DALLAS	TX	75209	OWNER-OCC	SFR	360	88.59	0.00
5276902	74429572	ESSA	3891 DILL DR	WATERFORD	MI	48329	NON OWNER	SFR	360	63.00	0.00
5277308	74429678	KARINA	20582 LAVONNE LANE	HUNTINGTON BEACH	CA	92646	OWNER-OCC	SFR	360	80.00	100.00
5277579	74430257	JOHNSTON, JR	44 MORGAN HILL RD	NEW GLOUCESTER	ME	4260	OWNER-OCC	SFR	360	80.00	0.00
5277827	74430508	HEARN	4037 N MONTICELLO	CHICAGO	IL	60618	OWNER-OCC	CONDO	240	20.00	100.00
5277835	74430511	EISENMAN	5743 W PATTERSON ST	CHICAGO	IL	60634	OWNER-OCC	SFR	240	20.00	100.00
5277983	74430853	RUDY	228 FAIRFAX ST	MARTINSBURG	WV	25401	NON OWNER	SFR	360	44.00	0.00
5278601	74431271	ROBERSON	9801 GRAPHITE COURT	ELK GROVE	CA	95624	OWNER-OCC	SFR	360	80.00	0.00
5278858	74431529	LEYBA	32137 CREST LANE	UNION CITY	CA	94587	OWNER-OCC	SFR	360	89.53	0.00
5279385	74432055	FAJILAN	8445 EAGLE RIDGE DRIVE	VALLEJO	CA	94591	OWNER-OCC	SFR	360	80.00	100.00
5281530	74434182	VANDERPOL	103 EAST LUPINE DRIVE	ASPEN	CO	81611	2ND HOME	CONDO	360	75.00	84.21
5281878	74434598	NELSON	4831 S INDIANA AVE 1-SOUTH	CHICAGO	IL	60653	OWNER-OCC	CONDO	240	20.00	100.00
5281977	74434697	MANDOGAN	80 UPPER TOYON	KENTFIELD	CA	94904	OWNER-OCC	SFR	360	40.82	0.00
5282199	74434911	MC CUTCHAN	4521 LAKE RIDGE ROAD	UKIAH	CA	95482	OWNER-OCC	SFR	360	60.00	0.00
5282264	74434988	SHIPLEY	220 OAK HOLLOW	ST ALBANS	MO	63073	OWNER-OCC	SFR	360	80.00	0.00
5283307	74435728	DAYERS	153 MORTON DRIVE	DALY CITY	CA	94015	OWNER-OCC	SFR	360	75.00	0.00

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5283023	74435744	PERA	3446 SAN MATEO AVENUE	CARMEL	CA	93923	OWNER-OCC	SFR
5283031	74423757	CHEN	385 RALSTON STREET	SAN FRANCISCO	CA	94132	OWNER-OCC	SFR
5283973	74436684	SHAW	378 VINE AVENUE	GLEN ELLYN	IL	60137	OWNER-OCC	SFR
5284063	74437874	MCARTHUR	6080 ROOSEBELT DRIVE	FONTANA	CA	92336	OWNER-OCC	SFR
5285409	74438136	DUGGAN	253 STAR LANE	BLANCO	TX	78606	NON OWNER	SFR
5285485	74438183	BLACKMAN	4781 WEST 76TH	CHICAGO	IL	60652	OWNER-OCC	CONDO
5285490	74438737	VEGA	728 W MAIN ST	BENSENVILLE	IL	60106	OWNER-OCC	SFR
5285730	74438488	JONES	3727 ALAMEDA DELAS PULGAS	MENLO PARK	CA	94025	OWNER-OCC	SFR
5285930	74439647	HAYAT	823 31ST AVENUE	SAN MATEO	CA	94403	OWNER-OCC	SFR
5287024	74439738	ALEXANDER	20 MADRID COURT	DANVILLE	CA	94506	OWNER-OCC	SFR
5287255	74439609	CUEVAS	1440 CROKER WAY	ANTIOCH	CA	94531	OWNER-OCC	SFR
5287727	74440458	MOSES	321 MARYLAND STREET	SAN ANTONIO	TX	78203	OWNER-OCC	SFR
5287777	74441023	ULLAH	77458 76TH STREET	BAYSIDE	NY	11364	OWNER-OCC	SFR
5288588	74441282	BAGAW	7512 BIRKDALE DRIVE	NEWARK	CA	94560	OWNER-OCC	SFR
5289152	74441868	HOSSAIN	64 OAKWOOD AVENUE	BAYPORT	NY	11705	NON OWNER	SFR
5289434	74428309	TRUSS	1016 N MAYWOOD DRIVE	MAYWOOD	IL	60153	OWNER-OCC	SFR
5290010	74442724	WILSON	845 KEY ROUTE BLVD	ALBANY	CA	94706	NON OWNER	SFR
5290721	74443425	HUFF	1451 20TH AVENUE	SEATTLE	WA	98122	OWNER-OCC	SFR
5290782	74443498	PHILLIPS	14930 OLD HIGHWAY 68	SILOAM SPRINGS	AR	72761	OWNER-OCC	SFR
5290994	74443698	HAMMONS	14537 S BENSLEY AVE	CHICAGO	IL	60633	OWNER-OCC	SFR
5291834	74444337	HESS	5251 S OHIO	YORBA LINDA	CA	92886	OWNER-OCC	SFR
5291711	74444415	BRIONES	2309 WINNEBAGO RD	WAUKEGAN	IL	60087	OWNER-OCC	SFR
5292321	74445008	SALAMA	1529 W SUPERIOR STREET	CHICAGO	IL	60618	OWNER-OCC	2-4 UNITS
5292370	74445057	HUAPAYA	10527 BRIER LANE	SANTA ANA	CA	92705	OWNER-OCC	SFR
5292380	74445065	GANDY	408 PINECREST ROAD NE	ATLANTA	GA	30342	OWNER-OCC	PUD
5293088	74445735	PICKETT	1473 S SNYDER GULCH ROAD	EVERGREEN	CO	80439	OWNER-OCC	PUD
5293626	74446270	GALLARDO	3306 SOUTH GARNSEY STREET	SANTA ANA	CA	92707	OWNER-OCC	SFR
5293964	74446709	FERGUSON	15294 FAWN LANE	RENO	NV	89511	OWNER-OCC	SFR
5294145	74500105	CASTELLUCCI	1420 GROVE STREET	SONOMA	CA	95476	OWNER-OCC	SFR
5294608	74447327	NAVARRO	4781 EASTLUS DRIVE	SAN JOSE	CA	95129	OWNER-OCC	SFR
5295001	74447723	VALLE	937 LAUREL AVENUE	SAN MATEO	CA	94401	OWNER-OCC	SFR
5295535	74448275	BONE	13884 S WASATCH VISTA DRIVE	BLUFFDALE	UT	84065	OWNER-OCC	SFR
5295588	74448309	REMPAS	2605 W CATALPA AVE	CHICAGO	IL	60625	OWNER-OCC	SFR
5296181	74448887	AZZOLINO	500 OASIS DRIVE	SANTA ROSA	CA	95401	OWNER-OCC	SFR
5296498	74449160	SWILLEY	565 SUZANNE AVENUE	BRADLEY	IL	60915	OWNER-OCC	SFR
5297835	74450321	STEIGER	11711 BROOKHAVEN AVE #2	LOS ANGELES	CA	90064	OWNER-OCC	CONDO
5298013	74450701	PATRICK	4511 YOAKUM BLVD	HOUSTON	TX	77006	OWNER-OCC	SFR
5298617	74451333	MARTINEZ	669 N WAYNE	WHEELING	IL	60090	OWNER-OCC	SFR
5298690	74451386	ZUNIGA	3027 N DRAKE AVENUE	CHICAGO	IL	60618	OWNER-OCC	2-4 UNITS
5298740	74451436	LOPEZ	21 CONCURD	ROMEOVILLE	IL	60446	OWNER-OCC	SFR
5298840	74451536	ALSTON	6036 SOUTH GREEN AVENUE	CHICAGO	IL	60621	OWNER-OCC	2-4 UNITS
5299565	74452744	HERRERA	62 BRUCE AVENUE	SAN FRANCISCO	CA	94112	OWNER-OCC	SFR
5300041	74452715	FORRESTER	6737 FOUNTAINE AVENUE	NEWARK	CA	94560	OWNER-OCC	SFR
5300083	74452756	WHITE	28021 RIVER ROAD	CLOVERDALE	CA	95425	NON OWNER	SFR
5300645	74453317	SHARP	1272 ELM AVENUE	SEASIDE	CA	93955	OWNER-OCC	SFR
5300801	74453473	IPPA	821 DARTSHIRE WAY	SUNNYVALE	CA	94087	OWNER-OCC	SFR
5301819	74454281	KAY	15803 DELL VIEW ROAD	EL CAJON	CA	92021	OWNER-OCC	SFR
5301827	74454250	MORALES	38208 N CORNELL ROAD	BEACH PARK	IL	60087	OWNER-OCC	SFR
5301787	74454430	TURNER	325 LIBRE STREET	OXNARD	CA	93033	OWNER-OCC	PUD
5302468	74455130	TENDICK	3324 BUNDROS COURT	MARTINEZ	CA	94553	OWNER-OCC	SFR
5302688	74455338	ROBERTSON	19020 SOUTH EAST 210TH STREET	MAPLE VALLEY	WA	98038	OWNER-OCC	SFR
5303037	74455709	CORKINS	15462 ROCKLAND LN	LIBERTYVILLE	IL	60048	OWNER-OCC	SFR
5303433	74456146	GILMORE	8153 S WASHTENAW AVE	CHICAGO	IL	60652	OWNER-OCC	SFR
5303904	74456608	HALPREN-RUDER	40 RIMSON AVE	PROVIDENCE	RI	2906	OWNER-OCC	SFR
5304175	74456873	DIXON JR	1024 SKI PARK COURT	RIO LINDA	CA	95673	OWNER-OCC	SFR
5304761	74457468	ALEX	3534 OCEAN TERRACE	MARINA	CA	93933	OWNER-OCC	SFR
5305008	74457706	CRIVERA	243 CONNECTICUT STREET	STATEN ISLAND	NY	10307	OWNER-OCC	SFR
5305123	74457821	PARKER	1480 MAJORCA DRIVE	MORGAN HILL	CA	95037	OWNER-OCC	PUD
5305354	74458050	MACDONALD	1290 BLUE SKY DRIVE	CARDIFF	CA	92007	OWNER-OCC	SFR
5305537	74598076	GIOIA	45 MAYNARD STREET	SAN FRANCISCO	CA	94112	OWNER-OCC	SFR
5305546	74459242	TRUCKO	420 E EUCLAID	ARLINGTON HEIGHTS	IL	60004	OWNER-OCC	SFR
5306741	74459438	BISON	3 SAN MIGUEL AVENUE	DALY CITY	CA	94015	OWNER-OCC	SFR
5306788	74459454	CABUGAO	1182-1184 HILLSIDE BOULEVARD	DALY CITY	CA	94014	OWNER-OCC	2-4 UNITS
5306956	74459645	ALMARAZ	334 LATCH DRIVE	SAN ANTONIO	TX	78213	OWNER-OCC	SFR
5308150	74460908	KABAI	8703 SWAN LAKE DR	GRANITE BAY	CA	95746	OWNER-OCC	SFR
5308465	74461211	HAWKES	5401 48TH AVENUE EAST	TACOMA	WA	98443	OWNER-OCC	SFR
5308683	74461435	LAMAGNA	288 LINKS DR WEST	OCEANSIDE	NY	11572	OWNER-OCC	SFR
5309075	74461823	STEINER	25 NEPTUNE AVENUE	MADISON	CT	6443	OWNER-OCC	SFR
5309113	74461880	NEPALES	832 LONDON STREET	SAN FRANCISCO	CA	94112	OWNER-OCC	SFR
5309570	74462338	ROSENDO M D	23558 MARIANO STREET	LOS ANGELES	CA	91367	OWNER-OCC	SFR
5310602	74463357	HASANIC	6166 N SHERIDAN	CHICAGO	IL	60660	OWNER-OCC	CONDO
5310651	74463407	SHERRILL	1800 15TH STREET UNIT 108	DENVER	CO	80202	2ND HOME	CONDO
5311345	74464083	AGUILAR	1215 W 19TH STREET	UPLAND	CA	91784	OWNER-OCC	SFR
5311352	74464090	ARENALES	12631 BLACKTHORN STREET	GARDEN GROVE	CA	92840	OWNER-OCC	SFR
5311485	74454743	THOMPSON	2500 MARIOG LANE	OLYMPIA FIELDS	IL	60461	OWNER-OCC	SFR
5311522	74464355	MCKENZIE	3308 AVINSHIRE PLACE	WAKE FOREST	NC	27587	OWNER-OCC	PUD
5311604	74464397	NELSON	195 DICKERSON AVENUE	NEWBURY PARK	CA	91320	OWNER-OCC	SFR
5311782	74464548	THOMPSON	2900 MARIOS LANE	OLYMPIA FIELDS	IL	60461	OWNER-OCC	SFR
5312857	74465394	GUEVARRA	506 BRIX MARINA COURT	FAIRFIELD	CA	94534	OWNER-OCC	SFR
5313068	74465782	PALMA	2219 THAYER CT	SAN JOSE	CA	95122	OWNER-OCC	SFR
5313726	74465943	NGUYEN	5158 SUNNY CREEK DRIVE	SAN JOSE	CA	95135	OWNER-OCC	SFR
5313758	74466509	HAN	2120 DALTON WAY	UNION CITY	CA	94587	OWNER-OCC	SFR
5314728	74467481	GUZMAN	1921 S HIGHLAND	BERWYN	IL	60402	OWNER-OCC	2-4 UNITS
5315031	74467739	SINGH	18204 ARMINTA STREET	LOS ANGELES	CA	91335	OWNER-OCC	SFR
5315783	74468463	PRASERTSANIT	3434 COLLIN COURT	FREMONT	CA	94536	OWNER-OCC	SFR
5315904	74468598	AVALOS	7530 SW 117 STREET	PINECREST	FL	33156	OWNER-OCC	SFR
5316104	74468760	KROLL	3305 N 181ST AVENUE	OMAHA	NE	68116	OWNER-OCC	SFR
5317417	74470154	CURRY	23250 S DAY HILL ROAD	ESTACADA	OR	97023	OWNER-OCC	SFR
5317486	74470204	ALARCON	11658 SPRINGSIDE ROAD	SAN DIEGO	CA	92128	OWNER-OCC	SFR
5317518	74470253	PAPASAN	727 BUCKEYE DRIVE	BRENTWOOD	CA	94513	OWNER-OCC	SFR
5317532	74470270	WARE	5112 JUDSONVILLE DR	ANTIOCH	CA	94531	OWNER-OCC	SFR
5317581	74470329	LUNA	130 STEWART CIRCLE	PLEASANT HILL	CA	94523	OWNER-OCC	SFR
5317789	74470527	TERCERO	687 LONGWOOD AVENUE	HAYWARD	CA	94541	OWNER-OCC	SFR
5317896	74470634	KNIGHT	2 FORD DRIVE	AMERICAN CANYON	CA	94503	OWNER-OCC	SFR
5318043	74470782	THOMPSON	43 E CASCADE AVENUE	ALPINE	UT	84004	OWNER-OCC	SFR
5318545	74471285	BOZZO	1120 VANCOUVER AVENUE	BURLINGAME	CA	94010	OWNER-OCC	SFR
5318571	74471319	MORALES	1418 WATERS EDGE DR	BAYSIDE	NY	11360	OWNER-OCC	2-4 UNITS
5318738	74471475	HERNANDEZ	5550 OSO AVENUE	LOS ANGELES	CA	91367	OWNER-OCC	SFR
5318938	74471673	FOULKS	10527 EMERALD CHASE DRIVE	ORLANDO	FL	32836	OWNER-OCC	PUD
5319526	74472706	SABATASSO	940 MATCHLESS DRIVE	ASPEN	CO	81611	OWNER-OCC	SFR
5320738	74473018	CRAWFORD	1643 ABRAMSON ROAD	SANTA ROSA	CA	95401	OWNER-OCC	SFR
5320298	74473075	ARIONES	74 TEMPLETON AVENUE	DALY CITY	CA	94014	OWNER-OCC	SFR
5320684	74473483	COLLINS	888 STARLITE PLACE	ASHLAND	OR	97520	OWNER-OCC	SFR
5320974	74473687	ROBLES	1981 HIGHLAND DRIVE	HOLLISTER	CA	95023	OWNER-OCC	SFR
5321038	74473794	DAPAL	3240 TERRACE BEACH DR	VALLEJO	CA	94591	OWNER-OCC	SFR
5321047	74473802	ROBINSON	3131 W 153RD STREET	MARKHAM	IL	60426	OWNER-OCC	SFR
5321383	74474142	FARIA	1943 S MINNEWAWA AVENUE	FRESNO	CA	93727	OWNER-OCC	SFR
5321674	74474420	CARRILLO	850 W EDMUNDSON AVENUE	MORGAN HILL	CA	95037	OWNER-OCC	SFR
5323337	74476078	VUONG	2845 MOONSTONE VIEW	COLORADO SPRINGS	CO	80906	OWNER-OCC	PUD
5323340	74476084	BERRI	7610 ROSANNA STREET	GILROY	CA	95020	OWNER-OCC	SFR
5323361	74476126	BAFIR	207 WASHINGTON AVENUE	CEDARHURST	NY	11516	OWNER-OCC	SFR
5323563	74476300	SOLORZANO	27537 E 12TH STREET	HAYWARD	CA	94544	OWNER-OCC	SFR
5323589	74476326	SHEPPARD	1825 EMERSON	EVENSTON	IL	60201	OWNER-OCC	2-4 UNITS
5323738	74476466	MERCURIO, SR	7318 CRANE RD	OAKDALE	CA	95361	OWNER-OCC	SFR
5323944	74476714	GEARHART	1362 STONEWALL RD	CHECK	VA	24072	OWNER-OCC	SFR
5324678	74477449	FOREMAN	218 PISMO DRIVE	CARSON	CA	90745	OWNER-OCC	PUD
5324694	74477464	BRAMBILA	1813 RALEHE PLACE	SAN JOSE	CA	95131	OWNER-OCC	SFR
5324785	74477553	FERGOMO	1256 MAYHEW DRIVE	SAN JOSE	CA	95121	OWNER-OCC	SFR
5325738	74477965	BENNETT	1275 WILDWING LANE	VALLEJO	CA	94591	OWNER-OCC	SFR
5325873	74478629	BOHM	225 UNION AVE	HARRISON	NY	10528	OWNER-OCC	SFR
5325830	74478845	BROWN JR	10104 422ND LANE SE	NORTH BEND	WA	98045	OWNER-OCC	SFR
5325972	74478728	LOZANO	612 MEADOW WILLOW DRIVE	EL PASO	TX	79922	OWNER-OCC	SFR
5325980	74478736	CYBULSKI	303 ORCHARD LANE	PENNGROVE	CA	94954	OWNER-OCC	SFR
5326087	74478835	TO	2658 KENDRICK CIRCLE	SAN JOSE	CA	95121	OWNER-OCC	SFR
5326103	74478850	ESQUIVEL	4206 BIDWELL DRIVE	FREMONT	CA	94538	OWNER-OCC	SFR
5326283	74479031	ACRIDGE	7817 E THUNDERHAWK ROAD	SCOTTSDALE	AZ	85255	OWNER-OCC	SFR
5326521	74479050	BARAHONA	1790 GELBKE LANE	CONCORD	CA	94520	OWNER-OCC	SFR
5326954	74479684	WHITELEY	27233 OLD HIGHWAY 80	GUATAY	CA	91931	OWNER-OCC	SFR
5327473	74480203	BEURET	605 MAYWOOD LANE	HOFFMAN ESTATES	IL	60194	OWNER-OCC	SFR
5327531	74480280	MACHADO	35600 COUNTY ROAD 18A	WOODLAND	CA	95695	OWNER-OCC	SFR
5327598	74480329	EIFER	3871 OLD TOPANGA CANYON RD	CALABASAS	CA	91302	OWNER-OCC	SFR
5327663	74480393	FRIMMERSDORF	475 GOLDEN OAK DRIVE	PORTOLA VALLEY	CA	94028	OWNER-OCC	SFR
5327603	74480633	HALCROW	27003 SAN YSIDRO AVENUE	VALENCIA	CA	91355	OWNER-OCC	CONDO
5328521	74481278	NAVA	1301 YARROW PLACE	RICHMOND	CA	94806	OWNER-OCC	SFR
5328704	74481540	INFANTE	1064 DURNESS PLACE	SAN JOSE	CA	95122	OWNER-OCC	SFR
5328901	74481658	NEWKIRK	52598 NW MARIA LANE	SCAPPOOSE	OR	97056	OWNER-OCC	SFR
5329085	74481813	COLEMAN	2018 NOB HILL AVE N	SEATTLE	WA	98109	OWNER-OCC	SFR
5329532	74482250	POSEY	838 E 47TH PLACE	CHICAGO	IL	60616	OWNER-OCC	SFR
5329540	74482308	BARRERA	1228 WESTMINSTER AVE	EAST PALO ALTO	CA	94303	OWNER-OCC	SFR
5329578	74482316	CHARBONEAU	13901 HEWES	SANTA ANA	CA	92705	OWNER-OCC	SFR

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM
5329630	74482373	BRUHN	24524 CASTRO LANE	CARMEL	CA	93923	OWNER-OCC	SFR	360
5329680	74482473	RIVERA	39781 LOGAN DRIVE	FREMONT	CA	94538	OWNER-OCC	SFR	360
5329867	74482605	COOK	138 VENADO CORTE	WALNUT CREEK	CA	94598	OWNER-OCC	SFR	360
5329874	74482717	NEUFELD	478 MOUNT STREET	RICHMOND	CA	94805	OWNER-OCC	SFR	360
5330139	74482878	CARAVES	711 CANDLESTICK WAY	SAN JOSE	CA	95127	OWNER-OCC	SFR	360
5330345	74483087	FARLEY	738 JERSEY COURT #A	SAN DIEGO	CA	92109	OWNER-OCC	CONDO	360
5330352	74483090	WILLIAMSON	5817 S PRINCETON	CHICAGO	IL	60621	OWNER-OCC	2-4 UNITS	240
5330378	74483118	TRUBLOOD	38781 PLACER WAY	FREMONT	CA	94538	OWNER-OCC	SFR	360
5330542	74483283	HERNANDEZ	10704 CREBS AVENUE	LOS ANGELES	CA	91326	OWNER-OCC	SFR	360
5330709	74483447	HOWARD	1901-03 WEST DIVISION	CHICAGO	IL	60622	OWNER-OCC	CONDO	240
5330615	74483653	CUNNINGHAM	408 BOSTON POST ROAD	MADISON	CT	6443	OWNER-OCC	SFR	360
5330842	74483684	KARWOSKI	2454 ADARE RD	ANN ARBOR	MI	48104	OWNER-OCC	SFR	360
5331428	74484155	FLEISCHMANN	2082 WAVERLY LANE	ALGONQUIN	IL	60102	OWNER-OCC	CONDO	240
5331827	74484551	FENDERSON	44 EASTWOOD LANE	VALLEY STREAM	NY	11580	OWNER-OCC	SFR	360
5332085	74484817	ROOT	667 COLUSA AVENUE	BERKELEY	CA	94707	OWNER-OCC	SFR	360
5332135	74484866	SCORSONE	20 CEDAR LANE	EAST SETAUKET	NY	11733	OWNER-OCC	SFR	180
5332523	74485251	FRANCO	5885 E MOUNTAIN LOOP TRAIL	ANAHEIM HILLS	CA	92807	OWNER-OCC	CONDO	360
5333000	74485731	BONILLA	135 SANTA YNEZ AVENUE	SAN FRANCISCO	CA	94112	OWNER-OCC	SFR	360
5333043	74485772	SHAHNAZI	41 N SHORE DRIVE	MIAMI	FL	33133	OWNER-OCC	SFR	360
5333638	74486366	SANDOVAL SR	305 PONDEROSA AVENUE	WATSONVILLE	CA	95076	OWNER-OCC	SFR	360
5333901	74486633	OLSEN JR	2458 E SOUNDVIEW DRIVE,	LANGLEY	WA	98260	OWNER-OCC	PUD	360
5334107	74486838	MONTOYA	343 CALLE SAN ANTONIO	SAN JUAN BAUTISTA	CA	95045	OWNER-OCC	PUD	360
5334748	74486276	CRUZ	328 WHIPPLE ROAD	UNION CITY	CA	94587	OWNER-OCC	SFR	360
5334669	74487373	RAMOS	287 DENNIS DR	DALY CITY	CA	94015	OWNER-OCC	SFR	360
5334750	74487483	GUZMAN	1318 MONTE MARIA AVENUE	NOVATO	CA	94947	OWNER-OCC	SFR	360
5335181	74487877	ALBERT	11584 CESPED DRIVE	SAN DIEGO	CA	92124	OWNER-OCC	SFR	360
5335257	74487950	MEJIA	79 EDGECLIFF TERRACE	YONKERS	NY	10705	OWNER-OCC	SFR	360
5335773	74488470	KALT	327,329,331A 333 N LA PEER DR	BEVERLY HILLS	CA	90211	NON OWNER	2-4 UNITS	360
5335823	74488529	FEELEY	10678 N OSCEOLA DRIVE	WESTMINSTER	CO	80031	OWNER-OCC	PUD	360
5335849	74488543	WALDEN	12 LA SALLE LANE	LADERA RANCH	CA	92694	OWNER-OCC	PUD	360
5336045	74488743	WHITE	5735 PARKMOR ROAD	CALABASAS	CA	91302	OWNER-OCC	SFR	360
5336383	74489080	MILLAN	25W057 CAPE RD	NAPERVILLE	IL	60540	OWNER-OCC	SFR	240
5336440	74489170	SILVERSTEIN	104 DAPPLEGRAY ROAD	BELL CANYON	CA	91307	OWNER-OCC	PUD	360
5336516	74489204	MALONEY	108 WILLOWBROOK WAY	SANTEE	CA	92071	OWNER-OCC	PUD	360
5337078	74489790	SHAKARZAHI	5031 COUNTRY CLUB PLACE	EL PASO	TX	79922	OWNER-OCC	SFR	360
5337894	74490618	SIU	238 NICE COURT	REDWOOD CITY	CA	94065	OWNER-OCC	PUD	360
5337944	74490663	BARRAGAN	24755 SECOND STREET	HAYWARD	CA	94541	OWNER-OCC	SFR	360
5337951	74490673	APRONCE	2957 STAMFORD ROW	SOUTH SAN FRANCISCO	CA	94080	OWNER-OCC	SFR	360
5338165	74490871	BAHARMAST	3248 108TH AVENUE SE	BELLEVUE	WA	98004	OWNER-OCC	SFR	360
5338308	74491010	KIM	2768 MARSH DRIVE	SAN RAMON	CA	94583	OWNER-OCC	SFR	360
5338413	74491101	LEARY	6695 RASPBERRY RUN	LITTLETON	CO	80125	OWNER-OCC	PUD	360
5338447	74491135	BROWN	10607 CORNELL AVE SOUTH	SEATTLE	WA	98178	OWNER-OCC	SFR	360
5338512	74491200	SUAREZ	177 MESA VERDE DR	WATSONVILLE	CA	95076	OWNER-OCC	SFR	360
5338835	74491523	TURNER	2311 RIVER HILLS ROAD	AUSTIN	TX	78733	OWNER-OCC	SFR	360
5339064	74491768	PENALOSA	20 MANNING AVENUE	SAN JOSE	CA	95127	OWNER-OCC	SFR	360
5339148	74491838	BAUTISTA	1319 SANDIA AVENUE	SUNNYVALE	CA	94089	OWNER-OCC	SFR	360
5339270	74491960	HANSEN	12474 N 78TH STREET	SCOTTSDALE	AZ	85260	OWNER-OCC	PUD	360
5339312	74492000	HARRIS	5009 FOX SPARROW ROAD	PARKER	CO	80134	OWNER-OCC	PUD	360
5339544	74492232	FLORES	2910 IVORY CREEK	SAN ANTONIO	TX	78258	OWNER-OCC	SFR	360
5339734	74492422	JACKSON	621 WASHINGTON PLACE	EAST ST LOUIS	IL	62205	OWNER-OCC	SFR	180
5339742	74492430	ESTRA	5888 N OCEAN BLVD	BOYNTON BEACH	FL	33435	OWNER-OCC	SFR	360
5339924	74492604	FIX	3270 W WILDERNESS LANE	NORTH OF WILSON	WY	83014	OWNER-OCC	SFR	360
5340047	74492729	STATHAKIS	19 SPARHALL ST	WATERTOWN	MA	2472	OWNER-OCC	SFR	360
5340088	74492763	LEWIS	600 ATLANTIC AVENUE	OCEAN CITY	NJ	8226	2ND HOME	CONDO	360
5340302	74492984	RIVERA	3515 W BELDEN AVE	CHICAGO	IL	60647	OWNER-OCC	2-4 UNITS	240
5340526	74493208	MATUDIO	7851 LARAMIE AVENUE	LOS ANGELES	CA	91304	OWNER-OCC	SFR	360
5340732	74493404	BROCKMILLER	10 PARK PLACE	MANHATTAN BEACH	CA	90266	OWNER-OCC	PUD	360
5341268	74493068	BURGET	15456 JANINE DR	WHITTIER	CA	90603	OWNER-OCC	SFR	360
5341284	74493082	RIDING	1275 SOUTH 550 WEST	SALEM	UT	84653	OWNER-OCC	SFR	360
5341375	74494071	GARAMAN	2573 ALKIRST COURT	SANTA ROSA	CA	95403	OWNER-OCC	PUD	360
5341425	74494121	LOPEZ	14 ROCKFORD AVE	DALY CITY	CA	94015	OWNER-OCC	SFR	360
5341815	74494303	CALANGI	18728 SUNSET KNOLL DRIVE	RIVERSIDE	CA	92504	OWNER-OCC	SFR	360
5341862	74494530	BALLMAN	6714 84TH STREET COURT NW	GIG HARBOR	WA	98332	OWNER-OCC	SFR	360
5341953	74494642	GRAHAM	304 185TH PLACE SW	BOTHELL	WA	98012	OWNER-OCC	SFR	360
5342001	74494691	GARDNER	355 W SMITH	BONFIELD	IL	60913	OWNER-OCC	SFR	240
5342035	74494725	SALAS	2250 PULGAS AVENUE	E PALO ALTO	CA	94303	OWNER-OCC	SFR	360
5342175	74494865	MA	5320 E MERCER WAY	MERCER ISLAND	WA	98040	OWNER-OCC	SFR	360
5342225	74494915	GALAN	963 MELBOURNE BLVD	SAN JOSE	CA	95116	OWNER-OCC	SFR	360
5342258	74494948	JARIN	3268 CLOVERWOOD LANE	SAN JOSE	CA	95132	OWNER-OCC	SFR	360
5342415	74495102	GRAY	31 MARKS DRIVE	HOLLISTER	CA	95023	OWNER-OCC	SFR	360
5342928	74495615	STAPLES	1421 GREENWOOD WAY	SAN BRUNO	CA	94066	OWNER-OCC	SFR	360
5343215	74495904	FOSTER	7562 ARDEN WAY	APTOS	CA	95003	OWNER-OCC	SFR	360
5343454	74496134	GONZALEZ	8142 S MENARD	CHICAGO	IL	60638	OWNER-OCC	2-4 UNITS	240
5343531	74496480	FOX	8445 S PHILLIPS	CHICAGO	IL	60617	OWNER-OCC	2-4 UNITS	240
5344705	74496488	KAUR	1537 WILD ROSE PLACE	MANTECA	CA	95337	OWNER-OCC	SFR	360
5344288	74496567	MC GILL	2014 HUNTINGTON STREET	HUNTINGTON BEACH	CA	92648	OWNER-OCC	SFR	360
5344633	74497513	IGUAWA	518 MARIE AVENUE	LOS ANGELES	CA	90043	OWNER-OCC	SFR	360
5344858	74497536	RUIZ	5521 W 24TH STREET	CICERO	IL	60804	OWNER-OCC	2-4 UNITS	240
5344866	74497546	LOMBARD	2310 ASH STREET	DENVER	CO	80207	OWNER-OCC	SFR	360
5345180	74497843	LEWIS	29516 NORTH 108TH PLACE	SCOTTSDALE	AZ	85262	OWNER-OCC	PUD	360
5345400	74498094	TSUJIMURA	11525 E BUCKSKIN TRAIL	SCOTTSDALE	AZ	85255	OWNER-OCC	PUD	360
5345541	74498238	PEER	3488 SILVERMAPLE DRIVE	DANVILLE	CA	94506	OWNER-OCC	SFR	360
5345566	74498254	PEARSON	117 TERRACE AVENUE	KENTFIELD	CA	94904	OWNER-OCC	SFR	360
5345590	74508677	SIU	139 BERYL COURT	HERCULES	CA	94547	NON OWNER	SFR	360
5345883	74498536	MAAGHUL	45 WALNUT AVENUE	MILL VALLEY	CA	94941	OWNER-OCC	SFR	360
5345939	74498583	SEGEV	535 MATTERHORN DR	WALNUT CREEK	CA	94598	OWNER-OCC	SFR	360
5346034	74498692	NARMUO	12806 S KENNETH	ALSIP	IL	60803	OWNER-OCC	CONDO	240
5346044	74498700	LIVINGSTON	200 MARTINIQUE AVENUE	TIBURON	CA	94920	OWNER-OCC	SFR	360
5346051	74498718	ARNOLD	657 CHASE COURT	LIVERMORE	CA	94551	OWNER-OCC	SFR	360
5346259	74498916	WHITE	4000 SE 157TH AVE	VANCOUVER	WA	98683	OWNER-OCC	SFR	360
5346360	74499054	HAWKINS	25662 SE 39TH PLACE	ISSAQUAH	WA	98029	OWNER-OCC	PUD	360
5346404	74499062	VANDELICH	12434 95TH PL NE	KIRKLAND	WA	98034	OWNER-OCC	SFR	360
5346507	74499161	HESTON	2680 W LUTHERHAVEN RD	COEUR D ALENE	ID	83814	OWNER-OCC	SFR	360
5346620	74499484	CAMARILLO	1130 MORNINGSIDE AVENUE	SOUTH SAN FRANCISCO	CA	94080	OWNER-OCC	SFR	360
5346838	74499493	HUVES	6709 VISTA DEL MAR A & B	LA JOLLA	CA	92037	OWNER-OCC	2-4 UNITS	360
5346853	74499518	SAVELLA	1911 MORNING GLORY DRIVE	HOLLISTER	CA	95023	OWNER-OCC	SFR	360
5347067	74499724	SHUPE	111 S 1410 EAST	LINDON	UT	84042	OWNER-OCC	SFR	360
5347075	74499732	SETTLE	5232 N VAN NESS BOULEVARD	FRESNO	CA	93711	OWNER-OCC	SFR	360
5347117	74499773	IMANI	870 CRESTVIEW DRIVE	SAN CARLOS	CA	94070	OWNER-OCC	SFR	360
5347158	74499815	TALARCZYK	27 CHRISTINA CT	CLINTON	CT	6413	OWNER-OCC	SFR	360
5347258	74499965	WINKEL	3601 EL CAMINO	KANKAKEE	IL	60901	OWNER-OCC	SFR	240
5347414	74500075	TBANAKAS	1743 HEMPSTEAD PLACE	REDWOOD CITY	CA	94061	OWNER-OCC	SFR	360
5347448	74500109	MYERS	482 MARBLE ARCH AVENUE	SAN JOSE	CA	95136	OWNER-OCC	CONDO	360
5347612	74500765	BARILLAS	84 CLINTON AVE	NEW ROCHELLE	NY	10801	OWNER-OCC	SFR	360
5347846	74500799	HINES	281 LANTON AVENUE	LOS ALTOS	CA	94022	OWNER-OCC	SFR	360
5348453	74501107	HELOU	23602 WILDWOOD CANYON ROAD	SANTA CLARITA	CA	91321	OWNER-OCC	SFR	360
5348610	74501263	NEAL	24170 GLENWOOD DRIVE	LOS GATOS	CA	95030	OWNER-OCC	SFR	360
5349014	74501651	HOCKMAN	25342 MAXIMUS STREET	MISSION VIEJO	CA	92691	NON OWNER	SFR	360
5349022	74501668	WOODS	20018 OREGON TRAILS	OLYMPIA FIELDS	IL	60461	OWNER-OCC	SFR	360
5349311	74501958	WILDERMUTH	200 CALLE SERENA	SAN CLEMENTE	CA	92672	OWNER-OCC	SFR	360
5349360	74502006	CRUZ	774 COUNTY LINE ROAD	HINSDALE	IL	60521	OWNER-OCC	SFR	360
5349519	74502253	LEWIN	23 HARVEY ROAD	RIDGEFIELD	CT	6877	OWNER-OCC	SFR	360
5349676	74502311	BLACK	9280 ISLAND ROAD	SAINT FRANCISVILLE	LA	70775	OWNER-OCC	SFR	360
5349658	74502388	ODUNSI	12504 S ABERDEEN ST	CALUMET PARK	IL	60827	OWNER-OCC	SFR	240
5350051	74502980	CRIPE, SR	3813 W LINWOOD	TURLOCK	CA	95382	OWNER-OCC	SFR	360
5350335	74503061	MCLAUGHLIN	78210 VIA VENTANA	LA QUINTA	CA	92253	OWNER-OCC	PUD	360
5350665	74503392	OVALLE	484 FATHOM DRIVE	SAN MATEO	CA	94404	OWNER-OCC	PUD	360
5350897	74503624	SOLORIO	3604 MOUNT BLANC WAY	SAN JOSE	CA	95127	OWNER-OCC	SFR	360
5350970	74503707	ETHERIDGE	901 MEADOW ROAD	APTOS	CA	95003	OWNER-OCC	SFR	360
5350996	74503723	PERSAUD	1821 15TH STREET #3	SAN FRANCISCO	CA	94103	OWNER-OCC	CONDO	360
5351457	74504184	PRICE	22555 RIO ROBLES DRIVE	RED BLUFF	CA	96080	OWNER-OCC	SFR	360
5351648	74504374	LANGSTON	21500 GARY DRIVE	CASTRO VALLEY	CA	94546	OWNER-OCC	SFR	360
5351655	74504382	MEZA	1850 FOXWORTHY AVE	SAN JOSE	CA	95124	OWNER-OCC	SFR	360
5351705	74504432	DATIL	37734 SILVER BREEZE COURT	MURRIETA	CA	92563	OWNER-OCC	SFR	360
5351739	74504465	PARKER	1181 OLEANDER DR	LAFAYETTE	CA	94549	OWNER-OCC	SFR	360
5351838	74504564	PANALIGAN	1103 FAIRWAY DR	RICHMOND	CA	94803	OWNER-OCC	PUD	360
5352034	74504762	SY	1 PINEHURST WAY	SAN FRANCISCO	CA	94127	OWNER-OCC	SFR	360
5352141	74504853	CAJUGURAN	252 DENNIS DR	DALY CITY	CA	94015	OWNER-OCC	SFR	360
5352521	74505231	WALTERS	31053 JENNY CIRCLE	ELIZABETH	CO	80107	OWNER-OCC	SFR	360
5352695	74505405	SAUTTER	865 KENTON ROAD	BELLVILLE	OH	44813	OWNER-OCC	SFR	360
5353024	74505738	WELCH	575 W 50TH STREET	MIAMI BEACH	FL	33140	OWNER-OCC	SFR	360
5353255	74505967	SIEGMAN	838-840 N CURSON AVENUE	LOS ANGELES	CA	90046	OWNER-OCC	2-4 UNITS	360
5353271	74505983	WALKER	447 SOUTH LINCOLN	KANKAKEE	IL	60901	OWNER-OCC	SFR	240
5353305	74506015	TORRES	15560 SW 169TH AVENUE	MIAMI	FL	33187	OWNER-OCC	SFR	360
5353394	74506106	PEBLEY	35785 COUNTY ROAD 13	ELIZABETH	CO	80107	OWNER-OCC	SFR	360
5353669	74547258	WOZNY	2032 N BURLING ST APT 2	CHICAGO	IL	60614	OWNER-OCC	CONDO	240
5353719	74506329	COOPERMAN	8635 POUNDSTONE PLACE	GREENWOOD VILLAGE	CO	80111	OWNER-OCC	SFR	360
5353776	74506452	SCHNELLDORFER	2084 CREEKRIDGE AVE	SIMI VALLEY	CA	93065	OWNER-OCC	SFR	360
5353917	74506553	BOYER	239 MINGE HILLS	BATTLE CREEK	MI	49015	OWNER-OCC	SFR	360
5354278	74506598	GILSTER	541 TERRACE AVENUE	MOSS BEACH	CA	94038	OWNER-OCC	SFR	360

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5354591	74507410	LAREAU III	2728 BOHEMIAN HWY	OCCIDENTAL	CA	95465	OWNER-OCC	SFR
5354832	74507539	RIVERA	2846 N ELSTON AVE	CHICAGO	IL	60618	OWNER-OCC	2-4 UNITS
5355425	74508144	ENG	150 FOLD COURT	SAN BRUNO	CA	94066	OWNER-OCC	SFR
5355431	74508358	SIM	18121 SAFFRON DR	MORGAN HILL	CA	95037	OWNER-OCC	CONDO
5355684	74508382	ESCALANTE	3070 DIAS DRIVE	SAN JOSE	CA	95148	OWNER-OCC	SFR
5356084	74508740	PATTISON	1098 PALISADE STREET	HAYWARD	CA	94542	OWNER-OCC	SFR
5356187	74508862	KIFARKIS	8810 ROBIN DR	DES PLAINES	IL	60016	OWNER-OCC	SFR
5356209	74508204	TRAHAN	1620 MARSHALL STREET	HOUSTON	TX	77006	OWNER-OCC	SFR
5356373	74509078	MASIH	2585 CARRIAGE COURT	TURLOCK	CA	95382	OWNER-OCC	SFR
5356704	74509807	HERNANDEZ	8 GLENEAGLE COURT	MORAGA	CA	94556	OWNER-OCC	SFR
5356993	74509634	BURGESS	3240 SAN GABRIEL DRIVE	CONCORD	CA	94518	OWNER-OCC	SFR
5357864	74510579	MASOPUST	5055 ELLA LANE	SANTA BARBARA	CA	93111	OWNER-OCC	SFR
5358031	74510710	SANCHEZ, JR	2322 UNION ROAD	HOLLISTER	CA	95023	OWNER-OCC	SFR
5358353	74511049	MANDEL	3373 PENNSYLVANIA AVENUE	BOULDER	CO	80303	OWNER-OCC	SFR
5358486	74511171	CANDELARIE	9507 UTE DRIVE	GOLDEN	CO	80403	OWNER-OCC	SFR
5358538	74634056	GOTTESFELD	1720 WAZEE STREET UNIT 4B	DENVER	CO	80202	OWNER-OCC	CONDO
5358609	74511494	LANE	841 S ESSEX ROAD	SAN DIMAS	CA	91773	OWNER-OCC	SFR
5359038	74511781	BASTIDAS	1812 CHURCH STREET	SAN MATEO	CA	94401	OWNER-OCC	SFR
5359084	74511841	WEST	108 ROYAL PLACE	PELHAM	AL	35124	OWNER-OCC	SFR
5359252	74512013	MOYER	11624 SUNSHINE TERRACE	LOS ANGELES	CA	91604	OWNER-OCC	SFR
5359418	74512161	METAYER	11823 SW 44TH STREET	DAVIE	FL	33330	OWNER-OCC	PUD
5359674	74512419	BARAHONA, JR	874 SANTA LUCIA DRIVE	PLEASANT HILL	CA	94523	OWNER-OCC	SFR
5360227	74512963	HOLFORD	4063 BROADMOOR LOOP	BROOMFIELD	CO	80020	OWNER-OCC	PUD
5360324	74513052	ALONZO	885 GIRARD STREET	SAN FRANCISCO	CA	94134	OWNER-OCC	SFR
5360417	74513144	MEEHAN	383 IRWIN STREET	SAN RAFAEL	CA	94901	OWNER-OCC	SFR
5360673	74513361	EZER	2107 MYRTLE STREET	OAKLAND	CA	94607	OWNER-OCC	SFR
5360694	74513417	ANUNCIACION	75 RAE AVENUE	SAN FRANCISCO	CA	94112	OWNER-OCC	SFR
5360783	74513482	BARREDO	706 BURIAT STREET	SAN LEANDRO	CA	94577	OWNER-OCC	PUD
5360805	74513524	ROBRECHT	827 PRECITA AVENUE	SAN FRANCISCO	CA	94110	OWNER-OCC	SFR
5360813	74513533	HYPPOLITE	1468 S NOVATO BLVD	NOVATO	CA	94947	OWNER-OCC	SFR
5360821	74513540	SCHEFRAIM	133 CONCERTO DRIVE	OAK PARK	CA	91377	OWNER-OCC	CONDO
5360862	74513581	A	2327 17TH AVENUE	SANTA CRUZ	CA	95062	OWNER-OCC	CONDO
5360912	74513631	MATALON	1037 MARENGO DR	GLENDALE	CA	91206	OWNER-OCC	SFR
5360961	74513680	POCHYNOK	13222 N DEER MOUNTAIN BLVD	HEBER	UT	84032	OWNER-OCC	SFR
5360987	74513706	CLAY	4722 AUTUMN ROSE COURT	FAIRFIELD	CA	94534	OWNER-OCC	SFR
5360995	74513714	NAUMU	4383 W KILBY ROAD	PARK CITY	UT	84098	OWNER-OCC	SFR
5361043	74513782	PURRINGTON	5188 SCENIC AVENUE	LIVERMORE	CA	94550	OWNER-OCC	SFR
5361100	74513821	GARCIA	1415 S KING ROAD	SAN JOSE	CA	95122	OWNER-OCC	SFR
5361258	74513979	TERRAZAS	305 INDIAN BROOM DRIVE	SAN JOSE	CA	95111	NON OWNER	SFR
5361423	74514142	DECKER	3210 SHAWN WAY	HAYWARD	CA	94541	OWNER-OCC	SFR
5361787	74514480	AINSLIE	22822 FOSSIL COVE	SAN ANTONIO	TX	78261	OWNER-OCC	PUD
5361779	74514498	GERHARDT	34358 COLUMBINE TRAIL EAST	ELIZABETH	CO	80107	OWNER-OCC	SFR
5362330	74515057	GUDEJKO	1471 COLUMBIA LANE	BARRINGTON	IL	60010	OWNER-OCC	SFR
5362355	74515073	JACOBS	7620 YACHT CLUB DRIVE	CUMMING	CA	30041	OWNER-OCC	PUD
5362520	74515230	MANARINO	27701 CHAPALA	MISSION VIEJO	CA	92692	OWNER-OCC	PUD
5362561	74515271	BARBER	840 N LAUREL	CHICAGO	IL	60644	OWNER-OCC	2-4 UNITS
5362868	74515578	VELIE	10228 ASHDALE DR	SAN JOSE	CA	95127	OWNER-OCC	SFR
5363437	74516188	POWELL	26999 PARKSIDE DRIVE	HAYWARD	CA	94542	OWNER-OCC	SFR
5363479	74516220	KIRKLAND	2029 KENILWORTH AVENUE	LOS ANGELES	CA	90039	OWNER-OCC	SFR
5363528	74516279	D'ETTORE	7815 RACE TRACK ROAD 8	TAMPA	FL	33635	OWNER-OCC	SFR
5363544	74516295	WALDRON	41 ROXY AVE	EDISON TWP	NJ	8820	OWNER-OCC	SFR
5363827	74516378	MACHADO	900 NW 4 STREET	BOCA RATON	FL	33486	OWNER-OCC	SFR
5363957	74516708	BUSCHER	222 NORTHWOOD DRIVE	SOUTH SAN FRANCISCO	CA	94080	OWNER-OCC	SFR
5364071	74516774	MALDONADO	1812 WAHOO LANE	WEST TAWAKONI	TX	75474	OWNER-OCC	SFR
5364120	74516873	HURST	10540 DOCKER HILL RD	COMPTCHE	CA	95427	2ND HOME	SFR
5364187	74516923	SIMONDS	0254 WILLOW LANE	CARBONDALE	CO	81623	OWNER-OCC	SFR
5364278	74517012	HAFEZ	1446 YOUNG STREET	SAN MATEO	CA	94401	OWNER-OCC	SFR
5364310	74517053	KELLEY	841 ROSA MORADA ROAD	HOLLISTER	CA	95023	OWNER-OCC	SFR
5364526	74517269	PARADERO	47 WERNER AVENUE	DALY CITY	CA	94014	OWNER-OCC	SFR
5364674	74517418	MONTALBANO	28 SOUTH BAY AVE	EASTPORT	NY	11941	OWNER-OCC	SFR
5364963	74517707	REVILLA	715 BLOOM STREET	SAN LEANDRO	CA	94577	OWNER-OCC	PUD
5365044	74517780	LUGO	502 LATONA COURT	SAN JOSE	CA	95111	OWNER-OCC	SFR
5365283	74518003	LUKOWIECKI	541 HULL AVENUE	SAN JOSE	CA	95125	OWNER-OCC	SFR
5365573	74518242	RUIZ	10960 SEYMOUR STREET	CASTROVILLE	CA	95012	OWNER-OCC	SFR
5365667	74518416	LEON	357 LOS CABOS LANE	VENTURA	CA	93001	OWNER-OCC	SFR
5365846	74518564	BAINS	6031 CAMPBELL ROAD	ELK GROVE	CA	95624	OWNER-OCC	SFR
5365895	74518614	RODRIGUEZ	318 COUNTRY CLUB PARK ROAD	GRAND JUNCTION	CO	81503	OWNER-OCC	SFR
5365945	74518683	ADAME	718 WOODHAMS ROAD	SANTA CLARA	CA	95051	OWNER-OCC	SFR
5366042	74518762	TOMKO	6 SANDRA COURT	FLANDERS	NJ	7836	OWNER-OCC	SFR
5366117	74518838	IBRAHIM	220 LAKE JUNE ROAD	LAKE PLACID	FL	33852	OWNER-OCC	SFR
5366430	74519141	PERRY	4183 SPRUCE WAY	VAIL	CO	81657	OWNER-OCC	SFR
5366838	74519547	WIEDERANDERS	19730 LA SIERRA BOULEVARD	SAN ANTONIO	TX	78256	OWNER-OCC	SFR
5366968	74519678	HENLEY	15703 RIDGE HUNT DRIVE	WOODBINE	MD	21797	OWNER-OCC	SFR
5367487	74520168	ADIX	138 BERRY MOUNTAIN ROAD	CRAMERTON	NC	28032	OWNER-OCC	SFR
5367776	74520414	RAGUSA	1842 GLENHAVEN DRIVE	LA CANADA FLINTRIDGE	CA	91011	OWNER-OCC	SFR
5367830	74520571	BARRERA	1060 CALLE ALMENDRO	THOUSAND OAKS	CA	91360	OWNER-OCC	SFR
5368478	74521198	JIMENEZ	1811 MONTEREY DRIVE	SAN BRUNO	CA	94066	OWNER-OCC	SFR
5368693	74521451	JONES	310 N CUYLER AVENUE	OAK PARK	IL	60302	OWNER-OCC	SFR
5368840	74521618	BUNDY	11348 SUMMIT LAKE RD NW	OLYMPIA	WA	98502	OWNER-OCC	SFR
5368890	74521667	NAIREZ	4207 SHELBY COURT	ANACORTES	WA	98221	OWNER-OCC	SFR
5368907	74521675	ELLERSON	8732 RADLOCK AVENUE	LOS ANGELES	CA	90056	OWNER-OCC	SFR
5368964	74521725	DEGRANDI	2443 28TH AVENUE	SAN FRANCISCO	CA	94116	OWNER-OCC	SFR
5369087	74521832	ROSCHILLA	18 BOYD STREET	LONG BEACH	NY	11561	OWNER-OCC	SFR
5369137	74521881	BOWKER	15394 SW BURGUNDY ST	TIGARD	OR	97224	OWNER-OCC	SFR
5369145	74521890	FIORE JR	3378 TROY DRIVE	LOS ANGELES	CA	90068	OWNER-OCC	SFR
5369178	74521923	HOCHHALTER	199 SKY CREST DR	BOZEMAN	MT	59715	OWNER-OCC	SFR
5369244	74521958	AHLSTROM	949 APOLLO WAY	INCLINE VILLAGE	NV	89451	OWNER-OCC	SFR
5369335	74522087	DYER	6425 84TH AVE CT W	UNIVERSITY PLACE	WA	98467	OWNER-OCC	SFR
5369378	74522120	BERRIN	183 BROOKVILLE RD	BROOKVILLE	NY	11545	OWNER-OCC	SFR
5369517	74522269	JOVEL	868 HANOVER STREET	DALY CITY	CA	94014	OWNER-OCC	SFR
5369590	74522343	BAKER	13635 N TRAVOIS TRAIL	PARKER	CO	80138	OWNER-OCC	SFR
5369673	74522428	SALMERON	1721 DANDER PLACE	ESCONDIDO	CA	92026	OWNER-OCC	SFR
5369723	74522475	MALOY	18770 HAWKS HILL ROAD	MIDDLETOWN	CA	95461	OWNER-OCC	PUD
5369871	74522608	CORONADO JR	833 LISBON STREET	DALY CITY	CA	94014	OWNER-OCC	2-4 UNITS
5369921	74522657	NAVA	101 REY STREET	SAN FRANCISCO	CA	94134	OWNER-OCC	SFR
5369982	74522630	ALVAREZ	552 WARRINGTON AVENUE	REDWOOD CITY	CA	94063	OWNER-OCC	SFR
5369958	74522715	HEIKIO	1290 WILDWIND LANE	VALLEJO	CA	94591	OWNER-OCC	SFR
5370135	74522883	DIRSCHL	2000 MEADOW VALE ROAD	LONGMONT	CO	80504	OWNER-OCC	PUD
5370184	74522913	PEREDA	1068 CENTRAL BOULEVARD	HAYWARD	CA	94542	OWNER-OCC	SFR
5370234	74522967	MURILLO	1575 CHESTNUT ST	GILROY	CA	95020	OWNER-OCC	SFR
5370325	74523051	ASRAOUI	745 JARVIS ROAD	SANTA CRUZ	CA	95065	OWNER-OCC	SFR
5370424	74523150	JENSEN	3670 CONCORD AVENUE	BRENTWOOD	CA	94513	OWNER-OCC	SFR
5370457	74523184	TORRES	795 RIVERTON WAY	SALINAS	CA	93906	OWNER-OCC	SFR
5370507	74523234	HARO	6345 IMPERIAL COURT	APTOS	CA	95003	OWNER-OCC	SFR
5370705	74523432	ABRAHAMSON	1743 LAKESHORE DRIVE	LODI	CA	95242	OWNER-OCC	SFR
5370782	74523409	SOTO	7234 S AVERS	CHICAGO	IL	60629	OWNER-OCC	SFR
5371067	74523798	MUELLER	1080 WOOD DUCK AVENUE	SANTA CLARA	CA	95051	OWNER-OCC	2-4 UNITS
5371168	74523895	ANDERSON	493 N PALISADES DRIVE	OREM	UT	84097	OWNER-OCC	SFR
5371182	74523911	ROSEN	DEER LEDGE RAMAPO PARK	OAKLAND	NJ	7436	OWNER-OCC	SFR
5371281	74524018	COPP	19001 MAGENTA BAY	EDEN PRAIRIE	MN	55347	OWNER-OCC	SFR
5371521	74524224	BECERRA II	14315 VIA BARODA	SAN DIEGO	CA	92130	2ND HOME	CONDO
5371563	74524263	HARTER	3825 E COCONINO COURT	PHOENIX	AZ	85044	OWNER-OCC	SFR
5372107	74524802	FITZGERALD	3645 E WEBER CANYON ROAD	OAKLEY	UT	84055	OWNER-OCC	SFR
5372487	74525183	WILSON	253 N HILLSIDE AVE	HILLSIDE	IL	60162	OWNER-OCC	SFR
5372610	74525296	SOLIS	3523 W 67TH PLACE	CHICAGO	IL	60629	OWNER-OCC	SFR
5372874	74525635	DAVENPORT	22207 INDIGO PINES LN	KATY	TX	77450	OWNER-OCC	SFR
5373287	74525840	GOELLNER	5 FOXWOOD DRIVE	O'FALLON	MO	63366	OWNER-OCC	SFR
5373352	74526013	TOOKER	1641 LAWRENCE ROAD	DANVILLE	CA	94506	OWNER-OCC	SFR
5373642	74526302	BAUTISTA	188 NEWCASTLE DRIVE	VALLEJO	CA	94591	OWNER-OCC	SFR
5373733	74526335	WILAMOWSKI	2 CHIPANO GLEN	SAN ANTONIO	TX	78257	OWNER-OCC	PUD
5373758	74526401	WEGNER	314 GRAYHAWK ROAD	FORT COLLINS	CO	80524	OWNER-OCC	PUD
5373584	74526817	RUIZ	3301 MADRONE DRIVE	REDWOOD VALLEY	CA	95470	OWNER-OCC	MANU/MOBIL
5374079	74526724	RUIZ	7899 LINDEN COURT	NEWARK	CA	94560	OWNER-OCC	SFR
5374137	74526781	EVANGELISTA	1328 STARLITE DRIVE	MILPITAS	CA	95035	OWNER-OCC	SFR
5374236	74526850	BARAJAS	70 MELROSE AVENUE	SAN JOSE	CA	95116	OWNER-OCC	SFR
5374269	74526914	THOMAS	1073 BROWN AVENUE	LAFAYETTE	CA	94549	OWNER-OCC	SFR
5374350	74527003	DANIELSON	30 EL POTRO	RANCHO SANTA MARGRTI	CA	92688	OWNER-OCC	SFR
5374731	74527383	WOLTER	113 W THIRD STREET	CLOVERDALE	CA	95425	OWNER-OCC	SFR
5374871	74527524	TAM	12 DRESDEN BAY	ALAMEDA	CA	94502	OWNER-OCC	SFR
5375092	74527748	MONTANNA	21 DEER MEADOW RUN	BROOKHAVEN	NY	11719	OWNER-OCC	SFR
5375233	74527888	WILSON	2241 50TH AVE	PRINCETON	MN	55371	OWNER-OCC	SFR
5375200	74527946	SEVILLA	598 MARBLE ARCH AVENUE	SAN JOSE	CA	95136	OWNER-OCC	CONDO
5375449	74528097	GARIOLA	653 ASHFORD PLACE	BRENTWOOD	CA	94513	OWNER-OCC	SFR
5375494	74528142	KOLD PEABLES	1568 DEVONSHIRE WAY	SALINAS	CA	93906	OWNER-OCC	SFR
5376009	74525654	LAWRENCE	46015 VIA VAQUERO	TEMECULA	CA	92590	OWNER-OCC	SFR
5376090	74528748	PERSCHKE	4826 GIBBS AVENUE	BOULDER	CO	80301	OWNER-OCC	SFR
5376133	74528787	REGA	48 NO NAME DRIVE	BIG PINE KEY	FL	33043	2ND HOME	SFR
5376272	74528920	RANKIN	4 WHITE SUN WAY	RANCHO MIRAGE	CA	92270	OWNER-OCC	PUD
5376314	74528569	BISHOP	49 KYLE COURT	LADERA RANCH	CA	92694	OWNER-OCC	PUD
5376504	74529157	CROSIER	9203 APACHE ROAD	PARKER	CO	80134	OWNER-OCC	SFR

LOAN NUMBER	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PNI	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	6/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP
5354591	360	55.17	0.00	7.300	6/1/2003	5/1/2033	3740.79	400,000.00	399,580.33	399,380.70	ARM	4.900	13.300	7.300	1.000
5354832	240	20.00	100.00	11.250	6/1/2003	5/1/2023	470.07	44,800.00	44,740.83	44,680.32	FXD	0.000	0.000	0.000	0.000
5355425	360	60.00	0.00	6.875	6/1/2003	5/1/2033	3153.28	480,000.00	479,593.00	479,144.16	FXD	0.000	0.000	0.000	0.000
5355431	360	79.98	89.94	6.500	7/1/2003	6/1/2033	2488.58	393,400.00	393,400.00	393,044.36	FXD	0.000	0.000	0.000	0.000
5355684	360	80.00	95.00	6.250	6/1/2003	5/1/2033	2448.1	397,600.00	397,222.73	396,842.59	ARM	4.750	12.250	6.250	1.000
5356084	360	90.00	0.00	8.150	7/1/2003	6/1/2033	3248.65	436,500.00	436,500.00	436,215.81	ARM	5.750	14.150	8.150	1.000
5356187	240	20.00	100.00	9.750	6/1/2003	5/1/2023	303.53	32,000.00	31,960.00	31,915.33	FXD	0.000	0.000	0.000	0.000
5356209	360	85.00	87.28	7.050	7/1/2003	6/1/2033	2512.48	375,700.00	375,395.00	375,395.06	ARM	5.400	13.050	7.050	1.000
5356373	360	80.00	100.00	6.600	6/1/2003	5/1/2033	4853.81	760,000.00	758,648.67	758,644.67	ARM	4.900	12.600	6.600	1.000
5356704	360	85.00	97.10	5.875	6/1/2003	5/1/2033	4153.19	702,100.00	701,384.17	700,664.64	ARM	4.900	11.875	5.875	1.000
5356993	360	77.24	0.00	9.050	7/1/2003	6/1/2033	2983.96	369,200.00	369,200.00	369,000.43	FXD	0.000	0.000	0.000	0.000
5357864	360	80.00	0.00	8.500	6/1/2003	5/1/2033	3084.6	488,000.00	487,643.00	487,043.00	FXD	0.000	0.000	0.000	0.000
5358031	360	79.25	0.00	6.875	6/1/2003	5/1/2033	4529.53	689,500.00	688,920.73	688,338.14	FXD	0.000	0.000	0.000	0.000
5358353	360	80.00	95.00	5.750	6/1/2003	5/1/2033	2684.44	460,000.00	459,518.73	459,037.16	ARM	4.250	11.750	5.750	1.000
5358486	360	83.33	0.00	7.150	6/1/2003	5/1/2033	3377.04	500,000.00	499,602.13	499,201.86	ARM	4.900	13.150	7.150	1.000
5358538	360	75.00	0.00	6.900	7/1/2003	6/1/2033	2321.87	352,500.00	352,500.00	352,205.31	ARM	4.900	12.900	6.900	1.000
5358609	360	80.00	0.00	7.750	6/1/2003	5/1/2033	2783.28	408,000.00	407,665.00	407,344.70	ARM	5.750	13.750	7.750	1.000
5359038	360	73.28	0.00	8.750	6/1/2003	5/1/2033	2462.87	400,000.00	329,820.48	329,238.05	FXD	0.000	0.000	0.000	0.000
5359084	360	90.00	0.00	7.500	6/1/2003	5/1/2033	2731.43	391,500.00	391,208.45	390,917.08	ARM	4.900	13.500	7.500	1.000
5359252	360	80.00	100.00	5.750	6/1/2003	5/1/2033	2917.87	500,000.00	499,053.42	498,563.42	FXD	0.000	0.000	0.000	0.000
5359418	360	78.37	0.00	9.350	6/1/2003	5/1/2033	3319.73	400,000.00	399,796.04	399,592.20	ARM	5.900	15.350	9.350	1.000
5359674	360	80.00	0.00	8.750	6/1/2003	5/1/2033	2574.78	336,000.00	335,785.74	335,570.01	ARM	6.750	14.250	8.250	1.000
5360227	360	80.00	91.24	6.750	6/1/2003	5/1/2033	3450.55	532,000.00	531,541.95	531,081.32	ARM	4.900	12.750	6.750	1.000
5360324	360	83.05	100.00	6.850	6/1/2003	5/1/2033	3210.76	490,000.00	489,586.30	489,170.24	ARM	4.900	12.850	6.850	1.000
5360417	360	78.45	0.00	6.850	6/1/2003	5/1/2033	3024.08	455,000.00	454,626.30	454,250.42	FXD	0.000	0.000	0.000	0.000
5360673	360	95.00	0.00	8.350	7/1/2003	6/1/2033	2521.38	332,500.00	332,500.00	332,292.27	ARM	4.250	14.350	8.350	1.000
5360694	360	90.00	0.00	6.750	6/1/2003	5/1/2033	3152.18	486,000.00	485,581.58	485,160.77	ARM	4.750	12.750	6.750	1.000
5360783	360	79.83	89.83	6.100	7/1/2003	6/1/2033	3029.97	500,000.00	499,511.70	499,511.70	ARM	4.900	12.100	6.100	1.000
5360805	360	80.00	95.00	6.000	6/1/2003	5/1/2033	2638.03	440,000.00	439,561.97	439,121.75	ARM	4.250	12.000	6.000	1.000
5360813	360	70.00	0.00	8.400	7/1/2003	6/1/2033	3733.01	490,000.00	490,000.00	489,696.90	ARM	5.750	14.400	8.400	1.000
5360821	180	80.00	0.00	6.000	7/1/2003	6/1/2018	2835.38	336,000.00	336,000.00	334,844.64	FXD	0.000	0.000	0.000	0.000
5360862	360	80.00	100.00	6.350	6/1/2003	5/1/2033	2065.83	332,000.00	331,691.00	331,380.37	ARM	4.900	12.350	6.350	1.000
5360912	360	80.00	0.00	8.250	7/1/2003	6/1/2033	5108.82	680,000.00	680,000.00	679,568.36	ARM	5.900	14.250	8.250	1.000
5360961	360	85.00	0.00	6.800	6/1/2003	5/1/2033	3601.89	552,500.00	552,028.94	551,555.71	ARM	4.900	12.800	6.800	1.000
5360987	360	83.98	0.00	6.400	7/1/2003	6/1/2033	2780.38	441,300.00	441,300.00	440,893.24	ARM	4.250	12.400	6.400	1.000
5360995	360	79.37	89.20	8.250	6/1/2003	5/1/2033	3756.34	500,000.00	499,681.16	499,360.13	ARM	6.750	14.250	8.250	1.000
5361043	360	80.00	100.00	6.300	6/1/2003	5/1/2033	2005.48	324,000.00	323,387.07	323,387.90	ARM	4.900	12.300	6.300	1.000
5361100	360	80.00	100.00	6.600	6/1/2003	5/1/2033	2248.06	352,000.00	351,687.87	351,374.12	ARM	4.900	12.600	6.600	1.000
5361258	360	77.50	0.00	7.650	7/1/2003	6/1/2033	2338.01	341,000.00	340,749.45	340,749.45	FXD	0.000	0.000	0.000	0.000
5361423	360	75.00	0.00	6.375	6/1/2003	5/1/2033	2114.92	339,000.00	338,686.02	338,370.37	ARM	4.250	12.375	6.375	1.000
5361787	360	80.00	100.00	5.600	6/1/2003	5/1/2033	2558.1	445,600.00	445,121.31	444,640.50	ARM	4.900	11.600	5.600	1.000
5361779	360	85.00	0.00	7.550	6/1/2003	5/1/2033	2448.71	348,500.00	348,243.94	347,986.29	ARM	5.750	13.550	7.550	1.000
5362330	180	13.79	93.69	11.500	6/1/2003	5/1/2018	1168.79	100,000.00	99,790.14	99,578.27	FXD	0.000	0.000	0.000	0.000
5362355	360	80.00	0.00	8.750	6/1/2003	5/1/2033	3398.55	432,000.00	431,751.45	431,501.06	ARM	5.900	14.750	8.750	1.000
5362520	360	71.84	0.00	7.610	6/1/2003	5/1/2033	7067.63	1,000,000.00	999,274.04	998,543.47	ARM	5.750	13.610	7.610	1.000
5362561	240	20.00	40.00	9.890	6/1/2003	5/1/2023	144.08	15,000.00	14,979.88	14,959.93	FXD	0.000	0.000	0.000	0.000
5362868	360	80.00	100.00	6.800	6/1/2003	5/1/2033	2477.32	380,000.00	379,676.01	379,350.19	ARM	4.900	12.800	6.800	1.000
5363437	360	85.00	0.00	9.310	6/1/2003	5/1/2033	4358.44	527,000.00	526,708.24	526,437.19	ARM	5.750	15.310	9.310	1.000
5363479	360	64.45	0.00	6.500	7/1/2003	6/1/2033	3255.16	515,000.00	515,000.00	514,534.43	ARM	4.900	12.500	6.500	1.000
5363528	360	80.00	100.00	7.400	6/1/2003	5/1/2033	2769.52	400,000.00	399,697.15	399,392.43	ARM	4.900	13.400	7.400	1.000
5363544	360	85.00	0.00	8.800	7/1/2003	6/1/2033	2664.56	345,950.00	345,737.30	345,737.30	ARM	5.750	15.800	8.800	1.000
5363827	360	83.33	0.00	7.450	6/1/2003	5/1/2033	4174.78	600,000.00	599,642.33	599,067.40	ARM	4.900	13.450	7.450	2.000
5363957	360	61.94	0.00	6.800	6/1/2003	5/1/2033	3129.24	480,000.00	479,590.76	479,179.20	ARM	5.750	12.800	6.800	1.000
5364071	360	80.00	100.00	13.050	6/1/2003	5/1/2033	381.88	34,400.00	34,374.10	34,360.04	ARM	6.250	19.050	13.050	1.000
5364120	360	50.00	0.00	8.600	7/1/2003	6/1/2033	3193.3	500,000.00	499,550.70	499,550.70	FXD	0.000	0.000	0.000	0.000
5364187	360	84.84	0.00	8.300	6/1/2003	5/1/2033	2913.47	386,000.00	385,756.36	385,511.04	ARM	5.750	14.300	8.300	1.000
5364278	360	80.00	100.00	6.950	7/1/2003	6/1/2033	2674.27	404,000.00	404,000.00	403,665.56	ARM	4.900	12.950	6.950	1.000
5364310	360	80.00	0.00	5.750	6/1/2003	5/1/2033	1960.81	336,000.00	335,276.70	335,296.70	ARM	4.250	11.750	5.750	1.000
5364526	360	80.00	0.00	7.650	6/1/2003	5/1/2033	2562.64	384,000.00	383,737.66	383,474.05	ARM	4.900	13.650	7.650	1.000
5364674	360	58.77	0.00	6.500	7/1/2003	6/1/2033	3286.76	520,000.00	519,529.91	519,529.91	FXD	0.000	0.000	0.000	0.000
5364963	360	80.00	90.00	5.875	6/1/2003	5/1/2033	2903.79	490,865.00	489,884.59	489,884.59	ARM	4.250	11.875	5.875	1.000
5365044	360	80.00	100.00	6.600	6/1/2003	5/1/2033	2342.61	366,800.00	366,474.79	366,147.76	ARM	4.900	12.600	6.600	1.000
5365283	360	80.00	100.00	6.100	6/1/2003	5/1/2033	2133.1	352,000.00	351,656.73	351,310.72	ARM	4.900	12.100	6.100	1.000
5365573	360	80.00	100.00	6.350	6/1/2003	5/1/2033	2175.34	349,600.00	349,274.63	348,947.53	ARM	4.900	12.350	6.350	1.000
5365667	360	80.00	100.00	5.950	6/1/2003	5/1/2033	2218.38	372,000.00	371,626.13	371,250.39	ARM	4.900	11.950	5.950	1.000
5365846	360	62.29	0.00	6.800	6/1/2003	5/1/2033	2131.8	327,000.00	326,721.20	326,440.82	FXD	0.000	0.000	0.000	0.000
5365895	360	78.13	0.00	6.870	6/1/2003	5/1/2033	3259.83	500,000.00	499,573.70	499,144.60	ARM	4.900	12.800	6.800	1.000
5365945	360	80.00	100.00	6.100	6/1/2003	5/1/2033	2278.54	376,000.00	375,263.72	375,263.72	ARM	4.900	12.100	6.100	1.000
5366042	360	80.00	0.00	7.090	6/1/2003	5/1/2033	2580.4	357,000.00	351,525.09	351,525.00	ARM	5.900	13.090	7.090	1.000
5366117	360	74.52	0.00	6.500	7/1/2003	6/1/2033	2275.45	360,000.00	360,000.00	359,674.55	FXD	0.000	0.000	0.000	0.000
5366430	360	75.00	0.00	6.750	7/1/2003	6/1/2033	2870.05	442,500.00	442,500.00	442,119.01	ARM	4.250	12.750	6.750	1.000
5366838	360	80.00	0.00	6.990	6/1/2003	5/1/2033	3775.11	568,000.00	567,533.49	567,064.28	ARM	4.900	12.990	6.990	1.000
5366968	360	81.61	0.00	6.510	6/1/2003	5/1/2033	4726.46	747,000.00	746,326.02	745,648.38	ARM	5.750	12.510	6.510	1.000
5367487	360	80.00	0.00	8.550	6/1/2003	5/1/2033	4208.37	544,800.00	544,473.35	544,144.33	ARM	5.750	14.550	8.550	1.000
5367776	360	80.00	95.00	6.350	6/1/2003	5/1/2033	3160.96	508,000.00	507,527.21	507,051.87	ARM	4.900	12.350	6.350	1.000
5367830	360	80.00	100.00	6.900	6/1/2003	5/1/2033	2239.25	340,000.00	339,715.75	339,429.87	ARM	4.900	12.900	6.900	1.000
5368478	360	80.00	100.00	7.500	6/1/2003	5/1/2033	3356.23	480,000.00	479,643.77	479,285.31	ARM	4.900	13.500	7.500	1.000
5368693	360	90.00	0.00	6.500	6/1/2003	5/1/2033	3982.03	830,000.00	829,430.47	828,857.84	ARM	4.900	12.500	6.500	1.000
5368840	360	80.00	0.00	6.350	6/1/2003	5/1/2033	3011.63	484,000.00	483,549.54	483,096.69	FXD	0.000	0.000	0.000	0.000
5368890	360	10.00	0.00	7.250	7/1/2003	6/1/2033	3683.76	540,000.00	540,000.00	539,578.74	ARM	4.900	13.250	7.250	1.000
5368907	360	80.00	0.00	6.990	6/1/2003	5/1/2033	3881.45	584,000.00	583,520.35	583,037.91	FXD	0.000	0.000	0.000	0.000
5368964	360	79.70	0.00	8.050	7/1/2003	6/1/2033	3966.43	538,000.00	538,000.00	537,642.65	ARM	5.750	14.050	8.050	1.000
5369087	360	90.00	0.00	7.300	7/1/2003	6/1/2033	2776.57	405,000.00	404,537.18	404,537.18	FXD	0.000	0.000	0.000	0.000
5369137	360	80.00	0.00	6.625	7/1/2003	6/1/2033	3391.09	529,000.00	528,307.74	528,307.74	FXD	0.000	0.000	0.000	0.000
5369145	360	80.50	50.00	6.500	6/1/2003	5/1/2033	2401.88	380,000.00	379,658.47	379,311.08	FXD	0.000	0.000	0.000	0.000
5369178	360	85.00	0.00	6.900	6/1/2003	5/1/2033	3056.57	484,200.00	483,712.01	483,321.76	ARM	4.250	12.900	6.900	1.000
5369244	360	80.00	90.00	5.875	7/1/2003	6/1/2033	4377.38	740,000.00	740,000.00	739,245.54	ARM	4.250	11.875	5.875	1.000
5369335	360	80.00	0.00	6.850	6/1/2003	5/1/2033	4848.92	740,000.00	739,375.25	738,746.93	ARM	4.900	12.850	6.850	1.000
5369378	360	61.54	0.00	8.550	6/1/2003	5/1/2033	6179.64	800,000.00	799,520.37	799,037.32	ARM	5.750	14.550	8.550	1.000
5369517	360	81.13	100.00	6.675	7/1/2003	6/1/2033	2767.57	430,000.00	429,624.31	429,624.31	ARM	4.900	12.675	6.675	1.000
5369590	360	85.00	0.00	9.650	6/1/2003	5/1/2033	2933.82	340,000.00	339,843.05	339,684.81	ARM	5.900	15.800	9.800	1.000
5369673	360	80.00	100.00	6.200	6/1/2003	5/1/2033	1998.1	326,400.00	326,087.30	325,772.96	ARM	4.900	12.200	6.200	1.000
5369723	360	80.00	0.00	7.300	6/1/2003	5/1/2033	2221.25	324,000.00	323,749.75	323,497.96	ARM	5.750	13.300	7.300	1.000
5369871	360	80.00	100.00	6.375	7/1/2003	6/1/2033	3269.08	524,000.00	523,514.67	523,514.67	ARM	4.900	12.375	6.375	1.000
5369921	360	90.00	0.00	8.650	8/1/2003	7/1/2033	3400.87	436,500.00	436,500.00	436,500.00	ARM	5.750	14.650	8.650	1.000
5369982	360	80.00	0.00	5.500	7/1/2003	6/1/2033	2407.43	424,000.00	424,000.00	423,535.90	ARM	4.250	11.500	5.500	1.000
5369958	360	80.00	90.00	6.375	6/1/2003	5/1/2033	3441.02	551,560.00	550,535.57	550,535.57	ARM	4.250	12.375	6.375	1.000
5370135	360	80.00	100.00	6.700	6/1/2003	5/1/2033	2085.54	323,200.00	322,918.99	322,638.41	ARM	4.900	12.700	6.700	1.000
5370184	360	80.00	100.00	6.100	7/1/2003	6/1/2033	2656.68	438,400.00	438,400.00	437,971.85	ARM	4.900	12.100	6.100	1.000
5370234	360	80.00	100.00	6.350	6/1/2003	5/1/2033	2245.03	360,800.00	360,128.63	360,128.63	ARM	4.900	12.350	6.350	1.000
5370325	360	79.67	93.97	6.000	6/1/2003	5/1/2033	3423.44	571,900.00	570,431.58	569,860.28	ARM	4.250	12.000	6.000	1.000
5370424	360	83.33	100.00	6.650	6/1/2003	5/1/2033	3200.19	499,900.00	498,575.86	499,016.75	ARM	4.900	12.650	6.650	1.000
5370457	360	80.00	100.00	6.350	7/1/2003	6/1/2033	2123.07	341,200.00	341,200.00	340,882.45	ARM	4.900	12.350	6.350	1.000
5370507	360	80.00	100.00	6.450	6/1/2003	5/1/2033	2047.32	325,600.00	325,302.78	325,003.96	ARM	4.900	12.450	6.450	1.000
5370705	360	85.00	95.00	6.500	6/1/2003	5/1/2033	2041.58	323,000.00	322,708.00	322,414.42	ARM	4.250	12.500	6.500	1.000
5370782	240	20.00	100.00	10.250	7/1/2003	6/1/2023	223.38	22,000.00	22,000.00	21,973.72	FXD	0.000	0.000	0.000	0.000
5371067	360	80.00	0.00	7.500	6/1/2003	5/1/2033	4083.42	584,000.00	583,566.58	583,130.45	ARM	5.750	13.500	7.500	1.000
5371168	360	80.00	89.21	8.240	6/1/2003	5/1/2033	4653.5	620,000.00	619,603.83	619,204.94	ARM	5.750	14.240	8.240	1.000
5371182	360	70.00	0.00	6.875	8/1/2003	5/1/2033	6568.87	999,920.00	997,915.63	997,915.60	FXD	0.000	0.000	0.000	0.000
5371281	360	75.00	86.33	8.775	6/1/2003	6/1/2033	4139.56	525,000.00	524,326.81	524,396.61	ARM	5.750	14.775	8.775	1.000
5371521	360	56.09	0.00	5.625	8/1/2003	7/1/2033	3741.77	650,000.00	650,000.00	650,000.00	ARM	4.250	11.625	5.625	1.000
5371563	360	90.00	0.00	8.990	6/1/2003	5/1/2033	4775.19	594,000.00	593,674.86	593,347.28	ARM	5.750	14.990	8.990	1.000
5372107	360	85.00	0.00	8.750	6/1/2003	5/1/2033	3845	488,750.00	488,468.80	488,185.55	ARM	5.900	14.750	8.750	1.000
5372487	240	20.00	100.00	10.990	6/1/2003	5/1/2023	402.28	39,000.00	38,954.88	38,909.35	FXD	0.000	0.000	0.000	0.000
5372610	240	20.00	100.00	10.750	6/1/2003	5/1/2023	344.17	33,900.00	33,859.52	33,818.67	FXD	0.000	0.000	0.000	0.000
5372874	360	80.00	100.00	6.750	7/1/2003	6/1/2033	2484.68	390,000.00	380,000.00	379,672.82	ARM	4.900	12.750	6.750	1.000
5373287	360	80.00	0.00	6.625	7/1/2003	6/1/2033	3047.59	476,000.00	476,000.00	475,580.03	ARM	4.250	12.625	6.625	1.000
5373352	360	78.61	0.00	6.750	6/1/2003	5/1/2033	4346.86	670,500.00	669,922.70	669,342.16	ARM	4.250	12.750	6.750	1.000
5373642	360	74.15	0.00	7.600	6/1/2003	5/1/2033	2471.27	350,000.00	349,845.91	349,587.02	FXD	0.000	0.000	0.000	0.000
5373733	360	80.00	0.00	7.990	6/1/2003	5/1/2033	2902.95	396,000.00	395,733.75	395,465.73	FXD	0.000	0.000	0.000	0.000
5373758	360	73.00	0.00	8.450	8/1/2003	5/1/2033	3589.6	469,000.00	468,712.94	468,423.86	ARM	5.900	14.450	8.450	1.000
5373584	360	80.00	54.98	6.500	7/1/2003	6/1/2033	2867.07	453,600.00	453,600.00	453,189.93	FXD	0.000	0.000	0.000	0.000
5374079	360	80.00	100.00	6.600	6/1/2003	5/1/2033	2196.68	343,899.00	343,387.35	343,387.35	ARM	4.900	12.600	6.600	1.000
5374137	360	80.00	100.00	5.850	7/1/2003	6/1/2033	1911.41	324,000.00	323,668.00	323,668.00	ARM	4.900	11.850	5.850	1.000
5374236	360	80.00	100.00	6.100	6/1/2003	5/1/2033	2278.54	376,000.00	375,632.78	375,263.72	ARM	4.900	12.100	6.100	1.000
5374269	360	82.70	100.00	6.850	6/1/2003	5/1/2033	3132.14	478,000.00	477,556.44	477,100.58	ARM	4.900	12.850	6.850	1.000
5374350	360	90.00	0.00	8.400	6/1/2003	5/1/2033	3428.27	450,000.00	449,721.73	449,441.51	ARM	5.750	14.400	8.400	1.000
5374731	360	82.84	0.00	6.625	7/1/2003	6/1/2033	2279.51	356,000.00	356,000.00	355,685.91	FXD	0.000	0.000	0.000	0.000
5374871	360	80.00	0.00	6.375	6/1/2003	5/1/2033	3493.68	560,000.00	559,481.37	558,959.88	FXD	0.000	0.000	0.000	0.000
5375092	360	79.78	0.00	6.800	7/1/2003	6/1/2033	2314.34	355,000.00	355,000.00	354,697.33	FXD	0.000	0.000	0.000	0.000
5375233	360	80.00	0.00	6.750	7/1/2003	6/1/2033	2510.06	387,000.00	387,000.00	386,666.80	ARM	4.250	12.750	6.750	1.000
5375200	360	80.00	100.00	6.650	6/1/2003	5/1/2033	2305.94	359,200.00	358,884.63	358,567.51	ARM	4.900	12.650	6.650	1.000
5375449	360	80.00	95.00	5.125	6/1/2003	5/1/2033	2072.67	380,720.00	380,273.02	379,824.13	ARM	4.250	11.125	5.125	1.000
5375494	360	80.00	100.00	6.200	7/1/2003	6/1/2033	2155.4	351,920.00	351,920.00	351,582.65	ARM	4.900	12.200	6.200	1.000
5376009	360	50.73	0.00	6.500	6/1/2003	5/1/2033	2212.24	350,000.00	349,683.59	349,363.41	FXD	0.000	0.000	0.000	0.000
5376090	360	80.00	0.00	7.300	6/1/2003	5/1/2033	3344.22	487,800.00	487,423.23	487,044.17	ARM	4.900	13.300	7.300	1.000
5376133	360	64.82	0.00	6.350	7/1/2003	6/1/2033	2177.83	350,000.00	349,674.29	349,674.29	ARM	4.900	12.350	6.350	1.000
5376272	360	85.00	0.00	6.650	6/1/2003	5/1/2033	2319.1	361,250.00	360,932.83	360,613.80	ARM	4.750	12.650	6.650	1.000
5376314	360	80.00	100.00	6.600	7/1/2003	6/1/2033	2237.41	343,200.00	342,844.80	342,844.80	FXD	0.000	0.000	0.000	0.000
5376504	360	80.00	0.00	7.800	6/1/2003	5/1/2033	3081.05	428,000.00	427,700.95	427,399.98	ARM	5.750	13.800	7.800	1.000

LOAN NUMBER	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5354591	1.000	6/1/2005	REFI-CASH OUT	7.300	Stated	A	640	725,000.00	0	1	4/30/2003	358	7/1/2003	Group II	6 MO LIBOR	6	N
5354832	0.000		PURCHASE	11.250	Full	A	624	235,000.00	224,000	2	4/21/2003	238	6/1/2003	Group II	6 MO LIBOR	6	N
5355425	0.000		REFI-CASH OUT	6.875	Stated	AA	710	800,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5355431	0.000		PURCHASE	6.500	Stated	A	657	491,857.00	491,857	1	5/23/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5355684	1.000	5/1/2005	PURCHASE	6.250	Stated	AA	677	497,000.00	497,000	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5356084	1.000	6/1/2005	PURCHASE	8.150	Full	A-	560	485,000.00	485,000	1	5/9/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5356187	0.000		PURCHASE	9.750	Full	A	682	160,000.00	160,000	2	4/23/2003	238	6/1/2003	Group II	6 MO LIBOR	6	N
5356209	1.000	6/1/2005	REFI-NO CASHOUT	7.050	Full	B	602	442,000.00	0	1	5/14/2003	359	7/1/2003	Group II	6 MO LIBOR	6	N
5356373	1.000	5/1/2005	PURCHASE	6.600	Full	A	748	950,000.00	950,000	1	4/25/2003	358	7/1/2003	Group II	6 MO LIBOR	6	N
5356704	1.000	5/1/2005	PURCHASE	5.875	Full	A	691	845,000.00	826,000	1	4/29/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5356993	0.000		REFI-CASH OUT	9.050	Stated	A-	520	478,000.00	0	1	5/13/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5357864	0.000		REFI-CASH OUT	8.500	Stated	AA	644	610,000.00	0	1	4/30/2003	358	7/1/2003	Group II	6 MO LIBOR	6	N
5358031	0.000		REFI-NO CASHOUT	6.875	Stated	A	712	870,000.00	0	1	5/6/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5358353	1.000	5/1/2005	PURCHASE	5.750	Stated	AA	738	587,000.00	575,000	1	4/16/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5358486	1.000	5/1/2005	REFI-NO CASHOUT	7.150	Full	A	619	600,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5358538	1.000	6/1/2005	PURCHASE	6.900	Stated	A	673	500,000.00	470,000	1	5/16/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5358609	1.000	5/1/2005	REFI-CASH OUT	7.750	Full	A-	658	510,000.00	0	1	4/29/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5359038	0.000		PURCHASE	6.750	Stated	AA	780	548,000.00	548,000	1	4/23/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5359084	1.000	5/1/2005	REFI-CASH OUT	7.500	Full	A-	598	435,000.00	0	1	4/25/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5359252	0.000		PURCHASE	5.750	Full	A	704	625,000.00	625,000	1	4/29/2003	358	7/1/2003	Group II	6 MO LIBOR	6	N
5359418	1.000	5/1/2005	PURCHASE	9.350	Stated	A-	505	505,000.00	504,000	1	5/5/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5359674	1.000	5/1/2005	REFI-NO CASHOUT	8.250	Full	C	561	420,000.00	0	1	5/7/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5360227	1.000	5/1/2005	REFI-NO CASHOUT	6.750	Stated	A	665	585,000.00	0	1	4/23/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5360324	1.000	5/1/2005	PURCHASE	6.850	Full	A	672	590,000.00	590,000	1	5/1/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5360417	0.000		REFI-NO CASHOUT	6.900	Stated	A-	584	580,000.00	0	1	5/2/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5360673	1.000	6/1/2005	PURCHASE	8.350	Stated	AA	650	350,000.00	350,000	1	5/15/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5360694	1.000	5/1/2005	REFI-CASH OUT	6.750	Full	AA	662	540,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5360783	1.000	6/1/2005	PURCHASE	6.100	Full	A	719	625,525.00	625,525	1	5/29/2003	359	7/1/2003	Group II	6 MO LIBOR	6	N
5360805	1.000	5/1/2005	PURCHASE	6.000	Stated	AA	737	550,000.00	550,000	1	4/28/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5360813	1.000	6/1/2005	REFI-CASH OUT	8.400	Stated	A-	535	700,000.00	0	1	5/10/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5360821	0.000		REFI-CASH OUT	6.000	Stated	AA	619	420,000.00	0	1	5/29/2003	178	6/1/2003	Group II	6 MO LIBOR	6	N
5360862	1.000	5/1/2005	PURCHASE	6.350	Stated	A	687	415,000.00	415,000	1	4/29/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5360912	1.000	6/1/2005	REFI-NO CASHOUT	8.250	Stated	B	570	850,000.00	0	1	5/27/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5360961	1.000	5/1/2005	REFI-CASH OUT	6.800	Full	A	645	650,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5360987	1.000	6/1/2005	PURCHASE	6.400	Stated	AA	655	408,000.00	400,418	1	5/23/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5360995	1.000	5/1/2005	PURCHASE	8.250	Full	A-	556	630,000.00	630,000	1	4/18/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5361043	1.000	5/1/2005	PURCHASE	6.300	Full	A	653	405,000.00	405,000	1	4/28/2003	358	7/1/2003	Group II	6 MO LIBOR	6	N
5361100	1.000	5/1/2005	PURCHASE	6.600	Full	A	622	440,000.00	440,000	1	5/1/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5361258	0.000		REFI-NO CASHOUT	7.550	Full	A	652	440,000.00	0	1	5/15/2003	359	7/1/2003	Group II	6 MO LIBOR	6	N
5361423	1.000	5/1/2005	REFI-CASH OUT	6.375	Stated	AA	660	452,000.00	0	1	4/28/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5361787	1.000	11/1/2003	PURCHASE	5.600	Full	A	657	557,000.00	557,000	1	4/25/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5361779	1.000	5/1/2005	REFI-CASH OUT	7.550	Full	A-	598	410,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5362330	0.000		PURCHASE	11.500	Stated	A	655	730,000.00	730,000	2	4/21/2003	178	6/1/2003	Group II	6 MO LIBOR	6	N
5362355	1.000	5/1/2005	PURCHASE	8.750	Stated	A-	582	540,000.00	540,000	1	4/22/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5362520	1.000	5/1/2005	REFI-CASH OUT	7.610	Full	A-	563	1,392,000.00	0	1	4/23/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5362561	0.000		PURCHASE	9.890	Full	A	676	100,000.00	75,000	2	4/25/2003	238	6/1/2003	Group II	6 MO LIBOR	6	N
5362868	1.000	5/1/2005	PURCHASE	6.800	Full	A	607	475,000.00	475,000	1	5/1/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5363437	1.000	5/1/2005	REFI-CASH OUT	9.310	Full	A-	487	620,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5363479	1.000	6/1/2005	PURCHASE	6.500	Stated	A-	691	775,000.00	775,000	1	5/15/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5363528	1.000	5/1/2005	PURCHASE	7.400	Stated	A	666	500,000.00	500,000	1	4/25/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5363544	1.000	6/1/2005	REFI-CASH OUT	8.800	Full	A-	498	407,000.00	0	1	5/22/2003	359	7/1/2003	Group II	6 MO LIBOR	6	N
5363827	1.000	5/1/2005	REFI-CASH OUT	7.450	Full	A	608	720,000.00	0	1	4/25/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5363957	1.000	5/1/2005	REFI-CASH OUT	6.800	Full	A-	537	775,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5364071	1.000	5/1/2005	PURCHASE	13.050	Full	B-	606	43,000.00	43,000	1	5/1/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5364120	0.000		REFI-CASH OUT	6.600	Full	A	681	1,000,000.00	0	1	5/12/2003	358	7/1/2003	Group II	6 MO LIBOR	6	N
5364187	1.000	5/1/2005	REFI-CASH OUT	8.300	Full	A-	554	455,000.00	0	1	4/29/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5364278	1.000	6/1/2005	PURCHASE	6.950	Stated	A	676	505,000.00	505,000	1	6/3/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5364310	1.000	6/1/2005	REFI-CASH OUT	5.750	Stated	AA	745	420,000.00	0	1	4/30/2003	358	7/1/2003	Group II	6 MO LIBOR	6	N
5364526	1.000	5/1/2005	REFI-CASH OUT	7.650	Stated	A	602	455,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5364674	0.000		REFI-NO CASHOUT	6.500	Stated	AA	720	870,000.00	0	1	5/9/2003	358	7/1/2003	Group II	6 MO LIBOR	6	N
5364963	1.000	5/1/2005	PURCHASE	5.875	Full	AA	701	613,610.00	613,610	1	4/25/2003	358	7/1/2003	Group II	6 MO LIBOR	6	N
5365044	1.000	6/1/2005	PURCHASE	6.600	Stated	A	681	458,500.00	458,500	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5365283	1.000	6/1/2005	PURCHASE	6.100	Stated	A	685	450,000.00	440,000	1	4/28/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5365573	1.000	5/1/2005	PURCHASE	6.350	Stated	A	701	437,000.00	437,000	1	4/28/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5365667	1.000	6/1/2005	PURCHASE	5.950	Stated	A	680	465,000.00	465,000	1	4/25/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5365846	0.000		REFI-CASH OUT	6.800	Full	A	655	525,000.00	0	1	5/9/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5365895	1.000	5/1/2005	REFI-CASH OUT	6.800	Limited	A	643	640,000.00	0	1	4/29/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5365945	1.000	5/1/2005	PURCHASE	6.100	Full	A	708	474,000.00	470,000	1	5/1/2003	358	7/1/2003	Group II	6 MO LIBOR	6	N
5366042	1.000	5/1/2005	REFI-CASH OUT	7.990	Full	B	603	440,000.00	0	1	4/30/2003	358	7/1/2003	Group II	6 MO LIBOR	6	N
5366117	0.000		REFI-CASH OUT	6.500	Stated	A	646	483,100.00	0	1	5/7/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5366430	1.000	6/1/2005	PURCHASE	6.750	Stated	AA	657	590,000.00	590,000	1	5/16/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5366838	1.000	5/1/2005	REFI-CASH OUT	6.990	Stated	A	638	710,000.00	0	1	4/25/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5366968	1.000	5/1/2005	REFI-NO CASHOUT	6.510	Full	A-	545	912,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5367487	1.000	5/1/2005	REFI-CASH OUT	8.550	Full	A-	534	681,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5367776	1.000	5/1/2005	PURCHASE	6.350	Stated	A	684	650,000.00	635,000	1	5/9/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5367830	1.000	5/1/2005	PURCHASE	6.900	Stated	A	680	425,000.00	425,000	1	5/2/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5368478	1.000	5/1/2005	PURCHASE	7.500	Stated	A	655	600,000.00	600,000	1	4/29/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5368693	1.000	5/1/2005	REFI-NO CASHOUT	6.500	Full	A	644	700,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5368840	0.000		REFI-CASH OUT	6.350	Full	A	635	605,000.00	0	1	4/29/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5368890	1.000	6/1/2005	REFI-CASH OUT	7.250	Full	A	659	800,000.00	0	1	5/28/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5368907	0.000		REFI-CASH OUT	6.990	Full	A	616	730,000.00	0	1	5/9/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5368964	1.000	6/1/2005	REFI-CASH OUT	8.050	Stated	B	541	675,000.00	0	1	5/16/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5369087	0.000		REFI-CASH OUT	7.300	Stated	AA	703	450,000.00	0	1	5/20/2003	359	7/1/2003	Group II	6 MO LIBOR	6	N
5369137	0.000		REFI-NO CASHOUT	6.625	Full	AA	625	662,000.00	0	1	5/13/2003	359	7/1/2003	Group II	6 MO LIBOR	6	N
5369145	0.000		PURCHASE	6.500	Full	AA	609	475,500.00	475,000	1	5/1/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5369178	1.000	5/1/2005	REFI-CASH OUT	6.900	Full	AA	685	546,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5369244	1.000	6/1/2005	PURCHASE	5.875	Full	AA	644	880,000.00	925,000	1	5/7/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5369335	1.000	5/1/2005	REFI-NO CASHOUT	6.850	Stated	A	720	925,000.00	0	1	4/28/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5369378	1.000	5/1/2005	REFI-CASH OUT	8.550	Full	A-	536	1,300,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5369517	1.000	6/1/2005	PURCHASE	6.675	Stated	A	630	530,000.00	530,000	1	5/8/2003	359	7/1/2003	Group II	6 MO LIBOR	6	N
5369590	1.000	5/1/2005	REFI-CASH OUT	9.800	Full	B	507	400,000.00	0	1	4/29/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5369673	1.000	5/1/2005	PURCHASE	6.200	Stated	A	671	410,000.00	408,000	1	5/8/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5369723	1.000	5/1/2005	REFI-CASH OUT	7.300	Full	A-	573	405,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5369871	1.000	6/1/2005	PURCHASE	6.375	Full	A	734	655,000.00	655,000	1	5/12/2003	359	7/1/2003	Group II	6 MO LIBOR	6	N
5369921	1.000	7/1/2005	PURCHASE	8.650	Full	A-	544	485,000.00	485,000	1	6/30/2003	360	7/1/2003	Group II	6 MO LIBOR	6	N
5369982	1.000	6/1/2005	REFI-CASH OUT	5.500	Stated	AA	654	530,000.00	0	1	5/30/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5369958	1.000	5/1/2005	PURCHASE	6.375	Stated	AA	661	700,000.00	689,450	1	4/30/2003	358	7/1/2003	Group II	6 MO LIBOR	6	N
5370135	1.000	5/1/2005	PURCHASE	6.700	Stated	A	668	546,000.00	404,000	1	4/23/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5370184	1.000	6/1/2005	PURCHASE	6.100	Stated	A	706	550,000.00	548,000	1	5/8/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5370234	1.000	5/1/2005	PURCHASE	6.350	Stated	A	718	451,000.00	442,000	1	5/7/2003	358	7/1/2003	Group II	6 MO LIBOR	6	N
5370325	1.000	5/1/2005	PURCHASE	6.000	Stated	AA	650	714,000.00	714,000	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5370424	1.000	5/1/2005	PURCHASE	6.650	Full	A	612	600,000.00	599,900	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5370457	1.000	6/1/2005	PURCHASE	6.350	Stated	A	724	426,500.00	426,500	1	5/14/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5370507	1.000	5/1/2005	PURCHASE	6.450	Stated	A	653	407,000.00	407,000	1	5/8/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5370705	1.000	5/1/2005	REFI-CASH OUT	6.500	Stated	A	645	380,000.00	0	1	5/5/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5370782	0.000		PURCHASE	10.750	Stated	A	683	119,000.00	110,000	2	5/5/2003	238	6/1/2003	Group II	6 MO LIBOR	6	N
5371067	1.000	5/1/2005	REFI-CASH OUT	7.500	Limited	A-	520	730,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5371168	1.000	5/1/2005	REFI-NO CASHOUT	8.240	Full	B	518	775,000.00	0	1	5/9/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5371182	0.000		REFI-CASH OUT	6.875	Stated	AA	711	1,428,000.00	0	1	5/1/2003	358	7/1/2003	Group II	6 MO LIBOR	6	N
5371281	1.000	5/1/2005	REFI-CASH OUT	8.775	Full	A-	508	700,000.00	0	1	4/30/2003	358	7/1/2003	Group II	6 MO LIBOR	6	N
5371521	1.000	7/1/2005	REFI-NO CASHOUT	5.625	Stated	AA	714	1,100,000.00	0	1	6/24/2003	360	7/1/2003	Group II	6 MO LIBOR	6	N
5371563	1.000	5/1/2005	REFI-CASH OUT	8.990	Full	A-	552	660,000.00	0	1	5/9/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5372107	1.000	5/1/2005	REFI-NO CASHOUT	8.750	Full	B	571	575,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5372487	0.000		PURCHASE	10.990	Stated	A	668	195,000.00	195,000	2	4/24/2003	238	6/1/2003	Group II	6 MO LIBOR	6	N
5372610	0.000		PURCHASE	10.750	Stated	A	665	170,000.00	169,500	2	4/25/2003	238	6/1/2003	Group II	6 MO LIBOR	6	N
5372874	1.000	6/1/2005	PURCHASE	6.750	Stated	A	751	475,000.00	475,000	1	5/29/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5373287	1.000	6/1/2005	REFI-CASH OUT	6.625	Stated	AA	780	595,000.00	0	1	5/6/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5373352	1.000	5/1/2005	REFI-NO CASHOUT	6.750	Full	AA	630	853,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5373642	0.000		REFI-CASH OUT	7.600	Full	A	620	458,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5373733	0.000		REFI-CASH OUT	7.990	Full	A	610	495,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5373758	1.000	5/1/2005	REFI-NO CASHOUT	8.450	Stated	B	525	470,000.00	0	1	5/1/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5373584	0.000		PURCHASE	6.500	Stated	A	725	567,000.00	567,000	1	5/30/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5374079	1.000	5/1/2005	PURCHASE	6.600	Stated	A	682	430,000.00	429,900	1	5/7/2003	358	7/1/2003	Group II	6 MO LIBOR	6	N
5374137	1.000	6/1/2005	PURCHASE	5.850	Full	A	749	410,000.00	405,000	1	5/9/2003	358	7/1/2003	Group II	6 MO LIBOR	6	N
5374236	1.000	5/1/2005	PURCHASE	6.100	Stated	A	711	470,000.00	470,000	1	5/6/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5374269	1.000	5/1/2005	PURCHASE	6.850	Full	A	638	850,000.00	578,000	1	4/28/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5374350	1.000	5/1/2005	REFI-CASH OUT	8.400	Full	A-	545	500,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5374731	0.000		REFI-CASH OUT	6.625	Stated	AA	651	509,000.00	0	1	5/7/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5374871	0.000		REFI-CASH OUT	6.375	Full	AA	703	700,000.00	0	1	5/8/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5375092	0.000		REFI-CASH OUT	6.800	Stated	A	608	445,000.00	0	1	5/9/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5375233	1.000	6/1/2005	REFI-CASH OUT	6.750	Stated	AA	674	430,000.00	0	1	5/5/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5375200	1.000	5/1/2005	PURCHASE	6.650	Full	A	696	449,000.00	449,000	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5375449	1.000	5/1/2005	PURCHASE	5.125	Full	AA	674	475,900.00	475,900	1	4/29/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5375494	1.000	6/1/2005	PURCHASE	6.200	Stated	A	670	440,000.00	439,900	1	5/28/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5376009	0.000		REFI-CASH OUT	6.500	Full	AA	630	690,000.00	0	1	5/1/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5376090	1.000	5/1/2005	REFI-NO CASHOUT	7.300	Full	A	676	542,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5376133	1.000	6/1/2005	REFI-CASH OUT	6.350	Stated	A	680	540,000.00	0	1	5/13/2003	359	7/1/2003	Group II	6 MO LIBOR	6	N
5376272	1.000	5/1/2005	REFI-CASH OUT	6.650	Full	AA	640	425,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5376314	0.000		PURCHASE	6.600	Stated	A	668	440,000.00	429,000	1	5/20/2003	359	7/1/2003	Group II	6 MO LIBOR	6	N
5376504	1.000	5/1/2005	REFI-CASH OUT	7.800	Full	A-	645	535,000.00	0	1	4/30/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM
5376726	74529371	BARAJAS	1311 EQUESTRIAN DR	MARENGO	IL	60152	OWNER-OCC	SFR	360
5376850	74529456	CROCKER	111 DOUBLE HITCH DRIVE	EAGLE	CO	81631	OWNER-OCC	PUD	360
5377502	74530130	VORBURGER	14174 HURON COURT	MOORPARK	CA	93021	OWNER-OCC	PUD	360
5377801	74531229	HORTON	3730 REGINA ROAD	SOUTH LAKE TAHOE	CA	96150	OWNER-OCC	SFR	360
5377881	74530294	EMYLY JR	7305 TOOGOODOO ROAD	YONGES ISLAND	SC	29449	OWNER-OCC	SFR	360
5378459	74530800	GRACILLA	632 N MARIPOSA AVENUE	LOS ANGELES	CA	90029	OWNER-OCC	SFR	360
5378492	74530832	WOODHAM	25101 185TH STREET	BETTENDORF	IA	52722	OWNER-OCC	SFR	360
5378575	74531260	SALAS	290 S CRAGMONT AVENUE	SAN JOSE	CA	95127	OWNER-OCC	SFR	360
5378724	74531328	RUIZ	3821 WASHINGTON STREET	BYRON	CA	94514	OWNER-OCC	MANU/MOBL	360
5378963	74531427	CAPASIN	705 BURNT STREET	SAN LEANDRO	CA	94577	OWNER-OCC	PUD	360
5378989	74531443	CORTEZ	15 BACON COURT	DALY CITY	CA	94015	OWNER-OCC	SFR	360
5379011	74531476	SIOCHI	387 DENNIS DRIVE	DALY CITY	CA	94015	OWNER-OCC	SFR	360
5379151	74531521	MARTINEZ	3217 PLEASANT BAY CIRCLE	MODESTO	CA	95355	OWNER-OCC	SFR	360
5379180	74531625	SNARR	6848 DILLWOOD RD	OAKDALE	CA	95361	OWNER-OCC	SFR	360
5379235	74531674	PENA	2253 OLYMPIC DRIVE	MARTINEZ	CA	94553	OWNER-OCC	SFR	360
5379319	74531757	PERGAMENSHIKOVA	27 SALVATORE DRIVE	NOVATO	CA	94949	OWNER-OCC	PUD	360
5379391	74531831	YUKPOLA	533 HAZEL AVENUE	SAN BRUNO	CA	94066	OWNER-OCC	SFR	360
5379468	74531908	CRUMP	1175 CORNUCOPIA PLACE	TRACY	CA	95376	OWNER-OCC	SFR	360
5379474	74702069	TORRES	24473 WILLIMET WAY	HAYWARD	CA	94544	OWNER-OCC	SFR	360
5379506	74531948	KEE	157 BROOKWATER COURT	ROSEVILLE	CA	95747	OWNER-OCC	SFR	360
5379573	74532011	SPICER	3709-3711 MISSISSIPPI ST	SAN DIEGO	CA	92104	OWNER-OCC	2-4 UNITS	360
5379607	74532045	PHAN	2930 COMPTON PLACE	TRACY	CA	95377	OWNER-OCC	PUD	360
5379805	74532243	SMITH	3800 RIDGEPOINTE DRIVE	JONESBORO	AR	72404	OWNER-OCC	SFR	360
5379938	74532375	ZAGROBA	6738 CONSTITUTION AVE	GURNEE	IL	60031	OWNER-OCC	SFR	240
5380050	74532243	ONYEJIAKA	18901 HARBOUR TOWN DR	SILVER SPRINGS	MD	20905	OWNER-OCC	SFR	360
5380407	74532895	ATENCIO	30 WILLOWSTONE PLACE	GYPSUM	CO	81637	OWNER-OCC	SFR	360
5380514	74533100	ANGUSTIA	912 EAST GLENOAKS BOULEVARD	GLENDALE	CA	91207	OWNER-OCC	SFR	360
5380795	74533381	LARA	186 KIRK AVENUE	SAN JOSE	CA	95127	OWNER-OCC	SFR	360
5380878	74533464	HAMPTON	624 HEARTLAND DRIVE	MANTECA	CA	95337	OWNER-OCC	SFR	360
5380903	74533498	ROBBINS	6 WILLOW BEND ROAD	COTO DE CAZA	CA	92679	OWNER-OCC	PUD	360
5380944	74533530	HERNANDEZ	233 TOPEKA AVENUE	SAN FRANCISCO	CA	94124	OWNER-OCC	SFR	360
5381249	74533837	MUBARAK	227 CARSON STREET	HERCULES	CA	94547	OWNER-OCC	PUD	360
5381640	74534256	MCCOY	755 W SIERRA AVE	COTATI	CA	94931	OWNER-OCC	SFR	360
5381694	74534280	OH	4607 KELLER RIDGE DRIVE	CLAYTON	CA	94517	OWNER-OCC	CONDO	360
5381738	74534322	THOMAS	10422 CHESTNUT STREET	BELLFLOWER	CA	90706	OWNER-OCC	SFR	360
5382353	74534942	TAMAYO	660 WELLFLEET DRIVE	VALLEJO	CA	94591	OWNER-OCC	SFR	360
5382387	74534975	LARUE	3070 CREEK FALLS WAY	BUFORD	GA	30097	OWNER-OCC	PUD	360
5382428	74535014	KING	84 HIGHLAND AVENUE	GUILFORD	CT	6437	OWNER-OCC	SFR	360
5382445	74535030	WALL	20918 WILD SPRINGS DRIVE	SAN ANTONIO	TX	78258	OWNER-OCC	SFR	360
5382453	74535048	MEAGHER	9379 HIGHWAY 73	EVERGREEN	CO	80439	OWNER-OCC	SFR	360
5382718	74535303	MORALES	669 TARLOW AVENUE	VENTURA	CA	93003	OWNER-OCC	SFR	360
5382724	74535311	MUNDHENK	1400 20TH STREET	KEY WEST	FL	33040	OWNER-OCC	SFR	360
5382808	74535394	JOHANSEN	546 S GREENWOOD	KANKAKEE	IL	60901	OWNER-OCC	SFR	240
5382932	74535527	LUSTRE	1206 MORNINGSIDE COURT	HOLLISTER	CA	95023	OWNER-OCC	SFR	360
5382988	74535584	KILGORE	15202 WILLOWOOD CIRCLE	MAGNOLIA	TX	77354	OWNER-OCC	PUD	360
5383369	74535954	WEEMS JR.	18714 FALLS ROAD	HAMPSTEAD	MD	21074	OWNER-OCC	SFR	360
5383385	74535972	BASS III	8132 MEADOW ROAD	DALLAS	TX	75230	OWNER-OCC	SFR	360
5383443	74536036	JOHNSON	6145 SAWBACK TRAIL	COLORADO SPRINGS	CO	80919	OWNER-OCC	PUD	360
5383478	74536081	SPARKS	1734 QUAIL RIDGE DRIVE	GARDENDALE	AL	35071	OWNER-OCC	SFR	360
5383708	74536263	BURDETTE III	1125 HICKORY CREST LANE	CUMMING	GA	30041	OWNER-OCC	SFR	360
5383848	74536434	DROSHIN	100 NORTH DEANA STREET	ANAHEIM	CA	92807	OWNER-OCC	SFR	360
5383971	74536568	WILLEMS	263 VIA BALLENA	SAN CLEMENTE	CA	92672	NON OWNER	SFR	360
5384165	74536772	SMALL	11274 ATCHISON WAY	VALLEY CENTER	CA	92082	OWNER-OCC	SFR	360
5384237	74536814	DUTANEN	818 MEADOW BAY DR	AMERICAN CANYON	CA	94503	OWNER-OCC	SFR	360
5384573	74537168	ZABARSKY	24820 PALERMO WAY	VALENCIA	CA	91355	OWNER-OCC	PUD	360
5384656	74537317	KAMERLING	3063 FOOTHILL ROAD	SANTA BARBARA	CA	93105	OWNER-OCC	SFR	360
5384835	74537465	COUDARZI	4817 COYLE PLACE	LOS ANGELES	CA	91364	OWNER-OCC	SFR	360
5384912	74537572	MONTGOMERY	2985 CALLE FRONTERA	SAN CLEMENTE	CA	92673	OWNER-OCC	PUD	360
5385158	74537804	FIACCO	108 RALEY ROAD	CEDAR PARK	TX	78613	OWNER-OCC	PUD	360
5385463	74538117	FAJARDO	8235 W FOOTHILL DRIVE	PEORIA	AZ	85383	OWNER-OCC	PUD	180
5385748	74538338	MACIEL	7441 MACLEAN AVENUE	NAPA	CA	94558	OWNER-OCC	SFR	360
5385810	74538463	RUSSO	660 MARSEILLE DRIVE	HOLLISTER	CA	95023	OWNER-OCC	SFR	360
5385884	74538638	EDOUARD	645 CHRISTIE ST	SOUTH HEMPSTEAD	NY	11550	OWNER-OCC	SFR	360
5386305	74538950	WILSON	7410 E THUNDERHAWK ROAD	SCOTTSDALE	AZ	85255	OWNER-OCC	PUD	360
5386537	74539180	ARIAS	5628 W WAVELAND AVENUE	CHICAGO	IL	60634	OWNER-OCC	SFR	240
5386958	74539602	RAMOS	1027 S SHELTER BAY	HERCULES	CA	94547	OWNER-OCC	SFR	360
5387030	74539685	ALEJANDRINO	422 BIRKHAVEN PLACE	SAN JOSE	CA	95138	OWNER-OCC	SFR	360
5387279	74539925	CAMERON	56 SHERIDAN STREET 3	SAN FRANCISCO	CA	94103	OWNER-OCC	CONDO	360
5387287	74539933	LEE	2524 WAIOMAO ROAD	HONOLULU	HI	96816	OWNER-OCC	SFR	360
5387303	74539958	RAMIREZ	212-214 LAFAYETTE AVENUE	HAYWARD	CA	94544	OWNER-OCC	2-4 UNITS	360
5387311	74539968	KATZ	135 MYRTLE ST	BOSTON	MA	2114	OWNER-OCC	SFR	360
5387386	74540030	NGUYEN	87 SOOTIA AVE	SAN FRANCISCO	CA	94134	OWNER-OCC	SFR	360
5387576	74540220	BLOCUM	1703 MONTGOMERY CIRCLE	LONGMONT	CO	80501	OWNER-OCC	PUD	360
5387600	74540253	ANGELES	2829 JENNIFER DRIVE	CASTRO VALLEY	CA	94546	OWNER-OCC	SFR	360
5387709	74540352	PAPE	2143 WILBANKS CIRCLE	HENDERSON	NV	89012	OWNER-OCC	PUD	360
5387915	74540588	SALAZAR	1541 LUNDERGAN AVENUE	PARK RIDGE	IL	60068	OWNER-OCC	SFR	240
5388190	74540808	REDHEAD	8601 E CALL ROAD	SCOTTSDALE	AZ	85260	OWNER-OCC	PUD	360
5388277	74540915	RIOS	500 WASHINGTON BLVD	HOFFMAN ESTATES	IL	60194	OWNER-OCC	SFR	240
5388293	74540931	WILSON	17813 MALDEN STREET	LOS ANGELES	CA	91325	OWNER-OCC	SFR	360
5388715	74541350	FRERICKS	520 MORAINE WAY	HEATH	TX	75032	OWNER-OCC	PUD	360
5388749	74541384	SANTIAGO	4504 WEST 135TH STREET	HAWTHORNE	CA	90250	OWNER-OCC	SFR	360
5388835	74541541	WILSON	12431 BROOKE CROSSING	FISHERS	IN	46040	OWNER-OCC	SFR	360
5389228	74541863	BALKEY	6213 TOWERS STREET	TORRANCE	CA	90503	OWNER-OCC	SFR	360
5389309	74541939	CHAN	8405 PENTLAND STREET	TEMPLE CITY	CA	91780	OWNER-OCC	SFR	360
5389424	74542044	BARBER	802 AVILA ROAD	SAN MATEO	CA	94402	OWNER-OCC	SFR	360
5389572	74542192	BUCHANAN	29780 HOGUES ROAD	ROMOLAND	CA	92585	OWNER-OCC	SFR	360
5389668	74542368	HAYES	12400 COUNTY ROAD 102	ELBERT	CO	80106	OWNER-OCC	SFR	360
5390349	74543026	MOODY	5728 LEISURE TOWN ROAD	VACAVILLE	CA	95687	OWNER-OCC	SFR	360
5390398	74543075	GHSSOUB	1222 SWARTHMORE DRIVE	GLENDALE	CA	91206	OWNER-OCC	SFR	360
5390448	74543125	MEISSNER	2200 CURRY CANYON ROAD	CLAYTON	CA	94517	2ND HOME	SFR	360
5390480	74543168	BRASSELL	26 CARIBOU AVENUE	FRASER	CO	80442	OWNER-OCC	SFR	360
5390513	74543190	RICHARDSON	204 AVONLEA POINTE	CHESAPEAKE	VA	23322	OWNER-OCC	SFR	360
5391073	74543752	OANA	24 WESTON DR	DALY CITY	CA	94015	OWNER-OCC	SFR	360
5391164	74543844	REYES	86 REDDY STREET	SAN FRANCISCO	CA	94124	OWNER-OCC	SFR	360
5391222	74543901	ROMERO	114 DESTRY CT	SAN JOSE	CA	95112	OWNER-OCC	SFR	360
5391420	74544081	STELLICK	2398 WESTERN RIDGE COURT	CHASKA	MN	55318	OWNER-OCC	SFR	360
5391438	74544099	SINGH	24734 N CHEROKEE LN	ACAMPO	CA	95220	OWNER-OCC	SFR	360
5392113	74544774	NEWSOME	1653 N MERRIMAC AVENUE	CHICAGO	IL	60639	OWNER-OCC	2-4 UNITS	240
5392204	74544867	CASTILLO	3385 ROCKY MOUNTAIN DRIVE	SAN JOSE	CA	95127	OWNER-OCC	SFR	360
5392303	74545021	WORLEY	5280 BONNIE LOU LANE	EL DORADO	CA	95623	OWNER-OCC	SFR	360
5392402	74545063	STRNAD	350 NW RIVER PARK PLACE	CANBY	OR	97013	OWNER-OCC	SFR	360
5392444	74545104	MCGILL	1320 LEANING OAK DRIVE	BRENTWOOD	CA	94513	OWNER-OCC	SFR	360
5392618	74545278	GALLAGHER	13870 S BUCK HOLLOW COVE	BLUFFDALE	UT	84065	OWNER-OCC	SFR	360
5392766	74545419	TAM	2738 BUENA VIEW COURT	SAN JOSE	CA	95121	OWNER-OCC	CONDO	360
5392865	74545518	ROSEPINK	6634 S ATCHISON WAY	CENTENNIAL	CO	80111	OWNER-OCC	PUD	360
5392907	74545559	POOD	241 PARIS ST	SAN FRANCISCO	CA	94112	OWNER-OCC	SFR	360
5393048	74545600	DELGADILLO	28297 CARDINAL STREET	HAYWARD	CA	94545	OWNER-OCC	SFR	360
5393574	74546218	FREDERICK	17835 CROTHER HILLS ROAD	MEADOW VISTA	CA	95722	OWNER-OCC	SFR	360
5394028	74546684	MACDONALD	5101 BRANDYWINE LANE	FRISCO	TX	75034	OWNER-OCC	PUD	360
5394218	74546854	COLEMAN	108 WASHINGTON BOULEVARD	OAK PARK	IL	60302	OWNER-OCC	SFR	360
5394267	74546904	JONES	40311 W 18TH STREET	PALMDALE	CA	93551	OWNER-OCC	SFR	360
5394374	74547019	WADER	28331 GARGAN STREET	AGOURA HILLS	CA	91301	OWNER-OCC	SFR	360
5394450	74547134	GIANELLI	35 04 205TH ST	BAYSIDE	NY	11361	NON OWNER	2-4 UNITS	360
5394680	74547324	ERIC	2733 1/2 FULTON STREET	BERKELEY	CA	94705	OWNER-OCC	CONDO	360
5394754	74547396	NYE	2401 DRIFTWOOD DRIVE	LAS VEGAS	NV	89108	OWNER-OCC	PUD	360
5394895	74547530	BUCK	194 STAPP ROAD	BOULDER CREEK	CA	95006	OWNER-OCC	SFR	360
5394978	74547613	WILSON	343 D STREET	SAN RAFAEL	CA	94901	OWNER-OCC	SFR	360
5395050	74547738	LEHMAN	643 OTERO COURT	CAMARILLO	CA	93010	OWNER-OCC	SFR	360
5395204	74548008	JOUDEH	5078 REBEL CT	SAN JOSE	CA	95118	OWNER-OCC	SFR	360
5395314	74548025	SHEMAN	485 CLIPPER HILL ROAD	DANVILLE	CA	94526	OWNER-OCC	SFR	360
5395413	74548174	BORGEALT	4220 SARATOGA	DOWNERS GROVE	IL	60515	OWNER-OCC	CONDO	240
5395611	74548322	MOORE	40 W 380 TRIPLE OAKS	HAMPSHIRE	IL	60140	OWNER-OCC	SFR	360
5395975	74548688	GUTIERREZ	14205 BRONTE DRIVE	WHITTIER	CA	90602	OWNER-OCC	SFR	360
5396007	74548710	ROSALES	1517 1ST AVE W	SEATTLE	WA	98119	OWNER-OCC	SFR	360
5396171	74548884	PYREN	44431 SE 181ST PLACE	NORTH BEND	WA	98045	OWNER-OCC	SFR	360
5396247	74548959	MYERS	23426 SE 271ST STREET	MAPLE VALLEY	WA	98038	OWNER-OCC	SFR	360
5396488	74549197	DERBES JR	309 MAGNOLIA DR	METAIRIE	LA	70005	OWNER-OCC	SFR	360
5396577	74549288	OCONNELL	6734 E HEATHERWOOD ROAD	ANAHEIM	CA	92808	OWNER-OCC	CONDO	360
5396593	74549304	CONNELL	4266 IRA RD	BATH	OH	44333	OWNER-OCC	SFR	360
5396627	74549336	AGUILAR	3684 WHINNEY PLACE WAY	SAN JOSE	CA	95131	OWNER-OCC	SFR	360
5396643	74549353	MASARWEH	7072 NEWPORT CT	DUBLIN	CA	94568	OWNER-OCC	SFR	360
5396916	74549619	TRABANINO	587 STANFORD AVENUE	REDWOOD CITY	CA	94063	OWNER-OCC	SFR	360
5397005	74549700	TAMAYO	1322 VIRGINIA AVENUE	REDWOOD CITY	CA	94061	OWNER-OCC	SFR	360
5397149	74549833	BAGHERI	1723 VALLEY VIEW AVENUE	BELMONT	CA	94002	OWNER-OCC	SFR	360
5397245	74549930	DORANTES	30390 CREST LANE	UNION CITY	CA	94587	OWNER-OCC	SFR	360
5397328	74550013	MESTAS	213 FOX SPARROW LANE	BRISBANE	CA	94005	OWNER-OCC	CONDO	360
5397558	74550245	KOEBEL	232 OCEAN VIEW AVENUE	SANTA CRUZ	CA	95062	OWNER-OCC	SFR	360
5397773	74550468	WHITE	2111 FOREST AVENUE	BELMONT	CA	94002	OWNER-OCC	SFR	360
5398149	74550856	SIMMONS	2846 SOUTH WEST 163RD AVENUE	MIRAMAR	FL	33029	OWNER-OCC	PUD	360
5398206	74551407	ROONEY	1730 S ROONEY ROAD	MORRISON	CO	80465	OWNER-OCC	SFR	360

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE
5399373	74552035	NEUBAUM JR	27 GALLOPING HILL	CHERRY HILL	NJ	8003	OWNER-OCC	SFR
5399431	74552092	SIMPSONS	7836 S ST LOUIS	CHICAGO	IL	60652	OWNER-OCC	SFR
5399555	74552209	PEACOCK	4306 CANDLEBERRY AVENUE	SEAL BEACH	CA	90740	OWNER-OCC	SFR
5399594	74552340	VARNER	6634 TOPEKA DRIVE	LOS ANGELES	CA	91324	OWNER-OCC	SFR
5399761	74552415	FURLOW	3 SUGAR BOWL LANE	PENSACOLA BEACH	FL	32561	OWNER-OCC	PUD
5400015	74552862	MCCOVY	4853 S HIMALAYA COURT	AURORA	CO	80015	OWNER-OCC	PUD
5400114	74552753	UNDERWOOD	9004 CERVETTI AVENUE	RANCHO CUCAMONGA	CA	91732	OWNER-OCC	SFR
5400127	74552761	BARRETT	1264 SOUTH BURNSIDE AVENUE	LOS ANGELES	CA	90019	OWNER-OCC	SFR
5400437	74553124	JONES	1308 THAMES TRAIL	COLLEYVILLE	TX	76034	OWNER-OCC	PUD
5400565	74553272	PAPALLO	32 HEUSTED DR	GREENWICH	CT	6870	OWNER-OCC	SFR
5401195	74553868	BAISE	1950 BARRY RD	WILLIAMSTON	MI	48895	OWNER-OCC	SFR
5401252	74553876	DORCICH	4090 CHARA COURT	SAN JOSE	CA	95124	OWNER-OCC	SFR
5401282	74553934	YOUSSEFIGH	7500 4TH AVE NORTHEAST	SEATTLE	WA	98115	OWNER-OCC	SFR
5401310	74554063	BOGAN	1806 YOSEMITE STREET	SEASIDE	CA	93955	OWNER-OCC	SFR
5401421	74554073	QUACH	2005 MOJITO DRIVE	SAN JOSE	CA	95132	OWNER-OCC	SFR
5401484	74554155	OAKLEY	20865 APPLE VALLEY DRIVE	SONORA	CA	95370	OWNER-OCC	SFR
5401583	74554254	HIDALGO	1040 GLENFINNAN DRIVE	SAN JOSE	CA	95127	OWNER-OCC	SFR
5401742	74554411	PRIETO	421 MILTON AVENUE	SAN BRUNO	CA	94066	OWNER-OCC	SFR
5401849	74554510	CALIMAG	2 DUBLIN STREET	SAN FRANCISCO	CA	94112	OWNER-OCC	SFR
5401856	74554528	CARLYLE	319 MORNINGSIDE DRIVE	CORTE MADERA	CA	94925	OWNER-OCC	SFR
5402078	74554742	PEREZ	818 SCHEMBRI LANE	EAST PALO ALTO	CA	94303	OWNER-OCC	SFR
5402128	74554791	BIRK	2615 OLD MILL ROAD	WEED	CA	96094	OWNER-OCC	SFR
5402177	74554841	HERNANDEZ	3001 STONER AVENUE	LOS ANGELES	CA	90066	OWNER-OCC	SFR
5402482	74561705	BATERINA	193 EMERALD WAY	HERCULES	CA	94547	OWNER-OCC	SFR
5402490	74555145	SRIFUENGFUNG	939-941 HUNTINGTON AVENUE	SAN BRUNO	CA	94066	OWNER-OCC	2-4 UNITS
5402532	74555186	JOHNS	1094 EAST HUNTINGTON AVE	SAN BRUNO	CA	94066	OWNER-OCC	SFR
5402615	74555269	GALLAGHER	1533 ELK RAVINE WAY	ROSEVILLE	CA	95661	OWNER-OCC	SFR
5402714	74555368	DAVIS	35 ANSON WAY	KENSINGTON	CA	94707	OWNER-OCC	SFR
5402995	74555640	MARKEVITCH	547 JENNIFER CIRCLE	MUNDELEIN	IL	60060	OWNER-OCC	PUD
5403035	74555681	SIEMER	2700 SETTERBO ROAD	SUTTONS BAY	MI	49682	OWNER-OCC	SFR
5403183	74555830	KUANG	2220 WARBLER COURT	SAN LEANDRO	CA	94579	OWNER-OCC	CONDO
5403225	74623257	CRUZ	1730 DEL PASO AVE	SAN JOSE	CA	95124	OWNER-OCC	SFR
5403233	74555888	WOMACK JR	1426 SAUCE PIQUANTE LN	BELLE ROSE	LA	70341	NON OWNER	SFR
5403548	74557077	VIZCARRA	2422 PEARLITE WAY	ANTIOCH	CA	94531	OWNER-OCC	SFR
5403571	74556200	WADLEIGH	118 ROCCA DRIVE	FAIRFAX	CA	94930	OWNER-OCC	SFR
5403638	74556267	NIKOLIC	5743 W LELAND	CHICAGO	IL	60630	OWNER-OCC	SFR
5403654	74556283	ARNOLD	5108 S KIMBARK	CHICAGO	IL	60615	OWNER-OCC	SFR
5403753	74556382	BROWN	3966 VOELKER COURT	PARK CITY	UT	84098	OWNER-OCC	SFR
5404165	74556788	MAGUIRE	256 S ST. ANDREWS PLACE	LOS ANGELES	CA	90004	OWNER-OCC	SFR
5404215	74556838	MCPHERSON	982 CALLE RUIZ	THOUSAND OAKS	CA	91362	OWNER-OCC	SFR
5404405	74557028	LESSA	989 CORONADO DRIVE	GLENDALE	CA	91206	OWNER-OCC	SFR
5404413	74557034	MALONEY	142 ASPEN CT	LAKE HOPATCONG	NJ	7849	OWNER-OCC	SFR
5404512	74557125	FISHER	1607 W WABANSIA	CHICAGO	IL	60622	OWNER-OCC	2-4 UNITS
5404579	74557158	HARRIS	1677 E KEDVALE AVENUE	CHICAGO	IL	60623	OWNER-OCC	SFR
5404744	74557323	POTEAT	12103 GUINEVERE PLACE	GLEN DALE	MD	20769	OWNER-OCC	SFR
5404801	74557380	ROMAGNA	28 EAST STREET	OXFORD	CT	6478	OWNER-OCC	SFR
5405089	74557653	FELICIANO	4631 W DICKENS	CHICAGO	IL	60639	OWNER-OCC	SFR
5405352	74557968	RASHO	3010 E PRAIRIE RD	LINCOLNWOOD	IL	60712	OWNER-OCC	SFR
5405378	74557984	WATKINS	11215 W RICKS CIRCLE	DALLAS	TX	75230	OWNER-OCC	SFR
5405717	74558321	NERSISIAN	173 W POINT OF VIEW CIR	FARMINGTON	UT	84025	OWNER-OCC	SFR
5405899	74558503	STEVENSON	6707 NE 195TH ST	KENMORE	WA	98028	OWNER-OCC	SFR
5406103	74558701	DODSON, JR	212 SOUTHCREST PLACE	SIMI VALLEY	CA	93065	OWNER-OCC	PUD
5406483	74559089	PAJER	103 FALCON COURT	RICHMOND	CA	94806	OWNER-OCC	PUD
5406525	74559121	SINGH	1725 SCHULTE DRIVE	SAN JOSE	CA	95133	OWNER-OCC	SFR
5406773	74559376	MATIAS	36361 CHERRY STREET	NEWARK	CA	94560	OWNER-OCC	SFR
5406813	74559510	ARIAS	1922 LANDMARK DR	VALLEJO	CA	94591	OWNER-OCC	SFR
5406847	74559543	RIVERA	2870 ROSS AVENUE	SAN JOSE	CA	95124	OWNER-OCC	SFR
5406896	74559567	BARAJAS	2159 LYONS DRIVE	SAN JOSE	CA	95116	OWNER-OCC	SFR
5407143	74559733	OLVERA	5740 ARAPAHO DRIVE	SAN JOSE	CA	95123	OWNER-OCC	SFR
5407184	74559774	TORRES	2 VICTORIA DR	GILROY	CA	95020	OWNER-OCC	SFR
5407603	74560475	CARBONELL	28339 CABRINI DRIVE	HAYWARD	CA	94545	OWNER-OCC	SFR
5407829	74560497	SCUDIERI	34 RUSSET LANE	HUNTINGTON	NY	11743	OWNER-OCC	SFR
5408779	74561291	LAL	4308 ALLA ROAD	LOS ANGELES	CA	90066	OWNER-OCC	SFR
5408865	74561432	RAMIREZ	202 GREENBRIAR LANE	BOURBONNAIS	IL	60914	OWNER-OCC	SFR
5408893	74561465	ESMILLA	19502 RANCH LANE, #108	HUNTINGTON BEACH	CA	92646	OWNER-OCC	CONDO
5409107	74561770	STRACHEN	371 E BREWSTER STREET	DRAPER	UT	84020	OWNER-OCC	SFR
5409545	74562216	BAHAY	1396 PARK LAKE DR	RESTON	VA	20190	OWNER-OCC	SFR
5409843	74562547	QUIZON	1564 RAINFOREST	WEST COVINA	CA	91790	OWNER-OCC	SFR
5409933	74562596	BITUIN	139 SERRAVISTA AVENUE	DALY CITY	CA	94015	OWNER-OCC	SFR
5409974	74562638	BLAKE	1917 SAINT AUGUSTINE WAY	PETALUMA	CA	94954	OWNER-OCC	SFR
5410087	74562752	PETERSON	24 LOPEZ KEY	BELLEVUE	WA	98006	OWNER-OCC	SFR
5410519	74563172	ESTRADA	591 GLENBURRY WAY	SAN JOSE	CA	95123	NON OWNER	SFR
5410527	74563255	CLATTERBUCK	20051 AUDREY LANE	SALINAS	CA	93907	OWNER-OCC	SFR
5410667	74563321	ORTEGA	1815 SHENANDOAH AVENUE	MILPITAS	CA	95035	OWNER-OCC	SFR
5410972	74563636	CHAVEZ	2787 MILLBRAE WAY	SAN JOSE	CA	95121	OWNER-OCC	SFR
5411111	74563778	COLEMAN	1700 45TH A STREET 229	EMERYVILLE	CA	94608	OWNER-OCC	CONDO
5411327	74563982	LABAN	14515 HEMLOCK STREET	SAN LEANDRO	CA	94578	OWNER-OCC	SFR
5411335	74563990	CHINCHILLA	370 URBANO DRIVE	SAN FRANCISCO	CA	94127	OWNER-OCC	SFR
5411459	74564113	RAMIREZ	4626 BRAEBURN DRIVE	BELLAIRE	TX	77401	OWNER-OCC	SFR
5411582	74564240	HUMANE	1776 FINCH COURT	HAYWARD	CA	94545	OWNER-OCC	SFR
5411821	74564584	SAINT-SURIN	13208 AUSTRIAN PINE CT	FAIRFAX	VA	22030	OWNER-OCC	SFR
5412358	74565003	CAPARROS	2490 ROSCOMARE ROAD	LOS ANGELES	CA	90077	OWNER-OCC	SFR
5412488	74565144	SHAW	1669 ROOSEVELT AVENUE	LOS ANGELES	CA	90006	OWNER-OCC	SFR
5412812	74565468	FETCHICK	3336 E JUNE CIRCLE	MESA	AZ	85213	OWNER-OCC	PUD
5413240	74565888	RILEY	1709 S 5TH AVE	MAYWOOD	IL	60153	OWNER-OCC	2-4 UNITS
5413265	74565904	GARCIA	701 LEMON GROVE AVENUE	VENTURA	CA	93003	OWNER-OCC	SFR
5413646	74566257	MORRIS	4250 FAIRLANDS DRIVE	PLEASANTON	CA	94588	NON OWNER	SFR
5413711	74566423	SALAS	25 CAYETANO ST	WATSONVILLE	CA	95076	OWNER-OCC	SFR
5413851	74566583	DOUGLAS	7125 S TALMAN AVE	CHICAGO	IL	60629	OWNER-OCC	SFR
5414379	74567009	GATES	133 RIVER GLEN TERRACE	KALAMA	WA	98625	OWNER-OCC	SFR
5414396	74567025	CRAKER	1125 SEA CLIFF DR NW	GIG HARBOR	WA	98332	OWNER-OCC	SFR
5414438	74567066	ASHORZADEH	17348 MAYERLING ST	LOS ANGELES	CA	91344	OWNER-OCC	SFR
5414495	74567124	HEARD	706 AKIN AVE	BYNUM	TX	76631	NON OWNER	SFR
5414537	74567165	DU	37 WOODSIDE AVENUE	DALY CITY	CA	94015	OWNER-OCC	SFR
5414586	74567207	ROBLES	265 GLENNORA WAY	BUELLTON	CA	93427	OWNER-OCC	SFR
5414735	74567322	HALL	490 CARSON LN	WATSONVILLE	CA	95076	OWNER-OCC	SFR
5415153	74567694	MALLOY	1636 HOLLY CIRCLE	PLEASANTON	CA	94566	OWNER-OCC	PUD
5415328	74568161	MUSCARA	585 GETTYSBURG DRIVE	SAN JOSE	CA	95123	OWNER-OCC	SFR
5415484	74567683	REED	5167 CHERRY LANE	MEDFORD	OR	97504	OWNER-OCC	SFR
5415518	74568015	MATA	2014 MAHUA WAY	ANTIOCH	CA	94509	OWNER-OCC	PUD
5415641	74568270	NELSON	4930 CABRILLO POINT	DISCOVERY BAY	CA	94514	OWNER-OCC	SFR
5415706	74568130	MILANI	8330 OLIVE HILL COURT	FAIR OAKS	CA	95628	2ND HOME	SFR
5415785	74568266	DITLEVSEN JR	5 PIXFORD PLACE	SACRAMENTO	CA	95835	OWNER-OCC	SFR
5415872	74566351	CORBETT	280 SWANTON BLVD	SANTA CRUZ	CA	95060	OWNER-OCC	SFR
5415914	74568368	MARCHAN	8848 EDENBERRY STREET	DUBLIN	CA	94568	OWNER-OCC	SFR
5416003	74585304	GHOLAMI	7645 E VIA DE VENTURA DR	SCOTTSDALE	AZ	85258	OWNER-OCC	PUD
5416136	74568429	EDINGTON	4350 PENNSYLVANIA STREET	INDIANAPOLIS	IN	46205	OWNER-OCC	SFR
5416250	74568544	TINAPPLE	3302 PARK ST	GROVE CITY	OH	43123	OWNER-OCC	SFR
5416432	74568728	MINASSIAN	4004 TOUR 18 DRIVE	FLOWER MOUND	TX	75022	OWNER-OCC	PUD
5416465	74568750	HAUSLER	17 EL POTRO	RANCHO STA MARGARITA	CA	92688	OWNER-OCC	PUD
5416482	74568775	SULLIVAN	16 MORSE AVE	RUTHERFORD	NJ	7070	OWNER-OCC	SFR
5416490	74568783	BLANCATO	505 DOGWOOD DR	WILMINGTON	DE	19807	OWNER-OCC	SFR
5416607	74568890	BURNETT	214 N NAOMI STREET	BURBANK	CA	91505	OWNER-OCC	SFR
5416706	74569479	CHIN	6130 92ND STREET SW	MUKILTEO	WA	98275	OWNER-OCC	SFR
5416771	74569484	PEREZ	1637 ECHO AVENUE	SAN MATEO	CA	94401	OWNER-OCC	SFR
5416797	74569500	TAI	1228 ELM STREET	EL CERRITO	CA	94530	OWNER-OCC	SFR
5417639	74570334	PETRASOVA	631 W PLYMOUTH	VILLA PARK	IL	60181	OWNER-OCC	SFR
5417829	74570524	LINDOW	72400 LASSIER ROAD	ROMEO	MI	48065	OWNER-OCC	SFR
5417878	74570573	STONE	431 BUNDY AVENUE	SAN JOSE	CA	95117	OWNER-OCC	SFR
5418348	74571035	LETONA	8569 PEACHTREE AVENUE	NEWARK	CA	94560	OWNER-OCC	SFR
5418587	74571274	LAFFERTY	1501 CRAWFORD RD	MODESTO	CA	95357	OWNER-OCC	SFR
5418595	74571282	POWERS M.D	2100 PALMER DRIVE	LAKE HAVASU CITY	AZ	86406	OWNER-OCC	SFR
5418835	74571514	AGUILAR	3183 GARDEN AVENUE	SAN JOSE	CA	95111	OWNER-OCC	SFR
5418850	74571530	HART	7781 JARVIS LN	HOLLISTER	CA	95023	OWNER-OCC	SFR
5419288	74571969	CELAYA	87 BROOKLYN AVE	SAN JOSE	CA	95128	OWNER-OCC	SFR
5419312	74571993	PETTIPHER	45 SAINT ANDREWS DRIVE	NOVATO	CA	94949	OWNER-OCC	SFR
5419494	74572173	CORREA	201 W MARIPOSA STREET	ALTADENA	CA	91001	OWNER-OCC	SFR
5419544	74572223	ELOWERS	1443 FRANKLIN AVENUE	WINTHROP	IL	60096	OWNER-OCC	SFR
5419825	74572504	NICHOLS	1570 MUIRFIELD CIRCLE	ELGIN	IL	60123	OWNER-OCC	TOWNHOUSE
5420136	74572818	MARTINEZ	5526 W WRIGHTWOOD AVE	CHICAGO	IL	60639	OWNER-OCC	2-4 UNITS
5420326	74573007	MASSINGER	402 NORTHLAKE ROAD	LAKEMOOR	IL	60050	OWNER-OCC	SFR
5420368	74573031	THOMPSON	5815 CANDLEGATE LANE	BIRMINGHAM	AL	35242	OWNER-OCC	PUD
5420650	74573353	PACHECO	15722 VIA REPRESA	SAN LORENZO	CA	94580	OWNER-OCC	SFR
5420914	74573577	OSMOND	4004 E 101ST STREET	TULSA	OK	74137	OWNER-OCC	SFR
5421088	74573742	ALMAZAN	2735 TWIN OAKS LANE	SAN JOSE	CA	95127	OWNER-OCC	SFR
5421375	74580853	VULAJ	4196 KENSINGTON ROAD	MILFORD	MI	48380	OWNER-OCC	SFR
5421516	74580994	BROWN	21841 HARBOR RD	BARRINGTON	IL	60010	OWNER-OCC	SFR
5421649	74581125	BROWNER	7826 S KIMBARK AVE	CHICAGO	IL	60619	OWNER-OCC	SFR
5421706	74581182	GRANADO	3 W NORTH CHANNEL DRIVE	ROUND LAKE BEACH	IL	60073	OWNER-OCC	SFR
5421821	74581307	PATTON	5432 MEDINAH DRIVE	NEWBURGH	IN	47630	OWNER-OCC	SFR

LOAN NUMBER	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY P&I	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	6/1/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP
5399373	360	73.90	0.00	8.600	7/1/2003	6/1/2033	4415.51	568,000.00	568,000.00	568,062.37	ARM	5.750	14.600	8.600	1.000
5399431	240	20.00	100.00	11.600	7/1/2003	6/1/2023	300.11	28,000.00	28,000.00	25,973.67	FXD	0.000	0.000	0.000	0.000
5399555	360	80.00	100.00	5.600	7/1/2003	6/1/2033	2507.58	436,000.00	435,531.89	435,531.89	ARM	4.990	11.600	5.600	1.000
5399594	360	65.00	0.00	7.250	7/1/2003	6/1/2033	3858.97	565,250.00	565,250.00	564,809.04	ARM	5.750	13.250	7.250	1.000
5399761	360	61.61	0.00	7.150	7/1/2003	6/1/2033	2634.09	390,000.00	390,000.00	389,689.68	ARM	5.640	13.150	7.150	1.000
5400015	360	90.00	0.00	6.650	7/1/2003	6/1/2033	2368.88	369,000.00	369,000.00	368,676.02	ARM	4.250	12.650	6.650	1.000
5400114	360	90.00	0.00	6.750	6/1/2003	5/1/2033	3006.28	463,500.00	463,500.00	463,100.93	ARM	4.990	12.750	6.750	1.000
5400127	360	79.26	0.00	6.500	8/1/2003	7/1/2033	2781.1	440,000.00	440,000.00	440,000.00	FXD	0.000	0.000	0.000	0.000
5400437	360	80.00	0.00	8.550	7/1/2003	6/1/2033	5253.73	680,000.00	680,000.00	679,592.27	ARM	5.990	14.550	8.550	1.000
5400565	360	80.00	0.00	7.400	6/1/2003	5/1/2033	4846.80	700,000.00	699,470.07	698,936.75	ARM	4.990	13.400	7.400	1.000
5401195	300	90.00	0.00	8.325	6/1/2003	5/1/2033	3843.53	474,300.00	473,797.28	473,797.28	FXD	0.000	0.000	0.000	0.000
5401252	360	90.00	0.00	6.550	7/1/2003	6/1/2033	3145.04	495,000.00	495,000.00	494,556.84	ARM	4.990	12.550	6.550	1.000
5401282	360	90.00	0.00	6.600	7/1/2003	6/1/2033	2230.41	338,355.00	338,355.00	338,072.13	ARM	4.250	12.600	6.600	1.000
5401310	360	78.57	0.00	5.625	7/1/2003	6/1/2033	1858.67	330,000.00	329,647.27	329,647.27	ARM	4.250	11.625	5.625	1.000
5401421	360	80.00	100.00	7.300	7/1/2003	6/1/2033	2687.44	392,000.00	392,000.00	391,697.23	ARM	4.990	13.300	7.300	1.000
5401484	360	80.00	0.00	5.625	7/1/2003	6/1/2033	2417.76	420,000.00	419,550.99	419,550.99	ARM	4.250	11.625	5.625	1.000
5401583	360	80.00	100.00	6.850	7/1/2003	6/1/2033	2301.28	351,200.00	350,903.49	350,903.49	ARM	4.990	12.850	6.850	1.000
5401742	360	80.00	100.00	6.250	7/1/2003	6/1/2033	2438.75	398,000.00	398,000.00	397,624.75	ARM	4.990	12.250	6.250	1.000
5401849	360	79.21	0.00	6.700	7/1/2003	6/1/2033	2581.13	400,000.00	399,652.21	399,652.21	ARM	4.990	12.700	6.700	1.000
5401856	360	79.92	80.00	6.550	7/1/2003	6/1/2033	3176.8	500,000.00	499,552.37	499,552.37	ARM	4.990	12.550	6.550	1.000
5402078	360	80.00	100.00	6.700	7/1/2003	6/1/2033	2439.16	378,000.00	377,671.34	377,671.34	ARM	4.990	12.700	6.700	1.000
5402128	360	73.68	0.00	8.250	7/1/2003	6/1/2033	2629.44	350,000.00	350,000.00	349,776.81	ARM	5.750	14.250	8.250	1.000
5402177	360	70.00	0.00	6.990	7/1/2003	6/1/2033	4652.42	700,000.00	700,000.00	699,425.08	ARM	5.750	12.990	6.990	1.000
5402482	360	73.33	0.00	8.650	7/1/2003	6/1/2033	3430.1	440,000.00	440,000.00	439,741.57	ARM	6.250	15.650	8.650	1.000
5402490	360	81.48	100.00	6.700	7/1/2003	6/1/2033	2839.23	440,000.00	440,000.00	439,617.44	ARM	4.990	12.700	6.700	1.000
5402532	360	80.00	100.00	6.100	7/1/2003	6/1/2033	2908.77	480,000.00	480,000.00	479,531.23	ARM	4.990	12.100	6.100	1.000
5402615	360	79.98	99.98	6.900	7/1/2003	6/1/2033	2396.65	363,900.00	363,900.00	363,595.78	ARM	4.990	12.900	6.900	1.000
5402714	360	90.00	0.00	9.000	7/1/2003	6/1/2033	5684.66	706,500.00	706,500.00	706,114.09	ARM	5.750	15.000	9.000	1.000
5402995	240	20.00	100.00	10.750	7/1/2003	6/1/2023	395.94	39,000.00	38,953.43	38,953.43	FXD	0.000	0.000	0.000	0.000
5403035	360	83.74	0.00	7.850	7/1/2003	6/1/2033	2459.34	340,000.00	340,000.00	339,764.83	ARM	4.990	13.850	7.850	1.000
5403183	360	80.00	90.00	6.200	7/1/2003	6/1/2033	2121.58	346,400.00	345,621.49	345,621.49	ARM	4.990	12.200	6.200	1.000
5403225	360	90.00	0.00	6.750	6/1/2003	5/1/2033	2568.45	396,000.00	395,318.18	395,318.18	ARM	4.250	12.750	6.750	1.000
5403233	360	60.00	0.00	14.000	7/1/2003	6/1/2033	469.21	39,600.00	39,600.00	39,590.79	FXD	0.000	0.000	0.000	0.000
5403548	360	85.00	0.00	7.990	7/1/2003	6/1/2033	2367.81	323,000.00	322,782.83	322,782.83	ARM	5.990	13.990	7.990	1.000
5403571	360	72.63	0.00	6.850	7/1/2003	6/1/2033	2260.65	345,000.00	345,000.00	344,708.73	ARM	4.990	12.850	6.850	1.000
5403638	240	20.00	100.00	10.750	7/1/2003	6/1/2023	430.46	42,400.00	42,400.00	42,349.37	FXD	0.000	0.000	0.000	0.000
5403654	360	63.19	0.00	6.400	7/1/2003	6/1/2033	2075.65	325,000.00	324,711.85	324,711.85	FXD	0.000	0.000	0.000	0.000
5403753	360	85.78	0.00	7.850	7/1/2003	6/1/2033	2575.08	356,000.00	356,000.00	355,753.75	ARM	4.990	13.850	7.850	1.000
5404165	360	80.00	0.00	5.625	7/1/2003	6/1/2033	2118.47	368,000.00	368,000.00	367,606.58	ARM	4.250	11.625	5.625	1.000
5404215	360	80.00	0.00	6.375	7/1/2003	6/1/2033	2245.84	360,000.00	360,000.00	359,666.56	FXD	0.000	0.000	0.000	0.000
5404405	360	85.00	0.00	7.850	7/1/2003	6/1/2033	3197.15	442,000.00	442,000.00	441,694.27	FXD	0.000	0.000	0.000	0.000
5404413	360	69.91	0.00	6.750	7/1/2003	6/1/2033	2543.51	392,000.00	392,000.00	391,662.49	ARM	4.250	12.750	6.750	1.000
5404512	240	20.00	100.00	11.750	7/1/2003	6/1/2023	659.17	60,825.00	60,825.00	60,761.41	FXD	0.000	0.000	0.000	0.000
5404579	240	20.00	100.00	10.750	7/1/2003	6/1/2023	277.77	27,360.00	27,327.10	27,327.10	FXD	0.000	0.000	0.000	0.000
5404744	360	84.86	0.00	8.550	8/1/2003	7/1/2033	2857.33	369,900.00	369,900.00	369,900.00	ARM	4.750	14.550	8.550	1.000
5404801	360	69.07	0.00	6.700	8/1/2003	7/1/2033	2161.69	335,000.00	335,000.00	335,000.00	ARM	4.990	12.700	6.700	1.000
5405089	240	20.00	100.00	11.250	7/1/2003	6/1/2023	472.17	45,000.00	44,949.71	44,949.71	FXD	0.000	0.000	0.000	0.000
5405352	180	15.00	95.00	9.500	7/1/2003	6/1/2018	623.41	59,700.00	59,700.00	59,549.22	FXD	0.000	0.000	0.000	0.000
5405378	360	80.00	90.00	7.650	7/1/2003	6/1/2033	4881.46	688,000.00	688,000.00	687,504.54	ARM	4.990	13.650	7.650	1.000
5405717	360	84.75	0.00	7.400	7/1/2003	6/1/2033	3932.73	568,000.00	568,000.00	567,569.85	ARM	4.990	13.400	7.400	1.000
5405899	360	90.00	0.00	8.600	8/1/2003	7/1/2033	2814.6	362,700.00	362,700.00	362,700.00	ARM	4.990	14.600	8.600	1.000
5406103	360	79.28	0.00	8.810	7/1/2003	6/1/2033	3480.38	440,000.00	439,749.97	439,749.97	ARM	4.750	14.810	8.810	1.000
5406483	360	80.00	100.00	6.600	7/1/2003	6/1/2033	2312.53	362,748.00	361,926.83	361,926.83	ARM	4.990	12.600	6.600	1.000
5406525	360	80.00	98.37	5.600	6/1/2003	5/1/2033	1974.83	344,000.00	343,630.50	343,259.28	ARM	4.990	11.600	5.600	1.000
5406773	360	80.00	100.00	6.350	7/1/2003	6/1/2033	2080.79	334,400.00	334,400.00	334,088.77	ARM	4.990	12.350	6.350	1.000
5406813	360	81.94	100.00	6.100	8/1/2003	7/1/2033	2749.28	453,681.00	453,681.00	453,681.00	ARM	4.990	12.100	6.100	1.000
5406847	360	80.00	100.00	7.100	7/1/2003	6/1/2033	2580.61	384,000.00	383,672.00	383,672.00	ARM	4.990	13.100	7.100	1.000
5406896	360	80.00	100.00	7.150	7/1/2003	6/1/2033	2242.36	332,000.00	332,000.00	331,735.81	ARM	4.990	13.150	7.150	1.000
5407143	360	80.00	100.00	6.100	7/1/2003	6/1/2033	2225.21	367,200.00	366,841.39	366,841.39	ARM	4.990	12.100	6.100	1.000
5407184	360	80.00	100.00	6.350	6/1/2003	5/1/2033	2488.95	400,000.00	399,627.72	399,253.47	ARM	4.990	12.350	6.350	1.000
5407603	360	80.00	0.00	8.850	7/1/2003	6/1/2033	2687.35	338,000.00	338,000.00	335,810.65	ARM	5.750	14.850	8.850	1.000
5407829	360	90.00	0.00	7.600	7/1/2003	6/1/2033	4483.38	622,800.00	622,800.00	622,364.84	FXD	0.000	0.000	0.000	0.000
5408779	360	73.91	0.00	6.500	7/1/2003	6/1/2033	2686.79	425,000.00	424,615.79	424,615.79	FXD	0.000	0.000	0.000	0.000
5408865	240	20.00	100.00	10.750	7/1/2003	6/1/2023	290.36	28,600.00	28,600.00	28,565.85	FXD	0.000	0.000	0.000	0.000
5408893	360	80.00	95.00	5.875	7/1/2003	6/1/2033	2247.84	380,000.00	380,000.00	379,612.56	ARM	4.990	11.875	5.875	1.000
5409107	360	80.00	99.04	6.750	6/1/2003	5/1/2033	2724.11	420,000.00	419,638.38	419,274.75	ARM	4.750	12.750	6.750	1.000
5409545	360	90.00	0.00	8.100	7/1/2003	6/1/2033	4062.71	548,460.00	548,460.00	548,099.40	FXD	0.000	0.000	0.000	0.000
5409843	360	80.00	100.00	6.200	7/1/2003	6/1/2033	2008.6	328,000.00	328,000.00	327,685.77	ARM	4.990	12.200	6.200	1.000
5409933	360	80.00	94.84	7.100	7/1/2003	6/1/2033	3661.24	544,800.00	544,800.00	544,362.16	ARM	4.990	13.100	7.100	1.000
5409974	360	77.60	0.00	6.500	7/1/2003	6/1/2033	2428.67	395,000.00	394,642.91	394,642.91	FXD	0.000	0.000	0.000	0.000
5410087	360	61.82	0.00	6.950	7/1/2003	6/1/2033	2647.8	400,000.00	400,000.00	399,668.87	ARM	4.990	12.950	6.950	1.000
5410519	360	70.00	0.00	7.700	7/1/2003	6/1/2033	2545.27	357,000.00	357,000.00	356,745.48	FXD	0.000	0.000	0.000	0.000
5410527	360	80.00	0.00	7.750	7/1/2003	6/1/2033	3920.71	547,200.00	547,200.00	546,813.79	ARM	4.990	13.750	7.750	1.000
5410667	360	79.68	0.00	7.650	7/1/2003	6/1/2033	2685.57	378,500.00	378,500.00	378,227.42	ARM	4.990	13.650	7.650	1.000
5410972	360	80.00	100.00	6.425	7/1/2003	6/1/2033	2132.29	340,000.00	339,688.13	339,688.13	ARM	4.990	12.425	6.425	1.000
5411111	360	80.00	100.00	6.600	7/1/2003	6/1/2033	2140.79	335,200.00	334,902.81	334,902.81	ARM	4.990	12.600	6.600	1.000
5411327	360	80.00	99.54	7.250	7/1/2003	6/1/2033	2379.44	348,800.00	348,800.00	348,527.89	ARM	4.990	13.250	7.250	1.000
5411335	360	74.48	0.00	6.750	7/1/2003	6/1/2033	3502.43	540,000.00	540,000.00	539,535.07	ARM	5.990	12.750	6.750	1.000
5411459	360	80.00	0.00	6.100	7/1/2003	6/1/2033	4120.76	680,000.00	679,335.81	679,335.81	ARM	4.990	12.100	6.100	1.000
5411582	360	85.00	0.00	7.600	7/1/2003	6/1/2033	2956.27	418,500.00	418,500.00	418,208.98	ARM	5.750	13.600	7.600	1.000
5411821	360	88.39	0.00	7.400	7/1/2003	6/1/2033	3427.29	495,000.00	495,000.00	494,625.21	ARM	5.990	13.400	7.400	1.000
5412358	360	88.00	0.00	6.850	7/1/2003	6/1/2033	4601.67	695,200.00	694,824.50	694,824.50	FXD	0.000	0.000	0.000	0.000
5412488	360	95.00	0.00	6.950	7/1/2003	6/1/2033	2578.29	389,500.00	389,500.00	389,177.56	ARM	4.250	12.950	6.950	1.000
5412812	360	80.00	94.91	6.125	7/1/2003	6/1/2033	2680.96	441,229.00	441,229.00	440,800.15	ARM	4.750	12.125	6.125	1.000
5413240	240	20.00	100.00	10.750	7/1/2003	6/1/2023	294.22	28,980.00	28,945.39	28,945.39	FXD	0.000	0.000	0.000	0.000
5413265	360	80.00	100.00	6.600	7/1/2003	6/1/2033	2156.28	337,620.00	337,312.17	337,312.17	ARM	4.990	12.600	6.600	1.000
5413646	360	70.00	0.00	7.125	7/1/2003	6/1/2033	2386.32	354,200.00	353,916.74	353,916.74	FXD	0.000	0.000	0.000	0.000
5413711	360	80.00	100.00	6.600	7/1/2003	6/1/2033	2171.44	340,000.00	339,698.56	339,698.56	ARM	4.990	12.600	6.600	1.000
5413851	240	20.00	100.00	10.750	7/1/2003	6/1/2023	178.69	17,600.00	17,600.00	17,578.98	FXD	0.000	0.000	0.000	0.000
5414379	360	90.00	0.00	5.900	7/1/2003	6/1/2033	2055.22	348,500.00	348,500.00	348,148.41	FXD	0.000	0.000	0.000	0.000
5414396	360	74.29	0.00	6.750	7/1/2003	6/1/2033	4215.89	650,000.00	650,000.00	649,440.38	FXD	0.000	0.000	0.000	0.000
5414438	360	80.00	0.00	6.500	8/1/2003	7/1/2033	2452.43	368,000.00	368,000.00	368,000.00	FXD	0.000	0.000	0.000	0.000
5414495	180	60.00	0.00	13.650	7/1/2003	6/1/2018	400.35	30,600.00	30,600.00	30,547.73	FXD	0.000	0.000	0.000	0.000
5414537	360	80.00	0.00	5.750	7/1/2003	6/1/2033	2684.44	460,000.00	460,000.00	459,519.73	ARM	4.750	11.750	5.750	1.000
5414586	360	80.00	95.00	6.125	7/1/2003	6/1/2033	2114.48	348,000.00	348,000.00	347,661.78	ARM	4.750	12.125	6.125	1.000
5414735	360	80.00	100.00	5.350	7/1/2003	6/1/2033	2233.65	400,000.00	399,549.68	399,549.68	ARM	4.990	11.350	5.350	1.000
5415153	360	95.00	0.00	8.050	7/1/2003	6/1/2033	3207.79	435,100.00	435,100.00	434,811.01	FXD	0.000	0.000	0.000	0.000
5415328	360	80.00	100.00	6.050	7/1/2003	6/1/2033	2543.68	422,000.00	422,000.00	421,583.90	ARM	4.990	12.050	6.050	1.000
5415484	360	80.00	100.00	7.900	7/1/2003	6/1/2033	4506.2	620,000.00	620,000.00	619,575.47	FXD	0.000	0.000	0.000	0.000
5415518	360	80.00	100.00	6.600	7/1/2003	6/1/2033	2350.37	368,000.00	368,000.00	367,673.73	ARM	4.990	12.600	6.600	1.000
5415641	360	90.00	0.00	7.800	7/1/2003	6/1/2033	6478.84	900,000.00	900,000.00	899,371.16	ARM	5.990	13.800	7.800	1.000
5415706	360	78.86	0.00	6.375	7/1/2003	6/1/2033	2164.83	347,000.00	347,000.00	346,678.61	FXD	0.000	0.000	0.000	0.000
5415785	360	80.00	100.00	7.100	7/1/2003	6/1/2033	4104.64	610,780.00	610,780.00	610,289.14	ARM	4.990	13.100	7.100	1.000
5415872	360	51.81	0.00	8.550	7/1/2003	6/1/2033	3089.84	400,000.00	399,760.16	399,760.16	ARM	5.990	14.550	8.550	1.000
5415914	360	80.00	0.00	10.750	8/1/2003	7/1/2033	3659.25	392,000.00	392,000.00	392,000.00	ARM	6.750	16.750	10.750	1.000
5416003	360	80.00	100.00	6.200	7/1/2003	6/1/2033	2449.88	400,000.00	399,616.79	399,616.79	FXD	0.000	0.000	0.000	0.000
5416136	360	64.50	0.00	6.250	7/1/2003	6/1/2033	2581.4	419,250.00	419,250.00	418,852.18	FXD	0.000	0.000	0.000	0.000
5416250	360	80.00	0.00	6.250	7/1/2003	6/1/2033	2832.3	460,000.00	459,563.53	459,563.53	ARM	4.250	12.250	6.250	1.000
5416432	360	80.00	0.00	7.850	7/1/2003	6/1/2033	4495.68	621,520.00	621,520.00	621,090.10	ARM	4.990	13.850	7.850	1.000
5416465	360	80.00	100.00	6.800	7/1/2003	6/1/2033	2555.03	391,920.00	391,920.00	391,585.85	ARM	4.990	12.800	6.800	1.000
5416482	360	85.00	0.00	8.990	7/1/2003	6/1/2033	3314.1	412,250.00	412,250.00	412,074.34	ARM	5.990	14.990	8.990	1.000
5416490	360	84.94	0.00	8.300	7/1/2003	6/1/2033	4256.58	564,000.00	563,644.01	563,644.01	ARM	4.990	14.300	8.300	1.000
5416607	360	80.00	0.00	5.750	7/1/2003	6/1/2033	2917.87	500,000.00	500,000.00	499,477.96	ARM	4.250	11.750	5.750	1.000
5416706	360	90.00	87.87	8.700	7/1/2003	6/1/2033	5638.56	720,000.00	720,000.00	719,581.44	FXD	0.000	0.000	0.000	0.000
5416771	360	80.00	100.00	6.600	7/1/2003	6/1/2033	2554.64	400,000.00	399,645.36	399,645.36	ARM	4.990	12.600	6.600	1.000
5416797	360	85.00	0.00	6.430	7/1/2003	6/1/2033	2073.58	331,500.00	331,500.00	331,196.44	ARM	4.250	12.430	6.430	1.000
5417639	240	20.00	100.00	10.990	7/1/2003	6/1/2023	352.78	34,200.00	34,200.00	34,160.44	FXD	0.000	0.000	0.000	0.000
5417829	360	90.00	0.00	7.750	7/1/2003	6/1/2033	2804.76	391,500.00	391,500.00	391,223.68	ARM	4.250	13.750	7.750	1.000
5417878	360	90.00	0.00	8.000	7/1/2003	6/1/2033	3203.89	436,500.00	436,500.00	436,207.11	ARM	4.990	14.000	8.000	1.000
5418348	360	80.00	100.00	6.450	7/1/2003	6/1/2033	2741.5	436,000.00	436,000.00	435,602.00	ARM	4.990	12.450	6.450	1.000
5418587	360	90.00	0.00	8.900	7/1/2003	6/1/2033	3444.84	432,000.00	432,000.00	431,759.06	ARM	5.750	14.900	8.900	1.000
5418595	360	87.26	0.00	7.500	7/1/2003	6/1/2033	4391.07	628,000.00	628,000.00	627,533.93	ARM	5.750	13.500	7.500	1.000
5418835	360	80.00	100.00	6.175	7/1/2003	6/1/2033	2003.58	328,000.00	327,684.24	327,684.24	ARM	4.990	12.175	6.175	1.000
5418850	360	67.88	0.00	6.000	7/1/2003	6/1/2033	3357.49	560,000.00	560,000.00	559,442.51	FXD	0.000	0.000	0.000	0.000
5419288	360	80.00	100.00	6.700	7/1/2003	6/1/2033	2297.18	356,000.00	355,690.48	355,690.48	ARM	4.990	12.700	6.700	1.000
5419312	360	49.78	0.00	5.375	7/1/2003	6/1/2033	2855.65	510,000.00	509,428.53	509,428.53	ARM	4.250	11.375	5.375	1.000
5419494	360	85.00	0.00	6.900	8/1/2003	7/1/2033	2239.24	340,000.00	340,000.00	340,000.00	ARM	4.250	12.900	6.900	1.000
5419544	240	20.00	100.00	9.750	7/1/2003	6/1/2023	159.36	16,800.00	16,777.14	16,777.14	FXD	0.000	0.000	0.000	0.000
5419825	180	20.00	100.00	10.500	7/1/2003	6/1/2018	328.31	29,700.00	29,631.57	29,631.57	FXD	0.000	0.000	0.000	0.000
5420136	240	20.00	100.00	10.750	7/1/2003	6/1/2023	710.67	70,000.00	70,000.00	69,916.41	FXD	0.000	0.000	0.000	0.000
5420326	240	20.00	100.00	11.250	7/1/2003	6/1/2023	270.71	25,800.00	25,800.00	25,771.17	FXD	0.000	0.000	0.000	0.000
5420368	360	69.56	74.34	6.250	7/1/2003	6/1/2033	3854.39	626,000.00	626,000.00	625,406.03	FXD	0.000	0.000	0.000	0.000
5420650	360	87.05	0.00	7.560	7/1/2003	6/1/2033	2383.16	339,000.00	339,000.00	338,751.61	ARM	4.990	13.560	7.560	1.000
5420914	360	64.29	0.00	5.500	8/1/2003	7/1/2033	2555.06	450,000.00	450,000.00	450,000.00	FXD	0.000	0.000	0.000	0.000
5421088	360	80.00	100.00	6.600	7/1/2003	6/1/2033	2094.81	328,000.00	328,000.00	327,709.19	ARM	4.990	12.600	6.600	1.000
5421375	360	52.35	0.00	6.375	7/1/2003	6/1/2033	2776.23	445,000.00	444,587.83	444,587.83	ARM	4.750	12.375	6.375	1.000
5421516	360	90.00	0.00	9.600	7/1/2003	6/1/2033	4809.07	567,000.00	567,000.00	566,726.93	ARM	5.750	15.600	9.600	1.000
5421649	240	20.00	100.00	11.950	7/1/2003	6/1/2023	129.85	11,800.00	11,800.00	11,788.05	FXD	0.000	0.000	0.000	0.000
5421706	240	20.00	100.00	10.750	7/1/2003	6/1/2023	223.36	22,000.00	21,973.72	21,973.72	FXD	0.000	0.000	0.000	0.000
5421821	360	75.00	0.00	5.875	7/1/2003	6/1/2033	2839.38	480,000.00	479,350.00	479,350.00	FXD	0.000	0.000	0.000	0.000

LOAN NUMBER	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE
5399373	1.000	6/1/2005	REFI-NO CASHOUT	8.600	Stated	A-	542	770,000.00	0	1	5/8/2003
5399431	0.000		PURCHASE	11.600	Full	A	601	135,000.00	140,000	2	5/19/2003
5399555	1.000	6/1/2005	PURCHASE	5.600	Full	A	690	545,000.00	545,000	1	5/16/2003
5399594	1.000	6/1/2005	REFI-CASH OUT	7.250	Full	A-	583	865,000.00	0	1	5/5/2003
5399761	1.000	6/1/2005	REFI-CASH OUT	7.150	Stated	B	547	630,000.00	0	1	5/9/2003
5400015	1.000	6/1/2005	REFI-CASH OUT	6.650	Full	AA	631	410,000.00	0	1	5/21/2003
5400114	1.000	5/1/2005	REFI-CASH OUT	6.750	Full	A	627	515,000.00	0	1	4/9/2003
5400127	0.000		REFI-CASH OUT	6.500	Full	AA	627	555,000.00	0	1	6/27/2003
5400437	1.000	6/1/2005	REFI-NO CASHOUT	8.550	Full	B	551	850,000.00	0	1	5/29/2003
5400565	1.000	5/1/2005	PURCHASE	7.400	Stated	A	636	875,000.00	875,000	1	4/30/2003
5401195	0.000		PURCHASE	8.325	Full	A	635	611,000.00	527,000	1	4/30/2003
5401252	1.000	6/1/2005	REFI-CASH OUT	6.550	Full	A	642	550,000.00	0	1	5/20/2003
5401282	1.000	6/1/2005	PURCHASE	6.600	Full	AA	653	376,000.00	375,950	1	5/21/2003
5401310	1.000	6/1/2005	REFI-CASH OUT	5.625	Stated	AA	670	420,000.00	0	1	5/16/2003
5401421	1.000	6/1/2005	PURCHASE	7.300	Stated	A	678	493,000.00	490,000	1	5/22/2003
5401484	1.000	6/1/2005	PURCHASE	5.625	Stated	AA	706	533,000.00	525,000	1	5/9/2003
5401583	1.000	6/1/2005	PURCHASE	6.850	Stated	A	624	440,000.00	439,000	1	5/9/2003
5401742	1.000	6/1/2005	PURCHASE	6.250	Stated	A	706	498,000.00	498,000	1	5/15/2003
5401849	1.000	6/1/2005	REFI-CASH OUT	6.700	Stated	A	601	505,000.00	0	1	5/7/2003
5401856	1.000	6/1/2005	PURCHASE	6.550	Full	A	656	650,000.00	650,000	1	5/29/2003
5402078	1.000	6/1/2005	PURCHASE	6.700	Stated	A	682	475,000.00	472,500	1	5/13/2003
5402128	1.000	6/1/2005	REFI-CASH OUT	8.250	Stated	B	573	475,000.00	0	1	5/30/2003
5402177	1.000	6/1/2005	REFI-CASH OUT	6.990	Full	A-	564	1,000,000.00	0	1	5/28/2003
5402482	1.000	6/1/2005	REFI-CASH OUT	8.650	Full	B	525	600,000.00	0	1	5/23/2003
5402490	1.000	6/1/2005	PURCHASE	6.700	Stated	A	666	540,000.00	540,000	1	5/16/2003
5402532	1.000	6/1/2005	PURCHASE	6.100	Stated	A	689	600,000.00	600,000	1	5/18/2003
5402615	1.000	6/1/2005	PURCHASE	6.900	Full	A	678	455,000.00	454,910	1	5/28/2003
5402714	1.000	6/1/2005	REFI-CASH OUT	9.000	Full	A-	540	785,000.00	0	1	5/18/2003
5402995	0.000		PURCHASE	10.750	Stated	A	708	195,000.00	195,000	2	5/29/2003
5403035	1.000	6/1/2005	REFI-CASH OUT	7.850	Limited	A	618	406,000.00	0	1	5/28/2003
5403183	1.000	6/1/2005	PURCHASE	6.200	Stated	A	682	433,000.00	433,000	1	5/9/2003
5403225	1.000	5/1/2005	PURCHASE	6.750	Stated	AA	723	450,000.00	440,000	1	5/7/2003
5403233	0.000		REFI-CASH OUT	14.000	Stated	C	519	66,000.00	0	1	5/28/2003
5403548	1.000	6/1/2005	REFI-CASH OUT	7.990	Full	B	556	380,000.00	0	1	5/22/2003
5403571	1.000	6/1/2005	REFI-CASH OUT	6.850	Stated	A	625	475,000.00	0	1	5/14/2003
5403638	0.000		PURCHASE	10.750	Stated	A	685	212,000.00	212,000	2	5/12/2003
5403654	0.000		REFI-NO CASHOUT	6.400	Full	A-	555	514,000.00	0	1	5/12/2003
5403753	1.000	6/1/2005	REFI-NO CASHOUT	7.850	Limited	A	606	415,000.00	0	1	6/3/2003
5404165	1.000	6/1/2005	PURCHASE	5.625	Stated	AA	683	460,000.00	460,000	1	5/31/2003
5404215	0.000		REFI-CASH OUT	6.375	Full	AA	694	450,000.00	0	1	5/27/2003
5404405	0.000		REFI-CASH OUT	7.850	Stated	A	683	520,000.00	0	1	5/19/2003
5404413	1.000	6/1/2005	REFI-CASH OUT	6.750	Full	AA	645	436,000.00	0	1	5/29/2003
5404512	0.000		PURCHASE	11.750	Stated	A	653	305,000.00	304,125	2	5/14/2003
5404579	0.000		PURCHASE	10.750	Stated	A	745	138,000.00	136,800	2	5/8/2003
5404744	1.000	7/1/2005	REFI-CASH OUT	8.550	Full	A-	526	435,900.00	0	1	6/9/2003
5404801	1.000	7/1/2005	REFI-CASH OUT	6.700	Stated	A-	596	485,000.00	0	1	6/16/2003
5405089	0.000		PURCHASE	11.250	Full	A	621	228,000.00	225,000	2	5/30/2003
5405352	0.000		PURCHASE	9.500	Stated	AA	740	404,000.00	398,000	2	5/21/2003
5405378	1.000	6/1/2005	PURCHASE	7.650	Full	A	606	865,000.00	860,000	1	5/15/2003
5405717	1.000	6/1/2005	REFI-NO CASHOUT	7.400	Full	A-	514	640,000.00	0	1	5/30/2003
5405899	1.000	7/1/2005	REFI-CASH OUT	8.600	Full	A-	613	403,000.00	0	1	6/10/2003
5406103	1.000	6/1/2005	REFI-CASH OUT	8.810	Full	C	565	555,000.00	0	1	5/30/2003
5406483	1.000	6/1/2005	PURCHASE	6.600	Full	A	637	453,000.00	453,910	1	5/29/2003
5406525	1.000	5/1/2005	PURCHASE	5.600	Stated	A	743	430,000.00	444,000	1	4/30/2003
5406773	1.000	6/1/2005	PURCHASE	6.350	Stated	A	659	418,000.00	418,000	1	6/2/2003
5406813	1.000	7/1/2005	PURCHASE	6.100	Stated	A	680	562,681.00	553,681	1	6/24/2003
5406847	1.000	6/1/2005	PURCHASE	7.100	Stated	A	683	480,000.00	480,000	1	5/15/2003
5406896	1.000	6/1/2005	PURCHASE	7.150	Stated	A	717	415,000.00	415,000	1	5/13/2003
5407143	1.000	6/1/2005	PURCHASE	6.100	Stated	A	754	459,000.00	459,000	1	5/21/2003
5407184	1.000	5/1/2005	PURCHASE	6.350	Stated	A	691	500,000.00	500,000	1	5/6/2003
5407603	1.000	6/1/2005	REFI-CASH OUT	8.850	Full	A-	518	470,000.00	0	1	5/22/2003
5407829	0.000		REFI-CASH OUT	7.600	Full	A	650	692,000.00	0	1	5/20/2003
5408779	0.000		REFI-CASH OUT	6.500	Full	AA	616	575,000.00	0	1	5/28/2003
5408865	0.000		PURCHASE	10.750	Full	A	656	143,000.00	143,000	2	5/7/2003
5408893	1.000	6/1/2005	PURCHASE	5.875	Stated	A	693	475,000.00	475,000	1	5/12/2003
5409107	1.000	5/1/2005	PURCHASE	6.750	Stated	A	682	525,000.00	525,000	1	5/2/2003
5409545	0.000		REFI-CASH OUT	8.100	Full	A-	611	609,400.00	0	1	5/29/2003
5409843	1.000	6/1/2005	PURCHASE	6.200	Stated	A	667	410,000.00	410,000	1	5/19/2003
5409933	1.000	6/1/2005	PURCHASE	7.100	Stated	A	686	681,000.00	681,000	1	6/2/2003
5409974	0.000		REFI-CASH OUT	6.500	Stated	AA	644	509,000.00	0	1	5/13/2003
5410087	1.000	6/1/2005	REFI-CASH OUT	6.950	Stated	A	614	647,000.00	0	1	5/22/2003
5410519	0.000		REFI-CASH OUT	7.700	Stated	A	626	510,000.00	0	1	5/30/2003
5410527	1.000	6/1/2005	PURCHASE	7.750	Full	A	618	684,000.00	684,000	1	5/20/2003
5410667	1.000	6/1/2005	REFI-NO CASHOUT	7.650	Stated	A	616	475,000.00	0	1	5/16/2003
5410972	1.000	6/1/2005	PURCHASE	6.425	Stated	A	650	425,000.00	425,000	1	5/29/2003
5411111	1.000	6/1/2005	PURCHASE	6.600	Stated	A	702	419,000.00	419,000	1	5/14/2003
5411327	1.000	6/1/2005	PURCHASE	7.250	Stated	A	665	436,000.00	436,000	1	5/30/2003
5411335	1.000	6/1/2005	REFI-NO CASHOUT	6.750	Stated	B	587	725,000.00	0	1	5/30/2003
5411459	1.000	6/1/2005	PURCHASE	6.100	Full	A	613	850,000.00	850,000	1	5/27/2003
5411582	1.000	6/1/2005	REFI-CASH OUT	7.600	Full	A-	566	490,000.00	0	1	5/21/2003
5411821	1.000	6/1/2005	REFI-CASH OUT	7.400	Full	A-	575	560,000.00	0	1	5/16/2003
5412358	0.000		REFI-CASH OUT	6.850	Full	A	612	790,000.00	0	1	5/20/2003
5412488	1.000	6/1/2005	PURCHASE	6.950	Stated	AA	691	435,000.00	410,000	1	6/5/2003
5412812	1.000	6/1/2005	PURCHASE	6.125	Stated	AA	758	552,057.00	551,537	1	5/8/2003
5413240	0.000		PURCHASE	10.750	Stated	A	736	147,000.00	144,900	2	5/20/2003
5413265	1.000	6/1/2005	PURCHASE	6.600	Stated	A	658	422,000.00	427,000	1	5/9/2003
5413646	0.000		REFI-CASH OUT	7.125	Stated	AA	780	506,000.00	0	1	5/21/2003
5413711	1.000	6/1/2005	PURCHASE	6.600	Stated	A	694	425,000.00	425,000	1	5/6/2003
5413851	0.000		PURCHASE	10.750	Stated	A	710	90,000.00	88,000	2	5/14/2003
5414379	0.000		PURCHASE	5.900	Full	A	648	385,000.00	385,000	1	5/9/2003
5414396	0.000		REFI-CASH OUT	6.750	Stated	AA	627	875,000.00	0	1	5/23/2003
5414438	0.000		REFI-NO CASHOUT	6.500	Stated	AA	656	465,000.00	0	1	6/19/2003
5414495	0.000		REFI-CASH OUT	13.650	Stated	C	508	51,000.00	0	1	5/28/2003
5414537	1.000	6/1/2005	REFI-CASH OUT	5.750	Stated	AA	713	575,000.00	0	1	5/15/2003
5414586	1.000	6/1/2005	PURCHASE	6.125	Stated	AA	802	435,000.00	435,000	1	5/14/2003
5414735	1.000	6/1/2005	PURCHASE	5.350	Full	A	639	500,000.00	500,000	1	5/30/2003
5415153	0.000		REFI-CASH OUT	8.050	Stated	AA	664	458,000.00	0	1	5/21/2003
5415328	1.000	6/1/2005	PURCHASE	6.050	Full	A	640	528,000.00	527,500	1	5/22/2003
5415484	0.000		PURCHASE	7.900	Full	A	627	780,000.00	775,000	1	5/23/2003
5415518	1.000	6/1/2005	PURCHASE	6.600	Stated	A	676	460,000.00	460,000	1	5/23/2003
5415641	1.000	6/1/2005	REFI-CASH OUT	7.800	Full	B	606	1,000,000.00	0	1	6/4/2003
5415706	0.000		REFI-NO CASHOUT	6.375	Stated	AA	660	440,000.00	0	1	5/29/2003
5415785	1.000	6/1/2005	PURCHASE	7.100	Full	A	753	768,000.00	763,475	1	5/8/2003
5415872	1.000	6/1/2005	REFI-CASH OUT	8.550	Stated	B	575	772,000.00	0	1	5/19/2003
5415914	1.000	7/1/2005	REFI-CASH OUT	10.750	Full	C	516	490,000.00	0	1	6/30/2003
5416003	0.000		PURCHASE	6.200	Stated	A	665	550,000.00	500,000	1	5/30/2003
5416136	0.000		REFI-CASH OUT	6.250	Full	A	608	650,000.00	0	1	5/28/2003
5416250	1.000	6/1/2005	REFI-CASH OUT	6.250	Stated	AA	770	575,000.00	0	1	5/14/2003
5416432	1.000	6/1/2005	PURCHASE	7.850	Stated	A	635	865,000.00	776,900	1	5/9/2003
5416465	1.000	6/1/2005	PURCHASE	6.800	Stated	A	652	490,000.00	489,900	1	5/30/2003
5416482	1.000	6/1/2005	REFI-NO CASHOUT	8.990	Limited	B	0	485,000.00	0	1	5/29/2003
5416490	1.000	6/1/2005	REFI-CASH OUT	8.300	Full	A	632	664,000.00	0	1	5/18/2003
5416607	1.000	6/1/2005	REFI-CASH OUT	5.750	Stated	AA	683	625,000.00	0	1	5/29/2003
5416706	0.000		REFI-CASH OUT	8.700	Full	A	620	800,000.00	0	1	6/23/2003
5416771	1.000	6/1/2005	PURCHASE	6.600	Stated	A	606	500,000.00	500,000	1	5/15/2003
5416797	1.000	6/1/2005	REFI-CASH OUT	6.400	Stated	AA	772	390,000.00	0	1	6/13/2003
5417639	0.000		PURCHASE	10.990	Stated	A	676	171,000.00	171,000	2	5/16/2003
5417829	1.000	6/1/2005	REFI-CASH OUT	7.750	Stated	AA	692	435,000.00	0	1	5/23/2003
5417878	1.000	6/1/2005	PURCHASE	8.000	Full	A	618	528,000.00	485,000	1	5/29/2003
5418348	1.000	6/1/2005	PURCHASE	6.450	Stated	A	691	545,000.00	550,000	1	5/15/2003
5418587	1.000	6/1/2005	PURCHASE	8.900	Full	A-	520	480,000.00	480,000	1	5/20/2003
5418595	1.000	6/1/2005	REFI-CASH OUT	7.500	Full	A-	562	703,529.00	0	1	5/29/2003
5418835	1.000	6/1/2005	PURCHASE	6.175	Full	A	651	412,000.00	410,000	1	5/29/2003
5418850	0.000		REFI-CASH OUT	6.000	Stated	AA	614	825,000.00	0	1	5/21/2003
5419288	1.000	6/1/2005	PURCHASE	6.700	Stated	A	672	445,000.00	445,000	1	5/20/2003
5419312	1.000	6/1/2005	REFI-CASH OUT	5.375	Stated	AA	681	1,025,000.00	0	1	5/15/2003
5419494	1.000	7/1/2005	REFI-CASH OUT	6.900	Stated	AA	608	400,000.00	0	1	6/19/2003
5419544	0.000		PURCHASE	9.750	Full	A	714	93,000.00	84,000	2	5/21/2003
5419825	0.000		PURCHASE	10.500	Stated	A	726	149,000.00	148,500	2	5/8/2003
5420136	0.000		PURCHASE	10.750	Stated	A	716	355,000.00	350,000	2	5/21/2003
5420326	0.000		PURCHASE	11.250	Full	A	637	130,000.00	129,000	2	5/6/2003
5420368	0.000		REFI-NO CASHOUT	6.250	Stated	AA	654	900,000.00	0	1	5/29/2003
5420650	1.000	6/1/2006	REFI-CASH OUT	7.560	Full	A	608	388,000.00	0	1	5/22/2003
5420914	0.000		REFI-NO CASHOUT	5.500	Full	AA	796	700,000.00	0	1	6/25/2003
5421088	1.000	6/1/2005	PURCHASE	6.600	Full	A	802	410,000.00	410,000	1	5/15/2003
5421375	1.000	6/1/2005	REFI-CASH OUT	6.375	Stated	AA	665	850,000.00	0	1	5/20/2003
5421516	1.000	6/1/2005	REFI-CASH OUT	9.600	Full	A-	565	630,000.00	0	1	5/16/2003
5421649	0.000		PURCHASE	11.950	Full	A	618	60,000.00	59,000	2	5/14/2003
5421706	0.000		PURCHASE	10.750	Stated	A	746	135,000.00	110,000	2	5/30/2003
5421821	0.000		REFI-CASH OUT	5.875	Full	A	618	640,000.00	0	1	5/21/2003

LOAN NUMBER	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5399373	359	6/1/2003	Group II	6 MO LIBOR	6	N
5399431	239	6/1/2003	Group II	6 MO LIBOR	6	N
5399555	359	7/1/2003	Group II	6 MO LIBOR	6	N
5399594	359	6/1/2003	Group II	6 MO LIBOR	6	N
5399761	359	6/1/2003	Group II	6 MO LIBOR	6	N
5400015	359	6/1/2003	Group II	6 MO LIBOR	6	N
5400114	358	6/1/2003	Group II	6 MO LIBOR	6	N
5400127	360	7/1/2003	Group II	6 MO LIBOR	6	N
5400437	359	6/1/2003	Group II	6 MO LIBOR	6	N
5400565	358	6/1/2003	Group II	6 MO LIBOR	6	N
5401195	298	7/1/2003	Group II	6 MO LIBOR	6	N
5401252	359	6/1/2003	Group II	6 MO LIBOR	6	N
5401282	359	6/1/2003	Group II	6 MO LIBOR	6	N
5401310	359	7/1/2003	Group II	6 MO LIBOR	6	N
5401421	359	6/1/2003	Group II	6 MO LIBOR	6	N
5401484	359	7/1/2003	Group II	6 MO LIBOR	6	N
5401583	359	7/1/2003	Group II	6 MO LIBOR	6	N
5401742	359	6/1/2003	Group II	6 MO LIBOR	6	N
5401849	359	7/1/2003	Group II	6 MO LIBOR	6	N
5401856	359	7/1/2003	Group II	6 MO LIBOR	6	N
5402078	359	7/1/2003	Group II	6 MO LIBOR	6	N
5402128	359	6/1/2003	Group II	6 MO LIBOR	6	N
5402177	359	6/1/2003	Group II	6 MO LIBOR	6	N
5402482	359	6/1/2003	Group II	6 MO LIBOR	6	N
5402490	359	6/1/2003	Group II	6 MO LIBOR	6	N
5402532	359	6/1/2003	Group II	6 MO LIBOR	6	N
5402615	359	6/1/2003	Group II	6 MO LIBOR	6	N
5402714	359	6/1/2003	Group II	6 MO LIBOR	6	N
5402995	239	7/1/2003	Group II	6 MO LIBOR	6	N
5403035	359	6/1/2003	Group II	6 MO LIBOR	6	N
5403183	359	7/1/2003	Group II	6 MO LIBOR	6	N
5403225	358	7/1/2003	Group II	6 MO LIBOR	6	N
5403233	359	6/1/2003	Group II	6 MO LIBOR	6	N
5403548	359	7/1/2003	Group II	6 MO LIBOR	6	N
5403571	359	6/1/2003	Group II	6 MO LIBOR	6	N
5403638	239	6/1/2003	Group II	6 MO LIBOR	6	N
5403654	359	7/1/2003	Group II	6 MO LIBOR	6	N
5403753	359	6/1/2003	Group II	6 MO LIBOR	6	N
5404165	359	6/1/2003	Group II	6 MO LIBOR	6	N
5404215	359	6/1/2003	Group II	6 MO LIBOR	6	N
5404405	359	6/1/2003	Group II	6 MO LIBOR	6	N
5404413	359	6/1/2003	Group II	6 MO LIBOR	6	N
5404512	239	6/1/2003	Group II	6 MO LIBOR	6	N
5404579	239	7/1/2003	Group II	6 MO LIBOR	6	N
5404744	360	7/1/2003	Group II	6 MO LIBOR	6	N
5404801	360	7/1/2003	Group II	6 MO LIBOR	6	N
5405089	239	7/1/2003	Group II	6 MO LIBOR	6	N
5405352	179	6/1/2003	Group II	6 MO LIBOR	6	N
5405378	359	6/1/2003	Group II	6 MO LIBOR	6	N
5405717	359	6/1/2003	Group II	6 MO LIBOR	6	N
5405899	360	7/1/2003	Group II	6 MO LIBOR	6	N
5406103	359	7/1/2003	Group II	6 MO LIBOR	6	N
5406483	359	7/1/2003	Group II	6 MO LIBOR	6	N
5406525	358	6/1/2003	Group II	6 MO LIBOR	6	N
5406773	359	6/1/2003	Group II	6 MO LIBOR	6	N
5406813	360	7/1/2003	Group II	6 MO LIBOR	6	N
5406847	359	7/1/2003	Group II	6 MO LIBOR	6	N
5406896	359	6/1/2003	Group II	6 MO LIBOR	6	N
5407143	359	7/1/2003	Group II	6 MO LIBOR	6	N
5407184	358	6/1/2003	Group II	6 MO LIBOR	6	N
5407603	359	6/1/2003	Group II	6 MO LIBOR	6	N
5407829	359	6/1/2003	Group II	6 MO LIBOR	6	N
5408779	359	7/1/2003	Group II	6 MO LIBOR	6	N
5408865	239	6/1/2003	Group II	6 MO LIBOR	6	N
5408893	359	6/1/2003	Group II	6 MO LIBOR	6	N
5409107	358	6/1/2003	Group II	6 MO LIBOR	6	N
5409545	359	6/1/2003	Group II	6 MO LIBOR	6	N
5409843	359	6/1/2003	Group II	6 MO LIBOR	6	N
5409933	359	6/1/2003	Group II	6 MO LIBOR	6	N
5409974	359	7/1/2003	Group II	6 MO LIBOR	6	N
5410087	359	6/1/2003	Group II	6 MO LIBOR	6	N
5410519	359	6/1/2003	Group II	6 MO LIBOR	6	N
5410527	359	6/1/2003	Group II	6 MO LIBOR	6	N
5410667	359	6/1/2003	Group II	6 MO LIBOR	6	N
5410972	359	7/1/2003	Group II	6 MO LIBOR	6	N
5411111	359	7/1/2003	Group II	6 MO LIBOR	6	N
5411327	359	6/1/2003	Group II	6 MO LIBOR	6	N
5411335	359	6/1/2003	Group II	6 MO LIBOR	6	N
5411459	359	7/1/2003	Group II	6 MO LIBOR	6	N
5411582	359	6/1/2003	Group II	6 MO LIBOR	6	N
5411821	359	6/1/2003	Group II	6 MO LIBOR	6	N
5412358	359	7/1/2003	Group II	6 MO LIBOR	6	N
5412488	359	6/1/2003	Group II	6 MO LIBOR	6	N
5412812	359	6/1/2003	Group II	6 MO LIBOR	6	N
5413240	239	7/1/2003	Group II	6 MO LIBOR	6	N
5413265	359	7/1/2003	Group II	6 MO LIBOR	6	N
5413646	358	7/1/2003	Group II	6 MO LIBOR	6	N
5413711	359	7/1/2003	Group II	6 MO LIBOR	6	N
5413851	239	6/1/2003	Group II	6 MO LIBOR	6	N
5414379	359	6/1/2003	Group II	6 MO LIBOR	6	N
5414396	359	6/1/2003	Group II	6 MO LIBOR	6	N
5414438	360	7/1/2003	Group II	6 MO LIBOR	6	N
5414495	179	6/1/2003	Group II	6 MO LIBOR	6	N
5414537	359	6/1/2003	Group II	6 MO LIBOR	6	N
5414586	359	6/1/2003	Group II	6 MO LIBOR	6	N
5414735	359	7/1/2003	Group II	6 MO LIBOR	6	N
5415153	359	6/1/2003	Group II	6 MO LIBOR	6	N
5415328	359	6/1/2003	Group II	6 MO LIBOR	6	N
5415484	359	6/1/2003	Group II	6 MO LIBOR	6	N
5415518	359	6/1/2003	Group II	6 MO LIBOR	6	N
5415641	359	6/1/2003	Group II	6 MO LIBOR	6	N
5415706	359	6/1/2003	Group II	6 MO LIBOR	6	N
5415785	359	6/1/2003	Group II	6 MO LIBOR	6	N
5415872	359	7/1/2003	Group II	6 MO LIBOR	6	N
5415914	360	7/1/2003	Group II	6 MO LIBOR	6	N
5416003	359	7/1/2003	Group II	6 MO LIBOR	6	N
5416136	359	6/1/2003	Group II	6 MO LIBOR	6	N
5416250	359	7/1/2003	Group II	6 MO LIBOR	6	N
5416432	359	6/1/2003	Group II	6 MO LIBOR	6	N
5416465	359	6/1/2003	Group II	6 MO LIBOR	6	N
5416482	359	6/1/2003	Group II	6 MO LIBOR	6	N
5416490	359	7/1/2003	Group II	6 MO LIBOR	6	N
5416607	359	6/1/2003	Group II	6 MO LIBOR	6	N
5416706	359	6/1/2003	Group II	6 MO LIBOR	6	N
5416771	359	7/1/2003	Group II	6 MO LIBOR	6	N
5416797	359	6/1/2003	Group II	6 MO LIBOR	6	N
5417639	239	6/1/2003	Group II	6 MO LIBOR	6	N
5417829	359	6/1/2003	Group II	6 MO LIBOR	6	N
5417878	359	6/1/2003	Group II	6 MO LIBOR	6	N
5418348	359	6/1/2003	Group II	6 MO LIBOR	6	N
5418587	359	6/1/2003	Group II	6 MO LIBOR	6	N
5418595	359	6/1/2003	Group II	6 MO LIBOR	6	N
5418835	359	7/1/2003	Group II	6 MO LIBOR	6	N
5418850	359	6/1/2003	Group II	6 MO LIBOR	6	N
5419288	359	7/1/2003	Group II	6 MO LIBOR	6	N
5419312	359	7/1/2003	Group II	6 MO LIBOR	6	N
5419494	360	7/1/2003	Group II	6 MO LIBOR	6	N
5419544	239	7/1/2003	Group II	6 MO LIBOR	6	N
5419825	179	7/1/2003	Group II	6 MO LIBOR	6	N
5420136	239	6/1/2003	Group II	6 MO LIBOR	6	N
5420326	239	6/1/2003	Group II	6 MO LIBOR	6	N
5420368	359	6/1/2003	Group II	6 MO LIBOR	6	N
5420650	359	6/1/2003	Group II	6 MO LIBOR	6	N
5420914	360	7/1/2003	Group II	6 MO LIBOR	6	N
5421088	359	6/1/2003	Group II	6 MO LIBOR	6	N
5421375	359	7/1/2003	Group II	6 MO LIBOR	6	N
5421516	359	6/1/2003	Group II	6 MO LIBOR	6	N
5421649	239	6/1/2003	Group II	6 MO LIBOR	6	N
5421706	239	7/1/2003	Group II	6 MO LIBOR	6	N
5421821	359	7/1/2003	Group II	6 MO LIBOR	6	N

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV
5421830	74581315	WILMER	13081 WREATH PLACE	TUSTIN	CA	92780	OWNER-OCC	SFR	360	80.00	0.00
5422384	74581562	SCHAEFER	4289 OLMSTED ROAD	NEW ALBANY	OH	43054	OWNER-OCC	SFR	180	71.16	0.00
5422286	74581743	GARCIA	25 ARNOLD PALMER	SAN ANTONIO	TX	78257	OWNER-OCC	PUD	360	56.09	0.00
5422318	74581784	OTA	461 FAIRVIEW AVENUE #8	ARCADIA	CA	91007	OWNER-OCC	CONDO	360	80.00	100.00
5422588	74582065	MEJIA	1734 MASTIC STREET	SAN JOSE	CA	95110	OWNER-OCC	SFR	360	80.00	100.00
5422654	74582131	ROBERTSON	7342 W 88TH AVENUE	WESTMINSTER	CO	80021	OWNER-OCC	PUD	360	80.00	100.00
5422748	74582222	STERLING	4478 185TH AVENUE EAST	SUMNER	WA	98390	OWNER-OCC	SFR	360	90.00	0.00
5423207	74582677	NGUYEN	36908 PAPAYA STREET	NEWARK	CA	94560	OWNER-OCC	SFR	360	90.00	0.00
5423488	74582941	SEDIGH	13540 COLUMBET AVE	SAN MARTIN	CA	95046	OWNER-OCC	SFR	360	78.75	0.00
5423498	74582958	ARELLANO	2133 COMMODORE DRIVE	SAN JOSE	CA	95133	OWNER-OCC	SFR	360	80.00	0.00
5423744	74583204	NAVARRO	580 BISCAYNE COURT	MORGAN HILL	CA	95037	OWNER-OCC	SFR	360	80.00	100.00
5423600	74583360	SCHRADER	6721 NATALIE ROAD	CHINO HILLS	CA	91709	OWNER-OCC	SFR	360	90.00	0.00
5424072	74583535	GORMAN	621 BEVERLY DRIVE	SARASOTA	FL	34234	OWNER-OCC	SFR	360	90.00	0.00
5424180	74583647	LEE	35 WANDA STREET	SAN FRANCISCO	CA	94112	OWNER-OCC	SFR	360	80.00	90.00
5424247	74583708	HYODO	5044 DIAMOND HEIGHTS BLVD #12	SAN FRANCISCO	CA	94131	OWNER-OCC	CONDO	360	80.00	87.00
5424320	74583782	MASCARENAS	2500 CRYSTAL WAY	ANTIOCH	CA	94531	OWNER-OCC	SFR	360	80.00	0.00
5424411	74583873	MCLEAN	17282 BRAMBLE COURT	YORBA LINDA	CA	92886	OWNER-OCC	SFR	360	71.88	0.00
5424650	74584087	RIVERA	2847 & 2849 HARRISON STREET	SAN FRANCISCO	CA	94110	OWNER-OCC	2-4 UNITS	360	83.30	100.00
5424676	74584150	O'BRIEN	131 CANDELARIA	HELOTES	TX	78023	OWNER-OCC	PUD	360	80.00	0.00
5424833	74584289	DAZZIO	16109 E 6TH STREET	REDINGTON BEACH	FL	33708	OWNER-OCC	SFR	360	80.00	0.00
5424973	74584400	GACHO	258 ACACIA AVENUE	SAN BRUNO	CA	94066	OWNER-OCC	SFR	360	80.00	100.00
5425178	74584550	KEENER	8028 WINDERMERE DRIVE	BOERNE	TX	78015	OWNER-OCC	PUD	360	80.00	100.00
5425236	74584657	MIRANDA	2841 SW 132ND AVENUE	MIAMI	FL	33175	OWNER-OCC	SFR	360	80.00	95.00
5425277	74584699	GALLEGOS JR	1821 MUIRFIELD DRIVE	OXNARD	CA	93030	OWNER-OCC	SFR	360	80.00	0.00
5425426	74584830	HEATON	2108 VENICE DRIVE	SOUTH LAKE TAHOE	CA	96150	OWNER-OCC	SFR	360	70.00	0.00
5425434	74584848	O'REAR	6036 E KING COURT	PARKER	CO	80134	OWNER-OCC	PUD	360	90.00	0.00
5425442	74585282	STRATTON	13273 KIBBINGS ROAD	SAN DIEGO	CA	92130	OWNER-OCC	CONDO	360	80.00	100.00
5425508	74584954	ROSENBLUM	10468 LAUREL ROAD	DAVIE	FL	33328	OWNER-OCC	PUD	360	84.66	0.00
5425756	74585142	ZARINSEFAT	60 COTTAGE LANE	ALISO VIEJO	CA	92656	OWNER-OCC	CONDO	360	80.00	0.00
5425934	74585423	DIXON	5004 S CHARITON AVENUE	LOS ANGELES	CA	90056	OWNER-OCC	SFR	360	85.00	0.00
5426515	74585044	FOLAN	6000 W 81ST STREET	BRIDGEVIEW	IL	60455	OWNER-OCC	SFR	240	15.00	95.00

LOAN NUMBER	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY PNI	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE
5421830	8.800	7/1/2003	6/1/2033	2021.67	256,000.00	256,000.00	255,835.96	ARM	5.900	15.800	8.800	1.000	1.000	6/1/2005	REFI-CASH OUT
5422384	5.250	7/1/2003	6/1/2018	4690.83	583,500.00	583,500.00	581,382.18	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5422286	9.990	7/1/2003	6/1/2033	5796.22	661,041.00	661,041.00	660,747.85	ARM	5.990	15.990	9.990	1.000	1.000	6/1/2005	REFI-CASH OUT
5422318	7.500	7/1/2003	6/1/2033	2404.18	343,840.00	343,840.00	343,584.82	ARM	4.990	13.500	7.500	1.000	1.000	6/1/2005	PURCHASE
5422588	6.700	7/1/2003	6/1/2033	2374.63	368,000.00	367,680.04	367,680.04	ARM	4.990	12.700	6.700	1.000	1.000	6/1/2005	PURCHASE
5422654	6.100	7/1/2003	6/1/2033	2666.38	440,000.00	440,000.00	439,570.29	ARM	4.990	12.100	6.100	1.000	1.000	6/1/2005	PURCHASE
5422748	7.150	7/1/2003	6/1/2033	2978.53	441,000.00	441,000.00	440,649.08	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5423207	7.150	7/1/2003	6/1/2033	3160.91	468,000.00	467,627.59	467,627.59	ARM	4.990	13.150	7.150	1.000	1.000	6/1/2005	REFI-CASH OUT
5423488	6.850	7/1/2003	6/1/2033	4128.14	630,000.00	630,000.00	629,468.11	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5423498	6.650	7/1/2003	6/1/2033	2858.94	436,000.00	436,000.00	435,631.88	ARM	4.990	12.650	6.650	1.000	1.000	6/1/2005	PURCHASE
5423744	6.700	7/1/2003	6/1/2033	2193.95	340,000.00	339,704.38	339,704.38	ARM	4.990	12.700	6.700	1.000	1.000	6/1/2005	PURCHASE
5423600	8.950	7/1/2003	6/1/2033	4109.28	513,000.00	513,000.00	512,716.85	ARM	5.750	14.950	8.950	1.000	1.000	6/1/2005	REFI-NO CASHOUT
5424072	6.400	7/1/2003	6/1/2033	2126.74	333,000.00	333,000.00	332,704.76	ARM	4.990	12.400	6.400	1.000	1.000	6/1/2005	REFI-CASH OUT
5424180	6.875	7/1/2003	6/1/2033	2943.05	448,000.00	447,623.62	447,623.62	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE
5424247	6.850	7/1/2003	6/1/2033	3150.49	480,800.00	480,800.00	480,394.08	ARM	4.990	12.850	6.850	1.000	1.000	6/1/2005	PURCHASE
5424320	7.600	7/1/2003	6/1/2033	2531.54	360,000.00	359,748.40	359,748.40	ARM	5.750	13.600	7.600	1.000	1.000	6/1/2005	PURCHASE
5424411	6.375	7/1/2003	6/1/2033	3462.48	555,000.00	554,485.96	554,485.96	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5424650	6.400	7/1/2003	6/1/2033	2908.61	465,000.00	465,000.00	464,571.39	ARM	4.990	12.400	6.400	1.000	1.000	6/1/2005	PURCHASE
5424676	6.875	7/1/2003	6/1/2033	2641.19	402,050.00	401,712.22	401,712.22	ARM	4.990	12.875	6.875	1.000	1.000	12/1/2003	PURCHASE
5424833	7.150	7/1/2003	6/1/2033	2971.79	440,000.00	440,000.00	438,649.88	FXD	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT
5424973	6.850	7/1/2003	6/1/2033	2699.67	412,000.00	411,652.16	411,652.16	ARM	4.990	12.850	6.850	1.000	1.000	6/1/2005	PURCHASE
5425178	5.900	7/1/2003	6/1/2033	2251.55	379,600.00	379,214.83	379,214.83	ARM	4.990	11.900	5.900	1.000	1.000	6/1/2005	PURCHASE
5425236	6.500	7/1/2003	6/1/2033	3286.78	520,000.00	520,000.00	519,529.91	ARM	4.250	12.500	6.500	1.000	1.000	6/1/2005	PURCHASE
5425277	6.990	7/1/2003	6/1/2033	2775.9	417,600.00	417,600.00	417,257.02	ARM	6.750	12.990	6.990	1.000	1.000	6/1/2005	REFI-CASH OUT
5425426	7.950	8/1/2003	7/1/2033	4048.7	554,402.00	554,402.00	554,402.00	ARM	6.750	13.950	7.950	1.000	1.000	7/1/2005	REFI-CASH OUT
5425434	7.990	7/1/2003	6/1/2033	2658.05	360,000.00	360,000.00	359,757.95	FXD	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT
5425442	6.400	7/1/2003	6/1/2033	2226.81	356,000.00	356,000.00	355,671.88	ARM	4.990	12.400	6.400	1.000	1.000	6/1/2005	PURCHASE
5425508	6.750	7/1/2003	6/1/2033	3144.3	485,410.00	484,992.08	484,582.08	ARM	4.250	12.750	6.750	1.000	1.000	6/1/2005	PURCHASE
5425756	6.250	7/1/2003	6/1/2033	2549.07	414,000.00	414,000.00	413,607.18	ARM	4.990	12.250	6.250	1.000	1.000	6/1/2005	PURCHASE
5425934	7.990	7/1/2003	6/1/2033	5607.67	765,000.00	765,000.00	764,485.36	ARM	5.750	13.990	7.990	1.000	1.000	6/1/2005	REFI-CASH OUT
5426515	9.990	7/1/2003	6/1/2033	784.72	27,450.00	27,450.00	27,413.80	FXD	0.000	0.000	0.000	0.000	0.000		PURCHASE

LOAN NUMBER	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5421830	8.800	Stated	B	495	445,000.00	0	1	5/22/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5422384	5.250	Full	AA	743	820,000.00	0	1	5/19/2003	179	6/1/2003	Group II	6 MO LIBOR	6	N
5422286	9.990	Full	D	579	1,200,000.00	0	1	5/28/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5422318	7.500	Stated	A	654	430,000.00	429,800	1	5/15/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5422588	6.700	Stated	A	679	460,000.00	460,000	1	5/30/2003	359	7/1/2003	Group II	6 MO LIBOR	6	N
5422654	6.100	Full	A	633	550,000.00	550,000	1	5/16/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5422748	7.150	Stated	AA	676	490,000.00	0	1	5/23/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5423207	7.150	Full	A	654	520,000.00	0	1	5/16/2003	358	7/1/2003	Group II	6 MO LIBOR	6	N
5423488	6.850	Full	A	661	800,000.00	0	1	5/30/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5423498	6.650	Stated	A	770	545,000.00	545,000	1	5/28/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5423744	6.700	Stated	A	670	425,000.00	425,000	1	5/13/2003	359	7/1/2003	Group II	6 MO LIBOR	6	N
5423600	8.950	Full	A-	500	570,000.00	0	1	6/4/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5424072	6.400	Full	A	661	370,000.00	0	1	5/16/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5424180	6.875	Stated	AA	676	560,000.00	560,000	1	5/30/2003	359	7/1/2003	Group II	6 MO LIBOR	6	N
5424247	6.850	Stated	A	773	601,000.00	601,000	1	5/28/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5424320	7.600	Stated	A-	569	450,000.00	450,000	1	5/16/2003	359	7/1/2003	Group II	6 MO LIBOR	6	N
5424411	6.375	Full	A	727	771,000.00	0	1	5/14/2003	359	7/1/2003	Group II	6 MO LIBOR	6	N
5424650	6.400	Stated	A	706	565,000.00	565,000	1	5/15/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5424676	6.875	Full	A-	586	450,000.00	446,754	1	5/9/2003	359	7/1/2003	Group II	6 MO LIBOR	6	N
5424833	7.150	Limited	A-	613	550,000.00	0	1	5/28/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5424973	6.850	Stated	A	731	525,000.00	515,000	1	5/22/2003	359	7/1/2003	Group II	6 MO LIBOR	6	N
5425178	5.900	Full	A	725	475,000.00	474,500	1	5/19/2003	358	7/1/2003	Group II	6 MO LIBOR	6	N
5425236	6.500	Stated	AA	672	650,000.00	650,000	1	5/14/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5425277	6.990	Stated	A	670	522,000.00	0	1	5/9/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5425426	7.950	Stated	A-	519	792,000.00	0	1	6/12/2003	360	7/1/2003	Group II	6 MO LIBOR	6	N
5425434	7.990	Full	A	612	400,000.00	0	1	5/27/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5425442	6.400	Full	A	615	445,000.00	445,000	1	5/21/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5425508	6.750	Stated	AA	696	585,000.00	571,155	1	5/14/2003	358	7/1/2003	Group II	6 MO LIBOR	6	N
5425756	6.250	Full	A	677	460,000.00	460,000	1	5/22/2003	358	6/1/2003	Group II	6 MO LIBOR	6	N
5425934	7.990	Full	A-	545	900,000.00	0	1	5/28/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5426515	9.990	Full	AA	634	183,000.00	183,000	2	5/16/2003	238	6/1/2003	Group II	6 MO LIBOR	6	N

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV
5443387	74602814	DOYLE	817 SOUTH LUCIA STREET	REDONDO BEACH	CA	90277	OWNER-OCC	SFR	360	80.00	0.00
5443806	74603275	THAPAR	12059 DELANTE WAY	LOS ANGELES	CA	91344	OWNER-OCC	PUD	180	84.97	0.00
5443882	74603351	FERRELL	1201 WESTMINSTER AVENUE	EAST PALO ALTO	CA	94303	OWNER-OCC	SFR	360	65.00	0.00
5443932	74603341	AVILES	239 SANTOS STREET	SAN FRANCISCO	CA	94134	OWNER-OCC	SFR	360	65.00	100.00
5444466	74604380	YEUNG	4130 SAL COURT	DUBLIN	CA	94568	OWNER-OCC	SFR	360	85.00	100.00
5445180	74604812	MILLER	42830 SHOREHAM PARK CT	FREMONT	CA	94538	OWNER-OCC	SFR	360	85.00	0.00
5445485	74604865	TUERO	1610 SALVADOR AVE	NAPA	CA	94558	OWNER-OCC	SFR	360	80.00	0.00
5445808	74605023	PRASAD	1720 NAPA STREET	SEASIDE	CA	93955	OWNER-OCC	SFR	360	85.00	0.00
5445870	74605247	HUERTA	6971 MORTARA COURT	VALLEJO	CA	94591	OWNER-OCC	SFR	360	80.00	100.00
5445937	74605353	BACA	11413 SCARLET OAK DRIVE	OAKDALE	CA	95361	OWNER-OCC	SFR	360	73.70	0.00
5446133	74605531	SALDADO	2734 HIGHLAND AVE	BERWYN	IL	60402	OWNER-OCC	SFR	240	20.00	100.00
5446141	74605568	RASTRULLO	841 STONEGATE DRIVE	SO SAN FRANCISCO	CA	94080	OWNER-OCC	CONDO	360	80.00	100.00
5446216	74605635	NELSON	4743 N HAMLIN	CHICAGO	IL	60625	OWNER-OCC	CONDO	240	20.00	100.00
5446295	74605678	DWORZAK	380 S SHAFFER STREET	ORANGE	CA	92866	OWNER-OCC	SFR	360	80.00	0.00
5446554	74605865	NIELSEN	17456 ALMOND ROAD	CASTRO VALLEY	CA	94546	NON OWNER	SFR	360	70.00	0.00
5446604	74606013	GRASS-STEWART	8532 S YATES BLVD	CHICAGO	IL	60617	OWNER-OCC	2-4 UNITS	240	20.00	100.00
5446739	74606138	PALOMINO	913 HILLSIDE BLVD	SOUTH SAN FRANCISCO	CA	94080	OWNER-OCC	SFR	360	80.00	100.00
5447016	74606427	BURRIS	8052 N LAKE CIRCLE	GRANITE BAY	CA	95746	OWNER-OCC	SFR	360	59.82	0.00
5447400	74607015	MYDLOWSKI	7685 E WINDWOOD	PARKER	CO	80134	OWNER-OCC	SFR	360	84.89	0.00
5447844	74607053	KELLOGG	1140 WASHINGTON	GLENVIEW	IL	60025	OWNER-OCC	SFR	360	80.00	95.00
5447851	74607060	KELLUKOS	1140 WASHINGTON	GLENVIEW	IL	60025	OWNER-OCC	SFR	240	15.00	95.00
5447917	74607318	SURESHBABU	1915 N DEWEY	EVANSTON	IL	60201	OWNER-OCC	SFR	240	20.00	100.00
5448134	74607541	SOTELO	1049 FLOSSMOOR	WAUKEGAN	IL	60085	OWNER-OCC	2-4 UNITS	240	20.00	100.00
5448403	74607870	CEPERO-MIGUELES	8605 LUBEC AVE	DOWNEY	CA	90240	OWNER-OCC	SFR	360	80.00	0.00
5448599	74608288	DE LUNA	217 PARKSIDE AVENUE	MONROVIA	CA	91016	OWNER-OCC	SFR	360	80.00	100.00
5448815	74608282	ASLANTAN	12036 BURBANK STREET	LOS ANGELES	CA	91367	OWNER-OCC	SFR	360	80.00	94.[illegible]
5448906	74608324	HEALY	1508 PERKINS LANE	REDONDO BEACH	CA	90278	OWNER-OCC	CONDO	360	69.61	0.00
5449012	74608373	SMITH	305 AVENIDA SAN PABLO	SAN CLEMENTE	CA	92672	OWNER-OCC	SFR	360	73.81	0.00
5449178	74608530	BECKER	4025 W 15TH STREET LANE	GREELEY	CO	80634	OWNER-OCC	PUD	360	76.47	0.00
5448421	74608585	KELLER	4213 SHADYGLADE AVE	LOS ANGELES	CA	91604	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]
5448760	74608811	CHELKOWSKI	1508 ELDER CIRCLE	AUSTIN	TX	78733	OWNER-OCC	PUD	[illegible]	[illegible]	[illegible]
5449947	74609348	KOLEV	2305 WELLBROOK CT	LAUREL	MD	20707	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]
5450101	74609504	HASSIG	14125 COUNTY ROAD 7A	TAMPA	CO	80453	OWNER-OCC	MANUFACTURED	[illegible]	[illegible]	[illegible]
5450687	74610083	TORRES	14515 JERILYN DRIVE	SAN JOSE	CA	95127	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]
5450731	74610114	ESTRADA	277 PARQUE DRIVE	SAN FRANCISCO	CA	94134	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]
5450911	74610256	MORSE	8425 E SORREL TRAIL	SCOTTSDALE	AZ	85255	OWNER-OCC	PUD	[illegible]	[illegible]	[illegible]
5451340	74610787	RAMIREZ	1235 E ORANGE GROVE BLVD 1	PASADENA	CA	91105	OWNER-OCC	CONDO	[illegible]	[illegible]	[illegible]
5451804	74611061	ARELLANO	2666 PEARTREE LANE	SAN JOSE	CA	95121	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]
5451745	74611112	ARAYA	3374-3376 20TH STREET	SAN FRANCISCO	CA	94110	OWNER-OCC	2-4 UNITS	[illegible]	[illegible]	[illegible]
5451784	74611161	BUENAVENTURA	4 PENHURST AVENUE	DALY CITY	CA	94015	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]
5451836	74611303	MARTINEZ	1400 PONDEROSA DRIVE	PETALUMA	CA	94954	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]
5452785	74612084	WILSON	3943 MAJOR AVENUE	HAYWARD	CA	94542	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]
5453138	74612490	STEPHENSON	807 E EMPIRE ST	BLOOMINGTON	IL	61701	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]
5453527	74612868	STEINBACH	314 ISLE OF CAPRI	FORT LAUDERDALE	FL	33301	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]
5453768	74613126	DISMUKE	5638 MANSFIELD AVENUE	LOS ANGELES	CA	90043	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]
5453816	74613375	MENDOROS	1408 MONTERA ST	CHULA VISTA	CA	91913	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]
5454126	74613480	MAJDPOUR	21226 MULHOLLAND DRIVE	LOS ANGELES	CA	91364	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]
5454380	74613795	CALES	105 WILLOW POINTE WAY	EASLEY	SC	29642	OWNER-OCC	PUD	[illegible]	[illegible]	[illegible]
5454400	74613803	IVEY	42810 REAMY WAY	ASHBURN	VA	20148	OWNER-OCC	SFR	[illegible]	[illegible]	[illegible]
5454685	74614068	FRANCO	26595 OAKDALE CANYON LANE	FAIR OAKS RANCH	CA	91387	OWNER-OCC	SFR	360	85.00	0.00
5454704	74614165	GONZALEZ, JR	354 COUNTRY CLUB DRIVE	SOUTH SAN FRANCISCO	CA	94080	OWNER-OCC	SFR	360	81.74	0.00
5454871	74614272	PAPPAS	1551 N BERENICE DRIVE	BREA	CA	92821	OWNER-OCC	SFR	360	80.00	0.00
5454897	74614258	FINNEGAN	3031 CONCORDIA LANE	FALLBROOK	CA	92028	OWNER-OCC	SFR	360	75.00	0.00
5455050	74614454	SMITH	1670 39TH AVENUE	SAN FRANCISCO	CA	94122	OWNER-OCC	SFR	360	80.00	0.00
5455126	74614520	BAZAN	1576 URSULA WAY	EAST PALO ALTO	CA	94303	OWNER-OCC	SFR	360	80.00	100.00
5455140	74614548	AIELLO	20080 HOSMER MINE COURT	FORESTHILL	CA	95631	OWNER-OCC	SFR	360	85.00	0.00
5455167	74614561	VIGIL	2676 BLACK TAIL STREET	SANTA ROSA	CA	95407	OWNER-OCC	SFR	360	80.00	100.00
5455256	74614652	KO	35 20 158 STREET	FLUSHING	NY	11354	OWNER-OCC	SFR	360	78.92	0.00
5455448	74614843	CAMARILLO	40 MEADOW DRIVE	SAN RAFAEL	CA	94903	OWNER-OCC	SFR	360	80.00	100.00
5455647	74615048	HAIR	3731 42ND AVE SW	SEATTLE	WA	98116	OWNER-OCC	SFR	360	80.00	0.00
5455761	74615154	AHN	15807 SE 45TH ST	BELLEVUE	WA	98006	OWNER-OCC	SFR	360	75.00	0.00
5455876	74615261	ROSS	24825 RANCHO SANTA TERESA DRIVE	RAMONA	CA	92065	OWNER-OCC	SFR	360	61.81	0.00
5455886	74615270	PEARSON	798 HUTCHINSON ROAD	WALNUT CREEK	CA	94598	OWNER-OCC	SFR	360	80.00	95.00
5455910	74615303	ARELLANO	3526 EAST HOLT AVENUE	WEST COVINA	CA	91791	OWNER-OCC	SFR	360	65.00	0.00
5456133	74615527	VIDAR	1 MEKEN RANCH RD	MANHATTAN	MT	59741	OWNER-OCC	SFR	360	57.97	0.00
5456161	74615576	CABANSAT	1955 MOKELUMNE DRIVE	ANTIOCH	CA	94531	OWNER-OCC	SFR	360	80.00	100.00
5456306	74615681	SHAW	4617 DELTA AVENUE	ROSEMEAD	CA	91770	OWNER-OCC	SFR	360	80.00	0.00
5456413	74615760	CHERRY	6713 PLEASANTS VALLEY RD	VACAVILLE	CA	95688	OWNER-OCC	SFR	360	74.99	0.00
5456447	74615824	MENDOZA	146 PARKVIEW AVENUE	DALY CITY	CA	94014	OWNER-OCC	SFR	360	80.00	100.00
5456546	74615873	GUTHMILLER	5913 ST ANDREWS DR	STOCKTON	CA	95219	OWNER-OCC	PUD	360	84.81	0.00
5456505	74615972	SEVILLA	172 CAINE AVE	SAN FRANCISCO	CA	94112	OWNER-OCC	SFR	360	80.00	100.00
5456637	74616012	WRIGHT-HAYES	470 VAN DYKE AVENUE	OAKLAND	CA	94606	OWNER-OCC	SFR	360	82.74	0.00
5456710	74616085	RAMOS	2371 ARGUELLO PLACE	SANTA CLARA	CA	95050	OWNER-OCC	SFR	360	80.00	0.00
5456728	74616100	ARZALUZ	117 BETH DRIVE	FELTON	CA	95018	OWNER-OCC	SFR	360	80.00	100.00
5456768	74616145	ROSARIO	640 WILMINGTON DRIVE	CHULA VISTA	CA	91914	OWNER-OCC	PUD	360	90.00	0.00
5456643	74616228	RUNEZ	2838 NEVADA STREET	UNION CITY	CA	94587	OWNER-OCC	SFR	360	80.00	86.[illegible]
5457262	74516640	PULLEN	130 BIRCH CT	SAN BRUNO	CA	94066	OWNER-OCC	SFR	360	80.00	100.00
5457460	74616848	ROGERS	1512 BUCHANAN STREET	NOVATO	CA	94947	OWNER-OCC	SFR	360	75.41	0.00
5457486	74616863	ROSSI	2 INDIAN HILL COURT	HUNTINGTON STATION	NY	11746	OWNER-OCC	SFR	360	53.33	0.00
5457577	74616954	LANDAVERI	13721 BERKSHIRE WAY	GARDEN GROVE	CA	92843	OWNER-OCC	SFR	360	95.00	0.00
5458008	74617382	JEFFERSON	10171 SHREWSBURY RUN WEST	COLLIERVILLE	TN	38017	OWNER-OCC	PUD	360	60.00	0.00
5458377	74617754	FONTANILLA	2383 SCENIC RIDGE DRIVE	CHINO HILLS	CA	91709	OWNER-OCC	SFR	360	75.00	0.00
5458781	74618166	DUNFEE	253 GRAVILLA STREET	SAN DIEGO	CA	92037	OWNER-OCC	CONDO	360	74.70	0.00
5459086	74618463	DELGADO	561 PEGGY CIRCLE	HUNTINGTON BEACH	CA	92647	OWNER-OCC	SFR	360	80.00	100.00
5459177	74618554	MIJAILOVIC	6048 N CENTRAL AVE	CHICAGO	IL	60646	OWNER-OCC	SFR	240	20.00	100.00
5459227	74618604	TURNER	43705 PAULITA	TEMECULA	CA	92592	OWNER-OCC	SFR	360	80.00	0.00
5459235	74618612	MUHAMMAD	1621 E 86TH STREET	CHICAGO	IL	60617	OWNER-OCC	SFR	240	20.00	100.00
5459292	74618667	MULLER	22110 ELLINWOOD DRIVE	TORRANCE	CA	90503	OWNER-OCC	SFR	360	66.61	0.00
5459524	74618919	HEAL	2425 S 12TH AVE	BROADVIEW	IL	60155	OWNER-OCC	SFR	240	20.00	100.00
5459623	74619016	SHAVER	2505 GREENSBOROUGH CIRCLE	HIGHLANDS RANCH	CO	80129	OWNER-OCC	PUD	360	85.33	0.00
5460019	74619404	BAHETA	578 AMBOY DRIVE	SAN JOSE	CA	95138	OWNER-OCC	SFR	360	80.00	100.00
5460118	74619503	WILSON	239 LISBON STREET	SAN FRANCISCO	CA	94112	OWNER-OCC	SFR	360	80.00	100.00
5460225	74619607	RODRIGUEZ	16450 TESLA RD	LIVERMORE	CA	94550	OWNER-OCC	SFR	360	90.00	0.00
5460753	74620121	MENDOZA	315 BERRY AVE	HAYWARD	CA	94544	OWNER-OCC	SFR	360	80.00	100.00
5460825	74620196	SHARIF	32727 RIPON COURT	UNION CITY	CA	94587	OWNER-OCC	SFR	360	80.00	90.[illegible]
5460852	74620220	ZILIS	18 HODGEMAN CANYON DR	BOZEMAN	MT	59718	OWNER-OCC	SFR	360	90.00	0.00
5460969	74620337	ROSENEY	19356 STONEBROOK STREET	WESTON	FL	33332	OWNER-OCC	PUD	360	90.00	0.00
5461058	74620428	SILVA	25692 CRESTA LOMA	LAGUNA BEACH	CA	92677	OWNER-OCC	SFR	360	65.00	0.00
5461215	74620584	GALEDO	48 E MOLTKE STREET	DALY CITY	CA	94014	OWNER-OCC	SFR	360	80.00	100.00
5461702	74621076	ALIZOTI	31 FAUCETT STREET	STAMFORD	CT	6902	OWNER-OCC	SFR	360	85.00	0.00
5461819	74621188	MATAELE	1333 ALMANOR AVENUE	MENLO PARK	CA	94025	OWNER-OCC	SFR	360	80.00	100.00
5462197	74621566	DAMME	11 LIVING EDENS COURT	LAS VEGAS	NV	89148	OWNER-OCC	PUD	180	62.22	0.00
5462247	74621818	MORTIMER	5232 CAMINO ALTA MIRA	CASTRO VALLEY	CA	94546	OWNER-OCC	SFR	360	80.00	100.00
5462270	74621840	KEPAS	10950 VERGUS AVE	JORDAN	MN	55352	OWNER-OCC	SFR	360	85.00	0.00
5462775	74622143	MERCHANT	1604 PARKSIDE COURT	FREEPORT	IL	61032	OWNER-OCC	SFR	240	20.00	100.00
5462890	74622282	DUTAN	4244 N LAWNDALE AVE	CHICAGO	IL	60618	OWNER-OCC	2-4 UNITS	240	20.00	100.00
5462924	74622291	SPARKS	221 ROCKLEDGE CIR MTNS	ESTES PARK	CO	80517	OWNER-OCC	SFR	360	79.93	0.00
5463237	74622564	HO	3031 VESUVIUS LANE	SAN JOSE	CA	95132	OWNER-OCC	SFR	360	80.00	100.00
5463500	74622756	HURTADO	1220 SHORELAND DRIVE	SAN JOSE	CA	95122	OWNER-OCC	SFR	360	80.00	100.00
5463575	74622841	LINDER	2 WESTWOOD ROAD	SANTA CRUZ	CA	95060	OWNER-OCC	SFR	360	83.07	0.00
5463668	74622953	SALAZAR	33371 NOTTINGHAM WAY	DANA POINT	CA	92629	OWNER-OCC	2-4 UNITS	360	60.00	100.00
5463894	74623372	ASKELAND	50 FAIR DRIVE	SAN RAFAEL	CA	94901	OWNER-OCC	SFR	360	80.00	97.[illegible]
5463930	74623150	HASSAN	19331 HIGH WATER WAY	CORONA	CA	92881	OWNER-OCC	SFR	360	80.00	0.00
5464011	74623455	SPIDELL	1107 SCOFIELD DRIVE	GLENDALE	CA	91205	OWNER-OCC	SFR	360	90.00	0.00
5464383	74623802	INOUE	72 HAMPTON RD	SCARSDALE	NY	10583	OWNER-OCC	SFR	360	68.30	0.00
5464441	74623865	EBANKS	238 GATES AVE	BROOKLYN	NY	11238	OWNER-OCC	2-4 UNITS	360	63.00	0.00
5464581	74623997	SCHOENING	338 FILLMORE STREET	DENVER	CO	80206	OWNER-OCC	SFR	360	84.82	0.00
5464953	74624354	CALLAHAM	50268 SW DUNDEE ROAD	GASTON	OR	97119	OWNER-OCC	SFR	360	90.00	100.00
5465166	74624552	DEMERDJIAN	20921 BROKEN BIT DRIVE	COVINA	CA	91724	OWNER-OCC	PUD	360	80.00	0.00
5465356	74624743	JENKINS	161 CORDOBA WAY	WINDSOR	CA	95492	OWNER-OCC	SFR	360	80.00	100.00
5465539	74624925	RODRIGUEZ	2261 GREENDALE DR	SOUTH SAN FRANCISCO	CA	94080	OWNER-OCC	SFR	360	50.00	0.00
5465984	74625369	AIYETIWA	8 FRANCISCAN PLACE	POMONA	CA	91766	OWNER-OCC	SFR	360	65.07	0.00
5466172	74625539	PLOHETSKI	2080 RAPALLO COMMON	LIVERMORE	CA	94551	OWNER-OCC	PUD	360	80.00	100.00
5466214	74625591	RODRIGUEZ	1152 17TH AVENUE	REDWOOD CITY	CA	94063	OWNER-OCC	SFR	360	80.00	100.00
5466271	74625636	LEON	775 LA PALOMA WAY	GILROY	CA	95020	OWNER-OCC	SFR	360	80.00	100.00
5466412	74625799	CASE	100 UPLAND ROAD	KENTFIELD	CA	94904	OWNER-OCC	SFR	360	70.00	0.00
5466453	74625831	ANDERSON	123 GLEN EAGLE WAY	MCDONOUGH	GA	30253	OWNER-OCC	SFR	360	65.00	0.00
5466503	74625880	HILL	641 SPAR DRIVE	REDWOOD CITY	CA	94065	OWNER-OCC	SFR	360	54.55	0.00
5466533	74625930	SHAH	2334 WINTERGREEN CT	LODI	CA	95242	OWNER-OCC	SFR	360	80.00	100.00
5466719	74626094	PICCIRANNI	2100 FLEETWOOD DRIVE	SAN BRUNO	CA	94066	OWNER-OCC	SFR	360	80.00	100.00
5466784	74626160	SANTOS	2050 STANTON AVENUE	SAN PABLO	CA	94806	NON OWNER	2-4 UNITS	360	80.00	90.[illegible]
5467329	74626680	CRONIN JR	101 GENESEE LANE	MADISON	CT	6443	OWNER-OCC	SFR	360	65.00	0.00
5468153	74627472	MARTINEZ	18 LAVENDER ROAD	TAOS	NM	87571	OWNER-OCC	SFR	360	80.00	0.00
5468418	74627738	LULGJURAJ	40544 EMERALD LANE WEST	CLINTON TOWNSHIP	MI	48038	OWNER-OCC	SFR	360	80.00	100.00
5468487	74627767	VILLA REAL	13061 MESA VERDE WAY Unit 156	LOS ANGELES	CA	91342	OWNER-OCC	CONDO	360	79.56	99.[illegible]
5468574	74627834	NAVAT	1225 EBENER STREET	REDWOOD CITY	CA	94061	OWNER-OCC	SFR	360	70.51	0.00
5468971	74628273	YOUNG	3250 SUNNYBROOK COURT	HAYWARD	CA	94541	OWNER-OCC	SFR	360	48.85	0.00
5469069	74628413	BROOKE	5821 OCEAN VIEW DR NO 1	OAKLAND	CA	94618	OWNER-OCC	2-4 UNITS	360	69.05	0.00
5469432	74628785	WEST	87 SANTA MARIA DR	NOVATO	CA	94947	OWNER-OCC	SFR	360	80.00	95.[illegible]
5469507	74628850	HUNT	1311 MAYFAIR ST	SIMI VALLEY	CA	93065	OWNER-OCC	SFR	360	75.00	0.00

LOAN NUMBER	SERVICING LOAN NUMBER	BORROWER NAME	PROP ADDRESS	PROP CITY	PROP STATE	PROP ZIP	OCCUPANCY STATUS	PROPERTY TYPE	ORIGINAL TERM	ORIG LTV	COMB LTV	CURRENT INT RATE	FIRST PMT DATE	MATURITY DATE	MONTHLY P&I	ORIG LOAN AMOUNT	PRINCIPAL BALANCE	07/01/03 SCHEDULED BALANCE	LOAN TYPE
5459572	[illegible]	ANGEMENO	5807 GRAND FLORAL BLVD	HOUSTON	TX	77041	OWNER-OCC	PUD	360	60.00	0.00	9.050	7/1/2003	6/1/2033	3249.06	402,000.00	401,783.00	401,783.[illegible]	ARM
5459622	[illegible]	COLEY	808 GALLERY COURT	FAIRFIELD	CA	94534	OWNER-OCC	SFR	360	80.00	0.00	6.750	8/1/2003	7/1/2033	2334.96	360,000.00	360,000.00	360,000.00	FXD
5469697	[illegible]	CARPIO	220 VELVETLAKE DRIVE	SUNNYVALE	CA	94089	OWNER-OCC	SFR	360	80.00	100.00	7.250	7/1/2003	6/1/2033	2864.87	419,960.00	419,960.00	419,632.39	ARM
5469684	[illegible]	HORAN	21788 PHOENIX LAKE ROAD	SONORA	CA	95370	OWNER-OCC	SFR	360	80.00	0.00	6.500	7/1/2003	6/1/2033	2098.47	332,000.00	332,000.00	331,699.[illegible]	FXD
5470174	[illegible]	STONE	6 BRIDGEWOOD #2	IRVINE	CA	92604	OWNER-OCC	CONDO	360	80.00	100.00	5.800	7/1/2003	6/1/2033	2180.37	371,600.00	371,600.00	371,215.70	ARM
5470340	[illegible]	REBOGNO	821 MARBELLA LANE	LANTANA	FL	33462	OWNER-OCC	SFR	360	73.33	0.00	6.000	8/1/2003	7/1/2033	2308.27	385,000.00	385,000.00	385,000.00	FXD

LOAN NUMBER	MARGIN	MAX RATE	MIN RATE	FIRST RATE ADJ CAP	SUBSEQUENT RATE CAP	INTEREST RATE ADJ DATE	LOAN PURPOSE	ORIGINAL RATE	DOCUMENT TYPE	CREDIT GRADE	FICO	ORIGINAL APPRAISAL VALUE	SALE PRICE	LIEN	ORIG DATE	REMAINING TERM	PAID TO DATE	POOL GROUP	INDEX	RATE ADJ FREQ	PMI
5459572	6.750	15.050	9.050	1.000	1.000	6/1/2005	REFI-CASH OUT	9.050	Stated	A-	606	670,000.00	0	1	5/29/2003	359	7/1/2003	Group II	6 MO LIBOR	6	N
5459622	0.000	0.000	0.000	0.000	0.000		REFI-NO CASHOUT	6.750	Full	AA	821	450,000.00	0	1	6/18/2003	360	7/1/2003	Group II	6 MO LIBOR	6	N
5469697	4.990	13.750	7.250	1.000	1.000	6/1/2005	PURCHASE	7.250	Stated	A	644	525,000.00	524,950	1	6/6/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5469684	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.500	Full	AA	629	415,000.00	0	1	6/6/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5470174	4.800	11.800	5.800	1.000	1.000	6/1/2005	PURCHASE	5.800	Stated	A	678	464,500.00	464,500	1	5/21/2003	359	6/1/2003	Group II	6 MO LIBOR	6	N
5470340	0.000	0.000	0.000	0.000	0.000		REFI-CASH OUT	6.000	Stated	AA	647	525,000.00	0	1	6/24/2003	360	7/1/2003	Group II	6 MO LIBOR	6	N

EXHIBIT E-1

REQUEST FOR RELEASE
(for Trustee /Custodian)

Loan Information

Name of Mortgagor: ______________________________

Master Servicer
Loan No.: ______________________________

Trustee /Custodian

Name: ______________________________

Address: ______________________________

Trustee/
Custodian
Mortgage File No.: ______________________________

Depositor

Name: LONG BEACH SECURITIES CORP.

Address: ______________________________

Certificates: Long Beach Mortgage Certificates, Series 2003-4.

The undersigned Master Servicer hereby acknowledges that it has received from ______________________, as Trustee for the Holders of Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4, the documents referred to below (the "Documents"). All capitalized terms not otherwise defined in this Request for Release shall have the meanings given them in the Pooling and Servicing Agreement, dated as of July 1, 2003, among the Trustee, the Depositor and the Master Servicer (the "Pooling and Servicing Agreement").

(a) Promissory Note dated ______________, 20__, in the original principal sum of $_________, made by __________________, payable to, or endorsed to the order of, the Trustee.

(b) Mortgage recorded on ____________________ as instrument no. _______________ in the County Recorder's Office of the County of ________________, State of ____________ in book/reel/docket ________________ of official records at page/image ____________.

(c) Deed of Trust recorded on __________________ as instrument no. _______________ in the County Recorder's Office of the County of ________________, State of __________________ in book/reel/docket ________________ of official records at page/image _____________.

(d) Assignment of Mortgage or Deed of Trust to the Trustee, recorded on __________________ as instrument no. ________ in the County Recorder's Office of the County of ______________, State of ______________________ in book/reel/docket ___________ of official records at page/image ___________.

(e) Other documents, including any amendments, assignments or other assumptions of the Mortgage Note or Mortgage.

(f) ____

(g) ____

(h) ____

(i) ____

The undersigned Master Servicer hereby acknowledges and agrees as follows:

(1) The Master Servicer shall hold and retain possession of the Documents in trust for the benefit of the Trustee, solely for the purposes provided in the Agreement.

(2) The Master Servicer shall not cause or permit the Documents to become subject to, or encumbered by, any claim, liens, security interest, charges, writs of attachment or other impositions nor shall the Master Servicer assert or seek to assert any claims or rights of setoff to or against the Documents or any proceeds thereof.

(3) The Master Servicer shall return each and every Document previously requested from the Mortgage File to the Trustee when the need therefor no longer exists, unless the Mortgage Loan relating to the Documents has been liquidated and the proceeds thereof have been remitted to the Collection Account and except as expressly provided in the Agreement.

(4) The Documents and any proceeds thereof, including any proceeds of proceeds, coming into the possession or control of the Master Servicer shall at all times be ear-marked for the account of the Trustee, and the Master Servicer shall keep the Documents and any proceeds separate and distinct from all other property in the Master Servicer's possession, custody or control.

Dated:

LONG BEACH MORTGAGE COMPANY

By:________________________________
Name:
Title:

EXHIBIT E-2

REQUEST FOR RELEASE
[Mortgage Loans Paid in Full]

OFFICERS' CERTIFICATE AND TRUST RECEIPT
MORTGAGE LOAN PASS-THROUGH CERTIFICATES
SERIES 2003-4

____ HEREBY CERTIFIES THAT HE/SHE IS AN OFFICER OF THE MASTER SERVICER, HOLDING THE OFFICE SET FORTH BENEATH HIS/HER SIGNATURE, AND HEREBY FURTHER CERTIFIES AS FOLLOWS:

WITH RESPECT TO THE MORTGAGE LOANS, AS THE TERM IS DEFINED IN THE POOLING AND SERVICING AGREEMENT DESCRIBED IN THE ATTACHED SCHEDULE:

ALL PAYMENTS OF PRINCIPAL, PREMIUM (IF ANY), AND INTEREST HAVE BEEN MADE.

LOAN NUMBER:___________________ BORROWER'S NAME:_______________

COUNTY:_________________________

WE HEREBY CERTIFY THAT ALL AMOUNTS RECEIVED IN CONNECTION WITH SUCH PAYMENTS, WHICH ARE REQUIRED TO BE DEPOSITED IN THE COLLECTION ACCOUNT PURSUANT TO SECTION 3.10 OF THE POOLING AND SERVICING AGREEMENT, HAVE BEEN OR WILL BE CREDITED.

DATED:___________________________

______

/ / VICE PRESIDENT

/ / ASSISTANT VICE PRESIDENT

EXHIBIT F-1

FORM OF TRUSTEE'S INITIAL CERTIFICATION

[Date]

Long Beach Securities Corp.
1100 Town & Country Road
Orange, California 92868

Long Beach Mortgage Company
1100 Town & Country Road
Orange, California 92868

Re: Pooling and Servicing Agreement (the "Pooling and Servicing Agreement"), dated as of July 1, 2003 among Long Beach Securities Corp., Long Beach Mortgage Company and Deutsche Bank National Trust Company,
Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4

Ladies and Gentlemen:

Pursuant to Section 2.02 of the Pooling and Servicing Agreement, the undersigned, as Trustee, hereby acknowledges receipt of each Mortgage File and certifies that, as to each Mortgage Loan listed in the Mortgage Loan Schedule (other than any Mortgage Loan paid in full or any Mortgage Loan specifically identified in the exception report annexed hereto as not being covered by this certification), (i) all documents constituting part of such Mortgage File (other than such documents described in Section 2.01(e) of the Pooling and Servicing Agreement) required to be delivered to it pursuant to the Pooling and Servicing Agreement are in its possession, (ii) such documents have been reviewed by it and are not mutilated, torn or defaced unless initialed by the related borrower and relate to such Mortgage Loan and (iii) based on its examination and only as to the foregoing, the information set forth in the Mortgage Loan Schedule that corresponds to items (i), (ii), (ix), (xii), (xiv) (to the extent of the Periodic Rate Cap for the first Adjustment Date and subsequent Adjustment Dates) and (xvi) of the definition of "Mortgage Loan Schedule" of the Pooling and Servicing Agreement accurately reflects information set forth in the Mortgage File.

The Trustee has made no independent examination of any documents contained in each Mortgage File beyond the review specifically required in the above-referenced Pooling and Servicing Agreement. The Trustee makes no representations as to: (i) the validity, legality, sufficiency, enforceability due authorization, recordability or genuineness of any of the documents contained in the Mortgage File of any of the Mortgage Loans identified on the Mortgage Loan Schedule, or (ii) the collectability, insurability, effectiveness or suitability of any such Mortgage Loan.

DEUTSCHE BANK NATIONAL TRUST
COMPANY, as Trustee

By: ________________________
Name: ________________________
Title: ________________________

EXHIBIT F-2
FORM OF TRUSTEE'S FINAL CERTIFICATION

[Date]

Long Beach Securities Corp.
1100 Town & Country Road
Orange, California 92868

Long Beach Mortgage Company
1100 Town & Country Road
Orange, California 92868

Re: Pooling and Servicing Agreement (the "Pooling and Servicing Agreement"), dated as of July 1, 2003 among Long Beach Securities Corp., Long Beach Mortgage Company and Deutsche Bank National Trust Company,
Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4

Ladies and Gentlemen:

In accordance with Section 2.02 of the above-captioned Pooling and Servicing Agreement, the undersigned, as Trustee, hereby certifies that as to each Mortgage Loan listed in the Mortgage Loan Schedule (other than any Mortgage Loan paid in full or listed on the attachment hereto), it or a Custodian on its behalf has received:

(a) the original Mortgage Note, endorsed in blank or in the following form: "Pay to the order of Deutsche Bank National Trust Company, as Trustee under the applicable agreement, without recourse," with all prior and intervening endorsements showing a complete chain of endorsement from the originator to the Person so endorsing to the Trustee or a copy of such original Mortgage Note with an accompanying Lost Note Affidavit executed by the Seller;

(b) the original Mortgage with evidence of recording thereon, and a copy, certified by the appropriate recording office, of the recorded power of attorney, if the Mortgage was executed pursuant to a power of attorney, with evidence of recording thereon;

(c) an original Assignment in blank;

(d) the original recorded Assignment or Assignments showing a complete chain of assignment from the originator to the Person assigning the Mortgage to the Trustee or in blank;

(e) the original or copies of each assumption, modification, written assurance or substitution agreement, if any; and

(f) the original lender's title insurance policy, together with all endorsements or riders issued with or subsequent to the issuance of such policy, insuring the priority of the Mortgage as a first lien or second lien on the Mortgaged Property represented therein

as a fee interest vested in the Mortgagor, or in the event such original title policy is unavailable, a written commitment or uniform binder or preliminary report of title issued by the title insurance or escrow company.

The Trustee has made no independent examination of any documents contained in each Mortgage File beyond the review specifically required in the above-referenced Pooling and Servicing Agreement. The Trustee makes no representations as to: (i) the validity, legality, sufficiency, enforceability or genuineness of any of the documents contained in the Mortgage File of any of the Mortgage Loans identified on the Mortgage Loan Schedule, or (ii) the collectability, insurability, effectiveness or suitability of any such Mortgage Loan.

Capitalized words and phrases used herein shall have the respective meanings assigned to them in the above-captioned Pooling and Servicing Agreement.

DEUTSCHE BANK NATIONAL TRUST
COMPANY, as Trustee

By: ______________________
Name: ______________________
Title: ______________________

EXHIBIT G

[RESERVED]

EXHIBIT H

FORM OF LOST NOTE AFFIDAVIT

Personally appeared before me the undersigned authority to administer oaths, _________ ______ who first being duly sworn deposes and says: Deponent is ______________________ ______ of ___________________________, successor by merger to ____________________ ______ ("Seller") and who has personal knowledge of the facts set out in this affidavit.

On _________, ________________ did execute and deliver a promissory note in the principal amount of $____________.

That said note has been misplaced or lost through causes unknown and is presently lost and unavailable after diligent search has been made. Seller's records show that an amount of principal and interest on said note is still presently outstanding, due, and unpaid, and Seller is still owner and holder in due course of said lost note.

Seller executes this Affidavit for the purpose of inducing Deutsche Bank National Trust Company, as Trustee on behalf of Long Beach Mortgage Loan Trust 2003-4, to accept the transfer of the above described loan from Seller.

Seller agrees to indemnify Deutsche Bank National Trust Company, Long Beach Securities Corp. and Long Beach Mortgage Company harmless for any losses incurred by such parties resulting from the above described promissory note has been lost or misplaced.

By:____________________

____

STATE OF)
) SS:
COUNTY OF)

On this ______ day of ______________, 20_, before me, a Notary Public, in and for said County and State, appeared ___________________, who acknowledged the extension of the foregoing and who, having been duly sworn, states that any representations therein contained are true.

Witness my hand and Notarial Seal this _________ day of 20__.

____

____

My commission expires __________.

EXHIBIT I
FORM OF ERISA REPRESENTATION

[DATE]

Long Beach Securities Corp.
1100 Town & Country Road
Orange, California 92868

Long Beach Mortgage Company
1100 Town & Country Road
Orange, California 92868

Deutsche Bank National Trust Company
1761 East St. Andrew Place
Santa Ana, California 92705

Re: Long Beach Mortgage Loan Trust 2003-4,
Asset-Backed Certificates, Series 2003-4

Ladies and Gentlemen:

____________________ (the "Transferee") intends to acquire from __________________ (the "Transferor") $____________ Initial Certificate Principal Balance of the Class [____] Certificate of Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates, Series 2003-4, (the "Certificates"), issued pursuant to a Pooling and Servicing Agreement dated as of July 1, 2003 (the "Agreement") among Long Beach Securities Corp., as depositor (the "Depositor"), Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned thereto in the Pooling and Servicing Agreement. The Transferee hereby certifies, represents and warrants to, and covenants with the Depositor, the Trustee and the Master Servicer that the following statements in either (1) or (2) are accurate:

_____ (1) The Certificates (i) are not being acquired by, and will not be transferred to, any employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or other retirement arrangement, including individual retirement accounts and annuities, Keogh plans and bank collective investment funds and insurance company general or separate accounts in which such plans, accounts or arrangements are invested, that is subject to Section 406 of ERISA or Section 4975 of the Internal Revenue Code of 1986 (the "Code") (any of the foregoing, a "Plan"), (ii) are not being acquired with "plan assets" of a Plan within the meaning of the Department of Labor ("DOL") regulation, 29 C.F.R. § 2510.3-101, and (iii) will not be transferred to any entity that is deemed to be investing in plan assets within the meaning of the DOL regulation at 29 C.F.R. § 2510.3-101; or

_____ (2) The Transferee will provide an Opinion of Counsel to the Depositor, the Trustee and the Master Servicer which establishes to the satisfaction of the Depositor, the

Trustee and the Master Servicer that the purchase of such Certificates is permissible under applicable law, will not constitute or result in any prohibited transaction under ERISA or Section 4975 of the Code and will not subject the Depositor, the Trustee, the Master Servicer, or the Trust Fund to any obligation or liability (including obligations or liabilities under ERISA or Section 4975 of the Code) in addition to those undertaken in this Agreement.

IN WITNESS WHEREOF, the Transferee executed this certificate.

____

[Transferee]

By: __________________________________

Name: _______________________________

Title: ________________________________

EXHIBIT J

FORM OF INVESTMENT LETTER [NON-RULE 144A]

[DATE]

Long Beach Securities Corp.
1100 Town & Country Road
Orange, California 92868

Deutsche Bank National Trust Company
1761 East St. Andrew Place
Santa Ana, California 92705

Re: Long Beach Mortgage Loan Trust 2003-4,
Asset-Backed Certificates Series 2003-4

Ladies and Gentlemen:

In connection with our acquisition of $______ Initial Certificate Principal Balance of the Class [__] Certificate of Long Beach Mortgage Loan Trust 2003-4 Asset-Backed Certificates, Series 2003-4 (the "Certificates"), issued pursuant to a Pooling and Servicing Agreement dated as of July 1, 2003 (the "Agreement") among Long Beach Securities Corp., as depositor (the "Depositor"), Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"), we certify that (a) we understand that the Certificates are not being registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws and are being transferred to us in a transaction that is exempt from the registration requirements of the Act and any such laws, (b) we are an "accredited investor," as defined in Regulation D under the Act, and have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of investments in the Certificates, (c) we have had the opportunity to ask questions of and receive answers from the Depositor concerning the purchase of the Certificates and all matters relating thereto or any additional information deemed necessary to our decision to purchase the Certificates, (d) we are not an employee benefit plan that is subject to the Employee Retirement Income Security Act of 1974, as amended, or a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended, nor are we acting on behalf of any such plan, (e) we are acquiring the Certificates for investment for our own account and not with a view to any distribution of such Certificates (but without prejudice to our right at all times to sell or otherwise dispose of the Certificates in accordance with clause (g) below), (f) we have not offered or sold any Certificates to, or solicited offers to buy any Certificates from, any person, or otherwise approached or negotiated with any person with respect thereto, or taken any other action which would result in a violation of Section 5 of the Act, and (g) we will not sell, transfer or otherwise dispose of any Certificates unless (1) such sale, transfer or other disposition is made pursuant to an effective registration statement under the Act or is exempt from such registration requirements, and if requested, we will at our expense provide an opinion of counsel satisfactory to the addressees of this certificate that such sale, transfer or other disposition may be made pursuant to an exemption from the Act, (2) the purchaser or transferee of such Certificate has

executed and delivered to you a certificate to substantially the same effect as this certificate, and (3) the purchaser or transferee has otherwise complied with any conditions for transfer set forth in the Agreement.

Very truly yours,

[NAME OF TRANSFEREE]

By: __________________________
Authorized Officer

FORM OF RULE 144A INVESTMENT LETTER

[DATE]

Long Beach Securities Corp.
1100 Town & Country Road
Orange, California 92868

Deutsche Bank National Trust Company
1761 East St. Andrew Place
Santa Ana, California 92705

Re: Long Beach Mortgage Loan Trust 2003-4, Asset-Backed Certificates Series 2003-4

Ladies and Gentlemen:

In connection with our acquisition of $______ Initial Certificate Principal Balance of the Class [__] Certificate of Long Beach Mortgage Loan Trust 2003-4 Asset-Backed Certificates, Series 2003-4 (the "Certificates"), issued pursuant to a Pooling and Servicing Agreement dated as of July 1, 2003 (the "Agreement") among Long Beach Securities Corp., as depositor (the "Depositor"), Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"), we certify that (a) we understand that the Certificates are not being registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws and are being transferred to us in a transaction that is exempt from the registration requirements of the Act and any such laws, (b) we have had the opportunity to ask questions of and receive answers from the Depositor concerning the purchase of the Certificates and all matters relating thereto or any additional information deemed necessary to our decision to purchase the Certificates, (c) we are not an employee benefit plan that is subject to the Employee Retirement Income Security Act of 1974, as amended, or a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended, nor are we acting on behalf of any such plan, (d) we have not, nor has anyone acting on our behalf offered, transferred, pledged, sold or otherwise disposed of the Certificates, any interest in the Certificates or any other similar security to, or solicited any offer to buy or accept a transfer, pledge or other disposition of the Certificates, any interest in the Certificates or any other similar security from, or otherwise approached or negotiated with respect to the Certificates, any interest in the Certificates or any other similar security with, any person in any manner, or made any general solicitation by means of general advertising or in any other manner, or taken any other action, that would constitute a distribution of the Certificates under the Securities Act or that would render the disposition of the Certificates a violation of Section 5 of the Securities Act or require registration pursuant thereto, nor will act, nor has authorized or will authorize any person to act, in such manner with respect to the Certificates, (e) we are a "qualified institutional buyer" as that term is defined in Rule 144A under the Securities Act and have completed either of the forms of certification to that effect attached hereto as Annex 1 or Annex 2. We are aware that the sale to us is being made in reliance on Rule 144A. We are acquiring the Certificates for our own account or for resale pursuant to Rule 144A and further, understand that such Certificates may be resold, pledged or transferred only (i) to a person reasonably believed to be a qualified

institutional buyer that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the resale, pledge or transfer is being made in reliance on Rule 144A, or (ii) pursuant to another exemption from registration under the Securities Act.

Very truly yours,

[NAME OF TRANSFEREE]

By: ______________________________
Authorized Officer

ANNEX 1 TO EXHIBIT J

QUALIFIED INSTITUTIONAL BUYER STATUS UNDER SEC RULE 144A

[For Transferees Other Than Registered Investment Companies]

The undersigned (the "Buyer") hereby certifies as follows to the parties listed in the Rule 144A Transferee Certificate to which this certification relates with respect to the Certificates described therein:

1. As indicated below, the undersigned is the President, Chief Financial Officer, Senior Vice President or other executive officer of the Buyer.

2. In connection with purchases by the Buyer, the Buyer is a "qualified institutional buyer" as that term is defined in Rule 144A under the Securities Act of 1933, as amended ("Rule 144A") because (i) the Buyer owned and/or invested on a discretionary basis $________[1] in securities (except for the excluded securities referred to below) as of the end of the Buyer's most recent fiscal year (such amount being calculated in accordance with Rule 144A and (ii) the Buyer satisfies the criteria in the category marked below.

_____ Corporation, etc. The Buyer is a corporation (other than a bank, savings and loan association or similar institution), Massachusetts or similar business trust, partnership, or charitable organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

_____ Bank. The Buyer (a) is a national bank or banking institution organized under the laws of any State, territory or the District of Columbia, the business of which is substantially confined to banking and is supervised by the State or territorial banking commission or similar official or is a foreign bank or equivalent institution, and (b) has an audited net worth of at least $25,000,000 as demonstrated in its latest annual financial statements, a copy of which is attached hereto.

_____ Savings and Loan. The Buyer (a) is a savings and loan association, building and loan association, cooperative bank, homestead association or similar institution, which is supervised and examined by a State or Federal authority having supervision over any such institutions or is a foreign savings and loan association or equivalent institution and (b) has an audited net worth of at least $25,000,000 as demonstrated in its latest annual financial statements, a copy of which is attached hereto.

_____ Broker-dealer. The Buyer is a dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934.

---

[1] Buyer must own and/or invest on a discretionary basis at least $100,000,000 in securities unless Buyer is a dealer, and, in that case, Buyer must own and/or invest on a discretionary basis at least $10,000,000 in securities.

_____ Insurance Company. The Buyer is an insurance company whose primary and predominant business activity is the writing of insurance or the reinsuring of risks underwritten by insurance companies and which is subject to supervision by the insurance commissioner or a similar official or agency of a State, territory or the District of Columbia.

_____ State or Local Plan. The Buyer is a plan established and maintained by a State, its political subdivisions, or any agency or instrumentality of the State or its political subdivisions, for the benefit of its employees.

_____ ERISA Plan. The Buyer is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974.

_____ Investment Advisor. The Buyer is an investment advisor registered under the Investment Advisors Act of 1940.

_____ Small Business Investment Company. Buyer is a small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

_____ Business Development Company. Buyer is a business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940.

3. The term "securities" as used herein does not include (i) securities of issuers that are affiliated with the Buyer, (ii) securities that are part of an unsold allotment to or subscription by the Buyer, if the Buyer is a dealer, (iii) securities issued or guaranteed by the U.S. or any instrumentality thereof, (iv) bank deposit notes and certificates of deposit (v) loan participations, (vi) repurchase agreements, (vii) securities owned but subject to a repurchase agreement and (viii) currency, interest rate and commodity swaps.

4. For purposes of determining the aggregate amount of securities owned and/or invested on a discretionary basis by the Buyer, the Buyer used the cost of such securities to the Buyer and did not include any of the securities referred to in the preceding paragraph, except (i) where the Buyer reports its securities holdings in its financial statements on the basis of their market value, and (ii) no current information with respect to the cost of those securities has been published. If clause (ii) in the preceding sentence applies, the securities may be valued at market. Further, in determining such aggregate amount, the Buyer may have included securities owned by subsidiaries of the Buyer, but only if such subsidiaries are consolidated with the Buyer in its financial statements prepared in accordance with generally accepted accounting principles and if the investments of such subsidiaries are managed under the Buyer's direction. However, such securities were not included if the Buyer is a majority-owned, consolidated subsidiary of another enterprise and the Buyer is not itself a reporting company under the Securities Exchange Act of 1934, as amended.

5. The Buyer acknowledges that it is familiar with Rule 144A and understands that the seller to it and other parties related to the Certificates are relying and will continue to rely on the statements made herein because one or more sales to the Buyer may be in reliance on Rule 144A.

6. Until the date of purchase of the Rule 144A Securities, the Buyer will notify each of the parties to which this certification is made of any changes in the information and conclusions herein. Until such notice is given, the Buyer's purchase of the Certificates will constitute a reaffirmation of this certification as of the date of such purchase. In addition, if the Buyer is a bank or savings and loan is provided above, the Buyer agrees that it will furnish to such parties updated annual financial statements promptly after they become available.

____
Print Name of Buyer

By: ______________________________
Name: ______________________________
Title: ______________________________

Date: ______________________________

ANNEX 2 TO EXHIBIT J

QUALIFIED INSTITUTIONAL BUYER STATUS UNDER SEC RULE 144A

[For Transferees That are Registered Investment Companies]

The undersigned (the "Buyer") hereby certifies as follows to the parties listed in the Rule 144A Transferee Certificate to which this certification relates with respect to the Certificates described therein:

1. As indicated below, the undersigned is the President, Chief Financial Officer or Senior Vice President of the Buyer or, if the Buyer is a "qualified institutional buyer" as that term is defined in Rule 144A under the Securities Act of 1933, as amended ("Rule 144A") because Buyer is part of a Family of Investment Companies (as defined below), is such an officer of the Adviser.

2. In connection with purchases by Buyer, the Buyer is a "qualified institutional buyer" as defined in SEC Rule 144A because (i) the Buyer is an investment company registered under the Investment Company Act of 1940, as amended and (ii) as marked below, the Buyer alone, or the Buyer's Family of Investment Companies, owned at least $100,000,000 in securities (other than the excluded securities referred to below) as of the end of the Buyer's most recent fiscal year. For purposes of determining the amount of securities owned by the Buyer or the Buyer's Family of Investment Companies, the cost of such securities was used, except (i) where the Buyer or the Buyers Family of Investment Companies reports its securities holdings in its financial statements on the basis of their market value, and (ii) no current information with respect to the cost of those securities has been published. If clause (ii) in the preceding sentence applies, the securities may be valued at market.

_____ The Buyer owned $_________ in securities (other than the excluded securities referred to below) as of the end of the Buyer's most recent fiscal year (such amount being calculated in accordance with Rule 144A).

_____ The Buyer is part of a Family of Investment Companies which owned in the aggregate $___________ in securities (other than the excluded securities referred to below) as of the end of the Buyer's most recent fiscal year (such amount being calculated in accordance with Rule 144A).

3. The term "Family of Investment Companies" as used herein means two or more registered investment companies (or series thereof) that have the same investment adviser or investment advisers that are affiliated (by virtue of being majority owned subsidiaries of the same parent or because one investment adviser is a majority owned subsidiary of the other).

4. The term "securities" as used herein does not include (i) securities of issuers that are affiliated with the Buyer or are part of the Buyer's Family of Investment Companies, (ii) securities issued or guaranteed by the U.S. or any instrumentality thereof, (iii) bank deposit notes and certificates of deposit, (iv) loan participations, (v) repurchase agreements,

(vi) securities owned but subject to a repurchase agreement and (vii) currency, interest rate and commodity swaps.

5. The Buyer is familiar with Rule 144A and understands that the parties listed in the Rule 144A Transferee Certificate to which this certification relates are relying and will continue to rely on the statements made herein because one or more sales to the Buyer will be in reliance on Rule 144A. In addition, the Buyer will only purchase for the Buyer's own account.

6. Until the date of purchase of the Certificates, the undersigned will notify the parties listed in the Rule 144A Transferee Certificate to which this certification relates of any changes in the information and conclusions herein. Until such notice is given, the Buyer's purchase of the Certificates will constitute a reaffirmation of this certification by the undersigned as of the date of such purchase.

____
Print Name of Buyer or Adviser

By: ____________________________
Name:___________________________
Title:____________________________

IF AN ADVISER:

____
Print Name of Buyer

Date:____________________________

EXHIBIT K

TRANSFER AFFIDAVIT AND AGREEMENT

LONG BEACH MORTGAGE LOAN TRUST 2003-4,
ASSET-BACKED CERTIFICATES, SERIES 2003-4

STATE OF ___________)
) ss.:
COUNTY OF _________)

The undersigned, being first duly sworn, deposes and says as follows:

1. The undersigned is an officer of ________________________, the proposed Transferee of an Ownership Interest in the Class [___] Certificate (the "Certificate") issued pursuant to the Pooling and Servicing Agreement, (the "Agreement") among Long Beach Securities Corp., as depositor (the "Depositor"), Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). Capitalized terms used, but not defined herein shall have the meanings ascribed to such terms in the Agreement. The Transferee has authorized the undersigned to make this affidavit on behalf of the Transferee.

2. The Transferee is, as of the date hereof and will be, as of the date of the Transfer, a Permitted Transferee. The Transferee is acquiring its Ownership Interest in the Certificate either (i) for its own account or (ii) as nominee, trustee or agent for another Person and has attached hereto an affidavit from such Person in substantially the same form as this affidavit. The Transferee has no knowledge that any such affidavit is false.

3. The Transferee has been advised and understands that (i) a tax will be imposed on Transfers of the Certificate to Persons that are not Permitted Transferees; (ii) such tax will be imposed on the transferor, or, if such Transfer is through an agent (which includes a broker, nominee or middleman) of a Person that is not a Permitted Transferee, on the agent; and (iii) the Person otherwise liable for the tax shall be relieved of liability for the tax if the subsequent Transferee furnished to such Person an affidavit that such subsequent Transferee is a Permitted Transferee and, at the time of Transfer, such Person does not have actual knowledge that the affidavit is false.

4. The Transferee has been advised and understands that a tax will be imposed on a "pass-through entity" holding the Certificate if at any time during the taxable year of the pass-through entity a Person that is not a Permitted Transferee is the record holder of an interest in such entity. The Transferee understands that such tax will not be imposed for any period with respect to which the record holder furnishes to the pass-through entity an affidavit that such record holder is a Permitted Transferee and the pass-through entity does not have actual knowledge that such affidavit is false. (For this purpose, a "pass-through entity" includes a regulated investment company, a real estate investment trust or common trust fund, a partnership, trust or estate, and certain cooperatives and, except as may be provided in Treasury Regulations, persons holding interests in pass-through entities as a nominee for another Person.)

5. The Transferee has reviewed the provisions of Section 5.02(d) of the Agreement and understands the legal consequences of the acquisition of an Ownership Interest in the Certificate including, without limitation, the restrictions on subsequent Transfers and the provisions regarding voiding the Transfer and mandatory sales. The Transferee expressly agrees to be bound by and to abide by the provisions of Section 5.02(d) of the Agreement and the restrictions noted on the face of the Certificate. The Transferee understands and agrees that any breach of any of the representations included herein shall render the Transfer to the Transferee contemplated hereby null and void.

6. The Transferee agrees to require a Transfer Affidavit from any Person to whom the Transferee attempts to Transfer its Ownership Interest in the Certificate, and in connection with any Transfer by a Person for whom the Transferee is acting as nominee, trustee or agent, and the Transferee will not Transfer its Ownership Interest or cause any Ownership Interest to be Transferred to any Person that the Transferee knows is not a Permitted Transferee. In connection with any such Transfer by the Transferee, the Transferee agrees to deliver to the Trustee a certificate substantially in the form set forth as Exhibit L to the Agreement (a "Transferor Certificate") to the effect that such Transferee has no actual knowledge that the Person to which the Transfer is to be made is not a Permitted Transferee.

7. The Transferee does not have the intention to impede the assessment or collection of any tax legally required to be paid with respect to the Certificate.

8. The Transferee's taxpayer identification number is ____________.

9. The Transferee is a U.S. Person as defined in Code Section 7701(a)(30).

10. The Transferee is aware that the Certificate may be "noneconomic residual interests" within the meaning of Treasury regulations promulgated pursuant to the Code and that the transferor of a noneconomic residual interest will remain liable for any taxes due with respect to the income on such residual interest, if a significant purpose of the transfer was to impede the assessment or collection of tax. The Transferee understands that, as the holder of a noneconomic residual interest, the Transferee may incur tax liabilities in excess of any cash flows generated by the Certificate. The Transferee intends to pay taxes associated with holding the Certificate as they become due.

11. The Transferee is not an employee benefit plan that is subject to ERISA or a plan that is subject to Section 4975 of the Code, nor is it acting on behalf of such a plan.

IN WITNESS WHEREOF, the Transferee has caused this instrument to be executed on its behalf, pursuant to authority of its Board of Directors, by its Vice President, attested by its Secretary, this ___ day of [__________].

[TRANSFEREE NAME]

By: ______________________________
Name: ____________________________
Title: ______________________________

[Corporate Seal]

ATTEST:

____
Secretary

Personally appeared before me the above-named ____________________, known or proved to me to be the same person who executed the foregoing instrument and to be the ____________________ of the Transferee, and acknowledged that he executed the same as his free act and deed and the free act and deed of the Transferee.

Subscribed and sworn before me this ___ day of [__________].

____
NOTARY PUBLIC

My Commission expires the __ day of ____, 20__.

EXHIBIT L

FORM OF TRANSFEROR CERTIFICATE

[DATE]

Long Beach Securities Corp.
1100 Town & Country Road
Orange, California 92868

Deutsche Bank National Trust Company
1761 East St. Andrew Place
Santa Ana, California 92705

Re: Long Beach Mortgage Loan Trust 2003-4,
Asset-Backed Certificates Series 2003-4

Ladies and Gentlemen:

In connection with our disposition of the Class [__] Certificates (the "Certificates"), issued pursuant to the Pooling and Servicing Agreement dated as of July 1, 2003 (the "Agreement") among Long Beach Securities Corp., as depositor (the "Depositor"), Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee") we certify that (a) we understand that the Certificates have not been registered under the Securities Act of 1933, as amended (the "Act"), and are being disposed by us in a transaction that is exempt from the registration requirements of the Act, (b) we have not offered or sold any Certificates to, or solicited offers to buy any Certificates from, any person, or otherwise approached or negotiated with any person with respect thereto, in a manner that would be deemed, or taken any other action which would result in, a violation of Section 5 of the Act, (c) to the extent we are disposing of the Class [__] Certificate, we have no knowledge that the Transferee is not a Permitted Transferee and (d) no purpose of the proposed disposition of the Class [__] Certificate is to impede the assessment or collection of tax.

Very truly yours,

TRANSFEROR

By: ______________________________
Name: ____________________________
Title: _____________________________

SCHEDULE I

PREPAYMENT CHARGE SCHEDULE

AVAILABLE UPON REQUEST

SCHEDULE II

CAP PREMIUM SCHEDULES

SCHEDULE III

[RESERVED]

SCHEDULE IV

PMI MORTGAGE LOAN SCHEDULE

NOT APPLICABLE